Form 20-F
period 2003-03-31
KONAMI CORP
filed 2003-07-31
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 1-31452

Konami Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

KONAMI CORPORATION

(Translation of registrant’s name into English)

4-1, Marunouchi 2-chome, Chiyoda-ku,
Tokyo 100-6330
Japan	Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2003, 120,484,375 shares of common stock were outstanding, including 86,500 shares represented by 86,500 American Depositary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐     Item 18  ☒

*	Not for trading, but only in connection with the listing of American Depositary Shares, each representing one share of common stock.

As used in this annual report, references to “Konami” are to KONAMI CORPORATION and references to “we”, “our” and “us” are to KONAMI CORPORATION and its subsidiaries except as the context otherwise requires.

As used in this annual report, “fiscal 2003” refers to our fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan.

As used in this annual report, “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

As used in this annual report, “ADS” means an American Depositary Share, and “ADR” means an American Depositary Receipt.

In tables appearing in this annual report, figures may not add up to totals due to rounding.

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 1999 through 2003. The data for the fiscal years ended March 31, 2001, 2002 and 2003 in the first table is derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. The data for the fiscal years ended March 31, 1999 through 2002 in the second table is derived from our audited consolidated financial statements prepared in accordance with Japanese GAAP. We have not prepared consolidated financial statements in accordance with Japanese GAAP for any period after March 31, 2002. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2001 (1)	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥171,481	¥225,580	¥253,657	$2,110,291
Cost of revenues	103,068	154,651	174,879	1,454,900
Impairment charge for goodwill and other intangible assets (2)	—	—	47,599	395,998
Selling, general and administrative expenses	30,502	52,842	53,049	441,340

Operating income (loss)	37,911	18,087	(21,870)	(181,947)

Other income (expenses), net	2,924	4,591	(226)	(1,880)

Income (loss) before income taxes and minority interest (3)	40,835	22,678	(22,096)	(183,827)
Income taxes	19,203	11,667	6,186	51,464
Minority interest in income (loss) of consolidated subsidiaries	420	364	(1,051)	(8,744)
Equity in net income (loss) of affiliated companies	356	755	(1,288)	(10,716)

Net income (loss)	¥21,568	¥11,402	¥(28,519)	$(237,263)

Basic and diluted net income (loss) per share (4)	¥189.04	¥89.32	¥(234.58)	$(1.95)
Cash dividends per share	¥54.00	¥54.00	¥46.00	$0.38

Balance Sheet Data:
Total current assets	¥124,852	¥142,055	¥136,705	$1,137,313
Total assets	293,830	328,091	278,250	2,314,892
Total current liabilities	80,350	79,548	71,774	597,122
Total long-term liabilities	36,754	77,637	87,215	725,582
Total shareholders’ equity	145,151	134,990	90,406	752,130

(1)

In February 2001, we acquired 54.64% of the issued and outstanding shares of People Co., Ltd., a health and fitness club operator in Japan, for total cash consideration of ¥69,415 million. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date. See note 2 to the consolidated financial statements.

(2)	Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Approximately ¥36,717 million of this loss related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts. Under U.S. GAAP, impairment loss is treated as an operating expense.
(3)	Under U.S. GAAP, income before income taxes does not include equity in net income/losses of affiliated companies.
(4)	Cash dividends per share have been adjusted to reflect the stock splits by way of free distributions made on May 19, 2000.

Selected Financial Data Prepared in Accordance with Japanese GAAP

	Fiscal year ended/as of March 31,
	1999	2000 (1)	2001(2)	2002	2002
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥113,414	¥146,667	¥171,481	¥225,580	$1,692,908
Cost of revenues	75,029	90,755	103,210	154,371	1,158,507
Selling, general and administrative Expenses	21,650	24,973	29,625	44,332	332,698

Operating income	16,735	30,939	38,646	26,877	201,703

Other income (expenses), net	(2,090)	3,471	946	2,322	17,426

Income before income taxes and minority interest (3)	14,645	34,410	39,592	29,199	219,129
Income taxes	9,326	15,650	17,307	13,248	99,422
Minority interest in income of consolidated subsidiaries	214	415	503	2,378	17,846

Net income	¥5,105	¥18,345	¥21,782	¥13,573	$101,861

Net income per share—basic (4)	¥48.13	¥164.26	¥190.91	¥107.24	$0.80
Net income per share—diluted (4)	¥45.33	¥163.33	¥190.91	¥107.24	$0.80
Cash dividends per share	¥43.00	¥97.00	¥54.00	¥54.00	$0.41

Balance Sheet Data:
Total current assets	¥80,797	¥102,953	¥125,278	¥142,133	$1,066,664
Total assets	117,383	136,081	250,023	290,148	2,177,471
Total current liabilities	45,166	46,647	77,571	75,645	567,692
Total long-term liabilities	24,605	16,348	8,554	53,111	398,582
Total shareholders’ equity	46,908	70,844	149,875	141,298	1,060,398

(1)	Effective April 1, 1999, we adopted the new Japanese GAAP accounting standard for deferred income taxes, which required recognition of deferred income taxes for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. As a result of the adoption, net income increased by ¥783 million for the year ended March 31, 2000 compared with what would have been recorded under the previous standard.
(2)	In February 2001, we acquired 54.64% of the issued and outstanding shares of People Co., Ltd., a health and fitness club operator in Japan, for total cash consideration of ¥69,415 million. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date.

(3)	Under Japanese GAAP, income before income taxes includes equity in net income/losses of affiliated companies.
(4)	Net income per share information is calculated by dividing net income by the weighted average number of shares outstanding during the relevant period after adjusting to reflect the stock splits by way of free distributions made on May 20, 1999 and May 19, 2000.

There are certain significant differences between U.S. GAAP and Japanese GAAP. These differences relate to, among other things, disclosure of segment information, the scope of consolidation, accounting for derivatives, deferred income taxes, accounting for investments in certain equity securities, accounting for capital leases, accrued compensated absences, accounting for employee retirement and severance benefits, accounting for business combinations, intangible assets and impairment of long-lived assets, the presentation of the cash flows and the statement of comprehensive income. Also, under Japanese GAAP, a restatement of prior years’ financial statements reflecting the effect of a change in accounting principles is not required.

Our results of operations for the fiscal years ended March 31, 2001 and 2002 as reported in our U.S. GAAP and Japanese GAAP consolidated financial statements differ principally because of accounting for the effects of business combinations, impairment of long-lived assets, impairment of prepaid assets and deferred taxes.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥120.20 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2003, the last business day prior to the date of our most recent annual financial statements. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
1999	147.14	108.83	128.10	118.43
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07

Calendar year 2003
January	120.18	117.80	118.81	119.96
February	121.30	117.14	119.34	118.22
March	121.42	116.47	118.69	118.07
April	120.55	118.25	119.90	119.07
May	119.50	115.94	117.37	119.50
June	119.87	117.46	118.33	119.87

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily closing exchange rates with respect to calendar years.

As of July 24, 2003, the noon buying rate was ¥119.25 per $1.00.

B.    Capitalization and Indebtedness.

Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.    Risk Factors.

Special Note Regarding Forward-looking Statements.

This annual report contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will turn out to be correct. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important risks and factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in this Item 3.D or elsewhere in this annual report and include, without limitation:

•	our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences;

•	changes in economic conditions affecting our operations or the way that individuals choose to spend their leisure time;

•	our ability to successfully expand internationally with a focus on our Computer & Video Games business, Toy & Hobby business and Gaming business;

•	our ability to successfully expand the scope of our business and broaden our customer base through our Exercise Entertainment business;

•	regulatory developments and changes, in particular in the gaming industry, and our ability to respond and adapt to those changes; and

•	our expectations with regard to further acquisitions and the integration of any companies we may acquire.

Risks Relating to Our Overall Business

Our future success is dependent on our ability to release “hit” products.

The market for video game software, Toy & Hobby products, amusement arcade games, token-operated games and gaming machines is “hits” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our Toy & Hobby segment in recent years resulted from, and was heavily dependent on, the sales of our Yu-Gi-Oh! card games. Similarly, hit video game software titles such as the Yu-Gi-Oh! series, the World Soccer Winning Eleven series and the Metal Gear Solid series have contributed significantly to the recent results of our Computer & Video Games segment. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits could be harmed.

Our revenues are dependent on timely introduction of popular new products.

Our success depends on generating revenue from the timely introduction and shipment of new products. The average life cycle of a new software title generally ranges from less than three months to twelve to eighteen months, with the majority of sales occurring in the first thirty to one hundred and twenty days after release. The life cycle for Toy & Hobby products including mainly card games, amusement arcade games, token-operated games and gaming machines also tends to be limited. We are constantly required to introduce new products in order to generate revenues and/or to replace declining revenues from older products. Also, because revenues earned during the early life of a product generally constitute a relatively high percentage of the total revenues earned from a product, a significant delay in the introduction of one or more new products, or the inability to ship in sufficient quantities to meet demand, could negatively affect sales and have a negative impact on our financial condition and results of operations. Unanticipated delays could also cause us to miss an important selling season such as the year-end holiday buying season or summer vacation. Moreover, our products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs.

The timely shipment of a new product depends on various factors, including the development process, approval by third-party licensors, production capacity and other factors such as debugging and approval by hardware licensors, in the case of software. It is possible that some of our products will not be released or shipped in a timely fashion in accordance with our plans.

Competition for market acceptance and pricing competition affect our revenue and profitability.

The markets for video game software, arcade games, token-operated games, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of software for handheld and home game consoles, amusement arcade games, token-operated games and gaming machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

Our competitors vary in size from small companies to very large corporations, some of which have significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. It is also possible that some of our domestic competitors will form alliances or enter into exclusive business arrangements with key creators, distributors or retailers overseas which could hinder our ability to expand into international markets.

A decline in consumer spending due to unfavorable economic conditions could hinder sales of our products and our performance may be vulnerable to rapidly changing consumer preferences.

Sales of our products depend substantially on how consumers decide to spend their money. Unfavorable economic conditions may depress consumer spending, especially for entertainment and health-oriented products and services like ours. Many of our markets are characterized by rapidly changing trends and fads, and frequent innovations and improvements are necessary to maintain consumer interest. Our financial performance may be harmed if we are unable to successfully adapt our products and services to these changing trends and fads.

We also compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using video game software or amusement arcade games, token-operated games and gaming machines and more time using the Internet or otherwise choose to engage in other forms of entertainment and leisure activities.

Fluctuations in our quarterly operating results make our quarterly revenues and income difficult to predict.

The timing of release of new products can cause material quarterly revenue and earnings fluctuations. A significant portion of revenues in any quarter is often derived from sales of new products introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new product during the scheduled quarter, our revenues and earnings will be negatively affected in that period. In addition, because a majority of the unit sales for many of our products typically occur in the first thirty to one hundred and twenty days following their introduction, revenues and earnings may increase significantly in a period in which a major product is introduced and may decline in the following period or in periods in which there are no major product introductions.

Our quarterly operating results also may be materially impacted by other factors, including the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title or special events such as the Olympic Games or World Cup Soccer. Also, many of our products are in the greatest demand in December and January, particularly at the end and beginning of the year and, to a lesser extent, in August (summer vacation) and in March (spring vacation), in decreasing order. This trend is explained as these months correspond to the periods of children’s school holidays and it is customary in Japan to buy toys as Christmas and New Year presents in December and January. Additionally, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Nintendo and Microsoft.

Inability to procure commercially valuable intellectual property licenses may prevent product releases or result in reduced product sales.

We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. For example, our products often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as NBA Properties, Inc. and FIFPro Foundation. We have also acquired content licenses from Japanese sports organizations such as the Japan Professional Baseball League, the Japan Professional Soccer League, or J-League, and the Japan Football Association. In addition, we have obtained content licenses from various companies, including Disney Interactive, Inc., Nihon Ad Systems Co., Ltd., Kodansha, Nippon Television Network Corporation and Tokyo Broadcasting System, Inc. and Mirage Licensing, Inc.

These license and distribution agreements are limited in scope and time, and we may not be able to acquire new licenses, renew licenses when they expire or include new products in existing licenses. License agreements relating to these rights generally extend for an initial term of two to three years. The agreements are terminable upon the occurrence of a number of factors, including our material breach of the agreement, failure to pay amounts due to the licensor in a timely manner, or a bankruptcy or insolvency. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

We regard our products as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various patents, copyrights and trademarks. We are aware that some unauthorized copying occurs within the trading card game, video game software and arcade machine industries. For example, unauthorized copies of the Yu-Gi-Oh! card games have been found in the United States, France, China, Taiwan and the Netherlands. If a significant volume of unauthorized copying of our trading card games and other products were to occur, it could cause material harm to our business and financial results.

Policing unauthorized use of our products is difficult and can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish, particularly as we pursue new and emerging technologies. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

Infringement of intellectual property rights could lead to costly litigation and/or the need to enter into license agreements, which may result in increased operating expenses.

Existing or future infringement claims against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on our results of operations. As the number of our products increases and the features and content of these products continue to overlap, we increasingly become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement.

From time to time, third parties have asserted that some of our products infringed their proprietary rights. These infringement claims have sometimes resulted in litigation against us. For example, on August 26, 2002, 13 Japanese professional baseball players filed a complaint against us and the Nippon Professional Baseball Organization claiming that we do not have the right to use or sublicense the use of individual names or likenesses of professional baseball players in the production and distribution of computer game software. For additional detail regarding this litigation, see Item 4.B “Legal Proceedings” below. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

Intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

•	redesign our products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

Any of these actions may cause material harm to our business and financial results.

If our products contain defects, our business could be harmed significantly.

Our video game software products, amusement arcade games, token-operated games, gaming machines, pachinko liquid crystal display, or LCD, units and exercise equipment are complex and may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

We may face limitations on our ability to find suitable acquisition opportunities and integrate acquired businesses.

In order to develop and market our products and services competitively, we are seeking opportunities in and outside Japan to make acquisitions of controlling or significant stakes in other businesses that will grow our current businesses. Some of these transactions could be material in size and scope. Our acquisitions strategy requires that we effectively coordinate and integrate our activities with those of the companies in which we invest or which we acquire. In the event we make such acquisitions or investments, we will face additional financial and operational risks, including:

•	difficulty in assimilating the operations, technology and personnel of acquired companies;

•	disruption in our business because of the allocation of financial and human resources to consummate the acquisitions;

•	difficulty in retaining key technical and managerial personnel from acquired companies;

•	dilution of our current shareholders if we issue equity to fund one or more of these acquisitions or investments; and

•	assumption of operating losses and increased expenses, charges and liabilities in connection with acquisitions.

While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the video game software, amusement arcade machine, gaming machine and fitness club industries continue to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or investments on terms acceptable to us or such an acquisition or investment may not enhance our business or may decrease rather than increase our earnings. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.

We may not be able to effectively coordinate our activities with those of our public subsidiaries.

Among our current subsidiaries, four—Konami Computer Entertainment Studios, Inc.; Konami Computer Entertainment Tokyo, Inc.; Konami Computer Entertainment Japan, Inc.; and Konami Sports Corporation—are public companies in Japan. Although we hold, either directly or indirectly, a majority of the outstanding shares of common stock of each of these four subsidiaries, interests of other shareholders may be inconsistent with our interests. Because the directors of these subsidiaries owe fiduciary duties to the subsidiary as a company, and hence to all shareholders including the minority shareholders, it is possible that business and strategic conflicts could arise between us and our public subsidiaries, or between public subsidiaries. As a result, our public subsidiaries may engage in business activities of a kind, or in a manner, that either conflict with or are inconsistent with our strategic goals and we may not be able to achieve the synergies we expect from our investments in these subsidiaries.

Our business and financial results could be negatively impacted if we are unable to attract additional qualified employees or retain the services of key personnel such as our founder, Chairman and CEO, Mr. Kagemasa Kozuki, the loss of whom could have a material adverse effect on our business.

Our continued growth and success depend to a significant extent on the continued service of our senior management and other key employees and the hiring of new qualified employees. The software industry in particular is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so that may not be offset through either improved productivity or higher prices.

In addition, our continued success will depend to a significant extent on the efforts and abilities of our founder and current Chairman and CEO, Mr. Kagemasa Kozuki. Mr. Kozuki is actively engaged in our management and determines our strategic direction. While we are in the process of establishing a management structure designed to reduce our dependence on Mr. Kozuki, his sudden departure could have a material adverse effect on our operations, financial condition and operating results.

Factors specific to international sales may result in reduced revenues and/or increased costs.

Approximately 89.4% of our net revenues during fiscal 2001, 78.7% of our net revenues during fiscal 2002 and 71.9% of our net revenues during fiscal 2003 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and card games, including through acquisitions or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to major retailers that control market access to consumers. International sales are also subject to fluctuating exchange rates. These and other factors specific to international sales may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and 20s, the traditional target market for our products and services including Computer & Video Games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to enter new markets such as fitness clubs and expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining after 2007 and its demographic makeup is already aging considerably. According to government estimates released in March 2002, as of calendar year 2000, 17.4% of Japan’s population was aged 65 or over and this percentage is expected to reach 26.0% by 2015.

Risks Relating to Our Computer & Video Games Business

Transitions in game console platforms and technological change have a material impact on the market for video game software and may adversely affect our revenues and profitability.

The life cycle of existing game console platforms and the market acceptance and popularity of new game console platforms significantly affects the success of our products. The introduction of new technologies could render our current products or products in development obsolete or unmarketable. In addition, we cannot guarantee that we will be successful in developing and publishing software for new game console platforms on a timely basis. Further, we have no control over the release dates of new game platforms or the number of units that will be shipped upon such release.

Also, when new game console platforms are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation and Nintendo 64 platforms were negatively affected by the recent platform transition from 32-bit and 64-bit to 128-bit game consoles such as Sony’s PlayStation2, Nintendo’s GameCube and Microsoft’s Xbox. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, as occurred with Microsoft’s Xbox, we may experience lower-than-expected sales.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

The cyclical nature of the industry requires us to anticipate and assess the emergence and market acceptance of new game console platforms and develop new software well in advance of the time the platform is introduced to consumers. The complexity of next-generation platforms has resulted in higher development expenses which typically range between ¥100 million and ¥700 million per product. If the platforms for which we develop new software products do not attain significant market penetration or our new products fail to gain market acceptance, we may not be able to recover in revenues our development expenses, which could be significant, and our business and financial results could be significantly harmed. We anticipate that our profitability will continue to be impacted by the levels of research and development expenses relative to revenues, and by fluctuations relating to the timing of development in anticipation of future platforms.

If we are unable to obtain or renew licenses from hardware manufacturers, we will not be able to release software for popular video game consoles and our revenue and profitability may be negatively impacted.

Substantially all of our revenues from our Computer & Video Games segment have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other companies. We may only publish our games for play on their game platforms if we receive a platform license from them, which licenses are generally for an initial term of several years and may be extended for additional one-year terms. If we cannot obtain licenses to develop video game software from manufacturers of popular game consoles or if any of our existing license agreements are terminated, we will not be able to release software for those systems, which may have a negative impact on our results of operations and profitability. Although we cannot assure shareholders that we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems when the term of existing license agreements end, to date we have always obtained extensions or new agreements with the hardware companies. We also depend on hardware manufacturers for the following additional reasons:

•	platform manufacturers have considerable control over the prices for their platform licenses;

•	we must obtain their prior review and approval to publish games on their platforms;

•	if the popularity of a game platform declines, or the manufacturer stops manufacturing or does not meet the demand for a platform, or delays the introduction of a platform in a region important to us, the games that we have published and that we are developing for that platform would likely produce lower sales than we anticipate;

•	these manufacturers control the manufacture of, or approval to manufacture, the game discs and cartridges that incorporate our software; and

•	these companies have the exclusive right to protect the intellectual property rights to their respective hardware platforms and technology and to discourage others from producing unauthorized software for their platforms that compete with our games.

In addition, we depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms. Games for the Xbox must be manufactured by pre-approved manufacturers. Our hardware platform licenses with these platform manufacturers provide that the manufacturer may change prices for the manufacturing of products. These licenses include other provisions such as approval rights of all products and related promotional materials that could have an effect on our costs and the timing of release of new titles.

Since major manufactures such as Sony and Nintendo are also publishers of games for their own hardware platforms and manufacture products for all of their other licensees, such manufacturers may give priority to their own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo, which has occurred in the past. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture video game software for their consoles, or elect to manufacture software themselves or use developers other than us.

Our business, revenues and profits could be harmed if we are not able to respond in a timely manner to the increasing popularity of Internet-based games.

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over the Internet and, in Japan, on mobile phones. Although we are marketing mobile phone-based games, we are developing and testing but have not yet begun to sell a significant number of games for play over the Internet. If the Internet becomes a popular avenue for interactive software games, we will need to rapidly develop and release games for such media and to establish a profitable business model for these Internet-based games. If we are not able to respond in a timely manner to the increasing popularity of these games, our business, revenues and profits could be harmed.

Our video game software for both game consoles and amusement arcade games may be subject to governmental restrictions, rating systems or to legal claims regarding content.

Legislation is periodically introduced at the local, state and federal levels in the United States and in other countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in software products. In addition, many countries have laws that permit governmental entities to censor the content and advertising of software. Although there are no mandatory government-run rating systems in Japan or other countries that are significant markets or potential markets for our products, such rating systems may eventually be adopted. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. Due to the uncertainties regarding these rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business.

Within the past several years, at least one lawsuit has been filed in the United States against video game companies, which did not name us as a defendant, by the families of victims who were shot and killed by teenage gunmen. This lawsuit alleged that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. While the plaintiffs’ claims were dismissed, similar lawsuits may be filed in the future which, if decided against us and our insurance carrier does not cover the amounts we are liable for, could have a material adverse effect on our business and financial results. Also payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

Although neither the terrorist attacks in the United States of America in September 2001 nor the late 2001 bio-terrorist attacks on various organizations have had a material adverse effect on our business, operations or financial condition, we cannot assure you that future terrorist attacks or the response of governments to any future terrorist actions, would not negatively affect our business by requiring us to modify the content of our game software, which could result in expensive product recalls, reprogramming or delays in the release of future games.

Risks Relating to Our Exercise Entertainment Business

We may be unable to acquire additional clubs at reasonable prices—our failure to acquire fitness clubs will adversely impact our growth strategy.

Our growth strategy depends to a significant degree on our ability to successfully acquire fitness clubs in selected locations in major cities within Japan. The successful acquisition and operation of fitness clubs will depend on various factors, including our ability to:

•	locate suitable acquisition targets;

•	obtain financing to consummate such acquisitions;

•	negotiate acceptable purchase agreements;

•	obtain lease assignments on acceptable terms;

•	effectively integrate acquired businesses with existing operations;

•	expand our membership base at acquired locations;

•	hire, train and retain qualified employees; and

•	effectively address issues raised by other factors, some or all of which may be beyond our control.

As a result of the foregoing, we cannot assure you that we will be able to acquire fitness clubs in areas in which we wish to expand, that any future acquisitions will be successfully integrated into our operations, that competition for acquisitions will not intensify or that we will be able to complete such acquisitions on acceptable terms and conditions. Nor can we assure you that even if we are able to expand this business, that expansion will be profitable for us.

We may be unable to develop new clubs and we often experience an initial period of club operating losses with respect to newly-opened clubs.

Our growth strategy depends to a significant degree on our ability to successfully develop and operate new club locations. The successful development of new clubs will depend on various factors, including our ability to:

•	obtain financing;

•	locate suitable sites for clubs;

•	successfully negotiate lease agreements and meet construction schedules and budgets;

•	resolve zoning, permitting or other regulatory issues relating to the construction of new clubs;

•	hire, train and retain qualified personnel;

•	attract new members; and

•	effectively address issues raised by other factors, some or all of which may be beyond our control.

As a result of the foregoing, we cannot assure you that we will be able to implement our growth strategy, open new clubs on a timely and cost-efficient basis or operate our new clubs profitably. We increased the number of directly operate fitness clubs by 11 during fiscal 2003. Upon opening a new fitness club, we often experience an initial period of club operating losses for the first twelve months, but this period can vary substantially depending on the individual club. Initial membership levels tend not to generate sufficient revenue for the club to generate positive earnings in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. These losses and lower margins may negatively impact our future results of operations.

We may be unable to attract and retain members—a decline in members could have a negative effect on our business.

The performance of our fitness clubs is dependent on our ability to attract and retain members, and we cannot assure you that we will be successful in these efforts, or that the membership levels at one or more of our clubs will not decline. Our members can cancel their club membership at the end of any month provided that they give advance notice by the tenth day of that month. Because members periodically cancel their membership, our total number of members will decline unless we are able to attract new members each month. There are numerous factors that could lead to a decline in membership levels at established clubs or that could prevent us from increasing our membership at newer clubs, including our reputation, our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, the public’s interest in sports and fitness clubs and general economic conditions. As a result of these factors, we cannot assure you that our membership levels will be adequate to maintain or permit the expansion of our operations. In addition, a decline in membership levels may have a material adverse effect on our performance, financial condition and results of operations.

Failure to compete effectively will have an adverse effect on our results of operations.

The fitness club industry is highly competitive. We compete with other fitness clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income of our target markets. We cannot assure you that we will be able to compete effectively in the future in the markets in which we operate. Competitors, which may include companies which are larger and have greater resources than us, may enter these markets to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates, thereby increasing costs associated with expansion through both acquisitions, and lease negotiation and real estate availability.

Future claims—we could be subject to claims related to health risks at our clubs.

Use of our fitness clubs and equipment poses some potential health risks to members or guests through exertion and use of our services and facilities including exercise equipment. We cannot assure you that a claim against us for death or injury suffered by members or their guests while exercising at a club will not be asserted, or that we would be able to successfully defend any such claim. We currently maintain general liability coverage but we cannot assure you that we will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims. A liability claim in excess of our insurance coverage would have to be paid out of cash and would harm our reputation in the industry.

We are subject to various governmental regulations, the breach of which could result in temporary closings and negative publicity.

Our operations are subject to national, local and municipal government regulation in the various jurisdictions in which our clubs are located. These regulations include, but are not limited to, health, sanitation and safety regulations with respect to the sale of food and beverages and the operation of swimming pools and baths. Breach of these regulations could result in the temporary suspension or loss of licenses necessary to food service and other operations at any one of our clubs and negative publicity that could have an adverse effect on our reputation and ability to attract and retain club members.

We may be unable to get refunds of deposits and guarantee money relating to leases of land and buildings for the use of our fitness club facilities.

We rent land and buildings when we open new fitness clubs in many cases. Under lease agreements, we are often required to make deposits and provide guarantee money in order to provide a source of funds to offset owners’ damages if we were to default in payment of rent or to neglect to restore the property to its original state upon termination of the lease agreement. Accordingly, if we pay our rent and perform our restoration obligations as prescribed in the agreement, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property goes bankrupt before returning these funds, or if the owner otherwise is unable or unwilling to return these funds, we may not be able to obtain refunds of such deposits and guarantee money.

If we are unsuccessful in our efforts to become a significant manufacturer of fitness equipment, our revenues will not grow as expected or may decrease.

With respect to our fitness equipment business, we may be unsuccessful in making the transition from a company that primarily supplies fitness equipment and solutions produced by other companies, to a company that will also focus on the design and manufacture of fitness equipment. If we fail to make this transition successfully, our revenues may not grow as expected or may decrease. This transition may require that we, among other things:

•	incur research and development expenses;

•	expand, educate and refocus our sales and marketing force to sell our own products as we attempt to gain market share;

•	develop a customer base for our new products; and

•	develop and market new products and services.

We cannot provide any assurance that we will succeed in managing this transition. In addition, we have limited expertise in the design and manufacture of fitness equipment. Therefore, we may fail to generate sufficient revenues from the sale of our own fitness equipment and we may incur a significant decline in revenues if our current suppliers decide to discontinue business with us because we have entered the market as competitors.

If the market for home fitness equipment does not develop and expand as we anticipate, our revenues will not grow as expected.

A significant portion of our growth strategy for our Amusement segment is dependent on the growth of the home fitness equipment market and on the commercial success of our products. The market for home fitness equipment products is in an early stage of development and we cannot be sure that our target customers will widely adopt these products. We cannot be sure we will be successful in our development efforts or that our products will gain market acceptance.

We face competition from competitors with greater resources, which may make it more difficult for us to achieve significant market penetration.

The market for fitness equipment is very competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our machines will compete directly with Life Fitness, The Nautilus Group and other machines that enjoy several competitive advantages, including:

•	significantly greater name recognition;

•	established relations with health and fitness clubs;

•	a diverse lineup of existing products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	established distribution networks and relationships with retailers; and

•	greater resources for product development, sales and marketing.

These companies and others have developed and will continue to develop new products that compete directly with our products. In addition, our competitors spend significantly greater funds for the research, development, promotion and sale of new and existing products. These resources can allow them to respond more quickly to new or emerging technologies and changes in customer requirements. For these reasons, we may not be able to compete successfully against our current and future competitors.

Total assets, shareholders’ equity and earnings could be materially reduced if identifiable intangible assets balances allocated to our Exercise Entertainment segment become impaired.

Our balance sheet includes the amount designated as “identifiable intangible assets” that represent 16.7% of our total assets and 51.4% of our shareholders’ equity at March 31, 2003. Our identifiable intangible assets are primarily trademarks allocated to our Exercise Entertainment segment acquired in connection with acquisitions, which are determined to have an indefinite life. After our adoption of Statement of Financial Accounting Standards, or SFAS, No. 142 on April 1, 2002, our goodwill and indefinite lived intangible assets must be reviewed for impairment based on fair value at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. See Item 5.A “Accounting Developments” below for additional information regarding the adoption of SFAS No. 142. We routinely review future expected cash flows for the specific operations associated with, and other factors affecting the fair value of, the respective goodwill and identifiable intangible asset balances to determine whether there are potential impairments of the unamortized balances. If balances are determined to be impaired and impairment losses are recorded, total assets, shareholders’ equity and earnings could be materially reduced. For example, for fiscal 2003, we recognized an impairment loss of ¥47,599 with respect to intangible assets including goodwill allocated to the Exercise Entertainment segment due to a significant decrease in their fair value. Likewise, we may incur a significant impairment loss with respect to trademarks allocated to our Exercise Entertainment segment if the fair value of these trademarks were to decrease in the future.

Risks Relating to Our Video Game Machines, Token-Operated Game Machines and Pachinko LCD Units Business

Our results of operations may suffer if amusement arcade revenues and sales of arcade games and token-operated game machines continue to decline.

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Amusement arcade revenues and the sales of arcade games have been declining over the past several years. We believe that the weak market conditions for amusement arcades are primarily due to reduced player interest because of the increase in entertainment alternatives available to potential amusement arcade game players. Due to the development of powerful home video game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with Internet and game functions, consumers now have competitive leisure alternatives. As customer preferences diversify, fewer people may frequent the amusement arcades on which we depend for sales of our amusement arcade game software, amusement arcade games and token-operated game machines and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

If our games are not accepted in the competitive domestic market for video game machines and token-operated game machines for amusement arcades, our results of our operations will suffer.

Our success as a manufacturer of video game machines and token-operated game machines is dependent upon numerous factors, including our ability to design, manufacture, market and service video game machines and token-operated game machines that achieve player acceptance while maintaining product quality and acceptable margins. In addition, we must compete against other large and well-established amusement arcade and token-operated game producers such as Sega Corporation and Namco Ltd. If any of these competitors, or another competitor, develops popular video game machines or token-operated game machines for amusement arcades that compete for the same arcade floor space as our video games and token-operated game machines, we may be unable to compete effectively in the amusement arcade game and domestic token-operated game machine markets.

We do not manufacture our own LCDs for pachinko machines and may not be able to obtain adequate supplies, which could cause delays or reduce profit margins.

Almost all of our revenues and profits from our pachinko LCD units business comes from the sale of software that is integrated into LCD units. The manufacturing of LCDs is a complex process. We do not manufacture of LCDs and, therefore, we rely on third parties to manufacture these products for us. We work with several contract suppliers who have the capabilities for the commercial manufacture of LCDs. While we believe that the business relations between us and our contract manufacturers are good, we cannot predict whether these manufacturers will meet our requirements for quality, quantity or timeliness for the manufacture of LCDs. Therefore, we may not be able to obtain supplies of LCDs on acceptable terms or in sufficient quantities, if at all.

We also rely on third party subcontractors to integrate our software with the LCDs and other associated hardware, which may also reduce our profit margins and ability to deliver our products with sufficient speed. Also, if any of our existing subcontractors cease operations, we may need to locate and engage another manufacturer. As a result, using a new subcontractor could delay bringing new products to market, disrupt our ability to supply LCD units or reduce our profit margins.

Risks Relating to Our Gaming Business

If our gaming products are not accepted in the competitive market for gaming machines, we may be unable to compete in the gaming machine market.

Our success as a gaming machine manufacturer and supplier in overseas markets is dependent upon numerous factors, including our ability to design, manufacture, market and service gaming machines that achieve player and casino acceptance while maintaining product quality and acceptable margins. In addition, we must compete against gaming equipment companies such as International Game Technology, Alliance Gaming Corporation, Aristocrat Leisure Limited and WMS Industries Inc., which are among the largest and most-established suppliers of gaming machines in the world. Some of our competitors have greater financial resources, name recognition, established service networks and customer relationships than we do and are licensed in more jurisdictions than we are.

In order to diversify and expand sales, we are obtaining licenses and have begun marketing and selling gaming machines to overseas markets such as Australia and the United States. If our games fail to be accepted by the market for gaming machines and we are otherwise unable to develop gaming machines that offer technological advantages or unique entertainment features, we will be unable to generate the revenues necessary to compete effectively in the competitive gaming machine market. Consequently, the results of our operations could suffer.

An adverse change affecting the gaming industries, including a change in gaming regulations or in the expansion and popularity of casino gaming, will negatively impact our profitability and our potential for growth.

Our ability to grow our business and operate profitably is substantially dependent upon the expansion of the gaming industry and factors that are beyond our control. These factors include, among others:

•	the pace of development;

•	changes in gaming regulation; and

•	expansion and renovation of casinos and other forms of gaming in new jurisdictions.

An adverse change in any of these political, legal and other factors may negatively impact our results of operations.

Our failure to obtain or retain required gaming licenses could prevent us from expanding our market and prohibit us from generating revenue in certain jurisdictions.

In the United States, the manufacture and distribution of gaming machines are subject to numerous federal, state, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in

Arizona, California, Illinois, Indiana, Iowa, Kansas, Louisiana (for purposes of Indian Gaming but not yet for land based and river boat casinos), Michigan, Minnesota, Mississippi, Nevada, New Mexico, New York, Oregon, West Virginia, Wisconsin, Puerto Rico and the Canadian provinces of Ontario and Quebec due to our gaming machines business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we enter into lease participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

Together with our key personnel, we undergo extensive investigation before each jurisdictional license is issued. Our gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction in which we do business. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses. Our failure to obtain or retain a required license or approval in one jurisdiction could negatively impact our ability to obtain or retain required licenses and approvals in other jurisdictions. The failure to obtain or retain a required license or approval in any jurisdiction would decrease the geographic areas where we may operate and generate revenues, decrease our share in the gaming marketplace and put us at a disadvantage compared with our competitors. Consequently, the market price of our common stock may suffer.

Regulatory authorities may require shareholders to submit to background investigations and respond to questions from regulatory authorities, and may deny a license or revoke our licenses based upon their findings. These licensing procedures and background investigation may inhibit potential investors from becoming significant shareholders.

The future revenue growth of our gaming business depends on our ability to improve the effectiveness and breadth of our sales organizations.

We will need to improve the effectiveness and breadth of our sales operations internationally in order to increase market awareness and sales of our gaming products. Our gaming products require sophisticated sales efforts targeted at selected people within the gaming industry. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we will need to effectively train and educate our sales force if we are to be successful in selling into the gaming machine market.

Risks Relating to the Shares and the ADSs

Our share price is volatile and shareholders may not be able to recoup their investment.

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock of the Tokyo Stock Price Index, or TOPIX, ranged from ¥1,735 to ¥3,480 during fiscal 2003.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of June 30, 2003, there were 120,484,375 shares of our common stock outstanding including 33,818,274 shares, representing 28.07% of our outstanding shares, beneficially owned by Mr. Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and Chief Executive Officer, and his affiliate holders Mrs. Yoko Kozuki, Kozuki Holding B.V., Kozuki Foundation for Higher Education, Kozuki Capital Corporation, Kozuki Foundation for Advanced Information Technology and Kozuki Foundation for Sports and Athletes. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our articles of incorporation, our board of directors is authorized to issue 321,262,434 additional shares of common stock generally without any shareholder approval. In addition, as of June 30, 2003, we held 8,253,191 shares of treasury stock which our board of directors may sell without any shareholder approval.

Additional sales of a substantial amount of our common stock in the public market, or the perception that such sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our securities. Also, in the future, we may issue common stock to raise cash for additional capital expenditures, working capital, research and development or acquisitions, and we may also pay for additional interests in subsidiaries or affiliated companies by using cash, common stock or both. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.

Investors holding less than a unit of shares will have limited rights as shareholders.

Pursuant to the Commercial Code of Japan relating to joint stock corporations and other related legislation, our Articles of Incorporation provide that 100 shares of common stock constitute one “unit”. The Commercial Code imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine our books and records. The transferability of our shares of common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of our shares, see Item 10.B “Unit Share System” below.

There are restrictions on your ability to withdraw shares from the depositary receipt facility.

Each ADS represents the right to receive one share of common stock. Each ADR will bear a legend to that effect. Holders of ADSs will be unable to withdraw fractions of shares from the depositary or receive any cash settlement in lieu of withdrawal of fractions of shares. Therefore, pursuant to the terms of the deposit agreement with our depositary, JPMorgan Chase Bank in order to withdraw any shares, a holder of ADSs must surrender for cancellation and withdrawal of shares, ADRs evidencing 100 ADSs or any integral multiple thereof. In addition, although the ADSs themselves may be transferred in any lots pursuant to the deposit agreement, the ability to trade the underlying shares may be limited.

Holders of ADRs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADRs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. JPMorgan Chase Bank, as depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only it can exercise the rights of shareholders in connection with the deposited shares. In certain cases, we may not ask JPMorgan Chase Bank to ask holders of ADSs for instructions as to how they wish their shares voted. Even if we ask JPMorgan Chase Bank to ask holders of ADSs for such instructions, it may not be possible for JPMorgan Chase Bank to obtain these instructions from ADS holders in time for JPMorgan Chase Bank to vote in accordance with such instructions. JPMorgan Chase Bank is only obliged to try, as far as practical, and subject to Japanese law and our Articles of Incorporation, to vote or have its agents vote the deposited shares as holders of ADSs instruct. In your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the company, or exercise appraisal rights.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

Our Articles of Incorporation, our board of directors’ Regulations and the Commercial Code of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors, executive officers or corporate auditors.

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors, executive officers and corporate auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Foreign exchange fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs.

Market prices for our ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the yen declines against the U.S. dollar.

Item 4.	Information on the Company.

A.    History and Development of the Company.

Our business was founded by our current Chairman of the Board and Chief Executive Officer, Mr. Kagemasa Kozuki, in Osaka on March 21, 1969. Konami was incorporated as a joint stock corporation under the laws of Japan on March 19, 1973 under the name Konami Industries Co., Ltd.

We originally were established to produce amusement arcade games and since that time have expanded the range of our products. We began to produce and market microcomputer-equipped video game machines in 1978, game software for personal computers in 1983, game software for home video game consoles in 1985 and software for LCD units for pachinko machines in 1992. We entered the fitness club and equipment business through our acquisition of People Co., Ltd, which was renamed Konami Sports Corporation, in February 2001.

We initiated overseas operations by exporting amusement arcade games in 1979, and since 1982 we have established sales and manufacturing subsidiaries in a number of foreign countries.

We listed our shares on the Osaka Securities Exchange in 1984 (subsequently delisted in December 2002), on the Tokyo Stock Exchange in 1988, on the Singapore Exchange in 1997, on the London Stock Exchange in 1999 and on the New York Stock Exchange in September 2002.

In 1991, we changed our name to Konami Co., Ltd. and subsequently changed our name to KONAMI CORPORATION in 2000. In August 2002, we moved our principal head office to 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan. Our telephone number is 81-3-5220-0573.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.A We have had no recent significant divestitures nor are any significant divestitures currently being made.

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for use on Sony PlayStation and PlayStation2, Nintendo GameCube, Microsoft Xbox console systems, and Nintendo Game Boy, Game Boy Color and Game Boy Advance handheld devices and, to a lesser extent, personal computers, mobile phones and online network systems. We have steadily increased the number of titles published for home and handheld video game platforms from 55 titles in the fiscal year ended March 31, 1999 to 120 titles in the fiscal year ended March 31, 2003.

In addition, we believe that we are the leading operator of health and fitness clubs in Japan, in terms of revenues, members and the total number of facilities. As of March 31, 2003, our nationwide network of 205 directly operated health and fitness club facilities and 33 franchised facilities cater to all age groups, from children through senior citizens. We also manufacture and sell fitness equipment and other goods and services related to sports and fitness.

We also make card games, character goods, toys, CDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. We also publish, produce and service software and hardware for amusement arcade games. In addition, we produce software for LCD units used in pachinko machines, and produce token-operated games installed in amusement arcades and other entertainment venues in Japan as well as gaming machines for casinos in the United States, Australia and other overseas jurisdictions.

Because our sales are affected by changes in how consumers, particularly children and young adults, spend their leisure time, we seek to meet consumers’ needs and preferences by developing products that can be used in a number of environments, including home video games, card games and games for amusement arcades, casinos and pachinko parlors. We also recognize that in the entertainment industry, borders that separate product categories such as games, movies, music, toys, books and television programs are blurring. We seek to capitalize on this trend by projecting successful concepts across different types of leisure environments and product categories.

Many of our successful products have resulted from transporting concepts to and from our Computer & Video Games business. For example:

•	We first sold Dance Dance Revolution, one of our most popular products, through our Amusement Division in November 1998 as an amusement arcade game. We launched Dance Dance Revolution in the form of home video game software in April 1999 and have sold over one million units. We also extended this product’s range of targeted customers through the new “diet” version for home use which is targeted mainly at women.

•	We launched beatmania as an amusement arcade game in December 1997. We began selling beatmania in the form of home video game software in October 1998 and have sold over one million units.

•	We sold Yu-Gi-Oh! as video game software for Game Boy in July 1998; we subsequently introduced our hit Yu-Gi-Oh! card game produced by our Toy & Hobby Division in February 1999.

•	Metal Gear Solid, initially sold in 1998, and Tokimeki Memorial, a teenage romance game first introduced in 1994, have been hit video game software products and have also generated substantial sales of related character goods produced by our Toy & Hobby Division.

•	We have used our expertise in video game software and hardware to facilitate entry into the gaming machine and fitness equipment markets.

We have built a company with a portfolio of products and services that spans a range of categories and target markets. We have created, licensed and acquired a group of recognizable brands that we market to a growing variety of consumer demographics.

For the fiscal year ended March 31, 2003, we had consolidated net revenues and net loss of ¥253,657 million and ¥28,519 million, respectively, compared with net revenues and net income of ¥225,580 million and ¥11,402 million, respectively, for the fiscal year ended March 31, 2002.

Products and Services

We divide our business into five business segments each of which is reflected in a separate division:

•	Computer & Video Games: We develop, publish, distribute and market video game software primarily for use on home and handheld game console systems and are also entering into Internet and mobile phone platforms. During fiscal 2003, this segment had net revenues of ¥87,476 million, which accounted for 34.5% of consolidated net revenues.

•	Exercise Entertainment: We are the leading health and fitness club operator in Japan with 238 facilities. We believe that we have approximately 25% of the market as measured by revenues based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. During fiscal 2003, this segment had net revenues of ¥78,525 million, which accounted for 31.0% of consolidated net revenues.

•	Toy & Hobby: We are engaged in the production, sale and copyright of a range of toys and brand-related goods, including card games, portable electronic games, CDs and DVDs of music from our video game software, game tip books (containing clues and strategies for playing popular games), game prizes for amusement arcade games and other accessories. During fiscal 2003, this segment had net revenues and of ¥45,948 million, which accounted for 18.1% of consolidated net revenues.

•	Amusement: This segment is involved in developing content and hardware for a variety of amusement-related products such as video game machines and token-operated game machines for amusement arcades mainly in Japan and software for LCD units used in pachinko machines. During fiscal 2003, this segment had net revenues of ¥34,305 million, which accounted for 13.5% of consolidated net revenues.

•	Gaming: This segment is involved in developing content and hardware for gaming machines for casinos in other countries. During fiscal 2003, this segment had net revenues of ¥8,215 million, which accounted for 3.2% of consolidated net revenues.

In addition to the five business segments described above, we also provide delivery and maintenance services with respect to products of our Amusement segment. During fiscal 2003, this segment generated net revenues of ¥5,520 million, which accounted for 2.2% of our consolidated net revenues.

The following table presents net revenues in each of our business segments for each of the three years ended March 31, 2003.

Segment Revenues

	Year ended March 31
	2001	2002	2003
Net Revenues:
Computer & Video Games	¥60,887	¥90,129	¥87,476
Exercise Entertainment	5,184	65,650	78,525
Toy & Hobby	60,590	25,601	45,948
Amusement	40,501	37,918	34,305
Gaming	425	3,063	8,215
Other	8,877	8,897	5,520

Total	176,464	231,258	259,989

Eliminations	(4,983)	(5,678)	(6,332)

Consolidated net revenues	¥171,481	¥225,580	¥253,657

Computer & Video Games

Industry Overview

The video game industry is comprised of video game hardware manufacturers and video game software publishers. Game hardware systems, frequently referred to as platforms, include home game consoles, handheld platforms and personal computers. In Japan, mobile phones are yet another platform for which there is an emerging demand for game software applications.

A new generation of more technologically advanced game consoles has been introduced every several years. The first modern platform was introduced by Nintendo in 1983 using 8-bit technology. 8-bit means that the central processing unit, or chip, on which the software operates is capable of processing data in 8-bit units. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the consoles and PCs. The new generation of systems is based primarily on 128-bit technology although the latest handheld platform, Game Boy Advance, uses 32-bit technology. As the technology of the hardware has advanced, the software has similarly advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios.

Each new generation, or cycle, of hardware has resulted in larger numbers of consoles being purchased, referred to in the industry as a larger “installed base”. At the beginning of each cycle, during the period of rapid growth in the installed base of the new generation of consoles, the video game software industry has experienced rapid periods of expansion, as buyers purchase video games for their new consoles. Shortly before and after the release of a new generation of game consoles, sales of the current generation of platforms and games generally diminish, as consumers defer purchases in anticipation of the new platforms and games.

Platform manufacturers license publishers to publish games for their platforms and retain a degree of control over the quality and manufacturing of these games including with respect to objectionable content. The publishers, subject to the approval of the platform manufacturers, determine the types of games they will create. Software publishers either create their games in-house, through their own development teams, or outsource this function to independent developers.

The following table illustrates the evolution of the principal platforms of both home game console and handheld devices since 1989.

		Year of Introduction
Manufacturer	Product Name	Japan	U.S.	Media Format	Technology
Home Game Consoles:
Sega	Genesis	1988	1989	Cartridge	16-bit
Nintendo	SNES	1990	1991	Cartridge	16-bit
Sega	Saturn	1994	1995	CD-ROM Disc	32-bit
Sony	PlayStation	1994	1995	CD-ROM Disc	32-bit
Nintendo	Nintendo 64	1996	1996	Cartridge	64-bit
Sega	Dreamcast	1999	1999	Proprietary Disc	128-bit
Sony	PlayStation2	2000	2000	DVD-ROM Disc	128-bit
Nintendo	GameCube	2001	2001	Proprietary Disc	128-bit
Microsoft	Xbox	2002	2001	DVD-ROM Disc	128-bit
Handheld Devices:
Nintendo	Game Boy	1989	1989	Cartridge	8-bit
Nintendo	Game Boy Color	1998	1998	Cartridge	8-bit
Nintendo	Game Boy Advance	2001	2001	Cartridge	32-bit
Nintendo	Game Boy Advance SP	2003	2003	Cartridge	32-bit

(1)	Game Boy Advance SP is an updated version of the Game Boy Advance platform and the same software may be used on both devices.

The industry has completed a transition from 32- and 64-bit home game consoles to the next generation 128-bit consoles, with the release of Sony’s PlayStation2 in March 2000 (October 2000 in the United States) and the release of the Nintendo GameCube in September 2001 (November 2001 in the United States) and Microsoft Xbox in February 2002 (November 2001 in the United States). Similarly, the 8-bit Game Boy Color handheld platform, introduced in 1998, is now being replaced by the 32-bit Game Boy Advance, introduced in March 2001 and Game Boy Advance SP, introduced in February, 2003. By incorporating 128-bit processing speeds, more memory and better resolution, these platforms allow the design of games with more realistic graphics and better game performance than games designed for the prior-generation systems.

Many of the 128-bit hardware platforms, such as Sony’s PlayStation2 and Microsoft’s Xbox, utilize a DVD software format and have the potential to serve as home entertainment centers by doubling as a player for DVD movies and compact discs. The ability of the next generation game consoles to serve as multi-purpose entertainment devices with DVD and Internet capabilities should have crossover appeal to a segment of the market that might not otherwise be inclined to purchase game consoles.

Broadband, Mobile Phone and the Growth of Online Games

The Nomura Research Institute estimates that the Japanese online game market for home game consoles will continue to grow dramatically during the next several years. High-speed broadband Internet technologies provide users with a richer, more interactive online experience. The increased penetration of broadband services, together with increasing competition, may stimulate growth in online games. With the rapid penetration of broadband infrastructure, many console manufactures and software publishers are launching online game businesses. For example, Sony Computer Entertainment Inc. launched a broadband online service for its PlayStation2 console in Japan during the Spring of 2002 whereby PlayStation2 users are able to play online games and download software, and also enjoy broadband content such as movie clips and music on their TV sets. Sony Computer Entertainment America Inc. started marketing an online adapter and software for PlayStation2 in the U.S. in August 2002. Nintendo Co. launched online services with its GameCube in Japan and the U.S. in fall

2002. Microsoft Corp. launched online services with its Xbox in the U.S. in November 2002 and in Japan in January 2003. Some of our competitors have begun to operate Web sites that allow players to enjoy games downloaded from the Internet. As broadband lines proliferate and speed up, we expect that investment and interest in online games will grow significantly.

We also believe that mobile phones will provide another platform for our video game software. In Japan, mobile phones are not just mobile phones—they are wireless net terminals equipped with cameras and a multimedia processor. As of March 31, 2003, there were over 62 million mobile Internet subscribers in Japan who download stock quotes, read news, send photographs and play games on their mobile phones. While the United States leads Japan in percentage of PCs and Internet use, Japan has a greater reliance on mobile phones—which makes them a popular way to log on to the Internet. Cost is one deterrent to greater use of PCs for Internet access. Though costs are falling steadily, Internet access fees and local telephone rates remain higher in Japan than in the United States. Space is also an issue. Many consumers are reluctant to purchase extra hardware because of more limited space in their homes.

To reach consumers put off by such impediments, companies like NTT DoCoMo, have developed cutting-edge technologies that provide Japanese subscribers with inexpensive, round-the-clock Internet access via mobile phone. One of the most popular services, i-mode, was created by DoCoMo and allows its users to view specially formatted web sites and receive email via their mobile phones. In addition to Internet and email access, i-mode offers access to financial information (including stocks and online banking), travel, news, and entertainment. Additional content such as games is offered on a monthly subscription basis generally ranging from ¥100 to ¥300 per month. Similar features are offered by two other online mobile phone services, J-SKY and Ezweb. In 2001, third-generation mobile phone technologies allowed high-speed wireless packet data services over the Internet. These third-generation services provide the speed and capacity necessary to support innovative mobile multimedia applications including not only broader and more efficient access to email systems, high speed web browsing and e-commerce applications but also more sophisticated online games, music downloads and video images.

Our Computer & Video Game Software Business

Our Computer & Video Games business develops, publishes, distributes and markets software for home and handheld video game consoles and, to a lesser extent, personal computers, mobile phones and online networks. Consolidated net revenues generated by our Computer & Video Games business decreased 2.9% from ¥90,129 million during fiscal 2002 to ¥87,476 million during fiscal 2003. Most of our software consists of video games designed for use with video game platforms, including Sony PlayStation and PlayStation2, Nintendo GameCube, Game Boy and Game Boy Advance and Microsoft Xbox. During the past five years we have released over 474 titles which includes approximately 153 Sony PlayStation titles, 116 Sony PlayStation2 titles, 58 Game Boy titles, 73 Game Boy Advance titles, 18 Nintendo GameCube titles, 11 Microsoft Xbox titles and 11 PC titles.

By developing game software for each of the leading home and handheld video game platforms, we are able to limit our dependence on individual platforms, capitalize on the popularity of successful platforms from time to time and sell to a more diverse group of consumers since the target age group for each major platform differs. For example, the primary target consumers for Game Boy and Game Boy Advance are elementary school students. Sony PlayStation and PlayStation2, Nintendo GameCube and Microsoft Xbox cover a wider range of user age groups, including customers in their thirties.

The market for video game software is substantially affected by sales of the various video game platforms. For example, during fiscal 2002 the launches of the Nintendo GameCube and Microsoft’s Xbox were a significant development in this market, and we and our competitors devoted resources to developing software for these platforms. Our sales of video game software are inevitably affected to a substantial degree by the cyclical nature of the industry generally as platforms change, but through diversification we seek to limit this effect.

The table below shows, for the periods indicated, Konami’s non-consolidated net sales of video game software, categorized by major platform manufacturers. Although this table does not include sales made by our consolidated subsidiaries, it illustrates a trend of increasing overseas sales as well as the relative significance of the manufacturers of hardware platforms for which we design our home video games.

		Fiscal year ended March 31,
		2001	2002	2003	2003
Sony	Domestic	¥24,617	¥22,218	¥20,520	$170,713
	Overseas	7,090	20,000	14,021	116,650
Nintendo	Domestic	17,107	8,698	7,861	65,399
	Overseas	1,410	6,649	8,247	68,612
Sega	Domestic	281	0	0	0
	Overseas	834	0	0	0
Microsoft	Domestic	0	381	103	857
	Overseas	0	997	2,021	16,814

(1)	This data is presented in accordance with Japanese GAAP because we do not maintain U.S. GAAP data on net sales broken down by hardware manufacturer. However, we do not believe that there are material differences between Japanese GAAP and U.S. GAAP net sales of video game software.
(2)	This table does not indicate total revenues of the Computer & Video Games segment because it does not include sales of game software made by our consolidated subsidiaries or sales of other goods and services.

In light of the recent growth in the online and mobile phone game markets, we have been moving aggressively into the mobile phone and online game software business, where we believe there are opportunities for realizing additional revenues from the sale of our software titles.

In August 2001 we entered into a business alliance with Hudson Soft Co., Ltd. and acquired 38.8% of its shares. We subsequently increased our ownership to approximately 45.5%. The principal business of Hudson Soft Co., Ltd. is software development and we expect to expand our content development for online games through this alliance. We established Konami Mobile & Online, Inc. in October 2001 as our primary mobile phone games development subsidiary. Through Konami Mobile & Online, we develop and distribute various types of content for all three domestic mobile phone Internet services. In addition, we offer download services for our original mobile phone ringer melody and screen image data. Our mobile games are simplified versions of our home video games and include popular sites such as Gradius, Powerful Professional Baseball and Castlevania. In return for these services, we charge the mobile phone users a monthly fee of ¥70 to ¥300, depending upon the service provided. As of March 31, 2003 our games were posted on approximately 60 gaming sites for Internet mobile phone services.

We also publish a relatively small volume of game software for personal computers. The game software market for personal computers is not yet well established in Japan. Outside Japan, there is a substantial market for games for personal computers. We believe that our presence in the personal computers game market abroad assists us in the expansion of our sales of video game software worldwide.

Software Titles

We publish approximately 100 new titles of video game software each year, almost all of which are designed for use with leading home and handheld video game consoles. We publish software titles in a variety of categories, including sports, action, role playing and music simulation.

The following table illustrates the number of software titles that we have released as well as the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	1999		2000		2001		2002		2003
Platforms	Titles	Units	Titles	Units	Titles	Units	Titles	Units	Titles	Units
	(sales units in thousands)
PlayStation	30	11,200	47	12,800	43	6,100	17	2,920	16	4,100
PlayStation2	—	—	1	100	30	4,000	43	11,490	42	8,900
Sega Saturn	4	—	—	—	—	—	—	—	—	—
Dreamcast	1	—	6	—	2	—	—	—	—	—
Nintendo 64	8	2,100	9	1,300	3	700	—	—	—	—
Game Boy	10	2,400	25	2,600	19	4,850	4	290	—	1,400
Game Boy Advance	—	—	—	—	8	450	32	4,750	33	4,800
GameCube	—	—	—	—	—	—	3	150	15	800
Xbox	—	—	—	—	—	—	3	630	8	800
PC	2	—	—	—	—	—	3	10	6	200
Other	—	300	1	700	—	400	—	60	—	—

Total	55	16,000	89	17,500	105	16,500	105	20,300	120	21,000

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2003 and 2004 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2004 will be released when scheduled, if ever. Sales of video game software in Japan accounted for approximately 53% and 57% of our total video software sales in the years ended March 31, 2002 and 2003, respectively. We are working to improve our title lineups covering overseas markets in order to increase our shares in overseas markets, especially in the U.S. and European markets which have continuous growth potential.

Titles Released In Fiscal 2003

Title	Category	Platform	Release Date	Market
World Soccer Winning Eleven 6	Sports	PlayStation2	April 2002	Japan
World Soccer Winning Eleven 2002	Sports	PlayStation	April 2002	Japan
Hikaru-no-go	Adventure	PlayStation	May 2002	Japan
Tokimei Memorial: Girl’s Side	Simulation	PlayStation2	June 2002	Japan
Powerful Professional Baseball 9	Sports (Baseball)	PlayStation2	July 2002	Japan
Powerful Professional Baseball 9 Final	Sports (Baseball)	PlayStation2	July 2002	Japan
Suikoden III	RPG	PlayStation2	July 2002	Japan
Yu-Gi-Oh! Duel Monsters 7	Card Battle	Game Boy Advance	July 2002	Japan
Hikaru-no-go 2	Adventure	Game Boy Advance	July 2002	Japan
Powerful Professional Baseball 9	Sports	Nintendo GameCube	July 2002	Japan
Prince of Tennis 2	Sports (Tennis)	PlayStation	September 2002	Japan
Prince of Tennis –Aim at The Victory-	Sports (Tennis)	Game Boy Advance	December 2002	Japan
World Soccer Winning Eleven 6 Final Evolution	Sports	PlayStation2	December 2002	Japan
Metal Gear Solid 2 Substance	Action	PlayStation2	December 2002	Japan
Pawapurokun Pocket 5	Sports (Baseball)	Game Boy Advance	January 2003	Japan
Anubis ZOE	Action	PlaysStation2	February 2003	Japan
Frogger’s Advance	Action Adventure	Game Boy Advance	May 2002	North America
Yu-Gi-Oh! Dungeon Dice Monsters	Card Battle	Game Boy Advance	June 2002	North America
Castlevania Harmony of Dissonance	Action	Game Boy Advance	September 2002	North America
Yu-Gi-Oh! Eternal Duelist Soul	Card Battle	Game Boy Advance	October 2002	North America
Frogger’s Adventure 2	Action Adventure	Game Boy Advance	November 2002	North America
Suikoden III	RPG	PlayStation2	November 2002	North America
Contra: Shattered Soldier	Action	PlayStation2	November 2002	North America
Metal Gear Solid 2 Substance	Action	PlayStation2	November 2002	North America
Metal Gear Solid 2 Substance	Action	Xbox	November 2002	North America
Yu-Gi-Oh! Duelist of the Roses	Card Battle	PlayStation2	February 2003	North America
ZOE The 2nd Runner	Action	PlayStation2	March 2003	North America
Pro Evolution Soccer 2	Sports	PlayStation2	October 2002	Europe
Yu-Gi-Oh! Dark Duelist Soul	Card Battle	Game Boy Color	November 2002	Europe
Metal Gear Solid 2 Substance	Action	PlayStaion2	March 2003	Europe
Metal Gear Solid 2 Substance	Action	Xbox	March 2003	Europe

Titles Released and Anticipated To Be Released In Fiscal 2004 (1)

Title	Category	Platform	Release Date	Market
Yu-Gi-Oh! WorldWide Edition	Card Battle	Game Boy Advance	April 2003	Japan
Bokutai	Action Adventure	Game Boy Advance	July 2003	Japan
Powerful Professional Baseball 10	Sports (Baseball)	PlayStation2/Nintendo GameCube	July 2003	Japan
Prince of Tennis Smash Hits!	Sports (Tennis)	PlayStation2	July 2003	Japan
Silent Hill 3	Horror Adventure	PlayStation2	July 2003	Japan
World Soccer Winning Eleven 7	Sports	PlayStation2	August 2003	Japan
Pawapurokun Pocket 6	Sports	Game Boy Advance	Second Half 2003	Japan
Metal Gear Solid the Twin Snakes	Action	Nintendo GameCube	Second Half 2003	Japan
Yu-Gi-Oh! WorldWide Edition	Card Battle	Game Boy Advance	April 2003	North America
Castlevania Aria of Sorrow	Adventure	Game Boy Advance	May 2003	North America
Silent Hill 3	Horror Adventure	PlayStation2	August 2003	North America
Yu-Gi-Oh! Falsebound Kingdom	Card Battle	Nintendo GameCube	Second Half 2003	North America
Teenage Mutant Ninja Turtles	Action	Multi Platform	Second Half 2003	North America
Metal Gear Solid the Twin Snakes	Action	Nintendo GameCube	Second Half 2003	North America
DDR Max 2	Music Game	PlayStation2	Second Half 2003	North America
Karaoke Revolution	Music Game	PlayStation2	Second Half 2003	North America
Bokutai	Action Adventure	Game Boy Advance	Second Half 2003	North America
Yu-Gi-Oh! WorldWide Edition	Card Battle	Game Boy Advance	April 2003	Europe
Silent Hill 3	Horror Adventure	PlayStation2	May 2003	Europe
Zone of the Enders the 2nd Runner	Action	PlayStation2	May 2003	Europe
Pro Evolution Soccer 3	Sports	PlayStation2	Second Half 2003	Europe
Teenage Mutant Ninja Turtles	Action	Multi Platform	Second Half 2003	Europe
Metal Gear Solid the Twin Snakes	Action	Nintendo GameCube	Second Half 2003	Europe
Dancing Stage Party Edition 2	Music Game	PlayStaion2	Second Half 2003	Europe
Dancing Stage PS Final	Music Game	PlayStation	Second Half 2003	Europe
Bokutai	Action Adventure	Game Boy Advance	Second Half 2003	Europe

(1)	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary video game software products on which we have relied to produce revenues have been our hit titles, which include the following:

•	Metal Gear Solid. We have sold a total of over 13 million units of our Metal Gear Solid series, including over seven million units of Metal Gear Solid, the original action game that we introduced in 1999 and six million units of the sequel, Metal Gear Solid 2: Sons of Liberty.

•	Yu-Gi-Oh! Since we introduced the first Yu-Gi-Oh! title in July 1998, we have sold a total of over 14 million units of our Yu-Gi-Oh! series for the Game Boy, Game Boy Advance, PlayStation and PlayStation2 platforms.

•	Sports Titles. We have had success with various sports titles featuring soccer, Olympic sports and baseball among others. We have sold ten million units of baseball games in Japan during fiscal 1994 to 2002 and 15 million units of soccer games in Japan, Europe and the United States during fiscal 1994 to 2002. Among all, we have sold 1.4 million units and 6.1 million units of baseball titles and soccer titles, respectively, for PlayStation2.

•	Silent Hill. We have sold a total of over three million units of the Silent Hill series, a horror action game, since we introduced the first Silent Hill title in 1999.

Software Development

We seek to develop video games that are fun and exciting, and which provide sufficient challenge at various levels of proficiency to encourage repeated play. We also attempt to leverage the public attention and excitement that accompanies special events such as the Olympic Games or World Cup Soccer by developing and releasing sports titles to coincide with those events. We develop most of our own video game software.

Because the popularity of successful titles fades quickly, we are constantly working to develop new titles and sequels to existing titles. The life span for software titles depends on the type of title. Sports titles, which are updated frequently, may last indefinitely. Other titles usually have short life spans, generally six months to one year.

We believe that the best software products tend to be developed by small independent development groups, which encourages creativity and productivity. Accordingly, we operate our internal development groups as autonomous development studios, each in a separately incorporated but majority-owned subsidiary, three of which—Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc.—are publicly listed companies that trade on JASDAQ, Japan’s over-the-counter market.

Most of our software development, including titles designed for overseas markets, is conducted by our three development subsidiaries in Japan and a subsidiary in the U.S. We have also begun subcontracting the development of some of our less technically-demanding game concepts to a subsidiary in China, Konami Software Shanghai, Inc. We expect that this subsidiary will be able to create and develop sophisticated software for both the Japanese market and the international market as it gradually acquires additional expertise and know-how.

Our software development is a collaborative process between our head office and our development subsidiaries. Our development subsidiaries are allowed wide creative freedom including the development of strategies, story lines and other characteristics. Also, compensation of the employees of each subsidiary is based in part upon the success of the titles published by that subsidiary. Each development subsidiary is generally supported by our central administrative and technology resources. Each subsidiary tends to specialize on the development of software for a particular game genre such as sports, action or adventure in which it excels. We monitor and coordinate these development activities in order to ensure that sufficient resources are allocated among the subsidiaries so that the development of games is appropriately balanced. In addition, earnings performance of each development subsidiary can more readily be identified. By taking a collaborative approach to development, we seek to assure that our software product line is of consistently high quality across the range of our game concepts. Prior to release, each product undergoes careful quality assurance testing which involves technical review of each component of the final product and testing on the applicable platforms.

Hiring and retaining talented creative staff is key to developing successful content. To do this, we have introduced equity-based incentives for creative staff at our publicly-traded development subsidiaries with respect to the subsidiaries’ shares and remuneration packages for developers that reflect the financial results of their work. We believe that this compensation structure that rewards creators for the success of their games and our policy of providing creators substantial independence and flexibility, enables us to attract and retain game creators that are among the best in the industry.

Through our long experience in developing software, we have developed significant in-house expertise and many proprietary development tools—such as game engines, three-dimensional models and texture maps that can be used to control the diffuse color of a surface on a pixel-by-pixel basis—that streamline the development process, allowing members of our development teams to focus their efforts on the play and simulation aspects of the product under development. We believe our accumulated know-how and proprietary development tools enable our software designers to develop compelling, graphically sophisticated games quickly and efficiently, which may give us an advantage over competitors.

Development of a video game generally takes six to 24 months or longer and typically costs ¥100 million to ¥700 million. Because of the increasingly complex technology and software involved, both the time and cost to develop games have increased during the past few years. We believe that we can generate significant incremental revenue from our games by introducing them on additional platforms at a significantly lower cost than the development cost for introducing the game on the first platform. Converting an existing next-generation game from one platform to another is expected to take three to six months, which period may overlap with the development period of the original version of the game. These relatively long development cycles require that we assess whether there will be adequate demand for a game well in advance of its release, which is difficult to predict.

Manufacturing

The manufacturers of the home and handheld game platforms, such as Sony, Nintendo and Microsoft, generally manufacture our video games for us, either themselves or through their designees, as required by the applicable platform license. We believe that this is the most desirable arrangement for both parties because we avoid the costs associated with the construction and maintenance of manufacturing facilities while the hardware manufacturers collect per unit royalties for each game they manufacture. The manufacturing process begins with our placing a purchase order with a manufacturer and opening a letter of credit in favor of the manufacturer. Hardware manufacturers or their authorized vendors typically deliver the first order to us within four to six weeks and additional orders for the same title within two days to four weeks.

We maintain both the proprietary rights and risks associated with each game title. In addition, at the time our product unit orders are filled by the manufacturer, we become responsible for the costs of manufacturing and/or the applicable per unit royalty on such units, even if the units do not ultimately sell. We provide a standard defective product warranty on all of the products sold. We are responsible in most cases for resolving, at our expense, any applicable warranty or repair claim. To date, we have not experienced any material costs from warranty or repair claims.

Platform Licenses

Our video game software business is dependent on our license agreements with the manufacturers of hardware platforms. All of these licenses are non-exclusive with fixed terms although these contracts are usually extended for additional terms. Each license grants us the right to develop, publish and distribute titles for use on the manufacturer’s platforms. Manufacturers typically retain the right to approve the titles to be released and embodied in products that are manufactured solely by the manufacturer or its authorized vendor.

The following table sets forth information with respect to our platform licenses. In some instances, we have more than one platform license for a particular platform.

Manufacturer	Platform	Territory	Expiration Date
Nintendo	Game Boy Color	Japan	March 7, 2004
Nintendo	Game Boy and Game Boy Color	Europe, Australia and New Zealand	February 14, 2004
Nintendo	Game Boy, Game Boy Color	Western Hemisphere	January 1, 2004
Nintendo	Game Boy Advance	Japan	January 8, 2004
Nintendo	Game Boy Advance	United States and Canada	July 5, 2004
Nintendo	GameCube	Japan	October 31, 2003
Nintendo	GameCube	United States and Canada	January 9, 2005
Sony	PlayStation	Japan	April 7, 2004
Sony	PlayStation	United States and Canada	October 17, 2003
Sony	PlayStation	Europe	December 31, 2003
Sony	PlayStation2	Japan	March 31, 2004
Sony	PlayStation2	United States and Canada	March 31, 2004
Microsoft	Xbox	Determined on a software title-by-title basis	November 14, 2004

Nintendo charges us an amount for each Game Boy Advance, Game Boy Color and Game Boy Pocket cartridge. This amount varies based, in part, on the memory capacity of the cartridges. Nintendo GameCube, Sony and Microsoft contracts include a charge for every disc manufactured. The amounts charged by the manufacturers generally include a manufacturing, printing and packaging fee as well as a royalty for the use of the manufacturer’s name, proprietary information and technology, and are subject to adjustment by the manufacturers at their discretion. The manufacturers have the right to review, evaluate and approve a prototype of each title and the title’s packaging.

Marketing, Sales and Distribution

In October 2000, we established a wholly-owed subsidiary, Konami Marketing Japan, Inc., in order to coordinate our marketing activities in Japan. Konami Marketing Japan, Inc. is responsible for conducting market research and managing advertising and promotional campaigns for all of our products in Japan, other than our pachinko LCD units and products sold at shops within fitness facilities directly managed by Konami Sports, and it oversees our relationships with retailers. We believe that we benefit from a strong positive perception in Japan of the Konami brand name. We are focusing on further enhancing the Konami brand name by aggressively advertising and promoting ourselves and our products and services. To continue to increase our brand name recognition, we advertise on television, the radio and through various magazines and newspapers.

All our video game software products are sold in Japan through our sales distribution network, coordinated by Konami Marketing Japan, Inc., which has offices throughout Japan. Each of these sales offices focuses its efforts on a specified area within Japan. We bear inventory risk until the product is sold to the retailer. However, once products are sold to a retailer, they cannot be returned unless they are defective. We believe that our distribution network is a major asset of our business.

As for overseas marketing, we sell our products through our subsidiaries, principally those in the United States, Germany and Hong Kong. To strengthen the sales system and to improve administrative efficiency in Asian markets, we established Konami Marketing (Asia) Ltd. in Hong Kong, which integrated our three separate sales companies in Hong Kong, Singapore and Korea.

Exercise Entertainment

Our Exercise Entertainment business is comprised of the operation of fitness clubs and the design, manufacture and sales of fitness machines and fitness-related products.

Fitness Club Operations

Industry Overview

According to Fitness Online, a website operated by the publisher of a professional fitness industry magazine called “Club Management”, as of December 1998 only 2.3% of the Japanese population had a private fitness club membership. This compares to 5.2% in the United States and 5.1% in England. Judging from Japan’s low membership figures relative to the United States and England, the industry believes that there is room for future growth over the long-term, although weak economic conditions in Japan may dampen growth in the short-term.

According to Fitness Online, private fitness club revenues in Japan have increased at a compound annual rate of approximately 1.5% over the five year period from ¥290 billion in 1997 to ¥303.4 billion in 2001. Over the same period, the number of private fitness clubs has grown at a compound annual rate of approximately 1.7% from 1,676 in 1997 to 1,830 in 2001. However, fitness club membership has increased over the same period at a compound annual rate of 1.8%, from 2.8 million in 1997 to 3.1 million in 2001, which implies that average revenue per member has declined at a compound annual rate of 1.5% for the industry since 1997. We believe that fitness clubs, on average, are experiencing excess capacity together with discounted membership fees. Surviving in the current fitness club market is relatively difficult, and only those who do experience the level of membership and revenue to realize the benefits of the inherent operating leverage in the industry.

We believe that the growth in fitness club memberships is attributable to several factors. Japanese are becoming increasingly focused on achieving healthier, more active and less stressful lives. Of the factors that members consider very important in their decision to join a fitness club, the most commonly mentioned are shaping up, appearance related factors including muscle tone and looking better, relief of stress, weight control and general health maintenance. Other factors that are taken into account when selecting fitness clubs include the distance from home, quality of facilities and price. We believe that interest in fitness clubs has heightened due to the efforts of club owners to renew facilities, reduce membership fees, offer more diverse membership options, extend club hours, increase group exercise programs such as aerobics and jazzercise, and enhance marketing and sales activities. We also believe that fitness clubs provide a more convenient venue for exercise than outdoor activities, particularly in densely populated metropolitan areas.

According to published industry sources, the major trends that are driving changes in the health and fitness industry include:

•	the aging of the Japanese population is creating an awareness of and a need for healthy living and physical fitness;

•	capital investment by large operators who are renewing or expanding facilities is generating greater consumer demand;

•	greater availability of membership program options, such as weekend or after-hours memberships, are attracting greater numbers of members;

•	an increase in non-dues revenue from the sale of beverages and other products is providing revenue diversification for club operators; and

•	large operators are acquiring small- and medium-sized fitness clubs in an effort to build national platforms.

We believe that we had approximately 25% of the Japanese fitness club market, as measured by revenues, as of March 31, 2003 based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. We have several other competitors in an otherwise fragmented market but, as noted above, the industry is undergoing consolidation which may result in the creation of additional significant competitors.

Our Fitness Club Business

Through our acquisition of a majority of the outstanding common stock of People Co., Ltd. in February 2001, which we renamed Konami Sports Corporation, we have become the leading operator of health and fitness clubs in Japan in terms of revenues, members and total number of facilities. Consolidated net revenues generated by our Exercise Entertainment business amounted to ¥65,619 million in fiscal 2002 and ¥78,437 million in fiscal 2003, an increase of ¥12,818 million. Since our acquisition of People Co., Ltd., we have grown our fitness club business through acquisitions of other sports clubs. Most recently, we increased our presence in this market even further through the acquisition in February 2002 of a majority of the shares of the Daiei Olympic Sports Club, Inc., one of the major fitness club operators in Japan in terms of revenues, which was subsequently taken over by Konami Sports Corporation in October 2002. These acquisitions are part of our strategy to diversify our revenues and decrease our reliance on the video game industry. Fitness club revenues tend to be more stable than video game software revenues, which can fluctuate widely depending on the release of hit products. Fitness clubs also tend to have a more diverse consumer base across both gender and age. Finally, we expect that our fitness clubs will provide demand for our fitness machine business.

As of March 31, 2003, we owned and operated a nationwide network of 205 fitness clubs and an additional 33 franchised facilities. These 238 clubs collectively served approximately 850,000 members as of March 31, 2003. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility-based operations include franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We are also engaged in other activities incidental to our core Exercise Entertainment business, including travel agency operations, issuing proprietary IC cards (which record training and other information) and publishing a magazine for club members.

We principally sell month-to-month membership payment plans that are generally cancelable by members at the end of any month provided that they give advance notice by the tenth day of that month. We believe that members generally prefer this non-commit membership plan over long term commitments. The non-commit membership plan also provides us with an incentive to deliver high quality programs and services in order to retain members.

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to expand our business. While Japan’s population is growing very slowly, and is projected to begin contracting in the future, the percentage of the population that are members of fitness clubs is significantly lower in Japan than it is in the United States. First, we plan to continue opening new fitness club facilities to increase our revenues. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to expand our business into value-added services that can meet the evolving needs of consumers by establishing fitness and sports equipment shops, cafes, acupressure and other body-work clinics, and by adding other entertainment-oriented facilities, such as bicycle or running equipment with video game features, in our clubs that will help to differentiate us from our competitors. In addition, we have widened our business focus from a membership-focused strategy to include facilities that allowing non-members access on a pay-per-use basis in order to expand our customer base.

Fitness Club Business—Club Formats and Location

Our clubs generally have relatively high “retail” visibility, and close proximity to subway, train and bus stations in urban areas and commuter suburbs in accordance with our operating strategy of offering our target members the convenience of multiple locations close to where they live and work, reciprocal use privileges and standardized facilities and services.

We operate the following three types of fitness clubs, each under its own brand name at various locations in Japan.

•	Eg-zas clubs. Our Eg-zas clubs target adult consumers and offer fitness programs based on combinations of aerobics, machine training, stretch exercises and pool exercises. In a move to strengthen brand recognition of our Eg-zas clubs, we decided to integrate and operate our Sele clubs, which are fitness clubs with basic health club facilities including studios and fitness machines, and Freizeit clubs, which are large-scale health complexes open to members and non-members that include spa and health club facilities, massage services, sportswear sales outlets and dining facilities, under the Eg-zas brand from April 1, 2002. Our Eg-zas clubs also include our tennis clubs. Our Eg-zas clubs (together with Grancise clubs) accounted for 65% of our Exercise Entertainment segment revenues for the fiscal year ended March 31, 2003.

•	Undo-Jyuku. Our Undo-Jyuku operates swimming and gymnastics schools with a focus on kindergarten and elementary school students. The swimming schools include programs for children—infants through elementary school—as well as adults, and include therapeutic programs such as aqua-walking, swimming for people with back problems and maternity swimming courses, and seek to accommodate various levels of ability and stamina and different fitness objectives. The gymnastics schools provide instruction in various gymnastics disciplines for children from pre-schoolers through junior high school students. Our Undo-Jyuku accounted for 18% of our Exercise Entertainment segment revenues for the fiscal year ended March 31, 2003.

•	Grancise clubs. Our Grancise clubs target corporate executives and businesspeople who desire premium services and facilities. As of Ma y 31, 2003, we operated three Grancise clubs. The first club is located in Otemachi, the heart of Tokyo’s financial district. This luxurious facility with stunning views of downtown Tokyo offers comprehensive services such as personal nutrition and fitness coaching, exercise machines and aerobics, men’s and women’s steam room, Jacuzzi, sauna, pool, spacious locker and shower facilities, massage therapy, complete workout wear and towel service. In April 2002, we opened our second Grancise club in Shibuya, Tokyo and in April 2003, we opened our third Grancise club in Aoyama, Tokyo.

Fitness Club Business—Ancillary Revenue

Over the past year we have expanded the level of ancillary services provided to our members. We charge additional fees for service programs such as personal trainers, fitness counseling, jazzercise, acupuncture and massage, muscle toning training, diet programs, scuba diving classes and golf training. We also collect additional revenue from sales of goods at our pro shops, from the use of our facilities by non-members and from organizing sports and leisure-related tours for adults and after-school activities for children. Ancillary revenue as a percentage of total revenues from our Exercise Entertainment segment was 8.3% during fiscal 2003 and contributed ¥6,546 million to our total Exercise Entertainment segment revenues.

Fitness Club Business—Marketing

Our marketing campaigns are directed by our in-house Facilities Management Department. This team develops advertising strategies in ten regions to convey each of our nationally branded fitness clubs as the premier network of fitness clubs in that region. Advertisements are designed to highlight the consistent quality and high value-to-price ratio that we believe we provide through a combination of our membership programs, club facilities and personnel. Our goal is to achieve broad awareness of our brand names primarily through television, newspaper, and magazine and our web site.

On occasion, we offer reduced initiation fees or waive the initiation fee in its entirety to encourage enrollment. Additionally, we frequently sponsor member referral incentive programs. Such incentive programs include a free month of membership, personal training sessions, sports equipment such as a free gym bag or a gift certificate for other in-club purchases.

We also engage in public relations and special events to promote our image in surrounding local communities. We believe that these public relations efforts enhance the our image and the image of our brand names in the communities in which we operate.

Fitness Club Business—Sales

Sales of new memberships are generally handled at the club level. In making a sales presentation, we emphasize: (i) the proximity of our clubs to concentrated commercial and residential areas convenient to where target members live and work; (ii) the advantages of a membership with a club that has an extensive nationwide network; (iii) the lack of a long-term obligation on the part of the enrollee; (iv) the price value relationship of a membership; and (v) access to value-added services.

We generally offer three principal types of memberships: the Master Membership, which entitles members to use facilities of other clubs in our nationwide network on a per-use charge; the Regular Membership, which enables members to use club facilities at any time of day; and the Day/Evening Membership, which allows members to use club facilities during certain times of the day only. The Regular Membership is held by approximately 40% of our members.

We also offer corporate membership plans that vary in price depending on the respective corporation’s needs. In addition, we provide corporate fitness programs allowing corporations to use our fitness clubs as part of their employee welfare programs, and provide fitness assessment services and health clinics. These activities accounted for 4.2% of our Exercise Entertainment segment revenues for fiscal 2003.

In joining a club, a new member signs a membership agreement which obligates the member to pay monthly dues on an ongoing basis. We collect most of all monthly membership dues through automatic payments based on credit card or bank account debit authorization contained in the membership agreement. Most membership dues (often corporate group members) are paid one month in advance. Members can generally cancel their membership at the end of any month provided that they give advance notice by the tenth day of that month. We believe that our program of monthly dues collection provides a predictable and stable cash flow for us, eliminates the traditional accounts receivable function, and minimizes bad-debt write-offs while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. During the first week of each month, we receive the dues for that month initiated by third party processors such as JACCS or Pocket Card, two Japanese credit card companies. Discrepancies and insufficient funds incidents are researched and resolved by in-house staff.

The Fitness Equipment Industry—Consumer Trends

We believe that the domestic market for fitness equipment has potential for growth due to a number of demographic and market trends that we expect will continue, including:

•	growing consumer awareness of positive benefits of good nutrition and fitness;

•	expanding media attention on health and fitness;

•	an aging population that is maintaining a more active lifestyle;

•	continued attention to appearance and weight by consumers; and

•	expansion of the market for sophisticated high-quality fitness equipment due to consumers’ continued demand for higher levels of efficiency in their workout regimes.

Our Fitness Equipment Business

Our fitness equipment business is primarily comprised of importing, manufacturing and marketing fitness equipment and related products. We believe that we can leverage our know-how gained from years of creating entertainment software and hardware to create exciting new fitness products that offer users entertainment as well as a healthy workout. In addition, we believe that such equipment will stimulate additional demand for fitness club memberships, thereby benefiting our fitness club business.

We also plan to expand into the home fitness equipment market. In particular, we plan to grow our operations by developing high quality, branded entertainment-oriented fitness equipment that better meets the needs of our customers and retailers.

Fitness Equipment Business—Production, Marketing, Sales and Distribution

We have developed and introduced the “EZ” Series as “exertainment” equipment which adds entertainment aspects to traditional fitness machines and combines exercising and entertainment. For example, the EZRUNNER and EZBIKE products are treadmills and exercise bicycles with a built-in video monitor on which the user can move characters in a video game by running or pedaling. These products have been introduced to some of Konami Sports facilities as the next-generation machines to meet the demand of the users who wish to become healthy while having fun. We have also introduced home fitness products that allow users to enjoy exercising at home, such as Martial Beat 2, a martial art fitness game, and Aerobics Revolution, an aerobics game, for Sony PlayStation.

Our fitness equipment and entertainment health related products are designed, produced, developed, manufactured, marketed, sold and distributed by Konami Sports Life Corporation, our wholly owned subsidiary. However, Konami Sports Life commissions facilities run by our Amusement business to do some of the manufacturing on its behalf. Some of our home fitness products are also sold through Konami Marketing. Currently, the largest customer for our fitness equipment is Konami Sports Corporation, which operates our fitness clubs. Konami Sports Life also imports and markets fitness equipment produced by other manufacturers.

Toy & Hobby

Toy Industry Overview

Consumption Trends—Declining Child Population and Enlarging the Age Brackets of Consumers

The Japanese toy industry is being forced to restructure as a result of a declining child population, the growing number of alternative options for play, changes in distribution systems and the bankruptcy of major toy wholesalers. Furthermore, companies must develop toys with original ideas so children will play with toys to a more advanced age than at present.

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline (owing to women getting married later in life and to the increasing number of unmarried women), the child population is expected to continue to decline slightly in the future. According to the National Institute of Population and Social Security Research, the number of births in Japan has declined from 2.09 million in 1973 to 1.19 million in 2000. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 18.5 million in the population census of 2000. The children’s population is expected to fall below 16 million in 2016.

The phenomenon of children abandoning toys at a younger age is due to the changing pattern of children’s lives. A large number of children go to music classes (piano classes, etc.), sports clubs (swimming schools, etc.) and cram schools (educational institutions to help enter kindergartens, primary schools and junior and senior high schools) from infancy and thus they spend less of their leisure time playing with toys than previous generations did. Moreover, electronic toys such as Play Station2 and Game Boy Advance now occupy an important position in the toy market. These toys are also used by younger people. The popularity of electronic games contributes much to the decreasing demand for general toys.

Trends and Characteristics of Toy Demand

According to the Japanese government’s Toy Industry White Paper for the fiscal year ended March 31, 2003, total revenues of toys sold domestically, including home video game consoles and software, have been generally declining in the past few years. In light of the long-term demographic trends, this industry is not expected to grow. Toy demand fluctuates sharply from season to season. Toys are in the greatest demand in December and January, particularly at the end and beginning of the year, and, to a lesser extent, in August and in March (in decreasing order). This trend is explained as these months correspond to the periods of children’s school holidays and it is customary in Japan to buy toys as Christmas and New Year presents in December and January.

As to general toys, electronic toys with built-in integrated circuits have been becoming more popular, and particularly in the category of boy’s toys, this trend is noticeable. Products are polarized into high-priced and low-priced products. Although most electronic toys with built-in integrated circuits are expensive, they are selling well. This indicates that their potential demand is considerably great. This can be attributed to a high level of household income and increasing expenditures for toys per child (such trends being a consequence of a declining birthrate and the increasing number of double income families). Low-priced lines are products that children buy with their pocket money. Some of these goods become fad items and then sell very strongly for a certain amount of time. Card games have been very popular in recent years. According to the Toy Industry White Papers, retail sales of card games grew dramatically from ¥30 billion in fiscal 1996 to ¥120 billion in fiscal 2001. However, sales of card games during fiscal 2002 and fiscal 2003 declined to ¥70 and ¥60 billion, respectively. Because our products represent a significant portion of the Japanese card game market, we believe that much of this decline is due to the reduced popularity of our Yu-Gi-Oh! card games which has dominated the market.

Popular goods reflect contemporary social conditions. We believe that the changing market environment has led to certain goods being introduced and produced, as mentioned below.

•	character toys, which were created from the multiplier effects of mass-media and TV-animation films, movie animation films, comic books and so on have sold extremely well;

•	computers have been used in all aspects of social life, as electronic technology advances and, as a result, toys that were adapted from office automation equipment for children have attracted consumers;

•	more and more parents have attached importance to education and they tend to buy expensive products for their children in the category of educational/preschool toys; and

•	hobby items, such as radio controlled products and games, have sold well due to an increasing amount of leisure time caused by the spread of the five-day workweek.

The distribution of toys has greatly changed owing to the entry of the large U.S. chain toy store Toys”R”Us into the Japanese market and to the increased sales made by suburban toy chain stores. The sales share of specialty toy shops has decreased and wholesalers, which act as intermediaries for manufacturers and retailers, have been affected by the change of distribution routes and the shortened distribution channels, which has caused them difficulties. The system of fixed price sales, which is the traditional business practices in the toy market, has begun to collapse, and even department stores have sold at a discount prices.

Our Toy & Hobby Business

We create, develop, design and sell a range of toys and brand-related goods, including card games, portable electronic games, CDs and DVDs of music from our video game software, game tip books (containing clues and strategies for playing popular games), game prizes for amusement arcade games and other accessories. These original toys and brand-related goods are based on well-known characters, brands and images, or content, that we either create on our own or license from third parties. In some cases, owners of popular content such as comic book publishers or animation companies approach us and ask us to use their content in our products. In other cases, we approach the owners of content that we believe has potential customer appeal in order to obtain the rights to use and develop that content into products. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh! Most sports-related licenses, which give us the right to use team or organization logos and trademarks, are non-exclusive. In other cases, we typically obtain exclusive rights. Although each product is different, in most cases, we create, develop and design the product around popular content and subcontract the manufacturing to a third party.

Our Toy & Hobby business is divided into three divisions: (i) card games; (ii) toys; and (iii) music CDs and DVDs. Consolidated net revenues generated by our Toy & Hobby business increased ¥20,347 million, or 79.5%, to ¥45,948 million in fiscal 2003 from ¥25,601 million in fiscal 2002 due primarily to an increase of approximately ¥18,800 million in sales of the Yu-Gi-Oh! card games. More than 80% of our revenues from our Toy & Hobby business has been derived from worldwide sales of card games. We believe we have the largest share of the Japanese and the U.S. card game markets, respectively, according to data available from the Japan Toy Association and the Toy Industry Association, Inc. In February 1999, we launched our Yu-Gi-Oh! Official Card Game in Japan. Yu-Gi-Oh! is the story of a shy young boy who overcomes rivals with the help of an ancient deck of cards. Yu-Gi-Oh! card game is based on the comic by Kazuki Takahashi that was originally serialized in Shonen Jump, one of Japan’s most popular comic magazines. Yu-Gi-Oh! features frightening monsters and dark fantasy storylines, which have a strong appeal to preteens. Our license agreement with the Japanese publisher automatically extends on a yearly basis unless terminated with notice.

Yu-Gi-Oh! was launched as a television cartoon series in the United States in September 2001, and has been keeping high audience ratings on the Kids’ WB! Network. As of May 17, 2003, the cartoon series was reportedly ranked number one among all television cartoon programs in certain age group categories. Reflecting the popularity of the Yu-Gi-Oh! television cartoon, we recorded ¥24 billion sales of the Yu-Gi-Oh! Trading Card Game in the U.S. We have sold several new versions of Yu-Gi-Oh! Trading Card Game and plan to release additional new versions to the extent that it produces sufficient profit. We believe our card games are popular both for play and for card collecting.

In order to decrease our reliance on card games, we are working to strengthen our presence in the toy business and acquired 22.7% of the leading toy manufacturer in Japan, Takara Co., Ltd., in August 2000 which we increased to 23.0% in March 2002. One of Takara’s strengths that we hope to leverage is its lineup of toys—such as racing cars—that can be operated by remote control. Our toys division focuses on five kinds of toys: (i) electronic toys with built-in integrated circuits such as portable electronic games and remote controlled vehicles, (ii) traditional children’s toys such as board games, action figures, and dolls, (iii) licensed character toys that are based on characters seen in movies, television, comic books, video games, advertising or other media., (iv) candy toys, and (v) capsule toys.

Sales of toys are supported by our sales of video game software, amusement arcade games and gaming machines. Sales of toys also assist in the development of synergies with other product areas. For example, we have developed and sold creative products that are related to hit titles produced and sold by other divisions, such as Metal Gear Solid home video game and the beatmania amusement arcade game machine.

Toy & Hobby Business—Production

Our Toy & Hobby products are produced both overseas and in Japan by various third-party manufacturers. We are not dependent on any single manufacturer for the production of our Toy & Hobby products.

Toy & Hobby Business—Marketing, Sales and Distribution

Marketing and sales in Japan are conducted through our sales network in the company group through which we sell directly to retailers such as Toys”R”Us. In July 2001, we opened the “Konami Card Game Center” in Tokyo as a customer service base for our card game business. Our retail partner, The Upper Deck Company, LLC., acts as our distributor in the U.S. and retains the inventory and return risks for the Yu-Gi-Oh! Trading Card Game there. In Europe, we conduct sales of Yu-Gi-Oh! Trading Card Game either directly or through our retail partners, including The Upper Deck Company, LLC.

Amusement

Our Amusement segment produces and sells products in the two industries:

•	video game machines and token-operated game machines for amusement arcades; and

•	software for LCD units used in pachinko machines.

The discussion below presents a separate overview of these two industries—amusement arcade games and software for LCD units used in pachinko machines—each of which is followed by a description of our Amusement segment operations corresponding to that industry.

Amusement Arcade Games—Industry Overview

According to the most recent industry statistics, the domestic amusement arcade industry had total revenues of ¥731.1 billion during 2002. The breakdown by category is shown in the following table.

Amusement Arcades—Japanese Industry Revenues

Industry Segment	1999	2000	2001	2002
	(in billions of yen)
Amusement arcade operations	¥628.9	¥619.5	¥596.4	¥590.3
Amusement arcade games (domestic)
Video Game Machines	40.1	43.1	28.3	24.5
Token-operated game machines	9.8	13.1	24.3	22.3
Prize Machines	15.7	14.1	11.2	10.7
Vending Machines	14.5	10.4	13.1	18.0
Music Simulation Game Machines	12.0	16.2	6.6	4.9
Other	57.6	48.4	36.6	39.7

Sub-total	149.8	145.2	120.2	120.2
Amusement arcade games (exports)	48.4	41.9	22.4	20.6

Total	¥827.1	¥806.6	¥739.0	731.1

Source:	“Amusement Industry Survey, Fiscal 2002” (August 31, 2002), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon Shopping Center Amusement Park Operators’ Association.

The number of amusement arcades has been declining over the past several years and, according to industry statistics, revenues from the operation of amusement arcades have fallen from a high of ¥628.9 billion in 1999 to a low of ¥590.3 billion in 2002. It is believed that the weak market condition for amusement arcades is primarily due to reduced player interest because of the increase in entertainment alternatives available to potential amusement arcade game players. Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with Internet and game functions, consumers now have competitive leisure alternatives.

Our Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. Consolidated net revenues generated from the sale of amusement arcade games amounted to approximately ¥11,800 million in fiscal 2002 and approximately ¥17,900 million in fiscal 2003, an increase of approximately ¥6,100 million, or 51.7%.

Annually, we introduce approximately 30 new titles for video game machines for amusement arcades, half of which tend to be sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, which together constitute a recognized brand such as Dance Dance Revolution.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that can not be replicated easily by home video game consoles. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our Amusement business. Hit music simulation games have included Dance Dance Revolution, Beat Mania, Pop’n Music, drummania and GUITARFREAKS. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

Other successful amusement-machine titles developed by us include:

•	Silent Scope, a gun-shooting game introduced in March 1999;

•	The Keisatsukan Shinjuku 24 Hours, a motion sensor gun-shooting game introduced in November 2000, as well as the U.S. and European versions, Police 911 and Police 24/7;

•	Mocap Boxing, a motion sensor punching game introduced in March 2001;

•	Jurassic Park III, a two player gun-shooting game introduced in November 2001;

•	Mah-Jong Fight Club, a Mah-jong game introduced in March 2002 that allows multiple players to participate simultaneously from different locations; and

•	WORLDCOMBAT, a gun-shooting game introduced in October 2002 that allows up to four players to participate.

In fiscal 2003, our Amusement business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by Konami, creating a new amusement arcade market. This service allows multiple players to participate in the same game from different locations simultaneously. Our Mah-Jong Fight Club, which is our first e-AMUSEMENT title, is increasing in popularity in part due to events such as national conventions where players can try their skills in a tournament.

Amusement Business—Video Game Machines—Production

Our video game machines for amusement arcades designed for both the Japanese and the overseas markets are developed in Kobe and Tokyo. We also produce our amusement arcade games designed for the Japanese market at our production facilities in Kobe. We export our developed software content to the United Kingdom and the United States, where we produce the amusement arcade video games for those markets. Local production and assembly allows us to reduce costs and to limit our exposure to exchange rate fluctuations.

Amusement Business—Video Game Machines—Marketing, Sales and Distribution

Our video game machines for amusement arcades are marketed, sold and distributed in Japan through our sales distribution network, coordinated by Konami Marketing Japan, Inc. In overseas markets, our foreign sales subsidiaries are responsible for marketing, sales and distribution of our video game machines for amusement arcades.

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, total industry revenues from the sale of token-operated game machines had been generally decreasing through fiscal 1999. However, sales rebounded to a record ¥24.3 billion in fiscal

2001, which was an increase of 186.0% as compared to the previous fiscal year. This growth was due primarily to the popularity of large-sized game machines, particularly horse racing games. As of fiscal 2002, sales of token-operated game machines amounted to ¥22.3 billion, comprising approximately 18.5% of the ¥120.2 billion Japanese amusement arcade game market. As indicated in the following table, revenues from amusement arcade operations have been declining, whereas revenues from the operation of token-operated game machines increased largely in fiscal 1999, 2001 and 2002. We believe that the sale of medium- and large-sized token-operated game machines, which provide the type of entertainment that cannot be replicated on home video game consoles, is largely responsible for this trend.

Token-Operated Game Machines—Japanese Industry Revenues

	Year ended March 31,
	1996	1997	1998	1999	2000	2001	2002
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥12.3	¥11.1	¥11.3	¥9.8	¥13.1	¥24.3	¥22.3
Revenues from amusement arcade operations	624.0	642.3	643.4	628.9	619.5	596.4	590.3
Revenues from token-operated game machines	130.9	114.6	114.8	123.5	117.6	129.5	137.4
Token-operated game machine revenues as a percentage of amusement arcade revenues	21.0%	17.8%	17.8%	19.6%	19.0%	21.7%	23.3%

Source:	“Amusement Industry Survey, Fiscal 2002” (August 31, 2002), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon Shopping Center Amusement Park Operators’ Association.

Amusement Business—Overview of Our Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that we sell primarily to amusement arcade operators and shopping centers in Japan. Consolidated net revenues generated by our token-operated game machines amounted to approximately ¥9,100 million in fiscal 2002 and approximately ¥7,400 million in fiscal 2003, a decrease of approximately ¥1,700 million, or 18.7%. We believe that we have over 40% of the domestic market for token-operated game machines based on Amusement Industry Survey.

All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our two most popular token-operated game machines, Fortune Orb and GI-Winning Sire, accounted for a substantial majority of our net revenues of token-operated game machines in fiscal 2003. Fortune Orb is a “penny-falls” type game with a slot machine element. The player tries to force tokens off a playfield by skillfully inserting tokens into a moveable token entry chute and timing the movement of “pusher” shelves. Each token pushed off the shelves falls into one of several slots that operate a slot machine. GI-winning Sire is a horse-racing game with a fostering mode accompanied by a large projector.

Medium- and large-sized game machines, which sell for as much as approximately ¥20 million and attract older children and adults, are supplied mainly to amusement arcades. In addition to Fortune Orb and GI-winning Sire, our principal machines are the Dragon Palace series and Twinkledome, both “penny falls” type games. Such large-sized token-operated game machines have a typical commercial life span of four to five years and we typically introduce two new types of large-sized, token-operated game machines each year.

We also sell small-sized token-operated game machines. The life span of small-sized game machines is typically four to five years, and we typically introduce two new small-sized game titles each year.

Amusement Business—Token Operated Game Machines—Production

Our domestic token-operated game machines are developed and produced in our production facilities in Zama, Japan.

Amusement Business—Token Operated Game Machines—Marketing, Sales and Distribution

Our token-operated game machines for amusement arcades are marketed, sold and distributed through our sales distribution network, coordinated by Konami Marketing Japan, Inc., in the same manner as video game machines for amusement arcades.

Pachinko—Overview

The pinball-like game of pachinko is a national pastime in Japan. Players purchase a supply of tiny metal pinballs that they then propel with a motorized trigger at a maximum permitted rate of 100 times a minute through a vertically mounted pinball-like maze in a pachinko machine. As the balls bounce through a maze of pins, they either hit jackpots to produce more balls or fall into the gutter at the bottom of the machine. The gauge unit, which has moving images on a LCD panels and flashing lights is designed to attract players and is the most important component. Our software is installed in the gauge unit.

Our Pachinko LCD Unit Operations

We develop software that is incorporated into and sold together with LCD units for pachinko machines. The commercial life span of such software for LCD units is approximately several months to one year. Consolidated net revenues generated by our pachinko LCD unit operations decreased in fiscal 2003 due to the fact that we could not introduce products meeting market demands in a timely manner.

We typically introduce between five and ten new pachinko software titles each year. Pachinko machines must be inspected by The National Public Safety Commission before being marketed in Japan. This process exposes us to possible delays in our introduction of new software titles because we maybe required to change software content.

To attract a wider customer base, we have expanded the type of pachinko game machine titles we develop to focus our software production to a great extent on entertainment and game value. We believe that the pachinko game machine manufacturing market in Japan is mature and is unlikely to grow significantly, if at all. However, we plan to expand our market share by increasing the volume of software we sell.

LCD Units for Pachinko Machines—Development, Production and Components Supply

We develop the software for LCD units used in pachinko machines and, in a few limited cases, we have begun to sub-contract a portion of the software production to various third parties who produce our software to our circuit design specifications. We also work with third-party subcontractors who integrate the software with LCDs, semi-conductors and printed circuit boards that we order from major electrical manufacturers in Japan. Because of the increasing demand for LCDs, we have encountered difficulties in the past in procuring LCDs in sufficient quantities, although currently there are no such difficulties because of the increasing production capabilities of LCD makers. There is also increasing demand for semiconductors and, in order to avoid future procurement problems, we regularly place orders in advance of our requirements. We have not encountered, and do not expect to encounter, any difficulty in procuring printed circuit boards for our use. After our subcontractors have integrated the software and hardware, we then supply the bundled unit to the pachinko hardware manufacturer for the relevant pachinko machines.

LCD Units for Pachinko Machines—Marketing and Sales

We sell our LCD units directly to pachinko machine manufacturers. Certain of the larger manufacturers publish their own software for pachinko machines, but most manufacturers purchase software from third parties, including us. We commenced sales in 1992 and currently have basic product and sales agreements with seven companies but are seeking to sell to other pachinko machine manufacturers.

Gaming

Our Gaming segment develops, produces and sells gaming machines such as video slot machines to casino operators in the United States, Australia and other overseas jurisdictions.

Gaming Industry Overview

Gaming in the United States

The casino industry in the United States, and the gaming industry in general, have experienced substantial growth in the last decade. Prior to 1979, casino gaming was limited to Nevada. In 1979, casino gaming was legalized in New Jersey. Between 1979 and 1988, gaming activities by various Native American tribes developed, leading to the federal enactment of the Indian Gaming Regulatory Act. The growth of Native American gaming served as a catalyst for certain jurisdictions to consider non-Native American casino gaming because of its potential as a source of government revenue. Since 1989, various forms of casino gaming have been legalized in numerous states including but not limited to Colorado, Illinois, Indiana, Iowa, Louisiana, Michigan, Mississippi and Missouri. In addition, gaming facilities operate on cruise ships sailing out of numerous ports in and around the United States. Several other states have approved or are considering approval of some form of casino gaming.

Gaming in Australia

In Australia, the gaming industry is characterized by limited market growth and intense competition between manufacturers due partly to upper limits for numbers of gaming machines installed in major states. Australia is the largest and most established market for gaming products outside of North America and is primarily a video slot machine market.

Our Gaming Business

Net revenues generated by our Gaming business amounted to approximately ¥3,063 million in fiscal 2002 and approximately ¥8,215 million in fiscal 2003, an increase of approximately ¥5,152 million, or 168.2%. We develop, produce and sell gaming machines for international markets, primarily in the United States and Australia.

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. We obtained two new customers in fiscal 2003 due to this acquisition and expect that this acquisition will further increase our market opportunities for gaming machines in the United States. We are actively seeking additional licenses and sales opportunities in the United States as we have received licenses to manufacture and/or sell gaming machines in Arizona, California, Illinois, Indiana, Iowa, Louisiana (for purposes of Indian Gaming but not yet for land based and river boat casinos), Kansas, Michigan, Minnesota, Mississippi, Nevada, New Mexico, New York, Oregon, West Virginia, Wisconsin and Puerto Rico. In September 2002 we introduced 26 new video slot games during the Global Gaming Expo held in Las Vegas. Our product lineup has been improving in its quality and number.

The market for slot machines in the United States, unlike Australia, is dominated by mechanical slot machines. However, we expect future growth because we believe that the operating system and game software of video slot machines provides very powerful performance gains and excellent cost advantages over mechanical slot machines. Its software structure enables rapid development of new game personalities without affecting basic machine functions. We believe that this quick game development capability overcomes a current mechanical slot machine problem, in that the games are not easily modified or customized as required by customers.

Gaming Business—Production

Our gaming machines sold in the United States are assembled at our production facility in Las Vegas, Nevada, and gaming machines sold in Australia are assembled at our production facility in Sydney, Australia. Our products are assembled utilizing various parts and components from a large base of local vendors. We supply certain software and electronic components to our overseas production facilities. We have identified alternate sources of supply for significant parts and components in the event any of our current vendors fail to meet order requirements.

Gaming Business—Marketing, Sales and Distribution

Our gaming machines are marketed, sold and distributed overseas through our local subsidiaries directly to casino operators.

Other Operations

In addition to the five business segments described above, we also provide delivery and maintenance services with respect to products of the Amusement segment. Through fiscal 2003, the principal activity of our other operations had been the operation of 18 amusement centers primarily for the purpose of collecting information regarding consumer preferences. We sold this business to AmLead Co., Ltd. in May 2002 because we determined that it would be more cost-effective and efficient to obtain this information from our sales force and from operators with whom we have long-standing relationships.

In order to support our development capabilities and to foster and maintain creative talent, we established the Konami School, formerly known as Konami Computer Entertainment School, in 1997. Many graduates of school are employed by us and there are approximately 580 students enrolled at Konami School as of June 1, 2003.

Brand Sourcing

A significant portion of our products include content (brands) such as characters, images, trademarks and logos, to which we have been granted licenses from a broad range of licensors. The success of our business depends to a significant extent on our ability to create or license content with strong consumer appeal and a high level of recognition or acceptance. To do so, we must identify and respond rapidly to new and emerging consumer trends.

Content is one of our most valuable assets. Accordingly, we actively seek to obtain licenses of prominent brands for our video game software, amusement arcade games, gaming machines, card games, toys, music CDs and other consumer merchandise. Our most important source for licensed brands has been sports organizations. Use of the names of actual players in our games is a relatively new phenomenon in response to the demand for greater reality in game software content and as such, securing necessary licenses is critical to success of our sports titles. Increasingly, we also seek to license brands from film makers, comics publishers, and animation and TV program producers.

Our significant brand licensing activities include the following:

•	We have licensed sports logos and trademarks with global popularity, such as the United States National Basketball Association, or NBA, and the International Federation of Professional Footballers, or FIFPro.

•	We have obtained licenses from Japanese sports organizations such as the Japan Professional Soccer League, or J-League and the Japan Football Association.

•	We have obtained licenses from film makers, comics publishers, and animation and TV broadcasting companies, including Disney Interactive, Inc., Mirage Licensing, Inc., Nihon Ad Systems Co., Ltd., Kodansha, Nippon Television Network Corporation and Tokyo Broadcasting System, Inc.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the periods indicated:

Year Ended March 31, 2001	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations And Corporate (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥153,269	¥8,499	¥8,172	¥1,541	¥171,481	—	¥171,481
Intersegment (1)	11,911	398	2	42	12,353	¥(12,353)	—

Total	165,180	8,897	8,174	1,583	183,834	(12,353)	171,481
Operating expenses	119,043	12,156	7,515	1,633	140,347	(6,777)	133,570

Operating income (loss)	¥46,137	¥(3,259)	¥659	¥(50)	¥43,487	¥(5,576)	¥37,911

Assets	¥291,962	¥8,753	¥6,664	¥1,015	¥308,394	¥(14,564)	¥293,830

Year Ended March 31, 2002	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations And Corporate (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment (1)	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Assets	¥323,470	¥7,779	¥16,897	¥3,474	¥351,620	¥(23,529)	¥328,091

Year Ended March 31, 2003	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations and Corporate (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment (1)	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	277,637	18,787	13,715	4,281	314,420	(36,170)	278,250

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations and Corporate means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

One of our principal strategies is to significantly increase our overseas revenues in absolute terms and as a percentage of our overall revenues.

Our present overseas activities consist principally of export sales of video game software, Toy & Hobby products, amusement arcade games and gaming machines. During fiscal 2002, our net revenues increased by ¥17,503 million in the Americas and by ¥11,148 million in Europe due primarily to the success of video game software titles such as Metal Gear Solid 2: Sons of Liberty and Silent Hill 2. During fiscal 2003, our net revenues increased by ¥21,727 million in the United States due primarily to the success of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! Trading Card Game. We also engage in limited overseas manufacturing activities. Konami Gaming, Inc. and Konami Australia Pty. Ltd. produce gaming machines.

We initiated overseas operations by exporting amusement arcade games in 1979, and in 1982 we established a sales subsidiary in the United States. In subsequent years, we established additional sales subsidiaries in Germany, the United Kingdom, Korea, Singapore and Hong Kong, and a software game development subsidiary in Shanghai. In February 1997 we established Konami Gaming, Inc. to manufacture and distribute gaming machines in Nevada. Having received all licenses required by the state and county officials in Nevada, we began distributing gaming machines in Nevada beginning in fiscal 2001. Since then, we have received similar licenses and/or permission to operate in the states of Arizona, California, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Oregon, West Virginia, Wisconsin, Puerto Rico and the Canadian provinces of Ontario and Quebec. In addition, we have been licensed by 32 Native American tribes in California, 13 tribes in Arizona, nine tribes each in Minnesota and New Mexico, eight tribes in Michigan, three tribes each in Kansas and Wisconsin, two tribes in Iowa and one tribe each in Louisiana, New York and Oregon. We intend to file applications in a number of other gaming jurisdictions in North America. Konami Australia Pty Ltd., which became our consolidated subsidiary in October 2001, have obtained licenses to manufacture and sell gaming machines in all states in Australia, and exports gaming machines to overseas.

During the fiscal year ended March 31, 2001, the gaming machines we sold in the United States and two video slot machine components we exported to Australia were produced in Japan. However, our production facility in Las Vegas, Nevada, which houses the headquarters and principal manufacturing facility of our U.S. gaming machine business, began operations in September 2001.

In line with our strategy to expand our international business, we are investigating acquisition and investment opportunities outside Japan for businesses that will grow or complement our current businesses. However, we may not be able to make any such acquisition or investment on terms acceptable to us.

Research and Development

An important requirement for success in the highly competitive markets in which we operate is the ability to create quality products that attract public attention. We are also working to expand into new markets such as fitness equipment. The following three tables show our primary research and development activities, during each of the last three fiscal years.

Year Ended March 31, 2003
Segment	Focus of R&D Activity
Computer & Video Games	Software such as World Soccer Winning Eleven 6 and Yu-Gi-Oh!.
Exercise Entertainment	Fitness machines such as “EZ” Series and fitness games such as Martial Beat 2
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series and toy confectionaries and toys such as MICROiR.
Amusement	Video games such as Mah-Jong Fight Club, new software for music simulation games such as Drum Mania and Pop’n Music, e-AMUSEMENT system which connects above video games through the Internet, medium - and large-sized token operated games such as OVALARENA, GI series and Monster Gate, as well as software for pachinko LCD units.
Gaming	Gaming machines for North America.

Year Ended March 31, 2002
Segment	Focus of R&D Activity
Computer & Video Games	Software such as Metal Gear Solid 2: Sons of Liberty and World Soccer Winning Eleven 5 Final Evolution for the PlayStation2 platform.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series and toys such as DigiQ infra-red remote control cars.
Amusement	New software for music simulation games such as Drum Mania, Pop’n Music and medium - and large-sized token-operated games such as Fortune Orb and Monster Gate as well as software for pachinko LCD units.
Gaming	Gaming machines for North America.

Year Ended March 31, 2001
Segment	Focus of R&D Activity
Computer & Video	Software such as Yu-Gi-Oh! Duel Monsters 4 for the Game Boy Color platform and World Soccer Winning Eleven 5 for the PlayStation2 platform.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series.
Amusement	Software for music simulation games such as Drum Mania and Pop’n Music and amusement arcade games such as Mocap Boxing and The Keisatsukan Shinjuku 24 Hours, token-operated games such as the GI Leading Sire series and Dragon Palace as well software for pachinko LCD units.
Gaming	Gaming machines for North America.

Competition

The markets for video game software and most of our other products are intensely competitive and are characterized by the frequent introduction of new hardware systems, software products and other innovations.

In addition, the domestic Japanese market is gradually shrinking due partly to the declining birthrate. Japanese game producers are competing to bolster their product lineups and expand their overseas operations. Moreover, the expansion of the markets for online and cellular phone games, coupled with the debut of games playable on car navigation systems, has made it extremely important for game software producers to develop software for a wide variety of media and outlets in order to maintain growth. These factors have contributed to a more intense competitive environment.

Rapid changes in the business environment, exemplified by the spread of broadband communications, are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., is expected to focus on strengthening software development and expanding he lineup of online games.

We believe that the most significant competitive factors in all of our major business lines are the ability to develop compelling content and bring it to market at the appropriate time to capitalize on ever-changing consumer preferences. We believe our ability to develop content internally, as well as our strong internal distribution network, give us an advantage over many of our competitors. However, our competitors vary in size from small companies to very large corporations which have significantly greater financial, marketing and product development resources than we have. Due to these greater resources, some of our competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and pay higher fees to licensors of desirable properties.

Our competitors and potential competitors in the video game software industry include the following:

•	Other Japanese publishers of video game software, including Capcom Co. Ltd., Square Enix Co., Ltd., Namco Ltd., and Sega Corporation., as well as overseas publishers such as Acclaim Entertainment, Inc., Activision Inc., Eidos PLC, Electronic Arts Inc., Infogrames SA, Take-Two Interactive Software, Inc., THQ Inc. and Vivendi Universal Publishing.

•	Integrated video game console hardware/software companies, such as Sony and Nintendo, which compete directly with us in the development and publishing of software titles for their respective platforms.

•	Large diversified entertainment or software companies, many of which own substantial libraries of available content and have substantially greater financial resources than we have, and which may decide to compete directly with us or to enter into exclusive relationships with our competitors.

There are barriers to entry in the video game software market, consisting mainly of the difficulty of developing the technical and creative resources as well as the distribution networks of established competitors. However, the development of the Internet as a medium for the distribution of video game software, the use of the Internet to facilitate the formation of collaborative technical and creative networks, and the proliferation of programming tools and other resources may have the effect of reducing these barriers.

In the fitness club market, we compete with other commercial health and fitness clubs, such as Central Sports Co., Ltd., physical fitness and recreational facilities established by local governments, hospitals, nursing homes, businesses for their employees and similar organizations, and, to a certain extent, with racquet, tennis and other athletic clubs, country clubs, weight-reducing salons and the home-use fitness equipment industry. We also compete, to some extent, with entertainment and retail businesses for the discretionary income of our target markets. However, we believe our brand identity, operating experience, ability to allocate advertising and administration costs over all of our fitness clubs, nationwide operations, purchasing power and account processing and collection infrastructure, provide us with distinct competitive advantages. As the fitness market in Japan still has room for further growth, we expect more companies to enter the market both regionally and nationally and we may not be able to continue to compete effectively in each of our markets in the future.

Our most significant competitors in the market for Toy & Hobby products are mainly toy makers, such as Bandai. We believe that the most significant competitive factor in the market for Toy & Hobby products is the ability to timely develop popular products based on appealing characters and themes.

The market for video game machines and token-operated game machines for amusement arcades in Japan is dominated by a few large manufacturers, including ourselves as well as Sega Corporation and Namco Ltd., and competition in these markets is intense. The principal method of competition in the market for video game machines and token-operated games machines for amusement arcades is new product development.

The market for software for LCD units for pachinko machines in Japan is relatively stable, with manufacturers of pachinko machines having close relationships with particular producers of such software. We believe that we have benefited from our ability to provide software with strong entertainment value rather than speculation-oriented software. Competitors that produce entertainment-oriented software may pose a threat to us. We believe that our strong relationships with pachinko machine manufacturers and our reputation for making reliable, appealing products give us a competitive advantage in the market for software for LCD units for pachinko machines.

Our principal competitors in overseas gaming machine markets include International Game Technology, Alliance Gaming Corporation, Aristocrat Leisure Limited and WMS Industries Inc. A library of strong performing games can be a significant competitive advantage. Other methods of competition include quality and breadth of sales and service organizations, financial stability of the manufacturer, and pricing.

Intellectual Property

•	As of March 31, 2003, we had approximately 3,104 trademarks, 347 patents and 354 registered designs (excluding applications pending) in Japan and we also had approximately 2,876 trademarks, 432 patents and 545 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, creative products and LCD units for pachinko machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products and pachinko equipment.

Intellectual property for video game software is registered to us, our development subsidiaries or to us and our development subsidiaries as joint owners.

We believe that our trademarks (which, once registered, are perpetual, subject to use and payment of registration fees) and other intellectual property rights referred to above are important assets. Accordingly, we established divisions to necessary steps to secure and protect such rights, including registration with appropriate authorities and, if necessary, legal proceedings. The non-registration or expiration of registration of some of our intellectual property rights (other than our trademarks) could have a material adverse effect on our business.

Although we use copy-protection devices, an unauthorized person may be able to copy our software or otherwise obtain and use our proprietary information. If a significant amount of illegal copying of software published by us occurs, our product revenues could be adversely affected. Policing illegal use of software is extremely difficult and software piracy is expected to persist. In addition, the laws of some foreign countries in which our software is distributed do not protect us and our intellectual property rights to the same extent as the laws of Japan and the United States. Although illegal copying of our software has not been a major problem for us to date, it could have an adverse effect on our software business if we expand that business into China and Southeast Asia, where protection of intellectual property rights is weak.

Each of Nintendo, Sony and Microsoft incorporates security devices in the software and their respective hardware systems in order to prevent unlicensed software from infringing their respective proprietary rights by manufacturing software compatible with their hardware. Under our various license agreements with Nintendo, Sony and Microsoft, we are responsible for protecting our own and our licensors’ intellectual property rights that are used or incorporated in our software.

We do not own the trademarks, copyrights or patents covering the proprietary information and technology utilized in the game consoles marketed by Nintendo, Sony, Microsoft or Sega or, to the extent licensed from third parties, the brands, concepts and game programs featured in and comprising our software. See Item 4.B “Our Business—Brand Sourcing”. Accordingly, we must rely on the trademarks, copyrights and patents of these third-party licensors for protection of such intellectual property from infringement. Under our license agreements with certain licensors, we may bear the risk of claims of infringement brought by third parties and arising from the sale of software.

Regulation

General

The manufacture, sale and distribution of gaming devices, equipment and related game software is subject to federal, state, tribal and local regulations in the United States and foreign jurisdictions. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority of these jurisdictions require licenses, registrations, permits, findings of suitability, documentation of qualification including evidence of financial stability and/or other required approvals for companies who manufacture and distribute gaming equipment, as well as the individual suitability or licensing of officers, directors, major shareholders and key employees. Laws of the various gaming regulatory agencies generally serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption.

Various gaming regulatory agencies have issued licenses allowing us to manufacture and/or distribute our products and operate “wide area progressive” systems, also known as WAP systems. We and our key personnel have obtained or applied for all government licenses, permits, registrations, findings of suitability and approvals necessary allowing for the manufacture, distribution, and where permitted, operation of gaming machines in the jurisdictions where we do business. We have never been denied a gaming related license, nor have our licenses been suspended or revoked.

Nevada Regulation

The manufacture, sale and distribution of gaming devices in Nevada or for use outside Nevada are subject to the Nevada Gaming Control Act and the regulations of the Nevada Gaming Commission (Commission), and the State Gaming Control Board (GCB), and the local laws, regulations and ordinances of various county and municipal regulatory authorities (collectively referred to as the Nevada gaming authorities). These laws, regulations and ordinances primarily concern the responsibility, financial stability and character of gaming device manufacturers, distributors and operators, as well as persons financially interested or involved in gaming operations. The manufacture, distribution and operation of gaming devices require separate licenses. The laws, regulations and supervisory procedures of the Nevada gaming authorities seek to (i) prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities, (iv) prevent cheating and fraudulent practices, and (v) provide a source of state and local revenues through taxation and licensing fees. Changes in these laws, regulations, procedures, and judicial or regulatory interpretations could have an adverse effect on our gaming operations.

Our subsidiary that conducts the manufacturer, sale, and distribution of gaming devices in Nevada or for use outside Nevada, as well as the operation of slot machine routes and other gaming activities in Nevada, is required to be licensed by the Nevada gaming authorities. Our licenses require the periodic payment of fees and taxes and are not transferable. Each type of machine we sell in Nevada must first be approved by the Commission and may require subsequent machine modification. Our gaming subsidiary licensed in Nevada must also report substantially all loans, leases, sales of securities and similar financing transactions to the GCB and the Commission, and/or have them approved by the Commission. We believe we have obtained all required licenses and/or approvals necessary to carry on our business in Nevada.

We are registered with the Commission as a publicly traded corporation and are required periodically to submit detailed financial and operating reports to the Commission and to furnish any other information that the Commission may require. No person may become a stockholder of or receive any percentage of profits from our licensed gaming subsidiaries, without first obtaining licenses and approvals from the Nevada gaming authorities.

Our officers, directors and key employees who are actively engaged in the administration or supervision of gaming and/or directly involved in gaming activities of our licensed gaming subsidiaries may be required to file applications with the Nevada gaming authorities and may be required to be licensed or found suitable by them. Officers, directors and certain key employees of our licensed gaming subsidiaries must file applications with the Nevada gaming authorities and may be required by them to be licensed or found suitable. Our bylaws provide for us to pay all costs of the GCB investigations that are related to our officers, directors or employees.

The Nevada gaming authorities may investigate any individual who has a material relationship or involvement with us, or any of our licensed gaming subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. The Nevada gaming authorities may deny an application for licensure or finding of suitability for any cause deemed reasonable. A finding of suitability is comparable to licensing and both require submission of detailed personal and financial information followed by a thorough background investigation. The applicant for licensing or a finding of suitability must pay all costs of the investigation. We must report changes in licensed positions to the Nevada gaming authorities. The Nevada gaming authorities may disapprove any change in position by one of our officers, directors or key employees, or require us to suspend or dismiss officers, directors or other key employees and sever all relationships with such persons, including those who refuse to file appropriate applications or whom the Nevada gaming authorities find unsuitable to act in such capacities. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We are required to submit detailed financial and operating reports to the Commission. If it were determined that any Nevada gaming laws were violated by us or any of our licensed gaming subsidiaries, our gaming licenses could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, our licensed gaming subsidiaries and any persons involved may be subject to substantial fines for each separate violation of the Nevada gaming laws at the discretion of the Commission. The Commission also has the power to appoint a supervisor to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor’s appointment could be forfeited to the State of Nevada. The limitation, conditioning or suspension of our gaming licenses or the appointment of a supervisor could (and revocation of our gaming licenses would) materially and adversely affect our gaming operations.

The Commission may require any beneficial holder of our voting securities, regardless of the number of shares owned, to file an application, be investigated, and be found suitable, in which case the applicant would be required to pay all of the costs and fees of the GCB investigation. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, or trust, it must submit detailed business and financial information including a list of beneficial owners. Any person who acquires more than 5% of our voting securities must report this to the Commission. Any person who becomes a beneficial owner of more than 10% of our voting securities must apply for a finding of suitability within 30 days after the chairman of the GCB mails the written notice requiring this filing.

Under certain circumstances, an Institutional Investor, as this term is defined in the Commission regulations, which acquires more than 10%, but not more than 15%, of our voting securities may apply to the Commission for a waiver of these finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of its business and not for the purpose of causing, directly or indirectly (i) the election of a majority of our board of directors, (ii) any change in our corporate charter, bylaws, management, policies or operations, or (iii) any other action which the Commission finds to be inconsistent with holding our voting securities for investment purposes only. The Commission considers voting on all matters voted on by shareholders and the making of financial and other informational inquiries of the type normally made by securities analysts, and such other activities as the Commission may determine, to be consistent with holding voting securities for investment purposes only. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of the GCB investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Commission or the chairman of the GCB may be found unsuitable. The same restrictions apply to a record owner who fails to identify the beneficial owner, if requested to do so. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond that period of time as may be prescribed by the Commission may be guilty of a criminal offense. We are subject to disciplinary action, and possible loss of our approvals, if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our licensed gaming subsidiaries, we (i) pay that person any dividend or interest upon our voting securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) give remuneration in any form to that person, for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the Clark County authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee

The Commission may, in its discretion, require the holder of any of our debt securities to file an application, be investigated and be found suitable to own any of our debt securities. If the Commission determines that a person is unsuitable to own any of these securities, then pursuant to the Nevada gaming laws, we can be sanctioned, including the loss of our approvals, if without prior Commission approval, we: (i) pay to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognize any voting right by the unsuitable person in connection with these securities; (iii) pay the unsuitable person remuneration in any form; or (iv) make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

We are required to maintain a current stock ledger in Nevada which may be examined by the Nevada gaming authorities at any time. If any of our securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada gaming authorities. A failure to make this disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Commission has the power at any time to require our stock certificates to bear a legend indicating that the securities are subject to the Nevada gaming laws and the regulations of the Commission. To date, the Commission has not imposed this requirement on us.

We may not make a public offering of our securities without the prior approval of the Commission if the securities or their proceeds are intended to be used to construct, acquire or finance gaming facilities in Nevada, or retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation, or approval by the Commission or the GCB as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

Changes in control of Konami through merger, consolidation, acquisition of assets or stock, management or consulting agreements or any act or conduct by a person whereby he obtains control, may not occur without the prior investigation of the GCB and approval of the Commission. Entities seeking to acquire control of us must satisfy the GCB and the Commission in a variety of stringent standards prior to assuming control. The Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect Nevada gaming licensees, and publicly-traded corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. Nevada’s gaming laws and regulations also require prior approval by the Commission if we were to adopt a plan of recapitalization proposed by our board of directors in opposition to a tender offer made directly to our shareholders for the purpose of acquiring control of us.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the cities and counties where our subsidiaries conduct operations. Depending on the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Annual fees are payable to the State of Nevada to renew our licenses as a manufacturer, distributor, and operator of a slot machine route. Nevada gaming law also requires persons providing gaming devices in Nevada to casino customers on a revenue participation basis to pay their proportionate share of the taxes imposed on gaming revenues generated by the participation gaming devices.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively referred to as licensees), and who proposes to participate in the conduct of gaming operations outside of Nevada is required to deposit with the GCB, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the GCB of the licensee’s participation in foreign gaming. This revolving fund is subject to increase or decrease at the discretion of the Commission. As a licensee, we are required to comply with certain reporting requirements imposed by the Nevada gaming laws. We are also subject to disciplinary action by the Commission if we knowingly violate any laws of the foreign jurisdiction pertaining to our foreign gaming operation, fail to conduct our foreign gaming operations in accordance with the standards of honesty and integrity required of Nevada gaming operations engage in any activity or enter into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada, engage in any activity or enter into any association that interferes with the ability of the State of Nevada to collect gaming taxes and fees, or employ, contract with or associate with any person in the foreign gaming operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability, or who has been found guilty of cheating at gambling.

Mississippi Regulations

The manufacture, sale and distribution of gaming machines for use or play in Mississippi or for distribution outside of Mississippi and the operation of wide area progressive gaming devices are subject to the Mississippi Act. Konami Gaming, Inc.’s (KGI) license as a wide area progressive operator permits placement of slot machines and gaming devices on the premises of other licensees on a participation basis. All manufacturing, distribution and wide area progressive operation are subject to licensing and regulatory control of the Mississippi Gaming Commission (the Mississippi Commission).

The laws, regulations and supervisory procedures of the Mississippi Commission are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Mississippi Commission; (iv) the prevention of cheating and fraudulent practices; (v) providing a source of state and local revenues through taxation and licensing fees; and (vi) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture and distribution of gaming devices and associated equipment. Changes in these laws, regulations and procedures could have an adverse effect on our future Mississippi operations.

Certain of our subsidiaries that manufacture and distribute gaming devices or operate a slot machine route, or operate wide area progressive gaming, or which hold stock of a subsidiary which does so (a “Gaming Subsidiary”), are required to be licensed or registered by the Mississippi Gaming Commission. The Licenses require the periodic payment of fees and taxes and are not transferable. We are registered by the Mississippi Commission as a publicly-traded corporation (Registered Corporation) and so we are required periodically to submit detailed financial operation reports to the Mississippi Commission and to furnish any other information which the Mississippi Commission may require. We have obtained from the Mississippi Commission the various registrations, finding of suitability, approvals, permits and licenses (collectively, referred to as Licenses) required to engage in manufacturing of gaming devices and for KGI to engage in wide area progressive operations, the manufacture, sale distribution of gaming devices for use or play in Mississippi or for distribution outside of Mississippi. We cannot assure you that these Licenses will not be revoked, suspended, limited or conditioned by the Mississippi Commission.

All gaming devices that are manufactured, sold or distributed for use or play in Mississippi, or for distribution outside of Mississippi, must be manufactured by licensed manufacturers and distributed or sold by licensed distributors. All gaming devices manufactured for use or play in Mississippi must be approved by the Mississippi Commission before sales distribution or exposure for play. The approval process for gaming devices includes rigorous testing by the Mississippi Commission, a field trial and a determination as to whether the gaming machine meets strict technical standards that are set forth in the regulations of the Mississippi Commission. Associated equipment (as defined in the Mississippi Act) must be administratively approved by the Chairman of the Mississippi Commission before it is distributed for use in Mississippi.

The Mississippi Commission may investigate any individual who has a material relationship or involvement with us in order to determine whether that individual is suitable or should be licensed as a business associate of a licensee. Officers, directors and certain key employees of our Gaming Subsidiary must file license applications with the Mississippi Commission. Our officers, directors and key employees who are actively and directly involved in activities of our Gaming Subsidiary may be required to be licensed or found suitable by the Mississippi Commission. The Mississippi Commission may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Mississippi Commission and, in addition to their authority to deny an application for a finding of suitability or license, the Mississippi Commission have jurisdiction to disapprove a change in a corporate position.

If the Mississippi Commission were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Mississippi Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Mississippi.

We are required to submit detailed financial and operating reports to the Mississippi Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by our Gaming Subsidiary must be reported to, and approved by, the Mississippi Commission.

If the Mississippi Commission determines that we violated the Mississippi Act, our Licenses could be limited, conditioned, suspended or revoked subject to compliance with certain statutory and regulatory procedures. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Mississippi Act at the discretion of the Mississippi Commission. The limitation, conditioning or suspension of any License or the appointment of a supervisor could, and the revocation of any license would, materially adversely affect our future operation in Mississippi.

Any beneficial holder of our voting securities, regardless of the number of shares owned, may be required to file applications, be investigated and have his, her or its suitability as a beneficial holder of our voting securities determined if the Mississippi Commission has reason to believe that ownership would otherwise be inconsistent with the declared policies of the State of Mississippi. The applicant must pay all costs of investigation incurred by the Mississippi Commission in conducting any such investigation.

The Mississippi Act requires any person who acquires beneficial ownership of more than 5% of our voting securities to report the acquisition to the Mississippi Commission. The Mississippi Act requires that beneficial owners of more than 5% of our voting securities apply to the Mississippi Commission for a finding of suitability within 30 days after the mailing of the written notice by the Executive Director of the Mississippi Commission requiring that filing. Under certain circumstances, an “institutional investor”, as defined in the Mississippi Act, which acquires more than 10%, but not more than 15% or our voting securities may apply to the Mississippi Commission for a waiver of that finding for suitability if the institution investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding our voting securities for invest purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for information purposes and not to cause a change in our management policies or operations; and (iii) other activities that the Mississippi Commission may determine to be consistent with investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all cost of investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Commission may be found unsuitable. The same restrictions apply to a record owner who fails to identify the beneficial owner, if requested to do so. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of voting securities beyond that period of time as may be prescribed by the Mississippi Commission may be guilty of a criminal offense. We are subject to disciplinary action and possible loss of approvals if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our licensed Gaming Subsidiaries, we (i) pay that person any dividend or interest upon our voting securities; (ii) allow that person to exercise, directly or indirectly, any voting rights conferred through securities held by that person; (iii) pay remuneration in any form to that person for services rendered or otherwise; (iv) fail to pursue all lawful efforts to require the unsuitable person to relinquish voting securities including, if necessary, the immediate repurchase of the voting securities for cash at fair market value.

The Mississippi Commission may, in its discretion, require the holder of any of our debt security to file an application, be investigated and be found suitable to own any of our debt securities. If the Mississippi Commission determines that a person is unsuitable to own any of our securities, then under the Mississippi Act, we can be sanctioned, including the loss of our approvals, if without the prior approval of the Mississippi Commission we: (i) pay to the unsuitable person any dividend, interest or any distribution whatsoever; (ii) recognize any voting right by the unsuitable person in connection with that security; (iii) pay the unsuitable person remuneration in any form; or (iv) make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

We are required to maintain a current stock ledger in the State of Mississippi which may be examined by the Mississippi Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Commission. A failure to make this disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Mississippi Commission requires that stock certificates of Registered Corporation bear a legend indicating that the securities are subject to the Mississippi Act but we have obtained waiver of that requirement.

We may not make a public offering of our securities without the prior approval of the Mississippi Commission if the securities or the proceeds are intended to be used to construct, acquire or finance gaming facilities in Mississippi, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation, or approval by the Mississippi Commission as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. To this end, we received continuous approval of public offerings and/or private placements and related approvals (shelf approval) that are valid for a two (2) year period which can and will be renewed for subsequent 2 year periods.

Changes in control of Konami through merger, consolidation, acquisition of assets or stock, management or consulting agreements or any act or conduct by a person whereby he or she obtains control, may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of us must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control. The Mississippi Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect Mississippi gaming licensees and publicly-traded corporations that are affiliated with those operations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse affects of these business practices upon Mississippi’s gaming industry and to further Mississippi’s policy to: (i) assure the financial stability of corporate licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Mississippi Commission before we can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Mississippi Act also requires prior approval if we were to adopt a plan of recapitalization proposed by our board of directors in opposition to a tender offer made directly to our shareholders for the purposes of acquiring control of us.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Mississippi and to the cities and counties where our subsidiaries conduct operations. Depending on the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually. Annual fees are payable to the State of Mississippi to renew our licenses as a manufacturer, distributor and operator of a slot machine route.

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such person, and who proposes to become involved in a gaming venture outside of Mississippi, is required to deposit with the Mississippi Commission, and thereafter maintain, a revolving fund to pay the expenses of investigation by the Mississippi Commission, and thereafter maintain, a revolving fund to pay the expenses of investigation by the Mississippi Commission of their participation in foreign gaming operations. This revolving fund is subject to increase or decrease at the discretion of the Mississippi Commission. As a licensee, we are required to comply with certain reporting requirements imposed by the Mississippi Act. The Mississippi Commission may require us to file an application for a finding of suitability concerning an actual or intended activity or association in a foreign gaming operation. A licensee is also subject to disciplinary action by the Mississippi Commission if the licensee knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required by Mississippi gaming operations, engages in activities that are harmful to the State of Mississippi or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Mississippi on the grounds of personal unsuitability.

New Jersey Regulations

The manufacture, distribution, and operation of gaming machines, and other aspects of casino gaming in New Jersey, are subject to strict regulation pursuant to the New Jersey Casino Control Act and the regulations promulgated thereunder (collectively, referred to as New Jersey Act). The New Jersey Act created the New Jersey Casino Control Commission (New Jersey Commission) and the New Jersey Division of Gaming Enforcement (the New Jersey Division). The New Jersey Commission is authorized to decide all license applications and other matters and to promulgate regulations. The New Jersey Division is authorized to investigate all license applications, make recommendations to the New Jersey Commission, and to prosecute violations of the New Jersey Act.

Under the New Jersey Act, a company must be licensed as a gaming related casino service industry supplier (CSI), or fulfill other requirements, in order to manufacture or distribute gaming devices to New Jersey casinos. In order for a CSI license to be issued, renewed or maintained, certain directors, officers, key employees and owners of a company must be found by the New Jersey Commission to possess by clear and convincing evidence good character, honesty, integrity and financial stability. Concurrent with our subsidiary Konami Gaming, Inc., we are in the process of applying for a CSI license.

In its discretion, the New Jersey Commission may permit an unlicensed applicant for a CSI license to transact business with New Jersey casinos prior to licensure. In order to do so, we must maintain a completed application for CSI licensure on file with the New Jersey Commission. In addition, the casino that desires to transact business with us must obtain the approval of the New Jersey Commission for each business transaction (transactional waiver) by filing a petition with the New Jersey Commission that demonstrates that good cause exists for granting the petition. The New Jersey Commission can not grant such a petition if the New Jersey Division objects to the petition.

A CSI license application consists of extensive disclosure forms for the applicant, each of its holding companies, and each individual required to be found qualified by the New Jersey Commission. The persons affiliated with an applicant who must be found qualified by the New Jersey Commission are certain officers, directors and management employees, all beneficial owners of five percent (5%) or more of the applicant, and any other person the New Jersey Commission deems appropriate.

With respect to security holders, the New Jersey Commission may waive the qualification requirement for “institutional investors”, as defined in the New Jersey Act, of an applicant if: (i) there is no reason to believe that the institutional investor may be unqualified; (ii) the institutional investor holds less than ten percent of the outstanding securities; (iii) the securities were acquired for investment purposes only, and (iv) the holder has no intention of influencing the affairs of the applicant, other than voting its securities. The New Jersey Act defines an “institutional investor” as (i) any retirement fund administered by a public agency for the exclusive benefit of federal, state or local public employees; (ii) an investment company registered under the Investment Company Act of 1940; (iii) a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, (iv) a closed end investment trust; (v) a chartered or licensed life insurance company or property and casualty insurance company; (vi) banking or other licensed or chartered lending institutions; (vii) an investment adviser registered under the Investment Advisers Act of 1940, and (viii) such other persons as the New Jersey Commission may determine for reasons consistent with the policies of the New Jersey Act.

In connection with a license application, the New Jersey Division conducts an investigation of the applicant and its individual qualifiers to determine their suitability for licensure. In order for a CSI license to be issued by the New Jersey Commission, the applicant and its individual qualifiers must demonstrate by clear and convincing evidence their good character, honesty and integrity, their financial stability, integrity and responsibility.

The application fee for a CSI license consists of a non-refundable deposit of $5,000 and an obligation to pay an additional $5,000 if the processing of the application requires more than 1,000 but less than 2,000 hours and a further $5,000 if the processing of the application exceeds 2,000 hours, plus the expenses of the New Jersey Commission and New Jersey Division. The same fee structure applies to any renewal application.

The New Jersey Commission has broad discretion regarding the issuance, renewal, suspension or revocation of CSI licenses. If our CSI license application is denied, we will not be able to transact business with New Jersey casinos. There is no guarantee that we will be granted an initial license or that, following the issuance of an initial CSI license or any renewal thereof, we will continue to be granted renewals of the license. The New Jersey Commission may impose conditions on the issuance of a license. In addition, the New Jersey Commission has the authority to impose fines or suspend or revoke a license for violations of the New Jersey Act, including the failure to satisfy the licensure requirements. A CSI license is issued for an initial period of two (2) years and is thereafter renewable for four (4) year periods.

In addition to our required licensure, the gaming equipment manufactured, distributed or sold by us to New Jersey casinos is subject to a technical examination by the New Jersey Division and approval by the New Jersey Commission for, at a minimum, quality, design, integrity, fairness, honesty, suitability and compliance with rigorous technical standards. The approval process includes the submission of a model of the machine to the New Jersey Division for testing, examination and analysis and for comparison with documentation of the schematics, block diagram, circuit analysis and written explanation of the method of operation, odds determination and all other pertinent information. All costs of such testing, examination and analysis are borne by us.

As part of this approval process, the New Jersey Commission may require that the manufacturer of any component of the gaming equipment which the New Jersey Commission, in its discretion, determines is essential to the gaming aspects of the device submit to licensing. Such components would include the computer control circuitry which causes or allows the device to operate as a gambling device. The failure or refusal of such a manufacturer to submit to licensing or the denial of a license by the New Jersey Commission to such manufacturer would result in our inability to distribute and market that gambling device to New Jersey casinos.

Prior to a decision by the New Jersey Commission to approve a particular model of machine, it may require a trial period to test the machine in a licensed casino. During the trial period, the manufacturer and distributor of the machine shall not be entitled to receive revenue of any kind whatsoever. Once a model is approved by the New Jersey Commission, all machines of that model placed in operation in licensed casinos shall operate in conformity with the model tested by the New Jersey Division. Any changes in the design, function or operation of the machine are subject to prior approval by the New Jersey Commission in consultation with the New Jersey Division.

Other Jurisdictions

Each of the other jurisdictions in which we do business requires various licenses, permits and approvals in connection with the manufacture and/or distribution of gaming devices typically involving restrictions similar in many respects to those of Nevada.

Federal United States Registration

The Federal Gambling Devices Act of 1962 (the Act) makes it unlawful for a person to manufacture, transport, or receive gaming machines, gaming devices or components across interstate lines unless that person has first registered with the Attorney General of the US Department of Justice. We are so registered and must renew our registration annually. In addition, gambling device identification and record keeping requirements are imposed by the Act. Violation of the Act may result in seizure and forfeiture of the equipment, as well as other penalties. We have complied with the registration requirements of the Act.

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission, or the NIGC, and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. As of June 30, 2003, we are authorized to sell gaming machines and components to Native American casinos in eleven states.

International Regulation

Certain foreign countries permit the importation, sale and operation of gaming equipment in casino and non-casino environments. Some countries prohibit or restrict the payout feature of the traditional slot machine or limit the operation and the number of slot machines to a controlled number of casinos or casino-like locations. Each gaming machine must comply with the individual country’s regulations. Certain jurisdictions require the licensing of gaming machine operators and manufacturers.

We manufacture and supply gaming equipment to various international markets including Australia, Canada, Malaysia, New Zealand and South Africa. We have obtained the required licenses to manufacture and distribute our products in the various foreign jurisdictions where we do business.

Regulation of Video Game Software

Japan.    No governmental entity in Japan is authorized to censor the content of computer entertainment software. The Computer Entertainment Software Association, or CESA, is a Japanese industry association that conducts market surveys, research and other activities to promote the computer entertainment software industry in Japan. CESA’s members are corporations and individuals engaged in projects relating to the development, manufacture and sale of computer entertainment software and organizations comprised of such individuals or organizations. We are a member of CESA and our Chief Executive Officer, Kagemasa Kozuki, had been the Chairman of CESA since its establishment in 1996 for three terms over six years, and became the Managing Director in May 2002 and the Honorary Chairman in September 2002.

The Computer Entertainment Rating Organization, or CERO, was established in 2002 and CERO started regulating home game software distributed in Japan through a rating system based upon the user’s age. CERO reviews expressions and contents of software based on its ethical guidelines upon request of software manufacturers. Expressions containing violence, anti-social behavior, sexual behavior and hazardous language or thought are subject to CERO’s rating. Each game software is categorized and labeled either as game software or educational/database software and those categorized as game software must label age classification mark based on the rating. CERO has adopted a four tiered game software age classification, including category “All Age” for persons all age, category “12” for persons 12 or older, category “15” for persons 15 and older and category “18” for persons 18 and older, thereby indicating that contents of each categorized software are subject to persons in categorized age group.

International.    The content of video game software is not subject to federal regulation in the United States. However, many video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or ESRB. Konami of America, Inc., Nintendo and Sony Computer Entertainment of America include ESRB ratings on their games and Nintendo and Sony include the meanings of these ratings on their game console packages. The ESRB is an independent entity established in 1994. It rates video games, websites and online games and reviews advertising created by the video game industry.

Regulation of Pachinko Machines

Standards for pachinko machines are regulated under the Law Regulating Adult Entertainment in Japan. The Security Electronics Communication Technology Association is the only entity authorized to test new models of pachinko machines and determine whether such models meet certain specified technical criteria. Those who expect to produce new models are first required to pass such model test and then to obtain verification that such model complies with applicable standards from the prefectural Public Safety Commission in the prefecture in which such models would be distributed and operated.

Property

The following table sets forth information, as of March 31, 2003, with respect to our principal establishments:

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment	Land Space	Floor Space	Tenure
				(millions of yen)	(square meters)

Tokyo Head Office	Chiyoda-ku, Tokyo	All	Administrative	¥809	—	4,234	Leased

Computer & Video Games Office (1)	Chiyoda-ku, Tokyo	Computer & Video Games	Sales, Administrative	¥61	—	—	Leased

Toy & Hobby Office	Shibuya-ku, Tokyo	Toy & Hobby	Production, Sales, Administrative	¥557	—	1,443	Leased

Amusement Office (1)	Shinjuku-ku, Tokyo	Amusement	Production, Sales, Administrative	¥32	—	1,620	Leased

Amusement Office West	Nishi-ku, Kobe	Amusement	Production, Manufacturing, Administrative	¥46	22,925	16,243	Owned

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment	Land Space	Floor Space	Tenure

Amusement Office East	Zama, Kanagawa	Amusement	Production, Manufacturing, Administrative	¥71	6,480	12,764	Owned

Gaming Office	Zama, Kanagawa	Gaming	Production, Manufacturing, Administrative	¥33	—	—	Owned

Konami Computer Entertainment Osaka, Inc. (2)	Kita-ku, Osaka	Computer & Video Games	Production, Sales, Administrative	¥265	—	4,478	Leased

Konami Computer Entertainment Tokyo, Inc.	Chuo-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥294	—	4,035	Leased

Konami Computer Entertainment Japan, Inc. (1)	Shibuya-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥289	—	3,119	Leased

Konami Sports Corporation	Shinagawa-ku, Tokyo, and 198 locations	Exercise Entertainment	Sports Club	¥4,635	8,925	677,738	Some owned and some leased

Konami Real Estate, Inc.	Shinjuku-ku, Tokyo and other	Other	Home Leasing	¥57	5,758	1,485	Owned

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Other	Leader Training Facility	¥3	460,640	12,512	Owned

Konami Real Estate, Inc.	Shinagawa-ku, Tokyo	Other	Office Leasing	¥24	11,595	58,684	Owned

Konami of America, Inc.	Redwood City, California, U.S.A. (primary location)	Computer & Video Games, Toy & Hobby and Amusement	Sales, Administrative	¥107	22,501	7,433	Some owned and some leased

Konami of Europe GmbH	Frankfurt, Germany (primary location)	Computer & Video Games and Toy & Hobby	Sales, Administrative	¥90	—	4,582	Leased

Konami Marketing - Europe Ltd.	London, U.K.	Amusement	Sales, Administrative	¥5	3,440	1,670	Owned

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming	Production and sales of gaming machines	¥173	—	6,347	Leased

Konami Australia Pty Ltd.	New South Wales, Australia	Gaming	Production and sales of gaming machines	¥208	—	7,753	Leased

(1)	These offices were moved to our new leased office in Minato-ku, Tokyo during April to July 2003.

(2)	Konami Computer Entertainment Studios, Inc. was merged in Konami Computer Entertainment Osaka, Inc. on May 1, 2003 and Konami Computer Entertainment Osaka, Inc. changed its name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.

In addition to the above facilities, we lease floor space in office buildings in various locations around the world including Japan, Hong Kong, the United States and Europe.

Legal Proceedings

On August 26, 2002, 13 Japanese professional baseball players filed a complaint against us and the Nippon Professional Baseball Organization with the Tokyo District Court that claims that neither the Nippon Professional Baseball Organization nor we have the rights to license/sublicense the use of individual names or likenesses of professional baseball players in the production or distribution of computer game software. We believe that the plaintiffs are without merit. Even if this litigation were resolved in favor of the plaintiffs, we do not believe that it would have a material adverse effect on our financial condition or results of operation.

In connection with the production and sales of our soccer game software, we have entered into a license agreement with FIFPro which allows us to use names and images of players from various countries. However, in March 2001, the France Football Federation, or the FFF, have alleged against us through the France Football Promotion, or the FFP, which has obtained an exclusive license from the FFF, that we used collective images of the France national team without obtaining a license from the FFF, and demanded for the injunction of sales of our soccer game software and the payment for damages. On November 9, 2001, we brought an action to the Paris District Court seeking a declaratory judgment that the exclusive license from the FFF to the FFP violated the Antitrust Law of France, and therefore invalid. We assert that collective images of the France national team are not subject to the protection as an intellectual property right. Unfavorable results of this litigation may affect our future sales of soccer game software, however, we do not believe that it would have a material adverse effect on our financial condition or results of operation.

In addition to the above, we are involved in a number of other actions and proceedings in Japan and overseas in the ordinary course of our business. However, we are not involved in any legal or arbitration proceedings, nor, so far as our Directors are aware, are there any legal or arbitration proceedings pending or threatened involving us that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on us or our operations.

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2003. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)	Shares held by us, directly or indirectly (%)	Principal business	Establishment date

In Japan

Konami Marketing Japan, Inc.	Shinjuku-ku, Tokyo	¥1,062	100	Marketing and sales	October 2000

Konami Sports Corporation	Shinagawa-ku, Tokyo	¥5,040	58	Operation of fitness clubs	March 1973

Name	Registered office	Issued share capital (in millions)	Shares held by us, directly or indirectly (%)	Principal business	Establishment date

Konami Real Estate, Inc.	Chuo-ku, Tokyo	¥480	100	Real estate management	December 1987

Konami Computer Entertainment Osaka, Inc. (1)	Kita-ku, Osaka	¥1,213	66	Development of video game software	April 1995

Konami Computer Entertainment Tokyo, Inc.	Chuo-ku, Tokyo	¥2,323	64	Development of video game software	April 1995

Konami Computer Entertainment Japan, Inc.	Shibuya-ku, Tokyo	¥3,366	65	Development of video game software	April 1996

Konami Computer Entertainment Studios, Inc. (1)	Minato-ku, Tokyo	¥300	100	Development of video game software	March 1997

Konami Music Entertainment, Inc.	Shibuya-ku, Tokyo	¥60	100	Production of music and publications	December 1995

KPE, Inc.	Shinjuku-ku, Tokyo	¥100	100	Sales of pachinko LCD units	June 1997

Konami Service, Inc.	Yamato-shi, Kanagawa	¥100	100	Maintenance and after-service of our products and distribution business	April 1996

Konami Career Management, Inc.	Chuo-ku, Tokyo	¥60	100	Recruitment of human resources	October 1995

Konami School, Inc.	Shibuya-ku, Tokyo	¥160	100	Development and education of creators	March 1997

Konami Sports Life Corporation	Shinagawa-ku, Tokyo	¥15,050	100	Sales of fitness equipment	June 22, 1989

Konami Mobile & Online, Inc.	Shinjuku-ku, Tokyo	¥300	100	Production and operation of mobile and online games	October 2001

The Club At Yebisu Garden Co., Ltd.	Meguro-ku, Tokyo	¥200	70	Operation of fitness clubs	January 1994

Name	Registered office	Issued share capital (in millions)		Shares held by us, directly or indirectly (%)	Principal business	Establishment date

KPR, Inc.	Minato-ku, Tokyo		¥20	100	Market research for LCD unit business	December 1993

Konami Athletics Inc.	Chuo-ku, Osaka		¥2,210	100	Operation of fitness clubs	September 1988

Takara Co., Ltd. (2)	Katsushika-ku, Tokyo		¥18,121	23	Toy manufacturer	June 1959

Hudson Soft Co., Ltd. (2)	Sapporo City, Hokkaido		¥4,347	45	Development of video game, mobile and online game software	May 1973

Genki Co., Ltd. (2)	Shinjuku-ku, Tokyo		¥684	37	Development of video game software	October 1990

Overseas

Konami Corporation of America	Redwood City, California, U.S.A.	U.S.$	34.9	100	Holding company	October 1996

Konami of America, Inc.	Redwood City, California, U.S.A.	U.S.$	21.5	100	Sales of video game software and amusement arcade games	November 1982

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	U.S.$	1.7	100	Production and sales of gaming machines	February 1997

Konami Computer Entertainment Hawaii, Inc.	Honolulu, Hawaii, U.S. A.	U.S.$	2.2	50	Development of video game software	May 1997

Konami Corporation of Europe B.V.	Amsterdam, Netherlands		€9.0	100	Holding company	November 1997

Konami of Europe GmbH	Frankfurt am Main, Germany		€5.1	100	Sales of video game software	December 1984

Konami Marketing Europe Ltd.	London, U.K.		£4.0	100	Sales of amusement arcade games	June 1984

Konami Marketing (Asia) Ltd.	Tsim Sha Tsui, Kowloon, Hong Kong, China	HK$	19.5	100	Sales of video game software and amusement arcade games	September 1994

Konami Software Shanghai, Inc.	Shinji Dadao, Pu-Dong New Area, Shanghai, China	U.S.$	2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$	3.0	100	Production and sales of gaming machines	November 1996

Konami Gaming (Australia) Pty Ltd.	New South Wales, Australia	A$	0.01	100	Production and sales of gaming machines	January 1999

(1)	Konami Computer Entertainment Studios, Inc. was merged in Konami Computer Entertainment Osaka, Inc. on May 1, 2003 and Konami Computer Entertainment Osaka, Inc. changed its name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.
(2)	These companies are accounted for by the equity method.
(3)	Except as indicated in the notes above, there has been no change in respect of our subsidiaries and affiliates since March 31, 2003.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2003 herein refers to the fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

Konami is a global entertainment products and services company. We develop, publish and distribute software for use by consumers with home and handheld video game consoles, principally those manufactured by Sony and Nintendo. Since February 2001, we have also run the largest chain of health and fitness clubs in Japan. We also produce non-video games and toys, such as card games, that use characters from or inspired by characters in our home video game software and other products. Finally, we produce and market a variety of entertainment machines and components, including LCD units for pachinko machines, amusement arcade games, token-operated games, gaming machines and exercise equipment.

We have achieved constant growth in net revenues over the last five years, with revenue growth of 12.4% in fiscal 2003. Our consolidated net revenue for fiscal 2003 was ¥253,657 million, which is the highest since our founding. Revenue growth has been driven by both domestic and international growth and acquisitions, most notably the acquisition of People Co., Ltd., now called Konami Sports Corporation, in February 2001, and the acquisition of Daiei Olympic Sports Club, Inc. in February 2002, which was subsequently merged with Konami Sports Corporation in October 2002. Our operating income (loss) and net income (loss), however, declined in the last two consecutive years. The decline in fiscal 2002 reflected the waning product cycle for our Yu-Gi-Oh! card game, one of our hit products, in Japan. In fiscal 2003, our operating income (loss) and net income (loss) declined due to our recognition of impairments of goodwill and other intangible assets relating to our Exercise Entertainment business, despite a large increase in oversea sales of our Yu-Gi-Oh! card game.

We expanded our business globally during fiscal 2003 with video game software such as World Soccer Winning Eleven 6 and Pro Evolution Soccer 2, home video game sports software titles that each reached sales of one million copies in Japan and Europe, respectively, video game software with cartoon characters such as Yu-Gi-Oh!, music games and a variety of other original products. As a result, the total number of home video games shipped reached 20 million for the second consecutive year. Also, we achieved significantly increased sales of Yu-Gi-Oh! Trading Card Game in the U.S. In addition, gaming machines in overseas markets achieved healthy sales.

In order to better focus our business and management resources, we transferred our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to AmLead Co., Ltd. We did so to achieve business portfolio optimization. Also, Konami Sports Corporation acquired Konami Athletics Inc., formerly known as Nissay Athletics Company, with the goal of expanding our network of directly-managed fitness clubs.

We divide our worldwide operations principally into five operating segments for financial reporting purposes: Computer & Video Games, Exercise Entertainment, Toy & Hobby, Amusement and Gaming. The net revenue of each segment, including intersegment revenue, accounted for 34.5%, 31.0%, 18.1%, 13.5% and 3.2%, respectively, of our consolidated net revenues exclusive of intersegment revenues in fiscal 2003.

Factors Affecting Our Results of Operations

Factors Affecting Combined Results of Operations

A number of factors affect revenues and expenses across several of our segments, and therefore have a substantial impact on our combined results of operations. These factors include the importance of “hit products” that respond to trends in popular culture, intellectual property licensing, seasonal fluctuations, investments and acquisitions.

Hit Products

Most of our non-fitness related revenues come from sales of interactive entertainment software and devices and are dependent on our ability to anticipate or influence the kinds of games and products that are popular with consumers. Revenues for our Computer & Video Games, Toy & Hobby, Amusement and Gaming segments are strongly affected by whether individual products or a series of products become “hits” with consumers. A single hit product can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through extension of the concept or characters from a popular game from one business segment to another business segment.

For example, our Toy & Hobby net revenues, including intersegment revenues, increased 79.5% from ¥25,601 million in fiscal 2002 to ¥45,948 million in fiscal 2003 due mainly to robust sales of the Yu-Gi-Oh! Trading Card Game in the U.S., which coincided with the popularity of the Yu-Gi-Oh! television cartoon among U.S. adolescents. Our Computer & Video Games net revenues, including intersegment revenues, decreased 2.9% from ¥90,129 million in fiscal 2002 to ¥87,476 million in fiscal 2003 due in part to the waning sales of our Metal Gear Solid 2, Sons of Liberty title for PlayStation 2, which was a major hit in fiscal 2002, with over 5 million units sold.

It is difficult to predict whether any particular product will become a hit. We seek to reduce the volatility of our net revenues by developing a large number of new titles each year in various categories and for various platforms. We have steadily increased the number of titles published by our home and handheld video game software business from 58 titles in fiscal 1998 to 120 titles in fiscal 2003. We have also decreased the volatility of our net revenues by entering the fitness club business, which we believe will provide a more stable base of revenue.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold from 13 licenses for 26 products in fiscal 1999 to 66 licenses for 115 products in fiscal 2003.

These licenses typically require a guarantee of minimum future royalties. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our royalties expenses. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen an acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to produce higher revenues. For example, our Yu-Gi-Oh! card game originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our “media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! card game for our Toy & Hobby segment and as a video game for our Computer & Video Games segment.

Seasonal Fluctuations

Many of our products are in the greatest demand in December and January, particularly at the end and beginning of the year and, to a lesser extent, in August (summer vacation) and in March (spring vacation), in decreasing order. These months correspond to the periods of children’s school holidays, and it is customary in Japan to buy toys as Christmas and New Year presents in December and January. However, our earnings may not necessarily reflect the seasonal patterns of the industry as a whole as a result of increased sales due to the occurrence of special events such as the Olympic Games, World Cup Soccer Tournament or the release of “hit” titles.

Investments and Acquisitions

As discussed in Item 4.B, “Business Overview”, of this annual report, in the last three years we have sought growth and diversification through investments and acquisitions in sectors that promise increased revenue stability and increased revenue growth. In particular, we have made investments in video game software production companies for our Computer & Video Games segment and we have acquired new consolidated subsidiaries for our Exercise Entertainment and Gaming segments. These investments and acquisitions have made substantial changes in the composition of our assets, in particular increasing the amount of goodwill and intangibles in our consolidated balance sheet for fiscal 2001 and fiscal 2002.

We have made the following investments in equity method affiliates in fiscal 2001 and fiscal 2002:

•	acquisition of 23.0% of the common stock of Takara Co., Ltd.;

•	acquisition of 45.5% of the common stock of Hudson Soft Co., Ltd.; and

•	acquisition of 37.2% of the common stock of Genki Co., Ltd.

Our investments allow us to develop closer ties with companies doing business in areas that we consider growth areas for our business, including sales of Toy & Hobby products and mobile and on-line video game software. Because these companies are equity method affiliates, our financial results are affected by our pro rata share of their net income or losses. As a result of our fiscal 2003 year-end annual examination of these investments, we recognized a net-of-tax impairment charge of ¥2,438 million with respect to the investment in Hudson Soft Co., Ltd, due to a significant decline in its share value in the market. For fiscal 2003, our income statement included ¥1,288 million in equity in loss of affiliated companies.

We spent an aggregate of ¥76,139 million on the following acquisitions of consolidated subsidiaries in the last three fiscal years:

Exercise Entertainment:

•	acquisition of 54.6% of the common stock of Konami Sports Corporation, formerly known as People Co., Ltd. in February 2001;

•	acquisition of 100% of the common stock of Konami Sports Plaza, Inc., formerly known as Nissan Sports Plaza, Inc., in June 2001;

•	acquisition of 82.2% of the common stock of Konami Olympic Sports Club, Inc., formerly known as Daiei Olympic Sports Club, Inc., in February 2002; and

•	acquisition of 100% of the common stock of Konami Athletics Inc., formerly known as Nissay Athletics Company, in March 2003.

Gaming:

•	acquisition of 100% of the common stock of Paradigm Gaming Systems, Inc. in August 2001; and

•	acquisition of 100% of the common stock of Konami Australia Pty. Ltd. in October 2001.

In connection with our acquisition of majority ownership of new consolidated subsidiaries in fiscal 2001, 2002 and 2003, we recognized an aggregate amount of goodwill of ¥39,021 million and acquired an aggregate amount of intangibles of ¥64,809 million, mostly related to the trademarks and other intangible property associated with our fitness club business. Our acquisition related goodwill and other intangible assets were originally amortized over various periods. However, a recent change in U.S. GAAP means that such amortization for goodwill and indefinite lived intangibles ceased beginning on April 1, 2002 and that the remaining balances will be tested for impairment at least on an annual basis. Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts. This impairment was recognized as a component of our operating loss during fiscal 2003. For further information regarding this impairment, see “Critical Accounting Policies—Valuation of Intangible Assets and Goodwill” on page 86. Intangibles with finite lives will continue to be amortized.

Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar exchange rate. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of shareholders’ equity and accumulated other comprehensive income until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are made in U.S. dollars and Euros. Our sales denominated in U.S. dollars are, to a significant extent, offset by U.S. dollar denominated costs. Transaction risk remains for products sold in U.S. dollars to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 18 to our consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in each of our business segments are as follows:

Computer & Video Games

Net Revenues.    We develop, publish and distribute video game software for use in home and handheld video game consoles and, to a limited extent, for personal computers, mobile phones and on-line games. We refer to this segment as our “Computer & Video Games” segment. Our video game software is sold mainly in the form of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation2, Nintendo GameCube and Microsoft Xbox and ROM-cartridges for handheld video game platforms such as the Game Boy Advance.

In fiscal 2003, net revenues from the Computer & Video Games segment, including intersegment revenues, were ¥87,476 million, accounting for 34.5% of consolidated net revenues excluding intersegment revenues. This was derived primarily from strong sales of soccer titles such as World Soccer Winning Eleven 6 Final Evolution in Japan and Pro Evolution Soccer 2 in Europe, reflecting the popularity of soccer due to the 2002 World Cup Soccer Tournament. In the U.S., we achieved strong sales of Yu-Gi-Oh! titles, including Yu-Gi-Oh! The Eternal Duelist Soul for Game Boy Advance, Yu-Gi-Oh! Forbidden Memories for PlayStation and Yu-Gi-Oh! Dark Duel Stories for Game Boy Color, each of which recorded sales of over one million copies, reflecting a synergy effect of the popularity of the Yu-Gi-Oh! cartoon on television and the Yu-Gi-Oh! Trading Card Game. As a result, the operating margin for the Computer & Video Games segment, including intersegment revenues, for fiscal 2003 was 16.0%.

Sales of video game software are significantly affected by sales volumes of video game consoles. The potential market for a software product designed for a particular video game system is determined by the total number of such video game consoles purchased by consumers, a number which is sometimes referred to as the “installed base” of such video game consoles. When new hardware systems are introduced, we often experience a temporary decline in net sales attributable to video game software until we are able to produce one or more hit products that utilize the increased capabilities of the new hardware.

The home video game industry is characterized by rapid technological changes, which have resulted in successive introductions of increasingly advanced game consoles. As a result of the rapid technological shifts, no single game console has achieved long-term dominance in the home video game and computer games market, although Nintendo has continued as a major publisher and game console manufacturer since the introduction of the Nintendo Entertainment System during the Christmas season of 1983 and Sony has been a major publisher and game console manufacturer since the introduction of PlayStation in 1994. These rapid shifts in video game hardware technology force us to continually anticipate game console cycles, time our product pipeline so that we do not publish games for hardware that is no longer popular, and develop software programming tools necessary for emerging hardware systems. The home video game and computer games industry began to shift systems with the introduction of Sega’s Dreamcast in 1999, and the introduction of Sony’s 128-bit console, PlayStation2, in the spring of 2000. By March 2001, Sega had exited the hardware manufacturing market, and in September 2001, Nintendo introduced its next-generation game console, GameCube, and Microsoft introduced its first game console, Xbox. The rapid technological advances in game consoles have significantly changed the software development process. The process of developing software for the new 128-bit consoles is extremely complex and we expect the process to become even more complex and expensive with the advent of more powerful future game consoles. According to our estimates, it currently takes between 6 and 24 months to develop a new title and the average development cost per title is generally between ¥100 million and ¥700 million.

Expenses.    A majority of our software titles are developed by our development subsidiaries. Costs and expenses that we incur in the development of new video game software titles are expensed as research and development fees until such games reach technological feasibility, at which point we begin to capitalize the expenses. We expense capitalized costs to cost of revenues upon commercial release of the resulting game, as the commercial life of our consumer software is of short duration.

Our cost of revenues for video game software also includes the costs of licenses from contents licensors. While some of our contents licenses include prepaid or guaranteed royalties, most of the royalties we pay are on a sales basis. We amortize the cost of prepaid royalties over the expected life of the associated products. We evaluate the future recoverability of any prepaid royalties and capitalized software costs on a regular basis based on actual title performance. We expense as part of product development costs those capitalized costs that we deem unrecoverable.

Exercise Entertainment

Net Revenues.    We believe that we are the largest fitness club operator in Japan based on the Leisure Paper issued by Institute for Free Time Design. We also design, manufacture and sell fitness-related games and exercise machines. As of March 31, 2003, we operated 238 club facilities that collectively served approximately 850,000 members. Our Exercise Entertainment segment had ¥78,525 million in net revenues, including intersegment revenues, in fiscal 2003.

The majority of our Exercise Entertainment revenues come from membership fees. Our membership fee structure generally includes virtually no initial membership fee. We do not have financing plans for new members. A lack of financing plans and the fact that almost all of our members pay their monthly dues by credit card mean that we have a comparatively low risk of losses from uncollectible receivables.

Our fitness clubs also collect additional revenues from ancillary sales and services, sales of consumables including meals in our in-club restaurants and nutritional products in our in-club stores, and fees for services such as jazzercise and other fitness classes, massage, fitness counseling, diet programs and personal trainers.

Although we have not achieved the expected growth due to unfavorable market conditions, we expect to continue to increase revenues through club and membership growth. We currently serve many, but not all, of the major cities in Japan. We plan to extend our reach into new geographic markets until we cover all of Japan. We believe that we are well positioned, being twice as large as the second largest operator according to the Leisure Paper, to identify opportunities to selectively acquire existing operators and facilities at attractive prices due to our dominant position in a fragmented market. During fiscal 2003, we increased the aggregate number of fitness clubs we directly operate by 11 clubs and the aggregate number of fitness clubs under our franchise by 8 clubs. Also, as a result of our acquisition of all the shares of Konami Athletic Inc. as of March 24, 2003, we added 5 directly-managed fitness clubs. We also worked to improve customer satisfaction by moving five existing club facilities to better facilities in the same neighborhood by creating new facilities or acquiring facilities that had been operated by other companies.

We introduced a new “Undo-Jyuku” brand on October 1, 2002 after integrating our Freizeit and Sele clubs into the Eg-zas brand, thereby strengthening brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Finally, we launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information.

Our Exercise Entertainment segment sells fitness-oriented games to consumers and entertainment-oriented exercise machines to health and fitness facilities. We derive revenues from the distribution of equipment manufactured by other parties and from the production and distribution of our own equipment. We intend to increase the percentage of our exercise game and equipment sales derived from our own products. As of March 31, 2003, we have developed 4 exercise entertainment machines under EZ series brand and these machines are now introduced in our Konami Sports fitness clubs. We also have several new machines in various stages of the development pipeline.

In fiscal 2003, our fitness-related games and exercise machines business released new home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

Expenses.    Operating expenses for our Exercise Entertainment segment include, for our health and fitness club business, leases for facilities, salaries for trainers and other club employees, costs of exercise machines and other equipment, utilities charges, marketing expenses, costs for maintaining the facilities and depreciation. Upon opening a new fitness club, we often experience an initial period of club operating losses for the first twelve months, but this period can vary substantially depending on the individual club. Initial membership levels tend not to generate sufficient revenue for the club to generate positive earnings in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. However, because most of our expenses are fixed, operating margins tend to improve with respect to each club as membership increases. Expenses for our fitness-related games and exercise machines business are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses.

In fiscal 2003, we had substantial additional operating expenses in our Exercise Entertainment segment because we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Under U.S. GAAP, impairment loss is treated as an operating expense. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to identifiable intangible assets such as trademarks and franchise contracts. These impairment losses were attributed to the fact that the growth of this segment did not meet our expectations as a result of negative trends in general economic conditions in Japan.

Toy & Hobby

Net Revenues.    In fiscal 2003, net revenues from the Toy & Hobby segment, including intersegment revenues, were ¥45,948 million, accounting for 18.1% of consolidated net revenues. This was derived primarily from robust sales of our popular Yu-Gi-Oh! card game series and firm sales of our new MICROiR series, small and high-tech toys using infra-red remote control. The operating margin for the Toy & Hobby segment, including intersegment revenues, for fiscal 2003 was 36.2%.

The Toy & Hobby segment generates revenues principally from the sales of card games. Net revenues for the Toy & Hobby segment are affected principally by our ability to identify and acquire the rights to popular comic book and television characters and apply them to creative games, as well as the population of children, timing of product introductions, competition within the market, product life cycles and general economic trends.

The card game industry in Japan has been declining since fiscal 2000 when total retail sales peaked at approximately ¥120 billion, and dropped to ¥60 billion in fiscal 2003 according to The Japan Toy Association. The aggregate market size reflects the dominance of our Yu-Gi-Oh! card game for the years in question, with approximately 50% market share, and the shifting interests in toys among the lower elementary school children. We believe that the size of the overall Japanese toy market has also shrunk due to the declining number of children from reduced birth rates, however, expenditures per child has increased which has maintained the market scale in terms of retail sales.

In 2002, we entered into a distribution agreement with a retail partner in the United States, The Upper Deck Company, LLC, which has begun selling our Yu-Gi-Oh! Trading Card Game in the North American card market.

The animated Yu-Gi-Oh! television program in the United States was the most popular cartoon on television among 6-11 years-old boys in May 2003 and sales of the card game reflected the popularity of the television cartoon. We have been globally standardizing the cards aimed for international use.

Expenses.    Our Toy & Hobby segment has been a comparatively high margin segment because the costs of producing some of the goods marketed by the segment are comparatively low. In particular, card games have historically shown a higher margin than other toy products due to their relatively low manufacturing expenses. Costs include raw material costs, manufacturing outsourcing, licensing, research and development and administrative costs. Furthermore, because the Toy & Hobby products are typically based on previously developed intellectual property, research and development costs for the segment are comparatively low.

Amusement

Net Revenues.    In fiscal 2003, net revenues from the Amusement segment, including intersegment revenues, were ¥34,305 million, accounting for 13.5% of consolidated net revenues excluding intersegment revenues. This was derived primarily from sales of popular video arcade games such as MAH-JONG FIGHT CLUB and WORLDCOMBAT and token-operated game machines such as GI-TURFWILD and FORTUNE ORB and sales of LCD screen software for pachinko machines. The operating margin for the Amusement segment, including intersegment revenues, for fiscal 2003 was 21.2%.

The majority of revenues for the Amusement segment are derived from the sales of amusement arcade games and token-operated game machines. Especially, we maintained the favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. Revenues for the Amusement segment are affected by market acceptance, introduction of hit titles and general economic trends. We have found that we are able to elongate the life-cycle of our arcade games and increase our Amusement segment margins by creating new software packages for our existing arcade games in addition to creating new games.

We derive sustained revenues from our token-operated machines in Japan. We believe that we are one of the leading companies in the Japanese token-operated game machine industry with revenues of ¥7.4 billion in fiscal 2003.

The arcade operations industry in Japan has been consolidating, with the number of amusement arcades declining and the average size of each arcade increasing. Arcade game sales have been declining since the appearance of advanced interactive entertainment products such as sophisticated video game consoles and mobile phones which offered competing entertainment options. It is now possible to play on a mobile phone games that one could only play in an amusement arcade about twenty years ago.

The Amusement segment also generates revenues from the sale of software for LCD units in pachinko games machines. Revenues from pachinko LCDs are affected by the maturation of the market, consumer preference, regulatory standards, supply-demand balance of liquid crystal display units, competition within the market, product life cycles and general economic trends. In recognition that all software have a finite life-cycle, pachinko parlors systematically replace legacy software experiencing declining pay levels with new software incorporating enhanced entertainment value and improved player appeal generally every two months to one year. We recorded a decline in sales of LCD units in fiscal 2003, due primarily to our inability to introduce new products matching changing customers’ needs in a timely manner.

Also, the pachinko machine market has shown a slight decline due to the overall effects of recession in the past several years. The pachinko industry still remains highly regulated which restricts rapid development of our operations. All pachinko manufacturers in Japan are required to get approval from The Security Electronics and Communication Technology Association, supervised by National Police Agency, in order to engage in sales activities. The manufacturers of pachinko machines must also register with The Japan Crime Prevention Association. Licensing requirements can delay the development and release of new pachinko machine products. Changes in rules or regulations governing pachinko machines may adversely affect our sales of software for LCD units.

Expenses.    Expenses for our Amusement segment are largely related to cost of parts and raw materials, particularly with respect to pachinko LCDs, LCDs, which are sometimes scarce and priced accordingly, manufacturing costs and research and development expenses. We are currently working on improving margins in our Amusement segment through the introduction of less expensive Internet-linked amusement arcade games “e-AMUSEMENT” and other measures to decrease production costs.

Gaming

Net Revenues.    In fiscal 2003, net revenues from the Gaming segment, including intersegment revenues, were ¥8,215 million, accounting for 3.2% of consolidated net revenues excluding intersegment revenues. This was derived primarily from sales of 6,100 casino gaming machines in Australia through Konami Australia Pty Ltd, which had licenses for sales and manufacturing of gaming machines in all Australian states. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have made substantial in-roads and believe we are one of the largest sellers of gaming machines in the Australian market.

In the United States, the largest casino gaming machines market in the world, we currently hold licenses to manufacture and sell casino gaming machines in 19 states and to 82 tribes. We participated in the world’s largest gaming show held in Las Vegas in September 2002 with 26 titles of our products, thereby showing that we improved our line-up of gaming machines both in quantity and quality. As a result, Konami Gaming, Inc., our U.S. subsidiary for casino gaming machines, increased its sales to 2,200 machines in fiscal 2003 from 1,100 machines in fiscal 2002.

The main revenue source for the Gaming segment is the sale of video slot machines and software contents in Australia and the United States. Revenues for the Gaming segment are affected by the timing of product introductions, timing of regulatory approvals in various markets, ability to penetrate into foreign casino markets, number of casino players, competition within the market, normal product life cycles and general economic trends.

Our sales of casino gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 110 countries and the number of countries authorizing casinos has been increasing each year according to Tokyo Metropolitan Government, Bureau of Industrial and Labor Affairs. We believe that the world-wide sales (including leasing and others) of casino gaming machines for the year 2004 will be over ¥300 billion and the market will grow continuously. In Australia, the second largest market for casino gaming machines, sales have been increasing moderately due to limits on the number of gaming machines in major states. On the other hand, in the United States, the largest market for casino gaming machines, continuous and stable growth of the market is expected due to an increase in demand for switching to newly introduced gaming machines corresponding to the new cashless system. We believe that we have a competitive advantage in gaming machines market, especially in Australia where video slot games using game software are popular, as gaming machines are becoming more high-tech, with increased entertainment and game value.

Expenses.    Expenses in our Gaming segment are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses. In recent years, we have attempted to decrease our cost of revenues for our Gaming segment by acquiring parts and producing our machines sold abroad in the markets in which they are sold, thereby reducing shipping costs and foreign exchange risks.

Results of Operations

The table below shows selected items from our consolidated statements of income for the periods indicated:

	Millions of Yen		Millions of Yen	Thousands of U.S. Dollars
	2001	2002	2003	2003
NET REVENUES:
Product sales revenue	¥167,001	¥165,154	¥178,766	$1,487,238
Service revenue	4,480	60,426	74,891	623,053

Total net revenues	171,481	225,580	253,657	2,110,291

COSTS AND EXPENSES:
Costs of products sold	99,016	104,192	112,364	934,809
Costs of services rendered	4,052	50,459	62,515	520,091
Impairment charge for goodwill and other intangible assets	—	—	47,599	395,998
Selling, general and administrative	30,502	52,842	53,049	441,340

Total costs and expenses	133,570	207,493	275,527	2,292,238

Operating income (loss)	37,911	18,087	(21,870)	(181,947)

OTHER INCOME (EXPENSES):
Interest income	468	244	373	3,103
Interest expense	(1,266)	(767)	(938)	(7,804)
Gain on sale of subsidiary shares	3,948	4,655	904	7,521
Other, net	(226)	459	(565)	(4,700)

Other income (expenses), net	2,924	4,591	(226)	(1,880)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	40,835	22,678	(22,096)	(183,827)
INCOME TAXES:
Current	20,902	17,276	14,912	124,060
Deferred	(1,699)	(5,609)	(8,726)	(72,596)

Total	19,203	11,667	6,186	51,464
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	21,632	11,011	(28,282)	(235,291)
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	420	364	(1,051)	(8,744)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	356	755	(1,288)	(10,716)

NET INCOME (LOSS)	¥21,568	¥11,402	¥(28,519)	$(237,263)

Comparison of Fiscal 2003 with Fiscal 2002

Net Revenues

Net revenues increased ¥28,077 million, or 12.4%, to ¥253,657 million in fiscal 2003 from ¥225,580 million in fiscal 2002 due primarily to robust sales of our Yu-Gi-Oh! Trading Card Game in the U.S. and the addition of a full year of revenues from a subsidiary that operates fitness club businesses, Konami Olympic Sports Club, which was acquired in February 2002, and subsequently merged into Konami Sports Corporation in October 2002.

Cost of Revenues

Cost of revenues increased ¥20,228 million, or 13.1%, to ¥174,879 million in fiscal 2003 from ¥154,651 million in fiscal 2002, mirroring the rise in sales, and the inclusion of a full year of cost of revenues from Konami Olympic Sports Club.

Impairment Charge for Goodwill and Other Intangible Assets

An impairment charge of ¥47,599 million for goodwill and other intangible assets was recorded in fiscal 2003 as a result of a significant decline in the value of goodwill and other intangible assets relating to our health and fitness club business. These impairment losses were attributed to the fact that the growth of this business did not meet our expectations as a result of negative trends in general economic conditions in Japan.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥207 million, or 0.4%, to ¥53,049 million in fiscal 2003 from ¥52,842 million in fiscal 2002. The increase in expenses was due primarily to the inclusion of a full year of such expenses incurred by the health and fitness club business of Konami Olympic Sports Club and a ¥3,311 million increase in advertising expenses. However, the increase in such expenses was mostly offset by a ¥3,948 million decrease in bad debt expense and a ¥3,532 million decrease in amortization of goodwill and identifiable intangible assets due to the adoption of SFAS No. 142, which ended the amortization of goodwill and indefinite lived intangible assets.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) decreased ¥39,957 million to ¥(21,870) million in fiscal 2003 from ¥18,087 million in fiscal 2002. As a percentage of net revenues, operating income decreased 16.6% to (8.6)% in fiscal 2003 from 8.0% in fiscal 2002.

Other Income (Expenses), net

Other income (expenses), net decreased ¥4,817 million to ¥(226) million in fiscal 2003 from ¥4,591 million in fiscal 2002 due primarily to a ¥3,751 million decrease in gains on the sale of subsidiary shares. The decrease in gains resulted from the fact that we had a ¥3,526 million gain in connection with an initial public offering by Konami Computer Entertainment Japan, Inc. and a ¥1,129 million gain in connection with the sale of shares of Konami Computer Entertainment Tokyo, Inc. in the market during fiscal 2002, while we did not sell any shares of any of our public subsidiaries during fiscal 2003.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated

Companies

As a result of the foregoing, our income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased ¥44,774 million to ¥(22,096) million in fiscal 2003 from ¥22,678 million in fiscal 2002.

Income Taxes

Income taxes decreased by ¥5,481 million, or 47.0%, to ¥6,186 million in fiscal 2003 from ¥11,667 million in fiscal 2002. This decrease in income taxes was primarily due to a decrease in the effective income tax rate. The effective tax rate decreased by 79.5% to (28.0%) in fiscal 2003 from 51.5% in fiscal 2002. This 79.5% decrease in the effective tax rate was attributable to the recognition of an impairment charge for goodwill, which provides no tax benefit. As a result, the effective tax rate was significantly different from the statutory tax rate of 42.0%.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries decreased ¥1,415 million to ¥(1,051) million in fiscal 2003 from ¥364 million in fiscal 2002 due primarily to a ¥2,632 million minority interest in the impairment charge related to goodwill and identifiable intangible assets incurred by Konami Sports Corporation, which more than offset an overall increase in income of consolidated subsidiaries.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies decreased ¥2,043 million to ¥(1,288) million in fiscal 2003 from ¥755 million in fiscal 2002 due primarily to a ¥2,438 million other-than-temporary decline in the value of our investment in Hudson Soft Co., Ltd.

Net Income (Loss)

As a result of the foregoing, our net income (loss) decreased ¥39,921 million to ¥(28,519) million in fiscal 2003 from ¥11,402 million in fiscal 2002.

Comparison of Fiscal 2002 with Fiscal 2001

Net Revenues

Net revenues increased ¥54,099 million, or 31.5%, to ¥225,580 million in fiscal 2002 from ¥171,481 million in fiscal 2001 due primarily to robust sales of action and sports related video game software and the addition of a full year of revenues from our new fitness club business.

Cost of Revenues

Cost of revenues increased ¥51,583 million, or 50.0%, to ¥154,651 million in fiscal 2002 from ¥103,068 million in fiscal 2001, mirroring the rise in sales, and the inclusion of a full year of cost of revenues from our new health and fitness club business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥22,340 million, or 73.2%, to ¥52,842 million in fiscal 2002 from ¥30,502 million in fiscal 2001 due primarily to a write-off of lease deposits amounting to ¥4,137 million owed to us by a fitness club facility lessor that entered corporate reorganization proceedings in fiscal 2002, a ¥5,732 million increase in amortization of goodwill and identifiable intangible assets, ¥5,556 million of which was associated with the acquisition of Konami Sports Corporation, and a ¥4,995 million increase in directors’ compensation and employees’ salaries.

Operating Income (Loss)

As a result of the foregoing, our operating income decreased ¥19,824 million, or 52.3%, to ¥18,087 million in fiscal 2002 from ¥37,911 million in fiscal 2001. As a percentage of net revenues, operating income decreased 14.1% to 8.0% in fiscal 2002 from 22.1% in fiscal 2001.

Other Income (Expenses), net

Other income (expenses), net increased ¥1,667 million, or 57.0%, to ¥4,591 million in fiscal 2002 from ¥2,924 million in fiscal 2001 due primarily to gains on the sale of subsidiary shares which increased by ¥707 million. We had a ¥3,526 million gain in connection with an initial public offering by Konami Computer

Entertainment Japan, Inc. during fiscal 2002 as compared to a gain of ¥3,948 million in connection with an initial public offering of Konami Computer Entertainment Tokyo, Inc. in fiscal 2001. Interest expense decreased by ¥499 million during fiscal 2002 reflecting repayment of long-term debt.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated

Companies

As a result of the foregoing, our income before income taxes and minority interest decreased ¥18,157 million, or 44.5%, to ¥22,678 million in fiscal 2002 from ¥40,835 million in fiscal 2001.

Income Taxes

In spite of an increase in our effective income tax rate from 47.0% to 51.5% resulting primarily from non-deductible amortization of goodwill, income taxes decreased ¥7,536 million, or 39.2%, to ¥11,667 million in fiscal 2002 from ¥19,203 million in fiscal 2001 due primarily to the 52.3% decrease in operating income.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income of consolidated subsidiaries decreased ¥56 million, or 13.3%, to ¥364 million in fiscal 2002 from ¥420 million in fiscal 2001 due primarily to a write-off of lease deposits by Konami Sports Corporation discussed in Selling, General and Administrative Expenses above, which more than offset an overall increase in income of consolidated subsidiaries.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income of affiliated companies increased ¥399 million, or 112.1%, to ¥755 million in fiscal 2002 from ¥356 million in fiscal 2001. Our share of the improved net income of Takara Co., Ltd. accounted for ¥442 million of this increase.

Net Income (Loss)

As a result of the foregoing, our net income decreased ¥10,166 million, or 47.1%, to ¥11,402 million in fiscal 2002 from ¥21,568 million in fiscal 2001.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, or SFAS 131, we have five reportable operating segments for which separate financial information is available and reported in our consolidated financial statements. Our chief operating decision maker regularly evaluates this data in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. As required by SFAS No. 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management, derived from our U.S. GAAP financial statements in fiscal 2003. Such reports were previously prepared based on Japanese GAAP and accordingly, results for fiscal 2001 and fiscal 2002 have been restated to be based on U.S. GAAP.

During fiscal 2003, we renamed each of our business segments in order to clarify the operations of each segment. Former “Consumer Software” became “Computer & Video Games”, former “Health and Fitness” became “Exercise Entertainment”, former “Character Products” became “Toy & Hobby”, former “Amusement Content” became “Amusement” and former “Gaming Content” became “Gaming”.

In May 2002, Konami sold its amusement facility operation business, which was a part of the Other segment, to a third-party purchaser.

In the fourth quarter of fiscal 2003, Konami transferred its fitness-related games and exercise machines equipment business from the Amusement segment to the Exercise Entertainment segment and its token-operated game machine business from the Gaming segment to the Amusement segment. In accordance with these changes, results for fiscal 2001 and fiscal 2002 have been reclassified to conform to the presentation for fiscal 2003.

The following tables present net revenues, both including and excluding intersegment revenues, operating expenses and operating income (loss) for fiscal 2001, 2002 and 2003, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, including intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2001	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥59,176	¥4,732	¥60,526	¥39,880	¥425	¥6,742	¥171,481	—	¥171,481
Intersegment	1,711	452	64	621	—	2,135	4,983	¥(4,983)	—

Total	60,887	5,184	60,590	40,501	425	8,877	176,464	(4,983)	171,481
Operating expenses	53,774	5,424	30,230	30,475	3,163	8,896	131,962	1,608	133,570

Operating income (loss)	¥7,113	¥(240)	¥30,360	¥10,026	¥(2,738)	¥(19)	¥44,502	¥(6,591)	¥37,911

Year Ended March 31, 2002	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥88,762	¥65,619	¥25,213	¥36,649	¥3,063	¥6,274	¥225,580	—	¥225,580
Intersegment	1,367	31	388	1,269	—	2,623	5,678	¥(5,678)	—

Total	90,129	65,650	25,601	37,918	3,063	8,897	231,258	(5,678)	225,580
Operating expenses	71,777	70,273	18,400	29,318	5,789	9,241	204,798	2,695	207,493

Operating income (loss)	¥18,352	¥(4,623)	¥7,201	¥8,600	¥(2,726)	¥(344)	¥26,460	¥(8,373)	¥18,087

Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657	—	¥253,657
Intersegment	1,585	88	61	1,200	—	3,398	6,332	¥(6,332)	—

Total	87,476	78,525	45,948	34,305	8,215	5,520	259,989	(6,332)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	6,330	272,494	3,033	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(810)	¥(12,505)	¥(9,365)	¥(21,870)

Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$714,567	$652,554	$381,755	$275,417	$68,344	$17,654	$2,110,291	—	$2,110,291
Intersegment	13,186	732	508	9,983	—	28,270	52,679	$(52,679)	—

Total	727,753	653,286	382,263	285,400	68,344	45,924	2,162,970	(52,679)	2,110,291
Operating expenses	611,389	1,064,368	243,918	224,917	69,750	52,663	2,267,005	25,233	2,292,238

Operating income (loss)	$116,364	$(411,082)	$138,345	$60,483	$(1,406)	$(6,739)	$(104,035)	$(77,912)	$(181,947)

Comparison of Fiscal 2003 with Fiscal 2002

Computer & Video Games

Net revenues of our Computer & Video Games segment decreased ¥2,653 million, or 2.9%, to ¥87,476 million in fiscal 2003 from ¥90,129 million in fiscal 2002, despite a record year in terms of units sold. This decrease was due primarily to a shift in our product mix from products with higher unit prices such as the Metal Gear Solid 2, Sons of Liberty game for PlayStation 2, which recorded sales of more than five million copies worldwide in fiscal 2002, to products with lower unit prices and an increase in unit sales to North America, which generated less revenues than a similar increase in unit sales in Japan would have, due to different market conditions. World Soccer Winning Eleven 6 Final Evolution and Pro Evolution Soccer 2 for PlayStation 2 each recorded over one million sales in Japan and in Europe, respectively, reflecting worldwide popularity of soccer due to the 2002 World Cup Soccer Tournament. Also the Yu-Gi-Oh! titles including Yu-Gi-Oh! The Eternal Duelist Soul for Game Boy Advance, Yu-Gi-Oh! Forbidden Memories for PlayStation and Yu-Gi-Oh! Dark Duel Stories for Game Boy Color, recorded total sales of 4.6 million copies in the U.S. As a result, we recorded an increase in sales to 23.7 million copies in fiscal 2003, including 21.0 million copies of our titles and 2.7 million copies of titles from other third party companies, from 22.8 million copies in fiscal 2002, including 20.3 million copies of our titles and 2.5 million copies of titles from other third party companies.

Operating expenses increased ¥1,712 million, or 2.4%, to ¥73,489 million in fiscal 2003 from ¥71,777 million in fiscal 2002. Such increase includes a ¥269 million decrease in cost of revenues and a ¥1,981 increase in selling, general and administrative costs including advertisement costs relating to the Yu-Gi-Oh! titles.

Operating income decreased ¥4,365 million, or 23.8%, to ¥13,987 million in fiscal 2003 from ¥18,352 million in fiscal 2002, reflecting the fact that revenues decreased while costs increased.

Exercise Entertainment

Net revenues of our Exercise Entertainment segment increased ¥12,875 million, or 19.6%, to ¥78,525 million in fiscal 2003 from ¥65,650 million in fiscal 2002. This increase was due primarily to the expansion of our network of fitness clubs by acquiring our competitors, the opening of 16 new fitness clubs and entering into new franchise relationships, and the addition of a full year of revenues from Konami Olympic Sports Club Corporation, which was acquired in February 2002 and subsequently merged into Konami Sports Corporation in October 2002. In addition, we added five new directly-managed club facilities by the acquisition of all of the outstanding shares of Konami Athletics Inc. in March 2003.

Operating expenses increased ¥57,664 million, or 82%, to ¥127,937 million in fiscal 2003 from ¥70,273 million in fiscal 2002 due primarily to a charge taken in connection with the impairment of goodwill and other intangible assets relating to this segment of ¥47,599 million, the inclusion of a full year of operating expenses incurred by Konami Olympic Sports Club Corporation and costs of opening 16 new fitness clubs.

Operating loss increased ¥44,789 million to ¥49,412 million in fiscal 2003 from ¥4,623 million in fiscal 2002, reflecting the impairment of goodwill and other intangible assets.

Toy & Hobby

Net revenues of our Toy & Hobby segment increased ¥20,347 million, or 79.5%, to ¥45,948 million in fiscal 2003 from ¥25,601 million in fiscal 2002. This increase was due primarily to an increase in sales of the Yu-Gi-Oh! Trading Card Game series in the U.S. to approximately ¥24,000 million in fiscal 2003 from approximately ¥300 million in fiscal 2002. Since its release in the U.S. in March 2002, sales of the Yu-Gi-Oh! Trading Card Game series grew dramatically from summer vacation until the Christmas season, reflecting the popularity of the Yu-Gi-Oh! childrens cartoon on television and the Yu-Gi-Oh! video game series. A new series of the Yu-Gi-Oh! card game also maintained high levels of sales in Japan and other Asian countries of approximately ¥13,500 million. As a result, worldwide total sales of Yu-Gi-Oh! card games were approximately ¥38,000 million in fiscal 2003, increased from approximately ¥19,200 million in fiscal 2002. We also recorded stable sales in MICROiR series products.

Operating expenses increased ¥10,919 million, or 59.3%, to ¥29,319 million in fiscal 2003 from ¥18,400 million in fiscal 2002. The increase consists primarily of an increase in cost of revenues of ¥9,124 million due mainly to an increase in cost of revenues for the Yu-Gi-Oh! card games and an increase in selling, general and administrative costs due mainly to an increase in advertisement costs for TV commercials in the United States.

Operating income increased ¥9,428 million, or 130.9%, to ¥16,629 million in fiscal 2003 from ¥7,201 million in fiscal 2002, reflecting the fact that revenues increased more than costs.

Amusement

Net revenues of our Amusement segment decreased ¥3,613 million, or 9.5%, to ¥34,305 million in fiscal 2003 from ¥37,918 million in fiscal 2002. This decrease was due primarily to the decline in sales of pachinko LCD units to approximately ¥7,200 million in fiscal 2003 from approximately ¥15,400 million in fiscal 2002, resulting from our inability to introduce new products meeting rapidly changing market needs in a timely manner. On the other hand, sales of amusement arcade game products increased to approximately ¥17,900 million in fiscal 2003 from approximately ¥11,800 million in fiscal 2002, reflecting the favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series and the expansion of the line-up of simulation games that can be played by more than one person such as WORLDCOMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITARFREAKS and drummania. Token-operated products also contributed approximately ¥7,400 million to revenues for fiscal 2003. Token-operated game sales were led by the continuously popular GI-WINNING SIRE and GI-TURFWILD, the latest large-scale token-operated horse racing games in the GI series, which have a realistic “right there in he midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine popular for its entertaining stage effects and OVALARENA, a new large-scale token-operated bingo game machine with a player match-up function.

Operating expenses decreased ¥2,283 million, or 7.8%, to ¥27,035 million in fiscal 2003 from ¥29,318 million in fiscal 2002 due primarily to the decrease in cost of revenues and selling, general and administrative expenses accompanying the decrease in revenues.

Operating income decreased ¥1,330 million, or 15.5%, to ¥7,270 million in fiscal 2003 from ¥8,600 million in fiscal 2002, reflecting the fact that revenue decreased more quickly than costs.

Gaming

Net revenues of our Gaming segment increased ¥5,152 million, or 168.2%, to ¥8,215 million in fiscal 2003 from ¥3,063 million in fiscal 2002. This increase was due primarily to an increase in revenues from sales of casino gaming machines by our Australian subsidiary, Konami Australia Pty Ltd., to 6,100 machines in fiscal 2003 from 1,700 machines in fiscal 2002, reflecting both growth in sales by Konami Australia Pty Ltd. and an additional six months of revenues from Konami Australia Pty Ltd. in fiscal 2003, since it was acquired in October 2001. Revenue growth also reflects an increase in sales of casino gaming machines through our U.S. subsidiary, Konami Gaming, Inc., to 2,200 machines in fiscal 2003 from 1,100 machines in fiscal 2002.

Operating expenses increased ¥2,595 million, or 44.8%, to ¥8,384 million in fiscal 2003 from ¥5,789 million in fiscal 2002 due primarily to an increase in revenues and the fact that we recognized only 6 months of operating expenses of Konami Australia Pty Ltd. in fiscal 2002.

Operating loss decreased ¥2,557 million to ¥169 million in fiscal 2003 from ¥2,726 million in fiscal 2002, reflecting that revenues increased more than costs.

Other

Net revenues of our Other segment decreased ¥3,377 million, or 38.0%, to ¥5,520 million in fiscal 2003 from ¥8,897 million in fiscal 2002. This decrease was due primarily to the sale of our amusement arcade operation business to AmLead Co., Ltd. as of May 13, 2002. After the sale of our amusement arcade operation business, the segment includes real estate management services for our group companies and delivery and maintenance services that we provide with respect to products of our Amusement segment.

Operating expenses decreased ¥2,911 million, or 31.5%, to ¥6,330 million in fiscal 2003 from ¥9,241 million in fiscal 2002 due primarily to the sale of our amusement arcade operation business.

Operating loss increased ¥466 million, or 135.5%, to ¥810 million in fiscal 2003 from ¥344 million in fiscal 2002, reflecting the fact that revenues decreased more than costs.

Comparison of Fiscal 2002 with Fiscal 2001

Computer & Video Games

Net revenues of our Computer & Video Games segment increased ¥29,242 million, or 48.0%, to ¥90,129 million in fiscal 2002 from ¥60,887 million in fiscal 2001. This increase was due primarily to an increase of approximately ¥28,600 million in sales of video game software including hit titles such as Metal Gear Solid 2: Sons of Liberty of which five million units were shipped worldwide, Silent Hill 2 and World Soccer Winning Eleven 5 Final Evolution for the PlayStation2 and Yu-Gi-Oh! Duelmonsters 5 Expert 1 for Game Boy Advance. The active global hardware systems market contributed to this increase as the release of Nintendo GameCube and Microsoft Xbox together with the rapid increase in sales of PlayStation2 stimulated the software market. Revenues from other products and services such as tuition fees for the Konami School increased by approximately ¥1,100 million.

Operating expenses increased ¥18,003 million, or 33.5%, to ¥71,777 million in fiscal 2002 from ¥53,774 million in fiscal 2001. The majority of this increase in operating expenses, or ¥15,383 million, was due to cost of revenues and the remaining ¥2,620 million increase was due to a rise in selling, general and administrative expenses, both of which rose in line with the increase in revenues.

Operating income increased ¥11,239 million, or 158.0%, to ¥18,352 million in fiscal 2002 from ¥7,113 million in fiscal 2001, reflecting the fact that revenues grew more quickly than expenses.

Exercise Entertainment

Net revenues of our Exercise Entertainment segment increased ¥60,466 million to ¥65,650 million in fiscal 2002 from ¥5,184 million in fiscal 2001. This increase was due primarily to the fact that only one full month of revenues of Konami Sports Corporation, which we acquired in February 2001, was recorded for the segment in fiscal 2001 and the segment experienced substantial growth in fiscal 2002 through the acquisition of various competitors. The addition of revenues from Konami Sports Corporation was responsible for approximately ¥53,300 million of this increase in revenues in fiscal 2002.

Operating expenses increased ¥64,849 million to ¥70,273 million in fiscal 2002 from ¥5,424 million in fiscal 2001. Cost of revenues increased by ¥51,040 million and selling general and administrative expenses increased by ¥13,809 million due mainly to the addition of Konami Sports Corporation to our consolidated results and a write-off of lease deposits amounting to ¥4,137 million owed to us by a fitness club facility lessor that entered corporate reorganization proceedings in fiscal 2002.

Operating loss increased ¥4,383 million to ¥4,623 million in fiscal 2002 from ¥240 million in fiscal 2001 due primarily to the addition of Konami Sports Corporation to our consolidated results.

Toy & Hobby

Net revenues of our Toy & Hobby segment decreased ¥34,989 million, or 57.7%, to ¥25,601 million in fiscal 2002 from ¥60,590 million in fiscal 2001. This decrease was due primarily to a decline of approximately ¥34,600 million in sales of card games such as the Yu-Gi-Oh! card game from its peak during fiscal 2001. However, the series still generated approximately ¥20,400 million in sales during fiscal 2002. Sales of other Toy & Hobby products decreased by approximately ¥700 million on a net basis although we experienced an increase in sales of our new DigiQ remote controlled cars which were sold through Takara Co., Ltd.

Operating expenses decreased ¥11,830 million, or 39.1%, to ¥18,400 million in fiscal 2002 from ¥30,230 million in fiscal 2001. Almost all of this decline in operating expenses, or ¥11,789 million, was due to decreased cost of revenues in line with the decline in revenues.

Operating income decreased ¥23,159 million, or 76.3%, to ¥7,201 million in fiscal 2002 from ¥30,360 million in fiscal 2001, reflecting the fact that revenues decreased more than costs.

Amusement

Net revenues of our Amusement segment decreased ¥2,583 million, or 6.4%, to ¥37,918 million in fiscal 2002 from ¥40,501 million in fiscal 2001. This decrease was due primarily to a decline in the sales of our music-related amusement arcade games such as Dance Dance Revolution and GUITARFREAKS, which experienced very high sales in previous fiscal years. The decrease was offset in part by the sales of new amusement arcade games such as Celebrity Studio, an automatic photo machine and HieHie Penta, the first prize-awarding machine to provide frozen prizes. Overall, while revenues from amusement arcade games declined by approximately ¥6,100 million to ¥11,000 million, revenues from pachinko LCD units increased by approximately ¥700 million to approximately ¥15,400 million.

Operating expenses decreased ¥1,157 million, or 3.8%, to ¥29,318 million in fiscal 2002 from ¥30,475 million in fiscal 2001, reflecting the decrease in revenues.

Operating income decreased ¥1,426 million, or 14.2%, to ¥8,600 million in fiscal 2002 from ¥10,026 million in fiscal 2001, reflecting the fact that revenues decreased more than costs.

Gaming

Net revenues of our Gaming segment increased ¥2,638 million to ¥3,063 million in fiscal 2002 from ¥425 million in fiscal 2001 due primarily to the acquisition of Konami Australia Pty. Ltd., our Australian sales agent and producer of gaming machines, which became a consolidated subsidiary in October 2001.

Operating expenses increased ¥2,626 million, or 83.0%, to ¥5,789 million in fiscal 2002 from ¥3,163 million in fiscal 2001. This increase was due primarily to increased sales and the addition of Konami Australia Pty. Ltd. to our consolidated results. The consolidation resulted in a ¥654 million increase in cost of revenues and a ¥1,972 million increase in selling, general and administrative expenses.

Operating loss decreased ¥12 million, or 0.4%, to ¥2,726 million in fiscal 2002 from ¥2,738 million in fiscal 2001, reflecting the fact that revenues increased more than operating expenses.

Other

Net revenues of our Other segment increased ¥20 million, or 0.2%, to ¥8,897 million in fiscal 2002 from ¥8,877 million in fiscal 2001. This increase was due primarily to an increase in intersegment sales related to real estate management services provided to our subsidiaries, which offset a decrease in revenues of approximately ¥300 million from the operation of amusement arcade centers.

Operating expenses increased ¥345 million, or 3.9%, to ¥9,241 million in fiscal 2002 from ¥8,896 million in fiscal 2001 due to a ¥111 million increase in selling, general and administrative expenses and a ¥234 million increase in cost of revenues.

Operating loss increased ¥325 million to ¥344 million in fiscal 2002 reflecting the fact that operating expenses increased more than revenues.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make assumptions and estimates about expected future cash flows and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. We consider some of our significant accounting policies to be critical to our reported results because they require our management to make complex judgments in making assumptions and estimates about the effects of matters that are inherently uncertain and therefore subject to change. Changes in such assumptions and estimates could have a material effect on the amounts reported in our financial statements. We believe that among our significant accounting policies, the following policies may involve a higher degree of judgment or complexity.

Acquisitions

In the past two fiscal years, we have made a number of business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets—tangible and identifiable intangible assets less liabilities—of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires us to make complex judgments about the allocation of the purchase price to the fair value of the net assets we acquired, and estimated useful lives of such assets.

With respect to intangible assets acquired in the course of our acquisitions, we have estimated the useful lives of various intangible assets based on our internal expertise as well as assistance from independent valuation experts. We determined that our acquired intangible assets related to trademarks, franchise contracts and gaming licenses have an indefinite useful life. Our intangible assets related to membership lists, existing technology and customer relationships are estimated to have useful lives of two to five years.

Valuation of Intangible Assets and Goodwill

As of April 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, we are required to perform an initial impairment test of our indefinite-lived intangible assets and goodwill at the transition and an annual impairment test thereafter. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in the stock price of the acquired entity for a sustained period; and

•	market capitalization of the acquired entity relative to its net book value.

When we determine that the carrying amount of intangible assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the carrying amount of the assets based on their fair value. If the fair value is less than the carrying amount of the assets, we record an impairment loss based on the difference between the carrying amount and the fair value of the assets.

We evaluated the recoverability of goodwill on our books under SFAS No. 142 at its adoption on April 1, 2002 and again in the fourth quarter of fiscal 2003. In both instances, we engaged an independent appraiser to assist us in our determination of the fair values of our reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included: (i) expected future revenue growth rates, profit margins and working capital levels of the reporting units; (ii) a discount rate; and (iii) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on our expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, we primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, we completed our transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on our assessment of the circumstances, considering the independent appraiser’s findings, we concluded that there was no impairment in the carrying value of our goodwill and intangible assets with an indefinite life.

In the fourth quarter of fiscal 2003, however, using the same methodologies and again considering the independent appraiser’s findings, we determined that the fair value of our Exercise Entertainment segment was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the segment, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss for fiscal 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the segment’s failure to meet previous growth expectations as a result of a significant slow-down in the growth rate of the industry in which it operated as well as negative trends in general economic conditions in Japan that accelerated in the later half of fiscal 2003.

If our expectations of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our identifiable intangible assets could change significantly. Such a change could result in additional impairment charges in future periods, which could have a significant impact on our consolidated financial statements.

Software Development

We utilize our internal development teams to develop our software. We account for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”. We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable against future revenues. We expense software development costs incurred prior to technological feasibility to research and development. We evaluate the technological feasibility of our software in development on a product-by-product basis, based on our historical experience, whether the software is closely related to previously marketed software or uses existing technology, and other factors. For products where proven game engine technology exists, technological feasibility may occur early in the development cycle. Our technological feasibility decisions affect the timing of our recognition of the costs associated with developing our products.

Revenue Recognition

We derive revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components; and (ii) membership fee revenue from health and fitness club members.

Our revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For our product sales, it is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For our fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides an advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Our packaged game software and other products are physically delivered to our customers, with standard transfer terms. Also, our game machines and related equipment are physically delivered to our customers as a fully-assembled, ready to be installed unit. Our arrangements generally include acceptance clauses. Acceptance occurs upon the earlier of receipt of a written customer acceptance immediately after delivery or expiration of the acceptance period, which is generally seven days from the delivery date. Accordingly, we recognize revenue from our product sales upon delivery and acceptance. Generally, we do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances we may allow returns or provide price protection, for which we estimate the related allowances based upon our management’s evaluation of our historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires us to defer the membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership. Currently, however, the amount of such initial fees is not significant.

The Price is Fixed or Determinable.

The price our customers pay for our products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Our membership fee for fitness clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our fitness clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance.

Accounting Developments

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. We adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on our results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance relating to the accounting for certain lease modifications and various technical corrections to existing pronouncements that are not substantive in nature. We adopted SFAS No. 145 on April 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which was adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 has not had a material effect on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We did not have a significant item to be disclosed under such requirements in our consolidated financial statements for fiscal 2003.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that variable interest entities will be consolidated or their information will be disclosed information when the Interpretation becomes effective.

In February 2003, the EITF reached a consensus on Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. According to this consensus, the transfer is not viewed as a plan amendment unfavorable to employees. Furthermore, accounting recognition is done upon the actual transfer of the substitutional portion of the benefit obligations and the related plan assets. Additionally, the EITF agreed that the resultant gain from the government subsidy which is the difference between the fair value of the substitutional portion of the obligations transferred, computed based on a market discount rate, and the amount of plan assets required to be transferred which the government is to calculate, would be directly recognized as a gain or loss at settlement. The application of EITF 03-02 is not expected to have any effect on our consolidated financial statements as we do not have such substitutional portion of employee pension fund liabilities subject to this consensus.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Except for certain provisions, SFAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. We are in the process of determining the impact, if any, that the adoption of SFAS No. 149 will have on our results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on our results of operations and financial position.

Capital Expenditures

Our capital expenditures amounted to ¥77,598 million, ¥20,681million and ¥17,919 million during fiscal 2001, 2002 and 2003, respectively. The major portion of our capital expenditures during fiscal 2001 related to the acquisition of intangible assets in the amount of ¥56,759 million recognized in connection with our purchase of Konami Sports Corporation and other subsidiaries. During fiscal 2002, our capital expenditures consisted mainly of purchases and leases of computer and other product development equipment in the amount of ¥9,615 million. During fiscal 2003, our capital expenditures consisted mainly of the acquisition of Konami Super Campus for ¥3,010 million and funds for the opening and repair of fitness clubs in the amount of ¥4,638 million. We expect our capital expenditures for fiscal 2004 to be approximately ¥11,000 million, of which approximately ¥3,000 million will relate to purchases and leases of computer and other product development equipment and ¥2,500 million will relate to the opening and repair of additional fitness clubs.

B.    Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for fitness club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes.

Our principal needs for cash for fiscal 2004 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2001, 2002 and 2003:

	Fiscal year ended March 31,
	2001	2002	2003	2003
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥22,398	¥11,119	¥27,711	$230,541
Net cash used in investing activities	(72,788)	(16,024)	(12,242)	(101,847)
Net cash provided by financing activities	59,261	12,613	(16,443)	(136,797)

	8,871	7,708	(974)	(8,103)
Effect of exchange rate changes on cash and cash equivalents	576	667	466	3,877

Net increase (decrease) in cash and cash equivalents	9,447	8,375	(508)	(4,226)
Cash and cash equivalents at beginning of period	57,366	66,813	75,188	625,524

Cash and cash equivalents at end of period	¥66,813	¥75,188	¥74,680	$621,298

Comparison of Fiscal 2003 with Fiscal 2002

Net cash provided by operating activities increased ¥16,592 million, or 149.2%, to ¥27,711 million in fiscal 2003 from ¥11,119 million in fiscal 2002. During fiscal 2003, increased collection of payments on trade notes and accounts receivable, which had been at a high level at the end of fiscal 2002, contributed to the improvement of cash flows from operating activities by ¥8,510 million. Our operating cash flows were also improved by ¥4,413 million due to the fact that we used less cash to decrease trade notes and accounts payable as compared to fiscal 2002. In addition, there was a decrease in inventories in fiscal 2003, which contributed to the increase in net operating cash flows by ¥4,150 million since there had been an increase in inventories in fiscal 2002.

Net cash used in investing activities decreased ¥3,782 million, or 23.6%, to ¥12,242 million in fiscal 2003 from ¥16,024 million in fiscal 2002. Improvements in investing cash flows were, in part, due to the fact that we did not use cash for investments in affiliated companies during fiscal 2003 while we made such investments amounting to ¥8,115 million during fiscal 2002. A ¥1,790 million increase in proceeds from sales of property and equipment also contributed to the improvement of cash flows from investing activities in fiscal 2003. However, the decrease in cash used for investments was partly offset by a ¥7,262 million increase in capital expenditures, which was due mainly to active acquisition of property and equipment related to the Exercise Entertainment segment.

Net cash used in financing activities amounted to ¥16,443 million for fiscal 2003 while net cash of ¥12,613 million was provided by financing activities during fiscal 2002. This was due primarily to a ¥29,828 million decrease in proceeds from long-term debt. During fiscal 2003, we had ¥14,902 net proceeds from the issuance of bonds while we had ¥44,681 million of such debt issuance proceeds during fiscal 2002.

Comparison of Fiscal 2002 with Fiscal 2001

Net cash provided by operating activities amounted to ¥22,398 million in fiscal 2001 and ¥11,119 million in fiscal 2002. In fiscal 2002, a ¥10,166 million decrease in net income was offset by a ¥10,353 million increase in depreciation and amortization expenses. Net cash provided by operating activities decreased principally due to a ¥12,377 million decrease in trade notes and accounts payable as compared to fiscal 2001, which was caused in large part by bill payments from the previous year being credited on the first day of fiscal 2002 due to a banking holiday.

Cash used in investing activities in recent periods included acquisitions of several subsidiaries and investments in affiliates, as well as investments in property and equipment. There was a decrease in cash used in investing activities to ¥16,024 million in fiscal 2002, from ¥72,788 in fiscal 2001, due primarily to a substantially smaller amount of expenditures on investments and acquisitions in fiscal 2002 as compared to fiscal 2001. In fiscal 2001, we acquired the business that is now Konami Sports Corporation. In fiscal 2002, we made further acquisitions of smaller fitness clubs and investments in strategic partners in the video game software industry such as Hudson Soft Co., Ltd. and Genki Co., Ltd. During fiscal 2002, we also sold outstanding shares of Konami Computer Entertainment Tokyo, Inc. for ¥1,797 million, which resulted in a gain of ¥1,129 million.

Cash provided by financing activities totaled ¥12,613 million in fiscal 2002 as compared to ¥59,261 in fiscal 2001. During fiscal 2001, cash in the amount of ¥6,013 million was provided by the issuance of shares by Konami Computer Entertainment Tokyo, Inc. in its initial public offering. We also received ¥62,824 million from the issuance of our own shares in a global equity offering. During fiscal 2002, we received cash in the amount of ¥7,035 million in the initial public offering of Konami Computer Entertainment Japan, Inc. As a result, net proceeds from the issuance of common stock decreased ¥61,802 million as compared to fiscal 2001, but this was partially offset by a ¥44,509 increase in proceeds from long-term debt issued during fiscal 2002. Cash provided by financing activities in fiscal 2002 was further reduced by repurchases of treasury stock and repayments of long-term debt.

Long and Short-term Debt

Our debt includes both long-term debt and short-term borrowings. Our borrowing requirements have not been seasonal. Short-term borrowings consisted entirely of unsecured bank loans totaling ¥10,948 million as of March 31, 2002 and ¥8,308 million as of March 31, 2003. As of March 31, 2003, the non-current portion of our long-term debt consisted mainly of ¥60,000 million of unsecured bonds described in the following paragraphs. It also included ¥540 million of unsecured loans from banks. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2003, please see the Contractual Obligations table below under “Other Commitments” of this Item 5.B. We are able to borrow from financial institutions at local market-based interest rates, which in our case, is mostly market-based rates in Japan, however, approximately 18% of our total outstanding long-term debt, excluding unsecured bonds, and short term borrowings as of March 31, 2003 was denominated in US dollars and based on the local market-based interest rates of the United States. The interest rates of our long-term debt and short-term borrowings ranged from 0.56% to 2.36% during fiscal 2003. We plan to refinance repayment of our debt and borrowings due in one to three years by a combination of all or some of the following funding sources: available cash reserves; cash provided by our operations; borrowings from banks or other financial institutions; and issuance of debt securities.

During fiscal 2003, our consolidated subsidiary, Konami Sports Corporation, issued unsecured domestic bonds series 1, 2 and 3 due 2006, 2007 and 2008, respectively. Each series of the bonds was issued for ¥5,000 million to total an aggregate principal amount of ¥15,000 million. During fiscal 2002, we issued unsecured domestic bonds series 3, 4 and 5 due 2005, 2006, and 2007, respectively. Each series of the bonds was issued for ¥15,000 million to total an aggregate principal amount of ¥45,000 million. The interest rates of these bonds issued by Konami and Konami Sports Corporation range from 0.70% to 1.39%.

In fiscal 2000, we entered into a renewable credit line agreement to provide for borrowings of up to ¥12,000 million in order to increase our financing capabilities. The current line of credit expires on March 31, 2004. We had no outstanding borrowings under the revolving line of credit as of March 31, 2003. We also established a commercial paper program worth ¥10,000 million in fiscal 1996, for which there was no outstanding balance at March 31, 2003. Financing under the commercial paper program is available upon the satisfaction of certain procedural requirements which we believe that it may take us a few weeks to complete.

In connection with our purchases of certain products for distribution in North America and Europe, including Game Boy cartridges and GameCube discs, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2003, we had outstanding letters of credit in the amount of €3,545,973 and $4,673,989.

Other Commitments

Licenses.    We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2003 is ¥984 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Leases.    We lease certain computer and other equipment under capital leases and non-cancelable operating leases. Total future minimum lease payments under capital lease arrangements were ¥5,010 million as of March 31, 2003. Minimum rental commitments under non-cancelable operating leases at March 31, 2003 were ¥30,867 million.

Purchase Obligations.    We have obligations to purchase property, plant, equipment and other assets amounting to approximately ¥607 million as of March 31, 2003.

The following tables summarize the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2003:

Contractual Obligations

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Short-Term Debt	¥8,308	¥8,308	—	—	—
Unsecured Bank Loans	8,308	8,308	—	—	—
Long-Term Debt	60,540	40	¥15,500	¥40,000	¥5,000
Unsecured Bonds	60,000	—	15,000	40,000	5,000
Unsecured Bank Loans	540	40	500	—	—
Capital Lease Obligations	5,010	1,884	2,258	847	21
Operating Leases	30,867	2,570	4,979	4,440	18,878
Purchase Obligations	607	607	—	—	—

Total	¥105,332	¥13,409	¥22,737	¥45,287	¥23,899

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 18 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. Our Finance Department executes and controls those contracts. Each contract and its results are to be periodically reported to an officer in charge of the department and the CFO.

We do not designate any derivative financial instruments as hedges and, as a result, they are to be recognized as either assets or liabilities at fair value and the corresponding gains and losses are to be recognized in earnings in the period of change.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing amusement arcade games, video game software, gaming machines and Toy & Hobby products. Research and development expenses are charged to income as incurred. On a consolidated basis, we spent ¥836 million, ¥861 million and ¥855 million on research and development for fiscal 2001, 2002 and 2003, respectively.

See Item 4.B “Research and Development” above for further information about our research and development activities and Item 4.B “Intellectual Property” above for information on our patents and other intellectual property.

D.    Trend Information.

While our results of operations for fiscal 2004 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2004 will slightly increase from the previous fiscal year and our operating income and the net income will recover substantially without the negative effect of the impairment of goodwill and other intangible assets associated with our Exercise Entertainment segment recognized in fiscal 2003. We base our expectations on the following assumptions:

•	We expect a slight decrease in revenues of our Computer & Video Game segment, reflecting less robust sales of our Yu-Gi-Oh! and soccer-related titles, which sold over 5.9 million units and 4.3 million units, respectively, in fiscal 2003, particularly in North America. We expect our Computer & Video Game segment to be buoyed, however, by releasing a more diverse line-up of new original products, particularly in the animation category, and working to expand sales of the Yu-Gi-Oh! series in Europe.

•	We expect an increase in sales by our Exercise Entertainment segment, reflecting an increase in the number of members of newly opened clubs and our continuous efforts to improve the retention rate of current customers.

•	We expect a slight decrease in our Toy & Hobby segment revenues based on our conservative estimate of sales of the Yu-Gi-Oh! Trading Card Game in North America. However, we expect to sustain this segment by expanding the market for our Yu-Gi-Oh! card game in Europe and introducing a new product line-up for boys’ toys.

•	We expect a slight decrease in our Amusement segment revenues, despite the popularity of our products, since the market for amusement games, token-operated games and LCD units is currently leveling off. We expect, however, that this segment will be supported by the fact that our amusement games for mass participation and large token-operated games will be indispensable as trend towards larger amusement facilities gains momentum.

•	We expect an increase in revenues by our Gaming segment reflecting anticipated gains in sales of casino gaming machines in North America.

Notwithstanding the loss recorded due to the recognition of impairment of goodwill and other intangible assets relating to our Exercise Entertainment segment in fiscal 2003, our business has grown steadily and we believe that our medium to long-term growth prospects are good as well. We expect consumer demand for video game software to expand, based on the predominance of PlayStation 2 and Game Boy Advance in fiscal 2003. We are also expecting growth in our fitness clubs business, reflecting increased interests in health and beauty, especially among middle-aged and senior people. Our Gaming segment expects to expand its market, including in the U.K., where the deregulation of casino business is scheduled in 2004, and Japan, where such deregulation has been actively promoted.

The discussion above includes forward-looking statements based on management’s assumptions and beliefs as to the factors set forth above, as to market and industry conditions and as to our performance under those conditions and are subject to the qualifications set forth in “Special Note Regarding Forward-looking Statements” in “Risk Factors” in Item 3.D. Our actual results could vary significantly from these projections and could be influenced by a number of factors including our ability to generate new popular products, our ability to expand overseas, consumer spending patterns and other factors and risks as discussed in the other part of “Risk Factors” in Item 3.D.

E.    Off-Balance Sheet Arrangements.

Not applicable.

F.    Tabular Disclosure of Contractual Obligations.

Not applicable.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors (who include the executive officers) and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2003 (1)		Percentage of Konami shares outstanding as of March 31, 2003
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board and Chief Executive Officer	November 12, 1940	June 2004	June 1974	33,818,274 (200,000	(2) )	28.07%
Kagehiko Kozuki	Representative Director, Vice Chairman	March 7, 1944	June 2004	May 1984	26,915 (50,000)		*
Noriaki Yamaguchi	Representative Director and Chief Financial Officer	January 26, 1944	June 2004	June 1994	10,609 (50,000)		*
Toshiro Tateno	Director and Executive Corporate Officer	August 12, 1957	June 2004	June 1996	8,084 (50,000)		*
Tomokazu Godai	Outside Director	October 6, 1939	June 2004	May 1992	6,410 (10,000)		*
Satoshi Akagi	Outside Director	January 1, 1928	June 2004	June 2000	523 (10,000)		*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2004	June 2001	2,774 (10,000)		*
Tsutomu Takeda	Outside Director	May 13, 1937	June 2004	June 2003	0 (0)

Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2005	June 1999	790 (0)		*
Tetsuro Yamamoto	Standing Corporate Auditor	December 23, 1948	June 2007	June 2000	313 (0)		*
Minoru Nagaoka	Corporate Auditor	May 16, 1924	June 2007	June 2000	926 (0)		*
Masataka Imaizumi	Corporate Auditor	March 3, 1926	June 2007	June 2000	926 (0)		*

Corporate Officers:
Kazumi Kitaue	Executive Corporate Officer	February 20, 1957	—	June 1996	27,491 (50,000)		*
Fumiaki Tanaka	Executive Corporate Officer	March 10, 1961	—	June 1996	35,991 (50,000)		*
Akihiko Nagata	Executive Corporate Officer	January 19, 1959	—	June 1996	43,330 (50,000)		*
Shuji Kido	Executive Corporate Officer	October 9, 1947	—	June 1996	5,145 (50,000)		*
Shigeo Niwa	Corporate Officer	September 20, 1948	—	January 2003	116 (7,500)
Osamu Kishima	Corporate Officer	October 2, 1957	—	January 2003	1,182 (7,000)
Shinichi Furukawa	Corporate Officer	February 18, 1960	—	June 1996	4,831 (30,000)		*

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2003 (1)	Percentage of Konami shares outstanding as of March 31, 2003
Kimihiko Higashio	Corporate Officer	September 24, 1959	—	January 2000	662 (20,000)	*
Seiji Ito	Corporate Officer	May 3, 1943	—	April 2000	2,125 (50,000)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.
(2)	Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Foundation For Higher Education (3,194,656 shares), Kozuki Capital Corporation (7,000,096 shares), Kozuki Foundation For Advanced Information Technology (5,880,000 shares), Kozuki Foundation for Sports and Athletes (4,120,000 shares) and the Director Stock Purchase Association in addition to those owned of record by Mr. Kozuki.
(3)	All of our Directors are Japanese nationals and, except for Mr. Tomokazu Godai, Mr. Satoshi Akagi, Mr. Hiroyuki Mizuno and Mr. Tsutomu Takeda, are engaged in our business on a full-time basis. The business address of our Directors is 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan.
(4)	The list of corporate officers does not include those persons who also serve as director.
(5)	Asterisks indicates ownership of less than one percent.

Kagemasa Kozuki has served as our Chairman since 1987 and President since 1994. He has also served as Representative Director since 1974. In addition, he served as our President from 1974 until becoming Chairman in 1987. He has also served as Representative Director of Konami Australia Pty. Ltd. from 1996 until 2001. He established Konami in 1973.

Kagehiko Kozuki has served as our Vice Chairman since 1997. He has also served as Director since 1984 and as Representative Director since 1998. He has also served as Representative Director and President of Konami Corporation of Europe B.V. since 1997 and as Representative Director and President of Konami Asia (Singapore) Pte. Ltd since 1998. He joined Konami in 1983.

Noriaki Yamaguchi has served as our Representative Director and Chief Financial Officer since 2001. He has also served as Director since 1994 and Executive Corporate Officer since 2000 and as General Manager of Finance and Accounting Division since 1996. He joined Konami in 1994.

Toshiro Tateno has served as our Director since 1996. He has also served as Executive Corporate Officer since 2000 and as General Manager of the Corporate Planning Division since 1996. He joined Konami in 1994.

Tomokazu Godai has served as our Director since 1992. He has also served as Representative Director and President of Maya Tec Co., Ltd. and as Representative Director and President of Santetsu Giken Co., Ltd. since 1999. He joined Konami in 1992.

Satoshi Akagi has served as our Director since 2000. He has also served as Director of the Kozuki Foundation For Advanced Information Technology since 2000. He joined Konami in 2000.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Vice President of Kochi University of Technology since 2001. He joined Konami in 2001.

Tsutomu Takeda has served as our Director since 2003. He was Representative Director and President of Asatsu D.K. Co., Ltd. He joined Konami in 2003.

Noboru Onuma has served as our Standing Corporate Auditor since 1999. He joined Konami in 1999.

Testuro Yamamoto has served as our Standing Corporate Auditor since 2000. He joined Konami in 2000.

Minoru Nagaoka has served as our Corporate Auditor since 2000. He has also served as Director of the Capital Markets Research Institute since 1999. He joined Konami in 2000.

Masataka Imaizumi has served as our Corporate Auditor since 2000. He has also served as Chairman of the Federation of Police Alumni Associations. He joined Konami in 2000.

Kazumi Kitaue has served as our Executive Corporate Officer and as General Manager of the Computer & Video Games Division since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Fumiaki Tanaka has served as our Executive Corporate Officer and as General Manager of the Amusement Division since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Akihiko Nagata has served as our Executive Corporate Officer and as General Manager of the Toy & Hobby Division since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Shuji Kido has served as our Executive Corporate Officer and as General Manager of the Gaming Division since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1986.

Shigeo Niwa has served as our Corporate Officer and as General Manager of the Intellectual Property Division since 2003. He joined Konami in 2000.

Osamu Kishima has served as our Corporate Officer and as General Manager of the Finance and Accounting Division since 2003. He joined Konami in 1998.

Shinichi Furukawa has served as our Corporate Officer since 2000. He has also served as Director from 1996 to 1997. He has also served as General Manager of Administration Division since 2003. He joined Konami in 1982.

Kimihiko Higashio has served as our Corporate Officer and as General Manager of the Human Resources Division since 2003. He joined Konami in 1998.

Seiji Ito has served as our Corporate Officer since 2000. He has also served as General Manager of the Secretary Office since 2000. He joined Konami in 2000.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 25 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more Representative Directors, who have the authority individually to represent us in all matters. From among its members, our board of directors also elects a Chief Executive Officer and other executive officers.

Our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least one must be a person who has not been a Director or employee of our company or any of our subsidiaries for a period of five years preceding the date on which such person assumes the office of Corporate Auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Commercial Code of Japan and related law, the Corporate Auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties of examining the financial statements to be submitted by our board of directors to the general meetings of shareholders and reporting thereon to the board of corporate auditors and the Directors. Examination by independent public accountants of our financial statements is also required for the purposes of the securities reports which companies listed on Japanese stock exchanges must file with the Director of the relevant Local Finance Bureau and which are open to public inspection. KPMG currently acts as our independent certified accountants.

B.    Compensation.

The aggregate compensation, including bonuses and other benefits in kind, we paid to our Directors (who include the executive officers) and Corporate Auditors during fiscal 2003 was ¥1,236 million and ¥49 million, respectively. We paid bonuses to the Directors and Corporate Auditors for fiscal 2003 in the amount of ¥202.5 million and ¥0 million, respectively. For the year ended March 31, 2003, we also accrued ¥6.2 million in respect of future pension and severance costs.

For the year ending March 31, 2004 we expect the aggregate compensation, including bonuses and any other benefits in kind, which we will pay to Directors will be ¥1,160 million.

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our Directors, Corporate Auditors and Executive Officers is set forth in Items 6.A and 6.B of this annual report.

We do not have any contracts with directors providing for severance benefits upon termination of employment.

We intend to apply for certain home country practices exemptions from the New York Stock Exchange, that will permit us to follow corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those followed by U.S. domestic companies under the New York Stock Exchange’s listing standards. The New York Stock Exchange rules and our current practices relating to corporate governance have the following significant differences:

•	Audit Committee. The New York Stock Exchange requires that a U.S. domestic listed company have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company to ensure the outside auditor’s independence. Pursuant to the home country practices exception, we do not have an audit committee with functions called for by the New York Stock Exchange rules.

•

Shareholder Approval Policy.    Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, the New York Stock Exchange requires, with limited exceptions, that shareholder approval be obtained with respect to any equity-compensation plan, which is generally defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. We follow relevant Japanese laws which, as discussed in “Voting Rights” under Item 10.B of this annual report, generally require us to obtain shareholder approval only if stock options are to be issued with “specially favorable” conditions.

The New York Stock Exchange also requires that, with certain exceptions specified in its rules, shareholder approval be obtained prior to issuance by a U.S. listed company of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. We follow relevant Japanese laws which, as discussed in “Voting Rights” under Item 10.B of this annual report, generally require us to obtain shareholder approval with respect to the issuance of common stock or securities convertible into or exercisable for common stock only if common stock is to be issued at a “specially favorable” price or warrants to subscribe for new shares are to be issued with “specially favorable” conditions.

On June 6, 2002, the Corporate Accountability and Listing Standards Committee of the New York Stock Exchange issued a report recommending that the Exchange adopt significant changes to its corporate governance standards. On August 16, 2002, the New York Stock Exchange filed with the Securities and Exchange Commission proposed changes to its corporate governance standards which reflect the findings of the Committee. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, committees under the board of directors corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity-compensation plans, and annual certifications by chief executive officers. On June 30, 2003, the Securities and Exchange Commission approved the portion of the proposed corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above. Meanwhile, in light of the promulgation by the Securities and Exchange Commission of Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, on April 4, 2003, the New York Stock Exchange filed with the Securities and Exchange Commission an amendment to the remainder of its proposed rule changes in order to reflect the requirements of Rule 10A-3. That portion of the proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

The proposed rule changes, as amended, will generally continue to grant home country practices exemption to non-U.S. companies listed on the New York Stock Exchange, including the Company, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. companies. Among such requirements, a foreign private issuer listed on the New York Stock Exchange will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. Pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of the New York Stock Exchange implementing the requirements of the rule will become applicable to foreign private issuers listed on the New York Stock Exchange on July 31, 2005.

As described in Item 6.A of this annual report, we have a board of corporate auditors who examine our financial statements and business reports which are submitted by the board of directors to the general meeting of shareholders and supervise the administration of our affairs by the Directors. We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005 so that our board of corporate auditors would satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing ourselves of the general exemption provided by that paragraph from the amended corporate governance standards of the New York Stock Exchange implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Deposit Agreement which is an exhibit to this annual report. See also see Item 12.D of our registration statement on Form 20-F filed with the Securities and Exchange Commission on September 20, 2002. The information contained in that part of the Registration Statement is incorporated in this Item 6.C by reference.

D.    Employees.

We employed 4,313 persons on a full-time basis and 6,592 persons on a part-time basis as of March 31, 2003. One of our subsidiaries, Konami Sports Corporation, have a labor union to which 736 employees belonged as of March 31, 2003. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2001(1)(3)	2002(3)	2003
Computer & Video Games	1,346	1,475	1,461
Exercise Entertainment	890	1,136	1,345
Toy & Hobby	69	88	164
Amusement	455	564	601
Gaming	337	521	286
Other	143	176	163
General Administrative (2)	277	462	293

Total	3,517	4,422	4,313

(1)	Employee numbers increased by 1,195 as compared to the previous fiscal year due principally to the acquisition of People Co., Ltd., the predecessor of Konami Sports Corporation, in February, 2001.
(2)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.
(3)	The numbers for fiscal 2001 and 2002 are those for former segments: Former “Consumer Software,” “Health and Fitness,” “Character Products,” “Amusement Content” and “Gaming Content” segments correspond to current “Computer & Video Games,” “Exercise Entertainment,” “Toy & Hobby,” “Amusement” and “Gaming” segments, respectively.

Breakdown of Employees by Geographic Location

	As of March 31,
	2001	2002	2003
Japan	3,074	3,767	3,714
North America	257	307	236
Asia (other than Japan)	92	140	151
Europe	94	94	89
Australia	—	114	123

Total	3,517	4,422	4,313

The retirement age for our employees, other than Directors and Corporate Auditors, is 60. Employees are generally entitled to receive upon retirement or earlier termination of employment a lump sum payment and/or pension based upon their years of service, their basic pay at the time of termination of employment and certain other factors.

From August 1998, we began offering a fixed compensation system that eliminated separate retirement benefits to our management and this plan is currently offered to most of our employees.

Many of our employees receive compensation on the basis of fixed annual salaries. In addition, we have in place a performance-linked incentive system for employees. Salaries of the employees are decided by our committee responsible for rewards upon evaluations of the directors of respective divisions based on our results, the relevant division, the relevant section, as well as the individual’s own efforts and contribution. Also, employees and directors may receive additional compensation for the development of a patent that makes a significant contribution to our business. In addition, employees involved in production of our products receive rewards based on the contributions of their production teams to our financial results.

E.    Share Ownership.

(1)    Share Ownership by Directors and Corporate Auditors

Except as described in Item 7.A below, none of our directors or members of our administrative, supervisory or management bodies beneficially owns more than one percent of our shares of common stock.

(2)    Stock option plan for directors and employees

The issuance of rights to purchase shares of our common stock was authorized by shareholder resolution at our annual general meeting of shareholders held on June 20, 2002. We will issue these rights to subscribe for or purchase shares of our common stock, which will function in the manner of stock options, to our Directors and employees as well as to the directors and employees of our subsidiaries for no consideration. These rights will be issued to increase director and employee motivation to improve our financial performance and to attract highly qualified personnel. The number of shares to be issued upon exercise of these rights will be 1,787,900 shares of common stock and the total number of these rights to be issued will be 17,879 rights. These rights will be exercisable from July 1, 2004 to June 30, 2007. The exercise price will be ¥3,640.

(3)    Employee Stock Purchase Plan

Certain of our directors and employees are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. We provide a 5% subsidy on top of any funds contributed to the plan by all employees, except officers. In addition, we provide a 5% subsidy on top of any funds contributed to the plan by employees who were hired before March 31, 2001 and a 10% subsidy on top of any funds contributed by our top management personnel. As of March 31, 2003, the Employee Stock Purchase Association held a total of 351,283 shares of our common stock and the Director Stock Purchase Association held a total of 35,627 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2003, 120,484,375 shares of our common stock were outstanding.

Any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, as calculated pursuant to the Securities and Exchange Law of Japan, must file with the Regional

Finance Bureau having jurisdiction within five business days a report concerning such shareholding. See Item 10.B “Memorandum and Articles of Association” below.

To our knowledge, as of March 31, 2003 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2003
Kagemasa Kozuki (1)	33,818,274	28.07%
Kozuki Holding B.V. (2)	13,530,000	11.23
Kozuki Capital Corporation (2)	7,000,096	5.81
Goldman Sachs (3)	6,994,200	5.81

(1)	Mr. Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Foundation For Higher Education (3,194,656 shares), Kozuki Capital Corporation (7,000,096 shares), Kozuki Foundation For Advanced Information Technology (5,880,000 shares), Kozuki Foundation For Sports and Athletes (4,120,000 shares), and the Director Stock Purchase Association (11,066 shares) in addition to those owned of record by Mr. Kozuki (70,856 shares).
(2)	As explained in note (1) above, Mr. Kagemasa Kozuki is also a beneficial owner of these shares.
(3)	Goldman Sachs and its affiliates’ beneficial ownership of our common stock based on reports filed by Goldman Sachs with the Regional Financial Bureau of the Ministry of Finance in Japan.

We are also aware, based on reports filed by Fidelity Investments Japan Limited with the Regional Financial Bureau of the Ministry of Finance in Japan, that Fidelity Investments Japan Limited’s and its affiliates’ beneficial ownership of our common stock as of the dates indicated was as shown in the following table:

Ownership as of	Number of shares of common stock owned	Percentage of common stock then outstanding
September 30, 2001	6,609,750	5.49%
March 31, 2002	8,706,950	7.23
June 30, 2002	10,090,350	8.37

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2003 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Total Outstanding Shares
Japanese financial institutions	80	38,532,040	31.98%
Japanese securities companies	68	2,555,237	2.12
Other Japanese corporations	394	24,614,206	20.43
Foreign corporations and individuals	342	34,229,349	28.41
Japanese individuals and others	50,125	20,553,543	17.06

Total	51,009	120,484,375	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2003, there were 120,484,375 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2003, 86,500 shares of our common stock were held in the form of ADRs and there were five ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2003, there were 51,010 holders of common stock of record worldwide, including 58 shareholders of record with addresses in the United States who held 3,760,456 shares, representing approximately 3.12% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Konami.

B.    Related Party Transactions.

Since April 1, 2002, we have not entered into any material transactions with our affiliates or our directors, officers, corporate auditors or their respective family members or enterprises on which they can exert significant influence.

On February 1, 2000, we provided a home loan in the amount of ¥120 million to one of our Executive Officers. As of March 31, 2003, approximately ¥102 million remains outstanding at an interest rate of 2,375% per annum.

We have entered into various arms-length sales and purchase arrangements with our affiliates in our ordinary course of business during fiscal 2003.

C.    Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A.    Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth beginning on page F-3 of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B of this annual report.

Dividend Policy

It is the present intention of our board of directors to pay cash dividends, including interim cash dividends, on our shares in the amount of 30% or more of our consolidated net income. Such payments will, however, be subject to our future earnings and financial condition, approval at the shareholders’ meeting (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2003, the date of our last audited financial statements.

Item 9.	The Offer and Listing.

A.    Offer and Listing Details.

See Item 9.C of this annual report for information on the stock exchanges on which our common stock is listed.

The following table indicates the reported closing high and low sale prices (adjusted to reflect the prior stock splits of shares referred to in the table included in Item 10.A “Share Capital—Changes in Issued Share Capital” of our registration statement on Form 20-F filed with the Securities and Exchange Commission on September 20, 2002) and the average trading volume of our common stock on the Tokyo Stock Exchange, the closing highs and lows of the Nikkei Stock Average and the closing highs and lows of the TOPIX for the periods indicated:

	Price per Share of Konami Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Konami Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
1999	¥2,240	¥920	¥91,530	¥1,280.73	¥980.11	¥16,731.92	¥12,879.97
2000	10,850	1,910	394,563	1,754.78	1,292.07	20,706.65	15,972.68
2001	9,970	4,470	465,911	1,732.45	1,161.97	20,833.21	11,819.70
2002	6,730	2,360	514,736	1,440.97	922.51	14,529.41	9,420.85
2003	3,480	1,735	512,093	1,139.43	770.62	11,979.85	7,862.43
2002:
First quarter	6,730	5,100	450,042	1,440.97	1,254.19	14,529.41	12,574.26
Second quarter	6,000	2,800	452,856	1,293.42	990.80	12,817.41	9,504.41
Third quarter	4,380	3,110	569,961	1,107.83	988.98	11,064.30	9,924.23
Fourth quarter	3,800	2,360	592,071	1,125.43	922.51	11,919.30	9,420.85
2003:
First quarter	3,480	2,410	624,063	1,139.43	984.28	11,979.85	10,074.56
Second quarter	3,260	2,170	498,053	1,050.14	886.39	10,960.25	9,075.09
Third quarter	3,250	2,575	434,800	903.37	815.74	9,215.56	8,303.39
Fourth quarter	2,800	1,735	490,516	865.43	770.62	8,790.92	7,862.43
2004:
First quarter	2,215	1,535	528,787	904.32	773.10	9,137.14	7,607.88

Calendar Period
2003:
January	2,800	2,485	371,895	865.43	821.18	8,790.92	8,316.81
February	2,705	2,370	336,632	861.70	818.38	8,771.89	8,356.81
March	2,330	1,735	749,395	831.43	770.62	8,490.40	7,862.43
April	1,865	1,535	523,762	810.58	773.10	8,249.98	7,607.88
May	1,930	1,634	568,043	837.70	804.62	8,424.51	7,863.29
June	2,215	1,944	494,557	904.32	846.55	9,137.14	8,547.17

On July 24, 2003, the reported closing price of our shares on the Tokyo Stock Exchange was ¥2,300 per share, the closing Nikkei Stock Average was ¥9,671.00 and the closing TOPIX was 945.27.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 24, 2003, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $19.21 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS
	High ($)	Low ($)	Average daily trading volume of ADSs
Fiscal Period
2003:
Third quarter	$26.50	$21.50	4,400
Fourth quarter	23.35	14.68	2,100
2004
First quarter	18.75	12.85	1,700

Calendar Period:
2003:
January	$23.35	$20.60	2,200
February	22.35	20.20	1,100
March	19.85	14.68	2,800
April	15.50	12.85	1,300
May	16.15	13.70	1,500
June	18.75	16.38	2,200

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

Not applicable.

F.    Expenses of the Issue.

Not applicable.

Item 10.	Additional Information.

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Our corporate purposes, as specified in Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, are to engage in:

(1)	Research, development, manufacture and distribution of software and hardware relating to electric appliances and electronic components;

(2)	Planning, production and distribution of audio and video materials using records, tape, disc, film, etc.;

(3)	Planning, production and distribution of books, magazines, and other publications;

(4)	Development, manufacture and distribution of toys;

(5)	Design of character products (with images of people, animals, etc. that have unique names or characters);

(6)	Planning, production and distribution on the Internet;

(7)	Planning, establishment and operation of shopping on the Internet, provision of know-how thereof and correspondence sales;

(8)	Provision and distribution of software using communication circuits;

(9)	Management of sports facilities and amusement arcades;

(10)	Distribution of soft drinks, food, alcoholic beverages, sporting goods, clothing and computer game machines;

(11)	Advertising agency, insurance agency, broadcasting business and leisure business including tours, sports, etc.;

(12)	Purchase and sale of antiques;

(13)	Sale, purchase, lease, blockage and management of real estate;

(14)	Job-search services for value;

(15)	Holding of and investment in securities;

(16)	Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to each of the preceding items;

(17)	Import, export and agency business related to each of the preceding items;

(18)	Investment in entities that conduct the business specified in the preceding items; and

(19)	Any and all businesses incidental to any of the preceding items.

Provisions Regarding Our Directors

Our Articles of Incorporation do not contain any provision concerning the power of any Director to vote at a meeting of our board of directors on proposals in which he is materially interested. However, in accordance with Article 260-2 of the Commercial Code, a Director is not empowered to exercise his vote at a meeting of our board of directors on proposals in which he has a personal interest.

Our Articles of Incorporation do not contain any provision concerning the power of any Director to vote to himself, or to any one or more of the elected members of our board of directors, any remuneration (including retirement allowances or other benefit). However, in accordance with Article 269 of the Commercial Code, Directors are not empowered to determine their remuneration (including retirement allowances or other benefits), such determination being made by resolutions of a general meeting of our shareholders.

Our Articles of Incorporation do not contain any provision concerning the powers of the Directors to borrow on our behalf. In accordance with Article 260 of the Commercial Code, our board of directors is not restricted in any way in the exercise of its power to borrow on our behalf.

There is no provision under our Articles of Incorporation or under the Commercial Code which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 17 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 16 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 19, 2003 and therefore the date of contract between each of our Directors and us is June 19, 2003.

The Commercial Code provides, unless otherwise specified in the Articles of Incorporation, that remuneration for directors, in respect of its amount (if the amount is fixed), calculation manner (if the amount is not fixed) or its substance (if the remuneration is not cash), is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, our board of directors will determine the amount of compensation for each director. The board of Directors may, by its resolution, leave such decision to the discretion of the company’s representative director.

The Commercial Code provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. Our Regulations of our board of directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Commercial Code or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director of Konami under the Commercial Code or our Articles of Incorporation.

Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws of Japan or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

The following section contains certain information relating to the shares, including summaries of certain provisions of our Articles of Incorporation and Share Handling Regulations and of the Commercial Code of Japan relating to joint stock corporations.

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2003, 120,484,375 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights. No temporary documents of title in respect of the shares will be issued. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent for the shares. Non-Japanese shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. Japanese securities firms and commercial banks will customarily act as standing proxy and provide related services for standard fees. The transfer agent for our shares is UFJ Trust Bank Limited.

Our shares are freely transferable and there are no restrictions on transfer of the shares under the terms of the Commercial Code or our Articles of Incorporation.

Our shares are generally held in a certificated form, except that, if a shareholder deposits his share certificate with us we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his shares, reissuance of his share certificate by us to such shareholder and delivery to a transferee shall be required. The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Holders of shares may deposit certificates for shares with the Japan Securities Depositary Center, or JASDEC, the sole depositary under the system, through the participants in the system (which normally will be securities companies). The shares deposited with JASDEC will be registered in the name of JASDEC in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by the participants and JASDEC. Such register of beneficial shareholders will be updated as of record dates as at which shareholders entitled to rights pertaining to the shares are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to such shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with our transfer agent the same information as would be required from the registered shareholders principally through the relevant participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Settlement transactions concerning shares listed on any of the stock exchanges in Japan normally are effected on the fourth dealing day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as stated above.

As described above, non-resident shareholders are required to appoint a standing proxy in Japan or to provide a mailing address in Japan to receive notices from us. A local standing proxy can handle the transfer of share certificates and registration of transfer and the application for reduced withholding tax. See Item 10.E “Taxation—Japanese Taxation”. Persons holding shares through Euroclear or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) appoint the depositary of Euroclear or Clearstream, Luxembourg as proxy on a standing basis. Persons holding shares through shares through Euroclear or Clearstream, Luxembourg may receive notice from us, such as notices of shareholders’ meeting and dividend distributions, and are eligible for reduced withholding tax in accordance with the operating procedures of Euroclear and Clearstream, Luxembourg.

The Duties and Liabilities of Directors

Article 254-3 of the Commercial Code requires directors to “perform their duties faithfully on behalf of the company,” thus subjecting directors to a duty of loyalty (chujitsu gimu). This duty is supplemented by other duties such as to avoid self-interested transactions and competition with the corporation as well as to abide by all laws and regulations, the articles of incorporation and resolutions of general meetings of shareholders.

Directors shall be held liable for damages caused by any of the following actions:

•	declaring an unlawful dividend or distribution of money;

•	offering undue benefit in exchange for the exercise of shareholder’s rights;

•	approving loans to other directors;

•	engaging in a transaction that conflicts with interests of the company; or

•	performing any other actions that violate laws and regulations, including the general duties of directors described in the preceding paragraph or the articles of incorporation.

Shareholders’ Rights to Bring Actions Against Directors

The provisions of Articles 267 through 268-3 of the Commercial Code constitute the Japanese shareholder derivative action mechanism. The provisions allow any shareholder who has continuously held a share for the previous six months to demand of the corporation that it take action to protect the company and enforce a director’s duties. Specifically, Article 267 of the Commercial Code provides that derivative actions may be brought to “enforce the liability of directors” which refers to situations including, but not limited to, that where directors loan money to other directors, engage in self-interested transactions, or violate any laws and regulations or the articles of incorporation. If the board has not instituted an action within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. The Commercial Code provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately, but after having brought the action must notify the company “without delay.” If a company might suffer irreparable damage from an illegal act of a director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act.

Dividends

Following shareholders’ approval at our ordinary general meeting of shareholders, annual dividends are distributed in cash to shareholders, beneficial shareholders or pledgees of record as at March 31 in each year in proportion to the number of shares held by each shareholder, beneficial shareholder or pledgee. Our Articles of Incorporation permit the payment of interim cash dividends (i.e. cash distributions made pursuant to Article 293-5 of the Commercial Code) to shareholders, beneficial shareholders or pledgees of record as at September 30 in each year by resolution of our board of directors. Under our Articles of Incorporation, we are not obliged to pay any annual or interim dividends unclaimed for a period of three years after the date on which they are first made available by us.

The Commercial Code provides in effect that until the sum of our additional paid-in capital and our legal reserve is at least one-quarter of our stated capital, we may not make any distribution of retained earnings by way of annual and interim dividends in cash unless we have set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings (including any payment by way of annual dividends and bonus to Directors and Corporate Auditors) or equal to one-tenth of any such interim dividends. We may distribute profits by way of annual dividends out of the excess of our net assets on a non-consolidated basis over the aggregate of (i) our stated capital, (ii) our additional paid-in capital, (iii) our accumulated legal reserve, (iv) the legal reserve, if any, to be set aside in respect of the payment by way of appropriation of retained earnings for the relevant fiscal year, (v) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above, and (vi) subscription moneys for shares or deposit therefore after the expiry of the subscription period and (vii) the increased amount of net assets in our balance sheet due to the assignment of market value to certain assets when the aggregate market value so assigned exceeds the aggregate acquisition value of such assets.

In the case of interim dividends, the net assets are calculated by reference to our most recent balance sheet, and adjustments are made to reflect (a) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (b) any subsequent transfer of retained earnings to stated capital, (c) if we have been authorized, pursuant to a resolution of our ordinary general meeting of shareholders, to purchase our shares, the total amount of the purchase price of such shares so authorized by such resolution that may be paid by us, and (d) the amount on the accounting book for certain subsequent repurchases of our shares other than purchases pursuant to (c) above. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i) through (vii) above.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

For information as to Japanese taxes on dividends, see Item 10.E “Taxation—Japanese Taxation” below.

Capital and Reserves

The entire amount of the issue price of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such issue price as additional paid-in capital. We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to stated capital by resolution of our board of directors. The whole or any part of retained earnings which are distributable as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

Stock Splits

We may at any time split the shares in issue into a greater number of shares by resolution of our board of directors. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date therefor, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. In conjunction with a stock split, we may increase the number of our authorized shares by the same ratio as the stock split ratio through a resolution of our board of directors.

Unit Share System

Under our Articles of Incorporation, the number of shares constituting one unit is 100 shares. Our board of directors may amend our Articles of Incorporation reducing the number of shares constituting one unit or eliminating the provision for the unit from our Articles of Incorporation although any amendment to our Articles of Incorporation increasing the number of shares constituting one unit requires a special resolution of a general meeting of shareholders. In any event, the number of shares constituting one unit shall not exceed 1,000 shares or one two-hundredths (1/200) of the total number of outstanding shares, whichever is smaller. Under the unit share system, each shareholder shall have one voting right for each unit of shares that he or she holds, and any number of shares less than one unit carries no voting rights. We may provide in our Articles of Incorporation that any share certificates which represent a number of shares less than one unit shall not be issued. Holders of less than one unit of shares may at any time require us to purchase such shares at their then current market price as determined pursuant to the Commercial Code and to sell them additional shares to create a whole unit of 100 shares.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31.

Any shareholder holding at least 300 voting rights or one percent of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one vote for each unit of shares, except that neither we, nor a corporate shareholder with more than one-quarter of the total voting rights of which are directly or indirectly owned by us, has voting rights in respect of the shares held by us or such a corporate shareholder. Except as otherwise provided by law or by our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by the vote of a majority of the shares having voting rights that are represented at the meeting. The quorum for election of Directors and Corporate Auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. Our shareholders may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights.

Our Articles of Incorporation provide that, in order to amend our Articles of Incorporation and in certain other instances, including any reduction of the stated capital, any removal of a Director or a Corporate Auditor, dissolution, merger or consolidation, exchange of shares for shares of an existing company, transfer of the whole or an important part of the business, taking over the whole of the business of any other company or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights or bonds with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders, the quorum is at least one-third of the total number of voting rights and the approval by at least two-thirds of the voting rights represented at the general meeting of shareholders is required.

The voting rights of holders of ADSs are exercised by the depositary based on instructions from those holders. With respect to voting by holders of ADRs, please see Item 12.D of our registration statement on Form 20-F filed with the Securities and Exchange Commission on September 20, 2002.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among the shareholders in proportion to the respective number of shares which they hold.

Issue of Additional Shares and Pre-emptive Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such time and upon such terms as our board of directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned in “—Voting Rights” above. Our board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

We may grant stock acquisition rights to persons other than shareholders, as well as shareholders pursuant to a resolution of our board of directors. In the case of granting stock acquisition rights to person other than our shareholders under “specially favorable” conditions, a special resolution of the general meeting of shareholders is required. Upon exercise of such stock acquisition rights, we shall issue new shares or transfer shares which are held by us as treasury stock to the holder of the stock acquisition rights.

Dilution

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realize the full value of their subscription rights will suffer dilution of their equity interest in us.

Report to Shareholders

We furnish to our shareholders notices of shareholders’ meetings, annual business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese.

In addition, we intend, upon request, to furnish to our shareholders with addresses outside Japan, through their resident proxies in Japan, copies of our annual report in English, containing annual audited consolidated financial statements.

Record Date

The record date for annual dividends is March 31 and the record date for interim dividends is September 30. In addition, by a resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date in order to determine shareholders who are entitled to certain rights pertaining to the shares.

March 31 is the record date for the payment of annual dividends and September 30 is the record date for the payment of interim dividends. Shareholders appearing on our shareholders’ register at the close of business on March 31 of each year are entitled to vote at the ordinary general meeting of shareholders with respect to the financial year ending on such date. In addition, by resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date or close the shareholders’ register temporarily in order to determine the shareholders who are entitled to interim dividends and certain other rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the shareholders’ register is closed.

Repurchase of Our Shares

We may acquire our shares (i) by purchasing them on any Japanese stock exchange on which our shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of any ordinary general meeting of shareholders), (ii) from a specific shareholder other than our subsidiary (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from our subsidiary (pursuant to a resolution of our board of directors). In the case of (ii) above, any other shareholder may make a request directly to a Representative Director in writing, five days prior to the relevant shareholders’ meeting that we acquire our shares held by such other shareholder.

Any such acquisition of our shares must satisfy certain requirements, inter alia, that the purchase price may not exceed the amount of the retained earnings available for annual dividend payments plus the amount of any reduction of the stated capital, capital surplus or legal reserve in accordance with the relevant provisions of the Commercial Code (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. However, if it is anticipated that the net assets, as stated on the balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vi) in “Dividends” above, we may not purchase such shares. We may hold our shares acquired in compliance with the provisions of the Commercial Code (the “treasury stock”) and generally may cancel or dispose of such shares by a resolutions of our board of directors subject to the limitation as to the disposal of such treasury stock at a specially favorable price mentioned in “Voting Rights” above.

Disposal by Us of Shares Held by Unknown Shareholders

We are not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the register of shareholders, or at the address otherwise notified to us, continuously for five years or more.

In addition, we may sell or otherwise dispose of shares for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the register of shareholders or at the address otherwise notified to us and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in the register of shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares (including repurchase by us) by a resolution of our board of directors after giving at least three months’ prior public and individual notice and shall hold or deposit the proceeds of such sale or disposal of shares for the shareholder, the location of which is unknown.

The Japan Securities Depositary Center

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depositary under the system, through the participants. See “Rights of Our Shareholders—General”.

Japanese Foreign Exchange And Certain Other Regulations

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”) govern certain matters relating to the acquisition and holding of shares by “non-residents of Japan” and “foreign investors”. The Foreign Exchange Regulations currently in effect do not affect the purchase, sale or exchange of shares provided such transactions take place outside Japan between non-residents of Japan.

“Non-residents of Japan” is defined in the Foreign Exchange Regulations to mean individuals who are not residents of Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan, and branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

“Foreign investors” is defined in the Foreign Exchange Regulations to mean (i) individuals not resident in Japan, (ii) corporations organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations organized in Japan not less than 50% of the total voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above or a majority of the directors or other officers (or directors or other officers having the power of representation) of which are non-resident individuals.

Acquisition of Shares

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan by a non-resident of Japan from a resident of Japan may be made without any restriction, except as mentioned below. However, a report by the relevant resident of Japan to the Minister of Finance must be filed following the transfer of shares to the non-resident of Japan, unless the consideration for such transfer is ¥100 million or less or such transfer is made through a bank, securities company or financial futures trader licensed under the relevant Japanese laws. In addition to the above, the Foreign Exchange Regulations give the Minister of Finance the power to require a prior approval for any such acquisition in certain exceptional circumstances.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan and as a result of such acquisition (regardless of the person from or through whom it acquires the shares), aggregated with existing holdings (if any), the foreign investor directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of a stock split is not subject to any notification or reporting requirements. Under the terms of the deposit agreement pursuant to which our ADSs are issued, the depositary is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holder of ADSs. For additional information regarding our ADSs, please see Item 12.D of our registration statement on Form 20-F filed with the Securities and Exchange Commission on September 20, 2002.

Reporting of Substantial Shareholdings

The Securities and Exchange Law of Japan and regulations thereunder generally requires any person who has become a beneficial holder (including certain sole or joint holders) of more than 5% of the total issued voting shares of a company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan to file with the Director-General of the relevant local Finance Bureau, within five business days, a report concerning such shareholdings. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more. Copies of any such report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter registered shares. For this purpose, shares issuable upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchange set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

On July 24, 2003, the closing price of our shares on the Tokyo Stock Exchange was ¥2,300 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

(2)

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,500	Less than	¥2,000	¥300
Over	2,000	Less than	3,000	400
Over	3,000	Less than	5,000	500

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

C.    Material Contracts.

We have not entered into any material contract, other than in the ordinary course of business, within the two years immediately preceding the date of this document or any contract, other than in the ordinary course of business, which contains any provision under which we have any obligation or entitlement which is material to us as at the date of this document.

D.    Exchange Controls.

There are no laws, decrees, regulations or other legislation which affect our ability to import or export capital for our use or our ability to pay dividends to nonresident holders of our shares.

E.    Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of JPMorgan Chase Bank as depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax adviser regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the

U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually based on our asset values, including the value of our intangibles as evidenced by the fair market value of our shares or ADSs, and our gross income, each of which is subject to change. Therefore, it is possible that we may become a PFIC in any future taxable year.

In general, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Potential investors should consult their own tax advisers as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20%. Except for any individual shareholder who holds 5% or more of the total outstanding shares, the aforementioned 20% withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 10% for dividends due and payable on or after April 1, 2003, but on or before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004, but on or before March 31, 2008, and (iii) 15% for dividends due and payable on or after April 1, 2008. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the Tax Convention, established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate for U.S. shareholders and U.S. holders of ADSs is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and (1) during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and (2) not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the Tax Convention. For the purpose of Japanese tax law and the Tax Convention, a U.S. holder of ADSs will be treated as the owner of the shares underlying the ADSs.

Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention (one prior to payment of dividends, the other within eight months after our fiscal year-end). To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the depositary. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty.

Gains derived from the sale of shares or ADSs outside Japan, or from the sale of shares within Japan by a nonresident holder, generally are not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares or ADSs as a legatee, heir or donee, even if the individual is not a Japanese resident.

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.konami.co.jp/en. Our website is not part of this annual report.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.    Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk primarily from changes in foreign currency exchange rates, interest rates and equity prices. Our earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates as well as equity prices associated with assets, liabilities or anticipated transactions which may affect our operating results and financial condition. We seek to minimize market risk through our regular operating and financing activities and, following the evaluation of the exposures, selectively enter into derivative hedging instruments. Foreign exchange forward contracts are used by us primarily to reduce foreign exchange currency risks. We do not hold derivative instruments for speculative purposes. Also, we do not hold or issue financial instruments for trading purposes.

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2003, our U.S. dollar and Euro denominated sales comprised 18.8% and 6.0% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had a significant net long U.S. dollar and Euro position. As of March 31, 2003 we had net U.S. dollar assets of approximately $54 million and Euro denominated monetary assets of approximately €64 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

Translation risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan, primarily in the United States and Europe, that are subject to fluctuations in foreign currency exchange rates. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. As a result, changes in the value of yen relative to the functional currencies of the underlying operations create translation gains and losses, which are recorded outside of our statement of operations in other comprehensive income until we dispose of or liquidate the relevant foreign operation.

Foreign currency derivatives

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to be paid that are denominated in foreign currencies. Because the counterparties to these contracts are limited to major international financial institutions, we do not anticipate any losses arising from credit risk. Our Finance Department executes and controls these contracts. Foreign exchange forward contracts are presented below by the notional balances with weighted average exchange rates. All of these forward contracts are expected to mature in three to six months.

Foreign exchange forward contracts derivates at March 31, 2002

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥661	¥664	¥(3)	¥132.15
Selling Sterling Pound	212	212	—	187.32
Selling EURO	5,873	5,916	(43)	114.35
Selling Australian Dollar	47	50	(3)	67.23

Total	¥6,793	¥6,842	¥(49)

Foreign exchange forward contracts currency at March 31, 2003

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥7,287	¥7,398	¥(111)	¥118.11
Selling Sterling Pound	81	63	18	193.77
Selling EURO	3,115	3,169	(54)	126.79

Total	¥10,483	¥10,630	¥(147)

Interest rate risk

The table below presents the principal cash flows and related weighted-average interest rates for our long-term debt obligations by expected maturity dates and the expected fair value as of March 31, 2003.

	Expected maturity dates
Type of debt and average interest rates	2004	2005	2006	2007	2008	There after	Total 3/31/03	Fair Value 3/31/03
	(In millions of Yen)
Unsecured bank loans (1.66%)	¥40	¥500	—	—	—	—	¥540	¥556
Unsecured bonds (0.99%)	—	—	¥15,000	¥20,000	¥20,000	¥5,000	¥60,000	¥58,607

Total	¥40	¥500	¥15,000	¥20,000	¥20,000	¥5,000	¥60,540	¥59,163

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2003 would be ¥18.9 million. We had no open equity derivative positions during March 31, 2002 or 2003.

The following table below provides information about our market sensitive marketable securities and constitutes a “forward-looking statement”.

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2003				March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:

Marketable equity securities	¥119	¥1	¥15	¥105	$990	$8	$125	$873
Other securities	84	—	—	84	699	—	—	699

Total	¥203	¥1	¥15	¥189	$1,689	$8	$125	$1,572

Credit Risk

As of March 31, 2003, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2003, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Within 90 days of the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures, as of the date of the evaluation (as defined in Rules 13a-14 and 15d-14 of the Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.     Audit Committee Financial Expert.

Not applicable.

Item 16B.     Code of Ethics.

Not applicable.

Item 16C.     Principal Accountant Fees and Services.

Not applicable.

Item 16D.     Exemption from the Listing Standards for Audit Committees.

Not applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-3 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)

2.1	— Specimen common stock certificates of the registrant (English translation)

2.2	— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt*

8.1	— List of subsidiaries of the registrant

*	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Independent Auditors’ Report

The Board of Directors and Stockholders

Konami Corporation:

We have audited the consolidated financial statements (expressed in yen) of Konami Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Konami Corporation and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1(h) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective April 1, 2002.

The accompanying consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements and financial statement schedule expressed in yen have been translated into United States dollars on the basis set forth in note 1 to the consolidated financial statements.

/s/    KPMG

Tokyo, Japan

June 20, 2003

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2002 and 2003

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥75,188	¥74,680	$621,298
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥636 million and ¥976 million ($8,120 thousand) at March 31, 2002 and 2003, respectively	34,275	29,107	242,155
Inventories	15,990	13,359	111,140
Deferred income taxes, net	9,143	12,820	106,656
Prepaid expenses and other current assets	7,459	6,739	56,064

Total current assets	142,055	136,705	1,137,313

PROPERTY AND EQUIPMENT, net	43,562	46,284	385,058

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	204	189	1,572
Investments in affiliates	13,459	12,422	103,345
Identifiable intangible assets	60,169	46,503	386,880
Goodwill	36,825	125	1,040
Lease deposits	24,654	24,489	203,736
Other assets	7,163	11,533	95,948

Total investments and other assets	142,474	95,261	792,521

TOTAL ASSETS	¥328,091	¥278,250	$2,314,892

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥10,948	¥8,308	$69,118
Current portion of long-term debt and capital lease obligations	4,751	1,815	15,100
Trade notes and accounts payable	20,292	18,684	155,441
Accrued income taxes	13,224	13,788	114,709
Accrued expenses	21,120	18,968	157,804
Deferred revenue	3,866	5,535	46,048
Other current liabilities	5,347	4,676	38,902

Total current liabilities	79,548	71,774	597,122
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,031	63,514	528,403
Accrued pension and severance costs	2,607	2,345	19,509
Deferred income taxes, net	24,169	18,854	156,855
Other long-term liabilities	2,830	2,502	20,815

Total long-term liabilities	77,637	87,215	725,582

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	35,916	28,855	240,058

COMMITMENTS AND CONTINGENCIES (Note 12 and 22)	—	—	—

SHAREHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2002 and 2003	47,399	47,399	394,334
Additional paid-in capital	46,736	46,736	388,819
Legal reserve	2,163	2,163	17,995
Retained earnings	53,149	18,981	157,912
Accumulated other comprehensive income	546	790	6,572

Total	149,993	116,069	965,632
Treasury stock, at cost—4,257,751 shares and 8,253,191 shares at March 31, 2002 and 2003, respectively	(15,003)	(25,663)	(213,502)

Total shareholders’ equity	134,990	90,406	752,130

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥328,091	¥278,250	$2,314,892

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
NET REVENUES:
Product sales revenue	¥167,001	¥165,154	¥178,766	$1,487,238
Service revenue	4,480	60,426	74,891	623,053

Total net revenues	171,481	225,580	253,657	2,110,291

COSTS AND EXPENSES:
Costs of products sold	99,016	104,192	112,364	934,809
Costs of services rendered	4,052	50,459	62,515	520,091
Impairment charge for goodwill and other intangible assets	—	—	47,599	395,998
Selling, general and administrative	30,502	52,842	53,049	441,340

Total costs and expenses	133,570	207,493	275,527	2,292,238

Operating income (loss)	37,911	18,087	(21,870)	(181,947)

OTHER INCOME (EXPENSES):
Interest income	468	244	373	3,103
Interest expense	(1,266)	(767)	(938)	(7,804)
Gain on sale of subsidiary shares	3,948	4,655	904	7,521
Other, net	(226)	459	(565)	(4,700)

Other income (expenses), net	2,924	4,591	(226)	(1,880)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	40,835	22,678	(22,096)	(183,827)

INCOME TAXES:
Current	20,902	17,276	14,912	124,060
Deferred	(1,699)	(5,609)	(8,726)	(72,596)

Total	19,203	11,667	6,186	51,464

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	21,632	11,011	(28,282)	(235,291)

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	420	364	(1,051)	(8,744)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	356	755	(1,288)	(10,716)

NET INCOME (LOSS)	¥21,568	¥11,402	¥(28,519)	$(237,263)

PER SHARE DATA:
	Yen			U.S. Dollars
	2001	2002	2003	2003
Basic and Diluted Net Income (loss) per Share	¥189.04	¥89.32	¥(234.58)	$(1.95)

Weighted-Average Common Shares Outstanding	114,093,518	127,647,120	121,572,154	121,572,154

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended March 31, 2001, 2002 and 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2000	¥15,794	¥15,517	¥1,162		¥34,174	¥(388)	¥(32)	¥66,227
Comprehensive income:
Net income				¥21,568	21,568			21,568

Cash dividends, ¥54.0 per share					(5,914)			(5,914)
Net unrealized losses on available-for-sale securities				(26)				(26)
Foreign currency translation adjustments				440				440

Other comprehensive income				414		414

Comprehensive income				¥21,982

New stock issuance for cash	31,605	31,219						62,824
Exercise of stock option							31	31
Reissuance of treasury stock							1	1
Transfer from retained earnings			608		(608)			—

Balance at March 31, 2001	47,399	46,736	1,770		49,220	26	—	145,151
Comprehensive income:
Net income				¥11,402	11,402			11,402

Cash dividends, ¥ 54.0 per share					(7,080)			(7,080)
Net unrealized losses on available-for-sale securities				(189)				(189)
Foreign currency translation adjustments				709				709

Other comprehensive income				520		520

Comprehensive income				¥11,922

Reissuance of treasury stock							3	3
Repurchase of treasury stock							(15,006)	(15,006)
Transfer from retained earnings			393		(393)			—

Balance at March 31, 2002	47,399	46,736	2,163		53,149	546	(15,003)	134,990
Comprehensive loss:
Net loss				¥(28,519)	(28,519)			(28,519)

Cash dividends, ¥ 46.0 per share					(5,649)			(5,649)
Net unrealized gains on available-for-sale securities				159				159
Foreign currency translation adjustments				85				85

Other comprehensive income				244		244

Comprehensive loss				¥(28,275)

Repurchase of treasury stock							(10,660)	(10,660)

Balance at March 31, 2003	¥47,399	¥46,736	¥2,163		¥18,981	¥790	¥(25,663)	¥90,406

KONAMI CORPORATION

AND SUBSIDIARIES

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at cost	Total Shareholders’ Equity
Balance at March 31, 2002	$394,334	$388,819	$17,995		$442,171	$4,543	$(124,817)	$1,123,045
Comprehensive loss:
Net loss				$(237,263)	(237,263)			(237,263)

Cash dividends, $0.38 per share					(46,996)			(46,996)
Net unrealized gains on available-for-sale securities				1,322				1,322
Foreign currency translation adjustments				707				707

Other comprehensive income				2,029		2,029

Comprehensive loss				$(235,234)

Repurchase of treasury stock							(88,685)	(88,685)

Balance at March 31, 2003	$394,334	$388,819	$17,995		$157,912	$6,572	$(213,502)	$752,130

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2001, 2002 and 2003

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Cash flows from operating activities:
Net income (loss)	¥21,568	¥11,402	¥(28,519)	$(237,263)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	5,107	15,460	11,979	99,659
Impairment charge for goodwill and other intangible assets	—	—	47,599	395,998
Provision for doubtful receivables	36	4,189	429	3,569
Loss on sale or disposal of property and equipment, net	747	924	2,344	19,501
Gain on sale of subsidiary shares	(3,948)	(4,655)	(904)	(7,521)
Equity in net (income) loss of affiliated companies	(356)	(755)	1,288	10,716
Minority interest	420	364	(1,051)	(8,744)
Deferred income taxes	(1,699)	(5,609)	(11,326)	(94,226)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(7,552)	(3,930)	4,580	38,103
Decrease (increase) in inventories	(1,053)	(1,594)	2,556	21,264
Increase (decrease) in trade notes and accounts payable	6,443	(5,934)	(1,521)	(12,654)
Increase (decrease) in accrued income taxes	2,026	(1,722)	394	3,278
Increase (decrease) in accrued expenses	2,050	2,305	(2,271)	(18,893)
Increase in deferred revenue	142	805	1,669	13,885
Other, net	(1,533)	(131)	465	3,869

Net cash provided by operating activities	22,398	11,119	27,711	230,541
Cash flows from investing activities:
Purchases of investments in affiliates	(3,887)	(8,115)	—	—
Purchases of investments in subsidiaries	—	—	(315)	(2,621)
Proceeds from sales of investments in subsidiaries	—	1,797	2,081	17,313
Capital expenditures	(4,043)	(8,095)	(15,357)	(127,762)
Proceeds from sales of property and equipment	1,274	444	2,234	18,586
Acquisition of new subsidiaries, net of cash acquired	(68,656)	692	(449)	(3,735)
Decrease in time deposits, net	1,415	90	516	4,293
Decrease (increase) in lease deposits, net	28	(1,877)	(306)	(2,546)
Other, net	1,081	(960)	(646)	(5,375)

Net cash used in investing activities	(72,788)	(16,024)	(12,242)	(101,847)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,220)	(1,108)	(2,448)	(20,366)
Proceeds from long-term debt	721	45,230	15,402	128,137
Repayments of long-term debt	(1,983)	(13,172)	(2,765)	(23,004)
Principal payments under capital lease obligations	(1,180)	(2,407)	(3,439)	(28,611)
Net proceeds from issuance of common stock	62,824	—	—	—
Net proceeds from issuance of common stock by subsidiaries	6,013	7,035	—	—
Dividends paid	(5,991)	(7,652)	(6,324)	(52,612)
Purchases of treasury stock by parent company	—	(15,006)	(10,660)	(88,685)
Purchases of treasury stock by subsidiaries	(48)	(194)	(4,516)	(37,571)
Other, net	125	(113)	(1,693)	(14,085)

Net cash provided by (used in) financing activities	59,261	12,613	(16,443)	(136,797)
Effect of exchange rate changes on cash and cash equivalents	576	667	466	3,877
Net increase (decrease) in cash and cash equivalents	9,447	8,375	(508)	(4,226)
Cash and cash equivalents, beginning of year	57,366	66,813	75,188	625,524

Cash and cash equivalents, end of year	¥66,813	¥75,188	¥74,680	$621,298

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003

1.    Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Business and Organization

KONAMI CORPORATION (the “Company”) was founded in 1969 and was incorporated under the laws of Japan in March 1973. The Company and its subsidiaries (collectively “Konami”) engage in production and sale of game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has always obtained extensions or new agreements with the platform manufacturers. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Also, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

Basis of Accounting

The Company and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2003.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2003 of ¥120.20 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and equity securities into one of the three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of March 31, 2002 and 2003, all equity securities held by Konami are classified as available-for-sale.

(d) Investments in Affiliates

For those investments in affiliates in which the Company’s voting interest is between 20% and 50% and it has the ability to exercise significant influence over the affiliate’s operations, the equity method of accounting is used. Under this method, the investment originally recorded at cost is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 5 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranged from 2 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

(g) Software for Internal Use

Under the provisions of Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” Konami has capitalized costs associated with software systems for internal use, that have reached the application stage and meet recoverability tests as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at the point in which the project is substantially complete and ready for its intended use, and the costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. Konami expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project, and determining performance and system requirements. Konami also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which supersedes Accounting Principles Board Opinion (“APB”) No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and other intangible assets with an indefinite life are no longer subject to amortization over their

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

useful lives, but are subject to assessments for impairment at least annually based on their fair value. Goodwill and indefinite-lived intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142 while those acquired prior to June 30, 2001 were not subject to the provisions until SFAS No. 142 was fully adopted by Konami on April 1, 2002.

Prior to the adoption of SFAS No.142, the recoverability of goodwill was assessed according to SFAS No. 121.

Goodwill acquired prior to June 30, 2001 was amortized on a straight-line basis over the estimated useful life of 20 years in accordance with the requirements under APB No. 17, “Intangible Assets,” until the adoption of SFAS No. 142 on April 1, 2002 while goodwill acquired after June 30, 2001 has not been subject to amortization according to the non-amortization provisions of SFAS No. 142. Intangible assets related to trademarks, gaming licenses and franchise contracts are determined to have an indefinite useful life. Intangible assets with an indefinite life acquired prior to June 30, 2001 were amortized using the straight-line method over 40 years in accordance with the requirements under APB No. 17 until the adoption of SFAS No. 142 while those acquired after June 30, 2001 have not been subject to amortization according to the non-amortization provisions of SFAS No. 142.

Upon the adoption of SFAS No. 142 effective April 1, 2002, Konami completed its transitional impairment test for goodwill and other intangible assets with an indefinite life based on their fair value. For the purpose of the test, goodwill and other intangible assets were assigned to the reporting units determined by Konami according to the requirements under SFAS No. 142. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, a non-cash impairment charge was recognized for goodwill and trademarks as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003, as more fully disclosed in Note 7.

Intangible assets related to membership lists, existing technology, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as described in (i).

(i) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 supersedes SFAS No. 121, but retains SFAS No. 121’s fundamental provisions for (a) recognition and measurement of impairment of long-lived assets held and used and (b) measurements of long-lived assets disposed of by sale. SFAS No. 144 also supersedes APB No. 30 “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations. SFAS No. 144 also extends reporting of discontinued operations to a part of a company that either has been disposed of or is classified as held for sale. Konami adopted SFAS No. 144 on April 1, 2002 and the adoption did not have a material effect on the results of operations, financial position or cash flows.

(j) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Effective April 1, 2001, Konami adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. The adoption of SFAS 133 did not have a material impact on Konami’s consolidated financial position and results of operations. To date, there has been no derivative instrument designated as a hedge by Konami.

(k) Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(l) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(m) Revenue Recognition

Konami derives revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

Konami’s revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For product sales, it is Konami’s customary practice to have a written contract, which is signed by both the customer and Konami, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For Konami’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on free on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥836 million, ¥861 million and ¥855 million ($7,113 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, in the accompanying consolidated statements of operations.

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥1,005 million and ¥984 million ($8,186 thousand) at March 31, 2002 and 2003, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses amounted to ¥6,572 million, ¥6,973 million and ¥10,284 million ($85,557 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

(q) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	2001	2002	2003	2003
	Millions of Yen			Thousands of U.S. Dollars
Reported net income (loss)	¥21,568	¥11,402	¥(28,519)	$(237,263)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(1)	(8)	(322)	(2,679)

Pro forma net income (loss)	¥21,567	¥11,394	¥(28,841)	$(239,942)

	Yen			U.S. Dollars
Per share data:
Reported net income (loss) per share, basic and diluted	¥189.04	¥89.32	¥(234.58)	$(1.95)
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(0.01)	(0.06)	(2.65)	(0.02)

Pro forma net income (loss) per share, basic and diluted	¥189.03	¥89.26	¥(237.23)	$(1.97)

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123”. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included here in.

(r) Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant, the value of the proceeds or other value received is objectively determinable and any resulting gains reasonably assumed. If such criteria are not met, the issuance of stock is accounted for as a capital transaction in the consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments and unrealized gains (losses) from marketable securities considered available-for-sale.

(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(u) Earnings Per Share

Earnings per share (“EPS”) is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic EPS excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted EPS reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

Konami has no dilutive securities outstanding at March 31, 2002 and 2003, and therefore there is no difference between basic and diluted EPS. Konami has certain stock subscription rights outstanding that will be potentially dilutive in future periods. (See Note 16)

(v) Use of Estimates

Preparation of these consolidated financial statements requires management of Konami to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(w) Recent Pronouncements

In June 2001, the FASB, issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Konami adopted SFAS No. 145 on April 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which was adopted for transactions occurring subsequent to May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on Konami’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 has not had a material effect on Konami’s consolidated financial statements.

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on Konami’s consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Konami has not had a significant item to be disclosed under such requirements at March 31, 2003.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on Konami’s consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that variable interest entities will be consolidated or their information will be disclosed information when the Interpretation becomes effective.

In February 2003, the EITF reached a consensus on Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Issue provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. According to this consensus, the transfer is not viewed as a plan amendment unfavorable to employees. Furthermore, accounting recognition is done upon the actual transfer of the substitutional portion of the benefit obligations and the related plan assets. Additionally, the EITF agreed that the resultant gain from the government subsidy which is the difference between the fair value of the substitutional portion of the obligations transferred, computed based on a market discount rate, and the amount of plan assets required to be transferred which the government is to calculate, would be directly recognized as a gain or loss at settlement. The application of EITF 03-02 is not expected to have any effect on Konami’s consolidated financial statements, as it does not have such substitutional portion subject to this consensus.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Except for certain provisions, SFAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. Konami is in the process of determining the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on Konami’s results of operations and financial position.

2.    Acquisitions

Konami has acquired varying interests in subsidiaries during the periods presented. Konami has used the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies. Such companies have been included in the accompanying consolidated financial statements since the dates of acquisition.

(a) Konami Olympic Sports Club

In February 2002, Konami acquired 82.17% of the issued and outstanding shares of Daiei Olympic Sports Club, Inc. for the total cash consideration of ¥3,604 million including direct acquisition costs through a subsidiary, Konami Sports Corporation (“Konami Sports”) discussed (b) below. The acquired company was a non-public health and fitness club operator in Japan and a subsidiary of The Daiei Inc., and then renamed Konami Olympic Sports Club Corporation (“KOSC”). The acquisition of KOSC was made for the purpose of expanding the health and fitness club operation of Konami Sports. KOSC was subsequently merged into Konami Sports in October 2002.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Konami used the purchase method of accounting to account for the acquisition of KOSC, and accordingly, the purchase price has been allocated to the tangible and intangible net assets of KOSC based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥1,647 million was recorded as goodwill as a result of preliminary purchase price allocation at the time of acquisition which was then adjusted to ¥1,443 million in connection with the finalization of purchase price allocation during the year ended March 31, 2003. Such adjustment of goodwill resulted from the reassessment of KOSC’s accrued pension cost due to its withdrawal from the former shareholder group’s welfare pension fund in June 2002 for its transfer to the fund which the Company and its domestic subsidiaries have participated. Management of Konami believe that the solid growth history and potential of KOSC contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of KOSC have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2002 condensed balance sheet of KOSC, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥7,601
Property and equipment	4,607
Identifiable intangible assets	1,596
Goodwill	1,443
Debt and capital lease obligations	(6,257)
Minority interest	(442)
Other liabilities	(4,944)

¥3,604

Identifiable intangible assets of KOSC include intangible assets related to trademarks of ¥767 million and membership lists of ¥829 million acquired. Intangible assets related to trademarks are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of KOSC has all been allocated to the Exercise Entertainment (former Health and Fitness) segment of Konami.

The following unaudited pro forma condensed combined results of operations for Konami are prepared assuming that the foregoing acquisition was completed as of the beginning of the respective period in which the acquisition occurred, as well as of the beginning of the immediately preceding period. This pro forma condensed combined financial information does not purport to represent what Konami’s results of operations would actually have been if such transaction had in fact occurred on such dates. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable, and include amortization of goodwill and intangible assets with an indefinite life that ceased upon the adoption of SFAS No. 142 on April 1, 2002.

	(Unaudited)
	Millions of Yen, except for per shares data
	2001	2002
Net revenues	¥184,609	¥238,070
Net income	21,400	10,780
Basic and diluted net income per share	187.56	84.45

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

(b) Konami Sports

In February 2001, Konami acquired 54.64% of the issued and outstanding shares of People Co., Ltd., a public company and a large health and fitness club operator in Japan, in a tender offer for the total cash consideration of ¥69,415 million including direct acquisition costs. The acquired company was then renamed Konami Sports Corporation. The acquisition of Konami Sports was made for the purpose of starting up a health and fitness related business line by obtaining a controlling interest in a large, established health and fitness club operator in Japan. The purchase price was determined based on the market value of stock of the acquired company adjusted for the control premium. Konami used the purchase method of accounting to account for the acquisition, and, accordingly, the purchase price has been allocated to the tangible and intangible net assets of Konami Sports using an independent, third-party appraisal. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥37,064 million was recorded as goodwill in the accompanying consolidated balance sheets. Management of Konami believed that the significant market presence of Konami Sports, as well as its solid growth history and potential, contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of Konami Sports have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2001 condensed balance sheet of Konami Sports, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥26,200
Property and equipment	18,000
Identifiable intangible assets	62,148
Goodwill	37,064
Debt and capital lease obligations	(6,911)
Minority interest	(26,965)
Other liabilities	(40,121)

¥69,415

Identifiable intangible assets of Konami Sports include intangible assets related to trademarks of ¥50,277 million, membership lists of ¥5,086 million and franchise contracts of ¥6,785 million acquired. Intangible assets related to trademarks and franchise contracts are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of Konami Sports has all been allocated to the Exercise Entertainment (former Health and Fitness) segment of Konami.

The following unaudited pro forma condensed combined results of operations for Konami are prepared assuming that the foregoing acquisition was completed as of the beginning of the respective period in which the acquisition occurred. This pro forma condensed combined financial information does not purport to represent what Konami’s results of operations would actually have been if such transaction had in fact occurred on such

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

date. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable, and include amortization of goodwill and intangible assets with an indefinite life that ceased upon the adoption of SFAS No. 142 on April 1, 2002.

(Unaudited)
Millions of Yen, except for per share data
2001
Net revenues	¥224,866
Net income	19,140
Basic and diluted net income per share	167.76

As more fully discussed in Note 7, Konami recognized an aggregate non-cash impairment charge of ¥47,599 million ($395,998 thousand) for goodwill and certain intangible assets in the Exercise Entertainment segment as a result of the annual assessment under SFAS No. 142 during the fourth quarter ended March 31, 2003.

3.    Investments in Affiliates

Konami has acquired varying interests in affiliated companies during the periods presented. The carrying amount of investments in affiliates as of March 31, 2002 and 2003 is ¥13,459 million and ¥12,422 million ($103,345 thousand), respectively, and includes ¥5,016 million and ¥2,576 million ($21,431 thousand), respectively, of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity method goodwill”). Equity method goodwill acquired prior to June 30, 2001 has been amortized on a straight-line basis over 5 years through April 1, 2002, the adoption date of SFAS No. 142, while the equity method goodwill acquired after June 30, 2001 has not been subject to amortization according to the provisions of SFAS No. 142. Under SFAS No. 142, equity method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18, which requires an other than temporary decline in value of an investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

At March 31, 2003, Konami held investments in the equity method affiliates as follows:

	Description of business	Acquisition Date	Ownership%
Takara Co., Ltd. (“Takara”)	Toy manufacturer	July 2000	23.0%
Hudson Soft Co., Ltd. (“Hudson”)	Game software producer	August 2001	45.5%
Genki Co., Ltd. (“Genki”)	Game software producer	January 2002	37.2%

Considering the flagging economy and stock market in Japan during the year ended March 31, 2003, Konami reviewed the values of its equity method investments in order to determine if there was any other-than-temporary decline in the investment values. In performing the assessment, Konami utilized cash flow projections, market capitalization and if applicable, independent valuations.

As a result, Konami determined that the decline in value of its investment in Hudson Soft Co., Ltd. was other than temporary and recorded a net-of-tax impairment charge of ¥2,438 million ($20,283 thousand) for the year ended March 31, 2003. The impairment charge is included in equity in net loss of affiliated companies in the accompanying consolidated statement of operations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Condensed financial information of the Company’s unconsolidated affiliates at March 31, 2002 and 2003 and for each of the three years ended March 31, 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Combined Financial Position:
Property and equipment, net	¥8,351	¥10,026	$83,411
Other assets, net	62,349	70,040	582,695

Total assets	70,700	80,066	666,106
Debt	23,055	28,572	237,704
Other liabilities	15,989	18,316	152,378
Minority interest	455	672	5,591
Shareholders’ equity	31,201	32,506	270,433

Total liabilities and equity	¥70,700	¥80,066	$666,106

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Combined Operations:
Sales	¥54,073	¥75,020	¥100,634	$837,221
Cost of revenues	40,131	52,284	67,379	560,557
Selling, general and administrative expenses	11,969	21,562	27,093	225,399

Operating income	1,973	1,174	6,162	51,265
Interest expense, net	(25)	(272)	(409)	(3,403)
Other, net	(449)	2,443	(57)	(474)

Net income	¥1,499	¥3,345	¥5,696	$47,388

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥491 million and ¥1,637 million ($13,619 thousand) as of March 31, 2002 and 2003, respectively.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥12,708 million and ¥11,536 million ($95,973 thousand) as of March 31, 2002 and 2003, respectively, were traded on established markets and were quoted at an aggregate value of ¥23,336 million and ¥18,252 million ($151,847 thousand) as of March 31, 2002 and 2003, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

4.    Inventories

Inventories at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Finished products	¥4,136	¥3,344	$27,820
Work in process	9,566	8,967	74,601
Raw materials and supplies	2,288	1,048	8,719

Total	¥15,990	¥13,359	$111,140

5.    Marketable and Investment Securities

Marketable and investment securities at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen
	March 31, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:

Marketable equity securities	¥191	¥6	¥107	¥90
Other securities	200	—	86	114

Total	¥391	¥6	¥193	¥204

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2003				March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:

Marketable equity securities	¥119	¥1	¥15	¥105	$990	$8	$125	$873
Other securities	84	—	—	84	699	—	—	699

Total	¥203	¥1	¥15	¥189	$1,689	$8	$125	$1,572

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

6.    Property and Equipment

Property and equipment at March 31, 2002 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Property and equipment, at cost:
Land	¥7,797	¥11,541	$96,015
Buildings and structures	52,733	54,504	453,444
Tools, furniture and fixtures	24,802	22,852	190,116
Construction in progress	175	322	2,679

Total	85,507	89,219	742,254
Less-Accumulated depreciation	(41,945)	(42,935)	(357,196)

Net property and equipment	¥43,562	¥46,284	$385,058

Depreciation expense for the years ended March 31, 2001, 2002 and 2003 amounted to ¥4,124 million, ¥7,688 million and ¥7,768 million ($64,626 thousand), respectively.

7.    Goodwill and Identifiable Intangible Assets

Konami evaluated the recoverability of goodwill on its books under SFAS No. 142 at its adoption on April 1, 2002 and again in the forth quarter of the fiscal year ended March 31, 2003. In both instances, Konami engaged an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At the adoption of SFAS No. 142 on April 1, 2002, Konami completed its transitional impairment assessment for goodwill and other intangible assets based on their fair value. Based on management’s assessment of the circumstances, considering the independent appraiser’s findings, Konami concluded that there was no impairment in the carrying value of goodwill and intangible assets with an indefinite life.

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Exercise Entertainment reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million ($395,998 thousand) was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million ($305,466 thousand) for goodwill and ¥10,882

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

million ($90,532 thousand) for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of negative trends in general economic condition of domestic Japan.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2002 and 2003 are as follows:

	Millions of Yen
	Exercise Entertainment	Gaming	Total
Balance at April 1, 2001	¥36,913	—	¥36,913
Additional acquisitions during year (Note 10)	1,647	¥125	1,772
Amortization during year	(1,860)	—	(1,860)

Balance at March 31, 2002	¥36,700	¥125	¥36,825
Additional acquisitions during year	389	—	389
Effect of a merger between acquired entities	(168)	—	(168)
Post-acquisition adjustment	(204)	—	(204)
Impairment charge	(36,717)	—	(36,717)

Balance at March 31, 2003	¥—	¥125	¥125

	Thousands of U.S. Dollars
	Exercise Entertainment	Gaming	Total
Balance at March 31, 2002	$305,324	$1,040	$306,364
Additional acquisitions during year	3,236	—	3,236
Effect of a merger between acquired entities	(1,397)	—	(1,397)
Post-acquisition adjustment	(1,697)	—	(1,697)
Impairment charge	(305,466)	—	(305,466)

Balance at March 31, 2003	$—	$1,040	$1,040

Konami acquired additional shares of Konami Sports and KOSC during the year ended March 31, 2002 and 2003. As a result, additional goodwill was recorded at the Exercise Entertainment segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of KOSC as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002. (See Note 2)

Effect of a merger between acquired entities above represents a reduction in goodwill in the Exercise Entertainment segment of ¥168 million ($1,397 thousand) due to a merger between acquired subsidiaries, Konami Sports and KOSC in October 2002.

Prior to the adoption of SFAS No. 142, accumulated amortization for goodwill at March 31, 2002 amounted to ¥2,011 million.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Identifiable intangible assets at March 31, 2002 and 2003 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Identifiable intangible assets subject to amortization:
Membership lists	¥5,915	¥5,915	$49,210
Existing technology	800	721	5,998
Customer relationships	93	84	699

Total	6,808	6,720	55,907
Less-Accumulated amortization	(3,177)	(5,878)	(48,902)

Net amortized identifiable intangible assets	3,631	842	7,005
Identifiable intangible assets with an indefinite life:
Trademarks	49,682	38,800	322,795
Franchise contracts	6,601	6,601	54,917
Gaming licenses	255	260	2,163

Total unamortized identifiable intangible assets	56,538	45,661	379,875

Total identifiable intangible assets	¥60,169	¥46,503	$386,880

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2001, 2002 and 2003 was ¥350 million, ¥4,373 million and ¥2,701 million ($22,471 thousand), respectively. The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2004	¥504	$4,193
2005	144	1,198
2006	144	1,198
2007	50	416
2008	—	—

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

The following table represents the impact of SFAS No. 142 on net income and net income per share previously reported for the year ended March 31, 2001 and 2002, had the statement been in effect on April 1, 2000:

	Millions of Yen
	2001	2002
Reported net income	¥21,568	¥11,402
Add back:
Goodwill amortization	151	1,853
Intangible assets amortization, net of tax	38	452
Goodwill amortization related to equity method affiliates	79	181
Intangible assets amortization related to equity method affiliates, net of tax	6	9

Adjusted net income	¥21,842	¥13,897

	Yen
	2001	2002
Per share data:
Reported net income per share, basic and diluted	¥189.04	¥89.32
Add back:
Goodwill amortization	1.33	14.52
Intangible assets amortization, net of tax	0.33	3.54
Goodwill amortization related to equity method affiliates	0.69	1.42
Intangible assets amortization related to equity method affiliates, net of tax	0.05	0.07

Adjusted net income per share, basic and diluted	¥191.44	¥108.87

8.    Lease Deposits

Lease deposits at March 31, 2002 and 2003 representing refundable deposits for office and facility leases, primarily related to health and fitness clubs of Konami Sports, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Lease deposits	¥28,791	¥28,626	$238,153
Less: Allowances for uncollectible amounts	(4,137)	(4,137)	(34,417)

Lease deposits, net	¥24,654	¥24,489	$203,736

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

During the year ended March 31, 2002, Konami provided an allowance for uncollectible amounts for deposits related to certain facility leases of Konami Sports that were considered to be uncollectible due to a bankruptcy of the lessor.

9.    Other Assets

Other assets at March 31, 2002 and 2003, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Capitalized computer software, net	¥2,639	¥2,401	$19,975
Investments in non-marketable securities	1,556	1,399	11,639
Other	2,968	7,733	64,334

Total other assets	¥7,163	¥11,533	$95,948

Amortization expense of capitalized computer software and intangible assets included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended March 31, 2001, 2002 and 2003 amounted to ¥482 million, ¥1,539 million and ¥1,510 million ($12,562 thousand), respectively.

10.    Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity method affiliates. Such transactions for the years ended March 31, 2001, 2002 and 2003 are summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Sales to Takara	—	¥1,458	¥958	$7,970
Purchases from Takara	¥28	2,121	2,168	18,037
Sales to Hudson	—	36	12	100
Purchases from Hudson	—	3,061	5,009	41,672
Sales to Genki	—	—	3	25
Purchases from Genki	—	—	648	5,391

The related notes and accounts receivable from Takara were ¥594 million and ¥74 million ($616 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related notes and accounts payable to Takara were ¥83 million and ¥27 million ($225 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Hudson were ¥2 million and ¥2 million ($17 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

payable to Hudson was ¥104 million and ¥344 million ($2,862 thousand) at March 31, 2002 and 2003, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Genki were ¥2 million ($17 thousand) at March 31, 2003 and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Genki was ¥355 million ($2,953 thousand) at March 31, 2003 and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets.

In October 2001, Konami acquired, based on an approval by its board of directors, 100% equity interest in Konami Australia Pty. Ltd. (“Konami Australia”) for 27.2 million Australian dollars (¥1,662 million) from its sole owner who was, and currently is, the CEO and major shareholder of Konami. Konami Australia was established in November 1996 for manufacturing and sales of Konami gaming machines in Australia, and has obtained the licenses to sell and service gaming machines in Australia, as well as similar licenses in South Africa.

Konami used the purchase method of accounting to account for the acquisition of Konami Australia, and accordingly, the purchase price was allocated to the tangible and intangible net assets of Konami Australia based on the estimated fair value of such assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥125 million has been recorded as goodwill. Management of Konami believes that the growth potential of Konami Australia in the Australian gaming industry have contributed to the purchase price that has resulted in recognition of such goodwill. The Konami Australia assets, liabilities and operations have been included in the consolidated financial statements since the acquisition date. Pro forma financial information has not been presented as the effects of the acquisition were not significant to Konami’s results of operations.

11.     Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2002 and 2003 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.62% to 3.015% and from 0.56% to 2.358% per annum at March 31, 2002 and 2003	¥10,948	¥8,308	$69,118

Total	¥10,948	¥8,308	$69,118

Weighted-average interest rate on short-term borrowings was 1.08% and 1.05% at March 31, 2002 and 2003, respectively. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to $13,740 thousand (¥1,831 million) at March 31, 2002 and $13,375 thousand (¥1,608 million) at March 31, 2003.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

A summary of long-term debt at March 31, 2002 and 2003 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Unsecured 0.70% per annum bonds due in September 2005	¥15,000	¥15,000	$124,792
Unsecured 0.92% per annum bonds due in September 2006	15,000	15,000	124,792
Unsecured 1.05% per annum bonds due in September 2007	15,000	15,000	124,792
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	—	5,000	41,597
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	—	5,000	41,597
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	—	5,000	41,597
Unsecured loans from banks due serially to 2005 with interest rates ranging from 1.46% to 3.64% and from 1.46% to 1.68% per annum at March 31, 2002 and 2003	2,838	540	4,494

Total long-term debt	47,838	60,540	503,661
Less: current portion	(2,585)	(40)	(333)

Long-term debt, non-current portion	¥45,253	¥60,500	$503,328

Unsecured long-term loans from banks included loans denominated in U.S. dollars amounting to $2,400 thousand (¥320 million) at March 31, 2002 while Konami did not have any long-term loans denominated in foreign currencies at March 31, 2003. At March 31, 2002 and 2003, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

Konami had unused committed lines of credit amounting to ¥12,000 million ($99,834 thousand) with certain financial institutions at March 31, 2002 and 2003. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2001, 2002 and 2003 amounted to ¥20 million, ¥18 million and ¥18 million ($149 thousand), respectively.

The aggregate annual maturities of long-term debt outstanding at March 31, 2003 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2004	¥40	$333
2005	500	4,161
2006	15,000	124,792
2007	20,000	166,389
2008	20,000	166,389
Thereafter	5,000	41,597

12.    Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 20 years.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

At March 31, 2002 and 2003, the amounts of assets and related accumulated depreciation included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Tools, furniture and fixtures, at cost	¥10,564	¥8,760	$72,879
Accumulated depreciation	(5,763)	(4,710)	(39,185)

Net leased property	¥4,801	¥4,050	$33,694

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2004	¥1,884	¥2,570	$15,674	$21,381
2005	1,299	2,530	10,807	21,048
2006	959	2,449	7,978	20,374
2007	648	2,296	5,391	19,102
2008	199	2,144	1,656	17,837
Thereafter	21	18,878	175	157,055

Total minimum lease payments	5,010	¥30,867	41,681	$256,797

Less: amount representing interest (rates ranging from 1.548% to 7.584% per annum)	221		1,839

Present value of net minimum lease payments	4,789		39,842
Less: current portion	1,775		14,767

Non-current portion	¥3,014		$25,075

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2001, 2002 and 2003 totaled ¥1,216 million, ¥14,361 million and ¥16,439 million ($136,764 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations.

13.    Gain on Sale of Subsidiary Shares

In August 2000, Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”), a consolidated subsidiary, completed its initial public offering in Japan. In such offering, Konami TYO issued 2,000,000 common shares at

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

a price of ¥3,030 per share, which was in excess of the Company’s carrying amount of Konami TYO shares. As a result of such share issuance, the Company’s interest in Konami TYO decreased from 85.0% to 69.6%, resulting in recognition of a gain of ¥3,948 million which was included in gain on sale of subsidiary shares in the accompanying consolidated statement of operations for the year ended March 31, 2001.

In February 2002, Konami Computer Entertainment Japan, Inc. (“Konami JPN”), a consolidated subsidiary, completed its initial public offering in Japan. In such offering, Konami JPN issued 2,000,000 common shares at a price of ¥3,572 per share, which was in excess of the Company’s carrying amount of Konami JPN shares. As a result of such share issuance, the Company’s interest in Konami JPN decreased from 78.8% to 62.4%, resulting in recognition of a gain of ¥3,526 million which was included in gain on sale of subsidiary shares in the accompanying consolidated statement of operations for the year ended March 31, 2002.

During the year ended March 31, 2002, the Company sold a portion of shares of Konami TYO for ¥1,797 million in the market. The sale resulted in a gain of ¥1,129 million. As a result of the sale of such shares, the Company’s interest in Konami TYO decreased from 69.6% to 62.1%.

In May 2002, Konami entered into an agreement to sell its amusement facility operation business, which consisted of 18 amusement facilities and was a part of the Other segment, to a third-party purchaser. Revenue from such business for the year ended March 31, 2002 was ¥6,779 million, representing approximately 3% of the total consolidated revenue of Konami for the year. All respective assets and liabilities of the amusement facility operation business were transferred to a wholly-owned subsidiary of Konami, KAO Co., Ltd., which was established to facilitate the sale. The sale was closed on May 31, 2002 for ¥2,239 million ($18,627 thousand), resulting in recognition of a gain of ¥552 million ($4,592 thousand) in the accompanying consolidated statement of operations for the year ended March 31, 2003.

14.    Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and the local income tax rate of 12%, net of national tax benefit, which in the aggregate resulted in a statutory income tax rate of approximately 42% for the years ended March 31, 2001, 2002 and 2003. On March 24, 2003, Japanese Diet approved the Amendments to Local Tax Law, which will reduce the standard tax rates for the income-based business tax, as well as add business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be reduced to approximately 40% effective for the years beginning on or after April 1, 2004, which is used to provide deferred tax assets and liabilities for the temporary differences that are expected to reverse in the years under the reduced rate.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

The income (loss) before income taxes, minority interest and equity in income (loss) of affiliates companies (“Income (loss) before income taxes”) and income tax expense (benefit) for the years ended March 31, 2001, 2002 and 2003 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Income (loss) before income taxes:
Japanese	¥31,854	¥(8,134)	¥(74,791)	$(622,221)
Foreign	8,981	30,812	52,695	438,394

	¥40,835	¥22,678	¥(22,096)	$(183,827)

Income taxes—Current:
Japanese	¥20,743	¥15,505	¥13,649	$113,552
Foreign	159	1,771	1,263	10,508

	¥20,902	¥17,276	¥14,912	$124,060

Income taxes—Deferred:
Japanese	¥(1,699)	¥(5,609)	¥(8,726)	$(72,596)
Foreign	—	—	—	—

	¥(1,699)	¥(5,609)	¥(8,726)	$(72,596)

The significant components of income taxes for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥19,203	¥11,667	¥5,531	$46,015
Provision for income tax on investments in affiliated companies	—	—	655	5,449
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(19)	(135)	73	608

Income taxes before minority interest and equity in net income (loss) of affiliated companies	¥19,184	¥11,532	¥6,259	$52,072

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2001	2002	2003
Statutory tax rate	42.0%	42.0%	(42.0)%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	2.0	3.5	4.2
Amortization / Impairment of goodwill	0.1	3.6	69.8
Change in Valuation allowance	3.0	3.1	(5.3)
Change in income tax rate	—	—	(1.7)
Provision for investments in affiliates	—	—	3.0
Other—net	(0.1)	(0.7)	(0.0)
Effective income tax rate	47.0%	51.5%	28.0%

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Deferred tax assets:
Accrued enterprise taxes	¥1,100	¥1,205	$10,025
Accrued expenses	753	2,393	19,909
Liability for retirement benefits	1,538	1,290	10,732
Allowance for doubtful accounts	3,066	2,807	23,353
Inventories	6,762	9,125	75,915
Net operating loss carryforwards	7,390	6,283	52,271
Property and equipment basis differences	1,418	1,021	8,494
Other	1,112	1,355	11,273

Gross deferred tax assets	23,139	25,479	211,972
Less valuation allowance	(9,232)	(7,988)	(66,456)

Total deferred tax assets	13,907	17,491	145,516
Deferred tax liabilities:
Intangible assets	(24,922)	(18,693)	(155,516)
Gain on sales of subsidiary shares	(3,588)	(3,477)	(28,927)
Investments in affiliates	—	(655)	(5,449)
Other	(422)	(700)	(5,823)

Gross deferred tax liabilities	(28,932)	(23,525)	(195,715)

Net deferred tax liabilities	¥(15,025)	¥(6,034)	$(50,199)

A valuation allowance is provided to reduce certain deferred tax assets with respect to certain deductible temporary differences and net operating loss carryforwards. Based on the level of historical taxable income and projections for future taxable income over the periods in which the net deductible temporary differences are expected to reverse, management believes it is more likely than not that Konami will realize the benefits of the deferred tax assets, net of the existing valuation allowance, at March 31, 2003. The net changes in the total valuation allowance for the years ended March 31, 2002 and 2003 were increase of ¥1,886 million and decrease of ¥1,244 million ($10,349 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2002 and 2003, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥7,034 million and ¥8,422 ($70,067 thousand), respectively, because Konami currently does not intend to repatriate such earnings and/or believes no material additional tax would result should they be repatriated to Konami.

At March 31, 2003, certain domestic subsidiaries had operating loss carryforwards aggregating approximately ¥2,018 million ($16,788 thousand), which expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2004	¥106	$882
2005	—	—
2006	338	2,812
2007	363	3,020
2008	1,211	10,074

Total	¥2,018	$16,788

U.S. subsidiaries had federal and state tax net operating loss carryforwards of approximately ¥ 14,040 million ($116,805 thousand) and ¥ 10,939 million ($91,007 thousand), respectively, which expire in varying amounts through the year 2021.

As the Company does not file a consolidated tax return by a parent company in Japan, certain portions of the above loss carryforwards may not be realizable.

15.    Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees determined by reference to their rate of pay at the time of termination, years of service and certain other factors. Konami also has a fixed annual compensation system under which employees are to receive all compensation currently during their employment, thereby eliminating separate severance and retirement benefits upon their termination or retirement. Employees become eligible to participate in such compensation system generally after three years of service. An eligible employee can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2001, 2002 and 2003 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Service cost—benefits earned during the year	¥178	¥345	¥324	$2,696
Interest cost on projected benefit obligation	24	83	79	657
Expected return on plan assets	(69)	(94)	(53)	(441)
Recognized actuarial (gain) loss	(12)	(7)	7	58
Amortization of prior service cost	—	—	(14)	(116)

Net periodic cost	¥121	¥327	¥343	$2,854

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

The reconciliations of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Change in benefit obligation:
Benefit obligation, beginning of year	¥2,982	¥3,305	$27,496
Service cost	345	324	2,696
Interest cost	83	79	657
Effect of acquisition	23	49	407
Actuarial gain	(60)	(204)	(1,697)
Amendments	—	(164)	(1,364)
Benefits paid	(68)	(72)	(599)

Benefit obligation, end of year	¥3,305	¥3,317	$27,596

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,107	¥2,006	$16,689
Actual return on plan assets	(359)	(279)	(2,321)
Employer contribution	282	561	4,667
Benefits paid	(24)	(29)	(241)

Fair value of plan assets, end of year	2,006	2,259	18,794

Funded status	(1,299)	(1,058)	(8,802)
Unrecognized actuarial gain (loss)	178	299	2,488
Unrecognized prior service cost	—	(150)	(1,248)

Net amount recognized	¥(1,121)	¥(909)	$(7,562)

	2001	2002	2003
Weighted-average assumptions:
Discount rate	3.3%	2.9%	1.9%
Assumed rate of increase in future compensation levels	2.6%	2.4%	3.1%
Expected long-term rate of return on plan assets	4.7%	4.7%	2.7%

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥445 million, ¥545 million and ¥929 ($7,729 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, and were recorded as costs and expenses in the consolidated statements of operations.

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,486 million and ¥1,436 million ($11,947 thousand) at March 31, 2002 and 2003, respectively, which is included in Accrued pension and severance costs in the accompanying consolidated balance sheets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

16.    Shareholders’ Equity

Dividends

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2003, the retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥8,439 million ($70,208 thousand).

The Code, as amended effective October 1, 2001, provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital.

Stock Split

On May 19, 2000, the Company completed a 2-for-1 stock split by means of a free share issuance and issued 56,868,783 shares to the shareholders of record on March 31, 2000. Accordingly, the historical number of common shares outstanding, the number of common shares issued, the weighted-average number of common shares outstanding and per share data in the accompanying consolidated financial statements have been retroactively adjusted giving effect to such stock split.

Stock-based Compensation Plan

On June 27, 1997, the Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 34,000 common shares to the Company’s 10 directors and an aggregate of up to 76,000 shares to 151 employees at an exercise price of ¥1,565 per share. These subscription rights were exercisable from April 1, 1998 through March 31, 2001. Konami accounted for the subscription rights according to APB No. 25 and FIN No. 44 and recorded no compensation expense as there was no intrinsic value to the subscription rights at the date of grant. All subscription rights had been exercised, including 30,000 shares during the years ended March 31, 2001, prior to their expiration.

On June 29, 2000, the board of directors and shareholders of Konami Computer Entertainment Osaka, Inc. (“Konami OSA”) approved a subscription-rights option plan and the grant of subscription rights for directors and employees of Konami OSA (“OSA Plan 2000”) exercisable for an aggregate of up to 47,250 shares at an exercise price of ¥1,160 per share. Subscription rights for 47,250 ordinary shares were granted under OSA Plan 2000. Those subscription rights will vest on August 4, 2003 and will expire on August 2, 2005. During the years ended March 31, 2001, 2002 and 2003, 3,750 shares, 5,250 shares and 4,250 shares, respectively, expired under OSA Plan 2000. Konami OSA completed a 2.5-for-1 stock split by means of a free share issuance on May 20, 2002. The above information reflects the effect from the stock split.

On June 28, 2001, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 113,300 ordinary shares of Konami TYO at an exercise price of ¥1,779 per share to directors and employees of Konami TYO (“TYO Plan 2001”). Subscription rights for 105,050 ordinary shares were granted under TYO Plan 2001. Those subscription rights

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

will vest in four installments beginning on July 1, 2004 through April 1, 2006 and will expire on June 30, 2006. During the year ended March 31, 2003, 2,200 shares expired under TYO Plan. Konami TYO declared 10% stock dividends on May 20, 2002. The above information reflects the effect from the stock dividends.

On June 18, 2002, Konami OSA’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 72,200 ordinary shares of Konami OSA at an exercise price of ¥1,182 per share to directors and employees of Konami OSA (“OSA Plan 2002”). Subscription rights for 72,200 shares were granted under OSA Plan 2002. Those subscription rights will vest on July 1, 2005 and will expire on June 30, 2007. None of those subscription rights have expired under OSA Plan 2002.

On June 19, 2002, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 47,300 ordinary shares of Konami TYO at an exercise price of ¥1,670 per share to directors and employees of Konami TYO (“TYO Plan 2002”). Subscription rights for 47,300 shares were granted under the TYO Plan 2002. Those subscription rights will vest in four installments beginning on July 1, 2005 through April 1, 2007 and will expire on March 31, 2006 through June 30, 2007. None of those subscription rights have expired under TYO Plan 2002.

On June 20, 2002, the Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 2,200,000 common shares to Konami’s directors and employees at an exercise price of ¥3,640 per share (“Parent Plan 2002”). Subscription rights for 1,787,900 shares were granted under Parent Plan 2002. These subscription rights will vest in three equal installments beginning on July 1, 2004 through July 1, 2006 and will expire on June 30, 2005 through June 30, 2007. During the year ended March 31, 2003, 22,600 shares expired under Parent Plan 2002.

On June 21, 2002, Konami JPN’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 110,000 ordinary shares of Konami JPN at an exercise price of ¥1,739 per share to directors and employees of Konami JPN (“JPN Plan 2002”). Subscription rights for 110,000 shares were granted under JPN Plan 2002. Those subscription rights will vest on July 1, 2004 and will expire on June 30, 2007. None of those subscription rights have expired under JPN Plan 2002.

Under Konami’s plans described above, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations. After the initial grant of subscription rights under these plans, no additional subscription rights were granted, none of the subscription rights were exercised and none of the subscription rights were exercisable at March 31, 2003.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Konami has accounted for the subscription rights granted under those plans according to APB No. 25 and FIN No. 44 and has recorded no compensation charge as there was no intrinsic value to the subscription rights at the date of grant based on the market value of the respective stock. The fair value of the subscription rights granted was determined using the Black-Scholes option-pricing model under the assumptions described below:

	2001	2002	2003
OSA Plan 2000:
Risk-free interest rate	0.76%	0.76%	0.76%
Expected life	4.53 years	4.53 years	4.53 years
Expected dividends	3.04%	3.04%	3.04%
Expected volatility	87.49%	87.49%	87.49%
Weighted-average fair value	¥156,791	¥156,791	¥156,791
TYO Plan 2001:
Risk-free interest rate	—	0.52%	0.52%
Expected life	—	4.44 years	4.44 years
Expected dividends	—	2.43%	2.43%
Expected volatility	—	53.27%	53.27%
Weighted-average fair value	—	¥473	¥473
OSA Plan 2002:
Risk-free interest rate	—	—	1.48%
Expected life	—	—	4.26 years
Expected dividends	—	—	4.26%
Expected volatility	—	—	68.75%
Weighted-average fair value	—	—	¥384
TYO Plan 2002:
Risk-free interest rate	—	—	1.48%
Expected life	—	—	3.81 years
Expected dividends	—	—	6.53%
Expected volatility	—	—	50.87%
Weighted-average fair value	—	—	¥282
Parent Plan 2002:
Risk-free interest rate	—	—	1.57%
Expected life	—	—	3.71 years
Expected dividends	—	—	1.74%
Expected volatility	—	—	54.88%
Weighted-average fair value	—	—	¥1,015
JPN Plan 2002:
Risk-free interest rate	—	—	1.48%
Expected life	—	—	4.26 years
Expected dividends	—	—	5.07%
Expected volatility	—	—	31.53%
Weighted-average fair value	—	—	¥173

Treasury Stock Transactions

The Company’s board of directors approved a plan to purchase up to 5 million shares of the Company’s common stock in October 2001. In addition to this, in April 2002 the Company’s board of directors approved a plan to purchase additional 2 million shares, total up to 7 million shares. Under these plans, the Company repurchased 4,256,800 shares for ¥15,000 million ($124,792 thousand) during the period from November 2001 to

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

March 2002 and 2,000,000 shares for ¥5,509 million ($45,832 thousand) during the period from April 2002 to June 2002. As the Japanese commercial code was amended, the Company’s shareholders approved new plan in June 2002 to purchase up to 9 million shares, which superseded the above plans approved by the Company’s board in October 2001 and April 2002 and subsequently, the Company repurchased 1,989,900 shares for ¥5,135 million ($42,720 thousand) up to March 31, 2003 from June 2002. For the years ended March 31, 2002 and 2003, there were no shares reissued. When treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance will be charged to retained earnings.

17.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2001, 2002 and 2003 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Foreign currency translation adjustments:
Balance, beginning of year	¥(392)	¥48	¥757	$6,298
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	440	709	85	707

Balance, end of year	¥48	¥757	¥842	$7,005

Net unrealized gains (losses) on securities available-for-sale:
Balance, beginning of year	¥4	¥(22)	¥(211)	$(1,755)
Net decrease	(26)	(189)	159	1,322

Balance, end of year	¥(22)	¥(211)	¥(52)	$(433)

Total accumulated other comprehensive income:
Balance, beginning of year	¥(388)	¥26	¥546	$4,543
Adjustments for the year	414	520	244	2,029

Balance, end of year	¥26	¥546	¥790	$6,572

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2001
Foreign currency translation adjustments	¥440	¥—	¥440
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(45)	19	(26)
Less: reclassification adjustment for (gains) or losses included in net income	—	—	—

Net unrealized losses	(45)	19	(26)

Other comprehensive income (loss)	¥395	¥19	¥414

2002
Foreign currency translation adjustments	¥709	¥—	¥709
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(370)	155	(215)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	46	(20)	26

Net unrealized losses	(324)	135	(189)

Other comprehensive income	¥385	¥135	¥520

2003
Foreign currency translation adjustments	¥85	¥—	¥85
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(21)	30	9
Less: reclassification adjustment for (gains) or losses included in net income (loss)	253	(103)	150

Net unrealized losses	232	(73)	159

Other comprehensive income	¥317	¥(73)	¥244

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2003
Foreign currency translation adjustments	$707	$—	$707
Net unrealized gains on available-for-sale securities:
Unrealized losses arising during the year	(175)	249	74
Less: reclassification adjustment for (gains) or losses included in net income (loss)	2,105	(857)	1,248

Net unrealized losses	1,930	(608)	1,322

Other comprehensive income	$2,637	$(608)	$2,029

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

18.    Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2002 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Forward exchange contracts:
To sell foreign currencies	¥6,793	¥10,484	$87,221

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency losses of ¥113 million, ¥49 million and ¥147 million ($1,223 thousand) arising from these forward exchange contracts at March 31, 2001, 2002 and 2003, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of operations. Foreign exchange net gains and (losses), including those on these forward exchange contracts, for the years ended March 31, 2001, 2002 and 2003 were ¥(218) million, ¥335 million and ¥450 million ($3,744 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2003 on fair value of those forward exchange contracts have not been significant as of the reporting date.

19.    Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

The estimated fair values of Konami’s financial instruments at March 31, 2002 and 2003 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2002		2003		2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥204	¥204	¥189	¥189	$1,572	$1,572
Long-term debt, including current installments	(47,838)	(45,329)	(60,540)	(59,163)	(503,661)	(492,205)
Derivatives:
Foreign exchange forward contracts:
Assets	8	8	18	18	150	150
Liabilities	(57)	(57)	(165)	(165)	(1,373)	(1,373)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

20.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Cash paid during the year for:
Interest	¥899	¥691	¥886	$7,371
Income taxes	18,875	19,010	17,117	142,404
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	105,589	30,849	688	5,724
Liabilities assumed	(47,032)	(29,048)	(239)	(1,989)
Goodwill	37,064	1,772	—	—
Minority interest	(26,965)	(4,265)	—	—
Cash paid, net of cash acquired	68,656	(692)	449	3,735
Cash sale of all shares in a subsidiary:
Assets transferred	—	—	2,018	16,789
Liabilities transferred	—	—	(489)	(4,068)
Gain on sale of subsidiary shares	—	—	552	4,592
Cash proceeds received, net of cash transferred	—	—	2,081	17,313
Property acquired under capital leases during the year	2,476	1,923	3,296	27,421

21.    Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Konami operates on a worldwide basis principally with the following five business segments:

•	Computer & Video Games (former Consumer Software)—production and sale of home-use video game software

•	Exercise Entertainment (former Health and Fitness)—operation of health and fitness clubs

•	Toy & Hobby (former Character Products)—production and sale of character related products

•	Amusement (former Amusement Content)—manufacture and sale of amusement arcade games and token-operated games

•	Gaming (former Gaming Content)—manufacture and sale of gaming machines for overseas market

“Other” includes operations of amusement facility and real estate management services provided primarily to subsidiaries.

During the year ended March 31, 2003, Konami renamed each of its business segments in order to clarify the operations of each segment. Former “Consumer Software” became “Computer & Video Games”, former “Health and Fitness” became “Exercise Entertainment”, former “Character Products” became “Toy & Hobby”, former “Amusement Content” became “Amusement” and former “Gaming Content” became “Gaming”.

In May 2002, Konami sold its amusement facility operation business, which was a part of the Other segment, to a third-party purchaser.

In the fourth quarter ended March 31, 2003, Konami transferred its fitness equipment business from the Amusement segment to the Exercise Entertainment segment and its token-operated game machine business from the Gaming segment to the Amusement segment. In accordance with these changes, results for the previous fiscal years have been reclassified to conform to the presentation for the year ended March 31, 2003.

The following table summarizes revenue, operating income (loss), total assets, depreciation and amortization and capital expenditures by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP for fiscal periods beginning after March 31, 2002. Such reports were previously prepared based on Japanese GAAP. Accordingly, results for the previous fiscal years have been restated based on U.S. GAAP.

a .    Operations in Different Industries

(1) Revenue and operating income (loss)

Year Ended March 31, 2001	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥59,176	¥4,732	¥60,526	¥39,880	¥425	¥6,742	¥171,481	—	¥171,481
Intersegment	1,711	452	64	621	—	2,135	4,983	¥(4,983)	—

Total	60,887	5,184	60,590	40,501	425	8,877	176,464	(4,983)	171,481
Operating expenses	53,774	5,424	30,230	30,475	3,163	8,896	131,962	1,608	133,570

Operating income (loss)	¥7,113	¥(240)	¥30,360	¥10,026	¥(2,738)	¥(19)	¥44,502	¥(6,591)	¥37,911

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Year Ended March 31, 2002	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥88,762	¥65,619	¥25,213	¥36,649	¥3,063	¥6,274	¥225,580	—	¥225,580
Intersegment	1,367	31	388	1,269	—	2,623	5,678	¥(5,678)	—

Total	90,129	65,650	25,601	37,918	3,063	8,897	231,258	(5,678)	225,580
Operating expenses	71,777	70,273	18,400	29,318	5,789	9,241	204,798	2,695	207,493

Operating income (loss)	¥18,352	¥(4,623)	¥7,201	¥8,600	¥(2,726)	¥(344)	¥26,460	¥(8,373)	¥18,087

Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657	—	¥253,657
Intersegment	1,585	88	61	1,200	—	3,398	6,332	¥(6,332)	—

Total	87,476	78,525	45,948	34,305	8,215	5,520	259,989	(6,332)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	6,330	272,494	3,033	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(810)	¥(12,505)	¥(9,365)	¥(21,870)

Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$714,567	$652,554	$381,755	$275,417	$68,344	$17,654	$2,110,291	—	$2,110,291
Intersegment	13,186	732	508	9,983	—	28,270	52,679	$(52,679)	—

Total	727,753	653,286	382,263	285,400	68,344	45,924	2,162,970	(52,679)	2,110,291
Operating expenses	611,389	1,064,368	243,918	224,917	69,750	52,663	2,267,005	25,233	2,292,238

Operating income (loss)	$116,364	$(411,082)	$138,345	$60,483	$(1,406)	$(6,739)	$(104,035)	$(77,912)	$(181,947)

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, sales of hardware and components from Amusement to Computer & Video Games and Exercise Entertainment, and administrative services provided by shared-service subsidiaries included in Other. Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and expenses for corporate headquarters.

As discussed in Note 7, an impairment charge of ¥47,599 million ($395,998 thousand) for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2001	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Depreciation and amortization	¥1,261	¥925	¥76	¥718	¥53	¥1,550	¥4,583	¥524	¥5,107
Capital expenditures	1,846	71,357	264	753	94	1,815	76,129	1,469	77,598

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Year Ended March 31, 2002	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Assets	¥72,181	¥152,705	¥7,843	¥28,268	¥6,648	¥25,287	¥292,932	¥35,159	¥328,091
Depreciation and amortization	2,311	9,923	116	817	296	1,375	14,838	622	15,460
Capital expenditures	2,400	11,355	81	712	2,998	2,607	20,153	528	20,681
Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Millions of Yen)
Assets	¥79,494	¥102,433	¥11,759	¥23,240	¥10,513	¥18,980	¥246,419	¥31,831	¥278,250
Depreciation and amortization	1,774	7,736	60	789	419	376	11,154	825	11,979
Capital expenditures	838	6,868	555	272	258	3,690	12,481	5,438	17,919
Year Ended March 31, 2003	Computer & Video Games	Exercise Entertain- ment	Toy & Hobby	Amusement	Gaming	Other	Total	Eliminations and Corporate	Consolidated
	(Thousands of U.S. Dollars)
Assets	$661,348	$852,188	$97,829	$193,344	$87,463	$157,903	$2,050,075	$264,817	$2,314,892
Depreciation and amortization	14,758	64,360	499	6,564	3,486	3,128	92,795	6,864	99,659
Capital expenditures	6,972	57,138	4,617	2,263	2,147	30,699	103,836	45,241	149,077

Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets. Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment, including those acquired in acquisitions of businesses.

b.    Operations in Geographic Areas

Year Ended March 31, 2001	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥153,269	¥8,499	¥8,172	¥1,541	¥171,481	—	¥171,481
Intersegment	11,911	398	2	42	12,353	¥(12,353)	—

Total	165,180	8,897	8,174	1,583	183,834	(12,353)	171,481
Operating expenses	119,043	12,156	7,515	1,633	140,347	(6,777)	133,570

Operating income (loss)	¥46,137	¥(3,259)	¥659	¥(50)	¥43,487	¥(5,576)	¥37,911

Year Ended March 31, 2002	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Assets	¥323,470	¥7,779	¥16,897	¥3,474	¥351,620	¥(23,529)	¥328,091

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

Year Ended March 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

Year Ended March 31, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,517,013	$397,080	$135,582	$60,616	$2,110,291	—	$2,110,291
Intersegment	421,548	6,697	225	4,209	432,679	$(432,679)	—

Total	1,938,561	403,777	135,807	64,825	2,542,970	(432,679)	2,110,291
Operating expenses	2,151,007	391,947	124,101	51,880	2,718,935	(426,697)	2,292,238

Operating income (loss)	$(212,446)	$11,830	$11,706	$12,945	$(175,965)	$(5,982)	$(181,947)

Assets	$2,309,792	$156,298	$114,101	$35,616	$2,615,807	$(300,915)	$2,314,892

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

As discussed in Note 7, an impairment charge of ¥47,599 million ($395,998 thousand) for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

22.    Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥607 million ($5,050 thousand) as of March 31, 2003.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2001, 2002 and 2003—(Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2001
Allowance for doubtful accounts
Trade accounts receivable	¥491	¥141	¥103	¥529

2002
Allowance for doubtful accounts
Trade accounts receivable	¥529	¥240	¥133	¥636
Lease deposits	¥—	¥4,137	¥—	¥4,137

2003
Allowance for doubtful accounts
Trade accounts receivable	¥636	¥429	¥89	¥976
Lease deposits	¥4,137	¥—	¥—	¥4,137

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2003
Allowance for doubtful accounts
Trade accounts receivable	$5,291	$3,569	$740	$8,120
Lease deposits	$34,417	$—	$—	$34,417

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

By:	/s/ NORIAKI YAMAGUCHI
Name:	Noriaki Yamaguchi
Title:	Representative Director and Chief Financial Officer

Date:	July 31, 2003

CERTIFICATION

I, Kagemasa Kozuki, certify that:

1.	I have reviewed this annual report on Form 20-F of Konami Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 31, 2003

/s/ KAGEMASA KOZUKI
Kagemasa Kozuki
Representative Director, Chairman of the Board and Chief Executive Officer

CERTIFICATION

I, Noriaki Yamaguchi, certify that:

1.	I have reviewed this annual report on Form 20-F of Konami Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 31, 2003

/s/ NORIAKI YAMAGUCHI
Noriaki Yamaguchi
Representative Director and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)

2.1	— Specimen common stock certificates of the registrant (English translation)

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt*

8.1	— List of subsidiaries of the registrant

*	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.