Form 20-F
period 2004-03-31
KONAMI CORP
filed 2004-07-22
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 1-31452

Konami Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

KONAMI CORPORATION

(Translation of registrant’s name into English)

4-1, Marunouchi 2-chome, Chiyoda-ku,
Tokyo 100-6330
Japan	Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock[1]	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2004, 120,483,252 shares of common stock were outstanding, including 246,400 shares represented by 246,400 American Depositary Shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:     Item 17  ☐    Item 18  ☒

[1]	Not for trading, but only in connection with the listing of American Depositary Shares, each representing one share of common stock.

As used in this annual report, references to “Konami” are to KONAMI CORPORATION and references to “we”, “our” and “us” are to KONAMI CORPORATION and its subsidiaries except as the context otherwise requires.

As used in this annual report, “fiscal 2004” refers to our fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner.

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2000 through 2004. The data for the fiscal years ended March 31, 2001 through 2004 in the first table is derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. The data for the fiscal years ended March 31, 2000 through 2002 in the second table is derived from our audited consolidated financial statements prepared in accordance with Japanese GAAP. We have not prepared consolidated financial statements in accordance with Japanese GAAP for any period after March 31, 2002. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2001 (1)	2002	2003	2004	2004
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥171,481	¥225,580	¥253,657	¥273,412	$2,586,924
Cost of revenues	103,068	154,651	174,879	179,182	1,695,355
Impairment charge for goodwill and other intangible assets (2)	—	—	47,599	—	—
Selling, general and administrative expenses	30,502	52,842	53,049	53,517	506,358

Operating income (loss)	37,911	18,087	(21,870)	40,713	385,211

Other income (expenses), net	2,924	4,591	(226)	(606)	(5,733)

Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies	40,835	22,678	(22,096)	40,107	379,478
Income taxes	19,203	11,667	6,186	18,035	170,641
Minority interest in income (loss) of consolidated Subsidiaries	420	364	(1,051)	2,220	21,004
Equity in net income (loss) of affiliated companies	356	755	(1,288)	252	2,384

Net income (loss)	¥21,568	¥11,402	¥(28,519)	¥20,104	$190,217

Basic and diluted net income (loss) per share	¥189.04	¥89.32	¥(234.58)	¥166.86	$1.58
Cash dividends per share	¥54.00	¥54.00	¥46.00	¥62.00	$0.59

Balance Sheet Data:
Total current assets	¥124,852	¥142,055	¥136,705	¥152,766	$1,445,416
Total assets	293,830	328,091	278,250	294,497	2,786,423
Total current liabilities	80,350	79,548	71,774	72,799	688,798
Total long-term liabilities	36,754	77,637	87,215	92,160	871,984
Total shareholders’ equity	145,151	134,990	90,406	102,129	966,308

(1)

In February 2001, we acquired 54.64% of the issued and outstanding shares of PEOPLE CO., LTD.., a health and sports club operator in Japan, for total cash consideration of ¥69,415 million. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date.

(2)	Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Approximately ¥36,717 million of this loss related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts. Under U.S. GAAP, impairment loss is treated as an operating expense.

Selected Financial Data Prepared in Accordance with Japanese GAAP

	Fiscal year ended/as of March 31,
	2000	2001 (1)	2002	2002
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥146,667	¥171,481	¥225,580	$1,692,908
Cost of revenues	90,755	103,210	154,371	1,158,507
Selling, general and administrative Expenses	24,973	29,625	44,332	332,698

Operating income	30,939	38,646	26,877	201,703

Other income (expenses), net	3,471	946	2,322	17,426

Income before income taxes minority interest (2)	34,410	39,592	29,199	219,129
Income taxes	15,650	17,307	13,248	99,422
Minority interest in income of consolidated subsidiaries	415	503	2,378	17,846

Net income	¥18,345	¥21,782	¥13,573	$101,861

Net income per share—basic (3)	¥164.26	¥190.91	¥107.24	$0.80
Net income per share—diluted (3)	¥163.33	¥190.91	¥107.24	$0.80
Cash dividends per share	¥97.00	¥54.00	¥54.00	$0.41

Balance Sheet Data:
Total current assets	¥102,953	¥125,278	¥142,133	$1,066,664
Total assets	136,081	250,023	290,148	2,177,471
Total current liabilities	46,647	77,571	75,645	567,692
Total long-term liabilities	16,348	8,554	53,111	398,582
Total shareholders’ equity	70,844	149,875	141,298	1,060,398

(1)	In February 2001, we acquired 54.64% of the issued and outstanding shares of PEOPLE CO., LTD.., a health and sports club operator in Japan, for total cash consideration of ¥69,415 million. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date.
(2)	Under Japanese GAAP, income before income taxes includes equity in net income/losses of affiliated companies.
(3)	Net income per share information is calculated by dividing net income by the weighted average number of shares outstanding during the relevant period after adjusting to reflect the stock splits by way of free distributions made on May 20, 1999 and May 19, 2000.

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

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥105.69 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2004, the last business day prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18

Calendar year 2004
January	107.17	105.52	106.27	105.84
February	109.59	105.36	106.71	109.26
March	112.12	104.18	108.52	104.18
April	110.37	103.70	107.66	110.37
May	114.30	108.50	112.20	110.18
June	111.27	107.10	109.43	109.43

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 12, 2004, the noon buying rate was ¥108.24 per $1.00.

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

Important risks and factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in this Item 3.D or elsewhere in this annual report and include, without limitation:

•	our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences;

•	changes in economic conditions affecting our operations or the way that individuals choose to spend their leisure time;

•	our ability to successfully expand internationally with a focus on our Computer & Video Games business, Toy & Hobby business and Gaming business;

•	our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business;

•	regulatory developments and changes, in particular in the gaming industry, and our ability to respond and adapt to those changes; and

•	our expectations with regard to further acquisitions and the integration of any companies we may acquire.

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

The markets for Toy & Hobby products, video game software, arcade games, token-operated games, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of software for handheld and home game consoles, amusement arcade games, token-operated games and gaming machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

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

A decline in consumer spending due to unfavorable economic conditions could hinder sales of our products.

Our product sales are affected by customer’s ability and desire to spend disposable income on the purchase of our products. Any significant downturn in general economic conditions which results in a reduction in consumers’ discretionary spending could reduce demand especially for entertainment and health-oriented products and services like ours and may harm our business. Such industry downturns have been, and may continue to be, characterized by diminished product demand and subsequent erosion of average selling prices.

Our performance may be vulnerable to rapidly changing consumer preferences.

Sales of our products depend substantially on how consumers decide to spend their money. Many of our markets are characterized by rapidly changing trends and fads, and frequent innovations and improvements are necessary to maintain consumer interest. We compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using video game software, Toy & Hobby products, amusement arcade games, token-operated games and gaming machines and more time using the Internet or otherwise choose to engage in other forms of entertainment and leisure activities. Our financial performance may be harmed if we are unable to successfully adapt our products and services to these changing trends and fads.

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

Our quarterly operating results also may be materially impacted by other factors, including the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title. Also, many of our products are in the greatest demand in December and January, particularly at the end and beginning of the year and, to a lesser extent, in August (summer vacation) and in March (spring vacation), in decreasing order. This trend is explained as these months correspond to the periods of children’s school holidays and it is customary in Japan to buy toys as Christmas and New Year presents in December and January. Additionally, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Nintendo and Microsoft.

Inability to procure commercially valuable intellectual property licenses may prevent product releases or result in reduced product sales.

We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. For example, our products often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as FIFPro Foundation. We have also acquired content licenses from Japanese sports organizations such as the Japan Professional Baseball League, the Japan Professional Soccer League, or J-League, and the Japan Football Association. In addition, we have obtained content licenses from various companies, including Disney Interactive, Inc., Vivendi Universal Games, Inc. Nihon Ad Systems Inc., Kodansha, Shogakukan Production Co., Ltd., Mirage Licensing, Inc. and 4KIDS Entertainment Inc.

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

Existing or future infringement claims against us may result in costly litigation or require us to obtain a license for the proprietary rights of third parties, which could have a negative impact on our results of operations. As the number of our products increases and the features and content of these products continue to overlap, we increasingly become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement.

From time to time, third parties have asserted that some of our products infringed their proprietary rights. These infringement claims have sometimes resulted in litigation against us. For example, in game software featuring sports such as baseball and soccer, we use individual names and images of professional players, team names, logos and uniforms. Although we have obtained licenses to use them from organizations and agents which manage the rights of the professional players and the teams, in the event agreements change or any disputes arise among the professional players, the teams and organizations or agents which manage their rights, it is possible that such professional players, teams, organizations or agents might bring a lawsuit against us to suspend manufacturing and sales of the relevant game software. Such a lawsuit may be time consuming and expensive to defend.

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

Our video game software products, amusement arcade games, token-operated games, gaming machines, pachinko liquid crystal display, and exercise equipment are complex and may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

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

While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the video game software, amusement arcade machine, gaming machine and sports club industries continue to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or investments on terms acceptable to us or such an acquisition or investment may not enhance our business or may decrease rather than increase our earnings. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.

Our business and financial results could be negatively impacted if we are unable to attract additional qualified employees or retain the services of key employees, the loss of whom could have a material adverse effect on our business.

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

Factors specific to international trade may result in reduced revenues and/or increased costs.

Approximately 78.7% of our net revenues during fiscal 2002, 71.9% of our net revenues during fiscal 2003 and 64.5% of our net revenues during fiscal 2004 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and Toy & Hobby business, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and 20s, the traditional target market for our products and services including Computer & Video Games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to enter new markets such as sports clubs and expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining after 2007 and its demographic makeup is already aging considerably. According to government estimates released in March 2002, as of calendar year 2000, 17.4% of Japan’s population was aged 65 or over and this percentage is expected to reach 26.0% by 2015.

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

Also, when new game console platforms are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation and Nintendo 64 platforms were negatively affected by the platform transition from 32-bit and 64-bit to 128-bit game consoles such as Sony’s PlayStation 2, Nintendo’s GameCube and Microsoft’s Xbox. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, as occurred with Microsoft’s Xbox, we may experience lower-than-expected sales.

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

Our business, revenues and profits could be harmed if we are not able to respond in a timely manner to the increasing popularity of Internet-based games, including PS2, Xbox and PC games.

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over the Internet and, in Japan, on mobile phones. Although we are marketing mobile phone-based games and games downloadable using the online function of PlayStation 2, we are developing and testing but have not yet begun to sell a significant number of games for play over the Internet using either PlayStation 2, Xbox or a PC. If the Internet becomes a popular avenue for interactive software games, we will need to rapidly develop and release games for such media and to establish a profitable business model for these Internet-based games. If we are not able to respond in a timely manner to the increasing popularity of these games, our business, revenues and profits could be harmed.

Our video game software for both game consoles and amusement arcade games may be subject to governmental restrictions, rating systems or to legal claims regarding content.

Legislation is periodically introduced at the local, state and federal levels in the United States and in other countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in software products. In addition, many countries have laws that permit governmental entities to censor the content and advertising of software. Although there are no mandatory government-run rating systems in Japan, North America, Europe and Asian countries except China that are significant markets or potential markets for our products, governmental approval is required for software sales in China and such rating systems may be adopted elsewhere. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. Due to the uncertainties regarding these rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business.

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

Although neither the terrorist attacks in the United States of America in September 2001, the late 2001 bio-terrorist attacks on various organizations nor war against Iraq commenced in March 2003 involving terrorist attacks have had a material adverse effect on our business, operations or financial condition, we cannot assure you that future terrorist attacks or the response of governments to any future terrorist actions, would not negatively affect our business by requiring us to modify the content of our game software, which could result in expensive product recalls, reprogramming or delays in the release of future games.

Risks Relating to Our Video Game Machines, Token-Operated Game Machines and Pachinko LCD Units Business

Our results of operations may suffer if amusement arcade revenues and sales of arcade games and token-operated game machines continue to decline.

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Amusement arcade revenues and the sales of arcade games have been declining over the past several years, however, these have been bottomed out and recovering since last year. However, due to the development of full-scale home video game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with Internet and game functions, consumers now have increasing leisure alternatives outside of amusement arcades. As customer preferences diversify, fewer people may frequent the amusement arcades on which we depend for sales of our amusement arcade game software, amusement arcade games and token-operated game machines and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

If our games are not accepted in the competitive domestic market for video game machines and token-operated game machines for amusement arcades, our results of operations will suffer.

Our success as a manufacturer of video game machines and token-operated game machines is dependent upon numerous factors, including our ability to design, manufacture, market and service video game machines and token-operated game machines that achieve player acceptance while maintaining product quality and acceptable margins. In addition, we must compete against other large and well-established game manufacturers such as Sega Corporation and Namco Ltd. If any of these game manufacturers, or another competitor, develops popular video game machines or token-operated game machines for amusement arcades and installed these game machines in the same arcade floor space as our video games and token-operated game machines, our sales from the amusement arcade game and domestic token-operated game machine markets may decrease significantly.

We do not manufacture our own LCDs for pachinko machines and may not be able to obtain adequate supplies, which could cause delays or reduce profit margins.

Almost all of our revenues and profits from our pachinko LCD units business come from the sale of software that is integrated into LCD units. The manufacturing of LCDs is a complex process. We do not manufacture LCDs and, therefore, we rely on third parties to manufacture these products for us. We work with several contract suppliers who have the capabilities for the commercial manufacture of LCDs. While we believe that the business relations between us and our contract manufacturers are good, we cannot predict whether these manufacturers will meet our requirements for quality, quantity or timeliness for the manufacture of LCDs. Therefore, we may not be able to obtain supplies of LCDs on acceptable terms or in sufficient quantities, if at all.

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

Our ability to grow our business and operate profitably is substantially dependent upon the expansion of the gaming industry and factors that are beyond our control. These factors include, among others:

•	the pace of market expansion;

•	changes in gaming regulation; and

•	fluctuations in popularity of casino gaming.

An adverse change in any of these political, legal and other factors may negatively impact our results of operations.

Our failure to obtain or retain required gaming licenses could prevent us from expanding our market and prohibit us from generating revenue in certain jurisdictions.

In North America, the manufacture and distribution of gaming machines are subject to numerous federal, state, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in Arizona, California, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Mexico, New York, Oregon, West Virginia, Wisconsin, North Dakota, Idaho, Puerto Rico and the Canadian provinces of British Columbia, Ontario, Quebec and Saskatchewan due to our gaming machines business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we keep on developing lease participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

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

Regulatory authorities may require shareholders to submit to background investigations and respond to questions from regulatory authorities, and may deny a license or revoke our licenses based upon their findings. These licensing procedures and background investigations may inhibit potential investors from becoming significant shareholders.

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

A delay in operation of our new factory in the United States may cause problems in our production capacity and quality control, negatively affecting our revenues and growth.

In order to meet our increasing sales in the U.S. market, we will construct a new factory with increased production capacity in Las Vegas, Nevada and it is currently scheduled to start its operation by the end of fiscal 2005. It is possible that the operation of the new factory will be delayed due to natural disaster or delays in filing various applications concerning the construction and operation of the new factory. If there is a delay in operation of the new factory, we may not be able to maintain sufficient production capacity that can respond to an increase in orders and our performance may be negatively affected as a result.

Risks Relating to Our Health & Fitness Business

Our health & fitness business may not grow as we expect if we are not able to successfully develop and operate new club locations.

Our growth strategy depends in part on our ability to successfully develop and operate new club locations. The successful development of new clubs will depend on various factors, including our ability to:

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

If we are not able to achieve success with respect to the factors outlined above, the growth of our health & fitness business may be limited. We cannot assure you that we will be able to implement our growth strategy, open new clubs on a timely and cost-efficient basis or operate our new clubs profitably. Upon opening a new sports club, we often experience an initial period of club operating losses for the first twelve months, but this period can vary substantially depending on the individual club. Initial membership levels tend not to generate sufficient revenue for the club to generate positive earnings in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. These losses and lower margins may negatively impact our future results of operations.

A decline in membership levels of our sports clubs could have a negative effect on our business.

The performance of our sports clubs is dependent on our ability to attract and retain members, and we cannot assure you that we will be successful in these efforts, or that the membership levels at one or more of our clubs will not decline. Our members can cancel their club membership at the end of any month provided that they give advance notice by the tenth day of that month. Because members periodically cancel their membership, our total number of members will decline unless we are able to attract new members each month. There are numerous factors that could lead to a decline in membership levels at established clubs or that could prevent us from increasing our membership at newer clubs, including our reputation, our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, the public’s interest in sports and sports clubs and general economic conditions. As a result of these factors, we cannot assure you that our membership levels will be adequate to maintain or permit the expansion of our operations. In addition, a decline in membership levels may have a material adverse effect on our performance, financial condition and results of operations.

Failure to compete effectively in the sports club industry will have an adverse effect on our results of operations.

The sports club industry is highly competitive. We compete with other sports clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income of our target markets. We cannot assure you that we will be able to compete effectively in the future in the markets in which we operate. Competitors, which may include companies which are larger and have greater resources than us, may enter these markets to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the sports club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates, thereby increasing costs associated with expansion through both acquisitions, and lease negotiation and real estate availability.

Future claims—we could be subject to claims related to health risks at our clubs.

Use of our sports clubs and equipment poses some potential health risks to members or guests through exertion and use of our services and facilities including exercise equipment. We cannot assure you that a claim against us for death or injury suffered by members or their guests while exercising at a club will not be asserted, or that we would be able to successfully defend any such claim. We currently maintain general liability coverage but we cannot assure you that we will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims. A liability claim in excess of our insurance coverage would have to be paid out of cash and would harm our reputation in the industry.

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

We may be unable to get refunds of deposits and guarantee money relating to leases of land and buildings for the use of our sports club facilities.

We rent land and buildings when we open new sports clubs in many cases. Under lease agreements, we are often required to make deposits and provide guarantee money in order to provide a source of funds to offset owners’ damages if we were to default in payment of rent or to neglect to restore the property to its original state upon termination of the lease agreement. Accordingly, if we pay our rent and perform our restoration obligations as prescribed in the agreement, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property goes bankrupt before returning these funds, or if the owner otherwise is unable or unwilling to return these funds, we may not be able to obtain refunds of such deposits and guarantee money.

Risks Relating to the Shares and the ADSs

Our share price is volatile and shareholders may not be able to recoup their investment.

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock ranged from ¥1,535 to ¥3,980 during fiscal 2004.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of May 31, 2004, there were 120,482,828 shares of our common stock outstanding including 33,824,364 shares, representing 28.07% of our outstanding shares, beneficially owned by Mr. Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and Chief Executive Officer, and his affiliate holders Mrs. Yoko Kozuki, Kozuki Holding B.V., Kozuki Foundation for Higher Education, Kozuki Capital Corporation, Kozuki Foundation for Advanced Information Technology and Kozuki Foundation for Sports and Athletes. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 321,262,434 additional shares of common stock generally without any shareholder approval. In addition, as of May 31, 2004, we held 8,254,738 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

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

A.    History and Development of the Company.

Our business was founded by our current Representative Director, Chairman of the Board and Chief Executive Officer, Mr. Kagemasa Kozuki, in Osaka on March 21, 1969. Konami was incorporated as a joint stock corporation under the laws of Japan on March 19, 1973 under the name Konami Industries Co., Ltd.

We originally were established to produce amusement arcade games and since that time have expanded the range of our products. We began to produce and market microcomputer-equipped video game machines in 1978, game software for personal computers in 1983, game software for home video game consoles in 1985 and software for LCD units for pachinko machines in 1992. We began our Toy & Hobby business in 1996. We obtained a license to manufacture and sell gaming machines in Nevada, and entered the gaming business in the United States in 2000. We entered the sports club and equipment business through our acquisition of PEOPLE CO., LTD., which was renamed Konami Sports Corporation, in February 2001.

We initiated overseas operations by exporting amusement arcade games in 1979. We established our U.S. sales and manufacturing subsidiary, Konami Digital Entertainment, Inc., formerly known as Konami of America, Inc. in 1982. Later, we established sales and manufacturing subsidiaries in a number of foreign countries.

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

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.A. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for use on Sony PlayStation and PlayStation 2, Nintendo GameCube, Microsoft Xbox console systems, and Nintendo Game Boy, Game Boy Color and Game Boy Advance handheld devices and, to a lesser extent, personal computers, mobile phones and online network systems. We have steadily increased the number of titles published for home and handheld video game platforms from 55 titles in the fiscal year ended March 31, 1999 to 120 titles in the fiscal year ended March 31, 2004.

We also make card games, character goods, toys, CDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. We also publish, produce and service software and hardware for amusement arcade games. In addition, we produce software for LCD units used in pachinko machines, and produce video games and token-operated games installed in amusement arcades and other entertainment venues in Japan as well as gaming machines for casinos in the United States, Australia and other overseas jurisdictions.

In addition, we believe that we are the leading operator of health and sports clubs in Japan, in terms of revenues, members and the total number of facilities. As of March 31, 2004, our nationwide network of 208 directly operated health and sports club facilities and 32 franchised facilities cater to all age groups, from children through senior citizens. We also manufacture fitness equipment mainly for our sports clubs and manufacture and sell other goods and services related to sports and fitness.

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

Many of our successful products have resulted from transporting concepts to and from our Computer & Video Games business. For example:

•	We first sold Dance Dance Revolution, one of our most popular products, through our Amusement Division in November 1998 as an amusement arcade game. We launched Dance Dance Revolution in the form of home video game software in April 1999 and have sold over one million units. We also extended this product’s range of targeted customers through the new “diet” version for home use which is targeted mainly at women.

•	We launched beatmania as an amusement arcade game in December 1997. We began selling beatmania in the form of home video game software in October 1998 and have sold over one million units.

•	We sold Yu-Gi-Oh! as video game software for Game Boy in July 1998; we subsequently introduced our hit Yu-Gi-Oh! card game produced by our Toy &Hobby Division in February 1999.

•	METAL GEAR SOLID, initially sold in 1998, and Tokimeki Memorial, a teenage romance game first introduced in 1994, have been hit video game software products and have also generated substantial sales of related character goods produced by our Toy & Hobby Division.

•	We will publish comic book series based on METAL GEAR SOLID video game in the United States in September 2004.

•	We have used our expertise in video game software and hardware for the development of our gaming machine and fitness equipment products.

We have built a company with a portfolio of products and services that spans a range of categories and target markets. We have created, licensed and acquired a group of recognizable brands that we market to a growing variety of consumer demographics.

For the fiscal year ended March 31, 2004, we had consolidated net revenues and net profit of ¥273,412 million and ¥20,104 million, respectively, compared with net revenues and net loss of ¥253,657 million and ¥28,519 million, respectively, for the fiscal year ended March 31, 2003.

Products and Services

We divide our business into five business segments, each of which is reflected in a separate division. The net revenue figures for each business segment described below include intersegment revenues:

•	Computer & Video Games: We develop, publish, distribute and market video game software primarily for use on home and handheld game console systems and are also entering into Internet and mobile phone platforms. During fiscal 2004, this segment had net revenues of ¥92,520 million, which accounted for 33.8% of consolidated net revenues.

•	Toy & Hobby: We are engaged in the production, sale and copyright of a range of products and brand-related goods, including card games, toys, portable electronic games, CDs and DVDs of music from our video game software, game tip books (containing clues and strategies for playing popular games), game prizes for amusement arcade games and other accessories. During fiscal 2004, this segment had net revenues and of ¥57,468 million, which accounted for 21.0% of consolidated net revenues.

•	Amusement: This segment is involved in developing content and hardware for a variety of amusement-related products such as video game machines and token-operated game machines for amusement arcades mainly in Japan and software for LCD units used in pachinko machines. We also provide delivery and maintenance services with respect to these products. During fiscal 2004, this segment had net revenues of ¥35,427 million, which accounted for 13.0% of consolidated net revenues.

•	Gaming: This segment is involved in developing content and hardware for gaming machines for casinos in other countries. During fiscal 2004, this segment had net revenues of ¥10,947 million, which accounted for 4.0% of consolidated net revenues.

•	Health & Fitness: We are the leading health and sports club operator in Japan. We believe that we had approximately 25% of the market as measured by revenues based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. for fiscal 2004. During fiscal 2004, this segment had net revenues of ¥78,899 million, which accounted for 28.9% of consolidated net revenues.

The following table presents net revenues in each of our business segments, including intersegment revenues, for each of the three years ended March 31, 2004.

Segment Revenues

	Year ended March 31
	2002	2003	2004
Net Revenues:
Computer & Video Games	¥90,129	¥87,476	¥92,520
Toy & Hobby	25,601	45,948	57,468
Amusement	37,918	34,305	35,427
Gaming	3,063	8,215	10,947
Health & Fitness	65,650	78,525	78,899
Other, Corporate and Eliminations	219	(812)	(1,849)

Consolidated net revenues	¥225,580	¥253,657	¥273,412

Notes:

“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

“Corporate” primarily consists of administrative expenses of Konami.

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

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

Platform manufacturers license publishers to publish games for their platforms and retain a degree of control over the quality and manufacturing of these games. The publishers, subject to the approval of the platform manufacturers, determine the types of games they will create. Software publishers either create their games in-house, through their own development teams, or outsource this function to independent developers.

The following table illustrates the evolution of the principal platforms of both home game console and handheld devices since 1989.

Manufacturer	Product Name	Year of Introduction		Media Format	Technology
		Japan	U.S.
Home Game Consoles:
Sega	Genesis	1988	1989	Cartridge	16-bit
Nintendo	SNES	1990	1991	Cartridge	16-bit
Sega	Saturn	1994	1995	CD-ROM Disc	32-bit
Sony	PlayStation	1994	1995	CD-ROM Disc	32-bit
Nintendo	Nintendo 64	1996	1996	Cartridge	64-bit
Sega	Dreamcast	1999	1999	Proprietary Disc	128-bit
Sony	PlayStation 2	2000	2000	DVD-ROM Disc	128-bit
Nintendo	GameCube	2001	2001	Proprietary Disc	128-bit
Microsoft	Xbox	2002	2001	DVD-ROM Disc	128-bit
Handheld Devices:
Nintendo	Game Boy	1989	1989	Cartridge	8-bit
Nintendo	Game Boy Color	1998	1998	Cartridge	8-bit
Nintendo	Game Boy Advance	2001	2001	Cartridge	32-bit
Nintendo	Game Boy Advance SP	2003	2003	Cartridge	32-bit

(1)	Game Boy Advance SP is an updated version of the Game Boy Advance platform and the same software may be used on both devices.

The industry has completed a transition from 32- and 64-bit home game consoles to the next generation 128-bit consoles, with the release of Sony’s PlayStation 2 in March 2000 (October 2000 in the United States) and the release of the Nintendo GameCube in September 2001 (November 2001 in the United States) and the release of Microsoft Xbox in February 2002 (November 2001 in the United States). Also, Sony released PlayStation X, a PlayStation 2 with a DVD recorder function, in Japan in December 2003. Similarly, the 8-bit Game Boy Color handheld platform, introduced in 1998, is now being replaced by the 32-bit Game Boy Advance, introduced in March 2001 and Game Boy Advance SP, introduced in February, 2003. By incorporating 128-bit processing speeds, more memory and better resolution, these platforms allow the design of games with more realistic graphics and better game performance than games designed for the prior-generation systems.

The 128-bit hardware platforms, such as Sony’s PlayStation 2 and Microsoft’s Xbox, utilize a DVD software format and serve as a player for DVD movies and compact discs. Sony’s PlayStation X released in

December 2003 carries a DVD recorder function and can serve as a home entertainment center. The ability of the next generation game consoles to serve as multi-purpose entertainment devices with DVD and Internet capabilities should have crossover appeal to a segment of the market that might not otherwise be inclined to purchase game consoles.

World Video Game Software Markets

According to data by the Computer Entertainment Software Association, or CESA, the number of shipment of video game software was 66,373 thousand copies in Japan, 168,911 thousand copies in North America and 79,152 thousand copies in Europe in 2002. The North American market, the largest market for video game software in the world, and European markets have been growing steadily, while the Japanese market has been shrinking.

Broadband, Mobile Phone and the Growth of Online Games

High-speed broadband Internet technologies provided users with a richer, more interactive online experience. The increased penetration of broadband services, together with increasing competition, stimulates growth in online games. With the rapid penetration of broadband infrastructure, many console manufactures and software publishers have launched online game businesses. For example, Sony Computer Entertainment Inc. launched a broadband online service for its PlayStation 2 console in Japan during the Spring of 2002 whereby PlayStation 2 users are able to play online games and download software, and also enjoy broadband content such as movie clips and music on their TV sets. Sony Computer Entertainment America Inc. started marketing an online adapter and software for PlayStation 2 in the U.S. in August 2002. Nintendo Co. launched online services with its GameCube in Japan and the U.S. in fall 2002. Microsoft Corp. launched online services with its Xbox in the U.S. in November 2002 and in Japan in January 2003. Some of our competitors have begun to operate web sites that allow players to enjoy games downloaded from the Internet and play games on the Internet. As broadband lines proliferate and speed up, we expect that investment and interest in online games will grow significantly.

We also believe that mobile phones will provide another platform for our video game software. In Japan, mobile phones are not just mobile phones—they are wireless net terminals equipped with cameras and a multimedia processor. As of March 31, 2004, there were over 69 million mobile Internet subscribers in Japan who download stock quotes, read news, send photographs and play games on their mobile phones. While the United States leads Japan in percentage of PCs and Internet use, Japan has more mobile Internet users and mobile phone is one of the popular ways to log on to the Internet.

Companies like NTT DoCoMo have developed cutting-edge technologies that provide Japanese subscribers with inexpensive, round-the-clock Internet access via mobile phone. One of the most popular services, i-mode, was created by DoCoMo and allows its users to view specially formatted web sites and receive email via their mobile phones. In addition to Internet and email access, i-mode offers access to financial information (including stocks and online banking), travel, news, and entertainment. Additional content such as games is offered on a monthly subscription basis generally ranging from ¥100 to ¥300 per month. Similar features are offered by other online mobile phone services such as vodafone live! and au’s Ezweb. In 2001, third-generation mobile phone technologies allowed high-speed wireless packet data services over the Internet. These third-generation services provide the speed and capacity necessary to support innovative mobile multimedia applications including not only broader and more efficient access to email systems, high speed web browsing and e-commerce applications but also more sophisticated online games, music downloads and video images.

Our Computer & Video Games Software Business

Our Computer & Video Games business develops, publishes, distributes and markets software for home and handheld video game consoles and, to a lesser extent, personal computers, mobile phones and online networks.

Consolidated net revenues generated by our Computer & Video Games business, including intersegment revenues, increased 5.8% from ¥87,476 million during fiscal 2003 to ¥92,520 million during fiscal 2004. Most of our software consists of video games designed for use with video game platforms, including Sony PlayStation and PlayStation 2, Nintendo GameCube, Game Boy and Game Boy Advance and Microsoft Xbox. During the past five years we have released over 539 titles which includes 130 Sony PlayStation titles, 173 Sony PlayStation 2 titles, 106 Game Boy Advance titles, 30 Nintendo GameCube titles, 16 Microsoft Xbox titles and 15 PC titles.

By developing game software for each of the leading home and handheld video game platforms, we are able to limit our dependence on individual platforms, capitalize on the popularity of successful platforms from time to time and sell to a more diverse group of consumers since the target age group for each major platform differs. For example, the primary target consumers for Nintendo Game Boy, Game Boy Advance and GameCube are elementary school students. Sony PlayStation and PlayStation 2, and Microsoft Xbox cover a wider range of user age groups, including customers in their thirties.

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

		Fiscal year ended March 31,
		2002	2003	2004	2004
		(yen in millions, dollar in thousands)
Sony	Domestic	¥22,218	¥20,520	¥19,237	$182,013
	Overseas	20,000	14,021	15,022	142,133
Nintendo	Domestic	8,698	7,861	7,240	68,502
	Overseas	6,649	8,247	11,356	107,446
Microsoft	Domestic	381	103	1	9
	Overseas	997	2,021	1,085	10,266

(1)	This data is presented in accordance with Japanese GAAP because we do not maintain U.S. GAAP data on net sales broken down by hardware manufacturer. However, we do not believe that there are material differences between Japanese GAAP and U.S. GAAP net sales of video game software.
(2)	This table does not indicate total revenues of the Computer & Video Games segment because it does not include sales of game software made by our consolidated subsidiaries or sales of other goods and services.

In light of the recent growth in the online and mobile phone game markets, we have been moving aggressively into the mobile phone and online game software business, where we believe there are opportunities for realizing additional revenues from the sale of our software titles.

We established Konami Mobile & Online, Inc. in October 2001 as our primary mobile phone games development subsidiary. In September 2003, Konami Mobile & Online, Inc. added an online game business that manages online game infrastructures to its existing business and changed its name to Konami Online, Inc. Through Konami Online, we develop and distribute various types of contents for all three domestic mobile phone Internet services including i-mode, vodafone live! and EZweb. In 2003, we started distributing various types of game contents in North America, Europe and Asia. In Japan, we offer download services for our original mobile phone ringer melody and screen image data. Many of our mobile games are mobile phone versions of our popular home video games. In return for these services, we charge the mobile phone users a monthly fee of ¥70 to ¥300, depending upon the service provided. As of March 31, 2004 our games were posted on approximately 51 gaming sites for Internet mobile phone services.

We also publish a relatively small volume of game software for personal computers. The game software market for personal computers is not yet well established in Japan. Outside Japan, there is a substantial market for games for personal computers. We believe that our presence in the personal computers game market abroad assists us in the expansion of our sales of video game software worldwide.

Software Titles

We publish approximately more than 100 new titles of video game software each year, almost all of which are designed for use with leading home and handheld video game consoles. We publish software titles in a variety of categories, including sports, action, role playing and music simulation.

The following table illustrates the number of software titles that we have released as well as the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2000		2001		2002		2003		2004
Platforms	Titles	Units	Titles	Units	Titles	Units	Titles	Units	Titles	Units
	(sales units in thousands)
PlayStation	47	12,800	43	6,100	17	2,920	16	4,100	7	1,350
PlayStation 2	1	100	30	4,000	43	11,490	42	8,900	57	10,750
Sega Saturn	—	—	—	—	—	—	—	—	—	—
Dreamcast	6	—	2	—	—	—	—	—	—	—
Nintendo 64	9	1,300	3	700	—	—	—	—	—	—
Game Boy	25	2,600	19	4,850	4	290	—	1,400	—	250
Game Boy Advance	—	—	8	450	32	4,750	33	4,800	33	6,700
GameCube	—	—	—	—	3	150	15	800	12	1,450
Xbox	—	—	—	—	3	630	8	800	5	550
PC	—	—	—	—	3	10	6	200	6	550
Other	1	700	—	400	—	60	—	—	—	—

Total	89	17,500	105	16,500	105	20,300	120	21,000	120	21,600

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2004 and 2005 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2005 will be released when scheduled, if ever. Sales of video game software in Japan accounted for approximately 57% and 49% of our total video software sales in the years ended March 31, 2003 and 2004, respectively. We are working to improve our title lineups covering overseas markets in order to increase our shares in overseas markets, especially in the U.S. and European markets which have continuous growth potential.

Titles Released In Fiscal 2004

Title	Category	Platform	Release Date	Market
Yu-Gi-Oh! WorldWide Edition	Card Battle	Game Boy Advance	April 2003	Japan
Silent Hill 3	Horror Adventure	PlayStation 2	July 2003	Japan
Powerful Professional Baseball 10	Sports (Baseball)	PlayStation 2/Nintendo GameCube	July 2003	Japan
WORLD SOCCER WINNING ELEVEN 7	Sports (Soccer)	PlayStation 2	August 2003	Japan
Castlevania	Adventure	PlayStation 2	November 2003	Japan
Pawapurokun Pocket 6	Sports (Baseball)	Game Boy Advance	December 2003	Japan
Powerful Professional Baseball 10	Sports (Baseball)	PlayStation 2/Nintendo GameCube	December 2003	Japan
WORLD SOCCER WINNING ELEVEN 7 World Edition	Sports (Soccer)	PlayStation 2	February 2004	Japan
METAL GEAR SOLID THE TWIN SNAKES	Action	Nintendo GameCube	March 2004	Japan
Professional Baseball Spirits 2004	Sports (Baseball)	PlayStation 2	March 2004	Japan
Yu-Gi-Oh! WorldWide Edition	Card Battle	Game Boy Advance	April 2003	North America
Castlevania: Aria of Sorrow	Action	Game Boy Advance	May 2003	North America
Silent Hill 3	Horror Adventure	PlayStation 2	August 2003	North America
Teenage Mutant Ninja Turtles	Action	Multi Platform	October 2003	North America
DDR Max 2 Dance Dance Revolution	Music Game	PlayStation 2	October 2003	North America
Yu-Gi-Oh! Sacred Card	Card Battle	Game Boy Advance	November 2003	North America
Castlevania Lament of Innocence	Adventure	PlayStation 2	November 2003	North America
Yu-Gi-Oh! The Falsebound Kingdom	Card Battle	Nintendo GameCube	November 2003	North America
METAL GEAR SOLID THE TWIN SNAKES	Action	Nintendo GameCube	November 2003	North America
Yu-Gi-Oh! World Championship 2004	Card Battle	Game Boy Advance	March 2004	North America
Yu-Gi-Oh! WorldWide Edition	Card Battle	Game Boy Advance	April 2003	Europe
Dancing Stage Megamix	Music Game	PlayStaion 2	May 2003	Europe
Silent Hill 3	Horror Adventure	PlayStation 2	May 2003	Europe
Pro Evolution Soccer 3	Sports	PlayStation 2	October 2003	Europe
Yu-Gi-Oh! Sacred Card	Card Battle	Game Boy Advance	December 2003	Europe
Castlevania	Adventure	PlayStation 2	January 2004	Europe
Yu-Gi-Oh! World Championship 2004	Card Battle	Game Boy Advance	March 2004	Europe
METAL GEAR SOLID THE TWIN SNAKES	Action	Nintendo GameCube	March 2004	Europe

Titles Released and Anticipated To Be Released In Fiscal 2005 (1)

Title	Category	Platform	Release Date	Market
WORLD SOCCER WINNING ELEVEN 8	Sports (Soccer)	PlayStation 2	August 2004	Japan
METAL GEAR SOLID 3 SNAKE EATER	Action	PlayStation 2	2nd half of Fiscal 2005	Japan
Powerful Professional Baseball 11	Sports (Baseball)	PlayStation 2	July 2004	Japan
Suikoden IV	RPG	PlayStation 2	July 2004	Japan
WORLD SOCCER WINNING ELEVEN 8 INTERNATIONAL	Sports (Soccer)	PlayStation 2	2nd half of Fiscal 2005	Japan
Enthusia	Racing	PlayStation 2	2nd half of Fiscal 2005	Japan
Pawapurokun Pocket 7	Sports (Baseball)	Game Boy Advance	2nd half of Fiscal 2005	Japan
Bokutai	Action Adventure	Game Boy Advance	August 2004	Japan
METAL GEAR SOLID 3 SNAKE EATER	Action	PlayStation 2	2nd half of Fiscal 2005	North America
Yu-Gi-Oh! Reshef of Destruction	Card Battle	Game Boy Advance	June 2004	North America
Enthusia	Racing	PlayStation 2	2nd half of Fiscal 2005	North America
DDR Extreme	Music Game	PlayStation 2	September 2004	North America
Silent Hill 4 The Room	Horror Adventure	PlayStation 2	September 2004	North America
Neo Contra	Action	PlayStation 2	2nd half of Fiscal 2005	North America
Teenage Mutant Ninja Turtles 2	Action	PlayStation 2	2nd half of Fiscal 2005	North America
Pro Evolution Soccer 4	Sports (Soccer)	PlayStation 2	2nd half of Fiscal 2005	Europe
METAL GEAR SOLID 3 SNAKE EATER	Action	PlayStation 2	2nd half of Fiscal 2005	Europe
Yu-Gi-Oh! Reshef of Destruction	Card Battle	Game Boy Advance	September 2004	Europe
Silent Hill 4 The Room	Horror Adventure	PlayStation 2	September 2004	Europe

(1)	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary video game software products on which we have relied to produce revenues have been our hit titles, which include the following:

•	METAL GEAR SOLID. We have sold a total of over 14 million units of our METAL GEAR SOLID series, including over seven million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and six million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY.

•	Yu-Gi-Oh! Since we introduced the first Yu-Gi-Oh! title in July 1998, we have sold a total of over 19 million units of our Yu-Gi-Oh! series for the Game Boy, Game Boy Advance, PlayStation and PlayStation 2 platforms.

•	Soccer titles. We sold a total of 15.6 million units of WORLD SOCCER WINNING ELEVEN series and Pro Evolution Soccer series in Japan, Europe and North America form the year ended March 31, 1996 to the year ended March 31, 2004.

•	Baseball titles. We sold a total of 12 million units of baseball titles in Japan from the year ended March 31, 1994 to the year ended March 31, 2004.

•	Silent Hill. We have sold a total of over 4.3 million units of the Silent Hill series, a horror action game, since we introduced the first Silent Hill title in 1999.

Software Development

We seek to develop video games that are fun and exciting, and which provide sufficient challenge at various levels of proficiency to encourage repeated play. We also develop and release titles with comic, cartoon and movie contents and achieve synergy with media. We develop most of our own video game software.

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

Most of our software development, including titles designed for overseas markets, is conducted by our three development subsidiaries in Japan and a subsidiary in the U.S. We subcontract the development of some of our less technically-demanding game concepts to a subsidiary in China, Konami Software Shanghai, Inc. We expect that this subsidiary will be able to create and develop sophisticated software for both the Japanese market and the international market as it gradually acquires additional expertise and know-how.

Our software development is a collaborative process between our head office and our development subsidiaries. Our development subsidiaries are allowed wide creative freedom including the development of strategies, story lines and other characteristics. Also, compensation of the employees of each subsidiary is based in part upon the success of the titles published by that subsidiary. Each development subsidiary is generally supported by our central administrative and technology resources. Each subsidiary tends to specialized in the development of software for a particular game genre in which it excels. We monitor and coordinate these development activities in order to ensure that sufficient resources are allocated among the subsidiaries so that the development of games is appropriately balanced. In addition, earnings performance of each development subsidiary can more readily be identified. By taking a collaborative approach to development, we seek to assure that our software product line is of consistently high quality across the range of our game concepts. Prior to release, each product undergoes careful quality assurance testing which involves technical review of each component of the final product and testing on the applicable platforms.

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

Development of a video game generally takes six to 24 months or longer and typically costs ¥100 million to ¥700 million. Because of the increasingly complex technology and software involved, both the time and cost to develop games have increased during the past few years. We believe that we can generate significant incremental revenue from our games by introducing them on additional platforms at a significantly lower cost than the development cost for introducing the game on the first platform. Converting an existing next-generation game from one platform to another is expected to take three to six months. These relatively long development cycles require that we assess whether there will be adequate demand for a game well in advance of its release, which is difficult to predict.

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

Manufacturer	Platform	Territory	Expiration Date
Nintendo	Game Boy Color	Japan	March 7, 2005
Nintendo	Game Boy Advance	Japan	January 8, 2005
Nintendo	Game Boy Advance	United States and Canada	July 5, 2007
Nintendo	GameCube	Japan	October 31, 2004
Nintendo	GameCube	United States and Canada	January 9, 2005
Sony	PlayStation	Japan	April 7, 2005
Sony	PlayStation	Europe	December 31, 2005
Sony	PlayStation 2	Japan	March 31, 2005
Sony	PlayStation 2	Asia	March 31, 2005
Sony	PlayStation 2	United States and Canada	March 31, 2005
Microsoft	Xbox	Determined on a software title-by-title basis	November 14, 2004

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

Marketing, Sales and Distribution

We believe that we benefit from a strong positive perception in Japan of the Konami brand name. We are focusing on further enhancing the Konami brand name by aggressively advertising and promoting ourselves and our products and services. To continue to increase our brand name recognition, we advertise on television, the radio and through various magazines and newspapers. Konami Marketing Japan, Inc., our wholly-owned subsidiary, conducts sales and market research for all of our products in Japan, other than our Pachinko LCD units and products sold at shops within fitness facilities directly managed by Konami Sports, and oversees our relationships with retailers.

Our video game software products are sold in Japan primarily through our sales distribution network, coordinated by Konami Marketing Japan, Inc., which has offices throughout Japan. Each of these sales offices focuses its efforts on a specified area within Japan. We bear inventory risk until the product is sold to the retailer. However, once products are sold to a retailer, they cannot be returned unless they are defective. We believe that our distribution network is a major asset of our business.

As for overseas marketing, we sell our products through our subsidiaries, principally those in the United States, Germany and Hong Kong. In October 2003, Konami of America, Inc., our sales subsidiary in the United States, added a new function of overseas business administration to its existing sales business, changed its name to Konami Digital Entertainment, Inc. It established a new administrative office in Los Angeles in order to conduct various activities responding to local market needs for expanding shares of our Computer & Video Games business overseas.

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

The phenomenon of children abandoning toys at a younger age is due to the changing pattern of children’s lives. A large number of children go to music classes (piano classes, etc.), sports clubs (swimming schools, etc.) and cram schools (educational institutions to help enter kindergartens, primary schools and junior and senior high schools) from infancy and thus they spend less of their leisure time playing with toys than previous generations did. Moreover, electronic toys such as PlayStation2 and Game Boy Advance now occupy an important position in the toy market. These toys are also used by younger people. The popularity of electronic games contributes much to the decreasing demand for general toys.

Trends and Characteristics of Toy Demand

According to the market research conducted by the Japan Toy Association, total revenues of toys sold domestically, including home video game consoles and software, have been stable with the level of around ¥700 billion in the past five years. In light of the long-term demographic trends, this industry is not expected to grow. Toy demand fluctuates sharply from season to season. Toys are in the greatest demand in December and January, particularly at the end and beginning of the year, and, to a lesser extent, in August and in March (in decreasing order). This trend is explained as these months correspond to the periods of children’s school holidays and it is customary in Japan to buy toys as Christmas and New Year presents in December and January.

According to the market research conducted by the Japan Toy Association, sales of girl’s toys, such as dress-up dolls, are decreasing, while sales of hobby items, such as plastic models, radio controlled toys and miniature trains, have steadily increased. As to card games, according to the Toy Industry White Papers, retail sales grew dramatically from ¥30 billion in fiscal 1996 to ¥120 billion in fiscal 2001. However, sales of card games during fiscal 2003 and fiscal 2004 declined to ¥60 billion. Because our products represent a significant portion of the Japanese card game market, we believe that much of this decline is due to the reduced popularity of our Yu-Gi-Oh! card games which have dominated the market.

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

The distribution of toys has greatly changed owing to the entry of the large U.S. chain toy store Toys“R”Us into the Japanese market and to the increased sales made by suburban toy chain stores. The sales share of specialty toy shops has decreased and wholesalers, which act as intermediaries for manufacturers and retailers, have been affected by the change of distribution routes and the shortened distribution channels, which has caused them difficulties. The system of fixed price sales, which is the traditional business practices in the toy market, has begun to collapse, and even department stores have sold at a discount prices.

According to the research conducted by the NPD Group, the toy market in North America has a size of $2 billion annual sales, accounting for approximately 37% of the world toy market. The toy market in North America is expected to expand gradually and not to be affected significantly by general economic conditions.

Costs for product development and marketing in European markets are generally higher than other markets due primarily to costs for translation in several languages and different distribution system in each country.

The average amount spent on each child has been increasing due to declining birth rate in North America. Also, the age group of consumers of toy products has been lowered, reflecting the fact that children tend to abandon toys at a younger age due to the accelerating pace of children’s growth.

In North America, sales of licensed products accounted for 25 to 30% of total toy products sales and toys relating to Japanese cartoon contents have been especially popular.

Our Toy & Hobby Business

We create, develop, design and sell a range of toys and brand-related goods, including card games, figures, toys with confectionery, CDs and DVDs of music from our video game software, game tip books (containing clues and strategies for playing popular games), capsule toys, game prizes for amusement arcade games and other accessories. These original toys and brand-related goods are based on well-known characters, brands and images, or content, that we either create on our own or license from third parties. In some cases, owners of popular content such as comic book publishers or animation companies approach us and ask us to use their content in our products. In other cases, we approach the owners of content that we believe has potential customer appeal in order to obtain the rights to use and develop that content into products. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh! Most sports-related licenses, which give us the right to use team or organization logos and trademarks, are non-exclusive. In other cases, we typically obtain exclusive rights. Although each product is different, in most cases, we create, develop and design the product around popular content and subcontract the manufacturing to a third party.

Our Toy & Hobby business is divided into four divisions: (i) card games; (ii) toys; (iii) music CDs and DVDs; and (iv) publications. Consolidated net revenues generated by our Toy & Hobby business increased ¥11,520 million, or 25.1%, to ¥57,468 million in fiscal 2004 from ¥45,948 million in fiscal 2003 due primarily to an increase of approximately ¥11,400 million in sales of the Yu-Gi-Oh! card games. More than 80% of our revenues from our Toy & Hobby business has been derived from worldwide sales of card games. We believe we have the largest share of the worldwide card game market according to data available from the Japan Toy Association and the Toy Industry Association, Inc. In February 1999, we launched our Yu-Gi-Oh! Official Card Game in Japan. Yu-Gi-Oh! is the story of a shy young boy who overcomes rivals with the help of an ancient deck of cards. Yu-Gi-Oh! card game is based on the comic by Kazuki Takahashi that was originally serialized in Shonen Jump, one of Japan’s most popular comic magazines. Yu-Gi-Oh! features frightening monsters and dark fantasy storylines, which have a strong appeal to preteens. Our license agreement with the Japanese publisher automatically extends on a yearly basis unless terminated with notice.

Yu-Gi-Oh! was launched as a television cartoon series in the United States in September 2001, and has been keeping high audience ratings on the Kids’ WB! Network. Reflecting the popularity of the Yu-Gi-Oh! television cartoon, we recorded ¥26 billion sales of the Yu-Gi-Oh! Trading Card Game in the U.S in fiscal 2004. We have sold several new versions of Yu-Gi-Oh! Trading Card Game and plan to release additional new versions to the extent that it produces sufficient profit. We believe our card games are popular both for play and for card collecting.

The Yu-Gi-Oh! card game was launched in the United Kingdom in December 2002, in France in March 2003 and in other European countries in April 2003. The Yu-Gi-Oh! card game gained popularity in these European markets and recorded sales of ¥14 billion in fiscal 2004.

We are working to diversify the range of our toy products in order to reduce our dependency on card games. Our toy business mainly develops (i) boy’s toys that are licensed from television and comic cartoons or figures based on characters of our home game software and amusement games, etc.; (ii) educational toys with sounds for infants; (iii) toys with confectionery; (iv) capsule toys; and (v) bath and toiletry items.

In our main boy’s toy business, we have obtained an exclusive license to develop a major series of boy’s toy products based on The Gransazers, a science fiction action hero in a TV show produced by Toho and broadcast by 26 TV stations around the country, including six stations affiliated with TV Tokyo. We have received favorable responses for our lineup of toys and merchandize carrying heroes and robots appearing on the show. Also, a new robot hero animation television program, Get Ride! AMDRIVER, started in April 2004 and we intend to introduce a lineup of toy products using the characters from this television program.

Toy & Hobby Business—Production

Our Toy & Hobby products are produced both overseas and in Japan by various third-party manufacturers. We are not dependent on any single manufacturer for the production of our Toy & Hobby products.

Toy & Hobby Business—Marketing, Sales and Distribution

Marketing and sales in Japan are conducted through our sales network in the company group through which we sell directly to retailers such as Toys“R”Us. In July 2001, we opened the Konami Card Game Center in Tokyo as a customer service base for our card game business. Our retail partner, The Upper Deck Company, LLC., acts as our distributor in the U.S. and retains the inventory and return risks for the Yu-Gi-Oh! Trading Card Game there. In Europe, we conducted sales of Yu-Gi-Oh! Trading Card Game either directly or through our retail partners, including The Upper Deck Company, LLC until March 2004, however, we currently distribute our products through The Upper Deck Company, LLC’s European entity employing the scheme used in the U.S.

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

Amusement Arcade Games—Industry Overview

According to the most recent industry statistics, the domestic amusement arcade industry had total revenues of ¥760.0 billion during 2003. The breakdown by category is shown in the following table.

Amusement Arcades—Japanese Industry Revenues

Industry Segment	2000	2001	2002	2003
	(in billions of yen)
Amusement arcade operations	¥619.5	¥596.4	¥590.3	¥605.5
Amusement arcade games (domestic)
Video Game Machines	43.1	28.3	24.5	22.7
Token-operated game machines	13.1	24.3	22.3	27.1
Prize Machines	14.1	11.2	10.7	12.3
Vending Machines	10.4	13.1	18.0	18.8
Music Simulation Game Machines	16.2	6.6	4.9	3.4
Other	48.4	36.6	39.7	50.2

Sub-total	145.2	120.2	120.2	134.5
Amusement arcade games (exports)	41.9	22.4	20.6	20.0

Total	¥806.6	¥739.0	731.1	760.0

Source:	“Amusement Industry Survey, Fiscal 2003” (September 11, 2003), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon SC Amusement Park Association.

The number of amusement arcades in Japan has been declining over the past several years. According to industry statistics, revenues from the operation of amusement arcades in Japan decreased for five years in a row from 1997. It is believed that the weak market condition for amusement arcades is primarily due to reduced player interest because of the increase in entertainment alternatives available to potential amusement arcade game players. Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with Internet and game functions, consumers now have competitive leisure alternatives. However, revenues from the operation of amusement arcades increased in 2003 to ¥605.5 billion due primarily to the restructuring of the amusement industry, including the closing of unprofitable small-sized amusement arcades and the efficient development of large-scale amusement arcades that attract customers, and marketing efforts targeting families and women.

Our Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. Consolidated net revenues generated from the sale of amusement arcade games, including intersegment revenues, amounted to approximately ¥17,900 million in fiscal 2003 and approximately ¥18,100 million in fiscal 2004, an increase of approximately ¥200 million, or 1.1%.

Last year, we introduced approximately 14 new titles for video game machines for amusement arcades, half of which tend to be sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, which together constitute a recognized brand such as Dance Dance Revolution.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that can not be replicated easily by home video game consoles. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our Amusement business. Hit music simulation games have included Dance Dance Revolution, beatmania, pop’nmusic, drummania and GUITARFREAKS. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

In March 2003, our Amusement business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by Konami, creating a new amusement arcade market. This service allows multiple players to participate in the same game from different locations simultaneously. Our MAH-JONG FIGHT CLUB, which is our first e-AMUSEMENT title, is increasing in popularity in part due to events such as national conventions where players can try their skills in a tournament.

•	MAH-JONG FIGHT CLUB, a Mah-jong game that allows multiple players to participate simultaneously from different locations;

•	Quiz MAGIC ACADEMY, an online quiz game participated by many players from all over the country; and

•	drummania, a drum simulation game that corresponds to e-AMUSEMENT.

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

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, total industry revenues from the sale of token-operated game machines had been generally decreasing through fiscal 1999. However, sales rebounded to a record ¥24.3 billion in fiscal 2001, which was an increase of 186.0% as compared to the previous fiscal year. This growth was due primarily to the popularity of large-sized mass medal game machines, particularly horse racing games. As of fiscal 2003, sales of token-operated game machines amounted to ¥27.1 billion, comprising approximately 20.1% of the ¥134.5 billion Japanese amusement arcade game market. As indicated in the following table, revenues from amusement arcade operations have been declining, whereas revenues from the operation of token-operated game machines increased largely in fiscal 1999, 2001, 2002, 2003 and 2004. We believe that the sale of medium- and large-sized token-operated game machines, which provide the type of entertainment that cannot be replicated on home video game consoles, is largely responsible for this trend.

Token-Operated Game Machines—Japanese Industry Revenues

	Year ended March 31,
	1997	1998	1999	2000	2001	2002	2003
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥11.1	¥11.3	¥9.8	¥13.1	¥24.3	¥22.3	¥27.1
Revenues from amusement arcade operations	642.3	643.4	628.9	619.5	596.4	590.3	605.5
Revenues from token-operated game machines	114.6	114.8	123.5	117.6	129.5	137.4	152.6
Token-operated game machine revenues as a percentage of amusement arcade revenues	17.8%	17.8%	19.6%	19.0%	21.7%	23.3%	25.2%

Source:	“Amusement Industry Survey, Fiscal 2003” (September 11, 2003), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon SC Amusement Park Association.

Amusement Business—Overview of Our Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that we sell primarily to amusement arcade operators in Japan. Consolidated net revenues generated by our token-operated game machines amounted to approximately ¥7,400 million in fiscal 2003 and approximately ¥11,000 million in fiscal 2004, an increase of approximately ¥3,600 million, or 48.6%. We believe that we have over 40.2% of the domestic market for token-operated game machines based on Amusement Industry Survey.

All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our two most popular token-operated game machines, FORTUNE ORB and GI-WINNING SIRE, accounted for a substantial majority of our net revenues of token-operated game machines in fiscal 2004. Fantasic Fever is a golden spiral decorated with numerous lamps, above which tokens shiningly flow and fall in front of the player. FORTUNE ORB is a classic token-operated game with additional attractive slot characters such as direct chance and fortune bonus, and significantly increased reach patterns as compared to the previous version in order to retain players’ attention and increase the excitement of the game.

Medium- and large-sized game machines, which sell for as much as approximately ¥20 million and attract older children and adults, are supplied mainly to amusement arcades. In addition to Fantasic Fever and FORTUNE ORB, our principal machines include GI-TURFWILD, a “penny falls” type of horse racing game. Such large-sized token operated game machines have a typical commercial life span of four to five years and we typically introduce two new types of large-sized token-operated game machines each year. We also sell small-sized token-operated game machines.

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

Pachinko—Overview

The pinball-like game of pachinko is a national pastime in Japan. Players purchase a supply of tiny metal pinballs that they then propel with a motorized trigger at a maximum permitted rate of 100 times a minute through a vertically mounted pinball-like maze in a pachinko machine. As the balls bounce through a maze of pins, they either hit jackpots to produce more balls or fall into the gutter at the bottom of the machine. The board face, which has moving images on a LCD panels and flashing lights is designed to attract players and is the most important component. Our LCD unit is installed in the board face.

Our Pachinko LCD Unit Operations

We develop software that is incorporated into and sold together with LCD units for pachinko machines. The life cycle of such software for LCD units is approximately several months to one year. Consolidated net revenues generated by our pachinko LCD unit operations decreased in fiscal 2004 due to our inability to introduce new products meeting rapidly changing market needs in a timely manner.

We typically introduce between five and ten new pachinko software installed in LCD units each year. Pachinko machines must be inspected by The Security Electronics and Communications Technology Association, an extra-governmental organization associated with the Metropolitan Police Department, before being marketed in Japan. This process exposes us to possible delays in our introduction of new software installed in LCD units because we maybe required to change software content.

To attract a wider customer base, we have expanded the type of pachinko game machine titles we develop to focus software development to a great extent on entertainment and game value. We believe that the pachinko game machine manufacturing market in Japan is mature and is unlikely to grow significantly, if at all. However, we plan to expand our market share by increasing the volume of software we sell.

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

LCD Units for Pachinko Machines—Marketing and Sales

We sell our LCD units directly to pachinko machine manufacturers. Certain of the larger manufacturers publish their own software for pachinko machines, but most manufacturers purchase software from third parties, including us. We commenced sales in 1992 and currently have basic product and sales agreements with over seven companies but are seeking to sell to other pachinko machine manufacturers.

Gaming

Our Gaming segment develops, produces and sells gaming machines such as video/mechanical slot machines to casino operators in the United States, Australia and other overseas jurisdictions.

Gaming Industry Overview

Global Gaming Industry

We believe that the North American market constitutes approximately 60% of the global gaming market, followed by the Oceania market with approximately 20%, the South American market with approximately 7% and the African and Asian market with approximately 1% each. The North American gaming market has been growing at an annual rate of approximately 10% and major players in this market have been growing significantly.

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

Our Gaming Business

Net revenues generated by our Gaming business, including intersegment revenues, amounted to approximately ¥8,215 million in fiscal 2003 and approximately ¥10,947 million in fiscal 2004, an increase of approximately ¥2,732 million, or 33.3%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia. We sold 4,500 gaming machines and 5,600 gaming machines in North America and Australia, respectively, in fiscal 2004.

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. We obtained two new customers in fiscal 2003 due to this acquisition and expect that this acquisition will further increase our market opportunities for gaming machines in North America. We are actively seeking additional licenses and sales opportunities in North America as we have received licenses to manufacture and/or sell gaming machines in Arizona, California, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Mexico, New York, Oregon, West Virginia, Wisconsin North Dakota, Idaho and Puerto Rico, and the Canadian provinces of British Columbia, Ontario, Quebec and Saskatchewan. In addition, our application for license in New Jersey has been in process. In September 2003 we introduced 22 new video slot games during the Global Gaming Expo held in Las Vegas. Our product lineup has been improving in its quality and number.

We believe that the annual demand of casino gaming machines in North America is approximately 100,000 units, out of which approximately 50% are mechanical slot machines. We launched mechanical slot machines in North America in December 2003 and hope to grow our share. Also, we sell video slot machines, the market for which is expected to grow in the United States as we believe that video slot machines provide more powerful performance gains and better cost advantages over mechanical slot machines, and our sales of video slot machines have been growing steadily.

Gaming Business—Production

Our gaming machines sold in North America are assembled at our production facility in Las Vegas, Nevada, and gaming machines sold in Australia are assembled at our production facility in Sydney, Australia. Our products are assembled utilizing various parts and components from a large base of local vendors. We supply certain software and electronic components to our overseas production facilities. We have identified alternate sources of supply for significant parts and components in the event any of our current vendors fail to meet order requirements.

We are currently building a new gaming machine factory in Las Vegas. The new factory will have a production capacity of approximately 1,000 gaming machines per month, which is almost double of the production capacity of the current factory, and is scheduled to commence its operation in November 2004.

Gaming Business—Marketing, Sales and Distribution

Our gaming machines are marketed, sold and distributed overseas through our local subsidiaries directly to casino operators.

Health & Fitness

Our Health & Fitness business is comprised of the operation of sports clubs and the design, manufacture and sales of fitness machines and fitness-related products.

Sports Club Operations

Industry Overview

According to Fitness Online, a website operated by the publisher of a professional fitness industry magazine called “Club Management”, as of December 2002 only 2.6% of the Japanese population had a private sports club membership. This compares to 6.3% in the United States and 5.3% in England. Judging from Japan’s low membership figures relative to the United States and England, the industry believes that there is room for future growth over the long-term, although weak economic conditions in Japan may dampen growth in the short-term.

According to “Club Business Trends in Japan, 2002” available at Fitness Online, private sports club revenues in Japan have leveled off at a compound annual rate of increase of approximately 0.2% over a five year period, from ¥294.5 billion in 1998 to ¥297.3 billion in 2002. On the other hand, over the same period, the number of private sports clubs has grown at a compound annual rate of approximately 1.8% from 1,708 in 1998 to 1,873 in 2002. However, sports club membership has increased over the same period only at a compound annual rate of 0.7%, from 2.9 million in 1998 to 3.0 million in 2002, which implies that the number of sports clubs increased at a higher level than the number of sports club membership and average revenue per member has declined at a compound annual rate of 0.45% since 1998. We believe that sports clubs, on average, are experiencing excess capacity together with discounted membership fees. Surviving in the current sports club market is relatively difficult, and only those who do experience the level of membership and revenue to realize the benefits of the inherent operating leverage in the industry will survive.

We believe that the growth in sports club memberships is attributable to several factors. Japanese are becoming increasingly focused on achieving healthier, more active and less stressful lives. Of the factors that members consider very important in their decision to join a sports club, the most commonly mentioned are shaping up, appearance related factors including muscle tone and looking better, relief of stress, weight control and general health maintenance. Other factors that are taken into account when selecting sports clubs include the distance from home, quality of facilities and price. We believe that interest in sports clubs has heightened due to the efforts of club owners to renew facilities, reduce membership fees, offer more diverse membership options, extend club hours, increase group exercise programs such as aerobics and jazzercise, and enhance marketing and sales activities. We also believe that sports clubs provide a more convenient venue for exercise than outdoor activities, particularly in densely populated metropolitan areas.

According to published industry sources, the major trends that are driving changes in the health and fitness industry include:

•	the aging of the Japanese population is creating an awareness of and a need for healthy living and physical fitness;

•	capital investment by large operators who are renewing or expanding facilities is generating greater consumer demand;

•	greater availability of membership program options, such as weekend or after-hours memberships, are attracting greater numbers of members;

•	an increase in non-dues revenue from the sale of beverages and other products is providing revenue diversification for club operators; and

•	large operators are acquiring small- and medium-sized sports clubs in an effort to build national platforms.

We believe that we had approximately 27% of the Japanese sports club market, as measured by revenues, for the year ended March 31, 2004 based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. We have several other competitors in an otherwise fragmented market but, as noted above, the industry is undergoing consolidation which may result in the creation of additional significant competitors.

Our Sports Club Business

Through our acquisition of a majority of the outstanding common stock of PEOPLE CO., LTD. in February 2001, which we renamed Konami Sports Corporation, we have become the leading operator of health and sports clubs in Japan in terms of revenues, members and total number of facilities. Consolidated net revenues generated by our Health & Fitness business, including intersegment revenues, amounted to ¥78,525 million in fiscal 2003 and ¥78,899 million in fiscal 2004, an increase of ¥374 million. Since our acquisition of PEOPLE CO., LTD., we have grown our sports club business through acquisitions of other sports clubs. We increased our presence in this market even further through the acquisition in February 2002 of a majority of the shares of the DAIEI OLYMPIC SPORTS CLUB, INC.., one of the major sports club operators in Japan in terms of revenues, which was subsequently taken over by Konami Sports Corporation in October 2002. These acquisitions were part of our strategy to diversify our revenues and decrease our reliance on the video game industry. Sports club revenues tend to be more stable than video game software revenues, which can fluctuate widely depending on the release of hit products. Sports clubs also tend to have a more diverse consumer base across both gender and age. Finally, we expect that our sports clubs will provide demand for our fitness machine business.

As of March 31, 2004, we owned and operated a nationwide network of 208 sports clubs and an additional 32 franchised facilities. These 240 clubs collectively served approximately 844,000 members as of March 31, 2004. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility-based operations include franchising of sports clubs and the licensing of specific products and programs, such as diet programs. We are also engaged in other activities incidental to our core Health & Fitness business, including travel agency operations, issuing proprietary IC cards (which record training and other information) and publishing a magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to expand our business. While Japan’s population is growing very slowly, and is projected to begin contracting in the future, the percentage of the population that are members of sports clubs is significantly lower in Japan than it is in the United States. First, we plan to continue opening new sports club facilities to increase our revenues. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to expand our business into value-added services that can meet the evolving needs of consumers by establishing fitness and sports equipment shops, cafes, acupressure and other body-work clinics, and by adding other entertainment-oriented facilities, such as bicycle or running equipment with video game features, in our clubs that will help to differentiate us from our competitors. In addition, we have widened our business focus from a membership-focused strategy to include facilities that allowing non-members access on a pay-per-use basis in order to expand our customer base.

Sports Club Business—Club Formats and Location

Our clubs generally have relatively high “retail” visibility, and close proximity to subway, train and bus stations in urban areas and commuter suburbs in accordance with our operating strategy of offering our target members the convenience of multiple locations close to where they live and work, reciprocal use privileges and standardized facilities and services.

We operate the following three types of sports clubs, each under its own brand name at various locations in Japan.

•	Eg-zas clubs. Our Eg-zas clubs target adult consumers and offer fitness programs based on combinations of aerobics, machine training, stretch exercises and pool exercises. In a move to strengthen brand recognition of our Eg-zas clubs, we decided to integrate and operate our Sele clubs, which are sports clubs with basic health club facilities including studios and fitness machines, and Freizeit clubs, which are large-scale health complexes open to members and non-members that include spa and health club facilities, massage services, sportswear sales outlets and dining facilities, under the Eg-zas brand from April 1, 2002. Our Eg-zas clubs also include our tennis clubs. Our Eg-zas clubs (together with GRANCISE clubs) accounted for 68.0% of our Health & Fitness segment revenues for the fiscal year ended March 31, 2004.

•	Undo-Jyuku. Our Undo-Jyuku operates swimming and gymnastics schools with a focus on kindergarten and elementary school students. The swimming schools include programs for children—infants through elementary school—as well as adults, and include therapeutic programs such as aqua-walking, swimming for people with back problems and maternity swimming courses, and seek to accommodate various levels of ability and stamina and different fitness objectives. The gymnastics schools provide instruction in various gymnastics disciplines for children from pre-schoolers through junior high school students. Our Undo-Jyuku accounted for 18.1% of our Health & Fitness segment revenues for the fiscal year ended March 31, 2004.

•	GRANCISE clubs. Our GRANCISE clubs target corporate executives and businesspeople who desire premium services and facilities. As of May 31, 2004, we operated three GRANCISE clubs. The first club is located in Otemachi, the heart of Tokyo’s financial district. This luxurious facility with stunning views of downtown Tokyo offers comprehensive services such as personal nutrition and fitness coaching, exercise machines and aerobics, men’s and women’s steam room, jacuzzi, sauna, pool, spacious locker and shower facilities, massage therapy, complete workout wear and towel service. In April 2003, we opened our second GRANCISE club in Aoyama, Tokyo and later we opened GRANCISE clubs in Umedachayamachi, Osaka.

Sports Club Business—Ancillary Revenue

Since 2002, we have expanded the level of ancillary services provided to our members. We charge additional fees for service programs such as personal trainers, fitness counseling, jazzercise, acupuncture and massage, muscle toning training, diet programs, scuba diving classes and golf training. We also collect additional revenue from sales of goods at our pro shops, from the use of our facilities by non-members and from organizing sports and leisure-related tours for adults and after-school activities for children. Ancillary revenue as a percentage of total revenues from our Health & Fitness segment was 6.7% during fiscal 2004 and contributed ¥5,217 million to our total Health & Fitness segment revenues.

Sports Club Business—Marketing

Our marketing campaigns are directed by our in-house Facilities Management Department. This team consigns marketing business to Brand Communication Department, or BC, within our headquarter and the group of marketing professionals in BC conveys each of our nationally branded sports clubs as the premier network of sports clubs in that region. Advertisements are designed to highlight the consistent quality and high value-to-price ratio that we believe we provide through a combination of our membership programs, club facilities and personnel. Our goal is to achieve broad awareness of our brand names primarily through television, newspaper, and magazine and our web site.

During the second half of fiscal 2004, we introduced a system which offers reduced initiation fees of individual customers to encourage enrollment.

We also engage in public relations and special events to promote our image in surrounding local communities. We believe that these public relations efforts enhance our image and the image of our brand names in the communities in which we operate.

Sports Club Business—Sales

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

We generally offer five principal types of memberships: (i) GRANCISE Regular Membership, which entitles members to use facilities of all GRANCISE and Eg-zas branches for no charge; (ii) GRANICISE Branch Membership, which enables members to use facilities of one GRANCISE branch and all Eg-zas branches for no charge; (iii) Eg-zas Special Membership, which allows members to use facilities of all Eg-zas branches nationwide; (iv) Eg-zas Regular Membership, which entitles members to use facilities of one Eg-zas branch for no charge and all other Eg-zas branches nationwide on a per-use charge; and (v) Eg-zas Branch Membership, which enables members to use facilities of one Eg-zas Branch during certain hours on weekdays or any time during the operation hours of Saturdays, Sundays and holidays. We introduced this new membership system on September 1, 2003, and we allowed existing members to choose whether to continue with the previous membership system or to switch to the new membership system. We also offer corporate membership plans with various price ranges in order to respond to each company’s needs. In addition, we provide corporate fitness programs, which allow companies to use our sports clubs as part of their employee benefit plans, and offer fitness assessment services and health clinics. Further, we offer our Konami Sports Club members various fitness tours. These corporate activities accounted for 7.2% of our Health & Fitness segment revenues for fiscal 2004.

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

Our Fitness Equipment Business

Our fitness equipment business is primarily comprised of procurement and sales, manufacturing and marketing of fitness equipment and related products. We believe that we can leverage our know-how gained from years of creating entertainment software and hardware to create exciting new fitness products that offer users entertainment as well as a healthy workout. In addition, we believe that such equipment will stimulate additional demand for sports club memberships, thereby benefiting our sports club business.

We also plan to expand into the home fitness equipment market. In particular, we plan to grow our operations by developing high quality, branded entertainment-oriented fitness equipment that better meets the needs of our customers and retailers.

Fitness Equipment Business—Production, Marketing, Sales and Distribution

We have developed and introduced the “EZ” Series as “Exertainment” equipment which adds entertainment aspects to traditional fitness machines and combines exercising and entertainment. For example, the EZRUNNER and EZBIKE products are treadmills and exercise bicycles with a built-in video monitor on which the user can move characters in a video game by running or pedaling. These products have been introduced to some of Konami Sports facilities as the next-generation machines to meet the demand of the users who wish to become healthy while having fun. We have also introduced home fitness products that allow users to enjoy exercising at home, such as MARTIAL BEAT II, a martial art fitness game, Aerobics Revolution, an aerobics game, and Diet Channel, a virtual broadcasting which reproduces contents regarding diet within game, for Sony PlayStation.

Our fitness equipment and entertainment health related products are designed, produced, developed, manufactured, marketed, sold and distributed by Konami Sports Life Corporation, our wholly owned subsidiary. However, Konami Sports Life commissions Konami Corporation to do some of the manufacturing on its behalf. Currently, the largest customer for our fitness equipment is Konami Sports Corporation, which operates our sports clubs.

Other Operations

In addition to the five business segments described above, we run Konami Computer Entertainment School, which aims to support our entertainment development capabilities and to foster and maintain creative talent. Many graduates of school are employed by us and there are approximately 580 students enrolled at Konami Computer Entertainment School as of June 1, 2004. Also, in order to bring talent to each of our business areas, we established Konami School, Inc. in August 2003 and opened Konami School in April 2004. We are fostering talents for our various business areas, including game creators and sports club staffs.

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

Our significant brand licensing activities include the following:

•	We have obtained licenses from Japanese sports organizations such as the Professional Baseball Organization of Japan, the Japan Professional Soccer League, or J-League and the Japan Football Association.

•	We have obtained licenses from film makers, comics publishers and animation companies, including Disney Interactive, Inc., Vivendi Universal Games, Inc., 4KIDS Entertainment Inc., Mirage Licensing, Inc., Nihon Ad Systems Inc., Kodansha and Shogakukan Production Co., Ltd.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the periods indicated:

Year Ended March 31, 2002	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations and Corporate (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment (1)	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Year Ended March 31, 2003	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations and Corporate (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment (1)	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

Year Ended March 31, 2004	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations and Corporate (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥176,401	53,670	35,551	7,790	273,412	—	¥273,412
Intersegment (1)	68,757	1,516	305	260	70,838	(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income (loss)	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Assets	¥294,486	¥19,647	¥13,442	¥4,652	¥332,227	¥(37,730)	¥294,497

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations and Corporate means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

One of our principal strategies is to significantly increase our overseas revenues in absolute terms and as a percentage of our overall revenues.

Our present overseas activities consist principally of sales of video game software, Toy & Hobby products, amusement arcade games and gaming machines. During fiscal 2002, our net revenues increased by ¥17,503 million in the Americas and by ¥11,148 million in Europe due primarily to the success of video game software titles such as METAL GEAR SOLID 2 SONS OF LIBERTY and Silent Hill 2. During fiscal 2003, our net revenues increased by ¥21,727 million in the United States due primarily to the success of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! Trading Card Game. During fiscal 2004, our net revenues increased by ¥6,652 million in the United States due primarily to the continuous popularity of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! Trading Card Game, and by ¥19,532 million in Europe due primarily to an increase in sales of the Yu-Gi-Oh! game software, the Yu-Gi-Oh! card games and soccer titles. We also engage in limited overseas manufacturing activities.

We initiated overseas operations by exporting amusement arcade games in 1979, and in 1982 we established a sales subsidiary in the United States. In subsequent years, we established additional sales subsidiaries in Germany, the United Kingdom, Korea, Singapore and Hong Kong, and a software game development subsidiary in Shanghai. In February 1997 we established Konami Gaming, Inc. to manufacture and distribute gaming machines in Nevada. Having received all licenses required by the state and county officials in Nevada, we began distributing gaming machines in Nevada beginning in fiscal 2001. Since then, we have received similar licenses and/or permission to operate in the states of Arizona, California, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Oregon, West Virginia, Wisconsin, North Dakota and Idaho, and Puerto Rico and the Canadian provinces of British Columbia, Ontario, Quebec and Saskatchewan. In addition, we have been licensed by 39 Native American tribes in California, 13 tribes in Arizona, 11 tribes in New Mexico, nine tribes each in Minnesota and Michigan, five tribes in Wisconsin, four tribes each in Oregon and Kansas, three tribes in North Dakota, two tribes each in Iowa, New York and Louisiana and one tribe each in Idaho and Mississippi. We intend to file applications in a number of other gaming jurisdictions in North America. Konami Australia Pty Ltd., which became our consolidated subsidiary in October 2001, have obtained licenses to manufacture and sell gaming machines in all states in Australia, and exports gaming machines to overseas.

During the fiscal year ended March 31, 2001, the gaming machines we sold in the United States and two video slot machine components we exported to Australia were produced in Japan. Later, our production facility in Las Vegas, Nevada, which houses the headquarters and principal manufacturing facility of our U.S. gaming machine business, began operations in September 2001.

In October 2003, Konami of America, Inc., our sales subsidiary in the United States, added a new function of overseas business administration to its existing sales business and changed its name to Konami Digital

Entertainment, Inc. It established a new administrative office in Los Angeles in order to conduct various activities responding to local market needs for expanding shares of our Computer & Video Games business overseas.

Recently we launched sales of our video game software in China with the release of WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL for PlayStation 2. We are committed to build our market share in China by localizing our popular products for the Chinese market.

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

Year Ended March 31, 2004
Segment	Focus of R&D Activity
Computer & Video Games	Software such as WORLD SOCCER WINNING ELEVEN 7 and Powerful Professional Baseball Series.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series, toys for boys and infants such as The Gransazers and bath and toiletry products.
Amusement	Video games such as MAH-JONG FIGHT CLUB and Quiz MAGIC ACADEMY, new software for music simulation games such as drummania and pop’n music, e-AMUSEMENT system which connects above video games through the Internet, medium- and large-sized token operated games such as Fantasic Fever, FORTUNE ORB and GI series, as well as software for pachinko LCD units.
Gaming	Gaming machines and software for North America and Australia.
Health & Fitness	Fitness machines such as “EZ” Series

Year Ended March 31, 2003
Segment	Focus of R&D Activity
Computer & Video Games	Software such as WORLD SOCCER WINNING ELEVEN 6 and Yu-Gi-Oh!.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series and toy confectionaries and toys such as MICROiR.
Amusement	Video games such as MAH-JONG FIGHT CLUB, new software for music simulation games such as drummania and pop’n music, e-AMUSEMENT system which connects above video games through the Internet, medium- and large-sized token operated games such as OVALARENA, GI series and Monster Gate, as well as software for pachinko LCD units.
Gaming	Gaming machines and software for North America and Australia.
Health & Fitness	Fitness machines such as “EZ” Series and fitness games such as MARTIAL BEAT II

Year Ended March 31, 2002
Segment	Focus of R&D Activity
Computer & Video Games	Software such as METAL GEAR SOLID 2 SONS OF LIBERTY and WORLD SOCCER WINNING ELEVEN 5 Final Evolution for the PlayStation 2 platform.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series and toys such as DigiQ infra-red remote control cars.
Amusement	New software for music simulation games such as drummania, pop’n music and medium- and large-sized token-operated games such as FORTUNE ORB and Monster Gate as well as software for pachinko LCD units.
Gaming	Gaming machines and software for North America and Australia.

Competition

The markets for video game software and most of our other products are intensely competitive and are characterized by the frequent introduction of new hardware systems, software products and other innovations.

In addition, the domestic Japanese market is gradually shrinking due partly to the declining birthrate. Japanese game producers are competing to bolster their product lineups and expand their overseas operations. Moreover, the spread of online games due to the expansion of broadband networks and the market growth of cellular phone contents owing to the improvement of cellular phone capabilities have intensified competitions over limited users’ leisure times and made it extremely important for game software producers to develop software for a wide variety of media and outlets in order to maintain growth.

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., is expected to focus on strengthening software development and expanding the lineup of online games. Also, in December 2003, Sammy Corporation acquired shares of Sega Corporation and made Sega its equity method affiliate. In May 2004, Sammy and Sega agreed to establish a holding company that will hold both company’s entire stake in October 2004.

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

Our most significant competitors in the market for Toy & Hobby products are mainly toy makers, such as Bandai Co., Ltd. We believe that the most significant competitive factor in the market for Toy & Hobby products is the ability to timely develop popular products based on appealing characters and themes.

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

In the sports club market, we compete with other commercial health and sports clubs, such as Central Sports Co., Ltd., physical fitness and recreational facilities established by local governments, hospitals, nursing homes, businesses for their employees and similar organizations, and, to a certain extent, with racquet, tennis and other athletic clubs, country clubs, weight-reducing salons and the home-use fitness equipment industry. We also compete, to some extent, with entertainment and retail businesses for the discretionary income of our target markets. However, we believe our brand identity, operating experience, ability to allocate advertising and administration costs over all of our sports clubs, nationwide operations, purchasing power and account processing and collection infrastructure, provide us with distinct competitive advantages. As the fitness market in Japan still has room for further growth, we expect more companies to enter the market both regionally and nationally and we may not be able to continue to compete effectively in each of our markets in the future.

Intellectual Property

•	As of March 31, 2004, we had approximately 4,024 trademarks, 568 patents and 362 registered designs (excluding applications pending) in Japan and we also had approximately 3,709 trademarks, 692 patents and 428 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, creative products, LCD units for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

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

We do not own the trademarks, copyrights or patents covering the proprietary information and technology utilized in the game consoles marketed by Nintendo, Sony, Microsoft or Sega or, to the extent licensed from third parties, the brands, concepts and game programs featured in and comprising our software. See Item 4.B “Business Overview—Brand Sourcing”. Accordingly, we must rely on the trademarks, copyrights and patents of these third-party licensors for protection of such intellectual property from infringement. Under our license agreements with certain licensors, we may bear the risk of claims of infringement brought by third parties and arising from the sale of software.

Regulation

Gaming

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

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission, or the NIGC, and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. As of June 30, 2004, we are authorized to sell gaming machines and components to Native American casinos in 14 states.

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

Video Game Software

Japan.    No governmental entity in Japan is authorized to censor the content of computer entertainment software. The Computer Entertainment Software Association, or CESA, is a Japanese industry association that conducts market surveys, research and other activities to promote the computer entertainment software industry in Japan. CESA’s members are corporations and individuals engaged in projects relating to the development, manufacture and sale of computer entertainment software and organizations comprised of such individuals or organizations. We are a member of CESA and our Chief Executive Officer, Kagemasa Kozuki, had been the Chairman of CESA since its establishment in 1996 for three terms over six years.

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

International.    The content of video game software is not subject to federal regulation in the United States. However, many video game software publishers comply with the standardized rating system established by the Entertainment Software Rating Board, or ESRB. The ESRB is an independent entity established in 1994. It rates video games, websites and online games and reviews advertising created by the video game industry. Video game software publishers such as us include ESRB ratings on their game software packages and Nintendo and Sony include the meanings of these ratings on their game console packages.

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

Property

The following table sets forth information, as of March 31, 2004, with respect to our principal establishments:

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment	Land Space	Floor Space	Tenure
				(millions of yen)	(square meters)

Head Office	Chiyoda-ku, Tokyo	All	Administrative	¥1,326	—	4,234	Leased

Computer & Video Games Office	Minato-ku, Tokyo	Computer & Video Games	Sales, Administrative	¥6	—	692	Leased

Toy & Hobby Office	Shibuya-ku, Tokyo	Toy & Hobby	Production, Sales, Administrative	¥617	—	1,294	Leased

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment	Land Space	Floor Space	Tenure

Amusement Office	Minato-ku, Tokyo	Amusement	Production, Sales, Administrative	¥36	—	2,327	Leased

Amusement Kobe Office	Nishi-ku, Kobe	Amusement	Production, Manufacturing, Administrative	¥83	—	9,288	Leased

Amusement Zama Office	Zama, Kanagawa	Amusement	Production, Manufacturing, Administrative	¥72	—	7,854	Leased

Gaming Machine Research & Development Center	Zama, Kanagawa	Gaming	Production, Manufacturing, Administrative	¥24	—	1,676	Leased

Konami Computer Entertainment Studios, Inc.	Minato-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥299	—	3,602	Leased

Konami Computer Entertainment Tokyo, Inc.	Chuo-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥207	—	4,035	Leased

Konami Computer Entertainment Japan, Inc.	Minato-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥362	—	4,912	Leased

Konami Sports Corporation	Shinagawa-ku, Tokyo, and 210 locations	Health & Fitness	Sports Club	¥5,119	8,925	696,352	Some owned and some leased

Konami Real Estate, Inc.	Shinjuku-ku, Tokyo and other	Other	Home Leasing	¥2	834	1,409	Owned

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Other	Leader Training Facility	¥17	460,640	14,612	Owned

Konami Real Estate, Inc.	Shinagawa-ku, Tokyo	Other	Office Leasing	¥49	41,156	92,830	Owned

Konami Digital Entertainment, Inc.	Redwood City, California, U.S.A. (primary location)	Computer & Video Games, Toy & Hobby and Amusement	Sales, Administrative	¥131	22,501	7,433	Some owned and some leased

Konami of Europe GmbH	Frankfurt, Germany (primary location)	Computer & Video Games and Toy & Hobby	Sales, Administrative	¥78	—	4,582	Leased

Konami Corporation of Europe B.V.	London, U.K.	Amusement	Sales, Administrative	¥15	3,440	1,670	Owned

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming	Production and sales of gaming machines	¥120	—	6,347	Leased

Konami Australia Pty Ltd.	New South Wales, Australia	Gaming	Production and sales of gaming machines	¥209	—	7,753	Leased

In addition to the above facilities, we lease floor space in office buildings in various locations around the world including Japan, China, the United States and Europe.

Legal Proceedings

We are involved in a number of actions and proceedings in Japan and overseas in the ordinary course of our business. However, we are not involved in any legal or arbitration proceedings, nor, so far as our Directors are aware, are there any legal or arbitration proceedings pending or threatened involving us that, if determined adversely to us, would individually or in the aggregate have a material adverse effect on us or our financial condition and results of operations.

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2004. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)	Shares held by us, directly or indirectly (%)	Principal business	Establishment date

In Japan

Konami Computer Entertainment Tokyo, Inc.	Chuo-ku, Tokyo	¥2,323	65	Development of video game software	April 1995

Konami Computer Entertainment Japan, Inc.	Minato-ku, Tokyo	¥3,366	66	Development of video game software	April 1996

Konami Computer Entertainment Studios, Inc.	Minato-ku, Tokyo	¥1,213	67	Development of video game software	April 1995

Konami Online, Inc.	Minato-ku, Tokyo	¥300	100	Production and operation of mobile and online games	October 2001

Konami Media Entertainment, Inc.	Shibuya-ku, Tokyo	¥180	100	Production of music and publications	December 1995

Konami Traumer, Inc.	Katsushika-ku, Tokyo	¥142	78	Production and sales of toys and hobby products	March 1982

KPE, Inc.	Minato-ku, Tokyo	¥100	100	Sales of pachinko LCD units	June 1997

Konami Sports Life Corporation	Minato-ku, Tokyo	¥15,050	100	Sales of fitness equipment	June 22, 1989

Konami Sports Corporation	Shinagawa-ku, Tokyo	¥5,040	61	Operation of sports clubs	March 1973

Konami Marketing Japan, Inc.	Minato-ku, Tokyo	¥1,162	100	Marketing and sales	October 2000

Konami Real Estate, Inc.	Chuo-ku, Tokyo	¥10,000	100	Real estate management	December 1987

Name	Registered office	Issued share capital (in millions)	Shares held by us, directly or indirectly (%)	Principal business	Establishment date

Konami School, Inc.	Chuo-ku, Tokyo	¥80	100	Development and education of creators	August 2003

Konami Career Management, Inc.	Chuo-ku, Tokyo	¥60	100	Recruitment of human resources	October 1995

Konami Computer Entertainment School, Inc.	Minato-ku, Tokyo	¥490	100	Development and education of creators	March 1997

The Club At Yebisu Garden Co., Ltd.	Meguro-ku, Tokyo	¥200	70	Operation of sports clubs	January 1994

Takara Co., Ltd. (1)	Katsushika-ku, Tokyo	¥18,121	23	Toy manufacturer	June 1959

Hudson Soft Co., Ltd. (1)	Sapporo City, Hokkaido	¥4,347	45	Development of video game, mobile and online game software	May 1973

Genki Co., Ltd. (1)	Shinjuku-ku, Tokyo	¥684	37	Development of video game software	October 1990

One other company

Overseas

Konami Digital Entertainment, Inc.	Redwood City, California, U.S.A.	U.S.$21.5	100	Sales of video game software	November 1982

Konami Marketing, Inc.	Los Angels, California, U.S.A.	U.S.$0.17	100	Sales of toy and hobby products and amusement arcade games	April 2003

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	U.S.$1.7	100	Production and sales of gaming machines	February 1997

Konami Computer Entertainment Hawaii, Inc.	Honolulu, Hawaii, U.S.A.	U.S.$2.2	50	Development of video game software	May 1997

Konami Corporation of America	Redwood City, California, U.S.A.	U.S.$34.9	100	Holding company	October 1996

Konami Corporation of Europe B.V.	Amsterdam, Netherlands	€9.0	100	Holding company	November 1997

Konami of Europe GmbH	Frankfurt am Main, Germany	€5.1	100	Sales of video game software	December 1984

Konami Marketing (Asia) Ltd.	Tsui, Kowloon, Hong Kong, China	HK$19.5	100	Sales of video game software and amusement arcade games	September 1994
Konami Software Shanghai, Inc.	Xi Zang Zhong Road, Shanghai, China	U.S.$2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$3.0	100	Production and sales of gaming machines	November 1996

Konami Gaming (Australia) Pty Ltd.	New South Wales, Australia	A$0.01	100	Production and sales of gaming machines	January 1999

One other company

(1)	These companies are accounted for by the equity method.
(2)	Except as indicated in the notes above, there has been no change in respect of our subsidiaries and affiliates since March 31, 2004.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and information included in this annual report. Fiscal 2004 herein refers to the fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment products and health products and services provider. We develop, publish and distribute video game software for use by customers with home and handheld video game consoles, principally those manufactured by Sony and Nintendo. Since February 2001, we have also run the largest chain of health and sports clubs in Japan. We also produce toys, such as card games, including some that use characters from or are inspired by characters in our home video game software and other products. Finally, we produce and market a variety of entertainment and exercise machines and components, including amusement arcade games, token-operated games, LCD units for pachinko machines, gaming machines and fitness machines. We earn revenues and income and generate cash from sales of these products and services.

We divide our worldwide operations principally into five business segments for financial reporting purposes: Computer & Video Games, Toy & Hobby, Amusement, Gaming and Health & Fitness. The net revenue of these segments accounted for 33.8%, 21.0%, 13.0%, 4.0% and 28.9%, respectively, of our total net revenues, including intersegment revenues, in fiscal 2004. We have achieved constant growth in net revenues over the last six years, with revenue growth of 7.8% in fiscal 2004. Our consolidated net revenue for fiscal 2004 was ¥273,412 million, which was the highest since our founding.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent remain, affected by individual products or a series of products that are hits with consumers, such as our Yu-Gi-Oh! card game and our Yu-Gi-Oh! game software. We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, each featuring a growing number and variety of products and services. In the year ended March 31, 2004, for the first time, we had three segments with over ¥10,000 million in operating income and our other two segments turned profitable. This success was due to our concerted efforts to strengthen and diversify each of our segments. We are also diversifying our revenue sources by expanding our businesses overseas. Our Computer & Video Games and Toy & Hobby segments have been active in North American and European markets and our Gaming segment has actively developed its operations in North American market, the biggest gaming market in the world.

The overall Japanese entertainment industry has been expanding, reflecting an increasing social recognition of the importance of developing intellectual property and the rapid advance of technology. Among the businesses in the Japanese entertainment industry, the video game software business in which our Computer & Video Games segment operates has become increasingly competitive and more hit products-oriented, with the size of the market fluctuating depending on the number of hit products produced and distributed in a given year. The toy industry in Japan, where our Toy & Hobby segment operates, faces problems, including a declining birth rate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable incomes due to the sluggish economy and an increase in spending on other entertainment. The toy industry is holding firm, however, without any sharp decline in sales, due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. The amusement arcade industry where our Amusement segment operates has been sluggish, reflecting intensifying competition with other entertainment options, but it has recovered recently due primarily to the development of large-size amusement arcades that attract new consumers. The Japanese health industry in which our Health & Fitness segment operates has been developing gradually with an increasing demand for health-related services among middle-aged and senior consumers.

As a result of sluggish domestic markets in some of our business segments, we have been aggressively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. Our revenue growth in the past two fiscal years has been driven primarily by international growth. For example, sales of our Yu-Gi-Oh! card game and game software with Yu-Gi-Oh! content increased substantially in North America in fiscal 2003 and in Europe in fiscal 2004. In the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER WINNING ELEVEN 7 and Pro Evolution Soccer 3, gained popularity mainly in Japan and Europe and recorded sales of 4.5 million copies worldwide in fiscal 2004. We seek to continue expanding our business in these markets by introducing products which became hits in the Japanese market, however, new hit products may not be as successful abroad as in Japan due to different consumer tastes and different competitive environments in each market. Accordingly, we aim to diversify our overseas operations by deploying our products in other markets including China, where we recently released our first video game software, WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL for PlayStation 2.

Our main business strategies for each segment are as follows:

•	In the Computer & Video Games segment, we strive to strengthen our international operations through acquiring and creating contents that are globally competitive and enhancing our PC game software business with an alliance with Vivendi Universal.

•	In the Toy & Hobby segment, we are working to diversify our product lineups, including boy’s toys and educational toy products, toy products for infants and publishing, as well as standardizing the Yu-Gi-Oh! card game internationally for its further promotion.

•	In the Amusement segment, we plan to further enhance our e-AMUSEMENT service, which links amusement arcades throughout Japan, by strengthening existing contents.

•	In the Gaming segment, we aim to increase our market share in North America with the increased production capacity of a new factory in Nevada and a full-scale operation for sales of mechanical slot machines.

•	In the Health & Fitness segment, we are focusing on improving the quality of our services, rather than giving discounts, by offering a wide range of health-related value-added services in order to develop our operations effectively.

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

For example, our Toy & Hobby net revenues, including intersegment revenues, increased 25.1% from ¥45,948 million in fiscal 2003 to ¥57,468 million in fiscal 2004 due mainly to robust sales of our Yu-Gi-Oh! card game in North America, as well as increased sales of the card game in Europe. Our Computer & Video Games net revenues, including intersegment revenues, increased 5.8% from ¥87,476 million in fiscal 2003 to ¥92,520 million in fiscal 2004 due primarily to favorable sales of the Yu-Gi-Oh! game software in North America and Europe and an increase in sales of the WINNING ELEVEN series, soccer title, in Japan and Europe.

It is difficult to predict whether any particular product will become a hit. We seek to reduce the volatility of our net revenues by developing a large number of new titles each year in various categories and for various platforms. We have steadily increased the number of titles published by our home and handheld video game software business from 55 titles in fiscal 1999 to 120 titles in fiscal 2004. We have also decreased the volatility of our net revenues by entering the sports club business, which we believe will provide a more stable base of revenue.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold from 13 licenses for 26 products in fiscal 1999 to 94 licenses for 154 products in fiscal 2004.

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

Investments and Acquisitions

As discussed in Item 4.B, “Business Overview”, of this annual report, in the last four years we have sought growth and diversification through investments and acquisitions in sectors that promise increased revenue stability and increased revenue growth. In particular, we have made investments in video game software development companies for our Computer & Video Games segment and we have acquired new consolidated subsidiaries for our Toy & Hobby, Gaming and Health & Fitness segments. These investments and acquisitions have made substantial changes in the composition of our assets, in particular increasing the amount of goodwill and intangibles on our consolidated balance sheet in fiscal 2001 and fiscal 2002. As explained below, we recognized an other-than-temporary impairment of most of the goodwill and some of the intangibles in fiscal 2003.

We made the following investments in equity method affiliates in fiscal 2001 and fiscal 2002:

•	acquisition of 23.0% of the common stock of TAKARA Co., Ltd.;

•	acquisition of 45.5% of the common stock of HUSTON SOFT CO., LTD.; and

•	acquisition of 37.2% of the common stock of Genki Co., Ltd.

Our investments allow us to develop closer ties with companies doing business in areas that we consider growth areas for our business, including sales of Toy & Hobby products and mobile and on-line video game software. Because these companies are equity method affiliates, our financial results are affected by our pro rata share of their net income or losses. As a result of our fiscal 2003 year-end annual examination of these investments, we recognized an other-than-temporary impairment and recorded a net-of-tax charge of ¥2,438 million with respect to the investment in HUDSON SOFT CO., LTD., due to a significant decline in its share value in the market. For fiscal 2004, our income statement included ¥252 million in equity in net income of affiliated companies.

We spent an aggregate of ¥76,664 million on the following acquisitions of consolidated subsidiaries in the last four fiscal years:

Toy & Hobby:

•	acquisition of 77.8% of the common stock of Konami Träumer Inc., formerly known as Träumer Inc., in April 2003.

Gaming:

•	acquisition of 100% of the common stock of Paradigm Gaming Systems, Inc. in August 2001; and

•	acquisition of 100% of the common stock of Konami Australia Pty Ltd in October 2001.

Health & Fitness:

•	acquisition of 54.6% of the common stock of Konami Sports Corporation, formerly known as PEOPLE CO., LTD. in February 2001;

•	acquisition of 100% of the common stock of Konami Sports Plaza, Inc., formerly known as NISSAN SPORTS PLAZA CO., LTD., in June 2001;

•	acquisition of 82.2% of the common stock of Konami Olympic Sports Club, Corporation, formerly known as DAIEI OLYMPIC SPORTS CLUB, INC., in February 2002; and

•	acquisition of 100% of the common stock of Konami Athletics Inc., formerly known as NISSAY ATHLETICS COMPANY, in March 2003.

In connection with our acquisition of majority ownership of new consolidated subsidiaries in fiscal 2001 through 2004, we recognized an aggregate amount of goodwill of ¥39,359 million and acquired an aggregate amount of intangibles of ¥64,809 million, mostly related to the trademarks and other intangible property associated with our sports club business. Our acquisition related goodwill and other intangible assets were originally amortized over various periods. However, a change in U.S. GAAP means that such amortization for goodwill and indefinite lived intangibles ceased beginning on April 1, 2002 and that the remaining balances are required to be tested for impairment at least on an annual basis. Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts. This impairment was recognized as a component of our operating loss during fiscal 2003. For further information regarding this impairment, see “Critical Accounting Policies—Valuation of Intangible Assets and Goodwill” on page 81. We will continue to amortize intangibles with finite lives.

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

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 17 to our consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in each of our business segments are as follows:

Computer & Video Games

Net Revenues.    We develop, publish and distribute video game software for use in home and handheld video game consoles, game content for mobile phones and software or content for personal computers and on-line games. We refer to this segment as our “Computer & Video Games” segment. Our video game software is sold mainly in the form of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox and ROM-cartridges for handheld video game platforms such as the Game Boy Advance.

In fiscal 2004, net revenues from the Computer & Video Games segment, including intersegment revenues, were ¥92,520 million, accounting for 33.8% of consolidated net revenues excluding intersegment revenues. This was derived primarily from strong sales of soccer titles such as WORLD SOCCER WINNING ELEVEN 7 and WORLD SOCCER WINNING ELEVEN INTERNATIONAL for PlayStation 2 in Japan and Pro Evolution Soccer 3 for PlayStation 2 in Europe. In North America and Europe, we achieved strong sales of Yu-Gi-Oh! titles, reflecting a synergy effect of the popularity of the Yu-Gi-Oh! Trading Card Game and the Yu-Gi-Oh! cartoon on television. In North America, the Yu-Gi-Oh! series, including Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel and Yu-Gi-Oh! The Sacred Cards for Game Boy Advance, recorded sales of 2.45 million copies, and in Europe, the Yu-Gi-Oh! series, including Yu-Gi-Oh! Worldwide Edition: Stairway to the Destined Duel for Game Boy Advance and Yu-Gi-Oh! DUELISTS OF THE ROSES for PlayStation 2, recorded sales of 2.24 million copies. As a result, the operating margin for the Computer & Video Games segment, including intersegment revenues, for fiscal 2004 was 17.4%.

Our sales of video game software are strongly influenced by our ability to develop or acquire popular game content. See “—Factors Affecting Our Results of Operations—Factors Affecting Combined Results of Operations—Hit Products, Intellectual Property Licensing.” Sales of video game software are significantly affected by sales volumes of video game consoles. The potential market for a software product designed for a particular video game system is determined by the total number of such video game consoles purchased by consumers, a number which is sometimes referred to as the “installed base” of such video game consoles. When new hardware systems are introduced, we may experience a temporary decline in net sales attributable to video game software until we are able to produce one or more hit products that utilize the increased capabilities of the new hardware.

The home video game industry is characterized by rapid technological changes, which have resulted in successive introductions of increasingly advanced game consoles. As a result of the rapid technological shifts, no single game console has achieved long-term dominance in the home video game and computer games market. To respond to these rapid shifts in video game hardware technology, it is necessary for us to continually anticipate game console cycles, time our product pipeline so that we do not publish games for hardware that is no longer popular, and develop software programming tools necessary for emerging hardware systems.

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

The rapid technological advances in game consoles have significantly changed the software development process. The process of developing software for the new 128-bit consoles is extremely complex and we expect the process to become even more complex and expensive with the advent of more powerful future game consoles. According to our estimates, it currently takes between 6 and 24 months to develop a new title and the average development cost per title is generally between ¥100 million and ¥700 million, though the cost of our most technically complex titles may exceed ¥1,000 million.

Our cost of revenues for video game software also includes the costs of licenses from contents licensors. While some of our contents licenses include prepaid or guaranteed royalties, most of the royalties we pay are on a sales basis. We amortize the cost of prepaid royalties based on the number the associated products sold. We evaluate the future recoverability of any prepaid royalties and capitalized software development costs on a regular basis based on actual title performance. We expense as part of product development costs those capitalized costs that we deem unrecoverable.

Toy & Hobby

Net Revenues.    In fiscal 2004, net revenues from the Toy & Hobby segment, including intersegment revenues, were ¥57,468 million, accounting for 21.0% of consolidated net revenues. This was derived primarily from robust sales of our popular Yu-Gi-Oh! trading card game series in North America and Europe. The operating margin for the Toy & Hobby segment, including intersegment revenues, for fiscal 2004 was 34.1%.

Net revenues for the Toy & Hobby segment are affected principally by our ability to identify and acquire the rights to popular comic book and television characters and apply them to creative games, as well as the population of children, timing of product introductions, competition within the market, product life cycles and general economic trends.

Our Toy & Hobby segment generates revenues principally from the sales of card games. As the extraordinary popularity of the Yu-Gi-Oh! official card game in the Japanese market has subsided, approximately 70% of our Toy & Hobby revenues were derived from sales of the Yu-Gi-Oh! trading card games in North America and Europe in fiscal 2004. We believe that sales of card games in these markets are principally affected by the popularity of the contents from comic or television cartoon, the timing of product introduction reflecting, for example, the television broadcasting schedule and other competitive products. In the European markets, sales are also affected by the recognition of card games in the toy market, as card games are relatively new in Europe, in contrast with the United States, where card game market existed already. We have been globally standardizing the cards through events such as the Yu-Gi-Oh! World Championship in order to raise international recognition of and promote the Yu-Gi-Oh! card game.

The toy industry in Japan, where our Toy & Hobby segment operates, faces problems including a declining birth rate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable incomes due to the sluggish economy and an increase in spending on other entertainment. However, the toy industry is holding firm without any sharp decline in sales due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. Accordingly, we are diversifying the range of our products for the Japanese market, especially boy’s toy products, in order to balance our business portfolio and improve attractiveness of our product lineups. For example, we introduced a variety of action figures and other toys for boys using characters appearing in a popular science fiction action hero television program, The Gransazers, which were well received by the market. Also, for the first time, we are participating in the production of animated contents, a new robot hero animation television program, Get Ride! AMDRIVER, and developing boy’s toys products based on the contents at the same time.

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

Amusement

Net Revenues.    In fiscal 2004, net revenues from the Amusement segment, including intersegment revenues, were ¥35,427 million, accounting for 13.0% of consolidated net revenues excluding intersegment revenues. Segment revenues were derived primarily from sales of popular video arcade games such as MAH-JONG FIGHT CLUB and Quiz MAGIC ACADEMY and token-operated game machines such as Fantasic Fever and GI-TURFWILD as well as sales of LCD screen software for pachinko machines. The operating margin for the Amusement segment, including intersegment revenues, for fiscal 2004 was 33.3%.

Although arcade game sales had been declining since the appearance of advanced interactive entertainment products, such as sophisticated video game consoles and mobile phones which offered competing entertainment options that one could only play in an amusement arcade about twenty years ago, sales of the Japanese amusement arcade industry increased in fiscal 2004 due primarily to an increase in the number of large-scale amusement arcades within multi-purpose commercial facilities involving cinema complexes, shopping centers and other commercial facilities that attract customers, especially families and women.

The majority of revenues for the Amusement segment are derived from the sales of amusement arcade games and token-operated game machines. In particular, we continued to benefit from the favorable market acceptance of e-AMUSEMENT products for amusement arcades, such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. Revenues for the Amusement segment are affected by market acceptance, introduction of hit titles and general economic trends. We have found that we are able to elongate the life-cycle of our arcade games and increase our Amusement segment margins by creating new software packages for our existing arcade games in addition to creating new games.

We derive sustained revenues from our token-operated machines in Japan. We recorded ¥11 billion in sales of token-operated machines in fiscal 2004 due primarily to robust sales of Fantasic Fever and FORTUNE ORB, and believe that we are one of the leading companies in the Japanese token-operated game machine industry. As the arcade operations industry in Japan has been consolidating, with the number of amusement arcades declining and the average size of each arcade increasing, large-size token-operated game machine such as Fantasic Fever that attract customers and are well suited to large-scale amusement arcades are gaining popularity.

The Amusement segment also generates revenues from the sale of software for LCD units in pachinko games machines. Revenues from pachinko LCDs are affected by the maturation of the market, consumer preference, regulatory standards, supply-demand balance of liquid crystal display units, competition within the market, product life cycles and general economic trends. In recognition that all software have a finite life-cycle, pachinko parlors regularly replace legacy machines experiencing declining pay levels with new machines incorporating enhanced entertainment value and improved player appeal generally every two months to one year. We recorded a decline in sales of LCD units in fiscal 2004, due primarily to our inability to introduce new products matching changing customers’ needs in a timely manner.

Also, the pachinko machine market has shown a slight decline due to the overall effects of recession in the past several years. The pachinko industry still remains highly regulated which restricts rapid development of our operations. All pachinko manufacturers in Japan are required to get approval from The Security Electronics and Communications Technology Association, supervised by National Police Agency, in order to engage in sales activities. The manufacturers of pachinko machines must also register with The Japan Crime Prevention Association. Licensing requirements can delay the development and release of new pachinko machine products. Changes in rules or regulations governing pachinko machines may adversely affect our sales of software for LCD units.

Expenses.    Expenses for our Amusement segment are largely related to cost of parts and raw materials, particularly with respect to pachinko LCDs, which are sometimes scarce and priced accordingly, manufacturing costs and research and development expenses. As for amusement arcade games and token operated games, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software contents for existing machines rather than selling new machines. We are currently working on further improving margins in our Amusement segment through the introduction of less expensive Internet-linked amusement arcade games “e-AMUSEMENT” and other measures to decrease production costs.

Gaming

Net Revenues.    In fiscal 2004, net revenues from the Gaming segment, including intersegment revenues, were ¥10,947 million, accounting for 4.0% of consolidated net revenues excluding intersegment revenues. The main revenue source for the Gaming segment is the sale of video slot machines and software contents in Australia and North America. Revenues for the Gaming segment are affected by the timing of product introductions, timing of regulatory approvals in various markets, ability to penetrate into foreign casino markets, number of casino players, casino gaming regulations in each market, our production capacity, competition within the market, normal product life cycles and general economic trends.

Our sales of casino gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 130 countries and the number of countries authorizing casinos has been increasing each year according to the Tokyo Metropolitan Government, Bureau of Industrial and Labor Affairs. We believe that the world-wide sales (including leasing and others) of casino gaming machines for the year 2005 will be over ¥300 billion and the market will grow continuously.

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, marketed casino gaming machines, including our main product Egyptagon. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have made substantial in-roads and believe we are one of the largest sellers of gaming machines in the Australian market. However, we believe the Australian gaming market is mature and has been leveling off, due in part to regulations limiting the maximum number of gaming machines allowed in each state, so we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market.

In North America, the largest casino gaming machines market in the world, we currently hold licenses to manufacture and sell casino gaming machines in 23 states and to 105 tribes. We participated in the world’s largest gaming show held in Las Vegas in September 2003 with 17 product titles, thereby showing that we improved our line-up of gaming machines both in quantity and quality.

In contrast with Australia, we believe demand for casino gaming machines in North America has been increasing. Also, our application for license in New Jersey, one of the largest casino markets in North America, is currently being processed and, if we succeed in obtaining a New Jersey license, we expect to further expand our share in the market. In order to meet increasing demand, we are building a new gaming machine factory in Las Vegas, which is expected to double our current production capacity and is scheduled to commence its operation by the end of fiscal 2005.

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

Health & Fitness

Net Revenues.    We are the largest sports club operator in Japan according to the Leisure Paper issued by the JAPAN PRODUCTIVITY CENTER FOR SOCIO-ECONOMIC DEVELOPMENT. We also design, manufacture and sell fitness-related games and exercise machines. As of March 31, 2004, we operated 208 sports clubs that collectively served approximately 844,000 members. Our Health & Fitness segment had ¥78,899 million in net revenues, including intersegment revenues, in fiscal 2004.

The majority of our Health & Fitness revenues come from membership fees. Our membership fee structure generally includes virtually no initial membership fee. We do not have financing plans for new members. A lack of financing plans and the fact that almost all of our members pay their monthly dues by credit card mean that we have a comparatively low risk of losses from uncollectible receivables.

Our sports clubs also collect additional revenues from ancillary sales and services, sales of consumables including meals in our in-club restaurants and nutritional products in our in-club stores, and fees for services such as jazzercise and other fitness classes, massage, fitness counseling, diet programs and personal trainers.

Although we have not achieved expected growth due to unfavorable market conditions, we expect to continue to increase revenues through club and membership growth. We currently serve many, but not all, of the major cities in Japan. We plan to extend our reach into new geographic markets until we cover all of Japan. We believe that we are well positioned, being twice as large as the second largest operator according to the Leisure Paper, to identify opportunities to selectively acquire existing operators and facilities at attractive prices due to our dominant position in a fragmented market. During fiscal 2004, we increased the aggregate number of sports clubs we directly operate by four clubs.

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the sports club industry in Japan, we unified our collection of brands, including Eg-zas and People, into a single brand: Konami Sports Club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Finally, we launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information.

Also, we focus more on improving the quality of our services than on reducing our prices in order to compete efficiently. For example, we offer value-added services such as spa and massage in our sports clubs for extra charges. Also, we offer events and tours such as Honolulu Marathon tours and ski tours in which our members can participate. As a result of such efforts, the average amount spent per customer increased in fiscal 2004.

Our Health & Fitness segment develops fitness-oriented games to consumers and fitness machines with entertainment quality mainly for our Konami Sports fitness clubs. As of March 31, 2004, we have developed four Health & Fitness machines under EZ series brand and these machines are now introduced in our Konami Sports fitness clubs. We also have several new machines in various stages of the development pipeline.

In fiscal 2004, our fitness-related game and fitness equipment business launched Diet Channel, a fitness game software that enables dieting while enjoying exercising at home.

In fiscal 2003, our fitness-related game and fitness equipment business released new home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

Expenses.    Operating expenses for our Health & Fitness segment include, for our health and sports club business, leases for facilities, salaries for trainers and other club employees, costs of fitness machines and other equipment, utilities charges, marketing expenses, costs for maintaining the facilities and depreciation. Upon opening a new sports club, we often experience an initial period of club operating losses for the first 12 months, but this period can vary substantially depending on the individual club. Initial membership levels tend not to generate sufficient revenue for the club to generate positive earnings in its first full year of operation and substantially lower margins in its second full year of operations than a mature club. However, because most of our expenses are fixed, operating margins tend to improve with respect to each club as membership increases. Expenses for our fitness-related game and fitness equipment business are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses.

In fiscal 2003, we had substantial additional operating expenses in our Health & Fitness segment because we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Under U.S. GAAP, impairment loss is treated as an operating expense. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to identifiable intangible assets such as trademarks and franchise contracts. These impairment losses were attributed to the fact that the growth of this segment did not meet our expectations as a result of negative trends in general economic conditions in Japan. In fiscal 2004, we did not recognize any impairment losses.

Results of Operations

The table below shows selected items from our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
NET REVENUES:
Product sales revenue	¥165,154	¥178,766	¥196,136	$1,855,767
Service revenue	60,426	74,891	77,276	731,157

Total net revenues	225,580	253,657	273,412	2,586,924

COSTS AND EXPENSES:
Costs of products sold	104,192	112,364	115,229	1,090,255
Costs of services rendered	50,459	62,515	63,953	605,100
Impairment charge for goodwill and other intangible assets	—	47,599	—	—
Selling, general and administrative	52,842	53,049	53,517	506,358

Total costs and expenses	207,493	275,527	232,699	2,201,713

Operating income (loss)	18,087	(21,870)	40,713	385,211

OTHER INCOME (EXPENSES):
Interest income	244	373	488	4,617
Interest expense	(767)	(938)	(865)	(8,184)
Gain on sale of subsidiary shares	4,655	904	—	—
Other, net	459	(565)	(229)	(2,166)

Other income (expenses), net	4,591	(226)	(606)	(5,733)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,678	(22,096)	40,107	379,478

INCOME TAXES:
Current	17,276	14,912	18,686	176,800
Deferred	(5,609)	(8,726)	(651)	(6,159)

Total	11,667	6,186	18,035	170,641

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,011	(28,282)	22,072	208,837

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	364	(1,051)	2,220	21,004
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	755	(1,288)	252	2,384

NET INCOME (LOSS)	¥11,402	¥(28,519)	¥20,104	$190,217

Comparison of Fiscal 2004 with Fiscal 2003

Net Revenues

Net revenues increased ¥19,755 million, or 7.8%, to ¥273,412 million in fiscal 2004 from ¥253,657 million in fiscal 2003 due primarily to increases in the sales of each segment, especially robust sales of the Yu-Gi-Oh! card games in Europe and North America that recorded sales of ¥49.5 billion, continuous popularity of soccer game titles and the Yu-Gi-Oh! game titles that recorded worldwide sales of 4.6 million and 5.0 million copies, respectively, in the Computer & Video Games segment, and solid sales of our main casino gaming machines in North America. For additional information regarding the increases in sales for each segment, see “—Segment Information.”

Cost of Revenues

Cost of revenues, which is the sum of costs of products sold and costs of services rendered, increased ¥4,303 million, or 2.5%, to ¥179,182 million in fiscal 2004 from ¥174,879 million in fiscal 2003 due primarily to increased aggregate unit sales in our Computer & Video Games, Toy & Hobby, and Gaming segments, despite a decrease in cost of revenues for our Amusement segment reflecting lower unit costs due to increased production of amusement games.

Impairment Charge for Goodwill and Other Intangible Assets

We recorded an impairment charge of ¥47,599 million for goodwill and other intangible assets in fiscal 2003, but did not record any impairment charges in fiscal 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥468 million, or 0.9%, to ¥53,517 million in fiscal 2004 from ¥53,049 million in fiscal 2003. The increase in expenses was due primarily to a ¥1,673 million increase in advertising expenses.

Operating Income (Loss)

As a result of the foregoing, our operating income (loss) increased ¥62,583 million to ¥40,713 million in fiscal 2004 from ¥(21,870) million in fiscal 2003. As a percentage of net revenues, operating income increased 23.5% to 14.9% in fiscal 2004 from (8.6)% in fiscal 2003.

Other Income (Expenses), net

Other expenses, net increased ¥380 million to ¥606 million in fiscal 2004 from ¥226 million in fiscal 2003 due primarily to the absence of gain recognized from sales of subsidiaries’ shares in fiscal 2004 compared to ¥904 million of such gain in fiscal 2003.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies increased ¥62,203 million to ¥40,107 million in fiscal 2004 from ¥(22,096) million in fiscal 2003.

Income Taxes

Income taxes increased by ¥11,849 million, or 191.5%, to ¥18,035 million in fiscal 2004 from ¥6,186 million in fiscal 2003. This increase in income taxes was due to an increase in the income before income taxes reflecting the recognition of an impairment charge for goodwill in 2003. As a result, the effective tax rate increased by 73.0% to 45.0% in fiscal 2004 from (28.0%) in fiscal 2003.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries increased ¥3,271 million to ¥2,220 million in fiscal 2004 from ¥(1,051) million in fiscal 2003 due primarily to a ¥2,632 million minority interest in the impairment charge related to goodwill and identifiable intangible assets incurred by Konami Sports Corporation in fiscal 2003, which more than offset an overall increase in income of our consolidated subsidiaries.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies increased ¥1,540 million to ¥252 million in fiscal 2004 from ¥(1,288) million in fiscal 2003 due primarily to the recognition of ¥2,438 million other-than-temporary decline in the value of our investment in Hudson Soft Co., Ltd in fiscal 2003.

Net Income (Loss)

As a result of the foregoing, our net income (loss) increased ¥48,623 million to ¥20,104 million in fiscal 2004 from ¥(28,519) million in fiscal 2003.

Comparison of Fiscal 2003 with Fiscal 2002

Net Revenues

Net revenues increased ¥28,077 million, or 12.4%, to ¥253,657 million in fiscal 2003 from ¥225,580 million in fiscal 2002 due primarily to robust sales of our Yu-Gi-Oh! trading card game in North America and the addition of a full year of revenues from a subsidiary that operates sports club businesses, Konami Olympic Sports Club, which was acquired in February 2002, and subsequently merged into Konami Sports Corporation in October 2002.

Cost of Revenues

Cost of revenues increased ¥20,228 million, or 13.1%, to ¥174,879 million in fiscal 2003 from ¥154,651 million in fiscal 2002, mirroring the rise in sales, and the inclusion of a full year of cost of revenues from Konami Olympic Sports Club.

Impairment Charge for Goodwill and Other Intangible Assets

We recorded an impairment charge of ¥47,599 million for goodwill and other intangible assets in fiscal 2003 as a result of a significant decline in the value of goodwill and other intangible assets relating to our health and sports club business. These impairment losses were attributed to the fact that the growth of this business did not meet our expectations as a result of negative trends in general economic conditions in Japan.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥207 million, or 0.4%, to ¥53,049 million in fiscal 2003 from ¥52,842 million in fiscal 2002. The increase in expenses was due primarily to the inclusion of a full year of such expenses incurred by the health and sports club business of Konami Olympic Sports Club and a ¥3,311 million increase in advertising expenses. However, the increase in such expenses was mostly offset by a ¥3,948 million decrease in bad debt expense and a ¥3,532 million decrease in amortization of goodwill and identifiable intangible assets due to the adoption of SFAS No. 142, which ended the amortization of goodwill and indefinite lived intangible assets.

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

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, or SFAS No. 131, we have five reportable operating segments for which separate financial information is available and reported in our consolidated financial statements. Our chief operating decision maker regularly evaluates this data in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. As required by SFAS No. 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management, derived from our U.S. GAAP financial statements.

Effective the second quarter ended September 30, 2003, we combined the results of our other segment with our corporate and eliminations. In accordance with this change, results for the years ended March 31, 2002 and 2003 have been reclassified to conform to the presentation for the year ended March 31, 2004.

In May 2002, Konami sold its amusement facility operation business, which was a part of the Other segment, to a third-party purchaser.

The following tables present net revenues, both including and excluding intersegment revenues, operating expenses and operating income (loss) for fiscal 2002, 2003 and 2004, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, including intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2002	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥88,762	¥25,213	¥36,649	¥3,063	¥65,619	¥6,274	¥225,580
Intersegment	1,367	388	1,269	—	31	(3,055)	—

Total	90,129	25,601	37,918	3,063	65,650	3,219	225,580
Operating expenses	71,777	18,400	29,318	5,789	70,273	11,936	207,493

Operating income (loss)	¥18,352	¥7,201	¥8,600	¥(2,726)	¥(4,623)	¥(8,717)	¥18,087

Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥45,887	¥33,105	¥8,215	¥78,437	¥2,122	¥253,657
Intersegment	1,585	61	1,200	—	88	(2,934)	—

Total	87,476	45,948	34,305	8,215	78,525	(812)	253,657
Operating expenses	73,489	29,319	27,035	8,384	127,937	9,363	275,527

Operating income (loss)	¥13,987	¥16,629	¥7,270	¥(169)	¥(49,412)	¥(10,175)	¥(21,870)

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$852,540	$542,483	$326,871	$103,577	$746,286	$15,167	$2,586,924
Intersegment	22,850	1,259	8,326	—	227	(32,662)	—

Total	875,390	543,742	335,197	103,577	746,513	(17,495)	2,586,924
Operating expenses	723,209	358,493	223,578	97,029	720,286	79,118	2,201,713

Operating income (loss)	$152,181	$185,249	$111,619	$6,548	$26,227	$(96,613)	$385,211

Comparison of Fiscal 2004 with Fiscal 2003

Computer & Video Games

Net revenues of our Computer & Video Games segment, including intersegment revenues, increased ¥5,044 million, or 5.8%, to ¥92,520 million in fiscal 2004 from ¥87,476 million in fiscal 2003 due primarily to an increase in sales of soccer titles in Japan and Europe and favorable sales of the Yu-Gi-Oh! series overseas. Soccer titles, including WORLD SOCCER WINNING ELEVEN 7 and WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL for PlayStation 2 in Japan and Pro Evolution Soccer 3 for PlayStation 2 in Europe, recorded 4.6 million sales copies worldwide, including Asia and North America. Also the Yu-Gi-Oh! titles, including Yu-Gi-Oh! The Sacred Cards for Game Boy Advance and The Falsebound Kingdom for Game Cube, recorded total sales of 2.45 million copies in North America. In Europe, the Yu-Gi-Oh! titles, including Yu-Gi-Oh! The Sacred Cards and Yu-Gi-Oh! Worldwide Edition Stairway to the Destined Duel, recorded total sales of 2.24 million copies. Worldwide sales of the Yu-Gi-Oh! titles, including Japan and Asia, amounted to 5.01 million copies. In addition, TEENAGE MUTANT NINJA TURTLES gained popularity as a result of synergy with broadcast of television cartoons mainly in the United States and the title for PlayStation 2, Game Cube, Xbox, Game Boy Advance and PC recorded total sales of 1.48 million copies worldwide. As a result, we recorded an increase in sales to 24.7 million copies in fiscal 2004, including 21.6 million copies of our titles and 3.1 million copies of titles from other third party companies, from 23.7 million copies in fiscal 2003, including 21.0 million copies of our titles and 2.7 million copies of titles from other third party companies.

Operating expenses increased ¥2,947 million, or 4.0%, to ¥76,436 million in fiscal 2004 from ¥73,489 million in fiscal 2003. Such increase includes a ¥1,893 million increase in cost of revenues and a ¥1,056 million increase in selling, general and administrative costs including advertising costs relating to the Yu-Gi-Oh! titles.

Operating income increased ¥2,097 million, or 15.0%, to ¥16,084 million in fiscal 2004 from ¥13,987 million in fiscal 2003, reflecting the fact that both revenues and costs increased.

Toy & Hobby

Net revenues of our Toy & Hobby segment, including intersegment revenues, increased ¥11,520 million, or 25.1%, to ¥57,468 million in fiscal 2004 from ¥45,948 million in fiscal 2003. This increase was due primarily to an increase in sales of the Yu-Gi-Oh! trading card games in Europe to ¥14,000 million from ¥500 million in the previous year. We commenced sales of the Yu-Gi-Oh! trading card game in the U.K. in December 2002, in France in March 2003 and in Germany, Italy and other European countries during fiscal 2004. Sales of the Yu-Gi-Oh! trading card game in Europe increased substantially from the beginning of fiscal 2004 until the Christmas season, reflecting the popularity of the Yu-Gi-Oh! cartoon broadcasted on television and the Yu-Gi-Oh! game software. We also recorded approximately ¥26,000 million and ¥9,500 million sales of the Yu-Gi-Oh! card game in North America and in Asia including Japan, respectively. As a result, worldwide sales of the Yu-Gi-Oh! card game increased to ¥49,500 million in fiscal 2004 from ¥38,000 million in fiscal 2003. We also recorded solid sales of The Gransazers series, toys using characters appearing in the popular science fiction action hero television program, The Gransazers.

Operating expenses increased ¥8,570 million, or 29.2%, to ¥37,889 million in fiscal 2004 from ¥29,319 million in fiscal 2003. The increase consists primarily of an increase in cost of revenues of ¥6,215 million due mainly to an increase in cost of revenues for the Yu-Gi-Oh! card games and an increase in selling, general and administrative costs due mainly to an increase in advertising costs in North America and Europe.

Operating income increased ¥2,950 million, or 17.7%, to ¥19,579 million in fiscal 2004 from ¥16,629 million in fiscal 2003, reflecting the fact that revenues increased more than costs.

Amusement

Net revenues of our Amusement segment, including intersegment revenues, increased ¥1,122 million, or 3.3%, to ¥35,427 million in fiscal 2004 from ¥34,305 million in fiscal 2003. This increase was due primarily to the increase in sales of token-operated games to ¥11,000 million in fiscal 2004 from ¥7,400 million in fiscal 2003, resulting from the introduction of our new large-sized token-operated machines in a timely manner that are suitable for large-scale amusement arcades that attract customers. Sales of token-operated games include GI-WINNING SIRE and GI-TURFWILD, which have a realistic “right there in the midst of it” feel, and Fantasic Fever and FORTUNE ORB, large-sized “penny-falls”, game machines popular for their entertaining stage effects. Also, sales of video game products recorded ¥18,400 million in fiscal 2004 due primarily to the favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series and the expansion of the line-up of music simulation games such as pop’n music, GUITARFREAKS and drummania and gun shooting games such as the WARTRAN TROOPERS. On the other hand, sales of pachinko LCD units decreased to ¥6,000 million in fiscal 2004 from ¥7,200 million in fiscal 2003, resulting from our inability to introduce new products meeting rapidly changing market needs in a timely manner.

Operating expenses decreased ¥3,405 million, or 12.6%, to ¥23,630 million in fiscal 2004 from ¥27,035 million in fiscal 2003, reflecting a decrease in the rate of cost for amusement arcade games to 52.8% in fiscal 2004 from 63.6% in fiscal 2003, reflecting an increase in production which lowered unit costs.

Operating income increased ¥4,527 million, or 62.3%, to ¥11,797 million in fiscal 2004 from ¥7,270 million in fiscal 2003, reflecting increased net revenue and lower operating expenses.

Gaming

Net revenues of our Gaming segment increased ¥2,732 million, or 33.3%, to ¥10,947 million in fiscal 2004 from ¥8,215 million in fiscal 2003. This increase was due primarily to an increase in revenues from sales of casino gaming machines by our U.S. subsidiary, Konami Gaming, Inc. with robust sales of our main products, Mariachi Madness and Solstice Gold. Although sales of casino gaming machines through our Australian subsidiary, Konami Australia Pty Ltd. decreased slightly in fiscal 2004, sales were maintained with our main product Egyptagon, while the Australian market has been leveling off.

Operating expenses increased ¥1,871 million, or 22.3%, to ¥10,255 million in fiscal 2004 from ¥8,384 million in fiscal 2003 due primarily to increased sales of gaming machines.

Operating income was ¥692 million in fiscal 2004, an increase of ¥861 million from operating loss of ¥169 million in fiscal 2003, as the increase in net revenues outpaced the increase in operating expenses.

Health & Fitness

Net revenues of our Health & Fitness segment, including intersegment revenues, increased ¥374 million, or 0.5%, to ¥78,899 million in fiscal 2004 from ¥78,525 million in fiscal 2003. This increase was due primarily to the increase in the amount of revenues earned per member due to improvements in the quality of our services and our offering of a wide range of health-related value-added services.

Operating expenses decreased ¥51,810 million, or 40.5%, to ¥76,127 million in fiscal 2004 from ¥127,937 million in fiscal 2003 due primarily to a charge taken in connection with the impairment of goodwill and other intangible assets relating to this segment of ¥47,599 million in fiscal 2003 and a decrease in the amortization of membership lists to ¥339 million in fiscal 2004 from ¥2,533 million in fiscal 2003.

Operating income was ¥2,772 million in fiscal 2004, an increase of ¥52,184 million from operating loss of ¥49,412 million in fiscal 2003.

Comparison of Fiscal 2003 with Fiscal 2002

Computer & Video Games

Net revenues of our Computer & Video Games segment, including intersegment revenues, decreased ¥2,653 million, or 2.9%, to ¥87,476 million in fiscal 2003 from ¥90,129 million in fiscal 2002, despite a record year in terms of units sold. This decrease was due primarily to a shift in our product mix from products with higher unit prices such as the METAL GEAR SOLID 2 SONS OF LIBERTY game for PlayStation 2, which recorded sales of more than five million copies worldwide in fiscal 2002, to products with lower unit prices and an increase in unit sales to North America, which generated less revenues than a similar increase in unit sales in Japan would have, due to different market conditions. WORLD SOCCER WINNING ELEVEN 6 and Pro Evolution Soccer 2 for PlayStation 2 each recorded over one million sales in Japan and in Europe, respectively, reflecting worldwide popularity of soccer. Also the Yu-Gi-Oh! titles including Yu-Gi-Oh! The Eternal Duelist Soul for Game Boy Advance, Yu-Gi-Oh! FORBIDDEN MEMORIES for PlayStation and Yu-Gi-Oh! Dark Duel Stories for Game Boy Color, recorded total sales of 4.6 million copies in North America. As a result, we recorded an increase in sales to 23.7 million copies in fiscal 2003, including 21.0 million copies of our titles and 2.7 million copies of titles from other third party companies, from 22.8 million copies in fiscal 2002, including 20.3 million copies of our titles and 2.5 million copies of titles from other third party companies.

Operating expenses increased ¥1,712 million, or 2.4%, to ¥73,489 million in fiscal 2003 from ¥71,777 million in fiscal 2002. Such increase includes a ¥269 million decrease in cost of revenues and a ¥1,981 increase in selling, general and administrative costs including advertising costs relating to the Yu-Gi-Oh! titles.

Operating income decreased ¥4,365 million, or 23.8%, to ¥13,987 million in fiscal 2003 from ¥18,352 million in fiscal 2002, reflecting the fact that revenues decreased while costs increased.

Toy & Hobby

Net revenues of our Toy & Hobby segment, including intersegment revenues, increased ¥20,347 million, or 79.5%, to ¥45,948 million in fiscal 2003 from ¥25,601 million in fiscal 2002. This increase was due primarily to an increase in sales of the Yu-Gi-Oh! trading card game series in North America to ¥24,000 million in fiscal 2003 from ¥300 million in fiscal 2002. Since its release in North America in March 2002, sales of the Yu-Gi-Oh! trading card game series grew dramatically from summer vacation until the Christmas season, reflecting the popularity of the Yu-Gi-Oh! children’s cartoon on television and the Yu-Gi-Oh! video game series. A new series of the Yu-Gi-Oh! official card game also maintained high levels of sales in Japan and other Asian countries of ¥13,500 million. As a result, worldwide total sales of Yu-Gi-Oh! card games were ¥38,000 million in fiscal 2003, increased from ¥19,200 million in fiscal 2002. We also recorded stable sales in MICROiR series products.

Operating expenses increased ¥10,919 million, or 59.3%, to ¥29,319 million in fiscal 2003 from ¥18,400 million in fiscal 2002. The increase consists primarily of an increase in cost of revenues of ¥9,124 million due mainly to an increase in cost of revenues for the Yu-Gi-Oh! card games and an increase in selling, general and administrative costs due mainly to an increase in advertisement costs in North America.

Operating income increased ¥9,428 million, or 130.9%, to ¥16,629 million in fiscal 2003 from ¥7,201 million in fiscal 2002, reflecting the fact that revenues increased more than costs.

Amusement

Net revenues of our Amusement segment, including intersegment revenues, decreased ¥3,613 million, or 9.5%, to ¥34,305 million in fiscal 2003 from ¥37,918 million in fiscal 2002. This decrease was due primarily to the decline in sales of pachinko LCD units to ¥7,200 million in fiscal 2003 from ¥15,400 million in fiscal 2002, resulting from our inability to introduce new products meeting rapidly changing market needs in a timely manner. On the other hand, sales of amusement arcade game products increased to ¥17,900 million in fiscal 2003 from ¥11,800 million in fiscal 2002, reflecting the favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series and the expansion of the line-up of simulation games that can be played by more than one person such as WORLDCOMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITARFREAKS and drummania. Token-operated products also contributed ¥7,400 million to revenues for fiscal 2003. Token-operated game sales were led by the continuously popular GI-WINNING SIRE and GI-TURFWILD, the latest large-scale token-operated horse racing games in the GI series, which have a realistic “right there in the midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine popular for its entertaining stage effects and OVALARENA, a new large-scale token-operated bingo game machine with a player match-up function.

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

Gaming

Net revenues of our Gaming segment increased ¥5,152 million, or 168.2%, to ¥8,215 million in fiscal 2003 from ¥3,063 million in fiscal 2002. This increase was due primarily to an increase in revenues from sales of casino gaming machines by our Australian subsidiary, Konami Australia Pty Ltd, reflecting both growth in sales by Konami Australia Pty Ltd and an additional six months of revenues from Konami Australia Pty Ltd in fiscal 2003, since it was acquired in October 2001. Revenue growth also reflects an increase in sales of casino gaming machines through our U.S. subsidiary, Konami Gaming, Inc.

Operating expenses increased ¥2,595 million, or 44.8%, to ¥8,384 million in fiscal 2003 from ¥5,789 million in fiscal 2002 due primarily to an increase in revenues and the fact that we recognized only six months of operating expenses of Konami Australia Pty Ltd. in fiscal 2002.

Operating loss decreased ¥2,557 million to ¥169 million in fiscal 2003 from ¥2,726 million in fiscal 2002, reflecting the fact that revenues increased more than costs.

Health & Fitness

Net revenues of our Health & Fitness segment, including intersegment revenues, increased ¥12,875 million, or 19.6%, to ¥78,525 million in fiscal 2003 from ¥65,650 million in fiscal 2002. This increase was due primarily to the expansion of our network of sports clubs by acquiring our competitors, the opening of 16 new sports clubs and entering into new franchise relationships, and the addition of a full year of revenues from Konami Olympic Sports Club Corporation, which was acquired in February 2002 and subsequently merged into Konami Sports Corporation in October 2002. In addition, we added five new directly-managed club facilities by the acquisition of all of the outstanding shares of Konami Athletics Inc. in March 2003.

Operating expenses increased ¥57,664 million, or 82.1%, to ¥127,937 million in fiscal 2003 from ¥70,273 million in fiscal 2002 due primarily to a charge taken in connection with the impairment of goodwill and other intangible assets relating to this segment of ¥47,599 million, the inclusion of a full year of operating expenses incurred by Konami Olympic Sports Club Corporation and costs of opening 16 new sports clubs.

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

Acquisitions

In the past three fiscal years, we have made a number of business acquisitions, which have been accounted for using the purchase method of accounting. The purchase method requires that the net assets—tangible and identifiable intangible assets less liabilities—of the acquired company be recorded at fair value, with the difference between the cost of an acquired company and the fair value of the acquired net assets recorded as goodwill. Application of the purchase method requires us to make complex judgments about the allocation of the purchase price to the fair value of the net assets we acquired, and estimated useful lives of such assets.

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

In the fourth quarter of fiscal 2003, however, using the same methodologies and again considering the independent appraiser’s findings, we determined that the fair value of our Health & Fitness segment was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the segment, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss for fiscal 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the segment’s failure to meet previous growth expectations as a result of a significant slow-down in the growth rate of the industry in which it operated as well as negative trends in general economic conditions in Japan that accelerated in the later half of fiscal 2003.

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

Revenue Recognition

We derive revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components; and (ii) membership fee revenue from health and sports club members.

Our revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For our product sales, it is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For our sports clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides an advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

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

Revenue from sports club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires us to defer the membership fee revenue for one month. Initial membership fee revenue is deferred and recognized over the estimated period of the related membership. Currently, however, the amount of such initial fees is not significant.

The Price is Fixed or Determinable.

The price our customers pay for our products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Our membership fee for sports clubs is fixed at the time of admission of the member.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our sports clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance.

Accounting Developments

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosure for financial instruments within its scope. For Konami, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for Konami on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

Capital Expenditures

Our capital expenditures amounted to ¥20,681 million, ¥17,919 million and ¥11,562 million on an accrual basis during fiscal 2002, 2003 and 2004, respectively. During fiscal 2002, our capital expenditures consisted mainly of purchases and leases of computer and other product development equipment in the amount of ¥9,615 million. During fiscal 2003, our capital expenditures consisted mainly of the acquisition of Konami Super Campus for ¥3,010 million and funds for the opening and repair of sports clubs in the amount of ¥4,638 million. During fiscal 2004, our capital expenditures consisted mainly of funds for the opening and repair of sports clubs in the amount of ¥2,073 million and the development of in-house software in the amount of ¥1,239 million. We expect our capital expenditures for fiscal 2005 to be approximately ¥15,000 million on an accrual basis, which will relate to purchases and leases of computers, other product development equipment and the opening and repair of sports clubs.

B.    Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for sports club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes.

Our principal needs for cash for fiscal 2005 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2002, 2003 and 2004:

	Fiscal year ended March 31,
	2002	2003	2004	2004
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥11,119	¥27,711	¥34,326	$324,780
Net cash used in investing activities	(16,024)	(12,242)	(7,001)	(66,241)
Net cash provided by financing activities	12,613	(16,443)	(14,141)	(133,797)

	7,708	(974)	13,184	124,742
Effect of exchange rate changes on cash and cash equivalents	667	466	(979)	(9,263)

Net increase (decrease) in cash and cash equivalents	8,375	(508)	12,205	115,479
Cash and cash equivalents at beginning of period	66,813	75,188	74,680	706,595

Cash and cash equivalents at end of period	¥75,188	¥74,680	¥86,885	$822,074

Comparison of Fiscal 2004 with Fiscal 2003

Net cash provided by operating activities increased ¥6,615 million, or 23.9%, to ¥34,326 million in fiscal 2004 from ¥27,711 million in fiscal 2003 due primarily to changes in our accrued and deferred taxes reflecting differences in the timing of the recognition of impairments under Japanese tax accounting and financial accounting standards, as well as to the recognition of net income of ¥20,104 million resulting from robust sales of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! card games in North America and Europe in fiscal 2004 as opposed to the recognition of a net loss of ¥28,519 million in fiscal 2003.

Net cash used in investing activities decreased ¥5,241 million, or 42.8%, to ¥7,001 million in fiscal 2004 from ¥12,242 million in fiscal 2003 due primarily to a decrease in capital expenditures on a cash basis from ¥15,357 million in fiscal 2003 to ¥8,788 million in fiscal 2004, most of which decrease reflected a decline in costs for acquisition of tangible fixed assets from ¥13,015 million in fiscal 2003 to ¥6,962 million in fiscal 2004, as well as to an increase in proceeds from sales of investments in marketable securities to ¥1,596 million in fiscal 2004 from 241 million in fiscal 2003.

Net cash used in financing activities decreased ¥2,302 million, or 14.0%, to ¥14,141 million for fiscal 2004 from ¥16,443 million for fiscal 2003 due primarily to a decline in purchases of treasury stock by us and our four listed subsidiaries, from an aggregate of ¥15,176 million in fiscal 2003 to an aggregate of ¥2,459 million in fiscal 2004. This decline in purchases of treasury stock more than offset a concurrent decline in proceeds from long-term debt, from ¥15,402 million in fiscal 2003 to ¥6,400 million in fiscal 2004. Proceeds from long-term debt decreased despite an increase of ¥5,549 million in unsecured loans from banks in fiscal 2004 because we issued corporate bonds of ¥14,902 million in fiscal 2003, but issued no corporate bonds in fiscal 2004.

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

Net cash used in investing activities decreased ¥3,782 million, or 23.6%, to ¥12,242 million in fiscal 2003 from ¥16,024 million in fiscal 2002. Improvements in investing cash flows were, in part, due to the fact that we did not use cash for investments in affiliated companies during fiscal 2003 while we made such investments amounting to ¥8,115 million during fiscal 2002. A ¥1,790 million increase in proceeds from sales of property and equipment also contributed to the improvement of cash flows from investing activities in fiscal 2003. However, the decrease in cash used for investments was partly offset by a ¥7,262 million increase in capital expenditures on a cash basis, which was due mainly to active acquisition of property and equipment related to the Health & Fitness segment.

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

Long and Short-term Debt

Our debt includes both long-term debt and short-term borrowings. Our borrowing requirements have not been seasonal. Short-term borrowings consisted entirely of unsecured bank loans totaling ¥8,308 million as of March 31, 2003 and ¥2,585 million as of March 31, 2004. As of March 31, 2004, the non-current portion of our long-term debt consisted mainly of ¥60,000 million of unsecured bonds described in the following paragraphs. It also included ¥6,089 million of unsecured loans from banks, of which ¥1,177 million is the current portion. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2004, please see the Contractual Obligations table below under this Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case, is mostly market-based rates in Japan, however, approximately 2% of our total outstanding short-term debt, as of March 31, 2004 was denominated in Yuan and based on the local market-based interest rates of China. The interest rates of our long-term debt and short-term borrowings ranged from 0.55% to 5.04% during fiscal 2004. We plan to refinance repayment of our debt and borrowings due in one to three years by a combination of all or some of the following funding sources: available cash reserves; cash provided by our operations; borrowings from banks or other financial institutions; and issuance of debt securities. We have earmarked a part of our substantial cash on hand, which was ¥86,885 million as of March 31, 2004, for the repayment of ¥15,000 million of unsecured bonds due in September 2005.

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

In fiscal 2000, we entered into a renewable credit line agreement to provide for borrowings of up to ¥12,000 million in order to increase our financing capabilities. The current line of credit expires on March 31, 2005. We had no outstanding borrowings under the revolving line of credit as of March 31, 2004. We also established a commercial paper program worth ¥10,000 million in fiscal 1996, for which there was no outstanding balance at March 31, 2004. Financing under the commercial paper program is available upon the satisfaction of certain procedural requirements which we believe may take us a few weeks to complete.

In connection with our purchases of certain products for distribution in North America and Europe, including Game Boy cartridges and GameCube discs, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2004, we had outstanding letters of credit in the amount of ¥37,535,520, €986,608 and $139,824.

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 17 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. Our Finance Department executes and controls those contracts. Each contract and its results are to be periodically reported to an officer in charge of the department and the CFO.

We do not designate any derivative financial instruments as hedges and, as a result, they are to be recognized as either assets or liabilities at fair value and the corresponding gains and losses are to be recognized in earnings in the period of change.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing amusement arcade games, video game software, gaming machines and Toy & Hobby products. Research and development expenses are charged to income as incurred. On a consolidated basis, we spent ¥861 million, ¥855 million and ¥1,382 million on research and development for fiscal 2002, 2003 and 2004, respectively.

See Item 4.B “Research and Development” above for further information about our research and development activities and Item 4.B “Intellectual Property” above for information on our patents and other intellectual property.

D.    Trend Information.

While our results of operations for fiscal 2005 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2005 will increase slightly and our operating income will decrease from the previous year. Although we expect that sales of our Yu-Gi-Oh! card game series, which has relatively higher margins than our other products, will decrease, we expect income from each segment to be more balanced, especially with increases in operating income from our Gaming and Health & Fitness segments, that turned profitable in fiscal 2004, and balanced business portfolio that we aim to build will be promoted steadily. We base our expectations on the following assumptions:

•	We expect an increase in revenues of our Computer & Video Games segment, reflecting robust sales of METAL GEAR SOLID 3 SNAKE EATER, the latest title of our METAL GEAR SOLID series, and strong sales of other titles for PlayStation 2, although sales of Yu-Gi-Oh! titles, which recorded 5.01 million copies in fiscal 2004, are expected to decrease.

•	We expect a decrease in our Toy & Hobby segment net revenues reflecting an expected decrease in sales of the Yu-Gi-Oh! card games which are difficult to predict due to the inherent hit products nature of the business. However, we expect the decline in Yu-Gi-Oh! card game sales to be offset in part by the introduction of a new product line-up of action figure toys for boys and other products.

•	We expect net revenues of our Amusement segment to be about the same level as fiscal 2004 reflecting the fact that the amusement market is currently leveling off, despite the popularity of our amusement games, token-operated games and LCD units.

•	We expect an increase in net revenues by our Gaming segment reflecting anticipated gains in sales of casino gaming machines in North America.

•	We expect an increase in sales by our Health & Fitness segment, reflecting an increase in the average amount spent by each customer, the retention rate of current customers and the number of members of newly opened clubs due to our continuous efforts to gain customer satisfaction by improving the quality of our services instead of providing price discounts, as well as the release of new health-related products including home fitness equipments.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2004:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Short-Term Debt	¥2,585	¥2,585	—	—	—
Unsecured Bank Loans	2,585	2,585	—	—	—
Long-Term Debt	66,089	1,177	¥37,927	¥26,189	¥796
Unsecured Bonds	60,000	—	35,000	25,000	—
Unsecured Bank Loans	6,089	1,177	2,927	1,189	796
Capital Lease Obligations	5,198	1,808	2,621	764	5
Operating Leases	36,812	2,486	4,906	4,214	25,206
Purchase Obligations	1,174	1,174	—	—	—

Total	¥111,858	¥9,230	¥45,454	¥31,167	¥26,007

Licenses.    We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2004 is ¥498 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Leases.    We lease certain computer and other equipment under capital leases and non-cancelable operating leases. Total future minimum lease payments under capital lease arrangements were ¥5,198 million as of March 31, 2004. Minimum rental commitments under non-cancelable operating leases at March 31, 2004 were ¥36,812 million.

Purchase Obligations.    We have obligations to purchase property, plant, equipment and other assets amounting to approximately ¥1,174 million as of March 31, 2004.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors (who include the executive officers) and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2004 (1)		Percentage of Konami shares outstanding as of March 31, 2004
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board and Chief Executive Officer	November 12, 1940	June 2005	June 1974	33,823,615 (200,000	(2) )	28.07%
Kagehiko Kozuki	Representative Director, Vice Chairman	March 7, 1944	June 2005	May 1984	27,227 (50,000)		*
Noriaki Yamaguchi	Representative Director and Chief Financial Officer	January 26, 1944	June 2005	June 1994	12,473 (50,000)		*
Toshiro Tateno	Director and Executive Corporate Officer	August 12, 1957	June 2005	June 1996	10,545 (50,000)		*
Tsutomu Takeda	Director	May 13, 1937	June 2005	June 2003	11,311 (0)		*
Tomokazu Godai	Outside Director	October 6, 1939	June 2005	May 1992	6,899 (10,000)		*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2005	June 2001	4,723 (10,000)		*
Akira Gemma	Outside Director	August 1, 1934	June 2005	June 2004	0 (0)		*

Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2005	June 1999	976 (0)		*
Tetsuro Yamamoto	Standing Corporate Auditor	December 23, 1948	June 2007	June 2000	500 (0)		*
Minoru Nagaoka	Corporate Auditor	May 16, 1924	June 2007	June 2000	1,418 (0)		*
Masataka Imaizumi	Corporate Auditor	March 3, 1926	June 2007	June 2000	1,418 (0)		*

Corporate Officers:
Fumiaki Tanaka	Executive Corporate Officer	March 10, 1961	—	June 2000	37,688 (50,000)		*
Akihiko Nagata	Executive Corporate Officer	January 19, 1959	—	June 2000	44,506 (50,000)		*
Shuji Kido	Executive Corporate Officer	October 9, 1947	—	June 2000	5,994 (50,000)		*
Shigeo Niwa	Corporate Officer	September 20, 1948	—	January 2003	173 (7,500)		*
Osamu Kishima	Corporate Officer	October 2, 1957	—	January 2003	1,723 (7,000)		*
Kimihiko Higashio	Corporate Officer	September 24, 1959	—	January 2000	1,189 (20,000)		*
Naoyuki Notsu	Corporate Officer	November 18, 1955	—	May 2004	688 (3,300)		*
Seiji Ito	Corporate Officer	May 3, 1943	—	April 2000	2,695 (50,000)		*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.
(2)	Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Foundation For Higher Education (3,194,656 shares), Kozuki Capital Corporation (7,000,096 shares), Kozuki Foundation For Advanced Information Technology (5,880,000 shares), Kozuki Foundation for Sports and Athletes (4,120,000 shares) and the Director Stock Purchase Association in addition to those owned of record by Mr. Kozuki.
(3)	All of our Directors are Japanese nationals and, except for Mr. Tsutomu Takeda, Mr. Hiroyuki Mizuno and Mr. Akira Gemma, are engaged in our business on a full-time basis. The business address of our Directors is 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan.
(4)	The list of corporate officers does not include those persons who also serve as director.
(5)	Asterisks indicates ownership of less than one percent.

Kagemasa Kozuki has served as our Chairman since 1987 and President since 1994. He has also served as Representative Director since 1974. In addition, he served as our President from 1974 until becoming Chairman in 1987. He has also served as Representative Director of Konami Australia Pty. Ltd. from 1996 until 2001. He established Konami in 1973.

Kagehiko Kozuki has served as our Vice Chairman since 1997. He has also served as Director since 1984 and as Representative Director since 1998. He has also served as Representative Director and President of Konami Corporation of Europe B.V. since 1997, as Representative Director and President of Konami Asia (Singapore) Pte. Ltd since 1998 and as Representative Director and Chairman of Konami Marketing Japan, Inc. since 2003. He joined Konami in 1983.

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

Tsutomu Takeda has served as our Director since 2003. He has also served as Representative Director and Chairman of the Board of Konami Sports Corporation since 2004. He was Representative Director and President of Asatsu D.K. Co., Ltd. until 2000. He joined Konami in 2003.

Tomokazu Godai has served as our Director since 1992. He has also served as Representative Director and President of Maya Tec Co., Ltd. since 1975 and as Representative Director and President of Santetsu Giken Co., Ltd. since 1999. He joined Konami in 1992.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Director of Research Institute of Kochi University of Technology since 2003. He joined Konami in 2001.

Akira Gemma has served as our Director since 2004. He has also served as Senior Corporate Adviser of SHISEIDO Co., Ltd. since 2004. He joined Konami in 2004.

Noboru Onuma has served as our Standing Corporate Auditor since 1999. He joined Konami in 1999.

Testuro Yamamoto has served as our Standing Corporate Auditor since 2000. He joined Konami in 2000.

Minoru Nagaoka has served as our Corporate Auditor since 2000. He has also served as Director of the Capital Markets Research Institute since 1999. He joined Konami in 2000.

Masataka Imaizumi has served as our Corporate Auditor since 2000. He has also served as Chairman of the Police Associations since 2004. He joined Konami in 2000.

Fumiaki Tanaka has served as our Executive Corporate Officer and as General Manager of the Amusement Division since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Akihiko Nagata has served as our Executive Corporate Officer and as General Manager of the Toy & Hobby Division since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Shuji Kido has served as our Executive Corporate Officer since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1986.

Shigeo Niwa has served as our Corporate Officer and as General Manager of the Intellectual Property Division since 2003. He joined Konami in 2000.

Osamu Kishima has served as our Corporate Officer and as General Manager of the Finance and Accounting Division since 2003. He joined Konami in 1998.

Kimihiko Higashio has served as our Corporate Officer and as General Manager of the Human Resources Division since 2003. He joined Konami in 1998.

Naoyuki Notsu has served as our Corporate Officer and as General Manager of the Administration Division since 2004. He joined Konami in 2000.

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

Our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least one must be a person who has not been a Director, executive officer (shikko-yakuin), manager or employee of our company or any of our subsidiaries for a period of five years preceding the date on which such person assumes the office of Corporate Auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Commercial Code of Japan and related law, the Corporate Auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties of examining the financial statements to be submitted by our board of directors to the general meetings of shareholders and reporting thereon to the board of corporate auditors and the Directors. Examination by independent public accountants of our financial statements is also required for the purposes of the securities reports which companies listed on Japanese stock exchanges must file with the Director of the relevant Local Finance Bureau and which are open to public inspection. KPMG AZSA & CO. currently acts as our Independent Registered Public Accountancy Firm.

B.    Compensation.

The aggregate compensation, including bonuses and other benefits in kind, we paid to our Directors (who include the executive officers) and Corporate Auditors during fiscal 2004 was ¥1,064 million and ¥56 million, respectively. For the year ended March 31, 2004, we also accrued ¥1 million in respect of future pension and severance costs.

For the year ending March 31, 2005 we expect the aggregate compensation, including bonuses and any other benefits in kind, which we will pay to Directors will be ¥1,440 million.

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our Directors, Corporate Auditors and Executive Officers is set forth in Items 6.A and 6.B of this annual report.

We do not have any contracts with Directors providing for severance benefits upon termination of employment.

D.    Employees.

We employed 4,393 persons on a full-time basis and 6,654 persons on a part-time basis as of March 31, 2004. One of our subsidiaries, Konami Sports Corporation, has a labor union to which 756 employees belonged as of March 31, 2004. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2002	2003	2004
Computer & Video Games	1,475	1,461	1,450
Toy & Hobby	88	164	215
Amusement	564	601	539
Gaming	521	286	317
Health & Fitness	1,136	1,345	1,336
Other	176	163	151
General Administrative (1)	462	293	385

Total	4,422	4,313	4,393

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2002	2003	2004
Japan	3,767	3,714	3,766
North America	307	236	281
Asia (other than Japan)	140	151	130
Europe	94	89	84
Australia	114	123	132

Total	4,422	4,313	4,393

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

(2) Stock option plan for directors and employees

Our shareholders authorized the issuance of 17,879 rights to purchase 1,787,900 shares of our common stock by resolution at our annual general meeting of shareholders held on June 20, 2002. We issued these rights to subscribe for or purchase shares of our common stock, which function in the manner of stock options, to our directors and employees as well as to the directors and employees of our subsidiaries. These rights were issued to increase director and employee motivation to improve our financial performance and to attract highly qualified personnel. These rights are exercisable from July 1, 2004 to June 30, 2007. The exercise price is ¥3,640.

(3) Employee Stock Purchase Plan

Certain of our directors and employees are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. We provide a 5% subsidy on top of any funds contributed to the plan by all employees, except officers. In addition, we provide a 5% subsidy on top of any funds contributed to the plan by employees who were hired before March 31, 2001 and a 10% subsidy on top of any funds contributed by our top management personnel. As of March 31, 2004, the Employee Stock Purchase Association held a total of 385,445 shares of our common stock and the Director Stock Purchase Association held a total of 44,527 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2004, 120,483,252 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2004 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2004
Kagemasa Kozuki (1)	33,823,615	28.07%
Kozuki Holding B.V. (2)	13,530,000	11.23
Kozuki Capital Corporation (2)	7,000,096	5.81

(1)	Mr. Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Foundation For Higher Education (3,194,656 shares), Kozuki Capital Corporation (7,000,096 shares), Kozuki Foundation For Advanced Information Technology (5,880,000 shares), Kozuki Foundation For Sports and Athletes (4,120,000 shares), and the Director Stock Purchase Association (16,407 shares) in addition to those owned of record by Mr. Kozuki (70,856 shares).
(2)	As explained in note (1) above, Mr. Kagemasa Kozuki is also a beneficial owner of these shares.

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2004 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Total Outstanding Shares
Japanese financial institutions	91	36,978,130	30.69%
Japanese securities companies	58	3,106,227	2.58
Other Japanese corporations	356	21,137,132	17.54
Foreign corporations and individuals	340	38,076,302	31.60
Japanese individuals and others	49,175	21,185,461	17.59

Total	50,020	120,483,252	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2004, there were 120,483,252 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2004, 246,400 shares of our common stock were held in the form of ADRs and there were 12 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2004, there were 50,021 holders of common stock of record worldwide, including 55 shareholders of record with addresses in the United States who held 2,977,767 shares, representing approximately 2.47% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

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

On February 1, 2000, we provided a home loan in the amount of ¥120 million to one of our Executive Officers. As of March 31, 2004, approximately ¥16 million remains outstanding at an interest rate of 2.375% per annum.

We have entered into various arms-length sales and purchase arrangements with our affiliates in our ordinary course of business during fiscal 2004.

C.    Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A.    Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

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

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2004, the date of our last audited financial statements.

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

	Price per Share of Konami Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Konami Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
2000	10,850	1,910	394,563	1,754.78	1,292.07	20,706.65	15,972.68
2001	9,970	4,470	465,911	1,732.45	1,161.97	20,833.21	11,819.70
2002	6,730	2,360	514,736	1,440.97	922.51	14,529.41	9,420.85
2003	3,480	1,735	512,093	1,139.43	770.62	11,979.85	7,862.43
2003:
First quarter	3,480	2,410	624,063	1,139.43	984.28	11,979.85	10,074.56
Second quarter	3,260	2,170	498,053	1,050.14	886.39	10,960.25	9,075.09
Third quarter	3,250	2,575	434,800	903.37	815.74	9,215.56	8,303.39
Fourth quarter	2,800	1,735	490,516	865.43	770.62	8,790.92	7,862.43
2004:
First quarter	2,215	1,535	528,787	904.32	773.10	9,137.14	7,607.88
Second quarter	3,570	2,125	940,668	1,075.73	915.91	11,033.32	9,265.56
Third quarter	3,980	2,720	710,197	1,105.59	953.19	11,161.71	9,614.60
Fourth quarter	3,200	2,620	659,107	1,179.23	1,022.61	11,770.65	10,365.40
2005:
First quarter	3,140	2,310	712,115	1,217.87	1,053.77	12,163.89	10,505.05

Calendar Period
2004:
January	3,200	2,915	505,105	1,076.93	1,044.57	11,103.10	10,665.15
February	2,840	2,620	638,495	1,082.47	1,022.61	11,041.92	10,365.40
March	3,090	2,785	803,352	1,179.23	1,107.37	11,770.65	11,162.75
April	3,140	2,830	609,757	1,217.87	1,175.01	12,163.89	11,683.42
May	2,770	2,310	887,844	1,165.24	1,053.77	11,571.34	10,505.05
June	2,800	2,345	616,041	1,189.60	1,119.60	11,884.06	11,027.05

On July 12, 2004, the reported closing price of our shares on the Tokyo Stock Exchange was ¥2,705 per share, the closing Nikkei Stock Average was ¥11,582.28 and the closing TOPIX was 1,161.68.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 12, 2004, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $25.06 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
	High ($)	Low ($)
Fiscal Period
2004:
Third quarter	$36.55	$25.10	2,461
Fourth quarter	30.99	24.95	1,587
2005:
First quarter	29.99	20.52	1,687

Calendar Period:
2004:
January	$30.99	$27.89	2,295
February	27.50	24.95	1,505
March	29.30	25.92	1,039
April	29.99	25.72	1,119
May	25.73	20.52	1,460
June	26.00	21.46	2,436

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

There is no provision under our Articles of Incorporation or under the Commercial Code which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 18 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 17 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 24, 2004 and therefore the date of contract between each of our Directors and us is June 24, 2004.

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

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2004, 120,483,252 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights. No temporary documents of title in respect of the shares will be issued. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent for the shares. Non-Japanese shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. Japanese securities firms and commercial banks will customarily act as standing proxy and provide related services for standard fees. The transfer agent for our shares is The Sumitomo Trust & Banking Co., Ltd.

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

In the case of interim dividends, we may distribute out of the excess of our net assets appearing on our non-consolidated balance sheet as of the last day of the preceding fiscal year, over the aggregate of the amounts stated in (i) to (iv) above and (a) the legal reserve to be set aside in respect of the interim dividend concerned, (b) any amount subsequently paid by way of appropriation of retained earnings, (c) any amount subsequently transferred from retained earnings to stated capital, (d) if we have been authorized to purchase our shares, the total amount of the purchase price of such shares to be paid by us, and (e) such other amounts as are set out in the relevant ordinance of the Ministry of Justice of Japan. Interim dividends may not be paid where there is a risk that at the end of the financial year net assets might be less than the aggregate of the amounts referred to in (i) through (vii) above. If we reduce the amount of our stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, will be added up to the amount distributable as interim dividends as described above.

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

Voting Rights

A holder of shares constituting one or more whole units is entitled to one vote for each unit of shares, except that neither we, nor a corporate shareholder with more than one-quarter of the total voting rights of which are directly or indirectly owned by us, has voting rights in respect of the shares held by us or such a corporate shareholder. Except as otherwise provided by law or by our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights that are represented at the meeting. The quorum for election of Directors and Corporate Auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. Our shareholders may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights.

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

Repurchase of Our Shares

We may acquire our shares (i) by purchasing them on any Japanese stock exchange on which our shares are listed or by way of tender offer (pursuant to an ordinary resolution of any ordinary general meeting of shareholders or a resolution of our board of directors), (ii) from a specific shareholder other than our subsidiary (pursuant to a special resolution of an ordinary general meeting of shareholders) or (iii) from our subsidiary (pursuant to a resolution of our board of directors). In the case of (ii) above, any other shareholder may make a request directly to a Representative Director in writing, five days prior to the relevant shareholders’ meeting that we acquire our shares held by such other shareholder. If our shares are purchased by us pursuant to an authorization of our board of directors as mentioned in (i) above, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares, must be reported to shareholders at the following ordinary general meeting of shareholders.

Any such acquisition of our shares must satisfy certain requirements, inter alia, that the purchase price may not exceed the amount of the retained earnings available for annual dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve in accordance with the relevant provisions of the Commercial Code (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. However, if it is anticipated that the net assets, as stated on the balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vi) in “Dividends” above, we may not purchase such shares. We may hold our shares acquired in compliance with the provisions of the Commercial Code (the “treasury stock”) and generally may cancel or dispose of such shares by resolutions of our board of directors subject to the limitation as to the disposal of such treasury stock at a specially favorable price mentioned in “Voting Rights” above.

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

On July 12, 2004, the closing price of our shares on the Tokyo Stock Exchange was ¥2,705 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

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

E.    Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually based on our asset values, including the value of our intangibles as evidenced by the fair market value of our shares or ADSs, and our gross income, each of which is subject to change. Therefore, it may be subject to change.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20%. Except for any individual shareholder who holds 5% or more of the total outstanding shares, the aforementioned 20% withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 7% for dividends due and payable on or after January 1, 2004, but on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

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

Since July 1, 2004, however,

•	no withholding tax shall be imposed if the recipient is:

•	a corporation (i) whose shares are listed or registered on a certified stock exchange and traded thereon; or (ii) the purpose or business of which is not focused on achieving the benefit of the Tax Convention, and which has continued to hold more than 50% of the voting shares of the paying corporation for a period of 12 months ended on the last day of the financial year of such paying corporation; or

•	a certain pension fund.

•	Withholding rates for the cases other than 1. above are:

•	5% if the recipient is a corporation which holds more than 10% of voting shares of the paying corporation (except such corporations as listed in 1. above); or

•	otherwise 10%.

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

Gains derived from the sale of shares or ADSs outside Japan, or from the sale of shares within Japan by a non-resident holder, generally are not subject to Japanese income or corporation taxes.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2004, our U.S. dollar and Euro denominated sales comprised 19.6% and 12.8% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had a significant net long U.S. dollar and Euro position. As of March 31, 2004 we had net U.S. dollar assets of approximately $164 million and Euro denominated monetary assets of approximately €77 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign exchange forward contracts at March 31, 2004

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥2,531	¥2,478	¥53	¥107.72
Selling EURO	671	640	31	134.23

Total	¥3,203	¥3,118	¥84

Foreign exchange forward contracts at March 31, 2003

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥7,287	¥7,398	¥(111)	¥118.11
Selling Sterling Pound	81	63	18	193.77
Selling EURO	3,115	3,169	(54)	126.79

Total	¥10,483	¥10,630	¥(147)

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term debt obligations by expected maturity dates and the expected fair value as of March 31, 2004 and 2003, respectively.

Interest rate risk at March 31, 2004

Type of debt and average interest rates	Expected maturity dates
	2005	2006	2007	2008	2009	Thereafter	Total 3/31/04	Fair Value 3/31/04
	(In millions of Yen)
Unsecured bank loans (1.04%)	¥1,177	¥929	¥1,998	¥596	¥593	¥796	¥6,089	¥6,229
Unsecured bonds (0.99%)	—	¥15,000	¥20,000	¥20,000	¥5,000	—	¥60,000	¥58,616

Total	¥1,177	¥15,929	¥21,998	¥20,596	¥5,593	¥796	¥66,089	¥64,845

Interest rate risk at March 31, 2003

Type of debt and average interest rates	Expected maturity dates
	2004	2005	2006	2007	2008	Thereafter	Total 3/31/03	Fair Value 3/31/03
	(In millions of Yen)
Unsecured bank loans (1.66%)	¥40	¥500	—	—	—	—	¥540	¥556
Unsecured bonds (0.99%)	—	—	¥15,000	¥20,000	¥20,000	¥5,000	¥60,000	¥58,607

Total	¥40	¥500	¥15,000	¥20,000	¥20,000	¥5,000	¥60,540	¥59,163

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2004 would be ¥12.4 million. We had no open equity derivative positions during March 31, 2003 or 2004.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2004 and 2003, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004				March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:

Marketable equity securities	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173
Other securities	—	—	—	—	—	—	—	—

Total	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2003				March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:

Marketable equity securities	¥119	¥1	¥15	¥105	$990	$8	$125	$873
Other securities	84	—	—	84	699	—	—	699

Total	¥203	¥1	¥15	¥189	$1,689	$8	$125	$1,572

Credit Risk

As of March 31, 2004, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2004, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2004, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2004, the disclosure controls and procedures were effective. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) occurred during the year ended March 31, 2004 that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that we do not have an “audit committee financial expert” as defined in Item 16A of Form 20-F serving on our Board of Corporate Auditors. We believe that the combined knowledge, skills and experience of the members of our Board of Corporate Auditors enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002, and that our Board of Corporate Auditors has functioned and can continue to function effectively without appointing a member who would qualify as an audit committee financial expert under Item 16A. In addition, the Corporate Auditors have the power and authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities.

Item 16B.	Code of Ethics.

We have not adopted a code of ethics applying only to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because our Konami Group Code of Business Conduct and Ethics, which applies to all of our personnel, including our directors, corporate auditors, corporate officers, and employees, whether working for Konami or another company in the Konami Group, fulfills most if not all of the functions of a code of ethics as described in Item 16B of Form 20-F. The text of the Konami Group Code of Business Conduct and Ethics is attached as exhibit 11.1 to this annual report.

The Konami Group Code of Business Conduct and Ethics requires our personnel to respect human rights, comply with all applicable laws, avoid conflicts of interest, and act in a fair and prudent manner in fulfilling their responsibilities. Our financial officers are required to ensure the accuracy of our financial and accounting data and are prohibited from falsifying or destroying data. All personnel who conduct public relations activities are required to release information promptly and accurately. All personnel who become aware of violations of the code are required to report such violations. While our Konami Group Code of Business Conduct and Ethics does not explicitly require full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with or submit to the SEC, we believe that our Konami Group Code of Business Conduct and Ethics, in conjunction with the disclosure controls and procedures and internal control over financial reporting described in Item 15, promotes that result.

Item 16C.    Principal Accountant Fees and Services.

Fees Paid to the Independent Auditor

The board of directors engaged KPMG to perform an annual audit of Konami’s financial statements in the years ended March 31, 2003 and 2004. The following table presents information concerning fees paid to KPMG in those years.

	Year ended March 31,
	(in millions)
	2003	2004
Audit fees (1)	¥175	¥220
Audit-related fees (2)	4	4
Tax fees (3)	53	97
All other fees (4)	204	51

Total	¥436	¥372

(1)	These are fees for professional services performed by KPMG for the audit of Konami’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services performed by auditors that are reasonably related to the performance of the audit or review of Konami’s financial statements but not described in item (1) above. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.
(3)	These are fees for professional services performed by KPMG’s tax division except those related to the audit and includes tax compliance, tax advice and tax planning.
(4)	These are fees for all other services received from KPMG except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our Corporate Auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for Konami or its subsidiaries without the prior approval of our Corporate Auditors.

All of the services provided by KPMG in the year ended March 31, 2004 were approved by our Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.    Exemption from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliates Purchasers.

Not applicable.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)

2.1	— Specimen common stock certificates of the registrant (English translation)*

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

8.1	— List of subsidiaries of the registrant

11.1	— Code of Ethics

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
**	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(h) to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective April 1, 2002.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements and financial statement schedule expressed in yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/    KPMG AZSA &Co.

Tokyo, Japan

June 24, 2004

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and 2004

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥74,680	¥86,885	$822,074
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥976 million and ¥709 million ($6,708 thousand) at March 31, 2003 and 2004, respectively	29,107	25,438	240,685
Inventories	13,359	17,821	168,616
Deferred income taxes, net	12,820	13,895	131,469
Prepaid expenses and other current assets	6,739	8,727	82,572

Total current assets	136,705	152,766	1,445,416

PROPERTY AND EQUIPMENT, net	46,284	46,700	441,858

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities Investments in affiliates	189 12,422	124 12,514	1,173 118,403
Identifiable intangible assets	46,503	45,984	435,084
Goodwill	125	464	4,390
Lease deposits	24,489	23,967	226,767
Other assets	11,533	11,978	113,332

Total investments and other assets	95,261	95,031	899,149

TOTAL ASSETS	¥278,250	¥294,497	$2,786,423

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥8,308	¥2,585	$24,458
Current portion of long-term debt and capital lease obligations	1,815	2,900	27,439
Trade notes and accounts payable	18,684	15,998	151,367
Accrued income taxes	13,788	23,318	220,626
Accrued expenses	18,968	18,651	176,469
Deferred revenue	5,535	6,036	57,111
Other current liabilities	4,676	3,311	31,328

Total current liabilities	71,774	72,799	688,798
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	63,514	68,195	645,236
Accrued pension and severance costs	2,345	2,350	22,235
Deferred income taxes, net	18,854	19,195	181,616
Other long-term liabilities	2,502	2,420	22,897

Total long-term liabilities	87,215	92,160	871,984

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,855	27,409	259,333

COMMITMENTS AND CONTINGENCIES (Notes 12 and 21)	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2003 and 2004; outstanding 120,484,375 shares at March 31, 2003 and 120,483,252 shares at March 31, 2004	47,399	47,399	448,472
Additional paid-in capital	46,736	46,736	442,199
Legal reserve	2,163	—	—
Retained earnings	18,981	33,779	319,605
Accumulated other comprehensive income (loss)	790	(119)	(1,126)

Total	116,069	127,795	1,209,150
Treasury stock, at cost—8,253,191 shares and 8,254,314 shares at March 31, 2003 and 2004, respectively	(25,663)	(25,666)	(242,842)

Total stockholders’ equity	90,406	102,129	966,308

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥278,250	¥294,497	$2,786,423

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2002, 2003 and 2004

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
NET REVENUES:
Product sales revenue	¥165,154	¥178,766	¥196,136	$1,855,767
Service revenue	60,426	74,891	77,276	731,157

Total net revenues	225,580	253,657	273,412	2,586,924

COSTS AND EXPENSES:
Costs of products sold	104,192	112,364	115,229	1,090,255
Costs of services rendered	50,459	62,515	63,953	605,100
Impairment charge for goodwill and other intangible assets	—	47,599	—	—
Selling, general and administrative	52,842	53,049	53,517	506,358

Total costs and expenses	207,493	275,527	232,699	2,201,713

Operating income (loss)	18,087	(21,870)	40,713	385,211

OTHER INCOME (EXPENSES):
Interest income	244	373	488	4,617
Interest expense	(767)	(938)	(865)	(8,184)
Gain on sale of subsidiary shares	4,655	904	—	—
Other, net	459	(565)	(229)	(2,166)

Other income (expenses), net	4,591	(226)	(606)	(5,733)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	22,678	(22,096)	40,107	379,478

INCOME TAXES:
Current	17,276	14,912	18,686	176,800
Deferred	(5,609)	(8,726)	(651)	(6,159)

Total	11,667	6,186	18,035	170,641

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,011	(28,282)	22,072	208,837

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	364	(1,051)	2,220	21,004
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	755	(1,288)	252	2,384

NET INCOME (LOSS)	¥11,402	¥(28,519)	¥20,104	$190,217

PER SHARE DATA:
	Yen			U.S. Dollars
	2002	2003	2004	2004
Basic and diluted net income (loss) per share	¥89.32	¥(234.58)	¥166.86	$1.58

Weighted-average common shares outstanding	127,647,120	121,572,154	120,483,869	120,483,869

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2002, 2003 and 2004

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2001	¥47,399	¥46,736	¥1,770		¥49,220	¥26	¥—	¥145,151
Comprehensive income:
Net income				¥11,402	11,402			11,402

Cash dividends, ¥ 54.0 per share					(7,080)			(7,080)
Foreign currency translation adjustments				709				709
Net unrealized losses on available-for-sale securities				(189)				(189)

Other comprehensive income				520		520

Comprehensive income				¥11,922

Reissuance of treasury stock							3	3
Repurchase of treasury stock							(15,006)	(15,006)
Transfer from retained earnings			393		(393)			—

Balance at March 31, 2002	47,399	46,736	2,163		53,149	546	(15,003)	134,990
Comprehensive loss:
Net loss				¥(28,519)	(28,519)			(28,519)

Cash dividends, ¥ 46.0 per share					(5,649)			(5,649)
Foreign currency translation adjustments				85				85
Net unrealized gains on available-for-sale securities				159				159

Other comprehensive income				244		244

Comprehensive loss				¥(28,275)

Repurchase of treasury stock							(10,660)	(10,660)

Balance at March 31, 2003	47,399	46,736	2,163		18,981	790	(25,663)	90,406
Comprehensive income:
Net income				¥20,104	20,104			20,104

Cash dividends, ¥ 62.0 per share					(7,469)			(7,469)
Foreign currency translation adjustments				(1,108)				(1,108)
Net unrealized gains on available-for-sale securities				270				270
Minimum pension liability adjustment				(71)				(71)

Other comprehensive income				(909)		(909)

Comprehensive income				¥19,195

Repurchase of treasury stock							(3)	(3)
Transfer from legal reserve			(2,163)		2,163			—

Balance at March 31, 2004	¥47,399	¥46,736	¥—		¥33,779	¥(119)	¥(25,666)	¥102,129

KONAMI CORPORATION

AND SUBSIDIARIES

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at cost	Total Stockholders’ Equity
Balance at March 31, 2003	$448,472	$442,199	$20,466		$179,591	$7,475	$(242,814)	$855,389
Comprehensive income:
Net income				$190,217	190,217			190,217

Cash dividends, $ 0.59 per share					(70,669)			(70,669)
Foreign currency translation adjustments				(10,483)				(10,483)
Net unrealized gains on available-for-sale securities				2,554				2,554
Minimum pension liability adjustment				(672)				(672)

Other comprehensive income				(8,601)		(8,601)

Comprehensive income				$181,616

Repurchase of treasury stock							(28)	(28)
Transfer from legal reserve			(20,466)		20,466			—

Balance at March 31, 2004	$448,472	$442,199	$—		$319,605	$(1,126)	$(242,842)	$966,308

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2002, 2003 and 2004

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Cash flows from operating activities:
Net income (loss)	¥11,402	¥(28,519)	¥20,104	$190,217
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	15,460	11,979	8,528	80,689
Impairment charge for goodwill and other intangible assets	—	47,599	—	—
Provision for doubtful receivables	4,189	429	(170)	(1,608)
Loss on sale or disposal of property and equipment, net	924	2,344	1,231	11,647
Gain on sale of marketable securities	(416)	(20)	(1,303)	(12,328)
Gain on sale of subsidiary shares	(4,655)	(904)	—	—
Equity in net (income) loss of affiliated companies	(755)	1,288	(252)	(2,384)
Minority interest	364	(1,051)	2,220	21,004
Deferred income taxes	(5,609)	(11,326)	(651)	(6,159)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(3,930)	4,580	3,033	28,697
Decrease (increase) in inventories	(1,594)	2,556	(4,791)	(45,331)
Decrease in trade notes and accounts payable	(5,934)	(1,521)	(1,724)	(16,312)
Increase (decrease) in accrued income taxes	(1,722)	394	9,456	89,469
Increase (decrease) in accrued expenses	2,305	(2,271)	(293)	(2,772)
Increase in deferred revenue	805	1,669	501	4,740
Other, net	285	485	(1,563)	(14,789)

Net cash provided by operating activities	11,119	27,711	34,326	324,780
Cash flows from investing activities:
Purchases of investments in affiliates	(8,115)	—	—	—
Purchases of investments in subsidiaries	—	(315)	—	—
Proceeds from sales of investments in subsidiaries	1,797	2,081	—	—
Capital expenditures	(8,095)	(15,357)	(8,788)	(83,149)
Proceeds from sales of property and equipment	444	2,234	281	2,659
Proceeds from sales of investments in marketable securities	559	241	1,596	15,101
Acquisition of new subsidiaries, net of cash acquired	692	(449)	(206)	(1,949)
Decrease in time deposits, net	90	516	63	596
Decrease (increase) in lease deposits, net	(1,877)	(306)	121	1,145
Other, net	(1,519)	(887)	(68)	(644)

Net cash used in investing activities	(16,024)	(12,242)	(7,001)	(66,241)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,108)	(2,448)	(5,789)	(54,773)
Proceeds from long-term debt	45,230	15,402	6,400	60,554
Repayments of long-term debt	(13,172)	(2,765)	(896)	(8,478)
Principal payments under capital lease obligations	(2,407)	(3,439)	(2,355)	(22,282)
Net proceeds from issuance of common stock by subsidiaries	7,035	—	—	—
Dividends paid	(7,652)	(6,324)	(8,970)	(84,871)
Purchases of treasury stock by parent company	(15,006)	(10,660)	(3)	(28)
Purchases of treasury stock by subsidiaries	(194)	(4,516)	(2,456)	(23,238)
Other, net	(113)	(1,693)	(72)	(681)

Net cash provided by (used in) financing activities	12,613	(16,443)	(14,141)	(133,797)
Effect of exchange rate changes on cash and cash equivalents	667	466	(979)	(9,263)
Net increase (decrease) in cash and cash equivalents	8,375	(508)	12,205	115,479
Cash and cash equivalents, beginning of year	66,813	75,188	74,680	706,595

Cash and cash equivalents, end of year	¥75,188	¥74,680	¥86,885	$822,074

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004

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

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2004.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2004 of ¥105.69 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. Konami applied FIN 46R as of January 1, 2004. The Company evaluates potential nonvoting controlling interests in variable interest entities and consolidates entities for which the Company is determined to be the primary beneficiary. The implementation of FIN 46R did not have a significant effect on Konami’s consolidated financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

Konami classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of March 31, 2003 and 2004, all equity securities held by Konami are classified as available-for-sale.

On a continuous basis, but no less frequently than at the end of each semi-annual period, Konami evaluates the cost basis of an available-for-sale security for possible other than temporary impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

Konami evaluates the cost basis of a held-to-maturity security for possible other than temporary impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are “BB” or lower are considered an indication of other than temporary impairment.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

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

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the value of a non-marketable equity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 2 to 60 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over either the lease term or estimated useful life of the asset, which ranged from 3 to 8 years.

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

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” which supersedes Accounting Principles Board Opinion (“APB”) No. 16. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method of accounting. In addition, SFAS No. 141 establishes criteria for the recognition of intangible assets separately from goodwill. Konami adopted SFAS No. 141 on June 30, 2001 and the adoption did not have a material effect on Konami’s results of operations, financial position or cash flows.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and other intangible assets with an indefinite life are no longer subject to amortization over their useful lives, but are subject to assessments for impairment at least annually based on their fair value using a two-step process. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeded its fair value, the second step of the

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

impairment test is performed by comparison of the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and liabilities, to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss would be recorded. Konami performs its annual impairment test at the end of each year.

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

(i) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

Years ended March 31, 2002, 2003 and 2004—(Continued)

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

(k) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(l) Revenue Recognition

Konami derives revenue from primarily two sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, and (ii) membership fee revenue from health and fitness club members.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

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

(m) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥861 million, ¥855 million and ¥1,382 million ($13,076 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, in the accompanying consolidated statements of operations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

SFAS No. 86, “Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or they are written-off when they are deemed unrecoverable.

(n) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥984 million and ¥498 million ($4,712 thousand) at March 31, 2003 and 2004, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(o) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses amounted to ¥6,973 million, ¥10,284 million and ¥11,957 million ($113,133 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

(p) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	2002	2003	2004	2004
	Millions of Yen			Thousands of U.S. Dollars
Reported net income (loss)	¥11,402	¥(28,519)	¥20,104	$190,217
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(8)	(322)	(664)	(6,283)

Pro forma net income (loss)	¥11,394	¥(28,841)	¥19,440	$183,934

	Yen			U.S. Dollars
Per share data:
Reported net income (loss) per share, basic and diluted	¥89.32	¥(234.58)	¥166.86	$1.58
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(0.06)	(2.65)	(5.51)	(0.05)

Pro forma net income (loss) per share, basic and diluted	¥89.26	¥(237.23)	¥161.35	$1.53

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

(q) Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiary is accounted for as gain or loss, including the related income tax effect, in the period such shares are issued provided the sale of such shares by the subsidiary is not a part of a broader corporate reorganization contemplated or planned by the registrant, the value of the proceeds or other value received is objectively determinable and any resulting gains are reasonably assured. If such criteria are not met, the issuance of stock is accounted for as a capital transaction in the consolidated financial statements.

(r) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income includes primarily foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale and adjustment for minimum pension liability.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

(s) Translation of Foreign Currencies

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

(t) Earnings Per Share

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

Konami had no dilutive securities outstanding at March 31, 2002, 2003 and 2004, and therefore there is no difference between basic and diluted EPS. Konami has certain stock subscription rights outstanding that will be potentially dilutive in future periods. (See Note 15)

(u) Use of Estimates

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

(v) Adoption of New Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For Konami, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for Konami on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

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

In February 2002, Konami acquired 82.17% of the issued and outstanding shares of Daiei Olympic Sports Club, Inc. for the total cash consideration of ¥3,604 million including direct acquisition costs through a subsidiary, Konami Sports Corporation (“Konami Sports”). The acquired company was a non-public health and fitness club operator in Japan and a subsidiary of The Daiei Inc., and then renamed Konami Olympic Sports Club Corporation (“KOSC”). The acquisition of KOSC was made for the purpose of expanding the health and fitness club operation of Konami Sports. KOSC was subsequently merged into Konami Sports in October 2002.

Konami used the purchase method of accounting to account for the acquisition of KOSC, and accordingly, the purchase price has been allocated to the tangible and intangible net assets of KOSC based on the estimated fair value of such net assets. The amount of consideration paid in excess of the estimated fair value of the net assets acquired of ¥1,647 million was recorded as goodwill as a result of preliminary purchase price allocation at the time of acquisition which was then adjusted to ¥1,443 million in connection with the finalization of purchase price allocation during the year ended March 31, 2003. Such adjustment of goodwill resulted from the reassessment of KOSC’s accrued pension cost due to its withdrawal from the former shareholder group’s welfare pension fund in June 2002 for its transfer to the fund in which the Company and its domestic subsidiaries have participated. Management of Konami believe that the solid growth history and potential of KOSC contributed to the purchase price that resulted in recognition of such goodwill. Assets, liabilities and operations of KOSC have been included in the accompanying consolidated financial statements since the acquisition date.

The following table reflects the February 28, 2002 condensed balance sheet of KOSC, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Cash, receivables and other assets	¥7,601
Property and equipment	4,607
Identifiable intangible assets	1,596
Goodwill	1,443
Debt and capital lease obligations	(6,257)
Minority interest	(442)
Other liabilities	(4,944)

¥3,604

Identifiable intangible assets of KOSC include intangible assets related to trademarks of ¥767 million and membership lists of ¥829 million acquired. Intangible assets related to trademarks are determined to have an indefinite useful life while membership lists are estimated to have a useful life of 2 years. Goodwill arising from the acquisition of KOSC has all been allocated to the Health and Fitness segment of Konami.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

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

(Unaudited)
Millions of Yen, except for per shares data
2002
Net revenues	¥238,070
Net income	10,780
Basic and diluted net income per share	84.45

3.    Investments in Affiliates

Konami has acquired varying interests in affiliated companies during the periods presented. The carrying amount of investments in affiliates as of March 31, 2003 and 2004 is ¥12,422 million and ¥12,514 million ($118,403 thousand), respectively, and includes ¥2,576 million and ¥2,576 million ($24,373 thousand), respectively, of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity method goodwill”). Equity method goodwill acquired prior to June 30, 2001 has been amortized on a straight-line basis over 5 years through April 1, 2002, the adoption date of SFAS No. 142, while the equity method goodwill acquired after June 30, 2001 has not been subject to amortization according to the provisions of SFAS No. 142. Under SFAS No. 142, equity method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18, which requires an other than temporary decline in value of an investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

At March 31, 2004, Konami held investments in the equity method affiliates as follows:

	Description of business	Acquisition Date	Ownership %
Takara Co., Ltd. (“Takara”)	Toy manufacturer	July 2000	23.0%
Hudson Soft Co., Ltd. (“Hudson”)	Game software producer	August 2001	45.5%
Genki Co., Ltd. (“Genki”)	Game software producer	January 2002	37.2%

Considering the flagging economy and stock market in Japan during the year ended March 31, 2003, Konami reviewed the values of its equity method investments in order to determine if there was any other-than-temporary decline in the investment values. In performing the assessment, Konami utilized cash flow projections, market capitalization and if applicable, independent valuations.

As a result, Konami determined that the decline in value of its investment in Hudson Soft Co., Ltd. was other than temporary and recorded a net-of-tax impairment charge of ¥2,438 million for the year ended March 31, 2003. The impairment charge is included in equity in net loss of affiliated companies in the accompanying consolidated statement of operations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Condensed combined financial information of the Company’s unconsolidated affiliates at March 31, 2003 and 2004 and for each of the three years ended March 31, 2004 are as follows:

		Millions of Yen		Thousands of U.S. Dollars
		2003	2004	2004
Combined Financial Position:
Property and equipment, net		¥10,026	¥14,926	$141,224
Other assets, net		70,040	90,291	854,301

Total assets		80,066	105,217	995,525
Debt		28,572	36,935	349,465
Other liabilities		18,316	24,924	235,822
Minority interest		672	10,042	95,014
Stockholders’ equity		32,506	33,316	315,224

Total liabilities and equity		¥80,066	¥105,217	$995,525

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Combined Operations:
Sales	¥75,020	¥100,634	¥124,136	$1,174,529
Cost of revenues	52,284	67,379	89,058	842,634
Selling, general and administrative expenses	21,562	27,093	33,367	315,706

Operating income	1,174	6,162	1,711	16,189
Interest expense, net	(272)	(409)	(526)	(4,977)
Other, net	2,443	(57)	(72)	(681)

Net income	¥3,345	¥5,696	¥1,113	$10,531

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥1,637 million and ¥1,677 million ($15,867 thousand) as of March 31, 2003 and 2004, respectively.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥11,536 million and ¥11,808 million ($111,723 thousand) as of March 31, 2003 and 2004, respectively, were traded on established markets and were quoted at an aggregate value of ¥18,252 million and ¥21,226 million ($200,833 thousand) as of March 31, 2003 and 2004, respectively.

4.    Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Finished products	¥3,344	¥6,449	$61,018
Work in process	8,967	9,502	89,905
Raw materials and supplies	1,048	1,870	17,693

Total	¥13,359	¥17,821	$168,616

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

5.    Marketable and Investment Securities

Marketable and investment securities at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen
	March 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥1	¥15	¥105
Other securities	84	—	—	84

Total	¥203	¥1	¥15	¥189

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004				March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173
Other securities	—	—	—	—	—	—	—	—

Total	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2004 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004				March 31, 2004
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
Available-for-sale:
Marketable equity securities	¥42	¥26	¥—	¥—	$397	$246	$—	$—

Total	¥42	¥26	¥—	¥—	$397	$246	$—	$—

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

6.    Property and Equipment

Property and equipment at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Property and equipment, at cost:
Land	¥11,541	¥11,783	$111,487
Buildings and structures	54,504	55,950	529,378
Tools, furniture and fixtures	22,852	24,127	228,281
Construction in progress	322	118	1,116

Total	89,219	91,978	870,262
Less-Accumulated depreciation	(42,935)	(45,278)	(428,404)

Net property and equipment	¥46,284	¥46,700	$441,858

Depreciation expense for the years ended March 31, 2002, 2003 and 2004 amounted to ¥7,688 million, ¥7,768 million and ¥6,933 million ($65,598 thousand), respectively.

7.    Goodwill and Identifiable Intangible Assets

Konami evaluated the recoverability of goodwill on its books under SFAS No. 142 at its adoption on April 1, 2002 and again in the fourth quarter of the fiscal year ended March 31, 2003. In both instances, Konami engaged an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilized a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units were based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilized a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

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

In the fourth quarter of the fiscal year ended March 31, 2003, however, using the same methodologies and again considering the independent appraiser’s findings, Konami determined that the fair value of the Health & Fitness reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of negative trends in general economic conditions of domestic Japan.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

At March 31, 2004, Konami evaluated the recoverability of goodwill and intangible assets with an indefinite life and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2003 and 2004 are as follows:

	Millions of Yen
	Health & Fitness	Gaming	Total
Balance at April 1, 2002	¥36,700	¥125	¥36,825
Additional acquisitions during year	389	—	389
Effect of a merger between acquired entities	(168)	—	(168)
Post-acquisition adjustment	(204)	—	(204)
Impairment charge	(36,717)	—	(36,717)

Balance at March 31, 2003	¥—	¥125	¥125

	Millions of Yen
	Toy & Hobby	Gaming	Total
Balance at March 31, 2003	—	¥125	¥125
Additional acquisitions during year	¥339	—	339

Balance at March 31, 2004	¥339	¥125	¥464

	Thousands of U.S. Dollars
	Toy & Hobby	Gaming	Total
Balance at March 31, 2003	—	$1,183	$1,183
Additional acquisitions during year	$3,207	—	3,207

Balance at March 31, 2004	$3,207	$1,183	$4,390

Konami acquired additional shares of KOSC during the year ended March 31, 2003. As a result, additional goodwill was recorded at the Health & Fitness segment for the excess cost over the estimated fair value of the additional net assets acquired. The post-acquisition adjustment for goodwill resulted from a decrease in accrued pension cost of KOSC as a result of its withdrawal from the former shareholder group’s welfare pension fund in June 2002. (See Note 2)

Effect of a merger between acquired entities above represents a reduction in goodwill in the Health & Fitness segment of ¥168 million due to a merger between acquired subsidiaries, Konami Sports and KOSC in October 2002.

Konami acquired 77.8% of the issued shares of Traumer, Inc. and added Traumer, Inc. to its subsidiaries in fiscal 2004. As a result, goodwill was recorded at the Toy & Hobby segment for the excess cost over the estimated fair value of the net assets acquired.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Identifiable intangible assets at March 31, 2003 and 2004 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Identifiable intangible assets subject to amortization:
Membership lists	¥5,915	—	—
Existing technology	721	¥634	$5,999
Customer relationships	84	—	—

Total	6,720	634	5,999
Less-Accumulated amortization	(5,878)	(338)	(3,198)

Net amortized identifiable intangible assets	842	296	2,801
Identifiable intangible assets with an indefinite life:
Trademarks	38,800	38,800	367,111
Franchise contracts	6,601	6,601	62,456
Gaming licenses	260	287	2,716

Total unamortized identifiable intangible assets	45,661	45,688	432,283

Total identifiable intangible assets	¥46,503	¥45,984	$435,084

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2002, 2003 and 2004 was ¥4,373 million, ¥2,701 million and ¥546 million ($5,166 thousand), respectively. The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2005	¥127	$1,202
2006	127	1,202
2007	42	397

The following table represents the impact of SFAS No. 142 on net income and net income per share previously reported for the year ended March 31, 2002 had the statement been in effect on April 1, 2001:

Millions of Yen
2002
Reported net income	¥11,402
Add back:
Goodwill amortization	1,853
Intangible assets amortization, net of tax	452
Goodwill amortization related to equity method affiliates	181
Intangible assets amortization related to equity method affiliates, net of tax	9

Adjusted net income	¥13,897

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Yen
2002
Per share data:
Reported net income per share, basic and diluted	¥89.32
Add back:
Goodwill amortization	14.52
Intangible assets amortization, net of tax	3.54
Goodwill amortization related to equity method affiliates	1.42
Intangible assets amortization related to equity method affiliates, net of tax	0.07

Adjusted net income per share, basic and diluted	¥108.87

8.    Lease Deposits

Lease deposits at March 31, 2003 and 2004 representing refundable deposits for office and facility leases, primarily related to health and fitness clubs of Konami Sports, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Lease deposits	¥28,626	¥28,104	$265,910
Less: Allowances for uncollectible amounts	(4,137)	(4,137)	(39,143)

Lease deposits, net	¥24,489	¥23,967	$226,767

9.    Other Assets

Other assets at March 31, 2003 and 2004, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Capitalized computer software, net	¥2,401	¥1,716	$16,236
Investments in non-marketable securities	1,399	604	5,715
Other	7,733	9,658	91,381

Total other assets	¥11,533	¥11,978	$113,332

Amortization expense of capitalized computer software and intangible assets included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended March 31, 2002, 2003 and 2004 amounted to ¥1,539 million, ¥1,510 million and ¥1,049 million ($9,925 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

10.    Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity method affiliates. Such transactions for the years ended March 31, 2002, 2003 and 2004 are summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Sales to Takara	¥1,458	¥958	¥80	$757
Purchases from Takara	2,121	2,168	2,187	20,693
Sales to Hudson	36	12	18	170
Purchases from Hudson	3,061	5,009	5,328	50,412
Sales to Genki	—	3	—	—
Purchases from Genki	—	648	3,041	28,773

The related notes and accounts receivable from Takara were ¥74 million and ¥50 million ($473 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related notes and accounts payable to Takara were ¥27 million and ¥302 million ($2,857 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Hudson were ¥2 million and ¥17 million ($161 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Hudson was ¥344 million and ¥1,005 million ($9,509 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Genki was ¥2 million and no balance at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Genki was ¥355 million and ¥33 million ($312 thousand) at March 31, 2003 and 2004, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets.

11.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2003 and 2004 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.56% to 2.358% and from 0.55% to 5.04% per annum at March 31, 2003 and 2004	¥8,308	¥2,585	$24,458

Total	¥8,308	¥2,585	$24,458

Weighted-average interest rate on short-term borrowings was 1.05% and 0.671% at March 31, 2003 and 2004, respectively. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to $13,375 thousand (¥1,608 million) at March 31, 2003 and 4,500 thousand RMB yuan (¥57 million) at March 31, 2004.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

A summary of long-term debt at March 31, 2003 and 2004 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Unsecured 0.70% per annum bonds due in September 2005	¥15,000	¥15,000	$141,925
Unsecured 0.92% per annum bonds due in September 2006	15,000	15,000	141,925
Unsecured 1.05% per annum bonds due in September 2007	15,000	15,000	141,925
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	5,000	5,000	47,308
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	5,000	5,000	47,308
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000	5,000	47,308
Unsecured loans from banks due serially to 2005 and 2011 with interest rates ranging from 1.46% to 1.68% and from 0.87% to 2.462% per annum at March 31, 2003 and 2004	540	6,089	57,611

Total long-term debt	60,540	66,089	625,310
Less: current portion	(40)	(1,177)	(11,136)

Long-term debt, non-current portion	¥60,500	¥64,912	$614,174

Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2003 and 2004. At March 31, 2003 and 2004, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

Konami had unused committed lines of credit available for immediate borrowings amounting to ¥12,000 million ($113,540 thousand) with certain financial institutions at March 31, 2003 and 2004. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2002, 2003 and 2004 amounted to ¥18 million, ¥18 million and ¥18 million ($170 thousand), respectively.

The aggregate annual maturities of long-term debt outstanding at March 31, 2004 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2005	¥1,177	$11,136
2006	15,929	150,714
2007	21,998	208,137
2008	20,596	194,872
2009	5,593	52,919
Thereafter	796	7,532

12.    Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

At March 31, 2003 and 2004, the amounts of assets and related accumulated depreciation included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Tools, furniture and fixtures, at cost	¥8,760	¥8,682	$82,146
Accumulated depreciation	(4,710)	(4,527)	(42,833)

Net leased property	¥4,050	¥4,155	$39,313

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2005	¥1,808	¥2,486	$17,107	$23,522
2006	1,473	2,495	13,937	23,607
2007	1,148	2,411	10,862	22,812
2008	620	2,150	5,866	20,342
2009	144	2,064	1,363	19,529
Thereafter	5	25,206	47	238,490

Total minimum lease payments	5,198	¥36,812	49,182	$348,302

Less: amount representing interest (rates ranging from 1.356% to 7.272% per annum)	192		1,817

Present value of net minimum lease payments	5,006		47,365
Less: current portion	1,723		16,303

Non-current portion	¥3,283		$31,062

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2002, 2003 and 2004 totaled ¥14,361 million, ¥16,439 million and ¥20,899 million ($197,739 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations.

13.    Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and the local income tax rate of 12%, net of national tax benefit, which in the aggregate resulted in a statutory income tax rate of approximately 42% for the years ended March 31, 2002, 2003 and 2004. On March 24, 2003, Japanese Diet

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

approved the Amendments to Local Tax Law, which will reduce the standard tax rates for the income-based business tax, as well as add business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be reduced to approximately 40.7% effective for the years beginning on or after April 1, 2004. At March 31, 2003, deferred tax assets and liabilities for the temporary differences that were expected to reverse within the year ended March 31, 2003 and after the years beginning on or after April 1, 2004 were provided under the statutory rate of 42% and 40.7%, respectively.

During the year ended March 31, 2004, the statutory tax rate effective for the years beginning on or after April 1, 2004 increased to 40.9%, due to the changes in the tax rates enacted by each local tax authority. As a result, at March 31, 2004, deferred tax assets and liabilities for the temporary differences that are expected to reverse in the years beginning on after April 1, 2004 are provided under the increased rate.

The income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies (“Income (loss) before income taxes”) and income tax expense (benefit) for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Income (loss) before income taxes:
Japanese	¥(8,134)	¥(74,791)	¥30,656	$290,056
Foreign	30,812	52,695	9,451	89,422

	¥22,678	¥(22,096)	¥40,107	$379,478

Income taxes—Current:
Japanese	¥15,505	¥13,649	¥16,214	$153,411
Foreign	1,771	1,263	2,472	23,389

	¥17,276	¥14,912	¥18,686	$176,800

Income taxes—Deferred:
Japanese	¥(5,609)	¥(8,726)	¥(634)	$(5,998)
Foreign	—	—	(17)	(161)

	¥(5,609)	¥(8,726)	¥(651)	$(6,159)

The significant components of income taxes for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥11,667	¥6,186	¥18,035	$170,641
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(135)	73	189	1,788
Minimum pension liability adjustment	—	—	(49)	(463)

Total income taxes	¥11,532	¥6,259	¥18,175	$171,966

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2002	2003	2004
Statutory tax rate	42.0%	(42.0)%	42.0%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	3.5	4.2	3.9
Amortization / Impairment of goodwill	3.6	69.8	—
Change in valuation allowance	3.1	(5.3)	(2.1)
Change in income tax rate	—	(1.7)	0.5
Provision for investments in affiliates	—	3.0	0.4
Other—net	(0.7)	(0.0)	0.3

Effective income tax rate	51.5%	28.0%	45.0%

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Deferred tax assets:
Accrued enterprise taxes	¥1,205	¥1,294	$12,243
Accrued expenses	2,393	2,834	26,814
Accrued pension and severance costs	1,290	1,337	12,650
Allowance for doubtful accounts	2,807	2,530	23,938
Inventories	9,125	9,730	92,062
Net operating loss carryforwards	6,283	4,839	45,785
Property and equipment basis differences	1,021	153	1,447
Other	1,355	2,053	19,425

Gross deferred tax assets	25,479	24,770	234,364
Less valuation allowance	(7,988)	(6,720)	(63,582)

Total deferred tax assets	17,491	18,050	170,782
Deferred tax liabilities:
Intangible assets	(18,693)	(18,482)	(174,870)
Gain on sales of subsidiary shares	(3,477)	(3,491)	(33,031)
Investments in affiliates	(655)	(820)	(7,758)
Other	(700)	(557)	(5,270)

Gross deferred tax liabilities	(23,525)	(23,350)	(220,929)

Net deferred tax liabilities	¥(6,034)	¥(5,300)	$(50,147)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

are deductible, management believes it is more likely than not that Konami will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003 and 2004.

The net change in the total valuation allowance for the years ended March 31, 2002, 2003 and 2004 was an increase of ¥1,886 million, decreases of ¥1,244 million and ¥1,268 million ($11,997 thousand), respectively. The valuation allowance primarily relates to the book and tax basis differences and net operating loss carryforwards in certain foreign subsidiaries with history of operating losses. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets, taking into consideration projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate. Considering these factors, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards), net of existing valuation allowance within the foreseeable future.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2003 and 2004, no deferred tax liabilities were recognized for undistributed earnings of foreign subsidiaries aggregating ¥8,422 million and ¥13,799 million ($130,561 thousand), respectively, because Konami currently does not intend to repatriate such earnings and/or believes no material additional tax would result should they be repatriated to Konami.

At March 31, 2004, certain domestic subsidiaries had operating loss carryforwards aggregating approximately ¥2,982 million ($28,215 thousand), which expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2005	—	—
2006	¥191	$1,807
2007	105	994
2008	265	2,507
2009	2,421	22,907

Total	¥2,982	$28,215

U.S. subsidiaries had federal and state tax net operating loss carryforwards of approximately ¥8,871 million ($83,934 thousand) and ¥9,749 million ($92,241 thousand), respectively, which expire in varying amounts through the year 2021. These net operating loss carryforwards which expire within 1 to 5 years, 5 to 10 years, 10 to 15 years and thereafter are ¥10,973 million ($103,822 thousand), ¥4,012 million ($37,960 thousand), ¥657 million ($6,216 thousand) and ¥2,978 million ($28,177 thousand), respectively.

14.    Severance and Retirement Plans

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The disclosure requirements of SFAS No. 132 (revised) have been included below.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2002, 2003 and 2004 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Service cost—benefits earned during the year	¥345	¥324	¥312	$2,952
Interest cost on projected benefit obligation	83	79	53	501
Expected return on plan assets	(94)	(53)	(45)	(426)
Recognized actuarial (gain) loss	(7)	7	21	199
Amortization of prior service cost	—	(14)	(13)	(123)

Net periodic cost	¥327	¥343	¥328	$3,103

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,305	¥3,317	$31,384
Service cost	324	312	2,952
Interest cost	79	53	501
Effect of acquisition	49	—	—
Actuarial (gain) loss	(204)	97	918
Amendments	(164)	—	—
Benefits paid	(72)	(287)	(2,715)

Benefit obligation, end of year	¥3,317	¥3,492	$33,040

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,006	¥2,259	$21,374
Actual return on plan assets	(279)	184	1,741
Employer contribution	561	237	2,242
Benefits paid	(29)	(199)	(1,883)

Fair value of plan assets, end of year	2,259	2,481	23,474

Funded status	(1,058)	(1,011)	(9,566)
Unrecognized actuarial loss	299	236	2,233
Unrecognized prior service cost	(150)	(137)	(1,296)

Net amount recognized	¥(909)	¥(912)	$(8,629)

Amounts recognized in the consolidated balance sheets consist of:
Accrued pension and severance cost	¥(909)	¥(1,032)	$(9,764)
Accumulated other comprehensive income (loss)	—	120	1,135

Net amount recognized	¥(909)	¥(912)	$(8,629)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

	Millions of Yen	Thousands of U.S. Dollars
	2004
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥2,167	$20,503
Accumulated benefit obligation	1,819	17,211
Fair value of plan assets	839	7,938

The measurement date used to determine pension benefit obligations for all the pension plans was March 31.

The accumulated benefit obligation for the pension plans was ¥2,866 million and ¥2,985 million ($28,243 thousand) at March 31, 2003 and 2004, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2003 and 2004 were as follows:

	2003	2004
Weighted-average assumptions:
Discount rate	1.9%	1.4%
Assumed rate of increase in future compensation levels	2.7%	2.7%

Weighted-average assumptions used to determine net cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Weighted-average assumptions:
Discount rate	3.3%	2.9%	1.9%
Assumed rate of increase in future compensation levels	2.6%	2.4%	2.7%
Expected long-term rate of return on plan assets	4.7%	2.7%	2.0%

Konami determines the expected long-term rate of return on plan assets based on the expected long-term return of the various assets categories in which it invests. Konami considers the current expectations for future returns and the actual historical returns of each plan asset category.

The benefit plan weighted-average asset allocations for the Company and its domestic subsidiaries for the years ended March 31, 2003 and 2004 by asset category were as follows:

	2003	2004
Asset category:
Equity securities	15.5%	20.1%
Debt securities	24.2%	22.0%
Guaranteed investment contracts—insurance companies	47.9%	46.0%
Other	12.4%	11.9%

	100.0%	100.0%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Konami’s investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. Konami addresses diversification by the use of domestic and international equity securities and domestic and international debt securities in order to secure stable return on plan assets subject to specific risk management policies. Konami evaluates the difference between expected return based on expected long-term rate of return on plan assets and actual return on invested plan assets on an annual basis. If the evaluation requires a revision of its formulation of asset allocation, Konami revises the asset allocation.

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥545 million, ¥929 million and ¥611 million ($5,781 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, and were recorded as costs and expenses in the consolidated statements of operations.

Konami expects to contribute ¥144 million ($1,362 thousand) and ¥814 million ($7,702 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2005.

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,436 million and ¥1,438 million ($13,606 thousand) at March 31, 2003 and 2004, respectively, which is included in Accrued pension and severance costs in the accompanying consolidated balance sheets.

15.    Stockholders’ Equity

Dividends

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2004, the retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥37,010 million ($350,175 thousand).

The Code, as amended effective October 1, 2001, provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital.

Stock-based Compensation Plan

On June 29, 2000, the board of directors and shareholders of Konami Computer Entertainment Osaka, Inc. (“Konami OSA”) approved a subscription-rights option plan and the grant of subscription rights for directors and employees of Konami OSA (“OSA Plan 2000”) exercisable for an aggregate of up to 47,250 shares at an exercise price of ¥1,160 per share. Subscription rights for 47,250 ordinary shares were granted under OSA Plan 2000. Those subscription rights vested on August 4, 2003 and will expire on August 2, 2005. During the years ended March 31, 2001, 2002, 2003 and 2004, 3,750 shares, 5,250 shares, 4,250 shares and 4,000 shares, respectively, expired under OSA Plan 2000. Konami OSA completed a 2.5-for-1 stock split by means of a free share issuance on May 20, 2002. The above information reflects the effect from the stock split.

On June 28, 2001, the board of directors and shareholders of Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”) approved a subscription-rights option plan and the grant of subscription rights exercisable for

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

an aggregate of up to 113,300 ordinary shares of Konami TYO at an exercise price of ¥1,779 per share to directors and employees of Konami TYO (“TYO Plan 2001”). Subscription rights for 105,050 ordinary shares were granted under TYO Plan 2001. Those subscription rights will vest in four installments beginning on July 1, 2004 through April 1, 2006 and will expire on June 30, 2006. During the years ended March 31, 2003 and 2004, 2,200 shares and 2,200 shares, respectively, expired under TYO Plan 2001. Konami TYO declared 10% stock dividends on May 20, 2002. The above information reflects the effect from the stock dividends.

On June 18, 2002, Konami OSA’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 72,200 ordinary shares of Konami OSA at an exercise price of ¥1,182 per share to directors and employees of Konami OSA (“OSA Plan 2002”). Subscription rights for 72,200 shares were granted under OSA Plan 2002. Those subscription rights will vest on July 1, 2005 and will expire on June 30, 2007. During the year ended March 31, 2004, 2,500 shares expired under OSA Plan 2002.

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

On June 20, 2002, the Company’s shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 2,200,000 common shares to the Company’s directors and employees at an exercise price of ¥3,640 per share (“Parent Plan 2002”). Subscription rights for 1,787,900 shares were granted under Parent Plan 2002. These subscription rights will vest in three equal installments beginning on July 1, 2004 through July 1, 2006 and will expire on June 30, 2005 through June 30, 2007. During the years ended March 31, 2003 and 2004, 22,600 shares and 107,700 shares, respectively, expired under Parent Plan 2002.

On June 21, 2002, the board of directors and shareholders of Konami Computer Entertainment Japan, Inc. (“Konami JPN”) approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 110,000 ordinary shares of Konami JPN at an exercise price of ¥1,739 per share to directors and employees of Konami JPN (“JPN Plan 2002”). Subscription rights for 110,000 shares were granted under JPN Plan 2002. Those subscription rights will vest on July 1, 2004 and will expire on June 30, 2007. During the year ended March 31, 2004, 1,500 shares expired under JPN Plan 2002.

On June 17, 2003, the board of directors and shareholders of Konami Computer Entertainment Studios, Inc. (“Konami STUDIO”) approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 211,500 ordinary shares of Konami STUDIO at an exercise price of ¥1,200 per share to directors and employees of Konami STUDIO (“STUDIO Plan 2003”). Subscription rights for 211,500 shares were granted under the STUDIO Plan 2003. Those subscription rights will vest in four installments beginning on July 1, 2006 through April 1, 2008 and will expire on March 31, 2007 through June 30, 2008. None of those subscription rights have expired under STUDIO Plan 2003.

On June 18, 2003, Konami TYO’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 51,400 ordinary shares of Konami

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

TYO at an exercise price of ¥2,399 per share to directors and employees of Konami TYO (“TYO Plan 2003”). Subscription rights for 51,400 shares were granted under the TYO Plan 2003. Those subscription rights will vest in four installments beginning on July 1, 2006 through April 1, 2008 and will expire on March 31, 2007 through June 30, 2008. None of those subscription rights have expired under TYO Plan 2003.

On June 18, 2003, Konami JPN’s board of directors and shareholders approved a subscription-rights option plan and the grant of subscription rights exercisable for an aggregate of up to 42,000 ordinary shares of Konami JPN at an exercise price of ¥1,971 per share to directors and employees of Konami JPN (“JPN Plan 2003”). Subscription rights for 42,000 shares were granted under the JPN Plan 2003. Those subscription rights will vest in four installments beginning on July 1, 2006 through April 1, 2008 and will expire on March 31, 2007 through June 30, 2008. None of those subscription rights have expired under JPN Plan 2003.

Under Konami’s plans described above, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations. After the initial grant of subscription rights under these plans, no additional subscription rights were granted and none of the subscription rights were exercised at March 31, 2004.

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

OSA Plan 2000:
Risk-free interest rate	0.76%
Expected life	4.53 years
Expected dividends	3.04%
Expected volatility	87.49%
Weighted-average fair value	¥156,791
TYO Plan 2001:
Risk-free interest rate	0.52%
Expected life	4.44 years
Expected dividends	2.43%
Expected volatility	53.27%
Weighted-average fair value	¥473
OSA Plan 2002:
Risk-free interest rate	1.48%
Expected life	4.26 years
Expected dividends	4.26%
Expected volatility	68.75%
Weighted-average fair value	¥384
TYO Plan 2002:
Risk-free interest rate	1.48%
Expected life	3.81 years
Expected dividends	6.53%
Expected volatility	50.87%
Weighted-average fair value	¥282

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Parent Plan 2002:
Risk-free interest rate	1.57%
Expected life	3.71 years
Expected dividends	1.74%
Expected volatility	54.88%
Weighted-average fair value	¥1,015
JPN Plan 2002:
Risk-free interest rate	1.48%
Expected life	4.26 years
Expected dividends	5.07%
Expected volatility	31.53%
Weighted-average fair value	¥173
STUDIO Plan 2003:
Risk-free interest rate	1.39%
Expected life	3.82 years
Expected dividends	1.51%
Expected volatility	62.87%
Weighted-average fair value	¥425
TYO Plan 2003:
Risk-free interest rate	1.39%
Expected life	3.82 years
Expected dividends	4.01%
Expected volatility	45.17%
Weighted-average fair value	¥591
JPN Plan 2003:
Risk-free interest rate	1.39%
Expected life	3.82 years
Expected dividends	2.96%
Expected volatility	23.89%
Weighted-average fair value	¥189

Treasury Stock Transactions

The Company’s board of directors approved a plan to purchase up to 5 million shares of the Company’s common stock in October 2001. In addition to this, in April 2002 the Company’s board of directors approved a plan to purchase additional 2 million shares, total up to 7 million shares. Under these plans, the Company repurchased 4,256,800 shares for ¥15,000 million ($141,924 thousand) during the period from November 2001 to March 2002 and 2,000,000 shares for ¥5,509 million ($52,124 thousand) during the period from April 2002 to June 2002. As the Code was amended, the Company’s shareholders approved new plan in June 2002 to purchase up to 9 million shares, which superseded the above plans approved by the Company’s board in October 2001 and April 2002 and subsequently, the Company repurchased 1,989,900 shares for ¥5,135 million ($48,585 thousand) up to March 31, 2003 from June 2002. There were no shares reissued for the years ended March 31, 2003 and 2004 and no shares repurchased for the year ended March 31, 2004. When treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance will be charged to retained earnings.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

16.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2002, 2003 and 2004 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Foreign currency translation adjustments:
Balance, beginning of year	¥48	¥757	¥842	$7,967
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	709	85	(1,108)	(10,483)

Balance, end of year	¥757	¥842	¥(266)	$(2,516)

Net unrealized gains (losses) on securities available-for-sale:
Balance, beginning of year	¥(22)	¥(211)	¥(52)	$(492)
Net change	(189)	159	270	2,554

Balance, end of year	¥(211)	¥(52)	¥218	$2,062

Minimum pension liability adjustment:
Balance, beginning of year	—	—	—	—
Adjustments for the year	—	—	¥(71)	$(672)

Balance, end of year	¥—	¥—	¥(71)	$(672)

Total accumulated other comprehensive income:
Balance, beginning of year	¥26	¥546	¥790	$7,475
Adjustments for the year	520	244	(909)	(8,601)

Balance, end of year	¥546	¥790	¥(119)	$(1,126)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2002
Foreign currency translation adjustments	¥709	¥—	¥709
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(370)	155	(215)
Less: reclassification adjustment for (gains) or losses included in net income (loss)	46	(20)	26

Net unrealized losses	(324)	135	(189)

Other comprehensive income	¥385	¥135	¥520

2003
Foreign currency translation adjustments	¥85	¥—	¥85
Net unrealized gains on available-for-sale securities:
Unrealized losses arising during the year	(21)	30	9
Less: reclassification adjustment for (gains) or losses included in net income (loss)	253	(103)	150

Net unrealized gains	232	(73)	159

Other comprehensive income	¥317	¥(73)	¥244

2004
Foreign currency translation adjustments	¥(1,108)	¥—	¥(1,108)
Net unrealized gains on available-for-sale securities:
Unrealized income arising during the year	1,968	(805)	1,163
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(1,509)	616	(893)

Net unrealized gains	459	(189)	270

Minimum pension liability adjustment	(120)	49	(71)

Other comprehensive income	¥(769)	¥(140)	¥(909)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2004
Foreign currency translation adjustments	$(10,483)	$—	$(10,483)
Net unrealized gains on available-for-sale securities:
Unrealized income arising during the year	18,620	(7,617)	11,003
Less: reclassification adjustment for (gains) or losses included in net income (loss)	(14,278)	5,829	(8,449)

Net unrealized gains	4,342	(1,788)	2,554

Minimum pension liability adjustment	(1,135)	463	(672)

Other comprehensive income	$(7,276)	$(1,325)	$(8,601)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

17.    Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2003 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Forward exchange contracts:
To sell foreign currencies	¥10,484	¥3,203	$30,306

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains and (losses) of ¥(49) million, ¥(147) million and ¥84 million ($795 thousand) arising from these forward exchange contracts at March 31, 2002, 2003 and 2004, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of operations. Foreign exchange net gains and (losses), including those on these forward exchange contracts, for the years ended March 31, 2002, 2003 and 2004 were ¥335 million, ¥(450) million and ¥(395) million ($3,737 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2004 on fair value of those forward exchange contracts have not been significant as of the reporting date.

18.    Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

The estimated fair values of Konami’s financial instruments at March 31, 2003 and 2004 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2003		2004		2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥189	¥189	¥124	¥124	$1,173	$1,173
Long-term debt, including current installments	(60,540)	(59,163)	(66,089)	(64,845)	(625,310)	(613,540)
Derivatives:
Foreign exchange forward contracts:
Assets	18	18	85	85	804	804
Liabilities	(165)	(165)	(1)	(1)	(9)	(9)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Cash paid during the year for:
Interest	¥691	¥886	¥868	$8,213
Income taxes	19,010	17,117	8,390	79,383
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	30,849	688	262	2,479
Liabilities assumed	(29,048)	(239)	(342)	(3,236)
Goodwill	1,772	—	339	3,207
Minority interest	(4,265)	—	(53)	(501)
Cash paid, net of cash acquired	(692)	449	206	1,949
Cash sale of all shares in a subsidiary:
Assets transferred	—	2,018	—	—
Liabilities transferred	—	(489)	—	—
Gain on sale of subsidiary shares	—	552	—	—
Cash proceeds received, net of cash transferred	—	2,081	—	—
Property acquired under capital leases during the year	1,923	3,296	2,294	21,705

20.    Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following five business segments:

•	Computer & Video Games—production and sale of home-use video game software

•	Toy & Hobby—production and sale of character related products

•	Amusement—manufacture and sale of amusement arcade games and LCD units for pachinko machines

•	Gaming—manufacture and sale of gaming machines for overseas market

•	Health & Fitness (former Exercise Entertainment)—operation of health and fitness clubs, production and sale of health and fitness related goods

Notes:

“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

“Corporate” primarily consists of administrative expenses of the Company.

“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

Effective the second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the year ended March 31, 2002 and 2003 have been reclassified to conform to the presentation for the year ended March 31, 2004.

Segment name of Exercise Entertainment was changed to Health & Fitness in the fourth quarter ended March 31, 2004.

The following table summarizes revenue, operating income (loss), total assets, depreciation and amortization and capital expenditures by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a.    Operations in Different Industries

(1) Revenue and operating income (loss)

Year Ended March 31, 2002	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥88,762	¥25,213	¥36,649	¥3,063	¥65,619	¥6,274	¥225,580
Intersegment	1,367	388	1,269	—	31	(3,055)	—

Total	90,129	25,601	37,918	3,063	65,650	3,219	225,580
Operating expenses	71,777	18,400	29,318	5,789	70,273	11,936	207,493

Operating income (loss)	¥18,352	¥7,201	¥8,600	¥(2,726)	¥(4,623)	¥(8,717)	¥18,087

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥45,887	¥33,105	¥8,215	¥78,437	¥2,122	¥253,657
Intersegment	1,585	61	1,200	—	88	(2,934)	—

Total	87,476	45,948	34,305	8,215	78,525	(812)	253,657
Operating expenses	73,489	29,319	27,035	8,384	127,937	9,363	275,527

Operating income (loss)	¥13,987	¥16,629	¥7,270	¥(169)	¥(49,412)	¥(10,175)	¥(21,870)

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$852,540	$542,483	$326,871	$103,577	$746,286	$15,167	$2,586,924
Intersegment	22,850	1,259	8,326	—	227	(32,662)	—

Total	875,390	543,742	335,197	103,577	746,513	(17,495)	2,586,924
Operating expenses	723,209	358,493	223,578	97,029	720,286	79,118	2,201,713

Operating income (loss)	$152,181	$185,249	$111,619	$6,548	$26,227	$(96,613)	$385,211

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, and sales of hardware and components from Amusement to Computer & Video Games and Health & Fitness.

As discussed in Note 7, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2003.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2002	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Depreciation and amortization	¥2,311	¥116	¥817	¥296	¥9,923	¥1,997	¥15,460
Capital expenditures	2,400	81	712	2,998	11,355	3,135	20,681

Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥79,494	¥11,759	¥23,240	¥10,513	¥102,433	¥50,811	¥278,250
Depreciation and amortization	1,774	60	789	419	7,736	1,201	11,979
Capital expenditures	838	555	272	258	6,868	9,128	17,919

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥86,544	¥18,348	¥21,608	¥9,534	¥104,516	¥53,947	¥294,497
Depreciation and amortization	1,242	435	483	411	4,963	994	8,528
Capital expenditures	884	748	299	167	4,724	4,740	11,562

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Assets	$818,848	$173,602	$204,447	$90,207	$988,892	$510,427	$2,786,423
Depreciation and amortization	11,751	4,116	4,570	3,889	46,958	9,405	80,689
Capital expenditures	8,364	7,077	2,829	1,580	44,697	44,848	109,395

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

b.    Operations in Geographic Areas

Year Ended March 31, 2002	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥177,618	¥26,002	¥19,320	¥2,640	¥225,580	—	¥225,580
Intersegment	31,446	2,860	6	199	34,511	¥(34,511)	—

Total	209,064	28,862	19,326	2,839	260,091	(34,511)	225,580
Operating expenses	185,089	30,438	14,944	2,695	233,166	(25,673)	207,493

Operating income (loss)	¥23,975	¥(1,576)	¥4,382	¥144	¥26,925	¥(8,838)	¥18,087

Year Ended March 31, 2003	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

Year Ended March 31, 2004	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Assets	¥294,486	¥19,647	¥13,442	¥4,652	¥332,227	¥(37,730)	¥294,497

Year Ended March 31, 2004	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,669,041	$507,806	$336,371	$73,706	$2,586,924	—	$2,586,924
Intersegment	650,554	14,344	2,885	2,460	670,243	$(670,243)	—

Total	2,319,595	522,150	339,256	76,166	3,257,167	(670,243)	2,586,924
Operating expenses	2,019,292	490,170	292,506	65,323	2,867,291	(665,578)	2,201,713

Operating income	$300,303	$31,980	$46,750	$10,843	$389,876	$(4,665)	$385,211

Assets	$2,786,318	$185,893	$127,183	$44,016	$3,143,410	$(356,987)	$2,786,423

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2002, 2003 and 2004—(Continued)

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

As discussed in Note 7, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

21.    Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,174 million ($11,108 thousand) as of March 31, 2004.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2002
Allowance for doubtful accounts
Trade accounts receivable	¥529	¥240	¥133	¥636
Lease deposits	¥—	¥4,137	¥—	¥4,137
2003
Allowance for doubtful accounts
Trade accounts receivable	¥636	¥429	¥89	¥976
Lease deposits	¥4,137	¥—	¥—	¥4,137
2004
Allowance for doubtful accounts
Trade accounts receivable	¥976	¥83	¥350	¥709
Lease deposits	¥4,137	¥—	¥—	¥4,137

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2004
Allowance for doubtful accounts
Trade accounts receivable	$9,234	$785	$3,311	$6,708
Lease deposits	$39,143	$—	$—	$39,143

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date:  July 20, 2004

/s/ NORIAKI YAMAGUCHI
Noriaki Yamaguchi Representative Director and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)

2.1	— Specimen common stock certificates of the registrant (English translation)*

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

8.1	— List of subsidiaries of the registrant

11.1	— Code of Ethics

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
**	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.