Form 20-F
period 2005-03-31
KONAMI CORP
filed 2005-07-22
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

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

As of March 31, 2005, 119,481,411 shares of common stock were outstanding, including 176,100 shares represented by 176,100 American Depositary Shares.

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

As used in this annual report, “fiscal 2005” refers to our fiscal year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2001 through 2005, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2001(1)	2002	2003	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥171,481	¥225,580	¥253,657	¥273,412	¥260,691	$2,427,517
Cost of revenues	103,068	154,651	174,879	179,182	180,363	1,679,514
Impairment charge for goodwill and other intangible assets (2)	—	—	47,599	—	—	—
Selling, general and administrative expenses	30,502	52,842	53,049	53,517	52,192	486,005

Operating income (loss)	37,911	18,087	(21,870)	40,713	28,136	261,998

Other income (expenses), net	2,924	4,591	(226)	(606)	(694)	(6,462)

Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies	40,835	22,678	(22,096)	40,107	27,442	255,536
Income taxes	19,203	11,667	6,186	18,035	7,902	73,582
Minority interest in income (loss) of consolidated subsidiaries Subsidiaries	420	364	(1,051)	2,220	2,761	25,710
Equity in net income (loss) of affiliated companies	356	755	(1,288)	252	(6,293)	(58,600)

Net income (loss)	¥21,568	¥11,402	¥(28,519)	¥20,104	¥10,486	$97,644

Basic and diluted net income (loss) per share	¥189.04	¥89.32	¥(234.58)	¥166.86	¥87.41	$0.81
Cash dividends per share	¥54.00	¥54.00	¥46.00	¥62.00	¥54.00	$0.50

Balance Sheet Data:
Total current assets	¥124,852	¥142,055	¥136,705	¥152,766	¥161,938	$1,507,943
Total assets	293,830	328,091	278,250	294,497	304,321	2,833,793
Total current liabilities	80,350	79,548	71,774	72,799	99,827	929,574
Total long-term liabilities	36,754	77,637	87,215	92,160	73,150	681,163
Total stockholders’ equity	145,151	134,990	90,406	102,129	105,857	985,725

(1)	In February 2001, we acquired 54.64% of the issued and outstanding shares of PEOPLE CO., LTD., a health and sports club operator in Japan, for total cash consideration of ¥69,415 million. The acquired company was then renamed Konami Sports Corporation. The assets, liabilities and results of operations of Konami Sports Corporation have been included in our consolidated financial statements since the acquisition date.
(2)	Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Approximately ¥36,717 million of this loss related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts. Under U.S. GAAP, impairment loss is treated as an operating expense.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥107.39 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2005, the last business day prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2000	124.45	101.53	110.02	102.73
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22

Calendar year 2005
January	104.93	102.26	103.34	103.55
February	105.84	103.70	104.94	104.25
March	107.49	103.87	105.25	107.22
April	108.67	104.64	107.19	104.64
May	108.17	104.41	106.60	107.97
June	110.91	106.64	108.75	110.91

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 8, 2005, the noon buying rate was ¥112.17 per $1.00.

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

Important risks factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in this Item 3.D or elsewhere in this annual report and include, without limitation:

•	our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences;

•	changes in economic conditions affecting our operations or the way that individuals choose to spend their leisure time;

•	our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming business;

•	our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business;

•	regulatory developments and changes, in particular in the gaming industry, and our ability to respond and adapt to those changes; and

•	our expectations with regard to further acquisitions and the integration of any companies we may acquire.

Risks Relating to Our Overall Business

Our future success is dependent on our ability to release “hit” products.

The market for video game software, toy & hobby products, amusement arcade games, token-operated games and gaming machines is “hits” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our toy & hobby products in recent years resulted from, and was heavily dependent on, the sales of our Yu-Gi-Oh! card games. Similarly, hit video game software titles such as the Yu-Gi-Oh! series, the WORLD SOCCER Winning Eleven series and the METAL GEAR SOLID series have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits could be harmed.

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

We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. For example, our products often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as FIFPro Commercial Enterprises BV. We have also acquired content licenses from Japanese sports organizations such as the Japan Professional Baseball League, the Japan Professional Soccer League, or J-League, and the Japan Football Association. In addition, we have obtained content licenses from various companies, including Nihon Ad Systems Inc., Kodansha, Shogakukan Production Co., Ltd., Mirage Licensing, Inc. and 4KIDS Entertainment Inc.

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

Existing or future infringement claims against us may result in costly litigation or require us to obtain a license for the proprietary rights of third parties, which could have a negative impact on our results of operations. As the number of our products increases there is an increased possibility of the contents and features of these products overlapping with the products of other companies, and we become subject to an increasing possibility of infringement claims. Although we are making efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement.

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

Intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property, which, if available at all, may not be available on commercially favorable terms; or

•	redesign our products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

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

Approximately 78.7% of our net revenues during fiscal 2002, 71.9% of our net revenues during fiscal 2003, 64.5% of our net revenues during fiscal 2004 and 67.7% of our net revenues during fiscal 2005 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and toy & hobby products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

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

Risks Relating to Our Digital Entertainment Business

Transitions in game console platforms and technological change have a material impact on the market for video game software and may adversely affect our revenues and profitability.

The life cycle of existing game console platforms and the market acceptance and popularity of new game console platforms significantly affect the success of our products. The introduction of new technologies could render our current products or products in development obsolete or unmarketable. In addition, we cannot guarantee that we will be successful in developing and publishing software for new game console platforms on a timely basis. Further, the release dates of new game platforms or the number of units that will be shipped upon such release are beyond the scope of our control.

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

Substantially all of our revenues from Computer & Video Games have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other companies. We may only publish our games for play on their game platforms if we receive a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If we cannot obtain licenses to develop video game software from manufacturers of popular game consoles or if any of our existing license agreements are terminated, we will not be able to release software for those systems, which may have a negative impact on our results of operations and profitability. Although we cannot assure shareholders that we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems when the term of existing license agreements end, to date we have always obtained extensions or new agreements with the hardware companies. We also depend on hardware manufacturers for the following additional reasons:

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

In addition, we depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms. Games for the Xbox must be manufactured by pre-approved manufacturers. Our hardware platform licenses with these hardware manufacturers provide that the manufacturer may change prices for the manufacturing of products. These licenses include other provisions such as approval rights of all products and related promotional materials that could have an effect on our costs and the timing of release of new titles.

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

If the recent merger of group companies engaged in videogame software and online games, music and publishing does not result in the new structure operating smoothly, our business and results of operations may be adversely affected.

On April 1, 2005, we merged three consolidated subsidiaries engaged in the production of video game software (Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc.), a consolidated subsidiary specializing in online and mobile phone games (Konami Online, Inc.) and a consolidated subsidiary engaged in media entertainment (Konami Media Entertainment, Inc.). As a result of the merger, we developed a new Konami group business structure. However, if the new structure cannot operate smoothly, our business and results of operations may be adversely affected. Although the three group companies had experienced solid growth after going public, the business environment has recently begun to change dramatically due to the maturity of the domestic game software market, the emergence of foreign competition and development of the online gaming market, thus creating the need to develop video game software in a timely and flexible manner. As a result of the merger, we have consolidated the processes of planning, production and sales of video game software, created an opportunity to take advantage of synergies with other Konami group businesses and made possible further strategic investments into the online and mobile phone game businesses, which are expected to be growth areas. However, if the merger does not result in such effects, or if the online and mobile phone game businesses, which are expected to be growth areas, do not grow as expected, our business and results of operations may be adversely affected.

Our results of operations may suffer if amusement arcade revenues and sales of arcade games and token-operated game machines continue to decline.

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Amusement arcade revenues and the sales of arcade games have been declining over the past several years, however, these have been bottoming out and recovering over the last two years. However, due to the development of full-scale home video game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with internet and game functions, consumers now have increasing leisure alternatives outside of amusement arcades. As customer preferences diversify, fewer people may visit frequently the amusement arcades on which we depend for sales of our amusement arcade game software, amusement arcade games and token-operated game machines and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

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

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over the Internet and, in Japan, on mobile phones. Although we are marketing mobile phone-based games and games downloadable using the online function of PlayStation 2, including one Internet-based game called WORLD SOCCER Winning Eleven8 LIVEWARE EVOLUTION, an Internet-based game, we are still largely developing and testing games for play over the Internet using PlayStation 2, Xbox or a PC and have not sold a significant number. If the Internet becomes a popular avenue for interactive software games, we will need to rapidly develop and release games for such media and to establish a profitable business model for these Internet-based games. If we are not able to respond in a timely manner to the increasing popularity of these games, our business, revenues and profits could be harmed.

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

In order to diversify and expand sales, we have obtained licenses in every state in Australia and the main states in the United States, and are marketing and selling gaming machines. If our games fail to be accepted by the market for gaming machines and we are otherwise unable to develop gaming machines that offer technological advantages or unique entertainment features, we will be unable to generate the revenues necessary to compete effectively in the competitive gaming machine market. Consequently, the results of our operations could suffer.

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

In North America, the manufacture and distribution of gaming machines are subject to numerous federal, state, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in Arizona, California, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, New York, Oregon, West Virginia, Wisconsin, North Dakota, Idaho, Puerto Rico and the Provinces of British Columbia, Ontario, Quebec and Saskatchewan in Canada due to our gaming machines business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we keep on developing lease participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

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

The future revenue growth of our gaming business depends on our ability to improve the effectiveness of our sales organizations and service departments.

We will need to improve the effectiveness of our sales operations and service departments internationally in order to increase market awareness and sales of our gaming products. Our gaming business is expanding from sales of slot machines to sales of casino management systems, which connect casino machines under a single accounting and marketing management system. Casino management systems provide for relatively stable revenues, as proceeds from the initial sale are supplemented by subsequent connection fees. However, gaming products require sophisticated sales efforts targeted at selected people within the gaming industry and quality post-sale servicing. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we will need to effectively train and educate our sales force and strengthen our service departments to ensure trust in our products if we are to be successful in selling into the gaming machine market.

Any problem in the operation of our new factory in the United States may adversely impact our production capacity and quality control, negatively affecting our revenues and growth.

In order to meet our increasing sales in the U.S. market, we constructed a new facility with increased production capacity in Las Vegas, Nevada during fiscal 2005. If there is any disruption in the operation of the facility due to natural disasters or problems associated with operating a new facility, we may not be able to maintain sufficient production capacity that can respond to an increase in orders and our performance may be negatively affected as a result.

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

Risks Relating to Our Other Operations

As we do not manufacture LCD units for Pachinko machines, any delay or disruption in shipments from outside sources or incorporation of our software into the LCD units by subcontractors may adversely affect our profits.

Our revenues and profits from sales of our pachinko LCD units business come from sales of software that is integrated into LCD units. The manufacturing of LCD units is a complicated process which we entrust to third parties through agreements with certain suppliers who specialize in LCD commercial production. While we believe that we currently enjoy good relations with these suppliers, we cannot ensure that they will be able to provide us with the quality and quantity of LCD units which we may require in the future. We also rely on subcontractors to incorporate our software into the LCD units, which makes it possible that we will suffer profitability losses in the event of complications or delay. In addition, if any of the manufacturers or subcontractors discontinue their operations and we cannot find suitable replacements in a timely manner, we may face delays in introducing new products into the market and a decreased capacity for supplying software that is integrated into LCD units, adversely affecting our results of operations.

Risks Relating to the Shares and the ADSs

Our share price is volatile and shareholders may not be able to recoup their investment.

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock ranged from ¥2,165 to ¥3,140 during fiscal 2005.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of May 31, 2005, there were 119,481,411 shares of our common stock outstanding including 34,026,856 shares, representing 28.48% of our outstanding shares, beneficially owned by Mr. Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and Chief Executive Officer, and his affiliate holders Mrs. Yoko Kozuki, Kozuki Holding B.V., Kozuki Foundation for Sports and Higher Education, and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 321,262,434 additional shares of common stock generally without any shareholder approval. In addition, as of May 31, 2005, we held 9,256,155 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

B.    Business Overview.

Overview

In the area of entertainment, we develop, publish, market and distribute video game software products globally for use on Sony PlayStation and PlayStation 2, Nintendo GameCube, Microsoft Xbox console systems, Sony PlayStation Portable, Nintendo Game Boy Advance and Nintendo DS handheld devices as well as for use on personal computers. In addition, we plan, produce, operate and distribute entertainment content for mobile phone online games. In the year ended March 31, 2005, we published 95 titles for home and handheld game platforms.

We also produce card games, character goods, toys & hobbies, publications, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. We also publish, produce and provide post-sale service for software and hardware for amusement arcade games. In addition, we produce software for LCD units used in pachinko machines, and produce video games and token-operated games installed in amusement arcades and other entertainment venues in Japan as well as gaming machines for casinos in the United States, Australia and other overseas jurisdictions.

In addition, we believe that we are the leading operator of health and sports clubs in Japan, in terms of revenues, members and the total number of facilities. As of March 31, 2005, our nationwide network of 205 directly operated health and sports club facilities and 28 franchised facilities cater to all age groups, from children through senior citizens. We also manufacture fitness equipment mainly for our sports clubs and manufacture and sell other goods and services related to sports and fitness.

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

Many of our successful products have resulted from diversified use of strong contents. For example:

•	We first sold DANCE DANCE REVOLUTION, one of our popular products in November 1998 as an amusement arcade game. We launched DANCE DANCE REVOLUTION in the form of home video game software in April 1999 and have sold over one million units. We also extended this product’s range of targeted customers through the new “diet” version for home use which is targeted mainly at women.

•	We launched beatmania as an amusement arcade game in December 1997. We began selling beatmania in the form of home video game software in October 1998 and have sold over one million units.

•	We sold Yu-Gi-Oh! as video game software for Game Boy in July 1998; we subsequently introduced our hit Yu-Gi-Oh! card game in February 1999. Most recently, we created Yu-Gi-Oh! Online, an online version of Yu-Gi-Oh! Card Game.

•	METAL GEAR SOLID, initially sold in 1998, and Tokimeki Memorial, a teenage romance game first introduced in 1994, have been hit video game software products and have also generated substantial sales of related character goods.

•	We have used our expertise in video game software and hardware for the development of our gaming machine and fitness equipment products.

We have built a company with a portfolio of products and services that spans a range of categories and target markets. We have created, licensed and acquired a group of recognizable brands that we market to a growing variety of consumer demographics.

For the fiscal year ended March 31, 2005, we had consolidated net revenues and net income of ¥260,691 million and ¥10,486 million, respectively, compared with net revenues and net income of ¥273,412 million and ¥20,104 million, respectively, for the fiscal year ended March 31, 2004.

Products and Services

Through the year ended March 31, 2005, we divided our business into five business segments, each of which is reflected in a separate division. The net revenue figures for each business segment described below include intersegment revenues:

•	Computer & Video Games: We develop, publish, distribute and market video game software primarily for use on home and handheld game console systems and are also entering into Internet and mobile phone platforms. During fiscal 2005, this segment had net revenues of ¥94,444 million, which accounted for 36.2% of consolidated net revenues.

•	Toy & Hobby: We are engaged in the production, sale and copyright of a range of products and brand-related goods, including card games, toys, portable electronic games, CDs and DVDs of music from our video game software, game tip books (containing clues and strategies for playing popular games), game prizes for amusement arcade games and other accessories. During fiscal 2005, this segment had net revenues of ¥41,008 million, which accounted for 15.7% of consolidated net revenues.

•	Amusement: This segment is involved in developing content and hardware for a variety of amusement-related products such as video game machines and token-operated game machines for amusement arcades mainly in Japan and software for LCD units used in pachinko machines. We also provide delivery and maintenance services with respect to these products. During fiscal 2005, this segment had net revenues of ¥37,582 million, which accounted for 14.4% of consolidated net revenues.

•	Gaming: This segment is involved in developing content and hardware for gaming machines for casinos outside of Japan. During fiscal 2005, this segment had net revenues of ¥11,643 million, which accounted for 4.5% of consolidated net revenues.

•	Health & Fitness: We are the leading health and sports club operator in Japan. We believe that we had approximately 25% of the market as measured by revenues based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. for fiscal 2004. During fiscal 2005, this segment had net revenues of ¥79,105 million, which accounted for 30.3% of consolidated net revenues.

These business segments maintained their independence, originality and profitability and enjoyed strong reputations in their various markets. However, with the increasing use of the Internet and the enhancement of digital technology, differences among businesses in the digital entertainment industry have been disappearing. The recent emergence of the online game market is further intensifying this trend. In this environment, in order to respond to diversifying customer needs, in April 2005, we merged our three video game software production subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc., Konami Online, Inc., which engaged in the planning, production and distribution of mobile and online games and Konami Media Entertainment, Inc. which engaged in the music and publication business with and into Konami. Furthermore, in April 2005, we positioned five of our business areas, Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia, as digital entertainment businesses, and set up a framework to maximize synergy. With this new focus, we reorganized our business into three segments: the Digital Entertainment business, Gaming business and Health & Fitness business.

•	Digital Entertainment: Five areas of business that are related to digital entertainment, Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia have been merged into this business segment to maximize synergy.

Computer & Video Games:    production, manufacture and sale of home video game software, production of software for mobile phones, purchase and distribution of home video game software and production of online game

Toy & Hobby:    Planning, production, manufacture and sale of card games, electronic toys, toys for boys, toy snacks, figures and character goods.

Amusement:    Production, manufacture and sale of contents for video game machines and token-operated machines for amusement arcades.

Online:    building systems related to online games, management and operation of online servers and distribution of contents for mobile phones.

Multimedia:    planning, production and sale of music and video package products and planning, production and sale of books and magazines.

•	Gaming: This segment remains unchanged.

•	Health & Fitness: This segment remains unchanged.

The following table presents net revenues in each of our historical business segments, including intersegment revenues, for each of the three years ended March 31, 2005.

Segment Revenues

	Year ended March 31
	2003	2004	2005	2005
	(yen in millions, dollar in thousands)
Net Revenues:
Computer & Video Games	¥87,476	¥92,520	¥94,444	$879,449
Toy & Hobby	45,948	57,468	41,008	381,860
Amusement	34,305	35,427	37,582	349,958
Gaming	8,215	10,947	11,643	108,418
Health & Fitness	78,525	78,899	79,105	736,614
Other, Corporate and Eliminations	(812)	(1,849)	(3,091)	(28,782)

Consolidated net revenues	¥253,657	¥273,412	¥260,691	$2,427,517

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

A new generation of more technologically advanced game consoles has been introduced every several years. The first platform was introduced by Nintendo in 1983 using 8-bit technology. 8-bit means that the central processing unit, or chip, on which the software operates is capable of processing data in 8-bit units. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the consoles and PCs. With the advancement of hardware technology, software has also advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios.

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

The following table illustrates the evolution of the principal platforms of both home game console and handheld devices since 1989.

Manufacturer	Product Name	Year of Introduction		Media Format	Technology
		Japan	U.S.
Home Game Consoles:
Sega	Genesis	1988	1989	Cartridge	16-bit
Nintendo	SNES	1990	1991	Cartridge	16-bit
Sega	Saturn	1994	1995	CD-ROM Disc	32-bit
Sony	PlayStation	1994	1995	CD-ROM Disc	32-bit
Nintendo	Nintendo 64	1996	1996	Cartridge	64-bit
Sega	Dreamcast	1999	1999	Proprietary Disc	128-bit
Sony	PlayStation 2	2000	2000	DVD-ROM Disc	128-bit
Nintendo	GameCube	2001	2001	Proprietary Disc	128-bit
Microsoft	Xbox	2002	2001	DVD-ROM Disc	128-bit
Handheld Devices:
Nintendo	Game Boy	1989	1989	Cartridge	8-bit
Nintendo	Game Boy Color	1998	1998	Cartridge	8-bit
Nintendo	Game Boy Advance	2001	2001	Cartridge	32-bit
Nintendo	Game Boy Advance SP	2003	2003	Cartridge	32-bit
Nintendo	NINTENDO DS	2004	2004	Cartridge	ARM9/ARM7
Sony	PSP	2004	2005	UMD	1~333MHz

(1)	Game Boy Advance SP is an updated version of the Game Boy Advance platform and the same software may be used on both devices.

The industry has completed a transition from 32- and 64-bit home game consoles to the next generation 128-bit consoles, with the release of Sony’s PlayStation 2 in March 2000 (October 2000 in the United States) and the release of the Nintendo GameCube in September 2001 (November 2001 in the United States) and the release of Microsoft Xbox in February 2002 (November 2001 in the United States). Also, Sony released PlayStation X, a PlayStation 2 with a DVD recorder function, in Japan in December 2003. The handheld platform market is currently undergoing transition to a new platform, with Sony entering the market with PlayStation Portable (PSP) and NINTENDO, which maintains the dominant market share, launching a new platform, NINTENDO DS. By incorporating 128-bit processing speeds, more memory and better resolution, these platforms allow the design of games with more realistic graphics and better game performance than games designed for the prior-generation systems.

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

New handheld platforms, the NINTENDO DS and PlayStation Portable (PSP), were introduced in the year ended March 31, 2005. Each of Sony, Nintendo and Microsoft have also announced plans to release new home game consoles sometime during the latter half of the year ended March 31, 2006 and the first half of the year ended March 31, 2007. As a result of the introduction of these new platforms, we expect the game software market to remain active in the near term.

World Video Game Software Markets

According to data by the Computer Entertainment Software Association, or CESA, the number of shipment of video game software was 66,225 thousand copies in Japan, 194,940 thousand copies in North America and 93,971 thousand copies in Europe in 2003. The North American market, the largest market for video game software in the world, and European markets have been growing steadily, while the Japanese market has been flattening.

Our Computer & Video Games Software Business

Our Computer & Video Games business develops, publishes, distributes and markets software for home and handheld video game consoles and, to a lesser extent, personal computers, mobile phones and online networks. Consolidated net revenues generated by our Computer & Video Games business, including intersegment revenues, increased 2.1% from ¥92,520 million during fiscal 2004 to ¥94,444 million during fiscal 2005. Most of our software consists of video games designed for use with video game platforms, including Sony PlayStation and PlayStation 2, PSP, Nintendo GameCube, Nintendo DS, Game Boy and Game Boy Advance, Microsoft Xbox and PCs. During the past five years we have released over 545 titles which includes 85 Sony PlayStation titles, 223 Sony PlayStation 2 titles, 124 Game Boy Advance titles, 36 Nintendo GameCube titles, 25 Microsoft Xbox titles and 21 PC titles.

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

		Fiscal year ended March 31,
		2003	2004	2005	2005
		(yen in millions, dollar in thousands)
Sony	Domestic	¥20,520	¥19,237	¥24,390	$227,113
	Overseas	14,021	15,022	23,570	219,478
Nintendo	Domestic	7,861	7,240	4,018	37,418
	Overseas	8,247	11,356	4,599	42,826
Microsoft	Domestic	103	1	0	0
	Overseas	2,021	1,085	3,354	31,229

(1)	This data is presented in accordance with Japanese GAAP because we do not maintain U.S. GAAP data on net sales broken down by hardware manufacturer. However, we do not believe that there are material differences between Japanese GAAP and U.S. GAAP net sales of video game software.
(2)	This table does not indicate total revenues of the Computer & Video Games segment because it does not include sales of game software made by our consolidated subsidiaries or sales of other goods and services.

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

	Year ended March 31,
	2001		2002		2003		2004		2005
Platforms	Titles	Units	Titles	Units	Titles	Units	Titles	Units	Titles	Units
	(sales units in thousands)
PlayStation	43	6,100	17	2,920	16	4,100	7	1,350	2	300
PlayStation 2	30	4,000	43	11,490	42	8,900	57	10,750	51	15,250
PSP	—	—	—	—	—	—	—	—	2	330
Sega Saturn	—	—	—	—	—	—	—	—	—	—
Dreamcast	2	—	—	—	—	—	—	—	—	—
Nintendo 64	3	700	—	—	—	—	—	—	—	—
Game Boy	19	4,850	4	290	—	1,400	—	250	—	20
Game Boy Advance	8	450	32	4,750	33	4,800	33	6,700	18	3,160
GameCube	—	—	3	150	15	800	12	1,450	6	630
NINTENDO DS	—	—	—	—	—	—	—	—	1	60
Xbox	—	—	3	630	8	800	5	550	9	1,500
PC	—	—	3	10	6	200	6	550	6	850
Other	—	400	—	60	—	—	—	—	—	—

Total	105	16,500	105	20,300	120	21,000	120	21,600	95	22,100

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2005 and 2006 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2006 will be released when scheduled, if ever. Sales of video game software in Japan accounted for approximately 57% and 48% of our total video software sales in the years ended March 31, 2004 and 2005, respectively. We are working to improve our title lineups covering overseas markets in order to increase our shares in overseas markets, especially in the U.S. and European markets which have continuous growth potential.

Titles Released In Fiscal 2005

Title	Category	Platform	Release Date	Market
JIKKYO PAWAFURU PROYAKYU 11	Sports (Baseball)	PlayStation 2/Nintendo GameCube	July 2004	Japan
bokutai Solar 2 Boy Django	Action RPG	Game Boy Advance	July 2004	Japan
Pawapurokun Pocket 1 • 2	Sports (Baseball)	Game Boy Advance	July 2004	Japan
WORLD SOCCER Winning Eleven 8	Sports (Soccer)	PlayStation 2	August 2004	Japan
GENSOSUIKODEN IV	RPG	PlayStation 2	August 2004	Japan
Pawapurokun Pocket 7	Sports (Baseball)	Game Boy Advance	December 2004	Japan
JIKKYO PAWAFURU PROYAKYU 11, TYOUKETTEIBAN	Sports (Baseball)	PlayStation 2/Nintendo GameCube	December 2004	Japan
METAL GEAR SOLID 3 SNAKE EATER	Action	PlayStation 2	December 2004	Japan
METAL GEAR ACID	Action	PlayStation Portable	December 2004	Japan
Yu-Gi-Oh! Reshef of Destruction	Card Battle	Game Boy Advance	June 2004	North America
SILENT HILL 4 THE ROOM	Horror Adventure	PlayStation 2/Xbox	September 2004	North America
Teenage Mutant Ninja Turtles 2	Action	PlayStation 2/Xbox/ Nintendo GameCube	October 2004	North America
RUMBLE ROSES	Action	PlayStation 2	November 2004	North America
Karaoke Revolution	Music	PlayStation 2/Xbox	November 2004	North America
METAL GEAR SOLID 3 SNAKE EATER	Action	PlayStation 2	November 2004	North America
Yu-Gi-Oh! Capsule Monster Coliseum	Card Battle	PlayStation 2	November 2004	North America
Suikoden IV	RPG	PlayStation 2	January 2005	North America
METAL GEAR ACID	Action	PlayStation Portable	March 2005	North America
Teenage Mutant Ninja Turtles 2	Action	PlayStation 2/PC/Xbox/NGC	March 2005	Europe
Yu-Gi-Oh! Reshef of Destruction	Card Battle	Game Boy Advance	September 2004	Europe
Silent Hill 4 The Room	Horror Adventure	PlayStation 2/PC/Xbox	September 2004	Europe
Pro Evolution Soccer 4	Sports (Soccer)	PlayStation 2/PC/Xbox	October 2004	Europe
Yu-Gi-Oh! Day of the Duelist World Championship Tournament 2005	Card Battle	Game Boy Advance	February 2005	Europe

Title	Category	Platform	Release Date	Market
Yu-Gi-Oh! Capsule Monster Coliseum	Card Battle	PlayStation 2	February 2005	Europe
Suikoden IV	RPG	PlayStation 2	February 2005	Europe
Rumble Roses	Action	PlayStation 2	February 2005	Europe
Yu-Gi-Oh! Power of Chaos Joey the Passion	Card Battle	PC	September 2004	Europe
METAL GEAR SOLID 3 SNAKE EATER	Action	PlayStation 2	March 2005	Europe

Titles Released and Anticipated To Be Released In Fiscal 2006 (1)

Title	Category	Platform	Release Date	Market
PROYAKYU SPIRITS 2	Sports (Baseball)	PlayStation 2	April 2005	Japan
Yu-Gi-Oh! online	Card Battle	PC	April 2005	Japan
JIKKYO PAWAFURU PROYAKYU 12	Sports (Baseball)	Nintendo GameCube	July 2005	Japan
SHIN BOKURANO TAIYO -GYAKUSYU NO SABATA-	Action Adventure	Game Boy Advance	July 2005	Japan
PAWAPOKE KOSHIEN	Sports (Baseball)	Nintendo DS	August 2005	Japan
WORLD SOCCER Winning Eleven 9	Sports (Soccer)	PlayStation 2	August 2005	Japan
METAL GEAR ACID 2	Action	PlayStation Portable	2nd half of fiscal 2005	Japan
METAL GEAR SOLID 3 SUBSISTENCE	Action	PlayStation 2	2nd half of Fiscal 2005	Japan
Enthusia	Racing	PlayStation 2	May 2005	North America
Coded Arms	Shooting	PlayStation Portable	Summer 2005	North America
Yu-Gi-Oh! Nightmare Troubadour	Card Battle	Nintendo DS	September 2005	North America
DANCE DANCE REVOLUTION Extreme	Music Game	PlayStation 2	September 2005	North America
Castlevania Dawn of Sorrow	Acton	Nintendo DS	Fall 2005	North America
METAL GEAR ACID 2	Action	PlayStation Portable	2nd half of fiscal 2005	North America
METAL GEAR ACID 3 SUBSISTENCE	Action	PlayStation 2	2nd half of fiscal 2005	North America
ENTHUSIA	Racing	PlayStation 2	May 2005	Europe
bokutai 2 Solar Boy Django	Action Adventure	Game Boy Advance	June 2005	Europe
METAL GEAR ACID	Action	PlayStation Portable	September 2005	Europe
CODED ARMS	Shooting	PlayStation Portable	September 2005	Europe
Pro Evolution Soccer 5	Sports (Soccer)	PlayStation 2/PC/Xbox	Fall 2005	Europe
Yu-Gi-Oh! Nightmare Troubadour	Card Battle	Nintendo DS	October 2005	Europe

(1)	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•	METAL GEAR SOLID. We have sold a total of over 18 million units of our METAL GEAR SOLID series, including over seven million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and seven million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. The most recent series launched during fiscal 2005, METAL GEAR SOLID 3 SNAKE EATER, sold more than 3.6 million units.

•	Yu-Gi-Oh! Since we introduced the first Yu-Gi-Oh! title in July 1998, we have sold a total of over 21.8 million units of our Yu-Gi-Oh! series for the Game Boy, Game Boy Advance, PlayStation and PlayStation 2 platforms.

•	Soccer titles. We sold a total of 21 million units of WORLD SOCCER Winning Eleven series and Pro Evolution Soccer series in Japan, Europe and North America from the year ended March 31, 1996 to the year ended March 31, 2005.

•	Baseball titles. We sold a total of 13 million units of baseball titles in Japan from the year ended March 31, 1994 to the year ended March 31, 2005.

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

Most of our software development, including titles designed for overseas markets, is conducted by our group companies in Japan and the U.S. We subcontract part of the development to a subsidiary in China, Konami Software Shanghai, Inc. We expect that this subsidiary will be able to create and develop sophisticated software for both the Japanese market and the international market as it gradually acquires additional expertise and know-how.

Through the year ended March 31, 2005, our software development was a collaborative process between our head office and our development subsidiaries. Our development subsidiaries were allowed wide creative freedom including the development of strategies, story lines and other characteristics. Also, compensation of the employees of each subsidiary was based in part upon the success of the titles published by that subsidiary. Each development subsidiary was generally supported by our central administrative and technology resources. Each subsidiary tended to specialize in the development of software for a particular game genre in which it excelled. We monitored and coordinated these development activities in order to ensure that sufficient resources are allocated among the subsidiaries so that the development of games was appropriately balanced on a group-wide basis.

Our Computer & Video Games business grew significantly over the last several years, with three of our development subsidiaries becoming public companies. However, the business environment has recently begun to change dramatically due to the maturity of the domestic video game software market, the emergence of foreign competition and the development of the online gaming market, creating the need to develop videogame software in a timely and flexible manner. To achieve this, we merged our three production companies, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc. with and into Konami in April 2005.

Since April 2005, we have been doing all of our software development and production work as an integrated corporate unit, with the expectation that closer collaboration between our various creative units will produce beneficial synergies within our video game software business and with our other digital entertainment businesses. Prior to releasing each video game software product, we perform careful quality assurance testing, which involves a technical review of each component of the final product and testing on the applicable platforms.

Hiring and retaining talented creative staff is key to developing successful content. To do this, we have introduced equity-based incentives and remuneration packages for creative staffs and developers that reflect the financial results of their work. We believe that this compensation structure that rewards creators for the success of their games and our policy of providing creators substantial independence and flexibility, enables us to attract and retain game creators that are among the best in the industry.

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

Platform Licenses

Our video game software business is dependent on our license agreements with the manufacturers of hardware platforms. All of these licenses are non-exclusive with fixed terms although these contracts are usually extended for additional terms. Each license grants us the right to develop, publish and distribute titles for use on the manufacturer’s platforms. Manufacturers typically have the right to approve the titles to be released and embodied in products that are manufactured solely by the manufacturer or its authorized vendor.

The following table sets forth information with respect to our platform licenses. In some instances, we have more than one platform license for a particular platform.

Manufacturer	Platform	Territory	Expiration Date
Nintendo	Game Boy Color	Japan	March 7, 2006
Nintendo	Game Boy Advance	Japan	January 8, 2006
Nintendo	Game Boy Advance	United States and Canada	July 5, 2007
Nintendo	GameCube	Japan	October 31, 2005
Nintendo	GameCube	United States and Canada	January 9, 2008
Sony	PlayStation	Japan	April 7, 2006
Sony	PlayStation	Europe	December 31, 2005
Sony	PlayStation 2	Japan	March 31, 2006
Sony	PlayStation 2	Asia	March 31, 2006
Sony	PlayStation 2	United States and Canada	March 31, 2006
Microsoft	Xbox	Determined on a software title-by-title basis	November 15, 2007

Nintendo charges us an amount for each Game Boy Advance, Game Boy Color, Nintendo DS and Game Boy Pocket cartridge. This amount varies based, in part, on the memory capacity of the cartridges. Nintendo GameCube, Sony and Microsoft contracts include a charge for every disc manufactured. The amounts charged by the manufacturers generally include a manufacturing, printing and packaging fee as well as a royalty for the use of the manufacturer’s name, proprietary information and technology, and are subject to adjustment by the manufacturers at their discretion. The manufacturers have the right to review, evaluate and approve a prototype of each title and the title’s packaging.

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

Growth of broadband, mobile phones as a platform and online games

Internet technology for high speed broadband enables customers to have a more enhanced and interactive online experience. Going forward, we expect the spread of broadband services and continued competition among broadband providers will lead to further growth in the market for online games. With the rapid spread of broadband infrastructure, many game console manufacturers and game software publishers are entering the online game business. For example, Sony Computer Entertainment started a broadband online service for

PlayStation 2 in spring of 2002 through which users can play games online and download software as well as enjoy broadband contents such as movies and music at home. In August 2002, Sony Computer Entertainment America Inc. started selling online adaptors and software for PlayStation 2 in the U.S. In the fall of 2002, Nintendo started an online service for Game Cube in Japan and the U.S., Microsoft started online service for Xbox in November 2002 in the U.S. and in Japan in January 2003. Some of our competitors have already started operating web sites where players can download a game and play it on the Internet. We expect that with the spread of broadband and faster services, investment into and interest in online games will expand significantly.

We also expect mobile phones to become a new platform for home video game software. In Japan, mobile phones are not just phones, but wireless Internet handsets loaded with digital cameras and multi-media processors. As of March 31, 2005, over 75 million mobile internet subscribers in Japan downloaded share price information, reviewed news, sent out pictures and played games. Although usage rates for personal computers and the Internet is higher in the U.S. than in Japan, more people access the Internet via mobile phones in Japan and mobile phones have become a popular way to access the Internet.

Companies such as NTT DoCoMo, Inc. (DoCoMo) have developed a cutting-edge technology enabling 24-hour access to the Internet at low cost from mobile phones for Japanese subscribers. One of the most popular services, i-mode, has been developed by DoCoMo and enables subscribers to view specified websites and to receive e-mails from mobile phones. Other than accessing the Internet and e-mails, i-mode can access financial information (including share price and net banking), travel information, news and entertainment information. Additional contents such as games are usually provided for a ¥100 to ¥300 per month subscription. Other online mobile phone services, such as Vodafone Live! and Ezweb by au, provide similar functions. In 2001, with third-generation mobile technology, high speed wireless packet data service for the Internet became possible. These third-generation services not only enable efficient access to e-mails, faster viewing for websites and e-commerce application, but also provide necessary speed and volume to support innovative multimedia applications such as more enhanced online games, downloading of music and video images.

We develop, publish, distribute and sell software for home video game consoles, personal computers, mobile phones and online networks. We plan to actively enter the mobile phone and online game software business in light of the recent growth of the online and mobile phone game market, and we believe there is a new opportunity for increasing profits with our software titles.

In October 2001, we established Konami Mobile Online, Inc. as our principal subsidiary developing games for mobile phones. In September 2003, it changed its name to Konami Online, Inc., adding online game business to its existing businesses to manage online game infrastructures. It develops and distributes various contents for all domestic mobile internet services, including i-mode, Vodafone Live! and Ezweb. In 2003, we started distribution of various game contents in North America, Europe and Asia. In Japan, we provide a download service for ringer melodies and wallpapers for mobile phones. Most of our games for mobile phones are mobile phone versions of our popular home video game software. Depending on the service, the subscription is ¥70 to ¥300 per month and is charged to users. As a result of eliminating and consolidating our web sites during fiscal 2004, we offered our mobile Internet game service through approximately 48 Internet websites as of March 31, 2005.

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

As to card games, according to the Toy Industry White Papers, card games’ retail sales grew dramatically from ¥30 billion in fiscal 1996 to ¥120 billion in fiscal 2001. However, sales of card games during fiscal 2004 and fiscal 2005 declined to ¥60 billion. Because our products represent a significant portion of the Japanese card game market, we believe that much of this decline is due to the reduced popularity of our Yu-Gi-Oh! card games which have dominated the market.

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

The distribution of toys has greatly changed owing to the entry of the large U.S. chain toy store Toys“R”Us into the Japanese market and to the increased sales made by suburban toy chain stores. The sales share of specialty toy shops has decreased and wholesalers, which act as intermediaries for manufacturers and retailers, have been affected by the change of distribution routes and the shortened distribution channels, which has caused them difficulties. The system of fixed price sales, which is the traditional business practices in the toy market, has begun to collapse, and even department stores have sold at discount prices.

According to the research conducted by the NPD Group, the toy market in North America has a size of $20 billion annual sales, accounting for approximately 37% of the world toy market. The toy market in North America is expected to expand gradually and not to be affected significantly by general economic conditions.

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

Our Toy & Hobby Business

We create, develop, design and sell a range of toys and brand-related goods, including card games, figures, toys with confectionery, CDs and DVDs of music from our video game software, game tip books (containing clues and strategies for playing popular games), capsule toys, game prizes for amusement arcade games and other accessories. These original toys and brand-related goods are based on well-known characters, brands and images, or content, that we either create on our own or license from third parties. In some cases, owners of popular content such as comic book publishers or animation companies approach us and ask us to use their content in our products. In other cases, we approach the owners of content that we believe has potential customer appeal in order to obtain the rights to use and develop that content into products. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh!. Most sports-related licenses, which give us the right to use team or organization logos and trademarks, are non-exclusive. In other cases, we typically obtain exclusive rights. Although each product is different, in most cases, we create, develop and design the product around popular content and subcontract the manufacturing to a third party.

Our Toy & Hobby business is divided into four divisions: (i) card games; (ii) toys; (iii) music CDs and DVDs; and (iv) publications. More than 80% of our revenues from our Toy & Hobby business has been derived from worldwide sales of card games, and changes in the revenues and income of our Toy & Hobby business have depended primarily on changes in our worldwide sales of card games, principally our Yu-Gi-Oh! card game. We believe we have the largest share of the worldwide card game market according to data available from the Japan Toy Association and the Toy Industry Association, Inc. In February 1999, we launched our Yu-Gi-Oh! Official Card Game in Japan. Yu-Gi-Oh! is the story of a shy young boy who overcomes rivals with the help of an ancient deck of cards. Yu-Gi-Oh! card game is based on the comic by Kazuki Takahashi that was originally serialized in Shonen Jump, one of Japan’s most popular comic magazines. Yu-Gi-Oh! features frightening monsters and dark fantasy storylines, which have a strong appeal to preteens. Our license agreement with the Japanese publisher automatically extends on a yearly basis unless terminated with notice.

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

In fiscal 2005, sales of the Yu-Gi-Oh! card game in United States and European markets declined to about ¥22.5 billion, combined.

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

In our main boy’s toy business, we have obtained an exclusive license to develop a major series of boy’s toy products based on The Gransazers, a science fiction action hero in a TV show produced by Toho and broadcast by 26 TV stations around the country, including six stations affiliated with TV Tokyo. We have received favorable responses for our lineup of toys and merchandize carrying heroes and robots appearing on the show. Also, a new robot hero animation television program, Get Ride! AMDRIVER, started in April 2004 and we introduced a lineup of toy products using the characters from this television program. In October 2004 we introduced toys using characters appearing in the popular science fiction action hero series, THE JUSTIRISERS which followed THE GRANSAZERS and recorded solid sales.

Toy & Hobby Business—Production

Our Toy & Hobby products are produced both overseas and in Japan by various third-party manufacturers. We are not dependent on any single manufacturer for the production of our toy & hobby products.

Toy & Hobby Business—Marketing, Sales and Distribution

Marketing and sales in Japan are conducted through our sales network in Konami group through which we sell directly to retailers such as Toys“R”Us. In July 2001, we opened the Konami Card Game Center in Tokyo as a customer service base for our card game business. Our retail partner, The Upper Deck Company, LLC., acts as our distributor in the U.S. and retains the inventory and return risks for the Yu-Gi-Oh! Trading Card Game there. In Europe, we conducted sales of Yu-Gi-Oh! Trading Card Game either directly or through our retail partners, including The Upper Deck Company, LLC until March 2004, however, we currently distribute our products through The Upper Deck Company, LLC’s European entity employing the scheme used in the U.S.

Amusement

Our Amusement segment produces and sells video game machines and token-operated game machines for amusement arcades and software for LDC units used in pachinko machines.

The discussion below presents a description of our Amusement segment operations corresponding to that industry.

Amusement Arcade Games—Industry Overview

According to the most recent industry statistics, the domestic amusement arcade industry had total revenues of ¥815.6 billion during 2004. The breakdown by category is shown in the following table.

Amusement Arcades—Japanese Industry Revenues

Industry Segment	2000	2001	2002	2003	2004
	(in billions of yen)
Amusement arcade operations	¥619.5	¥596.4	¥590.3	¥605.5	¥637.7
Amusement arcade games (domestic)
Video Game Machines	43.1	28.3	24.5	22.7	35.0
Token-operated game machines	13.1	24.3	22.3	27.1	37.4
Prize Machines	14.1	11.2	10.7	12.3	16.8
Vending Machines	10.4	13.1	18.0	18.8	18.5
Music Simulation Game Machines	16.2	6.6	4.9	3.4	3.4
Other	48.4	36.6	39.7	50.2	52.9

Sub-total	145.2	120.2	120.2	134.5	164.0
Amusement arcade games (exports)	41.9	22.4	20.6	20.0	13.9

Total	¥806.6	¥739.0	¥731.1	¥760.0	¥815.6

Source:	“Amusement Industry Survey, Fiscal 2004” (September, 2004), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon SC Amusement Park Association.

The number of amusement arcades in Japan has been declining over the past several years. According to industry statistics, revenues from the operation of amusement arcades in Japan decreased for five years in a row from 1997. It is believed that the weak market condition for amusement arcades is primarily due to reduced player interest because of the increase in entertainment alternatives available to potential amusement arcade game players. Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with Internet and game functions, consumers now have competitive leisure alternatives. However, revenues from the operation of amusement arcades increased in 2003 to ¥605.5 billion and, for the second consecutive year, to ¥637.7 billion in 2004, due primarily to the restructuring of the amusement industry, including the closing of unprofitable small-sized amusement arcades and the efficient development of large-scale amusement arcades that attract customers, and marketing efforts targeting families and women.

Our Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. Consolidated net revenues generated from the sale of amusement arcade games, including intersegment revenues, amounted to approximately ¥18,400 million in fiscal 2004 and approximately ¥19,500 million in fiscal 2005, an increase of approximately ¥1,100 million, or 6.0%.

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

In March 2003, our Amusement business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by Konami, creating a new amusement arcade market. This service allows multiple players to participate in the same game from different locations simultaneously. Our MAH-JONG FIGHT CLUB, which is our first “e-AMUSEMENT” title, is retaining its popularity in part due to events such as national conventions where players can try their skills in a tournament.

•	MAH-JONG FIGHT CLUB, a Mah-jong game that allows multiple players to participate simultaneously from different locations;

•	QUIZ MAGIC ACADEMY, an online quiz game participated by many players from all over the country; and

•	DrumMania, a drum simulation game that corresponds to “e-AMUSEMENT”.

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

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, total industry revenues from the sale of token-operated game machines had been generally decreasing through fiscal 1999. However, sales rebounded to a record ¥24.3 billion in fiscal 2001, which was an increase of 186.0% as compared to the previous fiscal year. This growth was due primarily to the popularity of large-sized mass medal game machines, particularly horse racing games. As of fiscal 2004, sales of token-operated game machines amounted to ¥37.4 billion, comprising approximately 22.8% of the ¥164.0 billion Japanese amusement arcade game market. As indicated in the following table, revenues from amusement arcade operations had been declining, but have been on a recovery trend, showing an increase for the second consecutive year since fiscal 2003. In addition, revenues from the operation of token-operated game machines increased largely in fiscal 1999, 2001, 2002, 2003 and 2004. We believe that the sale of medium- and large-sized token-operated game machines, which provide the type of entertainment that cannot be replicated on home video game consoles, is largely responsible for this trend.

Token-Operated Game Machines—Japanese Industry Revenues

	Year ended March 31,
	1998	1999	2000	2001	2002	2003	2004
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥11.3	¥9.8	¥13.1	¥24.3	¥22.3	¥27.1	¥37.4
Revenues from amusement arcade operations	643.4	628.9	619.5	596.4	590.3	605.5	637.7
Revenues from token-operated game machines	114.8	123.5	117.6	129.5	137.4	152.6	163.1
Token-operated game machine revenues as a percentage of amusement arcade revenues	17.8%	19.6%	19.0%	21.7%	23.3%	25.2%	25.6%

Source:	“Amusement Industry Survey, Fiscal 2004” (September 11, 2004), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon SC Amusement Park Association.

Amusement Business—Overview of Our Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that we sell primarily to amusement arcade operators in Japan. Consolidated net revenues generated by our token-operated game machines amounted to approximately ¥11,000 million in fiscal 2004 and approximately ¥10,900 million in fiscal 2005, a decrease of approximately ¥100 million, or 0.9%. We believe that we have over 29.1% of the domestic market for token-operated game machines based on Amusement Industry Survey.

All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our three most popular token-operated game machines, Wing Fantasia, GI-TURFWILD and Fantastic Fever, accounted for a substantial majority of our net revenues of token-operated game machines in fiscal 2005. Wing Fantasia is a game featuring a “party”-like scene, where a token-operated game is combined with a Japanese backgammon sugoroku function and a roulette wheel. GI-TURFWILD is a horse race game of a “Coins-Come-Falling-Down” type, where nationwide tournaments can be enjoyed using “e-AMUSEMENT”. Fantasic Fever is with slot machine games such as Fantasic Chance, featuring sound and light and slot, where chance balls are collected and aimed at targets.

Medium- and large-sized game machines, which sell for as much as approximately ¥20 million and attract older children and adults, are supplied mainly to amusement arcades. In addition to Wing Fantasia, GI-TURFWILD and Fantasic Fever, our principal machines include GIGADRAKE, a game where tokens are won through battlegames with monsters. Such large-sized token operated game machines have a typical commercial life span of four to five years and we typically introduce two new types of large-sized token-operated game machines each year. We also sell small-sized token-operated game machines.

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

Pachinko—Overview of Merchandise and Industry

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

The number of pachinko outlets in Japan has decreased in the last few years. According to the National Police Agency, the number of nationwide pachinko outlets has decreased for the ninth consecutive year, to 15,617. The market for pachinko machines is on an expanding trend, however, and the number of pachinko machines has grown 1.5 times in the last eight years, which is attributable to the progress in the upsized growth in floor area of outlets, resulting from increases in the number of machines per outlet, and to easing of regulations on pachinko.

Our Pachinko LCD Unit Operations

We develop software that is incorporated into and sold together with LCD units for pachinko machines. The life cycle of such software for LCD units is approximately several months to one year. Consolidated net revenues generated by our pachinko LCD unit operations increased approximately ¥1.2 billion, or 20%, to approximately ¥7.2 billion for fiscal 2005.

Currently, we typically introduce between five and ten new pachinko software installed in LCD units each year. Pachinko machines must be inspected by The Security Electronics and Communications Technology Association, an extra-governmental organization associated with the Metropolitan Police Department, before being marketed in Japan. This process exposes us to possible delays in our introduction of new software installed in LCD units because we may be required to change software content.

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

Gaming

Our Gaming segment develops, produces and sells gaming machines such as video/mechanical slot machines and management systems to casino operators in the United States, Australia and other overseas jurisdictions.

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

Our Gaming Business

Net revenues generated by our Gaming business, including intersegment revenues, amounted to approximately ¥10,947 million in fiscal 2004 and approximately ¥11,643 million in fiscal 2005, an increase of approximately ¥696 million, or 6.4%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia. We shipped 4,350 gaming machines and 6,100 gaming machines in North America and Australia, respectively, in fiscal 2005.

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. Our casino management system product enables simultaneous accounting and marketing management by connecting all of the casino machines in a casino in a unified management system. We expect that our sales of casino management systems will contribute to more stable revenues in our gaming business, as we earn connection fees on an ongoing basis after installation, as well as revenues from sales that are realized at time of installation. Due to the acquisition of Paradigm Gaming Systems, Inc., we are further expanding our opportunities in the gaming machine market in North America and are steadily expanding our client list. In August 2004, we acquired a license from New Jersey, and have received licenses to manufacture and/or sell gaming machines in almost all of the major states and provinces that allow gaming in North America. In October 2004 we introduced 22 new video slot games during the Global Gaming Expo held in Las Vegas. Our product lineup has been improving in its quality and number.

We believe that the annual demand of casino gaming machines in North America is approximately 100,000 units, out of which approximately 50% are mechanical slot machines. We launched mechanical slot machines in North America in December 2003 and have been steadily growing our share. Also, we sell video slot machines, the market for which is expected to grow in the United States as we believe that video slot machines provide more powerful performance gains and better cost advantages over mechanical slot machines. As the popularity of video slot machines is rising in North American market, our sales of video slot machines have also been growing steadily.

Gaming Business—Production

Our gaming machines sold in North America are assembled at our production facility newly constructed in Las Vegas, Nevada, and gaming machines sold in Australia are assembled at our production facility in Sydney, Australia. Our products are assembled utilizing various parts and components from a large base of local vendors. We supply certain software and electronic components to our overseas production facilities. We have identified alternate sources of supply for significant parts and components in the event any of our current vendors fail to meet order requirements.

We completed a new facility in Las Vegas in June 2005. The new factory increased production capacity significantly compared to the production capacity of the old factory.

Gaming Business—Marketing, Sales and Distribution

Our gaming machines are marketed, sold and distributed overseas through our local subsidiaries directly to casino operators. Currently, in Las Vegas, which represents the North American market, management integration of gaming facilities are carried out frequently.

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

According to “Club Business Trends in Japan, 2003” available at Fitness Online, private sports club revenues in Japan have leveled off at a compound annual rate of increase of approximately 0.4% over a five year period, from ¥298.9 billion in 1999 to ¥305.6 billion in 2003. On the other hand, over the same period, the number of private sports clubs has grown at a compound annual rate of approximately 1.7% from 1,746 in 1999 to 1,905 in 2003. However, sports club membership has increased over the same period only at a compound annual rate of 0.2%, from 3.0 million in 1999 to 3.1 million in 2003, which implies that the number of sports clubs increased at a higher level than the number of sports club membership and thus average revenue per member increased only at a low compound annual rate of 0.25%. We believe that sports clubs, on average, are experiencing excess capacity together with discounted membership fees. Surviving in the current sports club market is relatively difficult, and only those who do experience the level of membership and revenue to realize the benefits of the inherent operating leverage in the industry will survive.

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

We believe that we had approximately 25% of the Japanese sports club market, as measured by revenues, for the year ended March 31, 2004 based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. We have several other competitors in an otherwise fragmented market but, as noted above, the industry is undergoing consolidation which may result in the creation of additional significant competitors.

Our Sports Club Business

Through our acquisition of a majority of the outstanding common stock of PEOPLE CO., LTD. in February 2001, which we renamed Konami Sports Corporation, we have become the leading operator of health and sports clubs in Japan in terms of revenues, members and total number of facilities. Consolidated net revenues generated by our Health & Fitness business, including intersegment revenues, amounted to ¥78,899 million in fiscal 2004 and to ¥79,105 million in fiscal 2005, an increase of ¥206 million. Since our acquisition of PEOPLE CO., LTD., we have grown our sports club business through acquisitions of other sports clubs. We increased our presence in this market even further through the acquisition in February 2002 of a majority of the shares of the DAIEI OLYMPIC SPORTS CLUB, INC., one of the major sports club operators in Japan in terms of revenues, which was subsequently taken over by Konami Sports Corporation in October 2002. These acquisitions were part of our strategy to diversify our revenues and decrease our reliance on the video game industry. Sports club revenues tend to be more stable than video game software revenues, which can fluctuate widely depending on the release of hit products. Sports clubs also tend to have a more diverse consumer base across both gender and age. Finally, we expect that our sports clubs will provide demand for our fitness machine business.

As of March 31, 2005, we directly owned and operated a nationwide network of 205 sports clubs and had an additional 28 franchised facilities. These 233 clubs collectively served approximately 829,000 members as of March 31, 2005. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of sports clubs and the licensing of specific products and programs, such as diet programs. We are also engaged in other activities incidental to our core Health & Fitness business, including travel agency operations and publishing a magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to expand our business. While Japan’s population is growing very slowly, and is projected to begin contracting in the future, the percentage of the population that are members of sports clubs is significantly lower in Japan than it is in the United States. First, we plan to continue opening new sports club facilities to increase our revenues. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to differentiate us from our competitors by introducing fitness machines that include an entertainment element and by expanding our business into value-added services that can meet the evolving needs of consumers such as cafeterias, acupressure and other body-work clinics, and by adding other entertainment-oriented facilities, such as bicycle or running equipment with video game features, in our clubs that will help to differentiate us from our competitors.

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

Also, to substantially increase the quality and safety of the health club services we offer, we have introduced Automated External Defibrillators or AEDs in all of Konami Sports Club facilities.

We operate the following three types of service brand, under the Konami Sports Club brand name at various locations in Japan.

•	Eg-zas. Eg-zas targets adult consumers and offer fitness programs based on combinations of aerobics, machine training, stretch exercises and pool exercises. In a move to strengthen brand recognition of our Eg-zas clubs, we decided to integrate and operate our Sele clubs, which are sports clubs with basic health club facilities including studios and fitness machines, and Freizeit clubs, which are large-scale health complexes open to members and non-members that include spa and health club facilities, massage services, sportswear sales outlets and dining facilities, under the Eg-zas brand from April 1, 2002. Our Eg-zas clubs also include our tennis clubs. Eg-zas (together with GRANCISE) accounted for 67.8% of our Health & Fitness segment revenues for the fiscal year ended March 31, 2005.

•	Undo-Jyuku. Our Undo-Jyuku facilities operate a number of fitness schools for children—from babies to high school students—with a focus on swimming and gymnastics schools. In June 2004, our Undo-Jyuku introduced a new gymnastics club with the goal of developing competition level junior gymnasts. Our Undo-Jyuku accounted for 18.1% of our Health & Fitness segment revenues for the fiscal year ended March 31, 2005.

•	GRANCISE. Our GRANCISE target corporate executives and businesspeople who desire premium services and facilities. As of March 31, 2005, we operated three GRANCISE facilities. The first facility is located in Otemachi, the heart of Tokyo’s financial district. This luxurious facility with stunning views of downtown Tokyo offers comprehensive services such as personal nutrition and fitness coaching, exercise machines and aerobics, men’s and women’s steam room, sauna, pool, spacious locker and shower facilities, massage therapy, complete workout wear and towel service. In April 2003, we opened our second GRANCISE facility in Aoyama, Tokyo and later we opened our third GRANCISE in Umedachayamachi, Osaka.

Sports Club Business—Ancillary Revenues

Since 2002, we have expanded the level of ancillary services provided to our members. We charge additional fees for service programs such as personal trainers, fitness counseling, jazzercise, acupuncture and massage, muscle toning training, diet programs, scuba diving classes and golf training. We also collect additional revenue from sales of goods at our pro shops and from organizing sports and leisure-related tours for adults and after-school activities for children. Ancillary revenue as a percentage of total revenues from our Health & Fitness segment was 6.3% during fiscal 2005 and contributed ¥4,950 million to our total Health & Fitness segment revenues.

Non-Facilities Business—Revenue Other than Sports Club Revenues

We also collect additional revenue from activities outside of our sports club facilities, primarily from organizing sports and leisure-related tours for adults and after-school activities for children. In the year ended March 31, 2005, we sponsored the Honolulu Marathon and produced a children’s experiential program—the Ne-Child Camp.

In addition, we have taken on commissions to manage sports facilities for local governments and corporations, managing 66 such facilities as of March 31, 2005.

Non-facilities business revenues contributed 7.7% of our total Health & Fitness segment revenues in the year ended March 31, 2005.

Sports Club Business—Marketing

Our marketing campaigns are directed by our in-house Marketing Strategy Unit of Business Model Development Department. This team conveys each of our nationally branded sports clubs as the premier network of sports clubs in that region. Advertisements are designed to highlight the consistent quality and high value-to-price ratio that we believe we provide through a combination of our membership programs, club facilities and personnel. Our goal is to achieve broad awareness of our brand names primarily through television, newspaper, and magazine and our web site.

During the second half of the year ended March 31, 2004, we eliminated the initiation fees for individual memberships for our Eg-zas and Undo Jyuku facilities to encourage enrollment.

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

We generally offer five principal types of memberships: (i) GRANCISE Regular Membership, which entitles members to use all facilities of GRANCISE and Eg-zas for no charge; (ii) GRANCISE Branch Membership, which enables members to use one GRANCISE facility and all Eg-zas facilities for no charge; (iii) Eg-zas Special Membership, which allows members to use all Eg-zas facilities nationwide for no charge; (iv) Eg-zas Regular Membership, which entitles members to use one Eg-zas facility for no charge and all other Eg-zas facilities nationwide on a per-use charge; and (v) Eg-zas Branch Membership, which enables members to use one Eg-zas facility during certain hours on weekdays or any time during the operation hours of Saturdays, Sundays and holidays. We introduced this new membership system on September 1, 2003, and we allowed existing members to choose whether to continue with the previous membership system or to switch to the new membership system.

In joining a club, a new member signs a membership agreement which obligates the member to pay monthly dues on an ongoing basis. We collect most of all monthly membership dues through automatic payments based on credit card or bank account debit authorization contained in the membership agreement. Most membership dues are paid one month in advance. Members can generally cancel their membership at the end of any month provided that they give advance notice by the tenth day of that month. We believe that our program of monthly dues collection provides a predictable and stable cash flow for us, eliminates the traditional accounts receivable function, and minimizes bad-debt write-offs while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. During the first week of each month, we receive the dues for that month initiated by third party processors such as JACCS, OMC or Pocket Card, three Japanese credit card companies. Discrepancies and insufficient funds incidents are researched and resolved by in-house staff.

We also respond to the needs of various companies by establishing differentiated prices for corporate membership plans. We have also developed corporate fitness programs, fitness evaluations and health clinics allowing corporations to use our sports club facilities as part of their employee benefits plans.

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

Fitness Equipment Business—Production, Marketing, Sales and Distribution

We have developed and introduced the “EZ Series” as “Exertainment” equipment which adds entertainment aspects to traditional fitness machines and combines exercising and entertainment. For example, the EZRUNNER and EZBIKE products are treadmills and exercise bicycles with a built-in video monitor on which the user can move characters in a video game by running or pedaling. These products have been introduced to some of Konami Sports facilities as the next-generation machines to meet the demand of the users who wish to become healthy while having fun. In addition to home fitness products that allow users to enjoy exercising at home, such as Refreshment Bike, a home fitness machine with a built-in generator of high amounts of concentrated oxygen and negative ions, as well as Kenshin Keikakku, a software which displays and manages physical activity data stored in e-walkeylife, a multi-functioned pedometer.

Our fitness equipment and entertainment health related products are designed, produced, developed, manufactured, marketed, sold and distributed by Konami Sports Life Corporation, our wholly owned subsidiary. However, Konami Sports Life commissions Konami to do some of the manufacturing on its behalf. Currently, the largest customer for our fitness equipment is Konami Sports Corporation, which operates our sports clubs.

Supplement Business

We have developed original supplements as our original health-related products, such as Flavangenol Up 50 and Flavangenol MSM Plus, which are high in polyphenol and help improving blood flow and burning body fat.

Other Operations

In addition to the five business segments described above, in order to bring talent to each of our business areas, we established Konami School, Inc. in August 2003 and opened Konami School in April 2004. We are fostering talents for our various business areas, including game creators and sports club staffs.

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

Our significant brand licensing activities include the following:

•	We have obtained licenses from Japanese sports organizations such as the Professional Baseball Organization of Japan, the Japan Professional Soccer League, or J-League, and the Japan Football Association.

•	We have obtained licenses from film makers, comics publishers and animation companies, including Disney Interactive, Inc., 4KIDS Entertainment Inc., Mirage Licensing, Inc., Nihon Ad Systems Inc., Kodansha and Shogakukan Production Co., Ltd.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2003, 2004 and 2005:

Year Ended March 31, 2003	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment (1)	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

Year Ended March 31, 2004	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment (1)	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income (loss)	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Assets	¥294,486	¥19,647	¥13,442	¥4,652	¥332,227	¥(37,730)	¥294,497

Year Ended March 31, 2005	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment (1)	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income (loss)	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Assets	¥302,768	¥21,003	¥18,792	¥5,544	¥348,107	¥(43,786)	¥304,321

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

One of our principal strategies is to significantly increase our overseas revenues in absolute terms and as a percentage of our overall revenues.

Our present overseas activities consist principally of sales of video game software, toy & hobby products, amusement arcade games and gaming machines. During fiscal 2003, our net revenues increased by ¥21,727 million in the United States due primarily to the success of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! Trading Card Game. During fiscal 2004, our net revenues increased by ¥6,652 million in the United States due primarily to the continuous popularity of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! Trading Card Game, and by ¥19,532 million in Europe due primarily to an increase in sales of the Yu-Gi-Oh! game software, the Yu-Gi-Oh! card games and soccer titles. During fiscal 2005, our net revenues in the U.S. and Europe decreased ¥12,113 million and ¥528 million, respectively, due principally to slowed-down sales of Yu-Gi-Oh! game software and Yu-Gi-Oh! card games, which offset growth in sales of gaming machines and METAL GEAR SOLID series in the United States and the METAL GEAR SOLID series in Europe. We also engage in limited overseas manufacturing activities.

We initiated overseas operations by exporting amusement arcade games in 1979, and in 1982 we established a sales subsidiary in the United States. In subsequent years, we established additional sales subsidiaries in Germany, the United Kingdom, Korea, Singapore and Hong Kong, and a software game development subsidiary in Shanghai. In February 1997 we established Konami Gaming, Inc. to manufacture and distribute gaming machines in Nevada. Having received all licenses required by the state and county officials in Nevada, we began distributing gaming machines in Nevada beginning in fiscal 2001. Since then, we have received similar licenses and/or permission to operate in major states in North America. In addition, we have been licensed by Native American tribes in California, Arizona, New Mexico, Minnesota and Michigan. We intend to file applications in a number of other gaming jurisdictions in North America. Konami Australia Pty Ltd., which became our consolidated subsidiary in October 2001, have obtained licenses to manufacture and sell gaming machines in all states in Australia, and exports gaming machines to overseas markets.

During the fiscal year ended March 31, 2001, the gaming machines we sold in the United States and two video slot machine components we exported to Australia were produced in Japan. Later, our production facility in Las Vegas, Nevada, which houses the headquarters and principal manufacturing facility of our U.S. gaming machine business, began operations in September 2001 and built a new building in early 2005 to engage in full production operations.

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

Year Ended March 31, 2005
Segment	Focus of R&D Activity
Computer & Video Games	Software such as METAL GEAR SOLID 3, SNAKE EATER and WORLD SOCCER Winning Eleven 8, online-game version of WORLD SOCCER Winning Eleven Series and Yu-Gi-Oh! Series and game content for mobile telephones.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series and toys such as The Justirizers.
Amusement	Video games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY, new software for music simulation games such as DrumMania and pop’n music, medium- and large-sized token-operated games such as WING FANTASIA and GI-TURF WILD, game software for pachinko LCD units, and amusement software compatible with “e-AMUSEMENT”
Gaming	Gaming machines, software and gaming management systems for North America and Australia.
Health & Fitness	Fitness machines such as “EZ Series” and supplements such as Flavangenol.

Year Ended March 31, 2004
Segment	Focus of R&D Activity
Computer & Video Games	Software such as WORLD SOCCER Winning Eleven 7 and JIKKYOU PAWAFURU PROYAKYU SERIES.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series, toys for boys and infants such as The Gransazers and bath and toiletry products.
Amusement	Video games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY, new software for music simulation games such as DrumMania and pop’n music, “e-AMUSEMENT” system which connects above video games through the Internet, medium- and large-sized token operated games such as Fantasic Fever, FORTUNEORB and GI series, as well as software for pachinko LCD units.
Gaming	Gaming machines and software for North America and Australia.
Health & Fitness	Fitness machines such as “EZ Series”.

Year Ended March 31, 2003
Segment	Focus of R&D Activity
Computer & Video Games	Software such as WORLD SOCCER Winning Eleven 6 and Yu-Gi-Oh!.
Toy & Hobby	Card games such as the Yu-Gi-Oh! card game series and toy confectionaries and toys such as MICROiR.
Amusement	Video games such as MAH-JONG FIGHT CLUB, new software for music simulation games such as DrumMania and pop’n music, “e-AMUSEMENT” system which connects above video games through the Internet, medium- and large-sized token operated games such as OVALARENA, GI series and Monster Gate, as well as software for pachinko LCD units.
Gaming	Gaming machines and software for North America and Australia.
Health & Fitness	Fitness machines such as “EZ Series” and fitness games such as MARTIAL BEAT II.

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

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., is expected to focus on strengthening software development and expanding the lineup of online games. Also, in October 2004, Sammy Corporation founded Sega Sammy Holdings Inc., a holding company through which it acquired SEGA Corporation.

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

Our competitors and potential competitors in the video game software industry include the following:

•	Other Japanese publishers of video game software, including Capcom Co. Ltd., Square Enix Co., Ltd., Namco Ltd., and Sega Corporation., as well as overseas publishers such as Acclaim Entertainment, Inc., Activision Inc., Eidos PLC, Electronic Arts Inc., Infogrames SA, Take-Two Interactive Software, Inc., THQ Inc. and Vivendi Universal Publishing.

•	Integrated video game console hardware/software companies, such as Sony, Microsoft and Nintendo, which compete directly with us in the development and publishing of software titles for their respective platforms.

•	Large diversified entertainment or software companies, many of which own substantial libraries of available content and have substantially greater financial resources than we have, and which may decide to compete directly with us or to enter into exclusive relationships with our competitors.

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

Our most significant competitors in the market for toy & hobby products are mainly toy makers, such as Bandai Co., Ltd. We believe that the most significant competitive factor in the market for toy & hobby products is the ability to timely develop popular products based on appealing characters and themes. In addition, Takara Co., Ltd. and Tomy Co., Ltd. have announced their intention to consolidate their operations in March 2006.

The market for video game machines and token-operated game machines for amusement arcades in Japan is dominated by a few large manufacturers, including ourselves as well as Sega Corporation and Namco Ltd., and competition in these markets is intense. The principal method of competition in the market for video game machines and token-operated game machines for amusement arcades is new product development.

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

Intellectual Property

As of March 31, 2005, we had approximately 3,263 trademarks, 609 patents and 264 registered designs (excluding applications pending) in Japan and we also had approximately 4,225 trademarks, 961 patents and 399 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, creative products, LCD units for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

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

We do not own the trademarks, copyrights or patents covering the proprietary information and technology utilized in the game consoles marketed by Nintendo, Sony, Microsoft or, to the extent licensed from third parties, the brands, concepts and game programs featured in and comprising our software. See Item 4.B “Business Overview—Brand Sourcing”. Accordingly, we must rely on the trademarks, copyrights and patents of these third-party licensors for protection of such intellectual property from infringement. Under our license agreements with certain licensors, we may bear the risk of claims of infringement brought by third parties and arising from the sale of software.

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

Under the New Jersey Act, a company must be licensed as a gaming related casino service industry supplier (CSI), or fulfill other requirements, in order to manufacture or distribute gaming devices to New Jersey casinos. In order for a CSI license to be issued, renewed or maintained, certain directors, officers, key employees and owners of a company must be found by the New Jersey Commission to possess by clear and convincing evidence good character, honesty, integrity and financial stability. Concurrent with our subsidiary Konami Gaming, Inc., we got a CSI license in 2004.

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

We manufacture and supply gaming equipment to various international markets including Australia, Canada, Malaysia, New Zealand, the Philippines, Russia and South Africa. We have obtained the required licenses to manufacture and distribute our products in the various foreign jurisdictions where we do business.

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

The Computer Entertainment Rating Organization, or CERO, was established in 2002 and CERO started regulating home game software distributed in Japan through a rating system based upon the user’s age. CERO reviews expressions and contents of software based on its ethical guidelines upon request of software manufacturers. Expressions containing violence, anti-social behavior, sexual behavior and hazardous language or thought are subject to CERO’s rating. Each game software is categorized and labeled either as game software or educational/database software and those categorized as game software must label age classification mark based on the rating. CERO has adopted a four tiered game software age classification, including category “All Age” for persons all age, category “12” for persons 12 and older, category “15” for persons 15 and older and category “18” for persons 18 and older, thereby indicating that contents of each categorized software are subject to persons in categorized age group.

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

Property

The following table sets forth information, as of March 31, 2005, with respect to our principal establishments:

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment	Land Space	Floor Space	Tenure
				(millions of yen)	(square meters)

Head Office	Chiyoda-ku, Tokyo	All	Administrative	¥1,007	—	4,234	Leased

Computer & Video Games Office	Minato-ku, Tokyo	Computer & Video Games	Sales, Administrative	¥11	—	692	Leased

Toy & Hobby Office	Shibuya-ku, Tokyo	Toy & Hobby	Production, Sales, Administrative	¥407	—	1,294	Leased

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment	Land Space	Floor Space	Tenure
				(millions of yen)	(square meters)

Amusement Office	Minato-ku, Tokyo	Amusement	Production, Sales, Administrative	¥30	—	2,855	Leased

Amusement Kobe Office	Nishi-ku, Kobe	Amusement	Production, Manufacturing, Administrative	¥79	—	9,035	Owned

Amusement Zama Office	Zama, Kanagawa	Amusement	Production, Manufacturing, Administrative	¥49	—	7,854	Owned

Gaming Machine Research & Development Center	Zama, Kanagawa	Gaming	Production, Manufacturing, Administrative	¥14	—	1,489	Owned

Konami Computer Entertainment Studios, Inc.	Minato-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥229	—	3,602	Leased

Konami Computer Entertainment Tokyo, Inc.	Chuo-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥198	—	4,035	Leased

Konami Computer Entertainment Japan, Inc.	Minato-ku, Tokyo	Computer & Video Games	Production, Sales, Administrative	¥301	—	4,912	Leased

Konami Sports Corporation	Shinagawa-ku, Tokyo, and 207 locations	Health & Fitness	Sports Club	¥676	8,732	696,352	Some owned and some leased

Konami Real Estate, Inc.	Shinjuku-ku, Tokyo and other	Other	Home Leasing	¥3	721	1,409	Owned

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Other	Leader Training Facility	¥322	460,640	14,612	Owned

Konami Real Estate, Inc.	Shinagawa-ku, Tokyo	Other	Office Leasing	¥151	42,270	92,830	Owned

Konami Digital Entertainment, Inc.	Redwood City, California, U.S.A. (primary location)	Computer & Video Games, Toy & Hobby and Amusement	Sales, Administrative	¥114	22,501	7,433	Some owned and some leased

Konami of Europe GmbH	Frankfurt, Germany (primary location)	Computer & Video Games and Toy & Hobby	Sales, Administrative	¥77	—	4,582	Leased

Konami Corporation of Europe B.V.	London, U.K.	Amusement	Sales, Administrative	¥14	3,440	1,670	Owned

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming	Production and sales of gaming machines	¥65	—	6,347	Leased

Konami Australia Pty Ltd.	New South Wales, Australia	Gaming	Production and sales of gaming machines	¥74	—	7,753	Leased

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2005. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)	Shares held by us, directly or indirectly (%)	Principal business	Establishment date

In Japan

Konami Computer Entertainment Tokyo, Inc. (2)	Chuo-ku, Tokyo	¥2,323	65	Development of video game software	April 1995

Konami Computer Entertainment Japan, Inc. (2)	Minato-ku, Tokyo	¥3,366	66	Development of video game software	April 1996

Konami Computer Entertainment Studios, Inc. (2)	Minato-ku, Tokyo	¥1,213	67	Development of video game software	April 1995

Konami Online, Inc. (2)	Minato-ku, Tokyo	¥300	100	Production and operation of mobile and online games	October 2001

Konami Media Entertainment, Inc. (2)	Shibuya-ku, Tokyo	¥180	100	Production of music and publications	December 1995

Konami Traumer, Inc. (3)	Katsushika-ku, Tokyo	¥142	78	Production and sales of toys and hobby products	March 1982

KPE, Inc.	Minato-ku, Tokyo	¥100	100	Sales of pachinko LCD units	June 1997

Konami Sports Life Corporation	Shinagawa-ku, Tokyo	¥15,050	100	Sales of fitness equipment	June 22, 1989

Konami Sports Corporation	Shinagawa-ku, Tokyo	¥5,040	64	Operation of sports clubs	March 1973

Konami Marketing Japan, Inc.	Minato-ku, Tokyo	¥1,162	100	Marketing and sales	October 2000

Konami Real Estate, Inc.	Chuo-ku, Tokyo	¥10,000	100	Real estate management	December 1987

Name	Registered office	Issued share capital (in millions)	Shares held by us, directly or indirectly (%)	Principal business	Establishment date

Konami School, Inc.	Chuo-ku, Tokyo	¥80	100	Development and education of creators	August 2003

Konami Career Management, Inc.	Chuo-ku, Tokyo	¥60	100	Recruitment of human resources	October 1995

Konami Computer Entertainment School, Inc. (4)	Minato-ku, Tokyo	¥490	100	Development and education of creators	March 1997

The Club At Yebisu Garden Co., Ltd.	Meguro-ku, Tokyo	¥200	70	Operation of sports clubs	January 1994

TAKARA Co., Ltd. (1), (5)	Katsushika-ku, Tokyo	¥18,121	23	Toy manufacturer	June 1959

HUDSON SOFT CO., LTD. (1), (6)	Sapporo City, Hokkaido	¥4,347	45	Development of video game, mobile and online game software	May 1973

One other company

Overseas

Konami Digital Entertainment, Inc.	Redwood City, California, U.S.A.	U.S.$21.5	100	Sales of video game software	November 1982

Konami Marketing, Inc.	Los Angels, California, U.S.A.	U.S.$0.17	100	Sales of toy and hobby products and amusement arcade games	April 2003

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	U.S.$1.7	100	Production and sales of gaming machines	February 1997

Konami Corporation of America	Redwood City, California, U.S.A.	U.S.$35.5	100	Holding company	October 1996

Konami Corporation of Europe B.V.	Amsterdam, Netherlands	€9.0	100	Holding company	November 1997

Konami of Europe GmbH	Frankfurt am Main, Germany	€5.1	100	Sales of video game software	December 1984

Konami Marketing (Asia) Ltd.	Tsui, Kowloon, Hong Kong, China	HK$19.5	100	Sales of video game software and amusement arcade games	September 1994

Konami Software Shanghai, Inc.	Xi Zang Zhong Road, Shanghai, China	U.S.$2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$3.0	100	Production and sales of gaming machines	November 1996

Konami Gaming (Australia) Pty Ltd.	New South Wales, Australia	A$0.01	100	Production and sales of gaming machines	January 1999

One other company

(1)	These companies are accounted for by the equity method.
(2)	As of April 1, 2005, These companies were merged with Konami.
(3)	At the board meeting held on April 11, 2005, the board of directors of Konami has approved a merger with Konami Traumer, Inc. effective June 1, 2005.
(4)	Konami Computer Entertainment School, Inc. was dissolved as of March 31, 2005, and is subject to completion of liquidation by middle of June 2005.

(5)	As of April 25, 2005, Konami sold all of its holding in TAKARA Co., Ltd. to dissolve capital relation.
(6)	As of April 27, 2005, Konami acquired 54.0% of outstanding shares of HUDSON SOFT CO., LTD. through subscription of third-party allotment and became its parent company.
(7)	Except as indicated in the notes above, there has been no change in respect of our subsidiaries and affiliates since March 31, 2005.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2005 herein refers to the fiscal year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment products, health products and services provider. We publish and distribute video game software for use by customers with home and handheld video game consoles, principally those manufactured by Sony and Nintendo and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, and producing, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of sports clubs in Japan. Furthermore, we produce and market a variety of entertainment and exercise machines and components, including LCD units for pachinko machines, gaming machines and fitness machines. We earn revenues and income and generate cash from sales of these products and services.

Through fiscal 2005, we divided our worldwide operations principally into five business segments for financial reporting purposes: Computer & Video Games, Toy & Hobby, Amusement, Gaming and Health & Fitness. The net revenue of these segments accounted for 36.2%, 15.7%, 14.4%, 4.5% and 30.3%, respectively, of our total net revenues, in fiscal 2005. Our consolidated net revenue for fiscal 2005 was ¥260,691 million.

With the increasing use of the Internet and the enhancement of digital technology, differences among businesses in the digital entertainment industry have been disappearing. The recent emergence of the online game market is further intensifying this trend. In this environment, in order to respond to diversifying customer needs, in April 2005, we merged our three home-use video game software production consolidated subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc., and Konami Online, Inc., which engaged in the planning, production and distribution of mobile and online games and Konami Media Entertainment, Inc., which engaged in the music and publication business with and into Konami. Furthermore, in April 2005, we re-positioned five of our businesses, Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia, as Digital Entertainment Businesses, and set up a framework to maximize the synergies among these businesses. With this new focus, we reorganized our business into three segments: the Digital Entertainment business, Gaming business and Health & Fitness business.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent remain, affected by individual products or a series of products that are hits with consumers such as card game and game software. See “ Factors Affecting Our Results of Operations—Hit Products.” We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, featuring a growing number and variety of products and services. We are also diversifying our revenue sources by expanding our businesses overseas. Our Computer & Video Games and Toy & Hobby segments have been active in the North American and European markets and our Gaming segment has actively developed its operations in the North American market, the biggest gaming market in the world.

The entertainment industry in Japan has been expanding, reflecting an increasing social recognition of the importance of developing intellectual property and the rapid advance of technology.

Within the Japanese entertainment industry, the video game software industry has become increasingly competitive and more hit products-oriented, with the size of the market fluctuating depending on the number of hit products produced and distributed in a given year. The toy industry in Japan faces problems, including a declining birthrate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable incomes due to the sluggish economy and an increase in spending on other entertainment. The toy industry is holding firm, however, without any sharp decline in sales, due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. The amusement arcade industry has been sluggish, reflecting intensifying competition with other entertainment options, but it has recovered recently due primarily to the development of large-size amusement arcades that attract new consumers. Also, with the increasing use of the Internet and the advancement of digital technology, the mobile phone and online game market has been expanding as a new entertainment business.

The Japanese health industry in which our Health & Fitness segment operates has been developing gradually with an increasing demand for health-related services among middle-aged and senior consumers.

As a result of sluggish domestic markets in some of our business segments, we have been aggressively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. For example, in the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER Winning Eleven 8 and Pro Evolution Soccer 4, gained popularity in Japan and Europe and recorded sales of 4.6 million copies worldwide in fiscal 2004 and 5.8 million copies in fiscal 2005. We seek to continue expanding our business by introducing products that were hits in the Japanese market into overseas markets, as well as developing and introducing products that reflect the unique customer preferences and the competitive environment in each market.

Our main business strategies for each segment are as follows:

•	Digital Entertainment Segment

In our Computer & Video Games business, we are striving to strengthen our content lineup and make it attractive to customers not only in Japan, but also worldwide in North America, Europe and Asia, by developing products that respond to the characteristics of each market and integrating the technology and know-how that were previously dispersed in various subsidiaries.

In our Toy & Hobby business, we aim to develop globally and be on the cutting edge with unique innovative products in new markets, utilizing our strength in software, IT and content.

In our Amusement business, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades throughout Japan, by strengthening existing content.

In our Online business, we plan to continually provide “intangible” service, the new value made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, particularly mobile phone online games.

In our Multimedia business, we mainly publish game-related guides and plan, produce, manufacture and distribute game-related music CD’s and DVD’s. We aim to provide products that are unique to Konami and can be appreciated by a wide range of customers in the publication, music and video industries.

•	Gaming segment

In the Gaming segment, we aim to increase our market share in North America with the increased production capacity of a new facility in Nevada and sale of slot machines and casino management systems.

•	Health & Fitness segment

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

Hit Products

Most of our non-fitness related revenues come from sales of entertainment software and devices and are dependent on our ability to anticipate or influence the kinds of games and products that are popular with consumers. Revenues for our Digital Entertainment and Gaming segments are strongly affected by whether individual products or a series of products become “hits” with consumers. A single hit product can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through expansion and extension of the concept or characters from a popular games.

For example, in 2004, Yu-Gi-Oh! card game in the Toy & Hobby segment showed robust performance in North America and Europe, recording sales of approximately ¥40 billion, while in fiscal 2005, sales decreased in those markets to approximately ¥22.5 billion. This decrease was offset, however by strong sales of METAL GEAR SOLID 3 SNAKEEATER, the most recent product from the big hit METAL GEAR SOLID series, as well as a continued increase in sales of the soccer game Winning Eleven in the Computer & Video Games segment.

Previously, our strategy was to develop a large number of titles for various platforms, in order to limit fluctuations in sales. However, due to recent changes in the business environment, such as the spread of online games, and our expansion into overseas markets, we have decided to adopt a new strategy of increasing revenues for each title through streamlining and enhancing the versatility of our content. Accordingly, we are cutting the number of titles through a process of “selection and concentration,” which we expect will provide a more consistent stream of revenues from each hit title. We have also decreased the volatility of our net revenues by entering the sports club business, which we believe will provide a more stable base of revenue.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold from 13 licenses for 26 products in fiscal 1999 to 146 licenses for 228 products in fiscal 2005.

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

Seasonal Fluctuations

Many of our products are in the greatest demand in December and January, particularly at the end and beginning of the year and, to a lesser extent, in August (summer vacation) and in March (spring vacation), in decreasing order. These months correspond to the periods of children’s school holidays, and it is customary in Japan to buy toys as Christmas and New Year presents in December and January. However, our earnings may not necessarily reflect the seasonal patterns of the industry as a whole as a result of increased sales due to the occurrence of various sports events or the release of “hit” titles.

Investments and Acquisitions

We have sought growth and diversification through investments and acquisitions in sectors that promise increased revenue stability and growth. These investments and acquisitions affected the composition of our assets and liabilities and our results of operations, sometimes materially. Among other things, we recognized an increase in the amount of goodwill and intangibles on our consolidated balance sheet in connection with such acquisitions, which we test for impairment at least on an annual basis—see “Critical Accounting Policies— Valuation of Intangible Assets and Goodwill”.

Due to changes in our business environment, we have reviewed our capital relationships with affiliates. As a result, during fiscal 2005 we sold shares we held in Genki Co., Ltd., an affiliated company accounted for by the equity method, and in April 2005, we sold shares we held in TAKARA Co., Ltd., another equity-method affiliate.

In particular, we have conducted the following transactions:

•	Sale of 37.2% of the common stock of Genki Co., Ltd., which we had acquired in fiscal 2002, in March 2005, for which we recognized a gain on sale of ¥563 million in fiscal 2005.

•	Sale of 23.0% of the common stock of TAKARA Co., Ltd., which we had acquired in fiscal 2001 and 2002, in April 2005, for which we expect to realize a gain on sale of ¥6,917 million in the first quarter of fiscal 2006.

•	Consolidation of HUDSON SOFT CO., LTD., which was previously an affiliate accounted for by the equity method after our acquisition of 45.5% of its common stock in fiscal 2002, in April 2005, due to a capital investment of ¥1,434 million whereby we increased our interest to 54.0%.

•	Acquisition of 77.8% of the common stock of Konami Traumer, Inc. in fiscal 2004 and its merger with Konami in June 2005.

•	Acquisition of 34.8% of the common stock of Konami Computer Entertainment Studios, Inc., 36.9% of the common stock of Konami Computer Entertainment Tokyo, Inc. and 37.6% of the common stock of Konami Computer Entertainment Japan, Inc. and the merger of these companies with Konami in April 2005. We expect to recognize substantial goodwill from the acquisition of the minority interests in these companies as a result of these transactions in fiscal 2006.

Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars and Euro, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar and yen-Euro exchange rate. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of shareholders’ equity and accumulated other comprehensive income until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are made in U.S. dollars and Euros. Our sales denominated in U.S. dollars and Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs. Transaction risk remains for products sold in foreign currency to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payable commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 16 to our consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in our business segments are as follows:

Computer & Video Games

Net Revenues.    In our Computer & Video Games business, we produce and sell video game software content for use in home and handheld video game platforms, game content for mobile phones and video game software and content for personal computers and online games. Our video game software is sold mainly in the form of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox and ROM-cartridges and other media for handheld video game platforms such as the Game Boy Advance, Nintendo DS and PlayStation Portable.

In fiscal 2005 net revenues from the Computer & Video Games segment, including intersegment revenues, were ¥94,444 million, accounting for 36.2% of consolidated net revenues. This was derived primarily from strong sales of METAL GEAR SOLID 3 SNAKE EATER in North America, Europe and Japan. In addition, popular soccer titles such as WORLD SOCCER Winning Eleven 8 and WORLD SOCCER Winning Eleven 8 LIVEWARE EVOLUTION (for PlayStation 2) in Japan and Pro Evolution Soccer 4 (for PlayStation 2, Xbox and PCs) in Europe recorded good sales. In North America, our DANCE DANCE REVOLUTION series performed well and sales of series including DANCE DANCE REVOLUTION EXTREME for PlayStation 2 reached approximately 1.4 million copies. In North America and Europe, the Yu-Gi-Oh! Series, including Yu-Gi-Oh! Capsule Monster Coliseum for PlayStation 2 and Yu-Gi-Oh! Destiny Board Traveler for Game Boy Advance, continued to be popular, with overall series sales exceeding 1.5 million in North America and 1.2 million in Europe. As a result, the operating margin for the Computer & Video Games segment, including intersegment sales, for fiscal 2005 was 16.0%.

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

The home video game industry is characterized by rapid technological changes, which have resulted in successive introductions of increasingly advanced game consoles. As a result of the rapid technological shifts, no single game console has achieved long-term dominance in the home video game and computer game market. To respond to these rapid shifts in video game hardware technology, it is necessary for us to continually anticipate game console cycles, time our product pipeline so that we do not publish games for hardware that is no longer popular, and develop software programming tools necessary for emerging hardware systems.

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

Our cost of revenues for video game software also includes the costs of licenses from content licensors. While some of our content licenses include prepaid or guaranteed royalties, most of the royalties we pay are on a sales basis. We amortize the cost of prepaid royalties based on the number the associated products sold. We evaluate the future recoverability of any prepaid royalties and capitalized software development costs on a regular basis based on actual title performance. We expense as part of product development costs those capitalized costs that we deem unrecoverable.

Toy & Hobby

Net Revenues.    In fiscal 2005, net revenues from the Toy & Hobby segment, including intersegment revenues, were ¥41,008 million, accounting for 15.7% of consolidated net revenues. This was derived primarily from sales of our popular Yu-Gi-Oh! card game series in North America, Europe and Japan. The operating margin for the Toy & Hobby segment, including intersegment revenues, for fiscal 2005 was 17.4%.

Net revenues for the Toy & Hobby business are affected principally by our ability to identify and acquire the rights to popular comic book and television characters and apply them to creative games, as well as the population of children, timing of product introductions, competition within the market, product life cycles and general economic trends.

Our Toy & Hobby business generates revenues principally from the sales of card games. Approximately 80% of our Toy & Hobby revenues were derived from sales of the Yu-Gi-Oh! card games in North America, Europe and Japan in fiscal 2005. We believe that sales of card games in these markets are principally affected by the popularity of the content from comic or television cartoon, the timing of product introduction reflecting, for example, the television broadcasting schedule and other competitive products. In the European markets, sales are also affected by the recognition of card games in the toy market, as card games are relatively new in Europe, in contrast with North America, where the card game market is already well established. We have been globally standardizing the cards through events such as the Yu-Gi-Oh! World Championship in order to raise international recognition of and promote the Yu-Gi-Oh! card game.

The toy industry in Japan, where our Toy & Hobby business operates, faces problems including a declining birthrate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable incomes due to the sluggish economy and an increase in spending on other entertainment. However, the toy industry is holding firm without any sharp decline in sales due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. Accordingly, we are diversifying the range of our products for the Japanese market, especially boy’s toy products, in order to balance our business portfolio and improve the attractiveness of our product lineups. For example, we introduced a variety of action figures and other toys for boys using characters appearing in a popular science fiction action hero television program, THE JUSTIRISERS, which were well received by the market. Also, for the first time, we participated in the production of animated contents, a new robot hero animation television program, Get Ride! AMDRIVER, and developed boy’s toy products based on the content at the same time.

Expenses.    Our Toy & Hobby business has been a comparatively high margin segment because the costs of producing some of the goods marketed by the segment are comparatively low. In particular, card games have historically shown a higher margin than other toy products due to their relatively low manufacturing expenses. Costs include raw material costs, manufacturing outsourcing, licensing, research and development and administrative costs. Furthermore, because the Toy & Hobby products are typically based on previously developed intellectual property, research and development costs for the Toy & Hobby business are comparatively low.

Amusement

Net Revenues.    In fiscal 2005, net revenues from the Amusement segment, including intersegment revenues, were ¥37,582 million, accounting for 14.4% of consolidated net revenues. Segment revenues were derived primarily from sales of popular video arcade games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY and token-operated game machines such as WingFantasia and GI-TURFWILD as well as sales of LCD screen software for pachinko machines. The operating margin for the Amusement business, including intersegment revenues, for fiscal 2005 was 28.8%.

Although arcade game sales had been declining since the appearance of advanced interactive entertainment products, such as sophisticated video game consoles and mobile phones which offered competing entertainment options that one could only play in an amusement arcade about twenty years ago, sales of the Japanese amusement arcade industry increased in fiscal 2004 due primarily to an increase in the number of large-scale amusement arcades within multipurpose commercial facilities involving cinema complexes, shopping centers and other commercial facilities that attract customers, especially families and women.

The majority of revenues for the Amusement business are derived from the sales of amusement arcade games and token-operated game machines. In particular, we continued to benefit from the favorable market acceptance of “e-AMUSEMENT” products for amusement arcades, such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with other players in different arcade game locations via an online amusement connection. Revenues for the Amusement business are affected by market acceptance, introduction of hit titles and general economic trends. We have found that we are able to elongate the life cycle of our arcade games and increase our Amusement segment margins by creating new software for our existing arcade games in addition to creating new games.

We derive sustained revenues from our token-operated machines in Japan. We recorded ¥10.9 billion in sales of token-operated machines in fiscal 2005 due primarily to robust sales of WingFantasia and GI series. We believe that we are one of the leading companies in the Japanese token-operated game machine industry. As the arcade operation industry in Japan has been consolidating, with the number of amusement arcades declining and the average size of each arcade increasing, large-size token-operated game machine such as WingFantasia that attract customers and are well suited to large-scale amusement arcades are gaining popularity.

The Amusement business also generates revenues from the sale of software for LCD units in pachinko machines. Revenues from pachinko LCDs are affected by the maturation of the market, consumer preference, regulatory standards, supply-demand balance of liquid crystal display units, competition within the market, product life cycles and general economic trends. In recognition that all software have a finite life cycle, pachinko parlors regularly replace legacy machines experiencing declining pay levels with new machines incorporating enhanced entertainment value and improved player appeal generally every two months to one year. The increase in sales of LCD units in fiscal 2005 was due primarily to an increase in the number of product titles. Starting in fiscal 2006, we will record revenues from pachinko LCDs in the “Other” segment.

Also, the pachinko machine market has been expanding as the number of machines per pachinko parlor has increased, despite a decrease in the number of pachinko parlors. In addition, sales of pachinko machines have been strong after deregulation in July 2004. However, the pachinko industry still remains regulated, restricting rapid development of our operations. All pachinko manufacturers in Japan are required to get approval from The Security Electronics and Communications Technology Association, supervised by National Police Agency, in order to engage in sales activities. The manufacturers of pachinko machines must also register with The Japan Crime Prevention Association. Licensing requirements can delay the development and release of new pachinko machine products. Changes in rules or regulations governing pachinko machines may adversely affect our sales of software for LCD units.

Expenses.    Expenses for our Amusement business are largely related to cost of parts and raw materials, particularly with respect to pachinko LCDs, which are sometimes scarce and priced accordingly, manufacturing costs and research and development expenses. As for amusement arcade games and token-operated games, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software contents for existing machines rather than selling new machines. We are currently working on further improving margins in our Amusement business through the introduction of less expensive Internet-linked amusement arcade games such as “e-AMUSEMENT” and other measures to decrease production costs.

Gaming

Net Revenues.    In fiscal 2005, net revenues from the Gaming segment, including intersegment revenues, were ¥11,643 million, accounting for 4.5% of consolidated net revenues. The main revenue source for the Gaming segment is the sale of video slot machines and software contents in Australia and North America. Revenues for the Gaming segment are affected by the timing of product introductions, timing of regulatory approvals in various markets, ability to penetrate into foreign casino markets, number of casino players, casino gaming regulations in each market, our production capacity, competition within the market, normal product life cycles and general economic trends.

Our sales of casino gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 130 countries and the number of countries authorizing casinos has been increasing each year according to the Tokyo Metropolitan Government, Bureau of Industrial and Labor Affairs. We believe that the estimated worldwide sales (including leasing and others) of casino gaming machines for the year 2005 will be over ¥300 billion and the market will grow continuously.

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, marketed casino gaming machines, including our main product Egyptagon. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have gained a stable position in the Australian market as one of the other main gaming machine sellers and manufacturers. We believe the Australian gaming market is mature and has been leveling off, due in part to regulations limiting the maximum number of gaming machines allowed in each state, so we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market.

In North America, the largest casino gaming machine market in the world, we currently hold licenses to manufacture and sell casino gaming machines in the major states and sell casino gaming machines to the major Native American casinos. We participated in the world’s largest gaming trade show held in Las Vegas in October 2004 with 22 product titles, thereby showing that we improved our lineup of gaming machines both in quantity and quality. Also, by making a presentation of our casino management system, Forcise series, we advertised the expansion of our product field.

In contrast to Australia, we believe demand for casino gaming machines in North America has been increasing. Also, in August 2004, we acquired a license in New Jersey, one of the largest casino markets in North America. If we are able to also receive product approval, we expect to further expand our share in the North America market. In order to meet increasing demand, we have built a new gaming machine facility in Las Vegas which commenced operations in June 2005, which has significantly increased our production capacity compared to the previous production capacity of the old facility..

Expenses.    Expenses in our Gaming segment are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses. In recent years, we have attempted to decrease our cost of revenues for the Gaming segment by acquiring parts and producing our machines in the markets in which they are sold, thereby reducing shipping costs and foreign exchange risks.

Health & Fitness

Net Revenues.    We are the largest sports club operator in Japan according to the Leisure Paper issued by the Japan Productivity Center for Socio-Economic Development. We also design, manufacture and sell fitness-related games and exercise machines. As of March 31, 2005, we operated 205 sports clubs that collectively served approximately 829,000 members. Our Health & Fitness segment had ¥79,105 million in net revenues, including intersegment revenues, in fiscal 2005.

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

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the sports club industry in Japan, we unified our collection of brands, including Eg-zas and People, into a single brand: Konami Sports Club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Furthermore, we launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information. Going forward, we plan to offer an IT health management system that will enable comprehensive management of a person’s health, connecting the three aspects of daily health and lifestyle—the sports club, the home and outside the home.

Also, we focus more on improving the quality of our services than on reducing our prices in order to compete efficiently. For example, we offer value-added services such as spa and massage in our sports clubs for extra charges. Also, we offer events and tours such as Honolulu Marathon tours and ski tours in which our members can participate. As a result of such efforts, the average amount spent per customer increased in fiscal 2005.

Our Health & Fitness segment develops fitness-oriented games and fitness machines for home use by our customers and fitness machines with entertainment quality, principally for our Konami Sports fitness clubs. In fiscal 2005, we completed a full lineup of our fitness machines, such as the “EZ series”, and these machines are now in our Konami Sports fitness clubs. We also have several new machines in various stages of development.

In fiscal 2005, we launched Refreshment bike, a fitness machine for home use with functions designed to generate high concentrations of oxygen and minus ions, Kenshin Keikaku, software that displays and manages exercise data saved on e-walkeylife, a multi-function pedometer, and FLAVANGENOL UP 50 and FLAVANGENOL MSM PLUS, an original supplement.

In fiscal 2004, our fitness-related game and fitness equipment business launched Diet Channel, a fitness game software that enables dieting while enjoying exercising at home.

In fiscal 2003, we released home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses home video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

Expenses.    Operating expenses for our Health & Fitness segment include, for our health and sports club business, leases for facilities, salaries for trainers and other club employees, costs of fitness machines and other equipment, utilities charges, marketing expenses, costs for maintaining the facilities and depreciation. Upon opening a new sports club, we often experience an initial period of club operating losses for the first 12 months, but this period can vary substantially depending on the individual club. Initial membership levels tend not to generate sufficient revenue for the club to generate positive earnings in its first full year of operation and substantially lower margins in its second full year of operations when compared to a mature club. However, because most of our expenses are fixed, operating margins tend to improve with respect to each club as membership increases. Expenses for our fitness-related game and fitness equipment business are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses.

In fiscal 2003, we had substantial additional operating expenses in our Health & Fitness segment because we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation. Under U.S. GAAP, impairment loss is treated as an operating expense. Approximately ¥36,717 million of this impairment related to the write-off of goodwill and the remaining ¥10,882 million related to identifiable intangible assets such as trademarks and franchise contracts. These impairment losses were attributed to the fact that the growth of this segment did not meet our expectations as a result of negative trends in general economic conditions in Japan. In fiscal 2004 and 2005, we did not recognize any impairment losses.

Results of Operations

The table below shows selected items from our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
NET REVENUES:
Product sales revenue	¥178,766	¥196,136	¥183,030	$1,704,349
Service revenue	74,891	77,276	77,661	723,168

Total net revenues	253,657	273,412	260,691	2,427,517

COSTS AND EXPENSES:
Costs of products sold	112,364	115,229	114,547	1,066,645
Costs of services rendered	62,515	63,953	65,816	612,869
Impairment charge for goodwill and other intangible assets	47,599	—	—	—
Selling, general and administrative	53,049	53,517	52,192	486,005

Total costs and expenses	275,527	232,699	232,555	2,165,519

Operating income (loss)	(21,870)	40,713	28,136	261,998

OTHER INCOME (EXPENSES):
Interest income	373	488	518	4,824
Interest expense	(938)	(865)	(971)	(9,042)
Gain on sale of subsidiary shares	904	—	—	—
Gain on sale of shares of an affiliated company	—	—	563	5,243
Other, net	(565)	(229)	(804)	(7,487)

Other income (expenses), net	(226)	(606)	(694)	(6,462)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(22,096)	40,107	27,442	255,536

INCOME TAXES:
Current	14,912	18,686	15,517	144,492
Deferred	(8,726)	(651)	(7,615)	(70,910)

Total	6,186	18,035	7,902	73,582

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(28,282)	22,072	19,540	181,954

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(1,051)	2,220	2,761	25,710
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(1,288)	252	(6,293)	(58,600)

NET INCOME (LOSS)	¥(28,519)	¥20,104	¥10,486	$97,644

Comparison of Fiscal 2005 with Fiscal 2004

Net Revenues

Net revenues decreased ¥12,721 million, or 4.7%, to ¥260,691 million for fiscal 2005, due primarily to a decrease in sales of the Toy & Hobby segment resulting from decreased sales of the Yu-Gi-Oh! card games from ¥49,500 million to ¥32,600 million, which more than offset a total increase in sales of the Computer & Video Games, Amusement and Gaming segments. For additional information regarding the increases and decreases in sales for each segment, see “—Segment Information.”

Cost of Revenues

Cost of revenues, which is the sum of costs of products sold and costs of services rendered, increased ¥1,181 million, or 0.7%, to ¥180,363 million for fiscal 2005 from ¥179,182 million for fiscal 2004, due primarily to a decrease in sales of the low-cost Yu-Gi-Oh! card games, as the increase in revenues from higher-cost products and services and an increase in personnel costs in the Health & Fitness segment more than offset a decrease in cost of the Yu-Gi-Oh! card games.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased ¥1,325 million, or 2.5%, to ¥52,192 million for fiscal 2005 from ¥53,517 million for fiscal 2004, due primarily to a decrease of ¥710 million in advertising expenses.

Operating Income

As a result of the foregoing, our operating income decreased ¥12,577 million to ¥28,136 million for fiscal 2005 from ¥40,713 million for fiscal 2004. As a percentage of net revenues, operating income decreased 4.1% to 10.8% in fiscal 2005 from 14.9% in fiscal 2004.

Other Income (Expenses), net

Other income (expenses), net, increased ¥88 million to ¥694 million for fiscal 2005 from ¥606 million for fiscal 2004, due to an increase in interest expense and increased losses associated with unfavorable currency exchange rates, which more than offset an increase in gain on sale of shares of affiliated companies.

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased ¥12,665 million to ¥27,442 million for fiscal 2005 from ¥40,107 million for fiscal 2004.

Income Taxes

Income taxes decreased by ¥10,133 million to ¥7,902 million for fiscal 2005 from ¥18,035 million for fiscal 2004, due to a decrease in income before income taxes and to a reversal of deferred tax liabilities associated with the tax-free merger of our production subsidiaries back to us, which eliminated the temporary differences created by gains on sale of those subsidiary shares we previously recognized. As a result, the effective tax rate decreased by 16.2% to 28.8% in fiscal 2005 from 45.0% in fiscal 2004.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries increased ¥541 million to ¥2,761 million for fiscal 2005 from ¥2,220 million for fiscal 2004, due primarily to an increase in the net profits of Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc., resulting from favorable sales of game software.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies decreased ¥6,545 million to a loss of ¥6,293 million for the fiscal year ended March 2005 from a profit of ¥252 million for fiscal 2004, due primarily to losses resulting from our interest in TAKARA Co., Ltd. and HUDSON SOFT CO., LTD.

Net Income

As a result of the foregoing, our net income decreased ¥9,618 million to ¥10,486 million for fiscal 2005 from ¥20,104 million for fiscal 2004.

Comparison of Fiscal 2004 with Fiscal 2003

Net Revenues

Net revenues increased ¥19,755 million, or 7.8%, to ¥273,412 million in fiscal 2004 from ¥253,657 million in fiscal 2003 due primarily to increases in the sales of each segment, especially robust sales of the Yu-Gi-Oh! card games in Europe and North America that recorded sales of ¥49,500 million in the Toy & Hobby segment, continuous popularity of soccer game titles and the Yu-Gi-Oh! game titles that recorded worldwide sales of 4.6 million and 5.01 million copies, respectively, in the Computer & Video Games segment, and solid sales of our main casino gaming machines in North America. For additional information regarding the increases in sales for each segment, see “—Segment Information.”

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

Other Income (Expenses), net

Other expenses, net increased ¥380 million to ¥606 million in fiscal 2004 from ¥226 million in fiscal 2003 due primarily to the absence of a gain recognized from sales of subsidiaries’ shares in fiscal 2004 compared to ¥904 million of such gain in fiscal 2003.

Income (Loss) Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies increased ¥62,203 million to ¥40,107 million in fiscal 2004 from ¥(22,096) million in fiscal 2003.

Income Taxes

Income taxes increased by ¥11,849 million, or 191.5%, to ¥18,035 million in fiscal 2004 from ¥6,186 million in fiscal 2003. This increase in income taxes was due to an increase in the income before income taxes reflecting the recognition of an impairment charge for goodwill in 2003. As a result, the effective tax rate increased by 73.0% to 45.0% in fiscal 2004 from (28.0)% in fiscal 2003. The difference between our effective tax rate and the statutory tax rate applicable to us is primarily due to accrual of nondeductible expenses. See Note 12 to the Consolidated Financial Statements for additional information.

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

Effective the second quarter ended September 30, 2003, we combined the results of our other segment with our corporate and eliminations. In accordance with this change, results for the year ended March 31, 2003 have been reclassified to conform to the presentation for the years ended March 31, 2004 and 2005.

The following tables present net revenues, both including and excluding intersegment revenues, operating expenses and operating income (loss) for fiscal 2003, 2004 and 2005, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, including intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥45,887	¥33,105	¥8,215	¥78,437	¥2,122	¥253,657
Intersegment	1,585	61	1,200	—	88	(2,934)	—

Total	87,476	45,948	34,305	8,215	78,525	(812)	253,657
Operating expenses	73,489	29,319	27,035	8,384	127,937	9,363	275,527

Operating income (loss)	¥13,987	¥16,629	¥7,270	¥(169)	¥(49,412)	¥(10,175)	¥(21,870)

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Year Ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,672	¥40,631	¥36,699	¥11,641	¥78,843	¥205	¥260,691
Intersegment	1,772	377	883	2	262	(3,296)	—

Total	94,444	41,008	37,582	11,643	79,105	(3,091)	260,691
Operating expenses	79,376	33,860	26,750	10,201	77,058	5,310	232,555

Operating income (loss)	¥15,068	¥7,148	¥10,832	¥1,442	¥2,047	¥(8,401)	¥28,136

Year Ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$862,948	$378,350	$341,736	$108,399	$734,175	$1,909	$2,427,517
Intersegment	16,501	3,510	8,222	19	2,439	(30,691)	—

Total	879,449	381,860	349,958	108,418	736,614	(28,782)	2,427,517
Operating expenses	739,138	315,299	249,092	94,990	717,553	49,447	2,165,519

Operating income (loss)	$140,311	$66,561	$100,866	$13,428	$19,061	$(78,229)	$261,998

Comparison of Fiscal 2005 with Fiscal 2004

Computer & Video Games

Net revenues of our Computer & Video Games segment, including intersegment revenues, increased ¥1,924 million, or 2.1%, to ¥94,444 million in fiscal 2005 from ¥92,520 million in fiscal 2004 due primarily to strong sales of METAL GEAR SOLID 3 SNAKE EATER, the latest title in our popular video game software series, in North America, Europe and Japan. In addition, we had excellent sales of soccer titles in Japan and Europe, the DANCE DANCE REVOLUTION series in North America and the Yu-Gi-Oh! series in North America and Europe. Soccer titles, including WORLD SOCCER Winning Eleven 8 and WORLD SOCCER Winning Eleven 8 LIVEWARE EVOLUTION for PlayStation 2 in Japan and Pro Evolution Soccer 4 for PlayStation 2, Xbox and PC in Europe, recorded sales of 5.8 million copies worldwide, including Asia and North America. We also sold approximately 1.4 million copies of the DANCE DANCE REVOLUTION series, including DANCE DANCE REVOLUTION EXTREME in North America. We continued to record strong sales of the Yu-Gi-Oh! series, including Yu-Gi-Oh! Capsule Monster Coliseum for PlayStation 2 and Yu-Gi-Oh! Destiny Board Traveler for Game Boy Advance, in North America and Europe, with total sales volume of more than 1.5 million copies in North America and 1.2 million copies in Europe respectively. As a result, sales of our titles increased to 22.1 million copies in fiscal 2005 from 21.6 million in fiscal 2004, while sales of titles from third parties decreased to 2.3 million in fiscal 2005 from 3.1 million in the previous year. In total, our sales decreased 0.3 million to 24.4 million copies in fiscal 2005 from 24.7 million copies in fiscal 2004.

Operating expenses increased ¥2,940 million, or 3.8%, to ¥79,376 million in fiscal 2005 from ¥76,436 million in fiscal 2004. This increase includes a ¥2,122 million increase in cost of revenues and a ¥818 million increase in selling, general and administrative costs, including advertising costs relating to the Yu-Gi-Oh!, as there was an increase in development costs associated with the release of game software with complex content and advanced graphics and we recognized expenses for uncompleted titles whose production was discontinued.

Operating income decreased ¥1,016 million, or 6.3%, to ¥15,068 million in fiscal 2005 from ¥16,084 million in fiscal 2004, reflecting the fact that costs increased more than revenues.

Toy & Hobby

Net revenues of our Toy & Hobby segment, including intersegment revenues, decreased ¥16,460 million, or 28.6%, to ¥41,008 million in fiscal 2005 from ¥57,468 million in fiscal 2004. This decrease was due primarily to a decrease in sales of the Yu-Gi-Oh! card games in North America and Europe from ¥40,000 million in fiscal 2004 to ¥22,500 million in fiscal 2005. This decrease more than offset a slight increase in net revenues from the Yu-Gi-Oh! card games in Asia, including Japan, to ¥10,000 million in fiscal 2005 from ¥9,500 million in fiscal 2004. As a result, worldwide sales of the Yu-Gi-Oh! card games decreased to ¥32,600 million in fiscal 2005 from ¥49,500 million in fiscal 2004. By contrast, we recorded solid sales of THE JUSTIRISERS series, toys using characters appearing in the popular science fiction action hero television program, THE JUSTIRISERS.

Operating expenses decreased ¥4,029 million, or 10.6%, to ¥33,860 million in fiscal 2005 from ¥37,889 million in fiscal 2004, due primarily to a decrease in revenues, which offset a decrease in the percentage of revenues attributable to the relatively low-cost Yu-Gi-Oh! card game.

Operating income decreased ¥12,431 million, or 63.5%, to ¥7,148 million in fiscal 2005 from ¥19,579 million in fiscal 2004, due primarily to a decrease in revenues and a decrease in the percentage of revenues attributable to the Yu-Gi-Oh! card games.

Amusement

Net revenues of our Amusement segment, including intersegment revenues, increased ¥2,155 million, or 6.1%, to ¥37,582 million in fiscal 2005 from ¥35,427 million in fiscal 2004. This increase was due primarily to an increase in sales of pachinko LCD units of ¥1,200 million, or 20.0%, to ¥7,200 million in fiscal 2005 from

¥6,000 million in fiscal 2004, resulting from an increased number of titles. In addition, we recorded ¥18,400 million in sales of arcade game products in fiscal 2005, due primarily to the success of “e-AMUSEMENT” products for amusement arcades such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY and to a solid increase in net revenues of music simulation games such as pop’n music, GuitarFreaks and DrumMania. Net revenues from token-operated machines were almost flat in fiscal 2005 at ¥10.9 billion, compared to ¥11.0 billion in fiscal 2004, due to the introduction of large-sized token-operated machines in large-scale amusement arcades. Revenue sources for the token-operated machine business included WingFantasia a large-sized “penny-falls,” game with a party-like atmosphere, GI-TURFWILD, which has a realistic “right there in the midst of it” feel and Fantasic Fever, popular for its entertaining stage effect.

Operating expenses increased ¥3,120 million, or 13.2%, to ¥26,750 million in fiscal 2005 from ¥23,630 million in fiscal 2004, due to an increase in the rate of cost to sales of 59.1% in fiscal 2005 from 52.8% in fiscal 2004, reflecting increased manufacturing costs of newly released arcade games and component costs of LCD units.

Operating income decreased ¥965 million, or 8.2%, to ¥10,832 million in fiscal 2005 from ¥11,797 million in fiscal 2004, reflecting the fact that costs increased more than revenues.

Gaming

Net revenues of our Gaming segment increased ¥696 million, or 6.4%, to ¥11,643 million in fiscal 2005 from ¥10,947 million in fiscal 2004. This increase was due primarily to an increase in revenues from sales of casino management systems, as our U.S. subsidiary, Konami Gaming Inc. has substantially completed and commenced the marketing of the management systems. Although sales of casino gaming machines by our Australian subsidiary, Konami Australia Pty Ltd, decreased slightly in Australia in fiscal 2005, we managed to maintain net revenues by expanding sales activities into other overseas markets.

Operating expenses decreased ¥54 million, or 0.5%, to ¥10,201 million in fiscal 2005 from ¥10,255 million in fiscal 2004. Operating expenses decreased slightly despite the increase in net revenues, due to an increase in sales of casino management systems. This was primarily due to a decease in the cost of research and development related to casino management systems.

Operating income increased ¥750 million to ¥1,442 million in fiscal 2005 from ¥692 million in fiscal 2004, reflecting the fact that revenues increased and expenses decreased.

Health & Fitness

Net revenues of our Health & Fitness segment, including intersegment revenues, increased ¥206 million, or 0.3%, to ¥79,105 million in fiscal 2005 from ¥78,899 million in fiscal 2004. This increase was due primarily to an increase in revenue per member due to further improvements in the quality of our services and our offering of a wider range of value-added health-related services to our members, and to an increase in net revenues from operation facilities entrusted to others.

Operating expenses increased ¥931 million, or 1.2%, to ¥77,058 million in fiscal 2005 from ¥76,127 million in fiscal 2004, due primarily to an increase in expenses associated with improvements in the quality and safety of our services.

Operating income decreased ¥725 million to ¥2,047 million in fiscal 2005 from ¥2,772 million in fiscal 2004, reflecting the fact that expenses increased more than revenues.

Comparison of Fiscal 2004 with Fiscal 2003

Computer & Video Games

Net revenues of our Computer & Video Games segment, including intersegment revenues, increased ¥5,044 million, or 5.8%, to ¥92,520 million in fiscal 2004 from ¥87,476 million in fiscal 2003 due primarily to an increase in sales of soccer titles in Japan and Europe and favorable sales of the Yu-Gi-Oh! series overseas. Soccer titles, including WORLD SOCCER Winning Eleven 7 and WORLD SOCCER Winning Eleven 7 INTERNATIONAL for PlayStation 2 in Japan and Pro Evolution Soccer 3 for PlayStation 2 in Europe, recorded sale of 4.6 million copies worldwide, including Asia and North America. Also the Yu-Gi-Oh! titles, including Yu-Gi-Oh! The Sacred Cards for Game Boy Advance and The Falsebound Kingdom for Game Cube, recorded total sales of 2.45 million copies in North America. In Europe, the Yu-Gi-Oh! titles, including Yu-Gi-Oh! The Sacred Cards and Yu-Gi-Oh! Worldwide Edition Stairway to the Destined Duel, recorded total sales of 2.24 million copies. Worldwide sales of the Yu-Gi-Oh! titles, including Japan and Asia, amounted to 5.01 million copies. In addition, TEENAGE MUTANT NINJA TURTLES(TMNT) gained popularity as a result of synergy with broadcast of television cartoons mainly in the United States and the title for PlayStation 2, GameCube, Xbox, Game Boy Advance and PC recorded total sales of 1.48 million copies worldwide. As a result, we recorded an increase in sales to 24.7 million copies in fiscal 2004, including 21.6 million copies of our titles and 3.1 million copies of titles from third-party companies, from 23.7 million copies in fiscal 2003, including 21.0 million copies of our titles and 2.7 million copies of titles from third-party companies.

Operating expenses increased ¥2,947 million, or 4.0%, to ¥76,436 million in fiscal 2004 from ¥73,489 million in fiscal 2003. Such increase includes a ¥1,893 million increase in cost of revenues and a ¥1,054 million increase in selling, general and administrative costs including advertising costs relating to the Yu-Gi-Oh! titles.

Operating income increased ¥2,097 million, or 15.0%, to ¥16,084 million in fiscal 2004 from ¥13,987 million in fiscal 2003, reflecting the fact that both revenues and costs increased.

Toy & Hobby

Net revenues of our Toy & Hobby segment, including intersegment revenues, increased ¥11,520 million, or 25.1%, to ¥57,468 million in fiscal 2004 from ¥45,948 million in fiscal 2003. This increase was due primarily to an increase in sales of the Yu-Gi-Oh! card games in Europe to ¥14,000 million from ¥500 million in the previous year. We commenced sales of the Yu-Gi-Oh! card game in the U.K. in December 2002, in France in March 2003 and in Germany, Italy and other European countries during fiscal 2004. Sales of the Yu-Gi-Oh! card game in Europe increased substantially from the beginning of fiscal 2004 until the Christmas season, reflecting the popularity of the Yu-Gi-Oh! cartoon broadcasted on television and the Yu-Gi-Oh! game software. We also recorded ¥26,000 million and ¥9,500 million sales of the Yu-Gi-Oh! card game in North America and in Asia including Japan, respectively. As a result, worldwide sales of the Yu-Gi-Oh! card game increased to ¥49,500 million in fiscal 2004 from ¥38,000 million in fiscal 2003. We also recorded solid sales of THE GRANSAZERS series, toys using characters appearing in the popular science fiction action hero television program, THE GRANSAZERSs.

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

Amusement

Net revenues of our Amusement segment, including intersegment revenues, increased ¥1,122 million, or 3.3%, to ¥35,427 million in fiscal 2004 from ¥34,305 million in fiscal 2003. This increase was due primarily to the increase in sales of token-operated games to ¥11,000 million in fiscal 2004 from ¥7,400 million in fiscal 2003, resulting from the introduction of our new large-sized token-operated machines in a timely manner that are suitable for large-scale amusement arcades that attract customers. Sales of token-operated games include GI-WINNING SIRE and GI-TURFWILD, which have a realistic “right there in the midst of it” feel, and Fantasic

Fever and FORTUNEORB, large-sized “penny-falls”, games popular for their entertaining stage effects. Also, sales of video game products were ¥18,400 million in fiscal 2004 due primarily to the favorable market acceptance of “e-AMUSEMENT” products for amusement arcades such as the MAH-JONG FIGHT CLUB series and the expansion of the line-up of music simulation games such as pop’n music, GuitarFreaks and DrumMania and gun shooting games such as the WARTRAN TROOPERS. On the other hand, sales of pachinko LCD units decreased to ¥6,000 million in fiscal 2004 from ¥7,200 million in fiscal 2003, resulting from our inability to introduce new products meeting rapidly changing market needs in a timely manner.

Operating expenses decreased ¥3,405 million, or 12.6%, to ¥23,630 million in fiscal 2004 from ¥27,035 million in fiscal 2003, reflecting the fact that the rate of cost for amusement arcade games decreased from 63.6% in fiscal 2003 to 52.8% in fiscal 2004 due to an increase in production which lowered unit costs.

Operating income increased ¥4,527 million, or 62.3%, to ¥11,797 million in fiscal 2004 from ¥7,270 million in fiscal 2003, reflecting higher net revenues and lower operating expenses.

Gaming

Net revenues of our Gaming segment increased ¥2,732 million, or 33.3%, to ¥10,947 million in fiscal 2004 from ¥8,215 million in fiscal 2003. This increase was due primarily to an increase in revenues from sales of casino gaming machines by our U.S. subsidiary, Konami Gaming, Inc. with robust sales of our main products, Mariachi Madness and Solstice Gold. Although sales of casino gaming machines through our Australian subsidiary, Konami Australia Pty Ltd decreased slightly in fiscal 2004, sales were maintained with our main product Egyptagon, while the Australian market has been leveling off.

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

Operating income was ¥2,772 million in fiscal 2004, an increase of ¥52,184 million from an operating loss of ¥49,412 million in fiscal 2003.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires our management to make assumptions and estimates about expected future cash flows and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. We consider some of our significant accounting policies to be critical to our reported results because they require our management to make complex judgments in making assumptions and estimates about the effects of matters that are inherently uncertain and therefore subject to change. Changes in such assumptions and estimates could have a material effect on the amounts reported in our financial statements. We believe that among our significant accounting policies, the following policies may involve a higher degree of judgment or complexity.

Valuation of Intangible Assets and Goodwill

Under the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” we are required to perform an annual impairment test of our indefinite-lived intangible assets and goodwill. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in the stock price of the acquired entity for a sustained period; and

•	significant decline in the market capitalization of the acquired entity relative to its net book value.

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

We engage an independent appraiser to assist us in our determination of the fair values of our reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis include: (i) expected future revenue growth rates, profit margins and working capital levels of the reporting units; (ii) a discount rate; and (iii) a terminal value multiple. The revenue growth rates, profit margins and working capital levels of the reporting units are based on our expectation of future results. In evaluating the recoverability of other intangible assets which are allocated to the reporting units, we primarily utilize a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations. Such determination of fair value requires significant estimates and assumptions by us, as the calculation is dependent on the projected future net cash flows which are affected by economic conditions related to the industries in which we operate. A decline in the estimated fair value could result in an impairment charge to goodwill and other intangible assets, which could have a material adverse impact on our financial condition and results of operations.

In fiscal 2003, after reviewing the third-party appraiser’s findings, we determined that the fair value of our Health & Fitness segment was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the segment, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss for fiscal 2003. These impairment losses were attributed to the segment’s failure to meet previous growth expectations as a result of a significant slow-down in the growth rate of the industry in which it operated as well as negative trends in general economic conditions in Japan.

In fiscal 2004 and 2005, after reviewing the independent appraiser’s findings based on an assessment, using the same methodologies, we concluded there was no impairment in the carrying value of our goodwill and other intangible assets with an indefinite life.

Software Development

We believe that our accounting policies for software development are critical for our financial statements as our decisions as to technological feasibility affect the timing of our recognition of the costs associated with development of our game software products. We utilize our internal development teams to develop our software. We account for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable against future revenues. We expense software development costs incurred prior to technological feasibility to research and development. We evaluate the technological feasibility of our software in development on a product-by-product basis, based on our historical experience, whether the software is closely related to previously marketed software or uses existing technology, and other factors. For products where proven game engine technology exists, technological feasibility may occur early in the development cycle.

Revenue Recognition

We believe that our accounting policies for revenue recognition are critical for our financial statements because net income is directly affected by the timing of revenue recognition. We derive revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components; (ii) membership fee revenue from health and fitness club members; and (iii) sales and subscription fee revenue from mobile game contents.

Our revenue recognition criteria are as follows:

Persuasive Evidence of an Arrangement.

For our product sales, it is our customary practice to have a written contract, which is signed by both the customer and us, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For our health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides an advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

For mobile game contents, we enter into distribution agreements with mobile phone carriers for the sale or subscription of mobile game contents by the carriers to their subscribers. We recognize as revenues the amount the mobile phone carrier pays to us upon the sale of our game contents, net of any service or other fees earned and deducted by the carrier.

Delivery Has Occurred.

Our packaged game software and other products are physically delivered to our customers, with standard transfer terms. Also, our game machines and related equipment are physically delivered to our customers as a fully-assembled, ready to be installed unit. Our arrangements generally include acceptance clauses. We recognize revenue from our product sales upon delivery and acceptance which is the timing the rights and risks are transferred to a customer. Generally, we do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances we may allow returns or provide price protection, for which we estimate the related allowances based upon our management’s evaluation of our historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

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

Revenuess from mobile game contents are derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to us. The carriers generally report the final sales data to us within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, we estimate our revenues based on available sales data, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

The Price is Fixed or Determinable.

The price our customers pay for our products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Our membership fee for sports clubs is fixed at the time of admission of the member. Also, monthly subscription fees for mobile game contents are based on a fixed rate per end customer subscriber.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our sports clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance. In addition, for mobile game contents, the collectibility of subscription fees is assured by the distribution agreements with the mobile phone carriers.

Accounting Developments

In November 2004, the FASB issued SFAS No.151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-transportation charge be recognized as current period charges regardless of whether they meet the criterion of so abnormal as stated in Accounting Research Bulletins (“ARB”) No. 43. In addition, SFAS No.151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Konami is required to adopt SFAS No.151 for fiscal years beginning after June 15, 2005. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued a revision to SFAS No.123, “Accounting for Stock-based Compensation” (“SFAS No.123R”). SFAS No.123R focuses on the accounting for a share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No.25, “Accounting for Stock Issued to Employees”, and generally would require instead that such transactions be accounted for using a fair-value-based method. Konami will be required to adopt SFAS No.123R at the beginning of the first annual period beginning after June 15, 2005. Konami is currently evaluating the potential impact of adoption of SFAS No.123R on its financial position and results of operations and has not yet determined the impact of adopting this statement.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No.29”. SFAS No.153 focuses on the measurement of exchanges nonmonetary assets and redefines the scope of transaction that should be measured based on the fair value of the assets exchanged. Konami will be required to adopt SFAS No.153 for fiscal years beginning after June 15, 2005. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

Capital Expenditures

Our capital expenditures amounted to ¥17,919million, ¥11,562 million and ¥18,654 million on an accrual basis during fiscal 2003, 2004 and 2005, respectively. During fiscal 2003, our capital expenditures consisted mainly of the acquisition of Konami Super Campus for ¥3,010 million and funds for the opening and repair of sports clubs in the amount of ¥4,638 million. During fiscal 2004, our capital expenditures consisted mainly of funds for the opening and repair of sports clubs in the amount of ¥2,073 million and the development of in-house software in the amount of ¥1,239 million. During fiscal 2005, our capital expenditures consisted mainly of acquisition of computer software in the amount of ¥8,365 million. We expect our capital expenditures for fiscal 2006 to be approximately ¥15,000 million on an accrual basis, which will relate to purchases and leases of computers, other product development equipment and the opening and repair of sports clubs.

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

Our principal needs for cash for fiscal 2006 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2003, 2004 and 2005:

	Fiscal year ended March 31,
	2003	2004	2005	2005
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥27,711	¥34,326	¥27,760	$258,497
Net cash used in investing activities	(12,242)	(7,001)	(14,343)	(133,560)
Net cash used in by financing activities	(16,443)	(14,141)	(11,670)	(108,669)

	(974)	13,184	1,747	16,268
Effect of exchange rate changes on cash and cash equivalents	466	(979)	951	8,856

Net increase (decrease) in cash and cash equivalents	(508)	12,205	2,698	25,124
Cash and cash equivalents at beginning of year	75,188	74,680	86,885	809,060

Cash and cash equivalents at end of year	¥74,680	¥86,885	¥89,583	$834,184

Comparison of Fiscal 2005 with Fiscal 2004

Net cash provided by operating activities decreased ¥6,566 million, or 19.1%, to ¥27,760 million in fiscal 2005 from ¥34,326 million in fiscal 2004. This decrease was due primarily to a decrease in net income to ¥10,486 million in fiscal 2005 from ¥20,104 million in fiscal 2004. While we recorded strong results overall with favorable sales of soccer titles and the release of a new title in the METAL GEAR SOLID series in the Computer & Video Games segment, we had even stronger sales, especially of the Yu-Gi-Oh! card games in North America and Europe, in fiscal 2004.

Net cash used in investing activities increased ¥7,342 million, or 104.9%, to ¥14,343 million in fiscal 2005 from ¥7,001 million in fiscal 2004. This was due primarily to an increase in capital expenditures of ¥7,030 million to ¥15,818 million in fiscal 2005 from ¥8,788 million in fiscal 2004, mostly reflecting an increase in the acquisition of computer software from ¥1,826 million in fiscal 2004 to ¥8,365 million in fiscal 2005.

Net cash used in financing activities decreased ¥2,471 million to ¥11,670 million in fiscal 2005 from ¥14,141 million in fiscal 2004. This was due primarily to a ¥1,007 million decrease in dividend payments, to ¥7,963 million in fiscal 2005 from ¥8,970 million in fiscal 2004, and a net increase in short-term and long-term borrowings from banks from ¥611 million in fiscal 2004 to ¥6,001 million in fiscal 2005. Net proceeds from bank borrowings during fiscal 2005 were used mainly for acquisition of treasury stock by Konami and our subsidiaries in the amount of ¥6,198 million, as compared to ¥2,456 million in fiscal 2004.

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

Net cash used in investing activities decreased ¥5,241 million, or 42.8%, to ¥7,001 million in fiscal 2004 from ¥12,242 million in fiscal 2003 due primarily to a decrease in capital expenditures on a cash basis from ¥15,357 million in fiscal 2003 to ¥8,788 million in fiscal 2004, most of which reflected a decline in costs for acquisition of tangible fixed assets from ¥13,015 million in fiscal 2003 to ¥6,962 million in fiscal 2004, as well as to an increase in proceeds from sales of investments in marketable securities to ¥1,596 million in fiscal 2004 from 241 million in fiscal 2003.

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

Long and Short-term Debt

Our debt includes both long-term debt and short-term borrowings. Our borrowing requirements have not been seasonal. Short-term borrowings consisted entirely of unsecured bank loans totaling ¥2,585 million as of March 31, 2004 and ¥8,582 million as of March 31, 2005. As of March 31, 2005, the non-current portion of our long-term debt consisted mainly of ¥60,000 million of unsecured bonds described in the following paragraphs. It also included ¥4,912 million of unsecured loans from banks, of which ¥317 million is the current portion. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2005, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our long-term debt and short-term borrowings ranged from 0.56% to 2.462% during fiscal 2005. We plan to refinance repayment of our debt and borrowings due in one to three years by a combination of all or some of the following funding sources: available cash reserves; cash provided by our operations; borrowings from banks or other financial institutions; and issuance of debt securities. We have earmarked a part of our substantial cash on hand, which was ¥89,583 million as of March 31, 2005, for the repayment of ¥15,000 million of unsecured bonds due in September 2005.

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

We established a commercial paper program worth ¥10,000 million in fiscal 1996, for which there was no outstanding balance at March 31, 2005. Financing under the commercial paper program is available upon the satisfaction of certain procedural requirements which we believe may take us a few weeks to complete.

Konami had unused committed lines of credit available for immediate borrowings amounting to ¥12,000 million ($111,742 thousand) with certain financial institutions at March 31, 2004. Konami terminated these lines of credit on March 30, 2005. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2003, 2004 and 2005 amounted to ¥18 million, ¥18 million and ¥18 million ($168 thousand), respectively.

In connection with our purchases of certain products for distribution in North America and Europe, including Game Boy cartridges and GameCube discs, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2005, we had outstanding letters of credit in the amount of ¥51,274,920, €120,632.68 and $20,400.

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 16 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. Our Finance Department executes and controls those contracts. Each contract and its results are to be periodically reported to an officer in charge of the department and the CFO.

We do not designate any derivative financial instruments as hedges and, as a result, they are to be recognized as either assets or liabilities at fair value and the corresponding gains and losses are to be recognized in earnings in the period of change.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing amusement arcade games, video game software, gaming machines and toy & hobby products. Research and development expenses are charged to income as incurred. On a consolidated basis, we spent ¥855 million, ¥1,382 million and ¥1,813 million on research and development for fiscal 2003, 2004 and 2005, respectively.

D.    Trend Information.

While our results of operations for fiscal 2006 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2006 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2006 due to stable revenues generated by regular titles in each segment. We base our expectations on the following assumptions:

Our fiscal 2006 business plans are formulated on the basis of the following assumptions:

•	In the Computer & Video Games business, although the Winning Eleven series, which sold 5.8 million copies in fiscal 2005, is expected to continue in popularity in fiscal 2006, we expect sales volume and net revenues as a whole to decrease as a result of our “selection and concentration policy” whereby we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues.

•	We expect a decrease in net revenues from our Toy & Hobby business, reflecting an expected decrease in sales of the Yu-Gi-Oh! card games compared to fiscal 2005.

•	We expect net revenues of our Amusement business to be about the same level as fiscal 2005, as a result of stable sales from our standard series products and releases of “e-AMUSEMENT” products.

•	We expect a significant increase in net revenues in the Online gaming business during and after fiscal 2006, reflecting a growth of home online gaming and revenues from HUDSON SOFT CO., LTD., a newly consolidated subsidiary.

•	We expect an increase in net revenues in the Multimedia business as a result of closer collaboration with other segments.

•	We expect an increase in net revenues by our Gaming segment reflecting anticipated gains in sales of casino gaming machines in North America. In addition, our operating margin is expected to improve as a result of the introduction of profitable casino management systems in the North American market.

•	We expect an increase in sales by our Health & Fitness segment in fiscal 2006, thanks to continuing factors from fiscal 2005, such as improved average spending per member, a higher retention rate of existing members and the establishment of new sports clubs, as well as to the release of new health-related products such as home fitness equipment.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2005:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Short-Term Debt	¥8,582	¥8,582	—	—	—
Long-Term Debt	64,912	15,317	¥43,206	¥6,185	¥204
Capital Lease Obligations	4,747	1,480	2,484	783	0
Operating Leases	38,953	2,717	4,947	4,603	26,686
Purchase Obligations	2,821	2,821	—	—	—

Total	¥120,015	¥30,917	¥50,637	¥11,571	¥26,890

Licenses.    We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2005 is ¥301 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors including the executive officers and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2005 (1)		Percentage of holding of Konami shares outstanding as of March 31, 2005
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board and Chief Executive Officer	November 12, 1940	June 2006	March 1974	34,026,856 (200,000	(2) )	28.48%
Kagehiko Kozuki	Representative Director, Vice Chairman	March 7, 1944	June 2006	May 1984	27,543 (50,000)		*
Noriaki Yamaguchi	Representative Director and Chief Financial Officer	January 26, 1944	June 2006	June 1994	14,372 (50,000)		*
Kimihiko Higashio	Director	September 24, 1959	June 2006	June 2005	1,766 (20,000)		*
Tomokazu Godai	Outside Director	October 6, 1939	June 2006	May 1992	7,408 (10,000)		*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2006	June 2001	6,749 (10,000)		*
Tsutomu Takeda	Director	May 13, 1937	June 2006	June 2003	20,800 (0)		*
Akira Gemma	Outside Director	August 1, 1934	June 2006	June 2004	7,300 (0)		*

Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2009	June 1999	1,166 (0)		*
Tetsuro Yamamoto	Standing Corporate Auditor	December 23, 1948	June 2007	June 2000	690 (0)		*
Minoru Nagaoka	Corporate Auditor	May 16, 1924	June 2007	June 2000	1,929 (0)		*
Masataka Imaizumi	Corporate Auditor	March 3, 1926	June 2007	June 2000	1,929 (0)		*

Corporate Officers:
Kazumi Kitaue	Executive Corporate Officer	February 20, 1957	—	April 2005	30,939 (50,000)		*
Fumiaki Tanaka	Executive Corporate Officer	March 10, 1961	—	June 2000	39,437 (50,000)		*
Akihiko Nagata	Executive Corporate Officer	January 19, 1959	—	June 2000	45,712 (50,000)		*
Shigeo Niwa	Corporate Officer	September 20, 1948	—	January 2003	233 (7,500)		*
Naoyuki Notsu	Corporate Officer	November 18, 1955	—	May 2004	747 (3,300)		*
Michihiro Ishizuka	Corporate Officer	April 21, 1959	—	April 2005	100 (0)		*
Motoyuki Yoshioka	Corporate Officer	July 8, 1956	—	April 2005	0 (0)		*
Kuniaki Kinoshita	Corporate Officer	August 6, 1957	—	April 2005	13,100 (0)		*
Akira Tamai	Corporate Officer	October 14, 1963	—	April 2005	713 (7,300)		*
Hideo Kojima	Corporate Officer	August 24, 1963	—	April 2005	0 (0)		*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.
(2)	Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Foundation For Sports, Athletes and Higher Education (13,392,400 shares), Kozuki Capital Corporation (7,000,096 shares) and the Director Stock Purchase Association in addition to those owned of record by Mr. Kozuki.
(3)	All of our Directors are Japanese nationals and, except for Mr. Tomokazu Godai, Mr. Hiroyuki Mizuno, Mr. Tsutomu Takeda and Mr. Akira Gemma, are engaged in our business on a full-time basis. The business address of our Directors is 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan.
(4)	The list of corporate officers does not include those persons who also serve as director.
(5)	Asterisks indicates ownership of less than one percent.

Kagemasa Kozuki became our Representative Director and President in 1974 and Representative Director and Chairman in 1987. He has also served as Chief Executive Officer since 1994. He established Konami in 1973.

Kagehiko Kozuki has served as our Vice Chairman since 1997. He has also served as Director since 1984 and as Representative Director since 1998. He has also served as Representative Director and Chairman of Konami Marketing Japan, Inc. since 2003. He joined Konami in 1983.

Noriaki Yamaguchi has served as our Representative Director, Vice President and Chief Financial Officer since 2003. He joined Konami in 1994.

Kimihiko Higashio has served as our Director since 2005 and also as Corporate Officer since 2000 and General Manager of the Human Resources Division since 2003. He joined Konami in 1997.

Tomokazu Godai has served as our Director since 1992. He has also served as Representative Director and President of Maya Tec Co., Ltd. since 1975 and as Representative Director and President of Santetsu Giken Co., Ltd. since 1999.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Director of Research Institute of Kochi University of Technology since 2003.

Tsutomu Takeda has served as our Director since 2003. He has also served as Representative Director and Chairman of Konami Sports Corporation since 2004. He was Representative Director and President of Asatsu D.K. Co., Ltd. until 2000.

Akira Gemma has served as our Director since 2004. He has also served as Senior Corporate Adviser of SHISEIDO Co., Ltd. since 2003.

Noboru Onuma has served as our Standing Corporate Auditor since 1999.

Tetsuro Yamamoto has served as our Standing Corporate Auditor since 2000.

Minoru Nagaoka has served as our Corporate Auditor since 2000. He has also served as Director of the Capital Markets Research Institute since 1999.

Masataka Imaizumi has served as our Corporate Auditor since 2000. He has also served as Chairman of the Police Associations since 2004.

Kazumi Kitaue was in charge of the Computer & Video Games Division until 2005 and has served as Executive Corporate Officer since 2005. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Fumiaki Tanaka was in charge of the Amusement Division until 2005 and has served as Executive Corporate Officer since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Akihiko Nagata was in charge of the Toy & Hobby Division until 2005 and has served as Executive Corporate Officer since 2000. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Shigeo Niwa has served as our Corporate Officer and General Manager of the Intellectual Property Division since 2003. He joined Konami in 2000.

Naoyuki Notsu has served as our Corporate Officer and General Manager of the Administration Division since 2004. He joined Konami in 2000.

Michihiro Ishizuka joined Konami in 1995. He has served as Representative Director and President of Konami Computer Entertainment Tokyo, Inc. from 1999 to 2005. He served as our Corporate Officer in charge of the Computer & Video Games Division since 2005.

Motoyuki Yoshioka joined Konami in 1994. He joined Konami Computer Entertainment Japan, Inc. in 1996 and served as Representative Director and President from 1999 to 2005. He has served as our Corporate Officer since 2005.

Kuniaki Kinoshita joined Konami in 1981. He served as Representative Director and President of Konami Computer Entertainment Studios, Inc. from 1995 to 2005. He has served as our Corporate Officer in charge of the Multimedia Division since 2005.

Akira Tamai has served as our Corporate Officer since 2005 and General Manager of Finance Division since 2004. He joined Konami in 1999.

Hideo Kojima joined Konami in 1986. He joined Konami Computer Entertainment Osaka, Inc. in 1995. He served as Director and Vice President of Konami Computer Entertainment Japan, Inc. from 1998 to 2004. He has served as our Corporate Officer since 2005.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 12 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more Representative Directors, who have the authority individually to represent us in all matters. From among its members, our board of directors also elects a Chief Executive Officer and other executive officers.

Our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least half must be persons who have not been any of the Director, executive officer (shikko-yakuin), manager or employee of our company or any of our subsidiaries preceding the date on which such person assumes the office of Corporate Auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Commercial Code of Japan and related law, the Corporate Auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties of examining the financial statements to be submitted by our board of directors to the general meetings of shareholders and reporting thereon to the board of corporate auditors and the Directors. Examination by independent public accountants of our financial statements is also required for the purposes of the securities reports which companies listed on Japanese stock exchanges must file with the Director of the relevant Local Finance Bureau and which are open to public inspection. KPMG AZSA & Co. currently acts as our Independent Registered Public Accounting Firm.

B.    Compensation.

The aggregate compensation, including bonuses and other benefits in kind, we paid to our Directors (who include the executive officers) and Corporate Auditors during fiscal 2005 was ¥1,296 million and ¥60 million, respectively.

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our Directors, Corporate Auditors and Executive Officers is set forth in Items 6.A and 6.B of this annual report.

We have paid, and may pay again in the future, severance benefits to our Directors with the approval of our shareholders, pursuant to our internal rules concerning Directors’ retirement. For example, in June 2005, we provided severance benefits to one of our Directors upon the termination of the Director’s employment with us, pursuant to a resolution of our shareholders.

D.    Employees.

We employed 4,547 persons on a full-time basis and 6,735 persons on a part-time basis as of March 31, 2005. One of our subsidiaries, Konami Sports Corporation, has a labor union to which 840 employees belonged as of March 31, 2005. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2003	2004	2005
Computer & Video Games	1,461	1,450	1,355
Toy & Hobby	164	215	223
Amusement	601	539	603
Gaming	286	317	329
Health & Fitness	1,345	1,336	1,437
Other	163	151	101
General Administrative (1)	293	385	499

Total	4,313	4,393	4,547

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2003	2004	2005
Japan	3,714	3,766	3,865
North America	236	281	323
Asia (other than Japan)	151	130	146
Europe	89	84	80
Australia	123	132	133

Total	4,313	4,393	4,547

The retirement age for our employees (excluding contract workers), other than Directors and Corporate Auditors, is 60. Employees are generally entitled to receive upon retirement or earlier termination of employment a lump sum payment and/or pension based upon their years of service, their basic pay at the time of termination of employment and certain other factors.

From August 1998, we began offering a fixed compensation system that eliminated separate retirement benefits to our management and this plan is currently offered to most of our employees.

Many of our employees receive compensation on the basis of fixed annual salaries. In addition, we have in place a performance-linked incentive system for employees. Salaries of the employees are decided by our committee responsible for rewards upon evaluations by the person in charge of the employees’ respective businesses and divisions based on our results, the relevant division, the relevant section, as well as the individual’s own efforts and contribution. Also, employees and directors may receive additional compensation for the development of a patent that makes a significant contribution to our business. In addition, employees involved in production of our products receive rewards based on the contributions of their production teams to our financial results.

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

On June 23, 2005, the shareholders approved the Company’s Board of Directors resolution on May 10, 2005 for approval of the eight plans of stock subscription rights to directors and employees of the Company and its subsidiaries. Those stock subscription rights plans are intended to enable the grant of stock options and the total maximum number of shares issuable under the plans is 412,900 shares of common stock of the Company. The exercise periods range from four to 24 months and through June 30, 2008, and exercise prices range from ¥1,670 to ¥2,857.

On June 23, 2005, the shareholders also approved the Company’s Board of Directors resolution on May 19, 2005 for approval of another plan of stock subscription rights to directors and employees of the Company and its subsidiaries. The stock subscription rights are intended to enable the grant of stock options, and the maximum number of shares issuable under the plan is 1,150,000 shares of common stock of the Company. The exercise period is from July 1, 2007 to June 30, 2009. The exercise price will be equal to 1.20 times the daily average closing price on the Tokyo Stock Exchange for the month prior to the grant date.

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. We provide a 5% subsidy on top of any funds contributed to the plan by employees, other than officers. In addition, we provide a further 5% subsidy on top of any funds contributed to the plan by employees who participated before March 31, 2001 and a further 10% subsidy on top of any funds contributed by employees who we recognize as making high contribution to the Company. As of March 31, 2005, the Employee Stock Purchase Association held a total of 410,356 shares of our common stock and the Director Stock Purchase Association held a total of 59,427 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2005, 119,481,411 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2005 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2005
Kagemasa Kozuki (1)	34,026,856	28.48%
Kozuki Holding B.V. (2)	13,530,000	11.32
Kozuki Foundation For Sports, Athletes and Higher Education (2)	13,392,400	11.21
Kozuki Capital Corporation (2)	7,000,096	5.86

(1)	Mr. Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Foundation For Sports, Athletes and Higher Education (13,392,400 shares), Kozuki Capital Corporation (7,000,096 shares), and the Director Stock Purchase Association (21,904 shares) in addition to those owned of record by Mr. Kozuki (70,856 shares).
(2)	As explained in note (1) above, Mr. Kagemasa Kozuki is also a beneficial owner of these shares.

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2005 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Total Outstanding Shares
Japanese financial institutions	85	31,673,930	26.51%
Japanese securities companies	58	3,502,663	2.93
Other Japanese corporations	355	21,397,496	17.91
Foreign corporations and individuals	294	39,319,630	32.91
Japanese individuals and others	50,029	23,587,692	19.74

Total	50,821	119,481,411	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2005, there were 119,481,411 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2005, 176,100 shares of our common stock were held in the form of ADRs and there were 10 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2005, there were 50,821 holders of common stock of record worldwide, including 51 shareholders of record with addresses in the United States who held 3,631,091 shares, representing approximately 3.04% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Konami.

B.    Related Party Transactions.

On February 1, 2000, we provided a loan in the amount of ¥120 million to one of our Executive Officers. As of March 31, 2005, approximately ¥14.9 million remained outstanding at an interest rate of 2.375% per annum. On April 26, 2005, the loan was repaid in its entirety.

During fiscal 2005, Konami Corporation of America, a consolidated subsidiary, acquired 100,000 shares of Konami Computer Entertainment Hawaii, Inc. for ¥129 million ($1,201 thousand) from Takuya Kozuki, a director of Konami Corporation of America and an immediate family member of a member of our senior management team and major shareholders of Konami. The transaction price was determined based on the third party appraisal.

During fiscal 2005, Konami Real Estate, Inc., a consolidated subsidiary, transferred certain fixed assets to Kozuki Capital Corporation at ¥162 million ($1,509 thousand). Kozuki Capital Corporation is a company owned by a member of our senior management and immediate family members and operates in the business of securities, investments and real estates. The transaction price was determined based on fair market value.

Konami Real Estate, Inc. paid a rent of ¥4 million ($37 thousand) and a lease deposit of ¥4 million ($37 thousand) to Kozuki Capital Corporation in accordance with rent agreements entered into in December 2004 for the lease of certain office spaces.

We have entered into various arms-length sales and purchase arrangements with our affiliates in our ordinary course of business during fiscal 2005.

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

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2005, the date of our last audited financial statements.

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

	Price per Share of Konami Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Konami Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
2001	9,970	4,470	465,911	1,732.45	1,161.97	20,833.21	11,819.70
2002	6,730	2,360	514,736	1,440.97	922.51	14,529.41	9,420.85
2003	3,480	1,735	512,093	1,139.43	770.62	11,979.85	7,862.43
2004	4,250	1,500	710,094	1,179.23	773.1	11,770.65	7,607.88
2004:
First quarter	2,215	1,535	528,787	904.32	773.10	9,137.14	7,607.88
Second quarter	3,570	2,125	940,668	1,075.73	915.91	11,033.32	9,265.56
Third quarter	3,980	2,720	710,197	1,105.59	953.19	11,161.71	9,614.60
Fourth quarter	3,200	2,620	659,107	1,179.23	1,022.61	11,770.65	10,365.40
2005:
First quarter	3,140	2,310	712,115	1,217.87	1,053.77	12,163.89	10,505.05
Second quarter	2,820	2,315	549,037	1,188.42	1,084.64	11,896.01	10,687.81
Third quarter	2,600	2,165	600,677	1,149.63	1,073.20	11,488.76	10,659.15
Fourth quarter	2,475	2,245	560,848	1,203.26	1,132.18	11,966.69	11,238.37

Calendar Period
2005:
January	2,410	2,250	517,216	1,157.30	1,132.18	11,539.99	11,238.37
February	2,385	2,245	471,584	1,177.41	1,145.51	11,740.60	11,360.40
March	2,475	2,305	675,623	1,203.26	1,169.11	11,966.69	11,565.88
April	2,415	2,195	728,385	1,201.30	1,109.49	11,874.75	10,938.44
May	2,310	2,115	513,573	1,152.48	1,109.19	11,276.59	10,825.39
June	2,345	2,130	612,650	1,177.20	1,138.75	11,584.01	11,160.88

On July 8, 2005, the reported closing price of our shares on the Tokyo Stock Exchange was ¥2,420 per share, the closing Nikkei Stock Average was ¥11,565.99 and the closing TOPIX was 1,177.61.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 8, 2005, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $21.50 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
	High ($)	Low ($)
Fiscal Period
2005:
Third quarter	$23.80	$20.50	2,950
Fourth quarter	23.91	21.80	710
2006:
First quarter	22.60	17.00	820

Calendar Period:
2005:
January	$23.40	$21.90	1,050
February	22.70	21.80	640
March	23.91	22.10	470
April	22.60	17.00	620
May	22.33	19.77	1030
June	21.37	19.86	810

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

B.    Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Our corporate purposes, as specified in Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, are to engage in:

(1)	Research, development, manufacture and distribution of software and hardware relating to electric appliances and electronic components;

(2)	Planning, production, manufacture, lease and distribution of software (disc, tape and film, etc.) of music, audio and video, and production, acquisition, transfer or licensing of this matter.

(3)	Acquisition, management, promotion, development, transfer and licensing of music copyrights and related rights.

(4)	Planning, production and distribution of books, magazines, music scores and other publications;

(5)	Development, manufacture and distribution of toys;

(6)	Design of character products (with images of people, animals, etc. that have unique names or characters);

(7)	Planning, production and distribution on the Internet;

(8)	Planning, establishment and operation of shopping on the Internet, provision of know-how thereof and correspondence sales;

(9)	Provision and distribution of software using communication circuits;

(10)	Management of sports facilities and amusement arcades;

(11)	Distribution of soft drinks, food, alcoholic beverages, sporting goods, clothing and computer game machines;

(12)	Advertising agency, insurance agency, broadcasting business and leisure business including tours, sports, etc.;

(13)	Purchase and sale of antiques;

(14)	Sale, purchase, lease, brokerage and management of real estate;

(15)	Job-search services for value;

(16)	Holding of and investment in securities;

(17)	Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to each of the preceding items;

(18)	Import, export and agency business related to each of the preceding items;

(19)	Investment in entities that conduct the business specified in the preceding items; and

(20)	Any and all businesses incidental to any of the preceding items.

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

There is no provision under our Articles of Incorporation or under the Commercial Code which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 18 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 17 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 23, 2005 and therefore the date of contract between each of our Directors and us is June 23, 2005.

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

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2005, 119,481,411 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights. No temporary documents of title in respect of the shares will be issued. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent for the shares. Non-Japanese shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. Japanese securities firms and commercial banks will customarily act as standing proxy and provide related services for standard fees. The transfer agent for our shares is The Sumitomo Trust & Banking Co., Ltd.

Our shares are freely transferable and there are no restrictions on transfer of the shares under the terms of the Commercial Code or our Articles of Incorporation.

Our shares are generally held in a certificated form, except that, if a shareholder deposits his share certificate with us we may cancel such share certificate. In the event a shareholder whose share certificate has been cancelled by us wishes to transfer his shares, reissuance of his share certificate by us to such shareholder and delivery to a transferee shall be required. The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Holders of shares may deposit certificates for shares with the Japan Securities Depositary Center, or JASDEC, the sole depositary under the system, through the participants in the system (which normally will be securities companies). The shares deposited with JASDEC will be registered in the name of JASDEC in our register of shareholders. The beneficial owners of the deposited shares will be recorded in the register of beneficial shareholders which we prepare based on information furnished by the participants and JASDEC. Such register of beneficial shareholders will be updated as of record dates at which shareholders entitled to rights pertaining to the shares are determined. For the purpose of transferring the deposited shares, delivery of share certificates is not required. In general, beneficial shareholders of deposited shares registered in the register of beneficial shareholders will be entitled with respect to such shares to the same rights and benefits as the holders of shares registered in the register of shareholders. The registered beneficial shareholders may exercise the rights attached to the shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for such purposes. New shares issued with respect to deposited shares, including those issued upon a stock split, automatically become deposited shares. The beneficial shareholders will be required to file with our transfer agent the same information as would be required from the registered shareholders principally through the relevant participants. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

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

Shareholders’ Rights to Bring Actions Against Directors

The provisions of Articles 267 through 268-3 of the Commercial Code constitute the Japanese shareholder derivative action mechanism. The provisions allow any shareholder who has continuously held a share for the previous six months to demand of the corporation that it take action to protect the company and enforce a director’s duties. Specifically, Article 267 of the Commercial Code provides that derivative actions may be brought to “enforce the liability of directors” which refers to situations including, but not limited to, that where directors loan money to other directors, engage in self-interested transactions, or violate any laws and regulations or the articles of incorporation. If a corporate auditor has not instituted an action for the company within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. The Commercial Code provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately, but after having brought the action must notify the company “without delay.” If a company might suffer irreparable damage from an illegal act of a director, a shareholder who has owned a share continuously for the previous six months may seek a provisional injunction prohibiting the director from performing the illegal act.

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

Issue of Additional Shares and Pre-emptive Rights

Holders of shares have no pre-emptive rights. Authorized but unissued shares may be issued at such time and upon such terms as our board of directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned in “Rights of Our Shareholders—Voting Rights” above. Our board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

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

“Foreign investors” is defined in the Foreign Exchange Regulations to mean (i) individuals not resident in Japan, (ii) corporations organized under the laws of foreign countries or whose principal offices are located outside Japan, or (iii) corporations organized in Japan not less than 50% of the total voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above or a majority of the directors or other officers (or directors or other officers having the power of representation) of which are non-resident individuals.

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

On July 8, 2005, the closing price of our shares on the Tokyo Stock Exchange was ¥2,420 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20%. Except for any individual shareholder who holds 5% or more of the total outstanding shares, the aforementioned 20% withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the Tax Convention, established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rates for U.S. shareholders and U.S. holders of ADSs are limited to (a) 5% of the gross amount of the dividends if the recipient is a corporation which holds more than 10% of voting shares of the paying corporation, or (b) 10% of the gross amount of the dividends in otherwise.

•	Notwithstanding the above, no withholding tax shall be imposed if the recipient is:

•	a corporation which has continued to hold more than 50% of the voting shares of the paying corporation for a period of 12 months ending on the date on which entitlement to the dividends is determined, and that either (i) whose shares are listed or registered on a certified stock exchange and traded thereon; or (ii) the purpose or business of which is not focused on achieving the benefit of the Tax Convention, and which has continued to hold more than 50% of the voting shares of the paying corporation for a period of 12 months ended on the last day of the financial year of such paying corporation; or

•	a certain pension fund.

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

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.konami.com Our website is not part of this annual report.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2005, our U.S. dollar and Euro denominated sales comprised 15.9% and 13.4% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had a significant net long U.S. dollar and Euro position. As of March 31, 2005 we had net U.S. dollar dominated monetary assets of approximately $128 million and Euro denominated monetary assets of approximately €97 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign exchange forward contracts at March 31, 2005

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥4,356	¥4,494	¥(138)	¥103.72
Selling EURO	5,137	5,259	(122)	135.18

Total	¥9,493	¥9,753	¥(260)

Foreign exchange forward contracts at March 31, 2004

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥2,531	¥2,478	¥53	¥107.72
Selling EURO	671	640	31	134.23

Total	¥3,203	¥3,118	¥84

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term debt obligations by expected maturity dates and the expected fair value as of March 31, 2005 and 2004 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2005

Type of debt and average interest rates	Expected maturity dates
	2006	2007	2008	2009	2010	Thereafter	Total 3/31/05	Fair Value 3/31/05
	(In millions of Yen)
Unsecured bank loans (1.007%)	¥929	¥1,998	¥596	¥593	¥796	—	¥4,912	¥4,802
Unsecured bonds (0.99%)	¥15,000	¥20,000	¥20,000	¥5,000	—	—	¥60,000	¥58,992

Total	¥15,929	¥21,998	¥20,596	¥5,593	¥796	—	¥64,912	¥63,794

Interest rate risk at March 31, 2004

Type of debt and average interest rates	Expected maturity dates
	2005	2006	2007	2008	2009	Thereafter	Total 3/31/04	Fair Value 3/31/04
	(In millions of Yen)
Unsecured bank loans (1.04%)	¥1,177	¥929	¥1,998	¥596	¥593	¥796	¥6,089	¥6,229
Unsecured bonds (0.99%)	—	¥15,000	¥20,000	¥20,000	¥5,000	—	¥60,000	¥58,616

Total	¥1,177	¥15,929	¥21,998	¥20,596	¥5,593	¥796	¥66,089	¥64,845

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2005 would be ¥16.5 million. We had no open equity derivative positions during March 31, 2004 or 2005.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2005 and 2004, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2005				March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥76	¥89	¥—	¥165	$707	$829	$—	$1,536

Total	¥76	¥89	¥—	¥165	$707	$829	$—	$1,536

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2004				March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173

Total	¥119	¥31	¥26	¥124	$1,126	$293	$246	$1,173

Credit Risk

As of March 31, 2005, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2005, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2005, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2005, the disclosure controls and procedures were effective. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) occurred that has materially affected, or is reasonably likely to affect, our internal control over financial reporting during the year ended March 31, 2005 and through the date of this report.

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

We have adopted a code of ethics, the “Konami Group Code of Business Conduct and Ethics” which applies to all of our personnel, including our chief executive officer, chief financial officer, corporate auditors, corporate officers, and employees, whether working for Konami or another company in the Konami Group. The text of the Konami Group Code of Business Conduct and Ethics is attached as exhibit 11.1 to this annual report.

Item 16C. Principal	Accountant Fees and Services.

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA &Co. to perform an annual audit of Konami’s financial statements in the years ended March 31, 2004 and 2005. The following table presents information concerning fees paid to KPMG AZSA &Co. and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2004	2005
Audit fees (1)	¥220	¥239
Audit-related fees (2)	4	5
Tax fees (3)	97	118
All other fees (4)	51	31

Total	¥372	¥393

(1)	These are fees for professional services for the audit of Konami’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services performed by auditors that are reasonably related to the performance of the audit or review of Konami’s financial statements but not described in item (1) above. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.
(3)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(4)	These are fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our Corporate Auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for Konami or its subsidiaries without the prior approval of our Corporate Auditors.

All of the services provided by KPMG in the year ended March 31, 2005 were approved by our Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D. Exemption	from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases	of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us and any affiliated purchaser, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, and the maximum number of shares that may yet be purchased under the plans.

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2004	284	2,988.91	—	—
May 1 to May 31, 2004	140	2,541.79	—	—
June 1 to June 30, 2004	36	2,740.00	—	1,000,000
July 1 to July 31, 2004	489	2,701.18	—	1,000,000
August 1 to August 31, 2004	41	2,390.00	—	1,000,000
September 1 to September 30, 2004	1,000,092	2,600.73	1,000,000	—
October 1 to October 31, 2004	112	2,466.79	—	1,500,000
November 1 to November 30, 2004	134	2,273.28	—	1,500,000
December 1 to December 31, 2004	250	2,234.48	—	1,500,000
January 1, to January 31, 2005	92	2,333.15	—	1,500,000
February 1, to February 28, 2005	125	2,323.00	—	1,500,000
March 1 to March 31, 2005	200	2,424.75	—	1,500,000

Notes:
1.	Total number of purchase shares shown include the purchase of fractional shares from fractional share owners, pursuant to the Japanese Commercial Code. For an explanation of the right of such shareholders, see “Right of our Shareholders—Unit shares System” under Item10.B of this Annual Report.

2.	The number of shares for June 2004, to September 2004 in column (d) are based on the 1,000,000 shares authorized for repurchase at a Board of Director’s meeting held on June 24, 2005.
a.	The date plan was publicly announced: June 24, 2004.
b.	Total yen amount approved: 3 billion yen.
c.	Duration of plan: From June 25, 2004 to December 24, 2004.
d.	Completion date of the plan: September 29, 2004.
3.	The number of shares for October 2004 to March 2005 in column (d) are based on the 1,500,000 shares authorized for repurchase at a Board of Director’s meeting held on October 21, 2005.
a.	The date plan was publicly announced: October 21, 2004.
b.	Total yen amount approved: 4.5 billion yen.
c.	Duration of plan: From November 11, 2004 to May 10, 2005.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)*

1.3	— Regulations of the board of directors of the registrant (English translation)

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1	— Specimen common stock certificates of the registrant (English translation)**

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2004
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the consolidated financial statements of KONAMI CORPORATION (a Japanese corporation) and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in note 1 of the notes to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 23, 2005

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and 2005

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥86,885	¥89,583	$834,184
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥709 million and ¥604 million ($5,624 thousand) at March 31, 2004 and 2005, respectively	25,438	33,577	312,664
Inventories	17,821	15,488	144,222
Deferred income taxes, net	13,895	18,392	171,264
Prepaid expenses and other current assets	8,727	4,898	45,609

Total current assets	152,766	161,938	1,507,943

PROPERTY AND EQUIPMENT, net	46,700	46,595	433,886

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	124	165	1,536
Investments in affiliates	12,514	5,184	48,273
Identifiable intangible assets	45,984	45,991	428,261
Goodwill	464	849	7,906
Lease deposits	23,967	24,216	225,496
Other assets	11,978	19,383	180,492

Total investments and other assets	95,031	95,788	891,964

TOTAL ASSETS	¥294,497	¥304,321	$2,833,793

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥2,585	¥8,582	$79,914
Current portion of long-term debt and capital lease obligations	2,900	16,727	155,759
Trade notes and accounts payable	15,998	16,134	150,237
Accrued income taxes	23,318	28,372	264,196
Accrued expenses	18,651	19,875	185,073
Deferred revenue	6,036	5,396	50,247
Other current liabilities	3,311	4,741	44,148

Total current liabilities	72,799	99,827	929,574
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	68,195	52,780	491,480
Accrued pension and severance costs	2,350	2,344	21,827
Deferred income taxes, net	19,195	16,147	150,359
Other long-term liabilities	2,420	1,879	17,497

Total long-term liabilities	92,160	73,150	681,163

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	27,409	25,487	237,331

COMMITMENTS AND CONTINGENCIES (Notes 11 and 20)	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2004 and 2005 : outstanding 120,483,252 shares at March 31, 2004 and 119,481,411 shares at March 31, 2005	47,399	47,399	441,373
Additional paid-in capital	46,736	46,736	435,199
Retained earnings	33,779	37,776	351,764
Accumulated other comprehensive income (loss)	(119)	2,217	20,644

Total	127,795	134,128	1,248,980
Treasury stock, at cost—8,254,314 shares and 9,256,155 shares at March 31, 2004 and 2005, respectively	(25,666)	(28,271)	(263,255)

Total stockholders’ equity	102,129	105,857	985,725

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥294,497	¥304,321	$2,833,793

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31, 2003, 2004 and 2005

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
NET REVENUES:
Product sales revenue	¥178,766	¥196,136	¥183,030	$1,704,349
Service revenue	74,891	77,276	77,661	723,168

Total net revenues	253,657	273,412	260,691	2,427,517

COSTS AND EXPENSES:
Costs of products sold	112,364	115,229	114,547	1,066,645
Costs of services rendered	62,515	63,953	65,816	612,869
Impairment charge for goodwill and other intangible assets	47,599	—	—	—
Selling, general and administrative	53,049	53,517	52,192	486,005

Total costs and expenses	275,527	232,699	232,555	2,165,519

Operating income (loss)	(21,870)	40,713	28,136	261,998

OTHER INCOME (EXPENSES):
Interest income	373	488	518	4,824
Interest expense	(938)	(865)	(971)	(9,042)
Gain on sale of subsidiary shares	904	—	—	—
Gain on sale of shares of an affiliated company	—	—	563	5,243
Other, net	(565)	(229)	(804)	(7,487)

Other income (expenses), net	(226)	(606)	(694)	(6,462)

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(22,096)	40,107	27,442	255,536

INCOME TAXES:
Current	14,912	18,686	15,517	144,492
Deferred	(8,726)	(651)	(7,615)	(70,910)

Total	6,186	18,035	7,902	73,582

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(28,282)	22,072	19,540	181,954

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(1,051)	2,220	2,761	25,710
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(1,288)	252	(6,293)	(58,600)

NET INCOME (LOSS)	¥(28,519)	¥20,104	¥10,486	$97,644

PER SHARE DATA:
	Yen			U.S. Dollars
	2003	2004	2005	2005
Basic and diluted net income (loss) per share	¥(234.58)	¥166.86	¥87.41	$0.81

Weighted-average common shares outstanding	121,572,154	120,483,869	119,970,052	119,970,052

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2003, 2004 and 2005

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2002	¥47,399	¥46,736	¥2,163		¥53,149	¥546	¥(15,003)	¥134,990
Comprehensive loss:
Net loss				¥(28,519)	(28,519)			(28,519)

Cash dividends, ¥46.0 per share					(5,649)			(5,649)
Foreign currency translation adjustments				85				85
Net unrealized gains on available-for-sale securities				159				159

Other comprehensive income				244		244

Comprehensive loss				¥(28,275)

Repurchase of treasury stock							(10,660)	(10,660)

Balance at March 31, 2003	47,399	46,736	2,163		18,981	790	(25,663)	90,406
Comprehensive income:
Net income				¥20,104	20,104			20,104

Cash dividends, ¥62.0 per share					(7,469)			(7,469)
Foreign currency translation adjustments				(1,108)				(1,108)
Net unrealized gains on available-for-sale securities				270				270
Minimum pension liability adjustment				(71)				(71)

Other comprehensive income				(909)		(909)

Comprehensive income				¥19,195

Repurchase of treasury stock							(3)	(3)
Transfer from legal reserve			(2,163)		2,163

Balance at March 31, 2004	47,399	46,736	—		33,779	(119)	(25,666)	102,129
Comprehensive income:
Net income				¥10,486	10,486			10,486

Cash dividends, ¥54.0 per share					(6,489)			(6,489)
Foreign currency translation adjustments				2,285				2,285
Net unrealized losses on available-for-sale securities				(20)				(20)
Minimum pension liability adjustment				71				71

Other comprehensive income				2,336		2,336

Comprehensive income				¥12,822

Repurchase of treasury stock							(2,605)	(2,605)

Balance at March 31, 2005	¥47,399	¥46,736	—		¥37,776	¥2,217	¥(28,271)	¥105,857

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2003, 2004 and 2005—(Continued)

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at cost	Total Stockholders’ Equity
Balance at March 31, 2004	$441,373	$435,199	—		$314,545	$(1,108)	$(238,998)	$951,011
Comprehensive income:
Net income				$97,644	97,644			97,644

Cash dividends, $0.50 per share					(60,425)			(60,425)
Foreign currency translation adjustments				21,278				21,278
Net unrealized losses on available-for-sale securities				(186)				(186)
Minimum pension liability adjustment				660				660

Other comprehensive income				21,752		21,752

Comprehensive income				$119,396

Repurchase of treasury stock							(24,257)	(24,257)

Balance at March 31, 2005	$441,373	$435,199	—		$351,764	$20,644	$(263,255)	$985,725

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2003, 2004 and 2005

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Cash flows from operating activities:
Net income (loss)	¥(28,519)	¥20,104	¥10,486	$97,644
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	11,979	8,528	9,360	87,159
Impairment charge for goodwill and other intangible assets	47,599	—	—	—
Provision (reversal) for doubtful receivables	429	(170)	(400)	(3,725)
Loss on sale or disposal of property and equipment, net	2,344	1,231	1,553	14,461
Loss (gain) on sale of marketable securities	(20)	(1,303)	46	428
Gain on sale of subsidiary shares	(904)	—	—	—
Gain on sale of shares of an affiliated company	—	—	(563)	(5,243)
Equity in net loss (income) of affiliated companies	1,288	(252)	6,293	58,600
Minority interest	(1,051)	2,220	2,761	25,710
Deferred income taxes	(11,326)	(651)	(7,615)	(70,910)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	6,722	1,848	(5,632)	(52,444)
Decrease (increase) in inventories	2,556	(4,791)	2,949	27,461
Increase (decrease) in trade notes and accounts payable	(1,521)	(1,724)	352	3,278
Increase in accrued income taxes	394	9,456	4,954	46,131
Increase (decrease) in accrued expenses	(2,271)	(293)	617	5,745
Increase (decrease) in deferred revenue	1,669	501	(640)	(5,960)
Increase (decrease) in advance received	(49)	44	1,301	12,115
Other, net	(1,608)	(422)	1,938	18,047

Net cash provided by operating activities	27,711	34,326	27,760	258,497
Cash flows from investing activities:
Purchases of investments in subsidiaries	(315)	—	—	—
Proceeds from sales of investments in subsidiaries	2,081	—	—	—
Proceeds from sales of shares of an affiliated company	—	—	1,407	13,102
Capital expenditures	(15,357)	(8,788)	(15,818)	(147,295)
Proceeds from sales of property and equipment	2,234	281	696	6,481
Proceeds from sales of investments in marketable securities	241	1,596	22	205
Acquisition of new subsidiaries, net of cash acquired	(449)	(206)	—	—
Decrease in time deposits, net	516	63	—	—
Decrease (increase) in lease deposits, net	(306)	121	(542)	(5,047)
Other, net	(887)	(68)	(108)	(1,006)

Net cash used in investing activities	(12,242)	(7,001)	(14,343)	(133,560)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	(2,448)	(5,789)	6,001	55,880
Proceeds from long-term debt	15,402	6,400	—	—
Repayments of long-term debt	(2,765)	(896)	(1,177)	(10,960)
Principal payments under capital lease obligations	(3,439)	(2,355)	(2,255)	(20,998)
Dividends paid	(6,324)	(8,970)	(7,963)	(74,150)
Purchases of treasury stock by parent company	(10,660)	(3)	(2,605)	(24,257)
Purchases of treasury stock by subsidiaries	(4,516)	(2,456)	(3,593)	(33,457)
Other, net	(1,693)	(72)	(78)	(727)

Net cash used in financing activities	(16,443)	(14,141)	(11,670)	(108,669)
Effect of exchange rate changes on cash and cash equivalents	466	(979)	951	8,856
Net increase (decrease) in cash and cash equivalents	(508)	12,205	2,698	25,124
Cash and cash equivalents, beginning of year	75,188	74,680	86,885	809,060

Cash and cash equivalents, end of year	¥74,680	¥86,885	¥89,583	$834,184

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005

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

Basis of Accounting

The Company and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments, which are necessary to conform with U.S. generally accepted accounting principles (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi, Ltd. as of March 31, 2005 of ¥107.39 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

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

(c) Marketable Securities

Konami classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned. As of March 31, 2004 and 2005, all equity securities held by Konami are classified as available-for-sale.

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

Years ended March 31, 2003, 2004, and 2005—(Continued)

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

Konami evaluates the cost basis of a held-to-maturity debt security for possible other than temporary impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are “BB” or lower are considered an indication of other than temporary impairment.

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

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools,

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over either the lease term or estimated useful life of the asset, which ranged from 3 to 8 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

In June 2001, the FASB issued Statements of Financial Accounting Standards (“ SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami adopted SFAS No. 143 on April 1, 2003 and the adoption did not have a material effect on the results of operations and financial position.

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

(h) Business Combination

Konami has used the purchase method of accounting for its acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of net assets of the acquired companies in accordance with SFAS No. 141 “Business combinations”. The excess purchase price over the fair value of net assets acquired is recorded as goodwill.

(i) Goodwill and Other Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise contracts acquired in connection with acquisitions of subsidiaries.

Konami performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process under SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. The fair value of each reporting unit is then compared to the reporting unit’s

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

carrying amount including assigned goodwill. To the extent a reporting unit’s carrying amount exceeds its fair value, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recorded. Konami performs its annual impairment test on March 31 in each year. Konami has determined its reporting units to be the same as its reportable segments.

Intangible assets related to trademarks, franchise contracts and gaming licenses are determined to have an indefinite useful life and have been tested for impairment based on fair value under SFAS No. 142.

Intangible assets related to existing technology, membership lists, and customer relationships have been amortized over their estimated useful lives of 2 to 5 years. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

(j) Impairment or Disposal of Long-Lived Assets

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

(k) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Konami accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instrument and Certain Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. To date, there has been no derivative instrument designated as a hedge by Konami.

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

(m) Revenue Recognition

Konami derives revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, game machines and related equipment and components, (ii) membership fee revenue from health and fitness club members, and (iii) sales and subscription fee revenue from mobile game contents.

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

For mobile game contents, Konami enters into distribution agreements with mobile phone carriers for the sale or subscription of mobile game contents by the carriers to their subscribers. Konami recognizes as revenues the net amount the mobile phone carrier pays to Konami upon the sale of Konami’s game contents, net of any service or other fees earned and deducted by the carrier.

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

Years ended March 31, 2003, 2004, and 2005—(Continued)

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month.

Revenue from mobile game contents is derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to Konami. The carriers generally report the final sales data to Konami within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, Konami estimates its revenues based on available sales data, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

The Price is Fixed or Determinable.

The price customers pay for Konami’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement. Konami’s membership fee for health and fitness clubs is fixed at the time of admission of the member. Also, monthly subscription fees for mobile game contents are based on a fixed rate per end customer subscriber.

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance. Also, for mobile game contents, the collectibility of subscription fees is assured by the distribution agreements with the mobile phone carriers.

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥855 million, ¥1,382 million and ¥1,813 million ($16,882 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, in the accompanying consolidated statements of operations.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to cost of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥498 million and ¥301 million ($2,803 thousand) at March 31, 2004 and 2005, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and Handling expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Shipping and Handling expenses amounted to ¥562 million, ¥952 million and ¥1,069 million ($9,954 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expenses amounted to ¥10,284 million, ¥11,957 million and ¥12,667 million ($117,953 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

(r) Stock-based Compensation

Konami accounts for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB No. 25”. As such, compensation expense is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. Konami has elected to continue to apply the provisions of APB No. 25 for their stock-based compensation plans to directors and employees.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	2003	2004	2005	2005
	Millions of Yen			Thousands of U.S. Dollars
Reported net income (loss)	¥(28,519)	¥20,104	¥10,486	$97,644
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(322)	(664)	(589)	(5,485)

Pro forma net income (loss)	¥(28,841)	¥19,440	¥9,897	$92,159

	Yen			U.S. Dollars
Per share data:
Reported net income (loss) per share, basic and diluted	¥(234.58)	¥166.86	¥87.41	$0.81
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	—	—
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(2.65)	(5.51)	(4.92)	(0.04)

Pro forma net income (loss) per share, basic and diluted	¥(237.23)	¥161.35	¥82.49	$0.77

(s) Issuance of Stock by Subsidiaries

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

(t) Comprehensive Income

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

(u) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain/loss charged to income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income.

(v) Earnings Per Share

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

Konami had no dilutive securities outstanding at March 31, 2003, 2004 and 2005, and therefore there is no difference between basic and diluted EPS. Konami has certain stock subscription rights outstanding that will be potentially dilutive in future periods. (See Note 14)

(w) Use of Estimates

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

(x) Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No.151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-transportation charge be recognized as current period charges regardless of whether they meet the criterion of so abnormal as stated in Accounting Research Bulletins (“ARB”) No. 43. In addition, SFAS No.151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. the Company is required to adopt SFAS No.151 for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued a revision to SFAS No.123, “Accounting for Stock-Based Compensation” (“SFAS No.123R”). SFAS No.123R focuses on the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments that may be settled by the issuance of such equity instruments. The statement would eliminate the ability to account for share-based

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

compensation transactions using APB Opinion No.25, “Accounting for Stock Issued to Employees”, and generally would require instead that such transactions be accounted for using a fair-value-based method. Konami will be required to adopt SFAS No.123R at the beginning of the first annual period beginning after June 15, 2005. The Company is currently evaluating the potential impact of adoption of SFAS No.123R on its financial position and results of operations and has not yet determined the impact of adopting this statement.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No.29”. SFAS No.153 focuses on the measurement of exchanges nonmonetary assets and redefines the scope of transaction that should be measured based on the fair value of the assets exchanged. The Company will be required to adopt SFAS No.153 for fiscal year beginning after June 15, 2005. The Company does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

2.    Investments in Affiliates

The carrying amount of investments in affiliates as of March 31, 2004 and 2005 was ¥12,514 million and ¥5,184 million ($48,273 thousand), respectively, and includes ¥2,576 million and ¥2,059 million ($19,173 thousand), respectively, of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity method goodwill”). Under SFAS No. 142, equity method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18, which requires an other than temporary decline in value of an investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

At March 31, 2005, Konami held investments in the equity method affiliates as follows:

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

As a result, Konami determined that the decline in value of its investment in Hudson was other than temporary and recorded a net-of-tax impairment charge of ¥2,438 million for the year ended March 31, 2003. The impairment charge is included in equity in net loss of affiliated companies in the accompanying consolidated statement of operations.

At March 31, 2004 and 2005, Konami evaluated the recoverability of its investments in affiliates and concluded that there was no impairment in the carrying value of those investments.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Condensed combined financial information of the Company’s unconsolidated affiliates at March 31, 2004 and 2005 and for each of the three years ended March 31, 2005 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Combined Financial Position:
Property and equipment, net	¥14,926	¥13,046	$121,482
Other assets, net	90,291	78,712	732,955

Total assets	¥105,217	¥91,758	$854,437

Debt	36,935	42,363	394,478
Other liabilities	24,924	29,664	276,227
Minority interest	10,042	9,716	90,474
Stockholders’ equity	33,316	10,015	93,258

Total liabilities and equity	¥105,217	¥91,758	$854,437

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Combined Operations:
Sales	¥100,634	¥124,136	¥108,979	$1,014,797
Cost of revenues	67,379	89,058	83,936	781,600
Selling, general and administrative expenses	27,093	33,367	41,820	389,422

Operating income	6,162	1,711	(16,777)	(156,225)
Interest expense, net	(409)	(526)	(476)	(4,432)
Other, net	(57)	(72)	(3,285)	(30,590)

Net income (loss)	¥5,696	¥1,113	¥(20,538)	$(191,247)

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was ¥1,677 million as of March 31, 2004. There are no undistributed earnings of affiliated companies as of March 31, 2005.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥11,808 million and ¥5,184 million ($48,273 thousand) as of March 31, 2004 and 2005, respectively, were traded on established markets and were quoted at an aggregate value of ¥21,226 million and ¥14,757 million ($137,415 thousand) as of March 31, 2004 and 2005, respectively.

Konami sold all shares of Genki Co., Ltd. (“Genki”), an affiliated company accounted for by the equity method, and terminated its equity relationship on March 31, 2005. In connection with the sale, ¥563 million ($5,243 thousand) of gain on sales of an affiliated company was recognized in the accompanying consolidated statement of operations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

3.    Inventories

Inventories at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Finished products	¥6,449	¥6,117	$56,961
Work in process	9,502	7,504	69,876
Raw materials and supplies	1,870	1,867	17,385

Total	¥17,821	¥15,488	$144,222

4.    Marketable and Investment Securities

Marketable and investment securities at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen
	March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥119	¥31	¥26	¥124

Total	¥119	¥31	¥26	¥124

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months at March 31, 2004, were ¥26 million and ¥42 million, respectively.

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2005				March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥76	¥89	—	¥165	$707	$829	—	$1,536

Total	¥76	¥89	—	¥165	$707	$829	—	$1,536

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

5.    Property and Equipment

Property and equipment at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Property and equipment, at cost:
Land	¥11,783	¥11,515	$107,226
Buildings and structures	55,950	56,708	528,057
Tools, furniture and fixtures	24,127	25,584	238,234
Construction in progress	118	738	6,872

Total	91,978	94,545	880,389
Less-Accumulated depreciation	(45,278)	(47,950)	(446,503)

Net property and equipment	¥46,700	¥46,595	$433,886

Depreciation expense for the years ended March 31, 2003, 2004 and 2005 amounted to ¥7,768 million, ¥6,933 million and ¥7,592 million ($70,696 thousand), respectively.

6.    Goodwill and Identifiable Intangible Assets

Konami evaluates the recoverability of the carrying value of goodwill under SFAS No. 142. Konami engages an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilizes a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

In the fourth quarter of the fiscal year ended March 31, 2003, Konami determined that the fair value of the Health & Fitness reporting unit was lower than the carrying value. As a result of the subsequent reassessment of fair values of goodwill and other intangible assets which were allocated to the reporting unit, an aggregate non-cash impairment charge of ¥47,599 million was recognized for these intangible assets as a component of operating loss in the accompanying consolidated statement of operations for the year ended March 31, 2003. The impairment charge consisted of ¥36,717 million for goodwill and ¥10,882 million for trademarks. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations as a result of negative trends in general economic conditions of domestic Japan.

At March 31, 2004 and 2005, Konami evaluated the recoverability of goodwill and intangible assets with an indefinite life and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2004 and 2005 are as follows:

	Millions of Yen
	Toy & Hobby	Gaming	Health & Fitness	Total
Balance at March 31, 2003	—	¥125	¥—	¥125
Additional acquisitions during year	¥339	—	—	339

Balance at March 31, 2004	¥339	¥125	¥—	¥464

	Millions of Yen
	Toy & Hobby	Gaming	Health & Fitness	Total
Balance at March 31, 2004	¥339	¥125	—	¥464
Additional acquisitions during year	—	—	¥385	385

Balance at March 31, 2005	¥339	¥125	¥385	¥849

	Thousands of U.S. Dollars
	Toy & Hobby	Gaming	Health & Fitness	Total
Balance at March 31, 2004	$3,157	$1,164	—	$4,321
Additional acquisitions during year	—	—	$3,585	3,585

Balance at March 31, 2005	$3,157	$1,164	$3,585	$7,906

Konami acquired 77.8% of the issued shares of Traumer, Inc. and added Traumer, Inc. to its subsidiaries in fiscal 2004. As a result, goodwill of ¥339 million was recorded in the Toy & Hobby segment for the excess cost over the estimated fair value of the net assets acquired.

An additional equity investment in the Health & Fitness segment was acquired during fiscal 2005, in connection with the acquisitions of treasury stock by Konami Sports, a consolidated subsidiary, which increased Konami’s equity interest from 60.5% to 64.1%.

Identifiable intangible assets at March 31, 2004 and 2005 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Identifiable intangible assets subject to amortization:
Existing technology	¥634	¥644	$5,997
Less-Accumulated amortization	(338)	(472)	(4,396)

Net amortized identifiable intangible assets	296	172	1,601
Identifiable intangible assets with an indefinite life:
Trademarks	38,800	38,818	361,468
Franchise contracts	6,601	6,703	62,417
Gaming licenses	287	298	2,775

Total unamortized identifiable intangible assets	45,688	45,819	426,660

Total identifiable intangible assets	¥45,984	¥45,991	$428,261

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2003, 2004 and 2005 was ¥2,701 million, ¥546 million and ¥129 million ($1,201 thousand), respectively.

The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2006	¥129	$1,201
2007	43	400

7.    Lease Deposits

Lease deposits at March 31, 2004 and 2005 representing refundable deposits for office and facility leases, primarily related to health and fitness clubs of Konami Sports, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Lease deposits	¥28,104	¥24,216	$225,496
Less: Allowances for uncollectible amounts	(4,137)	—	—

Lease deposits, net	¥23,967	¥24,216	$225,496

The allowance for uncollectible amounts of ¥4,137 million was reversed at March 31, 2005, as the amounts disputed were settled out-of-court with Mycal Corporation which was under corporate reorganization plan and the related accounts receivable were written off in full during the year.

8.    Other Assets

Other assets at March 31, 2004 and 2005, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Capitalized computer software, net	¥3,423	¥11,875	$110,578
Investments in non-marketable securities	604	574	5,345
Other	7,951	6,934	64,569

Total other assets	¥11,978	¥19,383	$180,492

Konami acquired computer software, principally for ERP implementation, of ¥1,711 million and ¥9,781 million ($91,079 thousand) in fiscal years 2004 and 2005, respectively.

Capitalized computer software at March 31, 2004 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Capitalized computer software, at cost	¥5,647	¥15,294	$142,415
Less—Accumulated amortization	(2,224)	(3,419)	(31,837)

Capitalized computer software, net	¥3,423	¥11,875	$110,578

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Amortization expense of computer software for the years ended March 31, 2003, 2004 and 2005 amounted to ¥1,425 million, ¥887 million and ¥1,329 million ($12,375 thousand), respectively.

Estimated amortization expense of computer software for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2006	¥1,409	$13,120
2007	2,469	22,991
2008	2,355	21,929
2009	2,355	21,929
2010	2,193	20,421

Amortization expense of other intangible assets for the years ended March 31, 2003, 2004 and 2005 amounted to ¥85 million, ¥162 million and ¥310 million ($2,887 thousand), respectively.

9.    Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity method affiliates. Such transactions for the years ended March 31, 2003, 2004 and 2005 are summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Sales to Takara	¥958	¥80	¥0	$0
Purchases from Takara	2,168	2,187	1,151	10,718
Sales to Hudson	12	18	6	56
Purchases from Hudson	5,009	5,328	4,244	39,520
Sales to Genki	3	—	5	47
Purchases from Genki	648	3,041	1,277	11,891

The related notes and accounts receivable from Takara was ¥50 million ($466 thousand) at March 31, 2004, and was included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. There was no related notes and accounts receivable balance from Takara at March 31, 2005. The related notes and accounts payable to Takara were ¥302 million and ¥42 million ($391 thousand) at March 31, 2004 and 2005, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Hudson were ¥17 million and ¥2 million ($19 thousand) at March 31, 2004 and 2005, respectively, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Hudson was ¥1,005 million and ¥14 million ($130 thousand) at March 31, 2004 and 2005, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The related accounts receivable from Genki was ¥5 million at March 31, 2005 and was included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. There was no related notes and accounts receivable balance from Genki at March 31, 2004. The related accounts payable to Genki were ¥33 million and ¥246 million ($2,291 thousand) at March 31, 2004 and 2005, respectively, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets.

During fiscal 2005, Konami Corporation of America, a consolidated subsidiary acquired 100,000 shares of Konami Computer Entertainment Hawaii, Inc. for ¥129 million ($1,201 thousand) from Takuya Kozuki who is a director of Konami Corporation of America and an immediate family member of our senior management team and major shareholders of the Company. The transaction price was determined based on the third party appraisal.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

During fiscal 2005, Konami Real Estate, Inc., a consolidated subsidiary, transferred certain fixed assets to Kozuki Capital Corporation at ¥162 million ($1,509 thousand). Kozuki Capital Corporation is a company owned by our senior management shareholders of the Company and their immediate family members and operates in the business of securities, investments and real estates. The transaction price was determined based on fair market value.

Konami Real Estate, Inc. paid a rent of ¥4 million ($37 thousand) and a lease deposit of ¥4 million ($37 thousand) to Kozuki Capital Corporation in accordance with rent agreements entered into in December 2004, for the lease of certain office spaces.

10.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2004 and 2005 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.55% to 5.04% and from 0.56% to 1.375% per annum at March 31, 2004 and 2005	¥2,585	¥8,582	$79,914

Total	¥2,585	¥8,582	$79,914

Weighted-average interest rate on short-term borrowings was 0.671% and 0.581% at March 31, 2004 and 2005, respectively. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to 4,500 thousand RMB yuan (¥57 million) at March 31, 2004.

A summary of long-term debt at March 31, 2004 and 2005 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Unsecured 0.70% per annum bonds due in September 2005	¥15,000	¥15,000	$139,678
Unsecured 0.92% per annum bonds due in September 2006	15,000	15,000	139,678
Unsecured 1.05% per annum bonds due in September 2007	15,000	15,000	139,678
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	5,000	5,000	46,559
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	5,000	5,000	46,559
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000	5,000	46,559
Unsecured loans from banks due serially from 2005 to 2011 with interest rates ranging from 0.87% to 2.462% and from 0.87% to 2.462% per annum at March 31, 2004 and 2005	6,089	4,912	45,740

Total long-term debt	66,089	64,912	604,451
Less: current portion	(1,177)	(15,317)	(142,630)

Long-term debt, non-current portion	¥64,912	¥49,595	$461,821

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2004 and 2005. At March 31, 2004 and 2005, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

Konami had unused committed lines of credit available for immediate borrowings amounting to ¥12,000 million ($111,742 thousand) with certain financial institutions at March 31, 2004. Konami terminated the contract on March 30, 2005. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2003, 2004 and 2005 amounted to ¥18 million, ¥18 million and ¥18 million ($168 thousand), respectively.

The aggregate annual maturities of long-term debt outstanding at March 31, 2005 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2006	¥15,317	$142,630
2007	22,610	210,541
2008	20,596	191,787
2009	5,593	52,081
2010	592	5,513
Thereafter	204	1,899

11.    Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

At March 31, 2004 and 2005, the amounts of assets and related accumulated depreciation included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Tools, furniture and fixtures, at cost	¥8,682	¥8,839	$82,307
Accumulated depreciation	(4,527)	(5,114)	(47,620)

Net leased property	¥4,155	¥3,725	$34,687

Amortization of capitalized leases is included in depreciation expense.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2005 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2006	¥1,480	¥2,717	$13,781	$25,300
2007	1,462	2,536	13,614	23,615
2008	1,022	2,411	9,517	22,451
2009	530	2,326	4,935	21,659
2010	253	2,277	2,356	21,203
Thereafter	0	26,686	0	248,497

Total minimum lease payments	¥4,747	¥38,953	$44,203	$362,725

Less: amount representing interest (rates ranging from 1.350% to 7.269% per annum)	152		1,415

Present value of net minimum lease payments	4,595		42,788
Less: current portion	1,410		13,129

Non-current portion	¥3,185		$29,659

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2003, 2004 and 2005 totaled ¥16,439 million, ¥20,899 million and ¥18,449 million ($171,794 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of operations.

12.    Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and the local income taxes net of national tax benefit, which in the aggregate resulted in a statutory income tax rate of approximately 42%, 42% and 40.9% for the years ended March 31, 2003, 2004 and 2005, respectively. On March 24, 2003, the Japanese Diet approved Amendments to the Local Tax Law, which reduced the standard tax rates for the income-based business tax, as well as added business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax rate was reduced to approximately 40.7% effective April 1, 2004. At March 31, 2003, deferred tax assets and liabilities for the temporary differences that were expected to reverse within the year ended March 31, 2003, and after the years beginning on or after April 1, 2004, were provided under the statutory rate of 42% and 40.7%, respectively. During the year ended March 31, 2004, the statutory tax rate effective for the years beginning on or after April 1, 2004, increased to 40.9%, due to the changes in the tax rates enacted by each local tax authority. As a result, at March 31, 2004, deferred tax assets and liabilities for the temporary differences that are expected to reverse in the years beginning on or after April 1, 2004 are provided under the increased rate.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

The income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies (“Income (loss) before income taxes”) and income tax expense (benefit) for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Income (loss) before income taxes:
Japanese	¥(74,791)	¥30,656	¥21,900	$203,930
Foreign	52,695	9,451	5,542	51,606

Total	¥(22,096)	¥40,107	¥27,442	$255,536

Income taxes—Current:
Japanese	¥13,649	¥16,214	¥13,674	$127,330
Foreign	1,263	2,472	1,843	17,162

Total	¥14,912	¥18,686	¥15,517	$144,492

Income taxes—Deferred:
Japanese	¥(8,726)	¥(634)	¥(7,540)	$(70,211)
Foreign	—	(17)	(75)	(699)

Total	¥(8,726)	¥(651)	¥(7,615)	$(70,910)

The significant components of income taxes for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥6,186	¥18,035	¥7,902	$73,582
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	73	189	(14)	(130)
Foreign currency translation adjustments	—	—	(27)	(251)
Minimum pension liability adjustment	—	(49)	49	456

Total income taxes	¥6,259	¥18,175	¥7,910	$73,657

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2003	2004	2005
Statutory tax rate	(42.0)%	42.0%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	4.2	3.9	5.9
Amortization / Impairment of goodwill	69.8	—	—
Change in valuation allowance	(5.3)	(2.1)	(1.1)
Change in income tax rate	(1.7)	0.5	—
Provision for investments in affiliates	3.0	0.4	(4.8)
Gain on sales of subsidiaries shares	—	—	(12.7)
Dividend of overseas subsidiaries	—	—	4.5
Investment tax credits	—	—	(3.1)
Other, net	(0.0)	0.3	(0.8)

Effective income tax rate	28.0%	45.0%	28.8%

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Deferred tax assets:
Accrued enterprise taxes	¥1,294	¥2,004	$18,661
Accrued expenses	2,834	3,071	28,597
Accrued pension and severance costs	1,337	1,330	12,385
Allowance for doubtful accounts	2,530	1,127	10,494
Inventories	9,730	12,232	113,903
Net operating loss carryforwards	4,839	5,609	52,230
Property and equipment basis differences	153	701	6,528
Investments in affiliates	—	483	4,498
Other	2,053	1,760	16,388

Gross deferred tax assets	24,770	28,317	263,684
Less valuation allowance	(6,720)	(6,496)	(60,490)

Total deferred tax assets	18,050	21,821	203,194
Deferred tax liabilities:
Intangible assets	(18,482)	(18,320)	(170,593)
Gain on sales of subsidiary shares	(3,491)	—	—
Investments in affiliates	(820)	—	—
Other	(557)	(1,256)	(11,696)

Gross deferred tax liabilities	(23,350)	(19,576)	(182,289)

Net deferred tax assets (liabilities)	¥(5,300)	¥2,245	$20,905

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Konami will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004 and 2005.

The net change in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 was a decrease of ¥1,244 million, ¥1,268 million and ¥224 million ($2,086 thousand), respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate. Deferred tax liabilities aggregating ¥104 million ($968 thousand) have been recognized for undistributed earnings of certain foreign subsidiaries where dividends are expected with additional tax burden to the Company. At March 31, 2004 and 2005, undistributed earnings of foreign subsidiaries, for which deferred tax liabilities have not been recognized as the Company does not currently intend to repatriate, aggregated to ¥13,799 million and ¥10,781 million ($100,391 thousand), respectively.

At March 31, 2005, certain domestic subsidiaries had operating loss carry forwards aggregating approximately ¥5,425 million ($50,517 thousand), which expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2006	¥191	$1,779
2007	—	—
2008	—	—
2009	105	978
2010	75	698
2011	2,305	21,464
2012	2,749	25,598

Total	¥5,425	$50,517

U.S. subsidiaries had federal and state tax net operating loss carry forwards of approximately ¥7,890 million ($73,471 thousand) and ¥9,906 million ($92,243 thousand), respectively, which expire in varying amounts through the year 2021. These net operating loss carry forwards which expire within 1 to 5 years, 6 to 10 years, 11 to 15 years and thereafter are ¥11,559 million ($107,636 thousand), ¥2,574 million ($23,969 thousand), ¥665 million ($6,192 thousand) and ¥2,998 million ($27,917 thousand), respectively.

13.    Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those who under the fixed annual compensation system, separate severance and retirement benefits are to be eliminated upon their termination or retirement.

In December 2003, the FASB issued SFAS No. 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132 (revised) prescribes employers’ disclosures about pension plans

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The adoption of this statement did not have a material effect on its consolidated financial statements.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2003, 2004 and 2005 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Service cost—benefits earned during the year	¥324	¥312	¥313	$2,915
Interest cost on projected benefit obligation	79	53	40	372
Expected return on plan assets	(53)	(45)	(41)	(382)
Recognized actuarial (gain) loss	7	21	(51)	(475)
Amortization of prior service cost	(14)	(13)	(14)	(130)

Net periodic cost	¥343	¥328	¥247	$2,300

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,317	¥3,492	$32,517
Service cost	312	313	2,915
Interest cost	53	40	372
Actuarial (gain) loss	97	(777)	(7,235)
Benefits paid	(287)	(220)	(2,049)

Benefit obligation, end of year	¥3,492	¥2,848	$26,520

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,259	¥2,481	$23,103
Actual return on plan assets	184	(10)	(93)
Employer contribution	237	125	1,164
Benefits paid	(199)	(163)	(1,518)

Fair value of plan assets, end of year	2,481	2,433	22,656

Funded status	(1,011)	(415)	(3,864)
Unrecognized actuarial (gain) loss	236	(439)	(4,088)
Unrecognized prior service cost	(137)	(123)	(1,146)

Net amount recognized	¥(912)	¥(977)	$(9,098)

Amounts recognized in the consolidated balance sheets consist of:
Accrued pension and severance cost	¥(1,032)	¥(977)	$(9,098)
Accumulated other comprehensive income (loss)	120	—	—

Net amount recognized	¥(912)	¥(977)	$(9,098)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

	Millions of Yen		Thousands of U.S. Dollars
	2004	2005	2005
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥2,167	¥1,903	$17,720
Accumulated benefit obligation	1,819	1,751	16,305
Fair value of plan assets	839	827	7,701

The measurement date used to determine pension benefit obligations for all the pension plans was March 31.

The accumulated benefit obligation for the pension plans was ¥2,985 million and ¥2,668 million ($24,844 thousand) at March 31, 2004 and 2005, respectively.

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2005 were as follows:

	2004	2005
Weighted-average assumptions:
Discount rate	1.4%	1.4%
Assumed rate of increase in future compensation levels	2.7%	2.4%

Weighted-average assumptions used to determine net cost for the years ended March 31, 2003, 2004 and 2005 were as follows:

	2003	2004	2005
Weighted-average assumptions:
Discount rate	2.9%	1.9%	1.4%
Assumed rate of increase in future compensation levels	2.4%	2.7%	2.7%
Expected long-term rate of return on plan assets	2.7%	2.0%	1.7%

Konami determines the expected long-term rate of return on plan assets based on the expected long-term return of the various assets categories in which it invests. Konami considers the current expectations for future returns and the actual historical returns of each plan asset category.

The benefit plan weighted-average asset allocations for the Company and its domestic subsidiaries for the years ended March 31, 2004 and 2005 by asset category were as follows:

	2004	2005
Asset category:
Equity securities	20.1%	21.4%
Debt securities	22.0%	21.4%
Guaranteed investment contracts—insurance companies	46.0%	44.9%
Other	11.9%	12.3%

	100.0%	100.0%

Konami’s investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. Konami addresses diversification by the use of domestic

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

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

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥929 million, ¥611 million and ¥624 million ($5,811 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, and were recorded as costs and expenses in the consolidated statements of operations.

Konami expects to contribute ¥212 million ($1,974 thousand) and ¥1,018 million ($9,479 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2006.

Future estimated pension benefit, using the defined benefit plan for Konami and its domestic subsidiaries were as follows.

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2006	¥92	$857
2007	95	885
2008	105	978
2009	112	1,043
2010	117	1,089
2011-2016	632	5,885

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,438 million and ¥1,367 million ($12,729 thousand) at March 31, 2004 and 2005, respectively, which is included in Accrued pension and severance costs in the accompanying consolidated balance sheets.

14.    Stockholders’ Equity

Dividends

Under the Japanese Commercial Code (the “Code”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2005, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥40,416 million ($376,348 thousand).

The Code provides that an amount equal to at least 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

paid-in-capital equals 25% of common stock. The amount of total additional paid-in-capital and legal reserve that exceeds 25% of common stock may be available for appropriations by resolution of the stockholders. In addition, the Code permits the transfer of a portion of additional paid-in-capital and legal reserve to common stock by resolution of the Board of Directors.

Stock-based Compensation Plan

The Company and several of its consolidated subsidiaries maintain subscription-rights option plans for grant of stock subscription rights to their directors and employees. Those subsidiaries include Konami Computer Entertainment Osaka, Inc. (“Konami OSA”), Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”), Konami Computer Entertainment Japan, Inc. (“Konami JPN”), Konami Computer Entertainment Studios, Inc. (“Konami STUDIO”), and Konami Sports. Under these plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations. These options vest in 15 to 31 months from the grant date.

Konami has accounted for the subscription rights granted under those plans according to APB No. 25 and FIN No. 44 and has recorded no compensation charge as there was no intrinsic value to the subscription rights at the date of grant based on the market value of the respective stock.

The following table summarizes activity under these plans:

	Shares
	2003	2004	2005
Outstanding at beginning of the year	95,643	2,131,650	2,318,650
Granted	2,017,400	304,900	1,358,000
Exercised	0	0	3,270
Forfeited or canceled	26,550	117,900	773,680
Adjustment for stock splits	45,157	0	0
Outstanding at end of the year	2,131,650	2,318,650	2,899,700

	2003	2004	2005	2005
Weighted average exercise price	¥3,286	¥3,044	¥3,125	$29.10
Weighted average remaining contractual life	1.13 years	1.04 years	0.86 years	—
Options exercisable, end of period	0 shares	30,000 shares	539,566 shares	—
Weighted average fair value of options granted during the year	¥931	¥421	¥646	$6.01

All plans related to Konami TYO, Konami JPN, Konami STUDIO were canceled at the year ended March 31, 2005, upon the mergers with the Company, which occurred on April 1, 2005.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

The fair value of the subscription rights granted was determined using the Black-Scholes option-pricing model under the assumptions described below:

	Granted in
	2001	2002	2003	2004	2005
Konami STUDIO (former: OSA) Plan :	OSA Plan 2000		OSA Plan 2002	STUDIO Plan 2003
Risk-free interest rate	0.76%	—	1.48%	1.39%	—
Expected life	4.53 years	—	4.26 years	3.82 years	—
Expected dividends	3.04%	—	4.26%	1.51%	—
Expected volatility	87.49%	—	68.75%	62.87%	—
Weighted-average fair value	¥627	—	¥384	¥425	—

Konami TYO Plan :		TYO Plan 2001	TYO Plan 2002	TYO Plan 2003
Risk-free interest rate	—	0.52%	1.48%	1.39%	—
Expected life	—	4.44 years	3.81 years	3.82 years	—
Expected dividends	—	2.43%	6.53%	4.01%	—
Expected volatility	—	53.27%	50.87%	45.17%	—
Weighted-average fair value	—	¥430	¥282	¥591	—

The Company Plan :			Parent Plan 2002
Risk-free interest rate	—	—	1.57%	—	—
Expected life	—	—	3.71 years	—	—
Expected dividends	—	—	1.74%	—	—
Expected volatility	—	—	54.88%	—	—
Weighted-average fair value	—	—	¥1,015	—	—

Konami JPN Plan :			JPN Plan 2002	JPN Plan 2003
Risk-free interest rate	—	—	1.48%	1.39%	—
Expected life	—	—	4.26 years	3.82 years	—
Expected dividends	—	—	5.07%	2.96%	—
Expected volatility	—	—	31.53%	23.89%	—
Weighted-average fair value	—	—	¥173	¥189	—

Konami Sports Plan :					KSP Plan 2004
Risk-free interest rate	—	—	—	—	1.39%
Expected life	—	—	—	—	3.93 years
Expected dividends	—	—	—	—	1.41%
Expected volatility	—	—	—	—	48.85%
Weighted-average fair value	—	—	—	—	¥646

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2003, 2004 and 2005:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2002	4,257,751	¥15,003
Acquisition of treasury stock through purchase of odd-lot shares	5,540	16
Purchase of treasury stock under resolution of the ordinary general meeting of shareholders	3,989,900	10,644
Balance at March 31, 2003	8,253,191	25,663
Acquisition of treasury stock through purchase of odd-lot shares	1,123	3
Balance at March 31, 2004	8,254,314	25,666
Acquisition of treasury stock through purchase of odd-lot shares	1,841	4
Purchase of treasury stock under resolution of the board of directors	1,000,000	2,601

Balance at March 31, 2005	9,256,155	¥28,271

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2004	$238,998
Acquisition of treasury stock through purchase of odd-lot shares	37
Purchase of treasury stock under resolution of the board of directors	24,220

Balance at March 31, 2005	$263,255

When treasury shares are reissued, any excess of the average acquisition cost of the shares over the proceeds from reissuance will be charged to retained earnings. There were no shares reissued for the years ended March 31, 2003, 2004 and 2005.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

15.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2003, 2004 and 2005 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥757	¥842	¥(266)	$(2,477)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	85	(1,108)	2,285	21,278

Balance, end of year	¥842	¥(266)	¥2,019	$18,801

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥(211)	¥(52)	¥218	$2,030
Net change	159	270	(20)	(186)

Balance, end of year	¥(52)	¥218	¥198	$1,844

Minimum pension liability adjustment:
Balance, beginning of year	¥—	¥—	¥(71)	$(660)
Adjustments for the year	—	(71)	71	660

Balance, end of year	¥—	¥(71)	¥—	$—

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥546	¥790	¥(119)	$(1,108)
Adjustments for the year	244	(909)	2,336	21,752

Balance, end of year	¥790	¥(119)	¥2,217	$20,644

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2003
Foreign currency translation adjustments	¥85	¥—	¥85
Net unrealized gains on available-for-sale securities:
Unrealized losses arising during the year	(21)	30	9
Less: reclassification adjustment for losses included in net loss	253	(103)	150

Net unrealized gains	232	(73)	159

Other comprehensive income	¥317	¥(73)	¥244

2004
Foreign currency translation adjustments	¥(1,108)	¥—	¥(1,108)
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	1,968	(805)	1,163
Less: reclassification adjustment for gains included in net income	(1,509)	616	(893)

Net unrealized gains	459	(189)	270

Minimum pension liability adjustment	(120)	49	(71)

Other comprehensive loss	(769)	(140)	(909)

2005
Foreign currency translation adjustments	¥2,258	¥27	¥2,285
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	216	(88)	128
Less: reclassification adjustment for gains included in net income	(250)	102	(148)

Net unrealized losses	(34)	14	(20)

Minimum pension liability adjustment	120	(49)	71

Other comprehensive income	¥2,344	¥(8)	¥2,336

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2005
Foreign currency translation adjustments	$21,027	$251	$21,278
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	2,011	(819)	1,192
Less: reclassification adjustment for gains included in net income	(2,327)	949	(1,378)

Net unrealized losses	(316)	130	(186)

Minimum pension liability adjustment	1,116	(456)	660

Other comprehensive income	$21,827	$(75)	$21,752

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

16.     Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2004 and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Forward exchange contracts to sell foreign currencies:
Contract amount	¥10,483	¥3,203	¥9,493	$88,397
Fair value	¥10,630	¥3,118	¥9,753	$90,818

Gain (Loss)	¥(147)	¥84	¥(260)	$(2,421)

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains and (losses) of ¥(147) million, ¥84 million and ¥(260) million ($2,421 thousand) arising from these forward exchange contracts at March 31, 2003, 2004 and 2005, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of operations. Foreign exchange net losses, including those on these forward exchange contracts, for the years ended March 31, 2003, 2004 and 2005 were ¥450 million, ¥395 million and ¥826 million ($7,692 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2005 on fair value of those forward exchange contracts have not been significant as of the reporting date.

17.    Fair Value of Financial Instruments

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

Years ended March 31, 2003, 2004, and 2005—(Continued)

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at March 31, 2004 and 2005 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2004		2005		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥124	¥124	¥165	¥165	$1,536	$1,536
Long-term debt, including current installments	(66,089)	(64,845)	(64,912)	(63,794)	(604,451)	(594,040)
Derivatives:
Foreign exchange forward contracts:
Assets	85	85	—	—	—	—
Liabilities	(1)	(1)	(260)	(260)	(2,421)	(2,421)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18.     Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2003	2004	2005	2005
Cash paid during the year for:
Interest	¥886	¥868	¥974	$9,070
Income taxes	17,117	8,390	9,983	92,960
Cash acquisitions of new subsidiaries:
Fair value of assets acquired	688	262	—	—
Liabilities assumed	(239)	(342)	—	—
Goodwill	—	339	—	—
Minority interest	—	(53)	—	—
Cash paid, net of cash acquired	449	206	—	—
Cash sale of all shares in a subsidiary:
Assets transferred	2,018	—	—	—
Liabilities transferred	(489)	—	—	—
Gain on sale of subsidiary shares	552	—	—	—
Cash proceeds received, net of cash transferred	2,081	—	—	—
Property acquired under capital leases during the year	3,296	2,294	1,844	17,171

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

19.     Segment Information

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Year Ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,672	¥40,631	¥36,699	¥11,641	¥78,843	¥205	¥260,691
Intersegment	1,772	377	883	2	262	(3,296)	—

Total	94,444	41,008	37,582	11,643	79,105	(3,091)	260,691
Operating expenses	79,376	33,860	26,750	10,201	77,058	5,310	232,555

Operating income	¥15,068	¥7,148	¥10,832	¥1,442	¥2,047	¥(8,401)	¥28,136

Year Ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$862,948	$378,350	$341,736	$108,399	$734,175	$1,909	$2,427,517
Intersegment	16,501	3,510	8,222	19	2,439	(30,691)	—

Total	879,449	381,860	349,958	108,418	736,614	(28,782)	2,427,517
Operating expenses	739,138	315,299	249,092	94,990	717,553	49,447	2,165,519

Operating income	$140,311	$66,561	$100,866	$13,428	$19,061	$(78,229)	$261,998

Intersegment revenues primarily consists of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming, and sales of hardware and components from Amusement to Computer & Video Games and Health & Fitness.

As discussed in Note 6, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2003.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥79,494	¥11,759	¥23,240	¥10,513	¥102,433	¥50,811	¥278,250
Depreciation and amortization	1,774	60	789	419	7,736	1,201	11,979
Capital expenditures	838	555	272	258	6,868	9,128	17,919

Year Ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥86,544	¥18,348	¥21,608	¥9,534	¥104,516	¥53,947	¥294,497
Depreciation and amortization	1,242	435	483	411	4,963	994	8,528
Capital expenditures	884	748	299	167	4,724	4,740	11,562

Year Ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥88,146	¥19,970	¥20,568	¥10,235	¥105,278	¥60,124	¥304,321
Depreciation and amortization	943	601	416	397	4,976	2,027	9,360
Capital expenditures	680	586	311	865	5,353	10,859	18,654

Year Ended March 31, 2005	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Assets	$820,803	$185,958	$191,526	$95,307	$980,333	$559,866	$2,833,793
Depreciation and amortization	8,781	5,596	3,874	3,697	46,336	18,875	87,159
Capital expenditures	6,332	5,457	2,896	8,055	49,846	101,117	173,703

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

b.    Operations in Geographic Areas

Year Ended March 31, 2003	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Assets	¥277,637	¥18,787	¥13,715	¥4,281	¥314,420	¥(36,170)	¥278,250

Year Ended March 31, 2004	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Assets	¥294,486	¥19,647	¥13,442	¥4,652	¥332,227	¥(37,730)	¥294,497

Year Ended March 31, 2005	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Assets	¥302,768	¥21,003	¥18,792	¥5,544	¥348,107	¥(43,786)	¥304,321

Year Ended March 31, 2005	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,644,157	$386,256	$324,779	$72,325	$2,427,517	—	$2,427,517
Intersegment	531,921	14,834	4,190	3,902	554,847	$(554,847)	—

Total	2,176,078	401,090	328,969	76,227	2,982,364	(554,847)	2,427,517
Operating expenses	1,969,457	388,137	299,907	62,240	2,719,741	(554,222)	2,165,519

Operating income	$206,621	$12,953	$29,062	$13,987	$262,623	$(625)	$261,998

Assets	$2,819,331	$195,577	$174,988	$51,626	$3,241,522	$(407,729)	$2,833,793

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2003, 2004, and 2005—(Continued)

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided, and attributes assets based on where assets are located.

As discussed in Note 6, an impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

20.    Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥2,821 million ($26,269 thousand) as of March 31, 2005.

21.    Subsequent events

On December 16, 2004, the Company entered into a plan of merger agreement with three of its consolidated subsidiaries, Konami STUDIO, Konami TYO and Konami JPN, which was approved in the extraordinary shareholders’ meeting of each company held on February 22, 2005. Under the terms of the agreement, 0.42, 1.00 and 0.81 of one share of the Company’ common stock were exchanged for each common share of Konami STUDIO, Konami TYO and Konami JPN. The Company consummated the mergers on April 1, 2005, by issuing 10,794,142 new common shares to minority shareholders of those merged companies for an aggregate consideration of ¥23,585 million ($219,620 thousand) based on the fair value of the Company’s common stock on the date of public announcement on December 16, 2004. After the mergers, those companies no longer existed as separate legal entities and there were no minority shareholders. The Company will account for the acquisition of additional equity interest in the merged companies as a step-acquisition.

On April 27, 2005, the Company acquired an additional 3,000,000 shares of Hudson’s newly issued common stock for total consideration of ¥1,434 million in cash. Accordingly, the Company’s equity ownership interest in Hudson increased from 45.47% to 53.99% and, as a result, Hudson became a consolidated subsidiary. The transaction will be accounted for as a step-acquisition.

On April 25, 2005, the Company sold its entire equity interest in Takara, an equity-method investee, for total cash consideration of ¥11,016 million. The sale resulted in a gain of ¥6,917 million.

On June 23, 2005, the shareholders of the Company approved the Company’s Board of Directors resolutions on May 10 and 19, 2005 for approval of the nine plans of stock subscription rights to directors and employees of the Company and its subsidiaries. Those stock subscription rights plans are intended to enable the grant of stock options and the total maximum number of shares issuable under the plans is 1,572,900 shares of common stock of the Company. The exercise periods will range from 4 months to 24 months through June 30, 2009, and exercise prices will range from ¥1,670 to ¥2,857, except for one plan for which the exercise price has not been set but will be equal to 1.20 times the daily average closing price on the Tokyo Stock Exchange for the month prior to the grant date.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2003
Allowance for doubtful accounts
Trade accounts receivable	¥636	¥429	¥89	¥976
Lease deposits	¥4,137	—	—	¥4,137
2004
Allowance for doubtful accounts
Trade accounts receivable	¥976	¥83	¥350	¥709
Lease deposits	¥4,137	—	—	¥4,137
2005
Allowance for doubtful accounts
Trade accounts receivable	¥709	¥158	¥263	¥604
Lease deposits	¥4,137	—	¥4,137	—

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2005
Allowance for doubtful accounts
Trade accounts receivable	$6,602	$1,471	$2,449	$5,624
Lease deposits	$38,523	—	$38,523	—

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date:  July 19, 2005

/s/ NORIAKI YAMAGUCHI
Noriaki Yamaguchi Representative Director and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)*

1.3	— Regulations of the board of directors of the registrant (English translation)

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1	— Specimen common stock certificates of the registrant (English translation)**

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2004
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.