Form 20-F
period 2006-03-31
KONAMI CORP
filed 2006-07-24
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

As of March 31, 2006, 137,152,347 shares of common stock were outstanding, including 920,500 shares represented by 920,500 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒                 Accelerated filer    ☐            Non-accelerated filer    ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

[1]	Not for trading, but only in connection with the listing of American Depositary Shares, each representing one share of common stock.

As used in this annual report, references to “Konami” are to KONAMI CORPORATION and references to “we”, “our” and “us” are to KONAMI CORPORATION and its subsidiaries except as the context otherwise requires.

As used in this annual report, “fiscal 2006” refers to our fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2002 through 2006, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2002	2003	2004	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥225,580	¥253,657	¥273,412	¥260,691	¥262,137	$2,231,523
Cost of revenues	154,651	174,879	179,182	180,363	184,744	1,572,691
Impairment of goodwill, other intangible assets and long-lived assets (1)(2)	—	47,599	—	—	19,713	167,813
Selling, general and administrative expenses	52,842	53,049	53,517	52,192	55,199	469,899

Operating income (loss)	18,087	(21,870)	40,713	28,136	2,481	21,120

Other income (expenses), net	4,591	(226)	(606)	(694)	5,957	50,711

Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies	22,678	(22,096)	40,107	27,442	8,438	71,831
Income taxes	11,667	6,186	18,035	7,902	(10,270)	(87,427)
Minority interest in income (loss) of consolidated subsidiaries	364	(1,051)	2,220	2,761	(4,267)	(36,324)
Equity in net income (loss) of affiliated companies	755	(1,288)	252	(6,293)	33	281

Net income (loss)	¥11,402	¥(28,519)	¥20,104	¥10,486	¥23,008	$195,863

Basic net income (loss) per share	¥89.32	¥(234.58)	¥166.86	¥87.41	¥175.86	$1.49
Diluted net income (loss) per share	¥89.32	¥(234.58)	¥166.86	¥87.41	¥175.80	$1.49
Cash dividends per share (3)	¥54.00	¥54.00	¥54.00	¥54.00	¥54.00	$0.46

Balance Sheet Data:
Total current assets	¥142,055	¥136,705	¥152,766	¥161,938	¥144,327	$1,228,629
Total assets	328,091	278,250	294,497	304,321	302,637	2,576,292
Total current liabilities	79,548	71,774	72,799	99,827	81,224	691,445
Total long-term liabilities	77,637	87,215	92,160	73,150	55,477	472,265
Total stockholders’ equity	134,990	90,406	102,129	105,857	163,815	1,394,526

(1)	Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation (the current operations of which are included in the Health & Fitness reporting unit). Approximately ¥36,717 million of this loss related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts.
(2)	During fiscal 2006, we determined that the fair value of long-lived assets and identifiable intangible assets related to the Health & Fitness reporting unit was lower than their carrying value as a result of a review based on independent valuations. Accordingly, impairment of long-lived assets and identifiable intangible assets of ¥10,533 million and ¥9,180 million were recorded in operating expenses respectively.
(3)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥117.47 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2006, the last business day on or prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2001	125.54	104.19	111.65	125.54
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48

Calendar year 2006
January	117.55	113.96	115.48	116.88
February	118.95	115.82	117.86	115.82
March	119.07	115.89	117.28	117.48
April	118.66	113.79	117.07	113.79
May	113.46	110.07	111.73	112.26
June	116.42	111.66	114.63	114.51

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 19, 2006, the noon buying rate was ¥116.37 per $1.00.

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

Important risks factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in this Item 3.D or elsewhere in this annual report and include, without limitation:

•	our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences;

•	changes in economic conditions affecting our operations or the way that individuals choose to spend their leisure time;

•	our ability to successfully expand internationally with a focus on our Digital Entertainment segment and Gaming & System segment;

•	our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness segment;

•	regulatory developments and changes, in particular in the gaming industry, and our ability to respond and adapt to those changes;

•	our ability to successfully integrate current acquisitions and realize expected synergies and business benefits to recover the acquisition investment, including goodwill and separately identifiable intangible assets; and

•	our expectations with regard to further acquisitions and the integration of any companies we may acquire.

Risks Relating to Our Overall Business

Our future success is dependent on our ability to release “hit” products.

The market for video game software, toy & hobby products, amusement arcade games, token-operated games that belong to Digital Entertainment segment and gaming machines that belong to Gaming & System segment is “hits” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our toy & hobby products in recent years resulted from, and was heavily dependent on, the sales of our Yu-Gi-Oh! Trading Card Game. Similarly, hit video game software titles such as the Yu-Gi-Oh! series, the WORLD SOCCER Winning Eleven series and the METAL GEAR

SOLID series, as well as our e-AMUSEMENT products for our amusement facilities, have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability in these segments could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits in these segments could be harmed.

Our revenues are dependent on timely introduction of popular new products.

Our success depends on generating revenue from the timely introduction and shipment of new products. The majority of sales of a new video game software generally occurs in the first thirty to one hundred and twenty days after release. The sales occurrence for toy & hobby products including mainly card games, amusement arcade games, token-operated games that belong to Digital Entertainment segment and gaming machines that belong to Gaming & System segment also tends to be limited. We are constantly required to introduce new products in order to generate revenues and/or to replace declining revenues from older products. Also, because revenues earned during the early life of a product generally constitute a relatively high percentage of the total revenues earned from a product, a significant delay in the introduction of one or more new products, or the inability to ship in sufficient quantities to meet demand, could negatively affect sales and have a negative impact on our financial condition and results of operations. Unanticipated delays could also cause us to miss an important selling season such as the year-end holiday buying season or summer vacation. Moreover, our products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs.

The timely shipment of a new product depends on various factors, including the development process, approval by third-party licensors, production capacity and other factors such as debugging and approval by hardware licensors, in the case of video game software. It is possible that some of our products will not be released or shipped in a timely fashion in accordance with our plans.

Competition for market acceptance and pricing competition affect our revenue and profitability.

The markets for video game software, toy & hobby products, arcade games, token-operated games, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of video game software for handheld systems and home game consoles, amusement arcade games, token-operated games and gaming machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

Our competitors vary in size from small companies to very large corporations, some of which have significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, music, sports and character properties and pay more to third party software developers than we can. It is also possible that some of our domestic competitors will form alliances or enter into exclusive business arrangements with key creators, distributors or retailers overseas which could hinder our ability to expand into international markets.

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

Our quarterly operating results also may be materially impacted by other factors, including the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title. Also, many of our products are in the greatest demand from November to January, particularly at the end and beginning of the year and, to a lesser extent, in August (summer vacation) and in March (spring vacation), in decreasing order. This trend is explained as these months correspond to the periods of children’s school holidays and it is customary in Japan to buy such products as Christmas and New Year presents in December and January. In addition, in the U.S. demand is highest from November, starting with Thanksgiving and through the Christmas season. Moreover, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of video game systems by the manufacturers of those platforms, such as Sony Corporation (“Sony”), Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”).

Inability to procure commercially valuable intellectual property licenses may prevent product releases or result in reduced product sales.

We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. For example, our products often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as Major League Baseball Properties, Inc., and Major League Baseball Players Association. We have also acquired content licenses from sports organizations such as FIFPro Commercial Enterprises BV, the Japan Professional Baseball League, the Japan Professional Soccer League, or J-League, and the Japan Football Association. In addition, we have obtained content licenses from various companies, including NIHON AD SYSTEMS Inc., Kodansha Ltd., and Shogakukan Production Inc.

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

We regard our products as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various patents, copyrights and trademarks. We are aware that some unauthorized copying occurs within the video game software, trading card game and arcade machine industries. For example, unauthorized copies of the Yu-Gi-Oh! Trading Card Game have been found in the United States, France, China, Taiwan and the Netherlands. If a significant volume of unauthorized copying of our trading card games and other products were to occur, it could cause material harm to our business and financial results.

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

From time to time, third parties have asserted that some of our products infringed their proprietary rights. These infringement claims have sometimes resulted in litigation against us. For example, in video game software featuring sports such as baseball and soccer, we use individual names and images of professional players, team names, logos and uniforms. Although we have obtained licenses to use them from organizations and agents which manage the rights of the professional players and the teams, in the event agreements change or any disputes arise among the professional players, the teams and organizations or agents which manage their rights, it is possible that such professional players, teams, organizations or agents might bring a lawsuit against us to suspend manufacturing and sales of the relevant video game software. Such a lawsuit may be time consuming and expensive to defend.

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

Our video game software products, amusement arcade games, token-operated games, exercise equipments, gaming machines and pachinko liquid crystal displays (“LCDs”) are complex and may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

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

While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the video game software, amusement arcade machine, fitness club and gaming machine industries continue to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or investments on terms acceptable to us or such an acquisition or investment may not enhance our business or may decrease rather than increase our earnings. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.

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

Approximately 78.7% of our net revenues during fiscal 2002, 71.9% of our net revenues during fiscal 2003, 64.5% of our net revenues during fiscal 2004, 67.7% of our net revenues during fiscal 2005 and 73.7% of our net revenues during fiscal 2006 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and toy & hobby products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and twenties, the traditional target market for our products and services including computer & video games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to enter new markets such as fitness clubs and expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining after 2007 and its demographic makeup is already aging considerably. According to government estimates released in June 2006, as of calendar year 2005, 21% of Japan’s population was aged 65 or over and this percentage is expected to reach 26.0% by 2015 and 35.7% by 2050.

Risks Relating to Our Digital Entertainment Segment

Transitions in game consoles and technological change have a material impact on the market for video game software and may adversely affect our revenues and profitability.

The life cycle of existing game consoles and the market acceptance and popularity of new game consoles significantly affect the success of our products. The introduction of new technologies could render our current products or products in development obsolete or unmarketable. In addition, we cannot guarantee that we will be successful in developing and publishing video game software for new game consoles on a timely basis. Further, the release dates of new game platforms or the number of units that will be shipped upon such release are beyond the scope of our control.

Also, when new game consoles are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current consoles in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation and Nintendo 64 platforms were negatively affected by the platform transition from 32-bit and 64-bit to 128-bit game consoles such as Sony’s PlayStation 2, Nintendo’s GameCube and Microsoft’s Xbox. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, we may experience lower-than-expected sales.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

The cyclical nature of the industry requires us to anticipate and assess the emergence and market acceptance of new game consoles and develop new software well in advance of the time the platform is introduced to consumers. The complexity of next-generation platforms has resulted in higher development expenses which typically range between ¥100 million and ¥700 million per product. If the platforms for which we develop new software products do not attain significant market penetration or our new products fail to gain market acceptance, we may not be able to recover in revenues our development expenses, which could be significant, and our business and financial results could be significantly harmed. We anticipate that our profitability will continue to be impacted by the levels of research and development expenses relative to revenues, and by fluctuations relating to the timing of development in anticipation of future platforms.

If we are unable to obtain or renew licenses from hardware manufacturers, we will not be able to release video game software for popular video game systems and our revenue and profitability may be negatively impacted.

Substantially all of our revenues from Computer & Video Games have historically been derived from sales of video game software for use on proprietary game platforms developed and manufactured by other companies. We may only publish our games for play on their game platforms if we receive a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If we cannot obtain licenses to develop video game software from manufacturers of popular game consoles or if any of our existing license agreements are terminated, we will not be able to release video game software for those systems, which may have a negative impact on our results of operations and profitability. Although we cannot assure shareholders that we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems when the term of existing license agreements end, to date we have always obtained extensions or new agreements with the hardware companies. We also depend on hardware manufacturers for the following additional reasons:

•	platform manufacturers have considerable control over the prices for their publisher licenses;

•	we must obtain their prior review and approval to publish games on their platforms;

•	if the popularity of a game platform declines, or the manufacturer stops manufacturing or does not meet the demand for a platform, or delays the introduction of a platform in a region important to us, the games that we have published and that we are developing for that platform would likely produce lower sales than we anticipate;

•	these manufacturers control the manufacture of, or approval to manufacture, the game discs and cartridges that incorporate our video game software; and

•	these companies have the exclusive right to protect the intellectual property rights to their respective hardware platforms and technology and to discourage others from producing unauthorized software for their platforms that compete with our games.

In addition, we depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms. Games for Microsoft’s hardware platforms must be manufactured by authorized replicator. Our hardware platform licenses with these hardware manufacturers provide that the manufacturer may change licenses’ costs. These licenses include other provisions such as approval rights of all products and related promotional materials that could have an effect on our costs and the timing of release of new titles.

Since major manufactures such as Sony and Nintendo are also publishers of games for their own hardware platforms and manufacture products for all of their other licensees, such manufacturers may give priority to their own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo, which has occurred in the past. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture video game software for their consoles, or elect to manufacture video game software themselves or use developers other than us.

Our video game software for both game consoles and amusement arcade games may be subject to governmental restrictions, rating systems or to legal claims regarding content.

Legislation is periodically introduced at the local, state and federal levels in the United States and in other countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in software products. In 2005, legislation was also introduced in Japan to establish a system for local authorities to restrict the provision of products containing graphic violence. In addition, many countries have laws that permit governmental entities to censor the content and advertising of software. Although there are no mandatory government-run rating systems in Japan, North America, Europe and Asian countries except China that are significant markets or potential markets for our products, governmental approval is required for software sales in China and such rating systems may be adopted elsewhere. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. Due to the uncertainties regarding these rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business.

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

Although neither the terrorist attacks in the United States of America in September 2001, the late 2001 bio-terrorist attacks on various organizations nor war against Iraq commenced in March 2003 involving terrorist attacks have had a material adverse effect on our business, operations or financial condition, we cannot assure you that future terrorist attacks or the response of governments to any future terrorist actions, would not negatively affect our business by requiring us to modify the content of our video game software, which could result in expensive product recalls, reprogramming or delays in the release of future games.

Our results of operations may suffer if amusement arcade revenues and sales of arcade games and token-operated game machines continue to decline.

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Amusement arcade revenues and the sales of arcade games have been declining over the past several years, however, these have recently been bottoming out and recovering. However, due to the development of full-scale home video game systems that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with network and game functions, consumers now have increasing leisure alternatives outside of amusement arcades. As customer preferences diversify, fewer people may visit frequently the amusement arcades on which we depend for sales of our amusement arcade game software, amusement arcade games and token-operated game machines and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

If our games are not accepted in the competitive domestic market for video game machines and token-operated game machines for amusement arcades, our results of operations will suffer.

Our success as a manufacturer of video game machines and token-operated game machines is dependent upon numerous factors, including our ability to design, manufacture, market and service video game machines and token-operated game machines that achieve player acceptance while maintaining product quality and acceptable margins. In addition, we must compete against other large and well-established game manufacturers such as SEGA SAMMY HOLDINGS INC. (“Sega Sammy”) and NAMCO BANDAI Holdings Inc. (“Namco Bandai”) If any of these game manufacturers, or another competitor, develops popular video game machines or token-operated game machines for amusement arcades and installed these game machines in the same arcade floor space as our video games and token-operated game machines, our sales from the amusement arcade game and domestic token-operated game machine markets may decrease significantly.

Our business could be harmed if there is any substantial decline in the popularity of interactive Internet-based games or if our Internet-based games are not received favorably in the market.

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over networks and on mobile phones. Although we are marketing mobile phone-based games as well as games for PlayStation 2 and Xbox, games downloadable using the Xbox 360 or personal computers and games for play over networks, games have diversified over recent years and consumers now have expanded choices. If there is any substantial decline in the popularity of our network-based games, our business, revenues and profits could be harmed.

In addition, the development and operation of Internet-based games require a long period for development and a substantial amount of initial investment, including for example numerous test operations of facilities such as servers. If our Internet-based games are not received favorably in the market, we may be unable to recoup our initial investment or operating expenses, and may have to recognize an impairment with respect to the servers and software assets associated with such games.

Information processing failures in the operation of our Internet-based games may adversely affect our revenues and income.

As our Internet-based games require servers that process a heavy volume of information, the computers we use as servers must be equipped with high processing capacity. Although we attempt to prevent troubles by performing maintenance for our servers, we may be unable to operate our Internet-based games if the information processing capacity of a server becomes suddenly overloaded or is unexpectedly attacked by external computer viruses. If the recovery of processing capacity requires a long period of time, thus driving customers away, or if such technical errors and interruptions occur repeatedly and cause our customers to lose confidence in our services, our net revenues and operating income may decrease.

Abuses of network-based credit card billing authorization may adversely affect our revenues and profits.

We collect charges for our network-based games based on consumers’ credit card information, through a credit card authorization agent. Although our credit card authorization agent takes all possible measures to ensure the privacy of customer information during billing transactions, if the credit card information of our customers is obtained by unauthorized third parties and used for unauthorized transactions, we may be required to make repayments of the unauthorized amounts out of the sales we made to such customers. In addition, if numerous abuses occur, a credit card authorization agent might cancel billing collection services with us, and our net revenues and operating income may be adversely affected.

Risks Relating to Our Health & Fitness Segment

Our health & fitness segment may not grow as we expect if we are not able to successfully develop and operate new club locations.

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

If we are not able to achieve success with respect to the factors outlined above, the growth of our health & fitness segment may be limited. We cannot assure you that we will be able to implement our growth strategy, open new clubs in a timely and cost-efficient basis or operate our new clubs profitably. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. If we are unable to enhance the performance of our new fitness clubs, our operating income may be adversely affected. In fiscal 2006, we recognized ¥19,713 million in impairment losses in our Health & Fitness segment partly as a result of the segment’s failure to meet previous growth expectations, and we may still incur future impairment charges against goodwill or other intangible assets.

A decline in membership levels of our fitness clubs could have a negative effect on our business.

The performance of our fitness clubs is dependent on our ability to attract and retain members, and we cannot assure you that we will be successful in these efforts, or that the membership levels at one or more of our clubs will not decline. Our members can cancel their club membership at the end of any month provided that they give advance notice by the tenth day of that month. Because members periodically cancel their membership, our total number of members will decline unless we are able to attract new members each month. There are numerous factors that could lead to a decline in membership levels at established clubs or that could prevent us from increasing our membership at newer clubs, including our reputation, our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, general interest in sports and fitness clubs and general economic conditions. As a result of these factors, we cannot assure you that our membership levels will be adequate to maintain or permit the expansion of our operations. In addition, a decline in membership levels may have a material adverse effect on our performance, financial condition and results of operations.

Failure to compete effectively in the fitness club industry will have an adverse effect on our results of operations.

The fitness club industry is highly competitive. We compete with other fitness clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income of our target markets. We cannot assure you that we will be able to compete effectively in the future in the markets in which we operate. In addition, we may face new competitors in the market that may be larger and have greater resources than us. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly as large multi-facility operators are better able to compete for attractive acquisition candidates, thereby increasing costs associated with expansion through acquisitions, as well as negotiation of leases and the availability of real estate.

Future claims—we could be subject to claims related to health risks at our clubs.

Use of our fitness clubs and equipment poses some potential health risks to members or guests through exertion from use of our services and facilities including exercise equipment. As a result, we may be subject to claims against us for death or injury suffered by members while exercising at our fitness clubs, and we may not be able to successfully defend any such claims. In addition, any such claims may harm our reputation. We currently maintain general liability coverage but there can be no assurance that we will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims. Any liability claim in excess of our insurance coverage may adversely affect our results of operations.

We are subject to various governmental regulations, any con-compliance with which could result in temporary closings and negative publicity.

Our operations are subject to national, local and municipal government regulation in the various jurisdictions in which our clubs are located. These regulations include, but are not limited to, health, sanitation and safety regulations with respect to the sale of food and beverages and the operation of swimming pools and baths. Any failure to comply with these regulations could result in the temporary suspension or loss of licenses necessary for food service and other operations at of our clubs. In addition, any resulting negative publicity that could have an adverse effect on our reputation and ability to attract and retain club members.

We may be unable to get refunds of deposits and guarantee money relating to leases of land and buildings for the use of our fitness club facilities.

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2006, such deposits and guarantee money accounted for over 8% of our total assets.

Risks Relating to Our Gaming & System Segment

If our gaming products are not accepted in the competitive market for gaming machines, we may be unable to compete in the gaming machine market.

Our success as a gaming machine manufacturer and supplier in overseas markets is dependent upon numerous factors, including our ability to design, manufacture, market and service gaming machines that achieve player and casino acceptance while maintaining product quality and acceptable margins and to obtain approvals for our products from gaming authorities. In addition, we must compete against gaming equipment companies such as International Game Technology, Bally Technologies, Inc., Aristocrat Leisure Limited and WMS Industries Inc., which are among the largest and most-established suppliers of gaming machines in the world. Some of our competitors have greater financial resources, name recognition, established service networks and customer relationships than we do and are licensed in more jurisdictions than we are.

In order to diversify and expand sales, we have obtained licenses in every state in Australia, the main states in the United States and some provinces in Canada, and are marketing and selling gaming machines. If our games fail to be accepted by the market for gaming machines and we are otherwise unable to develop gaming machines that offer technological advantages or unique entertainment features, we will be unable to generate the revenues necessary to compete effectively in the competitive gaming machine market. Consequently, the results of our operations could suffer.

If our technologies for gaming products are subject to claims they infringe on competitors’ patents, trademark rights and design rights, we may be unable to market our products as planned, thus adversely affecting our profits.

As technological capabilities and an ability to develop effective business plans are constantly becoming more crucial for success in the gaming business, it has become a critical business strategy for companies, especially in the United States, to ensure an advantage over competitors by filing and acquiring their own intellectual property rights such as patents, trademark rights and design rights in advance of their competitors. In this competitive business environment, we strive to commercialize our products only after carefully examining the intellectual property rights status of the products. However, if the contents of our new products and services are deemed to infringe on the intellectual property rights of competitors, we may be unable to bring such products or services to market or be forced to cease selling such products or services.

An adverse change affecting the gaming and systems industries, including a change in gaming regulations or in the expansion and popularity of casino gaming, will negatively impact our profitability and our potential for growth.

Our ability to grow our business and operate profitably is substantially dependent upon the expansion of the gaming industry and factors that are beyond our control. These factors include, among others:

•	the pace of market expansion;

•	changes in gaming regulation;

•	fluctuations in popularity of casino gaming; and

•	changes in casino gaming tax rates for instituted by national, state or province governments.

An adverse change in any of these political, legal and other factors may negatively impact our results of operations.

Our failure to obtain or retain required licenses for our Gaming & System segment could prevent us from expanding our market and prohibit us from generating revenue in certain jurisdictions.

In North America, the manufacture and distribution of gaming machines is subject to numerous federal, state, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in Arizona, California, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, New York, Oregon, West Virginia, Wisconsin, North Dakota, South Dakota, Oklahoma, Connecticut, Puerto Rico and the Provinces of British Columbia, Ontario, Quebec, Alberta, Manitoba and Saskatchewan in Canada due to our gaming machines business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we keep on developing lease participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

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

The future revenue growth of our Gaming & System segment depends on our ability to strengthen our research and development departments and improve the effectiveness of our sales organizations and service departments.

In order to increase market awareness and sales of our gaming products, it is important for us to develop hit products that are received favorably in our markets and for us to maintain technology that allows for future innovation and adaptations to changes in customer preferences. If we fail to assess market needs or be technologically innovative, our net revenues and operating income may be adversely affected.

In addition, it is important for us to improve the effectiveness of our sales operations and service departments internationally. Our gaming business is expanding from sales of slot machines to sales of casino management systems, which connect gaming machines under a single accounting, marketing and customer management system and reinforcement of security. Casino management systems provide for relatively stable revenues, as proceeds from the initial sale are supplemented by subsequent connection fees. However, gaming products require sophisticated sales efforts targeted at selected people within the gaming industry and quality post-sale servicing. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we will need to effectively train and educate our sales force and strengthen our service departments to ensure trust in our products if we are to be successful in selling into the gaming machine market.

If our new manufacturing plant in the United States has operational difficulties, and we have problems with manufacturing capacity and quality control, our business growth may be adversely affected.

In June 2005, we started operation of a new manufacturing plant to strengthen production capacity and customer service and expand development and sales in the U.S. market. We depend our new manufacturing capacity for substantially all of our sales in the U.S. market. If natural disasters or operational troubles occur in this plant, we may be unable to maintain sufficient manufacturing capacity to meet increases in orders, and our financial performance may be adversely affected.

Natural disasters such as hurricanes Katrina in August 2005 and Rita in September 2005, which caused a tremendous amount of damage to the southern part of the United States, could have a material adverse effect on our Gaming & System segment.

In summer 2005, hurricanes caused a tremendous amount of damage to the gaming business in the southern part of the United States, where we ship some of our products. The hurricanes resulted in loss of gaming equipment and a decrease in and cancellation of purchase orders. We also faced losses of gaming devices inventory, although to a lesser degree. Our results of operations may be adversely affected if similar natural disasters occur in the future.

Risks Relating to Our Other Operations—LCDs for Pachinko machines

As we do not manufacture LCDs for Pachinko machines, any delay or disruption in shipments from outside sources or incorporation of our software into the LCDs by subcontractors may adversely affect our profits.

Our revenues and profits from sales of our pachinko LCDs business come from sales of software that is integrated into LCDs. The manufacturing of LCDs is a complicated process which we entrust to third parties through agreements with certain suppliers who specialize in LCD commercial production. While we believe that we currently enjoy good relations with these suppliers, we cannot ensure that they will be able to provide us with the quality and quantity of LCDs which we may require in the future. We also rely on subcontractors to incorporate our software into the LCDs, which makes it possible that we will suffer profitability losses in the event of complications or delay. In addition, if any of the manufacturers or subcontractors discontinue their operations and we cannot find suitable replacements in a timely manner, we may face delays in introducing new products into the market and a decreased capacity for supplying software that is integrated into LCDs, adversely affecting our results of operations.

Risks Relating to the Shares and the ADSs

Our share price is volatile and shareholders may not be able to recoup their investment.

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock ranged from ¥2,115 to ¥3,110 during fiscal 2006.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of May 31, 2006, there were 137,152,347 shares of our common stock outstanding including 35,006,949 shares, representing 25.52% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and Chief Executive Officer, and his affiliate holders Yoko Kozuki, Kozuki Holding B.V., Kozuki Foundation for Sports and Higher Education, and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,444,214 additional shares of common stock generally without any shareholder approval. In addition, as of May 31, 2006, we held 6,403,439 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

Pursuant to the Corporate Law of Japan relating to joint stock corporations and other related legislation, our Articles of Incorporation provide that 100 shares of common stock constitute one “unit”. The Corporate Law imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine our books and records. The transferability of our shares of common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of our shares, see Item 10.B “Unit Share System” below.

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

Our Articles of Incorporation, our board of directors’ Regulations and the Corporate Law of Japan govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may be different from those that would apply to a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

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

A.    History and Development of the Company.

Our business was founded by our current Representative Director, Chairman of the Board and Chief Executive Officer, Kagemasa Kozuki, in Osaka on March 21, 1969. Konami was incorporated as a joint stock corporation under the laws of Japan on March 19, 1973 under the name Konami Industries Co., Ltd.

We originally were established to produce amusement arcade games and since that time have expanded the range of our products. We began to produce and market microcomputer-equipped video game machines in 1978, video game software for personal computers in 1982, game software for a home video game system in 1985 and software for LCDs for pachinko machines in 1992. We began our Toy & Hobby business in 1996. We obtained a license to manufacture and sell gaming machines in Nevada, and entered the gaming business in the United States in 2000. We entered the fitness club and equipment business through our acquisition of PEOPLE CO., LTD., which was renamed Konami Sports Corporation, in February 2001.

We initiated overseas operations by exporting amusement arcade games in 1979. We established our U.S. sales and manufacturing subsidiary, Konami of America, Inc. (the predecessor of Konami Digital Entertainment, Inc.) in 1982. Later, we established sales and manufacturing subsidiaries in a number of foreign countries.

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

In 2006, we made Konami Sports Corporation (the predecessor of Konami Sports & Life Co., Ltd.) a wholly-owned subsidiary by issuing Konami shares to the minority shareholders of Konami Sports after Konami Sports Corporation merged with Konami Sports Life Corporation. In addition, we newly established Konami Digital Entertainment Co., Ltd. through a company separation to succeed to our digital entertainment business and we changed our group structure so that we act as a holding company.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.A. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for Sony PlayStation and PlayStation 2, Nintendo GameCube, Microsoft Xbox, Microsoft Xbox 360 console systems, Sony PlayStation Portable, Nintendo Game Boy Advance and Nintendo DS handheld systems as well as for use on personal computers. In addition, we plan, produce, operate and distribute entertainment content for mobile phone online games.

We also produce card games, character goods, toys & hobbies, publications, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. We also publish, produce and provide post-sale service for software and hardware for amusement arcade games. In addition, we produce software for LCDs used in pachinko machines, and produce video games and token-operated games installed in amusement arcades and other entertainment venues in Japan as well as gaming machines for casinos in the United States, Australia and other overseas jurisdictions.

In addition, we believe that we are the leading operator of health and fitness clubs in Japan, in terms of revenues, members and the total number of facilities. As of March 31, 2006, our nationwide network of 209 directly operated health and fitness club facilities and 67 sports facilities whose operations are outsourced to us, cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006 with the aim of creating new markets and providing various health-related services through the operation of fitness club facilities and the development and manufacturing of heath-related equipment and supplements.

Because our sales are affected by changes in how consumers, particularly children and young adults, spend their leisure time, we seek to meet consumers’ needs and preferences by developing products that can be used in a number of environments, including home video games, card games and games for amusement arcades, casinos and pachinko parlors. We also recognize that borders that separate product categories such as games, movies, music, toys, books and television programs are blurring. We seek to capitalize on this trend by projecting successful concepts across different types of leisure environments and product categories.

Many of our successful products have resulted from diversified use of strong contents. For example:

•	We first sold Dance Dance Revolution one of our popular products in November 1998 as an amusement arcade game. We launched Dance Dance Revolution in the form of home video game software in April 1999 and have sold over one million units. We also extended this product’s range of targeted customers through the new “work-out” version for home use which is targeted mainly at women.

•	We launched beatmania as an amusement arcade game in December 1997. We began selling beatmania in the form of home video game software in October 1998 and have sold over one million units.

•	We sold Yu-Gi-Oh! as video game software for Game Boy in July 1998; we subsequently introduced our hit Yu-Gi-Oh! Trading Card Game in February 1999. From April 2006, we created Yu-Gi-Oh! ONLINE, an online version of the Yu-Gi-Oh! Trading Card Game.

•	METAL GEAR SOLID, initially sold in 1998, and Tokimeki Memorial, a teenage romance game first introduced in 1994, have been hit video game software products and have also generated substantial sales of related character goods.

•	We began selling the Winning Eleven series, a soccer game, in the form of home video game software in Japan in July 1995, and later expanded its compatibility to several home video game platforms. We have also introduced the series in overseas markets, particularly Europe and North America. In addition, we sell books, a music CD with a theme song, amusement game software and mobile contents related to the Winning Eleven series.

•	We have used our expertise in video game software and hardware for the development of our gaming machine and fitness equipment products.

We have built a company with a portfolio of products and services that spans a range of categories and target markets. We have created, licensed and acquired a group of recognizable brands that we market to a growing variety of consumer demographics.

For the fiscal year ended March 31, 2006, we had consolidated net revenues and net income of ¥262,137 million and ¥23,008 million, respectively, compared with net revenues and net income of ¥260,691 million and ¥10,486 million, respectively, for the fiscal year ended March 31, 2005.

Products and Services

We reclassified our businesses into three segments: Digital Entertainment, Health & Fitness and Gaming & System, during the fiscal year ended March 31, 2006, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing three major business segments—video game software, toy & hobby and amusement, into one Digital Entertainment Segment from April 2005 to create a business structure where we can achieve maximum synergies. During fiscal 2006, this segment had net revenues of ¥165,276 million, which accounted for 63.0% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five businesses as follows:

•	Computer & Video Games business: We produce, manufacture and sell video game software, purchase and distribute video game software for home use.

•	Toy & Hobby business: We plan, produce, manufacture and sell card games, electronic toys, boys’ toy products, toys that come with a confectionary, figures and character goods.

•	Amusement business: We produce, manufacture and sell video games for amusement facilities and content for token-operated games.

•	Online business: We build computer systems related to online gaming, maintain and operate online servers , produce and distribute content for mobile phones, and produce online games.

•	Multimedia business: We plan, produce and sell music and video package products, books and magazines.

Health & Fitness Segment

We are the leading health and fitness club operator in Japan. We believe that we had approximately 21% of the market as measured by revenues based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. for fiscal 2005. During fiscal 2006, this segment had net revenues of ¥81,209 million, which accounted for 31% of our consolidated net revenues, before elimination of intersegment revenues.

Gaming & System Segment

This segment is involved in developing content and hardware for gaming machines for casinos outside of Japan. During fiscal 2006, our net revenues from this segment were ¥10,623 million, which accounted for 4.1% of our consolidated net revenues, before elimination of intersegment revenues.

In addition, as part of our shift to a holding company structure, we transferred our research and development center for gaming machines to Konami Gaming, Inc., our U.S. subsidiary in March 2006, to become Konami Gaming’s Japanese branch and research and development hub.

We also changed the segment name from Gaming to Gaming & System during fiscal 2006.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2006.

Segment Revenues

	Year ended March 31,
	2004	2005	2006	2006
	(yen in millions, dollar in thousands)
Net Revenues:
Digital Entertainment	¥176,444	¥163,671	¥165,276	$1,406,963
Health & Fitness	78,899	79,106	81,209	691,317
Gaming & System	10,947	11,643	10,623	90,432
Other, Corporate and Eliminations	7,122	6,271	5,029	42,811

Consolidated net revenues	¥273,412	¥260,691	¥262,137	$2,231,523

Notes:

“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

“Corporate” primarily consists of administrative expenses of Konami.

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥163,671 million in fiscal 2005 and to ¥165,276 million in fiscal 2006, an increase of ¥1,605 million.

Computer & Video Games business

Industry Overview

The video game industry is comprised of video game hardware manufacturers and video game software publishers. Game hardware systems, frequently referred to as platforms, include home game consoles, handheld platforms and personal computers. In Japan, mobile phones are yet another platform for which there is an emerging demand for video game software applications.

A new generation of more technologically advanced game consoles has been introduced every several years. The first platform was Nintendo Entertainment System introduced by Nintendo in 1983 with its central processing unit, or CPU, using 8-bit 1.78 MHz technology. The CPU is a chip on which the software operates, with a “bite” indicating capacity to process data and clock frequency (MHz) indicating the processing speed. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the consoles and PCs. With the advancement of hardware technology, software has also advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

Manufacturer	Platform Name	Year of Introduction		Media Format	Technology
		Japan	U.S.
Home Game Consoles:
Nintendo	NES	1983	1985	Cartridge	8-bit
Sega	Genesis	1988	1989	Cartridge	16-bit
Nintendo	SNES	1990	1991	Cartridge	16-bit
Sega	Saturn	1994	1995	CD-ROM Disc	32-bit
Sony	PlayStation	1994	1995	CD-ROM Disc	32-bit
Nintendo	Nintendo 64	1996	1996	Cartridge	64-bit
Sega	Dreamcast	1999	1999	Proprietary Disc	128-bit
Sony	PlayStation 2	2000	2000	DVD-ROM Disc/ CD-ROM Disc	128-bit
Nintendo	GameCube	2001	2001	Proprietary Disc	128-bit
Microsoft	Xbox	2002	2001	DVD-ROM Disc/ CD-ROM Disc	128-bit
Microsoft	Xbox360	2005	2005	DVD-ROM Disc/ CD-ROM Disc	128-bit
Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge	8-bit
Nintendo	Game Boy Color	1998	1998	Cartridge	8-bit
Nintendo	Game Boy Advance	2001	2001	Cartridge	32-bit
Nintendo	Game Boy Advance SP	2003	2003	Cartridge	32-bit
Nintendo	Nintendo DS	2004	2004	Cartridge	ARM9/ARM7
Sony	PSP	2004	2005	UMD	1~333MHz

(1)	Game Boy Advance SP is an updated version of the Game Boy Advance platform and the same software may be used on both devices.

The increase in home game consoles among consumers has tapered off in the last couple of years as users await the transition to next-generation game consoles. On the other hand, handheld systems are already experiencing a transition to new model gaming devices such as Nintendo DS and Sony PSP, and in Japan in particular, there is a trend towards new gaming devices, evidenced by strong sales of Nintendo DS. The popularity of Nintendo DS is attributable in part to its tapping a market of new users who were not yet familiar with such games. We believe its success is a positive sign for the future of the Japanese video game software market.

Starting with Microsoft Xbox 360 released in December 2005 in Japan and November 2005 in North America and the expected launch of next-generation console such as Sony PLAYSTATION3 and Nintendo Wii toward the end of calendar 2006 and the first half of calendar 2007, game consoles have become more highly sophisticated in their ability to show expressiveness when playing games. Moreover, because this competition among platforms also involves competition among new large-capacity media, we believe the game consoles will attract a great deal of interest even from those who usually do not purchase video game software.

World Video Game Software Markets

According to data by the Computer Entertainment Supplier’s Association, or CESA, the number of shipment of video game software was 64,825 units in Japan, 208,200 units in North America and 99,360 units in Europe in 2004. The North American market, the largest market for video game software in the world, and European markets have been growing steadily, while the Japanese market has been flattening.

Our Computer & Video Games Software Business

Our Computer & Video Games business develops, publishes, distributes and markets software for video game systems and, to a lesser extent, personal computers. Most of our software consists of video games designed for use with video game platforms, including Sony PlayStation and PlayStation 2, PSP, Nintendo GameCube, Nintendo DS, Game Boy and Game Boy Advance, Microsoft Xbox and Xbox 360, and PCs.

By developing video game software for each of the leading home and handheld video game platforms, we are able to limit our dependence on individual platforms, capitalize on the popularity of successful platforms from time to time and sell to a more diverse group of consumers since the target age group for each major platform differs. For example, the primary target consumers for Nintendo Game Boy, Color Game Boy, Game Boy Advance and GameCube are elementary school students. Sony PlayStation and PlayStation 2, and Microsoft Xbox and Xbox 360 cover a wider range of user age groups, including customers in their thirties.

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

Software Titles

We publish approximately more than 100 new titles of video game software each year, almost all of which are designed for use with leading platforms. We publish software titles in a variety of genres, including sports, action, role playing and music simulation.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2006 and 2007 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2007 will be released when scheduled, if ever.

Titles Released In Fiscal 2006

Title	Genre	Platform	Release Date	Market
PROYAKYU SPIRITS 2	Sports (Baseball)	PlayStation 2	April 2005	Japan
YU-GI-OH! ONLINE	Card Battle	PC	April 2005	Japan
JIKKYO PAWAFURU PUROYAKYU 12	Sports (Baseball)	Nintendo GameCube	July 2005	Japan
SHIN BOKURANO TAIYO -GYAKUSYU NO SABATA-	Action Adventure	Game Boy Advance	July 2005	Japan
PAWAPOKE KOSHIEN	Sports (Baseball)	Nintendo DS	August 2005	Japan
WORLD SOCCER Winning Eleven 9	Sports (Soccer)	PlayStation 2	August 2005	Japan
METAL GEAR ACID 2	Action	PlayStation Portable	December 2005	Japan
METAL GEAR SOLID 3 SUBSISTENCE	Action	PlayStation 2	December 2005	Japan
Enthusia	Racing	PlayStation 2	May 2005	North America
CODED ARMS	Shooting	PlayStation Portable	July 2005	North America
Yu-Gi-Oh! Nightmare Troubadour	Card Battle	Nintendo DS	August 2005	North America
Dance Dance Revolution EXTREME2	Music Game	PlayStation 2	August 2005	North America
Castlevania Dawn of Sorrow	Action	Nintendo DS	October 2005	North America
METAL GEAR ACID 2	Action	PlayStation Portable	March 2006	North America
METAL GEAR SOLID 3 SUBSISTENCE	Action	PlayStation 2	March 2006	North America
ENTHUSIA	Racing	PlayStation 2	May 2005	Europe
bokutai 2 Solar Boy Django	Action Adventure	Game Boy Advance	June 2005	Europe
METAL GEAR ACID	Action	PlayStation Portable	September 2005	Europe
CODED ARMS	Shooting	PlayStation Portable	September 2005	Europe
Pro Evolution Soccer 5	Sports (Soccer)	PlayStation 2/PC/ Xbox/PSP	Oct-Nov 2005	Europe
Yu-Gi-Oh! Nightmare Troubadour	Card Battle	Nintendo DS	November 2005	Europe

Titles Released and Anticipated To Be Released In Fiscal 2007 (1)

Title	Category	Platform	Release Date	Market
WORLD SOCCER Winning Eleven 10	Sports (Soccer)	PlayStation 2	April 2006	Japan
PROYAKYU SPIRITS 3	Sports (Baseball)	PlayStation 2/Xbox360	April 2006	Japan
JIKKYOU PAWAFURU PUROYAKYU	Sports (Baseball)	PlayStation Portable	April 2006	Japan
beatmania IIDX 11 IIDX RED	Music Game	PlayStation 2	May 2006	Japan

Title	Category	Platform	Release Date	Market
JIKKYOU PAWAFURU MAJOR LEAGUE	Sports (Baseball)	PlayStation 2/ Nintendo GameCube	May 2006	Japan
JIKKYOU PAWAFURU PUROYAKYU 13	Sports (Baseball)	PlayStation 2	July 2006	Japan
GuitarFreaks & DrumMania MASTERPIECE SILVER	Music Game	PlayStation 2	August 2006	Japan
Tokimeki Memorial Girl’s Side 2nd Kiss	romance game Sports (Baseball)	PlayStation 2 Nintendo DS	August 2006 August 2006	Japan Japan
Pop’n music 13 Carnival	Music Game	PlayStation 2	September 2006	Japan

Yu-Gi-Oh! Duel Monsters GX TAG FORCE	Card Battle	PlayStation Portable	September 2006	Japan

BOMBERMAN	Action	PlayStation Portable	Summer 2006	North America

BOMBERMAN Act:Zero	Action	Xbox360	Summer 2006	North America

Dance Dance Revolution SuperNOVA	Music Game	PlayStation 2	Fall 2006	North America

Dance Dance Revolution ULTRAMIX4	Music Game	Xbox	Fall 2006	North America

Dance Dance Revolution UNIVERCE	Music Game	Xbox360	Fall 2006	North America

GoPets: Vacation Island	Virtual Comic	Nintendo DS	Fall 2006	North America

ELEBITS	Action	Wii	Fall 2006	North America

Silent Hill Experience	Digital Comic	PlayStation Portable	April 2006	Europe

Rumble Roses XX	Wrestling	Xbox360	May 2006	Europe

Yu-Gi-Oh! GX Duel Academy	Card Battle	Game Boy Advance	July 2006	Europe

Pro Evolution Soccer 6	Sports (Soccer)	PlayStation 2/ PlayStation Portable/ Xbox360/Nintendo DS/PC	Fall 2006	Europe

METAL GEAR SOLID 3 SUBSISTENCE	Action Adventure	PlayStation 2	Fall 2006	Europe

Suikoden V	RPG	PlayStation 2	Fall 2006	Europe

(1)	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•	METAL GEAR SOLID. We have sold a total of over 18 million units of our METAL GEAR SOLID series, including over seven million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and seven million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. The most recent series launched during fiscal 2005, METAL GEAR SOLID 3 SNAKE EATER, sold more than 3.6 million units. Products derived from METAL GEAR SOLID, such as METAL GEAR ACID, have also been launched, increasing our total series sales to over 20 million units as of March 31, 2006.

•	Soccer titles. We have sold a total of over 28 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe) in worldwide since the initial title was released during the year ended March 31, 1996.

•	Baseball titles. We have sold a total of more than 14 million units of baseball titles in Japan since we began releasing titles in the original title was released during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2002	2003	2004	2005	2006
Platforms	Units	Units	Units	Units	Units
	(sales units in thousands)
PlayStation	2,920	4,100	1,350	300	90
PlayStation 2	11,490	8,900	10,750	15,250	11,620
PSP	—	—	—	330	3,090
Game Boy	290	1,400	250	20	0
Game Boy Advance	4,750	4,800	6,700	3,160	1,880
Nintendo GameCube	150	800	1,450	630	360
Nintendo DS	—	—	—	60	1,480
Xbox	630	800	550	1,500	1,220
PC	10	200	550	850	500
Other	60	—	—	—	120

Total	20,300	21,000	21,600	22,100	20,360

Software Development

We seek to develop video game software that is fun and exciting, and which provide sufficient challenges at various levels of proficiency to encourage repeated play. We also develop and release titles with comic, cartoon and movie contents and achieve synergy with media. We develop most of our own video game software.

Because the popularity of successful titles fades quickly, we are constantly working to develop new titles and sequels to existing titles. The life span for video game software titles depends on the type of title. Sports titles, which are updated frequently, may last indefinitely. Other titles usually have short life spans, generally six months to one year.

Most of our video game software development, including titles designed for overseas markets, is conducted by our group companies in Japan and the U.S. We subcontract part of the development to a subsidiary in China, Konami Software Shanghai, Inc. We expect that this subsidiary will be able to create and develop sophisticated video game software for both the Japanese market and the international market as it gradually acquires additional expertise and know-how.

We have conducted video game software development on a consolidated basis since the merger of our three game software production subsidiaries in April 2005.

In April 2006, we founded Konami Digital Entertainment Co., Ltd. through a transfer of our digital entertainment operations including our video game software business, in the form of corporate separation and, as a result, we shifted to a holding company structure. We presently provide substantial discretion to our subsidiaries to achieve timely decision-making processes while the parent company develops group strategies and distributes management resources among group companies.

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

Manufacturing

Our video game softwares are manufactured upon acceptance by Sony, Nintendo and Microsoft as required by the applicable platform license. We believe that this is the most desirable arrangement for both parties because we avoid the costs associated with the construction and maintenance of manufacturing facilities while the hardware manufacturers collect per unit royalties for each game they manufacture. The manufacturing process begins with our placing a purchase order with a manufacturer. Hardware manufacturers or their authorized vendors typically ship the first order to us within two to six weeks and additional orders for the same title within three days to four weeks.

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

Manufacturer	Platform	Territory	Initial Contract Date	Expiration Date
Nintendo	Game Boy Color	Japan	March 8, 1999	March 7, 2007
Nintendo	Game Boy Advance	Japan	January 9, 2001	January 8, 2007
Nintendo	Game Boy Advance	United States and Canada	July 6, 2001	July 5, 2007
Nintendo	Game Boy Advance	Europe	April 1, 2001	December 7, 2007
Nintendo	GameCube	Japan	November 1, 2001	October 31, 2007
Nintendo	GameCube	United States and Canada	January 10, 2002	January 9, 2008
Nintendo	GameCube	Europe	March 1, 2002	December 7, 2007
Nintendo	Nintendo DS	Japan	October 1, 2004	September 30, 2006
Nintendo	Nintendo DS	Europe	June 24, 2005	June 23, 2008
Sony	PlayStation	Japan	April 8, 1994	April 7, 2007
Sony	PlayStation	Europe	November 13, 1995	December 31, 2006
Sony	PlayStation 2	Japan	April 1, 2003	March 31, 2007
Sony	PlayStation 2	Asia	April 1, 2003	March 31, 2007
Sony	PlayStation 2	United States and Canada	October 25, 2001	March 31, 2007
Sony	PSP	Japan	November 19, 2004	March 31, 2007
Sony	PSP	United States and Canada	February 11, 2005	March 31, 2007
Microsoft	Xbox	Worldwide	November 15, 2001	November 15, 2007
Microsoft	Xbox360	Worldwide	November 19, 2004	March 31, 2007

Nintendo charges us an amount for each Game Boy Advance, Game Boy Color and Nintendo DS. This amount varies based, in part, on the memory capacity of the cartridges. Nintendo GameCube, Sony and Microsoft contracts include a charge for every disc manufactured. The amounts charged by the manufacturers include a royalty for the use of the manufacturer’s name, proprietary information and technology, and are subject to adjustment by the manufacturers at their discretion. The manufacturers have the right to review, evaluate and approve a demo-disc of each title and the title’s packaging.

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

In October 2005, we merged with Konami Marketing Japan, Inc., a wholly-owned subsidiary for our marketing, sales and distribution businesses. As a result, we believe we are able to operate our digital entertainment business in a more consistent manner, from planning and production to advertisement and sales, and operate more efficiently.

Our video game software products are sold in Japan primarily through our sales distribution network, which we coordinate, and offices throughout Japan. Each of these sales offices focuses its efforts on a specific area within Japan. We bear inventory risk until the product is sold to the retailer. However, once products are sold to a retailer, they cannot be returned unless they are defective. We believe that our distribution network is a major asset of our business.

As for overseas marketing, we sell our products through our subsidiaries, principally those in the United States, Germany and Hong Kong.

Toy & Hobby Business

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline (owing to women getting married and bearing children later in life and to the increasing number of unmarried women), the child population is expected to continue to decline slightly in the future. According to the National Institute of Population and Social Security Research, the number of births in Japan has declined from 2.09 million in 1973 to 1.06 million in 2005. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 17.7 million in the population census of 2005. The children’s population is expected to fall below 16 million in 2016.

The phenomenon of children abandoning toys at a younger age is due to the changing pattern of children’s lives. A large number of children go to music classes (piano classes, etc.), fitness clubs (swimming schools, etc.) and cram schools (educational institutions to help enter kindergartens, primary schools and junior and senior high schools) from infancy and thus they spend less of their leisure time playing with toys than previous generations did. Moreover, electronic toys such as PlayStation2 and Game Boy Advance now occupy an important position in the toy market. These toys are also used by younger people. The popularity of electronic games contributes much to the decreasing demand for general toys.

Trends and Characteristics of Toy Demand

According to the market research conducted by the Japan Toy Association, total revenues of toys sold domestically, including home video game systems and video game software, have been stable at a level of around ¥700 billion in the past five years. In light of the long-term demographic trends, this industry is not expected to grow. Toy demand fluctuates sharply from season to season. Toys are in the greatest demand in Japan in December and January, and in the U.S. in November, particularly at the end and beginning of the year, and, to a lesser extent, in August and in March (in decreasing order). This trend is explained as these months correspond to the periods of children’s school holidays and it is customary in Japan to buy toys as Christmas and New Year presents in December and January.

According to a market survey conducted by the Japan Toy Association in, July, 2005 sales of girls’ toys, such as dress-up dolls, decreased while sales of hobby products such as plastic models, radio-controlled toys and model railroads indicated strong growth. As to card games, according to the Toy Industry White Papers, card games’ retail sales grew dramatically from ¥30 billion in fiscal 1996 to ¥120 billion in fiscal 2001. However, sales of card games in fiscal 2006 remained almost the same level as the previous fiscal two years at ¥60 billion ($511 million). We believe that this is due principally to slowed-down popularity of our Yu-Gi-Oh! Trading Card Game which have dominated the market.

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

The distribution of toys has greatly changed owing to the entry of the large U.S. chain toy store Toys”R”Us into the Japanese market and to the increased sales made by suburban toy chain stores. The sales share of specialty toy shops has decreased and wholesalers, which act as intermediaries for manufacturers and retailers, have been affected by the change of distribution routes and the shortened distribution channels, which have caused them difficulties. The system of fixed retail price sales, which is the traditional business practices in the toy market, has begun to collapse, and even department stores have sold toys at discount prices.

According to the research conducted by the NPD Group, the toy market in North America has a size of $2 billion in annual sales, accounting for approximately 37% of the world toy market. The toy market in North America is expected to expand gradually and to not be affected significantly by general economic conditions.

Costs for product development and marketing in European markets are generally higher than other markets due primarily to costs for translation in several languages and different distribution system in each country.

The average amount spent on each child has been increasing due to the declining birth rate in North America. Also, the age group of consumers of toy products has been lowered, reflecting the fact that children tend to abandon toys at a younger age due to the accelerating pace of children’s growth.

In North America, sales of licensed products accounted for 25% to 30% of total toy products sales and toys relating to Japanese cartoon contents have been especially popular.

Our Toy & Hobby Business

We produce, develop, design and sell a range of toys and brand-related goods, including card games, figures, toys with confectionery capsule toys, game prizes for amusement arcade games and other accessories.

These original toys and brand-related goods are based on well-known characters, brands and images, or content, that we either produce on our own or license from third parties. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh!. Most sports-related licenses, which give us the right to use team or organization logos and trademarks, are non-exclusive. In other cases, we typically obtain exclusive rights. Although each product is different, in most cases, we produce, develop and design the product around popular content and subcontract the manufacturing to a third party.

Our Toy & Hobby business is divided into two divisions: (i) card games; (ii) toys. More than 80% of our revenues from our Toy & Hobby business has been derived from worldwide sales of card games, and changes in the revenues and income of our Toy & Hobby business have depended primarily on changes in our worldwide sales of card games, principally our Yu-Gi-Oh! Trading Card Game. We believe we have the largest share of the worldwide card game market according to data available from the Japan Toy Association and the Toy Industry Association, Inc. In February 1999, we launched our Yu-Gi-Oh! Trading Card Game in Japan. Yu-Gi-Oh! is the story of a shy young boy who overcomes rivals with the help of an ancient deck of cards. The Yu-Gi-Oh! Trading Card Game is based on the comic by Kazuki Takahashi that was originally serialized in Shonen Jump, one of Japan’s most popular comic magazines. Yu-Gi-Oh! features frightening monsters and dark fantasy storylines, which have a strong appeal to preteens.

Yu-Gi-Oh! was launched as a television cartoon series in the United States in September 2001, and has been keeping high audience ratings on the Kids’ WB! Network. Reflecting the popularity of the Yu-Gi-Oh! television cartoon, we still kept solid sales of card games including the Yu-Gi-Oh! Trading Card Game in the United States. The Yu-Gi-Oh! Trading Card Game was launched in the United Kingdom in December 2002, in France in March 2003 and in other European countries in April 2003.

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

In our main boy’s toy business, we have obtained an exclusive license to develop a major series of boy’s toy products based on GRANSAZERS, a science fiction action hero in a TV show produced by Toho and had been broadcasted by 26 TV stations including six stations affiliated with TV Tokyo for one year starting in October 2003. We have received favorable responses for our lineup of toys and merchandize carrying heroes and robots appearing on the show. Also, a new robot hero animation television program, Get Ride! AMDRIVER, started in April 2004 and we introduced a lineup of toy products using the characters from this television program. We introduced toys using characters appearing in the popular science fiction action hero series, such as THE JUSTIRISERS in October 2004 and SAZER X in October 2005, which followed GRANSAZERS and recorded solid sales.

Production

Our Toy & Hobby products are produced both overseas and in Japan by various third-party manufacturers. We are not dependent on any single manufacturer for the production of our toy & hobby products.

Marketing, Sales and Distribution

Marketing and sales in Japan are conducted through our sales network in the Konami group through which we sell directly to retailers such as Toys”R”Us. In July 2001, we opened the Konami Card Game Center in Tokyo as a customer service base for our card game business. Our retail partner, The Upper Deck Company, LLC., acts as our distributor in the U.S. and retains the inventory and return risks for the Yu-Gi-Oh! Trading Card Game there. In Europe, we conducted sales of Yu-Gi-Oh! Trading Card Game either directly or through our retail partners, including The Upper Deck Company, LLC until March 2004. We currently distribute our products through The Upper Deck Company, LLC’s European entity employing the scheme used in the U.S.

Amusement Business

Our Amusement business produces and sells video game machines and token-operated game machines for amusement arcades.

Amusement Arcade Games—Industry Overview

According to the most recent industry statistics, the domestic amusement arcade industry had total revenues of ¥829.8 billion during 2005. The breakdown by category is shown in the following table.

Amusement Arcades—Japanese Industry Revenues

Industry	2001	2002	2003	2004	2005
	(billions of yen)
Amusement arcade operations	¥596.4	¥590.3	¥605.5	¥637.7	¥649.2
Amusement arcade games (domestic)
Video game machines	28.3	24.5	22.7	35.0	39.6
Token-operated game machines	24.3	22.3	27.1	37.4	37.0
Prize machines	11.2	10.7	12.3	16.8	14.6
Vending machines	13.1	18.0	18.8	18.5	19.5
Music simulation game machines	6.6	4.9	3.4	3.4	3.3
*Card games	—	—	—	—	5.5
Other	36.6	39.7	50.2	52.9	48.2

Sub-total	120.2	120.2	134.5	164.0	167.7
Amusement arcade games (exports)	22.4	20.6	20.0	13.9	12.9

Total	¥739.0	¥731.1	¥760.0	¥815.6	¥829.8

* Sales amounts related to the Card games Industry was very minor and was included in the Vending machine Industry for the previous years.

Source:	“Amusement Industry Survey, Fiscal 2006” (September, 2005), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon SC Amusement Park Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with Internet and game functions, consumers now have competitive leisure alternatives. However, revenues from the operation of amusement arcades increased to ¥605.5 billion in 2003, ¥637.7 billion in 2004 and, for the third consecutive year, to ¥649.2 billion in 2005, due primarily to progress in the restructuring of the amusement industry, including the closing of unprofitable small sized amusement arcades and the efficient development of large-scale amusement arcades that attract customers, and increased sales at department stores that target families.

Our Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In fiscal year 2005, we introduced approximately 12 new titles for video game machines for amusement arcades, half of which were sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, which together constitute a recognized brand such as Dance Dance Revolution.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that cannot be replicated easily by home video game systems. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our Amusement business. Hit music simulation games have included Dance Dance Revolution, beatmania, pop’n music, GuitarFreaks & DrumMania. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

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

Our “e-AMUSEMENT” titles include:

•	MAH-JONG FIGHT CLUB, a Mah-jong game that allows multiple players to participate simultaneously from different locations;

•	QUIZ MAGIC ACADEMY, an online quiz game participated by many players from all over the country;

•	DrumMania, a drum simulation game that corresponds to “e-AMUSEMENT”; and

•	BASEBALL HEROS, an online baseball game that allows multiple players to participate by using baseball player cards.

Video Game Machines—Production

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

Video Game Machines—Marketing, Sales and Distribution

Our video game machines for amusement arcades used to be marketed, sold and distributed by Konami Marketing Japan, Inc., a wholly owned subsidiary. However, in October 2005, we merged it into Konami Corporation assuming its marketing and sales operations and founded Konami Logistics & Services, Inc. to operate our distribution business. As a result, we believe we have become able to provide more efficient and timely services in our marketing, sales and distribution activities. In overseas markets, our foreign sales subsidiaries are responsible for marketing, sales and distribution of our video game machines for amusement arcades.

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, as of fiscal 2005, sales of token-operated game machines amounted to ¥37.0 billion, comprising approximately 22.1% of the ¥167.7 billion Japanese amusement arcade game market. As indicated in the following table, revenues from amusement arcade operations had been declining, but showed an increase for three consecutive years after fiscal 2003. Revenues from the operation of token-operated game machines increased in every year from 2001 through 2005. We believe that the sale of medium- and large-sized token-operated game machines, which provide the type of entertainment that cannot be replicated on home video game systems, is largely responsible for this trend.

Token-Operated Game Machines—Japanese Industry Revenues

	2001	2002	2003	2004	2005
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥24.3	¥22.3	¥27.1	¥37.4	¥37.0
Revenues from amusement arcade operations	596.4	590.3	605.5	637.7	649.2
Revenues from token-operated game machines	129.5	137.4	152.6	163.1	176.2
Token-operated game machine revenues as a percentage of amusement arcade revenues	21.7%	23.3%	25.2%	25.6%	27.1%

Source:	“Amusement Industry Survey, Fiscal 2005” (September 2005), Japan Amusement Machinery Manufacturers Association, All Nippon Amusement Machine Operators’ Union and Nippon SC Amusement Park Association.

Our Amusement Business—Overview of Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that we sell primarily to amusement arcade operators in Japan.

All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our most popular token-operated game machines, GI-HORSEPARK, GI-TURFWILD series and Fantastic Fever 2, accounted for a substantial majority of our net revenues of token-operated game machines in fiscal 2006. GI-HORSEPARK and GI-TURFWILD series are large-scale horse race games where users can bet tokens on horses in racing games as well as breed horses, and where nationwide tournaments can be enjoyed using “e-AMUSEMENT”. Fantasic Fever 2 features slot machine games such as Fantasic Chance, featuring sound and light combined with slot, where chance balls are collected and aimed at targets.

Medium- and large-sized game machines, which sell for as much as approximately ¥20 million and attract older children and adults, are supplied mainly to amusement arcades. In addition to GI-HORSEPARK, GI-TURFWILD series and Fantasic Fever 2, our principal machines include WingFantasia, a game featuring a “party”-like scene, where a token-operated game is combined with a Japanese backgammon function and a roulette wheel, and the FORTUNE ORB series, a slot machine game where a user can win prizes in a super jackpot. Such large-sized token operated game machines have a typical commercial life span of four to five years and we typically introduce a few new types of large-sized token-operated game machines each year. We also sell small-sized token-operated game machines.

Token Operated Game Machines—Production

Our domestic token-operated game machines are developed and produced at our production facilities in Zama, Kanagawa, Japan.

Token Operated Game Machines—Marketing, Sales and Distribution

Our token-operated game machines for amusement arcades are marketed, sold and distributed through our sales distribution network.

Online Business

Online Business Overview

Growth of broadband, online games and mobile phones as a platform

Internet technology for high speed broadband enables customers to have a more enhanced and interactive online experience. Going forward, we expect the spread of broadband services and continued competition among broadband providers to lead to further growth in the market for online games. With the rapid spread of broadband infrastructure, many game console manufacturers and video game software publishers are entering the online game business. For example, Sony Computer Entertainment started a broadband online service for PlayStation 2 in the spring of 2002 through which users can play games online and download software as well as enjoy broadband contents such as movies and music at home. In August 2002, Sony Computer Entertainment America Inc. started selling online adaptors and software for PlayStation 2 in the U.S. In the fall of 2002, Nintendo started an online service for GameCube in Japan and the U.S., Microsoft started online service for Xbox in November 2002 in the U.S. and in Japan in January 2003. Some of our competitors have already started operating web sites where players can download a game and play it on the Internet. We expect that with the spread of broadband and faster services, investment into and interest in online games will expand significantly.

We also expect mobile phones to become a new platform for home video game software. In Japan, mobile phones are not just phones, but wireless Internet handsets loaded with digital cameras and multi-media processors. As of March 31, 2006, over 79 million mobile Internet subscribers in Japan downloaded share price information, reviewed news, sent out pictures and played games. Although usage rates for personal computers and the Internet is higher in the U.S. than in Japan, comparatively more people access the Internet via mobile phones in Japan and mobile phones are increasingly becoming a popular way to access the Internet.

Companies such as NTT DoCoMo, Inc. (DoCoMo) have developed a cutting-edge third-generation mobile phone technology enabling 24-hour access to the Internet at low cost from mobile phones for Japanese subscribers. One of the most popular services, i-mode, has been developed by DoCoMo and enables subscribers to view specified websites and to receive e-mails from mobile phones. In addition to accessing the Internet and e-mails, i-mode provides access to financial information (including share prices and net banking), travel information, news and entertainment information. Additional contents such as games are usually provided for an additional subscription of ¥100 to ¥300 per month. Other online mobile phone services, such as Vodafone Live! and Ezweb by au, provide similar functions. These third-generation services not only enable efficient access to e-mails, faster viewing for websites and e-commerce application, but also provide necessary speed and volume to support innovative multimedia applications such as more enhanced online games, downloading of music and video images.

Our Online Business

We develop, publish, distribute and sell software for home video game systems, personal computers, mobile phones and online networks. We plan to actively enter the mobile phone and online game software business in light of the recent growth of the online and mobile phone game markets, and we believe there may be new opportunities for profits with our software titles.

In October 2001, we established Konami Mobile Online, Inc. as our principal subsidiary developing games for mobile phones. In September 2003, we renamed it Konami Online, Inc., and added online game business to its existing businesses to manage online game infrastructures, Konami Online, Inc. later merged into Konami Corporation in April 2005. At the same time, we also merged our game software production subsidiaries into Konami Corporation to further enable us to focus on the online game business. We develop and distribute various contents for all domestic mobile network services, including i-mode, Vodafone Live! and Ezweb. In 2003, we started distribution of various game contents in North America, Europe and Asia. In Japan, we provide a download service for ringer melodies and wallpapers for mobile phones. Most of our games for mobile phones are mobile phone versions of our popular home video game software. Depending on the type of service, the subscription fee for users is ¥70 to ¥300 per month.

Multimedia Business

Our multimedia business

Our multimedia business includes the planning, production and sales of music, videos, books and magazines, and operates in the publishing, music and video industries. The distribution of publications between publishing companies and bookstores goes through distributors, or publishing brokers, who are engaged in the collection, delivery and return of goods.

We distribute our publications both through publishing brokers as well as, with respect to our music and video products, through contractual arrangements with market leaders, utilizing their distribution channels. We also enter into contracts to extend our license agreements with the Japanese publisher on a yearly basis, as appropriate.

We plan, produce and sell CDs and DVDs of music, videos, books that are containing clues and strategies for playing popular games, and magazines derived from our contents such as game software. In some cases, owners of popular content such as comic book publishers or animation companies approach us and ask us to use their content in our products. In other cases, we approach the owners of content that we believe has potential customer appeal in order to obtain the rights to use and develop that content into products.

In April 2005, in our efforts to create a new content, we started broadcasting our original cartoon “GOKUJO SEITOKAI” on television and released related products such as a DVD and a music CD. We plan to actively introduce more multi-faceted private label products, such as animations, books and music CDs, to further enhance our brand name.

Health & Fitness Segment

Our Health & Fitness segment is comprised of the operation of fitness clubs and the design, manufacture and sales of fitness machines and fitness-related products. Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥79,106 million in fiscal 2005 and to ¥81,209 million in fiscal 2006, an increase of ¥2,103 million.

Fitness club business

Industry Overview

According to “Club Business Trends in Japan, 2004” a report available at Fitness Online, private fitness club revenues in Japan have leveled off at a compound annual rate of increase of approximately 1.0% over a five year period, from ¥364.8 billion in 2000 to ¥379.6 billion in 2004. On the other hand, over the same period, the number of private fitness clubs has grown at a compound annual rate of approximately 2.2% from 1,788 in 2000 to 1,951 in 2004. However, fitness club membership has increased over the same period at a compound annual rate of 0.3%, from 3.74 million in 2000 to 3.78 million in 2004, which implies that the number of fitness clubs increased at a higher level than the number of fitness club membership and thus average revenue per member increased only at a low compound annual rate of 0.25%. We believe that fitness clubs, on average, are experiencing excess capacity together with discounted membership fees. Surviving in the current fitness club market is relatively difficult, and only those who do experience the level of membership and revenue to realize the benefits of the inherent operating leverage in the industry will survive.

We believe that the expected growth in fitness club memberships will be attributable to several factors. Japanese are becoming increasingly focused on achieving healthier, more active and less stressful lives. Of the factors that members consider very important in their decision to join a fitness club, the most commonly mentioned are shaping up, appearance related factors including muscle tone and looking better, relief of stress, weight control and general health maintenance. Other factors that are taken into account when selecting fitness clubs include the distance from home, quality of facilities and price. We believe that interest in fitness clubs has heightened due to the efforts of club owners to renew facilities, reduce membership fees, offer more diverse membership options, extend club hours, increase group exercise programs such as aerobics and jazzercise, and enhance marketing and sales activities. We also believe that fitness clubs provide a more convenient venue for exercise than outdoor activities, particularly in densely populated metropolitan areas.

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

We believe that we had approximately 21% of the Japanese fitness club market, as measured by revenues, for the year ended March 31, 2005 based on the Leisure White Paper issued by Institute for Free Time Design and data made publicly available by Nihon Keizai Shimbun, Inc. We have several other competitors in an otherwise fragmented market but, as noted above, the industry is undergoing consolidation which may result in the creation of additional significant competitors.

Our Fitness club Business

Through our acquisition of a majority of the outstanding common stock of PEOPLE CO., LTD. in February 2001, which we renamed Konami Sports Corporation, we have become the leading operator of health and fitness clubs in Japan in terms of revenues, members and total number of facilities. Since our acquisition of PEOPLE CO., LTD., we have grown our fitness club business through acquisitions of other fitness clubs. We increased our presence in this market even further through the acquisition in February 2002 of a majority of the shares of the Daiei Olympic Sports Club, Inc., one of the major fitness club operators in Japan in terms of revenues, which was subsequently taken over by Konami Sports Corporation in October 2002. These acquisitions were part of our strategy to diversify our revenues and decrease our reliance on the video game industry. Fitness club revenues tend to be more stable than other segments in revenues, which can fluctuate widely depending on the release of hit products. Fitness clubs also tend to have a more diverse consumer base across both gender and age. Finally, we expect that our fitness clubs will provide demand for our fitness machine business.

The environment surrounding the fitness club business has changed significantly due to the rapid aging of Japanese population. This change has included a shift in fitness needs toward senior members of the society.

In the current year, in response to this change in the operating environment, we renewed the management of our fitness club business in an attempt to fundamentally change our fitness club business model and business plan.

In prior years, our operating strategy was based on the concept of being the largest nation-wide fitness club, with our focus on increased geographic area coverage and market share. Thus, we continuously increased the number of clubs by opening new clubs, and clubs were viewed to a certain extent as groups of facilities in the same or neighboring areas as opposed to individually operated clubs. Therefore, improving the performance of unprofitable clubs was considered within a long time frame and in conjunction with the performance of neighboring clubs.

Under our current management policy, however, the strategic focus is on the profitability of individual clubs. Our business plan was revised to reflect the particular situation at the individual club level, to critically assess and determine the need for the closing of unprofitable clubs in a much shorter time frame than before.

As of March 31, 2006, we directly owned and operated a nationwide network of 209 fitness clubs and operated an additional 67 sports facilities outsourced to us. These clubs collectively served approximately 960,000 members as of March 31, 2006. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations and publishing a magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to grow our business profitably. While Japan’s population is growing very slowly, is aging rapidly, and is projected to begin contracting in the future, the percentage of the population that are members of fitness clubs is significantly lower in Japan than it is in the United States. First, we plan to carefully continue opening of new fitness club facilities focusing on their profitability in a short to medium term, while critically assessing the profitability of existing facilities. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to differentiate us from our competitors by introducing fitness machines that include an entertainment element and by expanding our business into value-added services that can meet the evolving needs of consumers such as cafeterias, acupressure and other body-work clinics, and by adding other entertainment-oriented facilities, such as bicycle or running equipment with video game features, in our clubs that will help to differentiate us from our competitors. In September 2005, we set up a booth at the 32nd International Home Care & Rehabilitation Exhibition H.C.R 2005 to introduce our original equipment, programs and services developed in response to an ageing society.

Club Formats and Location

Our clubs generally have relatively high “retail” visibility, and close proximity to subway, train and bus stations in urban areas and commuter suburbs in accordance with our operating strategy of offering our target members the convenience of multiple locations close to where they live and work, reciprocal use privileges and standardized facilities and services.

In addition, we are making efforts to provide safe, clean and comfortable facilities from the viewpoint of our customers. We plan to further improve the safeness of our facilities and provide quality services to our customers, through introducing Automated External Defibrillators or AEDs in all of Konami Fitness club facilities as well as renovating older buildings. We aim to respond to various customer needs by providing a broad range of services that meet all age groups and to operate fitness club facilities that can contribute to the enhancement of the health of our community members.

We operate the following three types of service businesses at various locations in Japan.

•	Operation of our fitness clubs. In an effort to expand the network of our fitness club facilities, we opened nine new club facilities, including those relocated and reconstructed in fiscal 2006, such as in Nishinomiya in Hyogo, Myoden in Chiba, Fukuoka-Kashii in Fukuoka, Suzuka in Mie and Asahikawa in Hokkaido. As a result, we had a total of 209 fitness clubs as of March 31, 2006. In particular, we opened a facility in Nishinomiya in February 2006 that is one of the largest fitness club facilities in Japan, furnished with a 50-meter swimming pool, a training gym equipped with approximately 100 training machines, and advanced equipment using information technology and the expertise of our group, such as e-XAX, our health management system. We are also engaged in the consolidation, relocation and reconstruction of our facilities in places such as Nishikasai in Tokyo and Suzuka in Mie for the purposes of streamlining our facility locations to improve the profitability of individual facilities while providing safer and more comfortable clubs and services to our members. We provide three services at Konami Sports Club: Egzas, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting a broad range of age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 86.3% of the total operating income of our Health & Fitness segment in fiscal 2006.

•	Operation of sports facilities outsourced to us. We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. We operated 67 such facilities as at the end of March 2006, including 30 new facilities, such as public athletic facilities in Itabashi ward in Tokyo and Osaka, compared to 28 facilities as of March 31, 2005. We added 34 additional facilities in April, for a total of 101 facilities as of May 17, 2006. Our operating income generate from operation of facilities by contract accounted for 4.6% of total income of our Health & Fitness segment for the fiscal 2006. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in 2006.

•	Other. Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, on December 11, 2005, we conducted a tour to the Honolulu Marathon held as a part of the Hawaii Project that we promote, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores. Our operating income generate from other operation accounted for 9.1% of total income of our Health & Fitness segment for the fiscal 2006.

Marketing

Our marketing campaigns are directed by our in-house Publicity Unit of Facility Operation Department. This team conveys each of our nationally branded fitness clubs as the premier network of fitness clubs in that region. Advertisements are designed to highlight the consistent quality and high value-to-price ratio that we believe we provide through a combination of our membership programs, club facilities and personnel. Our goal is to achieve broad awareness of our brand names primarily through television, newspaper, and magazine and our web site.

During the second half of the year ended March 31, 2004, we eliminated the initiation fees for individual memberships for our Egzas and Undo-Jyuku facilities to encourage enrollment.

We also engage in public relations and special events to promote our image in surrounding local communities. We believe that these public relations efforts enhance our image and the image of our brand names in the communities in which we operate.

Sales

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

We generally offer five principal types of memberships: (i) GRANCISE Regular Membership, which entitles members to use all facilities of GRANCISE and Egzas for no charge; (ii) GRANCISE Branch Membership, which enables members to use one GRANCISE facility and all Egzas facilities for no charge; (iii) Egzas Special Membership, which allows members to use all Egzas facilities nationwide for no charge; (iv) Egzas Regular Membership, which entitles members to use one Egzas facility for no charge and all other Egzas facilities nationwide on a per-use charge; and (v) Egzas Branch Membership, which enables members to use one Egzas facility during certain hours on weekdays or any time during the operation hours of Saturdays, Sundays and holidays. We introduced this new membership system on September 1, 2003, and we allowed existing members to choose whether to continue with the previous membership system or to switch to the new membership system.

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

We also respond to the needs of various companies by establishing differentiated prices for corporate membership plans. We have also developed corporate fitness programs, fitness evaluations and health clinics allowing corporations to use our fitness club facilities as part of their employee benefits plans.

The Fitness Product business

Industry Overview—Consumer Trends

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

Our Fitness Product Business

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

Production, Marketing, Sales and Distribution

Fitness Equipment

We have developed and introduced the “EZ Series” as “Exertainment” equipment which adds entertainment aspects to traditional fitness machines and combines exercising and entertainment. For example, the EZRUNNER and EZBIKE products are treadmills and exercise bicycles with a built-in video monitor on which the user can enjoy TV programs and other forms of entertainment. These products have been introduced to some of Konami Sports facilities as the next-generation machines to meet the demand of the users who wish to become healthy while having fun. In addition to home fitness products that allow users to enjoy exercising at home, such as Refreshment Bike, a home fitness machine with a built-in generator of high amounts of concentrated oxygen and negative ions, as well as Kenshin Keikaku, a software which displays and manages physical activity data stored in e-walkeylife, a multi-functioned pedometer.

Supplements

We have developed original supplements such as FLAVANGENOL, which is high in polyphenol and helps improve blood flow and burn off body fat, Konami Sports Club BLACKCURRANT, which is high in anthocyanin and controls active enzymes, and EXERDIET, which helps to burn off body fat efficiently during workouts. We also introduced a service called “Supplement Member”, a delivery service of popular supplements for our club members to their home addresses.

Our fitness equipment and entertainment health related products are designed, produced, developed, manufactured, marketed, sold and distributed by Konami Sports Life Corporation, our wholly owned subsidiary. However, Konami Sports Life Corporation merged with Konami Sports Corporation and became Konami Sports & Life Co., Ltd. as of February 28, 2006, to operate fitness club facilities and develop and manufacture heath-related equipment and supplement products with the aim of creating new markets and providing various health-related services.

Gaming & System Segment

Our Gaming & System segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in the United States, Australia and other overseas markets. Net revenues generated by our Gaming business, before elimination of intersegment revenues, amounted to approximately ¥11,643 million in fiscal 2005 and approximately ¥10,623 million in fiscal 2006, a decrease of approximately ¥1,020 million, or 8.8%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America.

Gaming Industry Overview

Global Gaming Industry

The North American market is the world’s largest gaming market, followed by the Oceania and Russian markets. Other major gaming markets include South America, Africa and Asia. The North American gaming market has been growing every year, with the number of major players in this market growing significantly.

Gaming in the United States

The gaming industry in the United States, has generally experienced substantial growth in the last decade. Prior to 1979, gaming was limited to Nevada. In 1979, gaming was legalized in New Jersey. Between 1979 and 1988, gaming activities by various Native American tribes developed, leading to the enactment of the federal Indian Gaming Regulatory Act. The growth of Native American gaming served as a catalyst for certain jurisdictions to consider non-Native American gaming because of its potential as a source of government revenue. Since 1989, various forms of gaming have been legalized in numerous states including but not limited to Colorado, Illinois, Indiana, Iowa, Louisiana, Michigan, Mississippi and Missouri. In addition, gaming facilities operate at casino hotels, river boat casinos and on cruise ships sailing out of numerous ports in and around the United States. Several other states have approved or are considering approval of some form of gaming.

Gaming in Australia

In Australia, the gaming industry is characterized by intense competition between manufacturers over a limited total market share due to an increase in the gaming tax rate and restrictions on the numbers of gaming machines permitted to be installed in larger states, as part of the Gambling Harm Minimization Policies implemented by the Australian government. Australia is the largest and most established market for gaming products outside of North America and is primarily oriented towards the video slot machine market.

Our Gaming Business

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. Our casino management system product enables simultaneous accounting, marketing management, customer management and security enhancement by connecting all of the gaming machines to a casino in a unified management system. We expect that our sales of casino management systems will contribute to more stable revenues in our gaming business, as we earn connection fees on an ongoing basis after installation, as well as revenues from sales that are realized at the time of installation. Due to the acquisition of Paradigm Gaming Systems, Inc., we are further expanding our opportunities in the gaming machine market in North America and are steadily expanding our client list. We have received licenses to manufacture and/or sell gaming machines in almost all of the major states and provinces in North America and Canada that permit gaming. For example, we acquired licenses from New Jersey in 2004 and Oklahoma and Alberta, Canada in 2005. In September 2005, we participated in the Global Gaming Expo to introduce our new model K2V series and casino management systems to demonstrate the expanded scope of our products. Additionally, in October 2005, we entered into an agreement for a large-scale installation of the Casino Management System in Quebec, Canada.

We originally started our Gaming & System segment with sales of video slot machines in Australia and later introduced our video slot machine products into the North American market. We are currently focused on the development of new models, including mechanical slot machines, to secure revenues generated in the North American market, where the market share of mechanical slot machines accounted for more than half of the entire market in 2003, according to data from the State Gaming Commissions, and a substantial portion of the demand for gaming machines is attributed to mechanical slot machines.

Production

Our gaming machines and casino management system, sold in North America are assembled at our production facility in Las Vegas, Nevada. Gaming machines sold in Australia are assembled at our production facility in Sydney, Australia. Our products are assembled utilizing various parts and components from a large base of local vendors. A Japanese branch of our North American subsidiary supplies certain software and electronic components to our overseas production facilities. We have also identified alternate sources of supply for significant parts and components in the event any of our current vendors fail to meet order requirements.

We completed the construction of a new building in Las Vegas in June 2005. Almost half of our worldwide sales are derived from the U.S. market, and products sold in the U.S. market are built solely in the facility in Las Vegas. We believe we have thus achieved more efficient operations through increased production capacity compared to our previous building and an enhanced training facility for customers of our casino management system.

Marketing, Sales and Distribution

Our gaming machines are marketed, sold and distributed overseas through our local subsidiaries directly to casino operators. Currently, in Las Vegas, which is representative of the North American market, there is substantial management integration of gaming facilities.

Other Operations

Pachinko

Pachinko—Overview of Merchandise and Industry

The pinball-like game of pachinko is a national pastime in Japan. Players purchase a supply of tiny metal pinballs that they then propel with a motorized trigger at a maximum permitted rate of 100 times a minute through a vertically mounted pinball-like maze in a pachinko machine. As the balls bounce through a maze of pins, they either hit jackpots to produce more balls or fall into the gutter at the bottom of the machine. The board face, which has moving images on a LCD panels and flashing lights is designed to attract potential players and is the most important component. Our LCDs are installed in the board face of machines.

The number of pachinko outlets in Japan has decreased in the last few years. According to the National Police Agency released on April 2006, the number of nationwide pachinko outlets has decreased 452, by 2.9%, to 15,165 for the year end of 2005. However, the number of pachinko machines per outlet has increased 323.1 or 1.5% from the previous year, which is attributable to the progress in the upsized growth in floor area of outlets, resulting from increases in the number of machines per outlet, and to easing of regulations on pachinko.

Our Pachinko LCD Operations

We develop software that is incorporated into and sold together with LCDs for pachinko machines. The life cycle of such software for LCDs is approximately several months to one year.

Currently, we typically introduce between five and ten new pachinko software installed in LCDs each year. Pachinko machines must be inspected by The Security Electronics and Communications Technology Association, an extra-governmental organization associated with the Metropolitan Police Department, before being marketed in Japan. This process exposes us to possible delays in our introduction of new software installed in LCDs because we may be required to change software content.

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

Development, Production and Components Supply

We develop software for LCDs used in pachinko machines and, in a few limited cases, we have begun to outsource a portion of the software production to various third parties who produce our software to our circuit design specifications. We also work with third-party contractors who integrate the software with LCDs, semi-conductors and printed circuit boards that we order from major electrical manufacturers in Japan. We have encountered difficulties in the past in procuring LCDs in sufficient quantities, although less 50 currently due to the increasing production capabilities of LCD makers. However, there is also increasing demand for semiconductors due to advanced LCD technologies and, in order to avoid future procurement problems, we place orders in advance to meet the requirements. We have not encountered, and do not expect to encounter, any difficulty in procuring printed circuit boards for our use. After our contractors have integrated the software and hardware, we then supply the bundled unit to the pachinko hardware manufacturer for the relevant pachinko machines.

Marketing and Sales

We sell our LCDs directly to pachinko machine manufacturers. Some of the larger manufacturers publish their own software for pachinko machines, but most manufacturers purchase software from third parties, including us. We commenced sales in 1992 and currently have basic product and sales agreements with over seven companies with which we try to strengthen business relations.

Other—Konami School

In order to bring talent to each of our business areas, we established Konami School, Inc. in August 2003 and opened Konami School in April 2004. We are fostering talents for our various business areas, including game creators and fitness club staffs.

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

Our significant brand licensing activities include the following:

•	We have obtained licenses from Major League Baseball Properties, Inc., and Major League Baseball Players Association, FIFPro Commercial Enterprises BV and Japanese sports organizations such as the Professional Baseball Organization of Japan, the Japan Professional Soccer League, or J-League, and the Japan Football Association.

•	We have obtained licenses from film makers, comics publishers and animation companies, including Nihon Ad Systems Inc., Kodansha and Shogakukan Production Co., Ltd.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2004, 2005 and 2006:

Year Ended March 31, 2004	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment (1)	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income (loss)	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Year Ended March 31, 2005	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment (1)	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income (loss)	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Property and equipment, net	¥44,775	¥1,018	¥472	¥330	¥46,595	—	¥46,595

Year Ended March 31, 2006	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment (1)	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Property and equipment, net	¥39,888	¥1,815	¥454	¥295	¥42,452	—	¥42,452

Year Ended March 31, 2006	Japan	Americas	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Thousands of U.S. Dollars)
Net revenues:
Customers	$1,643,892	$287,707	$233,140	$66,784	$2,231,523	—	$2,231,523
Intersegment (1)	268,051	13,153	7,679	3,072	291,955	$(291,955)	—

Total	1,911,943	300,860	240,819	69,856	2,523,478	(291,955)	2,231,523
Operating expenses	1,894,602	320,831	231,387	58,696	2,505,516	(295,113)	2,210,403

Operating income (loss)	$17,341	$(19,971)	$9,432	$11,160	$17,962	$3,158	$21,120

Property and equipment, net	$339,559	$15,451	$3,865	$2,511	$361,386	—	$361,386

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

One of our principal strategies is to significantly increase our overseas revenues in absolute terms and as a percentage of our overall revenues.

Our present overseas activities consist principally of sales of video game software, toy & hobby products, amusement arcade games and gaming machines and revenues from charges on mobile games. During fiscal 2004, our net revenues increased by ¥6,652 million in the United States due primarily to the continuous popularity of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! Trading Card Game, and by ¥19,532 million in Europe due primarily to an increase in sales of the Yu-Gi-Oh! game software, the Yu-Gi-Oh! Trading Card Game and soccer titles. During fiscal 2005, our net revenues in the United States and Europe decreased ¥12,113 million and ¥528 million, respectively, due principally to slowed-down sales of the Yu-Gi-Oh! game software and the Yu-Gi-Oh! Trading Card Game, which offset growth in sales of gaming machines and METAL GEAR SOLID series in the United States and the METAL GEAR SOLID series in Europe.

In fiscal 2006, our net revenues decreased ¥7,731 million in the United States and ¥7,039 million in Europe, respectively, resulting mainly from a decline in sales of video game software in the United States, as well as a decline in our net revenues from the Gaming & System segment due to a transition period toward new gaming machines in the United States during the fiscal year. In Europe, we experienced decreased sales of the Yu-Gi-Oh! Trading Card Game.

We initiated overseas operations by exporting amusement arcade games in 1979, and in 1982 we established a sales subsidiary in the United States. In subsequent years, we established additional sales subsidiaries in Germany, the United Kingdom, Korea, Singapore and Hong Kong, and a software game development subsidiary in Shanghai. In February 1997 we established Konami Gaming, Inc. to manufacture and distribute gaming machines in Nevada. Having received all licenses required by the state and county officials in Nevada, we began distributing gaming machines in Nevada beginning in fiscal 2001. Since then, we have received similar licenses and/or permission to operate in major states in North America. In addition, we have been licensed by Native American tribes in California, Arizona, New Mexico, Minnesota and Michigan. We have obtained licenses in a number of other gaming jurisdictions in North America. Konami Australia Pty Ltd., which became our consolidated subsidiary in October 2001, have obtained licenses to manufacture and sell gaming machines in all states in Australia, and exports gaming machines to overseas markets.

During the fiscal year ended March 31, 2001, the gaming machines we sold in the United States and two video slot machine components we exported to Australia were produced in Japan. Later, our production facility in Las Vegas, Nevada, which houses the headquarters and principal manufacturing facility of our U.S. gaming machine business, began operations in September 2001 and built a new building and started full production operations in June 2005.

In October 2003, Konami of America, Inc., our sales subsidiary in the United States, added a new function of overseas business administration to its existing sales business and changed its name to Konami Digital Entertainment, Inc. It established a new administrative office in Los Angeles in order to conduct various activities responding to local market needs for expanding shares of our Computer & Video Games business overseas. Subsequent to the introduction of this regional autonomy system, all overseas offices in our Digital Entertainment business changed their names to Konami Digital Entertainment.

Recently we launched sales of our video game software in China with the release of WORLD SOCCER Winning Eleven 7 INTERNATIONAL for PlayStation 2. We are committed to build our market share in China by localizing our popular products for the Chinese market. Additionally, in Korea, we released the PC online-game version of WORLD SOCCER Winning Eleven 9 in March 2006 following the online-game version of Yu-Gi-Oh. We plan to start full operation in other Internet-developed countries in Asia.

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

Year Ended March 31, 2004
Segment	Focus of R&D Activity
Digital Entertainment	Software such as WORLD SOCCER Winning Eleven 7 and JIKKYOU PAWAFURU PUROYAKYU SERIES.
Card games such as the Yu-Gi-Oh! Trading Card Game series, boys’ toy products and infants such as GRANSAZERS and bath and toiletry products.
Video games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY, new software for music simulation games such as DrumMania and pop’n music, “e-AMUSEMENT” system which connects above video games through the Internet, medium- and large-sized token operated games such as Fantasic Fever, FORTUNE ORB and GI series, as well as software for pachinko LCDs.
Health & Fitness	Fitness machines such as “EZ Series”.
Gaming	Gaming machines and software for North America and Australia.

Year Ended March 31, 2005
Segment	Focus of R&D Activity
Digital Entertainment	Video Game Software such as METAL GEAR SOLID 3 SNAKE EATER and WORLD SOCCER Winning Eleven 8, online-game version of WORLD SOCCER Winning Eleven Series and Yu-Gi-Oh! series and game content for mobile telephones.
Arcade games such as the Yu-Gi-Oh! Trading Card Game series and toys such as THE JUSTIRIZERS.
Video games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY, new software for music simulation games such as DrumMania and pop’n music, medium- and large-sized token-operated games such as WingFantasia and GI-TURF WILD, game software for pachinko LCDs, and amusement software compatible with “e-AMUSEMENT”
Health & Fitness	Fitness machines such as “EZ Series” and supplements such as FLAVANGENOL.
Gaming	Gaming machines, software and casino management systems for North America and Australia.

Year Ended March 31, 2006
Segment	Focus of R&D Activity
Digital Entertainment	Software such as GENSOSUIKODEN V and WORLD SOCCER Winning Eleven 9, online-game version of WORLD SOCCER Winning Eleven Series and Yu-Gi-Oh! Series and game content for mobile telephones.
Card games such as the Yu-Gi-Oh! Trading Card Game series and toys such as SAZER X.
Video games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY, new software for music simulation games such as DrumMania and pop’n music, medium- and large-sized token-operated games such as FORTUNE ORB 3 and GI series and amusement software compatible with “e-AMUSEMENT”
Health & Fitness	Fitness machines such as “EZ Series” and supplements such as FLAVANGENOL.
Gaming & System	Gaming machines, software and casino management systems for North America and Australia.

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

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., is expected to focus on strengthening software development and expanding the lineup of online games. Also, in October 2004, Sammy Corporation founded Sega Sammy Holdings Inc., a holding company through which it acquired SEGA Corporation. In addition, Bandai Co., Ltd. and Namco Limited consolidated their operations to establish Namco Bandai Holdings Inc. in September 2005, and later established Namco Bandai Games Inc. through the consolidation of their domestic game businesses in March 2006.

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

Our competitors and potential competitors in the video game software industry include the following:

•	Other Japanese publishers of video game software, including Capcom Co. Ltd., Square Enix Co., Ltd., Namco Bandai Games Inc., and Sega Sammy., as well as overseas publishers such as Acclaim Entertainment, Inc., Activision Inc., Eidos PLC, Electronic Arts Inc., Infogrames SA, Take-Two Interactive Software, Inc., THQ Inc. and Vivendi Universal Publishing.

•	Integrated video game system hardware/software companies, such as Sony, Microsoft and Nintendo, which compete directly with us in the development and publishing of software titles for their respective platforms.

•	Large diversified entertainment or software companies, many of which own substantial libraries of available content and have substantially greater financial resources than we have, and which may decide to compete directly with us or to enter into exclusive relationships with our competitors.

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

Our most significant competitors in the market for toy & hobby products are mainly toy makers, such as Namco Bandai. We believe that the most significant competitive factor in the market for toy & hobby products is the ability to timely develop popular products based on appealing characters and themes. In addition, there have been business reorganizations such as consolidation of the operations of Takara Co., Ltd. and Tomy Co., Ltd. in March 2006 and their establishment of Takara Tomy Co., Ltd.

The market for video game machines and token-operated game machines for amusement arcades in Japan is dominated by a few large manufacturers, including ourselves as well as Sega Sammy and Namco Bandai, and competition in these markets is intense. The principal method of competition in the market for video game machines and token-operated game machines for amusement arcades is new product development.

The market for software for LCDs for pachinko machines in Japan is relatively stable, with manufacturers of pachinko machines having close relationships with particular producers of such software. We believe that we have benefited from our ability to provide software with strong entertainment value rather than speculation-oriented software. Competitors that produce entertainment-oriented software may pose a threat to us. We believe that our strong relationships with pachinko machine manufacturers and our reputation for making reliable, appealing products give us a competitive advantage in the market for software for LCDs for pachinko machines.

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

Our principal competitors in overseas gaming machine markets include International Game Technology, Bally Technologies, Inc., Aristocrat Leisure Limited and WMS Industries Inc. A library of strong performing games, the possession of valuable patents and the development of unique products differentiable from those of others can be a significant competitive advantage. Other methods of competition include quality and breadth of sales and service organizations, financial stability of the manufacturer, and pricing.

Intellectual Property

As of March 31, 2006, we had approximately 3,962 trademarks, 949 patents 4 registration of utility model and 187 registered designs (excluding applications pending) in Japan and we also had approximately 4,934 trademarks, 1,207 patents and 352 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, creative products, LCDs for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

Intellectual property for video game software is registered to us, our development subsidiaries or to us and our development subsidiaries as joint owners.

We believe that our trademarks (which, once registered, are perpetual, subject to use and payment of registration fees) and other intellectual property rights referred to above are important assets. Accordingly, we established divisions to necessary steps to secure and protect such rights, including registration with appropriate authorities and, if necessary, legal proceedings. The non-registration or expiration of registration of some of our intellectual property rights could have a material adverse effect on our business.

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

Regulation

Gaming

General

The manufacture, sale and distribution of gaming devices, equipment and related software is subject to federal, state, tribal and local regulations in the United States and foreign jurisdictions. While the regulatory requirements vary from jurisdiction to jurisdiction, the majority of these jurisdictions require licenses, registrations, permits, findings of suitability, documentation of qualification including evidence of financial stability and/or other required approvals for companies who manufacture and distribute gaming equipment, as well as the individual suitability or licensing of officers, directors, major shareholders and key employees. Laws of the various gaming regulatory agencies generally serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption.

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

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Commission or the chairman of the GCB may be found unsuitable. The same restrictions apply to a record owner who fails to identify the beneficial owner, if requested to do so. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of our voting securities beyond that period of time as may be prescribed by the Commission may be guilty of a criminal offense. We are subject to disciplinary action, and possible loss of our approvals, if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us or any of our licensed gaming subsidiaries, we (i) pay that person any dividend or interest upon our voting securities, (ii) allow that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) give remuneration in any form to that person, for services rendered or otherwise, or (iv) fail to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the Clark County authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming licensee.

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

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such person, and who proposes to become involved in a gaming venture outside of Mississippi, is required to deposit with the Mississippi Commission, and thereafter maintain, a revolving fund to pay the expenses of investigation by the Mississippi Commission, and thereafter maintain, a $ 10,000 of revolving fund to pay the expenses of investigation by the Mississippi Commission of their participation in foreign gaming operations. This revolving fund is subject to increase or decrease at the discretion of the Mississippi Commission. As a licensee, we are required to comply with certain reporting requirements imposed by the Mississippi Act. The Mississippi Commission may require us to file an application for a finding of suitability concerning an actual or intended activity or association in a foreign gaming operation. A licensee is also subject to disciplinary action by the Mississippi Commission if the licensee knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required by Mississippi gaming operations, engages in activities that are harmful to the State of Mississippi or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Mississippi on the grounds of personal unsuitability.

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

With respect to security holders, the New Jersey Commission may waive the qualification requirement for “institutional investors”, as defined in the New Jersey Act, of an applicant if: (i) there is no reason to believe that the institutional investor may be unqualified; (ii) the institutional investor holds less than ten percent of the outstanding securities; (iii) the securities were acquired for investment purposes only, and (iv) the holder has no intention of influencing the affairs of the applicant, other than voting its securities. The New Jersey Act defines an “institutional investor” as (i) any retirement fund administered by a public agency for the exclusive benefit of federal, state or local public employees; (ii) an investment company registered under the Investment Corporate Law of 1940; (iii) a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, (iv) a closed end investment trust; (v) a chartered or licensed life insurance company or property and casualty insurance company; (vi) banking or other licensed or chartered lending institutions; (vii) an investment adviser registered under the Investment Advisers Act of 1940, and (viii) such other persons as the New Jersey Commission may determine for reasons consistent with the policies of the New Jersey Act.

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

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission, or the NIGC, and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. As of June 30, 2006, we have received approvals to supply gaming equipment and component to 16 states of Native American.

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

Video Game Software

Japan.    No governmental entity in Japan is authorized to censor the content of computer entertainment software. The Computer Entertainment Supplier’s Association, or CESA, is a Japanese industry association that conducts market surveys, research and other activities to promote the computer entertainment software industry in Japan. CESA’s members are corporations and individuals engaged in projects relating to the development, manufacture and sale of computer entertainment software and organizations comprised of such individuals or organizations. We are a member of CESA and our Chief Executive Officer, Kagemasa Kozuki, had been the Chairman of CESA since its establishment in 1996 for three terms over six years.

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

Property

The following table sets forth information, as of March 31, 2006, with respect to our principal establishments:

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment		Land Space	Floor Space	Tenure
				(millions of yen)		(square meters)

Holding Company	Chiyoda-ku, Tokyo	Holding Companu	Administrative	¥40		—	4,234	Leased

Konami Digital Entertainment	Minato-ku, Tokyo	Digital Entertainment	Production, Sales, Administrative	¥2,692		129	20,777	Leased

Konami Digital Entertainment Kobe Office	Nishi-ku, Kobe	Digital Entertainment	Production, Manufacturing, Administrative	¥—	*	—	9,035	Owned

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment			Land Space	Floor Space	Tenure
				(millions of yen)			(square meters)

Konami Digital Entertainment Zama Office	Zama, Kanagawa	Digital Entertainment	Production, Manufacturing, Administrative	¥	*		—	7,854	Owned

Konami Gaming, Inc., Japan Branch	Zama, Kanagawa	Gaming & System	Production, Manufacturing, Administrative		¥—	*	—	1,489	Owned

Game Software Company, Harumi Office	Chuo-ku, Tokyo	Digital Entertainment	Production, Administrative	¥	*		—	4,035	Leased

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 209 locations	Health & Fitness	Fitness club		¥506		8,732	696,352	Some owned and some leased

Konami Real Estate, Inc.	Shinjuku-ku, Tokyo and other	Other	Home Leasing	¥	*		700	1,409	Owned

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Other	Leader Training Facility		¥219		479,461	14,612	Owned

Konami Real Estate, Inc.	Shinagawa-ku, Tokyo	Other	Office Leasing		¥9		41,932	92,830	Owned

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Digital Entertainment	Sales, Administrative		¥623		—	7,433	leased

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Digital Entertainment	Sales, Administrative		¥67		—	4,582	Leased

Konami Digital Entertainment B.V.	London, U.K.	Digital Entertainment	Sales, Administrative		¥9		3,440	1,670	Owned

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming & System	Production and sales of gaming machines		¥24		—	10,605	Leased

Konami Australia Pty Ltd.	New South Wales, Australia	Gaming & System	Production and sales of gaming machines		¥—		—	7,753	Leased

*	Konami Digital Entertainment Japan manages and controls Machinery and Equipment.

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2006. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)		Shares held by us, directly or indirectly (%)	Principal business	Establishment date

In Japan

Konami Digital Entertainment Co., Ltd.	Chiyoda-ku, Tokyo		¥26,000	100

Plan, produce, manufacture and sell video game software, toys, card games, video games for amusement facilities, online games, content, for mobile phones, music and video package products, books and magazines.

						March 2006

KPE, Inc.	Minato-ku, Tokyo		¥100	100	Sales of pachinko LCDs	June 1997

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo		¥5,040	100	Operation of fitness clubs and sales of fitness equipment	March 1973

Konami Real Estate, Inc.	Chuo-ku, Tokyo		¥10,000	100	Real estate management	December 1987

Konami School, Inc.	Chuo-ku, Tokyo		¥80	100	Development and education of creators	August 2003

Konami Career Management, Inc.	Chuo-ku, Tokyo		¥60	100	Recruitment of human resources	October 1995

The Club At Yebisu Garden Co., Ltd.	Meguro-ku, Tokyo		¥200	70	Operation of fitness clubs	January 1994

HUDSON SOFT CO., LTD.	Chuo-ku, Tokyo		¥5,064	54	Development of video game, mobile and online game software	May 1973

Internet Revolution, Inc.	Minato-ku, Tokyo		¥1,250	70	Operation of portal site	February 2006

Resort Solution, Inc. (1)	Shinjuku-ku, Tokyo		¥3,948	20	Operation of golf courses, hotels and resorts	February 1931

One other company

Overseas

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	U.S.$	21.5	100	Sales of video game software, toys and hobby products and production and sale of amusement games	November 1982

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	U.S.$	25.0	100	Production and sales of gaming machines	February 1997

Konami Corporation of America	Redwood City, California, U.S.A.	U.S.$	35.5	100	Holding company	October 1996

Hudson Entertainment, Inc.	San Mateo, California, U.S.A.	U.S.$	1.0	54	Production of network contents	October 2003

Name	Registered office	Issued share capital (in millions)		Shares held by us, directly or indirectly (%)	Principal business	Establishment date

Konami Digital Entertainment of Europe B.V.	Amsterdam, Netherlands		€9.0	100	Holding company, production and sale of toys and hobby products	November 1997

Konami Digital Entertainment GmbH	Frankfurt am Main, Germany		€5.1	100	Sales of video game software	December 1984

Konami Digital Entertainment Limited	Queen’s Road Central, Hong Kong, China	HK$	19.5	100	Sales of video game software and amusement arcade games and sales of toys and hobby products	September 1994

Konami Software Shanghai, Inc.	Xi Zang Zhong Road, Shanghai, China	U.S.$	2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$	3.0	100	Production and sales of gaming machines	November 1996

One other company

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2006 and which remain unresolved as of the date of the filing of this Annual Report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2006 herein refers to the fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment products, health products and services provider. We publish and distribute video game software for use by customers with home and handheld video game systems, principally those manufactured by Sony and Nintendo and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, and producing, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of fitness clubs in Japan. Furthermore, we produce and market a variety of entertainment and exercise machines and components, including fitness machines, gaming machines and LCDs for pachinko machines . We earn revenues and income and generate cash from sales of these products and services.

Through fiscal 2006, we divided our worldwide operations principally into three business segments for financial reporting purposes: Digital Entertainment, Health & Fitness and Gaming & System. The net revenue of these segments, before elimination of intersegment revenues, accounted for 63.0%, 31.0% and 4.1%, respectively, of our total net revenues, in fiscal 2006. Our consolidated net revenue for fiscal 2006 was ¥262,137 million.

With the increasing use of the Internet and the enhancement of digital technology, differences among businesses in the digital entertainment industry have been disappearing. The recent emergence of the online game market is further intensifying this trend. In this environment, in order to respond to diversifying customer needs, in April 2005, we merged , in addition to our three home-use video game software production consolidated subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc., and also Konami Online, Inc., which engaged in the planning, production and distribution of mobile and online games and Konami Media Entertainment, Inc., which engaged in the music and publication business with and into Konami. Furthermore, in April 2005, we re-positioned five of our businesses, Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia, as Digital Entertainment Businesses, and set up a framework to maximize the synergies among these businesses. With this new focus, we reorganized our business into three segments: the Digital Entertainment segment, Health & Fitness segment and Gaming & System segment.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent remain, affected by individual products or a series of products that are hits with consumers such as video game software and card game. See “ Factors Affecting Our Results of Operations—Hit Products.” We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, featuring a growing number and variety of products and services. We are also diversifying our revenue sources by expanding our businesses overseas. Our Digital Entertainment segments have been active in the North American and European markets and our Gaming & System segment has actively developed its operations in the North American market, the biggest gaming market in the world.

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

As a result of sluggish domestic markets in some of our business segments, we have been aggressively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. For example, in the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER Winning Eleven 9 and Pro Evolution Soccer 5, gained popularity in Japan and Europe and recorded sales of 5.8 million units worldwide in fiscal 2005 and over 7 million units in fiscal 2006. We seek to continue expanding our business by introducing products that were hits in the Japanese market into overseas markets, as well as developing and introducing products that reflect the unique customer preferences and the competitive environment in each market.

Our main business strategies for each segment are as follows:

•	Digital Entertainment Segment

In our Computer & Video Games business, we are striving to strengthen our content lineup and make it attractive to customers not only in Japan, but also worldwide in North America, Europe and Asia, by developing products that respond to the characteristics of each market.

In our Toy & Hobby business, we aim to develop globally and be on the cutting edge with unique innovative products in new markets, utilizing our strength in software, IT and content.

In our Amusement business, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades throughout Japan, by strengthening existing content.

In our Online business, we plan to continually provide “intangible” service, the new value made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, including mobile games and PC online games.

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

•	Gaming & System segment

In the Gaming & System segment, we aim to increase our revenue through development of competitive slot machines, better services for clients and improvement of client training for our casino management systems.

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

Hit Products

Most of our non-fitness related revenues come from sales of entertainment software and devices and are dependent on our ability to anticipate or influence the kinds of games and products that are popular with consumers. Revenues for our Digital Entertainment and Gaming & System segments are strongly affected by whether individual products or a series of products become “hits” with consumers. A single hit product can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through expansion and extension of the concept or characters from a popular games.

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

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold to 332 licenses in fiscal 2006.

These licenses typically require a guarantee of minimum future royalties. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our royalties expenses. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen an acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to produce higher revenues. For example, our Yu-Gi-Oh! Trading Card Game originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our “media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! Trading Card Game for our Toy & Hobby business and as a video game for our Computer & Video Games business.

Seasonal Fluctuations

Many of our products are in the greatest demand from November to January. These months correspond to the periods of children’s school holidays, and it is customary in Japan to buy such products as Christmas and New Year presents in December and January. In addition, demand in the U.S is highest from November, starting with Thanksgiving and through the Christmas season. However, our earnings may not necessarily reflect the seasonal patterns of the industry as a whole as a result of increased sales due to the occurrence of various sports events or the release of “hit” titles.

Investments and Acquisitions

We have sought growth and diversification through investments and acquisitions in sectors that are expected to result in increased revenue stability and growth. These investments and acquisitions affected the composition of our assets and liabilities and our results of operations, sometimes materially. Among other things, we recognized an increase in the amount of goodwill and intangibles with indefinite life on our consolidated balance sheet in connection with such acquisitions, which we test for impairment at least on an annual basis—see “ Critical Accounting Policies—Valuation of Intangible Assets and Goodwill”.

Due to changes in our business environment, we have reviewed our capital relationships with affiliates.

In particular, we have conducted the following transactions:

•	Sale of 23.0% of the common stock of TAKARA Co., LTD.(“Takara”), which we had acquired in fiscal 2001 and 2002, in April 2005, for which we realized a gain on sale of ¥6,917 million in the first quarter of fiscal 2006.

•	Consolidation of HUDSON SOFT CO., LTD. (“Hudson”), which was previously an affiliate accounted for by the equity method after our acquisition of 45.5% of its common stock in fiscal 2002, in April 2005, due to a capital investment of ¥1,434 million whereby we increased our interest to 54.0%.

•	Acquisition of 77.8% of the common stock of Konami Träumer, Inc. in fiscal 2004 and thereafter its merger with Konami in June 2005.

•	Acquisition of 34.8% of minority interest of Konami Computer Entertainment Studios, Inc., 36.9% of the minority interest of Konami Computer Entertainment Tokyo, Inc. and 37.6% of minority interest of Konami Computer Entertainment Japan, Inc. and the merger of these companies with Konami in April 2005. We recognized goodwill of ¥13,348 million from the acquisition of the minority interests in these companies as a result of these transactions in fiscal 2006.

•	Merger between Konami Sports Corporation and Konami Sports Life Corporation in February 2006, and acquisition of the remaining minority interest by share exchange in March 2006. We recognized goodwill of ¥6,596 million from the acquisition of minority interests in Konami Sports Corporation as a result of the transaction.

•	Acquisition of 20.0% of the common stock of Resort Solution Co., Ltd. in March, 2006, through which it became an affiliate accounted for by the equity method.

Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen — most significantly, U.S. dollars and Euro, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar and yen-Euro exchange rate. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of shareholders’ equity and accumulated other comprehensive income until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

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

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of video game software for home and handheld game platforms, personal computers, and we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades, the production and distribution of software for mobile phones and online network, the production and sale of books and music of our products, as well as the planning and production of original TV animation.

Our video game software is sold mainly in the format of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox 360 and ROM-cartridges and other media for handheld video game platforms such as the Game Boy Advance, Nintendo DS and PlayStation Portable.

Our sales of video game software are strongly influenced by our ability to develop or acquire popular game content. See “—Factors Affecting Combined Results of Operations—Hit Products, Intellectual Property Licensing.” For instance, sales of video game software are significantly affected by sales volumes of video game systems. The potential market for a software product designed for a particular video game system is determined by the total number of such video game systems purchased by consumers, a number which is sometimes referred to as the “installed base” of such video game systems. When new hardware systems are introduced, we may experience a temporary decline in net sales attributable to video game software until we are able to produce one or more hit products that utilize the increased capabilities of the new hardware.

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

Our net revenue sales from card games and toys are principally affected by our identification and acquisition of rights to characters of popular comic books and TV programs, our ability to produce unique games, the number of children in the population, the timing of market entry, market competition, lifecycle of products and general economic trends. The toy industry in Japan is now faced with such issues as a decline of birthrates, young children’s shift away from toys due to their maturing at a younger age, and an increase in household expenses for children or other amusement purposes. However, the toy industry has not experienced a rapid decline in sales, but has continued a steady growth because of an increase in expense spent per child and a growing demand for toy products for adults along with an ageing society. In response, in order to maintain the balance of our business portfolio and to make our lineup of products more attractive, we strive to diversify products targeted to the Japanese market, especially boys’ toy products. For instance, we enhanced our reputation through sales of various action figures and others such as toys of SAZER X, a popular SF action hero TV program.

Net revenues from amusement arcade games are affected by market acceptance, the number and size of video arcades in Japan, introduction of hit titles and general economic trends. In addition, our e-Amusement service, which links amusement arcade machines throughout Japan online, is influenced by market acceptance of network-based interactive games, network stability, which is the backbone of our services, and general economic trends. In addition to creating new games, we believe that we may be able to increase margins and in this business by extending the life cycle of our existing arcade games by continuing to provide stable services after purchases of our machines. We also continue to benefit from sales of token-operated machines in Japan, mainly due to strong sales of G I-HORSEPARK, a series of G I-TURF WILD, FantasticFever 2. We are proud of being one of the leading companies in the token-operated machine industry in Japan. Because the arcade game industry in Japan continues to be streamlined, the average scale of each amusement arcade is expanding along with a decrease in the number of amusement arcades. Accordingly, large-scale token-operated machines that attract a large number of customers have a tendency to gain popularity within large amusement arcades.

Our online services are affected by market acceptance of network-based interactive games, the number of mobile phone and Internet users, network system stability, which is the backbone of our services, and general economic trends. We make every effort to strengthen stability of our network-based services through such measures as server maintenance and improved stress tests.

We are engaged in publishing books and in the production and sales of music and video software. Such sales are influenced by market acceptance of each media, our ability to select, find and develop attractive contents and general economic trends. The sale of books and magazines in Japan has remained flat, and the value of audio record shipments has continued to decline. On the other hand, the market for video software continues to expand. In particular, the widespread use of DVD players has driven strong growth in the sale and rental of DVD software. Thus, the markets for books, music and video are largely shaped by developments such as an increase in digitalization and in content distribution via the Internet and mobile phones. We are focused on maintaining stable sales of books on strategy for our game software, and are working on improvement of contents through identifying and developing new artists in the music business and planning and producing original animation.

Expenses.    Costs and expenses that we incur in the development of new video game software are expensed as research and development costs until such games reach technological feasibility, at which point we begin to capitalize the expenses. We expense capitalized costs to cost of revenues upon commercial release, as the commercial life of our software for home video game platforms is of short duration.

The rapid technological advances in home game consoles have significantly changed the software development process. The process of developing software for the new 128-bit consoles is extremely complex and we expect the process to become even more complex and expensive with the advent of more powerful next-generation game consoles. Our cost of revenues from software also includes the costs of licenses from content licensors. While some of our content licenses include prepaid or guaranteed royalties, most of the royalties we pay are on a revenue basis. We amortize the cost of prepaid royalties based on the number the associated products sold. We evaluate the future recoverability of any prepaid royalties and capitalized software development costs on a regular basis based on actual title performance. We expense as part of product development costs those capitalized costs that we deem unrecoverable.

Card games have historically shown a higher margin than other toy products due to their relatively low manufacturing costs. Costs include raw material costs, manufacturing outsourcing, licensing, research and development and administrative costs. Furthermore, because our card games and toys business is typically based on previously developed intellectual property, research and development costs are comparatively low.

As for amusement arcade games and token-operated games, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software contents for existing machines rather than selling new machines, because of lower cost of parts and raw materials. We are currently working on further improving margins in our Amusement business through the introduction of less expensive Network-linked amusement arcade games such as “e-AMUSEMENT” and other measures to decrease production costs.

Our cost of services rendered for mobile phones and personal computers game content consists of expenses incurred in the development of content, maintenance expenses for servers in our online services and service charge collection fees. We capitalize development and production costs in the same manner as for video game software for home video game platforms and then amortize such costs as cost of services rendered for a period of two to three years or based on the expected length of services.

Costs and expenses related to publishing books, producing music and broadcasting original animation on television are comprised mainly of costs to produce contents, costs paid for royalties on copyrights and royalties paid. Products in this business mainly use intellectual property rights that were developed in the past. As a result, thus research and development costs of our multimedia business are comparatively low.

Health & Fitness Segment

Net Revenues.    We are the largest fitness club operator in Japan according to the Leisure Paper issued by the Japan Productivity Center for Socio-Economic Development. We also design, manufacture and sell fitness-related games and exercise machines. As of March 31, 2006, we operated 209 fitness clubs that collectively served approximately 960,000 members. Our Health & Fitness segment had ¥81,209 million in net revenues or 31% of our total net revenue, before elimination of intersegment revenues, in fiscal 2006.

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

Our fitness clubs also collect additional revenues from ancillary sales and services, sales of consumables including meals in our in-club restaurants and nutritional products in our in-club stores, and fees for services such as jazzercise and other fitness classes, massage, fitness counseling, work-out programs and personal trainers.

Although we have not achieved expected growth, we expect to continue to increase revenues through club and membership growth. We currently serve many, but not all, of the major cities in Japan. We plan to extend our reach into new geographic markets until we cover all of Japan.

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the fitness club industry in Japan, we unified our collection of brands, including Egzas and PEOPLE, into a single brand: Konami Sports club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Furthermore, we launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information. Going forward, we plan to offer an IT health management system that will enable comprehensive management of a person’s health, connecting the three aspects of daily health and lifestyle—the fitness club, the home and outside the home.

Also, we focus more on improving the quality of our services than on reducing our prices in order to compete efficiently. For example, we offer value-added services such as spa and massage in our fitness clubs for extra charges. Also, we offer events and tours such as Honolulu Marathon tours and ski tours in which our members can participate. As a result of such efforts, the average amount spent per customer increased in fiscal 2006.

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

In fiscal 2004, our fitness-related game and fitness equipment business launched, a fitness game software that enables working out while enjoying exercising at home.

In fiscal 2005, we launched Refreshment bike, a fitness machine for home use with functions designed to generate high concentrations of oxygen and minus ions, Kenshin Keikaku, software that displays and manages exercise data saved on e-walkeylife, a multi-function pedometer, and FLAVANGENOL UP50 and FLAVANGENOL MSMPLUS, an original supplement.

In fiscal 2006, we have launched FORCEDREP UPPER BODY, a facility-use fitness machine, featuring a high level of safety which automatically controls the load on a user’s body through six modes to fit any individuals’ training, and BODYSCAN network-connectable composition scale with high accuracy. Also, we began to distribute our original supplements, EXERDIET and Konami Sports Club BLACKCURRANT.

Expenses.    Operating expenses for our Health & Fitness segment include, for our health and fitness club business, leases for facilities, salaries for trainers and other club employees, costs of fitness machines and other equipment, utilities charges, marketing expenses, costs for maintaining the facilities and depreciation. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club , and may be substantially longer than a year. However, since most of our expenses are fixed, operating margins tend to improve significantly with respect to each club as membership increases. Expenses for our fitness-related game and fitness equipment business are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses.

In fiscal 2006, we recognized impairment losses of ¥19,713 million related to our Health & Fitness segment, consisted of long-lived assets of ¥10,533 million and identifiable intangible assets of ¥9,180 million as a result of our annual impairment assessment. For long-lived assets, the impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by Konami. These impairment losses for long-lived assets were attributed to the deterioration of the operating performance of certain club locations. For identifiable intangible assets, the impairment charge consisted of ¥3,478 million ($29,608 thousand) for trademarks and ¥5,702 million ($48,540 thousand) for franchise contracts. These impairment losses for intangible assets were attributed to the segment’s failure to meet previous growth expectations and the cancellation of certain franchise contracts due to our review of such contracts during 2006.

Gaming & System Segment

Net Revenues.    In fiscal 2006, net revenues from the Gaming & System segment, before elimination of intersegment revenues, were ¥10,623 million, accounting for 4.1% of consolidated net revenues. The main revenue source for the Gaming & System segment is the sale of video slot machines and software contents in Australia and sales of videos, mechanical slot machines, casino management systems and software contents in North America. Revenues for the Gaming & System segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles and general economic trends.

Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 130 countries, and the number of countries authorizing casinos has been increasing each year according to the Tokyo Metropolitan Government, Bureau of Industrial and Labor Affairs. We believe that the market will continue to grow in 2007.

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, markets gaming machines, focusing on our main product ES series. Additionally, we are actively promoting the K2V series, a new platform which was released in fiscal 2006. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have gained a stable position in the Australian market as one of the other main gaming machine sellers and manufacturers. We believe the Australian gaming market is mature and has been leveling off, due in part to regulations limiting the maximum number of gaming machines allowed in each state, and we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market. As one source of potential overseas expansion, we are planning to gain a license for gaming in South Africa.

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. We participated in the Global Gaming Expo in September 2005, and advertised the expansion of our product line by exhibiting our products, including the new K2V series and our casino management systems.

In contrast to Australia, we believe demand for gaming machines in North America has been increasing. Also, following acquisition of a license in New Jersey, one of the largest gaming markets in North America, in August 2004, we are currently working to acquire additional licenses, mainly in Oklahoma, New Mexico and Alberta in Canada. Considering that there are ongoing plans to legalize casinos in Pennsylvania, if we are able to also receive product approvals, we expect to further expand our sales in the North American market. In order to meet increasing demand, we have built a new gaming machine facility in Las Vegas which commenced operations in June 2005, and which has significantly increased our production capacity compared to our previous facility.

Expenses.    Expenses in our Gaming & System segment are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses. In recent years, we have attempted to decrease our cost of revenues for the Gaming & System segment by acquiring parts and producing our machines in the markets in which they are sold, thereby reducing shipping costs and foreign exchange risks.

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
NET REVENUES:
Product sales revenue	¥196,136	¥183,030	¥186,875	$1,590,832
Service revenue	77,276	77,661	75,262	640,691

Total net revenues	273,412	260,691	262,137	2,231,523

COSTS AND EXPENSES:
Costs of products sold	115,229	114,547	112,613	958,653
Costs of services rendered	63,953	65,816	72,131	614,038
Impairment of long-lived assets and other intangible assets	—	—	19,713	167,813
Selling, general and administrative	53,517	52,192	55,199	469,899

Total costs and expenses	232,699	232,555	259,656	2,210,403

Operating income	40,713	28,136	2,481	21,120

OTHER INCOME (EXPENSES):
Interest income	488	518	716	6,095
Interest expense	(865)	(971)	(1,137)	(9,679)
Gain on sale of shares of an affiliated company	—	563	6,917	58,883
Other, net	(229)	(804)	(539)	(4,588)

Other income (expenses), net	(606)	(694)	5,957	50,711

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	40,107	27,442	8,438	71,831

INCOME TAXES:
Current	18,686	15,517	(4,785)	(40,734)
Deferred	(651)	(7,615)	(5,485)	(46,693)

Total	18,035	7,902	(10,270)	(87,426)

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	22,072	19,540	18,708	159,258

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	2,220	2,761	(4,267)	(36,324)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	252	(6,293)	33	281

NET INCOME	¥20,104	¥10,486	¥23,008	$195,863

Comparison of Fiscal 2006 with Fiscal 2005

Net Revenues

Net revenues increased by ¥1,446 million, or 0.6%, to ¥262,137 million for fiscal 2006 from ¥260,691 million for fiscal 2005, due primarily to a increase in sales of the Digital Entertainment segment resulting from ¥1,605 million or 1.0% of increase in sales to ¥165,276 million, before elimination of intersegment revenues, or 63.0% of the total net revenues. In our Computer & Video Games business, the WORLD SOCCER Winning Eleven series recorded solid sales, with sales of more than 7 million units including all the series released during the period. In our Toy & Hobby business, we continued to achieve strong sales of card games with sales of the Yu-Gi-Oh! Trading Card Game series remaining at the same level, reflecting increased sales in Japan that offset decreased sales in the U.S. and Europe. In the Amusement business, MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service and QUIZ MAGIC ACADEMY III received favorable reviews. Sales of the Health & Fitness increased by ¥2,103 million, or 2.7%, to ¥81,209 million for fiscal 2006 from fiscal 2005, whereas, sales of the Gaming & System segment decreased by ¥1,020 million, or 8.8%, to ¥10,623 million. We consolidated the results of operations of Hudson in the Digital Entertainment segment for the first time in fiscal 2006. Excluding the effect of Hudson, net revenues decreased by ¥8,808 million or 3.4%, to ¥251,883 million for fiscal 2006 from ¥260,691 million for fiscal 2005 due primarily in the Computer & Video Games business to fewer releases of major software titles in fiscal 2006 due to the transition period to develop toward new game consoles, which were partially offset by the positive effect to the yen based net revenues due to fluctuation in foreign currency exchange rates, especially the yen-U.S. dollar rate. For additional information regarding the increases and decreases in sales for each segment, see “—Segment Information.”

Cost of Revenues

Cost of revenues, which is the sum of costs of products sold and costs of services rendered, increased by ¥4,381 million, or 2.4%, to ¥184,744 million for fiscal 2006 from ¥180,363 million for fiscal 2005. Excluding the effect of Hudson, cost of revenues decreased by ¥1,368 million, or 0.8% to ¥178,995 million for fiscal 2006 from ¥180,363 million for fiscal 2005 due primarily to a decrease of sales. We were also able to reduce our cost of revenues, as a result of our “Selection and Concentration policy” whereby we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues, especially in our Digital Entertainment segment.

Impairment of long-lived assets and goodwill

We recorded pre-tax impairment charges of ¥10,533 million reducing goodwill balances related to our Health & Fitness operations for the year ended March 31, 2006. The impairment charged related to club locations with operating performance that deteriorated in the current year. In addition, we also recorded impairment charges reducing the intangible asset balances related to our Health & Fitness operations in the amount of ¥9,180 million. See”—Critical Accounting Policies—Valuation of Intangible Assets and Goodwill”.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥3,007 million, or 5.8%, to ¥55,199 million for fiscal 2006 from ¥52,192 million for fiscal 2005, due primarily to an addition of Hudson as a consolidated subsidiary from fiscal 2006.

Operating Income

As a result of the foregoing, our operating income decreased by ¥25,655 million, or 91.2% to ¥2,481 million for fiscal 2006 from ¥28,136 million for fiscal 2005. As a percentage of net revenues, operating income decreased 9.9% to 0.9% in fiscal 2006 from 10.8% in fiscal 2005.

Other Income (Expenses), net

Other income (expenses), net, increased by ¥6,651 million to income of ¥5,957 million for fiscal 2006 from expense of ¥694 million for fiscal 2005, due to a gain on sale of entire shares of Takara, previously an equity-method affiliate in fiscal 2006, in the amount of ¥6,917 million

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased by ¥19,004 million, or 69.3%, to ¥8,438 million for fiscal 2006 from ¥27,442 million for fiscal 2005.

Income Taxes

Income taxes decreased by ¥18,172 million to a tax benefit of ¥10,270 million for fiscal 2006 from tax expense of ¥7,902 million for fiscal 2005, due primarily to a reversal of accrued income taxes to reflect the benefit derived from the tax deduction recognized upon the completion of the reorganization into a holding company structure, in the amount of ¥17,051 million, and to a decrease in income before income taxes of ¥19,004 million. As a result, the effective tax rate decreased by 150.5% to (121.7%) in fiscal 2006 from 28.8% in fiscal 2005.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries decreased by ¥7,028 million to a loss of ¥4,267 million for fiscal 2006 from income of ¥2,761 million for fiscal 2005, due primarily to impairment losses on long-lived assets and identifiable intangible assets in the Health & Fitness segment, and the effect of the additional acquisition of equity interests in and merger on April 1, 2005 with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies increased by ¥6,326 million to a profit of ¥33 million for the fiscal 2006 from a loss of ¥6,293 million for fiscal 2005, due primarily to sales of our entire shares of and termination of equity relationship with Genki Co., Ltd. (“Genki”), an equity-method affiliate for fiscal 2005 and Takara, previously an equity-method affiliate. Hudson, previously an equity-method affiliate, became a consolidated subsidiary in fiscal 2006. Takara and Hudson had incurred equity loss for fiscal 2005.

Net Income

As a result of the foregoing, our net income increased by ¥12,522 million, or 119.4%, to ¥23,008 million for fiscal 2006 from ¥10,486 million for fiscal 2005.

Comparison of Fiscal 2005 with Fiscal 2004

Net Revenues

Net revenues decreased by ¥12,721 million, or 4.7%, to ¥260,691 million for fiscal 2005 from ¥273,412 million for fiscal 2004, due primarily to a decrease in sales of the Toy & Hobby business resulting from decreased sales of the Yu-Gi-Oh! Trading Card Game from ¥49,500 million to ¥32,600 million, which more than offset a total increase in sales of the Computer & Video Games business, Amusement business and Gaming & System segments. For additional information regarding the increases and decreases in sales for each segment, see “—Segment Information.”

Cost of Revenues

Cost of revenues, which is the sum of costs of products sold and costs of services rendered, increased by ¥1,181 million, or 0.7%, to ¥180,363 million for fiscal 2005 from ¥179,182 million for fiscal 2004, due primarily to a decrease in sales of the low-cost Yu-Gi-Oh! Trading Card Game, as the increase in revenues from higher-cost products and services and an increase in personnel costs in the Health & Fitness segment more than offset a decrease in cost of the Yu-Gi-Oh! Trading Card Game.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥1,325 million, or 2.5%, to ¥52,192 million for fiscal 2005 from ¥53,517 million for fiscal 2004, due primarily to a decrease of ¥710 million in advertising expenses.

Operating Income

As a result of the foregoing, our operating income decreased by ¥12,577 million to ¥28,136 million for fiscal 2005 from ¥40,713 million for fiscal 2004. As a percentage of net revenues, operating income decreased 4.1% to 10.8% in fiscal 2005 from 14.9% in fiscal 2004.

Other Income (Expenses), net

Other income (expenses), net, increased by ¥88 million to ¥694 million for fiscal 2005 from ¥606 million for fiscal 2004, due to an increase in interest expense and increased losses associated with unfavorable currency exchange rates, which more than offset an increase in gain on sale of shares of affiliated companies.

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased by ¥12,665 million to ¥27,442 million for fiscal 2005 from ¥40,107 million for fiscal 2004.

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

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries increased by ¥541 million to ¥2,761 million for fiscal 2005 from ¥2,220 million for fiscal 2004, due primarily to an increase in the net profits of Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc., resulting from favorable sales of game software.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies decreased by ¥6,545 million to a loss of ¥6,293 million for the fiscal year ended March 2005 from a profit of ¥252 million for fiscal 2004, due primarily to losses resulting from our interest in Takara and Hudson.

Net Income

As a result of the foregoing, our net income decreased by ¥9,618 million to ¥10,486 million for fiscal 2005 from ¥20,104 million for fiscal 2004.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information”, or SFAS No. 131, we have three reportable operating segments for which separate financial information is available and reported in our consolidated financial statements. Our chief operating decision maker regularly evaluates this data in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. As required by SFAS No. 131, we present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management, derived from our U.S. GAAP financial statements.

Effective the first quarter ended June 30, 2005, we reorganized our five business segments into three: Digital Entertainment, Health & Fitness and Gaming & System. In accordance with this change, results for the year ended March 31, 2004 and for the year ended March 31, 2005 have been reclassified to conform to the presentation for the year ended March 31, 2006.

The following tables present net revenues, both including and excluding intersegment revenues, operating expenses and operating income (loss) for fiscal 2004, 2005 and 2006, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2004	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥175,890	¥78,875	¥10,947	¥7,700	¥273,412
Intersegment	554	24	—	(578)	—

Total	176,444	78,899	10,947	7,121	273,412
Operating expenses	128,826	76,128	10,255	17,490	232,699

Operating income (loss)	¥47,618	¥2,771	¥692	¥(10,368)	¥40,713

Year Ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥162,797	¥78,843	¥11,641	¥7,410	¥260,691
Intersegment	874	263	2	(1,139)	—

Total	163,671	79,106	11,643	6,271	260,691
Operating expenses	131,018	77,059	10,201	14,227	232,555

Operating income (loss)	¥32,653	¥2,047	¥1,442	¥(8,006)	¥28,136

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,392,900	$690,534	$90,415	$57,674	$2,231,523
Intersegment	14,063	783	17	(14,863)	—

Total	1,406,963	691,317	90,432	42,811	2,231,523
Operating expenses	1,118,804	836,537	89,921	165,141	2,210,403

Operating income (loss)	$288,159	$(145,220)	$511	$(122,330)	$21,120

Comparison of Fiscal 2006 with Fiscal 2005

Digital Entertainment segment

Net revenues of our Digital Entertainment segment, before elimination of intersegment revenues, increased by ¥1,605 million, or 1.0%, to ¥165,276 million in fiscal 2006 from ¥163,671 million in fiscal 2005 due primarily to strong sales of business-use game machines for amusement arcades and increased net revenues from online services. Excluding the effect of Hudson, which was included in our Digital Entertainment segment for the first time in fiscal 2006, net revenues of our Digital Entertainment segment decreased by ¥8,649 million or 5.3%, to ¥155,022 million for fiscal 2006, from ¥163,671 million for fiscal 2005. This was primarily due to fewer releases of the major software titles in our Computer & Video Games business compared to fiscal 2005, as we have focused our efforts on developing new game consoles for release in the next transition period.

In addition, we recorded strong sales of the Winning Eleven series for PlayStation 2, Xbox, PlayStation Portable and PC, with total sales of over 7 million units worldwide. We also recorded solid sales of game music in North America, with more than 800 thousand units of the Dance Dance Revolution series, including Dance Dance Revolution EXTREME2. However, sales of our titles taken as a whole decreased to 22.21 million units in fiscal 2006 from 24.4 million in fiscal 2005, and sale of titles from third parties also decreased to 1.85 million units in fiscal 2006 from 2.3 million in fiscal 2005. On the other hand, revenues from all card games including the Yu-Gi-Oh! Series, with expanding sales in Japan offsetting decreased sales in the U.S. and Europe, remained almost the same level as the fiscal 2005 and amounted to approximately ¥33,000 million in fiscal 2006. With respect to games for amusement arcades, we recorded higher sales of the MAH-JONG FIGHT CLUB series, one of the e-AMUSEMENT products.

Operating expenses increased by ¥408 million, or 0.3%, to ¥131,426 million in fiscal 2006 from ¥131,018 million in fiscal 2005. This increase includes an increase in cost of revenues and an increase in selling, general and administrative costs resulting from consolidation of Hudson, which was previously an equity method affiliate. Excluding the effect of Hudson, operating expenses decreased by ¥8,940 million, or 6.8% to ¥122,078 million in fiscal 2006 from ¥131,018 million in fiscal 2005 due primarily to our strategy, “Selection and Concentration policy” whereby we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues.

As a result, operating income increased by ¥1,197 million, or 3.7%, to ¥33,850 million in fiscal 2006 from ¥32,653 million in fiscal 2005.

Health & Fitness segment

Net revenues of our Health & Fitness segment, before elimination of intersegment revenues, increased by ¥2,103 million, or 2.7%, to ¥81,209 million in fiscal 2006 from ¥79,106 million in fiscal 2005. This increase was due primarily to an increase in revenue per member due to further improvements in the quality of our services and our offering of a wider range of value-added health-related services to our members, and to an increase in net revenues from operation of sports facilities outsourced to us by others.

Operating expenses increased by ¥21,209 million, or 27.5%, to ¥98,268 million in fiscal 2006 from ¥77,059 million in fiscal 2005, due primarily to impairment losses on long-lived assets and identifiable intangible assets of ¥19,513 million and an increase in expenses associated with improvements in the quality and safety of our services. For the fiscal year 2006, 6 facilities had been improved and 4 facilities are to be improved during fiscal 2007. Improvement expense is expected to be recognized every year, and for the fiscal year 2007, total of ¥509 million is estimated as improvement expense. As a result, operating loss of ¥17,059 million was recognized in fiscal 2006 compared to operating income of ¥2,047 million in fiscal 2005.

Gaming & System segment

Net revenues of our Gaming & system segment decreased by ¥1,020 million, or 8.8%, to ¥10,623 million in fiscal 2006 from ¥11,643 million in fiscal 2005. This decrease was due primarily to a decrease in revenues from sales of gaming machines and casino management systems at our U.S. subsidiary, Konami Gaming, Inc. Although sales of gaming machines by our Australian subsidiary, Konami Australia Pty Ltd, decreased slightly in Australia in fiscal 2006, we managed to maintain net revenues by expanding sales activities into other overseas markets.

Operating expenses increased by ¥362 million, or 3.5%, to ¥10,563 million in fiscal 2006 from ¥10,201 million in fiscal 2005. This increase was primarily due to an increase in the cost of reinforced development, and to an increase in the costs of development of software for gaming machines and of management systems. These costs were driven from recurring factor and are to be recognized continually. Operating income decreased by ¥1,382 million or, 95.8% to ¥60 million in fiscal 2006 from ¥1,442 million in fiscal 2005, reflecting the fact that revenues decreased and expenses increased.

Comparison of Fiscal 2005 with Fiscal 2004

Digital Entertainment Segment

Net revenues of our Digital Entertainment segment, before elimination of intersegment revenues, decreased by ¥12,773 million, or 7.2%, to ¥163,671 million in fiscal 2005 from ¥176,444 million in fiscal 2004.

Soccer titles for Video game software, including WORLD SOCCER Winning Eleven 8 and WORLD SOCCER Winning Eleven 8 LIVEWARE EVOLUTION for PlayStation 2 in Japan and Pro Evolution Soccer 4 for PlayStation 2, Xbox and PC in Europe, recorded sales of 5.8 million units worldwide, including Asia and North America. We also sold approximately 1.4 million units of the Dance Dance Revolution series, including Dance Dance Revolution EXTREME in North America. We continued to record strong sales of the Yu-Gi-Oh! series, including Yu-Gi-Oh! Capsule Monster Coliseum for PlayStation 2 and Yu-Gi-Oh! Destiny Board Traveler for Game Boy Advance, in North America and Europe, with total sales volume of more than 1.5 million units in North America and 1.2 million units in Europe respectively. On the other hand, sales of titles from third parties decreased to 2.3 million in fiscal 2005 from 3.1 million in the previous year. The revenue from the total card games including Yu-Gi-Oh! Trading Card Game amounted to ¥33,200 million in fiscal 2005 due primary to a decrease in sales of card games including the Yu-Gi-Oh! Trading Card Game in North America and Europe . This decrease more than offset a slight increase in sales from card games including the Yu-Gi-Oh! Trading Card Game in Asia. Net revenues of Video Game Machines for amusement arcades increased due primarily to the success of “e-AMUSEMENT” products for amusement arcades such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY and to a solid increase in net revenues of music simulation games such as pop’n music, GuitarFreaks & DrumMania.

Operating expenses increased by ¥2,192 million, or 1.7%, to ¥131,018 million in fiscal 2005 from ¥128,826 million in fiscal 2004. Operating income decreased by ¥14,965 million, or 31.4%, to ¥32,653 million in fiscal 2005 from ¥47,618 million in fiscal 2004.

Health & Fitness Segment

Net revenues of our Health & Fitness segment, before elimination of intersegment revenues, increased by ¥207 million, or 0.3%, to ¥79,106 million in fiscal 2005 from ¥78,899 million in fiscal 2004. This increase was due primarily to an increase in revenue per member due to further improvements in the quality of our services and our offering of a wider range of value-added health-related services to our members, and to an increase in net revenues from the sports facilities outsourced to us.

Operating expenses increased by ¥931 million, or 1.2%, to ¥77,059 million in fiscal 2005 from ¥76,128 million in fiscal 2004, due primarily to an increase in expenses associated with improvements in the quality and safety of our services.

Operating income decreased by ¥724 million to ¥2,047 million in fiscal 2005 from ¥2,771 million in fiscal 2004, reflecting the fact that expenses increased more than revenues.

Gaming & System Segment

Net revenues of our Gaming & System segment increased by ¥696 million, or 6.4%, to ¥11,643 million in fiscal 2005 from ¥10,947 million in fiscal 2004. This increase was due primarily to an increase in revenues from sales of casino management systems, as our U.S. subsidiary, Konami Gaming Inc. has substantially completed and commenced the marketing of the management systems. Although sales of gaming machines by our Australian subsidiary, Konami Australia Pty Ltd, decreased slightly in Australia in fiscal 2005, we managed to maintain net revenues by expanding sales activities into other overseas markets.

Operating expenses decreased by ¥54 million, or 0.5%, to ¥10,201 million in fiscal 2005 from ¥10,255 million in fiscal 2004. Operating expenses decreased slightly despite the increase in net revenues, due to an increase in sales of casino management systems. This was primarily due to a decrease in the cost of research and development related to casino management systems.

Operating income increased by ¥750 million, or 108.4%, to ¥1,442 million in fiscal 2005 from ¥692 million in fiscal 2004, reflecting the fact that revenues increased and expenses decreased.

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

Purchase Accounting

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as asset lives, can materially impact net income of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances by impairment charges, if the asset becomes impaired in the future.

In determining the estimated fair value for intangible assets, we typically utilize the income approach, which employs discounting of the projected future net cash flow using an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach or other methods include the projected future cash flows (including timing) and the discount rate reflecting the risks inherent in the future cash flows.

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life have been reassessed periodically based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.

As a result of reassessment in 2006 made after termination of certain franchise contracts, intangible assets related to franchise contracts which were previously determined to have an indefinite life have been determined to have a finite life of 14 years based on the current expectation as to future renewals of the existing contracts. After 2006 reassessment, intangible assets with an indefinite life included trademarks and gaming licenses. Intangible assets related to existing technology, customer relationships, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 2 to 15 years.

Valuation of Intangible Assets and Goodwill

Under the SFAS No. 142, “Goodwill and Other Intangible Assets.” we are required to perform an annual impairment test of our indefinite-lived intangible assets and goodwill. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

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

At March 31, 2005, we evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

However, in the fourth quarter of the fiscal year ended March 31, 2006, we determined that the fair value of indefinite lived assets related to trademarks and franchise contracts recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of our review based on the independent valuations. Accordingly, an aggregate non-cash impairment charge of ¥9,180 million ($78,148 thousand) was recorded in operating expenses for the year ended march 31, 2006. The impairment charge consisted of ¥3,478 million ($29,608 thousand) for trademarks and ¥5,702 million ($48,540 thousand) for franchise contracts. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations and the cancellation of certain franchise contracts by our review during 2006.

Valuation of Long-Lived Assets

Our long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets, “ whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

The factors most significantly affecting the impairment calculation are our estimates of future cash flows. Our cash flow projections carry several years into the future and include assumptions on variables such as growth in revenues, and our cost of capital inflation, the economy and market competition. Any changes in these variables could have an effect upon our valuation.

In prior years, we performed impairment reviews for our fitness club assets based on certain grouping of clubs in the same geographic area where club operations were characterized by interdependencies such as the sharing of costs and expenses. However, in fiscal 2006, in connection with changes in management of our Health & Fitness operation and in our operating structure of clubs, which eliminated these interdependencies among clubs, we reassessed our asset grouping for fitness clubs and changed our focus to an individual club operation level, which we consider to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected future cash flows are less than the carrying amount of the assets, those clubs are considered impaired and the assets are written down to fair value.

Based on our review, we recorded a pre-tax impairment charge of ¥10,533 million ($89,665 thousand) for our Health & Fitness operation for the year ended March 31, 2006. The impairment charges related to club locations with operating performance that deteriorated subsequent to the 2005 review or which had additions during the subsequent period that were found to be additionally impaired. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by us.

Software Development Costs

We utilize our internal development teams to develop our software. We account for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or

Otherwise Marketed”. We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable against future revenues. We expense software development costs incurred prior to technological feasibility to research and development. We evaluate the technological feasibility of our software in development on a product-by-product basis, based on our historical experience, whether the software is closely related to previously marketed software or uses existing technology, and other factors. For products where proven game engine technology exists, technological feasibility may occur early in the development cycle. We believe that our accounting policies for software development are critical for our financial statements as our decisions as to technological feasibility affect the timing of our recognition of the costs associated with development of our software products.

Revenue Recognition

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

Revenues from mobile game contents are derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to us. We have a collection risk for our accounts receivable except for certain mobile phone carriers. The carriers generally report the final sales data to us within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, we estimate our revenues based on available sales data, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

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

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. We typically sell to customers with whom we have a history of successful collection. New customers are subjected to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For our fitness clubs, the collectibility of membership fees is always assured as we charge members’ accounts one-month in advance. In addition, for our mobile game contents, we have a collection risk for our accounts receivable except for certain mobile phone carriers.

Income Taxes

In the ordinary course of our business, there are many transactions where the ultimate tax determination is uncertain. Also, tax exposures can involve complex issues and may require an extended period to resolve. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which it operates. This process involves estimating tax exposures in each jurisdiction including the impact, if any, of additional taxes resulting from the resolution of tax uncertainties and making judgments regarding the recoverability of deferred tax assets. Tax uncertainties are recognized to the extent we believe we should prevail in the event tax authorities conduct an examination. Judgments related to tax uncertainties are based on available interpretations of tax law which are subject to change.

The recoverability of deferred tax assets ultimately depends on the existence of sufficient taxable income of an appropriate character and we record a valuation allowance to reduce the deferred tax assets to an amount that is more likely than not to be recoverable. A change in our ability to continue to generate future taxable income could affect our ability to recover the deferred tax assets and requires re-assessment of the valuation allowance. Such changes, if significant, could have a material impact on our effective tax rate, results of operations and cash flows.

Accounting Developments

In November 2004, the FASB issued SFAS No.151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as excessive spoilage, double freight, and re-transportation charge be recognized as current period charges regardless of whether they meet the criterion of so abnormal as stated in Accounting Research Bulletins (“ARB”) No. 43. In addition, SFAS No.151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt SFAS No.151 for fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement will have a material effect on our consolidated financial statements.

In December 2004, the FASB issued a revision to SFAS No.123, “Accounting for Stock-Based Compensation” (“SFAS No.123R”). SFAS No.123R focuses on the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments that may be settled by the issuance of such equity instruments. The statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No.25, “Accounting for Stock Issued to Employees”, and generally would require instead that such transactions be accounted for using a fair-value-based method. We will be required to adopt SFAS No.123R at the beginning of the first annual period beginning after June 15, 2005. We do not expect the adoption of this statement will have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No.29”. SFAS No.153 focuses on the measurement of exchanges nonmonetary assets and redefines the scope of transaction that should be measured based on the fair value of the assets exchanged. We will be required to adopt SFAS No.153 for fiscal year beginning after June 15, 2005. We do not expect the adoption of this statement will have a material effect on our consolidated financial statements.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections—a Replacement of APB Opinion No.20 and FASB Statement No.3” focuses on the guidelines of procedures and reporting of accounting changes or error corrections. In addition, SFAS No.154 requires to re-state retroactively from the possible earliest period on the business practice when accounting changes and error corrections are reported. We will be required to adopt SFAS No.154 for fiscal year beginning after December 15, 2005. We do not expect the adoption of this statement will have a material effect on our consolidated financial statements.

In June 2005, the FASB issued FASB Staff Position (“FSP”) SFAS No.143-1, “Accounting for Electronic Equipment Waste Obligations”. SFAS No.143-1 focuses on accounting for certain liabilities of waste electrical and electronic equipment based on a guidance approved by European Union (“EU”). Business owners are required to assume obligations respect to the waste of electric equipment sold before August 13, 2005. We will be required to adopt SFAS No.143-1 on the later of (1) the fiscal year beginning after June 8, 2005, or (2) the date that guidance is approved by the EU. We do not expect the adoption of this statement will have a material effect on our consolidated financial statements.

In September 2005, the Emerging Issues Task Force (“EITF”) issued EITF issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 is effective for new arrangements entered into in reporting periods beginning after March 15, 2006 with early application permitted. We do not expect the adoption of this consensus will have a material effect on our consolidated financial statements.

In November 2005, the FASB issued SFAS No.115-1 and No.124-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments” (SFAS No.115-1). SFAS No.115-1 focuses on the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. SFAS No.115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. We will be required to adopt SFAS No.115-1 for fiscal year beginning after December 16, 2005. We do not expect the adoption of this statement will have a material effect on our consolidated financial statements.

Capital Expenditures

Our capital expenditures amounted to ¥11,562 million, ¥18,654 million and ¥48,004 million on an accrual basis during fiscal 2004, 2005 and 2006, respectively. During fiscal 2004, our capital expenditures consisted mainly of funds for the opening and repair of fitness clubs in the amount of ¥2,073 million and the development of in-house software in the amount of ¥1,239 million. During fiscal 2005, our capital expenditures consisted mainly of acquisition of computer software in the amount of ¥8,365 million. During fiscal 2006, our capital expenditures consisted mainly of acquisition of goodwill in relation to the mergers in Digital Entertainment segment and Health & Fitness segment in the amount of ¥21,253 million, opening new fitness clubs in the amount of ¥10,759 million and acquisition of intangible assets including mainly computer software in the amount of ¥4,365 million. We expect our capital expenditures for fiscal 2007 to be approximately ¥13,000 million on an accrual basis, which will relate to mainly Konami Super Campus, tools for products development and computer software.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis.

	Fiscal year ended March 31,
	2004	2005	2006	2006
	(millions of yen and thousands of dollars)
Capital expenditure in the consolidated statement of cash flows	¥8,788	¥15,818	¥14,513	$123,546
Property acquired under capital leases	2,294	1,844	9,079	77,288
Additions to long-lived assets including goodwill and Identifiable assets by acquisition	338	386	23,683	201,609
Effects of timing difference of payments and other	142	606	729	6,206

Capital expenditure (accrual basis)	¥11,562	¥18,654	¥48,004	$408,649

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

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2004, 2005 and 2006:

	Fiscal year ended March 31,
	2004	2005	2006	2006
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥34,326	¥27,760	¥23,879	$203,277
Net cash used in investing activities	(9,457)	(17,936)	(7,266)	(61,854)
Net cash used in financing activities	(11,685)	(8,077)	(38,330)	(326,296)

	13,184	1,747	(21,717)	(184,873)
Effect of exchange rate changes on cash and cash equivalents	(979)	951	828	7,049

Net increase (decrease) in cash and cash equivalents	12,205	2,698	(20,889)	(177,824)
Cash and cash equivalents at beginning of year	74,680	86,885	89,583	762,603

Cash and cash equivalents at end of year	¥86,885	¥89,583	¥68,694	$584,779

For the year ended March 31, 2006, we changed the presentation of “Purchases of treasury stock by subsidiaries” from net cash used in financing activities to net cash used in investing activities in the consolidated statements of cash flows. In addition, we revised the corresponding prior year presentation. The revision increased net cash used in financing activities and decreased net cash used in investing activities by ¥2,456 million and ¥3,593 million for the year ended March 31, 2004 and 2005, respectively.

Comparison of Fiscal 2006 with Fiscal 2005

Net cash provided by operating activities decreased by ¥3,881 million, or 14.0%, to ¥ 23,879 million in fiscal 2006 from ¥27,760 million in fiscal 2005. This decrease was due primary to an increase in the expenditure of tax payment along with elimination of net operating loss carryforward that we could utilize to decrease the expenditure of tax payment in the fiscal 2005.

Net cash used in investing activities decreased by ¥10,670 million, or 59.5% to ¥7,266 million in fiscal 2006 from ¥17,936 million in fiscal 2005. This decrease was due primary to investment in a new affiliate of ¥5,993 million offset by the proceeds from sales of shares of affiliates of ¥11,016 million along with the termination of equity relationship with these companies.

Net cash used in financing activities increased by ¥30,253 million yen, or 374.6% to ¥38,330 million for the fiscal 2006 from ¥8,077 million in the fiscal 2005. This was primarily due to the redemption of bonds of ¥ 15,000 million and payment of short-term borrowing of ¥12,551 million for some subsidiaries.

Comparison of Fiscal 2005 with Fiscal 2004

Net cash provided by operating activities decreased by ¥6,566 million, or 19.1%, to ¥27,760 million in fiscal 2005 from ¥34,326 million in fiscal 2004. This decrease was due primarily to a decrease in net income to ¥10,486 million in fiscal 2005 from ¥20,104 million in fiscal 2004. While we recorded strong results overall with favorable sales of soccer titles and the release of a new title in the METAL GEAR SOLID series in the Computer & Video Games business, we had even stronger sales, especially of the Yu-Gi-Oh! Trading Card Game in North America and Europe, in fiscal 2004.

Net cash used in investing activities increased by ¥8,479 million, or 89.7%, to ¥17,936 million in fiscal 2005 from ¥9,457 million in fiscal 2004. This was due primarily to an increase in capital expenditures of ¥7,030 million to ¥15,818 million in fiscal 2005 from ¥8,788 million in fiscal 2004, mostly reflecting an increase in the acquisition of intangible fixed assets including mainly computer software from ¥1,826 million in fiscal 2004 to ¥8,365 million in fiscal 2005. In addition, purchase of treasury stock by subsidiaries increased by ¥1,137 million to ¥3,593 million in fiscal 2005 from ¥2,456 million in fiscal 2004.

Net cash used in financing activities decreased by ¥3,608 million, or 30.9%, to ¥8,077 million in fiscal 2005 from ¥11,685 million in fiscal 2004. This was due primarily to a ¥1,007 million decrease in dividend payments, to ¥7,963 million in fiscal 2005 from ¥8,970 million in fiscal 2004, and a net increase in short-term and long-term borrowings from banks from ¥611 million in fiscal 2004 to ¥6,001 million in fiscal 2005. Net proceeds from bank borrowings during fiscal 2005 were used mainly for acquisition of treasury stock by Konami in the amount of ¥2,605 million, as compared to ¥3 million in fiscal 2004.

Long and Short-term Debt

Our debt includes both long-term debt and short-term borrowings. Our borrowing requirements have not been seasonal. Short-term borrowings consisted entirely of unsecured bank loans totaling ¥8,582 million as of March 31, 2005 and ¥958 million as of March 31, 2006. As of March 31, 2006, the long-term debt consisted mainly of ¥45,000 million of unsecured bonds described in the following paragraphs, of which ¥20,000 million is the current portion. It also included ¥3,975 million of unsecured loans from banks, of which ¥1,993 million is the current portion. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2006, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. Approximately 37% of our short-term borrowings as of March 31, 2006 were borrowed on a U.S. dollar basis, and interest rates on these borrowings corresponded to prevailing market rates in the U.S. The interest rates of our long-term debt and short-term borrowings ranged from 0.59% to 5.59% during fiscal 2006. We plan to refinance repayment of our debt and borrowings due in one to three years by a combination of all or some of the following funding sources: available cash reserves; cash provided by our operations; borrowings from banks or other financial institutions; and issuance of debt securities. We have earmarked a part of our substantial cash on hand, which was ¥68,694 million as of March 31, 2006, for the repayment of ¥15,000 million of unsecured bonds due in September 2006 and of ¥5,000 million of unsecured bonds due in December 2006.

During fiscal 2002, we issued series 3, 4 and 5 unsecured domestic bonds, due 2005, 2006 and 2007, respectively. Each of the bonds was issued for ¥15,000 million for an aggregate total principal amount of ¥45,000 million. During fiscal 2003, our consolidated subsidiary, Konami Sports Corporation (now Konami Sports & Life Co., Ltd.), issued unsecured domestic bonds series 1, 2 and 3 due 2006, 2007 and 2008, respectively. Each series of the bonds was issued for ¥5,000 million to total an aggregate principal amount of ¥15,000 million. The interest rates of these bonds issued by Konami and Konami Sports Corporation (now Konami Sports & Life Co., Ltd.) range from 0.70% to 1.39%.

In connection with our purchases of certain products for distribution in North America and Europe, including Game Boy cartridges and GameCube discs, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2006, we had no outstanding letters of credit.

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

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing video game software, toy & hobby products, amusement arcade games and gaming machines. Research and development expenses are charged to income as incurred. On a consolidated basis, we spent ¥1,382 million, ¥1,813 million and ¥2,446 million on research and development for fiscal 2004, 2005 and 2006, respectively.

D.    Trend Information.

While our results of operations for fiscal 2007 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2007 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2007 due to stable revenues generated by regular titles in each segment, although we expect lower net income due to the fact that we do not expect a reversal of tax liabilities as in fiscal 2006. We base our expectations on the following assumptions:

Our fiscal 2007 business plans are formulated on the basis of the following assumptions:

•	Digital Entertainment segment: In the Computer & Video Games business, the popularity of the Winning Eleven series is expected to continue to increase its sales from fiscal 2006 due to the popularity of the 2006 World Cup in Germany. However, we expect sales volume and net revenues as a whole to remain almost at the same level as fiscal 2006as a result of our “Selection and Concentration Policy” whereby we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues. We expect our net revenues of our Toy & Hobby business to remain almost at the same level as fiscal 2006, reflecting solid sales of the Yu-Gi-Oh! Trading Card Game in fiscal 2006. We expect net revenues of our Amusement business to increase, as a result of additional sales from our standard series products and improvement and expansion of “e-AMUSEMENT” products. We expect an increase in net revenues in our Online business, reflecting a growth of home online gaming and revenues from mobile game contents. We expect an increase in net revenues in our Multimedia business as a result of evolvingoriginal animations collaborating with other segments.

•	Health & Fitness segment: We expect an increase in sales by our Health & Fitness segment in fiscal 2007, thanks to continuing factors, such as improved average spending per member, a higher retention rate of existing members and the establishment of new fitness clubs, as well as to the release of new health-related products such as home fitness equipment and care prevention.

•	Gaming & System segment: We expect an increase in net revenues by our Gaming & System segment reflecting anticipated gains in sales of gaming machines and casino management systems in North America. In addition, our operating margin is expected to improve as a result of the expansion of profitable casino management systems in the North American market.

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

F. Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2006:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Short-Term Debt	¥958	¥958	—	—	—
Long-Term Debt	49,686	22,425	¥26,460	¥801	—
Capital Lease Obligations	13,065	2,751	3,597	1,845	¥4,872
Operating Leases	45,527	2,982	5,958	5,925	30,662
Purchase Obligations	8,494	8,494	—	—	–
Pension Contribution	1,239	1,239	—	—	—
Asset Retirement Obligation	3,674	—	700	—	2,974

Total	¥122,643	¥38,849	¥36,715	¥8,571	¥38,508

Licenses.    We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2006 is ¥454 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors including the executive officers and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2006 (1)		Percentage of holding of Konami shares outstanding as of March 31, 2006
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board and CEO	November 12, 1940	June 2007	March 1974	35,006,949 (200,000	(2) )	25.52%
Kagehiko Kozuki	Representative Director, Vice Chairman	March 7, 1944	June 2007	May 1984	117,148 (50,000)		*
Noriaki Yamaguchi	Representative Director and CFO	January 26, 1944	June 2007	June 1994	51,127 (50,000)		*
Kimihiko Higashio	Director and CHO	September 24, 1959	June 2007	June 2005	22,041 (20,000)		*
Tsutomu Takeda	Director	May 13, 1937	June 2007	June 2003	23,665 (11,850)		*
Tomokazu Godai	Outside Director	October 6, 1939	June 2007	May 1992	7,923 (10,000)		*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2007	June 2001	8,800 (10,000)		*
Akira Gemma	Outside Director	August 1, 1934	June 2007	June 2004	7,300 (0)		*
Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2009	June 1999	1,360 (0)		*
Tetsuro Yamamoto	Standing Corporate Auditor	December 23, 1948	June 2007	June 2000	885 (0)		*
Minoru Nagaoka	Corporate Auditor	May 16, 1924	June 2007	June 2000	2,447 (0)		*
Masataka Imaizumi	Corporate Auditor	March 3, 1926	June 2007	June 2000	2,447 (0)		*

Corporate Officers:
Kazumi Kitaue	Corporate Officer	February 20, 1957	—	April 2005	150,030 (50,000)		*
Fumiaki Tanaka	Corporate Officer	March 10, 1961	—	June 2000	67,119 (64,220)		*
Akihiko Nagata	Corporate Officer	January 19, 1959	—	June 2000	83,416 (50,000)		*
Shigeo Niwa	Corporate Officer	September 20, 1948	—	January 2003	293 (7,500)		*
Naoyuki Notsu	Corporate Officer	November 18, 1955	—	May 2004	808 (3,000)		*
Akira Tamai	Corporate Officer	October 14, 1963	—	April 2005	1,008 (7,000)		*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•	Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation For Sports, Athletes and Higher Education (14,330,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares) and the Director Stock Purchase Association (27,497 shares) in addition to those owned of record by Kozuki (70,856 shares).

•	All of our Directors are Japanese nationals and, except for Tomokazu Godai, Hiroyuki Mizuno, Tsutomu Takeda and Akira Gemma, are engaged in our business on a full-time basis. The business address of our Directors is 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan.

•	The list of corporate officers does not include those persons who also serve as director.

•	Asterisks indicates ownership of less than one percent.

Kagemasa Kozuki became our Representative Director and President in 1974 and Representative Director and Chairman in 1987. He has also served as CEO since 1994. He established Konami in 1973.

Kagehiko Kozuki has served as our Vice Chairman since 1997. He has also served as Director since 1984 and as Representative Director since 1998. He joined Konami in 1983.

Noriaki Yamaguchi has served as our Representative Director, Vice President and CFO since 2003. He joined Konami in 1994.

Kimihiko Higashio has served as our Director since 2005 and also CHO since 2006. He was also Corporate Officer since 2000 and General Manager of the Human Resources Division from 2003 to 2005. He joined Konami in 1997.

Tsutomu Takeda has served as our Director since 2003. He has also served as Representative Director and Chairman of Konami Sports Corporation (predecessor of Konami Sports & Life Co., Ltd.) since 2004. He was Representative Director and President of Asatsu D.K. Co., Ltd. until 2000.

Tomokazu Godai has served as our Director since 1992. He has also served as Representative Director and President of Maya Tec Co., Ltd. since 1975, as Representative Director of Santetsu Giken Co., Ltd. since 1999, and as Representative Director of Hiroshima River Industrial Corporation since 1992.

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

Kazumi Kitaue was in charge of the Computer & Video Games Business until 2005 and served as Executive Corporate Officer from 2000 to 2006. He currently serves as Corporate Officer. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Fumiaki Tanaka was in charge of the Amusement Business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He currently serves as Corporate Officer. He also served as Director from 1996 to 2001. He has served as Representative Director and President of Konami Digital Entertainment Corporation since 2006. He joined Konami in 1981

Akihiko Nagata was in charge of the Toy & Hobby Business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He currently serves as Corporate Officer. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Shigeo Niwa has served as our Corporate Officer of the Intellectual Property Division since 2003. He joined Konami in 2000.

Naoyuki Notsu has served as our Corporate Officer of the Administration Division since 2004. He joined Konami in 2000.

Akira Tamai has served as as Corporate Officer of the Finance Division since 2005. He joined Konami in 1999.

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

Our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least half must be persons who have not been any of the Director, executive officer (shikko-yakuin), manager or employee of our company or any of our subsidiaries preceding the date on which such person assumes the office of Corporate Auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The normal term of office of a Corporate Auditor is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Corporate Law of Japan, the Corporate Auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

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

B.    Compensation.

The aggregate compensation, including bonuses and other benefits in kind, we paid to our Directors (who include the executive officers) and Corporate Auditors during fiscal 2006 was ¥1,220 million and ¥59 million, respectively.

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our Directors, Corporate Auditors and Executive Officers is set forth in Items 6.A and 6.B of this annual report.

We have paid, and may pay again in the future, severance benefits to our Directors with the approval of our shareholders, pursuant to our internal rules concerning Directors’ retirement. For example, in June 2005 we provided severance benefits to one of our Directors upon the termination of the Director’s employment with us, pursuant to a resolution of our shareholders.

D.    Employees.

We employed 5,127 persons on a full-time basis and 7,091 persons on a part-time basis as of March 31, 2006. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 812 employees belonged as of March 31, 2006. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2004	2005	2006
Digital Entertainment	2,204	2,181	2,664
Health & Fitness	1,336	1,437	1,549
Gaming & System	317	329	320
Others	151	101	196
General Administrative (1)	385	499	398

Total	4,393	4,547	5,127

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2004	2005	2006
Japan	3,766	3,865	4,417
North America	281	323	344
Asia (other than Japan)	130	146	156
Europe	84	80	81
Australia	132	133	129

Total	4,393	4,547	5,127

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

On June 23, 2005, the shareholders approved the Company’s Board of Directors resolution on May 10, 2005 for approval of the eight plans of stock subscription rights to directors and employees of the Company and its subsidiaries. Those stock subscription rights plans are intended to enable the grant of stock options and the total maximum number of shares issuable under the plans is 412,900 shares of common stock of the Company. The exercise periods range from August 1, 2005 through June 30, 2008, and exercise prices range from ¥1,670 to ¥2,857.

On June 23, 2005, the shareholders also approved the Company’s Board of Directors resolution on May 19, 2005 for approval of another plan of stock subscription rights to directors and employees of the Company and its subsidiaries. The stock subscription rights are intended to enable the grant of stock options, and the maximum number of shares issuable under the plan is 1,150,000 shares of common stock of the Company. The exercise period is from July 1, 2007 to June 30, 2009. The exercise price will be equal to 1.20 times the daily average closing price on the Tokyo Stock Exchange for the month prior to the grant date. However, these stock subscription rights were not issued although they were approved as mentioned above.

Following a resolution by the extraordinary general meeting of shareholders held on January 26, 2006, and a share exchange executed on March 1, 2006, we succeeded to obligations related to 12,020 stock subscription rights issued as series 1 by Konami Sports & Life Co., Ltd, which former Konami Sports Corporation approved in the Annual Meeting of Shareholders held on March 1, 2006. We believe that these stock subscription rights are important for enhancing the motivation and morale of directors and employees of Konami Sports & Life Co., Ltd. subsequent to the share exchange, and to maximize the corporate value of the Konami Group. The exercise period is from July 1, 2006 to June 30, 2009, and the exercise price is ¥3,133.

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. We provide a 5% subsidy on top of any funds contributed to the plan by employees, other than officers. In addition, we provide a further 5% subsidy on top of any funds contributed to the plan by employees who participated before March 31, 2001 and a further 10% subsidy on top of any funds contributed by employees who we recognize as making high contribution to the Company. As of March 31, 2006, the Employee Stock Purchase Association held a total of 1,482,408 shares of our common stock and the Director Stock Purchase Association held a total of 59,927 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2006, 137,152,347 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2006 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2006
Kagemasa Kozuki (1)	35,006,949	25.52%
Kozuki Foundation For Sports, Athletes and Higher Education (2)	14,330,000	10.45
Kozuki Holding B.V. (2)	13,530,000	9.86
Kozuki Capital Corporation (2)	7,036,996	5.13

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation For Sports, Athletes and Higher Education (14,330,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares), and the Director Stock Purchase Association (27,497 shares) in addition to those owned of record by Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2006 were as follows:

Category	Number of Shareholders	Number of Shares Held		Percentage of Total Outstanding Shares
Japanese financial institutions	88	39,099,564		28.51%
Japanese securities companies	42	4,133,150		3.01
Other Japanese corporations	510	22,450,607	(1)	16.37
Foreign corporations and individuals	333	43,116,170		31.44
Japanese individuals and others	61,320	28,352,856		20.67

Total	62,293	137,152,347		100.00%

(1)	Other Japanese Corporations hold 25,499,088, but the number in the table excludes 3,048,481 shares owned by KSL.

According to our register of shareholders and register of beneficial owners, as of March 31, 2006, there were 137,152,347 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2006, 920,500 shares of our common stock were held in the form of ADRs and there were 11 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2006, there were 62,294 holders of common stock of record worldwide, including 83 shareholders of record with addresses in the United States who held 8,042,627 shares, representing approximately 5.86% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Konami.

B.    Related Party Transactions.

There was no related notes and accounts receivable balance from Takara at March 31, 2005. The related notes and accounts payable to Takara were ¥42 million at March 31, 2005, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. We sold our entire shares of Takara, an equity-method affiliate, and dissolved our equity relationship on April 25, 2005.

The related accounts receivable from Hudson were ¥2 million at March 31, 2005, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Hudson was ¥14 million at March 31, 2005, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. As a result of our additional acquisition of newly issued shares of Hudson on April 27, 2005, Hudson, an equity-method affiliate, became a 54.0% owned consolidated subsidiary.

The related accounts receivable from Genki was ¥5 million at March 31, 2005 and was included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Genki were ¥246 million at March 31, 2005, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. We sold our entire shares of Genki, an equity-method affiliate, and dissolved our equity relationship on March 31, 2005.

During fiscal 2005, Konami Corporation of America, a consolidated subsidiary, acquired 100,000 shares of Konami Computer Entertainment Hawaii, Inc. for ¥ 129 million from Takuya Kozuki who is a director of Konami Corporation of America and an immediate family member of our senior management team and our major shareholders. The transaction price was determined based on the third party appraisal.

During fiscal 2005, Konami Real Estate, Inc., a consolidated subsidiary, transferred certain fixed assets to Kozuki Capital Corporation at ¥162 million. During fiscal 2006, Konami Real Estate, Inc. acquired certain fixed assets from Kozuki Capital Corporation at ¥1,582 million ($13,467 thousand). Kozuki Capital Corporation is a company owned by our senior management shareholders and their immediate family members and operates in the business of securities, investments and real estates. The transaction price was determined based on fair market value.

Konami Real Estate, Inc. paid a rent of ¥4 million and ¥14 million ($119 thousand) during fiscal 2005 and 2006 and a lease deposit of ¥4 million during 2005 to Kozuki Capital Corporation in accordance with rent agreements entered into in December 2004, for the lease of certain office spaces.

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

Dividend Policy

Konami believes that it is the important return of Konami’s profits to the stockholders to secure constant high dividends and improve the corporate value. however, be subject to our future earnings and financial condition, approval at the shareholders’ meeting (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2006, the date of our last audited financial statements.

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

	Price per Share of Konami Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Konami Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
2001	9,970	4,470	465,911	1,732.45	1,161.97	20,833.21	11,819.70
2002	6,730	2,360	514,736	1,440.97	922.51	14,529.41	9,420.85
2003	3,480	1,735	512,093	1,139.43	770.62	11,979.85	7,862.43
2004	4,250	1,500	710,094	1,179.23	773.1	11,770.65	7,607.88
2005	3,140	2,165	605,399	1,217.87	1,053.77	12,163.89	10,505.05
2005:
First quarter	3,140	2,310	712,115	1,217.87	1,053.77	12,163.89	10,505.05
Second quarter	2,820	2,315	549,037	1,188.42	1,084.64	11,896.01	10,687.81
Third quarter	2,600	2,165	600,677	1,149.63	1,073.20	11,488.76	10,659.15
Fourth quarter	2,475	2,245	560,848	1,203.26	1,132.18	11,966.69	11,238.37
2006:
First quarter	2,415	2,115	619,736	1,201.30	1,109.19	11,874.75	10,825.39
Second quarter	2,650	2,340	553,537	1,428.13	1,177.61	13,617.24	11,565.99
Third quarter	2,710	2,210	881,385	1,663.75	1,371.37	16,344.20	13,106.18
Fourth quarter	3,110	2,430	957,375	1,728.16	1,572.11	17,059.66	15,341.18

Calendar Period
2006:
January	2,770	2,430	804,321	1,710.77	1,574.67	16,649.82	15,341.18
February	2,935	2,530	1,150,065	1,713.47	1,572.11	16,747.76	15,437.93
March	3,110	2,850	914,386	1,728.16	1,605.58	17,059.66	15,627.49
April	3,020	2,760	877,025	1,783.72	1,710.76	17,563.37	16,906.23
May	2,960	2,500	1,092,345	1,755.03	1,579.26	17,291.67	15,467.33
June	2,665	2,330	1,359,541	1,606.11	1,458.30	15,789.31	14,218.60

On July 19, 2006, the reported closing price of our shares on the Tokyo Stock Exchange was ¥2,435 per share, the closing Nikkei Stock Average was ¥14,500.26 and the closing TOPIX was 1,475.42.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 19, 2006, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $21.85 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
	High ($)	Low ($)
Fiscal Period
2006:
Third quarter	$22.90	$19.00	310
Fourth quarter	26.83	21.50	2,210
2007:
First quarter	26.67	20.42	3,190

Calendar Period:
2006:
January	$24.20	$22.13	650
February	25.05	21.50	1,300
March	26.83	24.25	4,330
April	26.45	23.89	2,300
May	26.67	23.01	3,950
June	24.10	20.42	3,200

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the year ended March 31, 2006, we had 42,014 shares of dilutive securities . Also, for the years ended March 31, 2004, 2005 and 2006, 1,657,600, we had 1,618,700 and 2,572,280 shares attributable to outstanding stock options were excluded as the exercise prices of the stock subscription rights were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

F.    Expenses of the Issue.

Not applicable.

Item 10.	Additional Information.

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Our corporate purposes, as specified in Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, are to own shares of companies which engage in the following businesses and to be engaged in the control and administration of such companies’ business activities as well as implementation of operations incidental to such activities:

(1)	Research, development, manufacture and distribution of software and hardware relating to electric appliances and electronic components;

(2)	Planning, production, manufacture, rental and distribution of music, audio and visual software (including disks, tape and film, etc.); production and acquisition of master copies, and transferal or usage permission thereof;

(3)	Acquisition, management, promotion of usage and development of music copyright and related performance rights, and transferal or usage permission thereof;

(4)	Planning, production and distribution of books, magazines, sheet music and other publications;

(5)	Development, manufacture and distribution of toys;

(6)	Design of character products (with images of people, animals, etc. which have unique names or characters);

(7)	Planning, production, distribution on the Internet and Internet related services;

(8)	Gathering, online distribution, processing and online sales of information, pictures and music using electrical communication and electrical communication related services;

(9)	Information processing services and information reporting services;

(10)	Management and control of sports facilities, amusement arcades, restaurants, accommodations, hot spring bathing facilities, saunas and parking lots;

(11)	Management of schools for training and educating sport instructors, producers of digital content (application software for digital technologies) and producers of computer software;

(12)	Medical treatment services and beauty services;

(13)	Distribution of soft drinks, foods, alcoholic beverages, sports gear, clothing and computer game machines;

(14)	Advertising agency, insurance agency, broadcasting business, travel agency and leisure business including tours, sports, etc.;

(15)	Purchase and sale of antiques;

(16)	Sale, purchase, lease, blockage and management of real estate;

(17)	Job placement;

(18)	General lease business and finance business;

(19)	Holding of and investment in securities;

(20)	Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to each of the preceding items;

(21)	Import, export and agency business related to each of the preceding items;

(22)	Investment in the party in charge of the business specified in the preceding items; and

(23)	Any and all businesses incidental to any of the preceding items.

Provisions Regarding Our Directors

Our Articles of Incorporation do not contain any provision concerning the power of any Director to vote at a meeting of our board of directors on proposals in which he is materially interested. However, in accordance with Article 369 Clause2 of the Corporate Law, a Director is not empowered to participate in discussion or exercise his vote at a meeting of our board of directors on proposals in which he has a personal interest.

Our Articles of Incorporation do not contain any provision concerning the power of any Director to vote to himself, or to any one or more of the elected members of our board of directors, any remuneration (including retirement allowances or other benefit). However, in accordance with Article 361 of the Corporate Law, Directors are not empowered to determine their remuneration (including retirement allowances or other benefits), such determination being made by resolutions of a general meeting of our shareholders.

Our Articles of Incorporation do not contain any provision concerning the powers of the Directors to borrow on our behalf. In accordance with Article 362 of the Corporate Law, our board of directors is not restricted in any way in the exercise of its power to borrow on our behalf.

There is no provision under our Articles of Incorporation or under the Commercial Code which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 29, 2006 and each has entered into contract with us on the same date.

Article 361 of the Corporate Law provides, unless otherwise specified in the Articles of Incorporation, that remuneration for directors, in respect of its amount (if the amount is fixed), calculation manner (if the amount is not fixed) or its substance (if the remuneration is not cash), is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, our board of directors will determine the amount of compensation for each director. The board of Directors may, by its resolution, leave such decision to the discretion of the company’s representative director.

Article 361 Clause 4 Sub-clause 2 of the Corporate Law provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. Our Regulations of our board of directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Corporate Law or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director of Konami under the Corporate Law or our Articles of Incorporation.

Article 28 of our Articles of Incorporation and Article 427 Clause 1 of the Corporate Law provide that we may enter into agreements with external directors which limit the liability of such directors provided for by Article 423 Clause 1 of the Corporate Law.

Holding of Our Shares by Foreign Investors

There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares imposed by the laws of Japan or our Articles of Incorporation or our other constituent documents.

Rights of Our Shareholders

The following section contains certain information relating to the shares, including summaries of certain provisions of our Articles of Incorporation and Share Handling Regulations and of the Corporate Law relating to joint stock corporations.

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2006, 137,152,347 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, but in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights. No temporary documents of title in respect of the shares will be issued. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent for the shares. Non-Japanese shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. Japanese securities firms and commercial banks will customarily act as standing proxy and provide related services for standard fees. The transfer agent for our shares is The Sumitomo Trust & Banking Co., Ltd.

Our shares are freely transferable and there are no restrictions on transfer of the shares under the terms of the Corporate Law or our Articles of Incorporation.

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

The Duties and Liabilities of Directors

Article 355 of the Corporate Law requires directors to “perform their duties faithfully on behalf of the company,” thus subjecting directors to a duty of loyalty (chujitsu gimu). This duty is supplemented by other duties such as to avoid self-interested transactions and competition with the corporation as well as to abide by all laws and regulations, the articles of incorporation and resolutions of general meetings of shareholders.

Directors shall be held liable for damages caused by any of the following actions:

•	declaring an unlawful dividend or distribution of money;

•	offering undue benefit in relation to the exercise of shareholder’s rights;

•	engaging in a transaction that conflicts with interests of the company; or

•	performing any other actions that violate laws and regulations, including the general duties of directors described in the preceding paragraph or the articles of incorporation.

Shareholders’ Rights to Bring Actions Against Directors

The provisions of Articles 847 of the Corporate Law constitute the Japanese shareholder derivative action mechanism. The provisions allow any shareholder who has continuously held a share for the previous six months to demand of the corporation that it file a suit to protect the company and enforce the liability of directors. Specifically, it provides that derivative actions may be brought to “enforce the liability of directors” in situations including, but not limited to, that where directors engage in self-interested transactions, or violate any laws and regulations or the articles of incorporation. If a corporate auditor has not instituted an action for the company within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. Article 847 Clause 5 of the Corporate Law provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately. After having brought the action, the shareholder who has done so must make notification of litigation (notice under litigation proceedings) to the company “without delay.” If a company might suffer irreparable damage from an act of a director, a shareholder who has owned a share continuously for the previous six months may seek an injunction suspending the performance of the act by the director.

Dividends

Following directors’ approval at our board of director’s meeting of shareholders, annual dividends are distributed to shareholders, beneficial shareholders or pledgees of record as at March 31 in each year in proportion to the number of shares held by each shareholder, beneficial shareholder or pledgee. Our Articles of Incorporation permit the payment of interim cash dividends (i.e. cash distributions made pursuant to Article 454 Clause 5 of the Corporate Law) to shareholders, beneficial shareholders or pledgees of record as at September 30 in each year by resolution of our board of directors. Under our Articles of Incorporation, we are not obliged to pay any annual or interim dividends unclaimed for a period of three years after the date on which they are first made available by us. In addition, pursuant to Article 459 of the Corporate Law, our Articles of Incorporation permit our board of directors to determine the distribution of our reserves based on the Board’s resolution, as well as to establish an alternative record date.

Article 445 Clause 4 of the Corporate Law and Article 45 of the Corporate Computation Rule under the Corporate Law provide in effect that until the sum of our additional paid-in capital and our legal reserve is at least one-quarter of our capital, we may not make any distribution of retained earnings by way of annual and interim dividends in cash unless we have retained in our legal reserve and set aside as our legal reserve, an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings or equal to one-tenth of any amount paid out by us as an interim dividends. We may distribute profits by way of annual dividends or interim dividends out of the amount remaining (the “Distributable Amount” (Article 461 Clause 2 of the Corporate Law)) from the aggregate of retained capital and retained earnings at the end of the most recent fiscal year, adjusted for the amount of dividends distributed thereafter, “Retained Earnings” (Article 446 of the Corporate Law) and after adjustment, such as deduction of the book value of treasury stock, in accordance with laws and regulations. In our Company, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

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

Stock Splits

Pursuant to Article 183 and 184 of the Corporate Law, we may at any time split the shares in issue into a greater number of shares by resolution of our board of directors. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date therefor, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. In conjunction with a stock split, we may increase the number of our authorized shares by the same ratio as the stock split ratio through a resolution of our board of directors.

Unit Share System

Under our Articles of Incorporation, the number of shares constituting one unit is 100 shares. Our board of directors may amend our Articles of Incorporation reducing the number of shares constituting one unit or eliminating the provision for the unit from our Articles of Incorporation although any amendment to our Articles of Incorporation increasing the number of shares constituting one unit requires a special resolution of a general meeting of shareholders. In any event, the number of shares constituting one unit shall not exceed 1,000 shares or one two-hundredth (1/200) of the total number of outstanding shares, whichever is smaller. Under the unit share system, each shareholder shall have one voting right for each unit of shares that he or she holds, and any number of shares less than one unit carries no voting rights. We may provide in our Articles of Incorporation that any share certificates which represent a number of shares less than one unit shall not be issued. Holders of less than one unit of shares may at any time require us to purchase such shares at their then current market price as determined pursuant to the Corporate Law and to sell them additional shares to create a whole unit of 100 shares.

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

Voting Rights

A holder of shares constituting one or more whole units is entitled to one vote for each unit of shares, except that neither we, nor a corporate shareholder with more than one-quarter of the total voting rights of which are directly or indirectly owned by us, has voting rights in respect of the shares held by us or such a corporate shareholder. Except as otherwise provided by law or by our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights that are represented at the meeting. The quorum for election of Directors and Corporate Auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. Our shareholders may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights and are sole.

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

Stock Subscription Rights

We may grant stock subscription rights to persons other than shareholders, as well as shareholders pursuant to a resolution of our board of directors. In the case of granting stock subscription rights to person other than our shareholders under “specially favorable” conditions, a special resolution of the general meeting of shareholders is required. Upon exercise of such stock subscription rights, we shall issue new shares or transfer shares which are held by us as treasury stock to the holder of the stock subscription rights.

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

March 31 is the record date for the payment of annual dividends and September 30 is the record date for the payment of interim dividends. Shareholders appearing on our shareholders’ register at the close of business on March 31 of each year are entitled to vote at the ordinary general meeting of shareholders with respect to the financial year ending on such date. In addition, by resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date to determine the shareholders who are entitled to interim dividends and certain other rights pertaining to the shares.

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

Any such acquisition of our shares must satisfy certain requirements, inter alia, that the purchase price may not exceed the amount of the retained earnings available for annual dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve in accordance with the relevant provisions of the Corporate Law (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. However, if it is anticipated that the net assets, as stated on the balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vi) in “Dividends” above, we may not purchase such shares. We may hold our shares acquired in compliance with the provisions of the Corporate Law (the “treasury stock”) and generally may cancel or dispose of such shares by resolutions of our board of directors subject to the limitation as to the disposal of such treasury stock at a specially favorable price mentioned in “Voting Rights” above.

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

On July 19, 2006, the closing price of our shares on the Tokyo Stock Exchange was ¥2,435 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the

Securities and Exchange Commission. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.konami.com. Our website is not part of this annual report.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2006, our U.S. dollar and Euro denominated sales comprised 12.9% and 10.4% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had a significant net long U.S. dollar and Euro position. As of March 31, 2006 we had net U.S. dollar dominated monetary assets of approximately $167 million and Euro denominated monetary assets of approximately €63 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign exchange forward contracts at March 31, 2006

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥3,307	¥3,320	¥(13)	¥116.03
Selling EURO	451	456	(5)	140.81

Total	¥3,758	¥3,776	¥(18)

Foreign exchange forward contracts at March 31, 2005

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥4,356	¥4,494	¥(138)	¥103.72
Selling EURO	5,137	5,259	(122)	135.18

Total	¥9,493	¥9,753	¥(260)

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term debt obligations by expected maturity dates and the expected fair value as of March 31, 2006 and 2005 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2006

	Expected maturity dates
Type of debt and average interest rates	2007	2008	2009	2010	2011	Thereafter	Total 3/31/06	Fair Value 3/31/06
	(in millions of yen)
Unsecured bank loans (1.005%)	¥1,993	¥593	¥593	¥593	¥204	—	¥3,975	¥3,864
Unsecured bonds (1.08%)	¥20,000	¥20,000	¥5,000	—	—	—	¥45,000	¥44,103

Total	¥21,993	¥20,593	¥5,593	¥593	¥204	—	¥481,975	¥47,967

Interest rate risk at March 31, 2005

	Expected maturity dates
Type of debt and average interest rates	2006	2007	2008	2009	2010	Thereafter	Total 3/31/05	Fair Value 3/31/05
	(in millions of yen)
Unsecured bank loans (1.007%)	¥929	¥1,998	¥596	¥593	¥796	—	¥4,912	¥4,802
Unsecured bonds (0.99%)	¥15,000	¥20,000	¥20,000	¥5,000	—	—	¥60,000	¥58,992

Total	¥15,929	¥21,998	¥20,596	¥5,593	¥796	—	¥64,912	¥63,794

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2006 would be ¥45.64 million. We had no open equity derivative positions during March 31, 2005 or 2006.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2006 and 2005, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2006				March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥460	¥112	¥—	¥572	$3,916	$953	$—	$4,869

Total	¥460	¥112	¥—	¥572	$3,916	$953	$—	$4,869

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2005				March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥76	¥89	¥—	¥165	$707	$829	$—	$1,536

Total	¥76	¥89	¥—	¥165	$707	$829	$—	$1,536

Credit Risk

As of March 31, 2006, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could , if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2006, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2006, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2006, the disclosure controls and procedures were effective. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) occurred that has materially affected, or is reasonably likely to affect, our internal control over financial reporting during the year ended March 31, 2006 and through the date of this report.

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

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA &Co. to perform an annual audit of our financial statements in the years ended March 31, 2005 and 2006. The following table presents information concerning fees paid to KPMG AZSA &Co. and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2005	2006
Audit fees (1)	¥239	¥249
Audit-related fees (2)	5	19
Tax fees (3)	118	148
All other fees (4)	31	—

Total	¥393	¥416

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services performed by auditors that are reasonably related to the performance of the audit or review of our financial statements but not described in item (1) above. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.
(3)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(4)	These are fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our Corporate Auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for Konami or its subsidiaries without the prior approval of our Corporate Auditors.

All of the services provided by KPMG in the year ended March 31, 2006 were approved by our Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.	Exemption from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

•	None of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors.

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

•	The board of corporate auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

•	To the extent permitted by Japanese law:

•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2005	2,125	2,292.06	—	1,500,000
May 1 to May 31, 2005	1,330	2,190.91	—	1,500,000
June 1 to June 30, 2005	3,622	2,212.60	—	—
July 1 to July 31, 2005	3,838	2,402.01	—	—
August 1 to August 31, 2005	2,978	2,457.99	—	—
September 1 to September 30, 2005	3,425	2,568.61	—	—
October 1 to October 31, 2005	3,211	2,461.46	—	—
November 1 to November 30, 2005	1,211	2,353.99	—	—
December 1 to December 31, 2005	1,453	2,438.01	—	—
January 1, to January 31, 2006	1,981	2,650.59	—	—
February 1, to February 28, 2006	1,731	2,737.70	—	—
March 1 to March 31, 2006	7,322	2,983.72	—	—

Notes:
1.	Total number of purchase shares shown include the purchase of fractional shares from fractional share owners, pursuant to the Japanese Commercial Code. For an explanation of the right of such shareholders, see “Right of our Shareholders—Unit shares System” under Item 10.B of this Annual Report.
2.	The number of shares for April 2005 to May 2005 in column (d) are based on the 1,500,000 shares authorized for repurchase at a Board of Director’s meeting held on October 21, 2004.
a.	The date plan was publicly announced: October 21, 2004.
b.	Total yen amount approved: 4.5 billion yen.
c.	Duration of plan: From November 11, 2004 to May 10, 2005.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)

2.1	— Specimen common stock certificates of the registrant (English translation)**

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics*

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into dollars on the basis set forth in note 1 of the notes to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

June 29, 2006

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2005 and 2006

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥89,583	¥68,694	$584,779
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥604 million and ¥541 million ($4,605 thousands) at March 31, 2005 and 2006, respectively	33,577	32,294	274,913
Inventories	15,488	20,109	171,184
Deferred income taxes, net	18,392	16,510	140,547
Prepaid expenses and other current assets	4,898	6,720	57,206

Total current assets	161,938	144,327	1,228,629

PROPERTY AND EQUIPMENT, net	46,595	42,452	361,386

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	165	572	4,869
Investments in affiliates	5,184	6,050	51,503
Identifiable intangible assets	45,991	38,575	328,382
Goodwill	849	22,102	188,150
Lease deposits	24,216	25,277	215,178
Deferred income taxes, net	—	3,179	27,062
Other assets	19,383	20,103	171,133

Total investments and other assets	95,788	115,858	986,277

TOTAL ASSETS	¥304,321	¥302,637	$2,576,292

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥8,582	¥958	$8,155
Current portion of long-term debt and capital lease obligations	16,727	24,492	208,496
Trade notes and accounts payable	16,134	19,357	164,782
Accrued income taxes	28,372	7,487	63,735
Accrued expenses	19,875	16,323	138,955
Deferred revenue	5,396	5,353	45,569
Other current liabilities	4,741	7,254	61,753

Total current liabilities	99,827	81,224	691,445

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	52,780	35,631	303,320
Accrued pension and severance costs	2,344	2,658	22,627
Deferred income taxes, net	16,147	11,924	101,507
Other long-term liabilities	1,879	5,264	44,811

Total long-term liabilities	73,150	55,477	472,265

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	25,487	2,121	18,056

COMMITMENTS AND CONTINGENCIES (Notes 11 and 20)	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2005 and 143,555,786 shares at March 31, 2006 : outstanding 119,481,411 shares at March 31, 2005 and 137,152,347 shares at March 31, 2006	47,399	47,399	403,499
Additional paid-in capital	46,736	77,110	656,423
Legal reserve	—	284	2,417
Retained earnings	37,776	53,756	457,615
Accumulated other comprehensive income	2,217	3,957	33,685

Total	134,128	182,506	1,553,639
Treasury stock, at cost—9,256,155 shares and 6,403,439 shares at March 31, 2005 and 2006, respectively	(28,271)	(18,691)	(159,113)

Total stockholders’ equity	105,857	163,815	1,394,526

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥304,321	¥302,637	$2,576,292

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2004, 2005 and 2006

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
NET REVENUES:
Product sales revenue	¥196,136	¥183,030	¥186,875	$1,590,832
Service revenue	77,276	77,661	75,262	640,691

Total net revenues	273,412	260,691	262,137	2,231,523

COSTS AND EXPENSES:
Costs of products sold	115,229	114,547	112,613	958,653
Costs of services rendered	63,953	65,816	72,131	614,038
Impairment of long-lived assets	—	—	10,533	89,665
Impairment of identifiable intangible assets	—	—	9,180	78,148
Selling, general and administrative	53,517	52,192	55,199	469,899

Total costs and expenses	232,699	232,555	259,656	2,210,403

Operating income	40,713	28,136	2,481	21,120

OTHER INCOME (EXPENSES):
Interest income	488	518	716	6,095
Interest expense	(865)	(971)	(1,137)	(9,679)
Gain on sale of shares of affiliated companies	—	563	6,917	58,883
Other, net	(229)	(804)	(539)	(4,588)

Other income (expenses), net	(606)	(694)	5,957	50,711

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	40,107	27,442	8,438	71,831

INCOME TAXES:
Current	18,686	15,517	(4,785)	(40,734)
Deferred	(651)	(7,615)	(5,485)	(46,693)

Total	18,035	7,902	(10,270)	(87,427)
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	22,072	19,540	18,708	159,258

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	2,220	2,761	(4,267)	(36,324)
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	252	(6,293)	33	281

NET INCOME	¥20,104	¥10,486	¥23,008	$195,863

PER SHARE DATA:	Yen			U.S. Dollars
	2004	2005	2006	2006
Basic net income per share	¥166.86	¥87.41	¥175.86	$1.49

Diluted net income per share	¥166.86	¥87.41	¥175.80	$1.49

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2004, 2005 and 2006

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163		¥18,981	¥790	¥(25,663)	¥90,406
Comprehensive income:
Net income				¥20,104	20,104			20,104

Foreign currency translation adjustments				(1,108)				(1,108)
Net unrealized gains on available-for-sale securities				270				270
Minimum pension liability adjustment				(71)				(71)

Other comprehensive income				(909)		(909)

Comprehensive income				¥19,195

Transfer from legal reserve			(2,163)		2,163			—
Cash dividends, ¥ 62.0 per share					(7,469)			(7,469)
Purchase of treasury stock							(3)	(3)

Balance at March 31, 2004	¥47,399	¥46,736	¥—		¥33,779	¥(119)	¥(25,666)	¥102,129
Comprehensive income:
Net income				¥10,486	10,486			10,486

Foreign currency translation adjustments				2,285				2,285
Net unrealized gains on available-for-sale securities				(20)				(20)
Minimum pension liability adjustment				71				71

Other comprehensive income				2,336		2,336

Comprehensive income				¥12,822

Cash dividends, ¥ 54.0 per share					(6,489)			(6,489)
Purchase of treasury stock							(2,605)	(2,605)

Balance at March 31, 2005	¥47,399	¥46,736	¥—		¥37,776	¥2,217	¥(28,271)	¥105,857
Comprehensive income:
Net income				¥23,008	23,008			23,008

Foreign currency translation adjustments				1,888				1,888
Net unrealized losses on available-for-sale securities				(132)				(132)
Minimum pension liability adjustment				(16)				(16)

Other comprehensive income				1,740		1,740

Comprehensive income				¥24,748

Issuance of common stock for stock exchange		33,095						33,095
Reissuance of treasury stock for stock exchange		(2,818)					9,612	6,794
Stock-based compensation		97					39	136
Transfer from Retained Earnings			284		(284)			—
Cash dividends, ¥ 54.0 per share					(6,744)			(6,744)
Purchase of treasury stock							(71)	(71)

Balance at March 31, 2006	¥47,399	¥77,110	¥284		¥53,756	¥3,957	¥(18,691)	¥163,815

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2004, 2005 and 2006—(Continued)

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at cost	Total Stockholders’ Equity
Balance at March 31, 2005	$403,499	$397,855	$—		$321,580	$18,873	$(240,666)	$901,141
Comprehensive income:
Net income				$195,863	195,863			195,863

Foreign currency translation adjustments				16,072				16,072
Net unrealized losses on available-for-sale securities				(1,124)				(1,124)
Minimum pension liability adjustment				(136)				(136)

Other comprehensive income				14,812		14,812

Comprehensive income				$210,675

Issuance of common stock for stock exchange		281,371						281,371
Reissuance of treasury stock for stock exchange		(23,989)					81,825	57,836
Stock-based compensation		826					332	1,158
Transfer from Retained Earnings			2,417		(2,417)			—
Cash dividends, $0.46 per share					(57,411)			(57,411)
Purchase of treasury stock							(604)	(604)

Balance at March 31, 2006	$403,499	$656,423	$2,417		$457,615	$33,685	$(159,113)	$1,394,526

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2004, 2005 and 2006

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Cash flows from operating activities:
Net income	¥20,104	¥10,486	¥23,008	$195,863
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	8,528	9,360	13,782	117,323
Impairment of long-lived assets	—	—	10,533	89,665
Impairment of identifiable intangible assets	—	—	9,180	78,148
Provision for doubtful receivables	(170)	(400)	(10)	(85)
Loss on sale or disposal of property and equipment, net	1,231	1,553	645	5,491
Loss (gain) on sale of marketable securities	(1,303)	46	(173)	(1,473)
Gain on sale of shares of an affiliated company	—	(563)	(6,917)	(58,883)
Equity in net loss (income) of affiliated companies	(252)	6,293	(33)	(281)
Minority interest	2,220	2,761	(4,267)	(36,324)
Deferred income taxes	(651)	(7,615)	(5,485)	(46,693)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	1,848	(5,632)	3,369	28,680
Decrease (increase) in inventories	(4,791)	2,949	(635)	(5,406)
Increase (decrease) in trade notes and accounts payable	(1,724)	352	2,945	25,070
Increase (decrease) in accrued income taxes	9,456	4,954	(20,772)	(176,828)
Increase (decrease) in accrued expenses	(293)	617	(3,043)	(25,904)
Increase (decrease) in deferred revenue	501	(640)	(43)	(366)
Increase in advance received	44	1,301	1,685	14,344
Other, net	(422)	1,938	110	936

Net cash provided by operating activities	34,326	27,760	23,879	203,277
Cash flows from investing activities:
Proceeds from sales of shares of affiliates	—	1,407	11,016	93,777
Capital expenditures	(8,788)	(15,818)	(14,513)	(123,546)
Proceeds from sales of property and equipment	281	696	2,455	20,899
Proceeds from sales of investments in marketable securities	1,596	22	245	2,086
Acquisition of new subsidiaries, net of cash acquired	(206)	—	1,433	12,198
Purchase of investments in subsidiaries	—	—	(6,688)	(56,934)
Decrease in time deposits, net	63	—	—	—
Decrease (increase) in lease deposits, net	121	(542)	(697)	(5,933)
Purchases of treasury stock by subsidiaries	(2,456)	(3,593)	—	—
Other, net	(68)	(108)	(517)	(4,401)

Net cash used in investing activities	(9,457)	(17,936)	(7,266)	(61,854)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	(5,789)	6,001	(12,551)	(106,844)
Proceeds from long-term debt	6,400	—	—	—
Repayments of long-term debt	(896)	(1,177)	(1,099)	(9,356)
Principal payments under capital lease obligations	(2,355)	(2,255)	(2,526)	(21,503)
Dividends paid	(8,970)	(7,963)	(7,025)	(59,803)
Purchases of treasury stock by parent company	(3)	(2,605)	(71)	(604)
Redemption of bonds	—	—	(15,000)	(127,692)
Other, net	(72)	(78)	(58)	(494)

Net cash used in financing activities	(11,685)	(8,077)	(38,330)	(326,296)
Effect of exchange rate changes on cash and cash equivalents	(979)	951	828	7,049
Net increase (decrease) in cash and cash equivalents	12,205	2,698	(20,889)	(177,824)
Cash and cash equivalents, beginning of year	74,680	86,885	89,583	762,603

Cash and cash equivalents, end of year	¥86,885	¥89,583	¥68,694	$584,779

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006

1.    Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Business and Organization

KONAMI CORPORATION (the “Company”) was founded in 1969 and was incorporated under the laws of Japan in March 1973. The Company and its subsidiaries (collectively “Konami”) engage in production and sale of video game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for Konami’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has successfully obtained extensions or new agreements with the platform manufacturers each time it has attempted to do so. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the timing of release of new game titles.

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

For the year ended March 31, 2006, Konami changed the presentation of “Purchases of treasury stock by subsidiaries” from net cash used in financing activities to net cash used in investing activities in the consolidated statements of cash flows. In addition, Konami revised the corresponding prior year presentation. The revision increased net cash used in financing activities and decreased net cash used in investing activities by ¥2,456 million and ¥3,593 million for the year ended March 31, 2004 and 2005, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2006 of ¥117.47 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

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

(c) Marketable Securities

Konami classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2005 and 2006, all equity securities held by Konami are classified as available-for-sale.

On a continuous basis, but no less frequently than at the end of each semi-annual period, Konami evaluates the cost basis of an available-for-sale security for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Konami evaluates the cost basis of a held-to-maturity debt security for possible other-than-temporary impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer. The published credit ratings of investee companies that are “BB” or lower are considered an indication of other-than-temporary impairment.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

(d) Investments in Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence over the affiliate’s operations (generally when its voting interest is between 20% and 50%), the equity-method of accounting is used. Under this method, the investment is initially recorded at cost and is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated.

Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the value of a non-marketable equity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which range from 3 to 8 years.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

In June 2001, the FASB issued Statements of Financial Accounting Standards (“ SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Konami adopted SFAS No. 143 on April 1, 2003.

In March 2005, the FASB issued FASB Interpretation No.47, “Accounting for Conditional Asset Retirement Obligations” which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on March 31, 2006. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company’s financial statements.

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

(i) Goodwill and Other Identifiable Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise and other contracts acquired in connection with acquisitions of subsidiaries.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Konami performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process under SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. Konami has determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill. To the extent a reporting unit’s carrying amount exceeds its fair value, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recorded.

Intangible assets determined to have an indefinite useful life have been also tested for impairment based on fair value under SFAS No. 142. Konami reassesses such determination periodically for each asset based on the factors prescribed in SFAS No. 142.

Intangible assets with finite useful lives have been amortized over their estimated useful lives. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

In the fourth quarter of the fiscal year ended March 31, 2006, Konami performed an annual assessment of goodwill and other intangible assets with an indefinite life for impairment under SFAS No. 142 and recorded an aggregate non-cash impairment charge of ¥9,180 million ($78,148 thousand). See Note 7 for a description of impairment charges recorded for intangible assets for the year ended March 31, 2006.

(j) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment charges to reduce the carrying value of long-lived assets are presented in the accompanying consolidated statements of income as a separate line item within operating costs and expenses. See Note 6 for a description of impairment charges recorded for long-lived assets for the year ended March 31, 2006.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Konami accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. To date, Konami has not designated any derivative instrument as a hedge.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. Accordingly, Konami recognizes revenue from product sales upon delivery and acceptance since title and risk of loss transfer to the customer based on freight on board (“FOB”) destination. Generally, Konami does not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. These estimates are deducted from gross sales.

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

(n) Software Development Costs

Research and development expenses are charged to income as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥1,382 million, ¥1,813 million and ¥2,446 million ($20,822 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, in the accompanying consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or they are written-off when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to costs of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥301 million and ¥454 million ($3,865 thousand) at March 31, 2005 and 2006, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and Handling expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and Handling expenses amounted to ¥952 million, ¥1,069 million and ¥811 million ($20,150 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥11,957 million, ¥12,667 million and ¥10,836 million ($92,245 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, Konami’s net income and net income per share would have been adjusted to the pro forma amounts indicated below;

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Reported net income	¥20,104	¥10,486	¥23,008	$195,863
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	97	826
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(664)	(589)	(539)	(4,588)

Pro forma net income	¥19,440	¥9,897	¥22,566	$192,100

	Yen			U.S. Dollars
Per share data:
Reported net income per share, basic	¥166.86	¥87.41	¥175.86	$1.49
Reported net income per share, diluted	¥166.86	¥87.41	175.80	1.49
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	—	0.74	0.01
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(5.51)	(4.92)	(4.12)	(0.04)

Pro forma net income per share, basic	¥161.35	¥82.49	¥172.48	$1.46

Pro forma net income per share, diluted	¥161.35	¥82.49	¥172.42	$1.46

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income primarily includes foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale and adjustment for minimum pension liability as well as the income tax effects thereof.

(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain or loss charged to income.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

(u) Net Income Per Share

Net income per share is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic net income per share excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted net income per share reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of shares plus additional shares that would be outstanding if potential dilutive shares had been issued. The components of basic and diluted net income per share are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Net income available for common stockholders	¥20,104	¥10,486	¥23,008	$195,863

	Shares
Weighted-average common shares outstanding	120,483,869	119,970,052	130,835,422
Dilutive effect of employee stock options	—	—	42,014

Common stock and common stock equivalents	120,483,869	119,970,052	130,877,436

	Yen			U.S. Dollars
Net income per share:
Basic	¥166.86	¥87.41	¥175.86	$1.49

Diluted	¥166.86	¥87.41	¥175.80	$1.49

For the years ended March 31, 2004, 2005 and 2006, 1,657,600, 1,618,700 and 2,572,280 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

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

(w) Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No.151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

wasted material. Among other provisions, the new rule requires that items such as excessive spoilage, double freight, and re-transportation charge be recognized as current period charges regardless of whether they meet the criterion of so abnormal as stated in Accounting Research Bulletins (“ARB”) No. 43. In addition, SFAS No.151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Konami is required to adopt SFAS No.151 for fiscal years beginning after June 15, 2005. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

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

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No.29”. SFAS No.153 focuses on the measurement of exchanges nonmonetary assets and redefines the scope of transaction that should be measured based on the fair value of the assets exchanged. Konami will be required to adopt SFAS No.153 for fiscal year beginning after June 15, 2005. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections—a Replacement of APB Opinion No.20 and FASB Statement No.3” focuses on the guidelines of procedures and reporting of accounting changes or error corrections. In addition, SFAS No.154 requires to re-state retroactively from the possible earliest period on the business practice when accounting changes and error corrections are reported. Konami will be required to adopt SFAS No.154 for fiscal year beginning after December 15, 2005. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

In June 2005, the FASB issued FASB Staff Position (“FSP”) SFAS No.143-1, “Accounting for Electronic Equipment Waste Obligations”. SFAS No.143-1 focuses on accounting for certain liabilities of waste electrical and electronic equipment based on a guidance approved by European Union (“EU”). Business owners are required to assume obligations respect to the waste of electric equipment sold before August 13, 2005. Konami will be required to adopt SFAS No.143-1 on the later of (1) the fiscal year beginning after June 8, 2005, or (2) the date that guidance is approved by the EU. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

In September 2005, the Emerging Issues Task Force (“EITF”) issued EITF issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 is effective for new arrangements entered into in reporting periods beginning after March 15, 2006 with early application permitted. Konami does not expect the adoption of this consensus will have a material effect on its consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

In November 2005, the FASB issued SFAS No.115-1 and No.124-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments” (SFAS No.115-1). SFAS No.115-1 focuses on the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. SFAS No.115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Konami will be required to adopt SFAS No.115-1 for fiscal year beginning after December 16, 2005. Konami does not expect the adoption of this statement will have a material effect on its consolidated financial statements.

2.    Merger and Acquisition

On December 16, 2004, the Company entered into a plan of merger agreement with three of its consolidated subsidiaries, Konami Computer Entertainment Studios, Inc. (“Konami STUDIO”), Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”), and Konami Computer Entertainment Japan, Inc., (“Konami JPN”). Under the terms of the agreement, 0.42, 1.00, and 0.81 of one share of the Company’s common stock was exchanged for each common share of Konami STUDIO, Konami TYO and Konami JPN, respectively. The merger ratios were determined based on the independent valuations. The Company consummated the mergers on April 1, 2005, by issuing 10,794,142 new common shares to minority shareholders of those merged companies.

Konami accounted for the acquisitions of additional equity interests in the merged companies as a step-acquisition and, accordingly, the total purchase price of ¥24,373 million ($207,483 thousand), consisted of the fair value of new common shares issued to minority shareholders of the merged companies and the direct cost of the acquisition, has been allocated based on the estimated fair value of assets and liabilities of Konami STUDIO, Konami TYO and Konami JPN. The excess of the purchase price over the estimated fair value of the net assets acquired of ¥13,348 million ($113,629 thousand) has been recorded as goodwill in the accompanying consolidated balance sheets. Goodwill arising from these acquisitions has all been allocated to the Digital Entertainment segment of Konami. In connection with the purchase price allocation, Konami identified in-process research and development (“IP R&D”) which included the value of products in the development stage that were not considered to have reached technological feasibility or to have alternative future use. Accordingly, IP R&D of ¥225 million ($1,915 thousand) was charged to R&D expense in the consolidated statements of income upon consummation of the acquisition.

On April 27, 2005, the Company acquired an additional 3,000,000 shares of HUDSON SOFT CO., LTD. (“Hudson”), an equity-method affiliate, by acquiring newly issued shares for total consideration of ¥1,434 million ($12,207 thousand). Accordingly, the Company’s equity ownership interest in Hudson increased from 45.5% to 54.0% and, as a result, Hudson became a consolidated subsidiary. Financial results of Hudson have been included in the consolidated financial statements from the acquisition date.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

The following table reflects the April 27, 2005, condensed balance sheet of Hudson, as adjusted to give effect to the purchase method accounting adjustments:

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥8,309	$70,733
Property and equipment	1,130	9,619
Goodwill	1,266	10,777
Other assets	477	4,061
In-process research & development	42	358

Total assets acquired	11,224	95,548

Current liabilities	7,455	63,463
Long-term liabilities	500	4,256

Total liabilities assumed	7,955	67,719

Minority interest	924	7,866

Net assets acquired	¥2,345	$19,963

Goodwill related to acquisition of Hudson shares is allocated to the Digital Entertainment segment of Konami. In connection with the purchase price allocation, IP R&D of ¥42 million ($358 thousand) was charged to R&D expense in the consolidated statements of income upon consummation of the acquisition.

On November 7, 2005, the Company, Konami Sports Corporation (a consolidated subsidiary, “KSP”), and Konami Sports Life Corporation (a wholly owned subsidiary, “KSL”) entered into a basic agreement for a merger between KSP and KSL with KSP as the surviving entity, and a share exchange between KSP and the Company so that KSP become a wholly owned subsidiary of the Company. A public announcement of the terms of the share exchange was made on that day. The plan of merger and share exchange was approved in the shareholders’ meeting held on January 26, 2006. KSL and KSP merger was closed on February 28, 2006, and the share exchange between the Company and KSP was executed on March 1, 2006. KSP and KSL merger was made via share exchange with the exchange ratio of 1.00 to 3.99 which was determined based on an independent valuation. The Company and KSP share exchange was made with the exchange ratio of 1.00 to 0.79 which was determined based on an independent valuation. A total of 9,898,911 shares of the Company’s common stock, including 4,024,078 newly issued shares and 5,874,833 shares held as treasury stock, was issued to the minority shareholders of KSP in the share exchange. Upon completion of the merger, KSP changed its trade name to Konami Sports & Life Co., Ltd.

Konami accounted for the acquisition of additional equity interests in KSP as a step-acquisition and, accordingly, the total purchase price of ¥16,194 million ($137,856 thousand), consisted of the fair value of common shares issued to minority shareholders of KSP and the direct cost of the acquisition, has been allocated using the preliminary estimates of fair value of assets and liabilities of KSP based on the valuation by third parties which is in process. The excess purchase price over the estimated fair value of the net assets acquired of ¥6,596 million ($56,151 thousand) has been recorded as goodwill in the accompanying consolidated balance sheets. Goodwill arising from the acquisition of additional equity interest in KSP has all been allocated to the Health & Fitness segment of Konami. The identifiable intangible asset of KSP recognized in connection with the step acquisition included ¥12,542 million ($106,768 thousand) for trademarks, ¥727 million ($6,189 thousand) for membership list and ¥1,557 million ($13,254 thousand) for franchise and other contracts.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

3.    Investments in Affiliates

The carrying amount of investments in affiliates as of March 31, 2005 and 2006 was ¥5,184 million and ¥6,050 million ($51,503 thousand), respectively, and includes ¥2,059 million and ¥5,040 million ($42,905 thousand), respectively, of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity-method goodwill”).

Under SFAS No. 142, equity-method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18, which requires other-than-temporary decline in value of an equity-method investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity-method of accounting.

At March 31, 2005 and 2006, Konami held investments in the equity-method affiliates as follows:

	Description of business	Acquisition Date	Ownership %
			2005	2006
TAKARA Co., Ltd.	Toy manufacturer	July 2000	23.0%	—
HUDSON SOFT CO., LTD.	Game software producer	August 2001	45.5%	—
Resort Solution Co., Ltd.	Management on resort facilities	March 2006	—	20.0%

On March 31, 2005, the Company sold its entire equity interest in Genki Co., Ltd. (“Genki”), previously an equity-method affiliate, and terminated its equity relationship with Genki. In connection with the sale, ¥563 million of gain on sales of an affiliated company was recognized in the accompanying consolidated statements of income for the year ended March 31, 2005.

On April 25, 2005, the Company sold its entire equity interest in TAKARA Co., Ltd. (“Takara”), previously an equity-method affiliate and terminated its equity relationship with Takara. As a result, gain on sales of ¥6,917 million ($58,883 thousand) was recognized in the accompanying consolidated statements of income for the year ended March 31, 2006.

As discussed in Note 2, the Company acquired additional newly issued shares by Hudson, previously an equity-method affiliate, on April 27, 2005 and Hudson became a 54.0% owned consolidated subsidiary of the Company.

On March 10, 2006, the Company acquired 20.0% of the total outstanding common stock of Resort Solution Co., Ltd. (“Resort Solution”), a company engaged in management and development of golf courses, hotels and resort facilities, for a total consideration of ¥5,993 million ($51,017 thousand). The acquisition was aimed at achieving a business alliance with Resort Solution in the area of Konami’s health and fitness business. The excess of the purchase price over the Company’s equity in net assets of the investee amounted to ¥5,040 million ($42,905 thousand) and was recognized as the equity-method goodwill based on the currently available information and certain assumptions that management believes are reasonable. The equity in net income of the investee has been included in the accompanying consolidated statements of income form the acquisition date.

At March 31, 2005 and 2006, Konami evaluated the recoverability of its investments in affiliates and concluded that there was no impairment in the carrying value of those investments.

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was ¥57 million ($485 thousand) at March 31, 2006. There was no undistributed earnings of affiliated companies as of March 31, 2005.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Affiliated companies accounted for under the equity-method with an aggregate carrying amount of ¥5,184 million and ¥6,050 million ($51,503 thousand) as of March 31, 2005 and 2006, respectively, were traded on established markets and were quoted at an aggregate market value of ¥14,757 million and ¥6,593 million ($56,125 thousand) as of March 31, 2005 and 2006, respectively.

Condensed combined financial information of the Company’s unconsolidated affiliates at March 31, 2005 and 2006 and for each of the three years ended March 31, 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Combined Financial Position:
Property and equipment, net	¥13,046	¥15,541	$132,298
Other assets, net	78,712	14,767	125,708

Total assets	¥91,758	¥30,308	$258,006

Debt	42,363	1,585	13,493
Other liabilities	29,664	23,675	201,541
Minority interest	9,716	10	85
Stockholders’ equity	10,015	5,038	42,887

Total liabilities and equity	¥91,758	¥30,308	$258,006

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Combined Operations:
Sales	¥124,136	¥108,979	¥24,783	$210,973
Cost of revenues	89,058	83,936	12,977	110,471
Selling, general and administrative expenses	33,367	41,820	10,512	89,487

Operating income (loss)	1,711	(16,777)	1,294	11,015
Interest income (expense), net	(526)	(476)	(56)	(477)
Other, net	(72)	(3,285)	(91)	(774)

Net income (loss)	¥1,113	¥(20,538)	¥1,147	$9,764

4.    Inventories

Inventories at March 31, 2005 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Finished products	¥6,117	¥7,321	$62,322
Work in process	7,504	8,938	76,088
Raw materials and supplies	1,867	3,850	32,774

Total	¥15,488	¥20,109	$171,184

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

5.    Investment in Marketable Securities

Investment in marketable securities at March 31, 2005 and 2006 consisted of the following:

	Millions of Yen
	March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥76	¥89	¥—	¥165

Total	¥76	¥89	¥—	¥165

There were no gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months on March 31, 2005, and 2006.

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2006				March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥460	¥112	—	¥572	$3,916	$953	—	$4,869
Total	¥460	¥112	—	¥572	$3,916	$953	—	$4,869

6.    Property and Equipment

Property and equipment at March 31, 2005 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Property and equipment, at cost:
Land	¥11,515	¥10,362	$88,210
Buildings and structures	56,708	44,169	376,002
Tools, furniture and fixtures	25,584	21,922	186,618
Construction in progress	738	1,244	10,590

Total	94,545	77,697	661,420
Less-Accumulated depreciation and amortization	(47,950)	(35,245)	(300,034)

Net property and equipment	¥46,595	¥42,452	$361,386

Depreciation and amortization expense for the years ended March 31, 2004, 2005 and 2006 amounted to ¥6,933 million, ¥7,592 million and ¥9,209 million ($78,394 thousand), respectively.

In accordance with SFAS No. 144, all long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the prior years,

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Konami performed such reviews for its Health & Fitness operations based on certain grouping of clubs in the same geographic area where interdependencies of club operations existed such as sharing of costs and expenses. However, in fiscal 2006, in connection with changes in management of KSP and in its operating structure of clubs, which eliminated interdependencies among clubs, Konami reassessed its asset grouping for Health & Fitness operations and changed to an individual club operation level which is considered to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets under the new operating structure. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected future cash flows are less than the carrying amount of the assets, those clubs are considered impaired and the assets are written down to fair value. For purposes of estimating fair value, the Company has utilized the third-party appraisals, which were based on the projected future cash flows of the impaired clubs discounted at a weighted average cost of capital. The Company recorded a pre-tax impairment charge of ¥10,533 million ($89,665 thousand) in operating expenses in the accompanying consolidated statements of income for the year ended March 31, 2006. The impairment charges related to club locations with operating performance that deteriorated subsequent to the 2005 review or which had additions during the subsequent period that were found to be impaired. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by the Company.

7.    Goodwill and Identifiable Intangible Assets

Konami evaluates the recoverability of the carrying value of goodwill under SFAS No.142. Konami engages an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis included 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilizes a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At March 31, 2005, Konami evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

However, in the fourth quarter of the fiscal year ended March 31, 2006, Konami determined that the fair value of indefinite lived assets related to trademarks and franchise contracts recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Accordingly, an aggregate non-cash impairment charge of ¥9,180 million ($78,148 thousand) was recorded in operating expenses in the accompanying consolidated statements of income for the year ended March 31, 2006. The impairment charge consisted of ¥3,478 million ($29,608 thousand) for trademarks and ¥5,702 million ($48,540 thousand) for franchise contracts. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations and the cancellation of certain franchise contracts during fiscal 2006.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2005 and 2006 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2004	¥339	—	¥125	¥464
Additional acquisitions during year	—	¥385	—	385
Balance at March 31, 2005	¥339	¥385	¥125	¥849
Additional acquisitions during year	14,657	6,596	—	21,253

Balance at March 31, 2006	¥14,996	¥6,981	¥125	¥22,102

	Thousands of U.S. Dollars
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2005	$2,886	$3,278	$1,064	$7,228
Additional acquisitions during year	124,771	56,151	—	180,922

Balance at March 31, 2006	$127,657	$59,429	$1,064	$188,150

Additional goodwill in the Health & Fitness segment of ¥385 million ($3,277 thousand) was acquired during the year ended March 31, 2005 in connection with the acquisition of treasury stock by KSP which increased the Company’s equity interest from 60.5% to 64.1%.

As discussed in Note 2, additional acquisitions of equity interests in its subsidiaries in Digital Entertainment segment resulted in the increase of goodwill for the year ended March 31, 2006. In addition, the Company acquired the remaining interest in KSP and made it a wholly owned subsidiary, which resulted in recognition of goodwill in the Health & Fitness segment for the year ended March 31, 2006.

Identifiable intangible assets at March 31, 2005 and 2006 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Identifiable intangible assets subject to amortization:
Existing technology	¥644	¥705	$6,002
Franchise and other contracts	—	2,202	18,745
Membership lists	—	727	6,189
Less-Accumulated amortization	(472)	(701)	(5,968)

Net amortized identifiable intangible assets	172	2,933	24,968
Identifiable intangible assets with an indefinite life:
Trademarks	38,818	35,340	300,843
Franchise contracts	6,703	—	—
Gaming licenses	298	302	2,571

Total unamortized identifiable intangible assets	45,819	35,642	303,414

Total identifiable intangible assets	¥45,991	¥38,575	$328,382

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Intangible assets determined to have an indefinite useful life have been reassessed periodically based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by the Company, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. As a result of reassessment in 2006, intangible assets related to franchise contracts which were previously determined to have an indefinite life have been determined to have a finite life of 14 years. After 2006 reassessment, intangible assets with an indefinite life included trademarks and gaming licenses.

Intangible assets related to existing technology, customer relationships, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 2 to 15 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2004, 2005 and 2006 was ¥546 million, ¥129 million and ¥ 179 million ($1,524 thousand), respectively.

The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2007	¥568	$4,835
2008	491	4,180
2009	158	1,345
2010	158	1,345
2011	158	1,345

8.    Other Assets

Other assets at March 31, 2005 and 2006, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Capitalized computer software, net	¥11,875	¥11,831	$100,715
Investments in non-marketable securities	574	391	3,329
Other	6,934	7,881	67,089

Total other assets	¥19,383	¥20,103	$171,133

Konami acquired computer software, principally for ERP implementation, of ¥9,781 million and ¥5,599 million ($47,663 thousand) in fiscal years 2005 and 2006, respectively.

Capitalized computer software at March 31, 2005 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Capitalized computer software, at cost	¥15,294	¥18,887	$160,781
Less—Accumulated amortization	(3,419)	(7,056)	(60,066)

Capitalized computer software, net	¥11,875	¥11,831	$100,715

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Amortization expense of computer software for the years ended March 31, 2004, 2005 and 2006 amounted to ¥887 million, ¥1,329 million and ¥4,007 million ($34,111 thousand), respectively.

Estimated amortization expense of computer software for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2007	¥2,899	$24,679
2008	2,826	24,057
2009	2,708	23,053
2010	2,409	20,507
2011	990	8,428

Amortization expense of other intangible assets for the years ended March 31, 2004, 2005 and 2006 amounted to ¥162 million, ¥310 million and ¥387 million ($3,294 thousand), respectively.

9.    Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity-method affiliates. Such transactions for the years ended March 31, 2004, 2005 and 2006 are summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Sales to Takara	¥80	¥0	¥—	$—
Purchases from Takara	2,187	1,151	5	43
Sales to Hudson	18	6	—	—
Purchases from Hudson	5,328	4,244	1,047	8,913
Sales to Genki	—	5	—	—
Purchases from Genki	3,041	1,277	—	—

There was no related notes and accounts receivable balance from Takara at March 31, 2005. The related notes and accounts payable to Takara were ¥42 million at 2005, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The Company sold its entire shares of Takara, an equity-method affiliate, and dissolved its equity relationship on April 25, 2005.

The related accounts receivable from Hudson were ¥2 million at March 31, 2005, and were included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Hudson was ¥14 million at March 31, 2005, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. As a result of the Company’s acceptance of a third party allotment of additional shares on April 27, 2005, Hudson, an equity-method affiliate, became a 54.0% owned consolidated subsidiary of the Company.

The related accounts receivable from Genki was ¥5 million at March 31, 2005 and was included in Trade notes and accounts receivable in the accompanying consolidated balance sheets. The related accounts payable to Genki were and ¥246 million at March 31, 2005, and were included in Trade notes and accounts payable in the accompanying consolidated balance sheets. The Company sold its entire shares of Genki, an equity-method affiliate, and dissolved its equity relationship on March 31, 2005.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

During fiscal 2005, Konami Corporation of America, a consolidated subsidiary, acquired 100,000 shares of Konami Computer Entertainment Hawaii, Inc. for ¥ 129 million from Takuya Kozuki who is a director of Konami Corporation of America and an immediate family member of senior management team and major shareholders of the Company. The transaction price was determined based on the third party appraisal.

During fiscal 2005, Konami Real Estate, Inc., a consolidated subsidiary, transferred certain fixed assets to Kozuki Capital Corporation at ¥162 million. During fiscal 2006, Konami Real Estate, Inc. acquired certain fixed assets from Kozuki Capital Corporation at ¥1,582 million ($13,467 thousand). Kozuki Capital Corporation is a company owned by senior management shareholders of the Company and their immediate family members and operates in the business of securities, investments and real estates. The transaction price was determined based on fair market value.

Konami Real Estate, Inc. paid a rent of ¥4 million and ¥14 million ($119 thousand) during fiscal 2005 and 2006 and a lease deposit of ¥4 million during 2005 to Kozuki Capital Corporation in accordance with rent agreements entered into in December 2004, for the lease of certain office spaces.

10.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2005 and 2006 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.56% to 1.375% and from 0.59% to 5.59% per annum at March 31, 2005 and 2006	¥8,582	¥958	$8,155

Total	¥8,582	¥958	$8,155

Weighted-average interest rate on short-term borrowings was 0.581% and 2.458% at March 31, 2005 and 2006, respectively. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to US$3,000 thousand (¥352 million) at March 31, 2006.

A summary of long-term debt at March 31, 2005 and 2006 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Unsecured 0.70% per annum bonds due in September 2005	¥15,000	¥—	$—
Unsecured 0.92% per annum bonds due in September 2006	15,000	15,000	127,692
Unsecured 1.05% per annum bonds due in September 2007	15,000	15,000	127,692
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	5,000	5,000	42,564
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	5,000	5,000	42,564
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000	5,000	42,564

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Unsecured loans from banks due serially from 2005 to 2011 with interest rates ranging from 0.87% to 2.462% and from 0.87% to 2.9% per annum at March 31, 2005 and 2006	¥4,912	¥3,975	¥33,839

Total long-term debt	64,912	48,975	416,915
Less: current portion	(15,317)	(21,992)	(187,214)

Long-term debt, non-current portion	¥49,595	¥26,983	$229,701

Unsecured long-term loans from banks included loans denominated in foreign currencies at March 31, 2006 were US$25 thousand (¥3 million) and none at March 31, 2005. At March 31, 2005 and 2006, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

The Company had unused committed lines of credit available for immediate borrowings amounting to ¥12,000 million with certain financial institutions which were terminated on March 30, 2005. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2005 amounted to ¥18 million.

The aggregate annual maturities of long-term debt outstanding at March 31, 2006 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2007	¥21,992	$187,214
2008	20,593	175,304
2009	5,593	47,612
2010	592	5,039
2011	205	1,746

11.    Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

At March 31, 2005 and 2006, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Building and structures, at cost	—	5,067	$43,134
Tools, furniture and fixtures, at cost	¥8,839	¥4,704	40,044
Accumulated amortization	(5,114)	(2,971)	(25,291)

Net leased property	¥3,725	¥6,800	$57,887

Amortization of capitalized leases is included in depreciation expense.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2007	2,751	2,982	23,419	25,385
2008	2,099	2,981	17,868	25,377
2009	1,498	2,977	12,752	25,343
2010	1,156	2,972	9,841	25,300
2011	689	2,953	5,865	25,138
Thereafter	4,872	30,662	41,475	261,020

Total minimum lease payments	13,065	45,527	111,220	387,563

Less: amount representing interest (rates ranging from 1.08% to 7.32% per annum)	1,917		16,319

Present value of net minimum lease payments	11,148		94,901
Less: current portion	2,500		21,282

Non-current portion	8,648		73,619

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2004, 2005 and 2006 totaled ¥20,899 million, ¥18,449 million and ¥19,133 million ($162,876 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of income.

12.    Asset Retirement Obligation

Konami has asset retirement obligations arising from the contractual requirements to perform certain asset retirement activities at the time that certain leasehold improvements relating primarily to the health and fitness facilities is disposed of. The liability was initially measured at fair value and subsequently is adjusted for accretion expenses and charges in amount or timing of estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of related long-lived asset and depreciated over the asset’s useful life. The following table presents the activity for asset retirement obligations for the year ended March 31, 2005 and 2006:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Beginning balance	¥—	¥—	$—
Additional liabilities incurred	—	1,620	13,791
Liabilities settled	—	—	—
Revision to estimates	—	—	—
Accretion expense	—	137	1,166

Ending Balance	¥—	¥1,757	$14,579

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

13.    Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and the local income taxes net of national tax benefit, which in the aggregate resulted in a statutory income tax rate of approximately 42%, 40.9% and 40.9% for the years ended March 31, 2004, 2005 and 2006, respectively. On March 24, 2003, the Japanese Diet approved Amendments to the Local Tax Law, which reduced the standard tax rates for the income-based business tax, as well as added business tax based on corporate size, effective for the years beginning on or after April 1, 2004. Consequently, the statutory income tax rate was reduced to approximately 40.9% effective April 1, 2004. The income before income taxes and income tax expense (benefit) for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Income before income taxes:
Japanese	¥30,656	¥21,900	¥8,376	$71,303
Foreign	9,451	5,542	62	528

Total	¥40,107	¥27,442	¥8,438	$71,831

Income taxes—Current:
Japanese	¥16,214	¥13,674	¥(5,747)	$(48,923)
Foreign	2,472	1,843	962	8,189

Total	¥18,686	¥15,517	¥(4,785)	$(40,734)

Income taxes—Deferred:
Japanese	¥(634)	¥(7,540)	¥(5,500)	$(46,820)
Foreign	(17)	(75)	15	127

Total	¥(651)	¥(7,615)	¥(5,485)	$(46,693)

The significant components of income taxes for the years ended March 31, 2004, 2005 and 2006 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2005
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥18,035	¥7,902	¥(10,270)	$(87,427)
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	189	(14)	(52)	(443)
Foreign currency translation adjustments	—	(27)	27	230
Minimum pension liability adjustment	(49)	49	—	—

Total income taxes	¥18,175	¥7,910	¥(10,295)	$(87,640)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2004	2005	2006
Statutory tax rate	42.0%	40.9%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	3.9	5.9	21.2
Change in valuation allowance	(2.1)	(1.1)	15.3
Reversal of accrued income taxes	—	—	(196.9)
Change in income tax rate	0.5	—	—
Investments in affiliates	0.4	(4.8)	—
Gain on sales of subsidiaries shares	—	(12.7)	—
Dividend of overseas subsidiaries	—	4.5	3.3
Investment tax credits	—	(3.1)	(10.2)
Other, net	0.3	(0.8)	4.7

Effective income tax rate	45.0%	28.8%	(121.7)%

In March 2006, The Company recognized the tax benefit as a result of the reversal of ¥17,051 million of accrued income taxes, which had been provided due to the uncertainty as to deductibility of the capital loss incurred in the year ended March 31, 2003 in connection with its plan to reorganize the Konami group into a holding company structure, a necessary condition for such loss to be deductible, which was delayed and was not expected to complete as originally planned. The reorganization to a holding company structure was completed and finalized in the fiscal year ended March 31, 2006 and, accordingly, the Company reversed the accrued taxes and recognized the tax deduction of the capital loss, which resulted in a decrease in the effective income tax rate by 196.9%.

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Deferred tax assets:
Accrued enterprise taxes	¥2,004	¥1,109	$9,441
Accrued expenses	3,071	3,634	30,935
Accrued pension and severance costs	1,330	1,433	12,199
Allowance for doubtful accounts	1,127	869	7,397
Inventories	11,854	12,814	109,083
Net operating loss carryforwards	5,609	7,437	63,310
Property and equipment basis differences	701	4,009	34,128
Investments in affiliates	483	—	—
Asset retirement obligation	—	719	6,121
Other	1,760	4,097	34,877

Gross deferred tax assets	27,939	36,121	307,491
Less valuation allowance	(6,496)	(11,641)	(99,098)

Total deferred tax assets	21,443	24,480	208,393
Deferred tax liabilities:
Intangible assets	(18,320)	(15,718)	(133,804)
Investments in affiliates	—	(23)	(196)
Other	(878)	(1,106)	(9,415)

Gross deferred tax liabilities	(19,198)	(16,847)	(143,415)

Net deferred tax assets	¥2,245	¥7,633	$64,978

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Konami will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2005 and 2006.

The net change in the total valuation allowance for the years ended March 31, 2004, 2005 and 2006 was a decrease of ¥1,268 million, ¥224 million and an increase of ¥5,145 million ($43,798 thousand), respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The valuation allowance for deferred tax assets that would be allocated to reduce goodwill or other non-current intangible assets of an acquired company upon subsequent recognition of the related tax benefits amounted to ¥968 million ($8,240 thousand) as of March 31, 2006.

Deferred tax liabilities aggregating ¥88 million ($749 thousand) have been recognized for undistributed earnings of certain foreign subsidiaries where dividends are expected with additional tax burden to the Company. At March 31, 2005 and 2006, the Company did not recognize deferred tax liabilities of ¥625 million and ¥694 million ($5,908 thousand), respectively, for undistributed earnings of certain foreign subsidiaries as the Company does not currently intend to repatriate those earnings. At March 31, 2005 and 2006, aggregate undistributed earnings not subject to deferred tax liabilities were ¥10,781 million and ¥11,803 million ($100,477 thousand), respectively.

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Current assets:
Deferred income taxes, net	¥18,392	¥16,510	$140,547
Investments and other assets:
Deferred income taxes, net	—	3,179	27,062
Current liabilities:
Other current liabilities	—	(132)	(1,124)
Long-term liabilities:
Deferred income taxes	(16,147)	(11,924)	(101,507)

Net deferred tax assets	¥2,245	¥7,633	$64,978

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

At March 31, 2006, certain domestic subsidiaries had operating loss carry forwards aggregating approximately ¥6,286 million ($53,512 thousand), which expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2007	¥—	$—
2008	—	—
2009	47	400
2010	36	306
2011	1,232	10,488
2012	4,574	38,938
2013	397	3,380

Total	¥6,286	$53,512

U.S. subsidiaries had federal and state tax net operating loss carry forwards of approximately ¥12,279 million ($104,529 thousand) and ¥10,606 million ($90,287 thousand), respectively, which expire in varying amounts through the year 2025. These net operating loss carry forwards which expire within 1 to 5 years, 6 to 10 years, 11 to 15 years and thereafter are ¥13,470 million ($114,668 thousand), ¥1,826 million ($15,544 thousand), ¥779 million ($6,631 thousand) and ¥6,810 million ($57,972 thousand), respectively.

14.    Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees can make an election either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2004, 2005 and 2006 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Service cost—benefits earned during the year	¥312	¥313	¥236	$2,009
Interest cost on projected benefit obligation	53	40	24	204
Expected return on plan assets	(45)	(41)	(41)	(349)
Recognized actuarial (gain) loss	21	(51)	(68)	(579)
Amortization of prior service cost	(13)	(14)	(1)	(8)

Net periodic cost	¥328	¥247	¥150	$1,277

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,492	¥2,848	$24,244
Service cost	313	236	2,009
Interest cost	40	24	204
Effect of acquisition	—	444	3,780
Actuarial (gain) loss	(777)	164	1,396
Benefits paid	(220)	(272)	(2,315)

Benefit obligation, end of year	¥2,848	¥3,444	$29,318

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,481	¥2,433	$20,712
Actual return on plan assets	(10)	130	1,107
Employer contribution	125	190	1,617
Benefits paid	(163)	(157)	(1,337)

Fair value of plan assets, end of year	2,433	2,596	22,099

Funded status	(415)	(848)	(7,219)
Unrecognized actuarial (gain)	(439)	(382)	(3,252)
Unrecognized prior service cost	(123)	(66)	(562)

Net amount recognized	¥(977)	¥(1,296)	$(11,033)

Amounts recognized in the consolidated balance sheets consist of:
Accrued pension and severance cost	¥(977)	¥(1,296)	$(11,033)
Accumulated other comprehensive (loss)	—	(29)	(246)

Net amount recognized	¥(977)	¥(1,325)	$(11,279)

	Millions of Yen		Thousands of U.S. Dollars
	2005	2006	2006
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥1,903	¥2,507	$21,342
Accumulated benefit obligation	1,751	2,223	18,924
Fair value of plan assets	827	953	8,113

The measurement date used to determine pension benefit obligations for all the pension plans was March 31.

The accumulated benefit obligation for the pension plans was ¥2,668 million and ¥3,148 million ($26,798 thousand) at March 31, 2005 and 2006, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2006 were as follows:

	2005	2006
Weighted-average assumptions:
Discount rate	1.4%	1.4%
Assumed rate of increase in future compensation levels	2.4%	1.7%

Weighted-average assumptions used to determine net cost for the years ended March 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006
Weighted-average assumptions:
Discount rate	1.9%	1.4%	1.4%
Assumed rate of increase in future compensation levels	2.7%	2.7%	2.3%
Expected long-term rate of return on plan assets	2.0%	1.7%	1.7%

Konami determines the expected long-term rate of return on plan assets of the various assets categories in which it invests. Konami considers the current expectations for future returns and the actual historical returns of each plan asset category.

The benefit plan weighted-average asset allocations for the Company and its domestic subsidiaries for the years ended March 31, 2005 and 2006 by asset category were as follows:

	2005	2006
Asset category:
Equity securities	21.4%	23.9%
Debt securities	21.4%	23.2%
Guaranteed investment contracts—insurance companies	44.9%	40.7%
Other	12.3%	12.2%

	100.0%	100.0%

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

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥611 million, ¥624 million and ¥765 million ($6,512 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, and were recorded as costs and expenses in the consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Konami expects to contribute ¥201 million ($1,711 thousand) and ¥1,038 million ($8,836 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2007.

Future estimated pension benefit payments, using the defined benefit plan for Konami and its domestic subsidiaries are as follows.

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2007	¥123	$1,047
2008	136	1,158
2009	151	1,285
2010	160	1,362
2011	166	1,413
2012-2017	923	7,857

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,367 million and ¥1,332 million ($11,339 thousand) at March 31, 2005 and 2006, respectively, which is included in Accrued pension and severance costs in the accompanying consolidated balance sheets.

15.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2006, a retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥ 68,701 million ($584,839 thousand).

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in-capital equals 25% of common stock. The amount of total additional paid-in-capital and legal reserve that exceeds 25% of common stock may be available for appropriations by resolution of the stockholders. In addition, the Law permits the transfer of a portion of additional paid-in-capital and legal reserve to common stock by resolution of the Board of Directors.

Stock-based Compensation Plan

The Company and its domestic consolidated subsidiaries maintained certain stock-based compensation plans for grant of stock subscription rights to their directors and employees. Under these plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Subsidiaries that previously maintained such plans included Konami Computer Entertainment Osaka, Inc. (“Konami OSA”), Konami TYO, Konami JPN, Konami STUDIO and KSP. All plans related to Konami OSA, Konami TYO, Konami STUDIO and Konami JPN were canceled by March 31, 2005, in connection with their mergers with the Company. Also, in the year ended March 31, 2006, the exercise price and the number of shares issuable under the KSP’s plan originally established in 2004 were adjusted so that the shares were issuable in the Company’s common shares, in connection with the stock exchange between KSP and the Company as described in Note 2. The adjustment did not result in compensation expense as the fair value of the Company’s common shares exceeded the adjusted exercise price.

Konami has accounted for compensation cost under those plans in accordance with APB No. 25 and FIN No.44. There was no compensation cost recognized for the years ended March 31, 2005 and 2004 as there was no intrinsic value as of the grant date. The compensation cost based on the intrinsic value method of 97 million ($826 thousand) was recognized in the accompanying consolidated statements of income for the year ended March 31, 2006 for options granted during the year.

The following table summarizes activity under these plans:

	Shares
	2004	2005	2006
Outstanding at beginning of the year	2,131,650	2,318,650	2, 899,700
Granted	304,900	1,358,000	1,344,980
Exercised	—	(3,270)	(11,900)
Forfeited, canceled or expired	(117,900)	(773,680)	(1,387,100)
Outstanding at end of the year	2,318,650	2,899,700	2,845,680

	2004	2005	2006	2006
Weighted average exercise price	¥3,044	¥3,125	¥3,293	$27.66
Weighted average remaining contractual life	1.04 years	0.86 years	1.95 years	—
Options exercisable, end of period	30,000 shares	539,566 shares	1,112,437 shares	—
Weighted average fair value of options granted during the year	¥412	¥774	¥489	$4.16

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2004	2005	2006
Weighted average risk-free interest rate	0.34%	0.52%	0.09%
Weighted average expected life	3.82 years	3.42 years	1.67 years
Weighted average expected dividends	2.14%	2.24%	2.17%
Weighted average expected volatility	52.80%	52.43%	30.11%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2004, 2005 and 2006:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2004	8,254,314	¥25,666
Acquisition through purchase of odd-lot shares	1,841	4
Purchase under resolution of the board of directors	1,000,000	2,601
Balance at March 31, 2005	9,256,155	28,271
Acquisition through purchase of odd-lot shares	27,936	71
Issuance in a stock exchange	(5,917,233)	(18,064)
Shares issued to subsidiary in a stock exchange	3,048,481	8,452
Issuance upon exercise under stock compensation plan	(11,900)	(39)

Balance at March 31, 2006	6,403,439	¥18,691

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2005	$240,666
Acquisition through purchase of odd-lot shares	604
Issuance in a stock exchange	(153,775)
Shares issued to subsidiary in a stock exchange	71,950
Issuance upon exercise under stock compensation plan	(332)

Balance at March 31, 2006	$159,113

16.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2004, 2005 and 2006 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥842	¥(266)	¥2,019	$17,187
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(1,108)	2,285	1,888	16,072

Balance, end of year	¥(266)	¥2,019	¥3,907	$33,259

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥(52)	¥218	¥198	$1,686
Net change	270	(20)	(132)	(1,124)

Balance, end of year	¥218	¥198	¥66	$562

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Minimum pension liability adjustment:
Balance, beginning of year	¥—	¥(71)	¥—	$—
Adjustments for the year	(71)	71	(16)	(136)

Balance, end of year	¥(71)	¥—	¥(16)	$(136)

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥790	¥(119)	¥2,217	$18,873
Adjustments for the year	(909)	2,336	1,740	14,812

Balance, end of year	¥(119)	¥2,217	¥3,957	$33,685

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2004
Foreign currency translation adjustments	¥(1,108)	¥—	¥(1,108)
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	1,968	(805)	1,163
Less: reclassification adjustment for gains included in net income	(1,509)	616	(893)

Net unrealized gains	459	(189)	270

Minimum pension liability adjustment	(120)	49	(71)

Other comprehensive loss	(769)	(140)	(909)

2005
Foreign currency translation adjustments	¥2,258	¥27	¥2,285
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	216	(88)	128
Less: reclassification adjustment for gains included in net income	(250)	102	(148)

Net unrealized losses	(34)	14	(20)

Minimum pension liability adjustment	120	(49)	71

Other comprehensive income (loss)	2,344	(8)	2,336

2006
Foreign currency translation adjustments	¥1,915	¥(27)	¥1,888
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	(518)	189	(329)
Less: reclassification adjustment for gains included in net income	334	(137)	197

Net unrealized losses	(184)	52	(132)

Minimum pension liability adjustment	(16)	—	(16)

Other comprehensive income	¥1,715	¥25	¥1,740

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2006
Foreign currency translation adjustments	$16,302	$(230)	$16,072
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	(4,410)	1,609	(2,801)
Less: reclassification adjustment for gains included in net income	2,843	(1,166)	1,677

Net unrealized losses	(1,567)	443	(1,124)

Minimum pension liability adjustment	(136)	—	(136)

Other comprehensive income	$14,599	$213	$14,812

17.    Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2004, 2005 and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Forward exchange contracts to sell foreign currencies:
Contract amount	¥3,203	¥9,493	¥3,757	$31,983
Fair value	¥3,119	¥9,753	¥3,775	$32,136

Gain (Loss)	¥84	¥(260)	¥(18)	$(153)

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains and (losses) of ¥84 million, ¥(260) million and ¥(18) million ($153 thousand) arising from these forward exchange contracts at March 31, 2004, 2005 and 2006, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of income. Foreign exchange net losses, including those on these forward exchange contracts, for the years ended March 31, 2004, 2005 and 2006 were ¥395 million, ¥826 million and ¥455 million ($3,873 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2006 on fair value of those forward exchange contracts have not been significant as of the reporting date.

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

Years ended March 31, 2004, 2005, and 2006—(Continued)

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

The estimated fair values of Konami’s financial instruments at March 31, 2005 and 2006 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2005		2006		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥165	¥165	¥572	¥572	$4,869	$4,869
Long-term debt, including current installments	(64,912)	(63,794)	(48,975)	(47,967)	(416,915)	(408,334)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	3	3	26	26
Liabilities	(260)	(260)	(21)	(21)	(179)	(179)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

19.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2004	2005	2006	2006
Cash paid during the year for:
Interest	¥868	¥974	¥(1,137)	$(9,679)
Income taxes	8,390	9,983	15,581	132,638
Acquisitions of new subsidiaries:
Fair value of assets acquired	262	—	6,180	52,609
Liabilities assumed	(342)	—	(7,955)	(67,719)
Goodwill	339	—	1,266	10,777
Minority interest	(53)	—	(924)	(7,866)
Cash paid, net of cash acquired	206	—	(1,433)	(12,199)
Property acquired under capital leases during the year	2,294	1,844	9,079	77,288
Recognition of tangible fixed assets due to assets retirement obligation	—	—	1,620	13,791

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

In order to better serve a rapidly changing digital entertainment market, the Company combined the related three operating segments, Computer & Video Games, Toy & Hobby and Amusement, which represented operating segments separately managed and reported in the prior years, into the newly established Digital Entertainment segment in 2006. Accordingly, segment information for the years ended March 31, 2004 and 2005 have been restated to conform to the current segment reporting structure.

Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia.
2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.
3. Gaming & systems:	Production, Manufacture and sale of gaming machines for overseas market

Notes:

“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

“Corporate” primarily consists of administrative expenses of the Company.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

Gaming segment renamed to Gaming & System segment from October 1, 2005.

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

a .    Operations in Different Industries

(1) Revenue and operating income (loss)

Year Ended March 31, 2004	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥175,890	¥78,875	¥10,947	¥7,700	¥273,412
Intersegment	554	24	—	(578)	—

Total	176,444	78,899	10,947	7,122	273,412
Operating expenses	128,826	76,128	10,255	17,490	232,699

Operating income (loss)	¥47,618	¥2,771	¥692	¥(10,368)	¥40,713

Year Ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥162,797	¥78,843	¥11,641	¥7,410	¥260,691
Intersegment	874	263	2	(1,139)	—

Total	163,671	79,106	11643	6,271	260,691
Operating expenses	131,018	77,059	10,201	14,277	232,555

Operating income (loss)	¥32,653	¥2,047	¥1,442	¥(8,006)	¥28,136

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,392,900	$690,534	$90,415	$57,674	$2,231,523
Intersegment	14,063	783	17	(14,863)	—

Total	1,406,963	691,317	90,432	42,811	2,231,523
Operating expenses	1,118,804	836,537	89,921	165,141	2,210,403

Operating income (loss)	$288,159	$(145,220)	$511	$(122,330)	$21,120

Intersegment revenues primarily consists of Sales of hardware products and parts from Digital Entertainment to Health & Fitness.

As discussed in Note 6 and 7, impairment charges of ¥10,533 million ($89,665 thousand) for long-lived assets and ¥9,180 million ($78,148 thousand) for identifiable intangible assets were included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2006.

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2004	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥110,327	¥104,516	¥9,534	¥70,120	¥294,497
Depreciation and amortization	2,108	4,963	411	1,046	8,528
Capital expenditures	1,828	4,724	167	4,843	11,562

Year Ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥111,842	¥105,278	¥10,235	¥76,966	¥304,321
Depreciation and amortization	1,891	4,976	397	2,096	9,360
Capital expenditures	1,485	5,353	865	10,951	18,654

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥114,654	¥105,533	¥9,627	¥72,823	¥302,637
Depreciation and amortization	2,286	5,420	517	5,559	13,782
Capital expenditures	19,785	19,911	661	7,647	48,004

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of Dollars)
Assets	$976,028	$898,383	$81,953	$619,928	$2,576,292
Depreciation and amortization	19,460	46,139	4,401	47,324	117,324
Capital expenditures	168,426	169,499	5,627	65,097	408,649

Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment, including those acquired in acquisitions of businesses.

b.    Operations in Geographic Areas

Year Ended March 31, 2004	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Year Ended March 31, 2005	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income (loss)	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Property and equipment, net	¥44,775	¥1,018	¥472	¥330	¥46,595	—	¥46,595

Year Ended March 31, 2006	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Property and equipment, net	¥39,888	¥1,815	¥454	¥295	¥42,452	—	¥42,452

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

Year Ended March 31, 2006	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,643,892	$287,707	$233,140	$66,784	$2,231,523	—	$2,231,523
Intersegment	268,051	13,153	7,679	3,072	291,955	$(291,955)	—

Total	1,911,943	300,860	240,819	69,856	2,523,478	(291,955)	2,231,523
Operating expenses	1,894,602	320,831	231,387	58,696	2,505,516	(295,113)	2,210,403

Operating income (loss)	$17,341	$(19,971)	$9,432	$11,160	$17,962	$3,158	$21,120

Property and equipment, net	$339,559	$15,451	$3,865	$2,511	$361,386	—	$361,386

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

As discussed in Note 6 and 7, impairment charges of ¥10,533 million ($89,665 thousand) for long-lived assets and ¥9,180 million ($78,148 thousand) for identifiable intangible assets were included in the operating expenses of Japan segment for the year ended March 31, 2006.

21.    Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥8,494 million ($72,308 thousand) as of March 31, 2006.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2004, 2005, and 2006—(Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2004
Allowance for doubtful accounts
Trade accounts receivable	¥976	¥83	¥350	¥709
Lease deposits	¥4,137	—	—	¥4,137
2005
Allowance for doubtful accounts
Trade accounts receivable	¥709	¥158	¥263	¥604
Lease deposits	¥4,137	—	4,137	¥—
2006
Allowance for doubtful accounts
Trade accounts receivable	¥604	¥77	¥140	¥541

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2006
Allowance for doubtful accounts
Trade accounts receivable	$5,142	$655	$1,192	$4,605

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date:  July 21, 2006

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

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics*

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.