Form 20-F
period 2007-03-31
KONAMI CORP
filed 2007-08-02
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323
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

As of March 31, 2007, 137,254,816 shares of common stock were outstanding, including 1,167,970 shares represented by 920,500 American Depositary Shares.

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

As used in this annual report, “fiscal 2007” refers to our fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2003 through 2007, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2003	2004	2005	2006	2007	2007
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥253,657	¥273,412	¥260,691	¥262,137	¥280,279	$2,374,240
Cost of products sold and services rendered	174,879	179,182	180,363	184,744	193,506	1,639,187
Impairment of goodwill, other identifiable intangible assets and long-lived assets (1)(2)	47,599	—	—	19,713	—	—
Selling, general and administrative expenses	53,049	53,517	52,192	55,199	58,628	496,637

Operating income (loss)	(21,870)	40,713	28,136	2,481	28,145	238,416

Other income (expenses), net	(226)	(606)	(694)	5,957	(578)	(4,896)

Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies	(22,096)	40,107	27,442	8,438	27,567	233,520
Income taxes	6,186	18,035	7,902	(10,270)	10,919	92,495
Minority interest in income (loss) of consolidated subsidiaries	(1,051)	2,220	2,761	(4,267)	575	4,871
Equity in net income (loss) of affiliated companies	(1,288)	252	(6,293)	33	138	1,169

Net income (loss)	¥(28,519)	¥20,104	¥10,486	¥23,008	¥16,211	$137,323

Basic net income (loss) per share	¥(234.58)	¥166.86	¥87.41	¥175.86	¥118.15	$1.00
Diluted net income (loss) per share	¥(234.58)	¥166.86	¥87.41	¥175.80	¥118.09	$1.00
Cash dividends declared per share (3)	¥54.00	¥54.00	¥54.00	¥54.00	¥54.00	$0.46

Balance Sheet Data:
Total current assets	¥136,705	¥152,766	¥161,938	¥144,327	¥138,261	$1,171,207
Total goodwill, identifiable intangible assets and property and equipment	92,912	93,148	93,435	103,129	114,517	970,919
Total assets	278,250	294,497	304,321	302,637	304,657	2,580,745
Total current liabilities	71,774	72,799	99,827	81,224	82,466	698,568
Total long-term liabilities	87,215	92,160	73,150	55,477	44,832	379,771
Total stockholders’ equity	90,406	102,129	105,857	163,815	174,662	1,479,50

(1)	Following the impairment review for fiscal 2003, we recognized impairment losses of ¥47,599 million with respect to our investment in Konami Sports Corporation (the current operations of which are included in the Health & Fitness reporting unit). Approximately ¥36,717 million of this loss related to the write-off of goodwill and the remaining ¥10,882 million related to the impairment of identifiable intangible assets such as trademarks and franchise contracts.
(2)	During fiscal 2006, we determined that the fair value of long-lived assets and identifiable intangible assets related to the Health & Fitness reporting unit was lower than their carrying value as a result of a review based on independent valuations. Accordingly, impairment of long-lived assets and identifiable intangible assets of ¥10,533 million and ¥9,180 million were recorded in operating expenses respectively.
(3)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥118.05 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 30, 2007, the last business day on or prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2002	134.77	115.89	125.64	132.70
2003	133.40	115.71	121.10	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56

Calendar year 2007
January	121.18	118.49	120.45	121.02
February	121.77	118.33	120.50	118.33
March	118.15	116.01	117.26	117.56
April	119.84	117.69	118.93	119.44
May	121.79	119.77	120.77	121.76
June	124.09	121.08	122.69	123.69

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 26, 2007, the noon buying rate was ¥119.14 per $1.00.

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

•	changes in economic conditions affecting our operations or the way that individuals choose to spend their leisure time;

•	our ability to successfully expand internationally with a focus on our Digital Entertainment segment and Gaming & System segment;

•	our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness segment;

•	our ability to successfully generate cash flows on an individual club operation level sufficient to recover the carrying value of the related individual club operations;

•	regulatory developments and changes, in particular in the gaming industry, and our ability to respond and adapt to those changes;

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

Policing unauthorized use of our products is difficult and can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and we may be unable to protect our intellectual property rights, particularly as we pursue new and emerging technologies. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

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

•

successful integration of acquisitions and realization of expected synergies and business benefits to recover acquisition investments, including any goodwill and separately identifiable intangible assets; and

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

Approximately 73.6% of our net revenues during fiscal 2007 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and toy & hobby products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and twenties, the traditional target market for our products and services including computer & video games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to enter new markets such as fitness clubs and expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining after 2007 and its demographic makeup is already aging considerably. According to government estimates released in December 2006, as of calendar year 2005, 20.2% of Japan’s population was aged 65 or over and this percentage is expected to reach 25.2% by 2013 and 40.5% by 2055.

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

Also, when new game consoles are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current consoles in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation and Nintendo 64 platforms were negatively affected by the platform transition from 32-bit and 64-bit to 128-bit game consoles such as Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, we may experience lower-than-expected sales.

We must make significant expenditures to develop products for new platforms which may not be successful or released when anticipated.

The cyclical nature of the industry requires us to anticipate and assess the emergence and market acceptance of new game consoles and develop new software well in advance of the time the platform is introduced to consumers. The complexity of next-generation platforms has resulted in higher development expenses for us which typically range between ¥100 million and ¥700 million per software title. If the platforms for which we develop new software products do not attain significant market penetration or our new products fail to gain market acceptance, we may not be able to recover in revenues our development expenses, which could be significant, and our business and financial results could be significantly harmed. We anticipate that our profitability will continue to be impacted by the levels of research and development expenses relative to revenues, and by fluctuations relating to the timing of development in anticipation of future platforms.

If we are unable to obtain or renew licenses from hardware manufacturers, we will not be able to release video game software for popular video game systems and our revenue and profitability may be negatively impacted.

Substantially all of our revenues from Computer & Video Games business have historically been derived from sales of video game software for use on proprietary game platforms developed and manufactured by other companies. We may only publish our games for play on their game platforms if we receive a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If we cannot obtain licenses to develop video game software from manufacturers of popular game consoles or if any of our existing license agreements are terminated, we will not be able to release video game software for those systems, which may have a negative impact on our results of operations and profitability. Although we cannot assure shareholders that we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems when the term of existing license agreements end, to date we have always obtained extensions or new agreements with the hardware companies. We also depend on hardware manufacturers for the following additional reasons:

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

In addition, we depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms. Games for Microsoft’s hardware platforms must be manufactured by an authorized replicator. Our hardware platform licenses with these hardware manufacturers provide that the manufacturer may change licenses’ costs. These licenses include other provisions such as approval rights of all products and related promotional materials that could have an effect on our costs and the timing of release of new titles.

Since major manufacturers such as Sony and Nintendo are also publishers of games for their own hardware platforms and manufacture products for all of their other licensees, such manufacturers may give priority to their own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo, which has occurred in the past. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture video game software for their consoles, or elect to manufacture video game software themselves or use developers other than us.

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

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Over the past several years, amusement arcade revenues and the sales of arcade games had bottomed out and recently have recovered. However, due to the development of full-scale home video game systems that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with network and game functions, consumers now have increasing leisure alternatives outside of amusement arcades. As customer preferences diversify, fewer people may visit frequently the amusement arcades on which we depend for sales of our amusement arcade game software, amusement arcade games and token-operated game machines and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

If our games are not accepted in the competitive domestic market for video game machines and token-operated game machines for amusement arcades, our results of operations will suffer.

Our success as a manufacturer of video game machines and token-operated game machines is dependent upon numerous factors, including our ability to design, manufacture, market and service video game machines and token-operated game machines that achieve player acceptance while maintaining product quality and acceptable margins. In addition, we must compete against other large and well-established game manufacturers such as SEGA SAMMY HOLDINGS INC. (“Sega Sammy”) and NAMCO BANDAI Holdings Inc. (“Namco Bandai”). If any of these game manufacturers, or another competitor, develops popular video game machines or token-operated game machines for amusement arcades and installed these game machines in the same arcade floor space as our video games and token-operated game machines, our sales from the amusement arcade game and domestic token-operated game machine markets may decrease significantly.

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

If we are not able to achieve success with respect to the factors outlined above, the growth of our health & fitness segment may be limited. We cannot assure you that we will be able to implement our growth strategy, open new clubs in a timely and cost-efficient basis or operate our new clubs profitably. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. If we are unable to enhance the performance of our new fitness clubs, our operating income may be adversely affected. In fiscal 2006, we recognized ¥19,713 million in impairment losses in our Health & Fitness segment partly as a result of the segment’s failure to meet previous growth expectations, and we may still incur future impairment charges against goodwill, other identifiable intangible assets, or property and equipment.

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

Use of our fitness clubs and equipment poses some potential health risks to members or guests through exertion from use of our services and facilities including exercise equipment. As a result, we may be subject to claims against us for death or injury suffered by members while exercising at our fitness clubs, and we may not be able to successfully defend any such claims. In addition, any such claims may harm our reputation. We currently maintain general liability insurance coverage but there can be no assurance that we will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims. Any liability claim in excess of our insurance coverage may adversely affect our results of operations.

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

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2007, such deposits and guarantee money accounted for over 8% of our total assets.

Risks Relating to Our Gaming & System Segment

If our gaming products are not accepted in the competitive market for gaming machines, we may be unable to compete in the gaming machine market.

Our success as a gaming machine manufacturer and supplier in overseas markets is dependent upon numerous factors, including our ability to design, manufacture, market and service gaming machines and casino management systems that achieve player and casino acceptance while maintaining product quality and acceptable margins and to obtain approvals for our products from gaming authorities. In addition, we must compete against gaming equipment and system companies such as International Game Technology, Bally Technologies, Inc., Aristocrat Leisure Limited and WMS Industries Inc., which are among the largest and most-established suppliers of gaming machines in the world. Some of our competitors have greater financial resources, name recognition, established service networks and customer relationships than we do, and are licensed in more jurisdictions than we are.

In order to diversify and expand sales, we have obtained licenses in every state in Australia, the main states in the United States, and some provinces in Canada, and are marketing and selling gaming products in those markets. If our games and our system products fail to be accepted by the market, and we are otherwise unable to develop products that offer technological advantages or unique entertainment features, we will be unable to generate the revenues necessary to compete effectively in the competitive gaming product market. Consequently, the results of our operations could suffer.

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

In North America, the manufacture and distribution of gaming products is subject to numerous federal, state, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in Arizona, California, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, New York, Oregon, West Virginia, Wisconsin, North Dakota, South Dakota, Oklahoma, Connecticut, Pennsylvania, Florida, Rhode Island, Puerto Rico and the Provinces of British Columbia, Ontario, Quebec, Alberta, Manitoba and Saskatchewan in Canada due to our gaming product business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we keep on developing lease participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

Together with our key personnel, we undergo extensive investigation before each jurisdictional license is issued. Our gaming products are subjected to independent testing and evaluation prior to approval from each jurisdiction in which we do business. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses. Our failure to obtain or retain a required license or approval in one jurisdiction could negatively impact our ability to obtain or retain required licenses and approvals in other jurisdictions. The failure to obtain or retain a required license or approval in any jurisdiction would decrease the geographic areas where we may operate and generate revenues, decrease our share in the gaming marketplace and put us at a disadvantage compared with our competitors. Consequently, the market price of our common stock may suffer.

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

If our manufacturing plant in the United States has operational difficulties, and we have problems with manufacturing capacity and quality control, our business growth may be adversely affected.

In June 2005, we started operation of a manufacturing plant in Nevada to strengthen production capacity and customer service and expand development and sales in the U.S. market. We depend on our manufacturing capacity for substantially all of our sales in the U.S. market. If operational troubles occur in this plant, we may be unable to maintain sufficient manufacturing capacity to meet increases in orders, and our financial performance may be adversely affected.

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

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock ranged from ¥2,330 to ¥3,670 during fiscal 2007.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of May 31, 2007, there were 137,254,816 shares of our common stock outstanding including 35,011,823 shares, representing 25.51% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and Chief Executive Officer, and his affiliate holders Yoko Kozuki, Kozuki Holding B.V., Kozuki Foundation for Sports and Higher Education, and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,444,214 additional shares of common stock generally without any shareholder approval. In addition, as of May 31, 2007, we held 6,295,124 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

In April 2007, we moved our principal head office to 7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan. Our telephone number is 81-3-5770-0573.

For a discussion of recent and current capital expenditures, please see “Capital Expenditures” at the end of Item 5.A. We have had no recent significant divestitures nor are any significant divestitures currently being made.

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for Sony PlayStation, PlayStation 2, PLAYSTATION 3, Nintendo Wii, Nintendo GameCube, Microsoft Xbox, Microsoft Xbox 360 console systems, Sony PlayStation Portable, Nintendo Game Boy Advance and Nintendo DS handheld systems as well as for use on personal computers. In addition, we plan, produce, operate and distribute entertainment content for mobile phone online games.

We also produce card games, character goods, toys & hobbies, publications, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. We also publish, produce and provide post-sale service for software and hardware for amusement arcade games. In addition, we produce software for pachinko slot machines and LCDs used in pachinko machines, and produce video games and token-operated games installed in amusement arcades and other entertainment venues in Japan as well as gaming machines for casinos in the United States, Australia and other overseas jurisdictions.

In addition, we believe that we are the leading operator of health and fitness clubs in Japan, in terms of revenues, members and the total number of facilities. As of March 31, 2007, our nationwide network of 208 directly operated health and fitness club facilities and 104 sports facilities whose operations are outsourced to us, cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006, and COMBI WELLNESS Corporation became its wholly-owned subsidiary as of May 31, 2006 following our acquisition of all of its outstanding shares. We aim to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of heath-related equipment and supplements.

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

Many of our successful products have resulted from diversified use of strong contents. For example:

•

We first sold Dance Dance Revolution one of our popular products in November 1998 as an amusement arcade game. We launched Dance Dance Revolution in the form of home video game software in April 1999 and have sold over one million units. This product became increasingly popular in North America today, as it has been utilized for physical education classes in schools.

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

For the fiscal year ended March 31, 2007, we had consolidated net revenues and net income of ¥280,279 million and ¥16,211 million, respectively, compared with net revenues and net income of ¥262,137 million and ¥23,008 million, respectively, for the fiscal year ended March 31, 2006.

Products and Services

We reclassified our businesses into three segments: Digital Entertainment, Health & Fitness and Gaming & System, during the fiscal year ended March 31, 2006, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing major business segments—video game software, toy & hobby, amusement, online and multimedia—into one Digital Entertainment Segment from April 2005 to create a business structure where we can achieve maximum synergies. During fiscal 2007, this segment had net revenues of ¥164,860 million, which accounted for 58.8% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five businesses as follows:

•	Computer & Video Games business: We produce, manufacture and sell video game software, purchase and distribute video game software for home use.

•	Toy & Hobby business: We plan, produce, manufacture and sell card games, electronic toys, boys’ toy products, toys that come with a confectionary, figures and character goods.

•	Amusement business: We produce, manufacture and sell video games for amusement facilities and content for token-operated games.

•	Online business: We build computer systems related to online games, maintain and operate online servers, produce and distribute content for mobile phones, and produce online games.

•	Multimedia business: We plan, produce and sell music and video package products, books and magazines.

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. We believe that we had approximately 21% of the market as measured by revenues based on the Leisure White Paper issued by Japan productivity center for socio-economic development for fiscal 2007. During fiscal 2007, this segment had net revenues of ¥88,459 million, which accounted for 31.6% of our consolidated net revenues, before elimination of intersegment revenues.

Gaming & System Segment

This segment is involved in developing content and hardware for gaming machines for casinos outside of Japan. During fiscal 2007, our net revenues from this segment were ¥16,744 million, which accounted for 6.0% of our consolidated net revenues, before elimination of intersegment revenues.

In addition, as part of our shift to a holding company structure, we transferred our research and development center for gaming machines to Konami Gaming, Inc., our U.S. subsidiary in March 2006, to become Konami Gaming’s Japanese branch and research and development hub. We also changed the segment name from Gaming to Gaming & System during fiscal 2006.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2007.

Segment Revenues

	Year ended March 31,
	2005	2006	2007	2007
	(yen in millions, dollar in thousands)
Net Revenues:
Digital Entertainment	¥163,671	¥165,276	¥164,860	$1,396,526
Health & Fitness	79,106	81,209	88,459	749,336
Gaming & System	11,643	10,623	16,744	141,838
Other and Eliminations	6,271	5,029	10,216	86,540

Consolidated net revenues	¥260,691	¥262,137	¥280,279	$2,374,240

Notes:

“Other” consists of businesses which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥165,276 million in fiscal 2006 and to ¥164,860 million in fiscal 2007, a decrease of ¥416 million.

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

Each new generation, or cycle, of hardware has resulted in larger numbers of consoles being purchased. At the beginning of each cycle, during the period of rapid growth in the installed base of the new generation of consoles, the video game software industry has experienced rapid periods of expansion, as buyers purchase video games for their new consoles. Shortly before and after the release of a new generation of game consoles, sales of the current generation of platforms and games generally diminish, as consumers defer purchases in anticipation of the new platforms and games.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

Manufacturer	Platform Name	Year of Introduction		Media Format
		Japan	U.S.
Home Game Consoles:
Nintendo	NES	1983	1985	Cartridge
Sega	Genesis	1988	1989	Cartridge
Nintendo	SNES	1990	1991	Cartridge
Sega	Saturn	1994	1995	CD-ROM Disc
Sony	PlayStation	1994	1995	CD-ROM Disc
Nintendo	Nintendo 64	1996	1996	Cartridge
Sega	Dreamcast	1999	1999	Proprietary Disc
Sony	PlayStation 2	2000	2000	DVD-ROM Disc/CD-ROM Disc
Nintendo	GameCube	2001	2001	Proprietary Disc
Microsoft	Xbox	2002	2001	DVD-ROM Disc/CD-ROM Disc
Microsoft	Xbox 360	2005	2005	DVD-ROM Disc/CD-ROM Disc
Nintendo	Wii	2006	2006	Proprietary Disc
Sony	PLAYSTATION 3	2006	2006	BD-ROM/DVD-ROM

Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge
Nintendo	Game Boy Color	1998	1998	Cartridge
Nintendo	Game Boy Advance	2001	2001	Cartridge
Nintendo	Game Boy Advance SP	2003	2003	Cartridge
Nintendo	Nintendo DS	2004	2004	Cartridge
Sony	PlayStation Portable	2004	2005	UMD

(1)	Game Boy Advance SP is an updated version of the Game Boy Advance platform and the same software may be used on both devices.

Handheld systems such as Nintendo DS and Sony PlayStation Portable have widely been accepted in markets, and in Japan in particular, strong sales of Nintendo DS tapped a market of new users who were not yet familiar with such games, further expanding new markets for these devices.

As for stationary systems, starting with Microsoft Xbox 360 released in December 2005 in Japan and November 2005 in North America, Sony PLAYSTATION 3 was launched in November 2006 in Japan and March 2007 in Europe, as well as Nintendo Wii in December 2006 in Japan and November 2006 in North America. These next-generation game consoles have become more highly sophisticated in their ability to show expressiveness when playing games. As a result, demand for home game consoles compatible with online usage are on the rise, exhibiting developments in service and products using online networks. This further led to the diversification of consumers’ preferences, attracting a wide range of users across different age and gender groups and stimulating markets for home game machines.

World Video Game Software Markets

According to data by the Computer Entertainment Supplier’s Association, or CESA, in 2006, the number of shipment of video game software was 90,394 thousand units in Japan, 213,511 thousand units in North America, and 177,385 thousand units in Europe. The North American market, the largest market for video game software in the world, and the European and Japanese markets have been growing steadily.

Our Computer & Video Games Software Business

Our Computer & Video Games business develops, publishes, distributes and markets software for video game systems and, to a lesser extent, personal computers. Most of our software consists of video games designed for use with video game platforms, including PlayStation 2, PLAYSTATION 3, PlayStation Portable, Nintendo Nintendo DS, Game Boy Advance, Nintendo Wii, Microsoft Xbox and Xbox 360, and PCs.

By developing video game software for each of the leading home and handheld video game platforms, we are able to limit our dependence on individual platforms, capitalize on the popularity of successful platforms from time to time, and sell to a more diverse group of consumers since the target age group for each major platform differs. Along with the diversification of consumers’ preferences, Nintendo DS attracts a wide range of users across different age and gender groups.

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

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2007 and 2008 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2008 will be released when scheduled, if ever.

Titles Released In Fiscal 2007 (1)

Title	Category	Platform	Release Date	Market
PROYAKYU SPIRITS 3	Sports (Baseball)	PlayStation 2/Xbox 360	April 2006	Japan
WORLD SOCCER Winning Eleven 10	Sports (Soccer)	PlayStation 2	April 2006	Japan
JIKKYOU PAWAFURU MAJOR LEAGUE	Sports (Baseball)	PlayStation 2	May 2006	Japan
JIKKYOU PAWAFURU PUROYAKYU 13	Sports (Baseball)	PlayStation 2	July 2006	Japan
KIRARIN REVOLUTION	Adventure	Nintendo DS	August 2006	Japan
Dance Dance Revolution SuperNOVA	Music Game	PlayStation 2	September 2006	North America
AKUMAJO DORACURA GALLERY of LABYRINTH	Action	Nintendo DS	November 2006	Japan
Castlevania Portrait of Ruin			December 2006	North America
Pro Evolution Soccer 6	Sports (Soccer)	PlayStation 2/PC/Xbox 360/ PlayStation Portable/ Nintendo DS	October 2006 December 2006 February 2007	Europe

Title	Category	Platform	Release Date	Market
Yu-Gi-Oh! Duel Monsters GX SPIRIT SUMMONER	Card	Nintendo DS	November 2006 January 2007	Japan North America
Elebits	Adventure	Wii	December 2006	Japan/North America
METAL GEAR SOLID PORTABLE OPS	Action	PlayStation Portable	December 2006	Japan/North America
Winning Eleven PRO EVOLUTION SOCCER 2007	Sports (Soccer)	PlayStation 2/Xbox 360/ PlayStation Portable// Nintendo DS	February 2007	North America

Titles Anticipated To Be Released In Fiscal 2008 (1)

Title	Category	Platform	Release Date	Market
PROYAKYU SPIRITS 4	Sports (Baseball)	PS3/PS2	April 2007	Japan
JIKKYOU PAWAFURU PUROYAKYU 14	Sports (Baseball)	PS2/Wii	July 2007	Japan
Pro Evolution Soccer 2008	Sports (Soccer)	PS3/Xbox 360/PlayStation Portable /Nintendo DS/PC	October 2007	Europe North America
METAL GEAR SOLID 4 GUNS OF THE PATRIOTS	Action	PS3	To be determined	Worldwide
Dewy’s Adventure	Adventure	Wii	July 2007	Worldwide
Dance Dance Revolution SuperNOVA 2	Music	PS2	Fall 2007	North America
Yumemihada—Dream Skincare	Beauty Navigation	Nintendo DS	October 2007	Japan
Karaoke Revolution American Idol 2	Music	PS2/PS3/Xbox 360	Winter 2008	North America
WORLD SOCCER Winning Eleven 11	Sports (Soccer)	PS3/Xbox 360/PlayStation Portable /Nintendo DS	November 2007	Japan
KIRARIN REVOLUTION	Adventure	Nintendo DS	July 2007	Japan
Castlevania	Action	Nintendo DS	Fall 2007	Worldwide
METAL GEAR SOLID PORTABLE OPS 1.5	Adventure	PlayStation Portable	August 2007	Worldwide
Dance Dance Revolution Universe 2	Music	Xbox 360	Winter 2008	North America
Hellboy	Action	PlayStation Portable/ Nintendo DS /Xbox 360/PS3	September 2007	North America
Silent Hill Origins	Adventure	PlayStation Portable	September 2007	North America

(1)	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•	METAL GEAR SOLID. With respect to our METAL GEAR SOLID series, we have sold over seven million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and seven million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. The most recent series launched during fiscal 2005, METAL GEAR SOLID 3 SNAKE EATER, sold more than 3.6 million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, increasing our total series sales to over 21 million units as of March 31, 2007.

•

Soccer titles.    We have sold a total of over 36 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe) in worldwide as of March 31, 2007, since the initial title was released during the year ended March 31, 1996.

•	Baseball titles. We have sold a total of more than 15 million units of baseball titles in Japan as of March 31, 2007, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2003	2004	2005	2006	2007
Platforms	Units	Units	Units	Units	Units
	(sales units in thousands)
PlayStation	4,100	1,350	300	90	20
PlayStation 2	8,900	10,750	15,250	11,620	9,760
PLAYSTATION 3	—	—	—	—	60
PlayStation Portable	—	—	330	3,090	3,110
Game Boy	1,400	250	20	0	0
Game Boy Advance	4,800	6,700	3,160	1,880	570
Nintendo GameCube	800	1,450	630	360	100
Nintendo DS	—	—	60	1,480	3,960
Wii	—	—	—	—	410
Xbox	800	550	1,500	1,220	350
Xbox 360	—	—	—	110	1,360

PC	200	550	850	500	680
Other	—	—	—	120	70

Total	21,000	21,600	22,100	20,470	20,450

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

On March 31, 2006, we founded Konami Digital Entertainment Co., Ltd. through a transfer of our digital entertainment operations including our video game software business, in the form of corporate separation and, as a result, we shifted to a holding company structure. We presently provide substantial discretion to our subsidiaries to achieve timely decision-making processes while the parent company develops group strategies and distributes management resources among group companies.

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

Through our long experience in developing software, we have developed significant in-house expertise and many proprietary development tools that streamline the development process, allowing members of our development teams to focus their efforts on the play and simulation aspects of the product under development. We believe our accumulated know-how and proprietary development tools enable our software designers to develop compelling, graphically sophisticated games quickly and efficiently, which may give us an advantage over competitors.

Manufacturing

Our video game software is manufactured upon acceptance by Sony, Nintendo and Microsoft as required by the applicable platform license. We believe that this is the most desirable arrangement for both parties because we avoid the costs associated with the construction and maintenance of manufacturing facilities while the hardware manufacturers collect per unit royalties for each game they manufacture. The manufacturing process begins with our placing a purchase order with a manufacturer. Hardware manufacturers or their authorized vendors typically ship the first order to us within two to six weeks and additional orders for the same title within three days to four weeks.

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

Manufacturer	Platform	Territory	Initial Contract Date	Expiration Date
Nintendo	Game Boy Advance	Europe	April 1, 2001	December 7, 2007
Nintendo	GameCube	Japan	November 1, 2001	October 31, 2008
Nintendo	GameCube	United States and Canada	January 10, 2002	January 9, 2008
Nintendo	GameCube	Europe	March 1, 2002	December 7, 2007
Nintendo	DS	Japan	October 1, 2004	September 30, 2007
Nintendo	DS	United States and Canada	June 23, 2005	June 22, 2008
Nintendo	DS	Europe	July 24, 2005	June 23, 2008
Nintendo	Wii	Japan	October 2, 2006	October 1, 2007
Sony	PlayStation	Japan	April 8, 1994	April 7, 2008
Sony	PlayStation	Europe	November 13, 1995	December 31, 2007
Sony	PlayStation 2	Japan	April 1, 2003	March 31, 2008
Sony	PlayStation 2	Asia	April 1, 2003	March 31, 2008
Sony	PlayStation 2	United States and Canada	October 25, 2001	March 31, 2008
Sony	PlayStation Portable	Japan	November 19, 2004	March 31, 2008
Sony	PlayStation Portable	Asia	May 1, 2005	March 31, 2008
Sony	PlayStation Portable	United States and Canada	February 11, 2005	March 31, 2008
Microsoft	Xbox	Worldwide	November 15, 2001	November 15, 2007
Microsoft	Xbox360	Worldwide	November 22, 2005	November 21, 2008

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

In October 2005, we merged with Konami Marketing Japan, Inc., a wholly-owned subsidiary for our marketing, sales and distribution businesses. As a result, we believe we are able to operate our digital entertainment business in a more consistent manner, from planning and production to advertisement and sales, and operate more efficiently. In addition, we newly established Konami Digital Entertainment Co., Ltd. through a company separation to succeed to our digital entertainment business in March 2006.

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

As for overseas marketing, we sell our products through sales representatives at our subsidiaries, principally those in the United States, Germany and Hong Kong. Due to different commercial environments, there are some risks for price protection or returned goods. In the European markets, soccer game software have made solid sales, whereas in the North American market, music game software are popular.

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline, the child population is expected to continue to decline slightly in the future. According to the National Institute of Population and Social Security Research, the number of births in Japan has declined from 2.09 million in 1973 to 1.06 million in 2005. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 17.5 million in the population census of 2005. The population of children is expected to fall below 10 million in 2039.

The phenomenon of children abandoning toys at a younger age is due to the changing pattern of children’s lives. A large number of children go to music classes (piano classes, etc.), fitness clubs (swimming schools, etc.) and cram schools (educational institutions to help enter kindergartens, primary schools and junior and senior high schools) from infancy and thus they spend less of their leisure time playing with toys than previous generations did. Moreover, electronic toys such as PlayStation 2 and Game Boy Advance now occupy an important position in the toy market. These toys are also used by younger people. The popularity of electronic games contributes much to the decreasing demand for general toys.

Trends and Characteristics of Toy Demand

According to market research conducted by the Japan Toy Association, total revenue of toys sold domestically for fiscal 2006, based on market price, was ¥640 billion, or 93.7% of the amount from the previous year. The toy and hobby business is recently facing difficult conditions not only due to the decline in birthrates but also by the changes in and the variety of customer tastes. However, there has been progress in terms of logistics, expanding new service organizations and diversification of products.

The toy and hobby related market is starting to grow through the consolidation of such specialized markets as the toy confectionary, figures, capsule toy and kids’ card game machines markets. The toy and hobby market is moving in a direction of widening products as it seeks to move past traditional lines of business by producing robots, digital cameras, movie cameras, apparels, home interior goods, bicycles and other products. Also, the target ages are widening from new born babies to seniors. Under these circumstances, according to the market research conducted by the Japan Toy Association, sales of stuffed toys, toys for boys, hobby goods and miscellaneous goods are increasing toy and hobby sales on a year on year base.

Popular goods reflect contemporary social conditions. We believe that the changing market environment has led to certain goods being introduced and produced, as mentioned below.

•

computers have been used in all aspects of social life, as electronic technology advances and, as a result, toys that were adapted from office automation equipment for children have attracted consumers;

•	more and more parents have attached importance to education and they tend to buy expensive products for their children in the category of educational/preschool toys; and

•	hobby items, such as radio controlled products and model trains, have sold well due to growing popularity with adults.

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

According to the research conducted by the NPD Group, the toy market in North America has a size of $2.1 billion in annual sales of fiscal 2006, accounting for approximately 37% of the world toy market. The toy market in North America is expected to expand gradually and to not be affected significantly by general economic conditions.

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

Our Toy & Hobby Business

We produce, develop, design and sell a range of toys and brand-related goods, including card games, figures, toy-shaped snacks, and game prizes for amusement arcade games and other accessories. These original toys and brand-related goods are based on well-known characters, brands and images, or content, that we either produce on our own or license from third parties. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh!. Most sports-related licenses, which give us the right to use team or organization logos and trademarks, are non-exclusive. In other cases, we typically obtain exclusive rights. Although each product is different, in most cases, we produce, develop and design the product around popular content and subcontract the manufacturing to a third party.

Our Toy & Hobby business is divided into two divisions: (i) card games; (ii) toys. More than 80% of our revenues from our Toy & Hobby business has been derived from worldwide sales of card games, and changes in the revenues and income of our Toy & Hobby business have depended primarily on changes in our worldwide sales of card games, principally our Yu-Gi-Oh! Trading Card Game. We believe we have the largest share of the worldwide card game market according to data available from the Japan Toy Association and the Toy Industry Association, Inc. In February 1999, we launched our Yu-Gi-Oh! Trading Card Game in Japan. The Yu-Gi-Oh! Trading Card Game is based on the comic by Kazuki Takahashi that was originally serialized in Shonen Jump, one of Japan’s most popular weekly comic magazines. We continue to sell our Yu-Gi-Oh! Trading Card Game globally in the United States and European countries, as well as in Japan.

Production

Our Toy & Hobby products are produced both overseas and in Japan by various third-party manufacturers. We are not dependent on any single manufacturer for the production of our toy & hobby products.

Marketing, Sales and Distribution

Marketing and sales in Japan are mostly conducted through direct sales to retailers, but depending on our target users and market conditions, we may choose more suitable methods. In July 2001, we opened the Konami Card Game Center in Tokyo as a customer service base for our card game business. Our retail partner, The Upper Deck Company, LLC, acts as our distributor in the U.S. In Europe, we conducted sales of Yu-Gi-Oh! Trading

Card Game either directly or through our retail partners, including The Upper Deck Company, LLC until March 2004. We currently distribute our products through The Upper Deck Company, LLC’s European entity employing the scheme used in the U.S.

Amusement Business

Our Amusement business produces and sells video game machines and token-operated game machines for amusement arcades.

Amusement Arcade Games—Industry Overview

According to the most recent industry statistics, the domestic amusement industry had total revenues of ¥881.7 billion during 2006. The breakdown by category is shown in the following table.

Amusement Industry—Revenues in Japan

	December 31,
Industry	2002	2003	2004	2005	2006
	(billions of yen)
Amusement arcade operations	¥590.3	¥605.5	¥637.7	¥649.2	¥682.5
Amusement arcade games (Japan)
Video game machines	24.5	22.7	35.0	39.6	48.5
Token-operated game machines	22.3	27.1	37.4	37.0	46.0
Prize machines	10.7	12.3	16.8	14.6	12.7
Vending machines	18.0	18.8	18.5	19.5	19.3
Music simulation game machines	4.9	3.4	3.4	3.3	3.4
*Card games	—	—	—	5.5	11.5
Other	39.7	50.2	52.9	48.2	47.2

Sub-total	120.2	134.5	164.0	167.7	188.6
Amusement arcade games (exports)	20.6	20.0	13.9	12.9	10.6

Total	¥731.1	¥760.0	¥815.6	¥829.8	¥881.7

*Sales amounts related to the Card games Industry was very minor and was included in the Vending machine Industry before fiscal 2005.

Source:	“Amusement Industry Survey, Fiscal 2006” (September, 2006), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have competitive leisure alternatives. However, revenues from the operation of amusement arcades increased for four consecutive years, from ¥605.5 billion in 2003, ¥637.7 billion in 2004, ¥649.2 billion in 2005, and to ¥682.5 billion in 2006, due primarily to progress in the restructuring of the amusement industry, including the closing of unprofitable small sized amusement arcades and the efficient development of large-scale amusement arcades that attract customers, and increased sales at department stores that target families.

Our Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In fiscal year 2007, we introduced approximately 16 new titles for video game machines for amusement arcades, more than half of which were sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, which together constitute a recognized brand such as Dance Dance Revolution.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that cannot be replicated easily by home video game systems. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our Amusement business. Hit music simulation games have included Dance Dance Revolution, beatmania, pop’n music,GuitarFreaks & DrumMania. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

In March 2003, our Amusement business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by Konami, creating a new amusement arcade market. This service allows multiple players to participate in the same game simultaneously from different locations nationwide and to continue playing after saving the game. Our MAH-JONG FIGHT CLUB, which is our first title compatible with e-AMUSEMENT, is retaining its popularity in part due to events such as national conventions where players can try their skills in a tournament.

Our e-AMUSEMENT titles include:

•	MAH-JONG FIGHT CLUB, a Mah-jong game that allows multiple players to participate simultaneously from different locations;

•	QUIZ MAGIC ACADEMY, an online quiz game participated by many players from all over the country;

•	DrumMania, a drum simulation game that corresponds to “e-AMUSEMENT”; and

•	BASEBALL HEROES, an online baseball game that allows multiple players to participate by using professional baseball players’ cards.

Video Game Machines—Production

Our video game machines for amusement arcades designed for both the Japanese and the overseas markets are developed in Kobe and Tokyo. As for production, Konami Digital Entertainment Co., Ltd. transferred its manufacturing department to Konami Manufacturing and Service, Inc. (Known as Konami Logistics and Service, Inc. until July 2006) which now produces our amusement arcade games designed for the Japanese market. Konami Digital Entertainment Co., Ltd. export our developed software content to the United Kingdom and the United States, where we produce the amusement arcade video games for those markets. Local production and assembly allows us to reduce costs and to limit our exposure to exchange rate fluctuations.

Video Game Machines—Marketing, Sales and Distribution

While Konami Digital Entertainment Co., Ltd. used to market and sell our video game machines for amusement arcades and Konami Logistics & Service, Inc. used to distribute its products, Konami Manufacturing & Service, Inc. took charge of the sales operations, and distribution business, starting from July 2006. As a result, we believe we have become able to provide more efficient services in our distribution activities. In overseas markets, our foreign sales subsidiaries are responsible for marketing, sales and distribution of our video game machines for amusement arcades.

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, as of fiscal 2006, sales of token-operated game machines amounted to ¥46 billion, comprising approximately 24% of the ¥188.6 billion Japanese amusement arcade game market. Also, as indicated in the following table, revenues from amusement arcade operations and revenues from the operation of token-operated game machines increased every year from 2002 through 2006. We believe that the sale of medium- and large-sized token-operated game machines, which provide the type of entertainment that cannot be replicated on home video game systems, is largely responsible for this trend.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2002	2003	2004	2005	2006
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥22.3	¥27.1	¥37.4	¥37.0	¥46.0
Revenues from amusement arcade operations	590.3	605.5	637.7	649.2	682.5
Revenues from token-operated game machines	137.4	152.6	163.1	176.2	179.7
Token-operated game machine revenues as a percentage of amusement arcade revenues	23.3%	25.2%	25.6%	27.1%	26.3%

Source:	“Amusement Industry Survey, Fiscal 2006” (September 2006), Japan Amusement Machinery Manufacturers Association.

Our Amusement Business—Overview of Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our popular token-operated game machines, GI series and GRANDCROSS, accounted for a substantial majority of our net revenues of token-operated game machines in fiscal 2007. GI-HORSEPARK series are large-scale horse race games in which users can bet tokens on horses in racing games as well as breeding horses and nationwide tournaments can be enjoyed by using “e-AMUSEMENT”. GRANDCROSS is a large-scale token-operated pusher-machine game, enabling 32 users to play together simultaneously, and provides an innovative fusion of token-pushing games and BINGO, presenting the orchestration of lights, sounds, and pictures.

Medium- and large-sized game machines, which cost approximately ¥20 million and attract older children and adults, are supplied mainly to amusement arcades. In addition to GI series and GRANDCROSS, our principal machines include WingFantasia, a game featuring a “party”-like scene, where a token-operated game is combined with a Japanese backgammon function and a roulette wheel, and the FORTUNE ORB series, a slot machine game where a user can win prizes in a super jackpot. Such large-sized token operated game machines have a typical commercial life span of four to five years and we typically introduce a few new types of large-sized token-operated game machines each year. We also sell small-sized token-operated game machines.

Token Operated Game Machines—Production

Our domestic token-operated game machines are developed in our production facilities in Zama, Kanagawa, Japan. As for production, Konami Digital Entertainment Co., Ltd. transferred its manufacturing department to Konami Manufacturing and Service, Inc. (formerly, Konami Logistics and Service, Inc., until July 2006) which now produces the domestic token-operated game machines.

Token Operated Game Machines—Marketing, Sales and Distribution

While Konami Digital Entertainment Co., Ltd. market and sell our token-operated game machines, Konami Manufacturing & Service, Inc. (Known as Konami Logistics & Service, Inc. until July 2007) is in charge of distribution.

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

We also expect mobile phones to become a new platform for home video game software. In Japan, mobile phones are not just phones, but wireless Internet handsets loaded with digital cameras and multi-media processors. As of March 31, 2007 over 86 million mobile Internet subscribers in Japan downloaded share price information, reviewed news, sent out pictures and played games. Although usage rates for personal computers and the Internet is higher in the U.S. than in Japan, comparatively more people access the Internet via mobile phones in Japan and mobile phones are increasingly becoming a popular way to access the Internet.

Companies such as NTT DoCoMo, Inc. (DoCoMo) have developed a cutting-edge third-generation mobile phone technology enabling 24-hour access to the Internet at low cost from mobile phones for Japanese subscribers. One of the most popular services, i-mode, has been developed by DoCoMo and enables subscribers to view specified websites and to receive e-mails from mobile phones. In addition to accessing the Internet and e-mails, i-mode provides access to financial information (including share prices and net banking), travel information, news and entertainment information. Additional contents such as games are usually provided for an additional subscription of ¥100 to ¥300 per month. Other online mobile phone services, such as Yahoo! Keitai and Ezweb by au, provide similar functions. These third-generation services not only enable efficient access to e-mails, faster viewing for websites and e-commerce application, but also provide necessary speed and volume to support innovative multimedia applications such as more enhanced online games, downloading of music and video images.

Our Online Business

We develop, publish, distribute and sell software for home video game systems, personal computers, mobile phones and online networks. We plan to actively enter the mobile phone and online game software business in light of the recent growth of the online and mobile phone game markets, and we believe there may be new opportunities for profits with our software titles.

In October 2001, we established Konami Mobile Online, Inc. as our principal subsidiary developing games for mobile phones. In September 2003, we renamed it Konami Online, Inc. and added online game business to its existing businesses to manage online game infrastructures. Konami Online, Inc. later merged into Konami Corporation in April 2005. In the same month, Konami Corporation accepted new third-party shares issued by HUDSON SOFT CO., Ltd. and made it a consolidated subsidiary. Konami Digital Entertainment Co., Ltd. was established to take over our digital entertainment business and, starting from April 2006, develop our online business for the purpose of synergetic effects between the Computer and Video Games Software and Toy&Hobby businesses. We develop and distribute various contents for all domestic mobile network services, including i-mode, Yahoo! Keitai and Ezweb. In 2003, we started distribution of various game contents in North America, Europe and Asia. In Japan, we provide a download service for ringer melodies and wallpapers for mobile phones. Most of our games for mobile phones are mobile phone versions of our popular home video game software. Depending on the type of service, the subscription fee for users is ¥70 to ¥300 per month.

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

We plan, produce and sell CDs and DVDs of our popular contents, as well as books and magazines that contain clues and strategies for further enjoying our popular game software.

In our effort to create new contents, we started broadcasting our original animation “OTOGIJUSHI AKAZUKIN-FAIRY MUSKETEERS-” on television in July 2006 and “TOKIMEKI MEMORIAL Only Love” in October 2007, and released related products in various areas such as video, music, publication, toys and games. We plan to actively introduce more multi-faceted private label products, such as animations, books and music CDs, to further enhance our brand name.

Health & Fitness Segment

Our Health & Fitness segment is comprised of the operation of fitness clubs and the design, manufacture and sales of fitness machines and fitness-related products.

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥81,209 million in fiscal 2006 and to ¥88,459 million in fiscal 2007, an increase of ¥7,250 million.

Fitness club business

Industry Overview

According to “Club Business Trends in Japan, 2006” a report available at Fitness Online, private fitness club revenues in Japan have increased from ¥357.5 billion in 2002 to ¥427.2 billion in 2006, a trend that shows the industry and markets have been growing since 2003. Over the same period, the number of private fitness clubs has grown from 1,873 in 2002 to 2,541 in 2006, and especially in 2006, with the newly opening clubs amounting to 499, the growth rate for private fitness clubs reached 24%. This has led to diversification of the industry, as evidenced by an increase in small-scale circuit-training gyms. In addition, fitness club memberships have increased from 3.59 million in 2002 to 4.18 million in 2006 during the same period, marking the highest number in market record. Also, the year 2006 marked the highest average consumer spending per person among fitness club members, as a result of a growing trend that has been continuing since 2001, after a period between 1996 and 2000 with a downward trend. With increasing demands of middle-aged and senior users based on higher health-consciousness and economic recovery, we believe revenues from membership fees and other means are on the rise, and prospects for short- and long-term profits are hopeful.

We believe that the expected growth in fitness club memberships will be attributed to population aging; an increase in leisure time, disease rates, personal share of medical expenses, and health-consciousness; implementation of health-promoting policies at the national and local levels; and an increasing number of fitness clubs and improvements in quality. Other factors that are taken into account when selecting fitness clubs include the distance from home, programs, quality of facilities and price. We believe that interest in fitness clubs has heightened due to the efforts of club owners to renew facilities, reduce membership fees, offer more diverse membership options, extend club hours, increase group exercise programs such as aerobics and jazzercise, and enhance marketing and sales activities. We also believe that fitness clubs provide a more convenient venue for exercise than outdoor activities, particularly in densely populated metropolitan areas.

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

We believe that we had approximately 21% of the Japanese fitness club market, as measured by revenues, for fiscal 2007 based on the Leisure White Paper issued by Japan productivity center for socio-economic development. We have several other competitors in an otherwise fragmented market but, as noted above, the industry is undergoing consolidation which may result in the creation of additional significant competitors.

Our Fitness club Business

Through our acquisition of a majority of the outstanding common stock of PEOPLE CO., LTD. in February 2001, which we renamed Konami Sports Corporation, we have become the leading operator of health and fitness clubs in Japan in terms of revenues, members and total number of facilities. Since our acquisition of PEOPLE CO., LTD., we have grown our fitness club business primarily through acquisitions of other fitness clubs. We increased our presence in this market even further through the acquisition in February 2002 of a majority of the shares of the Daiei Olympic Sports Club, Inc., one of the major fitness club operators in Japan in terms of revenues, which was subsequently taken over by Konami Sports Corporation in October 2002. These acquisitions were part of our strategy to diversify our revenues and decrease our reliance on the video game industry. Fitness club revenues tend to be more stable than other segments in revenues, which can fluctuate widely depending on the release of hit products. Fitness clubs also tend to have a more diverse consumer base across both gender and age. Finally, we expect that our fitness clubs will provide demand for our fitness machine business.

The environment surrounding the fitness club business has changed significantly due to the rapid aging of Japanese population. This change has included a shift in fitness needs toward senior members of the society. In fiscal year 2005, in response to this change in the operating environment, we renewed the management team of our fitness club business in an attempt to fundamentally change our fitness club business model and business plan. Under our current management policy, strategic focus, we have shifted from simply expanding the number of fitness clubs to critically assessing and managing profits made in individual clubs, so that we now believe it is now possible to close unprofitable clubs in a much shorter time frame than before.

As of March 31, 2007, we directly owned and operated a nationwide network of 208 fitness clubs and operated an additional 104 sports facilities outsourced to us. The directly owned clubs collectively served approximately 990,000 members as of March 31, 2007. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations and publishing a magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to grow our business profitably. While Japan’s population is growing very slowly, is aging rapidly, and is projected to begin contracting in the future, the percentage of the population that are members of fitness clubs is significantly lower in Japan than it is in the United States. First, we plan to carefully continue opening of new fitness club facilities focusing on their profitability in a short to medium term, while critically assessing the profitability of existing facilities. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to differentiate us from our competitors by introducing fitness machines that include an entertainment element and by expanding our business into value-added services that can meet the evolving needs of consumers such as cafeterias, acupressure and other body-work clinics, and by adding other entertainment-oriented facilities, such as bicycle or running equipment with video game features, in our clubs that will help to differentiate us from our competitors. In September 2006, we set up a booth at the 33rd International Home Care & Rehabilitation Exhibition H.C.R 2006 to introduce our original equipment, programs and services developed in response to an ageing society.

We believe we are the only company in Japan which operates fitness clubs and conducts a product development business. We expect to continue to increase revenues through club and membership growth not only by increasing the number of facilities and members, but also by providing products and services in relation to overall health service. We currently serve many, but not all, of the major cities in Japan. We plan to extend our reach into new geographic markets until we cover all of Japan.

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

Also, we focus more on improving the quality of our services than on reducing our prices in order to compete efficiently. For example, we offer value-added services such as spa and massage in our fitness clubs for extra charges. Also, we offer events and tours such as Honolulu Marathon tours and ski tours in which our members can participate. As a result of such efforts, the average amount spent per customer increased in fiscal 2007.

Our Health & Fitness segment develops fitness-oriented games and fitness machines for home use by our customers and fitness machines with entertainment quality, principally for our Konami Sports fitness clubs. In fiscal 2006, we completed a full lineup of our fitness machines, such as the “EZ series”, and these machines are now in our Konami Sports fitness clubs. We also have several new machines in various stages of development. In addition, since COMBI WELLNESS Corporation became a wholly-owned subsidiary in May 2006, our product portfolio has been expanded, including “Aerobike,” our principal product in this business.

Further, in fiscal 2005, we introduced Refreshment bike, the home-used fitness machine which incorporates the emission features of highly-concentrated oxygen and negative ions, Kenshin Keikaku 2, the software which displays and manages the exercise data saved in e-walkeylife 2, the multifunctional pedometer, Flavangenol Up 50 and Flvangenol MSM Plus, our original supplements.

In fiscal 2006, we introduced Forced Rep Upper Body, the business-use fitness machine which is infinitely safe and can automatically control burdens to a body and enables training tailored to each user through six modes and Body Scan, the highly accurate body scale connectable to the network. Also, EXERDIET and Konami Sports Club BLACLCURRANT, our original supplements were released.

In fiscal 2007, in addition to the releases of Massugu Sesuji and Anshin Hokou, the nursing care machines, Kenshin Keikaku 2, the latest software which jointly manages the data of e-walkey life 2, the multifunctional pedometer as well as AROMA@FITNESS, our original supplement, we launched 6WEEKS, the program to prevent lifestyle related diseases promoting improvement of lifestyle and Hatsuratsu Kenko Juku, to provide exercise instructions to the elderly.

Club Formats and Location

Our clubs generally have relatively high “retail” visibility, and close proximity to subway, train and bus stations in urban areas and commuter suburbs in accordance with our operating strategy of offering our target members the convenience of multiple locations close to where they live and work, reciprocal use privileges and standardized facilities and services.

In addition, we are making efforts to provide safe, clean and comfortable facilities from the viewpoint of our customers. We plan to further improve the safeness of our facilities and provide quality services to our customers, through introducing Automated External Defibrillators or AEDs in all of Konami Sports Club facilities as well as renovating older buildings. We aim to respond to various customer needs by providing a broad range of services that meet all age groups and to operate fitness club facilities that can contribute to the enhancement of the health of our community members.

We operate the following three types of service businesses at various locations in Japan.

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we opened 10 new club facilities, including those relocated and reconstructed, in such sites as Yokohama in

Kanagawa, Kawasaki in Kanagawa, Okayama in Okayama, Mitsukyo in Kanagawa and Sanda in Hyogo. As a result, we had a total of 208 fitness clubs as of March 31, 2007. In particular, we opened a Konami Sports Club in LAZONA Kawasaki in October 2006. This large facility of approximately 4,500 m2 is fully equipped with e-XAX, our health management system, and state of the art machines, including such relaxation services as baths, beauty salons, health parlors, and cafeterias. We are also engaged in the consolidation, relocation and reconstruction of our facilities in places such as Sanda in Hyogo and Okayama in Okayama for the purposes of streamlining our facility locations to improve the profitability of individual facilities while providing safer and more comfortable clubs and services to our members. We provide three services at Konami Sports Club: Egzas, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting a broad range of age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 82.6% of the total operating income of our Health & Fitness segment in fiscal 2007.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. We operated 67 such facilities as at the end of March 2006, and with the addition of 37 new facilities such as public athletic facilities in Ichinoimya in Aichi and Osaka, the total number of the facilities under our operation is 104 as of March 2007. By the end of May 2007, we added another 6 facilities, making up a total of 110. Our operating income generated from operation of facilities by contract accounted for 5.9% of total income of our Health & Fitness segment for the fiscal 2007. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, in December 2006, we conducted a tour to the JAL Honolulu Marathon held as a part of the Hawaii Project that we promote, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 11.4% of total income of our Health & Fitness segment for the fiscal 2007.

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

In joining a club, a new member signs a membership agreement which obligates the member to pay monthly dues on an ongoing basis. We collect approximately 70% of monthly membership dues through automatic payments based on credit card contained in the membership agreement. Most membership dues are paid one month in advance. Members can generally cancel their membership at the end of any month provided that they give advance notice by the tenth day of that month. We believe that this program of monthly dues collection provides a predictable and stable cash flow for us and eliminates the traditional accounts receivable function while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. During the first week of each month, we receive the dues for that month initiated by third party processors such as JACCS or OMC, two Japanese credit card companies.

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

Our Fitness Product Business

Our fitness equipment business is primarily comprised of procurement and sales, manufacturing and marketing of fitness equipment and related products. We believe that we can create fitness machines which meet customer needs and provide convenience to provide healthy and enjoyable training as well as enabling the management of one’s exercise history by using the e-XAX IT healthy management system, leveraging our know-how gained through development of entertainment software and hardware as well as operation and management systems networked with such software and hardware. In addition, we believe that such equipment will stimulate additional demand for fitness club memberships, thereby benefiting our fitness club business.

We also plan to expand into the home fitness equipment market, by leveraging the product development know-how of COMBI WELLNESS Corporation, which became a wholly-owned subsidiary in May 2006. In particular, we plan to grow our operations by developing high quality, branded fitness equipment that better meets the needs of our customers and retailers.

Production, Marketing, Sales and Distribution

Fitness Equipment

We have developed and introduced the EZ Series as “Exertainment” equipment which adds entertainment aspects to traditional fitness machines and combines exercising and entertainment. In addition to home fitness products that allow users to enjoy exercising at home, such as Refreshment Bike, a home fitness machine with a built-in generator of high amounts of concentrated oxygen and negative ions, as well as Kenshin Keikaku, a software which displays and manages physical activity data stored in e-walkeylife, a multi-functioned pedometer.

Further, with respect to full-scale exercise-oriented equipment, we have released products such as FORCED REP, a next generation strength machine which can automatically control the load and Massugu Sesuji and Anshin Hokou, nursing care equipment for the elderly. Additionally, we have released e-walkeylife2 and Kenshin Keikaku 2, updated versions of pedometer and management software, as well as Kenshin Keikaku TV, which can be connected to a TV, and we provide a system by which users can enhance their exercise habits and lifestyle by using their own data at home.

Supplements

We have developed original supplements such as FLAVANGENOL, which is high in polyphenol and helps improve blood flow and burn off body fat, Konami Sports Club BLACKCURRANT, which is high in anthocyanin and controls active enzymes, and EXERDIET, which helps to burn off body fat efficiently during workouts. We also introduced a service called “Supplement Member”, a delivery service of popular supplements for our club members to their home addresses. In addition, since January 2007, we have commenced the nationwide sales at Konami Sports Club and Seven Eleven of AROMA@FITNESS, a healthcare product from which customers can easily enjoy aromatic effects by sticking the product inside their clothing.

Our fitness equipment and health related products are designed, produced, developed, manufactured, marketed, sold and distributed by Konami Sports Life Corporation, our wholly owned subsidiary. Konami Sports Life Corporation merged with Konami Sports Corporation and became Konami Sports & Life Co., Ltd. as of February 28, 2006. In addition, we made COMBI WELLNESS Corporation a wholly-owned subsidiary in May 2006, and we will promote creation of new markets and provision of various health services, through for example engaging in comprehensive operation of fitness club facilities, development and manufacturing of health-related equipment and supplement products.

Gaming & System Segment

Our Gaming & System segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Net revenues generated by our Gaming business, before elimination of intersegment revenues, amounted to approximately ¥10,623 million in fiscal 2006 and approximately ¥16,744 million in fiscal 2007, an increase of approximately ¥6,121 million, or 57.6%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America.

Gaming Industry Overview

Global Gaming Industry

The North American market is the world’s largest gaming market, followed by the Oceanian markets. Other major gaming markets include South America, Africa, Europe and Asia. The North American gaming market has been growing every year, with the number of major players in this market growing significantly.

Gaming in the United States

The gaming industry in the United States has generally experienced substantial growth in the last decade. Prior to 1979, gaming was limited to Nevada. In 1979, gaming was legalized in New Jersey. Between 1979 and 1988, gaming activities by various Native American tribes developed, leading to the enactment of the federal Indian Gaming Regulatory Act. The growth of Native American gaming served as a catalyst for certain jurisdictions to consider non-Native American gaming because of its potential as a source of government revenue. Since 1989, various forms of gaming have been legalized in numerous states including but not limited to Colorado, Illinois, Indiana, Iowa, Louisiana, Michigan, Mississippi and Missouri. In addition, gaming facilities operate at casino hotels, river boat casinos and on cruise ships sailing out of numerous ports in and around the United States. While several other states have approved or are considering approval of some form of gaming, the State of Pennsylvania legalized state-wide gaming in 2006.

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

Our Gaming Business

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. Our casino management system product enables simultaneous accounting, marketing management, customer management and security enhancement by connecting all of the gaming machines to a casino in a unified management system. We expect that our sales of casino management systems will contribute to more stable revenues in our gaming business, as we earn maintenance fees on an ongoing basis after installation, as well as revenues from sales that are realized at the time of installation. Due to the acquisition of Paradigm Gaming Systems, Inc., we are further expanding our opportunities in the gaming machine market in North America and are steadily expanding our client list. We have received licenses to manufacture and/or sell gaming machines in almost all of the major states and provinces in North America and Canada that permit gaming. For example, we acquired licenses from New Jersey in 2004, Oklahoma and Alberta, Canada in 2005, and Pennsylvania in 2006. In October 2005, we entered into an agreement for a large-scale installation of the Casino Management System in Quebec, Canada which commenced implementation in 2006 and will be completed in 2007. In November 2006, we participated in the Global Gaming Expo to introduce our new model K2V series and casino management systems to demonstrate the expanded scope of our products.

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

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. We participated in the Global Gaming Expo in November 2006, and advertised the expansion of our product line by exhibiting our products, including the K2V series with a variety of game contents and our casino management systems.

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, markets gaming machines with a focus on our main K2V series product a new platform which was released in 2006, as well as our ES series product. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have gained a stable position in the Australian market as one of the other main gaming machine sellers and manufacturers. We believe the Australian gaming market is mature and has been leveling off, due in part to regulations limiting the maximum number of gaming machines allowed in each state, and we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market. We have been expanding our business to overseas market in Asia, South America, etc., where we see an outstanding growth as gaming market recently.

In contrast to Australia, we believe demand for gaming machines in North America has been increasing. Also, following acquisition of a license in New Jersey, one of the largest gaming markets in North America, in August 2004, we have acquired additional licenses, mainly in Oklahoma, New Mexico and Alberta in Canada. We also received product approvals in Pennsylvania in 2006 soon after the state legalized casinos, so that we are able to expand our sales in the North American market. We have built a new gaming machine facility in Las Vegas which commenced operations in June 2005, and which has significantly increased our production capacity to meet increasing demand in each market.

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

We completed the construction of a new building in Las Vegas in June 2005. More than a half of our worldwide sales are derived from the U.S. market, and products sold in the U.S. market are built solely in the facility in Las Vegas. We believe we have thus achieved more efficient operations through increased production capacity compared to our previous building and an enhanced training facility for customers of our casino management system.

Marketing, Sales and Distribution

Our gaming machines are marketed, sold and distributed overseas through our local subsidiaries directly to casino operators. Currently, in Las Vegas, which is representative of the North American market, there is substantial management integration of gaming facilities.

Other Operations

Pachinko

Pachinko—Overview of Merchandise and Industry

The pinball-like game of pachinko is a national pastime in Japan. Players purchase a supply of tiny metal pinball that they then propel with a motorized trigger at a maximum permitted rate of 100 times a minute through a vertically mounted pinball-like maze in a pachinko machine. As the balls bounce through a maze of pins, they either hit jackpots to produce more balls or fall into the gutter at the bottom of the machine. The board face, which has moving images on a LCD panels and flashing lights is designed to attract potential players and is the most important component. Our LCDs are installed in the board face of machines.

The number of pachinko outlets in Japan has decreased in the last few years. According to the National Police Agency released on April 2007, the number of nationwide pachinko outlets has decreased 491, by 3.2%, to 14,674 for the year end of 2006. However, the number of pachinko machines per outlet was 336.5, an increase of 4.1% from the previous year, which is attributable to the progress in the upsized growth in floor area of outlets, resulting from increases in the number of machines per outlet, and to easing of regulations on pachinko.

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

Development, Production and Components Supply

We develop software for LCDs used in pachinko machines and, in a few limited cases, we have begun to outsource a portion of the software production to various third parties who produce our software to our circuit design specifications. We also work with third-party contractors who integrate the software with LCDs, semi-conductors and printed circuit boards that we order from major electrical manufacturers in Japan. We have encountered difficulties in the past in procuring LCDs in sufficient quantities, although less so currently due to the increasing production capabilities of LCD makers. However, there is also increasing demand for semiconductors due to advanced LCD technologies and, in order to avoid future procurement problems, we place orders in advance to meet the requirements. We have not encountered, and do not expect to encounter, any difficulty in procuring printed circuit boards for our use. After our contractors have integrated the software and hardware, we then supply the bundled unit to the pachinko hardware manufacturer for the relevant pachinko machines.

Marketing and Sales

We sell our LCDs directly to pachinko machine manufacturers. Some of the larger manufacturers publish their own software for pachinko machines, but most manufacturers purchase software from third parties, including us. We commenced sales in 1992 and currently have basic product and sales agreements with over six companies with which we try to strengthen business relations.

Other—Konami School

In order to bring talent to each of our business areas, we established Konami School, Inc. in August 2003 and opened Konami School in April 2004. We are fostering talents for our various business areas, including game creators.

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

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2005, 2006 and 2007:

Year Ended March 31, 2005	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment (1)	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income (loss)	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Property and equipment, net	¥44,775	¥1,018	¥472	¥330	¥46,595	—	¥46,595

Year Ended March 31, 2006	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment (1)	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Property and equipment, net	¥39,888	¥1,815	¥454	¥295	¥42,452	—	¥42,452

Year Ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment (1)	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	¥205,831	¥40,346	¥28,860	¥7,249	¥282,286	¥(30,152)	¥252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Property and equipment, net	¥51,081	¥1,739	¥137	¥337	¥53,294	—	¥53,294

Year Ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Thousands of U.S. Dollars)
Net revenues:
Customers	$11,747,929	$295,188	$268,107	$63,016	$2,374,240	—	$2,374,240
Intersegment (1)	230,572	16,129	2,499	4,489	253,689	$(253,689)	—

Total	1,978,501	311,317	270,606	67,505	2,627,929	(253,689)	2,374,240
Operating expenses	$1,743,592	$341,770	$244,473	$61,406	$2,391,241	$(255,417)	$2,135,824

Operating income (loss)	$234,909	$(30,453)	$26,133	$6,099	$236,688	$1,728	$238,416

Property and equipment, net	$432,707	$14,731	$1,160	$2,855	$451,453	—	$451,453

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

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

In fiscal 2007, our net revenues increased ¥1,490 million in the United States and ¥3,656 million in Europe, respectively, resulting mainly from an increase in sales of gaming machines and casino management system in the United States. In Europe, the increase was due mainly to an increase in strong sales of the Winning Eleven (Pro Evolution Soccer) series of video game software.

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

During the fiscal year ended March 31, 2001, the gaming machines we sold in the United States and two video slot machine components we exported to Australia were produced in Japan. Later, our production facility in Las Vegas, Nevada, which houses the headquarters and principal manufacturing facility of our U.S. gaming machine business, began operations in September 2001 and we completed construction of a new building in June 2005 which is currently operating under full production.

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

Research and Development

An important requirement for success in the highly competitive markets in which we operate is the ability to create quality products that attract public attention. We are also working to expand into new markets such as fitness equipment and nursing care equipment. The following three tables show our primary research and development activities, during each of the last three fiscal years.

Year Ended March 31, 2005
Segment	Focus of R&D Activity
Digital Entertainment	Video Game Software such as METAL GEAR SOLID 3 SNAKE EATER and WORLD SOCCER Winning Eleven 8, online-game version of WORLD SOCCER Winning Eleven Series and Yu-Gi-Oh! Series and game content for mobile telephones.

Year Ended March 31, 2005
Segment	Focus of R&D Activity
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
Health & Fitness	Fitness machines such as EZ series and supplements such as FLAVANGENOL.
Gaming & System	Gaming machines, software and casino management systems for North America and Australia.

Year Ended March 31, 2006
Segment	Focus of R&D Activity
Digital Entertainment	Software such as GENSOSUIKODEN V and WORLD SOCCER Winning Eleven 9, online-game version of WORLD SOCCER Winning Eleven Series and Yu-Gi-Oh! Series and game content for mobile telephones.
Card games such as the Yu-Gi-Oh! Trading Card Game series and toys such as SAZER X.
Video games such as MAH-JONG FIGHT CLUB and QUIZ MAGIC ACADEMY, new software for music simulation games such as DrumMania and pop’n music, medium- and large-sized token-operated games such as FORTUNE ORB Chapter 3 and GI series and amusement software compatible with e-AMUSEMENT
Health & Fitness	Fitness machines such as EZ series and supplements such as FLAVANGENOL.
Gaming & System	Gaming machines, software and casino management systems for North America and Australia.

Year Ended March 31, 2007
Segment	Focus of R&D Activity
Digital Entertainment

Game software such as Winning Eleven 10 and Pro Evolution Soccer, METAL GEAR SOLID 4 GUNS OF THE PATRIOTS.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games such as Drum Mania, medium- and large-sized token-operated games such as GI series and GRANDCROSS and amusement software compatible with e-AMUSEMENT.

Health & Fitness

Fitness machines such as EZ series and AEROBIKE, nursing care machines such as “Massugu Sesuji” and supplements such as AROMA@FITNESS.

Programs such as 6WEEKS and IT health management system such as e-XAX.

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

Intellectual Property

As of March 31, 2007, we had approximately 3,751 trademarks, 1,193 patents 4 registration of utility model and 157 registered designs (excluding applications pending) in Japan and we also had approximately 5,115 trademarks, 1,485 patents and 304 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, creative products, LCDs for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

Intellectual property for video game software is registered to us, our subsidiaries or to us and our subsidiaries as joint owners.

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

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such person, and who proposes to become involved in a gaming venture outside of Mississippi, is required to deposit with the Mississippi Commission, and thereafter maintain, a revolving fund to pay the expenses of investigation by the Mississippi Commission, and thereafter maintain, a $10,000 of revolving fund to pay the expenses of investigation by the Mississippi Commission of their participation in foreign gaming operations. This revolving fund is subject to increase or decrease at the discretion of the Mississippi Commission. As a licensee, we are required to comply with certain reporting requirements imposed by the Mississippi Act. The Mississippi Commission may require us to file an application for a finding of suitability concerning an actual or intended activity or association in a foreign gaming operation. A licensee is also subject to disciplinary action by the Mississippi Commission if the licensee knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required by Mississippi gaming operations, engages in activities that are harmful to the State of Mississippi or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Mississippi on the grounds of personal unsuitability.

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

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission, or the NIGC, and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. As of June 30, 2007, we have received approvals to supply gaming equipment and component to 18 states of Native American.

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

We manufacture and supply gaming equipment to various international markets including Australia, Canada, Malaysia, New Zealand, the Philippines, and South Africa. We have obtained the required licenses to manufacture and distribute our products in the various foreign jurisdictions where we do business.

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

The Computer Entertainment Rating Organization, or CERO, was established in 2002 and CERO started regulating home game software distributed in Japan through a rating system based upon the user’s age. CERO reviews expressions and contents of software based on its ethical guidelines upon request of software manufacturers. Expressions containing violence, anti-social behavior, sexual behavior and hazardous language or thought are subject to CERO’s rating. Each game software is categorized and labeled either as game software or educational/database software and those categorized as game software must label age classification mark based on the rating. CERO has adopted a five tiered game software age classification, including category “A” for persons all age, category “B” for persons 12 and older, category “C” for persons 15 and older, category “D” for persons 17 and older and category “Z” for sales prohibition to persons younger than 18, thereby indicating that contents of each categorized software are subject to persons in categorized age group.

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

Property

The following table sets forth information, as of March 31, 2007, with respect to our principal establishments:

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment		Land Space	Floor Space	Tenure
				(millions of yen)		(square meters)

Holding Company	Chiyoda-ku, Tokyo	Holding Company	Administrative	¥40		—	4,234	Leased

Konami Digital Entertainment	Minato-ku, Tokyo	Digital Entertainment	Production, Sales, Administrative	¥2,692		—	20,343	Leased

Konami Digital Entertainment Kobe Office	Nishi-ku, Kobe	Digital Entertainment	Production, Manufacturing, Administrative	¥—	*	—	11,742	Owned

Konami Digital Entertainment Zama Office	Zama, Kanagawa	Digital Entertainment	Production, Manufacturing, Administrative	¥ *		—	3,336	Owned

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment			Land Space	Floor Space	Tenure
				(millions of yen)			(square meters)
Konami Gaming, Inc., Japan Branch	Zama, Kanagawa	Gaming & System	Production, Manufacturing, Administrative		¥—	*	—	1,395	Owned

Game Software Company, Harumi Office	Chuo-ku, Tokyo	Digital Entertainment	Production, Administrative	¥	*		—	4,035	Leased

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 209 locations	Health & Fitness	Fitness club		¥506		8,732	696,352	Some owned and some leased

Konami Real Estate, Inc.	Chuo-ku, Tokyo and other	Other	Home Leasing	¥	*		700	1,409	Owned

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Other	Training Facility		¥219		486,028	14,612	Owned

Konami Real Estate, Inc.	Shinagawa-ku, Tokyo and other	Other	Office Leasing		¥9		41,932	117,974	Owned

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Digital Entertainment	Sales, Administrative		¥662		—	7,433	leased

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Digital Entertainment	Sales, Administrative		¥97		—	4,582	Leased

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming & System	Production and sales of gaming machines		¥532		—	10,605	Leased

Konami Australia Pty Ltd.	New South Wales, Australia	Gaming & System	Production and sales of gaming machines		¥167		—	7,753	Leased

*	Konami Digital Entertainment Japan manages and controls Machinery and Equipment.

In addition to the above facilities, we lease floor space in office buildings in various locations around the world including Japan, China, the United States and Europe.

In April 2007, we consolidated our business offices located in Tokyo into our current address at the newly-opened Tokyo Midtown.

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2007. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

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

Five other companies

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

Two other companies

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2007 and which remain unresolved as of the date of the filing of this Annual Report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2007 herein refers to the fiscal year ended March 31, 2007, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment products, health products and services provider. We publish and distribute video game software for use by customers with home and handheld video game systems, principally those manufactured by Sony and Nintendo, and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of fitness clubs in Japan. Furthermore, we produce and market a variety of entertainment and exercise machines and components, including fitness machines, gaming machines and LCDs for pachinko machines. We earn revenues and income and generate cash from sales of these products and services.

Effective the first quarter ended June 30, 2005, we divided our worldwide operations principally into three business segments for financial reporting purposes: Digital Entertainment, Health & Fitness and Gaming & System. The net revenue of these segments, before elimination of intersegment revenues, accounted for 58.8%, 31.6% and 6.0%, respectively, of our total net revenue in fiscal 2007. Our consolidated net revenue for fiscal 2007 was ¥280,279 million.

With the increasing use of the Internet and the enhancement of digital technology, differences among businesses in the digital entertainment industry have been disappearing. The recent emergence of the online game market is further intensifying this trend. In this environment, in order to respond to diversifying customer needs, in April 2005, we merged, in addition to our three home video game software production consolidated subsidiaries, Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc. and Konami Computer Entertainment Japan, Inc., and also Konami Online, Inc., which engaged in the planning, production and distribution of mobile and online games and Konami Media Entertainment, Inc., which engaged in the music and publication business with and into Konami. Furthermore, in April 2005, we re-positioned five of our businesses, Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia, as Digital Entertainment Businesses, and set up a framework to maximize the synergies among these businesses. With this new focus, we reorganized our business into three segments: the Digital Entertainment segment, Health & Fitness segment and Gaming & System segment.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent remain, affected by individual products or a series of products that are hits with consumers such as video game software and card game. See “Factors Affecting Our Results of Operations—Hit Products.” We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, featuring a growing number and variety of products and services. We are also diversifying our revenue sources by expanding our businesses overseas. Our Digital Entertainment segments have been active in the North American and European markets and our Gaming & System segment has actively developed its operations particularly in the North American market, the biggest gaming market in the world with high future growth potential.

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

In the Japanese health industry in which our Health & Fitness segment operates, due to the enforcement of health-related laws and regulations, there has been a growing interest in nursing care prevention as Japan’s population grows older. Measures to tackle lifestyle related diseases have been taken at the national level and steps to maintain good health are underway. We believe there will be an increasing demand for health-related services among middle-aged and senior consumers and that the market may grow further.

In our business segment, hardware manufacturers have now released their next-general computer entertainment systems such as Nintendo Wii, Sony Computer Entertainment PLAYSTATION 3 and Microsoft Xbox 360, and handheld game consoles such as Nintendo DS and the PlayStation Portable have been well received by a broad range of users regardless of age or gender, and the home game market in Japan and abroad has been strong. Moreover, we have also been actively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. For example, in the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER Winning Eleven (“Pro Evolution Soccer” called in Europe), continue to gain popularity in Japan and Europe and recorded sales of over 7 million units worldwide in fiscal 2006 and over 8.4 million units in fiscal 2007. We seek to continue expanding our business by introducing products that were hits in the Japanese market into overseas markets, as well as developing and introducing products that reflect the unique customer preferences and the competitive environment in each market.

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

In our Amusement business, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades on line throughout Japan, by strengthening existing content and introducing new titles.

In our Online business, we plan to continually provide “intangible” service, the new value made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, including mobile games and PC online games.

In our Multimedia business, we mainly publish game-related guides and plan, produce, manufacture and distribute game-related music CDs and DVDs. We aim to provide products that are unique to Konami and can be appreciated by a wide range of customers in the publication, music and video industries.

•	Health & Fitness segment

In the Health & Fitness segment, we are focusing on improving the quality of our services, rather than giving discounts, by offering a wide range of health-related value-added services in order to develop our operations effectively.

•	Gaming & System segment

In the Gaming & System segment, we aim to increase our revenue through development of competitive slot machine and system offerings, better services for clients and improvement of client training for our casino management systems.

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

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold to 380 licenses in fiscal 2007.

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

Investments and Acquisitions

We have sought growth and diversification through investments and acquisitions in sectors that are expected to result in increased revenue stability and growth. These investments and acquisitions affected the composition of our assets and liabilities and our results of operations, sometimes materially. Among other things, we recognized an increase in the amount of goodwill and intangibles with indefinite life on our consolidated balance sheet in connection with such acquisitions, which we test for impairment at least on an annual basis—see “Critical Accounting Policies—Valuation of Intangible Assets and Goodwill”.

In particular, we have conducted the following transactions:

•

Sale of 23.0% of the common stock of TAKARA Co., LTD.(“Takara”), which Konami had acquired in fiscal 2001 and 2002, in April 2005, for which we realized a gain on sale of ¥6,917 million in the first quarter of fiscal 2006.

•

Consolidation of HUDSON SOFT CO., LTD. (“Hudson”), which was previously an affiliate accounted for by the equity method after our acquisition of 45.5% of its common stock in fiscal 2002, in April 2005, due to a capital investment of ¥1,434 million whereby Konami increased their interest to 54.0%.

•	Acquisition of 77.8% of the common stock of Konami Träumer, Inc. for a total cash consideration of ¥525 million by Konami in fiscal 2004 and thereafter its merger with Konami in June 2005.

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

•

Acquisition of 20.0% of the common stock of Resort Solution Co., Ltd. for a total cash consideration of ¥5,993 million by Konami in March, 2006, through which it became an affiliate accounted for by the equity method.

•	Acquisition of all the shares of COMBI WELLNESS Corporation for a total cash consideration of ¥600 million by Konami in May 2006, through which it became our wholly-owned subsidiary.

•	Acquisition of all the shares of Megacyber Corporation for a total cash consideration of ¥10 million by Konami on October 2, 2006, through which it became our wholly-owned subsidiary

•

Execution of an acquisition agreement with Blue Label Interactive, Inc. on June 22, 2006, pursuant to which Konami Digital Entertainment, Inc., our US affiliated company, paid total cash consideration of ¥1,099 million.

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

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of video game software for home and handheld game platforms, personal computers, and we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades, the production and distribution of software for mobile phones and online network, the production and sale of books and music of our products, as well as the planning and production of original TV animation. In fiscal 2007, net revenues from the Digital Entertainment segment were ¥164,860 million, accounting for 58.8% of consolidated net revenues before elimination of intersegment revenue.

Our video game software is sold mainly in the format of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, PLAYSTATION 3, Nintendo Wii and Microsoft Xbox 360 and ROM-cartridges and other media for handheld video game platforms such as Nintendo DS and PlayStation Portable.

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

Net revenues from amusement arcade games are affected by market acceptance, the number and size of video arcades in Japan, introduction of hit titles and general economic trends. In addition, our e-Amusement service, which links amusement arcade throughout Japan online, is influenced by market acceptance of network-based interactive games, network stability, which is the backbone of our services, and general economic trends. In addition to creating new games, we believe that we may be able to increase margins and in this business by extending the life cycle of our existing arcade games by continuing to provide stable services after purchases of our machines. We also continue to benefit from sales of token-operated machines in Japan, mainly due to strong sales of the GI series, horse racing token-oriented gaming machines, and “GRANDCROSS”, which is a large-scale token-oriented gaming machine. We are proud of being one of the leading companies in the token-operated machine industry in Japan. Because the arcade game industry in Japan continues to be streamlined, the average scale of each amusement arcade is expanding along with a decrease in the number of amusement arcades. Accordingly, large-scale token-operated machines that attract a large number of customers have a tendency to gain popularity within large amusement arcades.

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

As for amusement arcade games and token-operated games, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software contents for existing machines rather than selling new machines, because of lower cost of parts and raw materials. We are currently working on further improving margins in our Amusement business through the introduction of the less expensive “e-AMUSEMENT” gaming machine, which links amusement arcades online throughout Japan, and other measures to decrease production costs.

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

Costs and expenses related to publishing books, producing music and broadcasting original animation on television are comprised mainly of costs to produce contents, costs paid for royalties on copyrights and royalties paid. Products in this business mainly use intellectual property rights that were developed in the past. As a result, the research and development costs of our multimedia business are comparatively low.

Health & Fitness Segment

Net Revenues.    We are the largest fitness club operator in Japan according to the Leisure Paper issued by the Japan Productivity Center for Socio-Economic Development. We also design, manufacture and sell fitness and health related products. As of March 31, 2007, we operated 208 fitness clubs that collectively served approximately 990,000 members and provided outsourced services to 104. Our Health & Fitness segment had ¥88,459 million in net revenues or 31.6% of our total net revenue, before elimination of intersegment revenues, in fiscal 2007.

While the majority of our Health & Fitness revenues come from membership fees, our fitness clubs also collect additional revenues from ancillary sales and services, sales of consumables including meals in our in-club restaurants and nutritional products in our in-club stores, and fees for services such as jazzercise and other fitness classes, massage, fitness counseling, work-out programs and personal trainers.

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

In fiscal 2006, we recognized impairment losses of ¥19,713 million related to our Health & Fitness segment, consisted of long-lived assets of ¥10,533 million and identifiable intangible assets of ¥9,180 million as a result of our annual impairment assessment. These impairment losses for long-lived assets were attributed to the deterioration of the operating performance of certain club locations after a review of fiscal 2006 and the additional establishment of facilities during such fiscal year.

Gaming & System Segment

Net Revenues.    In fiscal 2007, net revenues from the Gaming & System segment, before elimination of intersegment revenues, were ¥16,744 million, accounting for 6.0% of consolidated net revenues. The main revenue source for the Gaming & System segment is the sale of video slot machines and software contents in Australia and sales of video and mechanical slot machines, casino management systems and software contents in North America. Revenues for the Gaming & System segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles and general economic trends.

Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 130 countries, and the number of countries authorizing casinos has been increasing each year according to the Tokyo Metropolitan Government, Bureau of Industrial and Labor Affairs. We believe that the market will continue to grow in 2008.

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

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
NET REVENUES:
Product sales revenue	¥183,030	¥186,875	¥199,620	$1,690,979
Service revenue	77,661	75,262	80,659	683,261

Total net revenues	260,691	262,137	280,279	2,374,240

COSTS AND EXPENSES:
Costs of products sold	114,547	112,613	118,806	1,006,404
Costs of services rendered	65,816	72,131	74,700	632,783
Impairment of long-lived assets	—	10,533	—	—
Impairment of identifiable intangible assets	—	9,180	—	—
Selling, general and administrative	52,192	55,199	58,628	496,637

Total costs and expenses	232,555	259,656	252,134	2,135,824

Operating income	28,136	2,481	28,145	238,416

OTHER INCOME (EXPENSES):
Interest income	518	716	821	6,955
Interest expense	(971)	(1,137)	(985)	(8,344)
Gain on sale of shares of affiliated companies	563	6,917	—	—
Other, net	(804)	(539)	(414)	(3,507)

Other income (expenses), net	(694)	5,957	(578)	(4,896)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	27,442	8,438	27,567	233,520
INCOME TAXES:
Current	15,517	(4,785)	8,298	70,292
Deferred	(7,615)	(5,485)	2,621	22,203

Total	7,902	(10,270)	10,919	92,495

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	19,540	18,708	16,648	141,025

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	2,761	(4,267)	575	4,871
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(6,293)	33	138	1,169

NET INCOME	¥10,486	¥23,008	¥16,211	$137,323

Comparison of Fiscal 2007 with Fiscal 2006

Net Revenues

Net revenues increased by ¥18,142 million, or 6.9%, to ¥280,279 million for fiscal 2007 from ¥262,137 million for fiscal 2006. This mainly resulted from the increase of net sales from our Health & Fitness segment and Gaming & System segment.

Net revenues of our Health & Fitness segment from external customers increased by ¥7,209 million, or 8.9%, to ¥88,326 million in fiscal 2007. This increase was due primarily to an increase in our members of 3.0% and to an increase in revenue per member of 2.1% compared to fiscal 2006 due to further improvements in the quality of our services and our offering of a wider range of value-added health-related services to our members. Net revenues of our Gaming & system segment from external customers increased by ¥6,123 million, or 57.6%, to ¥16,744 million in fiscal 2007. This increase was due primarily to a significant increase in revenues from sales of gaming machines and casino management systems at our U.S. subsidiary, Konami Gaming, Inc. Net revenues of the Digital Entertainment from external customers decreased by ¥30 million to ¥163,654 million, accounting for 58.4% of the total. In our Computer & Video Games business, the WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe) series continued to gain high popularity in Japan and abroad, resulting in increased sales compared with the previous fiscal year, and with aggregate sales of over 8 million units including all the series released. In the Amusement business, MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service, which links amusement arcades online throughout Japan, continuously received favorable reviews and recorded increased sales. However, due to a decrease in the net revenue of the Toy & Hobby business, net revenue of the Digital Entertainment segment as a whole decreased slightly.

Net revenues of Other segments from external customers increased by ¥4,780 million, or 70.6%, to ¥11,555 million in fiscal 2007 due primarily to strong sales of pachinko LCDs and the related products.

Cost of Revenues

Cost of revenues increased by ¥8,762 million, or 4.7%, to ¥193,506 million for fiscal 2007. This primarily results to an increase in cost of revenues generated from manufactured goods, products and services, with the increase of net revenues from our Health & Fitness segment and Gaming & System segment, and to an increase in production expense, by starting up a production function at U.S. subsidiary in our Digital Entertainment segment to develop products that respond to the characteristics of the market in North America.

Impairment of long-lived assets and goodwill

We recorded no impairment charges of long-lived assets or goodwill for fiscal 2007, which amounted to ¥10,533 million and ¥9,180 million, respectively, for fiscal 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥3,429 million, or 6.2%, to ¥58,628 million for fiscal 2007 from ¥55,199 million for fiscal 2006, due primarily to an increase in selling expenses, with the increase in net revenues, to an increase in expenses related to obtaining intellectual property of approximately ¥536 million, and to an increase in expenses attributable to moving offices in Tokyo of approximately ¥458 million.

Operating Income

As a result of the foregoing, our operating income increased by ¥25,664 million, or 1,034.4% to ¥28,145 million for fiscal 2007. As a percentage of net revenues operating income has increased by 9.1% to 10.0% in fiscal 2007 from 0.9% in fiscal 2006. This increase primarily resulted from the impairment charges in our Health & Fitness segment which was recognized in fiscal 2006, while we did not have such charges in fiscal 2007. Excluding the impact of impairment, the Health & Fitness segment significantly increased its operating income by improving its profit structure of directly owned facilities due to “scrapping and building”, which is our effort to periodically close, relocate and reconstruct unprofitable club facilities, and to opening large facilities next to train and subway stations and other attractive locations. Also, our Gaming & System segment increased its operating income from significant progress in sales.

On the other hand, start-up production activities at a U.S. subsidiary in our Digital Entertainment segment resulted in an increase in operating loss by ¥1,249 million to ¥3,595 million for fiscal 2007 in North America, which offset an increase of operating income in the Health & Fitness segment and the Gaming & System segment.

Other Income (Expenses), net

Other income (expenses), net, decreased by ¥6,535 million to expenses of ¥578 million for fiscal 2007 from income of ¥5,957 million for fiscal 2006, due to a gain on sale of holding shares of Takara in fiscal 2006.

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies increased by ¥19,129 million, or 226.7%, to ¥27,567 million for fiscal 2007 from ¥8,438 million for fiscal 2006.

Income Taxes

Income taxes increased by ¥21,189 million to a tax expense of ¥10,919 million for fiscal 2007 from a tax benefit of ¥10,270 million for fiscal 2006, due primarily to a reversal of accrued income taxes in fiscal 2006 to reflect the benefit derived from the tax deduction recognized upon the completion of the reorganization into a holding company structure, in the amount of ¥17,051 million, investment tax credits in fiscal 2006 which was available until the end of fiscal 2006 and an increase in taxable income for fiscal 2007. Additional detailed information is described in Note 13 to the accompanying consolidated financial statements.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries increased by ¥4,842 million to an income of ¥575 million for fiscal 2007 from loss of ¥4,267 million for fiscal 2006, due primarily to impairment losses on long-lived assets and identifiable intangible assets in the Health & Fitness segment for fiscal 2006 and the fact that Konami Sports & Life Co., Ltd. became a wholly-owned subsidiary as of March 1, 2006.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies increased for the fiscal 2007, due primarily to the fact that, as of March 10, 2006, Resort Solution Co., Ltd. became an equity-method affiliate.

Net Income

As a result of the foregoing, our net income decreased by ¥6,797 million, or 29.5%, to ¥16,211 million for fiscal 2007 from ¥23,008 million for fiscal 2006.

Comparison of Fiscal 2006 with Fiscal 2005

Net Revenues

Net revenues increased ¥1,446 million, or 0.6%, to ¥262,137 million for fiscal 2006 from ¥260,691 million for fiscal 2005, due primarily to an increase in sales of the Digital Entertainment segment resulting from ¥827 million or 0.5% of increase in sales to ¥163,624 million or 62.4% of the total net revenues. In our Computer & Video Games business, the WORLD SOCCER Winning Eleven series recorded solid sales, with sales of more than 7 million units including all the series released during the period. In our Toy & Hobby business, we continued to achieve strong sales of card games with sales of the Yu-Gi-Oh! Trading Card Game series remaining at the same level, reflecting increased sales in Japan that offset decreased sales in the U.S. and Europe. In the Amusement business, MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service and QUIZ MAGIC ACADEMY III received favorable reviews. Sales of the Health & Fitness increased ¥2,274 million, or 2.9%, to ¥81,117 million for fiscal 2006 from fiscal 2005, whereas, sales of the Gaming & System segment decreased ¥1,020 million, or 8.8%, to ¥10,621 million. We consolidated the results of operations of Hudson in the Digital Entertainment segment for the first time in fiscal 2006. Excluding the effect of Hudson, net revenues decreased ¥8,808 million (after elimination of intercompany revenues) or 3.4%, to ¥251,883 million for fiscal 2006, from ¥260,691 million for fiscal 2005. This was primarily due to fewer releases of major software titles in our Computer & Video Games business compared to fiscal 2005, as we have focused our efforts on develop new game consoles for release in the next transition period. For additional information regarding the increases and decreases in sales for each segment, see “—Segment Information.”

Cost of Revenues

Cost of revenues, which is the sum of costs of products sold and costs of services rendered, increased ¥4,381 million, or 2.4%, to ¥184,744 million for fiscal 2006 from ¥180,363 million for fiscal 2005. Excluding the effect of Hudson, cost of revenue decreased ¥1,368 million, or 0.8% to ¥178,995 million for fiscal 2006 from ¥180,363 million for fiscal 2005, due primarily to a decrease of sales. We were also able to reduce our cost of revenues, as a result of our “Selection and Concentration policy” whereby we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues, especially in our Digital Entertainment segment.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased ¥3,007 million, or 5.8%, to ¥55,199 million for fiscal 2006 from ¥52,192 million for fiscal 2005, due primarily to an addition of Hudson as a consolidated subsidiary of the Company from fiscal 2006.

Operating Income

As a result of the foregoing, our operating income decreased ¥25,655 million, or 91.2% to ¥2,481 million for fiscal 2006 from ¥28,136 million for fiscal 2005. As a percentage of net revenues, operating income decreased 9.9% to 0.9% in fiscal 2006 from 10.8% in fiscal 2005.

Other Income (Expenses), net

Other income (expenses), net, increased ¥6,651 million to income of ¥5,957 million for fiscal 2006 from expense of ¥694 million for fiscal 2005, due to a gain on sale of all of our shares of Takara, previously an equity-method affiliate in fiscal 2006, in the amount of ¥6,917 million.

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased ¥19,004 million, or 69.3%, to ¥8,438 million for fiscal 2006 from ¥27,442 million for fiscal 2005.

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

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries decreased ¥7,028 million to a loss of ¥4,267 million for fiscal 2006 from income of ¥2,761 million for fiscal 2005, due primarily to impairment losses on long lived assets and identifiable intangible assets in the Health & Fitness segment, and the effect of the additional acquisition of equity interests in and merger on April 1, 2005 with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of affiliated companies increased ¥6,326 million to a profit of ¥33 million for the fiscal 2006 from a loss of ¥6,293 million for fiscal 2005, due primarily to sales of our entire shares of and termination of equity relationship with Genki Co., Ltd. (“Genki”), an equity-method affiliate for fiscal 2005 and Takara, previously an equity-method affiliate. Hudson, previously an equity-method affiliate, became a consolidated subsidiary in fiscal 2006. Takara and Hudson had incurred equity loss for fiscal 2005.

Net Income

As a result of the foregoing, our net income increased ¥12,522 million, or 119.4%, to ¥23,008 million for fiscal 2006 from ¥10,486 million for fiscal 2005.

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

Effective the first quarter ended June 30, 2005, we reorganized our five business segments into three: Digital Entertainment, Health & Fitness and Gaming & System. In accordance with this change, results for the year ended March 31, 2005 have been reclassified to conform to the presentation for the years ended March 31, 2006 and 2007.

The following tables present net revenues, including both customers and intersegment revenues, operating expenses and operating income (loss) for fiscal 2005, 2006 and 2007, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥162,797	¥78,843	¥11,641	¥7,410	¥260,691
Intersegment	874	263	2	(1,139)	—

Total	163,671	79,106	11,643	6,271	260,691
Operating expenses	131,018	77,059	10,201	14,277	232,555

Operating income (loss)	¥32,653	¥2,047	¥1,442	¥(8,006)	¥28,136

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,654	¥88,326	¥16,744	¥11,555	¥280,279
Intersegment	1,206	133	—	(1,339)	—

Total	164,860	88,459	16,744	10,216	280,279
Operating expenses	133,463	80,937	14,574	23,160	252,134

Operating income (loss)	¥31,397	¥7,522	¥2,170	¥(12,944)	¥28,145

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,386,311	$748,209	$141,838	$97,882	$2,374,240
Intersegment	10,215	1,127	—	(11,342)	—

Total	1,396,526	749,336	141,838	86,540	2,374,240
Operating expenses	1,130,563	685,617	123,456	196,188	2,135,824

Operating income (loss)	$265,963	$63,719	$18,382	$(109,648)	$238,416

Comparison of Fiscal 2007 with Fiscal 2006

Digital Entertainment segment

Net revenues of our Digital Entertainment segment, before elimination of intersegment revenues, decreased by ¥416 million, or 0.3%, to ¥164,860 million in fiscal 2007 from ¥165,276 million in fiscal 2006 due primarily to the decrease in net revenues from all card games including the Yu-Gi-Oh! series in Toy & Hobby business, which offset the strong sales of business-use game machines for amusement arcades and increased net revenues from online services.

In addition, we recorded strong sales of the Winning Eleven series for PlayStation 2, Xbox 360, PlayStation Portable, Nintendo DS and PC, with total sales of over 8 million units worldwide. We also recorded solid sales of game music in North America, with more than 1.3 million units of the Dance Dance Revolution series, including Dance Dance Revolution SuperNOVA (PlayStation 2). Therefore, sales of our titles taken as a whole increased to 22.50 million units in fiscal 2007 from 22.21 million in fiscal 2006. Revenues from all card games including the Yu-Gi-Oh! Series significantly decreased from the fiscal 2006. However, with respect to games for amusement arcades recorded higher sales of the MAH-JONG FIGHT CLUB series and BASEBALL HEROES series, as the e-AMUSEMENT products.

Operating expenses increased by ¥2,037 million, or 1.5%, to ¥133,463 million in fiscal 2007 from ¥131,426 million in fiscal 2006 due primarily to increase in production expense, by starting up a production function in the North American market to develop products that respond to the characteristics of that market, which resulted in an increase in operating loss by ¥1,249 million to ¥3,595 million for fiscal 2007 in our business in North America.

As a result, operating income decreased by ¥2,453 million, or 7.2%, to ¥31,397 million in fiscal 2007 from ¥33,850 million in fiscal 2006.

Health & Fitness segment

Net revenues of our Health & Fitness segment, before elimination of intersegment revenues, increased by ¥7,250 million, or 8.9%, to ¥88,459 million in fiscal 2007 from ¥81,209 million in fiscal 2006. This increase was due primarily to an increase in number of our members by 3.0% and an increase in revenue per member of 2.1% due to further improvements in the quality of our services and our offering of a wider range of value-added health-related services to our members. We revised our fee-based programs and made progress in installing a proprietary IT health management system in our fitness clubs. These efforts enabled us to provide our members with a more satisfactory level of service, which translated into an increase in the number of our members and an increase in revenue per member. Additionally, the increased number of sports facilities outsourced to us brought in 40.5% increase in such revenues. The revenues generated from sales of goods, such as Kenshin Keikaku 2, the most recent software which jointly manages the data of e-walkeylife2, the multifunctional pedometer, AROMA@FITNESS, our original supplement and BIOMETRICS WATER, also increased.

Operating expenses decreased by ¥17,331 million, or 17.6%, to ¥80,937 million in fiscal 2007 from ¥98,268 million in fiscal 2006. This decrease was due primarily to impairment charges of long -lived assets or goodwill for fiscal 2006, which amounted to ¥10,533 million and ¥9,180 million, respectively. However, excluding the effect of the impairment, operating expenses for fiscal 2007, resulted in an increase. This increase was due primarily through establishment of five new facilities and four renovations. Although, the rate of increase in operating expenses was kept lower than that for net revenues. With respect to such expenses as those for promotional campaigns, we believe we were also able to implement effective promotional activities while holding down such expenses. We were also able to hold down repair-related expenses by reconsidering priorities, while still giving the highest priority to safety.

As a result, we recognized operating income of ¥7,522 million in fiscal 2007, reflecting the fact that the increase of net revenues exceeded that for operating expenses, compared to the operating loss of ¥17,059 million in fiscal 2006.

Gaming & System segment

Net revenues of our Gaming & system segment increased by ¥6,121 million, or 57.6%, to ¥16,744 million in fiscal 2007 from ¥10,623 million in fiscal 2006. This increase was due primarily to a significant increase in revenues from sales of gaming machines with a variety of game contents developed during the year and casino management systems at our U.S. subsidiary, Konami Gaming, Inc. In North America, sales of the new K2V video slot platform series were strong due to an increase in demand. Demand was fueled both by the increasing number of jurisdictions where gaming has been legalized and by growth in existing markets. With respect to the Australian market, although sales from overseas market decreased at our Australian subsidiary, Konami Australia Pty Ltd., partially due to changing regulations, domestic sales in Australia increased slightly.

Operating expenses increased by ¥4,011 million, or 38.0%, to ¥14,574 million in fiscal 2007 from ¥10,563 million in fiscal 2006. This increase was primarily due to an increase in the costs of manufacturing, and to an increase in selling expense and development costs for gaming machines and of management systems. Compared to the rate of increase in the net revenue, that in selling, general and administration expenses was kept lower.

As a result, operating income increased by ¥2,110 million or, 3,516.7% to ¥2,170 million in fiscal 2007 from ¥60 million in fiscal 2006, which reflects the significant increase in revenues that was far greater than the increase in expenses.

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

Operating expenses increased by ¥21,209 million, or 27.5%, to ¥98,268 million in fiscal 2006 from ¥77,059 million in fiscal 2005, due primarily to impairment losses on long-lived assets and identifiable intangible assets of ¥19,513 million and an increase in expenses associated with improvements in the quality and safety of our services. For the fiscal year 2006, 6 facilities had been improved. Improvement expense is expected to be recognized every year, and for the fiscal year 2007, total of ¥509 million is estimated as improvement expense. As a result, operating loss of ¥17,059 million was recognized in fiscal 2006 compared to operating income of ¥2,047 million in fiscal 2005.

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

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.

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

Valuation of Intangible Assets and Goodwill

Under SFAS No. 142, “Goodwill and Other Intangible Assets.” we are required to perform an annual impairment test of our indefinite-lived intangible assets and goodwill. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Some of the factors we consider important which could trigger an impairment review include the following:

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

We engage an independent appraiser to assist us in our determination of the fair values of our reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other relevant valuation approaches including the stock price and market capitalization of the acquired entity and asset and liability structure of the reporting units. Significant assumptions used in this analysis include: (i) expected future revenue growth rates, profit margins and working capital levels of the reporting units; (ii) a discount rate; and (iii) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on our expectation of future results. In evaluating the recoverability of other intangible assets which are allocated to the reporting units, we primarily utilize a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

In the fourth quarter of the fiscal year ended March 31, 2006, we determined that the fair value of indefinite lived assets related to trademarks and franchise contracts recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of our review based on the independent valuations. Accordingly, an aggregate non-cash impairment charge of ¥9,180 million was recorded in operating expenses for the year ended march 31, 2006. The impairment charge consisted of ¥3,478 million for trademarks and ¥5,702 million for franchise contracts. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations and the cancellation of certain franchise contracts by our review during 2006.

On March 31, 2007, we evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of our reporting units.

Valuation of Long-Lived Assets

Our long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets, “whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends; significant decline in the stock price of the acquired entity for a sustained period; and market capitalization of the acquired entity relative to its net book value. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

The factors most significantly affecting the impairment calculation are our estimates of future cash flows. Our cash flow projections carry several years into the future and include assumptions on variables such as growth in revenues, and our cost of capital inflation, the economy and market competition. Any changes in these variables could have an effect upon our valuation.

In the years prior to 2006, we performed impairment reviews for our fitness club assets based on certain grouping of clubs in the same geographic area where club operations were characterized by interdependencies such as the sharing of costs and expenses. However, in fiscal 2006, in connection with changes in management of our Health & Fitness operation and in our operating structure of clubs, which eliminated these interdependencies among clubs, we reassessed our asset grouping for fitness clubs and changed our focus to an individual club operation level, which we consider to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected future cash flows are less than the carrying amount of the assets, those clubs are considered impaired and the assets are written down to fair value.

Based on our review, we recorded a pre-tax impairment charge of ¥10,533 million for our Health & Fitness operation for the year ended March 31, 2006. The impairment charges related to club locations with operating performance that projected a deterioration in expected cash flows in 2007 and beyond or which had anticipated additions during forecasted periods that were found to be additionally impaired. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by us.

Software Development Costs

We utilize our internal development teams to develop our software. We account for software development costs in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. We capitalize software development costs once technological feasibility is established and such costs are determined to be recoverable from future revenues. We expense software development costs incurred prior to technological feasibility to research and development. We evaluate the technological feasibility of our software in development on a product-by-product basis, based on our historical experience, whether the software is closely related to previously marketed software or uses existing technology, and other factors. For products where proven game engine technology exists, technological feasibility may occur early in the development cycle. We believe that our accounting policies for software development are critical for our financial statements as our decisions as to technological feasibility affect the timing of our recognition of the costs associated with development of our software products.

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

Delivery Has Occurred.

Our packaged game software and other products are physically delivered to our customers, with standard transfer terms. Also, our game machines and related equipment are physically delivered to our customers as a fully-assembled, ready to be installed unit. Our arrangements generally include acceptance clauses. We recognize revenue from our product sales upon delivery and acceptance which is the timing the rights and risks are transferred to a customer. Generally, we do not permit exchanges or accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances we may allow returns or provide price protection, for which we estimate the related allowances based upon our management’s evaluation of our historical experience, the nature of the software titles and other factors. We maintain detail listings of software titles in distribution channel, closely monitor their movements, and are able to reasonably estimate future credits to be issued for price protection. These estimates are deducted from gross sales.

Revenue from fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires us to defer the membership fee revenue for one month.

Revenues from mobile game contents are derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to us. We have a collection risk for our accounts receivable except for certain mobile phone carriers. The carriers generally report the final sales data to us within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, we estimates our revenues based on sales data available from the server in which game contents are housed, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined

The Price is Fixed or Determinable.

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

Accounting Developments

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN No.48). FIN No. 48 requires that the tax effects of a position be recognized if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. FIN No.48 is effective for fiscal years beginning after December 15, 2006. Konami is currently evaluating the potential impact of adopting FIN No.48 on its consolidated financial statements and has not yet determined the impact of adopting this statement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Konami does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 improves financial reporting by requiring an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheets. Konami adopted the recognition and disclosure provisions of SFAS No. 158 effective March 31, 2007. SFAS No. 158 also requires that the defined benefit plan assets and obligations be measured as of the date of the employer’s fiscal year-end balance sheet for fiscal years ending after December 15, 2008. Konami does not expect the adoption of the measurement provisions of SFAS No. 158 to have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Konami does not expect the adoption of SFAS No. 159 to have a material effect on its consolidated financial statements.

Capital Expenditures

Our capital expenditures amounted to ¥18,654 million, ¥48,004 million and ¥24,125 million on an accrual basis during fiscal 2005, 2006 and 2007, respectively. During fiscal 2005, our capital expenditures consisted mainly of acquisition of computer software in the amount of ¥8,365 million. During fiscal 2006, our capital expenditures consisted mainly of acquisition of additional equity interest in relation to the mergers in Digital Entertainment segment and Health & Fitness segment in the amount of ¥21,253 million, opening new fitness clubs in the amount of ¥10,759 million and acquisition of intangible assets including mainly computer software in the amount of ¥4,365 million. In fiscal 2007, our capital expenditure consisted mainly of funds for the opening of fitness club facilities in the amount of ¥13,035 million, tools for products development in the amount of ¥1,752 million and acquisition of intangible assets, primarily for computer software, in the amount of ¥3,131 million. We expect our capital expenditures for fiscal 2008 to be approximately ¥12,000 million on an accrual basis, which are planned for the related expenditure of Konami Sports Club’s facility equipment, tools for products development and computer software.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis.

	Fiscal year ended March 31,
	2005	2006	2007	2007
	(millions of yen and thousands of dollars)
Capital expenditure in the consolidated statement of cash flows	¥15,818	¥14,513	¥9,308	$78,848
Property acquired under capital leases	1,844	9,079	12,007	101,711
Additions to long-lived assets including goodwill and identifiable assets by acquisition	386	23,683	1,750	14,824
Effects of timing difference of payments and other	606	729	1,060	8,979

Capital expenditure (accrual basis)	¥18,654	¥48,004	¥24,125	$204,362

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

Our principal needs for cash for fiscal 2008 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2005, 2006 and 2007:

	Fiscal year ended March 31,
	2005	2006	2007	2007
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥27,760	¥23,879	¥31,824	$269,581
Net cash used in investing activities	(17,936)	(7,266)	(11,098)	(94,011)
Net cash used in financing activities	(8,077)	(38,330)	(33,212)	(281,338)

	1,747	(21,717)	(12,486)	(105,768)
Effect of exchange rate changes on cash and cash equivalents	951	828	1,125	9,530

Net increase (decrease) in cash and cash equivalents	2,698	(20,889)	(11,361)	(96,238)
Cash and cash equivalents at beginning of year	86,885	89,583	68,694	581,905

Cash and cash equivalents at end of year	¥89,583	¥68,694	¥57,333	$485,667

Comparison of Fiscal 2007 with Fiscal 2006

Net cash provided by operating activities increased by ¥7,945 million, or 33.3%, to ¥31,824 million in fiscal 2007 from ¥23,879 million in fiscal 2006. This increase was due primary to an increase in net revenues and operating income, even though excluding the effects of the non cash items such as impairment of long-lived tangible and intangible assets in fiscal 2006 and reversal of tax accrual in fiscal 2006. Particularly, the increased net cash attributable to an increase in revenues from membership fees and program fees in Health & Fitness segment, and to an increase in sales of gaming machines or in regular income from maintenance and servicing of management system in Gaming & System segment,

Net cash used in investing activities increased by ¥3,832 million, or 52.7% to ¥11,098 million in fiscal 2007 from ¥7,266 million in fiscal 2006. This increase was primarily because in fiscal 2007 there were no proceeds from the sale of shares of affiliates or payments made for acquisition of shares in subsidiaries in 2007 compared to the related cash activity in fiscal 2006, and cash proceeds from the sale of tangible fixed assets decreased compared with the fiscal 2006.

Net cash used in financing activities decreased by ¥5,118 million yen, or 13.4% to ¥33,212 million for the fiscal 2007 from ¥38,330 million in the fiscal 2006. This decrease was primarily due to the net effect of the increase in cash paid upon redemption of bonds and decline in net repayments on short-term borrowings.

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

Net cash used in financing activities increased by ¥30,253 million yen, or 374.6% to ¥38,330 million for the fiscal 2006 from ¥8,077 million in the fiscal 2005. This was primarily due to the redemption of bonds of ¥15,000 million and payment of short-term borrowing of ¥12,551 million for some subsidiaries.

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. Short-term debt consisted entirely of unsecured bank loans totaling ¥958 million as of March 31, 2006 and no amount as of March 31, 2007. As of March 31, 2007, long-term debt consisted mainly of ¥25,000 million of unsecured bonds described in the following paragraphs, of which ¥20,000 million is current. It also included ¥1,980 million of unsecured loans from banks, of which ¥592 million is current. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2007, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our loan debts ranged from 0.87% to 1.39% during fiscal 2007. We have earmarked a part of our substantial cash on hand, which was ¥57,333 million as of March 31, 2007, for the repayment of ¥15,000 million of unsecured bonds due in September 2007 and of ¥5,000 million of unsecured bonds due in December 2007.

During fiscal 2002, we issued series 3, 4 and 5 unsecured domestic bonds, due in fiscal 2006, fiscal 2007 and fiscal 2008, respectively. Each of the bonds was issued for ¥15,000 million for an aggregate total principal amount of ¥45,000 million. During fiscal 2003, our consolidated subsidiary, Konami Sports Corporation (now Konami Sports & Life Co., Ltd.), issued unsecured domestic bonds series 1, 2 and 3 due fiscal 2007, fiscal 2008 and fiscal 2009, respectively. Each series of the bonds was issued for ¥5,000 million to total an aggregate principal amount of ¥15,000 million. The interest rates of these bonds issued by Konami and Konami Sports Corporation (now Konami Sports & Life Co., Ltd.) range from 0.70% to 1.39%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2007, we had outstanding letters of credit of $9,000 and €7,000.

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 17 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. Our Finance Group executes and controls those contracts. Each contract and its results are to be periodically reported to an officer in charge of the group and the CFO.

We do not designate any derivative financial instruments as hedges and, as a result, they are recognized as either assets or liabilities at fair value and the corresponding gains and losses are recognized in earnings in the period of change.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing video game software, toy & hobby products, amusement arcade games and gaming machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥1,813 million, ¥2,446 million and ¥2,285 million on research and development for fiscal 2005, 2006 and 2007, respectively.

D.    Trend Information.

While our results of operations for fiscal 2008 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2008 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2008 due to stable revenues generated by regular titles in each segment. We base our expectations on the following assumptions:

Our fiscal 2008 business plans are formulated on the basis of the following assumptions:

•

Digital Entertainment segment: In the Computer & Video Games business, in addition to the continuously strong sports-related titles, we expect the expansion of sales due to the release of METAL GEAR SOLID 4, a major title. However, we expect sales volume and net revenues as a whole to remain almost at the same level as fiscal 2007 as a result of our “Selection and Concentration Policy” whereby we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues. We expect our net revenues of our Toy & Hobby business to remain almost at the same level as fiscal 2007, reflecting solid sales of the Yu-Gi-Oh! Trading Card Game in fiscal 2007. We expect net revenues of our Amusement business to increase, as a result of additional sales from our standard series products and improvement and expansion of products by which “e-AMUSEMENT” services can be provided. We expect an increase in net revenues in our Online business, reflecting a growth of home online gaming and revenues from mobile game contents. We expect an increase in net revenues in our Multimedia business as a result of evolving original animations collaborating with other segments.

•

Health & Fitness segment: In the Health & Fitness segment, we expect an increase in the number of members, triggered by the surge of health-consciousness of the middle aged people. Further, led by the increase of fee-based programs such as measures against metabolic and diet programs, we expect improved average spending per member, a higher retention rate of existing members and the establishment of new fitness clubs. In addition, with the potential expansion of demands for operation of exercise facilities and provision of exercise instruction from local authorities and private sectors, we expect another increase in sales in fiscal 2008.

•

Gaming & System segment: We expect an increase in net revenues by our Gaming & System segment reflecting anticipated gains in sales of gaming machines and casino management systems in the market. Our operating margin is also expected to increase as a result of the expansion of those machines and systems all over the world.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2007:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt	¥26,980	¥20,592	¥6,184	¥204	—
Capital Lease Obligations	26,349	3,099	4,751	2,921	¥15,578
Operating Leases	99,153	7,709	15,551	15,509	60,384
Purchase Obligations	6,477	6,477	—	—	—
Pension Contribution	1,118	1,118	—	—	—
Asset Retirement Obligation	4,040	700	—	—	3,340

Total	¥164,117	¥39,695	¥26,486	¥18,634	¥79,302

Licenses.    We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2007 is ¥928 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors including the executive officers and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2007 (1)	Percentage of holding of Konami shares outstanding as of March 31, 2007
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board and CEO	November 12, 1940	June 2008	March 1974	35,011,823 (200,000)	25.51%
Kagehiko Kozuki	Representative Director	March 7, 1944	June 2008	May 1984	117,434 (50,000)	*
Noriaki Yamaguchi	Representative Director and CFO	January 26, 1944	June 2008	June 1994	52,843 (50,000)	*
Kimihiko Higashio	Director and CHO	September 24, 1959	June 2008	June 2005	22,453 (20,000)	*
Tsutomu Takeda	Director	May 13, 1937	June 2007	June 2003	24,211 (11,850)	*
Tomokazu Godai	Outside Director	October 6, 1939	June 2008	May 1992	8,368 (10,000)	*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2008	June 2001	9,579 (10,000)	*
Akira Gemma	Outside Director	August 1, 1934	June 2008	June 2004	7,300 (0)	*

Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2009	June 1999	1,531 (0)	*
Tetsuro Yamamoto	Standing Corporate Auditor	December 23, 1948	June 2007	June 2000	1,057 (0)	*
Minoru Nagaoka	Corporate Auditor	May 16, 1924	June 2007	June 2000	2,894 (0)	*
Masataka Imaizumi	Corporate Auditor	March 3, 1926	June 2007	June 2000	2,894 (0)	*

Corporate Officers:
Kazumi Kitaue	Corporate Officer	February 20, 1957	—	April 2005	141,365 (50,000)	*
Fumiaki Tanaka	Corporate Officer	March 10, 1961	—	June 2000	69,078 (64,220)	*
Akihiko Nagata	Corporate Officer	January 19, 1959	—	June 2000	76,380 (50,000)	*
Shigeo Niwa	Corporate Officer	September 20, 1948	—	January 2003	293 (7,500)	*
Naoyuki Notsu	Corporate Officer	November 18, 1955	—	May 2004	955 (3,000)	*
Akira Tamai	Corporate Officer	October 14, 1963	—	April 2005	1,101 (7,000)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation For Sports, Athletes and Higher Education (14,330,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares) and the Director Stock Purchase Association (32,371 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

•

All of our Directors are Japanese nationals and, except for Tomokazu Godai, Hiroyuki Mizuno, Tsutomu Takeda and Akira Gemma, are engaged in our business on a full-time basis. The business address of our Directors is 7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan.

•	The list of corporate officers does not include those persons who also serve as director.

•	Asterisks indicates ownership of less than one percent.

•

In addition, at the Ordinary General Meeting of Shareholders held on June 28, 2007, Tsutomu Takeda resigned as Director, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi resigned as Corporate Auditors, respectively, and Tachio Ohori, Masaru Mizuno and Shogo Sasabe became our Corporate Auditors.

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

Tsutomu Takeda has served as our Director since 2003. He was Representative Director and President of Asatsu D.K. Co., Ltd. until 2000.

Tomokazu Godai has served as our Director since 1992. He has also served as Representative Director of Maya Tec Co., Ltd. since 1975, as Representative Director of Santetsu Giken Co., Ltd. since 1999, and as Representative Director of Hiroshima River Industrial Corporation since 1992.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Director of Hiroshima Prefectural Institute of Industrial Science and Technology since 1998.

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

Shigeo Niwa has served as our Corporate Officer of the Intellectual Property Division since 2003. He joined Konami in 2000.

Naoyuki Notsu has served as our Corporate Officer of the Administration Division since 2004. He joined Konami in 2000.

Akira Tamai has served as Corporate Officer of the Finance Division since 2005. He joined Konami in 1999.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for a maximum of 12 Directors. Directors are elected at a general meeting of shareholders, and the term of office of Directors provided for under our Articles of Incorporation is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more Representative Directors, who have the authority individually to represent us in all matters. From among its members, our board of directors also elects a Chief Executive Officer and other executive officers.

Our Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least half must be persons who have not been any of the Director, executive officer (shikko-yakuin), manager or employee of our company or any of our subsidiaries preceding the date on which such person assumes the office of Corporate Auditor, are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The term of office of a Corporate Auditor provided for under the Corporate Law and our Articles of Incorporation is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our board of directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Corporate Law of Japan, the Corporate Auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

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

B.    Compensation.

The aggregate compensation, including bonuses and other benefits in kind, we paid to our Directors (who include the executive officers) and Corporate Auditors during fiscal 2007 was ¥722 million and ¥58 million, respectively.

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

D.    Employees.

We employed 5,181 persons on a full-time basis and 6,865 persons on a part-time basis as of March 31, 2007. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 816 employees belonged as of March 31, 2007. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2005	2006	2007
Digital Entertainment	2,181	2,664	2,731
Health & Fitness	1,437	1,549	1,501
Gaming & System	329	320	331
Others	101	196	276
General Administrative (1)	499	398	342

Total	4,547	5,127	5,181

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2005	2006	2007
Japan	3,865	4,417	4,469
North America	323	344	349
Asia (other than Japan)	146	156	155
Europe	80	81	87
Australia	133	129	121

Total	4,547	5,127	5,181

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

(2) Stock option plan for directors and employees

Our shareholders authorized the issuance of 17,879 rights to purchase 1,787,900 shares of our common stock by resolution at our ordinary general meeting of shareholders held on June 20, 2002. We issued these rights to subscribe for or purchase shares of our common stock, which function in the manner of stock options, to our directors and employees as well as to the directors and employees of our subsidiaries. These rights were issued to increase director and employee motivation to improve our financial performance and to attract highly qualified personnel. These rights were exercisable from July 1, 2004 to June 30, 2007. The exercise price was ¥3,640.

On June 23, 2005, the shareholders approved the Company’s Board of Directors resolution on May 10, 2005 for approval of the eight plans of stock subscription rights to directors and employees of the Company and its subsidiaries. Those stock subscription rights plans are intended to enable the grant of stock options and the total maximum number of shares outstanding under the plans is 395,400 shares of common stock of the Company. The exercise periods range from August 1, 2005 through June 30, 2008, and exercise prices range from ¥1,670 to ¥2,857.

At our general meeting of shareholders held on June 23, 2005, the shareholders also approved the Company’s Board of Directors resolution on May 19, 2005 for approval of another plan of stock subscription rights to directors and employees of the Company and its subsidiaries. The stock subscription rights are intended to enable the grant of stock options, and the maximum number of shares issuable under the plan is 1,150,000 shares of common stock of the Company. The exercise period is from July 1, 2007 to June 30, 2009. The exercise price will be equal to 1.20 times the daily average closing price on the Tokyo Stock Exchange for the month prior to the grant date. However, these stock subscription rights were not issued although they were approved as mentioned above.

Following a resolution by the extraordinary general meeting of shareholders held on January 26, 2006, and a share exchange executed on March 1, 2006, we succeeded to obligations related to 12,200 stock subscription rights issued as series 1 by Konami Sports & Life Co., Ltd, which former Konami Sports Corporation approved in the Ordinary General Meeting of Shareholders held on June 23, 2004. We believe that these stock subscription rights are important for enhancing the motivation and morale of directors and employees of Konami Sports & Life Co., Ltd. subsequent to the share exchange, and to maximize the corporate value of the Konami Group. The exercise period is from July 1, 2006 to June 30, 2009, and the exercise price is ¥3,133.

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. We provide a 5% subsidy on top of any funds contributed to the plan by employees, other than officers. In addition, we provide a further 5% subsidy on top of any funds contributed to the plan by employees who participated before March 31, 2001 and a further 10% subsidy on top of any funds contributed by employees who we recognize as making high contribution to the Company. As of March 31, 2007, the Employee Stock Purchase Association held a total of 1,362,160 shares of our common stock and the Director Stock Purchase Association held a total of 74,127 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2007, 137,254,816 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2007 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2007
Kagemasa Kozuki (1)	35,011,823	25.51%
Kozuki Foundation For Sports, Athletes and Higher Education (2)	14,330,000	10.44
Kozuki Holding B.V. (2)	13,530,000	9.86
Kozuki Capital Corporation (2)	7,036,996	5.13

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation For Sports, Athletes and Higher Education (14,330,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares), and the Director Stock Purchase Association (27,497 shares) in addition to those owned of record by Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2007 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Total Outstanding Shares
Japanese financial institutions	89	34,464,606	25.11%
Japanese securities companies	49	7,898,167	5.75
Other Japanese corporations	437	22,260,364	16.22
Foreign corporations and individuals	326	49,893,909	36.35
Japanese individuals and others	51,816	22,737,770	16.57

Total	52,717	137,254,816	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2007, there were 137,254,816 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2007, 1,167,970 shares of our common stock were held in the form of ADRs and there were 14 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2007, there were 52,717 holders of common stock of record worldwide, including 81 shareholders of record with addresses in the United States who held 10,667,357 shares, representing approximately 7.77% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

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

The Company acquired additional newly issued shares by Hudson, previously an equity-method affiliate, on April 27, 2005 and Hudson became a 53.99% owned consolidated subsidiary of the Company.

During fiscal 2005, Konami Corporation of America, a consolidated subsidiary, acquired 100,000 shares of Konami Computer Entertainment Hawaii, Inc. for ¥ 129 million from Takuya Kozuki who is a director of Konami Corporation of America and an immediate family member of our senior management team and our major shareholders. The transaction price was determined based on the third party appraisal.

During fiscal 2005, Konami Real Estate, Inc., a consolidated subsidiary, transferred certain fixed assets to Kozuki Capital Corporation at ¥162 million. During fiscal 2006, Konami Real Estate, Inc. acquired certain fixed assets from Kozuki Capital Corporation at ¥1,582 million. Kozuki Capital Corporation is a company owned by our senior management shareholders and their immediate family members and operates in the business of securities, investments and real estates. The transaction price was determined based on fair market value.

Konami Real Estate, Inc. paid rent of ¥4 million and ¥14 million during fiscal 2005 and 2006, respectively and a lease deposit of ¥4 million during 2005 to Kozuki Capital Corporation in accordance with rent agreements entered into in December 2004, for the lease of certain office spaces.

There were no related party transactions for fiscal 2007.

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

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2007, the date of our last audited financial statements.

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

	Price per Share of Konami Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Konami Common Stock	Closing TOPIX		Closing Nikkei Stock Average
	High	Low		High	Low	High	Low
Fiscal Period
2002	6,730	2,360	514,736	1,440.97	922.51	14,529.41	9,420.85
2003	3,480	1,735	512,093	1,139.43	770.62	11,979.85	7,862.43
2004	4,250	1,500	710,094	1,179.23	773.1	11,770.65	7,607.88
2005	3,140	2,165	605,399	1,217.87	1,053.77	12,163.89	10,505.05
2006	3,110	2,115	743,008	1,728.16	1,109.19	17,059.66	10,825.39
2007	3,670	2,330	974,090	1,816.97	1,458.30	18,215.25	14,218.60
2006:
First quarter	2,415	2,115	619,736	1,201.30	1,109.19	11,874.75	10,825.39
Second quarter	2,650	2,340	553,537	1,428.13	1,177.61	13,617.24	11,565.99
Third quarter	2,710	2,210	881,385	1,663.75	1,371.37	16,344.20	13,106.18
Fourth quarter	3,110	2,430	957,375	1,728.16	1,572.11	17,059.66	15,341.18
2007:
First quarter	3,020	2,330	1,117,698	1,783.72	1,458.30	17,563.37	14,218.60
Second quarter	3,060	2,420	960,576	1,651.35	1,475.28	16,385.96	14,437.24
Third quarter	3,630	2,950	833,076	1,681.07	1,532.95	17,225.83	15,725.94
Fourth quarter	3,670	2,875	985,793	1,816.97	1,656.72	18,215.35	16,642.25
2008:
First quarter	3,290	2,770	961,016	1,789.38	1,682.49	18,240.30	17,274.98

Calendar Period
2007:
January	3,670	3,130	825,963	1,738.61	1,656.72	17,507.40	16,838.17
February	3,430	3,010	1,019,347	1,816.97	1,716.28	18,215.35	17,292.32
March	3,200	2,875	1,075,614	1,741.94	1,662.71	17,521.96	16,642.25
April	3,310	3,070	979,795	1,739.01	1,682.49	17,743.76	17,028.41
May	3,270	2,750	1,003,005	1,755.68	1,693.25	17,875.75	17,274.98
June	2,970	2,790	901,143	1,789.38	1,741.08	18,240.30	17,732.77

On July 26, 2007, the reported closing price of our shares on the Tokyo Stock Exchange was ¥2,950 per share, the closing Nikkei Stock Average was ¥17,702 and the closing TOPIX was 1,737.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 26, 2007, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $24.14 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
	High ($)	Low ($)
Fiscal Period
2007:
First quarter	$26.67	$20.42	3,190
Second quarter	26.25	20.75	2,320
Third quarter	30.45	25.15	2,080
Fourth quarter	30.48	22.13	2,600
2008:
First quarter	28.04	22.54	4,460

Calendar Period:
2007:
January	$30.48	$26.11	2,580
February	28.64	26.22	2,570
March	27.23	22.13	2,630
April	28.04	26.60	4,920
May	27.43	22.75	4,860
June	24.17	22.54	3,590

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the year ended March 31, 2007, we had 69,494 shares of diluted securities. Also, for the years ended March 31, 2005, 2006 and 2007 we had 1,618,700, 2,572,280 and 2,356,180 shares attributable to outstanding stock options were excluded as the exercise prices of the stock subscription rights were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive

F.    Expenses of the Issue.

Not applicable.

Item 10.	Additional Information.

A.    Share Capital.

Not applicable.

B.    Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Our corporate purposes, as specified in Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, are to own shares of and to manage companies which engage in the following businesses and to be engaged in the implementation of operations incidental to such business activities:

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

Provisions Regarding Our Directors

Our Articles of Incorporation do not contain any provision concerning the power of any Director to vote at a meeting of our board of directors on proposals in which he is materially interested. However, in accordance with Article 369 Clause 2 of the Corporate Law, a Director is not empowered to participate in discussion or exercise his vote at a meeting of our board of directors on proposals in which he has a personal interest.

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

There is no provision under our Articles of Incorporation or under the Commercial Code which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 28, 2007 and each has entered into contract with us on the same date.

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

Article 362 Clause 4 Sub-clause 2 of the Corporate Law provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. Our Regulations of our board of directors have adopted this policy.

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

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2007, 137,254,816 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, but in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights. No temporary documents of title in respect of the shares will be issued. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent for the shares. Non-Japanese shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. Japanese securities firms and commercial banks will customarily act as standing proxy and provide related services for standard fees. The transfer agent for our shares is The Sumitomo Trust & Banking Co., Ltd.

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

Article 445 Clause 4 of the Corporate Law and Article 45 of the Corporate Computation Rule under the Corporate Law provide in effect that, in the event that we distribute profits by way of annual dividends or interim dividends, until the sum of our additional paid-in capital and our legal reserve is one-quarter of our capital we must have retained in our legal reserve and set aside as our legal reserve, an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings. We may distribute profits by way of annual dividends or interim dividends out of the amount remaining (the “Distributable Amount” (Article 461 Clause 2 of the Corporate Law)) from the aggregate of retained capital and retained earnings at the end of the most recent fiscal year, adjusted for the amount of dividends distributed thereafter, “Retained Earnings” (Article 446 of the Corporate Law) and after adjustment, such as deduction of the book value of treasury stock, in accordance with laws and regulations. In our Company, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

For information as to Japanese taxes on dividends, see Item 10.E “Taxation—Japanese Taxation” below.

Capital and Reserves

The entire amount of the issue price of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such issue price as additional paid-in capital. We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to capital stock by resolution of a general meeting of our shareholders. The whole or any part of retained capital and retained earnings which are distributable as annual dividends may also be transferred to capital stock by resolution of a general meeting of our shareholders.

Stock Splits

Pursuant to Article 183 and 184 of the Corporate Law, we may at any time split the shares in issue into a greater number of shares by resolution of our board of directors. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date therefore, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. In conjunction with a stock split, we may increase the number of our authorized shares by the same ratio as the stock split ratio through a resolution of our board of directors.

Unit Share System

Under our Articles of Incorporation, the number of shares constituting one unit is 100 shares. Our board of directors may amend our Articles of Incorporation reducing the number of shares constituting one unit or eliminating the provision for the unit from our Articles of Incorporation although any amendment to our Articles of Incorporation increasing the number of shares constituting one unit requires a special resolution of a general meeting of shareholders. In any event, the number of shares constituting one unit shall not exceed 1,000 shares. Under the unit share system, each shareholder shall have one voting right for each unit of shares that he or she holds, and any number of shares less than one unit carries no voting rights. We may provide in our Articles of

Incorporation that any share certificates which represent a number of shares less than one unit shall not be issued. Holders of less than one unit of shares may at any time require us to purchase such shares at their then current market price as determined pursuant to the Corporate Law and to sell them additional shares to create a whole unit of 100 shares.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for voting rights for an ordinary general meeting of shareholders is March 31.

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

Our Articles of Incorporation provide that, in order to amend our Articles of Incorporation and in certain other instances, including any reduction of the capital stock, any removal of a Director or a Corporate Auditor, dissolution, merger or consolidation, exchange of shares for shares of an existing company, transfer of the whole or an important part of the business, taking over the whole of the business of any other company or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights or bonds with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders, the quorum is at least one-third of the total number of voting rights and the approval by at least two-thirds of the voting rights represented at the general meeting of shareholders is required.

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

Repurchase of Our Shares

We may acquire our shares (i) by purchasing them on any Japanese stock exchange on which our shares are listed or by way of tender offer (pursuant to an ordinary resolution of any general meeting of shareholders or a resolution of our board of directors), (ii) from a specific shareholder other than our subsidiary (pursuant to a special resolution of a general meeting of shareholders) or (iii) from our subsidiary (pursuant to a resolution of our board of directors). In the case of (ii) above, any other shareholder may make a request directly to a Representative Director in writing, five days prior to the relevant shareholders’ meeting that we acquire our shares held by such other shareholder.

Any such acquisition of our shares must satisfy certain requirements, inter alia, that the purchase price may not exceed the amount of the retained capital and retained earnings available for annual dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve in accordance with the relevant provisions of the Corporate Law (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. However, if it is anticipated that the net assets, as stated on the balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vi) in “Dividends” above, we may not purchase such shares. We may hold our shares acquired in compliance with the provisions of the Corporate Law (the “treasury stock”) and generally may cancel or dispose of such shares by resolutions of our board of directors subject to the limitation as to the disposal of such treasury stock at a specially favorable price mentioned in “Voting Rights” above.

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

On July 26, 2007, the closing price of our shares on the Tokyo Stock Exchange was ¥2,950 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,500	Less than	¥2,000	¥300
Over	2,000	Less than	3,000	400
Over	3,000	Less than	5,000	500

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

Takeover Defense Measures

“The Countermeasures to any large-scale acquisition of shares in the Company (takeover defense measures)” (the “Plan”) was approved and introduced at a general shareholders’ meeting held on June 28, 2007. The outline of the Plan is as follows:

1. Purpose of Introducing the Plan

In the recent years, a trend has emerged in the Japanese capital markets of sudden hostile acquisitions of large quantities of shares, conducted without due discussion and agreement with management of the target company. There is a possibility that such kind of large-scale acquisition may be attempted with respect to the Company shares.

The purpose of the Plan is to enable shareholders of the Company to make an appropriate decision on whether to accept a large-scale acquisition of the Company shares, and to deter actions which would have an adverse impact on the Company’s corporate value and the common interests of the shareholders

2. Outline of the Plan

The Plan is such that, in order to ensure that shareholders have necessary and sufficient information and time to make an appropriate decision in the event that a large-scale acquisition of the Company’s shares is attempted, the Company’s Board of Directors established the Large-Scale Acquisition Rule (the “Rule”). The Rule requires submission of information on the large-scale acquisition by a large-scale acquirer and secures time for evaluation and investigation thereof by the Company’s Board of Directors. It seeks that the large-scale acquirer comply with the Rule, sets out the response policy for cases of both compliance and non-compliance, and provides for implementation, if necessary, of appropriate countermeasures to protect the Company’s corporate value and the common interests of shareholders (such as gratis allotment of Stock Acquisition Rights with discriminative exercise conditions).

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

E.    Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. person whose functional currency is not the U.S. dollar.

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

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the Tax Convention, established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rates for U.S. shareholders and U.S. holders of ADSs are limited to (a) 5% of the gross amount of the dividends if the recipient is a corporation which holds more than 10% of voting shares of the paying corporation, or (b) 10% of the gross amount of the dividends otherwise.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2007, our U.S. dollar and Euro denominated sales comprised 13.6% and 11.8% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had a significant net long U.S. dollar and Euro position. As of March 31, 2007 we had net U.S. dollar dominated monetary assets of approximately $233 million and Euro denominated monetary assets of approximately €96 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign currency derivatives

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to be paid that are denominated in foreign currencies. Because the counterparties to these contracts are limited to major international financial institutions, we do not anticipate any losses arising from credit risk. Our Finance Group executes and controls these contracts. Foreign exchange forward contracts are presented below by the notional balances with weighted average exchange rates. All of these forward contracts are expected to mature in three to six months.

Foreign exchange forward contracts at March 31, 2007

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥719	¥705	¥14	¥119.76
Selling EURO	157	157	0	157.07

Total	¥876	¥862	¥14

Foreign exchange forward contracts at March 31, 2006

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥3,307	¥3,320	¥(13)	¥116.03
Selling EURO	450	455	(5)	140.81

Total	¥3,757	¥3,775	¥(18)

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2007 and 2006 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2007

	Expected maturity dates
Type of debt and average interest rates	2008	2009	2010	2011	2012	Thereafter	Total 3/31/07	Fair Value 3/31/07
	(in millions of yen)
Unsecured bank loans (1.01%)	¥592	¥592	¥592	¥204		¥—	¥1,980	¥1,918
Unsecured bonds (1.158%)	¥20,000	¥5,000	—	—		—	¥25,000	¥24,674

Total	¥20,592	¥5,592	¥592	¥204		¥—	¥26,980	¥26,592

Interest rate risk at March 31, 2006

	Expected maturity dates
Type of debt and average interest rates	2007	2008	2009	2010	2011	Thereafter	Total 3/31/06	Fair Value 3/31/06
	(in millions of yen)
Unsecured bank loans (1.005%)	¥1,993	¥593	¥593	¥593	¥204	—	¥3,975	¥3,864
Unsecured bonds (1.08%)	¥20,000	¥20,000	¥5,000	—	—	—	¥45,000	¥44,103

Total	¥21,993	¥20,593	¥5,593	¥593	¥204	—	¥48,975	¥47,967

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2007 would be ¥54 million. We had no open equity derivative positions during March 31, 2007.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2007 and 2006, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2007				March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥211	¥54	¥701	$4,608	$1,787	$457	$5,938

Total	¥544	¥211	¥54	¥701	$4,608	$1,787	$457	$5,938

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2006				March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥460	¥112	¥—	¥572	$3,916	$953	$—	$4,869

Total	¥460	¥112	¥—	¥572	$3,916	$953	$—	$4,869

Credit Risk

As of March 31, 2007, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2007, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2007, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2007, the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The management of Konami is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management of Konami assessed the effectiveness of internal control over financial reporting as of March 31, 2007. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2007, our internal control over financial reporting was effective based on the COSO criteria.

Our independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on our assessment of internal control over financial reporting. This report appears in item 17.

Changes in internal controls over financial reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA &Co. to perform an annual audit of our financial statements in the years ended March 31, 2006 and 2007. The following table presents information concerning fees paid to KPMG AZSA &Co. and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2006	2007
Audit fees (1)	¥249	¥549
Audit-related fees (2)	19	—
Tax fees (3)	148	167
All other fees (4)	—	8

Total	¥416	¥724

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for assurance and related services performed by auditors that are reasonably related to the performance of the audit or review of our financial statements but not described in item (1) above. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.
(3)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(4)	These are fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our Corporate Auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for Konami or its subsidiaries without the prior approval of our Corporate Auditors.

All of the services provided by KPMG in the year ended March 31, 2007 were approved by our Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2006	7,413	2,930.53	—	—
May 1 to May 31, 2006	6,746	2,763.63	—	—
June 1 to June 30, 2006	1,793	2,508.69	—	—
July 1 to July 31, 2006	1,358	2,512.68	—	—
August 1 to August 31, 2006	3,738	2,932.15	—	—
September 1 to September 30, 2006	3,268	2,916.88	—	—
October 1 to October 31, 2006	3,396	3,236.48	—	—
November 1 to November 30, 2006	2,819	3,193.28	—	—
December 1 to December 31, 2006	2,163	3,346.95	—	—
January 1, to January 31, 2007	1,988	3,433.57	—	—
February 1, to February 28, 2007	1,805	3,305.25	—	—
March 1 to March 31, 2007	997	3,086.29	—	—

Notes:
Total number of purchase shares shown include the purchase of fractional shares from fractional share owners, pursuant to the Japanese Commercial Code. For an explanation of the right of such shareholders, see “Right of our Shareholders-Unit shares System” under Item 10.B of this Annual Report.

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 27, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

July 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited management’s assessment, included in the Management’s Report on Internal Control over Financial Reporting, which appears in Item 15, that KONAMI CORPORATION and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that KONAMI CORPORATION and subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, KONAMI CORPORATION and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, and our report dated July 27, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

July 27, 2007

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2006 and 2007

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥68,694	¥57,333	$485,667
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥541 million and ¥540 million ($4,574 thousand) at March 31, 2006 and 2007, respectively	32,294	29,729	251,834
Inventories	20,109	24,236	205,303
Deferred income taxes, net	16,510	14,877	126,023
Prepaid expenses and other current assets	6,720	12,086	102,380

Total current assets	144,327	138,261	1,171,207
PROPERTY AND EQUIPMENT, net	42,452	53,294	451,453

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	572	701	5,938
Investments in affiliates	6,050	6,213	52,630
Identifiable intangible assets	38,575	38,585	326,853
Goodwill	22,102	22,738	192,613
Lease deposits	25,277	24,906	210,979
Deferred income taxes, net	3,179	2,593	21,965
Other assets	20,103	17,366	147,107

Total investments and other assets	115,858	113,102	958,085

TOTAL ASSETS	¥302,637	¥304,657	$2,580,745

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥958	¥—	$—
Current portion of long-term debt and capital lease obligations	24,492	23,073	195,451
Trade notes and accounts payable	19,357	24,002	203,321
Accrued income taxes	7,487	1,740	14,739
Accrued expenses	16,323	19,179	162,465
Deferred revenue	5,353	5,661	47,954
Other current liabilities	7,254	8,811	74,638

Total current liabilities	81,224	82,466	698,568

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,631	24,248	205,405
Accrued pension and severance costs	2,658	2,708	22,939
Deferred income taxes, net	11,924	12,207	103,405
Other long-term liabilities	5,264	5,669	48,022

Total long-term liabilities	55,477	44,832	379,771

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,121	2,697	22,846

COMMITMENTS AND CONTINGENCIES (Notes 11 and 20)

STOCKHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 143,555,786 shares at March 31, 2006 and March 31, 2007 : outstanding 137,152,347 shares at March 31, 2006 and 137,254,816 shares at March 31, 2007	47,399	47,399	401,516
Additional paid-in capital	77,110	77,213	654,070
Legal reserve	284	284	2,406
Retained earnings	53,756	62,560	529,945
Accumulated other comprehensive income	3,957	5,617	47,582
Treasury stock, at cost—6,403,439 shares and 6,300,970 shares at March 31, 2006 and March 31, 2007, respectively	(18,691)	(18,411)	(155,959)

Total stockholders’ equity	163,815	174,662	1,479,560

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥302,637	¥304,657	$2,580,745

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2005, 2006 and 2007

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
NET REVENUES:
Product sales revenue	¥183,030	¥186,875	¥199,620	$1,690,979
Service revenue	77,661	75,262	80,659	683,261

Total net revenues	260,691	262,137	280,279	2,374,240

COSTS AND EXPENSES:
Costs of products sold	114,547	112,613	118,806	1,006,404
Costs of services rendered	65,816	72,131	74,700	632,783
Impairment of long-lived assets	—	10,533	—	—
Impairment of identifiable intangible assets	—	9,180	—	—
Selling, general and administrative	52,192	55,199	58,628	496,637

Total costs and expenses	232,555	259,656	252,134	2,135,824

Operating income	28,136	2,481	28,145	238,416

OTHER INCOME (EXPENSES):
Interest income	518	716	821	6,955
Interest expense	(971)	(1,137)	(985)	(8,344)
Gain on sale of shares of affiliated companies	563	6,917	—	—
Other, net	(804)	(539)	(414)	(3,507)

Other income (expenses), net	(694)	5,957	(578)	(4,896)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	27,442	8,438	27,567	233,520

INCOME TAXES:
Current	15,517	(4,785)	8,298	70,292
Deferred	(7,615)	(5,485)	2,621	22,203

Total	7,902	(10,270)	10,919	92,495
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	19,540	18,708	16,648	141,025

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	2,761	(4,267)	575	4,871
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(6,293)	33	138	1,169

NET INCOME	¥10,486	¥23,008	¥16,211	$137,323

PER SHARE DATA:	Yen			U.S. Dollars
	2005	2006	2007	2007
Basic net income per share	¥87.41	¥175.86	¥118.15	$1.00

Diluted net income per share	¥87.41	¥175.80	¥118.09	$1.00

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2005, 2006 and 2007

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2004	¥47,399	¥46,736	¥—		¥33,779	¥(119)	¥(25,666)	¥102,129
Comprehensive income:
Net income				¥10,486	10,486			10,486

Foreign currency translation adjustments				2,285				2,285
Net unrealized gains on available-for-sale securities				(20)				(20)
Minimum pension liability adjustment				71				71

Other comprehensive income				2,336		2,336

Comprehensive income				¥12,822

Cash dividends, ¥ 54.0 per share					(6,489)			(6,489)
Purchase of treasury stock							(2,605)	(2,605)

Balance at March 31, 2005	¥47,399	¥46,736	¥—		¥37,776	¥2,217	¥(28,271)	¥105,857
Comprehensive income:
Net income				¥23,008	23,008			23,008

Foreign currency translation adjustments				1,888				1,888
Net unrealized losses on available-for-sale securities				(132)				(132)
Minimum pension liability adjustment				(16)				(16)

Other comprehensive income				1,740		1,740

Comprehensive income				¥24,748

Issuance of common stock for stock exchange		33,095						33,095
Reissuance of treasury stock for stock exchange		(2,818)					9,612	6,794
Stock-based compensation		97					39	136
Transfer from Retained Earnings			284		(284)			—
Cash dividends, ¥ 54.0 per share					(6,744)			(6,744)
Purchase of treasury stock							(71)	(71)

Balance at March 31, 2006	¥47,399	¥77,110	¥284		¥53,756	¥3,957	¥(18,691)	¥163,815
Comprehensive income:
Net income				¥16,211	16,211			16,211

Foreign currency translation adjustments				1,267				1,267
Net unrealized losses on available-for-sale securities				27				27
Minimum pension liability adjustment				16				16

Other comprehensive income				1,310		1,310

Comprehensive income				¥17,521

Adjustment to initially apply SFAS No.158						350		350
Reissuance of treasury stock		(125)					373	248
Stock-based compensation		228						228
Cash dividends, ¥ 54.0 per share					(7,407)			(7,407)
Purchase of treasury stock							(93)	(93)

Balance at March 31, 2007	¥47,399	¥77,213	¥284		¥62,560	¥5,617	¥(18,411)	¥174,662

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2005, 2006 and 2007—(Continued)

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at cost	Total Stockholders’ Equity
Balance at March 31, 2006	$401,516	$653,198	$2,406		$455,366	$33,520	$(158,331)	$1,387,675
Comprehensive income:
Net income				$137,323	137,323			137,323

Foreign currency translation adjustments				10,733				10,733
Net unrealized losses on available-for-sale securities				229				229
Minimum pension liability adjustment				136				136

Other comprehensive income				11,098		11,098

Comprehensive income				$148,421

Adjustment to initially apply SFAS No.158						2,964		2,964
Reissuance of treasury stock		(1,059)					3,160	2,101
Stock-based compensation		1,931						1,931
Cash dividends, $0.46 per share					(62,744)			(62,744)
Purchase of treasury stock							(788)	(788)

Balance at March 31, 2007	$401,516	$654,070	$2,406		$529,945	$47,582	$(155,959)	$1,479,560

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2005, 2006 and 2007

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Cash flows from operating activities:
Net income	¥10,486	¥23,008	¥16,211	$137,323
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,360	13,782	11,757	99,593
Provision for doubtful receivables	(400)	(10)	(76)	(644)
Impairment of long-lived assets	—	10,533	—	—
Impairment of identifiable intangible assets	—	9,180	—	—
Loss on sale or disposal of property and equipment, net	1,553	645	829	7,022
Loss (gain) on sale of marketable securities	46	(173)	—	—
Gain on sale of shares of an affiliated company	(563)	(6,917)	—	—
Equity in net loss (income) of affiliated companies	6,293	(33)	(138)	(1,169)
Minority interest	2,761	(4,267)	575	4,871
Deferred income taxes	(7,615)	(5,485)	2,621	22,202
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(5,632)	3,369	4,716	39,949
Decrease (increase) in inventories	2,949	(635)	(4,298)	(36,408)
Increase in trade notes and accounts payable	352	2,945	3,354	28,412
Increase (decrease) in accrued income taxes	4,954	(20,772)	(7,190)	(60,906)
Increase (decrease) in accrued expenses	617	(3,043)	3,567	30,216
Increase (decrease) in deferred revenue	(640)	(43)	309	2,618
Increase in advance received	1,301	1,685	469	3,973
Other, net	1,938	110	(882)	(7,471)

Net cash provided by operating activities	27,760	23,879	31,824	269,581
Cash flows from investing activities:
Proceeds from sales of shares of affiliates	1,407	11,016	—	—
Capital expenditures	(15,818)	(14,513)	(9,308)	(78,848)
Proceeds from sales of property and equipment	696	2,455	425	3,600
Proceeds from sales of investments in marketable securities	22	245	—	—
Acquisition of new subsidiaries, net of cash acquired	—	1,433	(202)	(1,711)
Purchase of investments in subsidiaries	—	(6,688)	—	—
Increase in lease deposits, net	(542)	(697)	(705)	(5,972)
Purchases of treasury stock by subsidiaries	(3,593)	—	—	—
Acquisition of business	—	—	(1,096)	(9,284)
Other, net	(108)	(517)	(212)	(1,796)

Net cash used in investing activities	(17,936)	(7,266)	(11,098)	(94,011)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	6,001	(12,551)	(1,119)	(9,479)
Repayments of long-term debt	(1,177)	(1,099)	(1,995)	(16,900)
Redemption of bonds	—	(15,000)	(20,000)	(169,420)
Principal payments under capital lease obligations	(2,255)	(2,526)	(2,814)	(23,837)
Dividends paid	(7,963)	(7,025)	(7,420)	(62,855)
Purchases of treasury stock by parent company	(2,605)	(71)	(93)	(787)
Other, net	(78)	(58)	229	1,940

Net cash used in financing activities	(8,077)	(38,330)	(33,212)	(281,338)
Effect of exchange rate changes on cash and cash equivalents	951	828	1,125	9,530
Net increase (decrease) in cash and cash equivalents	2,698	(20,889)	(11,361)	(96,238)
Cash and cash equivalents, beginning of year	86,885	89,583	68,694	581,905

Cash and cash equivalents, end of year	¥89,583	¥68,694	¥57,333	$485,667

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007

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

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 30, 2007 of ¥118.05 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

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

(c) Marketable Securities

Konami classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2006 and 2007, all equity securities held by Konami are classified as available-for-sale.

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

Years ended March 31, 2005, 2006, and 2007—(Continued)

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

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the fair value of a non-marketable equity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method for merchandise, by the specific identification method for software products, and by the weighted average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which range from 3 to 20 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

Konami accounts for its asset retirement obligations according to the Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value when those obligations are incurred if an estimate of fair value is possible. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No.47, “Accounting for Conditional Asset Retirement Obligations” which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN No.47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN No.47 on March 31, 2006, impact of which was not significant.

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

(i) Goodwill and Other Identifiable Intangible Assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technology, customer relationships and franchise and other contracts acquired primarily in connection with acquisitions of subsidiaries.

Konami performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process under SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. Primarily, Konami has determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill. To the extent a reporting unit’s carrying amount exceeds its fair value, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recorded.

Intangible assets determined to have an indefinite useful life have been also tested for impairment based on fair value under SFAS No. 142. Konami reassesses such determination periodically for each asset based on the factors prescribed in SFAS No. 142.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Intangible assets with finite useful lives have been amortized over their estimated useful lives. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

In the fourth quarter of the fiscal year ended March 31, 2006, Konami performed an annual assessment of goodwill and other intangible assets with an indefinite life for impairment under SFAS No. 142 and recorded an aggregate non-cash impairment charge of ¥9,180 million. See Note 7 for a description of impairment charges recorded for intangible assets for the year ended March 31, 2006.

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

Konami accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the current period. To date, Konami has not designated any derivative instrument as a hedge.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Revenue from mobile game contents is derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to Konami. The carriers generally report the final sales data to Konami within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, Konami estimates its revenues based on sales data available from the server in which game contents are housed, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

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

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥1,813 million, ¥2,446 million and ¥2,285 million ($19,356 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively, in the accompanying consolidated statements of income.

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

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to costs of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥454 million and ¥928 million ($7,861 thousand) at March 31, 2006 and 2007, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and Handling expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and Handling expenses amounted to ¥2,287 million, ¥2,367 million and ¥2,489 million ($21,084 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥12,667 million, ¥10,836 million and ¥11,003 million ($93,206 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

(r) Stock-based Compensation

Konami accounted for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25” prior to the adoption of SFAS No.123R, “Share-Based Payment”, an amendment of SFAS 123 “Accounting for Stock-Based Compensation”, as of April 1, 2006, which requires recording of expense for stock-based compensation to employees using the fair value based method. Konami has adopted the modified prospective transition method prescribed by SFAS No. 123R, under which the post-vesting share-based compensation awards are recognized according to the period in which employees are required to provide service, beginning from the adoption date.

The adoption of SFAS No.123R, resulted in a decrease in net income of ¥214 million ($1,813 thousand) for the year ended March 31, 2007, compared to accounting under APB Opinion No. 25. The impact on basic net income per share and diluted net income per share was a decrease of ¥1.56.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, for the year ended March 31, 2005 and 2006, Konami’s net income and net income per share would have been adjusted to the pro forma amounts indicated below;

	Millions of Yen
	2005	2006
Reported net income	¥10,486	¥23,008
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	97
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(589)	(539)

Pro forma net income	¥9,897	¥22,566

	Yen
Per share data:
Reported net income per share, basic	¥87.41	¥175.86
Reported net income per share, diluted	¥87.41	175.80
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	—	0.74
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(4.92)	(4.12)

Pro forma net income per share, basic	¥82.49	¥172.48

Pro forma net income per share, diluted	¥82.49	¥172.42

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income primarily includes foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale, adjustment for minimum pension liability and adjustment on retirement benefits as well as the income tax effects thereof.

(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain or loss charged to earnings.

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

Years ended March 31, 2005, 2006, and 2007—(Continued)

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

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Net income available for common stockholders	¥10,486	¥23,008	¥16,211	$137,323

	Shares
Weighted-average common shares outstanding	119,970,052	130,835,422	137,202,151
Dilutive effect of employee stock options	—	42,014	69,494

Common stock and common stock equivalents	119,970,052	130,877,436	137,271,645

	Yen			U.S. Dollars
Net income per share:
Basic	¥87.41	¥175.86	¥118.15	$1.00

Diluted	¥87.41	¥175.80	¥118.09	$1.00

For the years ended March 31, 2005, 2006 and 2007, 1,618,700, 2,572,280 and 2,356,180 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

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

(w) Recent Accounting Pronouncements

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN No.48). FIN No. 48 requires that the tax effects of a position be recognized if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. FIN No.48 is effective for fiscal years beginning after December 15, 2006. Konami is currently evaluating the potential impact of adopting FIN No.48 on its consolidated financial statements and has not yet determined the impact of adopting this statement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Konami does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 improves financial reporting by requiring an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheets. Konami adopted the recognition and disclosure provision of SFAS No. 158 effective March 31, 2007. SFAS No. 158 also requires that the defined benefit plan assets and obligations be measured as of the date of the employer’s fiscal year-end balance sheet for fiscal years ending after December 15, 2008. Konami does not expect the adoption of the measurement provisions of SFAS No. 158 to have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Konami does not expect the adoption of SFAS No. 159 to have a material effect on its consolidated financial statements.

2.    Merger and Acquisition

On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation (“Combi Wellness”) for the total cash purchase price of ¥600 million ($5,083 thousand) to expand the lineup of healthcare equipment of its Health & Fitness Segment. Combi Wellness became the Company’s consolidated subsidiary and its operating results have been included in the Company’s consolidated financial statements from the date of acquisition. The acquisition was accounted for using the purchase method of accounting and the excess purchase price over the estimated fair value of the net assets acquired of ¥438 million has been recorded as goodwill in the accompanying consolidated balance sheets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

The following table reflects the May 31, 2006, condensed balance sheet of Combi Wellness, as adjusted to give effect to the preliminary purchase method accounting adjustments:

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥1,063	$9,005
Property and equipment	8	68
Goodwill	438	3,710
Identifiable intangible assets	161	1,364
Other assets	30	254

Total assets acquired	1,700	14,401

Current liabilities	1,100	9,318

Total liabilities assumed	1,100	9,318

Net assets acquired	¥600	$5,083

Goodwill from the acquisition of Combi Wellness is allocated to Konami’s Health & Fitness segment.

On July 5, 2006, the Company’s consolidated subsidiary, Konami Digital Entertainment, Inc. (“KDE-US”) entered into an asset purchase agreement with Blue Label Interactive, Inc. (“Blue Label”) and acquired primary assets of Blue Label for the total cash purchase price of ¥1,099 million ($9,310 thousand) to expand Digital Entertainment segment business in North America. Based on the preliminary allocation of the purchase price, Konami has recorded ¥586 million ($4,964 thousand) and ¥513 million ($4,346 thousand) for goodwill and identifiable intangible assets, respectively, as a result of this acquisition.

Goodwill from the acquisition of primary assets of Blue Label is allocated to Konami’s Digital Entertainment segment.

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

Konami accounted for the acquisitions of additional equity interests in the merged companies as a step-acquisition and, accordingly, the total purchase price of ¥24,373 million, consisted of the fair value of new common shares issued to minority shareholders of the merged companies and the direct cost of the acquisition, has been allocated based on the estimated fair value of assets and liabilities of Konami STUDIO, Konami TYO and Konami JPN. The excess of the purchase price over the estimated fair value of the net assets acquired of ¥13,348 million has been recorded as goodwill in the accompanying consolidated balance sheets. Goodwill arising from these acquisitions has all been allocated to the Digital Entertainment segment. In connection with the purchase price allocation, Konami identified in-process research and development (“IP R&D”) which included the value of products in the development stage that were not considered to have reached technological feasibility or to have alternative future use. Accordingly, IP R&D of ¥225 million was charged to R&D expense in the consolidated statements of income upon consummation of the acquisition.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

On April 27, 2005, the Company acquired an additional 3,000,000 shares of HUDSON SOFT CO., LTD. (“Hudson”), an equity-method affiliate, by acquiring newly issued shares for total cash consideration of ¥1,434 million. Accordingly, the Company’s equity ownership interest in Hudson increased from 45.47% to 53.99% and, as a result, Hudson became a consolidated subsidiary. Financial results of Hudson have been included in the consolidated financial statements from the acquisition date.

The following table reflects the April 27, 2005, condensed balance sheet of Hudson, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Current assets	¥8,309
Property and equipment	1,130
Goodwill	1,266
Other assets	477
In-process research & development	42

Total assets acquired	11,224

Current liabilities	7,455
Long-term liabilities	500

Total liabilities assumed	7,955

Minority interest	924

Net assets acquired	¥2,345

Goodwill related to acquisition of Hudson shares is allocated to the Digital Entertainment segment. In connection with the purchase price allocation, IP R&D of ¥42 million was charged to R&D expense in the consolidated statements of income upon consummation of the acquisition.

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

Konami accounted for the acquisition of additional equity interests in KSP as a step-acquisition and, accordingly, the total purchase price of ¥16,194 million, consisted of the fair value of common shares issued to minority shareholders of KSP and the direct cost of the acquisition, has been allocated using the estimates of fair value of assets and liabilities of KSP based on the valuation by third parties. The excess purchase price over the estimated fair value of the net assets acquired of ¥6,596 million has been recorded as goodwill in the

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

accompanying consolidated balance sheets. Goodwill arising from the acquisition of additional equity interest in KSP has all been allocated to the Health & Fitness segment. The identifiable intangible assets of KSP recognized in connection with the step acquisition included ¥12,542 million for trademarks, ¥727 million for membership list and ¥1,557 million for franchise and other contracts.

The impact to revenue, net income and net income per share for the years ended March 31, 2005, 2006 and 2007, as if the above transactions to acquire newly consolidated subsidiaries were completed as of the beginning of those fiscal years, is not material.

3.    Investments in Affiliates

The carrying amount of investments in affiliates as of March 31, 2006 and 2007 was ¥6,050 million and ¥6,213 million ($52,630 thousand), respectively, and includes ¥4,291 million ($36,349 thousand) of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity-method goodwill”).

Under SFAS No. 142, equity-method goodwill is not amortized but continues to be reviewed for impairment in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock”, which requires other-than-temporary decline in value of an equity-method investment to be recognized as an impairment loss. All significant intercompany profits from these affiliates have been eliminated according to the equity-method of accounting.

At March 31, 2005, 2006 and 2007, Konami held investments in the equity-method affiliates as follows:

	Description of business	Acquisition Date	Ownership %
			2005	2006	2007
TAKARA Co., Ltd.	Toy manufacturer	July 2000	23.0%	—	—
HUDSON SOFT CO., LTD.	Game software producer	August 2001	45.5%	—	—
Resort Solution Co., Ltd.	Management of resort facilities	March 2006	—	20.0%	20.0%

Condensed financial information of the Company’s unconsolidated affiliates at March 31, 2006 and 2007 and for each of the three years ended March 31, 2007 are presented below. Operations information for the year ended March 31, 2005 presents the combined results of the Company’s affiliates for the period.

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Financial Position:
Property and equipment, net	¥15,541	¥14,719	$124,684
Other assets, net	16,038	15,707	133,054

Total assets	¥31,579	¥30,426	$257,738

Debt	1,585	2,206	18,687
Other liabilities	24,195	21,351	180,864
Minority interest	10	11	93
Stockholders’ equity	5,789	6,858	58,094

Total liabilities and equity	¥31,579	¥30,426	$257,738

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Operations:
Sales	¥108,979	¥24,783	¥27,391	$232,029
Cost of revenues	83,936	12,977	13,689	115,959
Selling, general and administrative expenses	41,820	10,512	11,609	98,340

Operating income (loss)	(16,777)	1,294	2,093	17,730
Interest income (expense), net	(476)	(56)	(84)	(712)
Other, net	(3,285)	(91)	(645)	(5,464)

Net income (loss)	¥(20,538)	¥1,147	¥1,364	$11,554

On March 31, 2005, the Company sold its entire equity interest in Genki Co., Ltd. (“Genki”), previously an equity-method affiliate, and terminated its equity relationship with Genki. In connection with the sale, ¥563 million of gain on sales of an affiliated company was recognized in the accompanying consolidated statements of income for the year ended March 31, 2005.

On April 25, 2005, the Company sold its entire equity interest in TAKARA Co., Ltd. (“Takara”), previously an equity-method affiliate and terminated its equity relationship with Takara. As a result, gain on sales of ¥6,917 million was recognized in the accompanying consolidated statements of income for the year ended March 31, 2006.

As discussed in Note 2, the Company acquired additional newly issued shares by Hudson, previously an equity-method affiliate, on April 27, 2005 and Hudson became a 53.99% owned consolidated subsidiary of the Company.

On March 10, 2006, the Company acquired 11,329,000shares, representing 20.0% of the total outstanding common stock of Resort Solution Co., Ltd. (“Resort Solution”), a company engaged in management and development of golf courses, hotels and resort facilities in Japan, for a total consideration of ¥5,993 million. The acquisition was aimed at achieving a business alliance with Resort Solution in the area of Konami’s health and fitness business.

At March 31, 2006 and 2007, Konami evaluated the recoverability of its investments in affiliates and concluded that there was no impairment in the carrying value of those investments.

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥57 million and ¥220 million ($1,864 thousand) as of March 31, 2006 and March 31, 2007, respectively.

Affiliated companies accounted for under the equity-method with an aggregate carrying amount of ¥6,050 million and ¥6,213 million ($52,630 thousand) as of March 31, 2006 and 2007, respectively, were traded on established markets and were quoted at an aggregate market value of ¥6,593 million and ¥6,458 million ($54,706 thousand) as of March 31, 2006 and 2007, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

4.    Inventories

Inventories at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Finished products	¥7,321	¥11,068	$93,757
Work in process	8,938	10,171	86,158
Raw materials and supplies	3,850	2,997	25,388

Total	¥20,109	¥24,236	$205,303

5.    Investment in Marketable Securities

Investment in marketable securities at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen
	March 31, 2006
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥460	¥112	—	¥572

Total	¥460	¥112	—	¥572

There were no gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months on March 31, 2006, and 2007.

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2007				March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥211	54	¥701	$4,608	$1,787	457	$5,938

Total	¥544	¥211	54	¥701	$4,608	$1,787	457	$5,938

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months at March 31, 2007, were ¥54 million ($457 thousand) and ¥30 million ($254 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

6.    Property and Equipment

Property and equipment at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Property and equipment, at cost:
Land	¥10,362	¥10,361	$87,768
Buildings and structures	44,169	53,321	451,681
Tools, furniture and fixtures	21,922	25,553	216,459
Construction in progress	1,244	2,420	20,500

Total	77,697	91,655	776,408
Less-Accumulated depreciation and amortization	(35,245)	(38,361)	(324,955)

Net property and equipment	¥42,452	¥53,294	$451,453

Depreciation and amortization expense for the years ended March 31, 2005, 2006 and 2007 amounted to ¥7,592 million, ¥9,209 million and ¥7,624 million ($64,583 thousand), respectively.

In accordance with SFAS No. 144, all long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the years prior to 2006, Konami performed such reviews for its Health & Fitness operations based on certain grouping of clubs in the same geographic area where interdependencies of club operations existed such as sharing of costs and expenses. However, in fiscal 2006, in connection with changes in management of KSP and in its operating structure of clubs, which eliminated interdependencies among clubs, Konami reassessed its asset grouping for Health & Fitness operations and changed to an individual club operation level which is considered to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets under the new operating structure. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected future cash flows are less than the carrying amount of the assets, those clubs are considered impaired and the assets are written down to fair value. For purposes of estimating fair value, the Company and its subsidiaries have utilized the third-party appraisals, which were based on the projected future cash flows of the impaired clubs discounted at a weighted average cost of capital. The Company and its subsidiaries recorded a pre-tax impairment charge of ¥10,533 million in operating expenses in the accompanying consolidated statements of income for the year ended March 31, 2006. The impairment charges related to club locations with operating performance that deteriorated subsequent to the 2005 review or which had additions during the subsequent period that were found to be impaired. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by the Company and its subsidiaries.

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

Years ended March 31, 2005, 2006, and 2007—(Continued)

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

In the fourth quarter of the fiscal year ended March 31, 2006, Konami determined that the fair value of indefinite lived assets related to trademarks and franchise contracts recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Accordingly, an aggregate non-cash impairment charge of ¥9,180 million was recorded in operating expenses in the accompanying consolidated statements of income for the year ended March 31, 2006. The impairment charge consisted of ¥3,478 million for trademarks and ¥5,702 million for franchise contracts. These impairment losses were attributed to the reporting unit’s failure to meet previous growth expectations and the cancellation of certain franchise contracts during fiscal 2006.

At March 31, 2007, Konami evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2006 and 2007 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2005	¥339	¥385	¥125	¥849
Additional acquisitions during year	14,657	6,596	—	21,253
Balance at March 31, 2006	¥14,996	¥6,981	¥125	¥22,102
Additional acquisitions during year	638	438	—	1,076

Adjustment for previously unrecognized tax benefits	(113)	(327)	—	(440)

Balance at March 31, 2007	¥15,521	¥7,092	¥125	¥22,738

	Thousands of U.S. Dollars
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2006	$127,031	$59,136	$1,059	$187,226
Additional acquisitions during year	5,404	3,710	—	9,114

Adjustment for previously unrecognized tax benefits	(957)	(2,770)	—	(3,727)

Balance at March 31, 2007	$131,478	$60,076	$1,059	$192,613

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Additional goodwill in the Digital Entertainment and Health & Fitness segments for the year ended March 31, 2007 was acquired in connection with the acquisitions made during the year as discussed in Note 2.

Adjustment for previously unrecognized tax benefits represented initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities. See also Note 13.

Identifiable intangible assets at March 31, 2006 and 2007 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Identifiable intangible assets subject to amortization:
Existing technology	¥705	¥513	$4,346
Franchise and other contracts	2,202	2,202	18,653
Membership lists	727	819	6,938
Less-Accumulated amortization	(701)	(702)	(5,947)

Net amortized identifiable intangible assets	2,933	2,832	23,990

Identifiable intangible assets with an indefinite life:
Trademarks	35,340	35,410	299,958
Gaming licenses	302	343	2,905

Total unamortized identifiable intangible assets	35,642	35,753	302,863

Total identifiable intangible assets	¥38,575	¥38,585	$326,853

Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors prescribed in SFAS No. 142 including, but not limited to, the expected use of the asset by the Company, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. As a result of reassessment in 2006, intangible assets related to franchise contracts which were previously determined to have an indefinite life have been determined to have a finite life of 14 years.

Intangible assets related to existing technology, customer relationships, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 2 to 15 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2005, 2006 and 2007 was ¥129 million, ¥179 million and ¥704 million ($5,964 thousand), respectively.

The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2008	¥674	$5,709
2009	340	2,880
2010	212	1,796
2011	169	1,432
2012	169	1,432

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

8.    Other Assets

Other assets at March 31, 2006 and 2007, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Capitalized computer software, net	¥11,831	¥10,021	$84,888
Investments in non-marketable securities	391	422	3,575
Other	7,881	6,923	58,644

Total other assets	¥20,103	¥17,366	$147,107

Konami acquired computer software, principally for ERP (Enterprise Resource Planning) implementation, of ¥5,599 million and ¥3,131 million ($26,523 thousand) in fiscal years 2006 and 2007, respectively.

Capitalized computer software at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Capitalized computer software, at cost	¥18,887	¥19,334	$163,778
Less—Accumulated amortization	(7,056)	(9,313)	(78,890)

Capitalized computer software, net	¥11,831	¥10,021	$84,888

Amortization expense of computer software for the years ended March 31, 2005, 2006 and 2007 amounted to ¥1,329 million, ¥4,007 million and ¥3,254 million ($27,565 thousand), respectively.

Estimated amortization expense of computer software for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2008	¥2,945	$24,947
2009	2,858	24,210
2010	2,670	22,618
2011	1,331	11,275
2012	217	1,838

Amortization expense of other intangible assets for the years ended March 31, 2005, 2006 and 2007 amounted to ¥310 million, ¥387 million and ¥175 million ($1,482 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

9.    Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity-method affiliates. Such transactions for the years ended March 31, 2005, 2006 and 2007 are summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Purchases from Takara	¥1,151	¥5	¥—	$—
Sales to Hudson	6	—	—	—
Purchases from Hudson	4,244	1,047	—	—
Sales to Genki	5	—	—	—
Purchases from Genki	1,277	—	—	—

The Company sold its entire shares of Takara, an equity-method affiliate, and dissolved its equity relationship on April 25, 2005.

The Company acquired additional newly issued shares by Hudson, previously an equity-method affiliate, on April 27, 2005 and Hudson became a 53.99% owned consolidated subsidiary of the Company.

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

During fiscal 2005, Konami Real Estate, Inc., a consolidated subsidiary, transferred certain fixed assets to Kozuki Capital Corporation at ¥162 million. During fiscal 2006, Konami Real Estate, Inc. acquired certain fixed assets from Kozuki Capital Corporation at ¥1,582 million. Kozuki Capital Corporation is a company owned by senior management shareholders of the Company and their immediate family members and operates in the business of securities, investments and real estates. The transaction price was determined based on fair market value.

Konami Real Estate, Inc. paid rent of ¥4 million and ¥14 million during fiscal 2005 and 2006, respectively, and a lease deposit of ¥4 million during 2005 to Kozuki Capital Corporation in accordance with rent agreements entered into in December 2004, for the lease of certain office spaces.

10.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2006 and 2007 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Unsecured bank loans consisting of notes to banks and bank overdrafts with interest rates ranging from 0.59% to 5.59% per annum at March 31, 2006	¥958	¥—	$—

Total	¥958	¥—	$—

Weighted-average interest rate on short-term borrowings was 2.458% at March 31, 2006. Those unsecured short-term bank loans included loans denominated in foreign currencies amounting to US$3,000 thousand (¥352 million) at March 31, 2006.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

A summary of long-term debt at March 31, 2006 and 2007 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Unsecured 0.92% per annum bonds due in September 2006	15,000	—	—
Unsecured 1.05% per annum bonds due in September 2007	15,000	15,000	127,065
Unsecured 1.18% per annum bonds issued by Konami Sports due in December 2006	5,000	—	—
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	5,000	5,000	42,355
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000	5,000	42,355
Unsecured loans from banks due serially from 2005 to 2011 with interest rates ranging from 0.87% to 2.9% and from 0.87% to 1.03% per annum at March 31, 2006 and 2007	3,975	1,980	16,772

Total long-term debt	48,975	26,980	228,547
Less: current portion	(21,992)	(20,592)	(174,434)

Long-term debt, non-current portion	¥26,983	¥6,388	$54,113

Unsecured long-term loans from banks included loans denominated in foreign currencies at March 31, 2006 were US$25 thousand (¥3 million) . At March 31, 2006 and 2007, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

The Company has committed lines of credit available for immediate borrowings amounting to ¥20,000 million ($169,420 thousand) with certain financial institutions. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2007 amounted to ¥2 million ($17 thousand).

The aggregate annual maturities of long-term debt outstanding at March 31, 2007 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2008	¥20,592	$174,435
2009	5,592	47,370
2010	592	5,015
2011	204	1,728

11.    Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

At March 31, 2006 and 2007, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Building and structures	¥5,067	¥16,003	$135,561
Tools, furniture and fixtures	4,704	6,886	58,331
Accumulated amortization	(2,971)	(5,275)	(44,684)

Net leased property	¥6,800	¥17,614	$149,208

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2008	3,099	7,709	26,252	65,303
2009	2,579	7,650	21,847	64,803
2010	2,172	7,901	18,399	66,929
2011	1,680	7,863	14,231	66,607
2012	1,241	7,646	10,512	64,769
Thereafter	15,578	60,384	131,961	511,512

Total minimum lease payments	26,349	99,153	223,202	839,923

Less: amount representing interest (rates ranging from 1.250% to 9.362% per annum)	6,008		50,894

Present value of net minimum lease payments	20,341		172,308
Less: current portion	2,481		21,016

Non-current portion	17,860		151,292

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2005, 2006 and 2007 totaled ¥18,449 million, ¥19,133 million and ¥19,529 million ($165,430 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

12.    Asset Retirement Obligation

Konami has asset retirement obligations arising from the contractual requirements to perform certain asset retirement activities at the time that certain leasehold improvements relating primarily to the health and fitness facilities is disposed of. The liability was initially measured at fair value and subsequently is adjusted for accretion expenses and changes in amount or timing of estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of related long-lived asset and depreciated over the asset’s useful life. The following table presents the activity for asset retirement obligations for the year ended March 31, 2006 and 2007:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Beginning balance	¥—	¥1,757	$14,884
Additional liabilities incurred	1,620	159	1,347
Liabilities settled	—	(35)	(297)
Accretion expense	137	43	364

Ending Balance	¥1,757	¥1,924	$16,298

13.    Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and corporate inhabitant tax plus corporate tax of approximately 10.9%, after considering the non-deductible expense to the corporation tax, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2005, 2006 and 2007. The income before income taxes and income tax expense (benefit) for the years ended March 31, 2005, 2006 and 2007 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Income before income taxes:
Japanese	¥21,900	¥8,376	¥26,771	$226,777
Foreign	5,542	62	796	6,743

Total	¥27,442	¥8,438	¥27,567	$233,520

Income taxes—Current:
Japanese	¥13,674	¥(5,747)	¥7,092	$60,076
Foreign	1,843	962	1,206	10,216

Total	¥15,517	¥(4,785)	¥8,298	$70,292

Income taxes—Deferred:
Japanese	¥(7,540)	¥(5,500)	¥2,278	$19,297
Foreign	(75)	15	343	2,906

Total	¥(7,615)	¥(5,485)	¥2,621	$22,203

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

The significant components of income taxes for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥7,902	¥(10,270)	¥10,919	$92,495
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(14)	(52)	18	152
Foreign currency translation adjustments	(27)	27	—	—
Minimum pension liability adjustment	49	—	—	—
Adjustment of retirement benefits upon initial application of SFAS No. 158	—	—	242	2,050

Total income taxes	¥7,910	¥(10,295)	¥11,179	$94,697

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2005	2006	2007
Statutory tax rate	40.9%	40.9%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	5.9	21.2	2.1
Non-taxable income	—	—	(4.3)
Change in valuation allowance	(1.1)	15.3	1.1
Reversal of accrued income taxes	—	(196.9)	—
Investments in affiliates	(4.8)	—	—
Gain on sales of subsidiaries shares	(12.7)	—	—
Dividend of overseas subsidiaries	4.5	3.3	0.3
Investment tax credits	(3.1)	(10.2)	—
Other, net	(0.8)	4.7	(0.5)

Effective income tax rate	28.8%	(121.7)%	39.6%

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2006 and 2007 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Deferred tax assets:
Accrued enterprise taxes	¥1,109	¥931	$7,887
Accrued expenses	3,634	3,546	30,038
Accrued pension and severance costs	1,433	1,158	9,809
Allowance for doubtful accounts	869	316	2,677
Inventories	12,814	11,963	101,339
Net operating loss carryforwards	7,437	8,084	68,479
Property and equipment basis differences	4,009	3,657	30,978
Asset retirement obligation	719	787	6,667
Other	4,097	2,964	25,108

Gross deferred tax assets	36,121	33,406	282,982
Less valuation allowance	(11,641)	(11,742)	(99,467)

Total deferred tax assets	24,480	21,664	183,515
Deferred tax liabilities:
Intangible assets	(15,718)	(15,568)	(131,876)
Investments in affiliates	(23)	(114)	(966)
Other	(1,106)	(935)	(7,920)

Gross deferred tax liabilities	(16,847)	(16,617)	(140,762)

Net deferred tax assets	¥7,633	¥5,047	$42,753

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Konami will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2007.

The net change in the total valuation allowance for the years ended March 31, 2005, 2006 and 2007 was a decrease of ¥224 million, an increase of ¥5,145 million and ¥101 million ($856 thousand), respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The valuation allowance for deferred tax assets that would be allocated to reduce goodwill or other non-current intangible assets of acquired entities upon subsequent recognition of the related tax benefits amounted to ¥715 million ($6,057 thousand) as of March 31, 2007.

Deferred tax liabilities aggregating ¥73 million ($618 thousand) have been recognized for undistributed earnings of certain foreign subsidiaries where dividends are expected with additional tax burden to the Company. At March 31, 2006 and 2007, the Company did not recognize deferred tax liabilities of ¥694 million and ¥766 million ($6,489 thousand), respectively, for undistributed earnings of certain foreign subsidiaries as the

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Company does not currently intend to repatriate those earnings. At March 31, 2006 and 2007, aggregate undistributed earnings not subject to deferred tax liabilities were ¥11,803 million and ¥10,108 million ($85,625 thousand), respectively.

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Current assets:
Deferred income taxes, net	¥16,510	¥14,877	$126,023
Investments and other assets:
Deferred income taxes, net	3,179	2,593	21,965
Current liabilities:
Other current liabilities	(132)	(216)	(1,830)
Long-term liabilities:
Deferred income taxes	(11,924)	(12,207)	(103,405)

Net deferred tax assets	¥7,633	¥5,047	$42,753

At March 31, 2007, certain domestic subsidiaries had operating loss carry forwards aggregating approximately ¥5,488 million ($46,489 thousand), which expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2008	¥—	$—
2009	47	398
2010	82	695
2011	999	8,463
2012	2,385	20,203
2013	582	4,930
2014	1,393	11,800

Total	¥5,488	$46,489

U.S. subsidiaries had federal and state tax net operating loss carry forwards of approximately ¥14,913 million ($126,328 thousand) and ¥13,335 million ($112,961 thousand), respectively, which expire in varying amounts through the year 2025. These net operating loss carry forwards which expire within 1 to 5 years, 6 to 10 years, 11 to 15 years and thereafter are ¥16,198 million ($137,213 thousand), ¥262 million ($2,219 thousand), ¥2,880 million ($24,396 thousand) and ¥8,908 million ($75,460 thousand), respectively.

14.    Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

On March 31, 2007, Konami adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. Accordingly, Konami recognized the funded status of a benefit plan (measured as the difference between plan assets at faire value and the benefit obligation) in the consolidated balance sheet and recorded the adjustments, after considering tax effect, as a component of accumulated other comprehensive income/loss. The adjustments made to accumulated other comprehensive income/loss represented actuarial (gain) loss and unamortized prior service cost under the previously adopted SFAS No.87, which were eliminated with the funded status recognized in the consolidated balance sheet.

The incremental effects of adopting the provisions of SFAS No.158 on the consolidating balance sheet at March 31, 2007 are as follows:

	Millions of Yen
	Before application of SFAS No.158	Adjustments	After application of SFAS No.158
Deferred income taxes, net (Current assets)	¥14,864	¥13	¥14,877
Other assets	16,716	650	17,366
Deferred income taxes, net (Investments and Other assets)	2,842	(249)	2,593
Other current liabilities	8,779	32	8,811
Accrued pension and severance costs	2,666	42	2,708
Minority interest	2,707	(10)	2,697
Accumulated other comprehensive income	¥5,267	¥350	¥5,617

	Thousands of U.S. Dollars
	Before application of SFAS No.158	Adjustments	After application of SFAS No.158
Deferred income taxes, net (Current assets)	$125,913	$110	$126,023
Other assets	141,601	5,506	147,107
Deferred income taxes, net (Investments and Other assets)	24,074	(2,109)	21,965
Other current liabilities	74,367	271	74,638
Accrued pension and severance costs	22,583	356	22,939
Minority interest	22,931	(85)	22,846
Accumulated other comprehensive income	$44,618	$2,964	$47,582

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Change in benefit obligation:
Benefit obligation, beginning of year	¥2,848	¥3,444	$29,174
Service cost	236	233	1,974
Interest cost	24	23	195
Effect of acquisition	444	—	—
Actuarial (gain) loss	164	(213)	(1,804)
Benefits paid	(272)	(161)	(1,364)

Benefit obligation, end of year	¥3,444	¥3,326	$28,175

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,433	¥2,596	$21,991
Actual return on plan assets	130	23	195
Employer contribution	190	203	1,719
Benefits paid	(157)	(99)	(839)

Fair value of plan assets, end of year	2,596	2,723	23,066

Funded status	(848)	(603)	(5,108)
Unrecognized actuarial net gain	(382)	—	—
Unrecognized prior service cost	(66)	—	—

Net amount recognized	¥(1,296)	¥(603)	$(5,108)

Amounts recognized in the consolidated balance sheets consist of:
Other Assets	—	¥805	6,819
Other Current Liabilities	—	(32)	(271)
Accrued pension and severance cost	¥(1,296)	(1,376)	$(11,656)
Accumulated other comprehensive loss	(29)	—	—

Net amount recognized	¥(1,325)	¥(603)	$(5,108)

Recognized accumulated other comprehensive loss at March 31, 2007 is as follows;

	Millions of yen	Thousands of U.S. Dollars
Actuarial net gain	(320)	(2,711)
Prior service cost	(30)	(254)

	(350)	(2,965)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

	Millions of Yen		Thousands of U.S. Dollars
	2006	2007	2007
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥2,507	¥2,455	$20,796
Accumulated benefit obligation	2,223	2,310	19,568
Fair value of plan assets	953	1,047	8,869

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2005, 2006 and 2007 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Service cost—benefits earned during the year	¥313	¥236	¥233	$1,974
Interest cost on projected benefit obligation	40	24	23	195
Expected return on plan assets	(41)	(41)	(44)	(373)
Recognized actuarial (gain) loss	(51)	(68)	(51)	(432)
Amortization of prior service cost	(14)	(1)	(13)	(110)

Net periodic cost	¥247	¥150	¥148	$1,254

Estimated amortization for actuarial (gain) loss and prior service cost for the year ending March 31, 2008 is as follows;

	Millions of yen	Thousands of U.S. Dollars
Actuarial net gain	(60)	(508)
Prior service cost	(13)	(110)

The measurement date used to determine pension benefit obligations for all the pension plans was March 31. The accumulated benefit obligation for the defined benefit plans was ¥3,148 million and ¥3,169 million ($26,845 thousand) at March 31, 2006 and 2007 respectively.

Weighted-average assumptions used to determine projected benefit obligations at March 31, 2006 and 2007 were as follows:

	2006	2007
Weighted-average assumptions:
Discount rate	1.4%	1.3%
Assumed rate of increase in future compensation levels	1.7%	2.0%

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007
Weighted-average assumptions:
Discount rate	1.4%	1.4%	1.4%
Assumed rate of increase in future compensation levels	2.7%	2.3%	2.0%
Expected long-term rate of return on plan assets	1.7%	1.7%	1.7%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

The Company and its domestic subsidiaries determines the expected long-term rate of return on plan assets of the various assets categories in which it invests. Konami considers the current expectations for future returns and the actual historical returns of each plan asset category.

The benefit plan weighted-average asset allocations for the Company and its domestic subsidiaries for the years ended March 31, 2006 and 2007 by asset category were as follows:

	2006	2007
Asset category:
Equity securities	23.9%	22.6%
Debt securities	23.2%	23.2%
Guaranteed investment contracts—insurance companies	40.7%	38.6%
Other	12.2%	15.6%

	100.0%	100.0%

The Company and its domestic subsidiaries’ investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. The Company and its domestic subsidiaries addresses diversification by the use of domestic and international equity securities and domestic and international debt securities in order to secure stable return on plan assets subject to specific risk management policies. The Company and its domestic subsidiaries evaluates the difference between expected return based on expected long-term rate of return on plan assets and actual return on invested plan assets on an annual basis. The Company and its domestic subsidiaries will revise the asset allocation if the evaluation requires a revision of its formulation of asset allocation.

The Company and its domestic subsidiaries have participated in the welfare pension fund for the computer industry association, a multi-employer contributory plan, since its establishment in October 1989. Konami’s contributions to the plan amounted to ¥624 million, ¥765 million and ¥805 million ($6,819 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively, and were recorded as costs and expenses in the consolidated statements of income.

The Company and its domestic subsidiaries expects to contribute ¥231 million ($1,957 thousand) and ¥887 million ($7,514 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2008.

Future estimated pension benefit payments, using the defined benefit plan for the Company and its domestic subsidiaries are as follows.

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2008	¥133	$1,127
2009	148	1,254
2010	161	1,364
2011	170	1,440
2012	182	1,542
2013-2018	969	8,208

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

The Company and certain of its subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,332 million ($11,283 thousand) at March 31, 2006 and 2007, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

15.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2007, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account was ¥ 54,512 million ($461,770 thousand).

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2005, 2006 and 2007:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2005	9,256,155	28,271
Acquisition through purchase of odd-lot shares	27,936	71
Issuance in a stock exchange	(5,917,233)	(18,064)
Shares issued to subsidiary in a stock exchange	3,048,481	8,452
Issuance upon exercise under stock compensation plan	(11,900)	(39)

Balance at March 31, 2006	6,403,439	¥18,691
Acquisition through purchase of odd-lot shares	31,331	93
Issuance upon exercise under stock compensation plan	(133,800)	(373)

Balance at March 31, 2007	6,300,970	¥18,411

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2006	$158,331
Acquisition through purchase of odd-lot shares	788
Issuance upon exercise under stock compensation plan	(3,160)

Balance at March 31, 2007	$155,959

Stock-based Compensation Plan

The Company and its domestic consolidated subsidiaries maintain certain stock-based compensation plans for grant of stock subscription rights to their directors and employees. Under these plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Subsidiaries that previously maintained such plans included Konami Computer Entertainment Osaka, Inc. (“Konami OSA”), Konami TYO, Konami JPN, Konami STUDIO and KSP. All plans related to Konami OSA, Konami TYO, Konami STUDIO and Konami JPN were canceled by March 31, 2005, in connection with their mergers with the Company. Also, in the year ended March 31, 2006, the exercise price and the number of shares issuable under the KSP’s plan originally established in 2004 were adjusted so that the shares were issuable in the Company’s common shares, in connection with the stock exchange between KSP and the Company as described in Note 2. The subject shares of the adjusted stock acquisition rights became the Company’s shares. The adjustment did not result in compensation expense as the fair value of the Company’s common shares exceeded the adjusted exercise price.

Konami’s stock option awards generally vest based on 2 to 4 years of continuous service and have 5 year contractual terms. These awards gradually vest through the period of service rendered and therefore compensation cost is recognized over the period, in which employees are required to provide service.

Previously, Konami elected to account for compensation cost under APB Opinion No.25, and FIN No.44. Konami has adopted SFAS No.123R beginning from the year ended March 31, 2007. The compensation cost recognized for the years ended March 31, 2006 and 2007 were ¥97 million and ¥228 million ($1,931 thousand), respectively. There was no compensation cost recognized for the year ended March 31, 2005.

The fair value of the stock acquisition rights granted under the plan shown above, are estimated on the date of grant using the Black-Scholes option pricing model with assumptions shown below. Expected volatilities are based on implied volatilities and historical volatility of Konami’s stock. The expected term is determined by analysis of historical exercise behavior. The risk-free rate for periods within the contractual life of the option is based on Japanese government bond yields in effect at the time of grant. Also, expected dividends are derived from dividends disclosed by Konami.

	2005	2006	2007
Risk-free interest rate	0.52%	0.02% - 0.16%	—
Expected term (in years)	3.42	0.82 - 2.48	—
Expected dividends	2.24%	2.23%	—
Expected volatility	52.43%	21.65% - 38.10%	—

The following summarizes Konami’s stock option and changes during the year ended March 31, 2007.

Options	Shares	Weighted- Average Exercise Price (in yen)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions of yen)
Outstanding at March 31, 2006	2,845,680	3,293	—	—
Granted	—	—	—	—
Exercised	(133,800)	1,889	—	—
Forfeited or expired	(141,000)	3,269	—	—
Outstanding at March 31, 2007	2,570,880	3,368	0.99	28
Exercisable at March 31, 2007	1,845,658	3,506	0.43	14

The weighted-average fair value of options granted were ¥774 and ¥489 for the year ended March 31, 2005 and 2006, respectively. There were no stock options newly granted for the year ended March 31, 2007.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Aggregate intrinsic value of options exercised were ¥8 million and ¥72 million ($610 thousand) for the year ended March 31, 2006 and 2007, respectively. There were no options exercised for the year ended March 31, 2005.

The following table summarizes Konami’s nonvested shares and changes during the year ended March 31, 2007.

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2006	1,733,243	853
Granted	—	—
Vested	953,864	971
Forfeited	54,157	732
Nonvested at March 31, 2007	725,222	715

Aggregate unrecognized compensation cost relating to nonvested compensation arrangements granted under the above employee stock option plan was ¥103 million ($873 thousand) at March 31, 2007. The cost is expected to be recognized over the weighted-average period of 0.71 years. Aggregate fair value of shares vested for the year ended March 31, 2005, 2006 and 2007 were ¥669 million, ¥703 million and ¥926 million ($7,844 thousand), respectively.

Cash received from the exercise of stock options were ¥21 million and ¥253 million ($2,143 thousand) for the year ended March 31, 2006 and 2007, respectively. There were no options exercised for the year ended March 31, 2005.

Konami has a policy for issuing its treasury stock to satisfy option exercises.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

16.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2005, 2006 and 2007 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥(266)	¥2,019	¥3,907	$33,096
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	2,285	1,888	1,267	10,733

Balance, end of year	¥2,019	¥3,907	¥5,174	$43,829

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥218	¥198	¥66	$559
Net change	(20)	(132)	27	229

Balance, end of year	¥198	¥66	¥93	$788

Minimum pension liability adjustment:
Balance, beginning of year	¥(71)	¥—	¥(16)	$(136)
Adjustments for the year	71	(16)	16	136

Balance, end of year	¥—	¥(16)	¥—	$—

Adjustment on retirement benefits:
Adjustments for the adoption of SFAS No. 158	—	—	350	2,964

Balance, end of year	¥—	¥—	¥350	$2,964

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥(119)	¥2,217	¥3,957	$33,520
Adjustments for the year	2,336	1,740	1,310	11,098
Adjustments for the adoption of SFAS No. 158	—	—	350	2,964

Balance, end of year	¥2,217	¥3,957	¥5,617	$47,582

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2005
Foreign currency translation adjustments	¥2,258	¥27	¥2,285
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	216	(88)	128
Less: reclassification adjustment for gains included in net income	(250)	102	(148)

Net unrealized losses	(34)	14	(20)

Minimum pension liability adjustment	120	(49)	71

Other comprehensive income(loss)	2,344	(8)	2,336

2006
Foreign currency translation adjustments	¥1,915	¥(27)	¥1,888
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	(518)	189	(329)
Less: reclassification adjustment for gains included in net income	334	(137)	197

Net unrealized losses	(184)	52	(132)

Minimum pension liability adjustment	(16)	—	(16)

Other comprehensive income	1,715	25	1,740

2007
Foreign currency translation adjustments	¥1,267	¥—	¥1,267
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	45	(18)	27
Less: reclassification adjustment for gains included in net income	0	0	0

Net unrealized gains	45	(18)	27

Minimum pension liability adjustment	16	—	16

Other comprehensive income(loss)	¥1,328	¥(18)	¥1,310
Adjustments for the adoption of SFAS No. 158	592	(242)	350

Change in the year	¥1,920	¥(260)	¥1,660

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2007
Foreign currency translation adjustments	$10,733	$—	$10,733
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	381	(152)	229
Less: reclassification adjustment for gains included in net income	0	0	0
Net unrealized losses	381	(152)	229
Minimum pension liability adjustment	136	—	136

Other comprehensive income(loss)	$11,250	$(152)	$11,098
Adjustments for the adoption of SFAS No. 158	5,015	(2,051)	2,964

Change in the year	$16,265	$(2,203)	$14,062

17.    Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2005, 2006 and 2007 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Forward exchange contracts to sell foreign currencies:
Contract amount	¥9,493	¥3,757	¥876	$7,421
Fair value	¥9,753	¥3,775	¥862	$7,302

Gain (Loss)	¥(260)	¥(18)	¥14	$119

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains and (losses) of ¥(260) million, ¥(18) million and ¥14 million ($119 thousand) arising from these forward exchange contracts at March 31, 2005, 2006 and 2007, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of income. Foreign exchange net losses, including those on these forward exchange contracts, for the years ended March 31, 2005, 2006 and 2007 were ¥826 million, ¥455 million and ¥330 million ($2,795 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2007 on fair value of those forward exchange contracts have not been significant as of the reporting date.

18.    Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

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

The estimated fair values of Konami’s financial instruments at March 31, 2006 and 2007 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2006		2007		2007
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Nonderivatives:
Investment in marketable securities	¥572	¥572	¥701	¥701	$5,938	$5,938
Long-term debt, including current installments	(48,975)	(47,967)	(26,980)	(26,592)	(228,547)	(225,260)
Derivatives:
Foreign exchange forward contracts:
Assets	3	3	14	14	119	119
Liabilities	(21)	(21)	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

19.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2005	2006	2007	2007
Cash paid during the year for:
Interest	¥974	¥1,137	¥1,024	$8,674
Income taxes	9,983	15,581	15,139	128,242
Acquisitions of new subsidiaries:
Fair value of assets acquired	—	6,180	997	8,446
Liabilities assumed	—	(7,955)	(1,286)	(10,335)
Goodwill	—	1,266	491	3,600
Minority interest	—	(924)	—	—
Cash paid, net of cash acquired	—	(1,433)	202	1,711
Property acquired under capital leases during the year	1,844	9,079	12,007	101,711
Recognition of tangible fixed assets due to assets retirement obligation	—	1,620	159	1,347

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

In order to better serve a rapidly changing digital entertainment market, the Company combined the related three operating segments, Computer & Video Games, Toy & Hobby and Amusement, which represented operating segments separately managed and reported in 2005, into the newly established Digital Entertainment segment in 2006. Accordingly, segment information for the years ended March 31, 2005 has been restated to conform to the current segment reporting structure.

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

Gaming segment was renamed to Gaming & System segment from October 1, 2005.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

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

a .    Segment information

(1) Revenue and operating income (loss)

Year Ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥162,797	¥78,843	¥11,641	¥7,410	¥260,691
Intersegment	874	263	2	(1,139)	—

Total	163,671	79,106	11,643	6,271	260,691
Operating expenses	131,018	77,059	10,201	14,277	232,555

Operating income (loss)	¥32,653	¥2,047	¥1,442	¥(8,006)	¥28,136

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,654	¥88,326	¥16,744	¥11,555	¥280,279
Intersegment	1,206	133	—	(1,339)	—

Total	164,860	88,459	16,744	10,216	280,279
Operating expenses	133,463	80,937	14,574	23,160	252,134

Operating income (loss)	¥31,397	¥7,522	¥2,170	¥(12,944)	¥28,145

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,386,311	$748,209	$141,838	$97,882	$2,374,240
Intersegment	10,215	1,127	—	(11,342)	—

Total	1,396,526	749,336	141,838	86,540	2,374,240
Operating expenses	1,130,563	685,617	123,456	196,188	2,135,824

Operating income (loss)	$265,963	$63,719	$18,382	$(109,648)	$238,416

Intersegment revenues primarily consists of sales of hardware products and parts from Digital Entertainment to Health & Fitness.

As discussed in Note 6 and 7, impairment charges of ¥10,533 million for long-lived assets and ¥9,180 million for identifiable intangible assets were included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2006.

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2005	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥111,842	¥105,278	¥10,235	¥76,966	¥304,321
Depreciation and amortization	1,891	4,976	397	2,096	9,360
Capital expenditures	1,485	5,353	865	10,951	18,654

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥114,654	¥105,533	¥9,627	¥72,823	¥302,637
Depreciation and amortization	2,286	5,420	517	5,559	13,782
Capital expenditures	19,785	19,911	661	7,647	48,004

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥103,031	¥117,568	¥12,607	¥71,451	¥304,657
Depreciation and amortization	3,640	3,589	274	4,254	11,757
Capital expenditures	5,546	14,718	291	3,570	24,125

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Assets	$872,774	$995,917	$106,794	$605,260	$2,580,745
Depreciation and amortization	30,834	30,402	2,321	36,036	99,593
Capital expenditures	46,980	124,676	2,465	30,241	204,362

Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment, including those acquired in acquisitions of businesses and are stated on an accrual basis.

b.    Geographic information

Year Ended March 31, 2005	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥176,566	¥41,480	¥34,878	¥7,767	¥260,691	—	¥260,691
Intersegment	57,123	1,593	450	419	59,585	¥(59,585)	—

Total	233,689	43,073	35,328	8,186	320,276	(59,585)	260,691
Operating expenses	211,500	41,682	32,207	6,684	292,073	(59,518)	232,555

Operating income (loss)	¥22,189	¥1,391	¥3,121	¥1,502	¥28,203	¥(67)	¥28,136

Property and equipment, net	¥44,775	¥1,018	¥472	¥330	¥46,595	—	¥46,595

Year Ended March 31, 2006	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Property and equipment, net	¥39,888	¥1,815	¥454	¥295	¥42,452	—	¥42,452

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

Year Ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Property and equipment, net	¥51,081	¥1,739	¥137	¥337	¥53,294	—	¥53,294

Year Ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,747,929	$295,188	$268,107	$63,016	$2,374,240	—	$2,374,240
Intersegment	230,572	16,129	2,499	4,489	253,689	$(253,689)	—

Total	1,978,501	311,317	270,606	67,505	2,627,929	(253,689)	2,374,240
Operating expenses	1,743,592	341,770	244,473	61,406	2,391,241	(255,417)	2,135,824

Operating income (loss)	$234,909	$(30,453)	$26,133	$6,099	$236,688	$1,728	$238,416

Property and equipment, net	$432,707	$14,731	$1,160	$2,855	$451,453	—	$451,453

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of United States.

As discussed in Note 6 and 7, impairment charges of ¥10,533 million for long-lived assets and ¥9,180 million for identifiable intangible assets were included in the operating expenses of Japan segment for the year ended March 31, 2006.

21.    Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥6,477 million ($54,867 thousand) as of March 31, 2007.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2005, 2006, and 2007—(Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2005
Allowance for doubtful accounts
Trade accounts receivable	¥709	¥158	¥263	¥604
Lease deposits	¥4,137	—	4,137	¥—
2006
Allowance for doubtful accounts
Trade accounts receivable	¥604	¥77	¥140	¥541
2007
Allowance for doubtful accounts
Trade accounts receivable	¥541	¥78	¥79	¥540

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2007
Allowance for doubtful accounts
Trade accounts receivable	$4,583	$660	$669	$4,574

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date:  July 27, 2007

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