Form 20-F
period 2008-03-31
KONAMI CORP
filed 2008-08-05
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Noriaki Yamaguchi, +81-3-5770-0573, yn.69339@konami.com, +81-3-5412-3300,

7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

As of March 31, 2008, 137,321,557 shares of common stock were outstanding, including 1,281,674 shares represented by 1,281,674 American Depositary Shares.

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

Large accelerated filer    ☒                Accelerated filer    ☐                Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒         International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐         Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

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

As used in this annual report, “fiscal 2008” refers to our fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2004 through 2008, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2004	2005	2006	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥273,412	¥260,691	¥262,137	¥280,279	¥297,402	$2,968,380
Cost of products sold and services rendered	179,182	180,363	184,744	193,506	205,188	2,047,989
Impairment of long-lived assets and other identifiable intangible assets (1)	—	—	19,713	—	—	—
Selling, general and administrative expenses	53,517	52,192	55,199	58,628	58,375	582,643

Operating income	40,713	28,136	2,481	28,145	33,839	337,748

Other income (expenses), net	(606)	(694)	5,957	(578)	(1,005)	(10,031)

Income before income taxes, minority interest and equity in net income (loss) of affiliated companies	40,107	27,442	8,438	27,567	32,834	327,717
Income taxes	18,035	7,902	(10,270)	10,919	13,080	130,552
Minority interest in income (loss) of consolidated subsidiaries	2,220	2,761	(4,267)	575	1,589	15,860
Equity in net income (loss) of affiliated companies	252	(6,293)	33	138	180	1,797

Net income	¥20,104	¥10,486	¥23,008	¥16,211	¥18,345	$183,102

Basic net income per share	¥166.86	¥87.41	¥175.86	¥118.15	¥133.63	$1.33
Diluted net income per share	¥166.86	¥87.41	¥175.80	¥118.09	¥133.57	$1.33
Cash dividends declared per share (2)	¥54.00	¥54.00	¥54.00	¥54.00	¥54.00	$0.54

Balance Sheet Data:
Total current assets	¥152,766	¥161,938	¥144,327	¥138,261	¥140,079	$1,398,134
Total goodwill, identifiable intangible assets and property and equipment	93,148	93,435	103,129	114,617	126,786	1,265,455
Total assets	294,497	304,321	302,637	304,657	319,248	3,186,426
Total current liabilities	72,799	99,827	81,224	82,466	75,113	749,706
Total long-term liabilities	92,160	73,150	55,477	44,832	57,052	569,438
Total stockholders’ equity	102,129	105,857	163,815	174,662	182,759	1,824,124

(1)	During fiscal 2006, we determined that the fair value of long-lived assets and identifiable intangible assets related to the Health & Fitness reporting unit was lower than their carrying value as a result of a review based on independent valuations. Accordingly, impairment of long-lived assets and identifiable intangible assets of ¥10,533 million and ¥9,180 million were recorded in operating expenses respectively.
(2)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥100.19 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2008, the last business day on or prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	114.31	99.85

Calendar year 2008
January	109.70	105.42	107.82	106.74
February	108.15	104.19	107.03	104.19
March	103.99	96.88	100.76	99.85
April	104.56	100.87	102.68	104.53
May	105.52	103.01	104.36	105.46
June	108.29	104.41	106.92	106.17

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 28, 2008, the noon buying rate was ¥107.49 per $1.00.

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

Important risk factors that could cause our actual results to be materially different from as described in the forward-looking statements are set forth in this Item 3.D or elsewhere in this annual report and include, without limitation:

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

The market for video game software, amusement arcade games, token-operated games and card game products that belong to our Digital Entertainment segment, gaming machines that belong to our Gaming & System segment, and pachinko liquid crystal display and pachinko slot machines that belong to our Other Operations segment are “hit” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our card game products in recent years resulted from, and was heavily dependent on, the sales of our Yu-Gi-Oh! Trading Card Game. Similarly, hit video game software titles such as the Yu-Gi-Oh! series, the WORLD SOCCER Winning Eleven series and the

METAL GEAR SOLID series, as well as our e-AMUSEMENT products for our amusement facilities, have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability in these segments could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits in these segments could be harmed.

Our revenues are dependent on timely introduction of popular new products.

Our success depends on generating revenue from the timely introduction and shipment of new products. The majority of sales of a new video game software generally occurs in the first thirty to one hundred and twenty days after release. The sales occurrence for amusement arcade games, token-operated games and card game products that belong to Digital Entertainment segment and gaming machines that belong to Gaming & System segment also tends to be limited. We are constantly required to introduce new products in order to generate revenues and/or to replace declining revenues from older products. Also, because revenues earned during the early life of a product generally constitute a relatively high percentage of the total revenues earned from a product, a significant delay in the introduction of one or more new products, or the inability to ship in sufficient quantities to meet demand, could negatively affect sales and have a negative impact on our financial condition and results of operations. Unanticipated delays could also cause us to miss an important selling season such as the year-end holiday buying season or summer vacation. Moreover, our products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs.

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

The markets for video game software, arcade games, token-operated games, card game products, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of video game software for handheld systems and home game consoles, amusement arcade games, token-operated games and gaming machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

Our competitors vary in size from small companies to very large corporations, some of which have significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, music, sports and character properties and pay more to third party software developers than we can. It is also possible that some of our competitors will form alliances or enter into exclusive business arrangements with key creators, distributors or retailers overseas which could hinder our ability to expand into international markets.

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

Sales of our products depend substantially on how consumers decide to spend their money. Many of our markets are characterized by rapidly changing trends and fads, and frequent innovations and improvements are necessary to maintain consumer interest. We compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using video game software, amusement arcade games, token-operated games, card game products, gaming machines and pachinko and pachinko slot machines, and more time using the Internet or otherwise choose to engage in other forms of entertainment and leisure activities. Our financial performance may be harmed if we are unable to successfully adapt our products and services to these changing trends and fads.

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

Our video game software products, amusement arcade games, token-operated games, exercise equipments, gaming machines, pachinko liquid crystal displays (“LCDs”) and pachinko slot machines are complex and may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

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

•

difficulty in successful integration of acquisitions and realization of expected synergies and business benefits to recover acquisition investments, including any goodwill and separately identifiable intangible assets; and

•	assumption of operating losses and increased expenses, charges and liabilities in connection with acquisitions.

While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the video game software, amusement arcade machine, fitness club, gaming machine and pachinko and pachinko slot industries continue to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or investments on terms acceptable to us or such an acquisition or investment may not enhance our business or may decrease rather than increase our earnings. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.

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

Approximately 74.1% of our net revenues during fiscal 2008 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and card game products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and twenties, the traditional target market for our products and services including computer & video games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to enter new markets such as fitness clubs and expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining and its demographic makeup is already aging considerably. According to government estimates released in April 2008, as of calendar year 2006, 21.5% of Japan’s population was aged 65 or over and this percentage is expected to reach 25.2% by 2013 and 40.5% by 2055.

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

Also, when new game consoles are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current consoles in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation and Nintendo 64 platforms were negatively affected by the platform transition to Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, we may experience lower-than-expected sales.

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

Legislation is introduced at the local, state and federal levels in the United States and in other countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in software products. In 2005, legislation was also introduced in Japan to establish a system for local authorities to restrict the provision of products containing graphic violence. In addition, many countries have laws that permit governmental entities to censor the content and advertising of software. Although there are no mandatory government-regulations in Japan, North America, Europe and Asian countries except China that are significant markets or potential markets for our products, governmental approval is required for software sales in China, and such governmental approval may be adopted elsewhere. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. Due to the uncertainties regarding these rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business.

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

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over networks and on mobile phones. Although we are marketing mobile phone-based games as well as games for Nintendo Wii, PlayStation 3, PlayStation 2 and Xbox, games downloadable using the Xbox 360 or personal computers and games for play over networks, games have diversified over recent years and consumers now have expanded choices. If there is any substantial decline in the popularity of our network-based games, our business, revenues and profits could be harmed.

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

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2008, such deposits and guarantee money accounted for over 8% of our total assets.

Inability to procure licenses for fitness programs from third parties or changes in the conditions of such licenses may adversely affect our revenues.

Our company acts as a licensing agency in Japan, acquiring licenses for programs that have worldwide popularity, and supplies the programs to not only our own facilities but also to other fitness clubs. In the event that it becomes difficult to renew licenses or if any changes are made to the conditions of such licenses, there may be a material adverse effect on our ability to supply programs to each facility and our business results could be affected.

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

Risks Relating to Our Other Operations—LCDs for Pachinko machines and Pachinko slot machines

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

If the makers of LCDs for pachinko machines experience production delays, there may be unforeseen rises in inventory and delays in the posting of sales.

If the product release dates of makers of LCDs for pachinko machines are delayed for reasons such as revisions of the product release dates (due to changes in the market environment, efforts to differentiate themselves from competitors, or efforts to create balance between other products in their product line), or failure to pass the testing of the Security Electronics and Communications Technology Association (the “Security Association”), etc., there may be unforeseen rises in inventory and delays in the posting sales.

Our company’s pachinko slot machines may not pass the testing of the Security Association due to circumstances beyond our control, and as a result, there may be delays in the date of release. Further, due to the tightening of regulations on the pachinko business by the National Police Agency, pachinko slot machines which had passed the Security Association testing and were scheduled for release may not be able to be sold.

Upon receipt of commission by a prefectural public safety commission, the Security Association conducts a regulations test as to whether pachinko and pachinko slot machines fulfill prescribed conditions on the basis of documents submitted by the pachinko and pachinko slot makers, as well as the practical exam, as described below:

1.	Pachinko and pachinko slot machine makers apply for the Security Association examination (application lots are determined by lottery).

2.	In case the machines fail to pass 1., applicants must correct the parts which failed the examination, reapply, and upon passing, move on to 3.

3.	The machines are inspected by a prefectural public safety commission.

4.	The machines are set up in a pachinko hall, and the police ward with jurisdiction over the pachinko hall conducts an inspection.

5.	Operation of the machines begin in the hall upon passing the test in 4. above.

The date of release for a product may be delayed if reapplication becomes necessary in the process of the above procedures due to failure to gain an application lot, changes to the test standards or are tightening of regulations on the industry by the National Police Agency or other similar considerations.

Our company’s pachinko slot machines may be adversely affected because of groups attempting to make money through illicit methods (commonly referred to as goto-shi) in the pachinko and pachinko slot industry.

Our company’s pachinko slot machines may be adversely affected because of groups attempting to make money through illicit methods (commonly referred to as goto-shi) in the pachinko and pachinko slot industries.

In the event of such manipulation by goto-shi, there may be a decline in sales volume due to the tarnishing of our brand image, and delays in the dates of release due to measures to prevent goto-shi manipulation of our other products.

Risks Relating to the Shares and the ADSs

Our share price is volatile and shareholders may not be able to recoup their investment.

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock ranged from ¥2,580 to ¥4,120 during fiscal 2008.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of March 31, 2008, there were 137,321,557 shares of our common stock outstanding including 35,016,353 shares, representing 25.50% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and Chief Executive Officer, and his affiliate holders Yoko Kozuki, Kozuki Holding B.V., Kozuki Foundation for Sports and Higher Education, and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,500,000 additional shares of common stock generally without any shareholder approval. In addition, as of March 31, 2008, we held 6,178,443 shares of treasury stock which our board of directors may sell without any shareholder approval, and as of March 31, 2008, we retired 55,786 issued shares.

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

The dollar amount of the dividends to be paid to ADS and ADS holders might be affected by fluctuations in the foreign currency market.

The market price of our company’s ADS might drop in the event of a decline in the yen-U.S. dollar exchange rate. Further, the U.S. dollar amount of the cash dividend and other cash payments to be paid to holders of our company’s ADS will decrease in the event that the yen-U.S. dollar exchange rate declines.

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

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for stationary consoles such as Sony PlayStation, PlayStation 2, PlayStation 3, Nintendo Wii, Nintendo GameCube, Microsoft Xbox and Microsoft Xbox 360, and for portable consoles such as Sony PlayStation Portable, Nintendo Game Boy Advance and Nintendo DS, as well as for use on personal computers. In addition, we plan, produce, operate and distribute entertainment content for mobile phone online games.

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

In addition, we believe that we are the leading operator of health and fitness clubs in Japan, in terms of revenues, members and the total number of facilities. As of March 31,2008, our nationwide network of 209 directly operated health and fitness club facilities and 110 sports facilities whose operations are outsourced to us, cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006, and COMBI WELLNESS Corporation became its wholly-owned subsidiary as of May 31, 2006 following our acquisition of all of its outstanding shares. Furthermore, Sportsplex Japan, which has 13 facilities in the Tokyo metropolitan area, became our subsidiary on March 6, 2008, after we acquired its shares from Tokyo Electric Power Company. We aim to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of heath-related equipment and supplements.

Because our sales are affected by changes in how consumers, particularly children and young adults, spend their leisure time, we seek to meet consumers’ needs and preferences by developing products that can be used in a number of environments, including home video games, games for amusement arcades and card games, casinos and pachinko parlors. We also recognize that borders that separate product categories such as games, movies, music, toys, books and television programs are blurring. We seek to capitalize on this trend by projecting successful concepts across different types of leisure environments and product categories.

Many of our successful products have resulted from diversified use of strong contents. For example:

•

We first sold Dance Dance Revolution one of our popular products in November 1998 as an amusement arcade game. We launched Dance Dance Revolution in the form of home video game software in April 1999 and have sold over one million units. This product has become increasingly popular in North America today, as it has been utilized for physical education classes in schools.

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

For the fiscal year ended March 31, 2008, we had consolidated net revenues and net income of ¥297,402 million and ¥18,345 million, respectively, compared with net revenues and net income of ¥280,279 million and ¥16,211 million, respectively, for the fiscal year ended March 31, 2007.

Products and Services

During the fiscal year ended March 31, 2006, we classified our businesses into three segments: Digital Entertainment, Health & Fitness and Gaming & System, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing major business segments—video game software, amusement, card game and online—into one Digital Entertainment Segment from April 2005 to create a business structure where we can achieve maximum synergies. During fiscal 2008, this segment had net revenues of ¥178,939 million, which accounted for 60.2% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five businesses as follows:

•	Computer & Video Games business: We produce, manufacture and sell video game software, purchase and distribute video game software for home use.

•	Amusement business: We produce, manufacture and sell video games for amusement facilities and content for token-operated games.

•	Card Games business: We plan, produce, manufacture and sell card games.

•	Online business: We build computer systems related to online games, maintain and operate online servers, produce and distribute content for mobile phones, and produce online games.

•	Other business: We plan, produce, manufacture and sell electronic toys, figures and character goods, and plan, produce and sell music and video package products, books and magazines.

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. We believe that we had approximately 29% of the market as measured by revenues based on the Nikkei Marketing Journal’s article on November 7, 2007. During fiscal 2008, this segment had net revenues of ¥86,544 million, which accounted for 29.1% of our consolidated net revenues, before elimination of intersegment revenues.

Gaming & System Segment

This segment is involved in developing content and hardware for gaming machines for casinos outside of Japan. During fiscal 2008, our net revenues from this segment were ¥18,471 million, which accounted for 6.2% of our consolidated net revenues, before elimination of intersegment revenues.

In addition, as part of our shift to a holding company structure, we transferred our research and development center for gaming machines to Konami Gaming, Inc., our U.S. subsidiary in March 2006, to become Konami Gaming’s Japanese branch and research and development hub. We also changed the segment name from Gaming to Gaming & System during fiscal 2006.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2008.

Segment Revenues

	Year ended March 31,
	2006	2007	2008	2008
	(yen in millions, dollar in thousands)
Net Revenues:
Digital Entertainment	¥165,276	¥165,044	¥178,939	$1,785,996
Health & Fitness	81,209	88,459	86,544	863,798
Gaming & System	10,623	16,744	18,471	184,360
Other and Eliminations	5,029	10,032	13,448	134,226

Consolidated net revenues	¥262,137	¥280,279	¥297,402	$2,968,380

Notes:

“Other” consists of businesses which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥165,044 million in fiscal 2007 and to ¥178,939 million in fiscal 2008, an increase of ¥13,895 million.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

		Year of Introduction		Media Format
Manufacturer	Platform Name	Japan	U.S.
Home Game Consoles: Nintendo	NES	1983	1985	Cartridge
Sega	Genesis	1988	1989	Cartridge
Nintendo	SNES	1990	1991	Cartridge
Sega	Saturn	1994	1995	CD-ROM Disc
Sony	PlayStation	1994	1995	CD-ROM Disc
Nintendo	Nintendo 64	1996	1996	Cartridge
Sega	Dreamcast	1999	1999	Proprietary Disc
Sony	PlayStation 2	2000	2000	DVD-ROM Disc/CD-ROM Disc
Nintendo	GameCube	2001	2001	Proprietary Disc
Microsoft Microsoft	Xbox Xbox 360	2002 2005	2001 2005	DVD-ROM Disc/CD-ROM Disc DVD-ROM Disc/CD-ROM Disc
Nintendo	Wii	2006	2006	Proprietary Disc
Sony	PLAYSTATION 3	2006	2006	BD-ROM/DVD-ROM

Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge
Nintendo	Game Boy Color	1998	1998	Cartridge
Nintendo	Game Boy Advance	2001	2001	Cartridge
Nintendo	Game Boy Advance SP	2003	2003	Cartridge
Nintendo	Nintendo DS	2004	2004	Cartridge
Sony	PlayStation Portable	2004	2005	UMD

(1)	Game Boy Advance SP is an updated version of the Game Boy Advance platform and the same software may be used on both devices.

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

World Video Game Software Markets

According to data by the Computer Entertainment Supplier’s Association, or CESA, in 2007, although the value of shipments of video game software decreased to ¥288 billion in Japan from ¥311 billion in 2006, and the value of exports to North America and Europe greatly increased to ¥286 billion and ¥246 billion from ¥190 billion and ¥158 billion in 2006, respectively. The increase was due to significant expansion of North American and European markets in 2007.

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

Software Titles

We publish more than 100 new titles of video game software each year, almost all of which are designed for use with leading platforms. We publish software titles in a variety of genres, including sports, action, role playing and music simulation.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2008 and 2009 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2009 will be released when scheduled, if ever.

Titles Released In Fiscal 2008 (1)

Title	Category	Platform	Release Date	Market
PROYAKYU SPIRITS 4	Sports (Baseball)	PlayStation 2/Xbox 360/Play Station 3	April 2007	Japan
WORLD SOCCER Winning Eleven 2008	Sports (Soccer)	PlayStation 2	November 2007	Japan
JIKKYOU PAWAFURU MAJOR LEAGUE	Sports (Baseball)	PlayStation 2	October 2007	Japan
JIKKYOU PAWAFURU PUROYAKYU 13	Sports (Baseball)	PlayStation 2	July 2007	Japan
KIRARIN REVOLUTION	Adventure	Nintendo DS	August 2007	Japan
Dance Dance Revolution SuperNOVA 2	Music Game	PlayStation 2	September 2007	North America
Pro Evolution Soccer 2008	Sports (Soccer)	PlayStation 2/PC/Xbox 360/ PlayStation Portable/ Nintendo DS	October 2007 December 2007 February 2007	Europe
Yu-Gi-Oh! Duel Monsters GX Tag Force 2	Card	Nintendo DS	September 2007	Japan North America
Elebits	Adventure	Wii	May 2007	Japan/Europe
METAL GEAR SOLID PORTABLE OPS	Action	PlayStation Portable	December 2007	North America
Winning Eleven PRO EVOLUTION SOCCER 2008	Sports (Soccer)	PlayStation 2/Xbox 360/ PlayStation Portable/Nintendo DS	March 2008	North America

Titles Released or Anticipated To Be Released In Fiscal 2009 (1)

Title	Category	Platform	Release Date	Market
PROYAKYU SPIRITS 5	Sports (Baseball)	PS3/PS2	April 2008	Japan
JIKKYOU PAWAFURU PUROYAKYU 15	Sports (Baseball)	PS2/Wii	July 2008	Japan
Pro Evolution Soccer 2009	Sports (Soccer)	PS3/Xbox360/PSP/NDS/PC/Wii	Fall 2008	Europe North America
METAL GEAR SOLID 4 GUNS OF THE PATRIOTS	Action	PS3	June 12, 2008	Worldwide
Silent Hill 5	Adventure	PS3/Xbox360	Fall 2008	Worldwide
Dance Dance Revolution SuperNOVA 3	Music	PS2	Fall 2008	North America
Karaoke Revolution American Idol	Music	PS3/Xbox360/Wii	Winter 2008	North America

Dance Dance Revolution Hottest Party 2	Music	Wii	Winter 2008	North America
WORLD SOCCER Winning Eleven 11 2009	Sports (Soccer)	PS3/Xbox 360/PSP/NDS/Wii	Fall 2008	Japan
KIRARIN REVOLUTION	Adventure	NDS	July 2008	Japan
Castlevania	Action	NDS	Fall 2008	Worldwide
Dance Dance Revolution Universe 2	Music	Xbox 360	Winter 2008	North America
Hellboy	Action	PSP/NDS/Xbox360/PS3	June 2008	North America

(1)	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•

METAL GEAR SOLID.    With respect to our METAL GEAR SOLID series, we have sold over seven million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and seven million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. The most recent series launched during fiscal 2005, METAL GEAR SOLID 3 SNAKE EATER, sold more than 3.6 million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, increasing our total series sales to over 22 million units as of March 31, 2008.

•

Soccer titles.    We have sold a total of over 46 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe) in worldwide as of March 31, 2008, since the initial title was released during the year ended March 31, 1996.

•	Baseball titles. We have sold a total of more than 17 million units of baseball titles in Japan as of March 31, 2008, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2004	2005	2006	2007	2008
Platforms	Units	Units	Units	Units	Units
	(sales units in ten-thousands)
PlayStation	135	36	10	2	1
PlayStation 2	1,075	1,710	1,290	1,063	796
PLAYSTATION 3	—	—	—	6	194
PlayStation Portable	—	38	332	326	383
Game Boy	25	2	0	0	0
Game Boy Advance	670	339	201	58	6
Nintendo GameCube	145	65	38	10	9
Nintendo DS	—	13	164	493	557
Wii	—	—	—	41	206
Xbox	55	150	122	35	3
Xbox 360	—	—	11	141	124
PC	55	86	50	68	56
Other	—	—	13	7	0

Total	2,160	2,439	2,331	2,250	2,335

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

Manufacturer	Platform	Territory	Initial Contract Date	Expiration Date
Nintendo	Game Boy Advance	United States and Canada	July 6, 2001	July 5, 2009
Nintendo	Game Boy Advance	Europe	April 1, 2001	December 7, 2008
Nintendo	GameCube	Japan	November 1, 2001	October 31, 2008
Nintendo	GameCube	United States and Canada	January 10, 2002	January 9, 2009
Nintendo	GameCube	Europe	March 1, 2002	December 7, 2008
Nintendo	DS	Japan	October 1, 2004	September 30, 2008
Nintendo	DS	United States and Canada	June 23, 2005	June 22, 2009
Nintendo	DS	Europe	July 24, 2005	June 23, 2009
Nintendo	Wii	Japan	October 2, 2006	October 1, 2008
Sony	PlayStation	Japan	April 8, 1994	April 7, 2009
Sony	PlayStation	Europe	November 13, 1995	December 31, 2008
Sony	PlayStation 2	Japan	April 1, 2003	March 31, 2009
Sony	PlayStation 2	Asia	April 1, 2003	March 31, 2009
Sony	PlayStation 2	United States and Canada	October 25, 2001	March 31, 2009
Sony	PlayStation Portable	Japan	November 19, 2004	March 31, 2009
Sony	PlayStation Portable	Asia	May 1, 2005	March 31, 2009
Sony	PlayStation Portable	United States and Canada	February 11, 2005	March 31, 2009
Sony	PlayStation 3	Japan	October 20, 2006	March 31, 2009
Sony	PlayStation 3	United States and Canada	October 20, 2006	March 31, 2009
Sony	PlayStation 3	Europe	October 20, 2006	March 31, 2009
Sony	PlayStation 3	Asia	October 20, 2006	March 31, 2009
Microsoft	Xbox	Worldwide	November 15, 2001	November 15, 2008
Microsoft	Xbox360	Worldwide	November 22, 2005	November 21, 2008

*	These contracts are renewed automatically.

Nintendo charges us an amount for each Game Boy Advance, Game Boy Color and Nintendo DS cartridge manufactured. This amount varies based, in part, on the memory capacity of the cartridges. Nintendo GameCube, Nintendo Wii, Sony and Microsoft contracts include a charge for every disc manufactured. The amounts charged by the manufacturers include a royalty for the use of the manufacturer’s name, proprietary information and technology, and are subject to adjustment by the manufacturers at their discretion. The manufacturers have the right to review, evaluate and approve a demo-disc of each title and the title’s packaging.

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

Our video game software products are sold in Japan primarily through our sales distribution network, which we coordinate, and offices throughout Japan. Each of these sales offices focuses its efforts on a specific area within Japan. We bear inventory risk until the product is sold to the retailer. However, once products are sold to a retailer, they cannot be returned unless they are defective. We believe that our distribution network is a major asset of our business. In addition, we also conduct online sales through a directly operated website, and online sales have accounted for a greater percentage of our sales each year since 2007 due to the strengthening of our website through sales of limited editions of our video game software products on our website.

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

Card Games Business

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline, the child population is expected to continue to decline slightly in the future. According to the National Institute of Population and Social Security Research, the number of births in Japan has declined from 2.09 million in 1973 to 1.10 million in 2007. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 17.2 million in the population census of 2007. The population of children is expected to fall below 10 million in 2039.

The phenomenon of children abandoning toys at a younger age is due to the changing pattern of children’s lives. A large number of children go to music classes (piano classes, etc.), fitness clubs (swimming schools, etc.) and cram schools (educational institutions to help enter kindergartens, primary schools and junior and senior high schools) from infancy and thus they spend less of their leisure time playing with toys than previous generations did. Moreover, electronic toys such as Nintendo DS now occupy an important position in the toy market. These toys are also used by younger people. The popularity of electronic games contributes much to the decreasing demand for general toys.

Trends and Characteristics of Toy Demand

According to market research conducted by the Japan Toy Association, total revenue of toys sold domestically for fiscal 2007, based on market price, was ¥670.9 billion, or 3% more than the amount from the previous year and surpassed the previous year for the first time in four years. The toy and hobby business is recently facing difficult conditions not only due to the decline in birthrates but also by the changes in and the variety of customer tastes. However, there has been progress in terms of logistics, expanding new service organizations and diversification of products.

The toy and hobby related market is starting to grow through the consolidation of such specialized markets as the character goods, figures, adult-targeted hobby and kids’ card game machines markets. The toy and hobby market is moving in a direction of widening products as it seeks to move past traditional lines of business by producing robots, digital cameras, movie cameras, apparels, home interior goods, bicycles and other products. Also, the target ages are widening from new born babies to seniors. Under these circumstances, according to the market research conducted by the Japan Toy Association, sales of stuffed toys, card game products, trading card products, toys for girls, toys for boys and character goods for toys are increasing toy and hobby sales on a year on year base.

Popular goods reflect contemporary social conditions. We believe that the changing market environment has led to certain goods being introduced and produced, as mentioned below.

•

computers have been used in all aspects of social life, as electronic technology advances and, as a result, toys that were adapted for children from such electronic technology have broadened the scope of such toy products;

•	more and more parents have attached importance to education and they tend to buy expensive products for their children in the category of educational/preschool toys; and

•	hobby items, such as radio controlled products and model trains, have sold well due to growing popularity with adults.

The distribution of toys has greatly changed owing to the entry of the large U.S. chain toy store Toys“R”Us into the Japanese market in 1991 and to the increased sales made by suburban toy chain stores. The sales share of specialty toy shops has decreased and wholesalers, which act as intermediaries for manufacturers and retailers, have been affected by the change of distribution routes and the shortened distribution channels, which have caused them difficulties. The system of fixed retail price sales, which is the traditional business practices in the toy market, has begun to collapse, and even department stores have sold toys at discount prices.

According to the research conducted by the NPD Group, the toy market in North America has a size of $22.1 billion in annual sales for 2007, a decline of two percent compared to $22.6 billion for 2006, despite difficult economic conditions that plagued the industry in 2007. The strong performance of two categories, Action Figures & Accessories and Vehicles helped to offset losses. However, the most significant losses were experienced in Infant/Preschool, Outdoor & Sports Toys, and Dolls.

Costs for product development and marketing in European markets are generally higher than other markets due primarily to costs for translation in several languages and different distribution system in each country.

Our Card Games Business

We produce, develop, design and sell a range of card products and card-related products. These products are based on well-known characters, brands and images, or content, that we either produce on our own or license from third parties. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh!. Although each product is different, in most cases, we produce, develop and design the product around popular content and subcontract the manufacturing to a third party.

More than 90% of our revenues from our Card Games business has been derived from worldwide sales of our Yu-Gi-Oh! Trading Card Game, and changes in the revenues and income of our Card Games business have depended primarily on changes in worldwide sales of our Yu-Gi-Oh! Trading Card Game. We believe we have the largest share of the worldwide card game market according to data available from the Japan Toy Association and the Toy Industry Association, Inc. In February 1999, we launched our Yu-Gi-Oh! Trading Card Game in Japan. The Yu-Gi-Oh! Trading Card Game is based on a comic that was originally serialized in one of Japan’s most popular weekly comic magazines. We continue to sell our Yu-Gi-Oh! Trading Card Game globally in the United States and European countries, as well as in Japan.

Production

Our Card Games products are produced both overseas and in Japan by various third-party manufacturers. We are not dependent on any single manufacturer for the production of our Card Games products.

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

Amusement Arcade Games—Industry Overview

According to the most recent industry statistics, the domestic amusement industry had total revenues of ¥926.2 billion during fiscal year 2007. The breakdown by category is shown in the following table.

Amusement Industry—Revenues in Japan

	December 31,
Industry	2002	2003	2004	2005	2006	2007
	(billions of yen)
Amusement arcade operations	¥590.3	¥605.5	¥637.7	¥649.2	¥682.5	¥702.9
Amusement arcade games (Japan)
Video game machines	24.5	22.7	35.0	39.6	48.5	50.2
Token-operated game machines	22.3	27.1	37.4	37.0	46.0	48.5
Prize machines	10.7	12.3	16.8	14.6	12.7	14.0
Vending machines	18.0	18.8	18.5	19.5	19.3	18.4
Music simulation game machines	4.9	3.4	3.4	3.3	3.4	3.4
Card games	—	—	—	5.5	11.5	8.7
*Kids’ Card games	—	—	—	—	—	23.7
Other	39.7	50.2	52.9	48.2	47.2	43.3

Sub-total	120.2	134.5	164.0	167.7	188.6	210.2
Amusement arcade games (exports)	20.6	20.0	13.9	12.9	10.6	13.2

Total	¥731.1	¥760.0	¥815.6	¥829.8	¥881.7	926.3

*Salesamounts related to the Kids’ card games Industry was added from 2007.

Source:	“Amusement Industry Survey, Fiscal 2007” (September, 2007), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have competitive leisure alternatives. However, revenues from the operation of amusement arcades increased for five consecutive years, from ¥605.5 billion in 2003, ¥637.7 billion in 2004, ¥649.2 billion in 2005, ¥682.5 billion in 2006, and to ¥702.9 billion in 2007, due primarily to progress in the restructuring of the amusement industry, including the closing of unprofitable small sized amusement arcades and the efficient development of large-scale amusement arcades that attract customers, and increased sales at shopping centers that target families.

Our Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In fiscal year 2008, we introduced approximately 13 new titles for video game machines for amusement arcades, more than half of which were sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, which together constitute a recognized brand such as Dance Dance Revolution and MAH-JONG FIGHT CLUB.

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

In March 2002, our Amusement business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by Konami, creating a new amusement arcade market. This service allows multiple players to participate in the same game simultaneously from different locations nationwide and to continue playing after saving the game. Our MAH-JONG FIGHT CLUB, which is our first title compatible with e-AMUSEMENT, is retaining its popularity in part due to events such as national conventions where players can try their skills in a tournament.

Our e-AMUSEMENT titles include:

•	MAH-JONG FIGHT CLUB, a Mah-jong game that allows multiple players to participate simultaneously from different locations;

•	QUIZ MAGIC ACADEMY, an online quiz game participated by many players from all over the country;

•	DrumMania, a drum simulation game; and

•	BASEBALL HEROES, an online baseball game that allows multiple players to participate by using professional baseball players’ cards.

Video Game Machines—Production

Our video game machines for amusement arcades designed for both the Japanese and the overseas markets are developed in Kobe and Tokyo. As for production, Konami Manufacturing and Service, Inc., a wholly owned subsidiary, produces our amusement arcade games designed for the Japanese market.

Video Game Machines—Marketing, Sales and Distribution

Konami Digital Entertainment Co., Ltd. markets and sells our video game machines for amusement arcades, and Konami Manufacturing & Service, Inc. handles our distribution business. As a result, we believe we have become able to provide more efficient services in our distribution activities. In overseas markets, our foreign sales subsidiaries are responsible for marketing, sales and distribution of our video game machines for amusement arcades.

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, as of fiscal 2007, sales of token-operated game machines amounted to ¥48.5 billion, comprising approximately 23% of the ¥210.2 billion Japanese amusement arcade game market. Also, as indicated in the following table, revenues from amusement arcade operations and revenues from the operation of token-operated game machines increased every year from 2002 through 2007. We believe that the sale of medium- and large-sized token-operated game machines, which provide the type of entertainment that cannot be replicated on home video game systems, is largely responsible for this trend.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2003	2004	2005	2006	2007
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥27.1	¥37.4	¥37.0	¥46.0	¥48.5
Revenues from amusement arcade operations	605.5	637.7	649.2	682.5	702.9
Revenues from token-operated game machines	152.6	163.1	176.2	179.7	199.8
Token-operated game machine revenues as a percentage of amusement arcade revenues	25.2%	25.6%	27.1%	26.3%	28.4%

Source:	“Amusement Industry Survey, Fiscal 2007” (September 2007), Japan Amusement Machinery Manufacturers Association.

Our Amusement Business—Overview of Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our popular token-operated game machines, SPINFEVER and GRANDCROSS, accounted for a substantial majority of our net revenues of token-operated game machines in fiscal 2008. SPINFEVER is a medium-size pusher machine which is equipped with a new lottery mechanism incorporating pinball elements in which players can play thrilling high-speed bonus games, and can be used in conjunction with “e-AMUSEMENT” to see nationwide rankings of monthly token acquisition and choose desired background music during play. GRANDCROSS is a large-scale token-operated pusher-machine game, enabling 32 users to play together simultaneously, and provides an innovative fusion of token-pushing games and BINGO, presenting the orchestration of lights, sounds, and pictures.

Medium- and large-sized game machines, which attract older children and adults, are supplied mainly to amusement arcades. In addition to SPINFEVER and GRANDCROSS, our principal machines include ETERNAL NIGHTS, a new sensory experience adventure game simulation RPG, and the GI-HORSEPARK series, large-scale horse race games in which users can bet tokens and play racing games or training games. We also sell small-sized token-operated game machines, including games such as TwinkleDrop and PanicPirates. In this way, we are advancing a full lineup of various types of token games.

Token Operated Game Machines—Production

Our domestic token-operated game machines are developed in our production facilities in Kanagawa, Japan. As for production, Konami Manufacturing and Service, Inc. produces the domestic token-operated game machines.

Token Operated Game Machines—Marketing, Sales and Distribution

While Konami Digital Entertainment Co., Ltd. market and sell our token-operated game machines, Konami Manufacturing & Service, Inc. is in charge of distribution.

Online Business

Online Business Overview

Growth of broadband, online games and mobile phones as a platform

Internet technology for high speed broadband enables customers to have a more enhanced and interactive online experience. Going forward, we expect the spread of broadband services and continued competition among broadband providers to lead to further growth in the market for online games. With the rapid spread of broadband infrastructure, many game console manufacturers and video game software publishers are entering the online game business. For example, Sony Computer Entertainment started a broadband online service for PlayStation 2 in the spring of 2002 through which users can play games online and download software as well as enjoy broadband contents such as movies and music at home. In August 2002, Sony Computer Entertainment America Inc. started selling online adaptors and software for PlayStation 2 in the U.S., and in the fall of 2006, started a download service through its network in conjunction with the release of PlayStation 3. In the fall of 2002, Nintendo started an online service for GameCube in Japan and the U.S., and in conjunction with the release of Wii at the end of 2006, started a “virtual console” service in which users can download and play previously released game software for old models, and in March 2008, launched the “WiiWare” service, in which users can download new game software not available in stores. Microsoft started an online service for Xbox called “Xbox Live” in November 2002 in the U.S. and in January 2003 in Japan, and the service has been continued for Xbox 360, which was released in 2005. Now all portable game consoles and stationary game consoles have built-in network functions. Consequently, we are expanding further our range of online services. Some of our competitors have already started operating web sites where players can download a game and play it on the Internet. We expect that with the spread of broadband and faster services, investment into and interest in online games will expand significantly.

We also expect mobile phones to become a new platform for home video game software. In Japan, mobile phones are not just phones, but wireless Internet handsets loaded with digital cameras and multi-media processors. As of February 2008, the number of mobile phone subscriptions exceeded 1.01 million, and due to the prevalence of flat-rate plans offered by communication carriers, as well as advancements in mobile phone handset functions, the shift to content-rich media has expanded. Although usage rates for personal computers and the Internet is higher in the U.S. than in Japan, comparatively more people access the Internet via mobile phones in Japan and mobile phones are increasingly becoming a popular way to access the Internet.

Companies such as NTT DoCoMo, Inc. (DoCoMo) have developed a cutting-edge third-generation mobile phone technology enabling 24-hour access to the Internet at low cost from mobile phones for Japanese subscribers. One of the most popular services, i-mode, has been developed by DoCoMo and enables subscribers to view specified websites and to receive e-mails from mobile phones. In addition to accessing the Internet and e-mails, i-mode provides access to financial information (including share prices and net banking), travel information, news and entertainment information. Additional contents such as games are usually provided for an additional subscription of ¥100 to ¥300 per month. Other online mobile phone services, such as Softbank Mobile’s Yahoo! Keitai and Ezweb by KDDI (au), provide similar functions. These third-generation services not only enable efficient access to e-mails, faster viewing for websites and e-commerce application, but also provide necessary speed and volume to support innovative multimedia applications such as more enhanced online games, downloading of music and video images.

Our Online Business

We develop, publish, distribute and sell software for home video game systems, personal computers, mobile phones and online networks. We plan to actively enter the mobile phone and online game software business in light of the recent growth of the online and mobile phone game markets, and we believe there may be new opportunities for profits with our software titles.

In October 2001, we established Konami Mobile Online, Inc. as our principal subsidiary developing games for mobile phones. In September 2003, we renamed it Konami Online, Inc. and added online game business to its existing businesses to manage online game infrastructures. Konami Online, Inc. later merged into Konami Corporation in April 2005. In the same month, Konami Corporation accepted new third-party shares issued by HUDSON SOFT CO., Ltd. and made it a consolidated subsidiary. Konami Digital Entertainment Co., Ltd. was established to take over our digital entertainment business and, starting from March 31, 2006, develop our online business for the purpose of synergetic effects between the Computer and Video Games Software and Card Games businesses. We develop and distribute various contents for all domestic mobile network services, including i-mode, Yahoo! Keitai and Ezweb. In 2003, we started distribution of various game contents in North America, Europe and Asia. In Japan, we provide a download service for ringer melodies and wallpapers for mobile phones. Most of our games for mobile phones are mobile phone versions of our popular home video game software. Depending on the type of service, the subscription fee for users is ¥70 to ¥300 per month.

Prior to fiscal 2007, we hosted online functionalities for our console games with online capability on our internal servers mainly for PlayStation 2. As the online capability of PlayStation 2 was rather limited, our video game software with online functionality was designed so that playing games on the console was the major premise, and the online usage rate was relatively low at that time. However, since PlayStation 3, which provides easier Internet access to users, led to significant improvements in the quality of the online component, from fiscal 2008 we have produced and sold video game software for PlayStation 3 which emphasizes the online services. Accordingly, the rate of online usage in fiscal 2008 increased substantially compared to fiscal 2007.

Health & Fitness Segment

Our Health & Fitness segment is comprised of the operation of fitness clubs and the design, manufacture and sales of fitness machines and fitness-related products.

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥88,459 million in fiscal 2007 and ¥86,544 million in fiscal 2008, a decrease of ¥1,915 million.

Fitness club business

Industry Overview

According to “Club Business Trends in Japan, 2007” a report available at Fitness Online, private fitness club revenues in Japan have increased from ¥367.5 billion in 2003 to ¥422 billion in 2007, a trend that shows the industry has been growing. Over the same period, the number of private fitness clubs has grown from 1,901 in 2003 to 3,040 in 2007, and especially in 2007, with 512 newly opened clubs, the growth rate for private fitness clubs reached 20%. This has led to diversification of the industry, as evidenced by an increase in small-scale circuit-training gyms. In addition, fitness club memberships have increased from 3.67 million in 2003 to 4.1 million in 2007. Also, the year 2007 marked the highest average consumer spending per person among fitness club members, as a result of a growing trend that has been continuing since 2001, after a period between 1996 and 2000 with a downward trend. With increasing demands of middle-aged and senior users based on higher health-consciousness, we believe private fitness club revenues in Japan from membership fees and other means are on the rise, and prospects for short- and long-term profits are hopeful.

Growing health consciousness among an aging society has led to an expanding market in the fitness club business. From a demand perspective, while the participation of our former target clientele of 20 to mid-30-year-old men and women is declining, the participation of 50-year-old and over men and women in the middle-aged and senior categories are increasing. Broken down in terms of participation by men vs. women, participation by women is high as always, but in recent years, there has been a marked increase in participation by 50-year-old and over men.

On the other hand, from the supply-side point of view, each company has continued a certain pace of new store openings while maintaining its current locations in anticipation of growth in demand. We have also diversified our fitness club facilities to suit the tastes of customers, and our facility types range from large-scale comprehensive facilities to convenience-type small-scale facilities. As a result, while the market has grown, on the whole the supply of facilities has outstripped demand, and the number of members per facility has been on a declining trend since the latter half of 2006 as reported in “Club Business Trends in Japan, 2007”.

We believe that attracting customers to fitness clubs will be attributed to population aging; an increase in leisure time, disease rates, personal share of medical expenses, and health-consciousness; implementation of health-promoting policies at the national and local levels; and an increasing number of fitness clubs and improvements in quality. Other factors that are taken into account when selecting fitness clubs include the distance from home, programs, quality of facilities and price. We believe that interest in fitness clubs has heightened due to the efforts of club owners to renew facilities, reduce membership fees, offer more diverse membership options, extend club hours, increase group exercise programs such as aerobics and jazzercise, and enhance marketing and sales activities. We also believe that fitness clubs provide a more convenient venue for exercise than outdoor activities, particularly in densely populated metropolitan areas.

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

We believe that we had approximately 29% of the Japanese fitness club market, as measured by revenues, for fiscal 2007 based on the Nikkei Marketing Journal’s article published on November 7, 2007. We have several other competitors in an otherwise fragmented market but, as noted above, the industry is undergoing consolidation which may result in the creation of additional significant competitors.

Our Fitness club Business

Through our acquisition of a majority of the outstanding common stock of PEOPLE CO., LTD. in February 2001, which we renamed Konami Sports Corporation, we have become the leading operator of health and fitness clubs in Japan in terms of revenues, members and total number of facilities. Since our acquisition of PEOPLE CO., LTD., we have grown our fitness club business primarily through acquisitions of other fitness clubs. We increased our presence in this market even further through the acquisition in February 2002 of a majority of the shares of the Daiei Olympic Sports Club, Inc., one of the major fitness club operators in Japan in terms of revenues, which was subsequently taken over by Konami Sports Corporation in October 2002. These acquisitions were part of our strategy to diversify our revenue base. Fitness club revenues tend to be more stable than revenues in other segments, which can fluctuate widely depending on the release of hit products. Fitness clubs also tend to have a more diverse consumer base across both gender and age. Finally, we expect that our fitness clubs will provide demand for our fitness machine business.

The environment surrounding the fitness club business has changed significantly due to the rapid aging of Japanese population. This change has included a shift in fitness needs toward senior members of the society. In fiscal year 2005, in response to this change in the operating environment, we restructured the management team of our fitness club business in an attempt to fundamentally change our fitness club business model and business plan. Under our current management policy, we have shifted our strategic focus from simply expanding the number of fitness clubs to critically assessing and managing profits of individual clubs. As a result, we now believe it is possible to close unprofitable clubs in a much shorter time frame than before.

As of March 31, 2008, we directly owned and operated a nationwide network of 209 fitness clubs and operated an additional 110 sports facilities outsourced to us. The directly owned clubs collectively served approximately 990,000 members as of March 31, 2008. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We also act as a nationwide agent of health and fitness programs for the Japan area, acquiring licenses for programs having worldwide popularity, and supply these programs to other fitness clubs as well. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations and publishing a magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to grow our business profitably. While Japan’s population is growing very slowly, is aging rapidly, and is projected to begin contracting in the future, the percentage of the population that are members of fitness clubs is significantly lower in Japan than it is in the United States. First, we plan to carefully continue opening of new fitness club facilities focusing on their profitability in a short to medium term, while critically assessing the profitability of existing facilities. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to differentiate us from our competitors by introducing fitness machines that include differentiated features and by expanding our business into value-added services that can meet the evolving needs of consumers such as cafeterias. In September 2007, we set up a booth at the 34th International Home Care & Rehabilitation Exhibition H.C.R 2007 to introduce our original equipment, programs and services developed in response to an ageing society.

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

Our Health & Fitness segment develops fitness machines for home use by our consumers and fitness equipment for serious exercise for use principally in our Konami Sports fitness clubs. In fiscal 2006, we completed a full lineup of our fitness machines, such as the “EZ series”, and these machines are now in our Konami Sports fitness clubs. We also have several new machines in various stages of development. In addition, since COMBI WELLNESS Corporation became a wholly-owned subsidiary in May 2006, our product portfolio has been expanded, including “Aerobike,” our principal product in this business.

Further, in fiscal 2005, we introduced Refreshment bike, the home-used fitness machine which incorporates the emission features of highly-concentrated oxygen and negative ions, Kenshin Keikaku 2, the software which displays and manages the exercise data saved in e-walkeylife 2, the multifunctional pedometer, Flavangenol Up 50 and Flvangenol MSM Plus, our original supplements.

In fiscal 2006, we introduced Forced Rep Upper Body, the business-use fitness machine which can automatically control the burden on a body and enables training tailored to each user through six modes and Body Scan, the highly accurate body scale connectable to the network. Also, EXERDIET and Konami Sports Club BLACKCURRANT, our original supplements were released.

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

In fiscal 2008, we announced our business and academic collaborations with Kagawa Education Institute of Nutrition and Osaka Electro-Communication University, and became involved in the training of instructors who are able to provide guidance in exercise and nutrition, the joint development of an effective health program to maintain both exercise and a nutritious diet, the training of staff who can act to maintain and control health, and the development of effective and practical health apparatuses. In addition, we have also begun sales of an original supplement for health and beauty called “Cristal Ottimo” and it is available at pharmacies, drugstores and Konami fitness clubs nationwide.

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

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we are making efforts to provide an ever higher quality of service through the “digitization of health control” and the “enhancement of programs”. We have expanded the introduction of “e-Egzas”, an IT health control system in which individual exercise histories and data for the enhancement of health are maintained, and continued the promotion of various programs such as “6 WEEKS”, a countermeasure program for lifestyle-related diseases and “BIOMETRICS”, a diet program. We provide three services at Konami Sports Club: Egzas, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting a broad range of age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 87.3% of the total operating income of our Health & Fitness segment in fiscal 2008.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of the relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. As of the end of March 2007, we had 104 facilities, to which we added eight facilities including Spark Ayukawa (Ibaraki) and Wing Arena Kariya (Aichi) in fiscal 2008, and using our expertise and experience in the operation of public facilities, we made active efforts to enhance the health of community members. Our operating income generated from operation of facilities by contract accounted for 6.7% of total income of our Health & Fitness segment for the fiscal 2008. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, in December 2007, we conducted a tour to the JAL Honolulu Marathon held as a part of the Hawaii Project that we promote, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 6.0% of total income of our Health & Fitness segment for the fiscal 2008.

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

The Fitness Product business

Industry Overview—Consumer Trends

We believe that the domestic market for fitness equipment has potential for growth due to a number of demographic and market trends that we expect will continue, including:

•	growing consumer awareness of positive benefits of good nutrition and fitness;

•	expanding media attention on health and fitness;

•	an aging population that is maintaining a more active lifestyle;

•	continued attention to appearance and weight by consumers;

•	expansion of the market for sophisticated high-quality fitness equipment due to consumers’ continued demand for higher levels of efficiency in their workout regimes, and

•

the growing need for easy programs and health control machines which can be used at the fitness club or at home, to respond to the tendency for consumers to demand quick, easily obtainable results within a short period of time.

Our Fitness Product Business

Our fitness equipment business is primarily comprised of procurement and sales, manufacturing and marketing of fitness equipment and related products. We believe that we can create fitness machines which meet customer needs and provide convenience to provide healthy and enjoyable training as well as enabling the management of one’s exercise history by using the e-XAX IT healthy management system, leveraging our know-how gained through development of entertainment software and hardware as well as operation and management systems networked with such software and hardware. Such machines will further stimulate the desires of consumers thinking about joining fitness clubs, and through the exercise history and being able to see the results of their exercise, will maintain the motivation of current members. This will result in benefits for our fitness club business.

We also expanded into the home fitness equipment market, by leveraging the product development know-how of COMBI WELLNESS Corporation, which became a wholly-owned subsidiary in May 2006. In particular, we plan to grow our operations by developing high quality, branded fitness equipment that better meets the needs of our customers and retailers.

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

Supplements

We have developed original supplements such as FLAVANGENOL, which is high in polyphenol and helps improve blood flow and burn off body fat, Konami Sports Club BLACKCURRANT, which is high in anthocyanin and controls active enzymes, and EXERDIET, which helps to burn off body fat efficiently during workouts. We also introduced a service called “Supplement Member”, a delivery service of popular supplements for our club members to their home addresses. In addition, since January 2007, we have commenced the nationwide sales at Konami Sports Club and Seven Eleven of AROMA@FITNESS, a healthcare product from which customers can easily enjoy aromatic effects by sticking the product inside their clothing. In February 2008, we began sales of a supplement drink for beauty and health called “Cristal Ottimo”.

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

Gaming & System Segment

Our Gaming & System segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Net revenues generated by our Gaming business, before elimination of intersegment revenues, amounted to approximately ¥16,744 million in fiscal 2007 and approximately ¥18,471 million in fiscal 2008, an increase of approximately ¥1,727 million, or 10.3%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America.

Gaming Industry Overview

Global Gaming Industry

The North American market is the world’s largest gaming market, followed by the Oceanian markets. Other major gaming markets include South America, Africa, Europe and Asia. The North American gaming market has been growing every year, with the number of major players in this market growing significantly.

Gaming in the United States

The gaming industry in the United States has generally experienced substantial growth in the last decade. Prior to 1979, gaming was limited to Nevada. In 1979, gaming was legalized in New Jersey. Between 1979 and 1988, gaming activities by various Native American tribes developed, leading to the enactment of the federal Indian Gaming Regulatory Act. The growth of Native American gaming served as a catalyst for certain jurisdictions to consider non-Native American gaming because of its potential as a source of government revenue. Since 1989, various forms of gaming have been legalized in numerous states including but not limited to Colorado, Illinois, Indiana, Iowa, Louisiana, Michigan, Mississippi, Missouri and Pennsylvania. In addition, gaming facilities operate at casino hotels, river boat casinos and on cruise ships sailing out of numerous ports in and around the United States. Several other states have approved or are considering approval of some form of gaming.

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

Our Gaming Business

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. Our casino management system product enables simultaneous accounting, marketing management, customer management and security enhancement by connecting all of the gaming machines to a casino in a unified management system. Due to the acquisition of Paradigm Gaming Systems, Inc., we are further expanding our opportunities in the gaming machine market in North America and are steadily expanding our client list. We have received licenses to manufacture and/or sell gaming machines in almost all of the major states and provinces in North America and Canada that permit gaming. For example, we acquired licenses from New Jersey in 2004, Oklahoma and Alberta, Canada in 2005, and Pennsylvania and Florida in 2006, and Rhode Island in 2007. In October 2005, we entered into an agreement for a large-scale installation of the Casino Management System in Quebec, Canada which commenced implementation in 2006 and was completed in 2007. In November 2007, we participated in the Global Gaming Expo to introduce casino management systems and our first five-reel mechanical slot machines, Advantage 5, to demonstrate the expanded scope of our products.

We originally started our Gaming & System segment with sales of video slot machines in Australia and later introduced our video slot machine products into the North American market. We are currently focused on the development of new models, including mechanical slot machines, to secure revenues generated in the North American market, where the market share of mechanical slot machines accounted for 56% of the entire market, according to the latest data from the State Gaming Commissions, and a substantial portion of the demand for gaming machines is attributed to mechanical slot machines.

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

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, markets gaming machines with a focus on our main K2V series product a new platform which was released in 2006, as well as our ES series product. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have gained a stable position in the Australian market as one of the other main gaming machine sellers and manufacturers. We believe the Australian gaming market is mature and has been leveling off, due in part to the tax system revision, smoking bans, and regulations limiting the maximum number of gaming machines allowed in each state, and we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market. We intend to continue to try to expand our business to overseas markets.

In contrast to Australia, we believe demand for gaming machines in North America has been increasing. Also, following acquisition of a license in New Jersey, one of the largest gaming markets in North America, in August 2004, we have acquired additional licenses, mainly in Oklahoma, New Mexico, Pennsylvania and Alberta in Canada. We have built a new gaming machine facility in Las Vegas which commenced operations in June 2005, and which has significantly increased our production capacity to meet increasing demand in each market.

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

Pachinko and Pachinko Slot

Pachinko—Overview of Merchandise

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

Market Environment

The number of pachinko and pachinko slot outlets in Japan has decreased in the last few years. According to statistics released by the National Policy Agency on April 2008, the number of nationwide pachinko outlets has decreased by 1,089, or 7.4%, to 13,585 at the end of 2007 compared to the previous year. The number of pachinko machines per outlet was 337.9, an increase of 0.4% from the previous year.

Pachinko Slot—Overview of Merchandise

The pachinko slot machine is a slot machine found mainly in pachinko outlets, and its official name is “Kaidoushiki Yugiki”. It is an entertainment machine which is as popular among the Japanese people as traditional pachinko. Players purchase tokens which they put into pachinko slot machines and then must press buttons to stop each spinning reel, and acquire tokens by matching patterns. In recent years, there has been widespread growth in pachinko slot machines with LCD panels, as the display of effects on the screen while playing pachinko slot has made the experience more enjoyable.

Our Pachinko Slot Operations

We conduct a wide range of operations, ranging from planning and production to the manufacture and sales of pachinko slot machines. The life cycle of a pachinko slot machine can span from a few months to over a year.

Like pachinko machines, pachinko slot machines must be inspected by the Security Electronics and Communications Technology Association. Since changes may need to be made to the software or hardware following the inspection procedure, the release of new pachinko slot machines may at times be delayed.

Last fiscal year, we released four different pachinko slot titles. In the future, we plan to expand our market share by utilizing our experience in game development and the various rights to content held by our company to create new types of pachinko slot machines with high entertainment value.

Marketing and Sales

We sell our pachinko slot machines through two different methods. The first is to sell our pachinko slot machines to pachinko halls and pachinko slot halls directly, and the other is to sell through well-connected third parties (agencies). At present, we have contracts with over 25 agencies, and we will continue to maintain a strong alliance system to expand sales.

Market Environment

Please see the information provided under Pachinko—Market Environment above.

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

•	We have obtained licenses from film makers, comics publishers and animation companies, including Nihon Ad Systems Inc., Shueisha, Kodansha and Shogakukan Production Co., Ltd.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2006, 2007 and 2008:

Year Ended March 31, 2006	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment (1)	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Property and equipment, net	¥39,888	¥1,815	¥454	¥295	¥42,452	—	¥42,452

Year Ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment (1)	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	¥205,831	¥40,346	¥28,860	¥7,249	¥282,286	¥(30,152)	¥252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Property and equipment, net	¥51,081	¥1,739	¥137	¥337	¥53,294	—	¥53,294

Year Ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment (1)	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Property and equipment, net	¥64,075	¥2,170	¥147	¥298	¥66,690	—	¥66,690

Year Ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Thousands of U.S. Dollars)
Net revenues:
Customers	$2,200,439	$340,723	$355,215	$72,003	$2,968,380	—	$2,968,380
Intersegment (1)	211,069	47,929	439	6,568	266,005	$(266,005)	—

Total	2,411,508	388,652	355,654	78,571	3,234,385	(266,005)	2,968,380
Operating expenses	$2,112,416	$374,609	$337,459	$72,901	$2,897,385	$(266,753)	$2,630,632

Operating income (loss)	$299,092	$14,043	$18,195	$5,670	$337,000	$748	$337,748

Property and equipment, net	$639,535	$21,659	$1,467	$2,974	$665,635	—	$665,635

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

One of our principal strategies is to significantly increase our overseas revenues in absolute terms and as a percentage of our overall revenues.

Our present overseas activities consist principally of sales of video game software, amusement arcade games, card game products and gaming machines and revenues from charges on mobile games.

In fiscal 2007, our net revenues increased ¥1,409 million in the United States and ¥3,656 million in Europe, respectively, resulting mainly from an increase in sales of gaming machines and casino management system in the United States. In Europe, the increase was due mainly to an increase in strong sales of the Winning Eleven (Pro Evolution Soccer) series of video game software.

In fiscal 2008, our net revenues increased ¥2,188 million in the United States and ¥3,688 million in Europe, respectively, resulting mainly from the strong sales of gaming machines and the Dance Dance Revolution series of video game software in North America and Pro Evolution Soccer series of video game software in Europe.

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

We are committed to build our market share in China by localizing our popular products for the Chinese market. Additionally, in Korea, we released the PC online-game version of the WORLD SOCCER Winning Eleven series in March 2006, following the release of the online-game version of Yu-Gi-Oh. We plan to start full operation in other Internet-developed countries in Asia.

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

Digital Entertainment

Game software such as Winning Eleven 10 and Pro Evolution Soccer and METAL GEAR SOLID 4 GUNS OF THE PATRIOTS.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games such as Drum Mania, medium- and large-sized token-operated games such as GI series and GRANDCROSS and amusement software compatible with e-AMUSEMENT.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Health & Fitness

Fitness machines such as EZ series and AEROBIKE , nursing care machines such as “Massugu Sesuji” and supplements such as AROMA@FITNESS.

Programs such as 6 WEEKS and IT health management system such as e-XAX.

Gaming & System	Gaming machines, software and casino management systems for North America and Australia.

Year Ended March 31, 2008
Segment	Focus of R&D Activity

Digital Entertainment

Game software such as Winning Eleven 2008 and Pro Evolution Soccer 2008 and METAL GEAR SOLID 4 GUNS OF THE PATRIOTS.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games such as Drum Mania, medium- and large-sized token-operated games such as GI series and GRANDCROSS and amusement software compatible with e-AMUSEMENT.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Health & Fitness

Fitness machines such as EZ series and AEROBIKE, nursing care machines such as Motorcise and supplements such as Collagen Cristal Ottimo.

Programs such as 6 WEEKS and IT health management system such as e-XAX.

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

Our competitors and potential competitors in the video game software industry include the following:

•

Other Japanese publishers of video game software, including Capcom Co. Ltd., Square Enix Co., Ltd., Namco Bandai Games Inc., and Sega Sammy., as well as overseas publishers such as Acclaim Entertainment, Inc., Activision Blizzard, Inc., Eidos PLC, Electronic Arts Inc., Infogrames SA, Take-Two Interactive Software, Inc., and THQ Inc.

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

Our most significant competitors in the market for card game products and toy & hobby products are mainly toy makers, such as Namco Bandai. We believe that the most significant competitive factor in the market for card game products and toy & hobby products is the ability to timely develop popular products based on appealing characters and themes. In addition, there have been business reorganizations such as consolidation of the operations of Takara Co., Ltd. and Tomy Co., Ltd. in March 2006 and their establishment of Takara Tomy Co., Ltd.

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

The market for software for LCDs for pachinko machines in Japan is relatively stable, with manufacturers of pachinko machines having close relationships with particular producers of such software. We believe that we have benefited from our ability to provide software with strong entertainment value rather than speculation-oriented software. Competitors that produce entertainment-oriented software may pose a threat to us. We believe that our strong relationships with pachinko machine manufacturers and our reputation for making reliable, appealing products give us a competitive advantage in the market for software for LCDs for pachinko machines. The market for pachinko slot machines is intensely competitive among several major makers, such as Sega Sammy Holdings Inc., Aruze Corp. and Sankyo Co., Ltd. The principal method of competition in the market for software for LCDs for pachinko machines and pachinko slot machines is new product development.

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

Intellectual Property

As of March 31, 2008, we had approximately 3,866 trademarks, 1,395 patents, four registrations of utility models and 155 registered designs (excluding applications pending) in Japan and we also had approximately 4,961 trademarks, 1,593 patents and 343 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, fitness machines, nursing care machines, nursing prevention care machines, LCDs for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

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

In Europe, Pan European Game Information, an age rating system applied in 29 countries (primarily those in the EU), conducts voluntary age rating inspections using standards developed by the Interactive Software Federation of Europe, a Europe-based industry group. Furthermore, in Germany, the Unterhaltungs Software Selbstkontrolle (USK) conducts morals inspections pursuant to the country’s Minor Protection Law.

Pachinko Machines (Pachinko, Pachinko Slot)

Standards for pachinko and pachinko slot machines are regulated under the Law Regulating Adult Entertainment in Japan. The Security Electronics Communication Technology Association is the only entity authorized to test new models of pachinko and pachinko slot machines and determine whether such models meet certain specified technical criteria. Those who expect to produce new models are first required to pass such model test and then to obtain verification that such model complies with applicable standards from the prefectural Public Safety Commission in the prefecture in which such models would be distributed and operated.

Property

The following table sets forth information, as of March 31, 2008, with respect to our principal establishments:

Establishment	Location	Segment	Uses	Book Value of Machinery and Equipment		Land Space	Floor Space	Tenure
				(millions of yen)		(square meters)

Holding Company	Minato-ku, Tokyo	Holding Company	Administrative		¥388	—	1,655	Leased

Konami Digital Entertainment	Minato-ku, Tokyo	Digital Entertainment	Production, Sales, Administrative		¥2,773	—	26,985	Leased

Konami Digital Entertainment Kobe Office	Nishi-ku, Kobe	Digital Entertainment	Production, Manufacturing, Administrative	¥	*	—	11,742	Owned

Konami Digital Entertainment Zama Office	Zama, Kanagawa	Digital Entertainment	Production, Manufacturing, Administrative	¥	*	41,932	3,336	Owned

Konami Gaming, Inc., Japan Branch	Zama, Kanagawa	Gaming & System	Production, Manufacturing, Administrative	¥	*	—	1,395	Owned

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 209 locations	Health & Fitness	Fitness club		¥3,559	8,733	696,352	Some owned and some leased

Konami Real Estate, Inc.	Chuo-ku, Tokyo and other	Other	Home Leasing		¥—	714	1,409	Owned

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Other	Training Facility		¥227	493,095	14,612	Owned

Konami Real Estate, Inc.	Shinagawa-ku, Tokyo and other	Other	Office Leasing	¥	*	—	117,974	Owned

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Digital Entertainment	Sales, Administrative		¥485	—	7,433	leased

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Digital Entertainment	Sales, Administrative		¥116	—	4,582	Leased

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming & System	Production and sales of gaming machines		¥712	—	10,605	Leased

Konami Australia Pty Ltd.	New South Wales, Australia	Gaming & System	Production and sales of gaming machines		¥211	—	7,753	Leased

*	Konami Digital Entertainment Japan manages and controls Machinery and Equipment.

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2008. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)	Shares held by us, directly or indirectly (%)	Principal business	Establishment date

In Japan

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo	¥26,000	100

Plan, production, manufacture and sales video game software, toys, card games, video games for amusement facilities, online games, content for mobile phones, music and video package products, books and magazines.

					March 2006

KPE, Inc.	Zama City, Kanagawa	¥1,000	100	Sales of pachinko LCDs Plan, production, manufacture and sales of pachinko slot machines	June 1997

Konami Sports & Life Co., Ltd.	Minato-ku, Tokyo	¥11,000	100	Operation of fitness clubs and sales of fitness equipment	March 1973

Konami Real Estate, Inc.	Minato-ku, Tokyo	¥10,000	100	Real estate management	December 1987

The Club At Yebisu Garden Co., Ltd.	Meguro-ku, Tokyo	¥200	70	Operation of fitness clubs	January 1994

HUDSON SOFT CO., LTD.	Toyohira-ku, Sapporo City, Hokkaido	¥5,064	54	Development of video game, mobile and online game software	May 1973

Internet Revolution, Inc.	Minato-ku, Tokyo	¥1,250	70	Operation of portal site	February 2006

Resort Solution Co., Ltd. (1)	Shinjuku-ku, Tokyo	¥3,948	20	Operation of golf courses, hotels and resorts	February 1931

Sportsplex Japan Co., Ltd.	Minato-ku, Tokyo	¥710	92	Operation of fitness clubs	April 2000

Five other companies to be confirmed

Name	Registered office	Issued share capital (in millions)		Shares held by us, directly or indirectly (%)	Principal business	Establishment date

Overseas

Konami Digital Entertainment, Inc.	El Segundo, U.S.A.	U.S.$	21.5	100	Sales of video game software, toys and hobby products and production and sale of amusement games	November 1982

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	U.S.$	25.0	100	Production and sales of gaming machines	February 1997

Konami Corporation of America	Delaware, U.S.A.	U.S.$	35.5	100	Holding company	October 1996

Hudson Entertainment, Inc.	San Mateo, California, U.S.A.	U.S.$	1.0	54	Production of network contents	October 2003

Konami Digital Entertainment of Europe B.V.	Amsterdam, Netherlands		€9.0	100	Holding company, production and sale of toys and hobby products	November 1997

Konami Digital Entertainment GmbH	Frankfurt am Main, Germany		€5.1	100	Sales of video game software	December 1984

Konami Digital Entertainment Limited	Queen’s Road Central, Hong Kong, China	HK$	19.5	100	Sales of video game software and amusement arcade games and sales of toys and hobby products	September 1994

Konami Software Shanghai, Inc.	Xi Zang Zhong Road, Shanghai, China	U.S.$	2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$	3.0	100	Production and sales of gaming machines	November 1996

Two other companies to be confirmed

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2008 and which remain unresolved as of the date of the filing of this Annual Report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2008 herein refers to the fiscal year ended March 31, 2008, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment products, health products and services provider. We publish and distribute video game software for use by customers with home and handheld video game systems, principally those manufactured by Sony, Nintendo and Microsoft, and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of fitness clubs in Japan. Furthermore, we produce and market a variety of entertainment and exercise machines and components, including fitness machines, gaming machines and LCDs for pachinko machines. We earn revenues and income and generate cash from sales of these products and services.

Effective the first quarter ended June 30, 2005, we divided our worldwide operations principally into three business segments for financial reporting purposes: Digital Entertainment, Health & Fitness and Gaming & System. The net revenue of these segments, before elimination of intersegment revenues, accounted for 60.2%, 29.1% and 6.2%, respectively, of our total net revenue in fiscal 2008. Our consolidated net revenue for fiscal 2008 was ¥297,402 million.

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

In our business, hardware manufacturers have now released their next-generation computer entertainment systems such as Nintendo Wii, Sony Computer Entertainment PLAYSTATION 3 and Microsoft Xbox 360, and handheld game consoles such as Nintendo DS and the PlayStation Portable have been well received by a broad range of users regardless of age or gender, and the home game market in Japan and abroad has been strong. Moreover, we have also been actively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. For example, in the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe), continue to gain popularity in Japan and Europe and recorded sales of over 8.4 million units worldwide in fiscal 2007 and over 9.4 million units in fiscal 2008. We seek to continue expanding our business by introducing products that were hits in the Japanese market into overseas markets, as well as developing and introducing products that reflect the unique customer preferences and the competitive environment in each market.

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

In our Card Games business, we are aiming to develop and acquire highly recognized characters and contents both produced by us as well as licensed by third parties, in order to expand our product lineup.

In our Online business, we plan to continue providing “intangible” services, taking advantage of the new value made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, including mobile games and PC online games.

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

Previously, our strategy was to develop a large number of titles for various platforms, in order to limit fluctuations in sales. However, due to recent changes in the business environment, such as the spread of online games, and our expansion into overseas markets, we have decided to adopt a new strategy of increasing revenues for each title through streamlining and enhancing the versatility of our content. Accordingly, we are cutting the number of titles through a process of “Selection and Concentration,” which we expect will provide a more consistent stream of revenues from each hit title. We have also decreased the volatility of our net revenues by entering the fitness club business, which we believe provided a more stable base of revenue.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold to 409 licenses in fiscal 2008.

These licenses typically require a guarantee of minimum future royalties. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our royalties expenses. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen an acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to produce higher revenues. For example, our Yu-Gi-Oh! Trading Card Game originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our “media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! Trading Card Game for our Card Games business and as a video game for our Computer & Video Games business.

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

In particular, we have conducted the following transactions:

•

Sale of 23.0% of the common stock of TAKARA Co., LTD. (“Takara”), which Konami had acquired in fiscal 2001 and 2002, in April 2005, for which we realized a gain on sale of ¥6,917 million in the first quarter of fiscal 2006.

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

•	Acquisition of all the shares of COMBI WELLNESS Corporation for a total cash consideration of ¥600 million by Konami in May 2006, through which it became our wholly-owned subsidiary.

•	Acquisition of all the shares of Megacyber Corporation for a total cash consideration of ¥10 million by Konami on October 2, 2006, through which it became our wholly-owned subsidiary.

•

Execution of an acquisition agreement with Blue Label Interactive, Inc. on June 22, 2006, pursuant to which Konami Digital Entertainment, Inc., our US affiliated company, paid total cash consideration of ¥1,099 million.

•	Acquisition of 91.9% of the common stock of Sportsplex Japan Co., Ltd. for a total cash consideration of ¥509 million by Konami on March 6, 2008, through which it became our subsidiary.

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

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of video game software for home and handheld game platforms and personal computers, we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades, the production and distribution of software for mobile phones and online network, as well as the production and sale of books and music of our products. In fiscal 2008, net revenues from the Digital Entertainment segment were ¥178,939 million, accounting for 60.2% of consolidated net revenues before elimination of intersegment revenue.

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

Our net revenue sales from card games and toys are principally affected by our identification and acquisition of rights to characters of popular comic books and TV programs, our ability to produce unique games, the number of children in the population, the timing of market entry, market competition, lifecycle of products and general economic trends. The toy industry in Japan is now faced with such issues as a decline of birthrates, young children’s shift away from toys due to their maturing at a younger age, and an increase in household expenses for children or other amusement purposes. However, the toy industry has not experienced a rapid decline in sales, but has continued a steady growth because of an increase in expense spent per child and a growing demand for toy products for adults along with an ageing society. In response, in order to maintain the balance of our business portfolio and to make our lineup of products more attractive, we strive to diversify products targeted to the Japanese market. For instance, we enhanced our reputation through sales of a series of BUSOU SHINKI to which our original “MMS figures” are applied.

Net revenues from amusement arcade games are affected by market acceptance, the number and size of video arcades in Japan, introduction of hit titles and general economic trends. In addition, our e-Amusement service, which links amusement arcade throughout Japan online, is influenced by market acceptance of network-based interactive games, network stability, which is the backbone of our services, and general economic trends. In addition to creating new games, we believe that we may be able to increase margins and in this business by extending the life cycle of our existing arcade games by continuing to provide stable services after purchases of our machines. We also continue to benefit from sales of token-operated machines in Japan, mainly due to strong sales of “SPINFEVER”, which is a mid-sized pusher game, and “GRANDCROSS”, which is a large-scale token-operated gaming machine. We are proud of being one of the leading companies in the token-operated machine industry in Japan. Because the arcade game industry in Japan continues to be streamlined, the average scale of each amusement arcade is expanding along with a decrease in the number of amusement arcades. Accordingly, large-scale token-operated machines that attract a large number of customers have a tendency to gain popularity within large amusement arcades.

Our online services are affected by market acceptance of network-based interactive games, the number of mobile phone and Internet users, network system stability, which is the backbone of our services, and general economic trends. We make every effort to strengthen stability of our network-based services through such measures as server maintenance and improved stress tests.

We are engaged in publishing books and in the production and sales of music and video software. Such sales are influenced by market acceptance of each media, our ability to select, find and develop attractive contents and general economic trends. The sale of books and magazines in Japan has declined, and the value of audio record shipments has continued to decline. The markets for books, music and video are largely shaped by developments such as an increase in digitalization and in content distribution via the Internet and mobile phones. We are focused on maintaining stable sales of books on strategy for our game software, and are working on improvement of contents through planning and producing game software related music CDs.

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

Our cost of services rendered for mobile phones and personal computers game content consists of expenses incurred in the development of content, maintenance expenses for servers in our online services and service charge collection fees. We capitalize development and production costs and then amortize such costs as cost of services rendered for a period of two to three years or based on the expected length of services.

Costs and expenses related to publishing books and producing music are comprised mainly of costs to produce contents, costs paid for royalties on copyrights and royalties paid. Products in this business mainly use intellectual property rights that were developed in the past. As a result, the research and development costs of our Other business are comparatively low.

Health & Fitness Segment

Net Revenues.    We are the largest fitness club operator in Japan according to Nikkei Marketing Journal’s article published on November 7, 2007. We also design, manufacture and sell fitness and health related products. As of March 31, 2008, we operated 209 fitness clubs that collectively served approximately 980,000 members and provided outsourced services to 110. In addition, in March 2008, we acquired Sportsplex Japan Co., Ltd. and added 13 additional facilities in the Tokyo metropolitan area to increase convenience for our members. Our Health & Fitness segment had ¥86,544 million in net revenues or 29.1% of our total net revenue, before elimination of intersegment revenues, in fiscal 2008.

While the majority of our Health & Fitness revenues come from membership fees, our fitness clubs also collect additional revenues from ancillary sales and services, sales of consumables including meals in our in-club restaurants and nutritional products in our in-club stores, and fees for services such as jazzercise and other fitness classes, massage, fitness counseling, work-out programs, personal trainers and tours for diving, skiing and marathon.

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

Gaming & System Segment

Net Revenues.    In fiscal 2008, net revenues from the Gaming & System segment, before elimination of intersegment revenues, were ¥18,471 million, accounting for 6.2% of consolidated net revenues. The main revenue source for the Gaming & System segment is the sale of video slot machines and software contents in Australia and sales of video and mechanical slot machines, casino management systems and software contents in North America. Revenues for the Gaming & System segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles and general economic trends.

Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Casinos are authorized to operate in more than 130 countries, and the number of countries authorizing casinos has been increasing each year. We believe that the market will continue to grow in 2009.

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

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
NET REVENUES:
Product sales revenue	¥186,875	¥199,620	¥218,306	$2,178,920
Service revenue	75,262	80,659	79,096	789,460

Total net revenues	262,137	280,279	297,402	2,968,380

COSTS AND EXPENSES:
Costs of products sold	112,613	118,806	131,890	1,316,399
Costs of services rendered	72,131	74,700	73,298	731,590
Impairment of long-lived assets	10,533	—	—	—
Impairment of identifiable intangible assets	9,180	—	—	—
Selling, general and administrative	55,199	58,628	58,375	582,643

Total costs and expenses	259,656	252,134	263,563	2,630,632

Operating income	2,481	28,145	33,839	337,748

OTHER INCOME (EXPENSES):
Interest income	716	821	894	8,923
Interest expense	(1,137)	(985)	(1,105)	(11,029)
Gain on sale of shares of affiliated companies	6,917	—	—	—
Other, net	(539)	(414)	(794)	(7,925)

Other income (expenses), net	5,957	(578)	(1,005)	(10,031)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	8,438	27,567	32,834	327,717
INCOME TAXES:
Current	(4,785)	8,298	16,305	162,741
Deferred	(5,485)	2,621	(3,225)	(32,189)

Total	(10,270)	10,919	13,080	130,552

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	18,708	16,648	19,754	197,165

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(4,267)	575	1,589	15,860
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	33	138	180	1,797

NET INCOME	¥23,008	¥16,211	¥18,345	$183,102

Comparison of Fiscal 2008 with Fiscal 2007

Net Revenues

Net revenues increased by ¥17,123 million, or 6.1%, to ¥297,402 million for fiscal 2008 from ¥280,279 million for fiscal 2007. This increase mainly resulted from the increase in net revenues from our Digital Entertainment segment.

Net revenues of our Health & Fitness segment from external customers decreased by ¥2,130 million, or 2.4%, to ¥86,196 million in fiscal 2008. This decrease was due primarily to a decline in membership by 1.1% as compared with the prior year. Please see “Segment Information” later in this section for further discussion.

Net revenues of our Gaming & System segment from external customers increased by ¥1,727 million, or 10.3%, to ¥18,471 million in fiscal 2008. This increase was due primarily to an increase in revenues from sales of casino gaming machines and casino management systems such as the K2V series and Advantage5 series at our U.S. subsidiary, Konami Gaming, Inc.

Net revenues of our Digital Entertainment segment from external customers increased by ¥13,582 million to ¥178,382 million, accounting for 60.0% of the total. In our Computer & Video Games business, the WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe) series continued to gain high popularity in Japan and abroad, resulting in increased sales compared with the previous fiscal year, and with aggregate sales of over 9.43 million units for the entire series. In the Amusement business, MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service, which links amusement arcades online throughout Japan, continuously received favorable reviews and recorded increased sales. Due to solid growth in the net sales of the Card Game business, net revenue of the Digital Entertainment segment as a whole increased.

Net revenues of the Other segment from external customers increased by ¥3,944 million, or 37.9%, to ¥14,353 million in fiscal 2008 due primarily to strong sales of pachinko LCDs and pachinko slot machines.

Cost of Revenues

Cost of revenues increased by ¥11,682 million, or 6.0%, to ¥205,188 million for fiscal 2008, compared to ¥193,506 million for fiscal 2007.

This increase was primarily due to an increase in cost of revenues generated from manufactured goods and products which resulted from an increase in net revenues from our Digital Entertainment segment, and an increase in net revenues of pachinko LCDs, pachinko slot machines and related products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥253 million, or 0.4%, to ¥58,375 million for fiscal 2008 from ¥58,628 million for fiscal 2007, which was approximately the same level as 2007.

Operating Income

As a result of the foregoing, our operating income increased by ¥5,694 million, or 20.2% to ¥33,839 million for fiscal 2008 from ¥28,145 million for fiscal 2007.

As a percentage of net revenues, operating income has increased by 1.4% to 11.4% in fiscal 2008 from 10.0% in fiscal 2007. This increase resulted primarily from a significant increase in operating income generated by the increase in net revenues in the Gaming & System business and Digital Entertainment business, even while income in the Health & Fitness segment declined.

Other Income (Expenses), net

Other income (expenses), net, increased by ¥427 million to expenses of ¥1,005 million for fiscal 2008 from expense of ¥578 million for fiscal 2007, due to an increase of foreign exchange related losses.

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies increased by ¥5,267 million, or 19.1%, to ¥32,834 million for fiscal 2008 from ¥27,567 million for fiscal 2007.

Income Taxes

Income taxes increased by ¥2,161 million to a tax expense of ¥13,080 million for fiscal 2008 from a tax expense of ¥10,919 million for fiscal 2007, due primarily to an increase in taxable income for fiscal 2008. The effective tax rate of 39.8% in fiscal 2008 was 0.2 points higher than the effective rate in fiscal 2007 of 39.6%. The increase in the effective rate is due mainly to the decrease in non-taxable income by 4.1 points from fiscal 2007. The effective tax rate of 39.8% in fiscal 2008, which was lower than the statutory tax rate of 40.9%, was primarily attributable to a 2.4 -point increase for unrecognized tax benefits in fiscal 2008 and a 6.4 -point decrease in valuation allowance due to good operating results of certain subsidiaries in fiscal 2008.

Additional detailed information is described in Note 13 to the accompanying consolidated financial statements.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries increased by ¥1,014 million to income of ¥1,589 million for fiscal 2008 from a income of ¥575 million for fiscal 2007, due primarily to an increase in income at HUDSON SOFT COMPANY, LIMITED.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) of Resort Solution Co., Ltd. was at approximately the same level as fiscal 2007.

Net Income

As a result of the foregoing, our net income increased by ¥2,134 million, or 13.2%, to ¥18,345 million for fiscal 2008 from ¥16,211 million for fiscal 2007.

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

Net revenues of the Digital Entertainment segment from external customers increased by ¥1,176 million to ¥164,800 million, accounting for 58.8% of the total. In our Computer & Video Games business, the WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe) series continued to gain high popularity in Japan and abroad, resulting in increased sales compared with the previous fiscal year, with aggregate sales of over 8 million units over the life of the series since it was originally released. In the Amusement business, MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service, which links amusement arcades online throughout Japan, consistently received favorable reviews and recorded increased sales. While there was a decrease in the net revenue of the Card Games business, net revenue of the Digital Entertainment segment as a whole increased.

Net revenues of Other segments from external customers increased by ¥4,780 million, or 70.6%, to ¥11,555 million in fiscal 2007 due primarily to strong sales of pachinko LCDs and the related products.

Cost of Revenues

Cost of revenues increased by ¥8,762 million, or 4.7%, to ¥193,506 million for fiscal 2007. This primarily resulted from an increase in the cost of revenues generated from manufactured goods, products and services, with the increase of net revenues from our Health & Fitness segment and Gaming & System segment, and to an increase in production expense, due to the start up of a production function at a U.S. subsidiary in our Digital Entertainment segment, to develop products that respond to the characteristics of the market in North America.

Impairment of long-lived assets and goodwill

We recorded no impairment charges of long-lived assets or goodwill for fiscal 2007, which amounted to ¥10,533 million and ¥9,180 million, respectively, for fiscal 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥3,429 million, or 6.2%, to ¥58,628 million for fiscal 2007 from ¥55,199 million for fiscal 2006, due primarily to an increase in selling expenses, the increase in net revenues, an increase in expenses related to obtaining intellectual property of approximately ¥536 million, and an increase in expenses attributable to our moving offices in Tokyo of approximately ¥458 million.

Operating Income

As a result of the foregoing, our operating income increased by ¥25,664 million, or 1,034.4% to ¥28,145 million for fiscal 2007.

As a percentage of net revenues operating income has increased by 9.1% to 10.0% in fiscal 2007 from 0.9% in fiscal 2006. This increase primarily resulted from the impairment charges in our Health & Fitness segment which were recognized in fiscal 2006, while we did not have such charges in fiscal 2007. Excluding the impact of impairment, the Health & Fitness segment significantly increased its operating income by improving its profit structure from directly owned facilities due to “scrapping and building”, which is our effort to periodically close, relocate and reconstruct unprofitable club facilities, and to opening large facilities next to train and subway stations and other attractive locations. Also, our Gaming & System segment increased its operating income due to significant progress in sales.

On the other hand, start-up production activities at a U.S. subsidiary in our Digital Entertainment segment resulted in an increase in operating loss of ¥1,249 million, to ¥3,595 million for fiscal 2007 in North America, which offset an increase of operating income in the Health & Fitness segment and the Gaming & System segment.

Other Income (Expenses), net

Other income (expenses), net, decreased by ¥6,535 million to other expenses of ¥578 million for fiscal 2007 from other income of ¥5,957 million for fiscal 2006, due to a gain on the sale of holding shares of Takara in fiscal 2006.

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies increased by ¥19,129 million, or 226.7%, to ¥27,567 million for fiscal 2007 from ¥8,438 million for fiscal 2006.

Income Taxes

Income taxes increased by ¥21,189 million to a tax expense of ¥10,919 million for fiscal 2007 from a tax benefit of ¥10,270 million for fiscal 2006, due primarily to a reversal of accrued income taxes in fiscal 2006 to reflect the benefit derived from the tax deduction recognized upon completion of the reorganization into a holding company structure, in the amount of ¥17,051 million, investment tax credits in fiscal 2006 which were available until the end of fiscal 2006 and an increase in taxable income for fiscal 2007. Additional detailed information is described in Note 13 to the accompanying consolidated financial statements.

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

The following tables present net revenues, including both customers and intersegment revenues, operating expenses and operating income (loss) for fiscal 2006, 2007 and 2008, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥164,800	¥88,326	¥16,744	¥10,409	¥280,279
Intersegment	244	133	—	(377)	—

Total	165,044	88,459	16,744	10,032	280,279
Operating expenses	134,810	80,937	14,574	21,813	252,134

Operating income (loss)	¥30,234	¥7,522	¥2,170	¥(11,781)	¥28,145

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	577	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,780,437	$860,325	$184,360	$143,258	$2,968,380
Intersegment	5,559	3,473	—	(9,032)	—

Total	1,785,996	863,798	184,360	134,226	2,968,380
Operating expenses	1,433,067	810,969	156,473	230,123	2,630,632

Operating income (loss)	$352,929	$52,829	$27,887	$(95,897)	$337,748

Comparison of Fiscal 2008 with Fiscal 2007

Digital Entertainment segment

Net revenues of our Digital Entertainment segment, before elimination of intersegment revenues, increased by ¥13,895 million, or 8.4%, to ¥178,939 million in fiscal 2008 from ¥165,044 million in fiscal 2007 due primarily to the increase in sales of our Computer & Video Games business and an increase in net revenues from our Amusement business.

In our Computer & Video Games business, we recorded strong sales of the Winning Eleven series for PlayStation 2, PlayStation 3, Xbox 360, PlayStation Portable, Nintendo DS and PC, with total sales of over 9.4 million units worldwide. We also recorded solid sales of the Dance Dance Revolution series in North America, including Dance Dance Revolution Hottest Party (Wii). Therefore, sales of our titles taken as a whole increased to 23.33 million units in fiscal 2008 from 22.50 million in fiscal 2007. With respect to arcade games for our Amusement business, we recorded higher volume of sales of the MAH-JONG FIGHT CLUB series and QUIZ MAGIC ACADEMY series, as well as e-AMUSEMENT products. In addition, revenues from all card games including the Yu-Gi-Oh! Trading Card Game series, increased steadily.

Operating expenses increased by ¥8,769 million, or 6.5%, to ¥143,579 million in fiscal 2008 from ¥134,810 million in fiscal 2007 due primarily to an increase in the cost of sales for video game software and amusement arcade games with an increase in those sales, while selling, general and administrative expenses in fiscal 2008 was approximately the same level as fiscal 2007.

As a result, operating income increased by ¥5,126 million, or 17.0%, to ¥35,360 million in fiscal 2008 from ¥30,234 million in fiscal 2007.

Health & Fitness segment

Net revenues of our Health & Fitness segment, before elimination of intersegment revenues, decreased by ¥1,915 million, or 2.2%, to ¥86,544 million in fiscal 2008 from ¥88,459 million in fiscal 2007. Despite an overall increase in demand, due to factors such as the diversification of health trends and changes in the age composition of people who play sports, the number of competing facilities has also increased, and such industry trends were a major reason for the overall decrease. Although we established sports facilities that were originally outsourced to us at eight new locations, there was a decrease in revenues due to the same negative industry trends affecting our directly owned facilities, leading to a decline in membership although revenue per member stayed about the same as the last fiscal year. We also did not open any new stores during this fiscal year.

Operating expenses increased by ¥314 million, or 0.4%, to ¥81,251 million in fiscal 2008 from ¥80,937 million in fiscal 2007. This increase was due primarily to the fact that reductions to administrative expenses through the consolidation of facilities and streamlining of businesses did not offset the price increases in utility fees and supplies expenses due to the steep rise of the price of oil in recent years, increases in costs due to the rise in rents as well as expenses incurred from ongoing renovations, which place the highest priority on safety.

As a result, we recognized operating income of ¥5,293 million in fiscal 2008, compared to the operating income of ¥7,522 million in fiscal 2007.

Gaming & System segment

Net revenues of our Gaming & System segment increased by ¥1,727million, or 10.3%, to ¥18,471million in fiscal 2008 from ¥16,744 million in fiscal 2007 . This increase was due primarily to an increase in revenues from sales of gaming machines and casino management systems by our U.S. subsidiary, Konami Gaming, Inc. In North America, sales of the K2V video slot platform series and our first five -reel mechanical slot machines, Advantage 5, were in great demand. Demand was also fueled both by the acquisition of new licenses from some jurisdictions and by growth in existing markets. The sales from overseas markets decreased at our Australian subsidiary, Konami Australia Pty Ltd., and in spite of the regulations affecting purchase of gaming products, domestic sales in Australia increased slightly.

Operating expenses increased by ¥1,103 million, or 7.6%, to ¥15,677 million in fiscal 2008 from ¥14,574 million in fiscal 2007. This increase was primarily due to an increase in the costs of sales, and to an increase in administrative expenses and development costs. Compared to the rate of increase in the net revenue, the rate of increase in the costs of sales was kept lower.

As a result, operating income increased by ¥624 million or, 28.8% to ¥2,794 million in fiscal 2008 from ¥2,170 million in fiscal 2007, which mainly reflects the fact that revenues increased.

Comparison of Fiscal 2007 with Fiscal 2006

Digital Entertainment segment

Net revenues of our Digital Entertainment segment, before elimination of intersegment revenues, decreased by ¥232 million, or 0.1%, to ¥165,044 million in fiscal 2007 from ¥165,276 million in fiscal 2006 due primarily to the decrease in net revenues from all card games including the Yu-Gi-Oh! series in Card Games business, which offset the strong sales of business-use game machines for amusement arcades and increased net revenues from online services.

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

Operating expenses increased by ¥3,384 million, or 2.6%, to ¥134,810 million in fiscal 2007 from ¥131,426 million in fiscal 2006 due primarily to increase in production expense, from the starting up of a production function in the North American market to develop products that respond to the characteristics of that market, which resulted in an increase in operating loss by ¥1,249 million to ¥3,595 million for fiscal 2007 in our business in North America.

As a result, operating income decreased by ¥3,616 million, or 10.7%, to ¥30,234 million in fiscal 2007 from ¥33,850 million in fiscal 2006.

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

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors prescribed in SFAS No. 142 “Goodwill and Other Intangible Assets” including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.

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

Valuation of Intangible Assets and Goodwill

Under SFAS No. 142, we are required to perform an annual impairment test of our indefinite-lived intangible assets and goodwill. We also assess the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Some of the factors we consider important which could trigger an impairment review include the following:

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

On March 31, 2007 and 2008, we evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of our reporting units.

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

Based on our review, we recorded a pre-tax impairment charge of ¥10,533 million for our Health & Fitness operation for the year ended March 31, 2006. The impairment charges related to club locations with operating performance that projected a deterioration in expected cash flows in 2008 and beyond or which had anticipated additions during forecasted periods that were found to be additionally impaired. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by us.

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

Revenue Recognition

We derive revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, gaming machines and related casino management systems, and LCDs for pachinko machines; (ii) membership fee revenue from health and fitness club members; and (iii) sales and subscription fee revenue from mobile game contents.

For those sources that do not involve delivery of multiple software or other deliverables, Konami recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No.104, “Revenue Recognition” which requires the basic criteria outlined below to be met:

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

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers, with standard transfer terms. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. These arrangements generally include an acceptance clause. Konami recognizes revenue from product sales upon delivery and acceptance, which is the timing the rights and risks are transferred to the customer. Generally, Konami does not permit exchanges nor accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. Konami maintains detail listings of software titles in distribution channel, closely monitors their movements, and is able to reasonably estimate future credits to be issued for price protection. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges and are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month.

Revenue from mobile game contents is derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to Konami. Konami has a collection risk for accounts receivable except for certain mobile phone carriers. The carriers generally report the final sales data to Konami within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, Konami estimates its revenues based on sales data available from the server in which game contents are housed, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

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

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance. In addition, for its mobile game contents, Konami has a collection risk for its accounts receivable except for certain mobile phone carriers.

Determining whether these criteria have been satisfied involves assumptions and judgments that can have a significant impact on the timing and amount of revenue Konami recognizes in each period.

For those sources that involve multiple software deliverables, Konami evaluates revenue recognition in accordance with SOP 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, determining the following items:

(1)	if and when each element has been delivered,

(2)	whether undelivered elements are essential to the functionality of the delivered elements,

(3)	whether vender-specific objective evidence of fair value (VSOE) exists for undelivered elements, and

(4)	allocation of the total price among the various elements.

Changes to any of these assumptions or judgments, or to the elements in the software arrangements, could have a significant impact on the timing and amount of revenue that Konami recognizes in each period. From the fiscal year ended March 31, 2008, Konami has begun to recognize revenues from package software with online functionality for certain platforms in the Digital Entertainment segment which is hosted on its internal servers as multiple software deliverables in accordance with SOP 97-2, because Konami has determined that the online services in its package game for those platforms became significant deliverables in the overall product offerings. As Konami was not able to establish VSOE of fair value for the online services, revenue from the package products was not able to be allocated among the package game products and online service, and the entire revenue from the sale of the package products was recognized on a straight basis over the estimated online service period during the fiscal year ended March 2008. The service period is estimated to be six months based on historical online usage. According to our internal statistics of online usage for video game software with online capability, the rate of online usage for each online service steadily decreased month after month from the release date, and decreased significantly within six months. Therefore, based on such analysis, we have determined the estimated online service period to be six months. As determining the estimated service period requires judgments, we consistently monitor online usage trends.

Revenues from casino management systems that are a part of the Gaming & System segment are also recognized in accordance with SOP 97-2 as they involve delivery, installation of the system software and maintenance service. As the software is essential to the functionality of the hardware, the delivery of hardware and software is included within the scope of SOP 97-2. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of fair value established by renewal rates.

For those sources that involve multiple deliverables except for software deliverables, Konami applies the recognition criteria under Emerging Issue Task Force (“EITF”) No.00-21. Specifically, deliverables are divided into separate units of accounting if:

(1)	Each item has value to the customer on a stand-alone basis,

(2)	we have objective and reliable evidence of the fair value of the undelivered items, and

(3)	delivery of any undelivered item is considered probable and substantially in our control.

Changes to assumptions or judgments related to the above could have a significant impact on the timing and amount of revenue that Konami recognizes in each period.

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

Accounting Developments

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008, and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 141R will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting standards for noncontrolling interests (previously referred to as minority interests) and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 160 will have on its consolidated financial statements.

Capital Expenditures

Our capital expenditures amounted to ¥14,033 million, ¥9,748 million and ¥13,731 million on an accrual basis during fiscal 2006, 2007 and 2008, respectively. During fiscal 2006, our capital expenditures consisted mainly of acquisition of computer software in the amount of ¥4,365 million, the opening of new fitness clubs in the amount of ¥1,557 million, and tools for product development in the amount of ¥1,808 million. During fiscal 2007, our capital expenditures consisted mainly of opening fitness club facilities in the amount of ¥918 million, acquisition of intangible assets including mainly computer software in the amount of ¥3,131 million, and tools for product development in the amount of ¥1,752 million. In fiscal 2008, our capital expenditure consisted mainly of funds for the improvement of fitness club facilities in the amount of ¥1,378 million, tools for products development in the amount of ¥1,796 million, business office facilities in the amount of ¥1,786 million, and learning center facilities in the amount of ¥4,034 million. We expect our capital expenditures for fiscal 2009 to be approximately ¥11,000 million on an accrual basis, which are planned for the related expenditure of Konami Sports Club’s facility equipment, tools for products development and computer software and facility equipment relating to the Gaming and System segment.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis.

	Fiscal year ended March 31,
	2006	2007	2008	2008
	(millions of yen and thousands of dollars)
Capital expenditure in the consolidated statement of cash flows	¥14,513	¥9,308	¥11,995	$119,723
Effects of timing difference of payments and other	(480)	440	1,736	17,327

Capital expenditure (accrual basis)	¥14,033	¥9,748	¥13,731	$137,050

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

Our principal needs for cash for fiscal 2009 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2006, 2007 and 2008:

	Fiscal year ended March 31,
	2006	2007	2008	2008
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥23,879	¥31,824	¥30,788	$307,296
Net cash used in investing activities	(7,266)	(11,098)	(15,359)	(153,299)
Net cash used in financing activities	(38,330)	(33,212)	(19,818)	(197,804)

Effect of exchange rate changes on cash and cash equivalents	828	1,125	(814)	(8,125)

Net decrease in cash and cash equivalents	(20,889)	(11,361)	(5,203)	(51,932)
Cash and cash equivalents at beginning of year	89,583	68,694	57,333	572,243

Cash and cash equivalents at end of year	¥68,694	¥57,333	¥52,130	$520,311

Comparison of Fiscal 2008 with Fiscal 2007

Net cash provided by operating activities decreased by ¥1,036 million, or 3.3%, to ¥30,788 million in fiscal 2008 from ¥31,824 million in fiscal 2007. Despite the increase in net income and accrued income taxes, this decrease primarily resulted from a decrease in trade notes and accounts payable. However, the related cash activity was kept at approximately the same level compared to fiscal 2007, mainly due to the increased net cash attributable to an increase in revenues from the Digital Entertainment segment, particularly sales of the soccer game series for video game software and the products for amusement arcades.

Net cash used in investing activities increased by ¥4,261 million, or 38.4% to ¥15,359 million in fiscal 2008 from ¥11,098 million in fiscal 2007. This increase was primarily due to the increase in fiscal 2008 in lease deposits from moving office buildings and the increase in capital expenditures compared with fiscal 2007, although there were no business acquisitions compared to the related cash activity in fiscal 2007.

Net cash used in financing activities decreased by ¥13,394 million yen, or 40.3%, to ¥19,818 million for fiscal 2008 from ¥33,212 million in fiscal 2007. This decrease was primarily due to proceeds from the issuance of bonds being offset by payment of short-term borrowings and long term debt compared with fiscal 2007.

Comparison of Fiscal 2007 with Fiscal 2006

Net cash provided by operating activities increased by ¥7,945 million, or 33.3%, to ¥31,824 million in fiscal 2007 from ¥23,879 million in fiscal 2006. This increase was due primary to an increase in net revenues and operating income, even though excluding the effects of the non cash items such as impairment of long-lived tangible and intangible assets in fiscal 2006 and reversal of tax accrual in fiscal 2006. Particularly, the increase in net cash is attributable to an increase in revenues from membership fees and program fees in Health & Fitness segment, and to an increase in sales of gaming machines or in regular income from maintenance and servicing of management system in Gaming & System segment.

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

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. There is no short-term debt as of March 31, 2008. As of March 31, 2008, long-term debt consisted mainly of ¥20,000 million of unsecured bonds described in the following paragraphs, of which ¥5,000 million is current. It also includes ¥1,388 million of unsecured loans from banks, of which ¥592 million is current. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2008, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our loans ranged from 0.87% to 1.73% during fiscal 2008. We have earmarked a part of our substantial cash on hand, which was ¥52,114 million as of March 31, 2008, for the repayment of ¥5,000 million of unsecured bonds due in December 2008.

During fiscal 2008, we issued series 6, 7 and 8 unsecured domestic bonds, due in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Each of the bonds was issued for ¥5,000 million for an aggregate total principal amount of ¥15,000 million. During fiscal 2003, our consolidated subsidiary, Konami Sports Corporation (now Konami Sports & Life Co., Ltd.), issued ¥5,000 million in unsecured domestic bonds series 3 due in fiscal 2009. The interest rates of these bonds issued by Konami and Konami Sports Corporation (now Konami Sports & Life Co., Ltd.) range from 1.39% to 1.73%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2008, there was no outstanding letter of credit.

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

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing video game software, amusement arcade games, card games, and gaming machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥2,446 million, ¥2,285 million and ¥3,111 million on research and development for fiscal 2006, 2007 and 2008, respectively.

D.    Trend Information.

While our results of operations for fiscal 2009 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2009 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2009 due to stable revenues generated by regular titles in each segment. We base our expectations on the following assumptions:

Our fiscal 2009 business plans are formulated on the basis of the following assumptions:

•

Digital Entertainment segment:    In the Computer & Video Games business, in addition to the continuously strong sports-related titles, we expect an expansion in sales due to the release of METAL GEAR SOLID 4, a major title. We expect an increase in sales volume and net revenues as a whole compared to fiscal 2008, despite the streamlining of the number of titles under our “Selection and Concentration Policy”. Thereby, we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues. We expect our net revenues of our Card Games business to remain almost at the same level as fiscal 2008, reflecting solid sales of the Yu-Gi-Oh! Trading Card Game in fiscal 2008. We expect net revenues of our Amusement business to remain almost at the same level as fiscal 2008, as a result of solid sales of our standard series products and products by which “e-AMUSEMENT” services can be provided. We expect net revenues in our Online business to remain almost at the same level as fiscal 2008, reflecting the growth of home online gaming and revenues from mobile game contents. We expect net revenues in our Other business to remain almost at the same level as fiscal 2008 as a result of evolving original animations collaborating with other segments.

•

Health & Fitness segment:    In the Health & Fitness segment, we expect an increase in the number of members, triggered by the introduction of metabolic syndrome health checkups and provision of health advice related to metabolic syndrome, the surge of health-consciousness of middle aged people in Japan and the establishment of new directly-operated facilities. Further, led by the increase of fee-based programs such as measures against metabolic and diet programs, we expect improved average spending per member, a higher retention rate of existing members and the establishment of new fitness clubs. In addition, we expect the potential expansion of demands for operation of exercise facilities and provision of exercise instruction from local authorities and private sectors. With the potential increase in the sales since Sportsplex Japan has become our consolidated subsidiary, we expect another increase in sales in fiscal 2009.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2008:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt	¥21,388	¥5,592	¥796	¥10,000	¥5,000
Capital Lease Obligations	31,921	3,592	5,632	3,592	19,105
Operating Leases	94,056	7,620	15,694	15,210	55,532
Purchase Obligations	340	340	—	—	—
Forward exchange contracts	688	688
Pension Contribution	1,042	1,042	—	—	—
Asset Retirement Obligation	2,997	—	—	—	2,997

Total	¥152,432	¥18,874	¥22,122	¥28,802	¥82,634

Licenses.    We have several on-going contractual commitments involving minimum future royalties payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2008 is ¥633 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors including the executive officers and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2008 (1)	Percentage of holding of Konami shares outstanding as of March 31, 2008
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board and CEO	November 12, 1940	June 2009	March 1974	35,016,353 (0)	25.50%
Noriaki Yamaguchi	Representative Director, Vice President and CFO	January 26, 1944	June 2009	June 1994	54,427 (0)	*
Kimihiko Higashio	Representative Director, Vice President and CAO	September 24, 1959	June 2009	June 2005	22,839 (0)	*
Kagehiko Kozuki	Director	March 7, 1944	June 2009	May 1984	117,699 (0)	*
Tomokazu Godai	Outside Director	October 6, 1939	June 2009	May 1992	8,784 (0)	*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2009	June 2001	9,723 (0)	*
Akira Gemma	Outside Director	August 1, 1934	June 2009	June 2004	7,300 (0)	*
Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2009	June 1999	1,690 (0)	*
Tachio Ohori	Corporate Auditor	March 3, 1933	June 2011	June 2007	71 (0)	*
Masaru Mizuno	Corporate Auditor	September 4, 1932	June 2011	June 2007	71 (0)	*
Shogo Sasabe	Corporate Auditor	July 3, 1929	June 2011	June 2007	204 (0)	*
Corporate Officers:
Fumiaki Tanaka	Executive Corporate Officer	March 10, 1961	—	June 2000	70,751 (14,220)	*
Kazumi Kitaue	Executive Corporate Officer	February 20, 1957	—	June 2000	153,165 (0)	*
Akihiko Nagata	Executive Corporate Officer	January 19, 1959	—	June 2000	85,303 (0)	*
Toshimitsu Oishi	Corporate Officer	January 5, 1955	—	April 2007	9,854 (0)	*
Satoshi Sakamoto	Corporate Officer	August 22, 1948	—	April 2007	0 (0)	*
Shuji Kido	Corporate Officer	October 9, 1947	—	April 2007	45,371 (0)	*
Shigeo Niwa	Corporate Officer	September 20, 1948	—	January 2003	393 (0)	*
Akira Tamai	Corporate Officer	October 14, 1963	—	April 2005	1,291 (0)	*
Mineaki Yoshiba	Corporate Officer	May 16, 1964	—	May 2008	700 (0)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation For Sports, Athletes and Higher Education (14,330,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares) and the Director Stock Purchase Association (36,901 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

•

All of our Directors are Japanese nationals and, except for Tomokazu Godai, Hiroyuki Mizuno and Akira Gemma, are engaged in our business on a full-time basis. The business address of our Directors is 7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan.

•	The list of corporate officers does not include those persons who also serve as director.

•	Asterisks indicates ownership of less than one percent.

Kagemasa Kozuki became our Representative Director and President in 1974 and Representative Director and Chairman in 1987. He has also served as CEO since 1994. He established Konami in 1973.

Noriaki Yamaguchi has served as our Representative Director, Vice President and CFO since 2007. He joined Konami in 1994.

Kimihiko Higashio has served as our Representative Director, Vice President and CAO since 2008. He was also our Director and CAO in 2007. He was also our Director since 2005 and our Director and CHO in 2006. He was also Corporate Officer since 2000 and General Manager of the Human Resources Division from 2003 to 2006. He joined Konami in 1997.

Kagehiko Kozuki has served as our Director since 1984, Representative Director since 1998 and Director since 2008. He has also served as Representative Director and Chairman of Konami Sports & Life Co., Ltd. since 2006. He joined Konami in 1983.

Tomokazu Godai has served as our Director since 1992. He has also served as Representative Director of Maya Tec Co., Ltd. since 1975.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Director of Hiroshima Prefectural Institute of Industrial Science and Technology since 1998.

Akira Gemma has served as our Director since 2004. He has also served as Senior Corporate Adviser of Shiseido Co., Ltd. since 2003.

Noboru Onuma has served as our Standing Corporate Auditor since 1999.

Tachio Ohori has served as our Corporate Auditor since 2007.

Masaru Mizuno has served as our Standing Corporate Auditor since 2007. He has served as Senior Advisor of Japan Tobacco Inc. since 2005.

Shogo Sasabe has served as our Corporate Auditor since 2007. He has served as Senior Advisor of BANDO CHEMICAL INDUSTRIES, LTD. since 2006.

Fumiaki Tanaka was in charge of the Amusement Business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He currently serves as Executive Corporate Officer. He also served as Director from 1996 to 2001. He has served as Representative Director and President of Konami Digital Entertainment Corporation since 2006. He joined Konami in 1981

Kazumi Kitaue was in charge of the Computer & Video Games business until 2005 and served as Executive Corporate Officer from 2000 to 2006. He currently serves as Executive Corporate Officer. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Akihiko Nagata was in charge of the Toy & Hobby Business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He currently serves as Executive Corporate Officer. He also served as Director from 1996 to 2001. He joined Konami in 1981.

Toshimitsu Oishi has served as Corporate Officer of the Health & Fitness Division since 2007. He has also served as Representative Director and President of Konami Sports & Life Co., Ltd. since 2005. He joined Konami in 1987.

Satoshi Sakamoto has served as Corporate Officer of the Gaming & System Division since 2007. He joined Konami Australia Pty Ltd. as Managing Director in 1996 and has served as Chairman of Konami Gaming Inc. since 2002.

Shuji Kido has served as Corporate Officer of the New Business Division since 2007. He served as Director from 1996 to 2001 and Corporate Officer from 2000 to 2005. He has served as Representative Director and President of KPE Co., Ltd. since 2004. He joined Konami in 1986.

Shigeo Niwa has served as our Corporate Officer of the Intellectual Property Division since 2003. He joined Konami in 2000.

Akira Tamai has served as Corporate Officer of the Finance and Accounting Division since 2005. He joined Konami in 1999.

Mineaki Yoshiba has served as Corporate Officer of the Personnel Division since 2008. He joined Konami in 2000.

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

B.    Compensation.

The aggregate compensation, including bonuses and other benefits in kind, we paid to our Directors (who include the corporate officers) and Corporate Auditors during fiscal 2008 was ¥586 million and ¥49 million, respectively.

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our Directors, Corporate Auditors and Corporate Officers is set forth in Items 6.A and 6.B of this annual report.

D.    Employees.

We employed 5,472 persons on a full-time basis and 7,519 persons on a part-time basis as of March 31, 2008. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 796 employees belonged as of March 31, 2008. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2006	2007	2008
Digital Entertainment	2,664	2,731	3,074
Health & Fitness	1,549	1,501	1,611
Gaming & System	320	331	355
Others	196	276	221
General Administrative (1)	398	342	211

Total	5,127	5,181	5,472

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2006	2007	2008
Japan	4,417	4,469	4,731
North America	344	349	359
Asia (other than Japan)	156	155	157
Europe	81	87	110
Australia	129	121	115

Total	5,127	5,181	5,472

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

On June 23, 2005, the shareholders approved the Company’s Board of Directors resolution on May 10, 2005 for approval of the eight plans of stock subscription rights to directors and employees of the Company and its subsidiaries. Those stock subscription rights plans are intended to enable the grant of stock options and the total maximum number of shares outstanding under the plans was 395,400 shares of common stock of the Company. The exercise periods ranged from August 1, 2005 through June 30, 2008, and exercise prices ranged from ¥1,670 to ¥2,857.

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

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. As of March 31, 2008, the Employee Stock Purchase Association held a total of 1,332,060 shares of our common stock and the Director Stock Purchase Association held a total of 75,427 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2008, 137,321,557 shares of our common stock were outstanding.

Any person who becomes, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the Japanese over-the-counter market, as calculated pursuant to the Financial Instruments and Exchange Law of Japan, must file with the Regional Finance Bureau having jurisdiction within five business days a report concerning such shareholding. See Item 10.B “Memorandum and Articles of Association” below.

To our knowledge, as of March 31, 2008 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2008
Kagemasa Kozuki (1)	35,016,353	25.50%
Kozuki Foundation For Sports, Athletes and Higher Education (2)	14,330,000	10.44
Kozuki Holding B.V. (2)	13,530,000	9.85
Kozuki Capital Corporation (2)	7,036,996	5.12

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation For Sports, Athletes and Higher Education (14,330,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares), and the Director Stock Purchase Association (36,901 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2008 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Outstanding Shares
Japanese financial institutions	71	40,829,004	29.73%
Japanese securities companies	42	8,212,983	5.98
Other Japanese corporations	379	22,026,166	16.04
Foreign corporations and individuals	356	47,868,392	34.86
Japanese individuals and others	41,273	18,385,012	13.39

Total	42,121	137,321,557	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2008, there were 137,321,557 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2008, 1,281,674 shares of our common stock were held in the form of ADRs and there were 15 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2008, there were 42,121 holders of common stock of record worldwide, including 90 shareholders of record with addresses in the United States who held 13,964,860 shares, representing approximately 10.17% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States. In addition, as of March 31, 2008, 55,786 outstanding shares were extinguished.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Konami.

B.    Related Party Transactions.

There were no related party transactions for fiscal 2008.

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

Dividend Policy

Konami believes that it is important to return Konami’s profits to the stockholders to secure constant high dividends and improve the corporate value. However, our dividends are subject to our future earnings and financial condition, approval of the board of directors (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2008, the date of our last audited financial statements.

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

	Price per Share of Konami Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Konami Common Stock	Closing TOPIX		Closing Nikkei Stock Average
Fiscal Period	High	Low		High	Low	High	Low
2002	6,730	2,360	514,736	1,440.97	922.51	14,529.41	9,420.85
2003	3,480	1,735	512,093	1,139.43	770.62	11,979.85	7,862.43
2004	4,250	1,500	710,094	1,179.23	773.10	11,770.65	7,607.88
2005	3,140	2,165	605,390	1,217.87	1,053.77	12,163.89	10,505.05
2006	3,110	2,115	743,008	1,728.16	1,109.19	17,059.66	10,825.39
2007	3,670	2,330	974,090	1,816.97	1,458.30	18,215.25	14,218.60
2008	4,120	2,580	1,042,096	1,796.89	1,139.62	18,297.00	11,691.00
2007:
First quarter	3,020	2,330	1,117,698	1,783.72	1,458.30	17,563.37	14,218.60
Second quarter	3,060	2,420	960,576	1,651.35	1,475.28	16,385.96	14,437.24
Third quarter	3,630	2,950	833,076	1,681.07	1,532.95	17,225.83	15,725.94
Fourth quarter	3,670	2,875	985,793	1,816.97	1,656.72	18,215.35	16,642.25
2008:
First quarter	3,310	2,750	961,016	1,793.64	1,682.49	18,297.00	16,999.06
Second quarter	3,200	2,580	976,166	1,796.89	1,497.82	18,295.27	15,262.10
Third quarter	3,730	2,940	861,715	1,679.71	1,417.47	17,448.97	14,669.85
Fourth quarter	4,120	2,840	1,386,134	1,461.31	1,139.62	15,156.66	11,691.00

Calendar Period
2008:
January	3,690	2,840	1,317,884	1,461.31	1,219.95	15,156.66	12,572.68
February	3,720	3,090	1,242,040	1,372.82	1,274.08	14,105.47	12,923.42
March	4,120	3,450	1,595,065	1,307.03	1,139.62	13,413.63	11,691.00
April	4,410	3,630	1,273,157	1,372.96	1,214.92	14,003.28	12,521.84
May	4,140	3,550	1,224,635	1,411.87	1,327.21	14,392.53	13,540.68
June	4,000	3,510	1,247,290	1,449.14	1,311.35	14,601.27	13,453.35

On July 28, 2008, the reported closing price of our shares on the Tokyo Stock Exchange was ¥3,390 per share, the closing Nikkei Stock Average was ¥13,353.78 and the closing TOPIX was 1,300.79.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 28, 2008, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $31.10 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
Fiscal Period	High ($)	Low ($)
2007:
First quarter	$26.67	$20.42	3,190
Second quarter	26.25	20.75	2,320
Third quarter	30.45	25.15	2,080
Fourth quarter	30.48	22.13	2,600
2008:
First quarter	28.04	22.54	4,456
Second quarter	28.08	21.82	4,460
Third quarter	33.04	21.80	5,603
Fourth quarter	39.93	20.22	8,003

Calendar Period:
2008:
January	$33.22	$20.22	7,548
February	34.61	28.00	5,915
March	39.93	33.70	10,570
April	42.79	34.79	8,214
May	36.89	33.36	10,671
June	39.76	34.34	48,324

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the year ended March 31, 2008, we had 54,450 shares of diluted securities. Also, for the years ended March 31, 2006, 2007 and 2008 we had 2,572,280, 2,356,180 and nil shares attributable to outstanding stock options were excluded as the exercise prices of the stock subscription rights were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

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

B.    Memorandum and Articles of Association.

Objects and Purposes in Our Articles of Incorporation

Our corporate purposes, as specified in Article 2 of our Articles of Incorporation, which are attached as an exhibit to this annual report, are to own shares of and to manage companies which engage in the following businesses and to be engaged in the implementation of operations incidental to such business activities:

(1)	Research, development, manufacture and distribution of software and hardware relating to electric appliances and electronic components;

(2)	Planning, production, manufacture, rental and distribution of music, audio and visual software (including disks, tape and film, etc.); production and acquisition of master copies, and transferal or usage permission thereof;

(3)	Acquisition, management, promotion of usage and development of music copyright and related performance rights, and transferal or usage permission thereof;

(4)	Planning, production and distribution of books, magazines, sheet music and other publications;

(5)	Development, manufacture and distribution of toys;

(6)	Design of character products (with images of people, animals, etc. which have unique names or characters);

(7)	Planning, production, distribution on the Internet and Internet related services;

(8)	Gathering, online distribution, processing and online sales of information, pictures and music using electrical communication and electrical communication related services;

(9)	Information processing services and information reporting services;

(10)	Management and control of sports facilities, culture centers, day-care centers, fee-paying senior care facilities, amusement arcades, restaurants, accommodations, hot spring bathing facilities, saunas and parking lots;

(11)	Management of schools for training and educating sport instructors, producers of digital content (application software for digital technologies) and producers of computer software;

(12)	Medical treatment services and beauty services;

(13)	Production and sale of medical devices, medical products, sanitary products such as nursing care goods, and fitness equipment;

(14)	Providing preventive care services and home care services in compliance with the nursing-care insurance law;

(15)	Distribution of soft drinks, foods, alcoholic beverages, sports gear, clothing and computer game machines;

(16)	Advertising agency, insurance agency, broadcasting business, travel agency and leisure business including tours, sports, etc.;

(17)	Purchase and sale of antiques;

(18)	Sale, purchase, lease, blockage and management of real estate;

(19)	Job placement;

(20)	General lease business and finance business;

(21)	Holding of and investment in securities;

(22)	Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to each of the preceding items;

(23)	Import, export and agency business related to each of the preceding items;

(24)	Investment in the party in charge of the business specified in the preceding items; and

(25)	Any and all businesses incidental to any of the preceding items.

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

There is no provision under our Articles of Incorporation or under the Commercial Code which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 28, 2008 and each has entered into contract with us on the same date.

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

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2008, 137,321,557 of our shares were issued and outstanding and our stated capital was ¥47,399 million. In addition, as of March 31, 2008, 55,786 outstanding shares were extinguished. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, but in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders in accordance with our Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights such as the right to bring a derivative action, examine our accounting books and records or exercise appraisal rights. No temporary documents of title in respect of the shares will be issued. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent for the shares. Non-Japanese shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. Japanese securities firms and commercial banks will customarily act as standing proxy and provide related services for standard fees. The transfer agent for our shares is The Sumitomo Trust & Banking Co., Ltd.

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

Stock Splits

Pursuant to Article 183 and 184 of the Corporate Law, we may at any time split the shares in issue into a greater number of shares by resolution of our board of directors. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. We must give public notice of the stock split, specifying a record date therefore, not less than two weeks prior to such record date. In conjunction with a stock split, we may increase the number of our authorized shares by the same ratio as the stock split ratio through a resolution of our board of directors.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations thereunder generally requires any person who has become a beneficial holder (including certain sole or joint holders) of more than 5% of the total issued voting shares of a company listed on any Japanese stock exchange or traded on the over-the-counter market in Japan to file with the Director-General of the relevant local Finance Bureau, within five business days, a report concerning such shareholdings. A similar report must also be made (with certain exceptions) if the percentage of such holding subsequently increases or decreases by 1% or more. Copies of any such report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter registered shares. For this purpose, shares issuable upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital.

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

On July 28, 2008, the closing price of our shares on the Tokyo Stock Exchange was ¥3,390 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

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

The purpose of the Plan is to enable shareholders of the Company to make an appropriate decision on whether to accept a large-scale acquisition of the Company shares, and to deter actions which would have an adverse impact on the Company’s corporate value and the common interests of the shareholders.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20%. Except for any individual shareholder who holds 5% or more of the total outstanding shares, the aforementioned 20% withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 7% for dividends due and payable on or before March 31, 2009, and (ii) 15% for dividends due and payable on or after April 1, 2009. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2008, our U.S. dollar and Euro denominated sales comprised 11.87% and 12.01% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had significant U.S. dollar and Euro dominated monetary assets. As of March 31, 2008 we had net U.S. dollar dominated monetary assets of approximately $496 million and Euro denominated monetary assets of approximately €72 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign exchange forward contracts at March 31, 2008

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥530	¥500	¥(30)	¥107.75
Selling EURO	158	158	(0)	157.82

Total	¥688	¥658	¥(30)

Foreign exchange forward contracts at March 31, 2007

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥718	¥705	¥14	¥119.76
Selling EURO	157	157	0	157.07

Total	¥876	¥862	¥14

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2008 and 2007 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2008

	Expected maturity dates
Type of debt and average interest rates	2009	2010	2011	2012	2013		Thereafter	Total 3/31/08	Fair Value 3/31/08
	(in millions of yen)
Unsecured bank loans (1.01%)	¥592	¥592	¥204	—		—	—	¥1,388	¥1,354
Unsecured bonds (1.56%)	¥5,000	—	—	¥5,000		¥5,000	¥5,000	¥20,000	¥19,492

Total	¥5,592	¥592	¥204	¥5,000		¥5,000	¥5,000	¥21,388	¥20,845

Interest rate risk at March 31, 2007

	Expected maturity dates
Type of debt and average interest rates	2008	2009	2010	2011	2012		Thereafter	Total 3/31/07	Fair Value 3/31/07
	(in millions of yen)
Unsecured bank loans (1.01%)	¥592	¥592	¥592	¥204	¥		—	¥1,980	¥1,918
Unsecured bonds (1.158%)	¥20,000	¥5,000	—	—			—	¥25,000	¥24,674

Total	¥20,592	¥5,592	¥592	¥204	¥		—	¥26,980	¥26,592

Investment price risk

The fair value of certain of our investments, primarily in marketable securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2008 would be ¥66 million. We had no open equity derivative positions from April 1, 2006 to March 31, 2008.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2008 and 2007, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2008				March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥115	¥—	¥659	$5,430	$1,148	$—	$6,578
Other securities	—	—	—	—	—	—	—	—

Total	¥544	¥115	¥—	¥659	$5,430	$1,148	$—	$6,578

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2007				March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥211	¥54	¥701	$4,608	$1,787	$457	$5,938
Other securities	—	—	—	—	—	—	—	—

Total	¥544	¥211	¥54	¥701	$4,608	$1,787	$457	$5,938

Credit Risk

As of March 31, 2008, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2008, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2008, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2008, the disclosure controls and procedures were effective.

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

The management of Konami assessed the effectiveness of internal control over financial reporting as of March 31, 2008. The Company has excluded from the Company’s evaluation of internal control over financial reporting the internal control over financial reporting of Sportsplex Japan Co., Ltd. (“Sportsplex Japan”), which the Company acquired on March 6, 2008. As of March 31, 2008, total assets subject to Sportsplex Japan’s internal control over financial reporting represented three percent of the Company’s consolidated total assets. For the period from March 6, 2008 through March 31, 2008, total net revenue subject to Sportsplex Japan’s internal control over financial reporting represented less than 0.2 percent of the Company’s consolidated net revenue. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2008, our internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on our internal control over financial reporting. This report appears elsewhere in this annual report.

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

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA & Co. to perform an annual audit of our financial statements in the years ended March 31, 2007 and 2008. The following table presents information concerning fees paid to KPMG AZSA & Co. and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2007	2008
Audit fees (1)	¥549	¥536
Tax fees (2)	167	151
All other fees (3)	8	4

Total	¥724	¥691

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(3)	These are fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our Corporate Auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for Konami or its subsidiaries without the prior approval of our Corporate Auditors.

All of the services provided by KPMG in the year ended March 31, 2008 were approved by our Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2007	1,075	3,211.40	—	—
May 1 to May 31, 2007	785	3,064.74	—	—
June 1 to June 30, 2007	691	2,892.22	—	—
July 1 to July 31, 2007	829	2,922.18	—	—
August 1 to August 31, 2007	792	2,757.93	—	—
September 1 to September 30, 2007	458	2,933.47	—	—
October 1 to October 31, 2007	1,463	3,339.54	—	—
November 1 to November 30, 2007	521	3,079.00	—	—
December 1 to December 31, 2007	941	3,527.93	—	—
January 1, to January 31, 2008	641	3,548.02	—	—
February 1, to February 28, 2008	660	3,269.65	—	—
March 1 to March 31, 2008	1,335	3,781.99	—	—

Notes:
Total number of purchase shares shown include the purchase of fractional shares from fractional share owners, pursuant to the Japanese Commercial Code. For an explanation of the right of such shareholders, see “Right of our Shareholders—Unit shares System” under Item 10.B of this Annual Report.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1	— Specimen common stock certificates of the registrant (English translation)***

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics**

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005
***	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
****	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 31, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

July 31, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited KONAMI CORPORATION and subsidiaries’ internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, KONAMI CORPORATION and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management has excluded from their evaluation of their internal control over financial reporting as of March 31, 2008 the internal control over financial reporting of Sportsplex Japan Co., Ltd. (“Sportsplex Japan”), which the Company acquired on March 6, 2008. As of March 31, 2008, total assets, subject to Sportsplex Japan’s internal control over financial reporting represented 3 percent of the Company’s consolidated total assets. For the period from March 6, 2008 through March 31, 2008, total net revenue subject to Sportsplex Japan’s internal control over financial reporting represented less than 0.2 percent of the Company’s consolidated net revenue. Our audit of internal control over financial reporting of KONAMI CORPORATION and subsidiaries also excluded an evaluation of the internal control over financial reporting of Sportsplex Japan.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2008, and our report dated July 31, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

July 31, 2008

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2007 and 2008

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥57,333	¥52,130	$520,311
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥540 million and ¥260 million ($2,595 thousand) at March 31, 2007 and 2008, respectively	29,729	33,802	337,379
Inventories	24,236	24,374	243,278
Deferred income taxes, net	14,877	18,275	182,404
Prepaid expenses and other current assets	12,086	11,498	114,762

Total current assets	138,261	140,079	1,398,134
PROPERTY AND EQUIPMENT, net	53,294	66,690	665,635

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	701	659	6,578
Investments in affiliates	6,213	6,414	64,018
Identifiable intangible assets	38,585	38,161	380,886
Goodwill	22,738	21,935	218,934
Lease deposits	24,906	28,205	281,515
Deferred income taxes, net	2,593	2,687	26,819
Other assets	17,366	14,418	143,907

Total investments and other assets	113,102	112,479	1,122,657

TOTAL ASSETS	¥304,657	¥319,248	$3,186,426

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥23,073	¥8,115	$80,996
Trade notes and accounts payable	24,002	20,410	203,713
Accrued income taxes	1,740	9,523	95,050
Accrued expenses	19,179	21,934	218,924
Deferred revenue	5,661	7,848	78,331
Other current liabilities	8,811	7,283	72,692

Total current liabilities	82,466	75,113	749,706

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	24,248	35,613	355,454
Accrued pension and severance costs	2,708	2,699	26,939
Deferred income taxes, net	12,207	11,559	115,371
Other long-term liabilities	5,669	7,181	71,674

Total long-term liabilities	44,832	57,052	569,438

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,697	4,324	43,158

COMMITMENTS AND CONTINGENCIES (Notes 11 and 21)

STOCKHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 143,555,786 shares and 143,500,000 shares at March 31, 2007 and 2008, respectively : outstanding 137,254,816 shares and 137,321,557 shares at March 31, 2007 and 2008, respectively	47,399	47,399	473,091
Additional paid-in capital	77,213	77,078	769,318
Legal reserve	284	284	2,835
Retained earnings	62,560	73,492	733,526
Accumulated other comprehensive income	5,617	2,579	25,741
Treasury stock, at cost—6,300,970 shares and 6,178,443 shares at March 31, 2007 and March 31, 2008, respectively	(18,411)	(18,073)	(180,387)

Total stockholders’ equity	174,662	182,759	1,824,124

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥304,657	¥319,248	$3,186,426

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2006, 2007 and 2008

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
NET REVENUES:
Product sales revenue	¥186,875	¥199,620	¥218,306	$2,178,920
Service revenue	75,262	80,659	79,096	789,460

Total net revenues	262,137	280,279	297,402	2,968,380

COSTS AND EXPENSES:
Costs of products sold	112,613	118,806	131,890	1,316,399
Costs of services rendered	72,131	74,700	73,298	731,590
Impairment of long-lived assets	10,533	—	—	—
Impairment of identifiable intangible assets	9,180	—	—	—
Selling, general and administrative	55,199	58,628	58,375	582,643

Total costs and expenses	259,656	252,134	263,563	2,630,632

Operating income	2,481	28,145	33,839	337,748

OTHER INCOME (EXPENSES):
Interest income	716	821	894	8,923
Interest expense	(1,137)	(985)	(1,105)	(11,029)
Gain on sale of shares of affiliated companies	6,917	—	—	—
Other, net	(539)	(414)	(794)	(7,925)

Other income (expenses), net	5,957	(578)	(1,005)	(10,031)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	8,438	27,567	32,834	327,717

INCOME TAXES:
Current	(4,785)	8,298	16,305	162,741
Deferred	(5,485)	2,621	(3,225)	(32,189)

Total	(10,270)	10,919	13,080	130,552
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	18,708	16,648	19,754	197,165

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(4,267)	575	1,589	15,860
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	33	138	180	1,797

NET INCOME	¥23,008	¥16,211	¥18,345	$183,102

PER SHARE DATA:	Yen			U.S. Dollars
	2006	2007	2008	2008
Basic net income per share	¥175.86	¥118.15	¥133.63	$1.33

Diluted net income per share	¥175.80	¥118.09	¥133.57	$1.33

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2006, 2007 and 2008

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—		¥37,776	¥2,217	¥(28,271)	¥105,857
Comprehensive income:
Net income				¥23,008	23,008			23,008

Foreign currency translation adjustments				1,888				1,888
Net unrealized gains on available-for-sale securities				(132)				(132)
Minimum pension liability adjustment				(16)				(16)

Other comprehensive income				1,740		1,740

Comprehensive income				¥24,748

Issuance of common stock for stock exchange		33,095						33,095
Reissuance of treasury stock for stock exchange		(2,818)					9,612	6,794
Stock-based compensation		97					39	136
Transfer from Retained Earnings			284		(284)			—
Cash dividends, ¥ 54.0 per share					(6,744)			(6,744)
Purchase of treasury stock							(71)	(71)

Balance at March 31, 2006	¥47,399	¥77,110	¥284		¥53,756	¥3,957	¥(18,691)	¥163,815
Comprehensive income:
Net income				¥16,211	16,211			16,211

Foreign currency translation adjustments				1,267				1,267
Net unrealized losses on available-for-sale securities				27				27
Minimum pension liability adjustment				16				16

Other comprehensive income				1,310		1,310

Comprehensive income				¥17,521

Adjustment to initially apply SFAS No.158						350		350
Reissuance of treasury stock		(125)					373	248
Stock-based compensation		228						228
Cash dividends, ¥ 54.0 per share					(7,407)			(7,407)
Purchase of treasury stock							(93)	(93)

Balance at March 31, 2007	¥47,399	¥77,213	¥284		¥62,560	¥5,617	¥(18,411)	¥174,662
Comprehensive income:
Net income				¥18,345	18,345			18,345

Foreign currency translation adjustments				(2,907)				(2,907)
Net unrealized gains on available-for-sale securities				(25)				(25)
Pension liability adjustment				(106)				(106)

Other comprehensive income				(3,038)		(3,038)

Comprehensive income				¥15,307

Reissuance of treasury stock		(47)					213	166
Retirement of treasury stock		(156)					156	—
Stock-based compensation		68						68
Cash dividends, ¥ 54.0 per share					(7,413)			(7,413)
Purchase of treasury stock							(31)	(31)

Balance at March 31, 2008	¥47,399	¥77,078	¥284		¥73,492	¥2,579	¥(18,073)	¥182,759

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2006, 2007 and 2008—(Continued)

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at cost	Total Stockholders’ Equity
Balance at March 31, 2007	$473,091	$770,665	$2,835		$624,414	$56,063	$(183,761)	$1,743,307
Comprehensive income:
Net income				$183,102	183,102			183,102

Foreign currency translation adjustments				(29,015)				(29,015)
Net unrealized gains on available-for-sale securities				(249)				(249)
Pension liability adjustment				(1,058)				(1,058)

Other comprehensive income				(30,322)		(30,322)

Comprehensive income				$152,780

Reissuance of treasury stock		(469)					2,126	1,657
Retirement of treasury stock		(1,557)					1,557	—
Stock-based compensation		679						679
Cash dividends, $0.46 per share					(73,990)			(73,990)
Purchase of treasury stock							(309)	(309)

Balance at March 31, 2008	$473,091	$769,318	$2,835		$733,526	$25,741	$(180,387)	$1,824,124

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2006, 2007 and 2008

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Cash flows from operating activities:
Net income	¥23,008	¥16,211	¥18,345	$183,102
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	13,782	11,757	12,069	120,461
Provision for doubtful receivables	(10)	(76)	(248)	(2,475)
Impairment of long-lived assets	10,533	—	—	—
Impairment of identifiable intangible assets	9,180	—	—	—
Loss on sale or disposal of property and equipment, net	645	829	382	3,813
Loss (gain) on sale of marketable securities	(173)	—	—	—
Gain on sale of shares of an affiliated company	(6,917)	—	—	—
Equity in net loss (income) of affiliated companies	(33)	(138)	(180)	(1,797)
Minority interest	(4,267)	575	1,589	15,860
Deferred income taxes	(5,485)	2,621	(3,225)	(32,189)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	3,369	4,716	(7,483)	(74,688)
Decrease (increase) in inventories	(635)	(4,298)	(2,117)	(21,130)
Decrease (increase) in other receivables	(352)	(993)	902	9,003
Decrease (increase) in prepaid expense	(506)	(195)	747	7,456
Increase (decrease) in trade notes and accounts payable	2,945	3,354	(623)	(6,218)
Increase (decrease) in accrued income taxes	(20,772)	(7,190)	6,845	68,320
Increase (decrease) in accrued expenses	(3,043)	3,567	827	8,254
Increase (decrease) in deferred revenue	(43)	309	2,192	21,879
Increase (decrease) in advance received	1,685	469	(427)	(4,262)
Other, net	968	306	1,193	11,907

Net cash provided by operating activities	23,879	31,824	30,788	307,296
Cash flows from investing activities:
Proceeds from sales of shares of affiliates	11,016	—	—	—
Capital expenditures	(14,513)	(9,308)	(11,995)	(119,723)
Proceeds from sales of property and equipment	2,455	425	8	80
Proceeds from sales of investments in marketable securities	245	—	—	—
Acquisition of new subsidiaries, net of cash acquired	1,433	(202)	(367)	(3,663)
Purchase of investments in subsidiaries	(6,688)	—	—	—
Increase in lease deposits, net	(697)	(705)	(2,627)	(26,220)
Acquisition of business	—	(1,096)	—	—
Other, net	(517)	(212)	(378)	(3,773)

Net cash used in investing activities	(7,266)	(11,098)	(15,359)	(153,299)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	(12,551)	(1,119)	(1,869)	(18,655)
Repayments of long-term debt	(1,099)	(1,995)	(2,969)	(29,634)
Proceeds from issuance of bonds	—	—	15,000	149,716
Redemption of bonds	(15,000)	(20,000)	(20,000)	(199,621)
Principal payments under capital lease obligations	(2,526)	(2,814)	(2,596)	(25,911)
Dividends paid	(7,025)	(7,420)	(7,419)	(74,049)
Purchases of treasury stock by parent company	(71)	(93)	(31)	(309)
Other, net	(58)	229	66	659

Net cash used in financing activities	(38,330)	(33,212)	(19,818)	(197,804)
Effect of exchange rate changes on cash and cash equivalents	828	1,125	(814)	(8,125)
Net decrease in cash and cash equivalents	(20,889)	(11,361)	(5,203)	(51,932)
Cash and cash equivalents, beginning of year	89,583	68,694	57,333	572,243

Cash and cash equivalents, end of year	¥68,694	¥57,333	¥52,130	$520,311

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008

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

Substantially all of Konami’s revenues from video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. Konami may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If Konami cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, Konami has successfully obtained extensions or new agreements with the platform manufacturers each time it has attempted to do so. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on Konami’s costs and the release date of new game titles.

In the United States, Canada and Australia, the manufacture and distribution of Konami’s gaming machines are subject to numerous federal, state and local regulations. In addition, Konami may be subject to regulation as a gaming operator if it enters into lease participation agreements under which it shares in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which Konami can generate revenues. Konami and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Moreover, Konami’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

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

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2008.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2008 of ¥100.19 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

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

(c) Marketable Securities

Konami classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold them until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2007 and 2008, all equity securities held by Konami are classified as available-for-sale.

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

Years ended March 31, 2006, 2007, and 2008—(Continued)

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

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the specific identification method for software products, and by the weighted average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized over the shorter of the lease term or estimated useful life of the asset, which range from 3 to 25 years.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

According to the guidance in Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, as interpreted by FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations”, Konami recognizes a liability for asset retirement

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair value. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

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

Konami performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process under SFAS No. 142, “Goodwill and Other Intangible Assets”. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. Primarily, Konami has determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill. To the extent a reporting unit’s carrying amount exceeds its fair value; the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recorded.

Intangible assets determined to have an indefinite useful life are also tested for impairment based on fair value under SFAS No. 142. Konami reassesses such determination periodically for each asset based on the factors prescribed in SFAS No. 142.

Intangible assets with finite useful lives have been amortized over their estimated useful lives. Konami assesses the recoverability of these intangible assets according to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

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

Years ended March 31, 2006, 2007, and 2008—(Continued)

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

In June 2006, the FASB issued interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN No.48). FIN No.48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Konami adopted FIN No.48, effective from April 1, 2007 and the adoption had no effect on its consolidated financial statements.

(m) Revenue Recognition

Konami derives revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, gaming machines and related casino management systems, and LCDs for pachinko machines, (ii) membership fee revenue from health and fitness club members, and (iii) sales and subscription fee revenue from mobile game contents.

For those sources that do not involve delivery of multiple software or other deliverables, Konami recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No.104, “Revenue Recognition” which requires the basic criteria outlined below to be met:

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

Delivery Has Occurred.

Packaged game software and other products are physically delivered to customers, with standard transfer terms. Also, Konami’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. These arrangements generally include an acceptance clause. Konami recognizes revenue from product sales upon delivery and acceptance, which is the timing the rights and risks are transferred to the customer. Generally, Konami does not permit exchanges nor accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances Konami may allow returns, for which Konami estimates the related allowances based upon management’s evaluation of historical

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

experience, the nature of the software titles and other factors. Konami maintains detail listings of software titles in distribution channel, closely monitor their movements, and is able to reasonably estimate future credits to be issued for price protection. These estimates are deducted from gross sales.

Revenue from health and fitness club membership is derived primarily from monthly membership fees from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires Konami to defer the applicable membership fee revenue for one month.

Revenue from mobile game contents is derived from monthly subscription fees. Under the distribution agreements, the mobile phone carriers are responsible for billing, collection and remittance of those subscription fees to Konami. Konami has a collection risk for accounts receivable except for certain mobile phone carriers. The carriers generally report the final sales data to Konami within 60 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, Konami estimates its revenues based on sales data available from the server in which game contents are housed, which is then adjusted to actual revenues in the following reporting period once the actual amounts are determined.

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

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectibility of membership fees is assured as it generally charges members’ accounts one-month in advance. In addition, for our mobile game contents, Konami has a collection risk for our accounts receivable except for certain mobile phone carriers.

For those sources that involve multiple software deliverables, Konami evaluates revenue recognition in accordance with SOP 97-2, “Software Revenue Recognition” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, determining the following items;

(1)	if and when each element has been delivered

(2)	whether undelivered elements are essential to the functionality of the delivered elements

(3)	whether vender-specific objective evidence of fair value (VSOE) exists for undelivered elements

(4)	allocation of the total price among the various elements

From the fiscal year ended March 31, 2008, Konami has begun to recognize revenues from package software with online functionality for certain platforms in Digital Entertainment Segment which is hosted on its

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

internal servers as multiple software deliverables in accordance with SOP 97-2, because Konami has determined that the online services in its package game for those platforms became significant deliverables in the overall product offerings. As Konami was not able to establish VSOE of fair value for the online services, revenue from the package products was not able to be allocated among the package game products and online service, and the entire revenue from the sale of the package products was recognized on a straight basis over the estimated online service period during the fiscal year ended March 2008. The service period is estimated to be six months.

Revenues from casino management systems that are a part of Gaming & System Segment are also recognized in accordance with SOP 97-2 as they involve delivery, installation of the system software and maintenance service. As the software is essential to the functionality of the hardware, the delivery of hardware and software is included within the scope of SOP 97-2. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of fair value established by renewal rates.

For those sources that involve multiple deliverables except for software deliverables, Konami applies the recognition criteria under Emerging Issue Task Force (“EITF”) No.00-21. Specifically, deliverables are divided into separate units of accounting if:

(1)	Each item has value to the customer on a stand-alone basis,

(2)	we have objective and reliable evidence of the fair value of the undelivered items, and

(3)	delivery of any undelivered item is considered probable and substantially in our control.

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥2,446 million, ¥2,285 million and ¥3,111 million ($31,051 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively, in the accompanying consolidated statements of income.

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

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to costs of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥928 million and ¥633 million ($6,318 thousand) at March 31, 2007 and 2008, respectively, and were included in Prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and Handling expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and Handling expenses amounted to ¥2,367 million, ¥2,489 million and ¥2,519 million ($25,142 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥10,836 million, ¥11,003 million and ¥11,408 million ($113,864 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively.

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

The adoption of SFAS No.123R resulted in a decrease in net income of ¥214 million for the year ended March 31, 2007, compared to accounting under APB Opinion No. 25. The impact on basic net income per share and diluted net income per share was a decrease of ¥1.56.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Had Konami determined compensation expense based on the fair value at the grant date for rights of stock-based compensation plans under SFAS No. 123, for the year ended March 31, 2006, Konami’s net income and net income per share would have been adjusted to the pro forma amounts indicated below;

2006
Millions of Yen
Reported net income	¥23,008
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	97
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(539)

Pro forma net income	¥22,566

Yen
Per share data:
Reported net income per share, basic	¥175.86
Reported net income per share, diluted	175.80
Add back: stock-based compensation expense under intrinsic-value-based method, net of tax	0.74
Deduct: stock-based compensation expense under fair-value-based method, net of tax	(4.12)

Pro forma net income per share, basic	¥172.48

Pro forma net income per share, diluted	¥172.42

(s) Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income in a financial statement and display of other comprehensive income separately from retained earnings and additional paid-in capital. Other comprehensive income primarily includes foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale, adjustment for minimum pension liabilities and adjustment on retirement benefits as well as the income tax effects thereof.

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

(u) Consumption Taxes

Tax-exclusive method is used for accounting for consumption taxes.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

(v) Net Income Per Share

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

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Net income available for common stockholders	¥23,008	¥16,211	¥18,345	$183,102

	Shares
Weighted-average common shares outstanding	130,835,422	137,202,151	137,290,259
Dilutive effect of employee stock options	42,014	69,494	54,450

Common stock and common stock equivalents	130,877,436	137,271,645	137,344,709

	Yen			U.S. Dollars
Net income per share:
Basic	¥175.86	¥118.15	¥133.63	$1.33

Diluted	¥175.80	¥118.09	¥133.57	$1.33

For the years ended March 31, 2006, 2007 and 2008, 2,572,280, 2,356,180 and nil shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

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

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are service period for deferred net revenue, accounting for software development costs, impairment on long-lived and intangible assets, and realizability of deferred tax assets.

(x) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

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

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008, and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 141R will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 is establishes accounting standards for noncontrolling interests (previously referred to as minority interests) and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Konami is currently evaluating the potential effect, if any, that the adoption of SFAS 160 will have on its consolidated financial statements.

2.    Merger and Acquisition

On March 6, 2008, the Company acquired 33,384 shares, representing 91.9% of the total outstanding common stock of Sportsplex Japan Co., Ltd. (“Sportsplex Japan”) for the total cash purchase price of ¥509 million ($5,080 thousand) to expand the number of sports clubs in Tokyo and Kanagawa prefecture and enhance convenience and comfort for the members of the facility membership. Sportsplex Japan became the Company’s consolidated subsidiary and its operating results have been included in the Company’s consolidated financial statements from the date of acquisition.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

The acquisition was accounted for using the purchase method of accounting and the excess of fair value of acquired net assets over their cost was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired long-lived assets except certain assets specified in SFAS 141. The acquisition identified ¥299 million ($2,984 thousand) of customer relationship as an identifiable intangible asset, of which useful lives were estimated to be 7 years.

The following table reflects the March 6, 2008, condensed balance sheet of Sportsplex Japan, as adjusted to give effect to the preliminary purchase method accounting adjustments:

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥684	$6,827
Property and equipment	7,418	74,039
Identifiable intangible assets	299	2,984
Other assets	1,448	14,453

Total assets acquired	9,849	98,303

Current liabilities	2,784	27,787
Long-term liabilities	6,499	64,867

Total liabilities assumed	9,283	92,654

Minority interest	57	569

Net assets acquired	¥509	$5,080

Long-term bank loans of ¥3,041 million including current portion of ¥1,024 million, which were included in the current and long-term liabilities presented above were repaid subsequent to the acquisition.

On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation (“Combi Wellness”) for the total cash purchase price of ¥600 million to expand the lineup of healthcare equipment of its Health & Fitness Segment. Combi Wellness became the Company’s consolidated subsidiary and its operating results have been included in the Company’s consolidated financial statements from the date of acquisition. The acquisition was accounted for using the purchase method of accounting and the excess purchase price over the estimated fair value of the net assets acquired of ¥438 million has been recorded as goodwill in the accompanying consolidated balance sheets.

The following table reflects the May 31, 2006, condensed balance sheet of Combi Wellness, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Current assets	¥1,063
Property and equipment	8
Goodwill	438
Identifiable intangible assets	161
Other assets	30

Total assets acquired	1,700

Current liabilities	1,100

Total liabilities assumed	1,100

Net assets acquired	¥600

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Goodwill from the acquisition of Combi Wellness is allocated to Konami’s Health & Fitness segment.

On July 5, 2006, the Company’s consolidated subsidiary, Konami Digital Entertainment, Inc. (“KDE-US”) entered into an asset purchase agreement with Blue Label Interactive, Inc. (“Blue Label”) and acquired primary assets of Blue Label for the total cash purchase price of ¥1,099 million to expand Digital Entertainment segment business in North America. Based on the allocation of the purchase price, Konami has recorded ¥586 million and ¥513 million for goodwill and identifiable intangible assets, respectively, as a result of this acquisition.

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

Goodwill related to acquisition of Hudson shares is allocated to the Digital Entertainment segment. In connection with the purchase price allocation, in-process research & development cost of ¥42 million was charged to R&D expense in the consolidated statements of income upon consummation of the acquisition.

On November 7, 2005, the Company, Konami Sports Corporation (a consolidated subsidiary, “KSP”), and Konami Sports Life Corporation (a wholly owned subsidiary, “KSL”) entered into a basic agreement for a merger between KSP and KSL with KSP as the surviving entity, and a share exchange between KSP and the Company so that KSP become a wholly owned subsidiary of the Company. A public announcement of the terms of the share exchange was made on that day. The plan of merger and share exchange was approved in the shareholders’ meeting held on January 26, 2006. KSL and KSP merger was closed on February 28, 2006, and the share exchange between the Company and KSP was executed on March 1, 2006. KSP and KSL merger was made

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

via share exchange with the exchange ratio of 1.00 to 3.99 which was determined based on an independent valuation. The Company and KSP share exchange was made with the exchange ratio of 1.00 to 0.79 which was determined based on an independent valuation. A total of 9,898,911 shares of the Company’s common stock, including 4,024,078 newly issued shares and 5,874,833 shares held as treasury stock, were issued to the minority shareholders of KSP in the share exchange. Upon completion of the merger, KSP changed its trade name to Konami Sports & Life Co., Ltd.

Konami accounted for the acquisition of additional equity interests in KSP as a step-acquisition and, accordingly, the total purchase price of ¥16,194 million, consisted of the fair value of common shares issued to minority shareholders of KSP and the direct cost of the acquisition, has been allocated using the estimates of fair value of assets and liabilities of KSP based on the valuation by third parties. The excess purchase price over the estimated fair value of the net assets acquired of ¥6,596 million has been recorded as goodwill in the accompanying consolidated balance sheets. Goodwill arising from the acquisition of additional equity interest in KSP has all been allocated to the Health & Fitness segment. The identifiable intangible assets of KSP recognized in connection with the step acquisition included ¥12,542 million for trademarks, ¥727 million for membership list and ¥1,557 million for franchise and other contracts.

The impact to revenue, net income and net income per share for the years ended March 31, 2006, 2007 and 2008, as if the above transactions to acquire newly consolidated subsidiaries were completed as of the beginning of those fiscal years, is not material.

3.    Investments in Affiliates

The carrying amount of investments in affiliates as of March 31, 2007 and 2008 was ¥6,213 million and ¥6,414 million ($64,018 thousand), respectively, and includes ¥4,291 million ($42,829 thousand) of the excess cost of investments over the Company’s equity in net assets of the affiliates (“equity-method goodwill”).

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

At March 31, 2006, 2007 and 2008, Konami held investments in the equity-method affiliates as follows:

	Description of business	Acquisition Date	Ownership %
			2006	2007	2008
Resort Solution Co., Ltd.	Management of resort facilities	March 2006	20.0%	20.0%	20.0%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Condensed financial information of the Company’s unconsolidated affiliates at March 31, 2007 and 2008 and for the periods in which the Company used the equity method to account for these affiliates during each of the three years ended March 31, 2008 are presented below.

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Financial Position:
Property and equipment, net	¥14,719	¥14,453	$144,256
Other assets, net	15,707	16,101	160,705

Total assets	30,426	30,554	$304,961

Debt	2,206	2,484	24,793
Other liabilities	21,351	20,174	201,357
Minority interest	11	17	170
Stockholders’ equity	6,858	7,879	78,641

Total liabilities and equity	¥30,426	¥30,554	$304,961

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Operations:
Sales	¥24,783	¥27,391	¥27,068	$270,167
Cost of revenues	12,977	13,689	13,014	129,893
Selling, general and administrative expenses	10,512	11,609	11,625	116,030

Operating income (loss)	1,294	2,093	2,429	24,244
Interest income (expense), net	(56)	(84)	(37)	(369)
Other, net	(91)	(645)	(1,085)	(10,829)

Net income (loss)	¥1,147	¥1,364	¥1,307	$13,046

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

On March 10, 2006, the Company acquired 11,329,000 shares, representing 20.0% of the total outstanding common stock of Resort Solution Co., Ltd. (“Resort Solution”), a company engaged in management and development of golf courses, hotels and resort facilities in Japan, for a total consideration of ¥5,993 million. The acquisition was aimed at achieving a business alliance with Resort Solution in the area of Konami’s health and fitness business.

At March 31, 2007 and 2008, Konami evaluated the recoverability of its investments in affiliates and concluded that there was no impairment in the carrying value of those investments.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

The Company’s share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of ¥220 million and ¥421 million ($4,202 thousand) as of March 31, 2007 and 2008, respectively.

Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥6,213 million and ¥6,414 million ($64,018 thousand) as of March 31, 2007 and 2008, respectively, were traded on established markets and were quoted at an aggregate market value of ¥6,458 million and ¥4,248 million ($42,399 thousand) as of March 31, 2007 and 2008, respectively.

4.    Inventories

Inventories at March 31, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Finished products	¥11,068	¥10,093	$100,739
Work in process	10,171	9,665	96,467
Raw materials and supplies	2,997	4,616	46,072

Total	¥24,236	¥24,374	$243,278

5.    Investment in Marketable Securities

Investment in marketable securities at March 31, 2007 and 2008 consisted of the following:

	Millions of Yen
	March 31, 2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥211	54	¥701

Total	¥544	¥211	54	¥701

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months at March 31, 2007, were ¥54 million and ¥30 million, respectively.

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2008				March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥115	—	¥659	$5,430	$1,148	—	$6,578

Total	¥544	¥115	—	¥659	$5,430	$1,148	—	$6,578

There were no gross unrealized holding losses on available-for-sale securities at March 31, 2008.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

6.    Property and Equipment

Property and equipment at March 31, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Property and equipment, at cost:
Land	¥10,361	¥11,674	$116,519
Buildings and structures	53,321	68,795	686,645
Tools, furniture and fixtures	25,553	29,157	291,017
Construction in progress	2,420	484	4,831

Total	91,655	110,110	1,099,012
Less-Accumulated depreciation and amortization	(38,361)	(43,420)	(433,377)

Net property and equipment	¥53,294	¥66,690	$665,635

Depreciation and amortization expense for the years ended March 31, 2006, 2007 and 2008 amounted to ¥9,209 million, ¥7,624 million and ¥7,468 million ($74,538 thousand), respectively.

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

For the years ended March 31, 2007 and 2008, Konami evaluated the recoverability of long-lived assets and concluded that there was no impairment in the carrying value of such assets.

7.    Goodwill and Identifiable Intangible Assets

Konami evaluates the recoverability of the carrying value of goodwill under SFAS No.142. Konami engages an independent appraiser to assist management in its determination of the fair values of its reporting units. In its

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

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

At March 31, 2007 and 2008, Konami evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2007 and 2008 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2006	¥14,996	¥6,981	¥125	¥22,102
Additional acquisitions during year	638	438	—	1,076
Adjustment for previously unrecognized tax benefits	(113)	(327)	—	(440)
Balance at March 31, 2007	¥15,521	¥7,092	¥125	¥22,738
Adjustment for previously unrecognized tax benefits	(190)	(524)	—	(714)
Foreign currency translation adjustment	(89)	—	—	(89)

Balance at March 31, 2008	¥15,242	¥6,568	¥125	¥21,935

	Thousands of U.S. Dollars
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2007	$154,915	$70,785	$1,248	$226,948
Adjustment for previously unrecognized tax benefits	(1,896)	(5,230)	—	(7,126)
Foreign currency translation adjustment	(888)	—	—	(888)

Balance at March 31, 2008	$152,131	$65,555	$1,248	$218,934

Additional goodwill in the Digital Entertainment and Health & Fitness segments for the year ended March 31, 2007 was acquired in connection with the acquisitions made during the year as discussed in Note 2.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Adjustment for previously unrecognized tax benefits represented initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities. See Note 13.

Identifiable intangible assets at March 31, 2007 and 2008 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Identifiable intangible assets subject to amortization:
Existing technology	¥513	¥513	$5,120
Franchise and other contracts	2,202	2,202	21,978
Membership lists	819	390	3,893
Less-Accumulated amortization	(702)	(684)	(6,827)

Net amortized identifiable intangible assets	2,832	2,421	24,164

Identifiable intangible assets with an indefinite life:
Trademarks	35,410	35,410	353,428
Gaming licenses	343	330	3,294

Total unamortized identifiable intangible assets	35,753	35,740	356,722

Total identifiable intangible assets	¥38,585	¥38,161	$380,886

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

Intangible assets related to existing technology, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 2 to 15 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2006, 2007 and 2008 was ¥179 million, ¥704 million and ¥709 million ($7,077 thousand), respectively.

The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2009	¥357	$3,563
2010	248	2,475
2011	212	2,116
2012	212	2,116
2013	212	2,116

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

8.    Other Assets

Other assets at March 31, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Capitalized computer software, net	¥10,021	¥8,147	$81,316
Investments in non-marketable securities	422	368	3,673
Other	6,923	5,903	58,918

Total other assets	¥17,366	¥14,418	$143,907

Konami acquired computer software for internal use of ¥3,131 million and ¥2,340 million ($23,356 thousand) in fiscal years 2007 and 2008, respectively.

Capitalized computer software at March 31, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Capitalized computer software, at cost	¥19,334	¥20,897	$208,574
Less—Accumulated amortization	(9,313)	(12,750)	(127,258)

Capitalized computer software, net	¥10,021	¥8,147	$81,316

Amortization expense of computer software for the years ended March 31, 2006, 2007 and 2008 amounted to ¥4,007 million, ¥3,254 million and ¥3,799 million ($37,918 thousand), respectively.

Estimated amortization expense of computer software for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2009	¥3,100	30,941
2010	2,913	29,075
2011	1,585	15,820
2012	466	4,651
2013	83	829

Amortization expense of other intangible assets for the years ended March 31, 2006, 2007 and 2008 amounted to ¥387 million, ¥175 million and ¥93 million ($928 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

9.    Related Party Transactions

Konami engages in sale and purchase transactions in the normal course of business with its equity-method affiliates. Such transactions for the years ended March 31, 2006, 2007 and 2008 are summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Purchases from Takara	¥5	¥—	¥—	$—
Purchases from Hudson	1,047	—	—	—

The Company sold its shares of Takara, an equity-method affiliate, and dissolved its equity relationship on April 25, 2005.

The Company acquired additional newly issued shares by Hudson, previously an equity-method affiliate, on April 27, 2005 and Hudson became a 53.99% owned consolidated subsidiary of the Company.

During fiscal 2006, Konami Real Estate, Inc. acquired certain fixed assets from Kozuki Capital Corporation at ¥1,582 million. Kozuki Capital Corporation is a company owned by senior management shareholders of the Company and their immediate family members and operates in the business of securities, investments and real estates. The transaction price was determined based on fair market value. Konami Real Estate, Inc. paid rent of ¥14 million during fiscal 2006 to Kozuki Capital Corporation in accordance with rent agreements entered into in December 2004, for the lease of certain office spaces.

10.    Short-term Borrowings and Long-term Debt

A summary of long-term debt at March 31, 2007 and 2008 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Unsecured 1.05% per annum bonds due in September 2007	15,000	—	—
Unsecured 1.51% per annum bonds due in September 2011	—	5,000	49,905
Unsecured 1.61% per annum bonds due in September 2012	—	5,000	49,905
Unsecured 1.73% per annum bonds due in September 2013	—	5,000	49,905
Unsecured 1.25% per annum bonds issued by Konami Sports due in December 2007	5,000	—	—
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000	5,000	49,905
Unsecured loans from banks due serially from 2005 to 2011 with interest rates ranging from 0.87% to 1.03% per annum at March 31, 2007 and 2008	1,980	1,388	13,854

Total long-term debt	26,980	21,388	213,474
Less: current portion	(20,592)	(5,592)	(55,814)

Long-term debt, non-current portion	¥6,388	¥15,796	$157,660

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total in September 2007.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2007 and 2008. At March 31, 2007 and 2008, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

The Company has committed lines of credit available for immediate borrowings amounting to ¥20,000 million ($199,621 thousand) with certain financial institutions. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2007 and 2008 amounted to ¥2 million and ¥15 million ($150 thousand).

The aggregate annual maturities of long-term debt outstanding at March 31, 2008 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2009	¥5,592	$55,814
2010	592	5,909
2011	204	2,036
2012	5,000	49,905
Thereafter	10,000	99,810

11.    Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

At March 31, 2007 and 2008, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Building and structures	¥16,003	¥18,909	$188,731
Tools, furniture and fixtures	6,886	9,506	94,880
Accumulated amortization	(5,275)	(7,945)	(79,299)

Net leased property	¥17,614	¥20,470	$204,312

Amortization of capitalized leases is included in depreciation expense.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2008 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2009	¥3,592	¥7,620	$35,852	$76,055
2010	3,184	7,851	31,780	78,361
2011	2,448	7,843	24,434	78,281
2012	1,873	7,634	18,694	76,195
2013	1,719	7,576	17,157	75,616
Thereafter	19,105	55,532	190,688	554,267

Total minimum lease payments	31,921	¥94,056	318,605	$938,775

Less: amount representing interest (rates ranging from 1.250% to 9.362% per annum)	(9,581)		(95,628)

Present value of net minimum lease payments	22,340		222,977
Less: current portion	(2,523)		(25,183)

Non-current portion	¥19,817		$197,794

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2006, 2007 and 2008 totaled ¥19,133 million, ¥19,529 million and ¥19,452 million ($194,151 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of income.

12.    Asset Retirement Obligation

Konami has asset retirement obligations arising from the contractual requirements to perform certain asset retirement activities at the time that certain leasehold improvements relating primarily to the office and the health and fitness facilities are disposed of. The liability was initially measured at fair value and subsequently is adjusted for accretion expenses and changes in amount or timing of estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of related long-lived asset and depreciated over the asset’s useful life. The following table presents the activity for asset retirement obligations for the year ended March 31, 2007 and 2008:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Beginning balance	¥1,757	¥1,924	$19,204
Additional liabilities incurred	159	1,688	16,848
Liabilities settled	(35)	(700)	(6,987)
Accretion expense	43	85	848

Ending Balance	¥1,924	¥2,997	$29,913

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

13.    Income Taxes

The Company and its domestic subsidiaries are subject to a national corporate tax of 30% and corporate inhabitant tax plus corporate tax of approximately 10.9%, after considering the non-deductible expense to the corporation tax, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2006, 2007 and 2008. The income before income taxes and income tax expense (benefit) for the years ended March 31, 2006, 2007 and 2008 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Income before income taxes:
Japanese	¥8,376	¥26,771	¥28,760	$287,055
Foreign	62	796	4,074	40,662

Total	¥8,438	¥27,567	¥32,834	$327,717

Income taxes—Current:
Japanese	¥(5,747)	¥7,092	¥14,335	$143,078
Foreign	962	1,206	1,970	19,663

Total	¥(4,785)	¥8,298	¥16,305	$162,741

Income taxes—Deferred:
Japanese	¥(5,500)	¥2,278	¥(2,421)	$(24,164)
Foreign	15	343	(804)	(8,025)

Total	¥(5,485)	¥2,621	¥(3,225)	$(32,189)

The significant components of income taxes for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥(10,270)	¥10,919	¥13,080	$130,552
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(52)	18	(17)	(170)
Foreign currency translation adjustments	27	—	—	—
Pension liability adjustment	—	242	(72)	(719)

Total income taxes	¥(10,295)	¥11,179	¥12,991	$129,663

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Reconciliations of the differences between the statutory tax rates and the effective tax rates are as follows:

	2006	2007	2008
Statutory tax rate	40.9%	40.9%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	21.2	2.1	0.6
Non-taxable income	—	(4.3)	(0.2)
Change in valuation allowance	15.3	1.1	(6.4)
Reversal of accrued income taxes	(196.9)	—	—
Dividend of overseas subsidiaries	3.3	0.3	2.9
Investment tax credits	(10.2)	—	—
Unrecognized tax benefits	—	—	2.4
Other, net	4.7	(0.5)	(0.4)

Effective income tax rate	(121.7)%	39.6%	39.8%

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

Unrecognized tax benefits of 2.4% in the fiscal 2008 represent items discussed under tax uncertainties later in this section.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2007 and 2008 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Deferred tax assets:
Accrued enterprise taxes	¥931	¥1,269	$12,665
Accrued expenses	3,546	4,790	47,808
Accrued pension and severance costs	1,158	1,281	12,785
Allowance for doubtful accounts	316	101	1,007
Inventories	11,963	14,517	144,894
Net operating loss carryforwards	8,084	4,167	41,590
Property and equipment basis differences	3,657	2,980	29,742
Asset retirement obligation	787	1,226	12,236
Deferred revenue	—	988	9,860
Other	2,964	3,928	39,215

Gross deferred tax assets	33,406	35,247	351,802
Less valuation allowance	(11,742)	(8,442)	(84,260)

Total deferred tax assets	21,664	26,805	267,542
Deferred tax liabilities:
Intangible assets	(15,568)	(15,483)	(154,536)
Investments in affiliates	(114)	(200)	(1,996)
Undistributed earnings of foreign subsidiaries	(73)	(298)	(2,974)
Other	(862)	(1,447)	(14,443)

Gross deferred tax liabilities	(16,617)	(17,428)	(173,949)

Net deferred tax assets	¥5,047	¥9,377	$93,593

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Konami will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2008.

The net change in the total valuation allowance for the years ended March 31, 2006, 2007 and 2008 was an increase of ¥5,145 million, ¥101 million and a decrease of ¥3,300 million ($32,937 thousand), respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Current assets:
Deferred income taxes, net	¥14,877	¥18,275	$182,404
Investments and other assets:
Deferred income taxes, net	2,593	2,687	26,819
Current liabilities:
Other current liabilities	(216)	(26)	(259)
Long-term liabilities:
Deferred income taxes	(12,207)	(11,559)	(115,371)

Net deferred tax assets	¥5,047	¥9,377	$93,593

At March 31, 2008, certain domestic subsidiaries had operating loss carry forwards aggregating approximately ¥4,671 million ($46,621 thousand), which expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2009	¥571	$5,699
2010	81	808
2011	206	2,056
2012	500	4,991
2013	550	5,490
2014	1,526	15,230
2015	1,237	12,347

Total	¥4,671	$46,621

U.S. subsidiaries had federal and state tax net operating loss carry forwards of approximately ¥4,400 million ($43,917 thousand) and ¥14,330 million ($143,028 thousand), respectively, which expire in varying amounts through the year 2027. These net operating loss carry forwards which expire within 1 to 5 years, 11 to 15 years and thereafter are ¥13,638 million ($136,121 thousand), ¥621 million ($6,198 thousand) and ¥4,471 million ($44,625 thousand), respectively.

Konami adopted FIN No.48 effective April 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of yen	Thousands of U.S. Dollars
Balance at April 1, 2007	¥—	$—
Additions for tax positions of prior years	706	7,047

Balance at March 31, 2008	¥706	$7,047

Total amount of unrecognized tax benefits that would reduce the effective tax rate, if recognized, is ¥706 million ($7,047 thousand).

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Although Konami believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next twelve months cannot be made at this time. Based on the items of which Konami is aware at March 31, 2008, any change to the unrecognized tax benefits that, if recognized, would affect the effective tax rate is not expected to be significant.

Konami recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income in fiscal year 2008. Both interest and penalties accrued as of March 31, 2008 and interest and penalties included in income taxes for the year ended March 31, 2008 are not material.

Konami files its income tax returns in various tax jurisdictions. Konami is no longer subject to tax examinations by tax authorities for fiscal years prior to 1998 for Europe, fiscal years prior to 2003 for North America and Australia, and fiscal years prior to 2005 for Japan, respectively.

14.    Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement. The Company’s foreign subsidiaries only have defined contribution plans and do not have defined benefit plans.

On March 31, 2007, Konami adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. Accordingly, Konami recognized the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the consolidated balance sheet and recorded the adjustments, after considering tax effect, as a component of accumulated other comprehensive income/loss. The adjustments made to accumulated other comprehensive income/loss represented actuarial (gain) loss and unamortized prior service cost under the previously adopted SFAS No.87, which were eliminated with the funded status recognized in the consolidated balance sheet.

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

Years ended March 31, 2006, 2007, and 2008—(Continued)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,444	¥3,326	$33,196
Service cost	233	234	2,336
Interest cost	23	24	239
Actuarial (gain) loss	(213)	(139)	(1,387)
Benefits paid	(161)	(145)	(1,447)

Benefit obligation, end of year	¥3,326	¥3,300	$32,937

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,596	¥2,723	$27,178
Actual return on plan assets	23	(198)	(1,976)
Employer contribution	203	187	1,866
Distribution to plan sponsor of overfunded amounts	—	(591)	(5,899)
Benefits paid	(99)	(77)	(768)

Fair value of plan assets, end of year	2,723	2,044	20,401

Funded status	(603)	(1,256)	(12,536)

Amounts recognized in the consolidated balance sheets consist of:
Other Assets	¥805	¥155	$1,547
Other Current Liabilities	(32)	(33)	(329)
Accrued pension and severance costs	(1,376)	(1,378)	(13,754)

Net amount recognized	¥(603)	¥(1,256)	$(12,536)

Recognized accumulated other comprehensive loss at March 31, 2007 and 2008 is as follows;

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Actuarial net gain	(320)	(221)	(2,206)
Prior service cost	(30)	(23)	(229)

	(350)	(244)	(2,435)

	Millions of Yen		Thousands of U.S. Dollars
	2007	2008	2008
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥2,455	¥2,472	$24,673
Accumulated benefit obligation	2,310	2,350	23,455
Fair value of plan assets	1,047	1,059	10,570

The measurement date used to determine pension benefit obligations for all the pension plans was March 31. The accumulated benefit obligation for the defined benefit plans was ¥3,169 million and ¥3,160 million ($31,540 thousand) at March 31, 2007 and 2008 respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2006, 2007 and 2008 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Service cost—benefits earned during the year	¥236	¥233	¥234	$2,336
Interest cost on projected benefit obligation	24	23	24	239
Expected return on plan assets	(41)	(44)	(46)	(459)
Recognized actuarial (gain) loss	(68)	(51)	(60)	(599)
Amortization of prior service cost	(1)	(13)	(13)	(130)

Net periodic cost	¥150	¥148	¥139	$1,387

Estimated amortization for actuarial (gain) loss and prior service cost for the year ending March 31, 2009 is as follows:

	Millions of yen	Thousands of U.S. Dollars
Actuarial net gain	(136)	(1,357)
Prior service cost	(13)	(130)

Weighted-average assumptions used to determine projected benefit obligations at March 31, 2007 and 2008 were as follows:

	2007	2008
Weighted-average assumptions:
Discount rate	1.3%	1.3%
Assumed rate of increase in future compensation levels	2.0%	1.9%

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007	2008
Weighted-average assumptions:
Discount rate	1.4%	1.4%	1.3%
Assumed rate of increase in future compensation levels	2.3%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.7%	1.7%	1.7%

The Company and its domestic subsidiaries determine the expected long-term rate of return on plan assets of the various assets categories in which it invests. Konami considers the current expectations for future returns and the actual historical returns of each plan asset category.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

The benefit plan weighted-average asset allocations for the Company and its domestic subsidiaries for the years ended March 31, 2007 and 2008 by asset category were as follows:

	2007	2008
Asset category:
Equity securities	22.6%	21.4%
Debt securities	23.2%	22.5%
Guaranteed investment contracts—insurance companies	38.6%	39.7%
Other	15.6%	16.4%

	100.0%	100.0%

The Company and its domestic subsidiaries’ investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. The Company and its domestic subsidiaries address diversification by the use of domestic and international equity securities and domestic and international debt securities in order to secure stable return on plan assets subject to specific risk management policies. The Company and its domestic subsidiaries evaluates the difference between expected return based on expected long-term rate of return on plan assets and actual return on invested plan assets on an annual basis. The Company and its domestic subsidiaries will revise the asset allocation if the evaluation requires a revision of its formulation of asset allocation.

The Company and its domestic subsidiaries have participated in the welfare pension fund for a multi-employer contributory plan. Konami’s contributions to the plan amounted to ¥765 million, ¥805 million and ¥849 million ($8,474 thousand) for the years ended March 31, 2006, 2007 and 2008, respectively, and were recorded as costs and expenses in the consolidated statements of income.

The Company and its domestic subsidiaries expects to contribute ¥188 million ($1,876 thousand) and ¥854 million ($8,524 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2009.

Future estimated pension benefit payments, using the defined benefit plan for the Company and its domestic subsidiaries are as follows.

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2009	¥158	$1,577
2010	166	1,657
2011	173	1,727
2012	180	1,797
2013	173	1,727
2014-2019	889	8,873

The Company has accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,332 million and ¥1,321 million ($13,185 thousand) at March 31, 2007 and 2008, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

15.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2008, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account were ¥ 64,629 million ($645,064 thousand).

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2007 and 2008:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2006	6,403,439	¥18,691
Acquisition through purchase of odd-lot shares	31,331	93
Issuance upon exercise under stock compensation plan	(133,800)	(373)

Balance at March 31, 2007	6,300,970	¥18,411
Acquisition through purchase of odd-lot shares	9,588	31
Issuance upon exercise under stock compensation plan	(76,329)	(213)
Retirement of treasury stock	(55,786)	(156)

Balance at March 31, 2008	6,178,443	¥18,073

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2007	$183,761
Acquisition through purchase of odd-lot shares	309
Issuance upon exercise under stock compensation plan	(2,126)
Retirement of treasury stock	(1,557)

Balance at March 31, 2008	$180,387

Stock-based Compensation Plan

The Company and its domestic consolidated subsidiaries maintain certain stock-based compensation plans for grant of stock subscription rights to their directors and employees. Under these plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations.

Konami’s stock option awards generally vest based on 2 to 4 years of continuous service and have 5-year contractual terms. These awards gradually vest through the period of service rendered and therefore compensation cost is recognized over the period, in which employees are required to provide service.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Previously, Konami elected to account for compensation cost under APB Opinion No.25, and FIN No.44. Konami has adopted SFAS No.123R beginning from the year ended March 31, 2007. The compensation cost recognized for the years ended March 31, 2006 and 2007 and 2008 were ¥97 million , ¥228 million and 68 million ($679 thousand), respectively.

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

	2006	2007	2008
Risk-free interest rate	0.02% - 0.16%	—	—
Expected term (in years)	0.82 - 2.48	—	—
Expected dividends	2.23%	—	—
Expected volatility	21.65% - 38.10%	—	—

The following summarizes Konami’s stock option and changes during the year ended March 31, 2008.

Options	Shares	Weighted-Average Exercise Price (in yen)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions of yen)
Outstanding at March 31, 2007	2,570,880	3,368	—	—
Granted	—	—	—	—
Exercised	(76,329)	2,176	—	—
Forfeited or expired	(1,537,590)	3,613	—	—
Outstanding at March 31, 2008	956,961	3,068	1.13	1
Exercisable at March 31, 2008	642,918	3,071	1.13	1

The weighted-average fair value of options granted was ¥489 for the year ended March 31, 2006. There were no stock options newly granted for the year ended March 31, 2007 or 2008.

Aggregate intrinsic value of options exercised were ¥8 million, ¥72 million and ¥26 million ($260 thousand) for the year ended March 31, 2006, 2007 and 2008, respectively.

The following table summarizes Konami’s nonvested shares and changes during the year ended March 31, 2008.

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2007	725,222	715
Granted	—	—
Vested	366,288	715
Forfeited	44,891	693
Nonvested at March 31, 2008	314,043	738

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Aggregate unrecognized compensation cost relating to nonvested compensation arrangements granted under the above employee stock option plan was ¥25 million ($250 thousand) at March 31, 2008. The cost is expected to be recognized over the weighted-average period of 0.22 years. Aggregate fair value of shares vested for the year ended March 31, 2006, 2007 and 2008 were ¥703 million, ¥926 million and ¥262 million ($2,615 thousand), respectively.

Cash received from the exercise of stock options were ¥253 million and ¥166 million ($1,657 thousand) for the year ended March 31, 2007 and 2008, respectively.

Konami has a policy for issuing its treasury stock to satisfy option exercises.

16.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2006, 2007 and 2008 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥2,019	¥3,907	¥5,174	$51,642
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	1,888	1,267	(2,907)	(29,015)

Balance, end of year	¥3,907	¥5,174	¥2,267	$22,627

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥198	¥66	¥93	$928
Net change	(132)	27	(25)	(249)

Balance, end of year	¥66	¥93	¥68	$679

Minimum pension liability adjustment:
Balance, beginning of year	¥—	¥(16)	¥—	$—
Adjustments for the year	(16)	16	—	—

Balance, end of year	¥(16)	¥—	¥—	$—

Adjustment on retirement benefits:
Balance beginning of year	—	—	350	3,493
Net change	—	—	(106)	(1,058)
Adjustments for the adoption of SFAS No. 158	—	350	—	—

Balance, end of year	¥—	¥350	¥244	$2,435

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥2,217	¥3,957	¥5,617	$56,063
Adjustments for the year	1,740	1,310	(3,038)	(30,322)
Adjustments for the adoption of SFAS No. 158	—	350	—	—

Balance, end of year	¥3,957	¥5,617	¥2,579	$25,741

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2006
Foreign currency translation adjustments	¥1,915	¥(27)	¥1,888
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	(518)	189	(329)
Less: reclassification adjustment for gains included in net income	334	(137)	197

Net unrealized losses	(184)	52	(132)

Minimum pension liability adjustment	(16)	—	(16)

Other comprehensive income	1,715	25	1,740

2007
Foreign currency translation adjustments	¥1,267	¥—	¥1,267
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	45	(18)	27
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized gains	45	(18)	27

Minimum pension liability adjustment	16	—	16

Other comprehensive income	1,328	(18)	1,310
Adjustments for the adoption of SFAS No. 158	592	(242)	350

Change in the year	1,920	(260)	1,660

2008
Foreign currency translation adjustments	¥(2,907)	¥—	¥(2,907)
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	(42)	17	(25)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(42)	17	(25)

Pension liability adjustment:
Net loss arising during the year	(105)	43	(62)
Less: amortization of net gain	(60)	23	(37)

Net loss	(165)	66	(99)
Amortization of prior service cost	(13)	6	(7)

Pension liability adjustments, net	(178)	72	(106)

Other comprehensive loss	¥(3,127)	¥89	¥(3,038)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2008
Foreign currency translation adjustments	$(29,015)	$—	$(29,015)
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	(419)	170	(249)
Less: reclassification adjustment for gains included in net income	0	0	0

Net unrealized losses	(419)	170	(249)

Pension liability adjustment:
Net loss arising during the year	(1,048)	429	(619)
Less: amortization of net gain	(599)	230	(369)

Net loss	(1,647)	659	(988)
Amortization of prior service cost	(130)	60	(70)

Pension liability adjustments, net	(1,777)	719	(1,058)

Other comprehensive loss	$(31,211)	$889	$(30,322)

17.    Derivative Financial Instruments

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. The aggregate notional amounts of derivative financial instruments outstanding at March 31, 2006, 2007 and 2008 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Forward exchange contracts to sell foreign currencies:
Contract amount	¥3,757	¥876	¥688	$6,867
Fair value	¥3,775	¥862	¥658	$6,568

Gain (Loss)	¥(18)	¥14	¥30	$299

Konami does not designate the forward exchange contracts as hedges. Accordingly the foreign currency gains and (losses) of ¥(18) million, ¥14 million and ¥30 million ($299 thousand) arising from these forward exchange contracts at March 31, 2006, 2007 and 2008, respectively, were included in earnings under the caption Other, net in the accompanying consolidated statements of income. Foreign exchange net losses, including those on these forward exchange contracts, for the years ended March 31, 2006, 2007 and 2008 were ¥455 million, ¥330 million and ¥705 million ($7,037 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2008 on fair value of those forward exchange contracts have not been significant as of the reporting date.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

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

The estimated fair values of Konami’s financial instruments at March 31, 2007 and 2008 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2007		2008		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥701	¥701	¥659	¥659	$6,578	$6,578
Long-term debt, including current installments	(26,980)	(26,592)	(21,388)	(20,845)	(213,474)	(208,055)
Derivatives:
Foreign exchange forward contracts:
Assets	14	14	31	31	309	309
Liabilities	—	—	1	1	10	10

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

19.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2006	2007	2008	2008
Cash paid during the year for:
Interest	¥1,137	¥1,024	¥1,007	$10,051
Income taxes	15,581	15,139	8,589	85,727
Acquisitions of new subsidiaries:
Fair value of assets acquired	6,180	997	9,707	96,886
Liabilities assumed	(7,955)	(1,286)	(9,283)	(92,654)
Goodwill	1,266	491	—	—
Minority interest	(924)	—	(57)	(569)
Cash paid, net of cash acquired	(1,433)	202	367	3,663
Property acquired under capital leases during the year	9,079	12,007	600	5,989
Recognition of tangible fixed assets due to assets retirement obligation	1,620	159	1,688	16,848

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

Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.
2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.
3. Gaming & Systems:	Production, manufacture and sale and service of gaming machines Casino Management System for overseas market.

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

Years ended March 31, 2006, 2007, and 2008—(Continued)

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

a .    Segment information

(1) Revenue and operating income (loss)

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Net revenue:
Customers	¥164,800	¥88,326	¥16,744	¥10,409	¥280,279
Intersegment	244	133	—	(377)	—

Total	165,044	88,459	16,744	10,032	280,279
Operating expenses	134,810	80,937	14,574	21,813	252,134

Operating income (loss)	¥30,234	¥7,522	¥2,170	¥(11,781)	¥28,145

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	557	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Thousands of U.S. Dollars
Net revenue:
Customers	$1,780,437	$860,325	$184,360	$143,258	$2,968,380
Intersegment	5,559	3,473	—	(9,032)	—

Total	1,785,996	863,798	184,360	134,226	2,968,380
Operating expenses	1,433,067	810,969	156,473	230,123	2,630,632

Operating income (loss)	$352,929	$52,829	$27,887	$(95,897)	$337,748

As discussed in Note 6 and 7, impairment charges of ¥10,533 million for long-lived assets and ¥9,180 million for identifiable intangible assets were included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2006.

Internet portal business included in the “Other” Segment until the year ended March 31, 2007 has been included in the “Digital Entertainment” Segment from the year ended March 31, 2008. Accordingly, fiscal year 2007 and 2006 figures have been restated to conform to the fiscal year 2008 presentation.

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Assets	¥114,654	¥105,533	¥9,627	¥72,823	¥302,637
Depreciation and amortization	2,286	5,420	517	5,559	13,782
Capital expenditures	3,184	1,557	661	8,631	14,033

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Assets	¥103,140	¥117,568	¥12,607	¥71,342	¥304,657
Depreciation and amortization	3,795	3,589	274	4,099	11,757
Capital expenditures	1,950	1,643	291	5,864	9,748

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Assets	¥120,530	¥128,296	¥13,646	¥56,776	¥319,248
Depreciation and amortization	4,982	3,723	251	3,113	12,069
Capital expenditures	1,349	1,746	1,324	9,312	13,731

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Thousands of U.S. Dollars
Assets	$1,203,014	$1,280,527	$136,201	$566,684	$3,186,426
Depreciation and amortization	49,726	37,159	2,505	31,071	120,461
Capital expenditures	13,464	17,427	13,215	92,944	137,050

Eliminations and corporate primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment and are stated on an accrual basis.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

Year Ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Property and equipment, net	¥64,075	¥ ,2,170	¥147	¥298	¥66,690	—	¥66,690

Year Ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$2,200,439	$340,723	$355,215	$72,003	$2,968,380	—	$2,968,380
Intersegment	211,069	47,929	439	6,568	266,005	$(266,005)	—

Total	2,411,508	388,652	355,654	78,571	3,234,385	(266,005)	2,968,380
Operating expenses	2,112,416	374,609	337,459	72,901	2,897,385	(266,753)	2,630,632

Operating income (loss)	$299,092	$14,043	$18,195	$5,670	$337,000	$748	$337,748

Property and equipment, net	$639,535	$21,659	$1,467	$2,974	$665,635	—	$665,635

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

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥340 million ($3,394 thousand) as of March 31, 2008.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2006, 2007, and 2008—(Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2006
Allowance for doubtful accounts
Trade accounts receivable	¥604	¥77	¥140	¥541
2007
Allowance for doubtful accounts
Trade accounts receivable	¥541	¥78	¥79	¥540
2008
Allowance for doubtful accounts
Trade accounts receivable	¥540	¥234	¥514	¥260

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2008
Allowance for doubtful accounts
Trade accounts receivable	$5,390	$2,335	$5,130	$2,595

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date:  July 31, 2008

/s/ NORIAKI YAMAGUCHI
Noriaki Yamaguchi Representative Director and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1	— Specimen common stock certificates of the registrant (English translation)***

2.2

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt****

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics**

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005
***	Incorporated by reference to the Annual Report on Form 20-F filed on July 31, 2003
****	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.