Form 20-F
period 2009-03-31
KONAMI CORP
filed 2009-08-03
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                      to

Commission file number: 1-31452

Konami Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

KONAMI CORPORATION

(Translation of registrant’s name into English)

Japan	7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323 Japan
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Noriaki Yamaguchi, +81-3-5770-0573, +81-3-5412-3300,

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

As of March 31, 2009, 133,461,502 shares of common stock were outstanding, including 361,123 shares represented by 361,123 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

As used in this annual report, “fiscal 2009” refers to our fiscal year ended March 31, 2009, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2005 through 2009, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2005	2006	2007	2008	2009	2009
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥260,691	¥262,137	¥280,279	¥297,402	¥309,771	$3,153,527
Cost of products sold and services rendered	180,363	184,744	193,506	205,188	212,636	2,164,675
Selling, general and administrative expenses	52,192	55,199	58,628	58,375	58,653	597,098
Restructuring and impairment charges (1)(2)	—	19,713	—	—	11,121	113,214

Operating income	28,136	2,481	28,145	33,839	27,361	278,540

Other income (expenses), net	(694)	5,957	(578)	(1,005)	(2,642)	(26,896)

Income before income taxes, minority interest and equity in net income (loss) of affiliated companies	27,442	8,438	27,567	32,834	24,719	251,644
Income taxes	7,902	(10,270)	10,919	13,080	10,715	109,081
Minority interest in income (loss) of consolidated subsidiaries	2,761	(4,267)	575	1,589	640	6,515
Equity in net income (loss) of affiliated companies	(6,293)	33	138	180	(2,490)	(25,349)

Net income	¥10,486	¥23,008	¥16,211	¥18,345	¥10,874	$110,699

Basic net income per share	¥87.41	¥175.86	¥118.15	¥133.63	¥79.30	$0.81
Diluted net income per share	¥87.41	¥175.80	¥118.09	¥133.57	¥79.30	$0.81
Cash dividends declared per share (3)	¥54.00	¥54.00	¥54.00	¥54.00	¥54.00	$0.55

Balance Sheet Data:
Total current assets	¥161,938	¥144,327	¥138,261	¥140,079	¥136,675	$1,391,377
Total goodwill, identifiable intangible assets and property and equipment	93,435	103,129	114,617	126,786	118,360	1,204,928
Total assets	304,321	302,637	304,657	319,248	301,670	3,071,058
Total current liabilities	99,827	81,224	82,466	75,113	62,386	635,101
Total long-term liabilities	73,150	55,477	44,832	57,052	55,745	567,495
Total stockholders’ equity	105,857	163,815	174,662	182,759	178,632	1,818,508

(1)	During fiscal 2006, we determined that the fair value of long-lived assets and identifiable intangible assets related to the Health & Fitness reporting unit was lower than their carrying value as a result of a review based on independent valuations. Accordingly, impairment of long-lived assets and identifiable intangible assets of ¥10,533 million and ¥9,180 million were recorded in operating expenses respectively.
(2)	During fiscal 2009, we recorded ¥11,121 million as restructuring and impairment charges that include impairment losses of long-lived assets for our Health & Fitness segment.
(3)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥98.23 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2009, the last business day on or prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15

Calendar year 2009
January	94.20	87.80	90.12	89.83
February	98.55	89.09	92.92	97.74
March	99.34	93.85	97.86	99.15
April	100.71	96.49	98.92	98.76
May	99.24	94.45	96.64	95.55
June	98.56	95.19	96.61	96.42

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 24, 2009, the noon buying rate was ¥ 94.86 per $1.00.

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

Our success depends on generating revenue from the timely introduction and shipment of new products. The majority of sales of new video game software generally occurs in the first thirty to one hundred and twenty days after release. The sales occurrence for amusement arcade games, token-operated games and card game products that belong to Digital Entertainment segment, gaming machines that belong to Gaming & System segment and pachinko slot machines that belong to Other segment also tends to be limited. We are constantly required to introduce new products in order to generate revenues and/or to replace declining revenues from older products. Also, because revenues earned during the early life of a product generally constitute a relatively high percentage of the total revenues earned from a product, a significant delay in the introduction of one or more new products, or the inability to ship in sufficient quantities to meet demand, could negatively affect sales and have a negative impact on our financial condition and results of operations. Unanticipated delays could also cause us to miss an important selling season such as the year-end holiday buying season or summer vacation. Moreover, our products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs.

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

The markets for video game software, arcade games, token-operated games, card game products, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of video game software for handheld systems and home game consoles, amusement arcade games, token-operated games, gaming machines and pachinko slot machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

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

Our quarterly operating results also may be materially impacted by other factors, including the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title. Also, many of our products are in the greatest demand from November to January, particularly at the end and beginning of the year. This trend is explained as these months correspond to the periods of children’s school holidays and it is customary in Japan to buy such products as Christmas and New Year presents in December and January. In addition, in the U.S. demand is highest from November, starting with Thanksgiving and through the Christmas season. Moreover, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of video game systems by the manufacturers of those platforms, such as Sony Corporation (“Sony”), Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”).

Inability to procure commercially valuable intellectual property licenses may prevent product releases or result in reduced product sales.

We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. For example, our products often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as Major League Baseball Properties, Inc., and Major League Baseball Players Association. We have also acquired content licenses from sports organizations such as FIFPro Commercial Enterprises BV, the Japan Professional Baseball League, the Japan Professional Soccer League, or J-League, and the Japan Football Association. In addition, we have obtained content licenses from various companies, including NIHON AD SYSTEMS Inc., Kodansha Ltd., and Shogakukan-Shueisha Productions Co., Ltd.

These license and distribution agreements are limited in scope and time, and we may not be able to acquire new licenses, renew licenses or include new products in existing licenses. The agreements are terminable upon the occurrence of a number of factors, including our material breach of the agreement, delay in payment of amounts due to the licensor in a timely manner, or a bankruptcy or insolvency. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

Inadequate intellectual property protections could prevent us from enforcing or defending our proprietary technology.

We regard our products as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various patents, copyrights and trademarks. We are aware that some unauthorized copying occurs within the video game software, trading card game and arcade machine industries. For example, unauthorized copies of the Yu-Gi-Oh! Trading Card Game have been found all over the world. If a significant volume of unauthorized copying of our trading card games and other products were to occur, it could cause material harm to our business and financial results.

Policing all the unauthorized use of our products is difficult and can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of Japan and the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and we may be unable to protect our intellectual property rights, particularly as we pursue new and emerging technologies. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

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

Approximately 72.2% of our net revenues during fiscal 2009 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and card game products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and twenties, the traditional target market for our products and services including computer & video games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining and its demographic makeup is already aging considerably. According to government estimates, as of January 2009, 22.2% of Japan’s population was aged 65 or over, and, released in April 2008, as of calendar year 2006, this percentage is expected to reach 25.2% by 2013 and 40.5% by 2055.

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

Legislation introduced at the local, state and federal levels in the United States and in other countries has established rating systems to inform consumers of software products that contain graphic violence and/or sexually explicit material. In 2005, legislation was also introduced in Japan to establish a system for local authorities to restrict the provision of products containing graphic violence. In addition, many countries have laws that permit governmental entities to censor the content and advertising of software. Although there are no mandatory government regulations in Japan, North America, Europe and Asian countries that are significant markets or potential markets for our products, an exception is China, where governmental approval is required for software sales in that country. Similar requirements for governmental approval may be adopted elsewhere. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. Moreover, uncertainties regarding the rating systems may give rise to confusion in the marketplace, and we are unable to predict what effect, if any, such rating systems would have on our business.

In the past several years, at least one lawsuit has been filed in the United States against video game companies by the families of persons shot and killed by teenage gunmen. This lawsuit, which did not name us as a defendant, alleged that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. While the plaintiffs’ claims were dismissed, similar lawsuits may be filed in the future which, if decided against us and our insurance carrier does not cover the amounts we are liable for, could have a material adverse effect on our business and financial results. Also payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

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

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Although amusement arcade revenues and the sales of arcade games had continued to grow, the market environment shows a declining trend due to the worldwide economic downturn stemming from the financial recession that started in the U.S. In addition, due to the development of full-scale home video game systems that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with network and game functions, consumers now have increasing leisure alternatives outside of amusement arcades. As customer preferences diversify, fewer people may visit frequently the amusement arcades on which we depend for sales of our amusement arcade game software, amusement arcade games and token-operated game machines and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

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

If we are not able to achieve success with respect to the factors outlined above, the growth of our health & fitness segment may be limited. We cannot assure you that we will be able to implement our growth strategy, open new clubs in a timely and cost-efficient basis or operate our new clubs profitably. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. If we are unable to enhance the performance of our new fitness clubs, our operating income may be adversely affected. In fiscal 2009, we recorded ¥11,121 million as restructuring and impairment charges that include impairment losses of long-lived assets for our Health & Fitness segment, and we may still incur future impairment charges against goodwill, other identifiable intangible assets, or property and equipment.

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

Our operations are subject to national, local and municipal government regulation in the various jurisdictions in which our clubs are located. These regulations include, but are not limited to, health, sanitation and safety regulations with respect to the sale of food and beverages and the operation of swimming pools and baths. Any failure to comply with these regulations could result in the temporary suspension or loss of licenses necessary for food service and other operations at our clubs. In addition, any resulting negative publicity that could have an adverse effect on our reputation and ability to attract and retain club members.

We may be unable to get refunds of deposits and guarantee money relating to leases of land and buildings for the use of our fitness club facilities.

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2009, such deposits and guarantee money accounted for over 9% of our total assets.

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

An adverse change affecting the gaming and systems industries, including a change in the economy, in gaming regulations or in the expansion and popularity of casino gaming, will negatively impact our profitability and our potential for growth.

Our ability to grow our business and operate profitably is substantially dependent upon the expansion of the gaming industry and factors that are beyond our control. These factors include, among others:

•	changes in the economy;

•	the pace of market expansion;

•	changes in gaming regulation;

•	fluctuations in popularity of casino gaming; and

•	changes in casino gaming tax rates instituted by national, state or province governments.

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

Risks Relating to Our Other Operations—LCDs for Pachinko machines and Pachinko slot machines

Upon manufacturing LCDs for Pachinko machines, any delay or disruption in shipments from outside sources or incorporation of our software into the LCDs by subcontractors may adversely affect our profits.

The manufacturing of LCDs is a complicated process which we entrust to third parties through agreements with certain suppliers who specialize in LCD commercial production. While we believe that we currently enjoy good relations with these suppliers, we cannot ensure that they will be able to provide us with the quality and quantity of LCDs which we may require in the future. We also rely on subcontractors to incorporate our software into the LCDs, which makes it possible that we will suffer profitability losses in the event of complications or delay. In addition, if any of the manufacturers or subcontractors discontinues their operations and we cannot find suitable replacements in a timely manner, we may face delays in introducing new products into the market and a decreased capacity for supplying software that is integrated into LCDs, adversely affecting our results of operations.

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

Upon receipt of commission by a prefectural public safety commission, the Security Association conducts a regulatory check as to whether pachinko and pachinko slot machines fulfill prescribed conditions on the basis of documents submitted by the pachinko and pachinko slot makers, as well as the practical exam, as described below:

1.	Pachinko and pachinko slot machine makers apply for the Security Association examination (application lots are determined by lottery).

2.	In case the machines fail to pass 1., applicants must correct the parts which failed the examination, reapply, and upon passing, move on to 3.

3.	The machines are inspected by a prefectural public safety commission.

4.	The machines are set up in a pachinko hall, and the police ward with jurisdiction over the pachinko hall conducts an inspection.

5.	Operation of the machines begins in the hall upon passing the test in 4. above.

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

Risks Relating to the Shares and the ADSs

Our shareholders of record on a record date may not receive the dividend they anticipate.

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from the practice widely followed in foreign markets. Our dividend payout practice is no exception. Pursuant to our Articles of Incorporation, our Board of Directors can determine the matters regarding dividends. While we may announce a dividend forecast prior to the record date of March 31, September 30, or such other date as we may set pursuant to our Articles of Incorporation, our Board of Directors is not legally bound by such forecast. Instead, our Board of Directors ultimately determines the actual dividend payment amount to our shareholders of record on a record date, including whether we will make any dividend payment to such shareholders at all, after the expiry of such record date. Therefore, our shareholders of record on the March 31 record date may not receive the dividend they anticipate.

Our share price is volatile and shareholders may not be able to recoup their investment.

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock ranged from ¥1,275 to ¥4,410 during fiscal 2009.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of March 31, 2009, there were 133,461,502 shares of our common stock outstanding including 35,392,530 shares, representing 26.52% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and Chief Executive Officer and his affiliate holders Yoko Kozuki, Kozuki Foundation for Sports and Education, Kozuki Holding B.V. and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,500,000 additional shares of common stock generally without any shareholder approval. In addition, as of March 31, 2009, we held 10,038,498 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for stationary consoles such as Sony PlayStation, PlayStation 2, PLAYSTATION 3, Nintendo Wii, and Microsoft Xbox 360, and for portable consoles such as Sony PlayStation Portable and Nintendo DS, as well as for use on personal computers. In addition, we plan, produce, operate and distribute entertainment content for mobile phone online games.

We produce gaming machines for casinos in the United States, Australia and other overseas jurisdictions, in addition to video games and token-operated games installed in amusement arcades and other entertainment venues in Japan. We also produce card games, character goods, toys & hobbies, publications, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. In addition, we produce software and hardware for pachinko slot machines and LCDs used in pachinko machines.

In addition, we believe that we are the leading operator of fitness clubs in Japan, in terms of revenues, members and the total number of facilities. As of March 31, 2009, our nationwide network of 228 directly operated health and fitness club facilities and 117 sports facilities whose operations are outsourced to us, cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006, and COMBI WELLNESS Corporation became its wholly-owned subsidiary as of May 31, 2006 following our acquisition of all of its outstanding shares. We also have enhanced the value of each facility of former Sportsplex Japan Co., Ltd., which was merged into Konami Sports & Life Co., Ltd. as of June 30, 2008, by promoting the expansion of high quality and wide-ranging services. We aim to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of health-related equipment and supplements.

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

Many of our successful products have resulted from diversified use of strong contents. For example:

•

We first sold DanceDanceRevolution, one of our popular products, in November 1998 as an amusement arcade game. We launched DanceDanceRevolution in the form of home video game software in April 1999 and have sold over one million units. This product has become increasingly popular in North America today, as it has been utilized for physical education classes in schools. We started distributing DanceDanceRevolution S for iPhone/iPod touch in February 2009.

•

We launched beatmania as an amusement arcade game in December 1997. We began selling beatmania in the form of home video game software in October 1998 and have sold over one million units. We sold beatmania as a pachinko slot machine in April 2008.

•

We sold Yu-Gi-Oh! as video game software for Game Boy in July 1998; we subsequently introduced our hit Yu-Gi-Oh! Trading Card Game in February 1999. From April 2006, we created Yu-Gi-Oh! ONLINE, an online version of the Yu-Gi-Oh! Trading Card Game. Since March 2008, we have also developed Yu-Gi-Oh! DUEL TERMINAL, an amusement arcade game, for amusement arcades and supermarkets and introduced a new type of entertainment using trading cards.

•

METAL GEAR SOLID, first sold in 1998, has been a big hit as video game software. In 2008, we released METAL GEAR SOLID 4 simultaneously in Japan, Europe and North America and recorded a big hit through this global launch. We have also developed the METAL GEAR ONLINE service for PS3 and the METAL GEAR SOLID TOUCH service for the iPhone/iPod touch produced by Apple Inc. and conducted sales of DVDs. Further, we have conducted various business activities such as using existing beverages and mobile phones as in-game items through collaboration with a beverage maker and a mobile phone maker.

•	Tokimeki Memorial, a teenage romance game first introduced in 1994, have been hit video game software products and have also generated substantial sales of related character goods.

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

For the fiscal year ended March 31, 2009, we had consolidated net revenues and net income of ¥309,771 million and ¥10,874 million, respectively, compared with net revenues and net income of ¥297,402 million and ¥18,345 million, respectively, for the fiscal year ended March 31, 2008.

Products and Services

We classify our businesses into three segments: Digital Entertainment, Health & Fitness and Gaming & System, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing major business segments—video game software, amusement, card game and online—into one Digital Entertainment Segment from April 2005 to create a business structure where we can achieve maximum synergies. During fiscal 2009, this segment had net revenues of ¥187,628 million, which accounted for 60.6% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five businesses as follows:

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

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. We believe that we had approximately 22% of the market in fiscal 2008 as measured by revenues based on “Fitness Club Industry Trends in Japan, 2008” published by Club Business Japan in June 2009. During fiscal 2009, this segment had net revenues of ¥89,965 million, which accounted for 29.0% of our consolidated net revenues, before elimination of intersegment revenues.

Gaming & System Segment

This segment is involved in developing content and hardware for gaming machines for casinos outside of Japan. During fiscal 2009, our net revenues from this segment were ¥18,336 million, which accounted for 5.9% of our consolidated net revenues, before elimination of intersegment revenues.

In addition, as part of our shift to a holding company structure, we transferred our research and development center for gaming machines to Konami Gaming, Inc., our U.S. subsidiary in March 2006, to become Konami Gaming’s Japanese branch and research and development hub.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2009.

Segment Revenues

	Year ended March 31,
	2007	2008	2009	2009
	(yen in millions, dollar in thousands)
Net Revenues:
Digital Entertainment	¥165,044	¥178,939	¥187,628	$1,910,089
Health & Fitness	88,459	86,544	89,965	915,860
Gaming & System	16,744	18,471	18,336	186,664
Other and Eliminations	10,032	13,448	13,842	140,914

Consolidated net revenues	¥280,279	¥297,402	¥309,771	$3,153,527

Notes:

“Other” consists of businesses which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” “Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥178,939 million in fiscal 2008 and ¥187,628 million in fiscal 2009, an increase of ¥8,689 million.

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

By developing video game software for each of the leading home and handheld video game platforms, we are able to limit our dependence on individual platforms, capitalize on the popularity of successful platforms from time to time, and sell to a more diverse group of consumers since the target age group for each major platform differs. Along with the diversification of consumers’ preferences, Nintendo DS and Wii attract a wide range of users across different age and gender groups.

The market for video game software is substantially affected by sales of the various video game platforms. Our sales of video game software are inevitably affected to a substantial degree by the cyclical nature of the industry generally as platforms change, but through diversification we seek to limit this effect.

Software Titles

Although we have published more than 100 new titles of video game software each year, in fiscal 2009 we streamlined the number of new titles to 88 titles under the theme of “Selection and Concentration.” Almost all of these titles are designed for use with leading home and portable game platforms. We publish software titles in a variety of genres, including sports, action, role playing and music simulation.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2009 and 2010 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2010 will be released when scheduled, if ever.

Titles Released in Fiscal 2009

Title	Category	Platform	Release Date	Market
METAL GEAR SOLID 4 GUNS OF THE PATRIOTS	Action	PLAYSTATION 3	June 2008	Worldwide
WORLD SOCCER Winning Eleven 2009	Sports (Soccer)	PLAYSTATION 3	November 2008	Japan
JIKKYOU PAWAFURU PUROYAKYU PORTABLE 3	Sports (Baseball)	PlayStation Portable	May 2008	Japan
Enchanted Folk and the School of Wizardry	Communication	Nintendo DS	November 2008	Japan
A penguin’s troubles saikyo penguin densetsu!	Adventure	Nintendo DS	December 2008	Japan
DanceDanceRevolution Hottest Party 2	Music Game	Wii	September 2008	North America
KARAOKE REVOLUTION American Idol ENCORE 2	Music Game	Wii	November 2008	North America
PRO EVOLUTION SOCCER 2009	Sports (Soccer)	PlayStation 2/PLAYSTATION 3/PC/Xbox 360/ PlayStation Portable	October 2008	Europe
pawapurokun pocket11	Sports (Baseball)	Nintendo DS	December 2008	Japan
QUIZ MAGIC ACADEMY DS	Communication Quiz	Nintendo DS	September 2008	Japan
Silent Hill Homecoming	Action	PLAYSTATION 3/Xbox360	October 2008	North America
PRO EVOLUTION SOCCER 2009	Sports (Soccer)	PlayStation2/ PLAYSTATION 3/Xbox360/ PlayStation Portable/	November 2008	North America

Titles Released or Anticipated to Be Released in Fiscal 2010

Title	Category	Platform	Release Date	Market
JIKKYOU PAWAFURU MAJOR LEAGUE 2009	Sports (Baseball)	PlayStation2/Wii	April 2009	Japan
PROFESSIONAL BASEBALL SPIRITS 6	Sports (Baseball)	Multi-Platform	Fiscal 2010	Japan
JIKKYOU PAWAFURU PUROYAKYU 16	Sports (Baseball)	Multi-Platform	Fiscal 2010	Europe/ North America
WORLD SOCCER Winning Eleven 2010	Sports (Soccer)	Multi-Platform	Fiscal 2010	Japan
PRO EVOLUTION SOCCER 2010	Sports (Soccer)	Multi-Platform	Fiscal 2010	Europe/ North America
Magician’s Quest	Communication	Nintendo DS	May 2009	North America
Yu-Gi-Oh! 5D’s STARDUST ACCELERATOR-World Championship 2009	Adventure	Nintendo DS	May 2009	North America/ Europe
DanceDanceRevolution Hottest Party 3	Music	Wii	Fall 2009	North America
Love Plus	Romance Simulation	Nintendo DS	Summer 2009	Japan

*	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•

METAL GEAR SOLID.    With respect to our METAL GEAR SOLID series, we have sold over seven million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and seven million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. METAL GEAR SOLID 3 SNAKE EATER, launched during fiscal 2005, sold more than 3.6 million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, and METAL GEAR SOLID 4 GUNS OF THE PATRIOT, launched during fiscal 2009, sold more than 4 million units, increasing our total series sales to over 27 million units as of March 31, 2009.

•

Soccer titles.    We have sold a total of over 54 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe and North America) in worldwide as of March 31, 2009, since the initial title was released during the year ended March 31, 1996.

•	Baseball titles. We have sold a total of more than 18 million units of baseball titles in Japan as of March 31, 2009, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2005	2006	2007	2008	2009
Platforms	Units	Units	Units	Units	Units
	(sales units in ten-thousands)
PlayStation	36	10	2	1	1
PlayStation 2	1,710	1,290	1,063	796	469
PLAYSTATION 3	—	—	6	194	761
PlayStation Portable	38	332	326	383	331
Game Boy	2	0	0	0	0
Game Boy Advance	339	201	58	6	0
Nintendo GameCube	65	38	10	9	0
Nintendo DS	13	164	493	557	433
Wii	—	—	41	206	454
Xbox	150	122	35	3	0
Xbox 360	—	11	141	124	179
PC	86	50	68	56	50
Other	—	13	7	0	3

Total	2,439	2,231	2,250	2,335	2,681

Software Development

We seek to produce video game software that is fun and exciting, and which provide sufficient challenges at various levels of proficiency to encourage repeated play. We also produce and release titles with comic, cartoon and movie contents and achieve synergy with media. We produce most of our own video game software.

Because the popularity of successful titles fades quickly, we are constantly working to develop new titles and sequels to existing titles. The life span for video game software titles depends on the type of title. Sports titles, which are updated frequently, may last indefinitely. Other titles usually have short life spans, generally six months to one year.

Most of our video game software production, including titles designed for overseas markets, is conducted by our group companies in Japan and the U.S. We subcontract part of the production to a subsidiary in China, Konami Software Shanghai, Inc. We expect that this subsidiary will be able to create and develop sophisticated video game software for both the Japanese market and the international market as it gradually acquires additional expertise and know-how.

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

Hiring and retaining talented creative staff is key to developing successful content. To do this, we have introduced equity-based incentives and remuneration packages for creative staffs and developers that reflect the financial performance of their titles. We believe that this compensation structure that rewards creators for the success of their games and our policy of providing creators substantial independence and flexibility, enables us to attract and retain game creators that are among the best in the industry.

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

The following table sets forth information with respect to our platform licenses. In some instances, we have more than one platform license for a particular platform. All of the platform licenses shown below are automatically renewed on an annual basis.

Manufacturer	Platform	Territory	Initial Contract Date
Nintendo	DS	Japan	October 1, 2004
Nintendo	DS	United States and Canada	June 23, 2005
Nintendo	DS	Europe	July 24, 2005
Nintendo	Wii	Japan	October 2, 2006
Sony	PlayStation 2	Japan	April 1, 2003
Sony	PlayStation 2	Asia	April 1, 2003
Sony	PlayStation 2	United States and Canada	October 25, 2001
Sony	PlayStation Portable	Japan	November 19, 2004
Sony	PlayStation Portable	Asia	May 1, 2005
Sony	PlayStation Portable	United States and Canada	February 11, 2005
Sony	PLAYSTATION 3	Japan	October 20, 2006
Sony	PLAYSTATION 3	United States and Canada	October 20, 2006
Sony	PLAYSTATION 3	Europe	October 20, 2006
Sony	PLAYSTATION 3	Asia	October 20, 2006
Microsoft	Xbox360	Worldwide	November 22, 2005

Nintendo charges us an amount for each Nintendo DS cartridge manufactured. This amount varies based, in part, on the memory capacity of the cartridges. Nintendo Wii, Sony and Microsoft contracts include a charge for every disc manufactured. The amounts charged by the manufacturers include a royalty for the use of the manufacturer’s name, proprietary information and technology, and are subject to adjustment by the manufacturers at their discretion. The manufacturers have the right to review, evaluate and approve a demo-disc of each title and the title’s packaging.

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

As for overseas marketing, we sell our products through sales representatives at our subsidiaries, principally those in the United States, Germany and Hong Kong. Due to different commercial environments, there are some risks for price protection or returned goods. In the European markets, soccer game software has made solid sales, whereas in the North American market, music game software is popular.

Amusement Business

Our Amusement business produces and sells video game machines and token-operated game machines for amusement arcades.

Amusement Arcade Games—Industry Overview

According to the most recent industry statistics, the domestic amusement industry had total revenues of ¥897.2 billion during fiscal year 2008. The breakdown by category is shown in the following table.

Amusement Industry—Revenues in Japan

	December 31,
Industry	2001	2002	2003	2004	2005	2006	2007
	(billions of yen)
Amusement arcade operations	¥590.3	¥605.5	¥637.7	¥649.2	¥682.5	¥702.9	¥678.1
Amusement arcade games (Japan)
Video game machines	24.5	22.7	35.0	39.6	48.5	50.2	49.7
Token-operated game machines	22.3	27.1	37.4	37.0	46.0	48.5	44.0
Prize machines	10.7	12.3	16.8	14.6	12.7	14.0	12.7
Vending machines	18.0	18.8	18.5	19.5	19.3	18.4	16.9
Music simulation game machines	4.9	3.4	3.4	3.3	3.4	3.4	4.7
Card games	—	—	—	5.5	11.5	8.7	8.0
*Kids’ Card games	—	—	—	—	—	23.7	19.6
Other	39.7	50.2	52.9	48.2	47.2	43.3	50.0

Sub-total	120.2	134.5	164.0	167.7	188.6	210.2	205.6
Amusement arcade games (exports)	20.6	20.0	13.9	12.9	10.6	13.2	13.6

Total	¥731.1	¥760.0	¥815.6	¥829.8	¥881.7	¥926.3	¥897.2

*	Sales amounts related to the Kids’ card games Industry was added from 2007.

Source:	“Amusement Industry Survey, Fiscal 2008” (September, 2008), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have competitive leisure alternatives. Revenues from the operation of amusement arcades were ¥678.1 billion in fiscal 2008 compared with ¥702.9 billion in fiscal 2007, decreasing for the first time in six years after five consecutive years of increase. This decrease was primarily due to a decrease in the number of venues triggered by the closing of relatively small scale amusement arcades resulting from a decrease in the number of customers due to a decline in consumer spending caused by deterioration of the economy. The number of installed amusement arcade games also decreased for the first time in three years. The restructuring of the amusement industry such as development of large-scale amusement arcades attractive to customers continues, and only sales at shopping centers that target families have increased for eight consecutive years.

Our Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In fiscal year 2008, we introduced approximately 13 new titles for video game machines for amusement arcades, more than half of which were sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, which together constitute a recognized brand such as DanceDanceRevolution and MAH-JONG FIGHT CLUB.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that cannot be replicated easily by home video game systems. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our Amusement business. Hit music simulation games have included DanceDanceRevolution, beatmania, pop’n music, GuitarFreaks & DrumMania. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

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

Our e-AMUSEMENT Titles:

The following are the major models of our video game machines currently on sale that are compatible with our e-AMUSEMENT service.

•	MAH-JONG FIGHT CLUB, a Mah-jong game that allows multiple players to participate simultaneously from different locations;

•	QUIZ MAGIC ACADEMY, an online quiz game participated by many players from all over the country;

•	beatmania series: beatmania IIDX, pop’n music, DanceDanceRevolution, GuitarFreaks & DrumMania, music simulation games such as jubeat; and

•	BASEBALL HEROES, an online baseball game that allows multiple players to participate by using professional baseball players’ cards.

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

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, as of fiscal 2008, sales of token-operated game machines amounted to ¥44 billion, comprising approximately 21% of the ¥205.6 billion Japanese amusement arcade game market. Also, as indicated in the following table, revenues from amusement arcade operations and revenues from the operation of token-operated game machines increased every year from fiscal 2002 through fiscal 2007, but decreased in fiscal 2008. This decrease was caused by a decline in the number of customers due to the recent economic downturn and the revival of home video game machines such as Nintendo Wii as well as a trend of decline in the total number of amusement arcades.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2003	2004	2005	2006	2007	2008
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥27.1	¥37.4	¥37.0	¥46.0	¥48.5	¥44.0
Revenues from amusement arcade operations	605.5	637.7	649.2	682.5	702.9	678.1
Revenues from token-operated game machines	152.6	163.1	176.2	179.7	199.8	195.1
Token-operated game machine revenues as a percentage of amusement arcade revenues	25.2%	25.6%	27.1%	26.3%	28.4%	28.8%

Source:	“Amusement Industry Survey, Fiscal 2008” (September 2008), Japan Amusement Machinery Manufacturers Association.

Our Amusement Business—Overview of Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Repeat sales of GRANDCROSS, and the most recent series GRANDCROSS PREMIUM and SPINFEVER, a medium-size pusher machine accounted for a substantial majority of our net revenues of token-operated game machines in fiscal 2009. The GRANDCROSS series is a large-scale token-operated pusher-machine game, enabling 32 users to play together simultaneously, and provides an innovative fusion of token-pushing games and BINGO, presenting the orchestration of lights, sounds, and pictures.

Medium- and large-sized game machines, which attract older children and adults, are supplied mainly to amusement arcades. In addition to SPINFEVER and GRANDCROSS, our principal machines include the ETERNAL NIGHTS series, a new sensory experience adventure game simulation RPG, the FANTASTIC FEVER series and the GI-HORSEPARK series, large-scale horse race games in which users can bet tokens and play racing games or training games. We also sell the Tower Pusher series, small-sized token-operated game machines. In this way, we are advancing a full lineup of various types of token games.

Token Operated Game Machines—Production

Our domestic token-operated game machines are developed in our production facilities in Kanagawa, Japan. As for production, Konami Manufacturing and Service, Inc. produces the domestic token-operated game machines.

Token Operated Game Machines—Marketing, Sales and Distribution

While Konami Digital Entertainment Co., Ltd. markets and sells our token-operated game machines, Konami Manufacturing & Service, Inc. is in charge of distribution.

Card Games Business

Toy Industry Overview

Consumption Trends—Declining Child Population and Enlarging the Age Brackets of Consumers

Each company in the Japanese toy industry is being forced to respond to changes resulting from a declining child population and the growing number of alternative options for play. Furthermore, companies must develop toys with original ideas so children will play with toys to a more advanced age than at present.

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

Trends and Characteristics of Toy Demand

In recent years, the toy and hobby business has been under difficult conditions not only due to the declining birthrate but also due to the diversification and the changes in customer’s preference. However, there has also been progress in diversification of distribution, expansion of new types of stores and diversification of products.

Under these circumstances, the age target set by toy makers has widened from infants aged zero to seniors. Furthermore, sales of card game products and trading card products, regarded to belong to the peripheral area of conventional toys, increased compared to the previous year while other toy makers engage in the development of products which are not categorized as conventional toys.

Our Card Games Business

We produce, develop, design and sell a range of card products and card-related products. These products are based on well-known characters, brands and images, or content, which we either produce on our own or license from third parties. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh! Although each product is different, in most cases, we produce, develop and design the product around popular content and subcontract the manufacturing to a third party.

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

Marketing, Sales and Distribution

Marketing and sales in Japan are mostly conducted through direct sales to retailers, but depending on our target users and market conditions, we may choose more suitable methods. In July 2001, we opened the Konami Card Game Center in Tokyo as a customer service base for our card games business. Although we used to have partnership with retailers in the United States and Europe, we have switched to our independent distribution and have conducted sales in the United States since December 2008 and in Europe since April 2009, respectively.

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

We also expect mobile phones to become a new platform for home video game software. In Japan, mobile phones are not just phones, but wireless Internet handsets loaded with digital cameras and multi-media processors. As of March 2009, the number of mobile phone subscriptions exceeded 107 million, and due to the prevalence of flat-rate plans offered by communication carriers, as well as advancements in mobile phone handset functions, the shift to content-rich media has expanded. Although usage rates for personal computers and the Internet is higher in the U.S. than in Japan, comparatively more people access the Internet via mobile phones in Japan and mobile phones are increasingly becoming a popular way to access the Internet.

Companies such as NTT DoCoMo, Inc. (DoCoMo) have developed a cutting-edge third -generation mobile phone technology enabling 24-hour access to the Internet at low cost from mobile phones for Japanese subscribers. One of the most popular services, i-mode, has been developed by DoCoMo and enables subscribers to view specified websites and to receive e-mails from mobile phones. In addition to accessing the Internet and e-mails, i-mode provides access to financial information (including share prices and net banking), travel information, news and entertainment information. Additional contents such as games are usually provided for an additional subscription of ¥100 to ¥300 per month. Other online mobile phone services, such as Softbank Mobile’s Yahoo! Keitai and EZweb by KDDI (au), provide similar functions. These third-generation services not only enable efficient access to e-mails, faster viewing for websites and e-commerce application, but also provide necessary speed and volume to support innovative multimedia applications such as more enhanced online games, downloading of music and video images.

Our Online Business

We develop, publish, distribute and sell software for home video game systems, personal computers, mobile phones and online networks. We plan to actively enter the mobile phone and online game software business in light of the recent growth of the online and mobile phone game markets, and we believe there may be new opportunities for profits with our software titles.

In October 2001, we established Konami Mobile Online, Inc. as our principal subsidiary developing games for mobile phones. In September 2003, we renamed it Konami Online, Inc. and added online game business to its existing businesses to manage online game infrastructures. Konami Online, Inc. later merged into Konami Corporation in April 2005. In the same month, Konami Corporation accepted new third-party shares issued by HUDSON SOFT CO., Ltd. and made it a consolidated subsidiary. Konami Digital Entertainment Co., Ltd. was established to take over our digital entertainment business and, starting from March 31, 2006, develop our online business for the purpose of synergetic effects between the Computer and Video Games Software and Card Games businesses. We develop and distribute various contents for all domestic mobile network services, including i-mode, Yahoo! Keitai and EZweb. In 2003, we started distribution of various game contents in North America, Europe and Asia. In Japan, we provide a download service for ringer melodies and wallpapers for mobile phones. Most of our games for mobile phones are mobile phone versions of our popular home video game software. Depending on the type of service, the subscription fee for users is ¥70 to ¥300 per month. As new services, we have distributed METAL GEAR SOLID TOUCH and DanceDanceRevolion S for iPhone/iPod touch which have received favorable reviews. We plan to add our successful sports titles to our distribution lineup.

Prior to fiscal 2007, we hosted online functionalities for our console games with online capability on our internal servers mainly for PlayStation 2. As the online capability of PlayStation 2 was rather limited, our video game software with online functionality was designed so that playing games on the console was the major premise, and the online usage rate was relatively low at that time. However, since PLAYSTATION 3, which provides easier Internet access to users, led to significant improvements in the quality of the online component, from fiscal 2008 we have produced and sold video game software for PLAYSTATION 3 which emphasizes the online services. In fiscal 2009, we started distributing METAL GEAR ONLINE, which recorded in total1.3 million accounts worldwide and has gained popularity.

Health & Fitness Segment

Our Health & Fitness segment is comprised of the operation of fitness clubs and the design, manufacture and sales of fitness machines and fitness-related products.

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥86,544 million in fiscal 2008 and ¥89,965 million in fiscal 2009, an increase of ¥3,421 million.

Fitness club business

Industry Overview

According to “Fitness Club Industry Trends in Japan, 2008” published by Club Business Japan, private fitness club revenues in Japan have increased from ¥379.6 billion in 2004 to over ¥400 billion in 2008, and the number of private fitness club memberships has also increased from 3.78 million in 2004 to over 4 million in 2008. However, these figures decreased slightly during the most recent two years, which was primarily due to a decrease in the enrollment of young people age 20 to 35, particularly a decrease in the enrollment of women, while admission of middle-aged and senior adults increased.

On the other hand, the number of facilities continued to increase but not at the same pace as in 2007 when an increase of 20% was recorded compared to the previous year, and the total number of facilities was estimated to be 3,269 as of the end of December 2008. Although nearly 400 small-scale circuit-training gyms opened each year in 2006 and 2007, such pace steadied down in 2008 with the opening of 156 small-scale circuit-training gyms. A pace of opening of new types of facilities such as small-scale gyms exclusively for women and studio-type facilities specialized in yoga and Pilates has slowed down, and it was reported that 245 clubs were newly opened overall in 2008.

Despite this slower pace, because facilities in line with the diversity of customers’ preferences were continuously opened, the overall supply of facilities exceeded demand, resulting in intensified competition in the same sales areas located mainly in metropolitan areas. As a results, the number of membership per facility has been on a declining trend that has continued since 2005 as stated in the aforementioned “Fitness Club Industry Trends in Japan, 2008”.

However, the future fitness market is expected to grow in the medium to long term period considering the growing interest in diet programs and measures against slowing metabolisms, the movement to build a new health service scheme in local communities with the cooperation of the private sector, governmental authorities and academia, as well as the growing popularity of home fitness as represented by Wii Fit and fitness DVDs.

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

While the health-consciousness of Japanese people has increased significantly, their preferences and lifestyles have become more diverse. In order to achieve further growth in our Health & Fitness segment, we promote the provision of services which meet our customers’ diverse needs and the development of externally competitive products. However, a decline in consumer spending caused by the worldwide recession that has continued since the fall of 2008 has also affected our Health & Fitness segment. As a result, we tested the recoverability of underperforming clubs and recorded a pre-tax impairment charge of ¥7,881 million for long-lived assets during the fourth quarter of the fiscal year ended March 31, 2009. We also considered operations of all clubs within each market served by multiple clubs and determined to cease operation of certain of these clubs that overlap in a particular marked to improve the profitability of our clubs, as well as improvement of our products and services, to survive the current severe market conditions.

As of March 31, 2009, we directly owned and operated a nationwide network of 228 fitness clubs and operated an additional 117 sports facilities outsourced to us. The directly owned clubs collectively served 916,438 members as of March 31, 2009. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We also act as a nationwide agent of health and fitness programs for the Japan area, acquiring licenses for programs having worldwide popularity, and supply these programs to other fitness clubs as well. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations and publishing a magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to grow our business profitably. While Japan’s population is growing very slowly, is aging rapidly, and is projected to begin contracting in the future, the percentage of the population that are members of fitness clubs is significantly lower in Japan than it is in the United States. First, we plan to carefully continue opening of new fitness club facilities focusing on their profitability in a short to medium term, while critically assessing the profitability of existing facilities. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to differentiate us from our competitors by introducing fitness machines that include differentiated features and by expanding our business into value-added services that can meet the evolving needs of consumers such as cafeterias. In September 2008, we set up a booth at the 34th International Home Care & Rehabilitation Exhibition H.C.R 2008 to introduce our original equipment, programs and services developed in response to an ageing society.

We believe we are the only company in Japan which operates fitness clubs and conducts a product development business. We expect to continue to increase revenues through club and membership growth not only by increasing the number of facilities and members, but also by providing products and services in relation to overall health service. We currently serve, not all, but many of the major cities in Japan.

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the fitness club industry in Japan, we unified our collection of brands, including XAX and PEOPLE, into a single brand: Konami Sports club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides individualized lessons for each customer. Furthermore, we launched the first official i-mode (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information. Going forward, we plan to offer an IT health management system that will enable comprehensive management of a person’s health, connecting the three aspects of daily health and lifestyle—the fitness club, the home and outside the home.

Also, we focus more on improving the quality of our services than on reducing our prices in order to compete efficiently. For example, we offer value-added services such as spa and massage in our fitness clubs for extra charges. Also, we offer events and tours such as Honolulu Marathon tours and ski tours in which our members can participate.

Our Health & Fitness segment develops fitness machines for home use by our consumers and fitness equipment for serious exercise for use principally in our Konami Sports fitness clubs. In fiscal 2006, we completed a full lineup of our fitness machines, such as the “EZ series”, and these machines are now in our Konami Sports fitness clubs. We also have several new machines in various stages of development. In addition, since COMBI WELLNESS Corporation became a wholly-owned subsidiary in May 2006, our product portfolio has been expanded, including “Aerobike”, our principal product in this business.

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

In fiscal 2009, we introduced our Targeting Waist Program simultaneously to all directly-owned fitness clubs throughout Japan. From workouts utilizing our specialized Konami original exercise machines to the provision of supplements and health management outside of our facilities, this program provides one-stop support for countering metabolic syndrome. In this way, we have provided services that only we can offer to our members with increasing health consciousness.

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

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we are making efforts to provide an ever higher quality of service through the “digitization of health control” and the “enhancement of programs”. We have expanded the introduction of “e-XAX”, an IT health control system in which individual exercise histories and data for the enhancement of health are maintained, and continued the promotion of various programs such as “6 WEEKS”, a countermeasure program for lifestyle-related diseases and “BIOMETRICS”, a diet program. We provide three services at Konami Sports Club: XAX, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting a broad range of age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 82.3% of the total operating income of our Health & Fitness segment in fiscal 2009.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of the relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. As of the end of March 2007, we had 104 facilities, to which we added eight facilities including Spark Ayukawa (Ibaraki) and Wing Arena Kariya (Aichi) in fiscal 2008, and using our expertise and experience in the operation of public facilities, we made active efforts to enhance the health of community members. Our operating income generated from operation of facilities by contract accounted for 6.8% of total income of our Health & Fitness segment for the fiscal 2009. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, in December 2007, we conducted a tour to the JAL Honolulu Marathon held as a part of the Hawaii Project that we promote, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 10.9% of total income of our Health & Fitness segment for the fiscal 2009.

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

We generally offer five principal types of memberships: (i) GRANCISE Regular Membership, which entitles members to use all facilities of GRANCISE and XAX for no charge; (ii) GRANCISE Branch Membership, which enables members to use one GRANCISE facility and all XAX facilities for no charge; (iii) XAX Special Membership, which allows members to use all XAX facilities nationwide for no charge; (iv) XAX Regular Membership, which entitles members to use one XAX facility for no charge and all other XAX facilities nationwide on a per-use charge; and (v) XAX Branch Membership, which enables members to use one XAX facility during certain hours on weekdays or any time during the operation hours of Saturdays, Sundays and holidays.

In joining a club, a new member signs a membership agreement which obligates the member to pay monthly dues on an ongoing basis. We collect approximately 70% of monthly membership dues through automatic payments based on credit card contained in the membership agreement. Most membership dues are paid one month in advance. Members can generally cancel their membership at the end of any month provided that they give advance notice by the tenth day of that month. We believe that this program of monthly dues collection provides a predictable and stable cash flow for us and eliminates the traditional accounts receivable function while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. During the first week of each month, we receive the dues for that month initiated by third party processors such as JACCS or Cedyna, two Japanese credit card companies.

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

The Fitness Product business

Industry Overview—Consumer Trends

We believe that the domestic market for fitness equipment has potential for growth due to a number of demographic and market trends that we expect will continue, including:

•	growing consumer awareness of positive benefits of good nutrition and fitness;

•	expanding media attention on health and fitness;

•	an aging population that is maintaining a more active lifestyle;

•	continued attention to appearance and weight by consumers;

•	expansion of the market for sophisticated high-quality fitness equipment due to consumers’ continued demand for higher levels of efficiency in their workout regimes; and

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

Supplements

We have developed original supplements such as FLAVANGENOL, which is high in polyphenol and helps improve blood flow and burn off body fat, Konami Sports Club BLACKCURRANT, which is high in anthocyanin and controls active enzymes, and EXERDIET, which helps to burn off body fat efficiently during workouts. We also introduced a service called “Supplement Member”, a delivery service of popular supplements for our club members to their home addresses. In 2009, we launched a new supplement called GLAVONOID to be used with our Targeting Waist Program, which was introduced to all directly-owned fitness clubs throughout Japan as a program to counter metabolic syndrome, and a new product called PROTEIN PRO, a protein drink in jelly form, that enables effective protein intake.

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

Gaming & System Segment

Our Gaming & System segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Net revenues generated by our Gaming business, before elimination of intersegment revenues, amounted to approximately ¥18,471 million in fiscal 2008 and approximately ¥18,336 million in fiscal 2009, a decrease of approximately ¥135 million, or 0.7%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America and Australia.

Gaming Industry Overview

Global Gaming Industry

The North American market is the world’s largest gaming market, followed by the Oceanian markets. Other major gaming markets include South America, Africa, Europe and Asia. Casinos are authorized to operate in more than 130 countries, and the number of countries authorizing casinos has been increasing each year.

Gaming in the United States

The gaming industry in the United States had generally experienced substantial growth during the decade between 1998 and 2007. However, the markets in some areas have been shrinking in this fiscal year due to the recent recession. Prior to 1979, gaming was limited to Nevada. In 1979, gaming was legalized in New Jersey. Between 1979 and 1988, gaming activities by various Native American tribes developed, leading to the enactment of the federal Indian Gaming Regulatory Act. The growth of Native American gaming served as a catalyst for certain jurisdictions to consider non-Native American gaming because of its potential as a source of government revenue. Since 1989, various forms of gaming have been legalized in numerous states including but not limited to Colorado, Illinois, Indiana, Iowa, Louisiana, Michigan, Mississippi, Missouri, Pennsylvania, Florida and Rhode Island. In addition, gaming facilities operate at casino hotels, river boat casinos and on cruise ships sailing out of numerous ports in and around the United States. Several other states have approved or are considering approval of some form of gaming.

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

Our Gaming Business

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. Our casino management system product enables simultaneous accounting, marketing management, customer management and security enhancement by connecting all of the gaming machines to a casino in a unified management system. Due to the acquisition of Paradigm Gaming Systems, Inc., we are further expanding our opportunities in the gaming machine market in North America and are steadily expanding our client list. We have received licenses to manufacture and sell gaming machines in almost all of the major states and provinces in North America and Canada that permit gaming. For example, we acquired licenses from New Jersey in 2004, Oklahoma and Alberta, Canada in 2005, and Pennsylvania and Florida in 2006, and Rhode Island in 2007. In October 2005, we entered into an agreement for a large-scale installation of the Casino Management System in Quebec, Canada which commenced implementation in 2006 and was completed in 2007.

We originally started our Gaming & System segment with sales of video slot machines in Australia and later introduced our video slot machine products into the North American market. We are currently focused on the development of new models, including mechanical slot machines, to secure revenues generated in the North American market.

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. We participated in the Global Gaming Expo in November 2008, and advertised the expansion of our product line by exhibiting our products, including the K2V series with a variety of game contents, our first five reel slot machine, Advantage 5 series, and our casino management systems.

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, markets gaming machines with a focus on our main K2V series product a new platform which was released in fiscal 2007, as well as our ES series product. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have gained a stable position in the Australian market as one of the other main gaming machine sellers and manufacturers. We believe the Australian gaming market is mature and has been leveling off, due in part to the tax system revision, smoking bans, and regulations limiting the maximum number of gaming machines allowed in each state, and we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market. We intend to continue to try to expand our business to overseas markets.

In contrast to Australia, we believe demand for our gaming machines in North America has been increasing. Also, following acquisition of a license in New Jersey, one of the largest gaming markets in North America, in August 2004, we have acquired additional licenses, mainly in Oklahoma, New Mexico, Pennsylvania, Florida, Rhode Island and Alberta in Canada. We have built a new gaming machine facility in Las Vegas which commenced operations in June 2005, and which has significantly increased our production capacity to meet increasing demand in each market.

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

Other Operations

Pachinko and Pachinko Slot

Pachinko—Overview of Merchandise

The pinball-like game of pachinko is a national pastime in Japan. Players purchase a supply of tiny metal balls that they then propel with a motorized trigger at a maximum permitted rate of 100 times a minute through a vertically mounted pinball-like maze in a pachinko machine. As the balls bounce through a maze of pins, they either hit jackpots to produce more balls or fall into the gutter at the bottom of the machine. The board face, which has moving images on a LCD panels and flashing lights, is designed to attract potential players and is the most important component.

Our Pachinko LCD Operations

We develop software for LCDs installed in pachinko machines. The life cycle of such software for LCDs is approximately several months to one year.

Currently, we typically introduce between three and five new software programs for LCDs each year. Pachinko machines must be inspected by The Security Electronics and Communications Technology Association (the “Security Association”), an extra-governmental organization associated with the Metropolitan Police Department, before being marketed in Japan. This process exposes us to possible delays in our introduction of new software because we may be required to change software content.

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

Development, Production and Components Supply

We outsource a portion of the production of our software for LCDs we develop to third parties who produce our software to our circuit design specifications. We also work with third-party contractors who integrate the software with LCDs, semi-conductors and printed circuit boards that we order from major electrical manufacturers in Japan. We have encountered difficulties in the past in procuring LCDs in sufficient quantities, although less so currently due to the increasing production capabilities of LCD makers. However, there is also increasing demand for semiconductors due to advanced LCD technologies and, in order to avoid future procurement problems, we place orders in advance to meet the requirements. We have not encountered, and do not expect to encounter, any difficulty in procuring printed circuit boards for our use. After our contractors have integrated the software and hardware, we then supply the bundled unit to the pachinko hardware manufacturer for the relevant pachinko machines.

Marketing and Sales

We sell our LCDs directly to pachinko machine manufacturers. Some of the larger manufacturers sell their own software for pachinko machines, but most manufacturers purchase software from third parties, including us. We commenced sales in 1992 and have been making efforts to strengthen business relations with companies who have basic product and sales agreements with us.

Market Environment

The number of pachinko and pachinko slot outlets in Japan has decreased in the last few years. According to statistics released by the National Policy Agency in April 2009, the number of nationwide pachinko outlets has decreased by 648, or 4.8%, to 12,937 at the end of 2008 compared to the previous year. The number of pachinko machines per outlet was 349.8, an increase of 3.5% from the previous year.

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

Last fiscal year, we released seven different pachinko slot titles. In the future, we plan to expand our market share by utilizing our experience in game development and the various rights to content held by our company to create new types of pachinko slot machines with high entertainment value.

Marketing and Sales

We sell our pachinko slot machines through two different methods. The first is to sell our pachinko slot machines to pachinko halls and pachinko slot halls directly, and the other is to sell through well-connected third parties (agencies). At present, we have contracts with over 25 agencies, and we will continue to maintain a strong alliance system to expand sales.

Market Environment

Please see the information provided under “Pachinko—Market Environment” above.

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

Content is one of our most valuable assets. Accordingly, we actively seek to obtain licenses of prominent brands for our video game software, amusement arcade games, gaming machines, card games, toys, music CDs and other consumer merchandise. Our most important source for licensed brands has been sports organizations. Use of the names of actual players in our games is a relatively new phenomenon in response to the demand for greater reality in game software content and as such, securing necessary licenses is critical to success of our sports titles. Increasingly, we also seek to license brands from film makers, comic’s publishers, and animation and TV program producers.

Our significant brand licensing activities include the following:

•

We have obtained licenses from the Union of European Football Associations (UEFA), Major League Baseball Properties, Inc., and Major League Baseball Players Association, FIFPro Commercial Enterprises BV and Japanese sports organizations such as the Professional Baseball Organization of Japan, the Japan Professional Soccer League, or J-League, and the Japan Football Association.

•	We have obtained licenses from film makers, comic’s publishers and animation companies, including Nihon Ad Systems Inc., Shueisha, Kodansha and Shogakukan Production Co., Ltd.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2007, 2008 and 2009:

Year Ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥206,343	¥34,847	¥31,650	¥7,349	¥280,279	—	¥280,279
Intersegment (1)	27,219	1,904	295	530	29,948	(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	¥205,831	¥40,346	¥28,860	¥7,249	¥282,286	¥(30,152)	¥252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Property and equipment, net	¥51,081	¥1,739	¥137	¥337	¥53,294	—	¥53,294

Year Ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment (1)	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	¥211,643	¥37,532	¥33,810	¥7,304	¥290,289	(26,726)	¥263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Property and equipment, net	¥64,075	¥2,170	¥147	¥298	¥66,690	—	¥66,690

Year Ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment (1)	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	¥229,411	¥43,779	¥33,158	¥5,784	¥312,132	¥(29,722)	¥282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Property and equipment, net	¥57,951	¥2,238	¥112	¥251	¥60,552	—	¥60,552

Year Ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Thousands of U.S. Dollars)
Net revenues:
Customers	$2,276,922	$448,448	$378,866	$49,291	$3,153,527	—	$3,153,527
Intersegment (1)	252,082	43,429	977	6,067	302,555	$(302,555)	—

Total	2,529,004	491,877	379,843	55,358	3,456,082	(302,555)	3,153,527
Operating expenses	$2,335,447	$445,679	$337,555	$58,882	$3,177,563	$(302,576)	$2,874,987

Operating income (loss)	$193,557	$46,198	$42,288	$(3,524)	$278,519	$21	$278,540

Property and equipment, net	$589,952	$22,784	$1,140	$2,555	$616,431	—	$616,431

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

One of our principal strategies is to significantly increase our overseas revenues in absolute terms and as a percentage of our overall revenues.

Our present overseas activities consist principally of sales of video game software, amusement arcade games, card game products and gaming machines and revenues from charges on mobile games.

In fiscal 2008, our net revenues increased ¥2,188 million in the United States and ¥3,688 million in Europe, respectively, resulting mainly from the strong sales of gaming machines and the DanceDanceRevolution series of video game software in North America and Pro Evolution Soccer series of video game software in Europe.

In fiscal 2009, our net revenues increased ¥9,378 million in the United States and ¥1,679 million in Europe, respectively, resulting mainly from the strong sales of gaming machines and the METAL GEAR SOLID and the DanceDanceRevolution series of video game software in North America and METAL GEAR SOLID and the Pro Evolution Soccer series of video game software in Europe.

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

Digital Entertainment

Game software such as World Soccer Winning Eleven 10 and Pro Evolution Soccer 2007 and METAL GEAR SOLID 4 GUNS OF THE PATRIOTS.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games such as Drum Mania, medium- and large-sized token-operated games such as GI series and GRANDCROSS and amusement machines compatible with e-AMUSEMENT.

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

Digital Entertainment

Game software such as World Soccer Winning Eleven 2008 and Pro Evolution Soccer 2008 and METAL GEAR SOLID 4 GUNS OF THE PATRIOTS.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games such as Drum Mania, medium- and large-sized token-operated games such as GI series and GRANDCROSS and amusement machines compatible with e-AMUSEMENT.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Health & Fitness

Fitness machines such as EZ series and AEROBIKE, nursing care machines such as Motorcise and supplements such as Collagen Cristal Ottimo.

Programs such as 6WEEKS and IT health management system such as e-XAX.

Gaming & System	Gaming machines, software and casino management systems for North America and Australia.

Year Ended March 31, 2009
Segment	Focus of R&D Activity

Digital Entertainment

Game software such as World Soccer Winning Eleven 2009 and Pro Evolution Soccer 2009 and METAL GEAR SOLID 4 GUNS OF THE PATRIOTS.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games such as Drum Mania, medium- and large-sized token-operated games such as GI series and GRANDCROSS and amusement machines compatible with e-AMUSEMENT.

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

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., is expected to focus on strengthening software development and expanding the lineup of online games. Also, in October 2004, Sammy Corporation founded Sega Sammy Holdings Inc., a holding company through which it acquired SEGA Corporation. In addition, Bandai Co., Ltd. and Namco Limited consolidated their operations to establish Namco Bandai Holdings Inc. in September 2005, and later established Namco Bandai Games Inc. through the consolidation of their domestic game businesses in March 2006. Furthermore, KOEI Co., Ltd. and TECMO Ltd. consolidated their operations to establish TECMO KOEI Holdings Co., Ltd. in April 2009.

We believe that the most significant competitive factors in all of our major business lines are the ability to develop compelling content and bring it to market at the appropriate time to capitalize on ever-changing consumer preferences. We believe our ability to develop content internally, as well as our strong distribution network, give us an advantage over many of our competitors. However, our competitors vary in size from small companies to very large corporations which have significantly greater financial, marketing and product development resources than we have. Due to these greater resources, some of our competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and pay higher fees to licensors of desirable properties.

Our competitors and potential competitors in the video game software industry include the following:

•

Other Japanese publishers of video game software, including Capcom Co. Ltd., Square Enix Co., Ltd., Namco Bandai Games Inc., and Sega Sammy., as well as overseas publishers such as Electronic Arts Inc., Activision Blizzard, Inc., Take-Two Interactive Software, Inc., Ubisoft Entertainment and THQ Inc.

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

Our most significant competitors in the market for card game products and toy & hobby products are mainly toy makers, such as Namco Bandai Holdings Inc. We believe that the most significant competitive factor in the market for card game products and toy & hobby products is the ability to timely develop popular products based on appealing characters and themes. In addition, there have been business reorganizations such as consolidation of the operations of Takara Co., Ltd. and Tomy Co., Ltd. in March 2006 and their establishment of Takara Tomy Co., Ltd.

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

Intellectual Property

As of March 31, 2009, we had approximately 3,604 trademarks, 1,574 patents, three registrations of utility models and 128 registered designs (excluding applications pending) in Japan and we also had approximately 5,077 trademarks, 1,909 patents and 246 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, fitness machines, nursing care machines, nursing prevention care machines, LCDs for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

Intellectual property for video game software is registered to us, our subsidiaries or to us and our subsidiaries as joint owners.

We believe that our trademarks (which, once registered, are perpetual, subject to use and payment of registration fees) and other intellectual property rights referred to above are important assets. Accordingly, we established necessary divisions designed to secure and protect such rights, including registration with appropriate authorities and, if necessary, legal proceedings. The non-registration or expiration of registration of some of our intellectual property rights could have a material adverse effect on our business.

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

Under the New Jersey Act, a company must be licensed as a gaming related casino service industry supplier (CSI), or fulfill other requirements, in order to manufacture or distribute gaming devices to New Jersey casinos. In order for a CSI license to be issued, renewed or maintained, certain directors, officers, key employees and owners of a company must be found by the New Jersey Commission to possess by clear and convincing evidence good character, honesty, integrity and financial stability. Concurrent with our subsidiary Konami Gaming, Inc., we obtained a CSI license in 2004.

In its discretion, the New Jersey Commission may permit an unlicensed applicant for a CSI license to transact business with New Jersey casinos prior to licensure. In order to do so, we must maintain a completed application for CSI licensure on file with the New Jersey Commission. In addition, the casino that desires to transact business with us must obtain the approval of the New Jersey Commission for each business transaction (transactional waiver) by filing a petition with the New Jersey Commission that demonstrates that good cause exists for granting the petition. The New Jersey Commission cannot grant such a petition if the New Jersey Division objects to the petition.

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

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission, or the NIGC, and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. As of March 31, 2009, we have received approvals to supply gaming equipment and component to 20 states of Native American.

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

The Computer Entertainment Rating Organization, or CERO, was established in 2002 and CERO started regulating home game software distributed in Japan through a rating system based upon the user’s age. CERO reviews expressions and contents of software based on its ethical guidelines upon request of software manufacturers. Expressions containing violence, anti-social behavior, sexual behavior and hazardous language or thought are subject to CERO’s rating. Each game software is categorized and labeled either as game software or educational/database software and those categorized as game software must label age classification mark based on the rating. CERO has adopted a five tiered game software age classification, including category “A” for persons of all ages, category “B” for persons 12 and older, category “C” for persons 15 and older, category “D” for persons 17 and older and category “Z” for sales prohibition to persons younger than 18, thereby indicating that contents of each categorized software are subject to persons in categorized age group.

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

Property

The following table sets forth information, as of March 31, 2009, with respect to our principal facilities:

Belong to	Location	Uses	Space	Tenure	User
			(square meters)

Holding Company	Minato-ku, Tokyo	Administrative	1,815	Leased	Holding Company

Konami Digital Entertainment	Minato-ku, Tokyo	Production, Sales, Administrative	27,095	Leased	Konami Digital Entertainment

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 228 locations	Fitness club	749,078	Some owned and some leased	Konami Sports & Life Co., Ltd.

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Training Facility	534,446	Owned	Corporate

Konami Real Estate, Inc.	Zama-shi, Kanagawa Kobe-shi, Hyogo, and Other	Production, Manufacturing, Administrative	56,685	Owned	Konami Digital Entertainment Konami Manufacturing and Service, Inc., and Other

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Sales, Administrative	4,979	leased	Konami Digital Entertainment, Inc.

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Sales, Administrative	4,582	Leased	Konami Digital Entertainment GmbH

In addition to the above facilities, we lease some floor space in office buildings in various locations around the world including Japan, China, the United States and Europe.

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2009. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

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

					March 2006

KPE, Inc.	Zama City, Kanagawa	¥1,000	100	Sales of pachinko LCDs Plan, production, manufacture and sales of pachinko slot machines	June 1997

Konami Sports & Life Co., Ltd.	Minato-ku,Tokyo	¥11,000	100	Operation of fitness clubs and sales of fitness equipment	March 1973

Konami Real Estate, Inc.	Minato-ku,Tokyo	¥10,000	100	Real estate management	December 1987

HUDSON SOFT CO., LTD.	Minato-ku,Tokyo	¥5,064	54	Development of video game, mobile and online game software	May 1973

Internet Revolution, Inc.	Minato-ku,Tokyo	¥1,250	70	Operation of portal site	February 2006

Resort Solution Co., Ltd. (1)	Shinjuku-ku, Tokyo	¥3,948	20	Operation of golf courses, hotels and resorts	February 1931

Five other companies to be confirmed

Name	Registered office	Issued share capital (in millions)		Shares held by us, directly or indirectly (%)	Principal business	Establishment date

Overseas

Konami Digital Entertainment, Inc.	El Segundo, U.S.A.	U.S.$	23.9	100	Sales of video game software, toys and hobby products and production and sale of amusement games	November 1982

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	U.S.$	25.0	100	Production and sales of gaming machines	February 1997

Konami Corporation of America	Delaware, U.S.A.	U.S.$	35.5	100	Holding company	October 1996

Konami Digital Entertainment of Europe B.V.	Amsterdam, Netherlands		€9.0	100	Holding company, production and sale of toys and hobby products	November 1997

Konami Digital Entertainment GmbH	Frankfurt am Main, Germany		€5.1	100	Sales of video game software	December 1984

Konami Digital Entertainment Limited	Queen’s Road Central, Hong Kong, China	HK$	19.5	100	Sales of video game software and amusement arcade games and sales of toys and hobby products	September 1994

Konami Software Shanghai, Inc.	XiZang Zhong Road, Shanghai, China	U.S.$	2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$	30.0	100	Production and sales of gaming machines	November 1996

Four other companies to be confirmed

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2009 and which remain unresolved as of the date of the filing of this Annual Report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2009 herein refers to the fiscal year ended March 31, 2009, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment products, health products and services provider. We publish and distribute video game software for use by customers with home and handheld video game systems, principally those manufactured by Sony, Nintendo and Microsoft, and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of fitness clubs in Japan. Furthermore, we produce and market a variety of entertainment and exercise machines and components, including fitness machines, gaming machines, pachinko slot machines and LCDs for pachinko machines. We earn revenues and income and generate cash from sales of these products and services.

We divide our worldwide operations principally into three business segments for financial reporting purposes: Digital Entertainment, Health & Fitness and Gaming & System. The net revenue of these segments, before elimination of intersegment revenues, accounted for 60.6%, 29.0% and 5.9%, respectively, of our total net revenue in fiscal 2009. Our consolidated net revenue for fiscal 2009 was ¥309,771 million.

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

Within the Japanese entertainment industry, the video game software industry has become increasingly competitive and more hit products-oriented, with the size of the market fluctuating depending on the number of hit products produced and distributed in a given year. The toy industry in Japan faces problems, including a declining birthrate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable incomes due to the sluggish economy and an increase in spending on other entertainment. The toy industry is holding firm, however, without any sharp decline in sales, due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. The amusement arcade industry has suffered a decline in the number of users triggered by a decline in consumer spending caused by the global recession as well as by the growing number of users who refrained from going out due to the surge in oil prices. Although the surge in oil prices has begun to ease, the recovery of the number of users is still slow, and thus, the slowdown of the amusement arcade industry continues to be severe. To respond to such situation, there has been increasing expectation for the emergence of “hit” products that will stimulate the market. Also, with the increasing use of the Internet and the advancement of digital technology, the mobile phone and online game market has been expanding as a new entertainment business.

The Japanese health industry in which our Health & Fitness segment operates is also feeling the impact of the recession. The fitness club industry where we boast a large market share has suffered a decrease in the number of fitness club members triggered by a decline in consumer spending. At the same time, due to the enforcement of health-related laws and regulations, there has been a growing interest in nursing care prevention as Japan’s population grows older. Measures to tackle lifestyle related diseases have been taken at the national level and steps to maintain good health are underway. We believe there will be an increasing demand for health-related services among middle-aged and senior consumers.

In our business, hardware manufacturers have now released their next-generation computer entertainment systems such as Nintendo Wii, Sony Computer Entertainment PLAYSTATION 3 and Microsoft Xbox 360, and handheld game consoles such as Nintendo DS and the PlayStation Portable have been well received by a broad range of users regardless of age or gender, and the home game market in Japan and abroad has been strong. Moreover, we have also been actively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. For example, in the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe and North America), continue to gain popularity in Japan and Europe and recorded sales of over 9.4 million units worldwide in fiscal 2008 and over 8.4 million units in fiscal 2009. We seek to continue expanding our business by introducing products that were hits in the Japanese market into overseas markets, as well as developing and introducing products that reflect the unique customer preferences and the competitive environment in each market.

Our main business strategies for each segment are as follows:

•	Digital Entertainment Segment

In our Computer & Video Games business, we are striving to strengthen our content lineup and make it attractive to customers not only in Japan, but also worldwide in North America, Europe and Asia, by developing products that respond to the characteristics of each market.

In our Amusement business, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades on line throughout Japan, by strengthening existing content and introducing new titles. Furthermore, in addition to our sales in the matured domestic market, we attempting to expand our sales to overseas.

In our Card Games business, we are aiming to develop and acquire highly recognized characters and contents both produced by us as well as licensed by third parties, in order to expand our product lineup.

In our Online business, we plan to continue providing “intangible” services, adding value in new ways as made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, including mobile games and PC online games.

•	Health & Fitness segment

In the Health & Fitness segment, we are focusing on improving the quality of our services by offering a wide range of health-related value-added services in order to develop our operations effectively.

We aim to strengthen sales of goods such as supplements and health-related equipment as the main source of revenue other than fitness club membership fees.

•	Gaming & System segment

In the Gaming & System segment, we aim to increase our revenue through development of competitive slot machine and system offerings, better services for clients and improvement of client training for our casino management systems.

Factors Affecting Our Results of Operations

Factors Affecting Combined Results of Operations

A number of factors affect revenues and expenses across several of our segments, and therefore have a substantial impact on our combined results of operations. These factors subject to the impacts of the economic trend include a decline in consumer spending, price surge of raw materials, falling price of products, the importance of “hit products” that respond to trends in popular culture, intellectual property licensing, seasonal fluctuations, investments and acquisitions.

Economic Trend

Home games, online games and card games which are enjoyed at home are generally deemed to be less effected by the economy. However, with respect to amusement arcade games, due to a decline in consumer spending caused by deterioration of the economy, attempts to reduce consumption by refraining from going out caused fewer people to visit amusement arcades frequently, which may result in the deterioration of the operator’s management. If purchasing power decreases due to the deterioration of the operator’s management, sales of our amusement arcade games will be affected. In addition, in the worst case scenario, we may not be able to collect payment for goods we have sold. We attempt to prevent risk by purchasing credit insurance under the assumption that the worst case scenario such as the bankruptcy of our buyers will occur in addition to building a scheme under which we conduct sales upon careful evaluation of the credibility of our buyers. Furthermore, with respect to the operation of fitness clubs, similarly to amusement arcades, a decline in consumer spending may trigger a decrease in the number of members and a reduction in collection of membership fees. We aim to acquire new members and to keep our members from withdrawing from membership by attempting to enhance the quality of our services.

Hit Products

Most of our non-fitness related revenues come from sales of entertainment software and devices and are dependent on our ability to anticipate or influence the kinds of games and products that are popular with consumers. Revenues for our Digital Entertainment and Gaming & System segments are strongly affected by whether individual products or a series of products become “hits” with consumers. A single hit product can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through expansion and extension of the concept or characters from a popular game.

Previously, our strategy was to develop a large number of titles for various platforms, in order to limit fluctuations in sales. However, due to recent changes in the business environment, such as the spread of online games, and our expansion into overseas markets, we have decided to adopt a new strategy of increasing revenues for each title through streamlining and enhancing the versatility of our content. Accordingly, we are cutting the number of titles through a process of “Selection and Concentration”, which we expect will provide a more consistent stream of revenues from each hit title. We have also decreased the volatility of our net revenues by entering the fitness club business, which we believe provided a more stable base of revenue.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold to over 500 licenses in fiscal 2009.

These licenses typically require a guarantee of minimum future guaranty. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our minimum guaranty. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to produce higher revenues. For example, our Yu-Gi-Oh! Trading Card Game originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our “media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! Trading Card Game for our Card Games business and as a video game for our Computer & Video Games business.

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

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of video game software for home and handheld game platforms and personal computers, we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades, the production and distribution of software for mobile phones and online network, as well as the production and sale of books and music of our products. In fiscal 2009, net revenues from the Digital Entertainment segment were ¥187,628 million, accounting for 60.6% of consolidated net revenues before elimination of intersegment revenue.

Our video game software is sold mainly in the format of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, PLAYSTATION 3, Nintendo Wii and Microsoft Xbox 360 and ROM-cartridges and other media for handheld video game platforms such as Nintendo DS and PlayStation Portable.

Our sales of video game software are strongly influenced by our ability to develop or acquire popular game content. See “—Factors Affecting Combined Results of Operations—Hit Products, Intellectual Property Licensing”. For instance, sales of video game software are significantly affected by sales volumes of video game systems. The potential market for a software product designed for a particular video game system is determined by the total number of such video game systems purchased by consumers, a number which is sometimes referred to as the “installed base” of such video game systems. When new hardware systems are introduced, we may experience a temporary decline in net sales attributable to video game software until we are able to produce one or more hit products that utilize the increased capabilities of the new hardware.

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

Net revenues from amusement arcade games are affected by market acceptance, the number and size of video arcades in Japan, introduction of hit titles and general economic trends. In addition, our e-Amusement service, which links amusement arcade throughout Japan online, is influenced by market acceptance of network-based interactive games, network stability, which is the backbone of our services, and general economic trends. In addition to creating new games, we believe that we may be able to increase margins in this business by extending the life cycle of our existing arcade games by continuing to provide stable services after purchases of our machines. We also continue to benefit from sales of token-operated machines in Japan. We are proud of being one of the leading companies in the token-operated machine industry in Japan. Because the arcade game industry in Japan continues to be streamlined, the average scale of each amusement arcade is expanding along with a decrease in the number of amusement arcades. Accordingly, large-scale token-operated machines that attract a large number of customers have a tendency to gain popularity within large amusement arcades.

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

Health & Fitness Segment

Net Revenues.    We are the largest fitness club operator in Japan according to “Fitness Club Industry Trends in Japan, 2008” published by Club Business Japan. We also design, manufacture and sell fitness and health related products. As of March 31, 2009, we operated 228 fitness clubs that collectively served 916,438 members and provided outsourced services at 117 clubs. In addition, in June 2008, Sportsplex Japan Co., Ltd. was merged into Konami Sports & Life Co., Ltd., and we aim to enhance convenience for our members through the integration of our brands. Our Health & Fitness segment had ¥89,965 million in net revenues or 29.0% of our total net revenue, before elimination of intersegment revenues, in fiscal 2009.

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

In fiscal 2009, in response to changes in the business environment, we revised the forecast of our revenues and profitability of underperforming clubs as well as decided to pursue the elimination and consolidation of our competing clubs. Accordingly, we recorded ¥11,121 million as restructuring and impairment charges that primarily include impairment losses of long-lived assets.

Gaming & System Segment

Net Revenues.    In fiscal 2009, net revenues from the Gaming & System segment, before elimination of intersegment revenues, were ¥18,336 million, accounting for 5.9% of consolidated net revenues. The main revenue source for the Gaming & System segment is the sales of video and mechanical slot machines, casino management systems and software contents in North America and Australia. Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Revenues for the Gaming & System segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles, general economic trends and currency exchange rates.

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

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
NET REVENUES:
Product sales revenue	¥199,620	¥218,306	¥227,821	$2,319,261
Service revenue	80,659	79,096	81,950	834,266

Total net revenues	280,279	297,402	309,771	3,153,527

COSTS AND EXPENSES:
Costs of products sold	118,806	131,890	133,670	1,360,786
Costs of services rendered	74,700	73,298	78,966	803,889
Selling, general and administrative	58,628	58,375	58,653	597,098
Restructuring and impairment charges	—	—	11,121	113,214

Total costs and expenses	252,134	263,563	282,410	2,874,987

Operating income	28,145	33,839	27,361	278,540

OTHER INCOME (EXPENSES):
Interest income	821	894	459	4,673
Interest expense	(985)	(1,105)	(1,468)	(14,944)
Foreign currency exchange gain (loss), net	(330)	(704)	(1,641)	(16,706)
Other, net	(84)	(90)	8	81

Other income (expenses), net	(578)	(1,005)	(2,642)	(26,896)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	27,567	32,834	24,719	251,644
INCOME TAXES:
Current	8,298	16,305	15,526	158,058
Deferred	2,621	(3,225)	(4,811)	(48,977)

Total	10,919	13,080	10,715	109,081

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	16,648	19,754	14,004	142,563

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	575	1,589	640	6,515
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	138	180	(2,490)	(25,349)

NET INCOME	¥16,211	¥18,345	¥10,874	$110,699

Comparison of Fiscal 2009 with Fiscal 2008

Net Revenues

Net revenues increased by ¥12,369 million, or 4.2%, to ¥309,771 million for fiscal 2009 from ¥297,402 million for fiscal 2008. This increase mainly resulted from the increase in net revenues from our Digital Entertainment segment.

Net revenues of our Digital Entertainment segment from external customers increased by ¥8,926 million, or 5.0% to ¥187,308 million, accounting for 60.5% of the total. In our Computer & Video Games business, The METAL GEAR series steadily increased its sales as well as the WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe and North America) series continued to gain high popularity in Japan and abroad, resulting in increased sales compared with the previous fiscal year, and with aggregate sales of over 8.48 million units for the entire series. In the Amusement business, products incorporating the “e-AMUSEMENT” service, which links amusement arcades online throughout Japan, such as HORSERIDERS (a horseracing simulation card game) and MAH-JONG FIGHT CLUB 7, the latest title in the MAH-JONG FIGHT CLUB series, continuously received favorable reviews. In the Card Games business, Yu-Gi-Oh! Trading Card Game series continuously sold well. As a result, net revenue of the Digital Entertainment segment as a whole increased.

Net revenues of our Health & Fitness segment from external customers increased by ¥3,506 million, or 4.1%, to ¥89,702 million, accounting for 29.0% of the total. This increase was due primarily to the effect of opening of new clubs, development of new products in the health-oriented product business and an increase in the number of facilities of Sportsplex Japan Co., Ltd., which became our consolidated subsidiary in March 2008.

Net revenues of our Gaming & System segment from external customers decreased by ¥135 million, or 0.7%, to ¥18,336 million in fiscal 2009. While sales of casino gaming machines such as K2V series and Advantage5 series increased steadily in the North American market, demand for casino gaming machines in the Australian market decreased due to the economic slowdown, restrictions placed in the key states on the number of machines installed, smoking restrictions in clubs and pubs and tax code revisions.

Net revenues of the Other segment from external customers increased by ¥72 million, or 0.5%, to ¥14,425 million in fiscal 2009 due primarily to strong sales of pachinko LCDs and pachinko slot machines. This increase was primarily due to strong sales of products related to LCDs for pachinko machines.

Cost of Revenues

Cost of revenues increased by ¥7,448 million, or 3.6%, to ¥212,636 million for fiscal 2009, compared to ¥205,188 million for fiscal 2008.

This increase was primarily due to an increase in net revenues from our Health & Fitness segment as a result of opening of new clubs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥278 million, or 0.5%, to ¥58,653 million for fiscal 2009 from ¥58,375 million for fiscal 2008, which was approximately the same level as 2008.

Restructuring and impairment Charges

During fiscal 2009, we recorded ¥11,121 million of restructuring and impairment charges, which include impairment of tangible fixed assets of the Health & Fitness business, impairment of other intangible assets and closing expenses mainly for the elimination and consolidation of our competing facilities.

Operating Income

As a result of the foregoing, our operating income decreased by ¥6,478 million, or 19.1% to ¥27,361 million for fiscal 2009 from ¥33,839 million for fiscal 2008.

As a percentage of net revenues, operating income decreased by 2.6% to 8.8% in fiscal 2009 from 11.4% in fiscal 2008. This decrease was primarily due to a profit decline in the Health & Fitness segment, whereas our operating income in the Digital Entertainment segment increased primarily due to an increase in sales.

Other Income (Expenses), net

Other income (expenses), net, increased by ¥1,637 million to expenses of ¥2,642 million for fiscal 2009 from expense of ¥1,005 million for fiscal 2008, due primarily to an increase of foreign exchange related losses triggered by appreciating yen in fiscal 2009.

Income Before Income Taxes, Minority Interest and Equity in Net Income (Loss) of Affiliated Companies

As a result of the foregoing, our income before income taxes, minority interest and equity in net income (loss) of affiliated companies decreased by ¥8,115 million, or 24.7%, to ¥24,719 million for fiscal 2009 from ¥32,834 million for fiscal 2008.

Income Taxes

Income taxes decreased by ¥2,365 million to a tax expense of ¥10,715 million for fiscal 2009 from a tax expense of ¥13,080 million for fiscal 2008, due primarily to a decrease in Income before income taxes, minority interest and equity in net income (loss) of affiliated companies for fiscal 2009. The effective tax rate of 43.3% in fiscal 2009 was 3.5 points higher than the effective rate in fiscal 2008 of 39.8%. The increase in the effective rate is due mainly to the increase in Adjustment of estimated income tax accruals by 7.4 points in spite of the decrease in change in valuation allowance by 4.6 points from fiscal 2008.

Additional detailed information is described in Note 13 to the accompanying consolidated financial statements.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries decreased by ¥949 million to income of ¥640 million for fiscal 2009 from income of ¥1,589 million for fiscal 2008, due primarily to a decrease in income at HUDSON SOFT COMPANY, LIMITED.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income (loss) decreased by ¥2,670 million to a loss of ¥2,490 million for fiscal 2009 from income of ¥180 million for fiscal 2008, due to the recording of a valuation loss of shares of Resort Solution Co., Ltd., though Equity in net income (loss) of Resort Solution Co., Ltd was at the same level as fiscal 2008.

Net Income

As a result of the foregoing, our net income decreased by ¥7,471 million, or 40.7%, to ¥10,874 million for fiscal 2009 from ¥18,345 million for fiscal 2008.

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

Net revenues of our Digital Entertainment segment from external customers increased by ¥13,582 million to ¥178,382 million, accounting for 60.0% of the total. In our Computer & Video Games business, the WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe and North America) series continued to gain high popularity in Japan and abroad, resulting in increased sales compared with the previous fiscal year, and with aggregate sales of over 9.43 million units for the entire series. In the Amusement business, MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service, which links amusement arcades online throughout Japan, continuously received favorable reviews and recorded increased sales. Due to solid growth in the net sales of the Card Games business, net revenue of the Digital Entertainment segment as a whole increased.

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

Minority Interest in Income (Loss) of Consolidated Subsidiaries

Minority interest in income (loss) of consolidated subsidiaries increased by ¥1,014 million to income of ¥1,589 million for fiscal 2008 from income of ¥575 million for fiscal 2007, due primarily to an increase in income at HUDSON SOFT COMPANY, LIMITED.

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

The following tables present net revenues, including both customers and intersegment revenues, operating expenses and operating income (loss) for fiscal 2007, 2008 and 2009, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥164,800	¥88,326	¥16,744	¥10,409	¥280,279
Intersegment	244	133	—	(377)	—

Total	165,044	88,459	16,744	10,032	280,279
Operating expenses	134,810	80,937	14,574	21,813	252,134

Operating income (loss)	¥30,234	¥7,522	¥2,170	¥(11,781)	¥28,145

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	577	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Year Ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥89,702	¥18,336	¥14,425	¥309,771
Intersegment	320	263	—	(583)	—

Total	187,628	89,965	18,336	13,842	309,771
Operating expenses	146,076	98,235	14,889	23,210	282,410

Operating income (loss)	¥41,552	¥(8,270)	¥3,447	¥(9,368)	¥27,361

Year Ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,906,831	$913,183	$186,664	$146,849	$3,153,527
Intersegment	3,258	2,677	—	(5,935)	—

Total	1,910,089	915,860	186,664	140,914	3,153,527
Operating expenses	1,487,081	1,000,051	151,573	236,282	2,874,987

Operating income (loss)	$423,008	$(84,191)	$35,091	$(95,368)	$278,540

Comparison of Fiscal 2009 with Fiscal 2008

Digital Entertainment segment

Net revenues of our Digital Entertainment segment, before elimination of intersegment revenues, increased by ¥8,689 million, or 4.9%, to ¥187,628 million in fiscal 2009 from ¥178,939 million in fiscal 2008 due primarily to the increase in sales of our Computer & Video Games business despite a sharp rise in the value of the yen in the second half of fiscal 2009.

In our Computer & Video Games business, METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, released simultaneously around the world in June 2008, was named Game of the Year by GameSpot, a major U.S. gaming website, in GameSpot’s Best of 2008 roundup of winning titles. The game exhibited its strength as a brand, winning a total of six “game of the year” titles at U.S. and European gaming websites. The METAL GEAR series steadily increased its sales, with total units sold of this series surpassing 4.75 million worldwide.

Moreover, a license agreement was concluded with the Union of European Football Associations (UEFA) for the Winning Eleven series. The inclusion of the much-awaited UEFA Champions League mode further enhanced the strength of this product, with 8.48 million units sold for the Winning Eleven series overall. In addition, sales of standard baseball titles such as pawapurokun pocket11, JIKKYOU PAWAFURU PUROYAKYU 2009 and JIKKYOU PAWAFURU PUROYAKYU NEXT increased steadily.

With respect to arcade games for our Amusement business, e-AMUSEMENT products such as HORSERIDERS, a horseracing simulation card game, the MAH-JONG FIGHT CLUB series and the QUIZ MAGIC ACADEMY series showed favorable performance.

In addition, revenues from all card games including the Yu-Gi-Oh! Trading Card Game series increased steadily.

Operating expenses increased by ¥2,497 million, or 1.7%, to ¥146,076 million in fiscal 2009 from ¥143,579 million in fiscal 2008 due primarily to an increase in the selling, general and administrative expenses for home video game software.

As a result, operating income increased by ¥6,192 million, or 17.5%, to ¥41,552 million in fiscal 2009 from ¥35,360 million in fiscal 2008.

Health & Fitness segment

Net revenues of our Health & Fitness segment, before elimination of intersegment revenues, increased by ¥3,421 million to ¥89,965 million in fiscal 2009 from ¥86,544 million in fiscal 2008 due primarily to an increase in sales due to an increase in the number of facilities of Sportsplex Japan Co., Ltd., the opening of new facilities and the development of new products.

Operating expenses increased by ¥16,984 million to ¥98,235 million in fiscal 2009 from ¥81,251 million in fiscal 2008. This increase includes restructuring and impairment charges of ¥11,121 million including impairment losses of long-lived assets and identifiable intangible assets and costs related to the elimination and consolidation of facilities. Furthermore, operating expenses increased due to an increase in the number of facilities of Sportsplex Japan Co., Ltd., an increase in costs related to opening of new facilities and an increase in costs related to management and operation of facilities caused by the high price of crude oil.

As a result, we recognized an operating loss of ¥8,270 million in fiscal 2009 compared to operating income of ¥5,293 million in fiscal 2008.

Gaming & System segment

Net revenues of our Gaming & System segment decreased by ¥135 million, or 0.7%, to ¥18,336 million in fiscal 2009 from ¥18,471 million in fiscal 2008. This slight decrease was due primarily to a rapid decrease in the value of the US dollar and the Australian dollar against the yen in the second half of fiscal year 2009. On a local currency basis, Gaming & System segment revenue increased. This increase was due to an increase in revenues from sales of gaming machines and casino management systems by our U.S. subsidiary, Konami Gaming, Inc. In North America, sales of the K2V video slot platform series and our first five-reel mechanical slot machines, Advantage 5, were in great demand. The sales from overseas and domestic markets decreased at our Australian subsidiary, Konami Australia Pty Ltd.

Operating expenses decreased by ¥788 million, or 5.0%, to ¥14,889 million in fiscal 2009 from ¥15,677 million in fiscal 2008. This decrease was primarily due to a rapid decrease in the value of the dollars and a decrease in administrative expenses and development costs.

As a result, operating income increased by ¥653 million, or 23.4%, to ¥3,447 million in fiscal 2009 from ¥2,794 million in fiscal 2008.

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

In our Computer & Video Games business, we recorded strong sales of the Winning Eleven series for PlayStation 2, PlayStation 3, Xbox 360, PlayStation Portable, Nintendo DS and PC, with total sales of over 9.4 million units worldwide. We also recorded solid sales of the DanceDanceRevolution series in North America, including DanceDanceRevolution Hottest Party (Wii). Therefore, sales of our titles taken as a whole increased to 23.33 million units in fiscal 2008 from 22.50 million in fiscal 2007. With respect to arcade games for our Amusement business, we recorded higher volume of sales of the MAH-JONG FIGHT CLUB series and QUIZ MAGIC ACADEMY series, as well as e-AMUSEMENT products. In addition, revenues from all card games including the Yu-Gi-Oh! Trading Card Game series, increased steadily.

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

Health & Fitness segment

Net revenues of our Health & Fitness segment, before elimination of intersegment revenues, decreased by ¥1,915 million, or 2.2%, to ¥86,544 million in fiscal 2008 from ¥88,459 million in fiscal 2007. Despite an overall increase in demand, due to factors such as the diversification of health trends and changes in the age composition of people who play sports, the number of competing facilities has also increased, and such industry trends were a major reason for the overall decrease. Although we established sports facilities that were originally outsourced to us at eight new locations, there was a decrease in revenues due to the same negative industry trends affecting our directly owned facilities, leading to a decline in membership although revenue per member stayed about the same as the last fiscal year. We also did not open any new stores during fiscal year 2008.

Operating expenses increased by ¥314 million, or 0.4%, to ¥81,251 million in fiscal 2008 from ¥80,937 million in fiscal 2007. This increase was due primarily to the fact that reductions to administrative expenses resulted from a decrease in personnel cost due to a decrease in headcount in administrative division did not offset the price increases in utility fees and supplies expenses due to the steep rise of the price of oil in recent years, increases in costs due to the rise in rents as well as expenses incurred from ongoing renovations, which place the highest priority on safety.

As a result, we recognized operating income of ¥5,293 million in fiscal 2008, compared to the operating income of ¥7,522 million in fiscal 2007, which mainly reflects the fact that revenues increased.

Gaming & System segment

Net revenues of our Gaming & System segment increased by ¥1,727 million, or 10.3%, to ¥18,471 million in fiscal 2008 from ¥16,744 million in fiscal 2007. This increase was due primarily to an increase in revenues from sales of gaming machines and casino management systems by our U.S. subsidiary, Konami Gaming, Inc. In North America, sales of the K2V video slot platform series and our first five-reel mechanical slot machines, Advantage 5, were in great demand. Demand was also fueled both by the acquisition of new licenses from some jurisdictions and by growth in existing markets. The sales from overseas markets decreased at our Australian subsidiary, Konami Australia Pty Ltd., and in spite of the regulations affecting purchase of gaming products, domestic sales in Australia increased slightly.

Operating expenses increased by ¥1,103 million, or 7.6%, to ¥15,677 million in fiscal 2008 from ¥14,574 million in fiscal 2007. This increase was primarily due to an increase in the costs of sales, and to an increase in administrative expenses and development costs. Compared to the rate of increase in the net revenue, the rate of increase in the costs of sales was kept lower.

As a result, operating income increased by ¥624 million or, 28.8% to ¥2,794 million in fiscal 2008 from ¥2,170 million in fiscal 2007.

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

As a result of reassessment in fiscal 2009 made after termination of certain franchise contracts, intangible assets related to franchise contracts which were previously determined to have an indefinite life have been determined to have a finite life of 14 years based on the current expectation as to future renewals of the existing contracts. Intangible assets related to existing technology, customer relationships, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 7 to 15 years.

Valuation of Intangible Assets and Goodwill

Under SFAS No. 142, we are required to perform an annual impairment test of our indefinite-lived intangible assets and goodwill of a reporting unit. We also assess the impairment of intangible assets and goodwill of a reporting unit whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Some of the factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When we determine that the carrying amount of intangible assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the carrying amount of the assets based on their fair value. If the fair value is less than the carrying amount of the assets, we record an impairment loss based on the difference between the carrying amount and the fair value of the assets.

When we test goodwill for impairment, we perform it at a level of reporting unit, an operating segment or one level below an operating segment. The two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

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

However, in the fourth quarter of the fiscal year ended March 31, 2009, we determined that the fair value of indefinite lived intangible assets related to trademarks recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Consequently, an aggregate non-cash impairment charge of ¥1,857 million was recorded in restructuring and impairment charges for the year ended March 31, 2009. This impairment charge was attributed to determination that the reporting unit would fail to meet previous growth expectations of future results. As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2009.

Valuation of Long-Lived Assets

Our long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

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

During the fourth quarter of the fiscal year ended March 31, 2009, we identified changes in circumstances that indicated the carrying value of long-lived assets might not be recoverable and projected a decline in net cash flows for Health & Fitness segment, primarily reflecting a decrease in the number of club members affected by the negative industry and economic trends. As a result, we tested the recoverability of underperforming clubs and recorded a pre-tax impairment charge of ¥7,881 million for long-lived assets for the year ended March 31, 2009. The recoverability test included reviewing the actual and projected cash flows of these underperforming clubs. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by us. We also considered operations of all clubs within each market served by multiple clubs and determined to cease operation of certain of these clubs that overlap in a particular marked, and recognized the closure related impairment charges which were included in the amount discussed above.

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

We recognizes revenues from package software with online functionality for certain platforms in Digital Entertainment Segment which is hosted on its internal servers as multiple software deliverables in accordance with SOP 97-2, because the online services in its package game for those platforms are significant deliverables in the overall product offerings. As VSOE of fair value for the online services could not be established for most of titles, revenue from the package products has not been allocated among the package game products and online service for those titles, and the entire revenue from the sale of the package products has been recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months. For those titles which we have established VSOE, the package game products and online services are recognized as separate units of accounting.

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

Accounting Developments

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008, and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect the adoption of SFAS 141R to have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting standards for noncontrolling interests (previously referred to as minority interests) and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We expect the adoption of SFAS 160 would change the classification of noncontrolling interests of ¥4,324 million and ¥4,907 million at March 31, 2008 and 2009, respectively, from its current classification between liabilities and stockholders’ equity to a component of stockholders’ equity.

In February 2008, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) FAS 157-2, Effective Date of FASB Statement No. 157. FSP FAS 157-2 delays the effective date of SFAS No. 157, Fair Value Measurements, for certain nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. FSP FAS 157-2 defers the effective date of certain provisions of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for items within the scope of this FSP. We do not expect the adoption of FSP FAS 157-2 to have a material impact on our Consolidated Financial Statements.

Capital Expenditures

Our capital expenditures amounted to ¥9,748 million, ¥13,731 million and ¥6,812 million on an accrual basis during fiscal 2007, 2008 and 2009, respectively. During fiscal 2007, our capital expenditures consisted mainly of opening fitness club facilities in the amount of ¥918 million, acquisition of intangible assets including mainly computer software in the amount of ¥3,131 million, and tools for product development in the amount of ¥1,752 million. In fiscal 2008, our capital expenditure consisted mainly of funds for the improvement of fitness club facilities in the amount of ¥1,378 million, tools for products development in the amount of ¥1,796 million, business office facilities in the amount of ¥1,786 million, and learning center facilities in the amount of ¥4,034 million. Our capital expenditures for fiscal 2009 amounted to ¥6,812 million on an accrual basis, which primarily consisted of additions to Konami Sports Club’s facility equipment, tools for products development and computer software, and facility equipment relating to the Gaming and System segment.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis for fiscal 2007, 2008 and 2009.

	Fiscal year ended March 31,
	2007	2008	2009	2009
	(millions of yen and thousands of dollars)
Capital expenditure in the consolidated statement of cash flows	¥9,308	¥11,995	¥8,531	$86,847
Effects of timing difference of payments and other	440	1,736	(1,719)	(17,500)

Capital expenditure (accrual basis)	¥9,748	¥13,731	¥6,812	$69,347

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

Our principal needs for cash include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time. Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that available cash reserves and expected cash from operations and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2007, 2008 and 2009:

	Fiscal year ended March 31,
	2007	2008	2009	2009
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥31,824	¥30,788	¥30,131	$306,739
Net cash used in investing activities	(11,098)	(15,359)	(5,715)	(58,180)
Net cash used in financing activities	(33,212)	(19,818)	(21,004)	(213,825)

Effect of exchange rate changes on cash and cash equivalents	1,125	(814)	(1,974)	(20,095)

Net decrease in cash and cash equivalents	(11,361)	(5,203)	1,438	14,639
Cash and cash equivalents at beginning of year	68,697	57,333	52,130	530,693

Cash and cash equivalents at end of year	¥57,333	¥52,130	¥53,568	$545,332

Comparison of Fiscal 2009 with Fiscal 2008

Net cash provided by operating activities decreased by ¥657 million, or 2.1%, to ¥30,131 million in fiscal 2009 from ¥30,788 million in fiscal 2008. Despite the decrease in inventories and deferred revenue, this decrease primarily resulted from a decrease in net income and accrued income taxes.

Net cash used in investing activities decreased by ¥9,644 million, or 62.8% to ¥5,715 million in fiscal 2009 from ¥15,359 million in fiscal 2008. This decrease was primarily due to a decrease in capital expenditures and sale of property and equipment.

Net cash used in financing activities increased by ¥1,186 million yen, or 6.0%, to ¥21,004 million for fiscal 2009 from ¥19,818 million in fiscal 2008. This increase was primarily due to acquisition of treasury stock in spite of a decrease in the redemption of bonds.

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

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. There is no short-term debt as of March 31, 2009. As of March 31, 2009, long-term debt consisted mainly of ¥15,000 million of unsecured bonds described in the following paragraphs. It also includes ¥796 million of unsecured loans from banks, of which ¥592 million is current. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2009, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our loans ranged from 0.87% to 1.73% during fiscal 2009.

During fiscal 2008, we issued series 6, 7 and 8 unsecured domestic bonds, due in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Each of the bonds was issued for ¥5,000 million for an aggregate total principal amount of ¥15,000 million. The interest rates of these bonds issued by us range from 1.51% to 1.73%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2009, there was no outstanding letter of credit.

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

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing video game software, amusement arcade games, card games, and gaming machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥2,285 million, ¥3,111 million and ¥2,677 million on research and development for fiscal 2007, 2008 and 2009, respectively.

D.    Trend Information.

While our results of operations for fiscal 2010 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2010 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2010 due to stable revenues generated by regular titles in each segment. We base our expectations on the following assumptions:

Our fiscal 2010 business plans are formulated on the basis of the following assumptions:

•

Digital Entertainment segment:    In the Computer & Video Games business, we expect an increase in sales due to the continuously strong sports-related titles. We expect our sales volume and net revenues to remain almost at the same level as fiscal 2009 as a whole, despite the streamlining of the number of titles under our “Selection and Concentration Policy”. Thereby, we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues. We expect our net revenues of our Card Games business to remain almost at the same level as fiscal 2009, reflecting solid sales of the Yu-Gi-Oh! Trading Card Game in fiscal 2009. We expect net revenues of our Amusement business to remain almost at the same level as fiscal 2009, as a result of solid sales of our standard series products and products by which “e-AMUSEMENT” services can be provided. We expect net revenues in our Online business to remain almost at the same level as fiscal 2009, reflecting the growth of home online gaming and revenues from mobile game contents. We expect net revenues in our Multimedia business such as toys, music and magazines to remain almost at the same level as fiscal 2009 as a result of evolving original animations collaborating with other segments.

•

Health & Fitness segment:    In the Health & Fitness segment, although further intensified competition in the industry is anticipated, we expect an increase in the number of members, triggered by the introduction of metabolic syndrome health checkups and provision of health advice related to metabolic syndrome, the surge of health-consciousness of middle aged people in Japan and the establishment of new directly-operated facilities. We also recognize the increase of fee-based programs such as measures against metabolic and diet programs, the expansion of sales of goods in and out of fitness clubs and the potential expansion of demands for operation of exercise facilities and provision of exercise instruction from local authorities and the private sector. In addition, we carry out the closure of overlapped and underperforming facilities as part of restructuring processes for this segment determined in fiscal 2009. As a result, even the growth in sales may slowdown, we expect an improvement of our profitability in fiscal 2010.

•

Gaming & System segment:    We expect an increase in net revenues by our Gaming & System segment reflecting anticipated gains in sales of gaming machines and casino management systems in the North American market.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2009:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt	¥15,796	¥592	¥5,204	¥10,000	¥—
Capital Lease Obligations	36,787	3,947	5,690	4,523	22,627
Operating Leases	95,236	8,323	16,617	16,354	53,942
Purchase Obligations	1,737	1,737	—	—	—
Forward exchange contracts	938	938	—	—	—
Pension Contribution	1,116	1,116	—	—	—
Asset Retirement Obligation	3,803	—	—	—	3,803

Total	¥155,413	¥16,653	¥27,511	¥30,877	¥80,372

Licenses.    We have several on-going contractual commitments involving minimum future royalties’ payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2009 is ¥588 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors including the executive officers and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of Konami shares owned as of March 31, 2009 (1)	Percentage of holding of Konami shares outstanding as of March 31, 2009
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board, President and Chief Executive Officer	November 12, 1940	June 2010	March 1974	35,392,530 (0)	26.52%
Noriaki Yamaguchi	Representative Director, Vice President, Corporate Officer and Chief Financial Officer	January 26, 1944	June 2010	June 1994	56,495 (0)	*
Kimihiko Higashio	Representative Director, Vice President, Corporate Officer and Chief Administrative Officer	September 24, 1959	June 2010	June 2005	23,385 (0)	*
Takuya Kozuki	Director	May 19, 1971	June 2010	June 2009	13,430 (0)	*
Tomokazu Godai	Outside Director	October 6, 1939	June 2010	May 1992	9,368 (0)	*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2010	June 2001	9,898 (0)	*
Akira Gemma	Outside Director	August 1, 1934	June 2010	June 2004	8,000 (0)	*
Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2013	June 1999	1,896 (0)	*
Tachio Ohori	Corporate Auditor	March 3, 1933	June 2011	June 2007	230 (0)	*
Masaru Mizuno	Corporate Auditor	September 4, 1932	June 2011	June 2007	230 (0)	*
Shogo Sasabe	Corporate Auditor	July 3, 1929	June 2011	June 2007	733 (0)	*
Corporate Officers:
Fumiaki Tanaka	Vice President, Corporate Officer	March 10, 1961	—	June 2000	72,956 (14,220)	*
Kazumi Kitaue	Executive Corporate Officer	February 20, 1957	—	June 2000	153,380 (0)	*
Akihiko Nagata	Executive Corporate Officer	January 19, 1959	—	June 2000	77,144 (0)	*
Satoshi Sakamoto	Corporate Officer	August 22, 1948	—	April 2007	0 (0)	*
Toshimitsu Oishi	Corporate Officer	January 5, 1955	—	April 2007	10,158 (0)	*
Mineaki Yoshiba	Corporate Officer	May 16, 1964	—	May 2008	700 (0)	*
Akira Tamai	Corporate Officer	October 14, 1963	—	April 2005	1,561 (0)	*
Tsutomu Watanabe	Corporate Officer	August 10, 1959	—	April 2009	0 (0)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation for Sports, Athletes and Higher Education (14,700,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares) and the Director Stock Purchase Association (43,078 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

•

All of our Directors are Japanese nationals and, except for Tomokazu Godai, Hiroyuki Mizuno and Akira Gemma, are engaged in our business on a full-time basis. The business address of our Directors is 7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan.

•	The list of corporate officers does not include those persons who also serve as directors.

•	Asterisks indicate ownership of less than one percent.

Kagemasa Kozuki became our Representative Director and President in 1974 and Representative Director and Chairman in 1987. He has also served as Chief Executive Officer since 1994. He established Konami in 1973.

Noriaki Yamaguchi became our Managing Director in 1994 and Representative Director in 2001. He has served as our Representative Director, Vice President, Corporate Officer and Chief Financial Officer since 2009. He joined Konami in 1994.

Kimihiko Higashio became our Director in 2005 and Representative Director in 2008. He has served as our Representative Director, Vice President, Corporate Officer and Chief Administrative Officer since 2009. He joined Konami in 1997.

Takuya Kozuki has served as our director since 2009. He joined Konami Computer Entertainment America, Inc. as Director and Vice President in 1997. He also served as Director and Chairman of Konami Corporation of America since 2002. He is a son of our Representative Director, Chairman and President, Kagemasa Kozuki.

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

Masaru Mizuno has served as our Corporate Auditor since 2007. He has served as Senior Advisor of Japan Tobacco Inc. since 2005.

Shogo Sasabe has served as our Corporate Auditor since 2007. He has served as Senior Advisor of BANDO CHEMICAL INDUSTRIES, LTD. since 2006.

Fumiaki Tanaka was in charge of the Amusement Business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He has serves as Vice President, Corporate Officer since 2009. He also served as Director from 1996 to 2001. He has served as Representative Director and President of Konami Digital Entertainment Co., Ltd. since 2006. He joined Konami in 1981.

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

Satoshi Sakamoto has served as Corporate Officer since 2007. He joined Konami Australia Pty Ltd. as Managing Director in 1996 and has served as Chairman of Konami Gaming Inc. since 2002.

Toshimitsu Oishi has served as Corporate Officer since 2007. He has also served as Representative Director and President of Konami Sports & Life Co., Ltd. since 2005. He joined Konami in 1987.

Mineaki Yoshiba has served as Corporate Officer since 2008. He joined Konami in 2000.

Akira Tamai has served as Corporate Officer since 2005. He joined Konami in 1999.

Tsutomu Watanabe has served as Corporate Officer since 2009. He joined Konami Digital Entertainment Co., Ltd. as Division President of Administration in 2008.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our Articles of Incorporation provide for appointment of twelve Directors. Directors are elected at a general meeting of shareholders, and the term of office of Directors provided for under our Articles of Incorporation is one year, although they may serve any number of consecutive terms. Our board of directors elects from among its members one or more Representative Directors, who have the authority individually to represent us in all matters.

Our Articles of Incorporation provide for the appointment of not more than five Corporate Auditors, at least half of whom must not have been a Director, executive officer (shikko-yakuin), manager or employee of our company or any of our subsidiaries prior to the date on which such person assumes the office of Corporate Auditor. Corporate Auditors are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The term of office of a Corporate Auditor provided for under the Corporate Law and our Articles of Incorporation is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Corporate Law of Japan, the Corporate Auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his or her opinion in the audit report if different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

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

B.    Compensation.

The aggregate compensation, including bonuses and other benefits in kind, we paid to our Directors (who include the corporate officers) and Corporate Auditors during fiscal 2009 was ¥587 million and ¥45 million, respectively. Konami has accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,321 million ($13,448 thousand) at March 31, 2009.

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our Directors, Corporate Auditors and Corporate Officers is set forth in Items 6.A and 6.B of this annual report.

D.    Employees.

We employed 5,632 persons on a full-time basis and 7,554 persons on a part-time basis as of March 31, 2009. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 857 employees belonged as of March 31, 2009. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2007	2008	2009
Digital Entertainment	2,731	3,074	3,193
Health & Fitness	1,501	1,611	1,584
Gaming & System	331	355	374
Others	276	221	274
General Administrative (1)	342	211	207

Total	5,181	5,472	5,632

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2007	2008	2009
Japan	4,469	4,731	4,830
North America	349	359	413
Asia (other than Japan)	155	157	166
Europe	87	110	113
Australia	121	115	110

Total	5,181	5,472	5,632

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

Many of our employees receive compensation on the basis of fixed annual salaries. In addition, we have in place a performance-linked incentive system for employees. Salaries of the employees are decided by our committee responsible for rewards upon evaluations by the person in charge of the employees’ respective production and divisions based on our results, the relevant production, the relevant division, as well as the individual’s own efforts and contribution. Also, employees and directors may receive additional compensation for the development of a patent that makes a significant contribution to our business. In addition, employees involved in production of our products receive rewards based on the contributions of their production teams to our financial results.

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

Following a resolution by the extraordinary general meeting of shareholders held on January 26, 2006, and a share exchange executed on March 1, 2006, we succeeded to obligations related to 12,200 stock subscription rights issued as series 1 by Konami Sports & Life Co., Ltd, which former Konami Sports Corporation approved in the Ordinary General Meeting of Shareholders held on June 23, 2004. We believe that these stock subscription rights are important for enhancing the motivation and morale of directors and employees of Konami Sports & Life Co., Ltd. subsequent to the share exchange, and to maximize the corporate value of the Konami Group. The exercise period was from July 1, 2006 to June 30, 2009, and the exercise price was ¥3,133.

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. As of March 31, 2009 the Employee Stock Purchase Association held a total of 1,370,040 shares of our common stock and the Director Stock Purchase Association held a total of 90,427 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2009, 133,461,502 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2009 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2009
Kagemasa Kozuki (1)	35,392,530	26.52%
Kozuki Foundation For Sports and Education (2)	14,700,000	11.01
Kozuki Holding B.V. (2)	13,530,000	10.14
Kozuki Capital Corporation (2)	7,036,996	5.27

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation for Sports and Education (14,700,000 shares), Kozuki Holding B.V. (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares), and the Director Stock Purchase Association (43,078 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2009 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Outstanding Shares
Japanese financial institutions	66	40,687,234	30.49%
Japanese securities companies	69	5,776,084	4.33
Other Japanese corporations	498	22,535,380	16.89
Foreign corporations and individuals	375	42,096,336	31.54
Japanese individuals and others	52,777	22,366,468	16.76

Total	53,785	133,461,502	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2009, there were 133,461,502 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2009, 361,123 shares of our common stock were held in the form of ADRs and there were 20 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2009, there were 53,785 holders of common stock of record worldwide, including 98 shareholders of record with addresses in the United States who held 10,952,352 shares, representing approximately 8.21% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of Konami.

B.    Related Party Transactions.

There were no related party transactions for fiscal 2009.

C.    Interests of Experts and Counsel

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

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2009, the date of our last audited financial statements.

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

	Price per Share of Konami Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of Konami Common Stock	Closing TOPIX		Closing Nikkei Stock Average
Fiscal Period	High	Low		High	Low	High	Low
2005	3,140	2,165	605,390	1,217.87	1,053.77	12,163.89	10,505.05
2006	3,110	2,115	743,008	1,728.16	1,109.19	17,059.66	10,825.39
2007	3,670	2,330	974,090	1,816.97	1,458.30	18,215.25	14,218.60
2008	4,120	2,580	1,042,096	1,796.89	1,139.62	18,297.00	11,691.00
2009	4,410	1,275	1,458,497	1,449.14	698.46	14,601.27	6,994.90
2008:
First quarter	3,310	2,750	961,016	1,793.64	1,682.49	18,297.00	16,999.06
Second quarter	3,200	2,580	976,166	1,796.89	1,497.82	18,295.27	15,262.10
Third quarter	3,730	2,940	861,715	1,679.71	1,417.47	17,448.97	14,669.85
Fourth quarter	4,120	2,840	1,386,134	1,461.31	1,139.62	15,156.66	11,691.00
2009:
First quarter	4,410	3,510	1,248,744	1,449.14	1,214.92	14,601.27	12,521.84
Second quarter	3,820	2,440	1,208,135	1,334.52	1,069.69	13,603.31	11,160.83
Third quarter	2,785	1,347	1,805,970	1,107.68	721.53	11,456.64	6,994.90
Fourth quarter	2,345	1,275	1,587,000	896.21	698.46	9,325.35	7,021.28
2010:
First quarter	1,877	1,416	989,797	954.08	778.21	10,170.82	8,084.62

Calendar Period
2009:
January	2,345	1,730	1,306,005	896.21	767.82	9,325.35	7,671.04
February	1,794	1,275	1,799,358	803.60	717.85	8,257.71	7,155.16
March	1,607	1,280	1,649,100	845.64	698.46	8,843.18	7,021.28
April	1,612	1,416	919,710	856.08	778.21	9,068.80	8,084.62
May	1,837	1,454	1,129,600	906.47	837.68	9,522.50	8,827.13
June	1,877	1,708	942,314	954.08	895.56	10,170.82	9,491.26

On July 24, 2009, the reported closing price of our shares on the Tokyo Stock Exchange was ¥1,826 per share, the closing Nikkei Stock Average was ¥9,944.55 and the closing TOPIX was 920.48.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 24, 2009, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $19.55 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
Fiscal Period	High ($)	Low ($)
2005	$29.99	$20.50	2,151
2006	26.83	19.00	902
2007	30.48	20.42	2,571
2008	39.93	20.22	5,612
2009	42.79	12.77	11,898
2008:
First quarter	28.04	22.54	4,456
Second quarter	28.08	21.82	4,460
Third quarter	33.04	21.80	5,603
Fourth quarter	39.93	20.22	8,003
2009:
First quarter	42.79	33.36	22,181
Second quarter	34.92	23.34	7,942
Third quarter	26.38	15.25	8,839
Fourth quarter	26.48	12.77	8,470
2010:
First quarter	19.48	14.80	7,021

Calendar Period:
2009:
January	$26.48	$19.60	5,105
February	19.69	13.55	7,605
March	16.51	12.77	12,277
April	16.05	14.80	8,952
May	19.48	15.24	9,395
June	19.41	17.50	3,018

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the year ended March 31, 2009, we had no share of diluted securities. Also, for the years ended March 31, 2007, 2008 and 2009 we had 2,356,180, nil and 741,968 shares attributable to outstanding stock options were excluded as the exercise prices of the stock subscription rights were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

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

Provisions Regarding Our Directors

Our Articles of Incorporation do not contain any provision concerning the power of a Director to vote at a meeting of our board of directors on proposals in which the Director is materially interested. However, in accordance with Article 369 Clause 2 of the Corporate Law, a Director is not empowered to participate in discussion or exercise his or her vote at a meeting of our board of directors on proposals in which that Director has a personal interest.

Our Articles of Incorporation do not contain any provision concerning the power of a Director to vote to itself, or to any one or more of the elected members of our board of directors, any remuneration (including retirement allowances or other benefit). However, in accordance with Article 361 of the Corporate Law, Directors are not empowered to determine their remuneration (including retirement allowances or other benefits), such determination being made by resolutions of a general meeting of our shareholders.

Our Articles of Incorporation do not contain any provision concerning the powers of the Directors to borrow on our behalf. In accordance with Article 362 of the Corporate Law, our board of directors is not restricted in any way in the exercise of its power to borrow on our behalf.

There is no provision under our Articles of Incorporation or under the Corporate Law which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his or her assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 26, 2009 and each has entered into contract with us on the same date.

Article 361 of the Corporate Law provides that, unless otherwise specified in the Articles of Incorporation, that remuneration for Directors, in respect of its amount (if the amount is fixed), calculation manner (if the amount is not fixed) or its substance (if the remuneration is not cash), is determined at a general meeting of shareholders of a company. Within the upper limit approved by the shareholders’ meeting, our board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s Representative Director.

Article 362 Clause 4 Sub-clause 2 of the Corporate Law provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. Our Regulations of our board of directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Corporate Law or our Articles of Incorporation.

There is no requirement concerning the number of shares an individual must hold in order to qualify him or her as a Director of Konami under the Corporate Law or our Articles of Incorporation.

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

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2009, 133,461,502 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, and in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders. However, by amendment of the Law Concerning Central Clearing of Bonds, Share Certificates and Other Securities in Japan (effective January 5, 2009), the share certificate system has been replaced by a book-entry transfer system administered by the Japan Securities Depositary Center, Inc ( “JASDEC”). Under the new system, Japanese listed companies cannot issue share certificates and those certificates previously issued are void. The shareholder’s ownership right that was represented by the share certificate is now recorded as an entry in an account that the shareholder is required to open with an Account Management Institution, i.e. a financial institution such as a bank, trust bank or a securities firm. A transfer of shares is effected by recording the transfer from the transferor’s account to the transferee’s account. We amend our register of shareholders (to, for example, reflect a transfer of shares) upon receipt of a General Shareholders Notification from JASDEC.

A registered shareholder is generally entitled to exercise its rights as shareholder, such as voting rights, and to receive dividends (if any). In order to exercise minority shareholder rights, a shareholder must make a request through their Account Management Institution for JASDEC to send us an Individual Shareholder Notification. Minority shareholder rights must be exercised within two weeks of delivery of the Individual Shareholder Notification. New shares issued with respect to registered shares, including those issued upon a stock split, automatically become registered shares.

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

Settlement transactions concerning shares listed on any of the stock exchanges in Japan normally are effected on the fourth dealing day after the transaction. Settlement in Japan is made through JASDEC as stated above.

As described above, non-resident shareholders are required to appoint a standing proxy in Japan or to provide a mailing address in Japan to receive notices from us. A local standing proxy can handle the registration of transfer and the application for reduced withholding tax. See Item 10.E “Taxation—Japanese Taxation”. Persons holding shares through Euroclear or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) appoint the depositary of Euroclear or Clearstream, Luxembourg as proxy on a standing basis. Persons holding shares through shares through Euroclear or Clearstream, Luxembourg may receive notice from us, such as notices of shareholders’ meeting and dividend distributions, and are eligible for reduced withholding tax in accordance with the operating procedures of Euroclear and Clearstream, Luxembourg.

The Duties and Liabilities of Directors

Article 355 of the Corporate Law requires directors to “perform their duties faithfully on behalf of the company”, thus subjecting directors to a duty of loyalty (chujitsu gimu). This duty is supplemented by other duties such as to avoid self-interested transactions and competition with the corporation as well as to abide by all laws and regulations, the articles of incorporation and resolutions of general meetings of shareholders.

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

Shareholders’ Rights to Bring Actions Against Directors

The provisions of Articles 847 of the Corporate Law constitute the Japanese shareholder derivative action mechanism. The provisions allow any shareholder who has continuously held a share for the previous six months to demand of the corporation that it file a suit to protect the company and enforce the liability of directors. Specifically, it provides that derivative actions may be brought to “enforce the liability of directors” in situations including, but not limited to, that where directors engage in self-interested transactions, or violate any laws and regulations or the articles of incorporation. If a corporate auditor has not instituted an action for the company within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. Article 847 Clause 5 of the Corporate Law provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately. After having brought the action, the shareholder who has done so must make notification of litigation (notice under litigation proceedings) to the company “without delay.” If a company might suffer irreparable damage from an act of a director, a shareholder who has owned a share continuously for the previous six months may seek an injunction suspending the performance of the act by the director pursuant to Article 360 of the Corporate Law.

Dividends

Following resolution of a general meeting of our shareholders, annual dividends are distributed to shareholders or pledgees of record as at March 31 in each year in proportion to the number of shares held by each shareholder or pledgee. Our Articles of Incorporation permit the payment of interim cash dividends (i.e. cash distributions made pursuant to Article 454 Clause 5 of the Corporate Law) to shareholders or pledgees of record as at September 30 in each year by resolution of our board of directors. Under our Articles of Incorporation, we are not obliged to pay any annual or interim dividends unclaimed for a period of three years after the date on which they are first made available by us. In addition, pursuant to Article 459 of the Corporate Law, our Articles of Incorporation permit our board of directors to determine the distribution of our reserves based on the Board’s resolution, as well as to establish an alternative record date.

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for voting rights for an ordinary general meeting of shareholders is March 31.

Any shareholder holding at least 300 voting rights or one percent of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one vote for each unit of shares, except that neither we, nor a corporate shareholder with not less than one-quarter of the total voting rights of which are directly or indirectly owned by us, has voting rights in respect of the shares held by us or such a corporate shareholder. Except as otherwise provided by law or by our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights that are represented at the meeting. The quorum for election or removal of Directors and Corporate Auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. Our shareholders may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights and are sole.

Our Articles of Incorporation provide that, in order to amend our Articles of Incorporation and in certain other instances, including any reduction of the capital stock, dissolution, merger or consolidation, exchange of shares for shares of an existing company, transfer of the whole or an important part of the business, taking over the whole of the business of any other company or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights or bonds with stock acquisition rights with “specially favorable” conditions) to persons other than shareholders, the quorum is at least one-third of the total number of voting rights and approval by at least two-thirds of the voting rights represented at the general meeting of shareholders is required.

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

Stock Subscription Rights

We may grant stock subscription rights to persons other than shareholders, as well as shareholders pursuant to a resolution of our board of directors. In the case of granting stock subscription rights to persons other than our shareholders under “specially favorable” conditions, a special resolution of the general meeting of shareholders is required. Upon exercise of such stock subscription rights, we shall issue new shares or transfer shares which are held by us as treasury stock to the holder of the stock subscription rights.

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

Any such acquisition of our shares must satisfy certain requirements, inter alia, that the acquisition cost may not exceed the Distributable Amount, described in “Dividends” above, as of the effective date of the acquisition. However, if it is anticipated that, as a result of the acquisition, the Distributable Amount, as stated on the balance sheet at the end of the immediately following fiscal year, will be less than zero, we may not purchase such shares. We may hold our shares acquired in compliance with the provisions of the Corporate Law (the “treasury stock”) and generally may cancel or dispose of such shares by resolutions of our board of directors subject to the limitation as to the disposal of such treasury stock at a specially favorable price mentioned in “Voting Rights” above.

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

Acquisition of Shares

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan by a non-resident of Japan from a resident of Japan may be made without any restriction, except as mentioned below. However, a report by the proxy who is a resident of Japan to the Minister of Finance must be filed following the transfer of shares to the non-resident of Japan, unless the consideration for such transfer is ¥100 million or less or such transfer is made through a bank, securities company or financial futures trader licensed under the relevant Japanese laws. In addition to the above, the Foreign Exchange Regulations give the Minister of Finance the power to require a prior approval for any such acquisition in certain exceptional circumstances.

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

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

On July 24, 2009, the closing price of our shares on the Tokyo Stock Exchange was ¥1,826 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥2,000 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥3,000 or ¥3,000 and ¥5,000, or fall to between ¥1,000 and ¥1,500. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,000	Less than	¥1,500	¥200
Over	1,500	Less than	2,000	300
Over	2,000	Less than	3,000	400
Over	3,000	Less than	5,000	500

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

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

Passive Foreign Investment Company Rules

We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is subject to change because it is a factual determination that is made annually based on our asset values, including the value of our intangibles as evidenced by the fair market value of our shares or ADSs, and our gross income, each of which is itself subject to change. Sustained trading value of our shares below their levels of early 2009 may result in our shares and ADSs being treated as stock of a PFIC for United States federal income tax purposes.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is

20%. Except for any individual shareholder who holds 5% or more of the total outstanding shares, the aforementioned 20% withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 7% for dividends due and payable on or before December 31, 2011, and (ii) 15% for dividends due and payable on or after January 1, 2012. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

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

•	Notwithstanding the above, no withholding tax shall be imposed if the recipient is, for example:

•

a corporation which has continued to hold more than 50% of the voting shares of the paying corporation for a period of 12 months ending on the date on which entitlement to the dividends is determined, and that either (i) whose shares are listed or registered on a certified stock exchange and traded thereon; or (ii) the competent authority determines that the purpose or business of which is not focused on achieving the benefit of the Tax Convention, and which has continued to hold more than 50% of the voting shares of the paying corporation for a period of 12 months ended on the last day of the financial year of such paying corporation; or

•	a pension fund that is a resident of U.S, provided that such dividends are not delivered from the carrying on of a business by such pension fund.

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

I.    Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2009, our U.S. dollar and Euro denominated sales comprised 16.04% and 11.80% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had significant U.S. dollar and Euro dominated monetary assets. As of March 31, 2009 we had net U.S. dollar dominated monetary assets of approximately $841 million and Euro denominated monetary assets of approximately €66 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

Translation risk

Our reporting currency is the Japanese yen. We have assets and liabilities outside Japan, primarily in the United States and Europe, which are subject to fluctuations in foreign currency exchange rates. We prepare financial statements of our foreign operations in their functional currencies prior to consolidation in our financial statements. As a result, changes in the value of the yen relative to the functional currencies of the underlying operations create translation gains and losses, which are recorded outside of our statement of income in other comprehensive income until we dispose of or liquidate the relevant foreign operation.

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

Foreign exchange forward contracts at March 31, 2009

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥938	¥981	¥(43)	93.82
Selling EURO	—	—	—	—

Total	¥938	¥981	¥(43)

Foreign exchange forward contracts at March 31, 2008

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥530	¥500	¥30	¥107.75
Selling EURO	158	158	0	157.82

Total	¥688	¥658	¥30

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2009 and 2008 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2009

	Expected maturity dates
Type of debt and average interest rates	2010	2011	2012	2013	2014	Thereafter	Total 3/31/09	Fair Value 3/31/09
	(in millions of yen)
Unsecured bank loans (0.87-1.03%)	¥592	¥204	—	—	—	—	¥796	¥778
Unsecured bonds (1.62%)	¥—	¥—	¥5,000	¥5,000	¥5,000	—	¥15,000	¥14,540

Total	¥592	¥204	¥5,000	¥5,000	¥5,000	—	¥15,796	¥15,318

Interest rate risk at March 31, 2008

	Expected maturity dates
Type of debt and average interest rates	2009	2010	2011	2012	2013	Thereafter	Total 3/31/08	Fair Value 3/31/08
	(in millions of yen)
Unsecured bank loans (1.01%)	¥592	¥592	¥204	—	—	—	¥1,388	¥1,354
Unsecured bonds (1.56%)	¥5,000	—	—	¥5,000	¥5,000	¥5,000	¥20,000	¥19,492

Total	¥5,592	¥592	¥204	¥5,000	¥5,000	¥5,000	¥21,388	¥20,845

Investment price risk

The fair value of certain of our investments, primarily in marketable equity securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2009 would be ¥54 million. We had no open equity derivative positions from April 1, 2008 to March 31, 2009.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2009 and 2008, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2009				March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥17	¥-1	¥560	$5,538	$173	$-10	$5,701
Other securities	—	—	—	—	—	—	—	—

Total	¥544	¥17	¥-1	¥560	$5,538	$173	$-10	$5,701

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2008				March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥115	¥—	¥659	$5,430	$1,148	$—	$6,578
Other securities	—	—	—	—	—	—	—	—

Total	¥544	¥115	¥—	¥659	$5,430	$1,148	$—	$6,578

Credit Risk

As of March 31, 2009, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2009, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2009, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2009, the disclosure controls and procedures were effective.

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

The management of Konami assessed the effectiveness of internal control over financial reporting as of March 31, 2009. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2009, our internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG AZSA & Co., has issued an audit report on our internal control over financial reporting. This report appears beginning of our consolidated financial statements in this annual report.

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

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA & Co. to perform an annual audit of our financial statements in the years ended March 31, 2008 and 2009. The following table presents information concerning fees paid to KPMG AZSA & Co. and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2008	2009
Audit fees (1)	¥536	¥526
Tax fees (2)	151	253
All other fees (3)	4	24

Total	¥691	¥803

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(3)	These are fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our Corporate Auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for Konami or its subsidiaries without the prior approval of our Corporate Auditors.

All of the services provided by KPMG in the year ended March 31, 2009 were approved by our Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2008	12,370	4,151.70	—	—
May 1 to May 31, 2008	6,535	3,882.39	—	—
June 1 to June 30, 2008	5,426	3,733.44	—	—
July 1 to July 31, 2008	616	3,497.34	—	—
August 1 to August 31, 2008	680	3,443.63	—	—
September 1 to September 30, 2008	745	2,985.74	—	—
October 1 to October 31, 2008	337	2,201.64	—	—
November 1 to November 30, 2008	536	1,890.11	—	—
December 1 to December 31, 2008	325	2,196.20	—	—
January 1, to January 31, 2009	397	2,057.29	—	—
February 1, to February 28, 2009	18	1,801.00	—	—
March 1 to March 31, 2009	4,000,133	1,368.84	—	—

Notes:

Total number of purchase shares shown includes the purchase of fractional shares from fractional share owners, pursuant to the Japanese Commercial Code. For an explanation of the right of such shareholders, see “Right of our Shareholders—Unit shares System” under Item 10.B of this Annual Report.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.	Corporate Governance.

Companies listed on the New York Stock Exchange (hereinafter called the NYSE) must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as Konami, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by Konami.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

Under Japan’s Corporate Law and relevant regulations (collectively, the “Corporate Law”), large listed companies may elect to structure their corporate governance system to be either that of a company with a Board of Statutory Auditors and an independent auditing firm (kaikei-kansanin), or that of a company with specified committees. The Company is currently a company with a Board of Statutory Auditors and an independent auditing firm (i.e. the “system of” Board of Statutory Auditors” of corporate governance). For large listed companies under the system of “Board of Statutory Auditors”, including the Company, the Corporate Law has no independence requirement with respect to directors. The tasks of overseeing management and auditing the Company’s financial statements are assigned to the corporate auditors, who are separate from the company’s management.

Companies under the system of “Board of Statutory Auditor”, including the Company, are required to have at least three corporate auditors, and all corporate auditors must meet certain independence requirements under the Corporate Law. The majority of such corporate auditors have to be “outside” corporate auditors who must meet additional independence requirements under the Corporate Law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting consultant (kaikei sanyo), executive officer (shikkoyaku), manager or any other employee of the company or any of its subsidiaries in previous years prior to the appointment.

Currently, the Company has four corporate auditors and all of them are outside corporate auditors.

A NYSE-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.	The Company employs the system of “Board of Statutory Auditors” as described above. Under this system, the Board of Statutory Auditors is a legally separate and independent body from the board of directors. The function of the Board of Statutory Auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company

Under the Corporate Law, the Company is required to have at least three corporate auditors. Currently, the Company has four corporate auditors. Each corporate auditor elected before the date of the ordinary meeting of shareholders of the Company relating to the fiscal year ended March 31, 2003 has a three-year term, while each corporate auditor elected on or after that date has a four-year term. In contrast, the term of each director of the Company is one year.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, the Company relies on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria.

A NYSE-listed U.S. company must have a nominating/corporate governance committee composed entirely of independent directors.

The Company’s directors are elected at a meeting of shareholders. Its Board of Directors does not have the power to fill vacancies thereon.

The Company’s corporate auditors are also elected at a meeting of shareholders. A proposal by the Company’s Board of Directors to elect a corporate auditor must be approved by a resolution of its Board of Statutory Auditors. The Board of Statutory Auditors is empowered to adopt a resolution requesting that the Company’s directors submit a proposal for election of a corporate auditor to a meeting of shareholders. The corporate auditors have the right to state their opinion concerning election of a corporate auditor at the meeting of shareholders.

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Total amounts of compensation including remuneration, bonuses and other financial benefits, for the Company’s directors and corporate auditors are proposed to, and voted on at, a meeting of shareholders. Once the proposals for such total amounts of compensation are approved at the meeting of shareholders, each of the Board of Directors and Board of Statutory Auditors allocate the respective total amounts among their respective members.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to the Corporate Law, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the plan by a “special resolution” of a general meeting of shareholders, where the quorum is at least one-third of the total number of voting rights which are entitled to vote at such a general meeting of shareholders and the approval of at least two-thirds of the voting rights represented at the meeting is required.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 31, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

July 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, KONAMI CORPORATION maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated July 31, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA & Co.

Tokyo, Japan

July 31, 2009

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2008 and 2009

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥52,130	¥53,568	$545,332
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥260 million and ¥470 million ($4,785 thousand) at March 31, 2008 and 2009, respectively	33,802	30,624	311,758
Inventories	24,374	23,512	239,357
Deferred income taxes, net	18,275	19,203	195,490
Prepaid expenses and other current assets	11,498	9,768	99,440

Total current assets	140,079	136,675	1,391,377
PROPERTY AND EQUIPMENT, net	66,690	60,552	616,431

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	659	560	5,701
Investments in affiliates	6,414	2,119	21,572
Identifiable intangible assets	38,161	35,883	365,296
Goodwill	21,935	21,925	223,201
Lease deposits	28,205	27,959	284,628
Deferred income taxes, net	2,687	3,641	37,066
Other assets	14,418	12,356	125,786

Total investments and other assets	112,479	104,443	1,063,250

TOTAL ASSETS	¥319,248	¥301,670	$3,071,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥8,115	¥3,627	$36,924
Trade notes and accounts payable	20,410	17,430	177,441
Accrued income taxes	9,523	6,683	68,034
Accrued expenses	21,934	17,738	180,576
Deferred revenue	7,848	7,586	77,227
Other current liabilities	7,283	9,322	94,899

Total current liabilities	75,113	62,386	635,101

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,613	37,739	384,190
Accrued pension and severance costs	2,699	2,941	29,940
Deferred income taxes, net	11,559	6,564	66,823
Other long-term liabilities	7,181	8,501	86,542

Total long-term liabilities	57,052	55,745	567,495

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	4,324	4,907	49,954

COMMITMENTS AND CONTINGENCIES (Notes 10 and 22)

STOCKHOLDERS’ EQUITY:
Common stock, no par value—Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2008 and 2009: outstanding 137,321,557 shares and 133,461,502 shares at March 31, 2008 and 2009, respectively	47,399	47,399	482,531
Additional paid-in capital	77,078	77,090	784,791
Legal reserve	284	284	2,891
Retained earnings	73,492	76,947	783,335
Accumulated other comprehensive income	2,579	98	998
Treasury stock, at cost—6,178,443 shares and 10,038,498 shares at March 31, 2008 and March 31, 2009, respectively	(18,073)	(23,186)	(236,038)

Total stockholders’ equity	182,759	178,632	1,818,508

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥319,248	¥301,670	$3,071,058

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2007, 2008 and 2009

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
NET REVENUES:
Product sales revenue	¥199,620	¥218,306	¥227,821	$2,319,261
Service revenue	80,659	79,096	81,950	834,266

Total net revenues	280,279	297,402	309,771	3,153,527

COSTS AND EXPENSES:
Costs of products sold	118,806	131,890	133,670	1,360,786
Costs of services rendered	74,700	73,298	78,966	803,889
Selling, general and administrative	58,628	58,375	58,653	597,098
Restructuring and impairment charges	—	—	11,121	113,214

Total costs and expenses	252,134	263,563	282,410	2,874,987

Operating income	28,145	33,839	27,361	278,540

OTHER INCOME (EXPENSES):
Interest income	821	894	459	4,673
Interest expense	(985)	(1,105)	(1,468)	(14,944)
Foreign currency exchange gain (loss), net	(330)	(704)	(1,641)	(16,706)
Other, net	(84)	(90)	8	81

Other income (expenses), net	(578)	(1,005)	(2,642)	(26,896)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	27,567	32,834	24,719	251,644

INCOME TAXES:
Current	8,298	16,305	15,526	158,058
Deferred	2,621	(3,225)	(4,811)	(48,977)

Total	10,919	13,080	10,715	109,081
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	16,648	19,754	14,004	142,563

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	575	1,589	640	6,515
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	138	180	(2,490)	(25,349)

NET INCOME	¥16,211	¥18,345	¥10,874	$110,699

PER SHARE DATA:	Yen			U.S. Dollars
	2007	2008	2009	2009
Basic net income per share	¥118.15	¥133.63	¥79.30	$0.81

Diluted net income per share	¥118.09	¥133.57	¥79.30	$0.81

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2007, 2008 and 2009

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284		¥53,756	¥3,957	¥(18,691)	¥163,815
Comprehensive income:
Net income				¥16,211	16,211			16,211

Foreign currency translation adjustments				1,267				1,267
Net unrealized losses on available-for-sale securities				27				27
Minimum pension liability adjustment				16				16

Other comprehensive income				1,310		1,310

Comprehensive income				¥17,521

Adjustment to initially apply SFAS No.158						350		350
Reissuance of treasury stock		(125)					373	248
Stock-based compensation		228						228
Cash dividends, ¥ 54.0 per share					(7,407)			(7,407)
Purchase of treasury stock							(93)	(93)

Balance at March 31, 2007	¥47,399	¥77,213	¥284		¥62,560	¥5,617	¥(18,411)	¥174,662
Comprehensive income:
Net income				¥18,345	18,345			18,345

Foreign currency translation adjustments				(2,907)				(2,907)
Net unrealized gains on available-for-sale securities				(25)				(25)
Pension liability adjustment				(106)				(106)

Other comprehensive income				(3,038)		(3,038)

Comprehensive income				¥15,307

Reissuance of treasury stock		(47)					213	166
Retirement of treasury stock		(156)					156	—
Stock-based compensation		68						68
Cash dividends, ¥ 54.0 per share					(7,413)			(7,413)
Purchase of treasury stock							(31)	(31)

Balance at March 31, 2008	¥47,399	¥77,078	¥284		¥73,492	¥2,579	¥(18,073)	¥182,759
Comprehensive income:
Net income				¥10,874	10,874			10,874

Foreign currency translation adjustments				(2,078)				(2,078)
Net unrealized gains on available-for-sale securities				(59)				(59)
Pension liability adjustment				(344)				(344)

Other comprehensive income				(2,481)		(2,481)

Comprehensive income				¥8,393

Reissuance of treasury stock		(0)					463	463
Stock-based compensation		12						12
Cash dividends, ¥ 54.0 per share					(7,419)			(7,419)
Purchase of treasury stock							(5,576)	(5,576)

Balance at March 31, 2009	¥47,399	¥77,090	¥284		¥76,947	¥98	¥(23,186)	¥178,632

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended March 31, 2007, 2008 and 2009—(Continued)

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at cost	Total Stockholders’ Equity
Balance at March 31, 2008	$482,531	$784,669	$2,891		$748,162	$26,255	$(183,987)	$1,860,521
Comprehensive income:
Net income				$110,699	110,699			110,699

Foreign currency translation adjustments				(21,154)				(21,154)
Net unrealized gains on available-for-sale securities				(601)				(601)
Pension liability adjustment				(3,502)				(3,502)

Other comprehensive income				(25,257)		(25,257)

Comprehensive income				$85,442

Reissuance of treasury stock		(0)					4,716	4,716
Stock-based compensation		122						122
Cash dividends, $0.55 per share					(75,526)			(75,526)
Purchase of treasury stock							(56,767)	(56,767)

Balance at March 31, 2009	$482,531	$784,791	$2,891		$783,335	$998	$(236,038)	$1,818,508

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2007, 2008 and 2009

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
Cash flows from operating activities:
Net income	¥16,211	¥18,345	¥10,874	$110,699
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	11,757	12,069	13,731	139,784
Provision for doubtful receivables	(76)	(248)	209	2,128
Restructuring and impairment charges	—	—	11,121	113,214
Loss (gain) on sale or disposal of property and equipment, net	829	382	(337)	(3,431)
Equity in net loss (income) of affiliated companies	(138)	(180)	2,490	25,349
Minority interest	575	1,589	640	6,515
Deferred income taxes	2,621	(3,225)	(4,811)	(48,977)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	4,716	(7,483)	175	1,781
Decrease (increase) in inventories	(4,298)	(2,117)	(1,424)	(14,497)
Decrease (increase) in other receivables	(993)	902	1,111	11,310
Decrease (increase) in prepaid expense	(195)	747	(918)	(9,345)
Increase (decrease) in trade notes and accounts payable	3,354	(623)	(556)	(5,660)
Increase (decrease) in accrued income taxes	(7,190)	6,845	(2,157)	(21,959)
Increase (decrease) in accrued expenses	3,567	827	(1,266)	(12,888)
Increase (decrease) in deferred revenue	309	2,192	(234)	(2,382)
Increase (decrease) in advance received	469	(427)	(796)	(8,103)
Other, net	306	1,193	2,279	23,201

Net cash provided by operating activities	31,824	30,788	30,131	306,739
Cash flows from investing activities:
Capital expenditures	(9,308)	(11,995)	(8,531)	(86,847)
Proceeds from sales of property and equipment	425	8	1,355	13,794
Acquisition of new subsidiaries, net of cash acquired	(202)	(367)	—	—
Decrease (increase) in lease deposits, net	(705)	(2,627)	1,616	16,451
Acquisition of business	(1,096)	—	—	—
Other, net	(212)	(378)	(155)	(1,578)

Net cash used in investing activities	(11,098)	(15,359)	(5,715)	(58,180)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	(1,119)	(1,869)	—	—
Repayments of long-term debt	(1,995)	(2,969)	(592)	(6,027)
Proceeds from issuance of bonds	—	15,000	—	—
Redemption of bonds	(20,000)	(20,000)	(5,000)	(50,901)
Principal payments under capital lease obligations	(2,814)	(2,596)	(2,886)	(29,380)
Dividends paid	(7,420)	(7,419)	(7,414)	(75,476)
Purchases of treasury stock	(93)	(31)	(5,576)	(56,765)
Other, net	229	66	464	4,724

Net cash used in financing activities	(33,212)	(19,818)	(21,004)	(213,825)
Effect of exchange rate changes on cash and cash equivalents	1,125	(814)	(1,974)	(20,095)
Net decrease in cash and cash equivalents	(11,361)	(5,203)	1,438	14,639
Cash and cash equivalents, beginning of year	68,694	57,333	52,130	530,693

Cash and cash equivalents, end of year	¥57,333	¥52,130	¥53,568	$545,332

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009

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

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2009.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2009 of ¥98.23 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

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

(c) Marketable Securities

Konami classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Konami has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2008 and 2009, all equity securities held by Konami are classified as available-for-sale.

On a continuous basis, but no less frequently than at the end of each quarter period, Konami evaluates the cost basis of an available-for-sale security for possible other-than-temporary impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

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

Years ended March 31, 2007, 2008 and 2009—(Continued)

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

(d) Investments in Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence over the affiliate’s operations (generally when its voting interest is between 20% and 50%), the equity method of accounting is used. Under this method, the investment is initially recorded at cost and is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated. Investments in non-marketable equity securities in which the Company’s ownership is less than 20% are carried at cost.

The difference between the initial cost of an investment and the estimated fair value of underlying equity in net assets of an equity method investee (“equity-method goodwill”) is not amortized but continues to be reviewed for impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, which requires other-than-temporary decline in value of an equity-method investment to be recognized as an impairment loss. All significant intercompany profits from the affiliate have been eliminated according to the equity method of accounting. On a continuous basis, but no less frequently than at the end of each quarter period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the fair value of an investment below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the investment is established. The impairment is first applied to reduce the amount of any equity-method goodwill, and then to the remaining basis in the investment.

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

Years ended March 31, 2007, 2008 and 2009—(Continued)

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or expenses.

According to the guidance in Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations”, as interpreted by FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations”, Konami recognizes a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair value. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

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

Years ended March 31, 2007, 2008 and 2009—(Continued)

Intangible assets determined to have an indefinite useful life are also tested for impairment based on fair value under SFAS No. 142. Konami reassesses such determination periodically for each asset based on the factors prescribed in SFAS No. 142.

Intangible assets with finite useful lives have been amortized over their estimated useful lives on a straight line basis. Konami assesses the recoverability of these intangible assets in a manner similar to Konami’s other long-lived assets.

(j) Impairment or Disposal of Long-Lived Assets

Konami’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors Konami considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the assets or the strategy for overall business; significant negative industry or economic trends. When it is determined that the carrying amount of assets or asset groups to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset or asset group to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k) Derivative Financial Instruments

From time to time, Konami uses certain derivative financial instruments to manage its foreign currency risks. Konami may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

Konami accounts for its derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income (loss) until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the current period. To date, Konami has not designated any derivative instrument as a hedge.

(l) Income Taxes

Konami accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Under the FASB issued interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN No.48), Konami recognizes the financial statement effects of tax positions when it is more likely than not that the tax positions, taken or expected to be taken in a tax return, will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are included in income taxes in its consolidated financial statements.

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

For mobile game contents, Konami enters into distribution agreements with mobile phone carriers for the sale or subscription of mobile game contents by the carriers to their subscribers. Konami recognizes as revenues the net amount due to Konami by the mobile phone carrier upon the sale of Konami’s game contents, net of any service or other fees earned and deducted by the carrier.

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

Years ended March 31, 2007, 2008 and 2009—(Continued)

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

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. Konami typically sells to customers with whom Konami has a history of successful collection. New customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For Konami’s health and fitness clubs, the collectability of membership fees is assured as it generally charges members’ accounts one-month in advance. In addition, for our mobile game contents, Konami has a collection risk for our accounts receivable except for certain mobile phone carriers.

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

(1)	if and when each element has been delivered

(2)	whether undelivered elements are essential to the functionality of the delivered elements

(3)	whether vender-specific objective evidence of fair value (VSOE) exists for undelivered elements

(4)	allocation of the total price among the various elements

Konami recognizes revenues from package software with online functionality for certain platforms in Digital Entertainment Segment which is hosted on its internal servers as multiple software deliverables in accordance with SOP 97-2, because the online services in its package game for those platforms are significant

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

deliverables in the overall product offerings. As VSOE of fair value for the online services could not be established for most of titles, revenue from the package products has not been allocated among the package game products and online service for those titles, and the entire revenue from the sale of the package products has been recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months. For those titles which the Company has established VSOE, the package game products and online services are recognized as separate units of accounting.

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

For those sources that involve multiple deliverables except for software deliverables, Konami applies the recognition criteria under Emerging Issue Task Force (“EITF”) Issue No.00-21. Specifically, deliverables are divided into separate units of accounting if:

(1)	Each item has value to the customer on a stand-alone basis,

(2)	objective and reliable evidence of the fair value of the undelivered items exists, and

(3)	delivery of any undelivered item is considered probable and substantially in Konami’s control.

Separate units of accounting are recognized in earnings as they are delivered or ratably over the service period, as applicable.

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥2,285 million, ¥3,111 million and ¥2,677 million ($27,252 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively, in the accompanying consolidated statements of income.

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”, provides for the capitalization of certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under Konami’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, Konami capitalizes these costs and begins to expense them upon release of the product through cost of revenues or writes them off when they are deemed unrecoverable.

(o) Royalties and License Fees

Konami pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

prepaid royalties and are expensed to costs of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥633 million and ¥588 million ($5,986 thousand) at March 31, 2008 and 2009, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and handling expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and handling expenses amounted to ¥2,489 million, ¥2,519 million and ¥2,707 million ($27,558 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥11,003 million, ¥11,408 million and ¥12,596 million ($128,230 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively.

(r) Stock-based Compensation

Konami accounted for its stock-based compensation plan to directors and employees using the intrinsic value based method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25” prior to the adoption of SFAS No.123R, “Share-Based Payment”, an amendment of SFAS 123 “Accounting for Stock-Based Compensation”, as of April 1, 2006. SFAS No.123R requires recording of expense for stock-based compensation to employees using the fair value based method. Konami has adopted the modified prospective transition method prescribed by SFAS No. 123R, under which the post-vesting share-based compensation awards are recognized according to the period in which employees are required to provide service, beginning from the adoption date.

The adoption of SFAS No.123R resulted in a decrease in net income of ¥214 million for the year ended March 31, 2007, compared to accounting under APB Opinion No. 25. The impact on basic net income per share and diluted net income per share was a decrease of ¥1.56.

(s) Comprehensive Income (loss)

SFAS No. 130, “Reporting Comprehensive Income,” requires classification of other comprehensive income (loss) in a financial statement and display of other comprehensive income (loss) separately from retained earnings and additional paid-in capital. Other comprehensive income (loss) primarily includes foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale, adjustment for minimum pension liabilities and adjustment on retirement benefits as well as the income tax effects thereof.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

(t) Translation of Foreign Currencies

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are translated based on exchange rates prevailing at each balance sheet date with the resulting gain or loss charged to earnings.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

(u) Consumption Taxes

Tax-exclusive method is used for accounting for consumption taxes.

(v) Net Income Per Share

Net income per share is presented in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic net income per share excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) by the weighted-average number of common shares outstanding. Diluted net income per share reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income per share is calculated by dividing net income by the sum of the weighted-average number of common shares plus additional shares that would be outstanding if potential dilutive shares had been issued. The components of basic and diluted net income per share are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
Net income available for common stockholders	¥16,211	¥18,345	¥10,874	$110,699

	Shares
Weighted-average common shares outstanding	137,202,151	137,290,259	137,124,130
Dilutive effect of employee stock options	69,494	54,450	—

Common stock and common stock equivalents	137,271,645	137,344,709	137,124,130

	Yen			U.S. Dollars
Net income per share:
Basic	¥118.15	¥133.63	¥79.30	$0.81

Diluted	¥118.09	¥133.57	¥79.30	$0.81

For the years ended March 31, 2007, 2008 and 2009, 2,356,180, nil and 741,968 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were greater than to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

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

Konami has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are service period for deferred net revenue, accounting for software development costs, impairment of long-lived and intangible assets, and realizability of deferred tax assets.

(x) Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Konami does not expect the adoption of SFAS 141R to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting standards for noncontrolling interests (previously referred to as minority interests) and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Konami expects the adoption of SFAS 160 would change the classification of noncontrolling interests of ¥4,324 million and ¥4,907 million at March 31, 2008 and 2009, respectively, from its current classification between liabilities and stockholders’ equity to a component of stockholders’ equity.

2.    Merger and Acquisition

On March 6, 2008, the Company acquired 33,384 shares, representing 91.9% of the total outstanding common stock of Sportsplex Japan Co., Ltd. (“Sportsplex Japan”) for the total cash purchase price of ¥509 million to expand the number of sports clubs in Tokyo and Kanagawa prefecture and enhance convenience and comfort for the members of the facilities. Sportsplex Japan became the Company’s consolidated subsidiary and its operating results have been included in the Company’s consolidated financial statements from the date of acquisition. On June 30, 2008, Sportsplex Japan merged with and into the Company’s consolidated subsidiary, Konami Sports & Life Co., Ltd. (“KSL”).

The acquisition was accounted for using the purchase method of accounting and the excess of fair value of acquired net assets over acquisition cost was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired long-lived assets. The allocation resulted in ¥299 million of customer relationship as an identifiable intangible asset, for which useful lives were estimated to be 7 years.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

The following table reflects the March 6, 2008, condensed balance sheet of Sportsplex Japan, as adjusted to give effect to the purchase method accounting adjustments:

Millions of Yen
Current assets	¥684
Property and equipment	7,418
Identifiable intangible assets	299
Other assets	1,448

Total assets acquired	9,849

Current liabilities	2,784
Long-term liabilities	6,499

Total liabilities assumed	9,283

Minority interest	57

Net assets acquired	¥509

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

On July 5, 2006, the Company’s consolidated subsidiary, Konami Digital Entertainment, Inc. (“KDE-US”) acquired the primary assets of Blue Label Interactive, Inc. (“Blue Label”) for the total cash purchase price of ¥1,099 million to expand Digital Entertainment segment business in North America. Based on the allocation of the purchase price, Konami has recorded ¥586 million and ¥513 million for goodwill and identifiable intangible assets, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

Goodwill from the acquisition of primary assets of Blue Label is allocated to Konami’s Digital Entertainment segment.

The impact to revenue, net income and net income per share for the years ended March 31, 2007, 2008 and 2009, as if the above transactions to acquire newly consolidated subsidiaries were completed as of the beginning of those fiscal years, is not material.

3.    Investments in Affiliates

The carrying amounts of investments in affiliates as of March 31, 2008 and 2009 were ¥6,414 million and ¥2,119 million ($21,572 thousand), respectively, and included ¥4,291 million and nil of equity-method goodwill as of March 31, 2008 and 2009, respectively.

At March 31, 2007, 2008 and 2009, Konami held investments in the equity-method affiliate as follows:

	Description of business	Acquisition Date	Ownership %
			2007	2008	2009
Resort Solution Co., Ltd. (“Resort Solution”)	Management of resort facilities	March 2006	20.0%	20.0%	20.4%

Resort Solution purchased and retired 1,000 thousand shares of treasury stock for the year ended March 31, 2009.

During the year ended March 31, 2009, the Company evaluated the recoverability of its investments in affiliate and determined that the decline in value of the investments in Resort Solution was other than temporary. Accordingly, the Company recorded a ¥4,347 million ($44,253 thousand) of pre-tax impairment charge. The impairment charge was included in equity in net income (loss) of affiliated companies in the consolidated statement of income.

The Company’s shares of undistributed earnings of the affiliate included in the consolidated retained earnings were earnings of ¥421 million and ¥473 million ($4,815 thousand) as of March 31, 2008 and 2009, respectively.

The affiliate accounted for under the equity method with a carrying amount of ¥6,414 million and ¥2,119 million ($21,572 thousand) as of March 31, 2008 and 2009, respectively, was traded on established markets and was quoted at a market value of ¥4,248 million and ¥2,119 million ($21,572 thousand) as of March 31, 2008 and 2009, respectively.

4.    Inventories

Inventories at March 31, 2008 and 2009 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Finished products	¥10,093	¥11,641	$118,508
Work in process	9,665	8,300	84,496
Raw materials and supplies	4,616	3,571	36,353

Total	¥24,374	¥23,512	$239,357

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

5.    Investment in Marketable Securities

Investment in marketable securities at March 31, 2008 and 2009 consisted of the following:

	Millions of Yen
	March 31, 2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥115	—	¥659

Total	¥544	¥115	—	¥659

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2009				March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥17	¥-1	¥560	$5,538	$173	$-10	$5,701

Total	¥544	¥17	¥-1	¥560	$5,538	$173	$-10	$5,701

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months at March 31, 2009, were ¥1 million ($10 thousand) and ¥455 million ($4,632 thousand), respectively. There were no gross unrealized holding losses on available-for-sale securities at March 31, 2008.

6.    Property and Equipment

Property and equipment at March 31, 2008 and 2009 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Property and equipment, at cost:
Land	¥11,674	¥11,331	$115,352
Buildings and structures	68,795	61,503	626,112
Tools, furniture and fixtures	29,157	26,738	272,198
Construction in progress	484	12	122

Total	110,110	99,584	1,013,784
Less-Accumulated depreciation and amortization	(43,420)	(39,032)	(397,353)

Net property and equipment	¥66,690	¥60,552	$616,431

Depreciation and amortization expense for the years ended March 31, 2007, 2008 and 2009 amounted to ¥7,624 million, ¥7,468 million and ¥9,075 million ($92,385 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

For the purpose of assessing impairment of long-lived assets used for Health & Fitness operations, grouping is at the individual club operation level which is considered to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected future cash flows are less than the carrying amount of the assets, those clubs are considered impaired and the assets are written down to fair value. For purposes of estimating fair value, Konami utilized the projected future cash flows of the impaired clubs discounted at its weighted average cost of capital.

During the fourth quarter of the fiscal year ended March 31, 2009, Konami identified the changes in circumstances that indicated the carrying value of long-lived assets might not be recoverable and projected a decline in net cash flows for Health & Fitness segment, primarily reflecting a decrease in the number of club members affected by the negative industry and economic trends. As a result, Konami tested the recoverability of underperforming clubs and recorded a pre-tax impairment charge of ¥7,881 million ($80,230 thousand) for long-lived assets, which was included in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2009. The recoverability test included reviewing the actual and projected cash flows of these underperforming clubs. Konami also considered operations of all clubs within each market served by multiple clubs and determined to cease operation of certain of these clubs that overlap in a particular marked, and recognized the closure related impairment charges which were included in the amount discussed above.

7.    Goodwill and Identifiable Intangible Assets

Konami evaluates the recoverability of the carrying value of goodwill under SFAS No.142. Konami engages an independent appraiser to assist management in its determination of the fair values of its reporting units. In its determination of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price, market capitalization and asset and liability structure of the reporting units. Significant assumptions used in this analysis includes 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, Konami primarily utilizes a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

At March 31, 2007 and 2008, Konami evaluated the recoverability of goodwill and indefinite lived intangible assets and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

However, in the fourth quarter of the fiscal year ended March 31, 2009, Konami determined that the fair value of indefinite lived intangible assets related to trademarks recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Consequently, an aggregate non-cash impairment charge of ¥1,857 million ($18,905 thousand) was recorded in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2009. This impairment charge was attributed to determination that the reporting unit would fail to meet previous growth expectations of future results.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2009.

The changes in the carrying amounts of goodwill by operating segment for the years ended March 31, 2008 and 2009 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2007	¥15,521	¥7,092	¥125	¥22,738
Adjustment for previously unrecognized tax benefits	(190)	(524)	—	(714)
Foreign currency translation adjustment	(89)	—	—	(89)
Balance at March 31, 2008	¥15,242	¥6,568	¥125	¥21,935
Foreign currency translation adjustment	(10)	—	—	(10)

Balance at March 31, 2009	¥15,232	¥6,568	¥125	¥21,925

	Thousands of U.S. Dollars
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2008	$155,166	$66,863	$1,273	$223,302
Foreign currency translation adjustment	(101)	—	—	(101)

Balance at March 31, 2009	$155,065	$66,863	$1,273	$223,201

Additional goodwill in the Digital Entertainment and Health & Fitness segments for the year ended March 31, 2007 was acquired in connection with the acquisitions made during the year as discussed in Note 2.

Adjustment for previously unrecognized tax benefits represented initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities.

Identifiable intangible assets at March 31, 2008 and 2009 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Identifiable intangible assets subject to amortization:
Existing technology	¥513	¥513	$5,223
Franchise and other contracts	2,202	2,202	22,417
Membership lists	390	418	4,255
Less-Accumulated amortization	(684)	(1,044)	(10,628)

Net amortized identifiable intangible assets	2,421	2,089	21,267

Identifiable intangible assets with an indefinite life:
Trademarks	35,410	33,553	341,576
Gaming licenses	330	241	2,453

Total unamortized identifiable intangible assets	35,740	33,794	344,029

Total identifiable intangible assets	¥38,161	¥35,883	$365,296

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

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

Intangible assets related to existing technology, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 7 to 15 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2007, 2008 and 2009 was ¥704 million, ¥709 million and ¥361 million ($3,675 thousand), respectively.

The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2010	¥251	$2,555
2011	216	2,199
2012	216	2,199
2013	216	2,199
2014	216	2,199

8.    Restructuring and impairment charges

For the year ended March 31, 2009, under the changing business environment surrounding the Health & Fitness segment, Konami recorded ¥11,121 million ($113,214 thousand) as the restructuring and impairment charges which primarily consisted of impairment charges for long-lived assets at underperforming facilities and identifiable intangible assets not subject to amortization. Also included in the restructuring and impairment charges was costs related to the consolidation of overlapping and duplicated facilities that had resulted from the past mergers and acquisitions, and the related impairment charges for long-lived assets at those overlapping and duplicated facilities.

The following table summarizes the restructuring and impairment charges recognized in the accompanying consolidated statement of income for the year ended March 31, 2009:

	Millions of Yen	Thousands of U.S. dollars
Impairment charge of long-lived assets	¥7,881	$80,230
Impairment charge of identifiable intangible assets	1,857	18,905
Expenses related to closure of facilities	1,383	14,079

Total	¥11,121	$113,214

Impairment charges for long-lived assets and intangible assets for the year ended March 31, 2009 are more fully discussed in Note 6 and 7, respectively.

The closure of overlapped and underperforming facilities will be completed in the year ending March 31, 2010 and Konami expects the total ¥250 million of contract termination costs to be incurred in connection with the activity. There were no material liability balances accrued as of March 31, 2009.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

9.    Other Assets

Other assets at March 31, 2008 and 2009 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Capitalized computer software, net	¥8,147	¥6,816	$69,388
Investments in non-marketable securities	368	547	5,568
Other	5,903	4,993	50,830

Total other assets	¥14,418	¥12,356	$125,786

Konami acquired computer software for internal use of ¥2,340 million and ¥2,100 million ($21,378 thousand) in fiscal years 2008 and 2009, respectively.

Capitalized computer software at March 31, 2008 and 2009 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Capitalized computer software, at cost	¥20,897	¥21,746	$221,378
Less—Accumulated amortization	(12,750)	(14,930)	(151,990)

Capitalized computer software, net	¥8,147	¥6,816	$69,388

Amortization expense of computer software for the years ended March 31, 2007, 2008 and 2009 amounted to ¥3,254 million, ¥3,799 million and ¥3,731 million ($37,982 thousand), respectively.

Estimated amortization expense of computer software for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2010	¥3,610	$36,750
2011	1,916	19,505
2012	710	7,228
2013	425	4,327
2014	155	1,578

Amortization expense of other intangible assets for the years ended March 31, 2007, 2008 and 2009 amounted to ¥175 million, ¥93 million and ¥565 million ($5,751 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

10.    Short-term Borrowings and Long-term Debt

A summary of long-term debt at March 31, 2008 and 2009 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Unsecured 1.51% per annum bonds due in September 2011	5,000	5,000	50,901
Unsecured 1.61% per annum bonds due in September 2012	5,000	5,000	50,901
Unsecured 1.73% per annum bonds due in September 2013	5,000	5,000	50,901
Unsecured 1.39% per annum bonds issued by Konami Sports due in December 2008	5,000	—	—
Unsecured loans from banks due serially from 2005 to 2011 with interest rates ranging from 0.87% to 1.03% per annum at March 31, 2008 and 2009	1,388	796	8,103

Total long-term debt	21,388	15,796	160,806
Less: current portion	(5,592)	(592)	(6,026)

Long-term debt, non-current portion	¥15,796	¥15,204	$154,780

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total on September 5, 2007. Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2008 and 2009. Additionally, the interest rates as of March 31, 2008 and 2009 ranged from 0.87% to 1.03%, respectively, due by 2011. At March 31, 2008 and 2009, Konami did not have any assets that were pledged as collateral for any of the debt obligations.

The Company has committed lines of credit available for immediate borrowings amounting to ¥20,000 million ($203,604 thousand) with certain financial institutions on November 7, 2006. Konami did not have any balance for the agreements as of March 31, 2008 and 2009. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2008 and 2009 amounted both to ¥15 million ($153 thousand).

The aggregate annual maturities of long-term debt outstanding at March 31, 2009 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2010	¥592	$6,026
2011	204	2,077
2012	5,000	50,901
2013	5,000	50,901
Thereafter	5,000	50,901

11.    Leases

Konami is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

At March 31, 2008 and 2009, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Building and structures	¥18,909	¥17,973	$182,968
Tools, furniture and fixtures	9,506	6,588	67,067
Accumulated amortization	(7,945)	(6,317)	(64,308)

Net leased property	¥20,470	¥18,244	$185,727

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2009 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2010	¥3,947	¥8,323	$40,181	$84,730
2011	3,185	8,325	32,424	84,750
2012	2,505	8,292	25,502	84,414
2013	2,314	8,237	23,557	83,854
2014	2,209	8,117	22,488	82,633
Thereafter	22,627	53,942	230,347	549,140

Total minimum lease payments	36,787	¥95,236	374,499	$969,521

Less: amount representing interest (rates ranging from 1.250% to 9.362% per annum)	(11,217)		(114,191)

Present value of net minimum lease payments	25,570		260,308
Less: current portion	(3,035)		(30,897)

Non-current portion	¥22,535		$229,411

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

Konami occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2007, 2008 and 2009 totaled ¥19,529 million, ¥19,452 million and ¥19,022 million ($193,648 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of income.

12.    Asset Retirement Obligation

Konami has asset retirement obligations arising from the contractual requirements to perform certain asset retirement activities at the time that certain leasehold improvements relating primarily to the office and the health

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

and fitness facilities are disposed of. The liability was initially measured at fair value and subsequently is adjusted for accretion expenses and changes in amount or timing of estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of related long-lived assets and depreciated over the assets’ useful life. The following table presents the activity for asset retirement obligations for the years ended March 31, 2008 and 2009:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Beginning balance	¥1,924	¥2,997	$30,510
Additional liabilities incurred	1,688	49	499
Liabilities settled	(700)	(23)	(234)
Accretion expense	85	86	875
Revisions in estimated cash flow	—	694	7,065

Ending balance	¥2,997	¥3,803	$38,715

13.    Income Taxes

The Company and its domestic subsidiaries are subject to national corporate tax of 30% and corporate inhabitant tax plus enterprise tax of approximately 10.9%, after considering the non-deductible expense to the corporation tax, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2007, 2008 and 2009. Foreign subsidiaries are subject to income taxes of the countries in which they operate. The income before income taxes and income tax expense (benefit) for the years ended March 31, 2007, 2008 and 2009 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
Income before income taxes:
Japanese	¥26,771	¥28,760	¥17,764	$180,841
Foreign	796	4,074	6,955	70,803

Total	¥27,567	¥32,834	¥24,719	$251,644

Income taxes—Current:
Japanese	¥7,092	¥14,335	¥14,812	$150,789
Foreign	1,206	1,970	714	7,269

Total	¥8,298	¥16,305	¥15,526	$158,058

Income taxes—Deferred:
Japanese	¥2,278	¥(2,421)	¥(5,380)	$(54,769)
Foreign	343	(804)	569	5,792

Total	¥2,621	¥(3,225)	¥(4,811)	$(48,977)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

The significant components of income taxes for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
Income taxes on continuing operations before minority interest and equity in net income (loss) of affiliated companies	¥10,919	¥13,080	¥10,715	$109,081
Equity in net income (loss) of affiliated companies	67	86	(1,757)	$(17,887)
Income tax expense (benefit) reported on other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	18	(17)	(40)	(407)
Pension liability adjustment	242	(72)	(238)	(2,423)

Total income taxes	¥11,246	¥13,077	¥8,680	$88,364

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates are as follows:

	2007	2008	2009
Statutory income tax rate	40.9%	40.9%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	2.1	0.6	1.5
Non-taxable income	(4.3)	(0.2)	(0.3)
Change in valuation allowance	1.1	(6.4)	(11.0)
Dividend of overseas subsidiaries	0.3	2.9	1.3
Unrecognized tax benefits	—	2.4	—
Adjustment of estimated income tax accruals	—	—	7.4
Other, net	(0.5)	(0.4)	3.5

Effective income tax rate	39.6%	39.8%	43.3%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2008 and 2009 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Deferred tax assets:
Accrued enterprise taxes	¥1,269	¥804	$8,185
Accrued expenses	4,790	4,245	43,215
Accrued pension and severance costs	1,281	1,474	15,006
Allowance for doubtful accounts	101	94	957
Inventories	14,517	15,019	152,896
Net operating loss carryforwards	4,167	4,017	40,894
Property and equipment basis differences	2,980	4,834	49,211
Asset retirement obligation	1,226	1,556	15,840
Deferred revenue	988	851	8,663
Investments in affiliate	—	1,549	15,769
Other	3,928	3,461	35,234

Gross deferred tax assets	35,247	37,904	385,870
Less valuation allowance	(8,442)	(5,727)	(58,302)

Total deferred tax assets	26,805	32,177	327,568
Deferred tax liabilities:
Intangible assets	(15,483)	(14,647)	(149,109)
Investments in affiliates	(200)	—	—
Undistributed earnings of foreign subsidiaries	(298)	—	—
Other	(1,447)	(1,263)	(12,858)

Gross deferred tax liabilities	(17,428)	(15,910)	(161,967)

Net deferred tax assets	¥9,377	¥16,267	$165,601

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Konami will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2009.

The net change in the total valuation allowance for the years ended March 31, 2007, 2008 and 2009 was an increase of ¥101 million and a decrease of ¥3,300 million, ¥2,715 million ($27,639 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Current assets:
Deferred income taxes, net	¥18,275	¥19,203	$195,490
Investments and other assets:
Deferred income taxes, net	2,687	3,641	37,066
Current liabilities:
Other current liabilities, net	(26)	(13)	(132)
Long-term liabilities:
Deferred income taxes, net	(11,559)	(6,564)	(66,823)

Net deferred tax assets	¥9,377	¥16,267	$165,601

At March 31, 2009, subsidiaries other than the U.S. subsidiaries had operating loss carryforwards aggregating approximately ¥6,711 million ($68,319 thousand), which will expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2010	¥81	$825
2011	161	1,639
2012	124	1,262
2013	507	5,161
2014	1,280	13,031
2015	950	9,671
2016 and thereafter	3,608	36,730

Total	¥6,711	$68,319

U.S. subsidiaries had federal and state tax net operating loss carryforwards of approximately ¥2,743 million ($27,924 thousand) and ¥7,163 million ($72,921 thousand), respectively, which expire in varying amounts through the year 2027. These net operating loss carryforwards which expire within 1 to 5 years, 11 to 15 years and thereafter are ¥6,486 million ($66,029 thousand), ¥608 million ($6,190 thousand) and ¥2,812 million ($28,626 thousand), respectively.

Konami adopted FIN No.48 effective April 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of yen	Millions of yen	Thousands of U.S. Dollars
	2008	2009	2009
Beginning balance	¥—	¥706	$7,187
Additions for tax positions of prior years	706	—	—

Ending balance	¥706	¥706	$7,187

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

The total amount of unrecognized tax benefits as of each year end, if recognized, that would reduce the effective income tax rate, is ¥706 million ($7,187 thousand).

Although Konami believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next twelve months cannot be made at this time. Based on the items of which Konami is aware of at March 31, 2009, any change to the unrecognized tax benefits that, if recognized, would affect the effective income tax rate is not expected to be material.

Konami recognizes interest and penalties related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued as of March 31, 2008 and 2009, and interest and penalties included in income taxes for the years ended March 31, 2008 and 2009 are not material.

Konami files its income tax returns in various tax jurisdictions. Konami is no longer subject to tax examinations by the respective local tax authorities for fiscal years prior to 1998 for Europe, fiscal years prior to 2004 for North America and Australia, and fiscal years prior to 2005 for Japan.

14.    Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rates of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement. The Company’s foreign subsidiaries only have defined contribution plans and do not have defined benefit plans.

In accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, Konami recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the consolidated balance sheet and recorded the adjustments, after considering tax effect, as a component of accumulated other comprehensive income (loss). The adjustments made to accumulated other comprehensive income (loss) upon adoption of SFAS No. 158 during the year ended March 31, 2007, represented actuarial (gain) loss and unamortized prior service cost under the previously adopted SFAS No.87, which were eliminated upon recognition of the funded status of the defined benefit plans.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,326	¥3,300	$33,595
Service cost	234	204	2,077
Interest cost	24	25	254
Actuarial (gain) loss	(139)	90	916
Benefits paid	(145)	(95)	(967)

Benefit obligation, end of year	¥3,300	¥3,524	$35,875

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,723	¥2,044	$20,808
Actual return on plan assets	(198)	(280)	(2,850)
Employer contribution	187	207	2,107
Distribution to plan sponsor of overfunded amounts	(591)	—	—
Benefits paid	(77)	(49)	(499)

Fair value of plan assets, end of year	¥2,044	¥1,922	$19,566

Funded status	¥(1,256)	¥(1,602)	$(16,309)

Amounts recognized in the consolidated balance sheets consist of:
Other assets	¥155	¥54	$550
Other current liabilities	(33)	(36)	(367)
Accrued pension and severance costs	(1,378)	(1,620)	(16,492)

Net amount recognized	¥(1,256)	¥(1,602)	$(16,309)

Recognized accumulated other comprehensive income (loss) at March 31, 2008 and 2009 is as follows;

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Actuarial net gain (loss)	221	(100)	(1,018)
Prior service cost	23	—	—

	244	(100)	(1,018)

	Millions of Yen		Thousands of U.S. Dollars
	2008	2009	2009
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥2,472	¥2,703	$27,517
Accumulated benefit obligation	2,350	2,561	26,071
Fair value of plan assets	1,059	1,047	10,659

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

The measurement date used to determine pension benefit obligations for all the pension plans was March 31. The accumulated benefit obligations for the defined benefit plans were ¥3,160 million and ¥3,364 million ($34,246 thousand) at March 31, 2008 and 2009 respectively.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the years ended March 31, 2007, 2008 and 2009 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
Service cost—benefits earned during the year	¥233	¥234	¥204	$2,077
Interest cost on projected benefit obligation	23	24	25	254
Expected return on plan assets	(44)	(46)	(41)	(417)
Recognized actuarial (gain) loss	(51)	(60)	(136)	(1,385)
Amortization of prior service cost	(13)	(13)	(39)	(397)

Net periodic cost	¥148	¥139	¥13	$132

Estimated amortization for actuarial loss for the year ending March 31, 2010 is as follows:

	Millions of yen	Thousands of U.S. Dollars
Actuarial net loss	27	275

Weighted-average assumptions used to determine projected benefit obligations at March 31, 2008 and 2009 were as follows:

	2008	2009
Weighted-average assumptions:
Discount rate	1.3%	1.1%
Assumed rate of increase in future compensation levels	1.9%	1.9%

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
Weighted-average assumptions:
Discount rate	1.4%	1.3%	1.3%
Assumed rate of increase in future compensation levels	2.0%	2.0%	1.9%
Expected long-term rate of return on plan assets	1.7%	1.7%	2.0%

The Company and its domestic subsidiaries determine the expected long-term rate of return on plan assets of the various assets categories in which they invest. Konami considers the current expectations for future returns and the actual historical returns of each plan asset category.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

The benefit plan weighted-average asset allocations for the Company and its domestic subsidiaries for the years ended March 31, 2008 and 2009 by asset category were as follows:

	2008	2009
Asset category:
Equity securities	21.4%	17.6%
Debt securities	22.5%	20.8%
Guaranteed investment contracts—insurance companies	39.7%	42.4%
Other	16.4%	19.2%

	100.0%	100.0%

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

The Company and its domestic subsidiaries have participated in the welfare pension fund for a multi-employer contributory plan. Konami’s contributions to the plan amounted to ¥805 million, ¥849 million and ¥887 million ($9,030 thousand) for the years ended March 31, 2007, 2008 and 2009, respectively, and were recorded as costs and expenses in the consolidated statements of income.

The Company and its domestic subsidiaries expects to contribute ¥187 million ($1,904 thousand) and ¥929 million ($9,457 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2010.

Future estimated pension benefit payments, using the defined benefit plan for the Company and its domestic subsidiaries are as follows.

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2010	¥188	$1,914
2011	189	1,924
2012	197	2,005
2013	188	1,914
2014	183	1,863
2015-2019	930	9,468

The Company has accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,321 million ($13,448 thousand) at March 31, 2008 and 2009, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

15.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2009, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account were ¥61,551 million ($626,601 thousand).

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2008 and 2009:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2007	6,300,970	¥18,411
Acquisition through purchase of odd-lot shares	9,588	31
Issuance upon exercise under stock compensation plan	(76,329)	(213)
Retirement of treasury stock	(55,786)	(156)

Balance at March 31, 2008	6,178,443	¥18,073
Acquisition through purchase of odd-lot shares	25,846	101
Purchase of treasury stock under the plan approved by the Company’s board	4,000,000	5,475
Issuance upon exercise under stock compensation plan	(165,791)	(463)

Balance at March 31, 2009	10,038,498	¥23,186

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2008	$183,987
Acquisition through purchase of odd-lot shares	1,029
Purchase of treasury stock under the plan approved by the Company’s board	55,738
Issuance upon exercise under stock compensation plan	(4,716)

Balance at March 31, 2009	$236,038

Stock-based Compensation Plan

The Company and its domestic consolidated subsidiaries maintain certain stock-based compensation plans for grant of stock subscription rights to their directors and employees. Under these plans, the number of common shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations.

Konami’s stock option awards generally vest based on 2 to 4 years of continuous service and have 5-year contractual terms. These awards gradually vest through the period of service rendered and therefore compensation cost is recognized over the period, in which employees are required to provide service.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

Previously, Konami elected to account for compensation cost under APB Opinion No.25, and FIN No.44. Konami has adopted SFAS No.123R beginning from the year ended March 31, 2007. The compensation cost recognized for the years ended March 31, 2007 and 2008 and 2009 were ¥228 million, ¥68 million and ¥12 million ($122 thousand), respectively.

The following summarizes Konami’s stock option and changes during the year ended March 31, 2009.

Options	Shares	Weighted-Average Exercise Price (in yen)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions of yen)
Outstanding at March 31, 2008	956,961	3,068	—	—
Granted	—	—	—	—
Exercised	(165,791)	2,792	—	—
Forfeited or expired	(49,202)	3,021	—	—
Outstanding at March 31, 2009	741,968	3,133	0.25	—
Exercisable at March 31, 2009	741,968	3,133	0.25	—

Aggregate intrinsic value of options exercised were ¥72 million, ¥26 million and ¥1 million ($10 thousand) for the year ended March 31, 2007, 2008 and 2009, respectively.

The following table summarizes Konami’s nonvested shares and changes during the year ended March 31, 2009.

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2008	314,043	738
Granted	—	—
Vested	310,330	738
Forfeited	3,713	774
Nonvested at March 31, 2009	—	—

As of March 31, 2009, there is no aggregate unrecognized compensation cost relating to nonvested compensation plans granted under the above employee stock option plan. Aggregate fair value of shares vested for the year ended March 31, 2007, 2008 and 2009 were ¥926 million, ¥262 million and ¥229 million ($2,331 thousand), respectively.

Cash received from the exercise of stock options were ¥166 million and ¥463 million ($4,713 thousand) for the years ended March 31, 2008 and 2009, respectively.

Konami has a policy for issuing its treasury stock to satisfy option exercises.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

16.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2007, 2008 and 2009 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥3,907	¥5,174	¥2,267	$23,078
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	1,267	(2,907)	(2,078)	(21,154)

Balance, end of year	¥5,174	¥2,267	¥189	$1,924

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥66	¥93	¥68	$693
Net change	27	(25)	(59)	(601)

Balance, end of year	¥93	¥68	¥9	$92

Minimum pension liability adjustment:
Balance, beginning of year	¥(16)	¥—	¥—	$—
Adjustments for the year	16	—	—	—

Balance, end of year	¥—	¥—	¥—	$—

Adjustment on retirement benefits, net of tax:
Balance, beginning of year	—	350	244	2,484
Net change	—	(106)	(344)	(3,502)
Adjustments for the adoption of SFAS No. 158	350	—	—	—

Balance, end of year	¥350	¥244	¥(100)	$(1,018)

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥3,957	¥5,617	¥2,579	$26,255
Adjustments for the year	1,310	(3,038)	(2,481)	(25,257)
Adjustments for the adoption of SFAS No. 158	350	—	—	—

Balance, end of year	¥5,617	¥2,579	¥98	$998

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2007
Foreign currency translation adjustments	¥1,267	¥—	¥1,267
Net unrealized losses on available-for-sale securities:
Unrealized gains arising during the year	45	(18)	27
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized gains	45	(18)	27

Minimum pension liability adjustment	16	—	16

Other comprehensive income	1,328	(18)	1,310
Adjustments for the adoption of SFAS No. 158	592	(242)	350

Change in the year	¥1,920	¥(260)	¥1,660

2008
Foreign currency translation adjustments	¥(2,907)	¥—	¥(2,907)
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	(42)	17	(25)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(42)	17	(25)

Pension liability adjustment:
Net loss arising during the year	(105)	43	(62)
Less: amortization of net gain	(60)	23	(37)

Net loss	(165)	66	(99)
Amortization of prior service cost	(13)	6	(7)

Pension liability adjustments, net	(178)	72	(106)

Other comprehensive loss	¥(3,127)	¥89	¥(3,038)

2009
Foreign currency translation adjustments	¥(2,078)	¥—	¥(2,078)
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	(99)	40	(59)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(99)	40	(59)

Pension liability adjustment:
Net loss arising during the year	(407)	166	(241)
Less: amortization of net gain	(136)	56	(80)

Net loss	(543)	222	(321)
Amortization of prior service cost	(39)	16	(23)

Pension liability adjustments, net	(582)	238	(344)

Other comprehensive loss	¥(2,759)	¥278	¥(2,481)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2009
Foreign currency translation adjustments	$(21,154)	$—	$(21,154)
Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	(1,008)	407	(601)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(1,008)	407	(601)

Pension liability adjustment:
Net loss arising during the year	(4,143)	1,690	(2,453)
Less: amortization of net gain	(1,385)	570	(815)

Net loss	(5,528)	2,260	(3,268)
Amortization of prior service cost	(397)	163	(234)

Pension liability adjustments, net	(5,925)	2,423	(3,502)

Other comprehensive loss	$(28,087)	$2,830	$(25,257)

17.    Derivative Financial Instruments

Effective January 1, 2009, Konami has adopted SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, An amendment of FASB Statement No.133”.

Konami uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. Konami does not hold derivative financial instruments for trading purposes. The location and fair value amounts of derivative instruments reported in the consolidated statement of financial position as of March 31, 2008 and 2009 were as follows:

	Millions of Yen
	Asset Derivatives				Liability Derivatives
	2008		2009		2008		2009
	Balance Sheet location	Fair value	Balance Sheet location	Fair value	Balance Sheet location	Fair value	Balance Sheet location	Fair value
Derivatives not designated as hedging instruments:
Forward exchange contracts	Prepaid expenses and other current assets	¥31	—	—	Other current liabilities	¥1	Other current liabilities	¥43

Total derivatives		¥31		—		¥1		¥43

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

	Thousands of U.S. Dollars
	2009
	Asset Derivatives		Liability Derivatives
	Balance Sheet location	Fair value	Balance Sheet location	Fair value
Derivatives not designated as hedging instruments:
Forward exchange contracts	—	—	Other current liabilities	$438

Total derivatives		—		$438

The aggregate notional amount of forward exchange contracts at March 31, 2009 is ¥938 million.

Konami does not designate the foreign exchange forward contracts as hedges. The loss recognized in earnings on derivatives under SFAS No.133 for the three months ended March 31, 2009 is as follows:

	Location of Gain or (Loss) recognized in Income on Derivative	For the three months ended March 31, 2009
		Millions of Yen	Thousands of U.S. Dollars
Derivatives not designated as hedging instruments:
Forward exchange contracts	Foreign currency exchange gain (loss), net	¥(19)	$(193)

Total		¥(19)	$(193)

Foreign exchange net losses, including those on these forward exchange contracts, for the years ended March 31, 2007, 2008 and 2009 were ¥330 million, ¥704 million and ¥1,641 million ($16,706 thousand), respectively.

Effects of exchange rate changes subsequent to March 31, 2009 on fair value of those forward exchange contracts have not been significant as of the reporting date.

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

Years ended March 31, 2007, 2008 and 2009—(Continued)

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

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at March 31, 2008 and 2009 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2008		2009		2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥659	¥659	¥560	¥560	$5,701	$5,701
Long-term debt, including current installments	(21,388)	(20,845)	(15,796)	(15,318)	(160,806)	(155,940)
Derivatives:
Foreign exchange forward contracts:
Assets	31	31	—	—	—	—
Liabilities	1	1	43	43	438	438

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19.    Fair Value Measurements

Effective April 1, 2008, Konami adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about fair value measurement. Meanwhile, in February 2008, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standards No. 157-2, “Effective Date of FASB Statement No. 157” (FSP No. 157-2), which delays the effective date for SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning on or after November 15, 2008. Pursuant to the provisions of

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

FSP No. 157-2, Konami will not apply the provisions of SFAS No. 157 to non-financial assets and liabilities measured on a non-recurring basis until fiscal years beginning on or after April 1, 2009. Konami does not expect the adoption of SFAS No. 157 for nonrecurring fair value measurements of nonfinancial assets and liabilities will have a significant impact on its financial statements.

SFAS No. 157 defines fair value as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 —	Quoted prices for identical assets or liabilities in active markets

Level 2 —	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 —	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2009, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year Ended March 31, 2009	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥560	¥—	¥—	¥560

Total assets	¥560	¥—	¥—	¥560

Liabilities:
Derivatives	¥—	¥43	¥—	¥43

Total liabilities	¥—	¥43	¥—	¥43

	Thousands of U.S. Dollars
Year Ended March 31, 2009	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$5,701	$—	$—	$5,701

Total assets	$5,701	$—	$—	$5,701

Liabilities:
Derivatives	$—	$438	$—	$438

Total liabilities	$—	$438	$—	$438

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

As of March 31, 2009, Konami did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As of March 31, 2009, our assets and liabilities measured at fair value on a non-recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year Ended March 31, 2009	Carrying Value	Level 1	Level 2	Level 3	Total gain or losses
Assets:
Equity-method Investments	¥2,119	¥2,119	¥—	¥—	¥(4,347)

Total	¥2,119	¥2,119	¥—	¥—	¥(4,347)

	Thousands of U.S. Dollars
Year Ended March 31, 2009	Carrying Value	Level 1	Level 2	Level 3	Total gain or losses
Assets:
Equity-method Investments	$21,572	$21,572	$—	$—	$(44,253)

Total	$21,572	$21,572	$—	$—	$(44,253)

The Company’s marketable equity-method investment was measured at fair value during the year ended March 31, 2009 due to events or circumstances the Company identified that significantly impacted the fair value of these investments, resulting in other-than-temporary impairment charges. As a result, the Company recorded a ¥4,347 million ($44,253 thousand) of impairment charge for its investments to write down the investment to its fair value, primarily due to the fair value being significantly lower than the carrying value of the investment. The impairment charge was included in equity in net income (loss) of affiliated companies on the consolidated statements of income. We classified these investments as Level 1, as we use an unadjusted quoted market price in active markets.

20.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2007	2008	2009	2009
Cash paid during the year for:
Interest	¥1,024	¥1,007	¥1,447	$14,731
Income taxes	15,139	8,589	17,722	180,413
Acquisitions of new subsidiaries:
Fair value of assets acquired	997	9,707	—	—
Liabilities assumed	(1,286)	(9,283)	—	—
Goodwill	491	—	—	—
Minority interest	—	(57)	—	—
Cash paid, net of cash acquired	202	367	—	—
Property acquired under capital leases during the year	12,007	600	6,116	62,262
Recognition of tangible fixed assets due to assets retirement obligation	159	1,688	743	7,564

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

21.    Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.
2. Health & Fitness:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.
3. Gaming & Systems:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

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

a.    Segment information

(1) Revenue and operating income (loss)

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	557	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Year Ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Net revenue:
Customers	¥187,308	¥89,702	¥18,336	¥14,425	¥309,771
Intersegment	320	263	—	(583)	—

Total	187,628	89,965	18,336	13,842	309,771
Operating expenses	146,076	98,235	14,889	23,210	282,410

Operating income (loss)	¥41,552	¥(8,270)	¥3,447	¥(9,368)	¥27,361

Year Ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Thousands of U.S. Dollars
Net revenue:
Customers	$1,906,831	$913,183	$186,664	$146,849	$3,153,527
Intersegment	3,258	2,677	—	(5,935)	—

Total	1,910,089	915,860	186,664	140,914	3,153,527
Operating expenses	1,487,081	1,000,051	151,573	236,282	2,874,987

Operating income (loss)	$423,008	$(84,191)	$35,091	$(95,368)	$278,540

As discussed in Note 8, restructuring and impairment charges of ¥11,121 million ($113,214 thousand) was included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2009.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Assets	¥103,140	¥117,568	¥12,607	¥71,342	¥304,657
Depreciation and amortization	3,795	3,589	274	4,099	11,757
Capital expenditures	1,950	1,643	291	5,864	9,748

Year Ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Assets	¥120,530	¥128,296	¥13,646	¥56,776	¥319,248
Depreciation and amortization	4,982	3,723	251	3,113	12,069
Capital expenditures	1,349	1,746	1,324	9,312	13,731

Year Ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Assets	¥133,210	¥104,520	¥12,447	¥51,493	¥301,670
Depreciation and amortization	3,280	4,793	959	4,699	13,731
Capital expenditures	1,659	1,591	1,310	2,252	6,812

Year Ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Thousands of U.S. Dollars
Assets	$1,356,103	$1,064,033	$126,713	$524,209	$3,071,058
Depreciation and amortization	33,391	48,793	9,763	47,837	139,784
Capital expenditures	16,889	16,196	13,336	22,926	69,347

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

b.    Geographic information

Year Ended March 31, 2007	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Property and equipment, net	¥51,081	¥1,739	¥137	¥337	¥53,294	—	¥53,294

Year Ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Property and equipment, net	¥64,075	¥2,170	¥147	¥298	¥66,690	—	¥66,690

Year Ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Property and equipment, net	¥57,951	¥2,238	¥112	¥251	¥60,552	—	¥60,552

Year Ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$2,276,922	$448,448	$378,866	$49,291	$3,153,527	—	$3,153,527
Intersegment	252,082	43,429	977	6,067	302,555	$(302,555)	—

Total	2,529,004	491,877	379,843	55,358	3,456,082	(302,555)	3,153,527
Operating expenses	2,335,447	445,679	337,555	58,882	3,177,563	(302,576)	2,874,987

Operating income (loss)	$193,557	$46,198	$42,288	$(3,524)	$278,519	$21	$278,540

Property and equipment, net	$589,952	$22,784	$1,140	$2,555	$616,431	—	$616,431

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2008 and 2009—(Continued)

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of United States.

As discussed in Note 8, restructuring and impairment charges of ¥11,121 million ($113,214 thousand) was included in the operating expenses of the Japan for the year ended March 31, 2009.

22.    Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,737 million ($17,683 thousand) as of March 31, 2009.

KONAMI CORPORATION

AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2007
Allowance for doubtful accounts
Trade accounts receivable	¥541	¥78	¥79	¥540
2008
Allowance for doubtful accounts
Trade accounts receivable	¥540	¥234	¥514	¥260
2009
Allowance for doubtful accounts
Trade accounts receivable	¥260	¥344	¥134	¥470

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2009
Allowance for doubtful accounts
Trade accounts receivable	$2,647	$3,502	$1,364	$4,785

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date:  July 31, 2009

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