Form 20-F
period 2010-03-31
KONAMI CORP
filed 2010-08-10
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

As of March 31, 2010, 133,460,664 shares of common stock were outstanding, including 398,323 shares represented by 398,323 American Depositary Shares.

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

As used in this annual report, references to “KONAMI” “we” “our” and “us” are to KONAMI CORPORATION and its subsidiaries, unless the context otherwise requires.

As used in this annual report, “fiscal 2010” refers to our fiscal year ended March 31, 2010, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2006 through 2010, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2006	2007	2008	2009	2010	2010
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥262,137	¥280,279	¥297,402	¥309,771	¥262,144	$2,817,541
Cost of products sold and services rendered	184,744	193,506	205,188	212,636	185,734	1,996,281
Selling, general and administrative expenses	55,199	58,628	58,375	58,653	55,407	595,518
Restructuring and impairment charges (1)(2)(3)	19,713	—	—	11,121	2,339	25,140

Operating income	2,481	28,145	33,839	27,361	18,664	200,602

Other income (expenses), net	5,957	(578)	(1,005)	(2,642)	(1,542)	(16,574)

Income before income taxes and equity in net income (loss) of affiliated company	8,438	27,567	32,834	24,719	17,122	184,028
Income taxes	(10,270)	10,919	13,080	10,715	3,600	38,693
Equity in net income (loss) of affiliated company	33	138	180	(2,490)	56	602

Net income	18,741	16,786	19,934	11,514	13,578	145,937
Net income (loss) attributable to the noncontrolling interest	(4,267)	575	1,589	640	264	2,837

Net income attributable to KONAMI CORPORATION	¥23,008	¥16,211	¥18,345	¥10,874	¥13,314	$143,100

Basic net income attributable to KONAMI CORPORATION per share	¥175.86	¥118.15	¥133.63	¥79.30	¥99.76	$1.07
Diluted net income attributable to KONAMI CORPORATION per share	¥175.80	¥118.09	¥133.57	¥79.30	¥99.76	$1.07
Cash dividends declared per share (4)	¥54.00	¥54.00	¥54.00	¥54.00	¥54.00
Cash dividends declared per share in USD (5)	$0.46	$0.46	$0.54	$0.54	$0.58

Balance Sheet Data:
Total current assets	¥144,327	¥138,261	¥140,079	¥136,675	¥134,562	$1,446,281
Total goodwill, identifiable intangible assets and property and equipment	103,129	114,617	126,786	118,360	119,579	1,285,243
Total assets	302,637	304,657	319,248	301,670	298,198	3,205,052
Total current liabilities	81,224	82,466	75,113	62,386	53,465	574,645
Total long-term liabilities	55,477	44,832	57,052	55,745	55,502	596,539
Common stock	47,399	47,399	47,399	47,399	47,399	509,448
Total KONAMI CORPORATION stockholders’ equity	163,815	174,662	182,759	178,632	184,465	1,982,642
Noncontrolling interest	2,121	2,697	4,324	4,907	4,766	51,226
Total equity	165,936	177,359	187,083	183,539	189,231	2,033,868

(1)	During fiscal 2006, we determined that the fair value of long-lived assets and identifiable intangible assets related to the Health & Fitness reporting unit was lower than their carrying value as a result of a review based on independent valuations. Accordingly, impairment of long-lived assets and identifiable intangible assets of ¥10,533 million and ¥9,180 million were recorded in operating expenses respectively.
(2)	During fiscal 2009, we recorded ¥11,121 million as restructuring and impairment charges that include impairment losses of long-lived assets for our Health & Fitness segment.
(3)	During fiscal 2010, we recorded ¥2,339 million as restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities for our Health & Fitness segment.
(4)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.
(5)	Calculated using the yen-dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your convenience. Unless otherwise noted, the rate used for the translations was ¥93.04 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2010, the last business day on or prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2006	120.93	104.41	113.67	117.48
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40

Calendar year 2010
January	93.31	89.41	91.10	90.38
February	91.94	88.84	90.14	88.84
March	93.40	88.43	90.72	93.40
April	94.51	92.03	93.45	94.24
May	94.68	89.89	91.97	90.81
June	92.33	88.39	90.81	88.49

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 23, 2010, the noon buying rate was ¥87.31 per $1.00.

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

The market for video game software, amusement arcade games, token-operated games, card games and online service products that belong to our Digital Entertainment segment, gaming machines that belong to our Gaming & System segment, and pachinko liquid crystal display and pachinko slot machines that belong to our

Other Operations segment are “hit” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our card game products in recent years resulted from, and was heavily dependent on, the sales of our Yu-Gi-Oh! Trading Card Game. Similarly, hit video game software titles such as the Yu-Gi-Oh! series, the DanceDanceRevolution series, the WORLD SOCCER Winning Eleven series and the METAL GEAR SOLID series, as well as our e-AMUSEMENT products for our amusement facilities, have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability in these segments could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits in these segments could be harmed.

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

Our quarterly operating results also may be materially impacted by other factors, including the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title. Also, many of our products are in the greatest demand from November to January, particularly in November and December and at the end and beginning of the year. The reason for this trend is that these months correspond to the periods of children’s school holidays and it is customary in Japan to give presents to girlfriends, boyfriends, and family members during the Christmas season in December and buy toys as Christmas and New Year presents in January. In addition, in the U.S. demand is highest from November, starting with Thanksgiving and through the Christmas season. Moreover, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of video game systems by the manufacturers of those platforms, such as Sony Corporation (“Sony”), Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”).

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

Approximately 75% of our net revenues during fiscal 2010 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we plan to expand our international operations, particularly with respect to video game software, gaming machines and card game products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and twenties, the traditional target market for our products and services including computer & video games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining and its demographic makeup is already aging considerably. According to government estimates, as of October 2009, 22.7% of Japan’s population was aged 65 or over, and, released in April 2008, as of calendar year 2006, this percentage is expected to reach 25.2% by 2013 and 40.5% by 2055.

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

Also, when new game consoles are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current consoles in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation 2 and Nintendo GameCube platforms were negatively affected by the platform transition to Sony PlayStation 3, Nintendo Wii and Microsoft Xbox360. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, we may experience lower-than-expected sales.

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

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over networks and on mobile phones. Although we are marketing mobile phone-based games as well as games which can be downloadable or which allows multiple players to play against each other using Nintendo Wii, DS, PlayStation 3, PlayStation 2, PlayStation Portable, Xbox 360 or personal computers, games have diversified over recent years and consumers now have expanded choices. If there is any substantial decline in the popularity of our network-based games, our business, revenues and profits could be harmed.

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

In June 2005, we started operation of a manufacturing plant in Las Vegas to strengthen production capacity and customer service and expand development and sales in the U.S. market. We depend on our manufacturing capacity for substantially all of our sales in the U.S. market. If operational troubles occur in this plant, we may be unable to maintain sufficient manufacturing capacity to meet increases in orders, and our financial performance may be adversely affected.

Natural disasters such as the damage caused by the record snowfall of December 2009 in the northeast United States, and flood damage due to the torrential rain in Manila in the Philippines in September 2009, could have material adverse effects on our Gaming & System segment.

The record snowfall in December 2009 raised concerns about a delay in transporting equipment to the casino markets in the northeast part of the United States where we ship our products. In addition, the flood caused by the torrential rain in September 2009 caused serious harm to the casino markets where construction and transporting were planned. Similarly, our business results could be significantly affected due to other natural disasters in the future.

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

If we are not able to achieve success with respect to the factors outlined above, the growth of our health & fitness segment may be limited. We cannot assure you that we will be able to implement our growth strategy, open new clubs in a timely and cost-efficient basis or operate our new clubs profitably. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. If we are unable to enhance the performance of our new fitness clubs, our operating income may be adversely affected. In fiscal 2009, we recorded ¥11,121 million as restructuring and impairment charges that include impairment losses of long-lived assets. In fiscal 2010, we recorded ¥2,339 million as restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities. We may still incur future impairment charges against goodwill, other identifiable intangible assets, or property and equipment.

A decline in membership levels of our fitness clubs could have a negative effect on our business.

The performance of our fitness clubs is dependent on our ability to attract, acquire and retain members. We cannot assure you that we will be successful in these efforts, or that the membership levels at one or more of our clubs will not decline. Our members can cancel their club membership at the end of any month provided that they give advance notice by the tenth day of that month. Because members periodically cancel their membership, our total number of members will decline unless we are able to attract new members each month. There are numerous factors that could lead to a decline in membership levels at established clubs or that could prevent us from increasing our membership at newer clubs, including our reputation, our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, general interest in sports and fitness clubs and general economic conditions. As a result of these factors, we cannot assure you that our membership levels will be adequate to maintain or permit the expansion of our operations. In addition, a decline in membership levels may have a material adverse effect on our performance, financial condition and results of operations.

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

Use of our fitness clubs and equipment poses some potential health risks to members or guests through exertion from use of our services and facilities including exercise equipment. As a result, we may be subject to claims against us for death or injury suffered by members while exercising at our fitness clubs, and we may not be able to successfully defend any such claims. In addition, any such claims may harm our reputation. We currently maintain general liability insurance coverage but there can be no assurance that we will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims. Any liability claim in excess of our insurance coverage may adversely affect our results of operations as well as damage our brand image.

We are subject to various governmental regulations, any non-compliance with which could result in temporary closings and negative publicity, causing damage to our corporate image.

Our operations are subject to national, local and municipal government regulation in the various jurisdictions in which our clubs are located. These regulations include, but are not limited to, health, sanitation and safety regulations with respect to the sale of food and beverages and the operation of swimming pools and baths. Any failure to comply with these regulations could result in the temporary suspension or loss of licenses necessary for food service and other operations at our clubs. In addition, any resulting negative publicity could have an adverse effect on our reputation, resulting in deterioration of our brand image and ability to attract, acquire, and retain club members.

We may be unable to get refunds of deposits and guarantee money relating to leases of land and buildings for the use of our fitness club facilities.

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2010, such deposits and guarantee money accounted for over 9% of our total assets.

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

The need to suspend our business operations due to unexpected epidemic diseases may adversely affect our revenues.

Due to the H1N1 influenza pandemic during fiscal 2010, the business operations of fitness clubs in some areas of Japan were suspended at the discretion of the government. If an unexpected epidemic of an unknown or known disease in the future results in the suspension of business operations of our fitness clubs at the instruction of the government or at our own discretion, our business results could be affected.

Abrupt changes in consumer tastes may adversely affect our business results.

Revenues due to usage of our facilities are highly dependent upon how consumers chose to spend their money, which makes it imperative that we unremittingly provide high quality services in line with customer needs. For example, our business results could be negatively affected if fitness trends which don’t require the spending of money catch on, such as home fitness, running or walking.

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

Our company’s pachinko slot machines may not pass the testing of the Security Association due to circumstances beyond our control, and as a result, there may be delays in the date of release. Further, due to the tightening of regulations on the pachinko business by the National Police Agency or the bankruptcy of our suppliers, pachinko slot machines which had passed the Security Association testing, and released or were scheduled for release, may not be able to be sold.

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

Our shareholders of record on a record date may not receive the dividend they anticipate

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

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the closing highs and lows of price per share of our common stock ranged from ¥1,416 to ¥2,080 during fiscal 2010.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of March 31, 2010, there were 133,460,664 shares of our common stock outstanding including 35,400,786 shares, representing 26.53% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and his affiliate holders Yoko Kozuki, Kozuki Foundation for Sports and Education, Kozuki Holding and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,500,000 additional shares of common stock generally without any shareholder approval. In addition, as of March 31, 2010, we held 10,039,336 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

Pursuant to the Corporate Law of Japan relating to joint stock corporations and other related legislation, our Articles of Incorporation provide that 100 shares of common stock constitute one “unit”. The Corporate Law imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine our books and records (other than our articles of incorporation and shareholders register). For a more complete description of the unit share system and its effect on the rights of holders of our shares, see Item 10.B “Unit Share System” below.

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

A.    History and Development of the Company.

Our business was founded by our current Representative Director, Chairman of the Board and President, Kagemasa Kozuki, in Osaka on March 21, 1969. KONAMI was incorporated as a joint stock corporation under the laws of Japan on March 19, 1973 under the name Konami Industries Co., Ltd.

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

We listed our shares on the Osaka Securities Exchange in 1984 (subsequently delisted in December 2002), on the Tokyo Stock Exchange in 1988, on the Singapore Exchange in 1997 (subsequently delisted in October 2009), on the London Stock Exchange in 1999 and on the New York Stock Exchange in September 2002.

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

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for stationary consoles such as Sony PlayStation 2, PlayStation 3, Nintendo Wii, and Microsoft Xbox 360, and for portable consoles such as Sony PlayStation Portable and Nintendo DS, as well as for use on personal computers. In addition, we plan, produce, operate and distribute entertainment content for mobile phone online games.

We produce gaming machines for casinos in the United States, Australia and other overseas jurisdictions, in addition to video games and token-operated games installed in amusement arcades and other entertainment venues in Japan. We also produce card games, character goods, toys & hobbies, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. In addition, we produce software and hardware for pachinko slot machines and LCDs used in pachinko machines.

In addition, we believe that we are the leading operator of fitness clubs in Japan, in terms of revenues and members. As of March 31, 2010, we have a nationwide network of 211 directly operated health and fitness club facilities and 116 sports facilities whose operations are outsourced to us and which cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006, and COMBI WELLNESS Corporation became its wholly-owned subsidiary as of May 31, 2006 following our acquisition of all of its outstanding shares. We also have enhanced the value of each facility of former Sportsplex Japan Co., Ltd., which was merged into Konami Sports & Life Co., Ltd. as of June 30, 2008, by promoting the expansion of high quality and wide-ranging services. We aim to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of health-related equipment and supplements.

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

For the fiscal year ended March 31, 2010, we had consolidated net revenues and net income attributable to KONAMI CORPORATION of ¥262,144 million and ¥13,314 million, respectively, compared with net revenues and net income attributable to KONAMI CORPORATION of ¥309,771 million and ¥10,874 million, respectively, for the fiscal year ended March 31, 2009.

Products and Services

We classify our businesses into three segments: Digital Entertainment, Gaming & System and Health & Fitness, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing major business segments—video game software, amusement, card game and online—into one Digital Entertainment Segment from April 2005 to create a business structure where we can achieve maximum synergies. During fiscal 2010, this segment had net revenues of ¥142,650 million, which accounted for 54.4% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five businesses as follows:

•	Computer & Video Games business: We produce, manufacture and sell video game software, purchase and distribute video game software for home use.

•	Amusement business: We produce, manufacture and sell video games for amusement facilities and content for token-operated games.

•	Card Games business: We plan, produce, manufacture and sell card games.

•	Online business: We build computer systems related to online games, maintain and operate online servers, produce and distribute content for mobile phones, and produce online games.

•	Other business: We plan, produce, manufacture and sell electronic toys, figures and character goods, and plan, produce and sell music and video package products.

Gaming & System Segment

This segment is involved in development and sales of content, hardware and casino management systems for gaming machines for casinos outside of Japan. During fiscal 2010, our net revenues from this segment were ¥ 19,996 million, which accounted for 7.6% of our consolidated net revenues, before elimination of intersegment revenues.

In addition, as part of our shift to a holding company structure, we transferred our research and development center for gaming machines to Konami Gaming, Inc., our U.S. subsidiary in March 2006, to become Konami Gaming’s Japanese branch and research and development hub.

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. We believe that we had approximately 22% of the market in fiscal 2009 (according to the latest available data) as measured by revenues based on “Fitness Club Industry Trends in Japan, 2009” published by Club Business Japan in June 2010. During fiscal 2010, this segment had net revenues of ¥85,765 million, which accounted for 32.7% of our consolidated net revenues, before elimination of intersegment revenues.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2010.

Segment Revenues

	Year ended March 31,
	2008	2009	2010	2010
	(yen in millions, dollar in thousands)
Net Revenues:
Digital Entertainment	¥178,939	¥187,628	¥142,650	$1,533,211
Gaming & System	18,471	18,336	19,996	214,918
Health & Fitness	86,544	89,965	85,765	921,808
Other and Eliminations	13,448	13,842	13,733	147,604

Consolidated net revenues	¥297,402	¥309,771	¥262,144	$2,817,541

Notes:

“Other” consists of businesses which do not meet the quantitative criteria for separate presentation of segment reporting. “Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥187,628 million in fiscal 2009 and ¥142,650 million in fiscal 2010, a decrease of ¥44,978 million.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

		Year of Introduction		Media Format
Manufacturer	Platform Name	Japan	U.S.
Home Game Consoles:
Nintendo	NES	1983	1985	Cartridge
Sega	Genesis	1988	1989	Cartridge
Nintendo	SNES	1990	1991	Cartridge
Sega	Saturn	1994	1995	CD-ROM Disc
Sony	PlayStation	1994	1995	CD-ROM Disc
Nintendo	Nintendo 64	1996	1996	Cartridge
Sega	Dreamcast	1999	1999	Proprietary Disc
Sony	PlayStation 2	2000	2000	DVD-ROM Disc/CD-ROM Disc
Nintendo	GameCube	2001	2001	Proprietary Disc
Microsoft	Xbox	2002	2001	DVD-ROM Disc/CD-ROM Disc
Microsoft	Xbox 360	2005	2005	DVD-ROM Disc/CD-ROM Disc
Nintendo	Wii	2006	2006	Proprietary Disc
Sony	PlayStation 3	2006	2006	BD-ROM/DVD-ROM

Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge
Nintendo	Game Boy Color	1998	1998	Cartridge
Nintendo	Game Boy Advance	2001	2001	Cartridge
Nintendo	Game Boy Advance SP*	2003	2003	Cartridge
Nintendo	Nintendo DS	2004	2004	Cartridge
Sony	PlayStation Portable	2004	2005	UMD

*	Game Boy Advance SP is an updated version of the Game Boy Advance platform and the same software may be used on both devices.

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

Our Computer & Video Games Software Business

Our Computer & Video Games business develops, publishes, distributes and markets software for video game systems and, to a lesser extent, personal computers. Most of our software consists of video games designed for use with video game platforms, including PlayStation 2, PlayStation 3, PlayStation Portable, Nintendo DS, Nintendo Wii and Microsoft Xbox 360, and PCs.

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

Software Titles

Although we have published more than 100 new titles of video game software each year, in fiscal 2009 we streamlined the number of new titles to 88 titles under the theme of “Selection and Concentration” and in fiscal 2010, to 61 titles. Almost all of these titles are designed for use with leading home and portable game platforms. We publish software titles in a variety of genres, including sports, action, role playing and music simulation.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2010 and 2011 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2011 will be released when scheduled, if ever.

Titles Released in Fiscal 2010

Title	Category	Platform	Release Date	Market
JIKKYOU PAWAFURU MAJOR LEAGUE 2009	Sports (Baseball)	PS2/Wii	April 2009	Japan

PUROYAKYU SPIRITS 6	Sports (Baseball)	Multi-Platform	July 2009	Japan

WORLD SOCCER Winning Eleven 2010	Sports (Soccer)	Multi-Platform	November 2009	Japan

PRO EVOLUTION SOCCER 2010	Sports (Soccer)	Multi-Platform	October 2009	Europe

Magician’s Quest	Communication	NDS	May 2009	North America

Yu-Gi-Oh! 5D’s STARDUST ACCELERATOR-World Championship 2009	Adventure	NDS	May 2009	North America Europe

DanceDanceRevolution Hottest Party 3	Music Game	Wii	October 2009	North America

LOVEPLUS	Romance Simulation	NDS	September 2009	Japan

Titles Released or Anticipated to Be Released in Fiscal 2011

Title	Category	Platform	Release Date	Market
METAL GEAR SOLID PEACE WALKER	Tactical Espionage Action	PSP	April 2010	Worldwide
PUROYAKYU SPIRITS 2010	Sports (Baseball)	Multi-Platform	April 2010	Japan
JIKKYOU PAWAFURU PUROYAKYU	Sports (Baseball)	Multi-Platform	Fiscal 2011	Japan
WORLD SOCCER Winning Eleven 2011	Sports (Soccer)	Multi-Platform	Fiscal 2011	Japan
Europe
PRO EVOLUTION SOCCER 2011	Sports (Soccer)	Multi-Platform	Fiscal 2011	North America
Castlevania: Lords of Shadow	Action	Multi-Platform		Worldwide
KESHIKASUKUN BATTLE CATIVAL	Action	NDS	Fiscal 2011	Japan
TOKIMEKI MEMORIAL Girl’s Side 3rd Story	Romance Simulation	NDS	Fiscal 2011	Japan
LOVEPLUSPLUS	Romance Simulation	NDS	Fiscal 2011	Japan

*	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•

METAL GEAR SOLID.    With respect to our METAL GEAR SOLID series, we have sold over five million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and five million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. METAL GEAR SOLID 3 SNAKE EATER, launched during fiscal 2005, sold more than four million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, and METAL GEAR SOLID 4 GUNS OF THE PATRIOT, launched during fiscal 2009, sold more than 4 million units, increasing our total series sales to over 28 million units as of March 31, 2010.

•

Soccer titles.    We have sold a total of over 62.2 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe and North America) in worldwide as of March 31, 2010, since the initial title was released during the year ended March 31, 1996.

•	Baseball titles. We have sold a total of more than 20.4 million units of baseball titles in Japan as of March 31, 2010, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2006	2007	2008	2009	2010
Platforms	Units	Units	Units	Units	Units
	(sales units in ten-thousands)
PlayStation	10	2	1	1	0
PlayStation 2	1,290	1,063	796	469	241
PlayStation 3	—	6	194	761	472
PlayStation Portable	332	326	383	331	340
Game Boy	0	0	0	0	—
Game Boy Advance	201	58	6	0	—
Nintendo GameCube	38	10	9	0	—
Nintendo DS	164	493	557	433	335
Wii	—	41	206	454	438
Xbox	122	35	3	0	0
Xbox 360	11	141	124	179	152
PC	50	68	56	50	42
Other	13	7	0	3	0

Total	2,231	2,250	2,335	2,681	2,020

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

Most of our video game software production, including titles designed for overseas markets, is conducted in Japan. We subcontract part of the production to a subsidiary in China, Konami Software Shanghai, Inc. We expect that this subsidiary will be able to create and develop sophisticated video game software for both the Japanese market and the international market as it gradually acquires additional expertise and know-how.

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

Hiring and retaining talented creative staff is key to developing successful content. We believe that our compensation structure that rewards creators for the success of their games and our policy of providing creators substantial independence and flexibility, enables us to attract and retain game creators that are among the best in the industry.

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

Amusement Arcade Games—Industry Overview

According to an industry statistical report, the amusement industry in Japan recorded total revenues of ¥796.3 billion during fiscal year 2009. The breakdown by category is shown in the following table.

Amusement Industry—Revenues in Japan

	December 31,
Industry	2002	2003	2004	2005	2006	2007	2008
	(billions of yen)
Amusement arcade operations	¥605.5	¥637.7	¥649.2	¥682.5	¥702.9	¥678.1	¥573.1
Amusement arcade games (Japan)
Video game machines	22.7	35.0	39.6	48.5	50.2	49.7	48.4
Token-operated game machines	27.1	37.4	37.0	46.0	48.5	44.0	37.1
Prize machines	12.3	16.8	14.6	12.7	14.0	12.7	10.3
Vending machines	18.8	18.5	19.5	19.3	18.4	16.9	12.1
Music simulation game machines	3.4	3.4	3.3	3.4	3.4	4.7	4.2
Card games, etc. (excluding kids’)	—	—	5.5	11.5	8.7	8.0	9.4
*Kids’ Card games, etc.	—	—	—	—	23.7	19.6	15.0
Other	50.2	52.9	48.2	47.2	43.3	50.0	46.4

Sub-total	134.5	164.0	167.7	188.6	210.2	205.6	182.9
Amusement arcade games (exports)	20.0	13.9	12.9	10.6	13.2	13.5	13.3

Total	¥760.0	¥815.6	¥829.8	¥881.7	¥926.3	¥897.2	¥769.3

*	Sales amounts related to the Kids’ card games Industry was added from 2006.

Source:	“Amusement Industry Survey, Fiscal 2009” (September, 2009), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have diverse leisure alternatives. In Japan’s amusement industry as a whole, the revenues produced by the amusement arcade operations decreased to ¥573.1 billion in the year ended December 31, 2008 from ¥678.1 billion in the year ended December 31, 2007 (according to the latest available data). This decrease in the industry-wide revenue was primarily due to shutdown of relatively small scale amusement arcades, which in turn had resulted from a decline in the number of customers and the level consumer spending amidst the deteriorating economy. The restructuring of the amusement industry such as development of large-scale amusement arcades attractive to customers continues, and only sales at shopping centers that target families have decreased for the first time in nine years, from the increase for the eight consecutive years.

KONAMI’s Amusement Business—Video Game Machines

Our Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In the year ended March 31, 2010, we introduced approximately 16 new titles for video game machines for amusement arcades, more than 70% of which were sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, which together constitute a recognized brand such as DanceDanceRevolution and MAH-JONG FIGHT CLUB.

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

Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the following table, as of fiscal 2009, sales of token-operated game machines amounted to ¥37.1 billion, comprising approximately 20% of the ¥182.8 billion Japanese amusement arcade game market. Also, as indicated in the following table, revenues from amusement arcade operations and revenues from the operation of token-operated game machines increased every year from fiscal 2002 through fiscal 2007, but decreased in fiscal 2008. This decrease was caused by a decline in the number of customers due to the recent economic downturn and the revival of home video game machines such as Nintendo Wii as well as a trend of decline in the total number of amusement arcades.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2004	2005	2006	2007	2008	2009
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥37.4	¥37.0	¥46.0	¥48.5	¥44.0	¥37.1
Revenues from amusement arcade operations	637.7	649.2	682.5	702.9	678.1	573.1
Revenues from token-operated game machines	163.1	176.2	179.7	199.8	195.1	167.0
Token-operated game machine revenues as a percentage of amusement arcade revenues	25.6%	27.1%	26.3%	28.4%	28.8%	29.1%

Source:	“Amusement Industry Survey, Fiscal 2009” (September 2009), Japan Amusement Machinery Manufacturers Association.

Our Amusement Business—Overview of Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our popular token-operated game machine called “FORTUNE TRINITY” which was released in February contains a roulette installed on the ceiling which is the largest in the industry—exceeding over three meters in diameter—and which enables 20 users to play together simultaneously, presenting an orchestration of lights, sounds, and pictures at the time of the jackpot, similar to the water fountain show in Las Vegas and providing an experience which can be enjoyed only at an amusement facility.

Medium- and large-sized game machines, which attract older children and adults, are supplied mainly to amusement arcades. In addition to SPINFEVER and GRANDCROSS, our principal machines include the ETERNAL KNIGHTS series, a new sensory experience adventure game simulation RPG, the FANTASTIC FEVER series and the GI-HORSEPARK series, large-scale horse race games in which users can bet tokens and play racing games or training games. We also sell the Tower Pusher series, small-sized token-operated game machines. In this way, we are advancing a full lineup of various types of token games.

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline, the child population is expected to continue to decline slightly in the future. According to the National Institute of Population and Social Security Research, the number of births in Japan has declined from 2.09 million in 1973 to 1.09 million in 2008. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 17.1 million in the population census of 2009. The population of children is expected to fall below 10 million in 2039.

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

We also expect mobile phones to become a new platform for home video game software. In Japan, mobile phones are not just phones, but wireless Internet handsets loaded with digital cameras and multi-media processors. As of March 2010, the number of mobile phone subscriptions exceeded 112 million, and due to the prevalence of flat-rate plans offered by communication carriers, as well as advancements in mobile phone handset functions, the shift to content-rich media has expanded. Although usage rates for personal computers and the Internet is higher in the U.S. than in Japan, comparatively more people access the Internet via mobile phones in Japan and mobile phones are increasingly becoming a popular way to access the Internet.

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

In October 2001, we established Konami Mobile Online, Inc. as our principal subsidiary developing games for mobile phones. In September 2003, we renamed it Konami Online, Inc. and added online game business to its existing businesses to manage online game infrastructures. Konami Online, Inc. later merged into KONAMI CORPORATION in April 2005. In the same month, KONAMI CORPORATION accepted new third-party shares issued by HUDSON SOFT CO., Ltd. and made it a consolidated subsidiary. Konami Digital Entertainment Co., Ltd. was established to take over our digital entertainment business and, starting from March 31, 2006, develop our online business for the purpose of synergetic effects between the Computer and Video Games Software and Card Games businesses. We develop and distribute various contents for all domestic mobile network services, including i-mode, Yahoo! Keitai and EZweb. In 2003, we started distribution of various game contents in North America, Europe and Asia. In Japan, we provide a download service for ringer melodies and wallpapers for mobile phones. Most of our games for mobile phones are mobile phone versions of our popular home video game software. Depending on the type of service, the subscription fee for users is ¥70 to ¥300 per month. As new services, we have distributed METAL GEAR SOLID TOUCH, DanceDanceRevolion S, PAWAFURU PUROYAKYU TOUCH and LOVEPLUS for the iPhone/iPod touch, to favorable reviews. We plan to add our successful sports titles to our distribution lineup.

Prior to fiscal 2007, we hosted online functionalities for our console games with online capability on our internal servers mainly for PlayStation 2. As the online capability of PlayStation 2 was rather limited, our video game software with online functionality was designed so that playing games on the console was the major premise, and the online usage rate was relatively low at that time. However, since PlayStation 3, which provides easier Internet access to users, led to significant improvements in the quality of the online component, from fiscal 2008 we have produced and sold video game software for PlayStation 3 which emphasizes the online services. In fiscal 2009, we started distributing METAL GEAR ONLINE, which recorded in total 1.7 million accounts worldwide at the end of March 2010 and has gained popularity.

Gaming & System Segment

Our Gaming & System segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Net revenues generated by our Gaming business, before elimination of intersegment revenues, amounted to approximately ¥18,336 million in fiscal 2009 and approximately ¥ 19,996 million in fiscal 2010, an increase of approximately ¥1,660 million, or 9.1%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America and Australia.

Gaming Industry Overview

Global Gaming Industry

The North American market is the world’s largest gaming market, followed by the Oceanian market. Other major gaming markets include South America, Africa, Europe and Asia. Casinos are authorized to operate in more than 130 countries, and the number of countries authorizing casinos has been increasing each year.

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

Our Gaming Business

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. Our casino management system product enables simultaneous accounting, marketing management, customer management and security enhancement by connecting all of the gaming machines to a casino in a unified management system. Due to the acquisition of Paradigm Gaming Systems, Inc., we are further expanding our opportunities in the gaming machine market in North America and are steadily expanding our client list. We have received licenses to manufacture and sell gaming machines in almost all of the major states and provinces in North America and Canada that permit gaming. For example, we acquired licenses from New Jersey in 2004, Oklahoma and Alberta, Canada in 2005, and Pennsylvania and Florida in 2006, and Rhode Island in 2007. In October 2005, we entered into an agreement for a large-scale installation of the Casino Management System in Quebec, Canada which commenced implementation in 2006 and was completed in 2007. Furthermore, in certain states and regions in Australia, we have commenced installations and engaged in expansion of sales.

We originally started our Gaming & System segment with sales of video slot machines in Australia and later introduced our video slot machine products into the North American market. We are currently focused on the development of new models, including mechanical slot machines, to secure revenues generated in the North American market.

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. We participated in the Global Gaming Expo in November 2009, and exhibited and received favorable reviews for, a wide-ranging product lineup that responded to the needs of each relevant market. It included new content for the K2V series, which was loaded onto the Podium, new cabinet (outer structure) for the expo; Advantage Revolution, the latest slot machine in which progress has been made in the staging elements; Advantage 5; and the Konami Casino Management System.

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

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥89,965 million in fiscal 2009 and ¥85,765 million in fiscal 2010, a decrease of ¥4,200 million.

Fitness club business

Industry Overview

According to “Fitness Club Industry Trends in Japan, 2009” published by Club Business Japan, revenues generated at private fitness club in Japan have increased from ¥379.6 billion in 2004 to over ¥400 billion in 2009, and although the number of private fitness club memberships has showed an increase from 3.78 million in 2004 to over 4 million in 2008, it dropped below the 4 million level in 2009. This cause was deemed to a decrease in the enrollment of young people aged from 20 to 35. Particularly a decrease in the enrollment of women, while admission of middle-aged and senior adults increased.

On the other hand, the number of facilities continued to increase but not at the same pace as in 2007 when an increase of 20% was recorded compared to the previous year, and the total number of facilities was estimated to be 3,388 as of the end of December 2009. Although nearly 400 small-scale circuit-training gyms opened each year in 2006 and 2007, such pace steadied down in 2009 with the opening of 98 small-scale circuit-training gyms. A pace of opening of new types of facilities such as small-scale gyms exclusively for women and studio-type facilities specialized in yoga and Pilates has declined, and it was reported that 152 clubs were newly opened overall in 2009.

Despite this slower pace, because facilities in line with the diversity of customers’ preferences were continuously opened, the overall supply of facilities exceeded demand, resulting in intensified competition in the same sales areas located mainly in metropolitan areas. As a results, the number of membership per facility has been on a declining trend that has continued since 2005 as stated in the aforementioned “Fitness Club Industry Trends in Japan, 2009”.

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

While the health-consciousness of Japanese people has increased significantly, their preferences and lifestyles have become more diverse. In order to achieve further growth in our Health & Fitness segment, we promote the provision of services which meet our customers’ diverse needs and the development of externally competitive products. However, a decline in consumer spending caused by the worldwide recession that has continued since the fall of 2008 has also affected the business environment surrounding our Health & Fitness segment. As a result, we tested the recoverability of underperforming clubs and recorded a pre-tax impairment charge of ¥7,881 million for long-lived assets during the fourth quarter of the fiscal year ended March 31, 2009. We also have made improvements such as efficiency of operations through consolidation of our competing clubs and closure of unprofitable clubs and review of product structure, as well as improvement of our products and services, for future growth.

As of March 31, 2010, we directly owned and operated a nationwide network of 211 fitness clubs and operated an additional 116 sports facilities outsourced to us. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We also act as a nationwide agent of health and fitness programs for the Japan area, acquiring licenses for programs having worldwide popularity, and supply these programs to other fitness clubs as well. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations and publishing a web magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to grow our business profitably. While Japan’s population is growing very slowly, is aging rapidly, and is projected to begin contracting in the future, the percentage of the population that are members of fitness clubs is significantly lower in Japan than it is in the United States. First, we plan to carefully continue opening of new fitness club facilities focusing on their profitability in a short to medium term, while critically assessing the profitability of existing facilities. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to differentiate us from our competitors by introducing fitness machines that include differentiated features, by digitizing health management, and by expanding our business into value-added services that can meet the evolving needs of consumers such as enhancement of hot bath facilities and adjacent development of soccer and golf schools. In September 2009, we set up a booth at the 35th International Home Care & Rehabilitation Exhibition H.C.R 2009 to introduce our original equipment, programs and services developed in response to an aging society.

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

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the fitness club industry in Japan, we unified our collection of brands, including XAX and PEOPLE, into a single brand: Konami Sports club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides fee-based individualized lessons for each customer. Furthermore, we launched the first official i-mode, Ezweb, Yahoo! (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information. Going forward, we plan to offer an IT health management system that will enable comprehensive management of a person’s health, connecting the three aspects of daily health and lifestyle—the fitness club, the home and outside the home.

Not only do we focus more on improving the quality of our services than on reducing our member prices within the fitness clubs in order to compete efficiently, we also offer value-added services such as spa and massage in for extra charges. Also, outside of the fitness clubs, we offer various sporting events and tours in which our members can participate.

Our Health & Fitness segment develops fitness machines for home use by our consumers and fitness equipment for serious exercise for use principally in our Konami Sports fitness clubs. In fiscal 2006, we completed a full lineup of our fitness machines, such as the “EZ series”, and these machines are now in our Konami Sports fitness clubs. We also have several new machines in various stages of development. In addition, since COMBI WELLNESS Corporation became a wholly-owned subsidiary in May 2006, our product portfolio was expanded, including “Aerobike”, our principal product in this business.

In fiscal 2008, we announced our business and academic collaborations with Kagawa Education Institute of Nutrition and Osaka Electro-Communication University, and became involved in the training of instructors who are able to provide guidance in exercise and nutrition, the joint development of an effective health program to maintain both exercise and a nutritious diet, the training of staff who can act to maintain and control health, and the development of effective and practical health apparatuses. In addition, we have also begun sales of an original supplement for health and beauty called “Cristal Ottimo” and it is available at pharmacies, drugstores and Konami sports clubs nationwide. In fiscal 2010, we have promoted further sales enhancement by developing new sales channels such as mail-order and catalog sales for the existing product lineups.

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

In fiscal 2010, as one of the Ministry of Economy, Trade and Industry’s “Community-based Comprehensive Health Service Industry Creation Projects”, a consortium of six organizations including our Company has promoted health enhancement projects using IT in Takamatsu, Kagawa and its surrounding areas. We have engaged in efforts to support health enhancement of community residents through the utilization of IT, such as exercise and dietary instruction through IT collaboration between medical institutions and fitness clubs, and the promotion of walking through the use of a pedometer and health management software developed by us.

Club Formats and Location

Our clubs generally have relatively high “retail” visibility, and located around the terminal railway stations in urban areas and commuter suburbs in accordance with our operating strategy of offering our target members the convenience of multiple locations close to where they live and work, reciprocal use privileges and facilities and services in which the quality is standardized.

In addition, we are making efforts to provide safe, clean and comfortable facilities from the viewpoint of our customers. We plan to further improve the safeness of our facilities and provide quality services to our customers, through introducing Automated External Defibrillators or AEDs in all of Konami Sports Club facilities as well as renovating older buildings. We aim to respond to various customer needs by providing a broad range of services through development of facilities and introduction of services that cater to all age groups and regional characteristics and to operate fitness club facilities that can contribute to the enhancement of the health of our community members.

We operate the following three types of service businesses at various locations in Japan.

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we are making efforts to provide an ever higher quality of service through the “digitization of health control” and the “enhancement of programs”. We have expanded the introduction of “e-XAX”, an IT health control system in which individual exercise histories and data for the enhancement of health are maintained, and continued the promotion of various programs such as “6 WEEKS”, a countermeasure program for lifestyle-related diseases and “BIOMETRICS”, a diet program, Targeting Waist Program, a program to combat metabolic syndrome. We provide three services at Konami Sports Club: XAX, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting younger age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 82.4% of the total operating income of our Health & Fitness segment in fiscal 2010.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of the relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. In fiscal 2010, we added six facilities including the Mikamo Clean Center Residual Heat Utilization Facility (Tochigi Prefecture), the Hiroshima Prefectural Sports Center (Hiroshima Prefecture) and the Sakai Municipal Mihara Sports Center (Osaka Prefecture), and using our expertise and experience in the operation of public facilities, we made active efforts to enhance the health of community members. Our operating income generated from operation of facilities by contract accounted for 7.1% of total income of our Health & Fitness segment for the fiscal 2010. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, we offered an experience-oriented tour of the LES MILLS in New Zealand for which we are licensed, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 10.5% of total income of our Health & Fitness segment for the fiscal 2010.

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

We generally offer five principal types of memberships: (i) GRANCISE Regular Membership, which entitles members to use all facilities of GRANCISE and XAX for no charge; (ii) GRANCISE Branch Membership, which enables members to use one GRANCISE facility and all XAX facilities for no charge; (iii) XAX Special Membership, which allows members to use all XAX facilities nationwide for no charge; (iv) XAX Regular Membership, which entitles members to use one XAX facility for no charge and all other XAX facilities nationwide on a per-use charge; and (v) XAX Branch Membership, which enables members to use one XAX facility during certain hours on weekdays and on Saturdays, Sundays and holidays or any time during the operation hours of Saturdays, Sundays and holidays. Furthermore, from fiscal 2010, we introduced MYSELECT Membership, which entitles members to use facilities within the designated area at any time during the operation hours. We also provide a wide variety of membership services in line with the regional features and needs at each facility.

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

Our Fitness Product Business

Our fitness equipment business is primarily comprised of procurement and sales, manufacturing and marketing of fitness equipment and related products. We believe that we can create fitness machines which meet customer needs and provide convenience to provide healthy and enjoyable training as well as enabling the management of one’s exercise history by using the e-XAX IT healthy management system, leveraging our know-how gained through development of entertainment software and hardware as well as operation and management systems networked with such software and hardware. Such machines will further stimulate the desires of consumers thinking about joining fitness clubs, and through the exercise history and being able to see the results of their exercise, will maintain the motivation of current members. This will result in profits for our fitness club business.

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

Health Products

Having perceived the needs of health-conscious people, we have engaged in the improvement of product lineups and developed original supplement products for use as one of the health-related products used by those who come to our fitness clubs as well as at home. We also introduced a service called “Supplement Member”, a delivery service of popular supplements for our club members to their home addresses. In 2009, we launched a new supplement called GLAVONOID to be used with our Targeting Waist Program, which was introduced to all directly-owned fitness clubs throughout Japan as a program to counter metabolic syndrome, and a new product called PROTEIN PRO, a protein drink in jelly form, that enables effective protein intake. In August 2009, we released EXERCISEWATER ZERO, a sugar-free beverage with zero calories, and engaged in sales expansion by selling the products not only at our facilities but also at convenience stores. In addition, we have commenced catalog sales of our health products at post offices in Tokyo through an alliance with the Tokyo Branch of Japan Post Network Co., Ltd.

Our fitness equipment and health related products had been designed, produced, developed, manufactured, marketed, sold and distributed by Konami Sports Life Corporation, our wholly owned subsidiary. Konami Sports Life Corporation merged with Konami Sports Corporation and became Konami Sports & Life Co., Ltd. as of February 28, 2006. In addition, we made COMBI WELLNESS Corporation a wholly-owned subsidiary in May 2006, and we will promote creation of new markets and provision of various health services, through for example engaging in comprehensive operation of fitness club facilities, development and manufacturing of health-related equipment and supplement products.

Other Operations

Pachinko and Pachinko Slot

Pachinko—Overview of Merchandise

The pinball-like game of pachinko is a national pastime in Japan. Players rent a supply of tiny metal balls that they then propel with a motorized trigger at a maximum permitted rate of 100 times a minute through a vertically mounted pinball-like maze in a pachinko machine. As the balls bounce through a maze of pins, they either hit jackpots to produce more balls or fall into the gutter at the bottom of the machine. The board face, which has moving images on a LCD panels and flashing lights, is designed to attract potential players and is the most important component.

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

Market Environment

The number of pachinko and pachinko slot outlets in Japan has decreased in the last few years. According to statistics released by the National Policy Agency in April 2010, the number of nationwide pachinko outlets has decreased by 285, or 2.2%, to 12,652 at the end of 2009 compared to the previous year. The number of pachinko machines per outlet was 356.2, almost the same level as the previous year.

Pachinko Slot—Overview of Merchandise

The pachinko slot machine is a slot machine found mainly in pachinko outlets, and its official name is “Kaidoushiki Yugiki”. It is an entertainment machine which is as popular among the Japanese people as traditional pachinko. Players rent tokens which they put into pachinko slot machines and then must press buttons to stop each spinning reel, and acquire tokens by matching patterns. In recent years, there has been widespread growth in pachinko slot machines with LCD panels, as the display of effects on the screen while playing pachinko slot has made the experience more enjoyable.

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

During the year ended March 31, 2010, we released five different pachinko slot titles. In the future, we plan to expand our market share by utilizing our experience in game development and the various rights to content held by our company to create new types of pachinko slot machines with high entertainment value.

Marketing and Sales

We sell our pachinko slot machines through two different methods. The first is to sell our pachinko slot machines to pachinko halls and pachinko slot halls directly, and the other is to sell through agencies. We will continue to maintain a strong alliance system to expand sales.

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

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2008, 2009 and 2010:

Year Ended March 31, 2008	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment (1)	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	¥211,643	¥37,532	¥33,810	¥7,304	¥290,289	(26,726)	¥263,563

Operating income	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Property and equipment, net	¥64,075	¥2,170	¥147	¥298	¥66,690	—	¥66,690

Year Ended March 31, 2009	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment (1)	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	¥229,411	¥43,779	¥33,158	¥5,784	¥312,132	¥(29,722)	¥282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Property and equipment, net	¥57,951	¥2,238	¥112	¥251	¥60,552	—	¥60,552

Year Ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment (1)	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	¥199,427	¥33,845	¥22,598	¥6,560	¥262,430	¥(18,950)	¥243,480

Operating income	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Property and equipment, net	¥60,345	¥1,739	¥93	¥257	¥62,434	—	¥62,434

Year Ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Thousands of U.S. Dollars)
Net revenues:
Customers	$2,133,491	$362,672	$254,536	$66,842	$2,817,541	—	$2,817,541
Intersegment (1)	153,396	40,896	958	7,190	202,440	$(202,440)	—

Total	2,286,887	403,568	255,494	74,032	3,019,981	(202,440)	2,817,541
Operating expenses	$2,143,454	$363,768	$242,886	$70,507	$2,820,615	$(203,676)	$2,616,939

Operating income	$143,433	$39,800	$12,608	$3,525	$199,366	$1,236	$200,602

Property and equipment, net	$648,592	$18,691	$1,000	$2,762	$671,045	—	$671,045

(1)	Intersegment means transactions between geographic areas.
(2)	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

One of our principal strategies is to significantly increase our overseas revenues in absolute terms and as a percentage of our overall revenues through development and supply of products in the most appropriate manner, producing globally-accepted products or products according to regional features.

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

In fiscal 2010, our net revenues decreased ¥10,769 million in the United States and ¥13,541 in Europe, respectively, resulting mainly from no release of new series of the METAL GEAR SOLID of video game software as well as failure to achieve sales of the DanceDanceRevolution series to the same level as the previous fiscal year. Similarly, in Europe, we did not release any new series of METAL GEAR SOLID of video game software and achieve sales of the Pro Evolution Soccer series to the same level as the previous fiscal year.

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

In October 2003, Konami of America, Inc., our sales subsidiary in the United States, added a new function of overseas business administration to its existing sales business and changed its name to Konami Digital Entertainment, Inc. It established a new administrative office in Los Angeles in order to conduct various activities responding to local market needs for expanding shares of our Computer & Video Games business overseas. Subsequent to the introduction of this regional autonomy system from April 2005, all overseas offices in our Digital Entertainment business changed their names to Konami Digital Entertainment, and we have promoted the establishment of the global Digital Entertainment business system.

We are committed to building our market share in China by localizing our popular products for the Chinese market. Additionally, in Korea, we released the PC online-game version of the WORLD SOCCER Winning Eleven series in March 2006, and following the release of the online-game version of Yu-Gi-Oh, we are in the process of producing a multiplayer dungeon role-playing-game called Chaotic Eden for the open ß test in fiscal 2011. We plan to start full operation in other Internet-developed countries in Asia. In order to allow for flexible development and sales, we incorporated a company in Korea in May 2008.

In line with our strategy to expand our international business, we are investigating acquisition and investment opportunities outside Japan for businesses that will grow or complement our current businesses.

Research and Development

An important requirement for success in the highly competitive markets in which we operate is the ability to create quality products that attract public attention. We are also working to expand sales channels in markets such as fitness equipment and nursing care equipment. The following three tables show our primary research and development activities, during each of the last three fiscal years.

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

Year Ended March 31, 2010
Segment	Focus of R&D Activity

Digital Entertainment

Game software such as World Soccer Winning Eleven 2010 and Pro Evolution Soccer 2010 and METAL GEAR SOLID PEACEWALKER.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games, medium- and large-sized token-operated games and amusement machines compatible with e-AMUSEMENT.

Gaming & System	Gaming machines, software and casino management systems for North America and Australia.

Health & Fitness	Fitness machines such as EZ series and AEROBIKE, nursing care machines such as Motorcise and supplements such as PROTEIN PRO. Programs such as 6WEEKS, IT health management system such as e-XAX and new health management approaches in relation to the Ministry of Economy, Trade and Industry’s projects using IT in Takamatsu.

Competition

The markets for video game software and most of our other products are intensely competitive and are characterized by the frequent introduction of new hardware systems, software products and other innovations.

In addition, the domestic Japanese market is gradually shrinking due partly to the declining birthrate. Japanese game producers are competing to bolster their product lineups and expand their overseas operations. Moreover, the spread of online games (rise of social games) due to the expansion of broadband networks and the market growth of cellular phone contents owing to the improvement of cellular phone capabilities have intensified competitions over limited users’ leisure times and made it extremely important for game software producers to develop software for a wide variety of media and outlets in order to maintain growth.

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., (currently, SQUARE ENIX HOLDINGS CO., LTD.) is expected to focus on strengthening software development and expanding the lineup of online games. Also, in October 2004, Sammy Corporation founded Sega Sammy Holdings Inc., a holding company through which it acquired SEGA Corporation. In addition, Bandai Co., Ltd. and Namco Limited consolidated their operations to establish Namco Bandai Holdings Inc. in September 2005, and later established Namco Bandai Games Inc. through the consolidation of their domestic game businesses in March 2006. Furthermore, KOEI Co., Ltd. and TECMO Ltd. consolidated their operations to establish TECMO KOEI Holdings Co., Ltd. in April 2009.

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

Our competitors and potential competitors in the video game software industry include the following:

•

Other Japanese publishers of video game software, including Capcom Co. Ltd., SQUARE ENIX HOLDINGS Co., Ltd., Namco Bandai Holdings Inc. and Sega Sammy Holdings Inc., as well as overseas publishers such as Electronic Arts Inc., Activision Blizzard, Inc., Take-Two Interactive Software, Inc., Ubisoft Entertainment and THQ Inc.

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

The market for software for LCDs for pachinko machines in Japan is relatively stable, with manufacturers of pachinko machines having close relationships with particular producers of such software. We believe that we have benefited from our ability to provide software with strong entertainment value rather than speculation-oriented software. Competitors that produce entertainment-oriented software may pose a threat to us. We believe that our strong relationships with pachinko machine manufacturers and our reputation for making reliable, appealing products give us a competitive advantage in the market for software for LCDs for pachinko machines. The market for pachinko slot machines is intensely competitive among several major makers, such as Sega Sammy Holdings Inc., Universal Entertainment Corporation. and Sankyo Co., Ltd. The principal method of competition in the market for software for LCDs for pachinko machines and pachinko slot machines is new product development.

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

Intellectual Property

As of March 31, 2010, we had approximately 3,577 trademarks, 1,753 patents, two registrations of utility models and 116 registered designs (excluding applications pending) in Japan and we also had approximately 4,840 trademarks, 2,105 patents and 355 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, fitness machines, nursing care machines, nursing prevention care machines, LCDs for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

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

Our subsidiary that conducts the manufacture, sale, and distribution of gaming devices in Nevada or for use outside Nevada, as well as the operation of slot machine routes and other gaming activities in Nevada, is required to be licensed by the Nevada gaming authorities. Our licenses require the periodic payment of fees and taxes and are not transferable. Each type of machine we sell in Nevada must first be approved by the Commission and may require subsequent machine modification. Our gaming subsidiary licensed in Nevada must also report substantially all loans, leases, sales of securities and similar financing transactions to the GCB and the Commission, and/or have them approved by the Commission. We believe we have obtained all required licenses and/or approvals necessary to carry on our business in Nevada.

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

We may not make a public offering of our securities without the prior approval of the Mississippi Commission if the securities or the proceeds are intended to be used to construct, acquire or finance gaming facilities in Mississippi, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation, or approval by the Mississippi Commission as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. To this end, we received continuous approval of public offerings and/or private placements and related approvals (shelf approval) that are valid for a two years-period which can and will be renewed for each subsequent two years-period.

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

The New Jersey Commission has broad discretion regarding the issuance, renewal, suspension or revocation of CSI licenses. If our CSI license application is denied, we will not be able to transact business with New Jersey casinos. There is no guarantee that we will be granted an initial license or that, following the issuance of an initial CSI license or any renewal thereof, we will continue to be granted renewals of the license. The New Jersey Commission may impose conditions on the issuance of a license. In addition, the New Jersey Commission has the authority to impose fines or suspend or revoke a license for violations of the New Jersey Act, including the failure to satisfy the licensure requirements. A CSI license is issued for an initial period of two years and is thereafter renewable for each four years-period.

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

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming

Commission, or the NIGC, and the Secretary of the US Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. We possess approvals to supply gaming equipment and components to Native American casinos in several States.

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

Property

The following table sets forth information, as of March 31, 2010, with respect to our principal facilities:

Belong to	Location	Uses	Space	Tenure	User
			(square meters)

Holding Company	Minato-ku, Tokyo	Administrative	1,815	Leased	Holding Company

Konami Digital Entertainment	Minato-ku, Tokyo	Production, Sales, Administrative	29,074	Leased	Konami Digital Entertainment

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 211 locations	Fitness club	735,284	Some owned and some leased	Konami Sports & Life Co., Ltd.

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Training Facility	534,446	Owned	Corporate

Konami Real Estate, Inc.	Zama-shi, Kanagawa Kobe-shi, Hyogo, and Other	Production, Manufacturing, Administrative	56,685	Owned	Konami Digital Entertainment Konami Manufacturing and Service, Inc., and Other

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Sales, Administrative	4,979	Leased	Konami Digital Entertainment, Inc.

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Sales, Administrative	4,582	Leased	Konami Digital Entertainment GmbH

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2010. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)		Shares held by us, directly or indirectly (%)	Principal business	Establishment date

In Japan

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo		¥26,000	100	Plan, production, manufacture and sales video game software, toys, card games, video games for amusement facilities, online games and content for mobile phones	March 2006

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo		¥13,000	100	Operation of fitness clubs and sales of fitness equipment	March 1973

Konami Real Estate, Inc.	Minato-ku, Tokyo		¥10,000	100	Real estate management	December 1987

KPE, Inc.	Minato-ku, Tokyo		¥1,000	100	Sales of pachinko LCDs Planning, production, manufacturing and sales of pachinko slot machines	June 1999

HUDSON SOFT CO., LTD.	Minato-ku, Tokyo		¥5,064	54	Development of video game, mobile and online game software	May 1973

Internet Revolution, Inc.	Minato-ku, Tokyo		¥1,250	70	Operation of portal site	February 2006

Resort Solution Co., Ltd. (1)	Shinjuku-ku, Tokyo		¥3,948	20	Operation of golf courses, hotels and resorts	February 1931

Four other companies to be confirmed

Overseas

Konami Digital Entertainment, Inc.	El Segundo, U.S.A.	U.S.$	23.9	100	Sales of video game software, toys and hobby products and production and sale of amusement games	November 1982

Konami Corporation of America	Delaware, U.S.A.	U.S.$	35.5	100	Holding company	October 1996

Konami Gaming, Inc.	Las Vegas, U.S.A.	U.S.$	25.0	100	Production and sales of gaming machines	February 1997

Konami Digital Entertainment B.V.	Amsterdam, Netherlands		€9.0	100	Holding company, production and sale of toys and hobby products	November 1997

Konami Digital Entertainment GmbH	Frankfurt am Main, Germany		€5.1	100	Sales of video game software	December 1984

Name	Registered office	Issued share capital (in millions)		Shares held by us, directly or indirectly (%)	Principal business	Establishment date
Konami Digital Entertainment Limited	Hong Kong, China	HK$	19.5	100	Sales of video game software and amusement arcade games and sales of toys and hobby products	September 1994

Konami Software Shanghai, Inc.	Shanghai, China	U.S.$	2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$	30.0	100	Production and sales of gaming machines	November 1996

Four other companies to be confirmed

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4.B of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2010 and which remain unresolved as of the date of the filing of this Annual Report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2010 herein refers to the fiscal year ended March 31, 2010, and other fiscal years are referred to in a corresponding manner.

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

We divide our worldwide operations principally into three business segments for financial reporting purposes: Digital Entertainment, Gaming & System and Health & Fitness. The net revenue of these segments, before elimination of intersegment revenues, accounted for 54.4%, 7.6% and 32.7%, respectively, of our total net revenue in fiscal 2010. Our consolidated net revenue for fiscal 2010 was ¥262,144 million.

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

The Japanese health industry in which our Health & Fitness segment operates is also feeling the impact of the recession. The fitness club industry where we boast a large market share has accelerated the price decline of membership fees and various services due to the intensified competition triggered by a decline in consumer spending. The number of fitness club members decreased. At the same time, due to the enforcement of health-related laws and regulations, there has been a growing interest in nursing care prevention as Japan’s population grows older. Measures to tackle lifestyle related diseases have been taken at the national level and steps to maintain good health are underway. We believe there will be an increasing demand for health-related services among middle-aged and senior consumers.

In our business, hardware manufacturers have now released their next-generation computer entertainment systems such as Nintendo Wii, Sony Computer Entertainment PlayStation 3 and Microsoft Xbox 360, and handheld game consoles such as Nintendo DS and the PlayStation Portable have been well received by a broad range of users regardless of age or gender, and the home game market in Japan and abroad has been strong. Moreover, we have also been actively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. For example, in the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe and North America), continue to gain popularity in Japan and Europe and recorded sales of over 9.4 million units worldwide in fiscal 2008, over 8.4 million units in fiscal 2009 and over 7.49 million units in fiscal 2010. We seek to continue expanding our business by introducing products that were hits in the Japanese market into overseas markets, as well as developing and introducing products that reflect the unique customer preferences and the competitive environment in each market.

Our main business strategies for each segment are as follows:

•	Digital Entertainment Segment

In our Computer & Video Games business, we are striving to strengthen our content lineup and make it attractive to customers not only in Japan, but also worldwide in North America, Europe and Asia, by developing products that respond to the characteristics of each market.

In our Amusement business, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades on line throughout Japan, by strengthening existing content and introducing new titles. Furthermore, in addition to our sales in the matured domestic market, we attempting to expand our sales to overseas focusing on Asia.

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

In the Gaming & System segment, we aim to increase our revenue through development of competitive slot machine and system offerings, better services for clients, expansion of the markets for our casino management systems, enhancement of the competitiveness of our goods, improvement of client training and further expansion of participation.

•	Health & Fitness segment

In the Health & Fitness segment, we are focusing on improving the quality of our services by offering a wide range of health-related value-added services in order to develop our operations effectively.

We aim to strengthen development and sales of goods such as health and nursing care prevention machines, supplements and health-related equipment and support heath maintenance and promotion services within and outside the fitness club facilities as the main source of revenue other than fitness club membership fees.

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

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold to over 500 licenses in fiscal 2010.

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

In particular, we have conducted the following transactions:

•

Sale of 23.0% of the common stock of TAKARA Co., LTD. (“Takara”), which KONAMI CORPORATION had acquired in fiscal 2001 and 2002, in April 2005, for which we realized a gain on sale of ¥6,917 million in the first quarter of fiscal 2006.

•

Consolidation of HUDSON SOFT CO., LTD. (“Hudson”), which was previously an affiliate accounted for by the equity method after our acquisition of 45.5% of its common stock in fiscal 2002, in April 2005, due to a capital investment of ¥1,434 million whereby KONAMI CORPORATION increased their interest to 54.0%.

•

Acquisition of 77.8% of the common stock of Konami Träumer, Inc. for a total cash consideration of ¥525 million by KONAMI CORPORATION in fiscal 2004 and thereafter its merger with KONAMI CORPORATION in June 2005.

•

Acquisition of 34.8% of minority interest of Konami Computer Entertainment Studios, Inc., 36.9% of the minority interest of Konami Computer Entertainment Tokyo, Inc. and 37.6% of minority interest of Konami Computer Entertainment Japan, Inc. and the merger of these companies with KONAMI CORPORATION in April 2005. We recognized goodwill of ¥13,348 million from the acquisition of the minority interests in these companies as a result of these transactions in fiscal 2006.

•

Merger between Konami Sports Corporation and Konami Sports Life Corporation in February 2006, and acquisition of the remaining minority interest by share exchange in March 2006. We recognized goodwill of ¥6,596 million from the acquisition of minority interests in Konami Sports Corporation as a result of the transaction.

•

Acquisition of 20.0% of the common stock of Resort Solution Co., Ltd. for a total cash consideration of ¥5,993 million by KONAMI CORPORATION in March, 2006, through which it became an affiliate accounted for by the equity method.

•	Acquisition of all the shares of COMBI WELLNESS Corporation for a total cash consideration of ¥600 million by KONAMI CORPORATION in May 2006, through which it became our wholly-owned subsidiary.

•	Acquisition of all the shares of Megacyber Corporation for a total cash consideration of ¥10 million by KONAMI CORPORATION on October 2, 2006, through which it became our wholly-owned subsidiary.

•

Execution of an acquisition agreement with Blue Label Interactive, Inc. on June 22, 2006, pursuant to which Konami Digital Entertainment, Inc., our US affiliated company, paid total cash consideration of ¥1,099 million.

•

Acquisition of 91.9% of the common stock of Sportsplex Japan Co., Ltd. for a total cash consideration of ¥509 million by KONAMI CORPORATION on March 6, 2008, through which it became our subsidiary. On July 1, 2008, it became our wholly-owned subsidiary.

Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars and Euro, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar and yen-Euro exchange rate. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of changes in equity in accumulated other comprehensive income (loss) until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

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

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of video game software for home and handheld game platforms and personal computers, we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades, the production and distribution of software for mobile phones and online network, as well as the production and sale of books and music of our products. In fiscal 2010, net revenues from the Digital Entertainment segment were ¥142,650 million, accounting for 54.4% of consolidated net revenues before elimination of intersegment revenue.

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

Our cost of services rendered for mobile phones and mobile terminals and personal computers game content consists of expenses incurred in the development of content, maintenance expenses for servers in our online services and service charge collection fees. We capitalize development and production costs and then amortize such costs as cost of services rendered for a period of two to three years or based on the expected length of services.

Costs and expenses related to publishing books and producing music are comprised mainly of costs to produce contents, costs paid for royalties on copyrights and royalties paid. Products in this business mainly use intellectual property rights that were developed in the past. As a result, the research and development costs of our other business are comparatively low.

Gaming & System Segment

Net Revenues.    In fiscal 2010, net revenues from the Gaming & System segment, before elimination of intersegment revenues, were ¥19,996 million, accounting for 7.6% of consolidated net revenues. The main revenue source for the Gaming & System segment is the sales of video and mechanical slot machines, casino management systems, software contents and revenue share with the casino operators in North America and Australia. Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Revenues for the Gaming & System segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles, general economic trends and currency exchange rates.

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

Health & Fitness Segment

Net Revenues.    We are the largest fitness club operator in Japan according to “Fitness Club Industry Trends in Japan, 2009” published by Club Business Japan. We also design, manufacture and sell fitness and health related products. As of March 31, 2010, we operated 211 fitness clubs and provided outsourced services at 116 clubs. In addition, in June 2008, Sportsplex Japan Co., Ltd. was merged into Konami Sports & Life Co., Ltd., and we aim to enhance convenience for our members through the integration of our brands. Our Health & Fitness segment had ¥85,765 million in net revenues or 32.7% of our total net revenue, before elimination of intersegment revenues, in fiscal 2010.

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

Expenses.    Operating expenses for our Health & Fitness segment include, for our health and fitness club business, leases for facilities, salaries for trainers and other club employees, costs of fitness machines and other equipment, utilities charges, marketing expenses, costs for maintaining the facilities and depreciation. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. However, since most of our expenses are fixed, operating margins tend to improve significantly with respect to each club as membership increases. Expenses for our fitness-related software and fitness equipment business are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses.

In fiscal 2009, in response to changes in the business environment, we revised the forecast of our revenues and profitability of underperforming clubs as well as decided to pursue the elimination and consolidation of our competing clubs. Accordingly, we recorded ¥11,121 million as restructuring and impairment charges that primarily include impairment losses of long-lived assets.

In fiscal 2010, based on the policy of the previous year, we recorded ¥2,339 million as restructuring and impairment charges that include expenses related to closure of clubs centering our competing clubs.

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
NET REVENUES:
Product sales revenue	¥218,306	¥227,821	¥185,514	$1,993,917
Service revenue	79,096	81,950	76,630	823,624

Total net revenues	297,402	309,771	262,144	2,817,541

COSTS AND EXPENSES:
Costs of products sold	131,890	133,670	109,910	1,181,320
Costs of services rendered	73,298	78,966	75,824	814,961
Selling, general and administrative	58,375	58,653	55,407	595,518
Restructuring and impairment charges	—	11,121	2,339	25,140

Total costs and expenses	263,563	282,410	243,480	2,616,939

Operating income	33,839	27,361	18,664	200,602

OTHER INCOME (EXPENSES):
Interest income	894	459	165	1,773
Interest expense	(1,105)	(1,468)	(1,574)	(16,917)
Foreign currency exchange gain (loss), net	(704)	(1,641)	67	720
Other, net	(90)	8	(200)	(2,150)

Other expenses, net	(1,005)	(2,642)	(1,542)	(16,574)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	32,834	24,719	17,122	184,028
INCOME TAXES:
Current	16,305	15,526	7,177	77,139
Deferred	(3,225)	(4,811)	(3,577)	(38,446)

Total	13,080	10,715	3,600	38,693

EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	180	(2,490)	56	602
NET INCOME	19,934	11,514	13,578	145,937
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	1,589	640	264	2,837

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥18,345	¥10,874	¥13,314	$143,100

Comparison of Fiscal 2010 with Fiscal 2009

Net Revenues

Net revenues decreased by ¥47,627 million, or 15.4%, to ¥262,144 million for fiscal 2010 from ¥309,771 million for fiscal 2009. This decrease mainly resulted from the decrease in net revenues from our Digital Entertainment segment from the previous fiscal year in which several major titles were released.

Net revenues of our Digital Entertainment segment from external customers decreased by ¥45,069 million, or 24.1% to ¥142,239 million, accounting for 54.3% of the total. We released a variety of titles including sports titles, which we excel at, such WORLD SOCCER Winning Eleven 2010 (called PES 2010- Pro Evolution Soccer in Europe and North America), in addition to the anime titles and LOVEPLUS, a new communication game with love as its theme. In addition, the titles based on the contents popular in abroad showed favorable sales. In the Amusement business, in addition to our standard music titles, MAH-JONG FIGHT CLUB series showed favorable sales. In token-operated games, novel, innovative performance and design which evoke Las Vegas have won us favorable reviews and for FORTUNE TRINITY, a large-scale, mass-token pusher game, both of which have newly begun operations. Furthermore, to increase service demand, we introduced an electronic money service, PASELI, which utilizes the “e-AMUSEMENT” service linking online amusement arcades throughout Japan, to a widely positive response. In the Card Games business, we continue to record consistently strong revenue. Due to the release of major titles such as METAL GEAR SOLID 4 GUNS OF THE PATRIOTS in the previous consolidated fiscal year, a decline is seen in comparisons of revenue.

Net revenues of our Gaming & System segment from external customers increased by ¥1,660 million, or 9.1%, to ¥ 19,996 million in fiscal 2010. In the North American market, the industry-fixture 5 Reel Stepper Advantage 5 and the new chassis prototype Podium, which is equipped with the video slot machine series K2V, continue to receive positive reviews. Further, sales of Konami Casino Management System, which allow for a stable source of income through service and maintenance provided, and sales attributable to “participation,” wherein operators partake in a profit-sharing system, have resulted in steady acquisition of market share. In addition, in Central and South America, we have also proceeded with setting up distributorships and expanding sales.

Net revenues of our Health & Fitness segment from external customers decreased by ¥4,222 million, or 4.7%, to ¥85,480 million, accounting for 32.6% of the total. Although depression of consumer spending due to uncertainty about the economy has continued, and in the midst of sports club industry conditions such as decline in fees and increase in facilities, it remains a difficult environment for acquisition of new health club members, our Company group has sought to increase the added value in both our facility-related services as well as our health–related products, and aimed to increase services which cater to regional and individual customer needs and increase our product lineup.

Net revenues of the Other segment from external customers remained steady to ¥14,429 million in fiscal 2010.

Cost of Revenues

Cost of revenues decreased by ¥26,902 million, or 12.7%, to ¥185,734 million for fiscal 2010, compared to ¥212,636 million for fiscal 2009. This decrease was primarily due to the revenues decline of the Digital Entertainment segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥3,246 million, or 5.5%, to ¥55,407 million for fiscal 2010 from ¥58,653 million for fiscal 2009. This decrease was primarily due to the decline in advertising expenses and markets expenses of the Digital Entertainment segment as compared to the previous fiscal year, in which major titles were released.

Restructuring and impairment Charges

During the previous fiscal year, ¥11,121 million of restructuring and impairment charges was recognized, which primarily consisted of impairment charges of long-lived assets and identifiable intangible assets, closure costs related to the consolidation of overlapping and duplicated facilities at underperforming sports club in our Health & Fitness segment due primarily to a decrease in the number of club members affected by the negative industry and economic trends. In the current fiscal year, ¥2,339 million of restructuring and impairment charges was recognized which primarily consisted of impairment and disposal expenses related to additional closure of facilities in our Health & Fitness segment.

Operating Income

As a result of the foregoing, our operating income decreased by ¥8,697 million, or 31.8% to ¥18,664 for fiscal 2010 from ¥27,361 million for fiscal 2009.

As a percentage of net revenues, operating income decreased by 1.7% to 7.1% in fiscal 2010 from 8.8% in fiscal 2009. This was primarily due to a decline in operating income in the Digital Entertainment segment, which decreased primarily due to an decrease in sales.

Other Expenses, net

Other expenses, net, decreased by ¥1,100 million to ¥1,542 million for fiscal 2010 from ¥2,642 million for fiscal 2009, due primarily to a decrease in foreign exchange loss. A weak Euro, which began in the late fiscal 2009, resulted in recognition of foreign exchange loss by ¥1,641 million in fiscal 2009. However, foreign exchange gain of ¥67 million was recorded in fiscal 2010 since there were no such strong fluctuations in the exchange rate.

Income Before Income Taxes and Equity in net income (loss) of affiliated company

As a result of the foregoing, our income before income taxes and equity in net income (loss) of affiliated company decreased by ¥7,597 million, or 30.7%, to ¥17,122 million for fiscal 2010 from ¥24,719 million for fiscal 2009.

Income Taxes

Income tax expenses decreased by ¥7,115 million to ¥3,600 million for fiscal 2010 from ¥10,715 million for fiscal 2009, due primarily to a decrease in taxable income. The effective income tax rate decreased from 43.3% in fiscal 2009 to 21.0% in fiscal 2010. The decrease in the effective tax rate was primarily due to the reversal of deferred tax asset valuation allowances of ¥3,742 million at our US subsidiaries in light of the strong financial performance in our Gaming and System’s segment in that country. Also in fiscal 2009 our effective tax rate increased by 7.4% for adjustments necessary to reflect changes in estimates in the amount of foreign tax credits. Such adjustments in fiscal 2010 were insignificant.

Equity in Net Income (Loss) of Affiliated Company

Equity in net income (loss) increased by ¥2,546 million to a income of ¥56 million for fiscal 2010 from loss of ¥2,490 million for fiscal 2009, due to the recording of a valuation loss for shares of Resort Solution Co., Ltd. because of recording of accumulated impairment loss in the previous fiscal year for shares of the company, though Equity in net income (loss) of Resort Solution Co., Ltd was at the same level as fiscal 2009.

Net Income Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest decreased by ¥376 million to income of ¥264 million for fiscal 2010 from income of ¥640 million for fiscal 2009, due primarily to a decrease in income at HUDSON SOFT COMPANY, LIMITED, which produces and sells packaged game software and mobile phone games, did not have a major “hit” title in fiscal 2010, while it had in fiscal 2009.

Net Income Attributable to KONAMI CORPORATION

As a result of the foregoing, net income attributable to company shareholders increased by ¥2,440 million, or 22.4%, to ¥13,314 million for fiscal 2010 from ¥10,874 million for fiscal 2009.

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

Net revenues of our Health & Fitness segment from external customers increased by ¥3,506 million, or 4.1%, to ¥89,702 million, accounting for 29.0% of the total. This increase was due primarily to the effect of opening of new clubs, development of new products in the health-oriented product business and an increase in the number of facilities of Sportsplex Japan Co., Ltd., which became our consolidated subsidiary in March 2008

Net revenues of our Gaming & System segment from external customers decreased by ¥135 million, or 0.7%, to ¥ 18,336 million in fiscal 2009. While sales of casino gaming machines such as K2V series and Advantage5 series increased steadily in the North American market, demand for casino gaming machines in the Australian market decreased due to the economic slowdown, restrictions placed in the key states on the number of machines installed, smoking restrictions in clubs and pubs and tax code revisions.

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

Restructuring and impairment Charges

During fiscal 2009, we recorded ¥11,121 million of restructuring and impairment charges, which included impairment of tangible fixed assets of the Health & Fitness business, impairment of other intangible assets and closing expenses mainly for the elimination and consolidation of our competing facilities.

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

Other Expenses, net

Other expenses, net, increased by ¥1,637 million to ¥2,642 million for fiscal 2009 from ¥1,005 million for fiscal 2008, due primarily to an increase of foreign exchange related losses triggered by appreciating yen in fiscal 2009.

Income Before Income Taxes and Equity in net income (loss) of affiliated company

As a result of the foregoing, our income before income taxes and equity in net income (loss) of affiliated company decreased by ¥8,115 million, or 24.7%, to ¥24,719 million for fiscal 2009 from ¥32,834 million for fiscal 2008.

Income Taxes

Income tax expense decreased by ¥2,365 million to ¥10,715 million for fiscal 2009 from ¥13,080 million for fiscal 2008, due primarily to a decrease in Income before income taxes for fiscal 2009. The effective tax rate of 43.3% in fiscal 2009 was 3.5 points higher than the effective rate in fiscal 2008 of 39.8%. The increase in the effective rate is due mainly to the increase in adjustment of estimated income tax accruals by 7.4 points in spite of the decrease in change in valuation allowance by 4.6 points from fiscal 2008. The rate difference was mainly attributable to a change in the estimates of indirect foreign tax credit related to dividends received from foreign subsidiaries. We recognize the foreign tax credits available pursuant to the Japanese Corporation Tax Act when the Company receives dividends from its foreign subsidiaries, and the amount of the tax credit is calculated based on the management estimates of foreign taxable income and foreign income taxes at each local subsidiary. The actual amount of foreign taxes is determined by the local tax authorities in periods subsequent to the initial recognition of the foreign tax credit. Once the local tax is determined by the local tax authorities, we update the calculation of the tax credit and adjust the credit amount.

Equity in Net Income (Loss) of Affiliated Company

Equity in net income (loss) decreased by ¥2,670 million to a loss of ¥2,490 million for fiscal 2009 from income of ¥180 million for fiscal 2008, due to the recording of a valuation loss of shares of Resort Solution Co., Ltd., though Equity in net income (loss) of Resort Solution Co., Ltd was at the same level as fiscal 2008.

Net Income Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest decreased by ¥949 million to income of ¥640 million for fiscal 2009 from income of ¥1,589 million for fiscal 2008, due primarily to a decrease in net income at HUDSON SOFT COMPANY, LIMITED. The decrease in net income at HUDSON was mainly due to the reversal of deferred tax asset valuation allowances in fiscal 2008, in spite of the favorable sales for fiscal 2009.

Net Income Attributable to KONAMI CORPORATION

As a result of the foregoing, net income attributable to KONAMI CORPORATION decreased by ¥7,471 million, or 40.7%, to ¥10,874 million for fiscal 2009 from ¥18,345 million for fiscal 2008.

Segment Information

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

The following tables present net revenues, including both customers and intersegment revenues, operating expenses and operating income (loss) for fiscal 2008, 2009 and 2010, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2008	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥178,382	¥18,471	¥86,196	¥14,353	¥297,402
Intersegment	577	—	348	(905)	—

Total	178,939	18,471	86,544	13,448	297,402
Operating expenses	143,579	15,677	81,251	23,056	263,563

Operating income (loss)	¥35,360	¥2,794	¥5,293	¥(9,608)	¥33,839

Year Ended March 31, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥18,336	¥89,702	¥14,425	¥309,771
Intersegment	320	—	263	(583)	—

Total	187,628	18,336	89,965	13,842	309,771
Operating expenses	146,076	14,889	98,235	23,210	282,410

Operating income (loss)	¥41,552	¥3,447	¥(8,270)	¥(9,368)	¥27,361

Year Ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥19,996	¥85,480	¥14,429	¥262,144
Intersegment	411	—	285	(696)	—

Total	142,650	19,996	85,765	13,733	262,144
Operating expenses	121,167	15,323	87,687	19,303	243,480

Operating income (loss)	¥21,483	¥4,673	¥(1,922)	¥(5,570)	¥18,664

Year Ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of U.S. Dollars)
Net revenue:
Customers	$1,528,794	$214,918	$918,745	$155,084	$2,817,541
Intersegment	4,417	—	3,063	(7,480)	—

Total	1,533,211	214,918	921,808	147,604	2,817,541
Operating expenses	1,302,311	164,693	942,466	207,469	2,616,939

Operating income (loss)	$230,900	$50,225	$(20,658)	$(59,865)	$200,602

Comparison of Fiscal 2010 with Fiscal 2009

Digital Entertainment segment

Net revenues for customers of our Digital Entertainment segment decreased by ¥45,069 million, or 24.1%, to ¥142,239 million in fiscal 2010 from ¥187,308 million in fiscal 2009. Compared to the previous year due to absence of major titles, both net revenues and operating income decreased.

In our home video game software series, we rolled out the latest titles with a focus on popular KONAMI series such as the soccer game Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER). New titles, such as LOVEPLUS, which is a new romantic communication game, and titles featuring popular overseas content enjoyed steady sales.

With respect to arcade games for our Amusement business, the MAH-JONG FIGHT CLUB GARYOTENSEI, the latest in series, and the large-scale mass medal game FORTUNE TRINITY continued to be satisfactory.

In addition, revenues from all card games including the Yu-Gi-Oh! Trading Card Game series increased steadily.

Operating expenses decreased by ¥24,909 million, or 17.1%, to ¥121,167 million in fiscal 2010 from ¥146,076 million in fiscal 2009 due primarily to a decrease in the sales cost and advertising and sales promotion expenses, due to absence of major titles compared to the previous year.

As a result, operating income decreased by ¥20,069 million, or 48.3%, to ¥21,483 million in fiscal 2010 from ¥41,552 million in fiscal 2009.

Gaming & System segment

Net revenues of our Gaming & System segment increased by ¥1,660 million, or 9%, to ¥19,996 million in fiscal 2010 from ¥18,336 million in fiscal 2009, reaching record-high net revenues and operating income. This increase was due primarily to an enrichment of our product lineup in the North America and Australian markets, with a focus, in the case of video slot machines, on the new-generation cabinet (outer structure) Podium running the K2V series, and on the Advantage 5 series in the case of mechanical stepper machines. Those sales progressed steadily. Meanwhile, we also increased the sale of the Konami Casino Management System and the profits from participation agreements (equipment sales in which profits are shared).

Operating expenses increased by ¥434 million, or 2.9%, to ¥15,323 million in fiscal 2010 from ¥14,889 million in fiscal 2009. This increase was primarily due to an increase in sales cost led by an increase in sales volume.

As a result, operating income increased by ¥1,226 million, or 35.6%, to ¥4,673 million in fiscal 2010 from ¥3,447 million in fiscal 2009.

Health & Fitness segment

Net revenues of our Health & Fitness segment, before elimination of intersegment revenues, decreased by ¥4,200 million, or 4.7%, to ¥85,765 million in fiscal 2010 from ¥89,965 million in fiscal 2009. In our Health & Fitness segment, in addition to opening of new directly operated facilities and expansion of facilities outsourced to us, we have promoted development of facilities and introduction of services in line with diversified customer needs and regional characters.

Operating expenses decreased by ¥ 10,548 million, or 10.7%, to ¥87,687 million in fiscal 2010 from ¥98,235 million in fiscal 2009. This decrease is primarily due to the restructuring and impairment charges of

¥11,121 million including impairment losses of long-lived assets and identifiable intangible assets and costs related to the elimination and consolidation of facilities incurred in fiscal 2009, compared to ¥2,339 million in fiscal 2010.

As a result, we recognized an operating loss of ¥1,922 million in fiscal 2010 compared to operating loss of ¥8,270 million in fiscal 2009.

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

Moreover, a license agreement was concluded with the Union of European Football Associations (UEFA) for the Winning Eleven series. The inclusion of the much-awaited UEFA Champions League mode further enhanced the strength of this product, with 8.48 million units sold for the Winning Eleven series overall. In addition, sales of standard baseball titles such as Pawapurokun Pocket 11, JIKKYOU PAWAFURU PUROYAKYU 2009 and JIKKYOU PAWAFURU PUROYAKYU NEXT increased steadily.

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

Operating expenses increased by ¥ 16,984 million to ¥98,235 million in fiscal 2009 from ¥81,251 million in fiscal 2008. This increase includes restructuring and impairment charges of ¥11,121 million including impairment losses of long-lived assets and identifiable intangible assets and costs related to the elimination and consolidation of facilities. Furthermore, operating expenses increased due to an increase in the number of facilities of Sportsplex Japan Co., Ltd., an increase in costs related to opening of new facilities and an increase in costs related to management and operation of facilities caused by the high price of crude oil.

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

Acquisition Accounting

We account for acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The judgments made in determining the estimated fair value assigned to each class of assets acquired, as well as asset lives, can materially impact net income of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances by impairment charges, if the asset becomes impaired in the future.

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

Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. Intangible assets determined to have an indefinite useful life have been reassessed at least annually including, but not limited to, the expected use of the asset by us, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.

As a result of reassessment in fiscal 2010 made after termination of certain franchise contracts, intangible assets related to franchise contracts which were previously determined to have an indefinite life have been determined to have a finite life of 14 years based on the current expectation as to future renewals of the existing contracts. Intangible assets related to existing technology, customer relationships, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 7 to 15 years.

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

During the year ended March 31, 2008, we evaluated the recoverability of goodwill and intangible assets and concluded that there was no impairment in the carrying value of such assets for any of our reporting units.

However, in the fourth quarter of the fiscal year ended March 31, 2009, we determined that the fair value of indefinite lived intangible assets related to trademarks recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Consequently, an aggregate non-cash impairment charge of ¥1,857 million was recorded in restructuring and impairment charges for the year ended March 31, 2009. This impairment charge was attributed to determination that the reporting unit would fail to meet previous growth expectations of future results. As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2009. Furthermore, in the fourth quarter of the fiscal year ended March 31, 2010, we determined that the fair value of indefinite lived intangible assets related to credit card contracts recognized in the Health & Fitness reporting unit was lower than their carrying value. Consequently, an aggregate non-cash impairment charge of ¥451 million was recorded in restructuring and impairment charges. This impairment charge was attributed to determination that the sufficient future cash flow in relation to the assets could not be estimated as a result of review of the business segment in part as we proceed with restructuring in the business segment.

Valuation of Long-Lived Assets

Our long-lived assets are reviewed for impairment, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

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

During the fourth quarter of the fiscal year ended March 31, 2009, we identified changes in circumstances that indicated the carrying value of long-lived assets might not be recoverable and projected a decline in net cash flows for Health & Fitness segment, primarily reflecting a decrease in the number of club members affected by the negative industry and economic trends. As a result, we tested the recoverability of underperforming clubs and recorded a pre-tax impairment charge of ¥7,881 million for long-lived assets for the year ended March 31, 2009. The recoverability test included reviewing the actual and projected cash flows of these underperforming clubs. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by us. We also considered operations of all clubs within each market served by multiple clubs and determined to cease operation of certain of these clubs that overlap in a particular marked, and recognized the closure related impairment charges which were included in the amount discussed above. In addition, in the fourth quarter of the fiscal year ended March 31, 2010, we recorded impairment charge of ¥480 million for long-lived assets for the clubs to be closed.

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

For those sources that do not involve delivery of multiple software or other deliverables, KONAMI recognizes revenue based on the basic criteria outlined below:

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

For those sources that involve multiple software deliverables, KONAMI evaluates revenue recognition based on the following items:

(1)	if and when each element has been delivered,

(2)	whether undelivered elements are essential to the functionality of the delivered elements,

(3)	whether vender-specific objective evidence of fair value (VSOE) exists for undelivered elements, and

(4)	allocation of the total price among the various elements.

We recognize revenues from package software with online functionality for certain platforms in Digital Entertainment Segment which is hosted on its internal servers as multiple software deliverables. If VSOE of fair value for the online services cannot be established for most of titles, revenue from the package products is not allocated among the console game products and online service for those titles, and the entire revenue from the sale of the package products is recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months. For those certain titles which we have established the fair value by VSOE, we recognize a part of revenue for the titles based on VSOE as carrying-over. We recognize this revenue at a fixed amount during the six-month estimate online service period.

Further, we describe revenue and cost for package game products and online services and online services that VSOE of the fair value can and/or cannot be established as “products sales revenue” and “costs of products sold” collectively.

We recognize revenues from casino management systems in our Gaming & System segment containing multiple factors as software products, as the software is essential to the functionality of the hardware. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of fair value established by renewal rates.

For those sources that involve multiple deliverables except for software deliverables, KONAMI applies the recognition criteria. Specifically, deliverables are divided into separate units of accounting if:

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

Establishing a valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. At March 31, 2009 and 2010, the aggregate valuation allowances provided against deferred tax assets were ¥5,727 million and ¥1,279 million, respectively. The net change in total valuation allowance for the year ended March 31, 2008, 2009 and 2010 were a decrease of ¥3,300 million, ¥2,715 million and ¥4,448 million, respectively. The decrease of ¥3,300 million for the year ended March 31, 2008 primarily resulted from the reversal of the valuation allowance against deferred tax assets at our domestic subsidiary as it showed continuing strong performance in the Digital Entertainment segment. The decrease of ¥2,715 million for the year ended March 31, 2009 was attributable to the decrease of future deductible temporary differences and net operating loss carryforwards at our U.S. subsidiaries, which resulted in a decrease of gross deferred tax assets and related valuation allowances. The decrease of ¥4,448 million for the year ended March 31, 2010 primarily resulted from the reversal of the valuation allowance against deferred tax assets at our U.S. subsidiaries as they recorded strong financial results and made stable income in our Gaming and System segment.

Accounting Developments

In October 2009, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) of FASB Accounting Standard Codification (“ASC”), No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-13 provides amendments to the criteria for allocation of revenues in multiple-deliverable arrangements, and in the absence of vendor-specific objective evidence or a third-party evidence concerning a selling price of deliverable products and services, sets forth a provision to allocate revenues in relation to products and services by applying an estimated selling price. Furthermore, ASU2009-13 requires disclosure of details information concerning multiple-deliverable arrangements. ASU2009-13 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. We are currently reviewing impacts the adoption of ASU2009-13 may have on our consolidated financial statements.

In October 2009, the FASB issued ASU2009-14 “Certain Revenue Arrangements That Include Software Elements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-14 is to exclude tangible products containing software components that function to deliver the product’s essential functionality from the criteria for software revenues. ASU2009-14 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. We are currently reviewing impacts the adoption of ASU2009-14 may have on our consolidated financial statements.

Capital Expenditures

Our capital expenditures amounted to ¥13,731 million, ¥6,812 million and ¥7,962 million on an accrual basis during fiscal 2008, 2009 and 2010, respectively. In fiscal 2008, our capital expenditure consisted mainly of funds for the improvement of fitness club facilities in the amount of ¥1,378 million, tools for products development in the amount of ¥1,796 million, business office facilities in the amount of ¥1,786 million, and learning center facilities in the amount of ¥4,034 million. Our capital expenditures for fiscal 2009 amounted to ¥6,812 million on an accrual basis, which primarily consisted of additions to Konami Sports Club’s facility equipment, tools for products development and computer software, and facility equipment relating to the Gaming and System segment. Our capital expenditures for fiscal 2010 amounted to ¥7,962 million on an accrual basis, which primarily consisted of additions to Konami Sports Club’s facility equipment, tools for products development relating to the Gaming and System segment.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis for fiscal 2008, 2009 and 2010.

	Fiscal year ended March 31,
	2008	2009	2010	2010
	(millions of yen and thousands of dollars)
Capital expenditure in the consolidated statement of cash flows	¥11,995	¥8,531	¥6,318	$67,906
Effects of timing difference of payments and other	1,736	(1,719)	1,644	17,670

Capital expenditure (accrual basis)	¥13,731	¥6,812	¥7,962	$85,576

B.    Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for fitness club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes. Our principal needs for cash during fiscal 2010 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time.

Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that as of the end of fiscal 2010, cash and deposit balance, expected cash from operations, execution of commitment line contracts with main banks and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. In addition, taking into account the above circumstances, we believe that the amount we expect to generate from our operations through the end of fiscal 2011, will be sufficient to meet our operating requirements for the next twelve months through the end of fiscal 2011. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction (ordinarily 20% in the case of dividend payments by our Japanese subsidiaries and 10% (or, in certain circumstances, 15%) in the case of dividend payments and 10% in the case of interest payments by our U.S. subsidiaries).

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2008, 2009 and 2010:

	Fiscal year ended March 31,
	2008	2009	2010	2010
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥30,788	¥30,131	¥14,297	$153,665
Net cash used in investing activities	(15,359)	(5,715)	(6,449)	(69,315)
Net cash used in financing activities	(19,818)	(21,004)	(10,744)	(115,477)

Effect of exchange rate changes on cash and cash equivalents	(814)	(1,974)	68	734

Net increase (decrease) in cash and cash equivalents	(5,203)	1,438	(2,828)	(30,393)
Cash and cash equivalents at beginning of year	57,333	52,130	53,568	575,750

Cash and cash equivalents at end of year	¥52,130	¥53,568	¥50,740	$545,357

Comparison of Fiscal 2010 with Fiscal 2009

Net cash provided by operating activities decreased by ¥15,834 million, or 52.6%, to ¥14,297 million in fiscal 2010 from ¥30,131 million in fiscal 2009. This primarily resulted from a decrease in the collection amount of sales proceeds and an increase in the inventories following a decrease in sales compared to that for the year ended March 31, 2009, when our Digital Entertainment segment released hit titles for video game software and amusement arcades. Meanwhile, the amount of income taxes paid in the year ended March 31, 2010 decreased from the year ended March 31, 2009 due to a decrease in taxable income.

Net cash used in investing activities increased by ¥734 million, or 12.8% to ¥6,449 million in fiscal 2010 from ¥5,715 million in fiscal 2009. This increase mainly resulted from the lack of proceeds from sale of property and equipment which existed for the year ended March 31, 2009, despite a decrease in capital expenditures for investments.

Net cash used in financing activities decreased by ¥10,260 million yen, or 48.8%, to ¥10,744 million for fiscal 2010 from ¥21,004 million in fiscal 2009. These financing activities primarily resulted from the lack of purchases of treasury stock and redemption of bonds which took place during the year ended March 31, 2009.

Comparison of Fiscal 2009 with Fiscal 2008

Net cash provided by operating activities decreased by ¥657 million, or 2.1%, to ¥30,131 million in fiscal 2009 from ¥30,788 million in fiscal 2008. Despite the decrease in inventories and deferred revenue, this decrease primarily resulted from a decrease in net income attributable to KONAMI CORPORATION and accrued income taxes.

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

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. There is no short-term debt as of March 31, 2010. As of March 31, 2010, long-term debt consisted mainly of ¥15,000 million of unsecured bonds described in the following paragraphs. It also includes ¥204 million of unsecured loans from banks, of which ¥204 million is current. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2010, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our loans ranged from 0.87% to 1.73% during fiscal 2010.

During fiscal 2008, we issued series 6, 7 and 8 unsecured domestic bonds, due in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Each of the bonds was issued for ¥5,000 million for an aggregate total principal amount of ¥15,000 million. The interest rates of these bonds issued by us range from 1.51% to 1.73%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2010, there was no outstanding letter of credit.

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Item 11 herein and Note 17 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. Our Finance Group executes and controls those contracts. Each contract and its results are to be periodically reported to a general manager and an officer in charge of the group and the CFO.

We do not designate any derivative financial instruments as hedges and, as a result, they are recognized as either assets or liabilities at fair value and the corresponding gains and losses are recognized in earnings in the period of change.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing video game software, amusement arcade games, card games, and gaming machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥3,111 million, ¥2,677 million and ¥2,964 million on research and development for fiscal 2008, 2009 and 2010, respectively.

D.    Trend Information.

While our results of operations for fiscal 2011 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2011 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2011 due to stable revenues generated by regular titles in each segment. We base our expectations on the following assumptions:

Our fiscal 2011 business plans are formulated on the basis of the following assumptions:

•

Digital Entertainment segment:    In the Computer & Video Games business, we expect an increase in sales due to the continuously strong sports-related titles. We expect our sales volume and net revenues to remain almost at the same level as fiscal 2010 as a whole, despite the streamlining of the number of titles under our “Selection and Concentration Policy”. Thereby, we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues. We expect net revenues of our Amusement business to remain almost at the same level as fiscal 2010, as a result of solid sales of our standard series products and products by which “e-AMUSEMENT” services can be provided. We expect our net revenues of our Card Games business to remain almost at the same level as fiscal 2010, reflecting solid sales of the Yu-Gi-Oh! Trading Card Game. We expect net revenues in our Online business to remain almost at the same level as fiscal 2010, reflecting the growth of home online gaming and revenues from mobile game contents. We expect net revenues in our Multimedia business such as music to remain almost at the same level as fiscal 2010 as a result of evolving original animations collaborating with other segments.

•

Gaming & System segment:    We expect an increase in net revenues by our Gaming & System segment reflecting anticipated gains in sales of gaming machines and casino management systems in the North American market.

•

Health & Fitness segment:    In the Health & Fitness segment, although severe conditions are expected to continue for a while, we expect an increase in the number of members and opportunities for development and sales of health related machines, triggered by the arrival of aging society and measures against the adult diseases. We recognize the increase of fee-based programs such as measures against metabolic and diet programs, expansion of services out of fitness clubs by digitizing exercise instruction, nutrition instruction and heath management which is our strength and the potential expansion of demands for operation of exercise facilities and provision of exercise instruction from local authorities and the private sector. In addition, in March 2011, we anticipate to complete recording expenses related to the closure of overlapped and underperforming facilities as part of restructuring processes for this segment determined in fiscal 2009. As a result, even the growth in sales may slowdown, we expect an improvement of our profitability in fiscal 2010.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2010:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt, including contractual interest	¥15,822	¥447	¥10,332	¥5,043	¥—
Capital Lease Obligations	37,356	3,512	5,455	4,769	23,620
Operating Leases	97,199	8,956	17,825	17,559	52,859
Purchase Obligations	60	60	—	—	—
Pension Contribution	1,077	1,077	—	—	—
Asset Retirement Obligation	3,384	—	—	—	3,384

Total	¥154,280	¥13,809	¥33,280	¥27,328	¥79,863

Licenses.    We have several on-going contractual commitments involving minimum future royalties’ payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2010 is ¥1,190 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our Directors including the executive officers and Corporate Auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of KONAMI CORPORATION shares owned as of March 31, 2010 (1)	Percentage of holding of KONAMI CORPORATION shares outstanding as of March 31, 2010
Directors:
Kagemasa Kozuki	Representative Director, Chairman of the Board and President	November 12, 1940	June 2011	March 1974	35,400,786 (0)	26.53%
Noriaki Yamaguchi	Representative Director, Vice President and Corporate Officer	January 26, 1944	June 2011	June 1994	59,024 (0)	*
Kimihiko Higashio	Representative Director, Vice President and Corporate Officer	September 24, 1959	June 2011	June 2005	24,140 (0)	*
Takuya Kozuki	Director	May 19, 1971	June 2011	June 2009	13,954 (0)	*
Tomokazu Godai	Outside Director	October 6, 1939	June 2011	May 1992	10,184 (0)	*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2011	June 2001	10,191 (0)	*
Akira Gemma	Outside Director	August 1, 1934	June 2011	June 2004	8,000 (0)	*
Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2013	June 1999	2,149 (0)	*
Tachio Ohori	Corporate Auditor	March 3, 1933	June 2011	June 2007	448 (0)	*
Masaru Mizuno	Corporate Auditor	September 4, 1932	June 2011	June 2007	448 (0)	*
Shogo Sasabe	Corporate Auditor	July 3, 1929	June 2011	June 2007	1,460 (0)	*
Corporate Officers:
Fumiaki Tanaka	Vice President, Corporate Officer	March 10, 1961	—	June 2000	75,593 (0)	*
Satoshi Sakamoto	Corporate Officer	August 22, 1948	—	April 2007	0 (0)	*
Akira Tamai	Corporate Officer	October 14, 1963	—	April 2005	1,993 (0)	*
Mineaki Yoshiba	Corporate Officer	May 16, 1964	—	May 2008	700 (0)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation for Sports, Athletes and Higher Education (14,700,000 shares), Kozuki Holding (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares) and the Director Stock Purchase Association (51,334 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

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

Kagemasa Kozuki became our Representative Director and President in 1974 and Representative Director and Chairman in 1987. He has also served as President since 1994. He established KONAMI CORPORATION in 1973.

Noriaki Yamaguchi became our Managing Director in 1994 and Representative Director in 2001. He has served as our Representative Director, Vice President and Corporate Officer since 2009. He joined KONAMI CORPORATION in 1994.

Kimihiko Higashio became our Director in 2005 and Representative Director in 2008. He has served as our Representative Director, Vice President and Corporate Officer since 2009. He joined KONAMI CORPORATION in 1997.

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

Masaru Mizuno has served as our Corporate Auditor since 2007. He has served as Senior Advisor of Japan Tobacco Inc. since 2005.

Shogo Sasabe has served as our Corporate Auditor since 2007. He has served as Special Advisor of BANDO CHEMICAL INDUSTRIES, LTD. since 2009.

Fumiaki Tanaka was in charge of the Amusement Business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He has serves as Vice President, Corporate Officer since 2009. He also served as Director from 1996 to 2001. He has served as Representative Director and President of Konami Digital Entertainment Co., Ltd. since 2006 and also Representative Director and President and Corporate Officer of Konami Sports & Life Co., Ltd. since 2009. He joined KONAMI CORPORATION in 1981.

Satoshi Sakamoto has served as Corporate Officer since 2007. He joined Konami Australia Pty Ltd. as Managing Director in 1996 and has served as Chairman of Konami Gaming Inc. since 2002.

Akira Tamai has served as Corporate Officer since 2005. He joined KONAMI CORPORATION in 1999 and also Director, Vice President and Corporate Officer of Konami Sports & Life Co., Ltd. since 2009.

Mineaki Yoshiba has served as Corporate Officer since 2008. He joined KONAMI CORPORATION in 2000.

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

Our Articles of Incorporation provide for the appointment of not more than five Corporate Auditors, at least half of whom must not have been a Director, executive officer (shikko-yakuin), manager or employee of our company or any of our subsidiaries prior to the date on which such person assumes the office of Corporate Auditor. Corporate Auditors are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The term of office of a Corporate Auditor provided for under the Corporate Law and our Articles of Incorporation is four years, although they may serve any number of consecutive terms. Corporate Auditors are under a statutory duty to oversee the administration of our affairs by our Directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our Directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation, etc. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Corporate Law of Japan, the Corporate Auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his or her opinion in the audit report if different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by Corporate Auditors of our affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

In addition to Corporate Auditors, we must appoint independent public accountants who have statutory duties of examining the financial statements to be submitted by our board of directors to the general meetings of shareholders and reporting thereon to the board of corporate auditors and the Directors. Examination by independent public accountants of our financial statements is also required for the purposes of the securities reports which companies listed on Japanese stock exchanges must file with the Director of the relevant Local Finance Bureau and which are open to public inspection. KPMG AZSA LLC currently acts as our Independent Registered Public Accounting Firm.

B.    Compensation.

(1) Amount of Compensation to Our Directors and Corporate Auditors in Fiscal 2010

Category	Base Salary (Millions of Yen)	Number of Directors or Executive Officers
Directors (Excluding Outside Directors)	428	5
Outside Directors	79	7

Total	507	12

(1)	Outside directors include all corporate auditors.
(2)	There is not any payment of compensation other than basic compensation to Directors or Corporate Auditors (such as bonuses, stock options and others).
(3)	Directors’ retirement benefit program has been abolished. (The program for Directors was abolished at the time of the 28th Ordinary General Shareholders’ Meeting held on June 23, 2000, and for Corporate Auditors at the time of the 31st Ordinary General Shareholders’ Meeting held on June 19, 2003.)

(2)    Directors and Corporate Auditors whose Total Compensation Amount is over ¥100 million in Fiscal 2010

Name	Position	Consolidated base salary (Millions of Yen)
Kagemasa Kozuki	Representative Director, Chairman of the Board and President	296

(1)	The total amount of the above consolidated compensation is the sum of the compensation paid as Director of the filing company, our subsidiaries, Konami Digital Entertainment, Co., Ltd. and Konami Sports & Life Co., Ltd., of ¥259 million, ¥22 million and ¥15 million, respectively. In addition, there is not any payment of compensation other than basic compensation.

(3) Policy concerning Determination of Compensation Amount for Directors and its Calculation Method

Compensation for Directors is determined pursuant to a resolution adopted at a meeting of board of directors to the upper range of directors compensation amount determined by a resolution adopted at a general meeting of shareholders. Individual compensation is determined, taking into account trend of business performance, considering status of representation rights, positions, roles and scale of duty, term period, fulltime/part-time, by evaluating degree of contribution concerning achievements and management.

Compensation for Corporate Auditors is determined based on consultation of Corporate Auditors to the upper range of corporate auditors compensation amount determined by a resolution adopted at a general meeting of shareholders.

Furthermore, there is not any payment of compensation other than basic compensation to Directors or Corporate Auditors (such as bonuses, stock options and others).

Additionally, the retirement benefit program has been abolished.

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our Directors, Corporate Auditors and Corporate Officers is set forth in Items 6.A and 6.B of this annual report.

D.    Employees.

We employed 5,708 persons on a full-time basis and 7,428 persons on a part-time basis as of March 31, 2010. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 823 employees belonged as of March 31, 2010. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2008	2009	2010
Digital Entertainment	3,074	3,193	3,297
Gaming & System	355	374	396
Health & Fitness	1,611	1,584	1,547
Others	221	274	275
General Administrative (1)	211	207	193

Total	5,472	5,632	5,708

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2008	2009	2010
Japan	4,731	4,830	4,863
North America	359	413	429
Asia (other than Japan)	157	166	179
Europe	110	113	124
Australia	115	110	113

Total	5,472	5,632	5,708

The retirement age for our employees (excluding contract workers), other than Directors and Corporate Auditors, is 60.

From August 1998, we began offering a fixed compensation system to our management and this plan is currently offered to most of our employees.

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

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. As of March 31, 2010 the Employee Stock Purchase Association held a total of 1,765,742 shares of our common stock and the Director Stock Purchase Association held a total of 104,127 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2010, 133,460,664 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2010 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2010
Kagemasa Kozuki (1)	35,400,786	26.53%
Kozuki Foundation For Sports and Education (2)	14,700,000	11.01
Kozuki Holding (2)	13,530,000	10.14
The Master Trust Bank of Japan	10,724,800	8.04
Japan Trustee Services Bank, Ltd.	8,207,400	6.15
Kozuki Capital Corporation (2)	7,036,996	5.27

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation for Sports and Education (14,700,000 shares), Kozuki Holding (13,530,000 shares), Kozuki Capital Corporation (7,036,996 shares), and the Director Stock Purchase Association (51,334 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.

None of our shares of common stock entitles the holder to any preferential voting rights.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2010 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Outstanding Shares
Japanese financial institutions	68	38,171,534	28.60%
Japanese securities companies	36	8,503,768	6.37
Other Japanese corporations	418	22,523,905	16.88
Foreign corporations and individuals	384	42,430,329	31.79
Japanese individuals and others	50,379	21,831,128	16.36

Total	51,285	133,460,664	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2010, there were 133,460,664 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2010, 398,323 shares of our common stock were held in the form of ADRs and there were 21 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2010, there were 51,285 holders of common stock of record worldwide, including 111 shareholders of record with addresses in the United States who held 10,536,018 shares, representing approximately 7.89% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of control of KONAMI.

B.    Related Party Transactions.

There were no related party transactions for fiscal 2010.

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

Dividend Policy

KONAMI CORPORATION believes that it is important to return KONAMI CORPORATION’s profits to the stockholders to secure constant high dividends and improve the corporate value. However, our dividends are subject to our future earnings and financial condition, approval of the board of directors (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2010, the date of our last audited financial statements.

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

	Price per Share of KONAMI CORPORATION Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of KONAMI CORPORATION Common Stock	Closing TOPIX		Closing Nikkei Stock Average
Fiscal Period	High	Low		High	Low	High	Low
2006	3,110	2,115	743,008	1,728.16	1,109.19	17,059.66	10,825.39
2007	3,670	2,330	974,090	1,816.97	1,458.30	18,215.25	14,218.60
2008	4,120	2,580	1,042,096	1,796.89	1,139.62	18,297.00	11,691.00
2009	4,410	1,275	1,458,497	1,449.14	698.46	14,601.27	6,994.90
2010	2,080	1,416	912,983	987.27	778.21	11,147.62	8,084.62
2009:
First quarter	4,410	3,510	1,248,744	1,449.14	1,214.92	14,601.27	12,521.84
Second quarter	3,820	2,440	1,208,135	1,334.52	1,069.69	13,603.31	11,160.83
Third quarter	2,785	1,347	1,805,970	1,107.68	721.53	11,456.64	6,994.90
Fourth quarter	2,345	1,275	1,587,000	896.21	698.46	9,325.35	7,021.28
2010:
First quarter	1,877	1,416	989,797	954.08	778.21	10,170.82	8,084.62
Second quarter	2,080	1,673	858,910	987.27	852.11	10,767.00	9,050.33
Third quarter	1,829	1,417	828,003	920.54	809.24	10,707.51	9,076.41
Fourth quarter	1,839	1,485	977,162	984.06	876.77	11,147.62	9,867.39

Calendar Period
2010:
January	1,777	1,492	925,437	966.40	901.12	10,982.10	10,198.04
February	1,677	1,485	951,453	921.90	876.77	10,449.75	9,867.39
March	1,839	1,635	1,044,036	984.06	893.81	11,147.62	10,116.86
April	1,976	1,780	981,052	1,001.77	968.79	11,408.17	10,865.92
May	1,788	1,459	1,327,983	970.46	850.88	10,847.90	9,395.29
June	1,593	1,380	1,141,764	904.03	835.91	10,251.90	9,347.07

On July 23, 2010, the reported closing price of our shares on the Tokyo Stock Exchange was ¥1,358 per share, the closing Nikkei Stock Average was ¥9,430.96 and the closing TOPIX was 841.29.

Our ADSs have been listed on the New York Stock Exchange since September 30, 2002. On July 23, 2010, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $15.67 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
Fiscal Period	High ($)	Low ($)
2006	26.83	19.00	902
2007	30.48	20.42	2,571
2008	39.93	20.22	5,612
2009	42.79	12.77	11,898
2010	21.98	14.8	3,593
2009:
First quarter	42.79	33.36	22,181
Second quarter	34.92	23.34	7,942
Third quarter	26.38	15.25	8,839
Fourth quarter	26.48	12.77	8,470
2010:
First quarter	19.48	14.80	7,021
Second quarter	21.98	18.19	1,936
Third quarter	20.01	16.17	2,184
Fourth quarter	19.90	16.53	3,269

Calendar Period:
2010:
January	19.15	16.80	3,916
February	18.70	16.53	3,658
March	19.90	18.67	2,413
April	21.16	19.26	3,290
May	19.80	16.16	5,525
June	17.49	15.50	5,950

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the year ended March 31, 2010, we had no share of diluted securities. Also, for the years ended March 31, 2008, 2009 and 2010 we had nil, 741,968 and nil shares attributable to outstanding stock options were excluded as the exercise prices of the stock subscription rights were greater than or equal to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

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

There is no provision under our Articles of Incorporation or under the Corporate Law which requires a Director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each Director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his or her assumption of office. Directors can be re-elected. All of our existing Directors have been elected by the resolution of the shareholders’ meeting held on June 29, 2010 and each has entered into contract with us on the same date.

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

General

Our authorized share capital consists of 450,000,000 shares in registered form with no par value. All issued shares are fully-paid and non-assessable. As of March 31, 2010, 133,460,664 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, and in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders. However, by amendment of the Law Concerning Central Clearing of Bonds, Share Certificates and Other Securities in Japan (effective January 5, 2009), the share certificate system has been replaced by a book-entry transfer system administered by the Japan Securities Depositary Center, Inc ( “JASDEC”). Under the new system, Japanese listed companies cannot issue share certificates and those certificates previously issued are void. The shareholder’s ownership right that was represented by the share certificate is now recorded as an entry in an account that the shareholder is required to open with an Account Management Institution, i.e. a financial institution such as a bank, trust bank or a securities firm. A transfer of shares is effected by recording the transfer from the transferor’s account to the transferee’s account. We amend our register of shareholders (to, for example, reflect a transfer of shares) upon receipt of a General Shareholders Notification from JASDEC.

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

As described above, non-resident shareholders are required to appoint a standing proxy in Japan or to provide a mailing address in Japan to receive notices from us. A local standing proxy can handle the registration of transfer and the application for reduced withholding tax. See Item 10.E “Taxation—Japanese Taxation”. Persons holding shares through Euroclear or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) appoint the depositary of Euroclear or Clearstream, Luxembourg as proxy on a standing basis. Persons holding shares through Euroclear or Clearstream, Luxembourg may receive notice from us, such as notices of shareholders’ meeting and dividend distributions, and are eligible for reduced withholding tax in accordance with the operating procedures of Euroclear and Clearstream, Luxembourg.

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

Capital and Reserves

The entire amount of the issue price of new shares is required to be accounted for as stated capital stock, although we may account for an amount not exceeding one-half of such issue price as additional paid-in capital. We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to capital stock by resolution of a general meeting of our shareholders. The whole or any part of retained capital and retained earnings which are distributable as annual dividends may also be transferred to capital stock by resolution of a general meeting of our shareholders.

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is usually held in June of each year in Tokyo. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the purpose thereof and a summary of the matters to be acted upon, together with our annual business reports including financial statements, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her mailing address or proxy in Japan) at least two weeks prior to the date set for the meeting. The record date for voting rights for an ordinary general meeting of shareholders is March 31.

Any shareholder holding at least 300 voting rights or one percent of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting.

Voting Rights

A holder of shares constituting one or more whole units is entitled to one vote for each unit of shares, except that neither we, nor a corporate shareholder with not less than one-quarter of the total voting rights of which are directly or indirectly owned by us, has voting rights in respect of the shares held by us or such a corporate shareholder. Except as otherwise provided by law or by our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights that are represented at the meeting. Our Articles of Incorporation provide that the quorum for election or removal of Directors and Corporate Auditors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of Directors. Our shareholders may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of shares with voting rights and are sole.

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

Report to Shareholders

We furnish to our shareholders notices of shareholders’ meetings, summaries for each such meeting of the matters to be acted upon, annual business reports, including financial statements, as mentioned above, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese.

In addition, we intend, upon request, to furnish to our shareholders with addresses outside Japan, through their resident proxies in Japan, copies of our annual report in English, containing annual audited consolidated financial statements.

Record Date

March 31 is the record date for the payment of annual dividends and September 30 is the record date for the payment of interim dividends. Shareholders appearing on our shareholders’ register at the close of business on March 31 of each year are entitled to vote at the ordinary general meeting of shareholders with respect to the fiscal year ending on such date. In addition, by resolution of our board of directors and after giving at least two weeks’ prior public notice, we may at any time set a record date to determine the shareholders who are entitled to interim dividends and certain other rights pertaining to the shares.

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

In addition, we may sell by way of auction or otherwise dispose of shares for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the register of shareholders or at the address otherwise notified to us and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in the register of shareholders or at the address otherwise notified to us, we may sell by way of auction or otherwise dispose of the shareholder’s shares (including repurchase by us) by a resolution of our board of directors after giving at least three months’ prior public and individual notice and shall hold or deposit the proceeds of such sale or disposal of shares for the shareholder, the location of which is unknown.

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

“Non-residents of Japan” is defined in the Foreign Exchange Regulations to mean individuals who are not residents of Japan and corporations whose principal offices are not located in Japan. Generally, branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan, and branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

“Foreign investors” is defined in the Foreign Exchange Regulations to mean (i) individuals not resident in Japan, (ii) corporations organized under the laws of foreign countries or whose principal offices are located outside Japan, or (iii) corporations organized in Japan not less than 50% of the total voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above or (iv) corporations for which a majority of the directors or other officers (or directors or other officers having the power of representation) are individuals falling within (i).

Acquisition of Shares

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan by a non-resident of Japan from a resident of Japan may be made without any restriction, except as mentioned below. However, a report by the proxy who is a resident of Japan to the Minister of Finance must be filed following the transfer of shares to the non-resident of Japan within 20 days from the date of such acquisition, unless the consideration for such transfer is ¥100 million or less. In addition to the above, the Foreign Exchange Regulations give the Minister of Finance the power to require a prior approval for any such acquisition in certain exceptional circumstances.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan and as a result of such acquisition (regardless of the person from or through whom it acquires the shares), aggregated with existing holdings (if any), the foreign investor directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers no later than the 15 day of the month following the month in which the date of such acquisition falls. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

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

On July 23, 2010, the closing price of our shares on the Tokyo Stock Exchange was ¥1,358 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥2,000 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥3,000 or ¥3,000 and ¥5,000, or fall to between ¥1,000 and ¥1,500. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,000	Less than	¥1,500	¥300
Over	1,500	Less than	2,000	400
Over	2,000	Less than	3,000	500
Over	3,000	Less than	5,000	700

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

Takeover Defense Measures

“The Countermeasures to any large-scale acquisition of shares in the Company (takeover defense measures)” (the “Current Plan”) was approved and subsequently introduced upon partial amendments at a general shareholders’ meeting held on June 29, 2010. The outline of the Current Plan is as follows:

1. Purpose of Introducing the Current Plan

In the recent years, a trend has emerged in the Japanese capital markets of sudden hostile acquisitions of large quantities of shares, conducted without due discussion and agreement with management of the target company. There is a possibility that such kind of large-scale acquisition may be attempted with respect to the Company shares.

The purpose of the Current Plan is to enable shareholders of the Company to make an appropriate decision on whether to accept a large-scale acquisition of the Company shares, and to deter actions which would have an adverse impact on the Company’s corporate value and the common interests of the shareholders.

2. Outline of the Current Plan

The Current Plan is such that, in order to ensure that shareholders have necessary and sufficient information and time to make an appropriate decision in the event that a large-scale acquisition of the Company’s shares is attempted, the Company’s board of directors established the Large-Scale Acquisition Rule (the “Rule”). The Rule requires submission of information on the large-scale acquisition by a large-scale acquirer and secures time for evaluation and investigation thereof by the Company’s board of directors. It seeks that the large-scale acquirer comply with the Rule, sets out the response policy for cases of both compliance and non-compliance, and provides for implementation, if necessary, of appropriate countermeasures to protect the Company’s corporate value and the common interests of shareholders (such as gratis allotment of Stock Acquisition Rights with discriminative exercise conditions).

The Current Plan was scheduled to expire at the conclusion of the 38th general shareholders’ meeting to be held on June 29, 2010. In order to ensure and enhance the corporate value of our company and the common interests of shareholders, we have continued to review the Current Plan following its introduction, in light of recent developments in takeover defense measures. As a result of this review, our board of directors has resolved at a meeting held May 13, 2010 to revise certain elements of the Current Plan and renew it, subject to the approval of its shareholders at the 38th general shareholders’ meeting held on June 29, 2010.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the Tax Convention, established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident, with the proviso that this does not apply if the beneficial owner of dividends is a United States resident that carries on business through a permanent establishment in Japan and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Under the Tax Convention, the maximum withholding rates for U.S. shareholders and U.S. holders of ADSs are limited to (a) 5% of the gross amount of the dividends if the recipient is a corporation which holds more than 10% of voting shares of the paying corporation, or (b) 10% of the gross amount of the dividends otherwise.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2010, our U.S. dollar and Euro denominated sales comprised 13.79% and 10.24% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had significant U.S. dollar and Euro dominated monetary assets. As of March 31, 2010 we had net U.S. dollar dominated monetary assets of approximately $1,096 million and Euro denominated monetary assets of approximately €42 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign exchange forward contracts at March 31, 2010

Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	—	—	—	—
Selling EURO	—	—	—	—

Total	¥—	¥—	¥—

Foreign exchange forward contracts at March 31, 2009

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	¥938	¥981	¥(43)	93.82
Selling EURO	—	—	—	—

Total	¥938	¥981	¥(43)

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2010 and 2009 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2010

	Expected maturity dates
Type of debt and average interest rates	2011	2012	2013	2014	2015	Thereafter	Total 3/31/10	Fair Value 3/31/10
	(in millions of yen)
Unsecured bank loans (1.01%)	¥204	—	—	—	—	—	¥204	¥201
Unsecured bonds (1.56%)	—	¥5,000	¥5,000	¥5,000	—	—	¥15,000	¥14,902

Total	¥204	¥5,000	¥5,000	¥5,000	—	—	¥15,204	¥15,103

Interest rate risk at March 31, 2009

	Expected maturity dates
Type of debt and average interest rates	2010	2011	2012	2013	2014	Thereafter	Total 3/31/09	Fair Value 3/31/09
	(in millions of yen)
Unsecured bank loans (0.87-1.03%)	¥592	¥204	—	—	—	—	¥796	¥778
Unsecured bonds (1.62%)	—	—	¥5,000	¥5,000	¥5,000	—	¥15,000	¥14,540

Total	¥592	¥204	¥5,000	¥5,000	¥5,000	—	¥15,796	¥15,318

Investment price risk

The fair value of certain of our investments, primarily in marketable equity securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2009 would be ¥22 million. We had no open equity derivative positions from April 1, 2009 to March 31, 2010.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2010 and 2009, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2010				March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥224	¥2	¥—	¥226	$2,408	$21	$—	$2,429
Other securities	—	—	—	—	—	—	—	—

Total	¥224	¥2	¥—	¥226	$2,408	$21	$—	$2,429

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2009				March 31, 2009
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥544	¥17	¥(1)	¥560	$5,538	$173	$(10)	$5,701
Other securities	—	—	—	—	—	—	—	—

Total	¥544	¥17	¥(1)	¥560	$5,538	$173	$(10)	$5,701

Credit Risk

As of March 31, 2010, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2010, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Item 12D.	3. Fees payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (USD)

Deposit or substitution the underlying shares (including execution and delivery of Receipts)	US5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Receipt or distribution dividends	USD0.02 or less per ADS

Sale or exercise of rights	USD5.00 for each 100 ADSs (or portion thereof)

Withdrawal of underlying security (including the surrender of Receipts)	US5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Transfer, split or grouping of receipts	USD1.50 per ADS

General depositary services, including any annually charged fee.	USD0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

Taxes and other governmental charges	As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable

Item 12D.	4. Fees paid to KONAMI CORPORATION by the Depositary

JPMorgan Chase Bank N.A., as Depositary, has agreed to reimburse KONAMI CORPORATION for expenses incurred in relation to the maintenance of KONAMI CORPORATION’s ADR program, up to a total of US$110,000 for the annual expenses associated with Investor Relations and NYSE annual fees, including investor relations expenses and stock exchange application and listing fees. Furthermore, from April 1, 2009 to March 31, 2010, the Depositary has waived a total of $40,000 in fees associated with the administration of the ADR program and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2010, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934). Based on that evaluation, these officers concluded that, as of March 31, 2010, the disclosure controls and procedures were effective.

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

The management of KONAMI assessed the effectiveness of internal control over financial reporting as of March 31, 2010. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2010, our internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on our internal control over financial reporting. This report appears beginning of our consolidated financial statements in this annual report.

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

We have adopted a code of ethics, the “Konami Group Code of Business Conduct and Ethics” which applies to all of our personnel, including our chief executive officer, chief financial officer, corporate auditors, corporate officers, and employees, whether working for KONAMI CORPORATION or another company in the Konami Group. The text of the Konami Group Code of Business Conduct and Ethics is attached as exhibit 11.1 to this annual report.

Item 16C.	Principal Accountant Fees and Services.

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA LLC to perform an annual audit of our financial statements in the years ended March 31, 2009 and 2010. The following table presents information concerning fees paid to KPMG AZSA LLC and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2009	2010
Audit fees (1)	¥526	¥493
Tax fees (2)	253	235
All other fees (3)	24	12

Total	¥803	¥740

(1)	These are fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	These are fees for professional tax services performed including tax compliance, tax advice and tax planning.
(3)	These are fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our Corporate Auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for KONAMI CORPORATION or its subsidiaries without the prior approval of our Corporate Auditors.

All of the services provided by KPMG in the year ended March 31, 2010 were approved by our Corporate Auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2009	60	1,540.00	—	—
May 1 to May 31, 2009	292	1,552.54	—	—
June 1 to June 30, 2009	131	1,808.62	—	—
July 1 to July 31, 2009	204	1,764.40	—	—
August 1 to August 31, 2009	116	1,810.36	—	—
September 1 to September 30, 2009	73	1,767.00	—	—
October 1 to October 31, 2009	67	1,770.82	—	—
November 1 to November 30, 2009	98	1,584.94	—	—
December 1 to December 31, 2009	220	1,544.16	—	—
January 1, to January 31, 2010	208	1,697.96	—	—
February 1, to February 28, 2010	92	1,510.46	—	—
March 1 to March 31, 2010	123	1,730.61	—	—

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

Companies listed on the New York Stock Exchange (hereinafter called the NYSE) must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as KONAMI CORPORATION, are permitted to follow home country practice in lieu of certain provisions of Section 303A

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by KONAMI.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by the Company
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

Under Japan’s Corporate Law and relevant regulations (collectively, the “Corporate Law”), large listed companies may elect to structure their corporate governance system to be either that of a company with a Board of Statutory Auditors and an independent auditing firm (kaikei-kansanin), or that of a company with specified committees. The Company is currently a company with a Board of Statutory Auditors and an independent auditing firm (i.e. the “system of “Board of Statutory Auditors”” of corporate governance). For large listed companies under the system of “Board of Statutory Auditors”, including the Company, the Corporate Law has no independence requirement with respect to directors. The tasks of overseeing management and auditing the Company’s financial statements are assigned to the corporate auditors, who are separate from the company’s management.

Companies under the system of “Board of Statutory Auditor”, including the Company, are required to have at least three corporate auditors and the majority have to be “outside” corporate auditors must meet independence requirements under the Corporate Law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting consultant (kaikei sanyo), executive officer (shikkoyaku), manager or any other employee of the company or any of its subsidiaries in previous years prior to the appointment.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Total amounts of compensation including remuneration, bonuses and other financial benefits, for the Company’s directors and corporate auditors are proposed to, and voted on at, a meeting of shareholders. Once the proposals for such total amounts of compensation are approved at the meeting of shareholders, each of the board of directors and Board of Statutory Auditors allocate the respective total amounts among their respective members.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to the Corporate Law, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the plan by a “special resolution” of a general meeting of shareholders, where the quorum is at least one-third of the total number of voting rights which are entitled to vote at such a general meeting of shareholders and the approval of at least two-thirds of the voting rights represented at the meeting is required.

PART III

Item 17.	Financial Statements.

In lieu of responding to this item, we have responded to Item 18 of this annual report.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)****

1.2	— Share Handling Regulations of the registrant (English translation)****

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics**

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.
****	Incorporated by reference to the Annual Report on Form 20-F filed on August 3, 2009

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As further discussed in Note 1 to the consolidated financial statements, effective April 1 2009, the Company adopted retrospectively the presentation and disclosure provisions of FASB Accounting Standard Codification Topic 810, “Consolidation”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 6, 2010 expressed an unqualified opinion on the effectiveness of KONAMI CORPORATION’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2010 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

August 6, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, KONAMI CORPORATION maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated August 6, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

August 6, 2010

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2009 and 2010

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥53,568	¥50,740	$545,357
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥470 million and ¥680 million ($7,309 thousand) at March 31, 2009 and 2010, respectively	30,624	30,164	324,204
Inventories	23,512	23,497	252,547
Deferred income taxes, net	19,203	20,669	222,152
Prepaid expenses and other current assets	9,768	9,492	102,021

Total current assets	136,675	134,562	1,446,281
PROPERTY AND EQUIPMENT, net	60,552	62,434	671,045

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	560	226	2,429
Investment in affiliate	2,119	2,146	23,065
Identifiable intangible assets	35,883	35,246	378,826
Goodwill	21,925	21,899	235,372
Lease deposits	27,959	27,685	297,560
Deferred income taxes, net	3,641	3,531	37,952
Other assets	12,356	10,469	112,522

Total investments and other assets	104,443	101,202	1,087,726

TOTAL ASSETS	¥301,670	¥298,198	$3,205,052

LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥3,627	¥2,433	$26,150
Trade notes and accounts payable	17,430	16,138	173,452
Accrued income taxes	6,683	3,962	42,584
Accrued expenses	17,738	18,568	199,570
Deferred revenue	7,586	6,246	67,132
Other current liabilities	9,322	6,118	65,757

Total current liabilities	62,386	53,465	574,645

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	37,739	39,885	428,687
Accrued pension and severance costs	2,941	2,861	30,750
Deferred income taxes, net	6,564	4,162	44,733
Other long-term liabilities	8,501	8,594	92,369

Total long-term liabilities	55,745	55,502	596,539

TOTAL LIABILITIES	118,131	108,967	1,171,184

COMMITMENTS AND CONTINGENCIES (Notes 10 and 22)

EQUITY:
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2009 and 2010: outstanding 133,461,502 shares and 133,460,664 shares at March 31, 2009 and 2010, respectively	47,399	47,399	509,448
Additional paid-in capital	77,090	77,089	828,558
Legal reserve	284	284	3,052
Retained earnings	76,947	83,055	892,680
Accumulated other comprehensive income (loss)	98	(175)	(1,881)
Treasury stock, at cost- 10,038,498 shares and 10,039,336 shares at March 31, 2009 and March 31, 2010, respectively	(23,186)	(23,187)	(249,215)

Total KONAMI CORPORATION stockholders’ equity	178,632	184,465	1,982,642

Noncontrolling interest	4,907	4,766	51,226

TOTAL EQUITY	183,539	189,231	2,033,868

TOTAL LIABILITIES AND EQUITY	¥301,670	¥298,198	$3,205,052

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2008, 2009 and 2010

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
NET REVENUES:
Product sales revenue	¥218,306	¥227,821	¥185,514	$1,993,917
Service revenue	79,096	81,950	76,630	823,624

Total net revenues	297,402	309,771	262,144	2,817,541

COSTS AND EXPENSES:
Costs of products sold	131,890	133,670	109,910	1,181,320
Costs of services rendered	73,298	78,966	75,824	814,961
Selling, general and administrative	58,375	58,653	55,407	595,518
Restructuring and impairment charges	—	11,121	2,339	25,140

Total costs and expenses	263,563	282,410	243,480	2,616,939

Operating income	33,839	27,361	18,664	200,602

OTHER INCOME (EXPENSES):
Interest income	894	459	165	1,773
Interest expense	(1,105)	(1,468)	(1,574)	(16,917)
Foreign currency exchange gain (loss), net	(704)	(1,641)	67	720
Other, net	(90)	8	(200)	(2,150)

Other expenses, net	(1,005)	(2,642)	(1,542)	(16,574)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	32,834	24,719	17,122	184,028

INCOME TAXES:
Current	16,305	15,526	7,177	77,139
Deferred	(3,225)	(4,811)	(3,577)	(38,446)

Total	13,080	10,715	3,600	38,693

EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	180	(2,490)	56	602

NET INCOME	19,934	11,514	13,578	145,937
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	1,589	640	264	2,837

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥18,345	¥10,874	¥13,314	$143,100

PER SHARE DATA:	Yen			U.S. Dollars
	2008	2009	2010	2010
Basic net income attributable to KONAMI CORPORATION stockholders per share	¥133.63	¥79.30	¥99.76	$1.07

Diluted net income attributable to KONAMI CORPORATION stockholders per share	¥133.57	¥79.30	¥99.76	$1.07

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2008, 2009 and 2010

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662	¥2,697	¥177,359
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥54.0 per share				(7,413)			(7,413)		(7,413)
Cash dividends attributable to noncontrolling interest								(2)	(2)
Purchase of treasury stock						(31)	(31)		(31)
Reissuance of treasury stock		(47)				213	166		166
Retirement of treasury stock		(156)				156	—		—
Others		68					68	58	126
Comprehensive income:
Net income				18,345			18,345	1,589	19,934
Foreign currency translation adjustments					(2,907)		(2,907)	(18)	(2,925)
Net unrealized losses on available-for-sale securities					(25)		(25)		(25)
Pension liability adjustment					(106)		(106)		(106)

Comprehensive income							15,307	1,571	16,878

Balance at March 31, 2008	¥47,399	¥77,078	¥284	¥73,492	¥2,579	¥(18,073)	¥182,759	¥4,324	¥187,083
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥54.0 per share				(7,419)			(7,419)		(7,419)
Cash dividends attributable to noncontrolling interest								(2)	(2)
Purchase of treasury stock						(5,576)	(5,576)		(5,576)
Reissuance of treasury stock		(0)				463	463		463
Others		12					12	(55)	(43)
Comprehensive income:
Net income				10,874			10,874	640	11,514
Foreign currency translation adjustments					(2,078)		(2,078)		(2,078)
Net unrealized losses on available-for-sale securities					(59)		(59)		(59)
Pension liability adjustment					(344)		(344)		(344)

Comprehensive income							8,393	640	9,033

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2008, 2009 and 2010—(Continued)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2009	¥47,399	¥77,090	¥284	¥76,947	¥98	¥(23,186)	¥178,632	¥4,907	¥183,539
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥54.0 per share				(7,206)			(7,206)		(7,206)
Cash dividends attributable to noncontrolling interest								(381)	(381)
Purchase of treasury stock						(3)	(3)		(3)
Reissuance of treasury stock		(1)				2	1		1
Comprehensive income:
Net income				13,314			13,314	264	13,578
Foreign currency translation adjustments					(207)		(207)	(4)	(211)
Net unrealized losses on available-for-sale securities					(8)		(8)		(8)
Pension liability adjustment					(58)		(58)	(20)	(78)

Comprehensive income							13,041	240	13,281

Balance at March 31, 2010	¥47,399	¥77,089	¥284	¥83,055	¥(175)	¥(23,187)	¥184,465	¥4,766	¥189,231

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2008, 2009 and 2010—(Continued)

	Thousands of U.S. Dollars
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2009	$509,448	$828,568	$3,052	$827,031	$1,053	$(249,205)	$1,919,947	$52,741	$1,972,688
Cash dividends attributable to KONAMI CORPORATION stockholders, $0.58 per share				(77,451)			(77,451)		(77,451)
Cash dividends attributable to noncontrolling interest								(4,095)	(4,095)
Purchase of treasury stock						(32)	(32)		(32)
Reissuance of treasury stock		(10)				22	12		12
Comprehensive income:
Net income				143,100			143,100	2,838	145,938
Foreign currency translation adjustments					(2,225)		(2,225)	(43)	(2,268)
Net unrealized losses on available-for-sale securities					(86)		(86)		(86)
Pension liability adjustment					(623)		(623)	(215)	(838)

Comprehensive income							140,166	2,580	142,746

Balance at March 31, 2010	$509,448	$828,558	$3,052	$892,680	$(1,881)	$(249,215)	$1,982,642	$51,226	$2,033,868

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2008, 2009 and 2010

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Cash flows from operating activities:
Net income	¥19,934	¥11,514	¥13,578	$145,937
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	12,069	13,731	12,899	138,639
Provision for doubtful receivables	(248)	209	259	2,784
Restructuring and impairment charges	—	11,121	2,339	25,140
Loss (gain) on sale or disposal of property and equipment, net	382	(337)	822	8,835
Equity in net loss (income) of affiliated company	(180)	2,490	(56)	(602)
Deferred income taxes	(3,225)	(4,811)	(3,577)	(38,446)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(7,483)	175	(261)	(2,805)
Increase in inventories	(2,117)	(1,424)	(2,455)	(26,386)
Decrease (increase) in other receivables	902	1,111	(406)	(4,364)
Decrease (increase) in prepaid expense	747	(918)	(24)	(258)
Decrease in trade notes and accounts payable	(623)	(556)	(949)	(10,200)
Increase (decrease) in accrued income taxes, net of tax refunds	6,845	(2,157)	(2,526)	(27,150)
Increase (decrease) in accrued expenses	827	(1,266)	(262)	(2,816)
Increase (decrease) in deferred revenue	2,192	(234)	(1,294)	(13,908)
Decrease in advance received	(427)	(796)	(478)	(5,138)
Decrease in deposits	(850)	(93)	(396)	(4,256)
Other, net	2,043	2,372	(2,916)	(31,341)

Net cash provided by operating activities	30,788	30,131	14,297	153,665
Cash flows from investing activities:
Capital expenditures, including interest capitalized	(11,995)	(8,531)	(6,318)	(67,906)
Proceeds from sales of property and equipment	8	1,355	10	107
Acquisition of new subsidiaries, net of cash acquired	(367)	—	—	—
Decrease (increase) in lease deposits, net	(2,627)	1,616	(374)	(4,020)
Other, net	(378)	(155)	233	2,504

Net cash used in investing activities	(15,359)	(5,715)	(6,449)	(69,315)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	(1,869)	—	—	—
Repayments of long-term debt	(2,969)	(592)	(592)	(6,363)
Proceeds from issuance of bonds	15,000	—	—	—
Redemption of bonds	(20,000)	(5,000)	—	—
Principal payments under capital lease obligations	(2,596)	(2,886)	(2,581)	(27,741)
Dividends paid	(7,419)	(7,414)	(7,569)	(81,352)
Purchases of treasury stock	(31)	(5,576)	(3)	(32)
Other, net	66	464	1	11

Net cash used in financing activities	(19,818)	(21,004)	(10,744)	(115,477)
Effect of exchange rate changes on cash and cash equivalents	(814)	(1,974)	68	734
Net increase (decrease) in cash and cash equivalents	(5,203)	1,438	(2,828)	(30,393)
Cash and cash equivalents, beginning of year	57,333	52,130	53,568	575,750

Cash and cash equivalents, end of year	¥52,130	¥53,568	¥50,740	$545,357

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010

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

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2010 of ¥93.04 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

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

(c) Marketable Securities

KONAMI classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which KONAMI has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2009 and 2010, all equity securities held by KONAMI are classified as available-for-sale.

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

Years ended March 31, 2008, 2009 and 2010—(Continued)

(d) Investment in Affiliate

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

The difference between the initial cost of an investment and the estimated fair value of underlying equity in net assets of an equity method investee (“investor level goodwill”) is not amortized but continues to be reviewed for impairment. When an other-than-temporary decline in value of an equity-method investment occurs, an impairment loss is recognized in earnings. On a continuous basis, but no less frequently than at the end of each quarter period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Any impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the fair value of an investment below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the investment is established. The impairment is first applied to reduce the amount of any investor level goodwill, and then to the remaining basis in the investment.

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

Years ended March 31, 2008, 2009 and 2010—(Continued)

(g) Software for Internal Use

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

(h) Business Combination

KONAMI has used the acquisition method of accounting for its acquisitions and, accordingly, has recorded assets including identifiable intangible assets, liabilities and noncontrolling interests of the acquired companies based on each of the estimated fair value at the acquisition date. Additionally, goodwill and certain identifiable intangible assets are not included in amortized intangible assets, and tested for impairment based on fair value.

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

KONAMI performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. KONAMI has determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill. To the extent a reporting unit’s carrying amount exceeds its fair value; the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recorded.

For the purpose of evaluating the recoverability of the carrying value of goodwill, KONAMI engages an independent appraiser to assist management in its determination of the fair values of its reporting units. In its computation of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price, market capitalization and asset and liability structure of the reporting units. Significant assumptions used in this analysis includes 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, KONAMI primarily utilizes a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Intangible assets determined to have an indefinite useful life are also tested for impairment annually or more frequently if there is an indication of potential impairment. KONAMI also reassesses indefinite useful life determinations periodically for each asset. Meanwhile, intangible assets with finite useful lives are amortized over their estimated useful lives on a straight line basis. KONAMI assesses the recoverability of these intangible assets in a manner similar to KONAMI’s other long-lived assets as described below.

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

KONAMI reports all derivative instruments on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income (loss) until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the current period. To date, KONAMI has not designated any derivative instrument as a hedge.

(l) Income Taxes

KONAMI accounts for income taxes based on income before income tax on its consolidated statement of income. Deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards using enacted tax rates in effect for the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

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

For those sources that do not involve delivery of multiple software or other deliverables, KONAMI recognizes its revenue under the basic criteria outlined below to be met:

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

Years ended March 31, 2008, 2009 and 2010—(Continued)

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

For those sources that involve multiple software deliverables, KONAMI evaluates revenue recognition based on the following items;

(1)	if and when each element has been delivered

(2)	whether undelivered elements are essential to the functionality of the delivered elements

(3)	whether vender-specific objective evidence of fair value (VSOE) exists for undelivered elements

(4)	allocation of the total price among the various elements

KONAMI recognizes revenues from package software with online functionality for certain platforms in Digital Entertainment Segment which is hosted on its internal servers as multiple software deliverables. As VSOE of fair value for the online services could not be established for most of titles, revenue from the package products has not been allocated among the package game products and online service for those titles, and the entire revenue from the sale of the package products has been recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months. For those titles which the Company has established VSOE, the package game products and online services are recognized as separate units of accounting.

Revenues from casino management systems that are a part of Gaming & System Segment are also recognized as multiple software deliverables, because the software is essential to the functionality of the hardware. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of fair value established by renewal rates.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

For those sources that involve multiple deliverables except for software deliverables, KONAMI applies the recognition criteria. Specifically, deliverables are divided into separate units of accounting if:

(1)	Each item has value to the customer on a stand-alone basis,

(2)	objective and reliable evidence of the fair value of the undelivered items exists, and

(3)	delivery of any undelivered item is considered probable and substantially in KONAMI’s control.

Separate units of accounting are recognized in earnings as they are delivered or ratably over the service period, as applicable.

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥3,111 million, ¥2,677 million and ¥2,964 million ($31,857 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively, in the accompanying consolidated statements of income.

KONAMI capitalizes certain software development costs incurred after technological feasibility is established or for development costs that have alternative future uses. Under KONAMI’s current practice of developing new game software products, technological feasibility is not established until substantially all development activities are complete, which generally include the development of a working template and the related tools. For game products where a proven game engine technology exists and other criteria supporting the technological feasibility of the game title in development have been met, which include coding and testing of unique or unproven functions and features, KONAMI capitalizes these costs and begins to expense them upon release of the product through cost of revenues or writes them off when they are deemed unrecoverable.

(o) Royalties and License Fees

KONAMI pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to costs of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥588 million and ¥1,190 million ($12,790 thousand) at March 31, 2009 and 2010, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and handling expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and handling expenses amounted to ¥2,519 million, ¥2,707 million and ¥2,185 million ($23,485 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥11,408 million, ¥12,596 million and ¥9,880 million ($106,191 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively.

(r) Stock-based Compensation

KONAMI accounts for its stock-based compensation plan to directors and employees using the fair value based method. KONAMI recognizes the post-vesting share-based compensation awards, according to the period in which employees are required to provide service, beginning from the adoption date.

(s) Comprehensive Income (loss)

KONAMI classified other comprehensive income (loss) in a financial statement and display of other comprehensive income (loss) separately from retained earnings and additional paid-in capital. Other comprehensive income (loss) primarily includes foreign currency translation adjustments, unrealized gains (losses) from marketable securities considered available-for-sale and pension liability adjustments as well as the income tax effects thereof.

(t) Foreign Currencies Transactions and Translations

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are re-measured based on exchange rates prevailing at each balance sheet date with the resulting gain or loss charged to earnings.

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

(u) Consumption Taxes

Revenue is recorded net of applicable consumption taxes.

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

(w) Net Income Per Share

Basic net income attributable to KONAMI CORPORATION stockholders per common share excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) attributable to

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

KONAMI CORPORATION stockholders by the weighted-average number of common shares outstanding. Diluted net income attributable to KONAMI CORPORATION stockholders per common share reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income attributable to KONAMI CORPORATION stockholders per common share is calculated by dividing net income attributable to KONAMI CORPORATION stockholders by the sum of the weighted-average number of common shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

The components of basic and diluted net income attributable to KONAMI CORPORATION stockholders per common share are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Net income available for KONAMI CORPORATION stockholders	¥18,345	¥10,874	¥13,314	$143,100

	Shares
Weighted-average common shares outstanding	137,290,259	137,124,130	133,461,138
Dilutive effect of employee stock options	54,450	—	—

Common stock and common stock equivalents	137,344,709	137,124,130	133,461,138

	Yen			U.S. Dollars
Net income attributable to KONAMI CORPORATION stockholders per common share:
Basic	¥133.63	¥79.30	¥99.76	$1.07

Diluted	¥133.57	¥79.30	¥99.76	$1.07

For the years ended March 31, 2008, 2009 and 2010, nil, 741,968 and nil shares attributable to outstanding stock options were excluded from the calculation of diluted earnings attributable to KONAMI CORPORATION per share because the exercise prices of the stock options were greater than to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

(x) New Accounting Pronouncements Adopted

Effective April 1, 2009, KONAMI adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 141 Revised, Business Combinations, included in FASB Accounting Standards Codification (“ASC”) Topic 805. This ASC establishes principles and requirements of how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. This ASC requires disclosures to enable evaluation of the nature and financial effects of the business combination. KONAMI did not have any business combinations during the fiscal year ended March 31, 2010.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Effective April 1, 2009, KONAMI adopted the provisions FASB Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, included in ASC Topic 810. This ASC establishes new accounting and reporting standards for noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. This ASC establishes new accounting and reporting for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. This ASC requires disclosure that clearly indentifies and distinguishes the interests of the parent and the interest of the noncontrolling owners. This ASC is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which must be applied retrospectively for all periods presented, and was adopted by KONAMI in the first quarter beginning April 1, 2009 . Upon adoption of this ASC, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Also, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts have been classified to conform with this ASC.

In December 2008, the FASB issued ASC 715-20-65 “Employers’ Disclosures about Postretirement Benefit Plan Assets”. ASC 715-20-65 requires additional disclosures about plan assets including investment policies, fair value of each major category of plan assets, development of fair value measurements and concentrations of risk. ASC 715-20-65 is effective for fiscal years ending after December 15, 2009 and adopted by KONAMI in the year ending March 31, 2010. See Note14.

On January 1, 2008, KONAMI adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements for financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. See Notes 18 and 19.

On January 1, 2009, KONAMI adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. See Notes 3, 6, 7, 8 and 19.

KONAMI also adopted ASC 740-10 “Accounting for Uncertainty in Income Taxes on April 1, 2007, which clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 requires that the tax effects of a position be recognized only when it is more likely than not to be sustained upon examination. KONAMI classifies penalties and interest related to unrecognized tax benefits, if any, in provision for income taxes. The initial adoption of ASC 740-10 on April 1, 2007 did not have a material impact on KONAMI’s consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

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

The following table reflects the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed:

Millions of Yen
Current assets	¥684
Property and equipment	7,418
Identifiable intangible assets	299
Other assets	1,448

Total assets acquired	9,849

Current liabilities	2,784
Long-term liabilities	6,499

Total liabilities assumed	9,283

Other	57

Net assets acquired	¥509

The impact to revenue, net income and net income per share for the years ended March 31, 2008 as if the above transaction to acquire a newly consolidated subsidiary were completed as of the beginning of the fiscal year, is not material.

3.    Investment in Affiliate

The carrying amounts of investment in affiliate as of March 31, 2009 and 2010 were ¥2,119 million and ¥2,146 million ($23,065 thousand), respectively.

At March 31, 2008, 2009 and 2010, KONAMI held an investment in affiliate as follows:

	Description of business	Acquisition Date	Ownership %
			2008	2009	2010
Resort Solution Co., Ltd. (“Resort Solution”)	Management of resort facilities	March 2006	20.0%	20.4%	20.4%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Resort Solution purchased and retired 1,000 thousand shares of treasury stock for the year ended March 31, 2009.

Summarized financial information for the affiliated company accounted for by the equity method is presented below:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Financial Position:
Property and equipment, net	¥14,948	¥17,534	$188,456
Other assets, net	16,454	12,621	135,659

Total assets	31,402	30,155	$324,115

Debt	4,462	5,570	59,866
Other liabilities	18,691	16,082	172,850
Noncontrolling interest	20	29	314
Stockholders’ equity	8,229	8,474	91,085

Total liabilities and equity	¥31,402	¥30,155	$324,115

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Operations:
Sales	¥27,068	¥25,281	¥22,807	$245,139
Cost of revenues	13,014	13,170	10,988	118,105
Selling, general and administrative expenses	11,625	11,169	11,114	119,454

Operating income (loss)	2,429	942	705	7,580
Interest income (expense), net	(37)	(83)	(116)	(1,243)
Other, net	(1,085)	(301)	(65)	(700)

Net income (loss)	¥1,307	¥558	¥524	$5,637

The difference between the amount at which an investment is carried and the amount of underlying equity in net assets represents mainly intangible assets recognized at the Company.

During the year ended March 31, 2009, the Company evaluated the recoverability of its investment in affiliate and determined that the decline in value of the investment in Resort Solution was other than temporary. Accordingly, the Company recorded a ¥4,347 million of pre-tax impairment charge. The impairment charge was included in equity in net income (loss) of affiliated company in the consolidated statement of income.

The Company’s shares of undistributed earnings of the affiliate included in the consolidated retained earnings were earnings of nil as of March 31, 2009 and 2010.

The investment in Resort Solution with a carrying amount of ¥2,119 million and ¥2,146 million ($23,065 thousand) as of March 31, 2009 and 2010, respectively, was traded on established markets and was quoted at a market value of ¥2,119 million and ¥1,937 million ($20,819 thousand) as of March 31, 2009 and 2010, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

4.    Inventories

Inventories at March 31, 2009 and 2010 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Finished products	¥11,641	¥8,402	$90,305
Work in process	8,300	11,766	126,462
Raw materials and supplies	3,571	3,329	35,780

Total	¥23,512	¥23,497	$252,547

5.    Investment in Marketable Securities

Investment in marketable securities at March 31, 2009 and 2010 consisted of the following:

					Millions of Yen
					March 31, 2009
					Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities					¥544	¥17	¥(1)	¥560

Total					¥544	¥17	¥(1)	¥560

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2010				March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥224	¥2	¥—	¥226	$2,408	$21	$—	$2,429

Total	¥224	¥2	¥—	¥226	$2,408	$21	$—	$2,429

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

6.    Property and Equipment

Property and equipment at March 31, 2009 and 2010 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Property and equipment, at cost:
Land	¥11,331	¥11,212	$120,507
Buildings and structures	61,503	69,147	743,196
Tools, furniture and fixtures	26,738	27,461	295,153
Construction in progress	12	446	4,794

Total	99,584	108,266	1,163,650
Less-Accumulated depreciation and amortization	(39,032)	(45,832)	(492,605)

Net property and equipment	¥60,552	¥62,434	$671,045

See Note 11 for assets under capital leases that are included in the above.

Depreciation and amortization expense for the years ended March 31, 2008, 2009 and 2010 amounted to ¥7,468 million, ¥9,075 million and ¥8,284 million ($89,037 thousand), respectively.

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

During the fiscal year ended March 31, 2009, KONAMI identified a change in circumstances that indicated the carrying value of long-lived assets might not be recoverable and projected a decline in net cash flows for Health & Fitness segment, primarily reflecting a decrease in the number of club members affected by the negative industry and economic trends. As a result, KONAMI tested the recoverability of underperforming clubs and recorded a pre-tax impairment charge of ¥7,881 million for long-lived assets, which was included in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2009. The recoverability test included reviewing the actual and projected cash flows of these underperforming clubs. KONAMI also considered operations of all clubs within each market served by multiple clubs and determined to cease operation of certain of these clubs that overlap in a particular marked, and recognized the closure related impairment charges which were included in the amount discussed above.

During the fiscal year ended March 31, 2010, KONAMI recorded a pre-tax impairment charge of ¥480 million ($5,159 thousand) for long-lived assets related to closure of facilities, which was included in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2010.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

7.    Goodwill and Identifiable Intangible Assets

During the year ended March 31, 2008, KONAMI evaluated the recoverability of goodwill and indefinite lived intangible assets and concluded that there was no impairment in the carrying value of such assets for any of its reporting units.

However, in the fourth quarter of the fiscal year ended March 31, 2009, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Consequently, an aggregate non-cash impairment charge of ¥1,857 million was recorded in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2009. This impairment charge was attributed to determination that the reporting unit would fail to meet previous growth expectations of future results. As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2009.

In the fourth quarter of the fiscal year ended March 31, 2010, KONAMI determined that the fair value of indefinite lived intangible assets related to credit card contracts in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥ 451 million ($4,847 thousand) was recorded in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2010. The impairment charge was attributed to determination that the assets would fail to generate substantially expected future cash flows resulting from reviewing certain business as part of the restructuring processes for the reporting unit. As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2010.

The changes in the carrying amounts of goodwill by operating segment for the years ended March 31, 2009 and 2010 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2008	¥15,242	¥6,568	¥125	¥21,935
Foreign currency translation adjustment	(10)	—	—	(10)
Balance at March 31, 2009	¥15,232	¥6,568	¥125	¥21,925
Foreign currency translation adjustment	(26)	—	—	(26)

Balance at March 31, 2010	¥15,206	¥6,568	¥125	¥21,899

	Thousands of U.S. Dollars
	Digital Entertainment	Health & Fitness	Gaming & System	Total
Balance at March 31, 2009	$163,714	$70,593	$1,344	$235,651
Foreign currency translation adjustment	(279)	—	—	(279)

Balance at March 31, 2010	$163,435	$70,593	$1,344	$235,372

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Identifiable intangible assets at March 31, 2009 and 2010 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Identifiable intangible assets subject to amortization:
Existing technology	¥513	¥—	$—
Franchise and other contracts	2,202	1,582	17,003
Membership lists	418	418	4,493
Less-Accumulated amortization	(1,044)	(614)	(6,599)

Net amortized identifiable intangible assets	2,089	1,386	14,897

Identifiable intangible assets with an indefinite life:
Trademarks	33,553	33,553	360,630
Gaming licenses	241	307	3,299

Total unamortized identifiable intangible assets	33,794	33,860	363,929

Total identifiable intangible assets	¥35,883	¥35,246	$378,826

Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors including, but not limited to, the expected use of the asset by the Company, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors.

Intangible assets related to existing technology, membership lists and franchise and other contracts have been amortized over their estimated useful lives of 7 to 15 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2008, 2009 and 2010 was ¥709 million, ¥361 million and ¥251 million ($2,698 thousand), respectively.

The estimated amortization expense for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2011	¥174	$1,870
2012	174	1,870
2013	174	1,870
2014	174	1,870
2015	161	1,730

8.    Restructuring and impairment charges

For the purpose of aiming to future growth under the changing business environment surrounding the Health & Fitness segment, KONAMI recorded restructuring and impairment charges which primarily consisted of impairment charges for long-lived assets and identifiable intangible assets, closure costs related to the consolidation of overlapping and duplicated facilities at underperforming facilities. KONAMI plans to finalize the closure of the facilities in the year ending March 31, 2011.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The following table summarizes the restructuring and impairment charges recognized in the accompanying consolidated statement of income for the year ended March 31, 2009 and 2010:

	Millions of Yen		Thousands of U.S. dollars
	2009	2010	2010
Impairment charges of long-lived assets	¥7,881	¥480	$5,159
Impairment charge of identifiable intangible assets	1,857	451	4,848
Expenses related to closure of facilities	1,383	1,408	15,133

Total	¥11,121	¥2,339	$25,140

Impairment charges for long-lived assets and intangible assets for the year ended March 31, 2009 and 2010 are more fully discussed in Note 6 and 7, respectively.

The following table presents the activities for liabilities with contract terminations related to closure of facilities for the year ended March 31, 2010:

	Millions of Yen	Thousands of U.S. dollars
	2010	2010
Beginning balance	¥26	$280
Additional costs incurred	389	4,181
Cash disbursements	(378)	(4,063)

Ending balance	¥37	$398

At March 31, 2009, KONAMI recognized ¥26 million of accrued contract termination cost and no further change was recorded for the year ended March 31, 2009.

The aggregate estimated amounts for contract termination costs related to closure of facilities is ¥481 million ($5,170 thousand), including ¥66 million ($709 thousand) which will be incurred for the year ending March 31, 2011.

9.    Other Assets

Other assets at March 31, 2009 and 2010 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Capitalized computer software, net	¥6,816	¥5,081	$54,611
Investments in non-marketable securities	547	544	5,847
Other	4,993	4,844	52,064

Total other assets	¥12,356	¥10,469	$112,522

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

KONAMI acquired computer software for internal use of ¥2,100 million and ¥1,871 million ($20,110 thousand) in fiscal years 2009 and 2010, respectively.

Capitalized computer software at March 31, 2009 and 2010 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Capitalized computer software, at cost	¥21,746	¥21,071	$226,472
Less—Accumulated amortization	(14,930)	(15,990)	(171,861)

Capitalized computer software, net	¥6,816	¥5,081	$54,611

Amortization expense of computer software for the years ended March 31, 2008, 2009 and 2010 amounted to ¥3,799 million, ¥3,731 million and ¥4,075 million ($43,798 thousand), respectively.

Estimated amortization expense of computer software for the following years is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2011	¥2,661	$28,601
2012	1,194	12,833
2013	761	8,179
2014	354	3,805
2015	111	1,193

Amortization expense of other intangible assets for the years ended March 31, 2008, 2009 and 2010 amounted to ¥93 million, ¥565 million and ¥288 million ($3,095 thousand), respectively.

10.    Short-term Borrowings and Long-term Debt

A summary of long-term debt at March 31, 2009 and 2010 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Unsecured 1.51% per annum bonds due in September 2011	¥5,000	¥5,000	$53,740
Unsecured 1.61% per annum bonds due in September 2012	5,000	5,000	53,740
Unsecured 1.73% per annum bonds due in September 2013	5,000	5,000	53,740
Unsecured loans from banks due serially to 2011 with interest rates ranging from 0.87% to 1.03% per annum at March 31, 2009 and 2010	796	204	2,194

Total long-term debt	15,796	15,204	163,414
Less: current portion	(592)	(204)	(2,193)

Long-term debt, non-current portion	¥15,204	¥15,000	$161,221

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total on September 5, 2007. Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2009 and 2010. Additionally, the interest rates as of March 31, 2009 and 2010 ranged from 0.87% to 1.03%, respectively, due by 2011. At March 31, 2009 and 2010, KONAMI did not have any assets that were pledged as collateral for any of the debt obligations.

The Company has committed lines of credit available for immediate borrowings amounting to ¥20,000 million ($214,961 thousand) with certain financial institutions on November 7, 2006. KONAMI did not have any balance for the agreements as of March 31, 2009 and 2010. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2009 and 2010 amounted both to ¥15 million ($161 thousand).

The aggregate annual maturities of long-term debt outstanding at March 31, 2010 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year ending March 31,
2011	¥204	$2,193
2012	5,000	53,740
2013	5,000	53,740
2014	5,000	53,740

11.    Leases

KONAMI is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

At March 31, 2009 and 2010, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Building and structures	¥17,973	¥21,918	$235,576
Tools, furniture and fixtures	6,588	5,159	55,449
Accumulated amortization	(6,317)	(7,569)	(81,352)

Net leased property	¥18,244	¥19,508	$209,673

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2010 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Capital Leases	Operating Leases	Capital Leases	Operating Leases
Year ending March 31,
2011	¥3,512	¥8,956	$37,747	$96,260
2012	2,833	8,937	30,449	96,055
2013	2,622	8,888	28,182	95,529
2014	2,398	8,796	25,774	94,540
2015	2,371	8,763	25,484	94,185
Thereafter	23,620	52,859	253,869	568,132

Total minimum lease payments	¥37,356	¥97,199	401,505	$1,044,701

Less: amount representing interest (rates ranging from 1.250% to 9.362% per annum)	(10,242)		(110,082)

Present value of net minimum lease payments	27,114		291,423
Less: current portion	(2,229)		(23,957)

Non-current portion	¥24,885		$267,466

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

KONAMI occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2008, 2009 and 2010 totaled ¥19,452 million, ¥19,022 million and ¥18,763 million ($201,666 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of income.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The following table presents the activity for asset retirement obligations for the years ended March 31, 2009 and 2010:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Beginning balance	¥2,997	¥3,803	$40,875
Accretion expense	86	82	1,483
Liabilities settled	(23)	(1,006)	(10,813)
Additional liabilities incurred	49	138	881
Changes in estimates, including timing	694	367	3,945

Ending balance	¥3,803	¥3,384	$36,371

13.    Income Taxes

The Company and its domestic subsidiaries are subject to national corporate tax of 30% and corporate inhabitant tax plus enterprise tax of approximately 10.9%, after considering the non-deductible expense to the corporation tax, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2008, 2009 and 2010. Foreign subsidiaries are subject to income taxes of the countries in which they operate. The income before income taxes and equity in the earnings (loss) of an affiliated company, and income tax expense (benefit) for the years ended March 31, 2008, 2009 and 2010 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Income before income taxes and equity in the earnings (loss) of an affiliated company:
Japan	¥28,760	¥17,764	¥11,507	$123,678
Foreign	4,074	6,955	5,615	60,350

Total	¥32,834	¥24,719	¥17,122	$184,028

Income taxes—Current:
Japan	¥14,335	¥14,812	¥5,446	$58,534
Foreign	1,970	714	1,731	18,605

Total	¥16,305	¥15,526	¥7,177	$77,139

Income taxes—Deferred:
Japan	¥(2,421)	¥(5,380)	¥(404)	$(4,342)
Foreign	(804)	569	(3,173)	(34,104)

Total	¥(3,225)	¥(4,811)	¥(3,577)	$(38,446)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The significant components of total income taxes for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Income taxes on continuing operations before equity in net income (loss) of affiliated company and net income attributable to the noncontrolling interest	¥13,080	¥10,715	¥3,600	$38,693
Equity in net income (loss) of affiliated company	86	(1,757)	11	118
Income tax expense (benefit) reported in other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(17)	(40)	(6)	(64)
Pension liability adjustment	(72)	(238)	(40)	(430)

Total income taxes	¥13,077	¥8,680	¥3,565	$38,317

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates are as follows:

	2008	2009	2010
Statutory income tax rate	40.9%	40.9%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	0.6	1.5	2.7
Non-taxable income	(0.2)	(0.3)	(0.0)
Change in valuation allowance	(6.4)	(11.0)	(22.4)
Dividend of overseas subsidiaries	2.9	1.3	0.3
Unrecognized tax benefits	2.4	—	—
Adjustment of estimated income tax accruals	—	7.4	(0.4)
Other, net	(0.4)	3.5	(0.1)

Effective income tax rate	39.8%	43.3%	21.0%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2009 and 2010 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Deferred tax assets:
Accrued enterprise taxes	¥804	¥622	$6,685
Accrued expenses	4,245	2,987	32,104
Accrued pension and severance costs	1,474	1,400	15,047
Allowance for doubtful accounts	94	55	591
Inventories	15,019	15,804	169,862
Net operating loss carryforwards	4,017	5,865	63,038
Property and equipment basis differences	4,834	3,577	38,446
Asset retirement obligation	1,556	1,381	14,843
Deferred revenue	851	988	10,619
Investments in affiliate	1,549	1,522	16,359
Other	3,461	2,763	29,697

Gross deferred tax assets	37,904	36,964	397,291
Less valuation allowance	(5,727)	(1,279)	(13,747)

Total deferred tax assets	32,177	35,685	383,544
Deferred tax liabilities:
Intangible assets	(14,647)	(14,375)	(154,503)
Other	(1,263)	(1,425)	(15,316)

Gross deferred tax liabilities	(15,910)	(15,800)	(169,819)

Net deferred tax assets	¥16,267	¥19,885	$213,725

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that KONAMI will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2010.

The net change in the total valuation allowance for the years ended March 31, 2008, 2009 and 2010 were a decrease of ¥3,300 million, ¥2,715 million and ¥4,448 million ($47,807 thousand), respectively. The decrease of ¥4,448 for the year ended March 31, 2010 primarily resulted from the reversal of the valuation allowance against deferred tax assets of our U.S. subsidiaries in light of the strong performance in our Gaming and System segment.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Current assets:
Deferred income taxes, net	¥19,203	¥20,669	$222,152
Investments and other assets:
Deferred income taxes, net	3,641	3,531	37,952
Current liabilities:
Other current liabilities, net	(13)	(153)	(1,645)
Long-term liabilities:
Deferred income taxes, net	(6,564)	(4,162)	(44,733)

Net deferred tax assets	¥16,267	¥19,885	$213,726

At March 31, 2010, subsidiaries had operating loss carryforwards aggregating approximately ¥14,340 million ($154,127 thousand), which will expire as follows:

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2011	¥157	$1,687
2012	93	1,000
2013	477	5,127
2014	1,165	12,522
2015	824	8,856
2016	2,345	25,204
2017 and thereafter	9,279	99,731

Total	¥14,340	$154,127

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of yen	Millions of yen	Millions of yen	Thousands of U.S. Dollars
	2008	2009	2010	2010
Beginning balance	—	¥706	¥706	$7,588
Changes for the year	¥706	—	—	—

Ending balance	¥706	¥706	¥706	$7,588

The total amount of unrecognized tax benefits as of each year end, if recognized, that would reduce the effective income tax rate, is ¥706 million ($7,588 thousand).

Although KONAMI believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

decreases that may occur within the next twelve months cannot be made at this time. Based on the items of which KONAMI is aware of at March 31, 2010, any change to the unrecognized tax benefits that, if recognized, would affect the effective income tax rate is not expected to be material.

KONAMI recognizes interest and penalties related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued as of March 31, 2009 and 2010, and interest and penalties included in income taxes for the years ended March 31, 2009 and 2010 are not material.

KONAMI files its income tax returns in various tax jurisdictions. KONAMI is no longer subject to tax examinations by the respective local tax authorities for fiscal years prior to 1999 for Europe, fiscal years prior to 2005 for North America and Australia, and fiscal years prior to 2006 for Japan.

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

KONAMI recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the consolidated balance sheet and recorded the adjustments, after considering tax effect, as a component of accumulated other comprehensive income (loss). The adjustments made to accumulated other comprehensive income (loss) represent actuarial (gain) loss and unamortized prior service cost.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,300	¥3,524	$37,876
Service cost	204	210	2,257
Interest cost	25	25	269
Actuarial loss	90	228	2,451
Benefits paid	(95)	(85)	(914)

Benefit obligation, end of year	¥3,524	¥3,902	$41,939

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,044	¥1,922	$20,658
Actual return on plan assets	(280)	161	1,730
Employer contribution	207	207	2,225
Benefits paid	(49)	(53)	(570)

Fair value of plan assets, end of year	¥1,922	¥2,237	$24,043

Under funded status	¥(1,602)	¥(1,665)	$(17,896)

Amounts recognized in the consolidated balance sheets consist of:
Other assets	¥54	¥134	$1,440
Other current liabilities	(36)	(34)	(366)
Accrued pension and severance costs	(1,620)	(1,765)	(18,970)

Net amount recognized	¥(1,602)	¥(1,665)	$(17,896)

Recognized accumulated other comprehensive income (loss) at March 31, 2009 and 2010 is as follows;

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Actuarial net loss	(100)	(157)	(1,687)

	(100)	(157)	(1,687)

	Millions of Yen		Thousands of U.S. Dollars
	2009	2010	2010
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥2,703	¥3,101	$33,330
Accumulated benefit obligation	2,561	2,899	31,159
Fair value of plan assets	1,047	1,302	13,994

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The measurement date used to determine pension benefit obligations for all the pension plans was March 31. The accumulated benefit obligations for the defined benefit plans were ¥3,364 million and ¥3,699 million ($39,757 thousand) at March 31, 2009 and 2010 respectively.

Net periodic cost of the Company and its domestic subsidiaries’ plans for the years ended March 31, 2008, 2009 and 2010 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Service cost—benefits earned during the year	¥234	¥204	¥210	$2,257
Interest cost on projected benefit obligation	24	25	25	268
Expected return on plan assets	(46)	(41)	(38)	(408)
Recognized actuarial gain	(60)	(136)	(27)	(290)
Amortization of prior service cost	(13)	(39)	—	—

Net periodic cost	¥139	¥13	¥170	$1,827

Estimated amortization for actuarial loss for the year ending March 31, 2011 is as follows:

	Millions of yen	Thousands of U.S. Dollars
Actuarial net loss	25	268

Weighted-average assumptions used to determine projected benefit obligations at March 31, 2009 and 2010 were as follows:

	2009	2010
Weighted-average assumptions:
Discount rate	1.1%	0.9%
Assumed rate of increase in future compensation levels	1.9%	1.8%

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
Weighted-average assumptions:
Discount rate	1.3%	1.3%	1.1%
Assumed rate of increase in future compensation levels	2.0%	1.9%	1.9%
Expected long-term rate of return on plan assets	1.7%	2.0%	2.0%

The Company and its domestic subsidiaries determine the expected long-term rate of return on plan assets of the various assets categories in which they invest. KONAMI considers the current expectations for future returns and the actual historical returns of each plan asset category.

The Company and its domestic subsidiaries’ investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. The Company and its domestic subsidiaries address diversification by the use of domestic and foreign equity securities and domestic and foreign debt securities in order to secure stable return on plan assets subject to specific risk management

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

policies. The Company and its domestic subsidiaries evaluates the difference between expected return based on expected long-term rate of return on plan assets and actual return on invested plan assets on an annual basis. The Company and its domestic subsidiaries will revise the asset allocation if the evaluation requires a revision of its formulation of asset allocation.

The Company and its domestic subsidiaries’ plan assets consist of three major components: approximately 30% is invested in equity securities, approximately 30% is invested in debt securities, and approximately 40% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

The equity securities for pooled funds are selected primarily from stocks that are listed on the securities exchanges. In making investment decisions, the Company and its domestic subsidiaries had examined the business condition of the investee companies, and appropriately diversified investments by type of industry and other relevant factors. The debt securities for pooled funds are selected primarily from government bonds, public debt instruments, and corporate bonds. In making investment decisions, the Company and its domestic subsidiaries had examined the quality of the issue, including rating, interest rate, and repayment dates, and appropriately diversified the investments. In regard to investments in life insurance company general accounts, the contracts with the insurance companies guarantee a certain amount of interest rate and return of capital.

The fair values of the Company and its domestic subsidiaries’ plan assets at March 31, 2010, by asset category, are as follows:

	Millions of Yen
Year Ended March 31, 2010	Level 1	Level 2	Level 3	Total
Plan assets
Equity securities:
Pooled funds	¥—	¥688	¥—	¥688
Debt securities:
Pooled funds	—	664	—	664
Other investment:
Life insurance company general accounts	—	809	—	809
Others	—	76	—	76

Total plan assets	¥—	¥2,237	¥—	¥2,237

	Thousands of U.S. Dollars
Year Ended March 31, 2010	Level 1	Level 2	Level 3	Total
Plan assets
Equity securities:
Pooled funds	$—	$7,395	$—	$7,395
Debt securities:
Pooled funds	—	7,136	—	7,136
Other investments:
Life insurance company general accounts	—	8,695	—	8,695
Others	—	817	—	817

Total plan assets	$—	$24,043	$—	$24,043

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The three levels of input used to measure fair value are more fully described in Note 19.

Pooled funds investing in the equity securities consist of approximately 65% Japanese companies and 35% foreign companies. Pooled funds investing in the debt securities consist of approximately 54% Japanese government bonds, 23% foreign government bonds, 22% Japanese public debt instruments and corporate bonds, and 1% foreign public debt instruments and corporate bonds.

Level 2 assets are comprised principally of pooled funds that invest in equity and debt securities and investments in life insurance company general accounts. Pooled funds are valued at their net asset values that are calculated by the sponsor of the fund and have daily liquidity. Investments in life insurance company general accounts are valued at conversion value.

As of March 31, 2010, the Company and its domestic subsidiaries did not have any Level 1 and 3 plan assets.

The Company and its domestic subsidiaries have participated in the welfare pension fund for a multi-employer contributory plan. KONAMI’s contributions to the plan amounted to ¥849 million, ¥887 million and ¥985 million ($10,587 thousand) for the years ended March 31, 2008, 2009 and 2010, respectively, and were recorded as costs and expenses in the consolidated statements of income.

The Company and its domestic subsidiaries expects to contribute ¥176 million ($1,892 thousand) and ¥901 million ($9,684 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2011.

Future estimated pension benefit payments, using the defined benefit plan for the Company and its domestic subsidiaries are as follows.

	Millions of yen	Thousands of U.S. Dollars
Year ending March 31
2011	¥214	$2,300
2012	226	2,429
2013	221	2,375
2014	214	2,300
2015	207	2,225
2016-2019	1,079	11,597

The Company has accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,321 million and ¥ 1,096 ($11,780 thousand) at March 31, 2009 and 2010, respectively, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

15.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. Certain adjustments not recorded on the Company’s books are reflected in the consolidated financial statements for reasons described in Note 1. At March 31, 2010, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account were ¥68,436 million ($735,555 thousand).

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2009 and 2010:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2008	6,178,443	¥18,073
Acquisition through purchase of odd-lot shares	25,846	101
Issuance upon exercise under stock compensation plan	4,000,000	5,475
Retirement of treasury stock	(165,791)	(463)

Balance at March 31, 2009	10,038,498	¥23,186
Acquisition through purchase of odd-lot shares	1,684	3
Sell upon request for purchase of odd-lot shares	(846)	(2)

Balance at March 31, 2010	10,039,336	¥23,187

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2009	$249,205
Acquisition through purchase of odd-lot shares	32
Sell upon request for purchase of odd-lot shares	(22)

Balance at March 31, 2010	$249,215

Stock-based Compensation Plan

The Company and its domestic consolidated subsidiaries maintain certain stock-based compensation plans for grant of stock subscription rights to their directors and employees. Under these plans, the number of common shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations.

KONAMI’s stock option awards generally vest based on 2 to 4 years of continuous service and have 5-year contractual terms. These awards gradually vest through the period of service rendered and therefore

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

compensation cost is recognized over the period, in which employees are required to provide service. The compensation cost recognized for the years ended March 31, 2008 and 2009 and 2010 were ¥68 million, ¥12 million and nil, respectively.

All the stock subscription rights granted KONAMI’s stock-based compensation plans expired at June 30, 2009.

The following summarizes KONAMI’s stock option and changes during the year ended March 31, 2010.

Options	Shares	Weighted-Average Exercise Price (in yen)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions of yen)
Outstanding at March 31, 2009	741,968	3,133	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	741,968	3,133	—	—
Outstanding at March 31, 2010	—	—	—	—
Exercisable at March 31, 2010	—	—	—	—

Aggregate intrinsic value of options exercised were ¥26 million, ¥1 million and nil for the year ended March 31, 2008, 2009 and 2010, respectively.

Aggregate fair value of shares vested for the year ended March 31, 2008, 2009 and 2010 were ¥262 million, ¥229 million and nil, respectively.

Cash received from the exercise of stock options were ¥463 million and nil for the years ended March 31, 2009 and 2010, respectively.

KONAMI has a policy for issuing its treasury stock to satisfy option exercises.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

16.    Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2008, 2009 and 2010 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥5,174	¥2,267	¥189	$2,031
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(2,907)	(2,078)	(207)	(2,225)

Balance, end of year	¥2,267	¥189	¥(18)	$(194)

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥93	¥68	¥9	$97
Net change	(25)	(59)	(8)	(86)

Balance, end of year	¥68	¥9	¥1	$11

Adjustment on retirement benefits, net of tax:
Balance, beginning of year	350	244	(100)	$(1,075)
Net change	(106)	(344)	(58)	(623)

Balance, end of year	¥244	¥(100)	¥(158)	$(1,698)

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥5,617	¥2,579	¥98	$1,053
Adjustments for the year	(3,038)	(2,481)	(273)	(2,934)

Balance, end of year	¥2,579	¥98	¥(175)	$(1,881)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2008
Foreign currency translation adjustments	¥(2,907)	¥—	¥(2,907)
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(42)	17	(25)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(42)	17	(25)

Pension liability adjustment:
Net loss arising during the year	(105)	43	(62)
Less: amortization of net gain	(60)	23	(37)

Net loss	(165)	66	(99)
Amortization of prior service cost	(13)	6	(7)

Pension liability adjustments, net	(178)	72	(106)

Other comprehensive loss	¥(3,127)	¥89	¥(3,038)

2009
Foreign currency translation adjustments	¥(2,078)	¥—	¥(2,078)
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(99)	40	(59)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(99)	40	(59)

Pension liability adjustment:
Net loss arising during the year	(407)	166	(241)
Less: amortization of net gain	(136)	56	(80)

Net loss	(543)	222	(321)
Amortization of prior service cost	(39)	16	(23)

Pension liability adjustments, net	(582)	238	(344)

Other comprehensive loss	¥(2,759)	¥278	¥(2,481)

2010
Foreign currency translation adjustments	¥(207)	¥—	¥(207)
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(199)	81	(118)
Less: reclassification adjustment for gains included in net income	185	(75)	110

Net unrealized losses	(14)	6	(8)

Pension liability adjustment:
Net loss arising during the year	(71)	29	(42)
Less: amortization of net gain	(27)	11	(16)

Net loss	(98)	40	(58)

Pension liability adjustments, net	(98)	40	(58)

Other comprehensive loss	¥(319)	¥46	¥(273)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2010
Foreign currency translation adjustments	$(2,225)	$—	$(2,225)
Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(2,138)	870	(1,268)
Less: reclassification adjustment for gains included in net income	1,988	(806)	1,182

Net unrealized losses	(150)	64	(86)

Pension liability adjustment:
Net loss arising during the year	(763)	312	(451)
Less: amortization of net gain	(290)	118	(172)

Net loss	(1,053)	430	(623)
Pension liability adjustments, net	(1,053)	430	(623)

Other comprehensive loss	$(3,428)	$494	$(2,934)

17.    Derivative Financial Instruments

Effective January 1, 2009, KONAMI has adopted ASC No. 815, “Derivatives and Hedging” (former SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities, An amendment of FASB Statement No.133”).

KONAMI uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. KONAMI does not hold derivative financial instruments for trading purposes.

The location and fair value amounts of derivative instruments reported in the consolidated statement of financial position as of March 31, 2009 and 2010 were as follows:

	Millions of Yen
	Asset Derivatives				Liability Derivatives
	2009		2010		2009		2010
	Balance Sheet location	Fair value	Balance Sheet location	Fair value	Balance Sheet location	Fair value	Balance Sheet location	Fair value
Derivatives not designated as hedging instruments:	—		—				—
Forward exchange contracts	—	—	—	—	Other current liabilities	¥43	—	—

Total derivatives		—		—		¥43		—

The aggregate notional amount of forward exchange contracts at March 31, 2009 is ¥938 million.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

KONAMI does not designate the foreign exchange forward contracts as hedges. The gain or loss recognized in earnings on derivatives for the three months ended March 31, 2009 and for the year ended March 31, 2010 were as follows:

	Location of Gain or (Loss) recognized in Income on Derivative	For the three months ended March 31, 2009	For the year ended March 31, 2010
		Millions of Yen	Millions of Yen	Thousands of U.S. Dollars
Derivatives not designated as hedging instruments:
Forward exchange contracts	Foreign currency exchange gain (loss), net	¥(19)	¥137	$1,472

Total		¥(19)	¥137	$1,472

Foreign exchange net gain or losses, including those on these forward exchange contracts, for the years ended March 31, 2008, 2009 and 2010 were loss of ¥704 million, loss of ¥1,641 million and gain of ¥67 million ($720 thousand), respectively. Effects of exchange rate changes subsequent to March 31, 2010 on fair value of those forward exchange contracts have not been significant as of the reporting date.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

The estimated fair values of KONAMI’s financial instruments at March 31, 2009 and 2010 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2009		2010		2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥560	¥560	¥226	¥226	$2,429	$2,429
Long-term debt, including current installments	(15,796)	(15,318)	(15,204)	(15,103)	(163,414)	(162,328)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—	—	—
Liabilities	43	43	—	—	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

19.    Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

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

Years ended March 31, 2008, 2009 and 2010—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2009 and 2010, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year Ended March 31, 2009	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥560	¥—	¥—	¥560

Total assets	¥560	¥—	¥—	¥560

Liabilities:
Derivatives	¥—	¥43	¥—	¥43

Total liabilities	¥—	¥43	¥—	¥43

	Millions of Yen
Year Ended March 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥226	¥—	¥—	¥226

Total assets	¥226	¥—	¥—	¥226

Liabilities:
Derivatives	¥—	¥—	¥—	¥—

Total liabilities	¥—	¥—	¥—	¥—

	Thousands of U.S. Dollars
Year Ended March 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$2,429	$—	$—	$2,429

Total assets	$2,429	$—	$—	$2,429

Liabilities:
Derivatives	$—	$—	$—	$—

Total liabilities	$—	$—	$—	$—

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

As of March 31, 2009 and 2010, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As of March 31, 2009 and 2010, our assets and liabilities measured at fair value on a non-recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year Ended March 31, 2009	Carrying Value	Level 1	Level 2	Level 3	Total gain or losses
Assets:
Equity-method Investments	¥2,119	¥2,119	¥—	¥—	¥(4,347)

Total	¥2,119	¥2,119	¥—	¥—	¥(4,347)

The Company’s marketable equity-method investment was measured at fair value during the year ended March 31, 2009 due to events or circumstances the Company identified that significantly impacted the fair value of these investments, resulting in other-than-temporary impairment charges. As a result, the Company recorded a ¥4,347 million of impairment charge for its investments to write down the investment to its fair value. The impairment charge was included in equity in net income (loss) of affiliated companies on the consolidated statements of income. We classified these investments as Level 1, as we use an unadjusted quoted market price in active markets.

Impairment charges for investments in affiliates for the year ended March 31, 2009 is more fully discussed in Note 3.

	Millions of Yen
Year Ended March 31, 2010	Carrying Value	Level 1	Level 2	Level 3	Total gain or losses
Non-financial assets:
Property and equipments, net	¥—	¥—	¥—	¥—	¥(480)
Identifiable intangible assets	—	—	—	—	(451)

Total non-financial assets	¥—	¥—	¥—	¥—	¥(931)

	Thousands of U.S. Dollars
Year Ended March 31, 2010	Carrying Value	Level 1	Level 2	Level 3	Total gain or losses
Non-financial assets:
Property and equipments, net	$—	$—	$—	$—	$(5,159)
Identifiable intangible assets	—	—	—	—	(4,847)

Total non-financial assets	$—	$—	$—	$—	$(10,006)

During the year ended March 31, 2010, KONAMI wrote down the carrying value of the long-lived assets amounted to ¥480 million ($5,159 thousand) to their fair value nil, and we classified them as Level 3, whose fair value was valued with inputs to be unobservable. As a result, KONAMI recorded impairment losses of ¥480 million ($5,159 thousand) for property and equipments, and those losses were included in the accompanying consolidated statements of income for the year ended March 31, 2010.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

During the year ended March 31, 2010, KONAMI concluded the fair value of certain indefinite lived intangible assets was lower than their carrying value. Consequently, the carrying value of the assets was written down to their fair value nil, and we classified them as Level 3, whose fair value was valued with inputs to be unobservable. As a result, KONAMI recorded an aggregate impairment loss of ¥451 million ($4,847 thousand) for identifiable intangible assets, and the loss was included in the accompanying consolidated statements of income for the year ended March 31, 2010.

Impairment losses for long-lived assets and intangible assets are more fully discussed in Note 6 and 7, respectively.

20.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2008	2009	2010	2010
Cash paid during the year for:
Interest, excluding interest capitalized	¥1,007	¥1,447	¥1,545	$16,606
Income taxes	8,589	17,722	9,641	103,622
Acquisitions of new subsidiaries:
Fair value of assets acquired	9,707	—	—	—
Liabilities assumed	(9,283)	—	—	—
Other	(57)	—	—	—
Cash paid, net of cash acquired	367	—	—	—
Property acquired under capital leases during the year	600	6,116	4,371	46,980
Recognition of tangible fixed assets due to assets retirement obligation	1,688	743	505	5,428

21.    Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. KONAMI operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.
2. Gaming & Systems:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.
3. Health & Fitness:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation of segment reporting.
2.	“Corporate” primarily consists of administrative expenses of the Company.
3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

4.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.
5.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable.
6.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

The following table summarizes presents segment revenue, segment operating income (loss), segment assets, segment depreciation and amortization and segment capital expenditures information. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a .    Segment information

(1) Revenue and operating income (loss)

Year Ended March 31, 2008	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥178,382	¥18,471	¥86,196	¥14,353	¥297,402
Intersegment	557	—	348	(905)	—

Total	178,939	18,471	86,544	13,448	297,402
Operating expenses	143,579	15,677	81,251	23,056	263,563

Operating income (loss)	¥35,360	¥2,794	¥5,293	¥(9,608)	¥33,839

Year Ended March 31, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥187,308	¥18,336	¥89,702	¥14,425	¥309,771
Intersegment	320	—	263	(583)	—

Total	187,628	18,336	89,965	13,842	309,771
Operating expenses	146,076	14,889	98,235	23,210	282,410

Operating income (loss)	¥41,552	¥3,447	¥(8,270)	¥(9,368)	¥27,361

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

Year Ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥142,239	¥19,996	¥85,480	¥14,429	¥262,144
Intersegment	411	—	285	(696)	—

Total	142,650	19,996	85,765	13,733	262,144
Operating expenses	121,167	15,323	87,687	19,303	243,480

Operating income (loss)	¥21,483	¥4,673	¥(1,922)	¥(5,570)	¥18,664

Year Ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External Customers	$1,528,794	$214,918	$918,745	$155,084	$2,817,541
Intersegment	4,417	—	3,063	(7,480)	—

Total	1,533,211	214,918	921,808	147,604	2,817,541
Operating expenses	1,302,311	164,693	942,466	207,469	2,616,939

Operating income (loss)	$230,900	$50,225	$(20,658)	$(59,865)	$200,602

As further described in Note 8, non-cash restructuring and impairment charges of ¥11,095 million ($119,250 thousand) and ¥1,950 million ($20,959 thousand) were included in the operating expenses of the Health & Fitness segment for the year ended March 31, 2009 and 2010, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

(2) Total assets, depreciation and amortization and capital expenditures

Year Ended March 31, 2008	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥120,530	¥13,646	¥128,296	¥56,776	¥319,248
Depreciation and amortization	4,982	251	3,723	3,113	12,069
Capital expenditures	1,349	1,324	1,746	9,312	13,731

Year Ended March 31, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥133,210	¥12,447	¥104,520	¥51,493	¥301,670
Depreciation and amortization	3,280	959	4,793	4,699	13,731
Capital expenditures	1,659	1,310	1,591	2,252	6,812

Year Ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Assets	¥133,973	¥14,049	¥107,523	¥42,653	¥298,198
Depreciation and amortization	2,907	732	4,894	4,366	12,899
Capital expenditures	1,523	976	4,803	660	7,962

Year Ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Assets	$1,439,951	$151,000	$1,155,664	$458,437	$3,205,052
Depreciation and amortization	31,244	7,868	52,601	46,926	138,639
Capital expenditures	$16,369	$10,490	$51,623	$7,094	$85,576

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

b.    Geographic information

Year Ended March 31, 2008	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Property and equipment, net	¥64,075	¥2,170	¥147	¥298	¥66,690	—	¥66,690

Year Ended March 31, 2009	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Property and equipment, net	¥57,951	¥2,238	¥112	¥251	¥60,552	—	¥60,552

Year Ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income (loss)	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Property and equipment, net	¥60,345	¥1,739	¥93	¥257	¥62,434	—	¥62,434

Year Ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External Customers	$2,133,491	$362,672	$254,536	$66,842	$2,817,541	—	$2,817,541
Intersegment	153,396	40,896	958	7,190	202,440	$(202,440)	—

Total	2,286,887	403,568	255,494	74,032	3,019,981	(202,440)	2,817,541
Operating expenses	2,143,454	363,768	242,886	70,507	2,820,615	(203,676)	2,616,939

Operating income (loss)	143,433	39,800	12,608	3,525	199,366	$1,236	200,602

Property and equipment, net	$648,592	$18,691	$1,000	$2,762	$671,045	—	$671,045

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2008, 2009 and 2010—(Continued)

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

22.    Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥60 million ($645 thousand) as of March 31, 2010.

KONAMI CORPORATION

AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2008
Allowance for doubtful accounts
Trade accounts receivable	¥540	¥234	¥514	¥260
2009
Allowance for doubtful accounts
Trade accounts receivable	¥260	¥344	¥134	¥470
2010
Allowance for doubtful accounts
Trade accounts receivable	¥470	¥221	¥11	¥680

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2010
Allowance for doubtful accounts
Trade accounts receivable	$5,052	$2,375	$118	$7,309

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date: August 6, 2010

/s/ NORIAKI YAMAGUCHI
Noriaki Yamaguchi Representative Director, Vice-President, Corporate Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)****

1.2	— Share Handling Regulations of the registrant (English translation)****

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics**

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.
****	Incorporated by reference to the Annual Report on Form 20-F filed on August 3, 2009

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.