Form 20-F
period 2011-03-31
KONAMI CORP
filed 2011-07-29
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

As of March 31, 2011, 136,140,971 shares of common stock were outstanding, including 685,877 shares represented by 685,877 American Depositary Shares.

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

As used in this annual report, references to “the Company” are to KONAMI CORPORATION and references to “KONAMI,” “we,” “our” and “us” are to KONAMI CORPORATION and its subsidiaries, unless the context otherwise requires.

As used in this annual report, “fiscal 2011” refers to our fiscal year ended March 31, 2011, and other fiscal years are referred to in a corresponding manner.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “€” or “Euro” means the lawful currency of the member states of the European Union and “yen” or “¥” means the lawful currency of Japan.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2007 through 2011, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2007	2008	2009	2010	2011	2011
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥280,279	¥297,402	¥309,771	¥262,144	¥257,988	$3,102,682
Cost of products sold and services rendered	193,506	205,188	212,636	185,734	189,032	2,273,385
Selling, general and administrative expenses	58,628	58,375	58,653	55,407	46,253	556,260
Restructuring and impairment charges (1)(2)	—	—	11,121	2,339	—	—
Earthquake and related impairment charges (3)	—	—	—	—	4,455	53,578
Gain on bargain purchase (4)	—	—	—	—	(2,543)	(30,583)

Operating income	28,145	33,839	27,361	18,664	20,791	250,042

Other income (expenses), net	(578)	(1,005)	(2,642)	(1,542)	(1,709)	(20,553)

Income before income taxes and equity in net income (loss) of affiliated companies	27,567	32,834	24,719	17,122	19,082	229,489
Income taxes	10,919	13,080	10,715	3,600	6,401	76,981
Equity in net income (loss) of affiliated companies	138	180	(2,490)	56	41	493

Net income	16,786	19,934	11,514	13,578	12,722	153,001
Net income (loss) attributable to the noncontrolling interest	575	1,589	640	264	(212)	(2,549)

Net income attributable to KONAMI CORPORATION	¥16,211	¥18,345	¥10,874	¥13,314	¥12,934	$155,550

Basic net income attributable to KONAMI CORPORATION per share	¥118.15	¥133.63	¥79.30	¥99.76	¥96.48	$1.16
Diluted net income attributable to KONAMI CORPORATION per share	¥118.09	¥133.57	¥79.30	¥99.76	¥96.48	$1.16
Cash dividends declared per share (5)	¥54.00	¥54.00	¥54.00	¥54.00	¥32.00
Cash dividends declared per share in USD (6)	$0.46	$0.54	$0.54	$0.58	$0.38

Balance Sheet Data:
Total current assets	¥138,261	¥140,079	¥136,675	¥134,562	¥148,934	$1,791,149
Total goodwill, identifiable intangible assets and property and equipment	114,617	126,786	118,360	119,579	122,953	1,478,689
Total assets	304,657	319,248	301,670	298,198	313,891	3,774,997
Total current liabilities	82,466	75,113	62,386	53,465	63,155	759,531
Total long-term liabilities	44,832	57,052	55,745	55,502	52,329	629,332
Common stock	47,399	47,399	47,399	47,399	47,399	570,042
Total KONAMI CORPORATION stockholders’ equity	174,662	182,759	178,632	184,465	193,914	2,332,099
Noncontrolling interest	2,697	4,324	4,907	4,766	4,493	54,035
Total equity	177,359	187,083	183,539	189,231	198,407	2,386,134

(1)	During fiscal 2009, we recognized ¥11,121 million of restructuring and impairment charges that include impairment losses of long-lived assets for our Health & Fitness segment.
(2)	During fiscal 2010, we recognized ¥2,339 million of restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities for our Health & Fitness segment.
(3)	During fiscal 2011, we recognized ¥4,455 million of earthquake and related impairment charges that include impairment losses and write-downs of damaged assets related to our facilities mainly in the Kanto and Tohoku regions due to the impact of the March 11, 2011 earthquake disaster mainly on our Health & Fitness segment and others.
(4)	During fiscal 2011, we recognized a ¥2,543 million gain on bargain purchase at the time of acquiring 100% ownership of TAKASAGO ELECTRIC INDUSTRY CO., LTD. as a consolidated subsidiary for our Pachinko & Pachinko Slot Machines segment, due to the fact that fair value of the net assets of TAKASAGO ELECTRIC INDUSTRY CO., LTD. exceeded our acquisition price.
(5)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.
(6)	Calculated using the yen-dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your reference information. Unless otherwise noted, the exchange rate used for the translations was ¥83.15 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2011, the last business day on or prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2007	121.81	110.07	116.55	117.56
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76

Calendar year 2011
January	83.36	81.56	82.63	81.97
February	83.79	81.48	82.54	81.94
March	82.98	78.74	81.65	82.76
April	85.26	81.31	83.18	81.31
May	82.12	80.12	81.13	81.29
June	80.98	79.87	80.43	80.64

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 8, 2011, the noon buying rate was ¥80.64 per $1.00.

B.    Capitalization and Indebtedness.

Not applicable.

C.    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.    Risk Factors.

Special Note Regarding Forward-looking Statements.

This annual report contains forward-looking statements about our industry, our business, our plans and objectives, our financial condition and our results of operations that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from and worse than those contained in or suggested by any forward-looking statement. We cannot promise that our expectations, projections, anticipated estimates or other information expressed in or underlying these forward-looking statements will be realized. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

•	changes in economic conditions affecting our operations or the way that individuals choose to spend their leisure time;

•	our ability to successfully expand internationally with a focus on our Digital Entertainment segment and Gaming & Systems segment;

•	our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness segment;

•	our ability to successfully generate cash flows on an individual club operation level sufficient to recover the carrying value of the related individual club operations;

•	regulatory developments and changes, in particular in the gaming industry, and our ability to respond and adapt to those changes;

•	the impact of natural disasters, such as earthquakes, on our facilities and personnel;

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

The market for video game software, amusement arcade games, token-operated games, card games and online service products that belong to our Digital Entertainment segment, gaming machines that belong to our Gaming & Systems segment, and pachinko liquid crystal display and pachinko slot machines that belong to our Pachinko & Pachinko Slot Machines segment are “hit” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our card game products in recent years resulted from, and was heavily dependent on, the sales of our Yu-Gi-Oh! Trading Card Game. Similarly, hit home video game software titles such as the Yu-Gi-Oh! series, the DanceDanceRevolution series, the WORLD SOCCER Winning Eleven series and the METAL GEAR SOLID series, as well as our e-AMUSEMENT products for our amusement facilities, have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability in these segments could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits in these segments could be harmed.

Our revenues are dependent on timely introduction of popular new products to the market.

Our success depends on generating revenue from the timely introduction and shipment of new products. The majority of sales of new video game software generally occurs in the first thirty to one hundred and twenty days after release. The sales occurrence for amusement arcade games, token-operated games and card game products that belong to our Digital Entertainment segment, gaming machines that belong to our Gaming & Systems segment and pachinko slot machines that belong to our Pachinko & Pachinko Slot Machines segment also tends to be limited. We are constantly required to introduce new products in order to generate revenues and/or to replace declining revenues from older products. Also, because revenues earned during the early life of a product generally constitute a relatively high percentage of the total revenues earned from a product, a significant delay in the introduction of one or more new products, or the inability to ship in sufficient quantities to meet demand, could negatively affect sales and have a negative impact on our financial condition and results of operations. Unanticipated delays could also cause us to miss an important selling season such as the year-end holiday buying season or summer vacation. Moreover, our products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs.

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

The markets for video game software, arcade games, token-operated games, card game products, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of video game software for handheld systems and home game consoles, amusement arcade games, token-operated games, gaming machines and pachinko and pachinko slot machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

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

•

considerable efforts required to successfully integrate acquisitions and realize expected synergies and business benefits to recover acquisition investments, including any goodwill and separately identifiable intangible assets; and

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

Approximately 75% of our net revenues during fiscal 2011 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we continue to expand our international operations, particularly with respect to video game software, gaming machines and card game products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens and twenties, the traditional target market for our products and services including computer and video games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining and its demographic makeup is already aging considerably. According to government estimates, as of October 2010, 23.1% of Japan’s population was aged 65 or over, and, released in April 2008, as of calendar year 2006, this percentage is expected to reach 25.2% by 2013 and 40.5% by 2055.

Unexpected network interruptions or security breaches, including hackings, may cause delays, interruptions of service or leak of personal information, resulting in a material adverse effect on our business, financial condition and results of operations and damage to our reputation and brands.

Hackings may cause delays or other service interruptions or leak of confidential information, such as personal information and could result in significant damage to our hardware, software systems and databases, disruptions to our service and business activities, such as to our website, e-mail and other communication systems. If we experience frequent or persistent service disruptions, whether caused by hackings or failures of our own systems or those of third-party service providers, our customers’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation and brands and our business, financial condition and results of operations.

Wars, terrorism, pandemic, natural disasters and other incidents which may cause political, economic or social instability may disrupt our operations or otherwise result in a material adverse effect on our financial performance.

Incidents such as terrorism, riots, wars, pandemic and natural disasters may adversely affect the world economy. Resulting social and political instability may cause further economic and political uncertainty in each of the regions we conduct our operations. As a result, our and our suppliers’ operations and financial performance as well as our customers’ investment and consumption patterns may be adversely affected. For instance, on March 11, 2011, a large earthquake and subsequent tsunami and aftershock hit northeastern Japan, causing material losses and damage to life, infrastructure and distribution routes. A nuclear power plant complex in Fukushima Prefecture was also damaged, resulting in power supply instability in the regions within the jurisdiction of Tokyo Electric Power Company. As of the date of this annual report, the incident at the affected nuclear power plant remains unresolved, and it is unclear if and when the affected nuclear power plant will be brought under control or whether the situation will further deteriorate. As of March 31, 2011, we have recorded ¥4,455 million as earthquake and related impairment charges.

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

Almost all of our revenues from the Consumer Games business have historically been derived from sales of video game software for use on proprietary game platforms developed and manufactured by other companies. We may only publish our games for play on their game platforms if we receive a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If we cannot obtain licenses to develop video game software from manufacturers of popular game consoles or if any of our existing license agreements are terminated, we will not be able to release video game software for those systems, which may have a negative impact on our results of operations and profitability. Although we cannot assure shareholders that we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems when the term of existing license agreements end, to date we have always obtained extensions or new agreements with the hardware companies. We also depend on hardware manufacturers for the following additional reasons:

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

Our video game software for both game consoles and amusement arcade games may be subject to governmental restrictions, rating restrictions or to legal claims regarding content.

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

Although neither the terrorist attacks in the United States of America in September 2001, the late 2001 bio-terrorist attacks on various organizations nor the terrorist attacks relating to the Iraq war commenced in March 2003 have had a material adverse effect on our business, operations or financial condition, we cannot assure you that future terrorist attacks or the response of governments to any future terrorist actions, would not negatively affect our business by requiring us to modify the content of our video game software, which could result in expensive product recalls, reprogramming or delays in the release of future games.

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

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over networks and on mobile phones. Although we are marketing mobile phone-based games as well as games which can be downloadable or which allows multiple players to play against each other using Wii, Nintendo DS, Nintendo 3DS, PlayStation 3, PlayStation 2, PlayStation Portable, Xbox 360 or personal computers, games have diversified over recent years and consumers now have expanded choices. If there is any substantial decline in the popularity of our network-based games, our business, revenues and profits could be harmed.

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

We collect charges for our network-based games based on consumers’ credit card information, through a credit card authorization agent. Although our credit card authorization agent takes all possible measures to ensure the privacy of customer information during billing transactions, if the credit card information of our customers is obtained by unauthorized third parties and used for unauthorized transactions, we may be required to make repayments of the unauthorized amounts out of the sales we made to such customers. In addition, if numerous abuses occur, a credit card authorization agent might cancel agency payment services with us, and our net revenues and operating income may be adversely affected.

If the agreements entered into with the distributors of our social games for social networking services (SNS) are terminated, the continued provision of the services we are currently providing will become difficult, which may adversely affect our revenues and profitability.

We currently provide social games for SNS almost entirely on the SNS websites operated by other companies. Our provision of social games for SNS is based on agreements entered into with the distributors which operate the websites for SNS. In addition, with respect to our social games, the proportion accounted for the use of specific distributors has increased. Therefore, if the agreements with the distributors are terminated, it will become difficult for us to continue providing services of social games on those SNS websites, and our businesses and financial performance may be damaged.

We may be adversely affected by natural disasters as typified by the Great East Japan Earthquake of March 11, 2011.

The earthquake disaster of March 11, 2011 has caused the postponement of the release timing of products, delays in shipment and reviews of the production system due to the delays in delivery of parts procured from suppliers in the disaster-stricken areas. We assessed the overall effects of the earthquake disaster was limited and the estimated remaining repair and restoration cost is expected to be immaterial. In the future, similar earthquake disasters and other natural disasters may adversely affect the financial performance of our Digital Entertainment segment.

Risks Relating to Our Gaming & Systems Segment

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

Our failure to obtain or retain required licenses for our Gaming & Systems segment could prevent us from expanding our market and prohibit us from generating revenue in certain jurisdictions.

In North America, the manufacture and distribution of gaming products is subject to numerous federal, state, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in the following states, such as in Arizona, California, Colorado, Connecticut, Florida, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, New York, North Dakota, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Dakota, West Virginia, Wisconsin, and the Provinces of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan in Canada due to our gaming product business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator if we keep on developing lease participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

Together with our key personnel, we undergo extensive investigation before each jurisdictional license is issued. Our gaming products are subjected to independent testing and evaluation prior to approval from each jurisdiction in which we do business. Generally, legal authorities have broad discretion when granting, renewing or revoking these game approvals and licenses. Our failure to obtain or retain a required license or approval in one jurisdiction could negatively impact our ability to obtain or retain required licenses and approvals in other jurisdictions. The failure to obtain or retain a required license or approval in any jurisdiction would decrease the geographic areas where we may operate and generate revenues, decrease our share in the gaming marketplace and put us at a disadvantage compared with our competitors. Consequently, the market price of our common stock may suffer.

Legal authorities may require shareholders to submit to background investigations and respond to questions from regulatory authorities, and may deny a license or revoke our licenses based upon their findings. These licensing procedures and background investigations may inhibit potential investors from becoming significant shareholders.

The future revenue growth of our Gaming & Systems segment depends on our ability to strengthen our research and development departments and improve the effectiveness of our sales organizations and service departments.

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

In addition, it is important for us to improve the effectiveness of our sales operations and service departments internationally. Our gaming business is expanding from sales of slot machines to sales of casino management systems, which connect gaming machines under a single accounting, marketing and customer management system and reinforcement of security. Casino management systems provide for relatively stable revenues, as proceeds from the initial sale are supplemented by subsequent connection fees. However, the sales of gaming products require sophisticated sales efforts targeted at selected people within the gaming industry and quality post-sale servicing. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we will need to effectively train and educate our sales force and strengthen our service departments to ensure trust in our products if we are to be successful in selling into the gaming machine market.

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

Natural disasters such as the damage caused by the record rainfall of January 2011 in the northeastern Australia could have material adverse effects on our Gaming & Systems segment.

The record rainfall in the Australian northeastern region in January 2011 raised concerns about a delay in transporting equipment to the casino markets where we ship our products. Similar natural disasters could adversely affect the future business results of our Gaming & Systems segment.

Risks Relating to Our Pachinko & Pachinko Slot Machines Segment

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

If the product release dates of manufacturers of LCDs for pachinko machines are delayed for reasons such as revisions of the product release dates (due to changes in the market environment, efforts to differentiate themselves from competitors, or efforts to create balance between other products in their product line), or failure to pass the testing of the Security Electronics and Communications Technology Association (the “Security Association”), etc., there may be unforeseen rises in inventory and delays in the posting sales.

Our pachinko slot machines may not pass the testing of the Security Association due to circumstances beyond our control, and as a result, there may be delays in the date of release. Further, due to the tightening of regulations on the pachinko business and establishment of a period of voluntary ban on replacement by the National Police Agency or the bankruptcy of our suppliers, pachinko slot machines which had passed the Security Association testing, and released or were scheduled for release, may not be able to be sold.

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

Our pachinko slot machines may be adversely affected because of groups attempting to make money through illicit methods (commonly referred to as goto-shi) in the pachinko and pachinko slot industry.

Our pachinko slot machines may be adversely affected because of groups attempting to make money through illicit methods (commonly referred to as goto-shi) in the pachinko and pachinko slot industries. In the event of such manipulation by goto-shi, there may be a decline in sales volume due to the tarnishing of our brand image, and delays in the dates of release due to measures to prevent goto-shi manipulation of our other products.

We may be adversely affected by natural disasters as typified by the Great East Japan Earthquake of March 11, 2011.

The earthquake disaster of March 11, 2011 has caused write-downs of damaged inventories which were located at third party manufacturers, the postponement of the release timing of products, delays in shipment and reviews of the production system due to the delays in delivery of parts procured from the suppliers in the disaster-stricken areas. We assessed the overall effects of the earthquake disaster was limited and the estimated remaining repair and restoration cost is expected to be immaterial. In the future, similar earthquake disasters and other natural disasters may adversely affect the financial performance of our Pachinko & Pachinko Slot Machines segment.

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

If we are not able to adequately implement the factors outlined above, the growth of our Health & Fitness segment may be limited. We cannot assure you that we will be able to implement our growth strategy, open new clubs in a timely and cost-efficient basis or operate our new clubs profitably. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. If we are unable to enhance the performance of our new fitness clubs, our operating income may be adversely affected. In fiscal

2009, we recorded ¥11,121 million as restructuring and impairment charges that include impairment losses of long-lived assets. In fiscal 2010, we recorded ¥2,339 million as restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities. We may still incur future impairment charges against goodwill, other identifiable intangible assets, or property and equipment.

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

The fitness club industry is highly competitive. We compete with other fitness clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs and, to a certain extent, with tennis clubs and other sports clubs, golf clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income of our target markets. We cannot assure you that we will be able to compete effectively in the future in the markets in which we operate. In addition, we may face new competitors in the market that may be larger and have greater resources than us. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly as large multi-facility operators are better able to compete for attractive acquisition candidates, thereby increasing costs associated with expansion through acquisitions, as well as negotiation of leases and the availability of real estate.

We could be subject to future claims related to health risks at our clubs.

Use of our fitness clubs and equipment may pose some potential health risks to members or guests through exertion from use of our services and facilities including exercise equipment. As a result, we may be subject to claims against us for death or injury suffered by members while exercising at our fitness clubs, and we may not be able to successfully defend any such claims. We currently maintain general liability insurance coverage but there can be no assurance that we will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims. Any liability claim in excess of our insurance coverage may adversely affect our results of operations as well as damage our brand image.

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

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2011, such deposits and guarantee money accounted for over 8% of our total assets.

Inability to procure licenses for fitness programs from third parties or changes in the conditions of such licenses may adversely affect our revenues.

We act as a licensing agency in Japan, acquiring licenses for programs that have worldwide popularity, and supply the programs to not only our own facilities but also to other fitness clubs. In the event that it becomes difficult to renew licenses or if any changes are made to the conditions of such licenses, there may be a material adverse effect on our ability to supply programs to each facility and on our business results.

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

We may be adversely affected by natural disasters as typified by the Great East Japan Earthquake of March 11, 2011.

Due to the earthquake disaster during fiscal 2011, some of our directly-owned fitness clubs were partially destroyed and some of the sports facilities outsourced to us have become evacuation centers in some regions, resulting in the suspension of operations at some of our fitness clubs. As a result of the effects of the earthquake disaster, we recorded ¥2,253 million of impairment charges of our long-lived assets and ¥1,900 million of impairment charges of identifiable intangible assets related to our Health & Fitness segment. However, we assessed the effects of the earthquake on our sports club operations were limited to a small number of significantly damaged club facilities since we do not have many directly-owned sports clubs in the earthquake-affected area. We also expect that the estimated remaining repair and restoration cost will be immaterial. In the future, similar earthquake disasters and other natural disasters may occur again and the operations of some of our fitness clubs may be suspended, which could adversely affect the financial performance of our Health & Fitness segment.

Rolling blackouts due to the shortage of power supply may adversely affect our business results.

Due to the earthquake disaster of March 11, 2011 and its aftermath, a number of power plants have been damaged, resulting in a shortage of power supply, and in certain regions, rolling blackouts had been implemented causing the suspension of operations at some of our fitness clubs. If power demand exceeds the power supply in the near future, rolling blackouts may be further implemented and operations at some of our fitness clubs and the manufacturing of products may be suspended, which could adversely affect our business results.

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

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the highs and lows of price per share of our common stock ranged from ¥1,289 to ¥1,976 during fiscal 2011.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of March 31, 2011, there were 136,140,971 shares of our common stock outstanding including 37,679,713 shares, representing 27.68% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman of the Board, President and his affiliate holders Yoko Kozuki, Kozuki Foundation for Sports and Education, Kozuki Holding and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,500,000 additional shares of common stock generally without any shareholder approval. In addition, as of March 31, 2011, we held 7,359,029 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors, executive officers and corporate auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is a concern as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

We originally were established to produce amusement arcade games and since that time have expanded the range of our products. We began to produce and market microcomputer-equipped video game machines in 1978, video game software for personal computers in 1982, game software for a home video game system in 1985 and software for LCDs for pachinko machines in 1992. We began our toy and hobby business in 1996. We obtained a license to manufacture and sell gaming machines in Nevada, and entered the gaming business in the United States in 2000. We entered the fitness club and equipment business through our acquisition of PEOPLE CO., LTD., which was renamed Konami Sports Corporation, in February 2001.

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

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for stationary consoles such as Sony PlayStation 2, PlayStation 3, Nintendo Wii, and Microsoft Xbox 360, and for portable consoles such as Sony PlayStation Portable, Nintendo DS and Nintendo 3DS, as well as for use on personal computers. In addition, we plan, produce, operate and distribute social games for social networking services websites and entertainment content for mobile phone online games.

We produce gaming machines for casinos in the United States, Australia and other overseas jurisdictions, in addition to video games and token-operated games installed in amusement arcades and other entertainment venues in Japan. We also produce card games, character goods, toys and hobbies, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. In addition, we produce software and hardware for pachinko slot machines and LCDs used in pachinko machines.

In addition, we believe that we are the leading operator of fitness clubs in Japan, in terms of revenues and members. As of March 31, 2011, we had a nationwide network of 208 directly operated health and fitness club facilities and 152 sports facilities whose operations are outsourced to us and which cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006, and COMBI WELLNESS Corporation became its wholly-owned subsidiary as of May 31, 2006 following our acquisition of all of its outstanding shares. We also have enhanced the value of each facility of former Sportsplex Japan Co., Ltd., which was merged into Konami Sports & Life Co., Ltd. as of June 30, 2008, by promoting the expansion of high quality and wide-ranging services. We aim to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of health-related equipment and supplements.

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

•

METAL GEAR SOLID, first sold in 1998, has been a big hit as video game software. In 2010, we released METAL GEAR SOLID PEACE WALKER worldwide, which features the portable hardware (Sony PlayStation Portable), the first in the series and met high reviews on the market. We have also developed the METAL GEAR ONLINE service for Sony PlayStation 3 and the METAL GEAR SOLID TOUCH service for the iPhone/iPod touch produced by Apple Inc. and conducted sales of DVDs. Further, we have conducted various business activities such as using existing beverages and mobile phones as in-game items through collaboration with a beverage maker and a mobile phone maker. In November 2010, we launched METAL GEAR ARCADE as an amusement arcade game.

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

•

In 2010, DRAGON COLLECTION, for which online distribution was launched on GREE, acquired the top-ranking title, and we have steadily increased the number of users and have reinforced content roll-out for the social gaming market.

We have used our expertise in video game software and hardware for the development of our gaming machine and fitness equipment products.

We have built a company with a strategic portfolio of products and services that spans a range of categories and target markets. We have created, licensed and acquired a group of recognizable brands that we market to a growing variety of consumer demographics.

For the fiscal year ended March 31, 2011, we had consolidated net revenues and net income attributable to our shareholders of ¥257,988 million and ¥12,934 million, respectively, compared with net revenues and net income attributable to our shareholders of ¥262,144 million and ¥13,314 million, respectively, for the fiscal year ended March 31, 2010.

Products and Services

We classify our businesses into four segments: Digital Entertainment, Gaming & Systems, Pachinko & Pachinko Slot Machines and Health & Fitness, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing major business segments—Consumer Games, Social Networking Services, e-Amusement and Card Games—into one Digital Entertainment segment from April 2005 to create a business structure where we can achieve maximum synergies. During fiscal 2011, this segment had net revenues of ¥133,124 million, which accounted for 51.6% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five businesses as follows:

•	Consumer Games business: We produce, manufacture and sell video game software, purchase and distribute video game software for home use.

•

Social Networking Services business:    We produce and distribute social games for social networking services websites, build computer systems related to online games, maintain and operate online servers, produce and distribute content for mobile phones, and produce online games. We also plan, produce and sell music and video package products.

•	e-Amusement business: We produce, manufacture and sell video games for amusement facilities and content for token-operated games.

•	Card Games business: We plan, produce, manufacture and sell card games.

•	Other business: We plan, produce, manufacture and sell electronic toys, figures and character goods.

Gaming & Systems Segment

This segment is involved in development and sales of content, hardware and casino management systems for gaming machines for casinos outside of Japan. During fiscal 2011, our net revenues from this segment were ¥21,868 million, which accounted for 8.5% of our consolidated net revenues, before elimination of intersegment revenues.

In addition, as part of our shift to a holding company structure, we transferred our research and development center for gaming machines to Konami Gaming, Inc., our U.S. subsidiary in March 2006, to become Konami Gaming’s Japanese branch and research and development hub.

Pachinko & Pachinko Slot Machines Segment

This segment is involved in production, manufacturing and sales of pachinko slot machines and LCDs for pachinko machines. During fiscal 2011, our net revenues from this segment were ¥17,987 million, which accounted for 7.0% of our consolidated net revenues, before elimination of intersegment revenues.

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. During fiscal 2011, this segment had net revenues of ¥85,911 million, which accounted for 33.3% of our consolidated net revenues, before elimination of intersegment revenues.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2011.

Segment Revenues

	Year ended March 31,
	2009	2010	2011	2011
	(yen in millions, dollar in thousands)
Net Revenues:
Digital Entertainment	¥187,628	¥142,650	¥133,124	$1,601,010
Gaming & Systems	18,336	19,996	21,868	262,995
Pachinko & Pachinko Slot Machines	14,427	14,429	17,987	216,320
Health & Fitness	89,965	85,765	85,911	1,033,205
Eliminations	(585)	(696)	(902)	(10,848)

Consolidated net revenues	¥309,771	¥262,144	¥257,988	$3,102,682

Notes:

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥142,650 million in fiscal 2010 and ¥133,124 million in fiscal 2011, a decrease of ¥9,526 million.

Consumer Games business

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

Each new generation, or cycle, of hardware has resulted in larger numbers of consoles being purchased. The beginning of each cycle is the period of rapid growth during which the games for the consoles of the new generation are prepared, and during that period, as platform manufacturers or buyers prepare video games for their new consoles, the video game software industry has experienced rapid periods of expansion. Shortly before and after the release of a new generation of game consoles, sales of the current generation of platforms and games generally diminish, as consumers defer purchases in anticipation of the new platforms and games.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

		Year of Introduction
Manufacturer	Platform Name	Japan	U.S.	Media Format
Home Game Consoles:
Nintendo	NES	1983	1985	Cartridge
Sega	Genesis	1988	1989	Cartridge
Nintendo	SNES	1990	1991	Cartridge
Sega	Saturn	1994	1995	CD-ROM Disc
Sony	PlayStation	1994	1995	CD-ROM Disc
Nintendo	Nintendo 64	1996	1996	Cartridge
Sega	Dreamcast	1999	1999	Proprietary Disc
Sony	PlayStation 2	2000	2000	DVD-ROM Disc
Nintendo	GameCube	2001	2001	Proprietary Disc
Microsoft	Xbox	2002	2001	DVD-ROM Disc
Microsoft	Xbox 360	2005	2005	DVD-ROM Disc
Nintendo	Wii	2006	2006	Proprietary Disc
Sony	PlayStation 3	2006	2006	BD-ROM

Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge
Nintendo	Game Boy Color	1998	1998	Cartridge
Nintendo	Game Boy Advance	2001	2001	Cartridge
Nintendo	Nintendo DS	2004	2004	Cartridge
Sony	PlayStation Portable	2004	2005	UMD
Nintendo	Nintendo 3DS	2011	2011	Cartridge

Handheld systems such as Nintendo DS and Sony PlayStation Portable have widely been accepted in markets, and in Japan in particular, strong sales of Nintendo DS tapped a market of new users who were not yet familiar with such games, further expanding new markets for these devices. In addition, in February 2011, Nintendo 3DS with the 3D function was launched.

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

Internet technology for high speed broadband enables customers to have a more enhanced and interactive online experience. Going forward, we expect the spread of broadband services and continued competition among broadband providers to lead to further growth in the market for online games. With the rapid spread of broadband infrastructure, many game console manufacturers and video game software publishers have entered the online game business. For example, Sony Computer Entertainment started a broadband online service for PlayStation 2 in the beginning of 2002 through which users can play games online and download software as well as enjoy broadband contents such as movies and music at home. In the middle of 2002, Sony Computer Entertainment America Inc. started selling online adaptors and software for PlayStation 2 in the U.S., and in late 2006, started a download service through its network in conjunction with the release of PlayStation 3. In late 2002, Nintendo started an online service for GameCube in Japan and the U.S., and in conjunction with the release of Wii at the end of 2006, started a “virtual console” service in which users can download and play previously released game software for old models, and in March 2008, launched the “WiiWare” service, in which users can download new game software not available in stores. Microsoft started an online service for Xbox called “Xbox Live” in

November 2002 in the U.S. and in January 2003 in Japan, and the service has continued with Xbox 360, which was released in 2005. Currently, all portable game consoles and stationary game consoles have built-in network functions. Consequently, we are expanding further our range of online services. These services are expected to become a new source of income in part because risks unique to a retail business such as inventory, price protection and returned goods do not exist.

Our Consumer Games Business

Our Consumer Games business develops, publishes, distributes and markets software for video game systems and, to a lesser extent, personal computers. Most of our software consists of video games designed for use with video game platforms, including PlayStation 2, PlayStation 3, PlayStation Portable, Nintendo DS, Nintendo 3DS and Wii and Microsoft Xbox 360, and PCs.

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

Software Titles

Although we have published more than 100 new titles of video game software each year, in fiscal 2009 we streamlined the number of new titles to 88 titles under the theme of “Selection and Concentration” and in fiscal 2010, to 61 titles and in fiscal 2011, to 54 titles. Almost all of these titles are designed for use with leading home and portable game platforms. We publish software titles in a variety of genres, including sports, action, role playing and music simulation.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2011 and 2012 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2012 will be released when scheduled, if ever.

Titles Released in Fiscal 2011

Title	Category	Platform	Release Date	Market

METAL GEAR SOLID PEACE WALKER	Tactical Espionage Action	PlayStation Portable	April 2010	Worldwide

PUROYAKYU SPIRITS 2010	Sports (Baseball)	Multi-Platform	April 2010	Japan

JIKKYOU PAWAFURU PUROYAKYU 2010	Sports (Baseball)	Multi-Platform	July 2010	Japan

WORLD SOCCER Winning Eleven 2011	Sports (Soccer)	Multi-Platform	October 2010	Japan

PES 2011—Pro Evolution Soccer	Sports (Soccer)	Multi-Platform	September 2010	Europe

			October 2010	North America

Castlevania: Lords of Shadow	Action	Multi-Platform	October 2010	Europe

			December 2010	Japan

TOKIMEKI MEMORIAL Girl’s Side 3rd Story	Romance Simulation	Nintendo DS	June 2010	Japan

LOVEPLUSPLUS	Romance Communication	Nintendo DS	June 2010	Japan

Winning Eleven 3DSoccer	Sports (Soccer)	Nintendo 3DS	February 2011	Japan

Pro Evolution Soccer 2011 3D	Sports (Soccer)	Nintendo 3DS	March 2011	Europe

North America

Titles Anticipated to be Released in Fiscal 2012

Title	Category	Platform	Release Date	Market
METAL GEAR SOLID SNAKE EATER 3D	Tactical Espionage Action	Nintendo 3DS	Fiscal 2012	Worldwide
PUROYAKYU SPIRITS 2011	Sports (Baseball)	Multi-Platform	Fiscal 2012	Japan
JIKKYOU PAWAFURU PUROYAKYU 2011	Sports (Baseball)	Multi-Platform	Fiscal 2012	Japan
WORLD SOCCER Winning Eleven 2012	Sports (Soccer)	Multi-Platform	Fiscal 2012	Japan
Europe

Pro Evolution Soccer 2012	Sports (Soccer)	Multi-Platform	Fiscal 2012	North America
Project LOVEPLUS for Nintendo 3DS	Romance Communication	Nintendo 3DS	Fiscal 2012	Japan
Doctor Lautrec and the Forgotten Knights	Treasure hunting adventure	Nintendo 3DS	Fiscal 2012	Japan

*	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•

METAL GEAR SOLID.    With respect to our METAL GEAR SOLID series, we have sold over five million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and five million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. METAL GEAR SOLID 3 SNAKE EATER, launched in 2004, sold more than four million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, and METAL GEAR SOLID 4 GUNS OF THE PATRIOT, launched in 2008, sold more than 5 million units in total, increasing our total series sales to over 29.9 million units as of March 31, 2011.

•

Soccer titles.    We have sold a total of over 69.7 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe and North America) in worldwide as of March 31, 2011, since the initial title was released during the fiscal year ended March 31, 1996.

•	Baseball titles. We have sold a total of more than 21.4 million units of baseball titles in Japan as of March 31, 2011, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2009	2010	2011
Platforms	Units	Units	Units
	(sales units in tens of thousands)
PlayStation	1	0	—
PlayStation 2	469	241	130
PlayStation 3	761	472	588
PlayStation Portable	331	340	448
Game Boy	0	—	—
Game Boy Advance	0	—	—
Nintendo GameCube	0	—	—
Nintendo DS	433	335	349
Nintendo 3DS	—	—	41
Wii	454	438	349
Xbox	0	0	—
Xbox 360	179	152	251
PC	50	42	38
Other	3	0	0

Total	2,681	2,020	2,194

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

Platform Licenses

Our Consumer Games business is dependent on our license agreements with the manufacturers of hardware platforms. All of these licenses are non-exclusive with fixed terms although these contracts are usually extended for additional terms. Each license grants us the right to develop, publish and distribute titles for use on the manufacturer’s platforms. Manufacturers typically have the right to approve the titles to be released and embodied in products that are manufactured solely by the manufacturer or its authorized vendor.

The following table sets forth information with respect to our material platform licenses. In some instances, we have more than one platform license for a particular platform. All of the platform licenses shown below are automatically renewed on an annual basis.

Manufacturer	Platform	Territory	Initial Contract Date
Nintendo	Nintendo DS	Japan	October 1, 2004
Nintendo	Nintendo DS	United States and Canada	June 23, 2005
Nintendo	Nintendo DS	Europe	June 24, 2005
Nintendo	Wii	Japan	October 2, 2006
Nintendo	Nintendo 3DS	Japan	December 1, 2010
Sony	PlayStation 2	Japan	April 1, 2003
Sony	PlayStation 2	Asia	April 1, 2003
Sony	PlayStation 2	United States and Canada	October 25, 2001
Sony	PlayStation Portable	Japan	November 19, 2004
Sony	PlayStation Portable	Asia	May 1, 2005
Sony	PlayStation Portable	United States and Canada	February 11, 2005
Sony	PlayStation 3	Japan	October 20, 2006
Sony	PlayStation 3	United States and Canada	October 20, 2006
Sony	PlayStation 3	Europe	October 20, 2006
Sony	PlayStation 3	Asia	November 17, 2006
Microsoft	Xbox360	Worldwide	November 22, 2005

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

Our video game software products are sold in Japan primarily through our sales distribution network, which we coordinate, and offices throughout Japan. Each of these sales offices focuses its efforts on a specific area within Japan. We bear inventory risk until the product is sold to the retailer. However, once products are sold to a retailer, they cannot be returned unless they are defective. We believe that our distribution network is a major asset of our business. In addition, we also conduct online sales through a directly operated website, and online sales have accounted for a greater percentage of our sales each year since the year ended March 31, 2008 due to the strengthening of our website through sales of limited editions of our video game software products on our website.

In July 2010, as a new project, we opened our first antenna shop called “KONAMI STYLE Tokyo Midtown” which offers information and original limited-edition products available only at the store, and provides a place to gain a better understanding of KONAMI by offering the chance to customers to experience products yet to be released as well as implementing various events.

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

Social Networking Services Business

Social Networking Services Business Overview

Growth of broadband, online games and mobile phones as a platform

At the end of March 2011, the number of mobile phone handset subscriptions in Japan exceeded 119 million, and flat-rate pricing plans offered by communication carriers spread. Under such circumstances, the size of the mobile content market in the fiscal year ended March 31, 2011 grew to ¥55 billion, or an increase of 112% compared to the previous year. In particular, social games using social networking services platforms for mobile phones are popular, leading this recent rapid growth.

On the other hand, the market of the mobile phone handset has shifted from the existing feature phone handset to the smart phone handset equipped with iPhone and Android OS, and the usage of the smart phones in the social networking services platforms has been increasing. While users of social game contents in feature phones have shifted to the use of smart phones, there is still a small number of social game contents for smart phones that contents providers provide, and there spreads a large business opportunity.

In recent years, in North America, social games on PC platforms have become mainstream, and free service without basic fee or pay-per-item has led the market and continues to expand. Furthermore, although the applications market in the smart phones has also flourished, there is a severe competition due to low entry barriers.

In China, the pricing plans offered by communication carriers are not fully developed, and as a result, the market is still poised for growth. In South Korea, the pricing plans offered by communication carriers have expanded and smart phones have become prevalent, increasing the number of users of game contents.

Our Social Networking Services Business

We develop, publish, distribute and sell software for home video game systems, personal computers, mobile phones and online networks. We plan to actively enter the mobile phone and social networking services business in light of the recent growth of the online and mobile phone game markets, and we believe there may be new opportunities for profits with our software titles.

In October 2001, we established Konami Mobile Online, Inc. as our principal subsidiary developing games for mobile phones. In September 2003, we renamed it Konami Online, Inc. and added online game business to its existing businesses to manage online game infrastructures. Konami Online, Inc. later merged into KONAMI CORPORATION in April 2005. In the same month, KONAMI CORPORATION accepted new third-party shares issued by HUDSON SOFT CO., LTD. (“HUDSON”) and made it a consolidated subsidiary. Konami Digital Entertainment Co., Ltd. was established to take over our digital entertainment business and, starting from March 31, 2006, develop our online business for the purpose of synergetic effects between the former Computer & Video Games Software and Card Games businesses. We develop and distribute various contents for all domestic mobile network services, including i-mode, Yahoo! Keitai and EZweb. In 2003, we started the distribution of various game contents in North America, Europe and Asia. In Japan, we provide a download service for ringer melodies and wallpapers for mobile phones. Most of our games for mobile phones are mobile phone versions of our popular home video game software. Depending on the type of service, the subscription fee for users is ¥70 to ¥300 per month. As new services, we have distributed METAL GEAR SOLID TOUCH, DanceDanceRevolion S, PAWAFURU PUROYAKYU TOUCH and LOVEPLUS for the iPhone/iPod touch, to favorable reviews. We plan to add our successful sports titles to our distribution lineup. In connection with games for social networking services, DRAGON COLLECTION, for which the online distribution was launched on GREE in September 2010, acquired the top-ranking title, and we have steadily increased the number of users. Moreover, the online distribution of PAWAFURU YAKYU CLUB, a baseball social game in which players aim to become the strongest baseball club, was launched on GREE and the online distribution of SENGOKU COLLECTION, a warlord social game in which players aim to become a shogun ruler, was launched on Mobage. We also have reinforced the content roll-out for the social gaming market.

On April 1, 2011, we implemented a share exchange to make HUDSON our wholly-owned subsidiary. Since social networking services have significantly grown in recent years, signs of success in the social gaming business are becoming evident. We already have received high marks from customers on some of the contents and we intend to insert additional management resources into this area of social networking services. At the same time, HUDSON has moved its main business to network and contents related business and led the mobile industry in early stage. We made HUDSON our wholly-owned subsidiary to adequately respond to the changes in the market environment and to ensure building flexible production system and operation system within our group. Furthermore, while growth in the smart phones business is expected, we believe that opportunities to integrate the know-how of the KONAMI group with its high staging and producing ability for games with the strengths of HUDSON, with its outstanding planning ability and flexibility.

e-Amusement Business

Our e-Amusement business produces and sells video game machines and token-operated game machines for amusement arcades.

e-Amusement Arcade Games—Industry Overview

According to an industry statistical report, the amusement industry in Japan recorded total revenues of ¥673.9 billion in fiscal 2010. The breakdown by category is shown in the following table.

Amusement Industry—Revenues in Japan

	Fiscal Year Ended on March 31,
Industry	2004	2005	2006	2007	2008	2009	2010
	(billions of yen)
Amusement arcade operations	¥637.7	¥649.2	¥682.5	¥702.9	¥678.1	¥573.1	¥504.3
Amusement arcade games (Japan)
Video game machines	35.0	39.6	48.5	50.2	49.7	48.4	37.7
Token-operated game machines	37.4	37.0	46.0	48.5	44.0	37.1	28.9
Prize machines	16.8	14.6	12.7	14.0	12.7	10.3	7.8
Vending machines	18.5	19.5	19.3	18.4	16.9	12.1	10.2
Music simulation game machines	3.4	3.3	3.4	3.4	4.7	4.2	4.0
Card games, etc. (excluding kids’)	—	5.5	11.5	8.7	8.0	9.4	8.3
*Kids’ card games, etc.	—	—	—	23.7	19.6	15.0	10.9
Other	52.9	48.2	47.2	43.3	50.0	46.4	48.8

Sub-total	164.0	167.7	188.6	210.2	205.6	182.9	156.6
Amusement arcade games (exports)	13.9	12.9	10.6	13.2	13.5	13.3	13.0

Total	¥815.6	¥829.8	¥881.7	¥926.3	¥897.2	¥769.3	¥673.9

*	Sales amounts related to the Kids’ card games industry was added from fiscal 2007.

Source:	“Amusement Industry Survey, Fiscal 2010” (September 2010), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have diverse leisure alternatives. In Japan’s amusement industry as a whole, the revenues produced by the amusement arcade operations continued to decrease to ¥504.3 billion in the fiscal year ended March 31, 2010 from ¥573.1 billion in the fiscal year ended March 31, 2009 (according to the latest available data). This decrease in the industry-wide revenue was primarily due to shutdown of relatively small scale amusement arcades, which in turn had resulted from a decline in the number of customers and the level consumer spending amidst the deteriorating economy. The restructuring of the amusement industry such as development of large-scale amusement arcades attractive to customers continues. Furthermore, the sales volume of equipment continued to decrease to ¥156.6 billion in the fiscal year ended March 31, 2010 from ¥182.8 billion in the fiscal year ended March 31, 2009. This decrease was primarily due to reduced investment in plant and equipment by amusement arcade operators along with a decline in the number of amusement arcades and deterioration of revenues at the amusement arcades.

KONAMI’s e-Amusement Business—Video Game Machines

Our e-Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In the fiscal year ended March 31, 2011, we introduced approximately 20 new titles for video game machines for amusement arcades, more than 50% of which were sequel titles. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, and at the same time, some constitute a recognized brand such as DanceDanceRevolution and MAH-JONG FIGHT CLUB.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that cannot be replicated easily by home video game systems. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our e-Amusement business. Hit music simulation games have included DanceDanceRevolution, beatmania, pop’n music, GuitarFreaks & DrumMania. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

In March 2002, our e-Amusement business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by KONAMI, creating a new amusement arcade market. This service allows multiple players to participate in the same game simultaneously from different locations nationwide and to continue playing after saving the game. Our MAH-JONG FIGHT CLUB, which is our first title compatible with e-AMUSEMENT, is retaining its popularity in part due to events such as national conventions where players can try their skills in a tournament. With respect to MAH-JONG FIGHT CLUB ultimate version, the latest title in the MAH-JONG FIGHT CLUB series, we have introduced e-Amusement Participation (a method to share playing fees of users with operators) as a new business model enabling the distribution of new contents in sequence depending on the requests of users and operational status of the consoles, contributing to the enhancement of the operational ratio of the consoles and stable profits as well as providing the equipment necessary for consoles and systems at an inexpensive price, resulting in the mitigation of the initial investments by operators.

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

Video Game Machines—Marketing, Sales and Distribution

Konami Digital Entertainment Co., Ltd. markets and sells our video game machines for amusement arcades, and Konami Manufacturing and Service, Inc. handles our distribution business. As a result, we believe we have become able to provide more efficient services in our distribution activities. In overseas markets, our foreign sales subsidiaries are responsible for marketing, sales and distribution of our video game machines for amusement arcades.

e-Amusement Business—Overview of Token-Operated Game Machines Business

Token-operated game machines in Japan

As indicated in the previous table, as of fiscal 2010 sales of token-operated game machines amounted to ¥28.9 billion, comprising approximately 18% of the ¥156.6 billion Japanese amusement arcade game market. Also, as indicated in the following table, revenues from the e-Amusement business and revenues from the operation of token-operated game machines increased every year through fiscal 2007, but decreased from fiscal 2008. This decrease was caused by a decline in the number of customers due to the recent economic downturn and the revival of home video game machines such as Nintendo Wii as well as a trend of decline in the total number of amusement arcades.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2004	2005	2006	2007	2008	2009	2010
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥37.4	¥37.0	¥46.0	¥48.5	¥44.0	¥37.1	¥28.9
Revenues from amusement arcade operations	637.7	649.2	682.5	702.9	678.1	573.1	504.3
Revenues from token-operated game machines	163.1	176.2	179.7	199.8	195.1	167.0	148.3
Token-operated game machine revenues as a percentage of amusement arcade revenues	25.6%	27.1%	26.3%	28.4%	28.8%	29.1%	29.4%

Source:	“Amusement Industry Survey, Fiscal 2010” (September 2010), Japan Amusement Machinery Manufacturers Association.

Our e-Amusement Business—Overview of Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our popular token-operated game machine released in February 2011 called “AnimaLotta” is a ball-drawing type of and token-operated game which can be played not only in the cabinet but also by using Wi-Fi enabled devices such as PlayStation Portable and iPhone.

Medium- and large-sized game machines, which attract older children and adults, are supplied mainly to amusement arcades. In addition to SPINFEVER and GRANDCROSS, our principal machines include the ETERNAL KNIGHTS series, a new sensory experience adventure game simulation RPG, the FANTASTIC FEVER series and the GI series, large-scale horse race games in which users can bet tokens and play racing games or training games. We also sell the Tower Pusher series, small-sized token-operated game machines. In this way, we are advancing a full lineup of various types of token games.

Token Operated Game Machines—Production

Our domestic token-operated game machines are developed in our production facilities in Kanagawa, Japan. As for production, Konami Manufacturing and Service, Inc. produces the domestic token-operated game machines.

Token Operated Game Machines—Marketing, Sales and Distribution

While Konami Digital Entertainment Co., Ltd. markets and sells our token-operated game machines, Konami Manufacturing and Service, Inc. is in charge of distribution.

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline, the child population is expected to continue to decline slightly in the future. According to the National Institute of Population and Social Security Research, the number of births in Japan has declined from 2.09 million in 1973 to 1.07 million in 2009. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 16.9 million in the population census of 2010. The population of children is expected to fall below 10 million in 2039.

The phenomenon of children abandoning toys at a younger age is due to the changing pattern of children’s lives. A large number of children go to music classes (piano classes, etc.), fitness clubs (swimming schools, etc.) and cram schools (educational institutions to help enter kindergartens, primary schools and junior and senior high schools) from infancy, and thus, they spend less of their leisure time playing with toys than previous generations did. Moreover, electronic toys such as Nintendo DS now occupy an important position in the toy market. These toys are also used by younger people. The popularity of electronic games is a significant factor for the decreasing demand for general toys.

Trends and Characteristics of Toy Demand

In recent years, the toy and hobby business has been under difficult conditions not only due to the declining birthrate but also due to the diversification and the changes in customer’s preference.

Under these circumstances, the age target set by toy makers has widened from infants aged zero to seniors. Furthermore, the trading card game products, regarded to belong to the peripheral area of conventional toys, are expected to expand due to the release of new products, such as new games that are played in combination with the PC browser games.

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

Marketing, Sales and Distribution

Marketing and sales in Japan are mostly conducted through direct sales to retailers, but depending on our target users and market conditions, we may choose more suitable methods. In July 2001, we opened the Konami Card Game Center in Tokyo as a customer service base for our Card Games business and in April 2011, it moved to Tokyo Midtown, where our headquarters are located, changed its name to KONAMI CARDGAME STATION and commenced new operations. Although we used to have partnership with retailers in the United States and Europe, we have switched to our independent distribution and have conducted sales in the United States since December 2008 and in Europe since April 2009, respectively.

Gaming & Systems Segment

Our Gaming & Systems segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Net revenues generated by our Gaming business, before elimination of intersegment revenues, amounted to approximately ¥19,996 million in fiscal 2010 and approximately ¥21,868 million in fiscal 2011, an increase of approximately ¥1,872 million, or 9.4%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America and Australia.

Gaming Industry Overview

Global Gaming Industry

The North American market is the world’s largest gaming market, followed by the Asia-Pacific market. Other major gaming markets include South America, Africa and Europe. Casinos are authorized to operate in more than 130 countries, and the number of countries authorizing casinos has been increasing each year.

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

We originally started our Gaming & Systems segment with sales of video slot machines in Australia and later introduced our video slot machine products into the North American market. We are currently focused on the development of new models, including mechanical slot machines, to secure revenues generated in the North American market.

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. We participated in the Global Gaming Expo in November 2010, and exhibited and received favorable reviews for, a wide-ranging product lineup that responded to the needs of each relevant market. It included new content for KP3, the new electronic platform with 3D graphics capability, which was loaded onto the Podium, new cabinet (outer structure) for the expo; Advantage3, the new 3-reel mechanical slot machine, Advantage Revolution, the latest slot machine in which progress has been made in the staging elements; Advantage 5; and the Konami Casino Management System.

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

Pachinko & Pachinko Slot Machines Segment

Our Pachinko & Pachinko Slot Machines segment is involved in the production, manufacturing and sales of LCDs for pachinko machines and pachinko slot machines. Net revenues generated by this segment, before elimination of intersegment revenues, amounted to ¥17,987 million in fiscal 2011, an increase of ¥3,558 million from ¥14,429 million in fiscal 2010.

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

Currently, we typically introduce between three and five new software programs for LCDs each year. Pachinko machines must be inspected by the Security Association, an extra-governmental organization associated with the Metropolitan Police Department, before being marketed in Japan. This process exposes us to possible delays in our introduction of new software because we may be required to change software content.

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

Development, Production and Components Supply

We outsource a portion of the production of our software for LCDs we develop to third parties who produce our software to our circuit design specifications. We also work with third-party contractors who integrate the software with LCDs, semi-conductors and printed circuit boards that we order from major electrical manufacturers in Japan. We have encountered difficulties in the past in procuring LCDs in sufficient quantities, although less so currently due to the increasing production capabilities of LCD makers. However, there is also increasing demand for semiconductors due to advanced LCD technologies and we place orders in advance to meet the requirements, in order to avoid future procurement problems. We have not encountered, and do not expect to encounter, any difficulty in procuring printed circuit boards for our use. After our contractors have integrated the software and hardware, we then supply the bundled unit to the pachinko hardware manufacturer for the relevant pachinko machines.

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

Like pachinko machines, pachinko slot machines must be inspected by the Security Association. Since changes may need to be made to the software or hardware following the inspection procedure, the release of new pachinko slot machines may at times be delayed.

During the fiscal year ended March 31, 2011, we released four different pachinko slot titles. In the future, we plan to expand our market share by utilizing our experience in game development and the various rights to content held by us to create new types of pachinko slot machines with high entertainment value.

Marketing and Sales

We sell our pachinko slot machines through two different methods. The first is to sell our pachinko slot machines to pachinko halls and pachinko slot halls directly, and the other is to sell through agencies. We will continue to maintain a strong alliance system to expand sales.

Market Environment

The number of pachinko and pachinko slot outlets in Japan has decreased in the last few years. According to statistics released by the National Police Agency in April 2011, the number of nationwide pachinko outlets has decreased by 173, or 1.4%, to 12,479 at the end of 2010 compared to the previous year and the number of pachinko machines per outlet was 365.0, an increase of 2.5% compared to the previous year.

Health & Fitness Segment

Our Health & Fitness segment is comprised of the operation of fitness clubs and the design, manufacture and sales of fitness machines and fitness-related products.

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥85,911 million in fiscal 2011, an increase of ¥146 million from ¥85,765 million in fiscal 2010.

Fitness Club Business

Industry Overview

According to “Fitness Club Industry Trends in Japan, 2009” published by Club Business Japan, revenues generated at private fitness club in Japan have increased from ¥379.6 billion in 2004 to over ¥400 billion in 2009, and although the number of private fitness club memberships has showed an increase from 3.78 million in 2004 to over 4 million in 2008, it dropped below the 4 million level in 2009. This cause was deemed to a decrease in the enrollment of young people aged from 20 to 35. Particularly a decrease in the enrollment of women, while admission of middle-aged and senior adults increased. In 2010, the number of major fitness club memberships remained at approximately the same level as the previous year and it is anticipated that this trend may not change significantly in 2011.

On the other hand, the number of facilities continued to increase but not at the same pace as in 2007 when an increase of 20% was recorded compared to the previous year, and the total number of facilities was estimated to be 3,388 as of the end of December 2009. Although nearly 400 small-scale circuit-training gyms opened each year in 2006 and 2007, such pace steadied down in 2009 with the opening of 98 small-scale circuit-training gyms. A pace of opening of new types of facilities such as small-scale gyms exclusively for women and studio-type facilities specialized in yoga and Pilates exercise has declined, and it was reported that 152 clubs were newly opened overall in 2009. In 2010, the number of new gyms declined compared to the previous year and it is anticipated that the number of fitness club facilities will stabilize.

Despite this slower pace, because facilities in line with the diversity of customers’ preferences were continuously opened, the overall supply of facilities exceeded demand, resulting in intensified competition in the same sales areas located mainly in metropolitan areas. As a result, the number of membership per facility has been on a declining trend that has continued since 2005 as stated in the aforementioned “Fitness Club Industry Trends in Japan, 2009”.

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

Our Fitness Club Business

Through our acquisition of a majority of the outstanding common stock of PEOPLE CO., LTD. in February 2001, which we renamed Konami Sports Corporation, we have become the leading operator of health and fitness clubs in Japan in terms of revenues, members and total number of facilities. Since our acquisition of PEOPLE CO., LTD., we have grown our fitness club business primarily through acquisitions of other fitness clubs. We increased our presence in this market even further through the acquisition in February 2002 of a majority of the shares of the Daiei Olympic Sports Club, Inc., one of the major fitness club operators in Japan in terms of revenues, which was subsequently taken over by Konami Sports Corporation in October 2002. In 2006, Konami Sports Corporation (the predecessor of Konami Sports & Life Co., Ltd.) merged with Konami Sports Life Corporation. These acquisitions were part of our strategy to diversify our revenue base. Fitness club revenues tend to be more stable than revenues in other segments, which can fluctuate widely depending on the release of hit products. Fitness clubs also tend to have a more diverse consumer base across both gender and age. Finally, we expect that our fitness clubs will provide demand for our fitness machine business.

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

As of March 31, 2011, we directly owned and operated a nationwide network of 208 fitness clubs and operated an additional 152 sports facilities outsourced to us. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We also act as a nationwide agent of health and fitness programs for the Japan area, acquiring licenses for programs having worldwide popularity, and supply these programs to other fitness clubs as well. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations and publishing a web magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. We believe that there are further opportunities to grow our business profitably. While Japan’s population is growing very slowly, is aging rapidly, and is projected to begin contracting in the future, the percentage of the population that are members of fitness clubs is significantly lower in Japan than it is in the United States. First, we plan to carefully continue opening of new fitness club facilities focusing on their profitability in a short to medium term, while critically assessing the profitability of existing facilities. Second, we believe that we can increase our market penetration by adding services and facilities that will attract new members from all age groups. We plan to differentiate us from our competitors by introducing fitness machines that include differentiated features, by digitizing health management, and by expanding our business into value-added services that can meet the evolving needs of consumers such as enhancement of hot bath facilities and adjacent development of soccer and golf schools. In September 2010, we set up a booth at the 37th International Home Care & Rehabilitation Exhibition H.C.R 2010 to introduce our original equipment developed in response to an aging society.

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

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the fitness club industry in Japan, we unified our collection of brands, including XAX and PEOPLE, into a single brand: Konami Sports club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides fee-based individualized lessons for each customer. Furthermore, we launched the first official i-mode, Ezweb, Yahoo! (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information, and in January 2011, we launched iPhone compatible applications. Going forward, we plan to offer an IT health management system that will enable comprehensive management of a person’s health, connecting the three aspects of daily health and lifestyle—the fitness club, the home and outside home.

Not only do we focus more on improving the quality of our services than on reducing our member prices within the fitness clubs in order to compete efficiently, we also offer value-added services such as spa and massage for extra charges. Also, outside of the fitness clubs, we offer various sporting events and tours in which our members can participate.

Our Health & Fitness segment develops fitness machines for home use by our consumers and fitness equipment for serious exercise for use principally in our sports fitness clubs, Konami Sports Clubs. In fiscal 2006, we completed a full lineup of our fitness machines, such as the “EZ series”, and these machines are now in Konami Sports Clubs. We also have several new machines in various stages of development. In addition, since COMBI WELLNESS Corporation became a wholly-owned subsidiary in May 2006, our product portfolio was expanded, including “Aerobike”, our principal product in this business.

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

In fiscal 2010, as one of the Ministry of Economy, Trade and Industry’s “Community-based Comprehensive Health Service Industry Creation Projects”, a consortium of six organizations including KONAMI has promoted health enhancement projects using IT in Takamatsu, Kagawa and its surrounding areas. We have engaged in efforts to support health enhancement of community residents through the utilization of IT, such as exercise and dietary instruction through IT collaboration between medical institutions and fitness clubs, and the promotion of walking through the use of a pedometer and health management software developed by us.

In fiscal 2011, we engaged in the development of the new training instruction method by integrating Konami Sports Club’s fitness instruction know-how with supervision of tour coaches of professional golf players and golf swing analysis system. We opened Konami Sports Club Golf Academy in the facilities of the Konami Sports Clubs where we provide individual training based on swing data. Further, we are involved, as a representative organization, with the Ministry of Economy, Trade and Industry’s “Regulatory Reform and Industry Creation Research Projects in the Medical and Nursing Care related Areas”, a consortium engaged in the creation of new services in the healthcare field in collaboration with the medical and nursing care organizations in the Kyoto and Osaka regions.

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

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we are making efforts to provide an ever higher quality of service through the “digitization of health control” and the “enhancement of programs”. We have expanded the introduction of “e-XAX”, an IT health control system in which individual exercise histories and data for the enhancement of health are maintained, and continued the promotion of various programs such as “6 WEEKS”, a countermeasure program for lifestyle-related diseases and “BIOMETRICS”, a diet program, Targeting Waist Program, a program to combat metabolic syndrome. We provide three services at Konami Sports Club: XAX, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting younger age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 82.2% of the total operating income of our Health & Fitness segment in fiscal 2011.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of the relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. Our operating income generated from operation of facilities by contract accounted for 7.8% of total income of our Health & Fitness segment in fiscal 2011. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in fiscal 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, we offered an experience-oriented tour of the LES MILLS in New Zealand for which we are licensed, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 10.0% of total income of our Health & Fitness segment for fiscal 2011.

Marketing

Our marketing campaigns are directed by our in-house Facility Operation Department. This team conveys each of our nationally branded fitness clubs as the premier network of fitness clubs in that region. Advertisements are designed to highlight the consistent quality and high value-to-price ratio that we believe we provide through a combination of our membership programs, club facilities and personnel. Our goal is to achieve broad awareness of our brand names primarily through television, newspaper, and magazine and our web site.

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

Our significant brand licensing activities include the following:

•

We have obtained licenses from the Union of European Football Associations (UEFA), Major League Baseball Properties, Inc., and Major League Baseball Players Association, FIFPro Commercial Enterprises BV, Copa Libertadores (Confederación Sudamericana de Fútbol (CONMEBOL)) and Japanese sports organizations such as the Professional Baseball Organization of Japan, the Japan Professional Soccer League, or J-League, and the Japan Football Association.

•	We have obtained licenses from film makers, comic’s publishers and animation companies, including Nihon Ad Systems Inc., Shueisha, Kodansha and Shogakukan Production Co., Ltd.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2009, 2010 and 2011:

Year Ended March 31, 2009	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment (1)	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	¥229,411	¥43,779	¥33,158	¥5,784	¥312,132	¥(29,722)	¥282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Property and equipment, net	¥57,951	¥2,238	¥112	¥251	¥60,552	—	¥60,552

Year Ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment (1)	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	¥199,427	¥33,845	¥22,598	¥6,560	¥262,430	¥(18,950)	¥243,480

Operating income	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Property and equipment, net	¥60,345	¥1,739	¥93	¥257	¥62,434	—	¥62,434

Year Ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment (1)	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	¥201,244	¥32,144	¥18,670	¥6,687	¥258,745	¥(21,548)	¥237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Property and equipment, net	¥56,742	¥2,460	¥77	¥229	¥59,508	—	¥59,508

Year Ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Thousands of U.S. Dollars)
Net revenues:
Customers	$2,338,316	$443,416	$234,817	$86,133	$3,102,682	—	$3,102,682
Intersegment (1)	208,875	22,093	19,976	8,539	259,483	$(259,483)	—

Total	2,547,191	465,509	254,793	94,672	3,362,165	(259,483)	3,102,682
Operating expenses	$2,420,253	$386,578	$224,534	$80,421	$3,111,786	$(259,146)	$2,852,640

Operating income (loss)	$126,938	$78,931	$30,259	$14,251	$250,379	$(337)	$250,042

Property and equipment, net	$682,405	$29,585	$926	$2,754	$715,670	—	$715,670

1.	Intersegment means transactions between geographic areas.
2.	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

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

In fiscal 2010, our net revenues decreased ¥10,769 million in the United States and ¥13,541 in Europe, respectively, resulting mainly from no release of new series of the METAL GEAR SOLID of video game software as well as failure to achieve sales of the DanceDanceRevolution series to the same level as the previous fiscal year. Similarly, in Europe, we did not release any new series of the METAL GEAR SOLID of video game software and achieve sales of the Pro Evolution Soccer series to the same level as the previous fiscal year.

In fiscal 2011, our net revenues increased ¥1,159 million in the United States and decreased ¥2,585 million in Europe. The increase in the United States was due to the steady performance of the KARAOKE REVOLUTION Glee of video game software and Def Jam Rapstar of music game. In Europe, we did not release any new series of the METAL GEAR SOLID of video game software and achieved sales of Pro Evolution Soccer series to the same level as the previous fiscal year.

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

In October 2003, Konami of America, Inc., our sales subsidiary in the United States, added a new function of overseas business administration to its existing sales business and changed its name to Konami Digital Entertainment, Inc. It established a new administrative office in Los Angeles in order to conduct various activities responding to local market needs for expanding shares of our computer and video games business overseas. Subsequent to the introduction of this regional autonomy system from April 2005, all overseas offices in our Digital Entertainment business changed their names to Konami Digital Entertainment, and we have promoted the establishment of the global Digital Entertainment business system.

We are committed to building our market share in China by localizing our popular products for the Chinese market. Additionally, in Korea, we released the PC online-game version of the WORLD SOCCER Winning Eleven series in March 2006, and following the release of the online-game version of Yu-Gi-Oh. We plan to start full operation in other Internet-developed countries in Asia. In order to allow for flexible development and sales, we incorporated a company in Korea in May 2008.

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

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	Pachinko slot machines and LCDs for pachinko machines

Health & Fitness	Fitness machines such as EZ series and AEROBIKE, nursing care machines such as Motorcise and supplements such as Collagen Cristal Ottimo. Programs such as 6WEEKS and IT health management system such as e-XAX.

Year Ended March 31, 2010
Segment	Focus of R&D Activity

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

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	Pachinko slot machines and LCDs for pachinko machines

Health & Fitness	Fitness machines such as EZ series and AEROBIKE, nursing care machines such as Motorcise and supplements such as PROTEIN PRO. Programs such as 6WEEKS, IT health management system such as e-XAX and new health management approaches in relation to the Ministry of Economy, Trade and Industry’s projects using IT in Takamatsu.

Year Ended March 31, 2011
Segment	Focus of R&D Activity

Digital Entertainment

Game software such as World Soccer Winning Eleven 2011 and Pro Evolution Soccer 2011 and METAL GEAR SOLID series and games for social networking services such as DRAGON COLLECTION and SENGOKU COLLECTION.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games, medium- and large-sized token-operated games and amusement machines compatible with e-AMUSEMENT.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	Pachinko slot machines and LCDs for pachinko machines

Health & Fitness	Nursing care machines such as STEPWELL2 and supplements such as PROTEIN PRO. Programs such as 6WEEKS, IT health management system such as e-XAX and verification of new health management services and business models in relation to the Ministry of Economy, Trade and Industry’s medical and nursing care related services industry creation research projects, iPhone compatible application such as Konami Sports Club for iPhone.

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

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., (currently, SQUARE ENIX HOLDINGS CO., LTD.) is expected to focus on strengthening software development and expanding the lineup of online games. Also, in October 2004, Sammy Corporation founded Sega Sammy Holdings Inc., a holding company through which it acquired SEGA Corporation. In addition, Bandai Co., Ltd. and Namco Limited consolidated their operations to establish Namco Bandai Holdings Inc. in September 2005, and later established Namco Bandai Games Inc. through the consolidation of their domestic game businesses in March 2006. Furthermore, KOEI Co., Ltd. and TECMO Ltd. consolidated their operations to establish TECMO KOEI Holdings Co., Ltd. in April 2009. In addition, HUDSON became our wholly owned subsidiary as a result of a share exchange in April 2011.

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

Our most significant competitors in the market for card game products and toy and hobby products are mainly toy makers, such as Namco Bandai Holdings Inc. We believe that the most significant competitive factor in the market for card game products and toy and hobby products is the ability to timely develop popular products based on appealing characters and themes. In addition, there have been business reorganizations such as consolidation of the operations of Takara Co., Ltd. and Tomy Co., Ltd. in March 2006 and their establishment of Takara Tomy Co., Ltd.

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

Intellectual Property

As of March 31, 2011, we had approximately 2,891 trademarks, 2,026 patents, one registration of utility models and 86 registered designs (excluding applications pending) in Japan and we also had approximately 5,103 trademarks, 2,138 patents and 237 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, fitness machines, nursing care machines, nursing prevention care machines, LCDs for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

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

We do not own the trademarks, copyrights or patents covering the proprietary information and technology utilized in the game consoles marketed by Nintendo, Sony, Microsoft or, to the extent licensed from third parties, the brands, concepts and game programs featured in and comprising our software. See Item 4. “Information on the Company.” B “Business Overview—Brand Sourcing”. Accordingly, we must rely on the trademarks, copyrights and patents of these third-party licensors for protection of such intellectual property from infringement. Under our license agreements with certain licensors, we may bear the risk of claims of infringement brought by third parties and arising from the sale of software.

Regulations

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

Changes in control of the Company through merger, consolidation, acquisition of assets or stock, management or consulting agreements or any act or conduct by a person whereby he obtains control, may not occur without the prior investigation of the GCB and approval of the Commission. Entities seeking to acquire control of us must satisfy the GCB and the Commission in a variety of stringent standards prior to assuming control. The Commission may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

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

Changes in control of the Company through merger, consolidation, acquisition of assets or stock, management or consulting agreements or any act or conduct by a person whereby he or she obtains control, may not occur without the prior approval of the Mississippi Commission. Entities seeking to acquire control of us must satisfy the Mississippi Commission in a variety of stringent standards prior to assuming control. The Mississippi Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

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

Federal United States Registration

The Federal Gambling Devices Act of 1962 (the Act) makes it unlawful for a person to manufacture, transport, or receive gaming machines, gaming devices or components across interstate lines unless that person has first registered with the Attorney General of the U.S. Department of Justice. We are so registered and must renew our registration annually. In addition, gambling device identification and record keeping requirements are imposed by the Act. Violation of the Act may result in seizure and forfeiture of the equipment, as well as other penalties. We have complied with the registration requirements of the Act.

Native American Gaming Regulation

Gaming on Native American lands is governed by federal law, tribal-state compacts, and tribal gaming regulations. The Indian Gaming Regulatory Act of 1988, or the IGRA, provides the framework for federal and state control over all gaming on Native American lands and is administered by the National Indian Gaming Commission, or the NIGC, and the Secretary of the U.S. Department of the Interior. IGRA requires that the tribe and the state enter into a written agreement, a tribal-state compact, which governs the terms of the gaming activities. Tribal-state compacts vary from state-to-state and in many cases require equipment manufacturers and/or distributors to meet ongoing registration and licensing requirements. In addition, tribal gaming commissions have been established by many Native American tribes to regulate gaming related activity on Indian lands. We manufacture and supply gaming equipment to Native American tribes who have negotiated compacts with their state and have received federal approval. We possess approvals to supply gaming equipment and components to Native American casinos in several States.

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

Property

The following table sets forth information, as of March 31, 2011, with respect to our principal facilities:

Belong to	Location	Uses	Space	Tenure	User
			(square meters)

Holding Company	Minato-ku, Tokyo	Administrative	1,238	Leased	Holding Company

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo	Production, Sales, Administrative	32,279	Leased	Konami Digital Entertainment Co., Ltd.

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 201 locations	Fitness club	734,096	Some owned and some leased	Konami Sports & Life Co., Ltd.

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Training Facility	547,137	Owned	Corporate

Konami Real Estate, Inc.	Zama-shi, Kanagawa Kobe-shi, Hyogo, and Other	Production, Manufacturing, Administrative	56,858	Owned	Konami Digital Entertainment Konami Manufacturing and Service, Inc., and Other

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Sales, Administrative	4,979	Leased	Konami Digital Entertainment, Inc.

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Sales, Administrative	4,582	Leased	Konami Digital Entertainment GmbH

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C. Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2011. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)		Ownership interest Voting rights (%)	Principal business	Establishment date

In Japan

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo		¥26,000	100	Planning, production, and distribution of social games, online games, computer & video games, amusement machines, card games, content for mobile phones and toys	March 2006

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo		¥13,000	100	Operation of fitness clubs and sales of fitness equipment	March 1973

KPE, Inc.	Minato-ku, Tokyo		¥1,000	100	Production, manufacturing and sales of pachinko LCDs and pachinko slot machines	June 1999

TAKASAGO ELECTRIC INDUSTRY CO., LTD.	Osaka City, Osaka		¥6,651	100	Development, manufacturing and sales of pachinko slot and pachinko machines	July 1956

Konami Real Estate, Inc.	Minato-ku, Tokyo		¥10,000	100	Real estate management	December 1987

HUDSON SOFT CO., LTD.	Minato-ku, Tokyo		¥5,064	54	Development of video game, mobile and online game software	May 1973

Internet Revolution, Inc.	Minato-ku, Tokyo		¥1,250	70	Operation of portal site	February 2006

Resort Solution Co., Ltd. (1)	Shinjuku-ku, Tokyo		¥3,948	20	Operation of golf courses, hotels and resorts	February 1931

Ten other companies

Overseas

Konami Digital Entertainment, Inc.	El Segundo, U.S.A.	U.S.$	23.9	100	Sales of video game software, toys and hobby products and production and sale of amusement games	November 1982

Konami Corporation of America	Delaware, U.S.A.	U.S.$	35.5	100	Holding company	October 1996

Konami Gaming, Inc.	Las Vegas, U.S.A.	U.S.$	25.0	100	Production and sales of gaming machines	February 1997

Konami Digital Entertainment B.V.	Amsterdam, Netherlands		€9.0	100	Holding company, production and sale of toys and hobby products	November 1997

Konami Digital Entertainment GmbH	Frankfurt am Main, Germany		€5.1	100	Sales of video game software	December 1984

Name	Registered office	Issued share capital (in millions)		Ownership interest Voting rights (%)	Principal business	Establishment date
Konami Digital Entertainment Limited	Hong Kong, China	HK$	19.5	100	Sales of video game software and amusement arcade games and sales of toys and hobby products	September 1994

Konami Software Shanghai, Inc.	Shanghai, China	U.S.$	2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$	30.0	100	Production and sales of gaming machines	November 1996

Three other companies

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4. “Information on the Company.” B “Business Overview” of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2011 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2011 in this annual report refers to the fiscal year ended March 31, 2011, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment products, health products and services provider. We publish and distribute video game software for use by customers with home and handheld video game systems, principally those manufactured by Sony, Nintendo and Microsoft, and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of fitness clubs in Japan. We produce and market health-related products. Furthermore, we produce and market a variety of entertainment and components, including LCDs for pachinko machines, pachinko slot machines and gaming machines. We earn revenues and income and generate cash from the sales of these products and services.

We divide our worldwide operations principally into four business segments for financial reporting purposes: Digital Entertainment, Gaming & Systems, Pachinko & Pachinko Slot Machines and Health & Fitness. The net revenue of these segments, before elimination of intersegment revenues, accounted for 51.6%, 8.5% , 7.0% and 33.3%, respectively, of our total net revenue in fiscal 2011. Our consolidated net revenue for fiscal 2011 was ¥257,988 million.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent remain, affected by individual products or a series of products that are hits with consumers such as video game software and card game. See “Factors Affecting Our Results of Operations—Hit Products.” We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, featuring a growing number and variety of products and services. We are also diversifying our revenue sources by expanding our businesses overseas. Our Digital Entertainment segments have been active in the North American and European markets and our Gaming & Systems segment has actively developed its operations particularly in the North American market, the biggest gaming market in the world with high future growth potential.

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

The Japanese health industry in which our Health & Fitness segment operates is also feeling the impact of the recession. The fitness club industry where we boast a large market share has accelerated the price decline of membership fees and various services due to the intensified competition triggered by a decline in consumer spending. The number of fitness club members decreased. At the same time, due to the enforcement of health-related laws and regulations, there has been a growing interest in nursing care prevention as Japan’s population grows older. Measures to tackle lifestyle-related diseases have been taken at the national level and steps to maintain good health are underway. We believe there will be an increasing demand for health-related services among middle-aged and senior consumers.

In our business, hardware manufacturers have now released their next-generation computer entertainment systems such as Nintendo Wii, Sony Computer Entertainment PlayStation 3 and Microsoft Xbox 360, and handheld game consoles such as Nintendo DS and Sony PlayStation Portable have been well received by a broad range of users regardless of age or gender and Nintendo 3DS was released, and the home game market in Japan and abroad has been strong. Moreover, we have also been actively expanding overseas, taking advantage of opportunities for growth in foreign markets, such as North America and Europe, and we are increasingly dependent on our overseas business. For example, in the sports video game category, soccer titles such as the Winning Eleven series, including WORLD SOCCER Winning Eleven (called “Pro Evolution Soccer” in Europe and North America), continue to gain popularity in Japan and Europe and recorded sales of over 8.4 million units in fiscal 2009, over 7.49 million units in fiscal 2010 and over 7.51 million units in fiscal 2011. We seek to continue expanding our business by introducing products that were hits in the Japanese market into overseas markets, as well as developing and introducing products that reflect the unique customer preferences and the competitive environment in each market.

Our main business strategies for each segment are as follows:

•	Digital Entertainment Segment

In our Consumer Games business, we are striving to strengthen our content lineup and make it attractive to customers not only in Japan, but also worldwide in North America, Europe and Asia, by developing products that respond to the characteristics of each market.

In our Social Networking Services business, we plan to continue providing “intangible” services, adding value in new ways as made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, including social games, mobile games and PC online games.

In our e-Amusement business, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades on line throughout Japan, by strengthening existing content and introducing new titles. Furthermore, in addition to our sales in the matured domestic market, we attempt to expand our sales overseas, focusing on Asia.

In our Card Games business, we are aiming to develop and acquire highly recognized characters and contents both produced by us as well as licensed by third parties, in order to expand our product lineup.

•	Gaming & Systems segment

In the Gaming & Systems segment, we aim to increase our revenue through development of competitive slot machine and system offerings, better services for clients, expansion of the markets for our casino management systems, enhancement of the competitiveness of our goods, improvement of client training and further expansion of participation.

•	Pachinko & Pachinko Slot Machines segment

In the Pachinko & Pachinko Slot Machines segment, we aim to expand our market share through the provision of products by taking advantage of the entertainment know-how that we have cultivated over the years in response to the changes in the market, such as play methods and changes in user preferences.

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

Factors Affecting Our Results of Operations

Factors Affecting Combined Results of Operations

A number of factors affect revenues and expenses across several of our segments, and therefore have a substantial impact on our combined results of operations. These factors subject to the impacts of economic trends include a decline in consumer spending, price surge of raw materials, falling price of products, the importance of “hit products” that respond to trends in popular culture, intellectual property licensing, seasonal fluctuations, investments and acquisitions.

Economic Trends

Home game software and card games, which are enjoyed at home, are generally deemed to be less affected by a weak economy. However, with respect to amusement arcade games, a decline in consumer spending caused by the deterioration of the economy would cause fewer people to visit amusement arcades more frequently, which may result in the deterioration of the operator’s business. If purchasing power decreases due to the deterioration of the operator’s business, sales of our amusement arcade games will be affected. In addition, in the worst case scenario, we may not be able to collect payment for goods we have sold. We attempt to prevent risk by purchasing credit insurance under the assumption that the worst case scenario, such as the bankruptcy of our buyers, will occur in addition to building a scheme under which we conduct sales upon careful evaluation of the credibility of our buyers. Furthermore, with respect to the operation of fitness clubs, similarly to amusement arcades, a decline in consumer spending may trigger a decrease in the number of members and a reduction in collection of membership fees. We aim to acquire new members and to keep our members from withdrawing from membership by attempting to enhance the quality of our services.

Hit Products

Most of our non-fitness related revenues come from sales of entertainment software and devices and are dependent on our ability to anticipate or influence the kinds of games and products that are popular with consumers. Revenues for our Digital Entertainment and Gaming & Systems segments are strongly influenced by whether individual products or a series of products become “hits” with consumers. A single hit product can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through expansion and extension of the concept or characters from a popular game.

Previously, our strategy was to develop a large number of titles for various platforms, in order to limit fluctuations in sales. However, due to recent changes in the business environment, such as the spread of online games, and our expansion into overseas markets, we have decided to adopt a new strategy of increasing revenues for each title through streamlining and enhancing the versatility of our content. Accordingly, we are cutting the number of titles through a process of “Selection and Concentration”, which we expect will provide a more consistent stream of revenues from each hit title. We have also decreased the volatility of our net revenues by entering the fitness club business, which we believe provides a more stable revenue base.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on the successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold to over 500 licenses in fiscal 2011.

These licenses typically require a guarantee of minimum future guaranty. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our minimum guaranty. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen an acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to obtain higher revenues. For example, our Yu-Gi-Oh! Trading Card Game originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our

“media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! Trading Card Game for our Card Games business and as a video game for our Consumer Games business.

Seasonal Fluctuations

Many of our products are in the greatest demand from November to January. These months correspond to the periods of children’s school holidays, and it is customary in Japan to buy such products as Christmas and New Year presents in December and January. In addition, demand in the United States is highest from November, starting with Thanksgiving and through the Christmas season. However, our earnings may not necessarily reflect the seasonal patterns of the industry as a whole as a result of increased sales due to the occurrence of various sports events or the release of “hit” titles.

Investments and Acquisitions

We have sought growth and diversification through investments and acquisitions in sectors that are expected to result in increased revenue stability and growth. These investments and acquisitions affected the composition of our assets and liabilities and our results of operations, sometimes materially. Among other things, we recognized an increase in the amount of goodwill and intangibles with indefinite life on our consolidated balance sheet in connection with such acquisitions, which we test for impairment at least on an annual basis—see “—Critical Accounting Policies—Valuation of Intangible Assets and Goodwill”.

In particular, we have conducted the following transactions:

•

Sale of 23.0% of the common stock of TAKARA Co., LTD. (“Takara”), which KONAMI CORPORATION had acquired in fiscal 2001 and 2002, in April 2005, for which we realized a gain on sale of ¥6,917 million in the first quarter of fiscal 2006.

•

Consolidation of HUDSON SOFT CO., LTD. (“HUDSON”), which was previously an affiliate accounted for by the equity method after our acquisition of 45.5% of its common stock in fiscal 2002, in April 2005, due to a capital investment of ¥1,434 million whereby KONAMI CORPORATION increased their interest to 54.0%. HUDSON became our wholly owned subsidiary as a result of a share exchange in April 2011.

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

•	Acquisition of all the shares of COMBI WELLNESS Corporation for a total cash consideration of ¥600 million by KONAMI CORPORATION in May 2006, through which it became our wholly-owned subsidiary.

•	Acquisition of Blue Label Interactive, Inc. on June 22, 2006, by Konami Digital Entertainment, Inc., our U.S. affiliated company, for a total cash consideration of ¥1,099 million.

•

Acquisition of 91.9% of the common stock of Sportsplex Japan Co., Ltd. for a total cash consideration of ¥509 million by KONAMI CORPORATION on March 6, 2008, through which it became our subsidiary. On June 30, 2008, it was merged into Konami Sports & Life Co., Ltd.

•

Acquisition of TAKASAGO ELECTRIC INDUSTRY CO., LTD. (formerly Abilit Corporation, “TAKASAGO”) as our wholly owned subsidiary as a result of a share exchange on January 1, 2011. 0.052 shares of our common stock were delivered by allotment for each one share of common stock of TAKASAGO, and 2,593 thousand shares of treasury stock held by us were used for the allotment of shares to the shareholders of TAKASAGO.

Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars and Euro, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar and yen-Euro exchange rates. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of changes in equity in accumulated other comprehensive income (loss) until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are made in U.S. dollars and Euros. Our sales denominated in U.S. dollars and Euro are, to a significant extent, offset by U.S. dollar and Euro-denominated costs. Transaction risk remains for products sold in foreign currency to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payable commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, you should read Item 11 of this annual report and Note 17 to our consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in our business segments are as follows:

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of video game software for home and handheld game platforms and personal computers, we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades, the production and distribution of software for mobile phones and online network, as well as the production and sale of books and music of our products. In fiscal 2011, net revenues from the Digital Entertainment segment were ¥133,124 million, accounting for 51.6% of consolidated net revenues before elimination of intersegment revenue.

Our video game software is sold mainly in the format of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, PlayStation 3, Nintendo Wii and Microsoft Xbox 360 and

ROM-cartridges and other media for handheld video game platforms such as Nintendo DS, Nintendo 3DS and Sony PlayStation Portable.

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

Our cost of services rendered for social games, mobile phones, mobile terminals and personal computers game content consists of expenses incurred in the development of content, maintenance expenses for servers in our online services and service charge collection fees. We capitalize development and production costs and then amortize such costs as cost of services rendered for a period of two to three years or based on the expected length of services.

As for amusement arcade games and token-operated games, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software contents for existing machines rather than selling new machines, because of lower cost of parts and raw materials. We are currently working on further improving margins in our e-Amusement business through the introduction of the less expensive “e-AMUSEMENT” gaming machine, which links amusement arcades online throughout Japan, and other measures to decrease production costs.

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

Gaming & Systems Segment

Net Revenues.    In fiscal 2011, net revenues from the Gaming & Systems segment, before elimination of intersegment revenues, were ¥21,868 million, accounting for 8.5% of consolidated net revenues. The main revenue source for the Gaming & Systems segment is the sales of video and mechanical slot machines, casino management systems, software contents and revenue share with the casino operators in North America and Australia. Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Revenues for the Gaming & Systems segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles, general economic trends and currency exchange rates.

Expenses.    Expenses in our Gaming & Systems segment are largely related to cost of parts and raw materials, manufacturing costs and research and development expenses. In recent years, we have attempted to decrease our cost of revenues for the Gaming & Systems segment by acquiring parts and producing our machines in the markets in which they are sold, thereby reducing shipping costs and foreign exchange risks.

Pachinko & Pachinko Slot Machines Segment

Net Revenues.    In fiscal 2011, net revenues from the Pachinko & Pachinko Slot Machines segment, before elimination of intersegment revenues, were ¥17,987 million, accounting for 7.0% of consolidated net revenues. Our revenues from LCDs for pachinko machines and pachinko slot machines may be affected if our pachinko slot machines do not pass the testing of the Security Association due to circumstances beyond our control and if our pachinko machines are not able to be sold as scheduled due to the tightening of regulations on the pachinko business and establishment of a period of voluntary ban on replacement by the National Police Agency or the bankruptcy of our suppliers.

Expenses.    Expenses from the Pachinko & Pachinko Slot Machines segment consist largely of initial cost of parts and materials, manufacturing costs and research and development.

Health & Fitness Segment

Net Revenues.    We are one of the largest fitness club operators in Japan. We also design, manufacture and sell fitness and health related products. As of March 31, 2011, we operated 208 fitness clubs and provided outsourced services at 152 clubs. In addition, in June 2008, Sportsplex Japan Co., Ltd. was merged into Konami Sports & Life Co., Ltd., and we aim to enhance convenience for our members through the integration of our brands. Our Health & Fitness segment had ¥85,911 million in net revenues or 33.3% of our total net revenue, before elimination of intersegment revenues, in fiscal 2011.

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

In fiscal 2009, in response to changes in the business environment, we revised the forecast of our revenues and profitability of underperforming clubs as well as decided to pursue the elimination and consolidation of our competing clubs. Accordingly, we recognized ¥11,121 million of restructuring and impairment charges that primarily include impairment losses of long-lived assets.

In fiscal 2010, based on the policy of the previous year, we recognized ¥2,339 million of restructuring and impairment charges that include expenses related to closure of clubs centering our competing clubs.

In fiscal 2011, we recognized ¥4,455 million of earthquake and related impairment charges due to the facilities damaged by the Great East Japan Earthquake of March 11, 2011 mainly in our Health & Fitness segment.

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
NET REVENUES:
Product sales revenue	¥227,821	¥185,514	¥180,582	$2,171,762
Service revenue	81,950	76,630	77,406	930,920

Total net revenues	309,771	262,144	257,988	3,102,682

COSTS AND EXPENSES:
Costs of products sold	133,670	109,910	113,699	1,367,396
Costs of services rendered	78,966	75,824	75,333	905,989
Selling, general and administrative	58,653	55,407	46,253	556,260
Restructuring and impairment charges	11,121	2,339	—	—
Earthquake and related impairment charges	—	—	4,455	53,578
Gain on bargain purchase	—	—	(2,543)	(30,583)

Total costs and expenses	282,410	243,480	237,197	2,852,640

Operating income	27,361	18,664	20,791	250,042

OTHER INCOME (EXPENSES):
Interest income	459	165	268	3,223
Interest expense	(1,468)	(1,574)	(1,541)	(18,533)
Foreign currency exchange gain (loss), net	(1,641)	67	(342)	(4,113)
Other, net	8	(200)	(94)	(1,130)

Other expenses, net	(2,642)	(1,542)	(1,709)	(20,553)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	24,719	17,122	19,082	229,489

INCOME TAXES:
Current	15,526	7,177	7,319	88,021
Deferred	(4,811)	(3,577)	(918)	(11,040)

Total	10,715	3,600	6,401	76,981

EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	(2,490)	56	41	493
NET INCOME	11,514	13,578	12,722	153,001
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	640	264	(212)	(2,549)

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥10,874	¥13,314	¥12,934	$155,550

Comparison of Fiscal 2011 with Fiscal 2010

Net Revenues

Net revenues decreased by ¥4,156 million, or 1.6%, to ¥257,988 million for fiscal 2011 from ¥262,144 million for fiscal 2010. This decrease mainly resulted from the decrease in net revenues from our Digital Entertainment segment from the previous fiscal year in which several major titles were released.

Net revenues of our Digital Entertainment segment from external customers decreased by ¥9,765 million, or 6.9%, from the previous fiscal year to ¥132,474 million in fiscal 2011, accounting for 51.3% of the total net revenues. This decline was mainly due to the absence of popular titles, such as FORTUNE TRINITY in the e-Amusement business, which was released during the previous fiscal year. We released video game software such as METAL GEAR SOLID PEACE WALKER, the first Sony PlayStation Portable, in the METAL GEAR SOLID series, WORLD SOCCER Winning Eleven 2011 (called Pro Evolution Soccer 2011 in Europe and North America) in the Winning Eleven (called Pro Evolution Soccer in Europe and North America) series and WORLD SOCCER Winning Eleven 2010 Aoki Samurai no Chosen on multiple platforms to coincide with the once-every-four-year festivities that excite soccer fans worldwide. Furthermore, we released Castlevania: Loads of Shadow worldwide which is the latest title in the Castlevania series reborn in association with Kojima Productions and in collaboration with Mercury Steam of Spain and achieved a steady performance. Overseas, we released a variety of titles such as Def Jam Rapstar and Karaoke Revolution Glee. In games for the Social Networking Services business, DRAGON COLLECTION, for which online distribution was launched on GREE in September 2010, saw membership top two million players. Moreover, we have further reinforced content roll-out for the social gaming market with membership surpassing one million players for SENGOKU COLLECTION after online distribution commenced on Mobage-town in December 2010. In the e-Amusement business, MAH-JONG FIGHT CLUB ultimate version, the latest title in the MAH-JONG FIGHT CLUB series, began operations. In addition, REFLEC BEAT, BASEBALL HEROES 2010 WINNER, AnimaLotta, and the video game LOVEPLUS ARCADE COLORFUL CLIP as well as the medal-pusher game LOVEPLUS MEDAL Happy Daily Life which were the first amusement arcade video games for the series also began operations with stable sales. Additionally, the Card Games business continuously recorded a steady performance.

Net revenues of our Gaming & Systems segment from external customers increased by ¥1,872 million, or 9.4%, to ¥ 21,868 million in fiscal 2011 compared to the previous fiscal year. This increase was mainly due to the favorable sales of the Advantage 5 five-reel stepper machine series and the Podium video slot machine in the North American market and an increase of sales through participation agreements (in which profits are shared with casino operators), which expanded our market share. This increase was also due to favorable sales of the Podium in the Australian market.

Net revenues of our Pachinko & Pachinko Slot Machines segment from external customers increased by ¥3,556 million, or 24.6%, from the previous year to ¥17,985 million in fiscal 2011. This increase was mainly due to favorable sales of pachinko slot machines based on our other businesses’ content, such as Castlevania II, Gokuraku Parodius, and GENSO SUIKODEN and sales of pachinko slot machines based on original content, such as Magical Halloween 2, a model rolled out in the previous fiscal year, and also strong sales of LCDs units for pachinko machine manufacturers.

Net revenues of our Health & Fitness segment from external customers increased by ¥181 million, or 0.2%, compared to the previous fiscal to ¥85,661 million in fiscal 2011, accounting for 33.2% of the total net revenues. Challenging business conditions persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, revenue per member declined, price competition intensified, resulting in low monthly membership fees. However, the increase in net revenues is this segment was mainly due to the development and introduction of health programs utilizing IT, which is one of our strengths, in health management, exercise and nutritional guidance and the provision of upgraded services to our customers, whose health consciousness is on the rise. After the earthquake on March 11, 2011, most of our sports clubs were able to return to normal operations within a few weeks and, therefore, we assessed that the effects of the earthquake were immaterial to our consolidated net revenues as well as to our Health & Fitness segment revenue.

Cost of Revenues

Cost of revenue increased by ¥3,298 million, or 1.8%, to ¥189,032 million for fiscal 2011, compared to ¥185,734 million for fiscal 2010. This increase was primarily due to the rise in revenues of the Pachinko & Pachinko Slot Machines segment. The percentage of costs of products sold to product sales revenue increased from 59.2% to 63.0%, due mainly to the fact that we recorded higher sales volume of our video game software compared to the last year, for which costs were relatively higher because of rapid technological advances. The decline of sales of amusement machines also resulted in higher cost ratio since they were composed of lower cost parts and raw materials.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by ¥9,154 million, or 16.5%, to ¥46,253 million for fiscal 2011 from ¥55,407 million for fiscal 2010. This decrease was primarily due to the decline in advertising expenses and marketing expenses of the Digital Entertainment segment, which resulted from the absence of remarkable titles compared to fiscal 2010 that require additional advertising and marketing costs.

Restructuring and Impairment Charges

During the previous fiscal year, ¥2,339 million of restructuring and impairment charges were recognized, which primarily consisted of impairment and disposal expenses related to closure of facilities in our Health & Fitness segment. No restructuring and impairment charges were recognized in fiscal 2011.

Earthquake and Related Impairment Charges

We recognized ¥4,455 million of earthquake and related impairment charges in fiscal 2011 due primarily to impairment losses and write-downs of damaged assets mainly related to facilities in the Kanto and Tohoku regions due to the earthquake disaster caused by the Great East Japan Earthquake of March 2011 mainly for our Health & Fitness segment.

Gain on Bargain Purchase

We recognized a ¥2,543 million gain on bargain purchase in fiscal 2011 at the time of our acquisition of a 100% equity ownership of TAKASAGO as a consolidated subsidiary for our Pachinko & Pachinko Slot Machines segment, due to the fact that fair value of the net assets of TAKASAGO exceeded our acquisition price.

Operating Income

As a result of the foregoing, our operating income increased by ¥2,127 million, or 11.4% to ¥20,791 for fiscal 2011 from ¥18,664 million for fiscal 2010.

As a percentage of net revenues, operating income increased by 1.0% to 8.1% in fiscal 2011 from 7.1% in fiscal 2010. This increase was primarily attributable to an increase in operating income ratio in the Pachinko & Pachinko Slot Machines segment to 34.5% in fiscal 2011 from 19.7% in fiscal 2010, which resulted from improvement of margin ratio by increased sales of pachinko slot machines and the recognition of bargain purchase gain from the acquisition of TAKASAGO. The Gaming & System segment also contributed to the improved margin ratio by its continuing sales growth. These increases offset a decline in operating income in the Digital Entertainment segment.

Other Expenses, net

Other expenses, net, increased by ¥167 million to ¥1,709 million for fiscal 2011 from ¥1,542 million for fiscal 2010, due primarily to recognition of foreign exchange loss caused by a weak dollar and a weak Euro.

Income Before Income Taxes and Equity in net income of affiliated company

As a result of the foregoing, our income before income taxes and equity in net income of affiliated company increased by ¥1,960 million, or 11.4%, to ¥19,082 million for fiscal 2011 from ¥17,122 million for fiscal 2010.

Income Taxes

Income tax expenses increased by ¥2,801 million to ¥6,401 million for fiscal 2011 from ¥3,600 million for fiscal 2010. The current tax expenses increased by ¥142 million to ¥7,319 million for fiscal 2011 from ¥7,177 million for fiscal 2010. The effective income tax rate increased from 21.0% in fiscal 2010 to 33.6% in fiscal 2011. The increase in the effective tax rate was primarily due to the reversal of deferred tax asset valuation allowance at our U.S. subsidiaries in light of the strong financial performance in our Gaming & Systems segment in fiscal 2010, while there was no such significant item in fiscal 2011. For the year ended March 31, 2011, we recognized the total amount of unrecognized tax benefits of ¥706 million based on our estimate of the outcome of the underlying tax position. Tax credits related primarily to our research & development activities also contributed to the decline of the effective tax rate for fiscal 2011.

Equity in Net Income of Affiliated Company

Equity in net income decreased by ¥15 million to ¥41 million for fiscal 2011 from ¥56 million for fiscal 2010. As there was no significant change in earnings of Resort Solution Co., Ltd, equity income in fiscal 2011 was at the same level as that in fiscal 2010.

Net Income (Loss) Attributable to the Noncontrolling Interest

Net income (loss) attributable to the noncontrolling interest decreased by ¥476 million to a loss of ¥212 million for fiscal 2011 from income of ¥264 million in fiscal 2010, due primarily to a further increase in loss from the previous year at HUDSON. HUDSON, which produces and sells packaged game software and mobile phone games, did not have a major “hit” title in fiscal 2011, resulting in a decrease in profits from previous fiscal year.

Net Income Attributable to KONAMI CORPORATION

As a result of the foregoing, net income attributable to KONAMI’s shareholders decreased by ¥380 million, or 2.9%, to ¥12,934 million for fiscal 2011 from ¥13,314 million in fiscal 2010.

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

Net revenues of our Gaming & Systems segment from external customers increased by ¥1,660 million, or 9.1%, to ¥ 19,996 million in fiscal 2010. In the North American market, the industry-fixture 5 Reel Stepper Advantage 5 and the new chassis prototype Podium, which is equipped with the video slot machine series K2V, continued to receive positive reviews. Further, sales of Konami Casino Management System, which allow for a stable source of income through service and maintenance provided, and sales attributable to “participation,” wherein operators partake in a profit-sharing system, have resulted in steady acquisition of market share. In addition, in Central and South America, we have also proceeded with setting up distributorships and expanding sales. In the Australian market, in addition to the steady sales performance of video slot machines such as the new chassis prototype Podium, equipped with the video slot machine series K2V , the introduction of Konami Casino Management System into the market also contributed to the improvement of the revenues.

Net revenues of the Pachinko & Pachinko Slot Machines segment from external customers remained almost at the same level as in the previous year, with ¥14,429 million in fiscal 2010, an increase of ¥4 million from the previous year.

Net revenues of our Health & Fitness segment from external customers decreased by ¥4,222 million, or 4.7%, to ¥85,480 million, accounting for 32.6% of the total. Although depression of consumer spending due to uncertainty about the economy has continued, and in the midst of sports club industry conditions such as decline in fees and increase in facilities, it remains a difficult environment for acquisition of new health club members, our group has sought to increase the added value in both our facility-related services as well as our health-related products, and aimed to increase services which cater to regional and individual customer needs and increase our product lineup.

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

Income Taxes

Income tax expenses decreased by ¥7,115 million to ¥3,600 million for fiscal 2010 from ¥10,715 million for fiscal 2009, due primarily to a decrease in taxable income. The effective income tax rate decreased from 43.3% in fiscal 2009 to 21.0% in fiscal 2010. The decrease in the effective tax rate was primarily due to the reversal of deferred tax asset valuation allowances of ¥3,742 million at our U.S. subsidiaries in light of the strong financial performance in our Gaming & Systems segment in that country. Also in fiscal 2009 our effective tax rate increased by 7.4% for adjustments necessary to reflect changes in estimates in the amount of foreign tax credits. Such adjustments in fiscal 2010 were insignificant.

Equity in Net Income (Loss) of Affiliated Company

Equity in net income (loss) increased by ¥2,546 million to income of ¥56 million for fiscal 2010 from loss of ¥2,490 million for fiscal 2009, due to the recording of a valuation loss for shares of Resort Solution Co., Ltd. because of recording of accumulated impairment loss in the previous fiscal year for shares of the company, though Equity in net income (loss) of Resort Solution Co., Ltd was at the same level as fiscal 2009.

Net Income Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest decreased by ¥376 million to income of ¥264 million for fiscal 2010 from income of ¥640 million for fiscal 2009, due primarily to a decrease in income at HUDSON, which produces and sells packaged game software and mobile phone games, did not have a major “hit” title in fiscal 2010, while it had in fiscal 2009.

Net Income Attributable to KONAMI CORPORATION

As a result of the foregoing, net income attributable to company shareholders increased by ¥2,440 million, or 22.4%, to ¥13,314 million for fiscal 2010 from ¥10,874 million for fiscal 2009.

Segment Information

We have four reportable operating segments for which separate financial information is available and reported in our consolidated financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. We present our business segment information in the accompanying consolidated financial statements as it is presented in reports to our management, which is based on U.S. GAAP information.

In fiscal 2011, we classified and separately recorded the Pachinko & Pachinko Slot Machines segment, which was previously included in Others. Accordingly, we have reclassified the results for fiscal 2009 and fiscal 2010. The following tables present net revenues, including both customers and intersegment revenues, operating expenses and operating income (loss) for fiscal 2009, 2010 and 2011, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2009	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥18,336	¥14,425	¥89,702	—	¥309,771
Intersegment	320	—	2	263	(585)	—

Total	187,628	18,336	14,427	89,965	(585)	309,771
Operating expenses	146,076	14,889	14,762	98,235	8,448	282,410

Operating income (loss)	¥41,552	¥3,447	¥(335)	¥(8,270)	¥(9,033)	¥27,361

Year Ended March 31, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥19,996	¥14,429	¥85,480	—	¥262,144
Intersegment	411	—	—	285	¥(696)	—

Total	142,650	19,996	14,429	85,765	(696)	262,144
Operating expenses	121,167	15,323	11,577	87,687	7,726	243,480

Operating income (loss)	¥21,483	¥4,673	¥2,852	¥(1,922)	¥(8,422)	¥18,664

Year Ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥21,868	¥17,985	¥85,661	—	¥257,988
Intersegment	650	—	2	250	¥(902)	—

Total	133,124	21,868	17,987	85,911	(902)	257,988
Operating expenses	116,099	15,420	11,788	88,456	5,434	237,197

Operating income (loss)	¥17,025	¥6,448	¥6,199	¥(2,545)	¥(6,336)	¥20,791

Year Ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	$1,593,193	$262,995	$216,296	$1,030,198	—	$3,102,682
Intersegment	7,817	—	24	3,007	$(10,848)	—

Total	1,601,010	262,995	216,320	1,033,205	(10,848)	3,102,682
Operating expenses	1,396,260	185,448	141,768	1,063,812	(10,848)	2,852,640

Operating income (loss)	$204,750	$77,547	$74,552	$(30,607)	$(76,200)	$250,042

Comparison of Fiscal 2011 with Fiscal 2010

Digital Entertainment segment

Net revenues for external customers of our Digital Entertainment segment decreased by ¥9,765 million, or 6.9%, to ¥132,474 million in fiscal 2011, accounting for 51.3% of the total net revenues from ¥142,239 million in fiscal 2010. The decrease in net revenue was mainly due to the absence of major hit titles in the e-Amusement business in fiscal 2011 compared to fiscal 2010.

Games for SNS such as DRAGON COLLECTION and SENGOKU COLLECTION made a steady performance. In our home video game software series, we released the latest title in the METAL GEAR series and developed the Winning Eleven (called Pro Evolution Soccer in Europe and North America) series on multiple platforms and recorded steady sales. In addition, we released a new romantic communication game of LOVEPLUS which won popularity. Furthermore, the revenues from card games which include the Yu-Gi-Oh! Trading Card Game series steadily increased.

Operating expenses decreased by ¥5,068 million, or 4.2%, to ¥116,099 million in fiscal 2011 from ¥121,167 million in fiscal 2010, due primarily to a decrease in the advertising and sales promotion expenses, as we did not release remarkable titles which require additional marketing and advertisement costs.

As a result, operating income decreased by ¥4,458 million, or 20.8% to ¥17,025 million in fiscal 2011 from ¥21,483 million in fiscal 2010.

Gaming & Systems segment

Net revenues for external customers of our Gaming & Systems segment increased by ¥1,872 million, or 9.4%, to ¥21,868 million in fiscal 2011 from ¥19,996 million in fiscal 2010, reaching record-high net revenues and operating income. This increase was due primarily to a steady sales performance of the Advantage 5 series in the case of mechanical stepper machines and of Podium, the video slot machines mainly in the North American market.

Operating expenses increased by ¥97 million, or 0.6%, to ¥15,420 million in fiscal 2011 from ¥15,323 million in fiscal 2010. This increase was primarily due to an increase in sales cost led by an increase in sales volume.

As a result, operating income increased by ¥1,775 million, or 38.0%, to ¥6,448 million in fiscal 2011 from ¥4,673 million in fiscal 2010. Sales from participation agreements (equipment sales in which profits are shared) progressed steadily.

Pachinko & Pachinko Slot Machines segment

Net revenues for external customers of our Pachinko & Pachinko Slot Machines segment increased by ¥3,556 million, or 24.6%, to ¥17,985 million in fiscal 2011 from ¥14,429 million in fiscal 2010. This increase was primarily due to the sales of pachinko slot machines based on our Group content, such as Castlevania II, and strong sales of LCDs units for pachinko machine manufacturers. The recognition of three months of sales from our acquisition of TAKASAGO did not have a significant impact on segment revenues.

Operating expenses increased by ¥211 million, or 1.8%, to ¥11,788 million in fiscal 2011 from ¥11,577 million in fiscal 2010. This increase was primarily due to an increase in sales cost led by an increase in sales volume.

We recognized a ¥2,543 million gain on bargain purchase in fiscal 2011 at the time of our acquisition of a 100% equity ownership of TAKASAGO as a consolidated subsidiary, due to the fact that fair value of the net assets of TAKASAGO exceeded our acquisition price.

As a result, operating income increased by ¥3,347 million, or 117.4%, to ¥6,199 million in fiscal 2011 from ¥2,852 million in fiscal 2010.

Health & Fitness segment

Net revenues for external customers of our Health & Fitness segment increased by ¥181 million, or 0.2%, to ¥85,661 million in fiscal 2011 from ¥85,480 million in fiscal 2010. In our Health & Fitness segment, we developed and introduced health programs utilizing IT, which is one of our strengths, in health management, exercise and nutritional guidance and provided upgraded services to our customers, whose health consciousness is on the rise. Due to the Great East Japan Earthquake of March 2011, several of our facilities in the Kanto and Tohoku regions have been damaged. However, we were able to resume our sports club operations and most clubs were able to return to normal operations within a few weeks and, therefore, we assessed that the effects of the earthquake were immaterial to our net revenues of Health & Fitness segment.

Operating expenses increased by ¥769 million, or 0.9%, to ¥88,456 million in fiscal 2011 from ¥87,687 million in fiscal 2010. Restructuring and impairment charges of ¥2,339 million include impairment losses of long-lived assets and identifiable intangible assets and costs related to the elimination and consolidation of facilities that were incurred in fiscal 2010. In fiscal 2011, we recognized ¥4,455 million of impairment losses and write-downs of damaged assets related to facilities mainly in the Kanto and Tohoku regions damaged by the Great East Japan Earthquake of March 2011. As a result, we recognized an operating loss of ¥2,545 million in fiscal 2011 compared to an operating loss of ¥1,922 million in fiscal 2010.

Comparison of Fiscal 2010 with Fiscal 2009

Digital Entertainment segment

Net revenues for external customers of our Digital Entertainment segment decreased by ¥45,069 million, or 24.1%, to ¥142,239 million in fiscal 2010 from ¥187,308 million in fiscal 2009. Compared to the previous year due to absence of major titles, both net revenues and operating income decreased.

In our home video game software series, we rolled out the latest titles with a focus on popular KONAMI series such as the soccer game Winning Eleven (known in the U.S. and Europe as PRO EVOLUTION SOCCER). New titles, such as LOVEPLUS, which is a new romantic communication game, and titles featuring popular overseas content enjoyed steady sales.

With respect to arcade games for our Amusement business, the MAH-JONG FIGHT CLUB GARYOTENSEI, the latest in series, and the large-scale mass medal game FORTUNE TRINITY continued to be satisfactory.

In addition, revenues from all card games including the Yu-Gi-Oh! Trading Card Game series increased steadily.

Operating expenses decreased by ¥24,909 million, or 17.1%, to ¥121,167 million in fiscal 2010 from ¥146,076 million in fiscal 2009 due primarily to a decrease in the sales cost and advertising and sales promotion expenses, due to absence of major titles compared to fiscal 2009.

As a result, operating income decreased by ¥20,069 million, or 48.3%, to ¥21,483 million in fiscal 2010 from ¥41,552 million in fiscal 2009.

Gaming & Systems segment

Net revenues for external customers of our Gaming & Systems segment increased by ¥1,660 million, or 9%, to ¥19,996 million in fiscal 2010 from ¥18,336 million in fiscal 2009, reaching record-high net revenues and operating income. This increase was due primarily to an enrichment of our product lineup in the North America and Australian markets, with a focus, in the case of video slot machines, on the new-generation cabinet (outer structure) Podium running the K2V series in fiscal 2010, and on the Advantage 5 series in the case of mechanical stepper machines. Those sales progressed steadily. Meanwhile, we also increased the sale of the Konami Casino Management System and the profits from participation agreements (equipment sales in which profits are shared).

Operating expenses increased by ¥434 million, or 2.9%, to ¥15,323 million in fiscal 2010 from ¥14,889 million in fiscal 2009. This increase was primarily due to an increase in sales cost led by an increase in sales volume.

As a result, operating income increased by ¥1,226 million, or 35.6%, to ¥4,673 million in fiscal 2010 from ¥3,447 million in fiscal 2009.

Pachinko & Pachinko Slot Machines segment

Net revenues for external customers of our Pachinko & Pachinko Slot Machines segment increased by ¥4 million to ¥14,429 million in fiscal 2010 from ¥14,425 million in fiscal 2009 and remained at almost the same level.

Operating expenses decreased by ¥3,185 million, or 21.6%, to ¥11,577 million in fiscal 2010 from ¥14,762 million in fiscal 2009.

Operating income increased by ¥3,187 million to ¥2,852 million in fiscal 2010 from an operating loss of ¥335 million in fiscal 2009.

Health & Fitness segment

Net revenues for external customers of our Health & Fitness segment decreased by ¥4,200 million, or 4.7%, to ¥85,765 million in fiscal 2010 from ¥89,965 million in fiscal 2009. In our Health & Fitness segment, in addition to opening of new directly operated facilities and expansion of facilities outsourced to us, we have promoted development of facilities and introduction of services in line with diversified customer needs and regional characters.

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

Business Combination Accounting

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

Upon the initial completion of the purchase price allocation of TAKASAGO during fiscal 2011, the fair value of the net assets acquired exceeded the fair value of the purchase consideration transferred. Before recognizing a bargain purchase gain, we reassessed whether we have correctly identified all of the assets acquired and all of the liabilities assumed and also reviewed the procedures used to measure the amounts required to be recognized at the acquisition date for the identifiable assets acquired and liabilities assumed and the consideration transferred. After such reassessment, we recognized a gain on bargain purchase of ¥2,543 million ($30,583 thousand) which was included in the consolidated statements of income for the year ended March 31, 2011. We believe the gain on bargain purchase resulted from various factors including KONAMI’s recognition and fair value measurement of certain identifiable intangible assets that TAKASAGO was not able to effectively utilize, TAKASAGO’s deteriorating financial condition and its willingness to restructure its operations under KONAMI Group’s expertise.

In determining the estimated fair value for intangible assets, we typically utilize the income approach, which employs discounting of the projected future net cash flow using an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Specifically, the estimated fair value of intangible assets related to trademarks and patents is determined using the relief-from-royalty method under the income approach, which involves the estimation of an amount of hypothetical royalty savings enjoyed by the company that owns the intangible asset because that company is relieved from having to license that intangible asset from another owner. The estimated royalty savings are calculated based on market comparable royalty rates, which are discounted to the present value at an appropriate discount rate. For the estimated fair value of intangible assets related to membership, we employed the excess earnings method under the income approach, which is a common valuation method used when the revenue stream of a particular asset cannot easily be separated from another asset. The excess earnings after deducting certain contributory asset charges are discounted to the present value at an appropriate discount rate. Discount rates were estimated based on the weighted average cost of capital and the weighted average return on assets analysis. Some of the more significant estimates and assumptions inherent in the income approach or other methods include the projected future cash flows (including timing) and the discount rate reflecting the risks inherent in the future cash flows.

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

Based on such assessment, intangible assets related to trademarks and memberships have been determined to have an indefinite life while intangible assets related to customer relationships, patents and franchise and other contracts have been amortized over their estimated useful lives of 7 to 20 years.

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

In the fourth quarter of the fiscal year ended March 31, 2009, we determined that the fair value of indefinite lived intangible assets related to trademarks recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Consequently, an aggregate non-cash impairment charge of ¥1,857 million was recorded in restructuring and impairment charges for the fiscal year ended March 31, 2009. This impairment charge was attributed to determination that the reporting unit would fail to meet previous growth expectations of future results. As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2009. Furthermore, in the fourth quarter of the fiscal year ended March 31, 2010, we determined that the fair value of indefinite lived intangible assets related to credit card contracts recognized in the Health & Fitness reporting unit was lower than their carrying value. Consequently, an aggregate non-cash impairment charge of ¥451 million was recorded in restructuring and impairment charges. This impairment charge was attributed to determination that the sufficient future cash flow in relation to the assets could not be estimated as a result of review of the business segment in part as we proceed with restructuring in the business segment. In the fourth quarter of the fiscal year ended March 31, 2011, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥1,900 million ($22,850 thousand) were recognized in earthquake and related impairment charges. The impairment charge was attributed to determination that the assets would fail to achieve expected future growth resulting from our certain facilities damaged and the recovery of Japan’s economy would be more delayed in the long run by the Great East Japan Earthquake in March 2011.

As for the carrying value of goodwill, there was no impairment for any of our reporting units during the fiscal year ended March 31, 2011. The fair values of the reporting units that had significant amounts of goodwill were significantly in excess of their respective carrying values.

Valuation of Long-Lived Assets

Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the acquired assets or the strategy for overall business; significant negative industry or economic trends. When it is determined that the carrying amount of assets to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

The factors most significantly affecting the impairment calculation are our estimates of future cash flows. Our cash flow projections carry several years into the future and include assumptions on variables such as growth in revenues, and our cost of capital inflation, the economy and market competition. Any changes in these variables could have an effect upon our valuation.

We have performed impairment reviews for our fitness club assets based on an individual club operation level, which we consider to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected future cash flows are less than the carrying amount of the assets, those clubs are considered impaired and the assets are written down to fair value.

During the fourth quarter of the fiscal year ended March 31, 2009, we identified changes in circumstances that indicated the carrying value of long-lived assets might not be recoverable and projected a decline in net cash flows for Health & Fitness segment, primarily reflecting a decrease in the number of club members affected by the negative industry and economic trends. As a result, we tested the recoverability of underperforming clubs and recognized a pre-tax impairment charge of ¥7,881 million for long-lived assets for the fiscal year ended March 31, 2009. The recoverability test included reviewing the actual and projected cash flows of these underperforming clubs. The impairment charges related primarily to the carrying values of buildings, leasehold improvements and other tangible club facility assets that will continue to be operated by us. We also considered operations of all clubs within each market served by multiple clubs and determined to cease operation of certain of these clubs that overlap in a particular marked, and recognized the closure related impairment charges which were included in the amount discussed above. In addition, in the fourth quarter of the fiscal year ended March 31, 2010, we recognized an impairment charge of ¥480 million for long-lived assets for the clubs to be closed. During the fiscal year ended March 31, 2011, KONAMI recognized a pre-tax impairment charge of ¥2,253 ($27,096 thousand) million for long-lived assets resulting from the Great East Japan Earthquake in March 2011.

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

For those sources that involve multiple deliverables except for software deliverables, KONAMI applies the recognition criteria. Specifically, deliverables are divided into separate units of accounting if:

(1)	each item has value to the customer on a stand-alone basis, and

(2)	delivery of any undelivered item is considered probable and substantially in KONAMI’s control.

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

We sell amusement machines in Digital Entertainment Segment, and provides disposal service for the amusement machines, “e-AMUSEMENT” service connecting multiple amusement arcades online, and “e-AMUSEMENT Participation” service sharing playing fees of users with customers (amusement arcade operators), as multiple deliverable arrangements. We do not grant the right to return amusement machines to the customers. The customers are granted the right to receive disposal services of the amusement machines at the point of sale, which is exercisable within 5 to 7 years as a fixed fee arrangement to require us to handle disposal of the machines at the end of their useful lives. The e-AMUSEMENT and e-AMUSEMENT Participation services are a separate contract from the sale of the machines. However, those service contracts are generally entered into concurrently with the sale of the machines. We have evaluated and concluded that each of these components contained in such arrangements is a separate unit of accounting since it has standalone value, and recognizes revenue when the customers have accepted the machine or the services have been rendered. We elected to early adopt Accounting Standards Update (“ASU”) 2009-13 and ASU2009-14, which did not have a material impact on revenue recognition of these items. Under a selling price hierarchy modified by those standards, consideration is allocated to each component based on the relative selling price for the deliverables. The selling price for a deliverable is based on VSOE or third party evidence, which is the price of the vendor’s or any competitor’s largely interchangeable services in standalone sales to similarly situated customers.

Revenues from casino management systems that are a part of Gaming & Systems Segment are also recognized as multiple software deliverables, because the software is essential to the functionality of the hardware. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of fair value established by renewal rates. We early adopted ASU2009-13 and ASU2009-14, which did not have a material impact on revenue recognition of these items.

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

Establishing a valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. At March 31, 2010 and 2011, the aggregate valuation allowances provided against deferred tax assets were ¥1,279 million and ¥12,275 million, respectively. The net change in total valuation allowance for the fiscal years ended March 31, 2009, 2010 and 2011 were a decrease of ¥2,715 million, ¥4,448 million and an increase of ¥10,996 million, respectively. The decrease of ¥2,715 million for the fiscal year ended March 31, 2009 was attributable to the decrease of future deductible temporary differences and net operating loss carryforwards at our U.S. subsidiaries, which resulted in a decrease of gross deferred tax assets and related valuation allowances. The decrease of ¥4,448 million for the fiscal year ended March 31, 2010 primarily resulted from the reversal of the valuation allowance against deferred tax assets at our U.S. subsidiaries as they recorded strong financial results and made stable income in our Gaming & Systems segment. The increase of ¥10,996 million for the fiscal year ended March 31, 2011 primarily resulted from the adjustments made to valuation allowance to deferred tax assets in light of the consolidated tax system to be implemented from the fiscal year ending March 31, 2012, which was approved by the tax authority in the fiscal year ended March 31, 2011, and resulted from the acquisition of TAKASAGO, where valuation allowance for its existing net operating loss carryforwards was provided at the acquisition date.

Capital Expenditures

Our capital expenditures amounted to ¥6,812 million, ¥7,962 million and ¥8,265 million on an accrual basis during fiscal 2009, 2010 and 2011, respectively. Our capital expenditures for fiscal 2009 amounted to ¥6,812 million on an accrual basis, which primarily consisted of additions to Konami Sports Club’s facility equipment, tools for products development and computer software, and facility equipment relating to the Gaming & Systems segment. Our capital expenditures for fiscal 2010 amounted to ¥7,962 million on an accrual basis, which primarily consisted of additions to Konami Sports Club’s facility equipment, tools for products development relating to the Gaming & Systems segment. Our capital expenditures for fiscal 2011 amounted to ¥8,265 million on an accrual basis, which primarily consisted of additions to Konami Sports Clubs’ facility equipment and tools for products development relating to the Gaming & Systems segment.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis for fiscal 2009, 2010 and 2011.

	Fiscal year ended March 31,
	2009	2010	2011	2011
	(millions of yen and thousands of dollars)
Capital expenditure in the consolidated statement of cash flows	¥8,531	¥6,318	¥10,554	$126,927
Effects of timing difference of payments and other	(1,719)	1,644	(2,289)	(27,528)

Capital expenditure (accrual basis)	¥6,812	¥7,962	¥8,265	$99,399

B.    Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for fitness club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes. Our principal needs for cash during fiscal 2011 include cash used for ordinary operations of our business. In addition, we consider potential opportunities to expand our current business or enter new areas of business from time to time.

Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that as of the end of fiscal 2011, cash and deposit balance, expected cash from operations, execution of commitment line contracts with main banks and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. In addition, taking into account the above circumstances, we believe that the amount we generated and expect to generate from our operating activities through the end of fiscal 2011 and 2012, will be sufficient to meet our operating requirements for the next twelve months through the end of fiscal 2012. In our opinion, the working capital is sufficient for KONAMI’s present requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction.

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2009, 2010 and 2011:

	Fiscal year ended March 31,
	2009	2010	2011	2011
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥30,131	¥14,297	¥26,605	$319,964
Net cash used in investing activities	(5,715)	(6,449)	(10,773)	(129,561)
Net cash used in financing activities	(21,004)	(10,744)	(6,182)	(74,348)

Effect of exchange rate changes on cash and cash equivalents	(1,974)	68	(849)	(10,210)

Net increase (decrease) in cash and cash equivalents	1,438	(2,828)	8,801	105,845
Cash and cash equivalents at beginning of year	52,130	53,568	50,740	610,222

Cash and cash equivalents at end of year	¥53,568	¥50,740	¥59,541	$716,067

Comparison of Fiscal 2011 with Fiscal 2010

Net cash provided by operating activities increased by ¥12,308 million, or 86.1%, to ¥26,605 million in fiscal 2011 from ¥14,297 million in fiscal 2010. Although there was a decrease in net income, operating cash flow improved. One of the major factors contributing to this was a decrease in the amount of income tax paid during the year ended March 31, 2011, by ¥2,987 million, in comparison with the year ended March 31, 2010 due to a decrease in taxable income for the fiscal year ended March 31, 2010. The rest of the improvement primarily resulted from our efforts to cut down various items of our selling, general and administrative expenses including advertisement costs, and cash outflow pertaining to these costs has been narrowed down, as there were no major changes in the amount of cash collection for sales from customers and cash payment for purchases to suppliers compared with the previous year.

Net cash used in investing activities increased by ¥4,324 million, or 67.0% to ¥10,773 million in fiscal 2011 from ¥6,449 million in fiscal 2010. This increase mainly resulted from an increase in capital expenditures for investments.

Net cash used in financing activities decreased by ¥4,562 million yen, or 42.5%, to ¥6,182 million for fiscal 2011 from ¥10,744 million in fiscal 2010. These financing activities primarily resulted from the proceeds from sale-lease back transactions and a decrease in dividend payments.

Comparison of Fiscal 2010 with Fiscal 2009

Net cash provided by operating activities decreased by ¥15,834 million, or 52.6%, to ¥14,297 million in fiscal 2010 from ¥30,131 million in fiscal 2009. This primarily resulted from a decrease in the collection amount of sales proceeds and an increase in the inventories following a decrease in sales compared to that for the fiscal year ended March 31, 2009, when our Digital Entertainment segment released hit titles for video game software and amusement arcades. Meanwhile, the amount of income taxes paid in the fiscal year ended March 31, 2010 decreased from the fiscal year ended March 31, 2009 due to a decrease in taxable income.

Net cash used in investing activities increased by ¥734 million, or 12.8% to ¥6,449 million in fiscal 2010 from ¥5,715 million in fiscal 2009. This increase mainly resulted from the lack of proceeds from sale of property and equipment which existed for the year fiscal ended March 31, 2009, despite a decrease in capital expenditures for investments.

Net cash used in financing activities decreased by ¥10,260 million yen, or 48.8%, to ¥10,744 million for fiscal 2010 from ¥21,004 million in fiscal 2009. These financing activities primarily resulted from the lack of purchases of treasury stock and redemption of bonds which took place during the fiscal year ended March 31, 2009.

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. As of March 31, 2011, short-term debt was ¥4,000 million of unsecured bank loans. As of March 31, 2011, long-term debt consisted of ¥15,000 million of unsecured bonds described in the following paragraphs. Within the long-term debt, there is no long-term debt from banks as of March 31, 2011. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2011, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our loans ranged from 0.53% to 1.73% during fiscal 2011.

During fiscal 2008, we issued series 6, 7 and 8 unsecured domestic bonds, due in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Each of the bonds was issued for ¥5,000 million for an aggregate total principal amount of ¥15,000 million. The interest rates of these bonds issued by us range from 1.51% to 1.73%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. As of March 31, 2011, there was no outstanding letter of credit.

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Item 17 in this annual report and Note 18 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. A fund administrator of each subsidiary of our group executes and controls those contracts. Each contract and its results are to be periodically reported to a representative director or an officer in charge of finance of each company.

We do not designate any derivative financial instruments as hedges and, as a result, they are recognized as either assets or liabilities at fair value and the corresponding gains and losses are recognized in earnings in the period of change.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing video game software, amusement arcade games, card games, gaming machines, and pachinko slot machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥2,677 million, ¥2,964 million and ¥2,163 million on research and development for fiscal 2009, 2010 and 2011, respectively.

D.    Trend Information.

While our results of operations for fiscal 2012 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2012 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2012 due to stable revenues generated by regular titles in each segment. Due to the Great East Japan Earthquake on March 11, 2011, we understand that we may experience certain negative effects resulting from the earthquake but it is difficult to quantify such effects on our financial performance in fiscal 2012. At present, we also expect the repair and restoration costs to be incurred in fiscal 2012 to be immaterial. We base our expectations on the following assumptions:

•

Digital Entertainment segment:    In the Consumer Games business, we expect an increase in sales due to the continuously stable sports-related titles. We expect our sales volume and net revenues to remain almost at steady level as fiscal 2011 as a whole, despite the streamlining of the number of titles under our “Selection and Concentration Policy”. Thereby, we are streamlining our titles to concentrate on those which provide the most versatility in terms of content and relatively high and consistent revenues. We expect an increase in the sales of social games in our Social Networking Services business to remain almost at healthy level as fiscal 2011, reflecting the growth of home online gaming and revenues from mobile game contents. We expect net revenues of our e-Amusement business to remain almost at the same level as fiscal 2011, as a result of solid sales of our standard series products and products by which “e-AMUSEMENT” services can be provided. We expect our net revenues of our Card Games business to remain almost at the same level as fiscal 2011, reflecting solid sales of the Yu-Gi-Oh! Trading Card Game.

•

Gaming & Systems segment:    We expect an increase in net revenues by our Gaming & Systems segment reflecting anticipated gains in sales of gaming machines and casino management systems in the North American market.

•

Pachinko & Pachinko Slot Machines segment:    In the Pachinko & Pachinko Slot Machines segment, we have engaged in the enforcement and expansion of the entertainment business area. In January 2011, TAKASAGO, with a good track record in the pachinko and pachinko slot machines industry, became our consolidated subsidiary. In the future, by using the management resources of our Group company and the abundant know-how held by TAKASAGO and through expansion of product line ups and further enhancement of sales systems in the Pachinko & Pachinko Slot Machines segment, we expect an expansion in the market share.

•

Health & Fitness segment:    In the Health & Fitness segment, although severe conditions are expected to continue for a while, we expect an increase in the number of members and opportunities for development and sales of health related machines, triggered by the arrival of aging society and measures against the adult diseases. We recognize the increase of fee-based programs such as measures against metabolic and diet programs, expansion of services out of fitness clubs by digitizing exercise instruction, nutrition instruction and heath management which is our strength and the potential expansion of demands for operation of exercise facilities and provision of exercise instruction from local authorities and the private sector. In addition, in March 2011, we completed recording expenses related to the closure of overlapped and underperforming facilities as part of restructuring processes for this segment determined in fiscal 2009. As a result, even the growth in sales may slowdown, we expect an improvement of our profitability in fiscal 2012.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2011:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt, including contractual interest	¥15,000	¥5,000	¥10,000	—	—
Capital Lease Obligations	36,306	3,496	6,126	¥5,318	¥21,366
Operating Leases	98,425	9,420	18,711	18,446	51,848
Purchase Obligations	472	472	—	—	—
Derivative	171	171	—	—	—
Pension Contributions	997	997	—	—	—
Asset Retirement Obligations	3,424	—	—	—	3,424

Total	¥154,795	¥19,556	¥34,837	¥23,764	¥76,638

Licenses.    We have several on-going contractual commitments involving minimum future royalties’ payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2011 is ¥887 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our directors including the executive officers and corporate auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of KONAMI CORPORATION shares owned as of March 31, 2011 (1)	Percentage of holding of KONAMI CORPORATION shares outstanding as of March 31, 2011
Directors:
Kagemasa Kozuki	Representative Director, Chairman and President	November 12, 1940	June 2012	March 1974	37,679,713 (0)	27.68%
Takuya Kozuki	Representative Director	May 19, 1971	June 2012	June 2009	14,736 (0)	*
Kimihiko Higashio	Representative Director	September 24, 1959	June 2012	June 2005	24,792 (0)	*
Noriaki Yamaguchi	Director and Adviser	January 26, 1944	June 2012	June 1994	61,753 (0)	*
Tomokazu Godai	Outside Director	October 6, 1939	June 2012	May 1992	11,070 (0)	*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2012	June 2001	10,451 (0)	*
Akira Gemma	Outside Director	August 1, 1934	June 2012	June 2004	8,000 (0)	*
Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2013	June 1999	2,421 (0)	*
Nobuaki Usui	Corporate Auditor	January 1, 1941	June 2015	June 2011	— (0)	*
Setsuo Tanaka	Corporate Auditor	April 29, 1943	June 2015	June 2011	— (0)	*
Hisamitsu Arai	Corporate Auditor	January 10, 1944	June 2015	June 2011	— (0)	*
Corporate Officers:
Fumiaki Tanaka	Chief Operating Officer	March 10, 1961	—	June 2000	78,498 (0)	*
Satoshi Sakamoto	Corporate Officer	August 22, 1948	—	April 2007	0 (0)	*
Mineaki Yoshiba	Corporate Officer	May 16, 1964	—	May 2008	2,545 (0)	*
Yasuyuki Yamaji	Corporate Officer	April 13, 1972	—	January 2011	574 (0)	*
Kazuyuki Kisohara	Corporate Officer	June 17, 1971	—	April 2011	291 (0)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation for Sports, Athletes and Higher Education (15,500,000 shares), Kozuki Holding (15,000,000 shares), Kozuki Capital Corporation (7,036,996 shares) and the Director Stock Purchase Association (60,261 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

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

Takuya Kozuki became our Director in 2009 and Representative Director in 2011. He joined Konami Computer Entertainment America, Inc. as Director and Vice President in 1997. He also served as Director and Chairman of Konami Corporation of America since 2002. He is a son of our Representative Director, Chairman and President, Kagemasa Kozuki.

Kimihiko Higashio became our Director in 2005 and Representative Director in 2008. He joined KONAMI CORPORATION in 1997.

Noriaki Yamaguchi became our Managing Director in 1994, Representative Director in 2001 and Director and Adviser in 2011. He joined KONAMI CORPORATION in 1994.

Tomokazu Godai has served as our Director since 1992. He also became Representative Director and President of Maya Tec Co., Ltd. in 1975 and has served as Representative Director and Chairman of the Board of Maya Tec Co., Ltd. since 2006.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Director of Hiroshima Prefectural Institute of Industrial Science and Technology since 1998.

Akira Gemma has served as our Director since 2004. He has also served as Adviser of Shiseido Co., Ltd. since 2003.

Noboru Onuma has served as our Standing Corporate Auditor since 1999.

Nobuaki Usui has served as our Corporate Auditor since 2011. He has served as Chairman of the Institute of The Japan Research Institute, Limited since 2008.

Setsuo Tanaka has served as our Corporate Auditor since 2011. He has served as President of Japan Automobile Federation since 2006.

Hisamitsu Arai has served as our Corporate Auditor since 2011. He has served as Representative Director and President of Tokyo Small and Medium Business Investment & Consultation Co., Ltd. since 2007.

Fumiaki Tanaka was in charge of the Amusement business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He has served as Chief Operating Officer since 2011. He also served as Director from 1996 to 2001. He has served as Representative Director and President of Konami Digital Entertainment Co., Ltd. since 2006 and also Representative Director and President and Corporate Officer of Konami Sports & Life Co., Ltd. since 2009. He joined KONAMI CORPORATION in 1981.

Satoshi Sakamoto has served as Corporate Officer since 2007. He joined Konami Australia Pty Ltd. as Managing Director in 1996 and has served as Chairman of Konami Gaming Inc. since 2002.

Mineaki Yoshiba has served as Corporate Officer since 2008. He joined KONAMI CORPORATION in 2000.

Yasuyuki Yamaji has served as Corporate Officer since 2011. He joined KONAMI CORPORATION in 2001.

Kazuyuki Kisohara has served as Corporate Officer since 2011. He joined KONAMI CORPORATION in 2001.

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

Our Articles of Incorporation provide for the appointment of not more than five corporate auditors, at least half of whom must not have been a director, executive officer (shikko-yakuin), manager or employee of the Company or any of our subsidiaries prior to the date on which such person assumes the office of corporate auditor. Corporate auditors are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The term of office of a corporate auditor provided for under the Corporate Law and our Articles of Incorporation is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation, etc. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Corporate Law of Japan, the corporate auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his or her opinion in the audit report if different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by corporate auditors of our affairs and financial position and other matters concerning the performance of the corporate auditors’ duties.

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

B.    Compensation.

(1) Amount of Compensation to Our Directors and Corporate Auditors in Fiscal 2011

Category	Base Salary (Millions of Yen)	Number of Directors or Executive Officers
Directors (Excluding Outside Directors)	390	4
Outside Directors	79	7

(1)	Outside directors include all corporate auditors.
(2)	There is not any payment of compensation other than basic compensation to directors or corporate auditors (such as bonuses, stock options and others).

(2) Directors and Corporate Auditors whose Total Compensation Amount was over ¥100 million in Fiscal 2011

Name	Category	Consolidated base salary (Millions of Yen)
Kagemasa Kozuki	Directors (Excluding Outside Directors)	296

(1)	The total amount of the above consolidated compensation is the sum of the compensation paid as director of KONAMI, our subsidiaries, Konami Digital Entertainment, Co., Ltd. and Konami Sports & Life Co., Ltd., of ¥ 284 million, ¥7 million and ¥5 million, respectively. Mr. Kozuki did not receive any other compensation.

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

Furthermore, Directors’ retirement benefit program has been abolished. (The program for directors was abolished at the time of the 28th Ordinary General Shareholders’ Meeting held on June 23, 2000, and for corporate auditors at the time of the 31st Ordinary General Shareholders’ Meeting held on June 19, 2003.)

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our directors, corporate auditors and corporate officers is set forth in Items 6.A and 6.B of this annual report.

D.    Employees.

We employed 5,758 persons on a full-time basis and 7,652 persons on a part-time basis as of March 31, 2011. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 858 employees belonged as of March 31, 2011. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2009	2010	2011
Digital Entertainment	3,193	3,297	3,085
Gaming & Systems	374	396	415
Pachinko & Pachinko Slot Machines	227	242	463
Health & Fitness	1,584	1,547	1,569
General Administrative (1)	254	226	226

Total	5,632	5,708	5,758

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2009	2010	2011
Japan	4,830	4,863	4,949
North America	413	429	431
Asia (other than Japan)	166	179	156
Europe	113	124	110
Australia	110	113	112

Total	5,632	5,708	5,758

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

On June 23, 2005, the shareholders approved our board of directors resolution on May 10, 2005 for approval of the eight plans of stock subscription rights to our and our subsidiaries’ directors and employees. Those stock subscription rights plans are intended to enable the grant of stock options and the total maximum number of shares outstanding under the plans was 395,400 shares of our common stock. The exercise periods ranged from August 1, 2005 through June 30, 2008, and exercise prices ranged from ¥1,670 to ¥2,857.

At our general meeting of shareholders held on June 23, 2005, the shareholders also approved our board of directors’ resolution on May 19, 2005 for approval of another plan of stock subscription rights to our and our subsidiaries’ directors and employees. The stock subscription rights are intended to enable the grant of stock options, and the maximum number of shares issuable under the plan was 1,150,000 shares of our common stock.

The exercise period was from July 1, 2007 to June 30, 2009. The exercise price will be equal to 1.20 times the daily average closing price on the Tokyo Stock Exchange for the month prior to the grant date. However, these stock subscription rights were not issued although they were approved as mentioned above.

Following a resolution by the extraordinary general meeting of shareholders held on January 26, 2006, and a share exchange executed on March 1, 2006, we succeeded to obligations related to 12,200 stock subscription rights issued as series 1 by Konami Sports & Life Co., Ltd, which former Konami Sports Corporation approved in the Ordinary General Meeting of Shareholders held on June 23, 2004. We believe that these stock subscription rights were important for enhancing the motivation and morale of directors and employees of Konami Sports & Life Co., Ltd. subsequent to the share exchange, and to maximize the corporate value of the Konami Group. The exercise period was from July 1, 2006 to June 30, 2009, and the exercise price was ¥3,133.

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. As of March 31, 2011 the Employee Stock Purchase Association held a total of 1,827,743 shares of our common stock and the Director Stock Purchase Association held a total of 122,627 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2011, 136,140,971 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2011 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2011
Kagemasa Kozuki (1)	37,679,713	27.68%
Kozuki Foundation For Sports and Education (2)	15,500,000	11.39
Kozuki Holding (2)	15,000,000	11.02
The Master Trust Bank of Japan	9,709,500	7.13
Japan Trustee Services Bank, Ltd.	8,533,500	6.27
Kozuki Capital Corporation (2)	7,036,996	5.17

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Yoko Kozuki (11,600 shares), Kozuki Foundation for Sports and Education (15,500,000 shares), Kozuki Holding (15,000,000 shares), Kozuki Capital Corporation (7,036,996 shares), and the Director Stock Purchase Association (60,261 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2011 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Outstanding Shares
Japanese government and local governments	1	300	* %
Japanese financial institutions	56	36,071,300	26.50%
Japanese securities companies	43	7,017,300	5.15
Other Japanese corporations	477	23,606,800	17.34
Foreign corporations and individuals	378	47,181,300	34.66
Japanese individuals and others	56,375	22,263,700	16.35

Total	57,330	136,140,900	100.00%

*	Indicates shareholdings of less than 1%.

According to our register of shareholders and register of beneficial owners, as of March 31, 2011, there were 136,140,971 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2011, 685,877 shares of our common stock were held in the form of ADRs and there were 22 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2011, there were 57,330 holders of common stock of record worldwide, including 116 shareholders of record with addresses in the United States who held 11,923,830 shares, representing approximately 8.75% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of our control.

B.    Related Party Transactions.

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from ROKUROKUSOU LLC where Takuya Kozuki, a director of KONAMI CORPORATION, is the representative, at ¥1,336 million ($16,067 thousand). The acquisition price was determined based on the third party appraisal.

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from Kozuki Capital Corporation at ¥685 million ($8,238 thousand). Kozuki Capital Corporation is a company owned by a key management personnel of the Company and his immediate family members. The acquisition price was determined based on the third party appraisal.

C.    Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.    Consolidated Statements and Other Financial Information.

Financial Statements

The information required by this item is set forth beginning on page F-2 of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4. Information on the Company. B “Business Overview” of this annual report.

Dividend Policy

We believe that it is important to return our profits to our stockholders to secure constant high dividends and improve the corporate value. However, our dividends are subject to our future earnings and financial condition, approval of the board of directors (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2011, the date of our last audited financial statements.

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

Fiscal Year ended March 31,	Price per Share of KONAMI CORPORATION Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of KONAMI CORPORATION Common Stock	Closing TOPIX		Closing Nikkei Stock Average
Fiscal Period	High	Low		High	Low	High	Low
2007	3,670	2,330	974,090	1,816.97	1,458.30	18,215.25	14,218.60
2008	4,120	2,580	1,042,096	1,796.89	1,139.62	18,297.00	11,691.00
2009	4,410	1,275	1,458,497	1,449.14	698.46	14,601.27	6,994.90
2010	2,080	1,416	912,983	987.27	778.21	11,147.62	8,084.62
2011	1,976	1,289	1,050,423	1,001.77	725.90	11,408.17	8,227.63
2010:
First quarter	1,877	1,416	989,797	954.08	778.21	10,170.82	8,084.62
Second quarter	2,080	1,673	858,910	987.27	852.11	10,767.00	9,050.33
Third quarter	1,829	1,417	828,003	920.54	809.24	10,707.51	9,076.41
Fourth quarter	1,839	1,485	977,162	984.06	876.77	11,147.62	9,867.39
2011:
First quarter	1,976	1,380	1,141,387	1,001.77	835.91	11,408	9,347
Second quarter	1,524	1,289	765,735	874.25	800.69	9,807	8,796
Third quarter	1,827	1,372	979,884	909.67	799.64	10,394	9,124
Fourth quarter	1,875	1,293	1,328,580	976.28	725.90	10,892	8,228

Calendar Period
2011:
January	1,797	1,606	756,537	939.70	904.25	10,621	10,183
February	1,726	1,539	1,151,674	976.28	910.82	10,892	10,246
March	1,875	1,293	1,975,400	964.18	725.90	10,768	8,228
April	1,609	1,460	1,045,670	874.35	824.61	9,850	9,405
May	1,681	1,521	985,605	866.65	812.52	10,017	9,406
June	1,947	1,673	1,672,095	850.32	801.78	9,850	9,319

On July 8, 2011, the reported closing price of our shares on the Tokyo Stock Exchange was ¥1,989 per share, the closing Nikkei Stock Average was ¥10,137.73 and the closing TOPIX was ¥874.34.

On July 8, 2011, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $24.22 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
Fiscal Period	High ($)	Low ($)
2007	30.48	20.42	2,571
2008	39.93	20.22	5,612
2009	42.79	12.77	11,898
2010	21.98	14.80	3,593
2011	22.47	15.14	7,802
2010:
First quarter	19.48	14.80	7,021
Second quarter	21.98	18.19	1,936
Third quarter	20.01	16.17	2,184
Fourth quarter	19.90	16.53	3,269
2011:
First quarter	21.16	15.50	4,929
Second quarter	18.00	15.14	3,673
Third quarter	21.59	17.05	13,145
Fourth quarter	22.47	16.74	9,466

Calendar Period:
2011:
January	21.62	19.77	3,010
February	21.20	19.07	4,911
March	22.47	16.74	18,843
April	19.78	17.35	8,435
May	20.76	18.77	8,824
June	24.18	21.22	5,809

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the fiscal year ended March 31, 2011, we had no diluted securities.

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

There is no provision under our Articles of Incorporation or under the Corporate Law which requires a director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his or her assumption of office. director s can be re-elected. All of our existing directors have been elected by the resolution of the shareholders’ meeting held on June 29, 2011 and each has entered into contract with us on the same date.

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

General

Our authorized share capital consists of 450,000,000 shares. All issued shares are fully-paid and non-assessable. As of March 31, 2011, 136,140,971 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, and in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders. However, by amendment of the Law Concerning Central Clearing of Bonds, Share Certificates and Other Securities in Japan (effective January 5, 2009), the share certificate system has been replaced by a book-entry transfer system administered by the Japan Securities Depositary Center, Inc ( “JASDEC”). Under the new system, Japanese listed companies cannot issue share certificates and those certificates previously issued are void. The shareholder’s ownership right that was represented by the share certificate is now recorded as an entry in an account that the shareholder is required to open with an Account Management Institution, i.e. a financial institution such as a bank, trust bank or a securities firm. A transfer of shares is effected by recording the transfer from the transferor’s account to the transferee’s account. We amend our register of shareholders (to, for example, reflect a transfer of shares) upon receipt of a General Shareholders Notification from JASDEC.

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

Article 445 Clause 4 of the Corporate Law and Article 45 of the Corporate Computation Rule under the Corporate Law provide in effect that, in the event that we distribute profits by way of annual dividends or interim dividends, until the sum of our additional paid-in capital and our legal reserve is one-quarter of our capital we must have retained in our legal reserve and set aside as our legal reserve, an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings. We may distribute profits by way of annual dividends or interim dividends out of the amount remaining (the “Distributable Amount” (Article 461 Clause 2 of the Corporate Law)) from the aggregate of retained capital and retained earnings at the end of the most recent fiscal year, adjusted for the amount of dividends distributed thereafter, “Retained Earnings” (Article 446 of the Corporate Law) and after adjustment, such as deduction of the book value of treasury stock, in accordance with laws and regulations. In our group, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

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

Acquisition of Shares

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan by a non-resident of Japan from a resident of Japan may be made without any restriction. However, as described below, in circumstances, a report by the proxy who is a resident of Japan must be filed to the Minister of Finance. In addition, the Foreign Exchange Regulations give the Minister of Finance the power to require a prior approval for any such acquisition in certain exceptional circumstances.

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

On July 8, 2011, the closing price of our shares on the Tokyo Stock Exchange was ¥1,989 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥2,000 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥3,000 or ¥3,000 and ¥5,000, or fall to between ¥1,000 and ¥1,500. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,000	Less than	¥1,500	¥300
Over	1,500	Less than	2,000	400
Over	2,000	Less than	3,000	500
Over	3,000	Less than	5,000	700

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

Takeover Defense Measures

“The Countermeasures to any large-scale acquisition of shares in the Company (takeover defense measures)” (the “Current Plan”) was approved and subsequently introduced upon resolution at a general shareholders’ meeting held on June 29, 2010. The outline of the Current Plan is as follows:

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

C.    Material Contracts.

We have not entered into any material contract, other than in the ordinary course of business, within the two years immediately preceding the date of this annual report or any contract, other than in the ordinary course of business, which contains any provision under which we have any obligation or entitlement which is material to us as at the date of this annual report.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder, is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is subject to change because it is a factual determination that is made annually based on our asset values, including the value of our intangibles as evidenced by the fair market value of our shares or ADSs, and our gross income, each of which is itself subject to change. Sustained trading value of our shares below their current levels may result in our shares and ADSs being treated as stock of a PFIC for United States federal income tax purposes.

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

If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621. In addition, pursuant to recently enacted legislation, if you are a U.S. person that is a shareholder in a PFIC, you will generally be required to file an annual report with the Internal Revenue Service. The content of this required statement and potential exemptions to this requirement are under development by the Internal Revenue Service.

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

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2011, our U.S. dollar and Euro denominated sales comprised 14.91% and 9.03% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had significant U.S. dollar and Euro dominated monetary assets. As of March 31, 2011 we had net U.S. dollar dominated monetary assets of approximately $1,301 million and Euro denominated monetary assets of approximately €37 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign currency derivatives

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to be paid that are denominated in foreign currencies. Because the counterparties to these contracts are limited to major international financial institutions, we do not anticipate any losses arising from credit risk. Our finance department of each company executes and controls these contracts. Foreign exchange forward contracts are presented below by the notional balances with weighted average exchange rates. All of these forward contracts are expected to mature in three to six months.

Foreign exchange forward contracts at March 31, 2011

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	—	—	—	—
Selling EURO	171	176	(5)	114.245

Total	¥171	¥176	¥(5)

Foreign exchange forward contracts at March 31, 2010

Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	—	—	—	—
Selling EURO	—	—	—	—

Total	¥—	¥—	¥—

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2011 and 2010 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2011

	Expected maturity dates
Type of debt and average interest rates	2012	2013	2014	2015	2016	Thereafter	Total 3/31/11	Fair Value 3/31/11
	(in millions of yen)
Unsecured bonds (1.62%)	¥5,000	¥5,000	¥5,000	—	—	—	¥15,000	¥14,898

Total	¥5,000	¥5,000	¥5,000	—	—	—	¥15,000	¥14,898

Interest rate risk at March 31, 2010

	Expected maturity dates
Type of debt and average interest rates	2011	2012	2013	2014	2015	Thereafter	Total 3/31/10	Fair Value 3/31/10
	(in millions of yen)
Unsecured bank loans (1.01%)	¥204	—	—	—	—	—	¥204	¥201
Unsecured bonds (1.56%)	—	¥5,000	¥5,000	¥5,000	—	—	¥15,000	¥14,902

Total	¥204	¥5,000	¥5,000	¥5,000	—	—	¥15,204	¥15,103

Investment price risk

The fair value of certain of our investments, primarily in marketable equity securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2011 would be ¥23 million. We had no open equity derivative positions from April 1, 2010 to March 31, 2011.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2011 and 2010, respectively:

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2011				March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥229	¥2	¥(90)	¥140	$2,754	$24	$(1,082)	$1,684
Other securities	—	—	—	—	—	—	—	—

Total	¥229	¥2	¥(90)	¥140	$2,754	$24	$(1,082)	$1,684

	Millions of Yen
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥224	¥2	—	¥226
Other securities	—	—	—	—

Total	¥224	¥2	—	¥226

Credit Risk

As of March 31, 2011, we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2011, we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Item 12D.	3. Fees payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (USD)

Deposit or substitution the underlying shares (including execution and delivery of Receipts)	USD5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Receipt or distribution dividends	USD0.02 or less per ADS

Sale or exercise of rights	USD5.00 for each 100 ADSs (or portion thereof)

Withdrawal of underlying security (including the surrender of Receipts)	USD5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Transfer, split or grouping of receipts	USD1.50 per ADS

General depositary services, including any annually charged fee.	USD0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

Taxes and other governmental charges	As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable

Item 12D. 4. Fees paid to KONAMI CORPORATION by the Depositary

JPMorgan Chase Bank N.A., as Depositary, has agreed to reimburse KONAMI CORPORATION for expenses incurred in relation to the maintenance of KONAMI CORPORATION’s ADR program, up to a total of US$110,000 for the annual expenses associated with Investor Relations and NYSE annual fees, including investor relations expenses and stock exchange application and listing fees. Furthermore, from April 1, 2010 to March 31, 2011, the Depositary has waived a total of $40,000 in fees associated with the administration of the ADR program and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2011, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, these officers concluded that, as of March 31, 2011, the disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

KONAMI CORPORATION’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management assessed the effectiveness of internal control over financial reporting as of March 31, 2011. The Company acquired TAKASAGO ELECTRIC INDUSTRY CO., LTD. (“TAKASAGO”) on January 1, 2011, and the management has excluded from its assessment of the effectiveness of KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2011, TAKASAGO’s internal control over financial reporting associated with total assets of 4.63 percent (of which 2.67 percent was identifiable intangible assets and included within the scope of the assessment) and total net revenue of 0.03 percent included in the consolidated financial statements of KONAMI CORPORATION and subsidiaries as of and for the year ended March 31, 2011. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2011, our internal control over financial reporting was effective.

Our independent registered public accounting firm, KPMG AZSA LLC, has issued an audit report on our internal control over financial reporting. Their report appears at the beginning of our consolidated financial statements in this annual report.

Changes in Internal Control over Financial Reporting

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

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA LLC to perform an annual audit of our financial statements in the years ended March 31, 2010 and 2011. The following table presents information concerning fees paid to KPMG AZSA LLC and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2010	2011
Audit fees (1)	¥493	¥480
Tax fees (2)	235	168
All other fees (3)	12	24

Total	¥740	¥672

(1)	Fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	Fees for professional tax services performed including tax compliance, tax advice and tax planning.
(3)	Fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our corporate auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for KONAMI CORPORATION or its subsidiaries without the prior approval of our corporate auditors.

All of the services provided by KPMG in the fiscal year ended March 31, 2011 were approved by our corporate auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.	Exemption from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, relating to listed company audit committees, which apply to us through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2010	100	1,865.80	—	—
May 1 to May 31, 2010	101	1,705.41	—	—
June 1 to June 30, 2010	120	1,488.50	—	—
July 1 to July 31, 2010	—	—	—	—
August 1 to August 31, 2010	109	1,318.97	—	—
September 1 to September 30, 2010	50	1,490.00	—	—
October 1 to October 31, 2010	170	1,458.65	—	—
November 1 to November 30, 2010	42	1,493.00	—	—
December 1 to December 31, 2010	487	1,665.94	—	—
January 1, to January 31, 2011	800	1,771.81	—	—
February 1, to February 28, 2011	1,271	1,652.33	—	—
March 1 to March 31, 2011	466	1,704.34	—	—

Note:

Total number of purchase shares shown includes the purchase of fractional shares from fractional share owners, pursuant to the Japanese Commercial Code. For an explanation of the right of such shareholders, see “Rights of our Shareholders—Unit shares System” under Item 10.B of this annual report.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.	Corporate Governance.

Companies listed on the New York Stock Exchange (the “NYSE”) must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as KONAMI CORPORATION, are permitted to follow home country practice in lieu of certain provisions of Section 303A

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by KONAMI.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by KONAMI
A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

Under Japan’s Corporate Law and relevant regulations (collectively, the “Corporate Law”), large listed companies may elect to structure their corporate governance system to be either that of a company with a Board of Statutory Auditors and an independent auditing firm (kaikei-kansanin), or that of a company with specified committees. The Company is currently a company with a Board of Statutory Auditors and an independent auditing firm (i.e. the “system of” Board of Statutory Auditors” ” of corporate governance). For large listed companies under the system of “Board of Statutory Auditors”, including the Company, the Corporate Law has no independence requirement with respect to directors. The tasks of overseeing management is assigned to the corporate auditors, who are separate from the Company’s management.

Companies under the system of “Board of Statutory Auditor”, including the Company, are required to have at least three corporate auditors and the majority have to be “outside” corporate auditors who must meet independence requirements under the Corporate Law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting consultant (kaikei sanyo), executive officer (shikkoyaku), manager or any other employee of the company or any of its subsidiaries in previous years prior to the appointment.

Currently, KONAMI has four corporate auditors and all of them are outside corporate auditors.

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

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by KONAMI

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

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, relating to listed company audit committees, the Company relies on an exemption under that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria.

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

Not applicable.

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2011 expressed an unqualified opinion on the effectiveness of KONAMI CORPORATION’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2011 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 28, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KONAMI CORPORATION’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, KONAMI CORPORATION maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired TAKASAGO ELECTRIC INDUSTRY CO., LTD. (“TAKASAGO”) on January 1, 2011, and management has excluded from its assessment of the effectiveness of KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2011, TAKASAGO’s internal control over financial reporting associated with total assets of 4.63 percent and total net revenue of 0.03 percent included in the consolidated financial statements of KONAMI CORPORATION and subsidiaries as of and for the year ended March 31, 2011. Our audit of internal control over financial reporting of KONAMI CORPORATION also excluded an evaluation of the internal control over financial reporting of TAKASAGO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORORATION and subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated July 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 28, 2011

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2010 and 2011

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,740	¥59,541	$716,067
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥680 million and ¥275 million ($3,307 thousand) at March 31, 2010 and 2011, respectively	30,164	28,564	343,524
Inventories	23,497	25,479	306,422
Deferred income taxes, net	20,669	23,239	279,483
Prepaid expenses and other current assets	9,492	12,111	145,653

Total current assets	134,562	148,934	1,791,149
PROPERTY AND EQUIPMENT, net	62,434	59,508	715,670
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	226	140	1,684
Investment in affiliate	2,146	2,131	25,628
Identifiable intangible assets	35,246	41,565	499,880
Goodwill	21,899	21,880	263,139
Lease deposits	27,685	27,360	329,044
Deferred income taxes, net	3,531	2,934	35,286
Other assets	10,469	9,439	113,517

Total investments and other assets	101,202	105,449	1,268,178

TOTAL ASSETS	¥298,198	¥313,891	$3,774,997

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	—	¥4,000	$48,106
Current portion of long-term debt and capital lease obligations	¥2,433	6,783	81,575
Trade notes and accounts payable	16,138	19,003	228,539
Accrued income taxes	3,962	6,121	73,614
Accrued expenses	18,568	16,747	201,407
Deferred revenue	6,246	4,804	57,775
Other current liabilities	6,118	5,697	68,515

Total current liabilities	53,465	63,155	759,531
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	39,885	35,516	427,132
Accrued pension and severance costs	2,861	2,932	35,261
Deferred income taxes, net	4,162	5,503	66,181
Other long-term liabilities	8,594	8,378	100,758

Total long-term liabilities	55,502	52,329	629,332

TOTAL LIABILITIES	108,967	115,484	1,388,863

COMMITMENTS AND CONTINGENCIES (Notes 10 and 24)

EQUITY:
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2010 and 2011: outstanding 133,460,664 shares and 136,140,971 shares at March 31, 2010 and 2011, respectively	47,399	47,399	570,042
Additional paid-in capital	77,089	75,490	907,877
Legal reserve	284	284	3,416
Retained earnings	83,055	90,250	1,085,388
Accumulated other comprehensive loss	(175)	(2,547)	(30,631)
Treasury stock, at cost- 10,039,336 shares and 7,359,029 shares at March 31, 2010 and March 31, 2011, respectively	(23,187)	(16,962)	(203,993)

Total KONAMI CORPORATION stockholders’ equity	184,465	193,914	2,332,099

Noncontrolling interest	4,766	4,493	54,035

TOTAL EQUITY	189,231	198,407	2,386,134

TOTAL LIABILITIES AND EQUITY	¥298,198	¥313,891	$3,774,997

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2009, 2010 and 2011

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
NET REVENUES:
Product sales revenue	¥227,821	¥185,514	¥180,582	$2,171,762
Service revenue	81,950	76,630	77,406	930,920

Total net revenues	309,771	262,144	257,988	3,102,682

COSTS AND EXPENSES:
Costs of products sold	133,670	109,910	113,699	1,367,396
Costs of services rendered	78,966	75,824	75,333	905,989
Selling, general and administrative	58,653	55,407	46,253	556,260
Restructuring and impairment charges	11,121	2,339	—	—
Earthquake and related impairment charges	—	—	4,455	53,578
Gain on bargain purchase	—	—	(2,543)	(30,583)

Total costs and expenses	282,410	243,480	237,197	2,852,640

Operating income	27,361	18,664	20,791	250,042

OTHER INCOME (EXPENSES):
Interest income	459	165	268	3,223
Interest expense	(1,468)	(1,574)	(1,541)	(18,533)
Foreign currency exchange gain (loss), net	(1,641)	67	(342)	(4,113)
Other, net	8	(200)	(94)	(1,130)

Other expenses, net	(2,642)	(1,542)	(1,709)	(20,553)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	24,719	17,122	19,082	229,489

INCOME TAXES:
Current	15,526	7,177	7,319	88,021
Deferred	(4,811)	(3,577)	(918)	(11,040)

Total	10,715	3,600	6,401	76,981

EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	(2,490)	56	41	493

NET INCOME	11,514	13,578	12,722	153,001
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	640	264	(212)	(2,549)

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥10,874	¥13,314	¥12,934	$155,550

PER SHARE DATA:	Yen			U.S. Dollars
	2009	2010	2011	2011
Basic net income attributable to KONAMI CORPORATION stockholders per share	¥79.30	¥99.76	¥96.48	$1.16

Diluted net income attributable to KONAMI CORPORATION stockholders per share	¥79.30	¥99.76	¥96.48	$1.16

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2009, 2010 and 2011

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2008	¥47,399	¥77,078	¥284	¥73,492	¥2,579	¥(18,073)	¥182,759	¥4,324	¥187,083
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥54.0 per share				(7,419)			(7,419)		(7,419)
Cash dividends attributable to noncontrolling interest								(2)	(2)
Purchase of treasury stock						(5,576)	(5,576)		(5,576)
Reissuance of treasury stock		(0)				463	463		463
Others		12					12	(55)	(43)
Comprehensive income:
Net income				10,874			10,874	640	11,514
Foreign currency translation adjustments					(2,078)		(2,078)		(2,078)
Net unrealized losses on available-for-sale securities					(59)		(59)		(59)
Pension liability adjustment					(344)		(344)		(344)

Total comprehensive income for the year							8,393	640	9,033

Balance at March 31, 2009	¥47,399	¥77,090	¥284	¥76,947	¥98	¥(23,186)	¥178,632	¥4,907	¥183,539
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥54.0 per share				(7,206)			(7,206)		(7,206)
Cash dividends attributable to noncontrolling interest								(381)	(381)
Purchase of treasury stock						(3)	(3)		(3)
Reissuance of treasury stock		(1)				2	1		1
Comprehensive income:
Net income				13,314			13,314	264	13,578
Foreign currency translation adjustments					(207)		(207)	(4)	(211)
Net unrealized losses on available-for-sale securities					(8)		(8)		(8)
Pension liability adjustment					(58)		(58)	(20)	(78)

Total comprehensive income for the year							13,041	240	13,281

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2009, 2010 and 2011—(Continued)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2010	¥47,399	¥77,089	¥284	¥83,055	¥(175)	¥(23,187)	¥184,465	¥4,766	¥189,231
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥32.0 per share				(5,739)			(5,739)		(5,739)
Cash dividends attributable to noncontrolling interest								(54)	(54)
Purchase of treasury stock						(101)	(101)		(101)
Reissuance of treasury stock		(1,599)				6,326	4,727		4,727
Comprehensive income:
Net income				12,934			12,934	(212)	12,722
Foreign currency translation adjustments					(2,140)		(2,140)	(13)	(2,153)
Net unrealized losses on available-for-sale securities					(55)		(55)		(55)
Pension liability adjustment					(177)		(177)	6	(171)

Total comprehensive income (loss) for the year							10,562	(219)	10,343

Balance at March 31, 2011	¥47,399	¥75,490	¥284	¥90,250	¥(2,547)	¥(16,962)	¥193,914	¥4,493	¥198,407

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2009, 2010 and 2011—(Continued)

	Thousands of U.S. Dollars
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2010	$570,042	$927,109	$3,416	$998,856	$(2,104)	$(278,857)	$2,218,462	$57,317	$2,275,779
Cash dividends attributable to KONAMI CORPORATION stockholders, $0.38 per share				(69,018)			(69,018)		(69,018)
Cash dividends attributable to noncontrolling interest								(647)	(647)
Purchase of treasury stock						(1,214)	(1,214)		(1,214)
Reissuance of treasury stock		(19,232)				76,078	56,846		56,846
Comprehensive income:
Net income				155,550			155,550	(2,549)	153,001
Foreign currency translation adjustments					(25,741)		(25,741)	(155)	(25,896)
Net unrealized losses on available-for-sale securities					(655)		(655)		(655)
Pension liability adjustment					(2,131)		(2,131)	69	(2,062)

Total comprehensive income (loss) for the year							127,023	(2,635)	124,388

Balance at March 31, 2011	$570,042	$907,877	$3,416	$1,085,388	$(30,631)	$(203,993)	$2,332,099	$54,035	$2,386,134

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2009, 2010 and 2011

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Cash flows from operating activities:
Net income	¥11,514	¥13,578	¥12,722	$153,001
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	13,731	12,899	12,388	148,984
Provision for doubtful receivables	209	259	(192)	(2,309)
Restructuring and impairment charges	11,121	2,339	—	—
Earthquake and related impairment charges	—	—	4,455	53,578
Gain on bargain purchase	—	—	(2,543)	(30,583)
Loss (gain) on sale or disposal of property and equipment, net	(337)	822	271	3,259
Equity in net loss (income) of affiliated company	2,490	(56)	(41)	(493)
Deferred income taxes	(4,811)	(3,577)	(918)	(11,040)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	175	(261)	2,385	28,683
Increase in inventories	(1,424)	(2,455)	(2,632)	(31,654)
Decrease (increase) in other receivables	1,111	(406)	20	240
Decrease (increase) in prepaid expense	(918)	(24)	101	1,215
Increase (decrease) in trade notes and accounts payable	(556)	(949)	2,357	28,346
Increase (decrease) in accrued income taxes, net of tax refunds	(2,157)	(2,526)	576	6,927
Decrease in accrued expenses	(1,266)	(262)	(425)	(5,111)
Decrease in deferred revenue	(234)	(1,294)	(1,157)	(13,915)
Decrease in advance received	(796)	(478)	(185)	(2,225)
Decrease in deposits	(93)	(396)	(117)	(1,407)
Other, net	2,372	(2,916)	(460)	(5,532)

Net cash provided by operating activities	30,131	14,297	26,605	319,964
Cash flows from investing activities:
Capital expenditures, including interest capitalized	(8,531)	(6,318)	(10,554)	(126,927)
Proceeds from sales of property and equipment	1,355	10	8	96
Acquisition of new subsidiaries, net of cash acquired	—	—	679	8,166
Decrease (increase) in lease deposits, net	1,616	(374)	497	5,977
Net increase in term deposits	—	—	(1,412)	(16,981)
Other, net	(155)	233	9	108

Net cash used in investing activities	(5,715)	(6,449)	(10,773)	(129,561)
Cash flows from financing activities:
Net increase in short-term borrowings	—	—	680	8,178
Repayments of long-term debt	(592)	(592)	(278)	(3,343)
Redemption of bonds	(5,000)	—	—	—
Principal payments under capital lease obligations	(2,886)	(2,581)	(2,678)	(32,207)
Dividends paid	(7,414)	(7,569)	(5,785)	(69,573)
Purchases of treasury stock by parent company	(5,576)	(3)	(101)	(1,215)
Proceeds from sale-leaseback transaction	—	—	1,975	23,752
Other, net	464	1	5	60

Net cash used in financing activities	(21,004)	(10,744)	(6,182)	(74,348)
Effect of exchange rate changes on cash and cash equivalents	(1,974)	68	(849)	(10,210)
Net increase (decrease) in cash and cash equivalents	1,438	(2,828)	8,801	105,845
Cash and cash equivalents, beginning of year	52,130	53,568	50,740	610,222

Cash and cash equivalents, end of year	¥53,568	¥50,740	¥59,541	$716,067

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010, and 2011

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

Basis of Presentation

The consolidated financial statements herein are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2011 of ¥83.15 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling interests in the net assets of subsidiary are reported as a component of equity in the consolidated financial statements. Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. Noncontrolling interests in a subsidiary’s earnings or losses are reported as a component of net income in the consolidated financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Marketable Securities

KONAMI classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which KONAMI has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2010 and 2011, all equity securities held by KONAMI are classified as available-for-sale.

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

(d) Investment in Affiliate

For those investments in affiliates in which the Company has the ability to exercise significant influence over the affiliate’s operations (generally when its voting interest is between 20% and 50%), the equity method of accounting is used. Under this method, the investment is initially recorded at cost and is adjusted to recognize the Company’s share of the net earnings or losses of the affiliates. All significant intercompany profits from these affiliates have been eliminated. Investments in non-marketable equity securities in which the Company does not consolidate or account for under the equity method are carried at cost.

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

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

(h) Business Combination

KONAMI accounts for business combinations under the acquisition method and, accordingly, has recognized assets acquired including identifiable intangible assets, liabilities assumed and noncontrolling interests based on the respective estimated fair values at the acquisition date. Acquisition costs are expensed as incurred.

(i) Goodwill and Other Identifiable Intangible Assets

Goodwill represents the difference between the cost of an acquired company and amounts allocated to the estimated fair values of identifiable assets acquired, liabilities assumed and any noncontrolling interests. Identifiable intangible assets represent intangible assets related to trademarks, gaming licenses, memberships, patents, customer relationships and franchise and other contracts acquired in connection with acquisitions of subsidiaries.

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

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

(m) Revenue Recognition

KONAMI derives revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, amusement machines and related equipment, gaming machines and related casino management systems, and pachinko slot machines and LCDs for pachinko machines, (ii) membership fee revenue from health and fitness club members, and (iii) sales and subscription fee revenue from mobile game contents.

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

For mobile game contents, KONAMI enters into distribution agreements with mobile phone carriers for the sale or subscription of mobile game contents by the carriers to their subscribers. KONAMI recognizes as revenues the amount due to KONAMI by the mobile phone carrier upon the sale of KONAMI’s game contents, net of any service or other fees earned and deducted by the carrier.

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

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

Collection is Probable.

Probability of collection is assessed on a customer-by-customer basis. KONAMI typically sells to customers with whom KONAMI has a history of successful collection. New customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. For KONAMI’s health and fitness clubs, the collectability of membership fees is assured as it generally charges members’ accounts one-month in advance. In addition, for mobile game contents, KONAMI has a collection risk for its accounts receivable except for certain mobile phone carriers.

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

For those sources that involve multiple deliverables except for software deliverables, KONAMI applies the recognition criteria. Specifically, deliverables are divided into separate units of accounting if:

(1)	each item has value to the customer on a stand-alone basis, and

(2)	delivery of any undelivered item is considered probable and substantially in KONAMI’s control.

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

KONAMI sells amusement machines in Digital Entertainment Segment, and provides disposal service for the amusement machines, “e-AMUSEMENT” service connecting multiple amusement arcades online, and “e-AMUSEMENT Participation” service sharing playing fees of users with customers (amusement arcade operators), as multiple deliverable arrangements. KONAMI does not grant the right to return amusement machines to the customers. The customers are granted the right to receive disposal services of the amusement machines at the point of sale, which is exercisable within 5 to 7 years as a fixed fee arrangement to require KONAMI to handle disposal of the machines at the end of their useful lives. The e-AMUSEMENT and e-AMUSEMENT Participation services are a separate contract from the sale of the machines. However, those service contracts are generally entered into concurrently with the sale of the machines. KONAMI has evaluated and concluded that each of these components contained in such arrangements is a separate unit of accounting since it has standalone value, and recognizes revenue when the customers have accepted the machine or the services have been rendered. As described in (w) New Accounting Pronouncements Adopted, KONAMI elected to early adopt ASU2009-13 and ASU2009-14, which did not have a material impact on revenue recognition of these items. Under a selling price hierarchy modified by those standards, consideration is allocated to each component based on the relative selling price for the deliverables. The selling price for a deliverable is based on VSOE or third party evidence, which is the price of the vendor’s or any competitor’s largely interchangeable services in standalone sales to similarly situated customers.

Revenues from casino management systems that are a part of Gaming & Systems Segment are also recognized as multiple software deliverables, because the software is essential to the functionality of the hardware. Revenue from sales of casino management systems is recognized only when installation of hardware and software is completed and accepted by the customers. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of fair value established by renewal rates. KONAMI early adopted ASU2009-13 and ASU2009-14, which did not have a material impact on revenue recognition of these items.

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥2,677 million, ¥2,964 million and ¥2,163 million ($26,013 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively, in the accompanying consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

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

(o) Royalties and License Fees

KONAMI pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to costs of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥1,190 million and ¥887 million ($10,667 thousand) at March 31, 2010 and 2011, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and handling expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and handling expenses amounted to ¥2,707 million, ¥2,185 million and ¥2,692 million ($32,375 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥12,596 million, ¥9,880 million and ¥8,947 million ($107,601 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively.

(r) Stock-based Compensation

KONAMI accounts for its stock-based compensation plan to directors and employees using the fair value based method. KONAMI had recognized the post-vesting share-based compensation awards, according to the period in which employees are required to provide service, beginning from the adoption date.

(s) Foreign Currencies Transactions and Translations

Transactions denominated in foreign currencies are recorded using the exchange rates in effect as of the transaction dates. The related foreign currency asset and liability balances are re-measured based on exchange rates prevailing at each balance sheet date with the resulting gain or loss charged to earnings.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Assets and liabilities of a foreign subsidiary where the functional currency is other than Japanese yen are translated into Japanese yen at the exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated at average exchange rates during the current year. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

(t) Consumption Taxes

Revenue is recorded net of applicable consumption taxes.

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

(v) Net Income Per Share

Basic net income attributable to KONAMI CORPORATION stockholders per common share excludes dilution for potential common stock and is computed by dividing consolidated net income (loss) attributable to KONAMI CORPORATION stockholders by the weighted-average number of common shares outstanding. Diluted net income attributable to KONAMI CORPORATION stockholders per common share reflects the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted net income attributable to KONAMI CORPORATION stockholders per common share is calculated by dividing net income attributable to KONAMI CORPORATION stockholders by the sum of the weighted-average number of common shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The components of basic and diluted net income attributable to KONAMI CORPORATION stockholders per common share are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Net income available for KONAMI CORPORATION stockholders	¥10,874	¥13,314	¥12,934	$155,550

	Shares
Weighted-average common shares outstanding	137,124,130	133,461,138	134,065,450
Dilutive effect of employee stock options	—	—	—

Common stock and common stock equivalents	137,124,130	133,461,138	134,065,450

	Yen			U.S. Dollars
Net income attributable to KONAMI CORPORATION stockholders per common share:
Basic	¥79.30	¥99.76	¥96.48	$1.16

Diluted	¥79.30	¥99.76	¥96.48	$1.16

For the years ended March 31, 2009, 2010 and 2011, 741,968, nil and nil shares attributable to outstanding stock options were excluded from the calculation of diluted earnings attributable to KONAMI CORPORATION per share because the exercise prices of the stock options were greater than to the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

(w) New Accounting Pronouncements Adopted

Effective April 1, 2009, KONAMI adopted the provisions of FASB Statement of Financial Accounting Standards No. 141 Revised, “Business Combinations”, included in FASB ASC Topic 805. This ASC establishes principles and requirements of how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. This ASC requires disclosures to enable evaluation of the nature and financial effects of the business combination. See Notes 2.

Effective January 1, 2009, KONAMI adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. See Notes 3, 6, 7, 8 and 20.

Effective April 1, 2010, KONAMI has adopted ASU2009-13 “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force”. ASU2009-13 provides amendments to the criteria for allocation of revenues in multiple-deliverable arrangements, and in the absence of vendor-specific objective evidence or a third-party evidence concerning a selling price of deliverable products and services, sets forth a provision to allocate revenues in relation to products and services by applying an estimated selling price.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

As permitted by ASU2009-13, KONAMI elected to early adopt these new accounting standards at the beginning of its fiscal year ended March 31, 2011 on a prospective basis for arrangements originating or materially modified on or after April 1, 2010. The effect of the early adoption is discussed in (m) Revenue Recognition.

Effective April 1, 2010, KONAMI has adopted ASU2009-14 “Certain Revenue Arrangements That Include Software Elements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-14 is to exclude tangible products containing software components that function to deliver the product’s essential functionality from the criteria for software revenues. As permitted by ASU2009-14, KONAMI elected to early adopt these new accounting standards at the beginning of its fiscal year ended March 31, 2011 on a prospective basis for arrangements originating or materially modified on or after April 1, 2010. The effect of the early adoption is discussed in (m) Revenue Recognition.

Effective October 1, 2010, KONAMI has adopted Accounting Standards Update (“ASU”) of the Financial Accounting Standard Board Accounting Standard Codification No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. ASU2010-20 requires to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As KONAMI did not have material financing receivables which were subject to the provisions of ASU2010-20, required additional disclosures have not been provided.

2.    Business Combinations

In accordance with a share exchange agreement between the Company and TAKASAGO ELECTRIC INDUSTRY CO., LTD. (formerly Abilit Corporation, “TAKASAGO”), pursuant to the resolution of the Company’s board of directors’ meeting held on September 21, 2010, the Company executed the share exchange agreement on January 1, 2011 and made TAKASAGO a wholly owned subsidiary of the Company. Under the terms of the agreement, 0.052 shares of the Company’s common stock were exchanged for one common share of TAKASAGO. The Company issued approximately 2,593 thousand shares from its treasury stock for all of the shares of TAKASAGO. The fair value of the acquisition price for the shares of TAKASAGO was ¥4,476 million ($53,830 thousand), which was determined based on the allocated number of the Company’s treasury stocks to TAKASAGO’s shareholders and the Company’s stock price at the share exchange date. TAKASAGO’s operating results have been included in the Company’s consolidated financial statements from the date of acquisition. Costs related to the acquisition of TAKASAGO of ¥27 million ($325 thousand) were recorded in the operating expense in the accompanying consolidated statements of income.

TAKASAGO is engaged in the business of production and sale of pachinko and pachinko slot machines. KONAMI targets to enhance the corporate value by combining the KONAMI Group’s business resources with the extensive expertise of TAKASAGO in the field.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date, as adjusted to give effects to the acquisition method accounting adjustments:

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥6,686	$80,409
Property and equipment	530	6,374
Identifiable intangible assets	8,413	101,179
Other assets	457	5,496

Total assets acquired	16,086	193,458

Current liabilities	5,352	64,366
Long-term liabilities	3,715	44,678

Total liabilities assumed	9,067	109,044

Net assets acquired	7,019	84,414

The fair value of current assets acquired includes trade notes and account accounts receivable and the gross amount due under the contract is ¥ 1,617 million ($19,447 thousand) of which ¥489 million ($5,881 thousand) is expected to be uncollectible. The acquired identifiable intangible assets consist of memberships in the trade association related to pachinko business with an indefinite useful life of ¥6,640 million ($79,856 thousand), patents of ¥1,418 million ($17,054 thousand) with weighted-average useful life 17 years and trademarks of ¥355 million ($4,269 thousand) with useful life 20 years.

Upon the initial completion of the purchase price allocation, the fair value of the net assets acquired exceeded the fair value of the purchase consideration transferred. Before recognizing a bargain purchase gain, KONAMI reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and also reviewed the procedures used to measure the amounts required to be recognized at the acquisition date for the identifiable assets acquired and liabilities assumed and the consideration transferred.

As a result, a bargain purchase gain of ¥2,543 million ($30,583 thousand) was recognized and included in the accompanying consolidated statements of income for the year ended March 31, 2011. KONAMI believes the bargain purchase gain resulted from various factors including KONAMI’s recognition and fair value measurement of certain identifiable intangible assets that TAKASAGO was not able to effectively utilize, TAKASAGO’s deteriorating financial condition and its willingness to restructure its operations under KONAMI Group’s expertise.

Revenues and loss before income taxes of TAKASAGO and its subsidiaries amounted to ¥79 million ($950 thousand) and ¥630 million ($7,577 thousand) for the year ended March 31, 2011, respectively, in the accompanying consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The following unaudited pro forma condensed combined results of operations for KONAMI are prepared assuming that the foregoing acquisition was completed as of the beginning of the respective period in which the acquisition occurred. This pro forma condensed combined financial information does not purport to represent what KONAMI”s results of operations would actually have been if such transaction had in fact occurred on such date. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable.

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Total net revenues	¥265,973	¥260,566	$3,133,686
Net income attributable to KONAMI CORPORATION	9,072	7,087	$85,232

3.    Investment in Affiliate

The carrying amounts of investment in affiliate as of March 31, 2010 and 2011 were ¥2,146 million and ¥2,131 million ($25,628 thousand), respectively.

At March 31, 2009, 2010 and 2011, KONAMI held an investment in affiliate as follows:

	Description of business	Acquisition Date	Ownership %
			2009	2010	2011
Resort Solution Co., Ltd. (“Resort Solution”)	Management of resort facilities	March 2006	20.4%	20.4%	20.4%

Resort Solution purchased and retired 1,000 thousand shares of treasury stock for the year ended March 31, 2009.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Summarized financial information for the affiliated company accounted for by the equity method is presented below:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Financial Position:
Property and equipment, net	¥17,534	¥16,368	$196,849
Other assets, net	12,621	13,077	157,270

Total assets	¥30,155	¥29,445	$354,119

Debt	¥5,570	¥7,136	$85,821
Other liabilities	16,082	13,754	165,412
Noncontrolling interest	29	32	385
Total Resort Solution stockholders’ equity	8,474	8,523	102,501

Total liabilities and equity	¥30,155	¥29,445	$354,119

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Operations:
Revenues	¥25,281	¥22,807	¥19,961	$240,060
Cost of revenues	13,170	10,988	9,403	113,085
Selling, general and administrative expenses	11,169	11,114	10,430	125,436

Operating income	942	705	128	1,539
Interest expense, net	(83)	(116)	(122)	(1,467)
Other, net	(301)	(65)	321	3,861

Net income	¥558	¥524	¥327	$3,933

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

The Company’s shares of undistributed earnings of the affiliate included in the consolidated retained earnings were earnings of nil as of March 31, 2010 and 2011.

The investment in Resort Solution with a carrying amount of ¥2,146 million and ¥2,131 million ($25,628 thousand) as of March 31, 2010 and 2011, respectively, was traded on established markets and was quoted at a market value of ¥1,937 million and ¥1,507 million ($18,124 thousand) as of March 31, 2010 and 2011, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

4.    Inventories

Inventories at March 31, 2010 and 2011 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Finished products	¥8,402	¥9,992	$120,168
Work in process	11,766	10,756	129,357
Raw materials and supplies	3,329	4,731	56,897

Total	¥23,497	¥25,479	$306,422

5.    Investment in Marketable Securities

Investment in marketable securities at March 31, 2010 and 2011 consisted of the following:

	Millions of Yen
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥224	¥2	—	¥226

Total	¥224	¥2	—	¥226

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2011				March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥229	¥2	¥(90)	¥140	$2,754	$24	$(1,082)	$1,684

Total	¥229	¥2	¥(90)	¥140	$2,754	$24	$(1,082)	$1,684

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position for less than 12 months at March 31, 2011, were ¥90 million ($1,082 thousand) and ¥134 million ($1,612 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

6.    Property and Equipment

Property and equipment at March 31, 2010 and 2011 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Property and equipment, at cost:
Land	¥11,212	¥12,901	$155,153
Buildings and structures	69,147	67,851	816,007
Tools, furniture and fixtures	27,461	24,867	299,062
Construction in progress	446	538	6,470

Total	108,266	106,157	1,276,692
Less-Accumulated depreciation and amortization	(45,832)	(46,649)	(561,022)

Net property and equipment	¥62,434	¥59,508	$715,670

See Note 12 for assets under capital leases that are included in the above.

Depreciation and amortization expense for the years ended March 31, 2009, 2010 and 2011 amounted to ¥9,075 million, ¥8,284 million and ¥8,432 million ($101,407 thousand), respectively.

When KONAMI identifies a change in circumstances that indicates the carrying amount of long-lived assets might not be recoverable, KONAMI considers the impairment of the assets.

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

During the fiscal year ended March 31, 2010, KONAMI recorded a pre-tax impairment charge of ¥480 million for long-lived assets related to closure of facilities, which was included in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2010.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

During the fiscal year ended March 31, 2011, KONAMI recorded a pre-tax impairment charge of ¥2,253 ($27,096 thousand) million for long-lived assets related to damaged facilities by the Great East Japan Earthquake in March 2011, which was included in earthquake and related impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2011. See Note 9.

7.    Goodwill and Identifiable Intangible Assets

In the fourth quarter of the fiscal year ended March 31, 2009, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks recognized in the Health & Fitness reporting unit was lower than their carrying value as a result of review based on the independent valuations. Consequently, non-cash impairment charge of ¥1,857 million was recorded in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2009. This impairment charge was attributed to determination that the reporting unit would fail to meet previous growth expectations of future results. As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2009.

In the fourth quarter of the fiscal year ended March 31, 2010, KONAMI determined that the fair value of indefinite lived intangible assets related to credit card contracts in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥ 451 million was recorded in restructuring and impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2010. The impairment charge was attributed to determination that the assets would fail to generate substantially expected future cash flows resulting from reviewing certain business as part of the restructuring processes for the reporting unit. As for the carrying value of goodwill, there was no impairment during the fiscal year ended March 31, 2010.

In the fourth quarter of the fiscal year ended March 31, 2011, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥1,900 million ($22,850 thousand) was recorded in earthquake and related impairment charges in the accompanying consolidated statements of income for the year ended March 31, 2011. The impairment is attributable to the direct and indirect effects of the Great East Japan Earthquake, which took place in March 2011, on the business of the reporting unit as well as on Japanese economy as a whole. See Note 9.

The changes in the carrying amounts of goodwill by operating segments for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Millions of Yen
	Digital Entertainment	Gaming & Systems	Health & Fitness	Total
Balance at March 31, 2009	¥15,232	¥125	¥6,568	¥21,925
Foreign currency translation adjustment	(26)	—	—	(26)

Balance at March 31, 2010	¥15,206	¥125	¥6,568	¥21,899
New acquisition	30	—	—	30
Foreign currency translation adjustment	(49)	—	—	(49)

Balance at March 31, 2011	¥15,187	¥125	¥6,568	¥21,880

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

	Thousands of U.S. Dollars
	Digital Entertainment	Gaming & Systems	Health & Fitness	Total
Balance at March 31, 2010	$182,874	$1,503	$78,990	$263,367
New acquisition	361	—	—	361
Foreign currency translation adjustment	(589)	—	—	(589)

Balance at March 31, 2011	$182,646	$1,503	$78,990	$263,139

During the fiscal year ended March 31, 2011, the Company acquired all outstanding shares of DIGITAL GOLF Inc. and made it a consolidated subsidiary in the Digital Entertainment Segment.

Identifiable intangible assets at March 31, 2010 and 2011 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Identifiable intangible assets subject to amortization:
Franchise and other contracts	¥1,582	¥1,582	$19,026
Customer relationships	418	418	5,027
Patents	—	1,418	17,054
Trademarks	—	355	4,269
Less-Accumulated amortization	(614)	(811)	(9,753)

Net amortized identifiable intangible assets	1,386	2,962	35,623

Identifiable intangible assets with an indefinite life:
Trademarks	33,553	31,653	380,673
Gaming licenses	307	310	3,728
Memberships	—	6,640	79,856

Total unamortized identifiable intangible assets	33,860	38,603	464,257

Total identifiable intangible assets	¥35,246	¥41,565	$499,880

Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors including, but not limited to, the expected use of the asset by the Company, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. Intangible assets related to customer relationships, patents and franchise and other contracts have been amortized over their estimated useful lives of 7 to 20 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2009, 2010 and 2011 was ¥361 million, ¥251 million and ¥197 million ($2,369 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2012	¥277
2013	277
2014	277
2015	264
2016	220

8.    Restructuring and impairment charges

For the purpose of aiming to future growth under the changing business environment surrounding the Health & Fitness Segment, KONAMI recorded restructuring and impairment charges which primarily consisted of impairment charges for long-lived assets and identifiable intangible assets, closure costs related to the consolidation of overlapping and duplicated facilities at underperforming facilities. KONAMI completed the closure of the facilities in the year ended March 31, 2011.

The following table summarizes the restructuring and impairment charges recognized in the accompanying consolidated statement of income for the year ended March 31, 2009, 2010, and 2011:

	Millions of Yen			Thousands of U.S. dollars
	2009	2010	2011	2011
Impairment charges of long-lived assets	¥7,881	¥480	—	—
Impairment charge of identifiable intangible assets	1,857	451	—	—
Expenses related to closure of facilities	1,383	1,408	—	—

Total	¥11,121	¥2,339	—	—

Impairment charges for long-lived assets and intangible assets for the year ended March 31, 2009 and 2010 are more fully discussed in Note 6 and 7, respectively.

The following table presents the activities for liabilities with contract terminations related to closure of facilities for the year ended March 31, 2010 and 2011:

	Millions of Yen	Millions of Yen	Thousands of U.S. dollars
	2010	2011	2011
Balance at beginning of year	¥26	¥37	$445
Additional costs incurred	389	—	—
Cash disbursements	(378)	¥(37)	$(445)

Balance at end of year	¥37	—	—

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

9.    Earthquake and related impairment charges

During the fiscal year ended March 31, 2011, KONAMI recorded certain losses and expenses related to the damage of certain facilities in Health & Fitness Segment caused by the Great East Japan Earthquake in March 2011.

The following table summarizes the losses and expenses recognized in the accompanying consolidated statement of income for the year ended March 31, 2011:

	Millions of Yen	Thousands of U.S. dollars
	2011	2011
Impairment charges of long-lived assets	¥2,253	$27,096
Impairment charge of identifiable intangible assets	1,900	22,850
Write-offs of damaged property and equipment	186	2,237
Others	116	1,395

Total	¥4,455	$53,578

Impairment charges for long-lived assets and intangible assets for the year ended March 31, 2011 are more fully discussed in Note 6 and 7, respectively.

10.    Other Assets

Other assets at March 31, 2010 and 2011 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Capitalized computer software, net	¥5,081	¥3,905	$46,963
Investments in non-marketable securities	544	639	7,685
Other	4,844	4,895	58,869

Total other assets	¥10,469	¥9,439	$113,517

KONAMI acquired computer software for internal use of ¥1,871 million and ¥1,347 million ($16,200 thousand) in fiscal years 2010 and 2011, respectively.

Capitalized computer software at March 31, 2010 and 2011 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Capitalized computer software, at cost	¥21,071	¥22,428	$269,729
Less—Accumulated amortization	(15,990)	(18,523)	(222,766)

Capitalized computer software, net	¥5,081	¥3,905	$46,963

Amortization expense of computer software for the years ended March 31, 2009, 2010 and 2011 amounted to ¥3,731 million, ¥4,075 million and ¥3,637 million ($43,730 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Estimated amortization expense of computer software for the following years is as follows:

Millions of Yen
Year ending March 31,
2012	1,599
2013	1,041
2014	722
2015	365
2016	178

Amortization expense of other intangible assets for the years ended March 31, 2009, 2010 and 2011 amounted to ¥565 million, ¥288 million and ¥122 million ($1,467 thousand), respectively.

11.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2010 and 2011 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Unsecured short-term borrowings from banks	—	¥4,000	$48,106

Short-term borrowings	—	¥4,000	$48,106

Weighted-average interest rate on short-term borrowings was 0.61% at March 31, 2011. The interest rates ranged from 0.53% to 0.68% per annum at March 31, 2011. The above-mentioned short-term borrowings from banks included no loans denominated in foreign currencies.

A summary of long-term debt at March 31, 2010 and 2011 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Unsecured 1.51% per annum bonds due in September 2011	¥5,000	¥5,000	$60,132
Unsecured 1.61% per annum bonds due in September 2012	5,000	5,000	60,132
Unsecured 1.73% per annum bonds due in September 2013	5,000	5,000	60,132
Unsecured loans from banks due serially to 2011 with interest rates ranging from 0.87% to 1.03% per annum at March 31, 2010	204	—	—

Total long-term debt	15,204	15,000	180,396
Less: current portion	(204)	(5,000)	(60,132)

Long-term debt, non-current portion	¥15,000	¥10,000	$120,264

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total on September 5, 2007. Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2010. Additionally, the interest rates on those loans as of March 31, 2010 ranged from 0.87% to 1.03%, which was fully repaid in 2011. At March 31, 2010 and 2011, KONAMI did not have any assets that were pledged as collateral for any of the debt obligations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The Company has committed lines of credit available for immediate borrowings amounting to ¥20,000 million ($240,529 thousand) with certain financial institutions on November 7, 2006. KONAMI did not have any balance for the agreements as of March 31, 2010 and 2011. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2010 and 2011 amounted both to ¥15 million ($180 thousand).

The aggregate annual maturities of long-term debt outstanding at March 31, 2011 are as follows:

Millions of Yen
Year ending March 31,
2012	¥5,000
2013	5,000
2014	5,000

12.    Leases

KONAMI is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

For the year ended March 31, 2011, certain tools, furniture and fixtures were sold for ¥1,975 million ($23,752 thousand) and leased back. The capital leases’ contractual terms range from 3 to 7 years, and the rights of ownership are to be transferred when the contracts terminate. Regarding those sold and lease back contracts, there are no future commitments, obligations, provisions, or circumstances that require or result in the Company’s continuing involvement.

At March 31, 2010 and 2011, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet recorded under capital leases were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Building and structures	¥21,918	¥20,118	$241,948
Tools, furniture and fixtures	5,159	4,822	57,992
Accumulated amortization	(7,569)	(12,178)	(146,458)

Net leased property	¥19,508	¥12,762	$153,482

Amortization of capitalized leases is included in depreciation expense.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Future minimum lease payments under capital leases and noncancelable operating leases as of March 31, 2011 are as follows:

	Millions of Yen
	Capital Leases	Operating Leases
Year ending March 31,
2012	¥3,496	¥9,420
2013	3,287	9,397
2014	2,839	9,314
2015	2,736	9,297
2016	2,582	9,149
2017 and thereafter	21,366	51,848

Total minimum lease payments	¥36,306	¥98,425

Less: amount representing interest (rates ranging from 1.250% to 9.362% per annum)	(9,007)

Present value of net minimum lease payments	27,299
Less: current portion	(1,783)

Non-current portion	¥25,516

Current and non-current portions of minimum leases payments for capital leases are included in current and non-current portions of long-term debt, respectively, in the accompanying consolidated balance sheets.

KONAMI occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2009, 2010 and 2011 totaled ¥19,022 million, ¥18,763 million and ¥18,438 million ($221,744 thousand), respectively, and were included in costs of products sold, costs of services rendered and selling, general and administrative expenses in the accompanying consolidated statements of income.

13.    Asset Retirement Obligations

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The following table presents the activity for asset retirement obligations for the years ended March 31, 2010 and 2011:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Balance at beginning of year	¥3,803	¥3,384	$40,698
Accretion expense	82	83	998
Liabilities settled	(1,006)	(271)	(3,259)
Additional liabilities incurred	138	111	1,335
Changes in estimates, including timing	367	117	1,407

Balance at end of year	¥3,384	¥3,424	$41,179

14.    Income Taxes

The Company and its domestic subsidiaries are subject to national corporate tax of 30% and corporate inhabitant tax plus enterprise tax of approximately 10.9%, after considering the non-deductible expense to the corporation tax, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2009, 2010 and 2011. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

In the fiscal year ended March 31, 2011, the Company and certain of its domestic subsidiaries applied for the consolidated tax return filing system of the national corporate taxes, and the application was approved by the national tax agency. The Company is starting to file the consolidated tax return from the fiscal year ending March 31, 2012. Accordingly, the Company evaluated the realizability of the national corporate tax portion of deferred tax assets as of March 31, 2011 based on the projected future taxable income of the consolidated tax filing group.

The income before income taxes and equity in the earnings (loss) of an affiliated company, and income tax expense (benefit) for the years ended March 31, 2009, 2010 and 2011 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Income before income taxes and equity in income (loss) of an affiliated company:
Japan	¥17,764	¥11,507	¥8,756	$105,304
Foreign	6,955	5,615	10,326	124,185

Total	¥24,719	¥17,122	¥19,082	$229,489

Income taxes—Current:
Japan	¥14,812	¥5,446	¥5,413	$65,099
Foreign	714	1,731	1,906	22,922

Total	¥15,526	¥7,177	¥7,319	$88,021

Income taxes—Deferred:
Japan	¥(5,380)	¥(404)	¥(1,557)	$(18,725)
Foreign	569	(3,173)	639	7,685

Total	¥(4,811)	¥(3,577)	¥(918)	$(11,040)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The significant components of total income taxes for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Income taxes on continuing operations before equity in net income (loss) of an affiliated company and net income attributable to the noncontrolling interest	¥10,715	¥3,600	¥6,401	$76,981
Equity in net income (loss) of an affiliated company	(1,757)	11	(6)	(72)
Income tax expense (benefit) reported in other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(40)	(6)	(33)	(397)
Pension liability adjustment	(238)	(40)	(122)	(1,467)

Total income taxes	¥8,680	¥3,565	¥6,240	$75,045

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates are as follows:

	2009	2010	2011
Statutory income tax rate	40.9%	40.9%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	1.5	2.7	1.8
Non-taxable income	(0.3)	(0.0)	(0.1)
Change in valuation allowance	(11.0)	(22.4)	1.5
Dividend of overseas subsidiaries	1.3	0.3	0.7
Adjustment of estimated income tax accruals	7.4	(0.4)	1.4
Unrecognized tax benefits	—	—	(4.3)
Tax credit	—	(1.4)	(5.4)
Other, net	3.5	1.3	(2.9)

Effective income tax rate	43.3%	21.0%	33.6%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2010 and 2011 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Deferred tax assets:
Accrued enterprise taxes	¥622	¥632	$7,601
Accrued expenses	2,987	3,399	40,878
Accrued pension and severance costs	1,400	1,443	17,354
Allowance for doubtful accounts	55	372	4,474
Inventories	15,804	17,984	216,284
Net operating loss carryforwards	5,865	16,758	201,539
Property and equipment basis differences	3,577	4,418	53,133
Asset retirement obligations	1,381	1,372	16,500
Deferred revenue	988	416	5,003
Investments in affiliate	1,522	1,547	18,605
Other	2,763	3,661	44,029

Gross deferred tax assets	36,964	52,002	625,400
Less valuation allowance	(1,279)	(12,275)	(147,625)

Total deferred tax assets	35,685	39,727	477,775
Deferred tax liabilities:
Intangible assets	(14,375)	(17,075)	(205,352)
Investments in subsidiaries	—	(1,040)	(12,507)
Other	(1,425)	(1,312)	(15,779)

Gross deferred tax liabilities	(15,800)	(19,427)	(233,638)

Net deferred tax assets	¥19,885	¥20,300	$244,137

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that KONAMI will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2011.

The net change in the total valuation allowance for the years ended March 31, 2009, 2010 and 2011 was a decrease of ¥2,715 million and ¥4,448 million and an increase of ¥10,996 million ($132,243 thousand), respectively. The increase in the valuation allowance for the years ended March 31, 2011 mainly resulted from the acquisition of TAKASAGO, where valuation allowance for its existing net operating loss carryforwards was provided at the acquisition date.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Current assets:
Deferred income taxes, net	¥20,669	¥23,239	$279,483
Investments and other assets:
Deferred income taxes, net	3,531	2,934	35,286
Current liabilities:
Other current liabilities, net	(153)	(370)	(4,451)
Long-term liabilities:
Deferred income taxes, net	(4,162)	(5,503)	(66,181)

Net deferred tax assets	¥19,885	¥20,300	$244,137

At March 31, 2011, KONAMI had operating loss carryforwards aggregating approximately ¥40,973 million ($492,760 thousand), which will expire as follows:

Millions of Yen
Year ending March 31
2012	¥91
2013	3,091
2014	5,979
2015	5,702
2016	8,844
2017	13,343
2018 and thereafter	3,923

Total	¥40,973

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Balance at beginning of year	¥706	¥706	¥706	$8,491
Settlements with taxing authorities	—	—	¥(706)	$(8,491)

Balance at end of year	¥706	¥706	—	—

For the year ended March 31, 2011, KONAMI recognized the total amount of unrecognized tax benefits of ¥706 million ($8,491 thousand) based on its estimate of the outcome of the underlying tax position.

Although KONAMI believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next twelve months cannot be made March 31, 2011.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

KONAMI recognizes interest and penalties related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both the amount of interest and penalties in the consolidated balance sheets accrued as of March 31, 2010 and 2011, and the amount of interest and penalties included in income taxes in the consolidated statements of income for the years ended March 31, 2010 and 2011 are not material.

KONAMI files its income tax returns in various tax jurisdictions. KONAMI is no longer subject to tax examinations by the respective local tax authorities for fiscal years prior to the year ended March 31, 2004 for Europe, fiscal years prior to the year ended March 31, 2005 for North America and Australia, and fiscal years prior to the year ended March 31, 2008 for Japan.

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

KONAMI recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the consolidated balance sheets and recorded the adjustments, after considering tax effect, as a component of accumulated other comprehensive income (loss). The adjustments made to accumulated other comprehensive income (loss) represent actuarial (gain) loss and unamortized prior service cost.

Also, the Company and certain of its domestic subsidiaries terminated the benefit severance and retirement plans, resulting in a settlement gain of ¥103 million ($1,239 thousand) for the year ended March 31, 2011.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,524	¥3,902	$46,926
Service cost	210	254	3,055
Interest cost	25	33	397
Actuarial loss	228	25	301
Benefits paid	(85)	(167)	(2,008)
Settlement	—	(801)	(9,633)

Benefit obligation, end of year	¥3,902	¥3,246	$39,038

Change in plan assets:
Fair value of plan assets, beginning of year	¥1,922	¥2,237	$26,903
Actual return on plan assets	161	(49)	(589)
Employer contribution	207	199	2,393
Benefits paid	(53)	(74)	(890)
Pension assets refunding cost	—	(3)	(36)
Settlement	—	(907)	(10,908)

Fair value of plan assets, end of year	¥2,237	¥1,403	$16,873

Under funded status	¥(1,665)	¥(1,843)	$(22,165)

Amounts recognized in the consolidated balance sheets consist of:
Other assets	¥134	—	—
Other current liabilities	(34)	(34)	(409)
Accrued pension and severance costs	(1,765)	(1,809)	(21,756)

Net amount recognized	¥(1,665)	¥(1,843)	$(22,165)

Recognized accumulated other comprehensive income (loss) at March 31, 2010 and 2011 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Actuarial net loss	¥(158)	¥(335)	$(4,029)

	¥(158)	¥(335)	$(4,029)

	Millions of Yen		Thousands of U.S. Dollars
	2010	2011	2011
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥3,101	¥3,246	$39,038
Accumulated benefit obligation	2,899	3,048	36,657
Fair value of plan assets	1,302	1,403	16,873

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The measurement date used to determine pension benefit obligations for all the pension plans was March 31. The accumulated benefit obligations for the defined benefit plans were ¥3,699 million and ¥3,048 million ($36,657 thousand) at March 31, 2010 and 2011, respectively.

Net periodic cost of the Company and its domestic subsidiaries’ plans for the years ended March 31, 2009, 2010 and 2011 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Service cost—benefits earned during the year	¥204	¥210	¥254	$3,055
Interest cost on projected benefit obligation	25	25	33	397
Expected return on plan assets	(41)	(38)	(26)	(313)
Recognized actuarial gain	(136)	(27)	20	241
Amortization of prior service cost	(39)	—	—	—
Settlement gain	—	—	(103)	(1,239)

Net periodic cost	¥13	¥170	¥178	$2,141

Estimated amortization for actuarial loss for the year ending March 31, 2012 is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Actuarial net loss	¥35	$421

Weighted-average assumptions used to determine projected benefit obligations at March 31, 2010 and 2011 were as follows:

	2010	2011
Weighted-average assumptions:
Discount rate	0.9%	0.9%
Assumed rate of increase in future compensation levels	1.8%	1.5%

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Weighted-average assumptions:
Discount rate	1.3%	1.1%	0.9%
Assumed rate of increase in future compensation levels	1.9%	1.9%	1.8%
Expected long-term rate of return on plan assets	2.0%	2.0%	2.0%

The Company and its domestic subsidiaries determine the expected long-term rate of return on plan assets of the various assets categories in which they invest. KONAMI considers the current expectations for future returns and the actual historical returns of each plan asset category.

The Company and its domestic subsidiaries’ investment goals for the pension benefit plans are to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. The Company and its domestic subsidiaries address diversification by the use of domestic and foreign equity securities and domestic

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

and foreign debt securities in order to secure stable return on plan assets subject to specific risk management policies. The Company and its domestic subsidiaries evaluate the difference between expected return based on expected long-term rate of return on plan assets and actual return on invested plan assets on an annual basis. The Company and its domestic subsidiaries will revise the asset allocation if the evaluation requires a revision of its formulation of asset allocation.

The Company and its domestic subsidiaries’ plan assets consist of three major components: approximately 40% is invested in equity securities, approximately 30% is invested in debt securities, and approximately 30% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

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

The fair values of the Company and its domestic subsidiaries’ plan assets at March 31, 2010 and 2011, by asset category, for which the three levels of input used to measure fair value are more fully described in Note 20, are as follows:

	Millions of Yen
Year Ended March 31, 2010	Level 1	Level 2	Level 3	Total
Plan assets
Equity securities:
Pooled funds	—	¥688	—	¥688
Debt securities:
Pooled funds	—	664	—	664
Other investments:
Life insurance company general accounts	—	809	—	809
Others	—	76	—	76

Total plan assets	—	¥2,237	—	¥2,237

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

Pooled funds investing in the equity securities consist of approximately 65% Japanese companies and 35% foreign companies. Pooled funds investing in the debt securities consist of approximately 54% Japanese government bonds, 23% foreign government bonds, 22% Japanese public debt instruments and corporate bonds, and 1% foreign public debt instruments and corporate bonds.

	Millions of Yen
Year Ended March 31, 2011	Level 1	Level 2	Level 3	Total
Plan assets
Equity securities:
Pooled funds	—	¥541	—	¥541
Debt securities:
Pooled funds	—	392	—	392
Other investments:
Life insurance company general accounts	—	435	—	435
Others	—	35	—	35

Total plan assets	—	¥1,403	—	¥1,403

	Thousands of U.S. Dollars
Year Ended March 31, 2011	Level 1	Level 2	Level 3	Total
Plan assets
Equity securities:
Pooled funds	—	$6,506	—	$6,506
Debt securities:
Pooled funds	—	4,714	—	4,714
Other investments:
Life insurance company general accounts	—	5,232	—	5,232
Others	—	421	—	421

Total plan assets	—	$16,873	—	$16,873

As of March 31, 2011, the Company and its domestic subsidiaries did not have any Level 1 and 3 plan assets.

Level 2 assets are comprised principally of pooled funds that invest in equity and debt securities and investments in life insurance company general accounts. Pooled funds are valued at their net asset values that are calculated by the sponsor of the fund and have daily liquidity. Investments in life insurance company general accounts are valued at conversion value.

Pooled funds investing in the equity securities consist of approximately 56% Japanese companies and 44% foreign companies. Pooled funds investing in the debt securities consist of approximately 53% Japanese government bonds, 20% foreign government bonds, 26% Japanese public debt instruments and corporate bonds, and 1% foreign public debt instruments and corporate bonds.

The Company and its domestic subsidiaries have participated in the welfare pension fund for a multi-employer contributory plan. KONAMI’s contributions to the plan amounted to ¥887 million, ¥985million and ¥809 million ($9,729 thousand) for the years ended March 31, 2009, 2010 and 2011, respectively, and were recorded as costs and expenses in the consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The Company and its domestic subsidiaries expect to contribute ¥191 million ($2,297 thousand) and ¥806 million ($9,693 thousand) to its domestic defined benefit plan and multi-employer contributory plan, respectively, in the year ending March 31, 2012.

Future estimated pension benefit payments, using the defined benefit plan for the Company and its domestic subsidiaries are as follows:

Millions of Yen
Year ending March 31
2012	¥213
2013	209
2014	213
2015	212
2016	230
2017-2019	1,112

The Company has accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,096 million and ¥1,123 ($13,506 thousand) at March 31, 2010 and 2011, respectively, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

16.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. At March 31, 2011, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account were ¥79,694 million ($958,437 thousand).

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2010 and 2011:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2009	10,038,498	¥23,186
Acquisition through purchase of odd-lot shares	1,684	3
Sell upon request for purchase of odd-lot shares	(846)	(2)

Balance at March 31, 2010	10,039,336	¥23,187
Acquisition through purchase of odd-lot shares	3,716	6
Sell upon request for purchase of odd-lot shares	(3,222)	(7)
Issuance in stock exchanges	(2,735,853)	(6,319)
Repurchase of shares from shareholders dissenting to the share exchange	55,000	95
Acquisition through purchase off odd-lot shares	52	0

Balance at March 31, 2011	7,359,029	¥16,962

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2010	$278,857
Acquisition through purchase of odd-lot shares	72
Sell upon request for purchase of odd-lot shares	(84)
Issuance in stock exchanges	(75,994)
Repurchase of shares from shareholders dissenting to the share exchange	1,142
Acquisition through purchase off odd-lot shares	0

Balance at March 31, 2011	$203,993

Stock-based Compensation Plan

The Company and its domestic consolidated subsidiaries maintained certain stock-based compensation plans for grant of stock subscription rights to their directors and employees. Under these plans, the number of common shares issuable was adjusted for stock splits, reverse stock splits and certain other recapitalizations.

KONAMI’s stock option awards generally vested based on 2 to 4 years of continuous service and had 5-year contractual terms. These awards gradually vested through the period of service rendered and therefore compensation cost was recognized over the period, in which employees are required to provide service. The compensation cost recognized for the years ended March 31, 2009, 2010 and 2011 were ¥12 million, nil and nil, respectively.

All the stock subscription rights granted KONAMI’s stock-based compensation plans expired at June 30, 2009.

Aggregate intrinsic value of options exercised were ¥1 million, nil and nil for the years ended March 31, 2009, 2010 and 2011, respectively.

Aggregate fair value of shares vested for the years ended March 31, 2009, 2010 and 2011 were ¥229 million, nil and nil, respectively.

Cash received from the exercise of stock options were nil for the years ended March 31, 2010 and 2011, respectively.

KONAMI had a policy for issuing its treasury stock to satisfy option exercises.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

17.    Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2009, 2010 and 2011 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥2,267	¥189	¥(18)	$(212)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(2,078)	(207)	(2,140)	(25,741)

Balance, end of year	¥189	¥(18)	¥(2,158)	$(25,953)

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥68	¥9	¥1	$6
Net change	(59)	(8)	(55)	(655)

Balance, end of year	¥9	¥1	¥(54)	$(649)

Adjustment on retirement benefits, net of tax:
Balance, beginning of year	¥244	¥(100)	¥(158)	$(1,898)
Net change	(344)	(58)	(177)	(2,131)

Balance, end of year	¥(100)	¥(158)	¥(335)	$(4,029)

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥2,579	¥98	¥(175)	$(2,104)
Adjustments for the year	(2,481)	(273)	(2,372)	(28,527)

Balance, end of year	¥98	¥(175)	¥(2,547)	$(30,631)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2009
Foreign currency translation adjustments	¥(2,078)	—	¥(2,078)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(99)	¥40	(59)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(99)	40	(59)

Pension liability adjustment:
Net loss arising during the year	(407)	166	(241)
Less: amortization of net gain	(136)	56	(80)

Net loss	(543)	222	(321)
Amortization of prior service cost	(39)	16	(23)

Pension liability adjustments, net	(582)	238	(344)

Other comprehensive loss	¥(2,759)	¥278	¥(2,481)

2010
Foreign currency translation adjustments	¥(207)	—	¥(207)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(199)	¥81	(118)
Less: reclassification adjustment for gains included in net income	185	(75)	110

Net unrealized losses	(14)	6	(8)

Pension liability adjustment:
Net loss arising during the year	(71)	29	(42)
Less: amortization of net gain	(27)	11	(16)

Net loss	(98)	40	(58)

Pension liability adjustments, net	(98)	40	(58)
Other comprehensive loss	¥(319)	¥46	¥(273)

2011
Foreign currency translation adjustments	¥(2,140)	—	¥(2,140)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(88)	¥33	(55)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(88)	33	(55)

Pension liability adjustment:
Net loss arising during the year	(318)	130	(188)
Less: amortization of net gain	19	(8)	11

Pension liability adjustments, net	(299)	122	(177)

Other comprehensive loss	¥(2,527)	¥155	¥(2,372)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2011
Foreign currency translation adjustments	$(25,741)	—	$(25,741)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(1,052)	$397	(655)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(1,052)	397	(655)

Pension liability adjustment:
Net loss arising during the year	(3,812)	1,549	(2,263)
Less: amortization of net gain	216	(84)	132

Pension liability adjustments, net	(3,596)	1,465	(2,131)

Other comprehensive loss	$(30,389)	$1,862	$(28,527)

18.    Derivative Financial Instruments

KONAMI uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. KONAMI does not hold derivative financial instruments for trading purposes.

The location and fair value amounts of derivative instruments reported in the consolidated statement of financial position as of March 31, 2010 and 2011 were as follows:

	Millions of Yen
	Asset derivatives				Liability derivatives
	2010		2011		2010		2011
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments:
Forward exchange contracts	—	—	—	—	—	—	Other current liabilities	¥5

Total derivatives		—		—		—		¥5

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The aggregate notional amount of forward exchange contracts at March 31, 2011 is ¥171 million ($2,057 thousand).

	Thousands of U.S. Dollars
	Asset derivatives		Liability derivatives
	2011		2011
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments:
Forward exchange contracts	—	—	Other current liabilities	$60

Total derivatives				$60

KONAMI does not designate the foreign exchange forward contracts as hedges. The gain or loss recognized in earnings on derivatives for the three months ended March 31, 2010 and for the year ended March 31, 2011 were as follows:

	Location of gain or loss recognized in Income on Derivative	For the three months ended March 31, 2010	For the year ended March 31, 2011
		Millions of Yen	Millions of Yen	Thousands of U.S. Dollars
Derivatives not designated as hedging instruments:
Forward exchange contracts	Foreign currency exchange gain (loss), net	¥137	¥155	$1,864

Total		¥137	¥155	$1,864

Foreign exchange net gain or losses, including those on these forward exchange contracts, for the years ended March 31, 2009, 2010 and 2011 were loss of ¥1,641 million, gain of ¥67 million and loss of ¥342 million ($4,113 thousand), respectively. Effects of exchange rate changes subsequent to March 31, 2011 on fair value of those forward exchange contracts have not been significant as of the reporting date.

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

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

The estimated fair values of KONAMI’s financial instruments at March 31, 2010 and 2011 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2010		2011		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investments in marketable securities	¥226	¥226	¥140	¥140	$1,684	$1,684
Long-term debt, including current installments	(15,204)	(15,103)	(15,000)	(14,898)	(180,396)	(179,170)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—	—	—
Liabilities	—	—	5	5	60	60

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

Years ended March 31, 2009, 2010 and 2011—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2010 and 2011, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year ended March 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥226	—	—	¥226

Total assets	¥226	—	—	¥226

Liabilities:
Derivatives	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
Year ended March 31, 2011	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥140	—	—	¥140

Total assets	¥140	—	—	¥140

Liabilities:
Derivatives	—	¥5	—	¥5

Total liabilities	—	¥5	—	¥5

	Thousands of U.S. Dollars
Year ended March 31, 2011	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$1,684	—	—	$1,684

Total assets	$1,684	—	—	$1,684

Liabilities:
Derivatives	—	$60	—	$60

Total liabilities	—	$60	—	$60

Level 1 investments are comprised solely of available-for-sale securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2010 and 2011, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As of March 31, 2010 and 2011, our assets and liabilities measured at fair value on a non-recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year ended March 31, 2010	Carrying value	Level 1	Level 2	Level 3	Total gains or losses
Non-financial assets:
Property and equipments, net	—	—	—	—	¥(480)
Identifiable intangible assets	—	—	—	—	(451)

Total non-financial assets	—	—	—	—	¥(931)

During the year ended March 31, 2010, KONAMI wrote down the carrying value of the long-lived assets amounted to ¥480 million to their fair value nil, and KONAMI classified them as Level 3, whose fair value was valued with inputs to be unobservable including our business plan. As a result, KONAMI recorded impairment losses of ¥480 million for property and equipment, and those losses were included in the accompanying consolidated statements of income for the year ended March 31, 2010.

During the year ended March 31, 2010, KONAMI concluded the fair value of certain indefinite lived intangible assets was lower than their carrying value. Consequently, the carrying value of the assets was written down to their fair value nil, and KONAMI classified them as Level 3, whose fair value was valued with inputs to be unobservable including our business plan. As a result, KONAMI recorded an aggregate impairment loss of ¥451 million for identifiable intangible assets, and the loss was included in the accompanying consolidated statements of income for the year ended March 31, 2010.

Impairment losses for long-lived assets and intangible assets are more fully discussed in Notes 6 and 7, respectively.

	Millions of Yen
Year ended March 31, 2011	Carrying value	Level 1	Level 2	Level 3	Total gains or losses
Non-financial assets:
Property and equipment, net	¥1,103	—	—	¥1,103	¥(2,253)
Identifiable intangible assets	31,583	—	—	31,583	(1,900)

Total non-financial assets	¥32,686	—	—	¥32,686	¥(4,153)

	Thousands of U.S. Dollars
Year ended March 31, 2011	Carrying value	Level 1	Level 2	Level 3	Total gains or losses
Non-financial assets:
Property and equipment, net	$13,265	—	—	$13,265	$(27,096)
Identifiable intangible assets	379,832	—	—	379,832	(22,850)

Total non-financial assets	$393,097	—	—	$393,097	$(49,946)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

During the year ended March 31, 2011, KONAMI wrote down the carrying value of the long-lived assets amounted to ¥3,356 million ($40,361 thousand) to their fair value amount of ¥1,103 million ($13,265 thousand), and classified them as Level 3, whose fair value was valued with inputs to be unobservable including our business plan. As a result, KONAMI recorded impairment losses of ¥2,253 million ($27,096 thousand) for property and equipment, and those losses were included in the accompanying consolidated statements of income for the year ended March 31, 2011.

During the year ended March 31, 2011, KONAMI concluded the fair value of certain indefinite lived intangible assets was lower than their carrying value. Consequently, the carrying value of the assets was written down to their fair value of ¥31,583 million ($379,832 thousand), and classified them as Level 3, whose fair value was valued with inputs to be unobservable including our business plan. As a result, KONAMI recorded an aggregate impairment loss of ¥1,900 million ($22,850 thousand) for identifiable intangible assets, and the loss was included in the accompanying consolidated statements of income for the year ended March 31, 2011.

Impairment losses for long-lived assets and intangible assets are more fully discussed in Notes 6 and 7, respectively.

21.    Related Party Transactions

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from ROKUROKUSOU LLC where Takuya Kozuki, a director of KONAMI CORPORATION, is the representative, for ¥1,336 million ($16,067 thousand). The acquisition price was determined based on the third party appraisal.

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from Kozuki Capital Corporation for ¥685 million ($8,238 thousand). Kozuki Capital Corporation is a company owned by a key management personnel of the Company and his immediate family members. The acquisition price was determined based on the third party appraisal.

22.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2009	2010	2011	2011
Cash paid during the year for:
Interest, excluding interest capitalized	¥1,447	¥1,545	¥1,515	$18,220
Income taxes	17,722	9,641	6,654	80,024
Acquisitions of new subsidiaries:
Fair value of assets acquired	—	—	15,733	189,212
Liabilities assumed	—	—	(9,178)	(110,379)
Goodwill	—	—	30	361
Gain on bargain purchase	—	—	(2,543)	(30,583)
Treasury stock	—	—	(4,721)	(56,777)
Cash paid, net of cash acquired	—	—	(679)	(8,166)
Property acquired under capital leases during the year	6,116	4,371	2,851	34,287
Recognition of tangible fixed assets due to asset retirement obligations	743	505	228	2,742

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

23.    Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets. KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.
2. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.
3. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.
4. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated in a consistent manner which we believe is reasonable.
4.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated in a consistent manner which we believe is reasonable.
5.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.
6.	From the year ended March 31, 2011, we separately present Pachinko & Pachinko Slot Machines Segment which was included in “other” segment in the prior years, due to its increasing significance. Segment information for the years ended March 31, 2010 and 2009 have been revised to reflect the new basis of segmentation for all periods presented.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

The following table presents segment revenue, segment operating income (loss), segment assets, segment depreciation and amortization and segment capital expenditures information. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a.    Segment information

(1) Revenue and operating income (loss)

	(Millions of Yen)
Year ended March 31, 2009	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥187,308	¥18,336	¥14,425	¥89,702	—	¥309,771
Intersegment	320	—	2	263	¥(585)	—

Total	187,628	18,336	14,427	89,965	(585)	309,771
Operating expenses	146,076	14,889	14,762	98,235	8,448	282,410

Operating income (loss)	¥41,552	¥3,447	¥(335)	¥(8,270)	¥(9,033)	¥27,361

	(Millions of Yen)
Year ended March 31, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥142,239	¥19,996	¥14,429	¥85,480	—	¥262,144
Intersegment	411	—	—	285	¥(696)	—

Total	142,650	19,996	14,429	85,765	(696)	262,144
Operating expenses	121,167	15,323	11,577	87,687	7,726	243,480

Operating income (loss)	¥21,483	¥4,673	¥2,852	¥(1,922)	¥(8,422)	¥18,664

	(Millions of Yen)
Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥132,474	¥21,868	¥17,985	¥85,661	—	¥257,988
Intersegment	650	—	2	250	¥(902)	—

Total	133,124	21,868	17,987	85,911	(902)	257,988
Operating expenses	116,099	15,420	11,788	88,456	5,434	237,197

Operating income (loss)	¥17,025	¥6,448	¥6,199	¥(2,545)	¥(6,336)	¥20,791

	(Thousands of U.S. Dollars)
Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	$1,593,193	$262,995	$216,296	$1,030,198	—	$3,102,682
Intersegment	7,817	—	24	3,007	$(10,848)	—

Total	1,601,010	262,995	216,320	1,033,205	(10,848)	3,102,682
Operating expenses	1,396,260	185,448	141,768	1,063,812	65,352	2,852,640

Operating income (loss)	$204,750	$77,547	$74,552	$(30,607)	$(76,200)	$250,042

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

As further described in Note 8, non-cash restructuring and impairment charges of ¥11,095 million and ¥1,950 million were included in the operating expenses of the Health & Fitness Segment for the years ended March 31, 2009 and 2010, respectively.

As further described in Note 9, non-cash earthquake and related impairment charges of ¥4,358 million ($52,411 thousand) and ¥71 million ($854 thousand) were included in the operating expenses of the Health & Fitness Segment and Pachinko & Pachinko Slot Machines Segment, respectively, for the year ended March 31, 2011. In addition, gain on bargain purchase of ¥2,543 million ($30,583 thousand) was included in the operating expenses of Pachinko & Pachinko Slot Machines Segment.

(2) Segment assets, depreciation and amortization and capital expenditures

	(Millions of Yen)
Year ended March 31, 2009	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Assets	¥133,210	¥12,447	¥9,791	¥104,520	¥41,702	¥301,670
Depreciation and amortization	3,280	959	271	4,793	4,428	13,731
Capital expenditures	1,659	1,310	139	1,591	2,113	6,812

	(Millions of Yen)
Year ended March 31, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Assets	¥133,973	¥14,049	¥5,963	¥107,523	¥36,690	¥298,198
Depreciation and amortization	2,907	732	138	4,894	4,228	12,899
Capital expenditures	1,523	976	100	4,803	560	7,962

	(Millions of Yen)
Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Assets	¥144,383	¥16,151	¥25,005	¥100,098	¥28,254	¥313,891
Depreciation and amortization	3,120	1,013	174	5,243	2,838	12,388
Capital expenditures	1,221	1,705	208	2,819	2,312	8,265

	(Thousands of U.S. Dollars)
Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
Assets	$1,736,416	$194,239	$300,722	$1,203,824	$339,796	$3,774,997
Depreciation and amortization	37,523	12,183	2,093	63,055	34,130	148,984
Capital expenditures	14,684	20,505	2,502	33,903	27,805	99,399

Corporate and eliminations primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment and are stated on an accrual basis.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

b.    Geographic information

	(Millions of Yen)
Year ended March 31, 2009	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Property and equipment, net	¥57,951	¥2,238	¥112	¥251	¥60,552	—	¥60,552

	(Millions of Yen)
Year ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income (loss)	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Property and equipment, net	¥60,345	¥1,739	¥93	¥257	¥62,434	—	¥62,434

	(Millions of Yen)
Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Property and equipment, net	¥56,742	¥2,460	¥77	¥229	¥59,508	—	¥59,508

	(Thousands of U.S. Dollars)
Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	$2,338,316	$443,416	$234,817	$86,133	$3,102,682	—	$3,102,682
Intersegment	208,875	22,093	19,976	8,539	259,483	$(259,483)	—

Total	2,547,191	465,509	254,793	94,672	3,362,165	(259,483)	3,102,682
Operating expenses	2,420,253	386,578	224,534	80,421	3,111,786	(259,146)	2,852,640

Operating income (loss)	$126,938	$78,931	$30,259	$14,251	$250,379	$(337)	$250,042

Property and equipment, net	$682,405	$29,585	$926	$2,754	$715,670	—	$715,670

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2009, 2010 and 2011—(Continued)

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

As further described in Note 8, non-cash restructuring and impairment charges of ¥11,095 million and ¥1,950 million and were included in the operating expenses of Japan for the years ended March 31, 2009 and 2010, respectively.

As further described in Note 9, non-cash earthquake and related impairment charges of ¥4,429 million ($53,265 thousand) were included in the operating expenses of Japan for the year ended March 31, 2011. In addition, gain on bargain purchase of ¥2,543 million ($30,583 thousand) was included in the operating expenses of Japan.

24.    Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥472 million ($5,676 thousand) as of March 31, 2011.

25.    Subsequent Event

In accordance with a share exchange agreement between the Company and HUDSON SOFT CO., LTD. (“HUDSON”), a consolidated subsidiary of the Company, pursuant to the resolution of the Company’s board of directors’ meeting held on January 20, 2011, the Company executed a share exchange agreement on April 1, 2011 to acquire the remaining non-controlling interest and make HUDSON a wholly owned subsidiary of the Company. Under the terms of the agreement, 0.188 shares of the Company’s common stock were exchanged for one common share of HUDSON. The Company issued approximately 2,491 million shares of its treasury stock to acquire the remaining non-controlling interest in HUDSON. This acquisition of the remaining non-controlling interest in HUDSON will be recognized in KONAMI’s consolidated statement of changes in equity.

KONAMI CORPORATION

AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2009
Allowance for doubtful accounts
Trade accounts receivable	¥260	¥344	¥134	¥470
2010
Allowance for doubtful accounts
Trade accounts receivable	¥470	¥221	¥11	¥680
2011
Allowance for doubtful accounts
Trade accounts receivable	¥680	¥178	¥583	¥275

	Thousands of U.S. Dollars
	Balance at beginning of the year	Additions	Deductions	Balance at end of the year
2011
Allowance for doubtful accounts
Trade accounts receivable	$8,178	$2,141	$7,012	$3,307

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date: July 28, 2011

/S/ KIMIHIKO HIGASHIO
Kimihiko Higashio Representative Director

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