Form 20-F
period 2012-03-31
KONAMI CORP
filed 2012-07-25
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Junichi Motobayashi, +81-3-5770-0573, +81-3-5412-3300,

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

As of March 31, 2012, 138,620,152 shares of common stock were outstanding, including 443,015 shares represented by 443,015 American Depositary Shares.

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

As used in this annual report, “fiscal 2012” refers to our fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2008 through 2012, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2008	2009	2010	2011	2012	2012
	(Yen in millions and U.S. dollars in thousands, except per share data)
Income Statement Data:
Net revenues	¥297,402	¥309,771	¥262,144	¥257,988	¥265,758	$3,233,459
Cost of products sold and services rendered and others	205,188	212,636	185,734	189,032	174,415	2,122,095
Selling, general and administrative expenses	58,375	58,653	55,407	46,253	50,051	608,967
Restructuring and impairment charges (1)(2)	—	11,121	2,339	—	—	—
Earthquake related impairment charges and expenses (3)	—	—	—	4,455	342	4,161
Gain on bargain purchase (4)	—	—	—	(2,543)	—	—

Operating income	33,839	27,361	18,664	20,791	40,950	498,236

Other expenses, net	(1,005)	(2,642)	(1,542)	(1,709)	(924)	(11,242)

Income before income taxes and equity in net income (loss) of affiliated companies	32,834	24,719	17,122	19,082	40,026	486,994
Income taxes	13,080	10,715	3,600	6,401	16,941	206,120
Equity in net income (loss) of affiliated companies	180	(2,490)	56	41	52	632

Net income	19,934	11,514	13,578	12,722	23,137	281,506
Net income (loss) attributable to the noncontrolling interest	1,589	640	264	(212)	125	1,521

Net income attributable to KONAMI CORPORATION	¥18,345	¥10,874	¥13,314	¥12,934	¥23,012	$279,985

Basic net income attributable to KONAMI CORPORATION per share	¥133.63	¥79.30	¥99.76	¥96.48	¥166.23	$2.02
Diluted net income attributable to KONAMI CORPORATION per share	¥133.57	¥79.30	¥99.76	¥96.48	¥166.23	$2.02
Cash dividends declared per share (5)	¥54.00	¥54.00	¥54.00	¥32.00	¥50.00
Cash dividends declared per share in USD (6)	$0.54	$0.54	$0.58	$0.38	$0.61

Balance Sheet Data:
Total current assets	¥140,079	¥136,675	¥134,562	¥148,934	¥161,965	$1,970,617
Total goodwill, identifiable intangible assets and property and equipment	126,786	118,360	119,579	122,953	125,409	1,525,842
Total assets	319,248	301,670	298,198	313,891	328,006	3,990,826
Total current liabilities	75,113	62,386	53,465	63,155	67,890	826,013
Total long-term liabilities	57,052	55,745	55,502	52,329	44,396	540,163
Common stock	47,399	47,399	47,399	47,399	47,399	576,700
Total KONAMI CORPORATION stockholders’ equity	182,759	178,632	184,465	193,914	215,458	2,621,462
Noncontrolling interest	4,324	4,907	4,766	4,493	262	3,188
Total equity	187,083	183,539	189,231	198,407	215,720	2,624,650

(1)	During fiscal 2009, we recognized ¥11,121 million of restructuring and impairment charges that include impairment losses of long-lived assets for our Health & Fitness segment.
(2)	During fiscal 2010, we recognized ¥2,339 million of restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities for our Health & Fitness segment.
(3)	During fiscal 2011, we recognized ¥4,455 million of earthquake related impairment charges and expenses that include impairment losses and write-downs of damaged assets related to our facilities mainly in the Kanto and Tohoku regions due to the impact of the March 11, 2011 earthquake disaster mainly on our Health & Fitness segment and others.
(4)	During fiscal 2011, we recognized a ¥2,543 million gain on bargain purchase at the time of acquiring 100% equity ownership of TAKASAGO ELECTRIC INDUSTRY CO., LTD. as a consolidated subsidiary for our Pachinko & Pachinko Slot Machines segment, due to the fact that fair value of the net assets of TAKASAGO ELECTRIC INDUSTRY CO., LTD. exceeded our acquisition price.
(5)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.
(6)	Calculated using the yen-dollar exchange rate of the respective fiscal year end date, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Exchange Rate Data

Fluctuations in exchange rates between the Japanese yen and U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalent of the yen price of our shares and ADSs and the U.S. dollar amounts received on conversion of cash dividends. We have translated some Japanese yen amounts presented in this annual report into U.S. dollars solely for your reference information. Unless otherwise noted, the exchange rate used for the translations was ¥82.19 per $1.00 which was the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2012, the last business day on or prior to the date of our most recent annual consolidated financial statements. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

The following table presents the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated.

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2008	124.09	96.88	114.31	99.85
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41

Calendar year 2012
January	78.13	76.28	76.96	76.34
February	81.10	76.11	78.47	81.10
March	83.78	80.86	82.47	82.41
April	82.62	79.81	81.25	79.81
May	80.36	78.29	79.67	78.29
June	80.52	78.21	79.32	79.81

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 6, 2012, the noon buying rate was ¥79.61 per $1.00.

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

The market for video game software, amusement arcade games, token-operated games, card games and online service products that belong to our Digital Entertainment segment, gaming machines that belong to our Gaming & Systems segment, and pachinko liquid crystal display and pachinko slot machines that belong to our Pachinko & Pachinko Slot Machines segment are “hit” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our card game products in recent years resulted from the sales of our Yu-Gi-Oh! Trading Card Game, and revenues for our Social Content business are heavily dependent on the sales of our rapidly growing titles such as Dragon Collection, Sengoku Collection and Professional Baseball Dream Nine. Similarly, hit home video game software titles such as the WORLD SOCCER Winning Eleven series and the METAL GEAR SOLID series, as well as our e-AMUSEMENT products for our amusement facilities, have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability in these segments could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits in these segments could be harmed.

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

The markets for social games, video game software, arcade games, token-operated games, card game products, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of video game software for handheld systems and home game consoles, amusement arcade games, token-operated games, gaming machines and pachinko and pachinko slot machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

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

Our product sales are affected by customer’s ability and desire to spend disposable income on the purchase of our products. Any significant downturn in general economic conditions which results in a reduction in consumers’ discretionary spending could reduce demand especially for entertainment and health-oriented products and services like ours and may harm our business. For example, economic weakness in Europe and uncertainty surrounding the sovereign debt of several European economies have negatively affected consumer spending trends in Europe and in the global economy generally and may continue to have an adverse impact on economic conditions, including in Japan. Economic downturns have been, and may continue to be, characterized by diminished product and service demand and subsequent erosion of average selling prices.

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

Our quarterly operating results also may be materially impacted by other factors, including the operating condition of our social games, the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title. Also, many of our products are in the greatest demand from November to January, particularly in November and December and at the end and beginning of the year. The reason for this trend is that these months correspond to the periods of children’s school holidays. In Japan, it is customary to give presents to girlfriends, boyfriends, and family members during the Christmas and New Year season and buy toys as Christmas and New Year presents in December and January. In addition, in the U.S. demand is highest from November, starting with Thanksgiving and through the Christmas season. Moreover, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of video game systems by the manufacturers of those platforms, such as Sony Corporation (“Sony”), Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”).

Inability to procure commercially valuable intellectual property licenses may prevent product releases or result in reduced product sales.

We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. For example, our products often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as Major League Baseball Properties, Inc., and Major League Baseball Players Association. We have also acquired content licenses from sports organizations such as FIFPro Commercial Enterprises BV, the UEFA Champions League, the Japan Professional Baseball League, the Japan Professional Soccer League, or J-League, and the Japan Football Association. In addition, we have obtained content licenses from various companies, including NIHON AD SYSTEMS Inc., Kodansha Ltd., and Shogakukan-Shueisha Productions Co., Ltd.

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

Approximately 80% of our net revenues during fiscal 2012 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we continue to expand our international operations, particularly with respect to social games, video game software, gaming machines and card game products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens, twenties and thirties, the traditional target market for our products and services including social games, computer and video games products and arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining and its demographic makeup is already aging considerably. According to government estimates, as of October 2011, 23.3% of Japan’s population was aged 65 or over, and, released in April 2008, as of calendar year 2006, this percentage is expected to reach 25.2% by 2013 and 40.5% by 2055.

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

Incidents such as terrorism, riots, wars, pandemic and natural disasters may adversely affect the world economy. Resulting social and political instability may cause further economic and political uncertainty in each of the regions we conduct our operations. As a result, our and our suppliers’ operations and financial performance as well as our customers’ investment and consumption patterns may be adversely affected. For instance, on March 11, 2011, a large earthquake and subsequent tsunami and aftershock hit northeastern Japan, causing material losses and damage to life, infrastructure and distribution routes. A nuclear power plant complex in Fukushima Prefecture was also damaged, resulting in power supply instability in the regions within the jurisdiction of Tokyo Electric Power Company. As of the date of this annual report, the incident at the affected nuclear power plant remains unresolved, and it is unclear if and when the affected nuclear power plant will be brought under control or whether the situation will further deteriorate. As of March 31, 2011, we have recorded ¥4,455 million as earthquake related impairment charges and expenses.

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

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Amusement arcade revenues and sales of arcade games have recently been affected by the shrinking market for such games. In addition, due to the development of full-scale home video game systems that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with network and game functions, consumers now have increasing leisure alternatives outside of amusement arcades. As customer preferences diversify, fewer people may visit frequently the amusement arcades on which we depend for sales of our amusement arcade game software, amusement arcade games and token-operated game machines and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

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

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over networks and on mobile phones. Although we are marketing mobile phone-based games as well as games which can be downloadable or which allows multiple players to play against each other using Wii, Nintendo DS, Nintendo 3DS, PlayStation 3, PlayStation 2, PlayStation Portable, PlayStation Vita, Xbox 360 or personal computers, games have diversified over recent years and consumers now have expanded choices. If there is any substantial decline in the popularity of our network-based games, our business, revenues and profits could be harmed.

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

Any development adversely affecting our operation of social content for social networks may have a negative impact on our profitability and growth.

Our ability to achieve wide acceptance of our social content for social networks by users depends in part on whether we can provide attractive content in a timely manner, and efficiently operate our games. In addition, the success of our social content for social networks may be affected by the expansion of the industry related to social content for social networks as well as other factors which are beyond our control. Such factors include:

•	changes in the economy;

•	the pace of market expansion;

•	popularity of content for social networks; and

•	establishment of legal regulations concerning social games and self-imposed restrictions in the industry.

If we are not able to provide competitive content, or if these political, economic, legal and other factors adversely affect the operation of our social content for social networks our financial conditions and results of operation may be negatively impacted.

If the agreements entered into with the distributors of our social content for social networks are terminated, the continued provision of the services we are currently providing will become difficult, which may adversely affect our revenues and profitability.

We currently provide social content for social networks almost entirely on the social networking sites operated by other companies. Our provision of social content for social networks is based on agreements entered into with the distributors which operate the social networking sites. In addition, with respect to our social content for social networks, the proportion accounted for the use of specific distributors has increased. Therefore, if the agreements with the distributors are terminated, it will become difficult for us to continue providing services of social content on those social networking sites, and our businesses and financial performance may be damaged.

Our revenues and profits may be adversely affected by major natural disasters such as the Great East Japan Earthquake.

Natural disaster such as the Great East Japan Earthquake may cause postponement of the release of our products, delays in shipment due to the disruption of distribution network, delays in delivery of parts procured from the suppliers located in the disaster-stricken areas, related revisions to our production system and increases in procurement costs for parts and cancellation in procurement caused by increased scarcity of parts and inventory supply shortages in the market, as well as the suspension of distribution services for online games due to damaged telecommunications infrastructure. As a result, our revenues and profits may be adversely affected.

Risks Relating to Our Health & Fitness Segment

Our Health & Fitness segment may not grow as we expect if we are not able to efficiently operate club locations upon opening such loctations.

Our operating results depend in part on our ability to efficiently operate club loctations upon opening such loctations. The successful development of clubs will depend on various factors, including our ability to:

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

If we are not able to adequately implement the factors outlined above, the growth of our Health & Fitness segment may be limited. We cannot assure you that we will be able to open new clubs in a timely and cost-efficient basis or operate our clubs profitably. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. If we are unable to enhance the performance of our fitness clubs, our operating income may be adversely affected. In fiscal 2009, we recorded ¥11,121 million as restructuring and impairment charges that include impairment losses of long-lived assets. In fiscal 2010, we recorded ¥2,339 million as restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities. We may still incur future impairment charges against goodwill, other identifiable intangible assets, or property and equipment.

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

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2012, such deposits and guarantee money accounted for over 8% of our total assets.

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

We may be adversely affected by natural disasters such as the Great East Japan Earthquake during fiscal 2011.

Due to natural disasters as typified by the Great East Japan Earthquake during fiscal 2011, our directly-owned fitness clubs may be damaged and the sports facilities outsourced to us may become evacuation centers in some regions, which could result in the suspension of operations at some of our fitness clubs. In the future, similar earthquake disasters and other natural disasters may occur again and the operations of some of our fitness clubs may be suspended, which could adversely affect the financial performance of our Health & Fitness segment.

Rolling blackouts due to the shortage of power supply may adversely affect our business results.

Natural disasters such as the Great East Japan Earthquake during fiscal 2011 may damage power plants, which could result in a shortage of power supply. If power demand exceeds the available power supply in the future, rolling blackouts may be further implemented and operations at some of our fitness clubs and the manufacturing of products may be suspended, which could adversely affect our business results.

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

Natural disasters such as the damage caused by the record rainfall in northeastern Australia in January 2011 and the surrounding areas of the Mississippi River in May 2011 could have material adverse effects on our Gaming & Systems segment.

The record rainfall in the Australian northeastern region in January 2011 and in the surrounding areas of the Mississippi River in the U.S. in May 2011 raised concerns about a delay in transporting equipment to the casino markets where we ship our products. Similar natural disasters could adversely affect the future business results of our Gaming & Systems segment.

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

We may be adversely affected by natural disasters such as the Great East Japan Earthquake during fiscal 2011.

Natural disaster such as the Great East Japan Earthquake may cause postponement of the release of our products, delays in shipment due to the disruption of distribution network, decreases in or cancellation of orders from facilities located in disaster-stricken areas, delays in delivery of parts procured from suppliers in the disaster-stricken areas and related revisions to our production system, as well as increases in procurement costs for parts and delays in procurement caused by increased scarcity of parts and inventory supply shortages in the market. Any of these factors could have an adverse affect on our business.

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

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the highs and lows of price per share of our common stock ranged from ¥1,460 to ¥2,906 during fiscal 2012.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of March 31, 2012, there were 138,620,152 shares of our common stock outstanding including 38,686,503 shares, representing 27.91% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman and his Kozuki Foundation for Sports and Education, Kozuki Holding and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,500,000 additional shares of common stock generally without any shareholder approval. In addition, as of March 31, 2012, we held 4,879,848 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors, corporate officers or corporate auditors.

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors, corporate officers and corporate auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is a concern as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

A.    History and Development of the Company.

Our business was founded by our current Representative Director, Chairman, Kagemasa Kozuki, in Osaka on March 21, 1969. KONAMI was incorporated as a joint stock corporation under the laws of Japan on March 19, 1973 under the name Konami Industries Co., Ltd.

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

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for stationary consoles such as Sony PlayStation 2, PlayStation 3, Nintendo Wii, and Microsoft Xbox 360, and for portable consoles such as Sony PlayStation Portable, PlayStation Vita, Nintendo DS and Nintendo 3DS, as well as for use on personal computers. In addition, we plan, produce, operate and distribute social content for social networks and entertainment content for mobile phone online games.

We produce gaming machines for casinos in the United States, Australia and other overseas jurisdictions, in addition to video games and token-operated games installed in amusement arcades and other entertainment venues in Japan. We also produce card games, character goods, toys and hobbies, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. In addition, we produce pachinko slot machines. Until fiscal 2012, we had also produced software and hardware for LCDs for pachinko machines.

In addition, we believe that we are the leading operator of fitness clubs in Japan, in terms of revenues and members. As of March 31, 2012, we had a nationwide network of 205 directly operated health and fitness club facilities and 161 sports facilities whose operations are outsourced to us and which cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006, and COMBI WELLNESS Corporation became its wholly-owned subsidiary as of May 31, 2006 following our acquisition of all of its outstanding shares. We also have enhanced the value of each facility of former Sportsplex Japan Co., Ltd., which was merged into Konami Sports & Life Co., Ltd. as of June 30, 2008, by promoting the expansion of high quality and wide-ranging services. We aim to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of health-related equipment and supplements.

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

Many of our successful products have resulted from diversified use of strong contents. For example:

•

We first sold DanceDanceRevolution, one of our popular products, in November 1998 as an amusement arcade game. We launched DanceDanceRevolution in the form of home video game software in April 1999 and have sold over one million units. This product has become increasingly popular in North America, where it has been utilized for physical education classes in schools and other purposes.

•

We launched beatmania as an amusement arcade game in December 1997. We began selling beatmania in the form of home video game software in October 1998 and have sold over one million units. We sold beatmania as a pachinko slot machine in April 2008.

•

We sold Yu-Gi-Oh! as video game software for Game Boy in July 1998. We subsequently introduced our hit Yu-Gi-Oh! Trading Card Game in February 1999 and have developed the title for game software, amusement machines and other applications. Over ten years after its introduction, the title is still growing as one of our staple products.

•	METAL GEAR SOLID, first sold in 1998, was developed into METAL GEAR SOLID2 SUNS OF LIBERTY in 2001, METAL GEAR SOLID3 SNAKE EATER in 2004 and METAL GEAR SOLID 4

GUNS OF THE PATRIOT in 2008 and has been sold worldwide in combination with various secondary titles, and received high reviews from the market. Total sales volume for the series has exceeded 32 million units.

•	Tokimeki Memorial, a teenage romance game first introduced in 1994, have been hit video game software products and have also generated substantial sales of related character goods.

•

LOVEPLUS, a romance communication game introduced in September 2009, became a hit product due to a widely-discussed new game element that allow players to blend reality and the virtual world. It recorded favorable sales generated not only by sales of game software but also by sales of serialized comic books and related products.

•

We began selling the Winning Eleven series, a soccer game, in the form of home video game software in Japan in July 1995, and later expanded its compatibility to several home video game platforms. We have also introduced the series in overseas markets, particularly Europe and the Americas. We have sold a total of more than 76 million units for the series. In addition, we developed the title as amusement game software and mobile content.

•

Since 2010, DRAGON COLLECTION, for which online distribution was launched on GREE, a social networking site, has shown favorable sales. In 2011, we focused on developing the content for the social game market and have started distributing a wide range of game contents for these titles, such as Professional Baseball Dream Nine, J League Dream Eleven, CROWS X WORST—Saikyou Densetsu and STAR WARS COLLECTION on GREE and SENGOKU COLLECTION on Mobage. As a result, we have increased the number of paying users for these titles.

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

For the fiscal year ended March 31, 2012, we had consolidated net revenues and net income attributable to our shareholders of ¥265,758 million and ¥23,012 million, respectively, compared with net revenues and net income attributable to our shareholders of ¥257,988 million and ¥12,934 million, respectively, for the fiscal year ended March 31, 2011.

Products and Services

We classify our businesses into four segments: Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing major business segments—Social Content, Consumer Games, e-Amusement and Card Games—into one Digital Entertainment segment from April 2005 to create a business structure where we can achieve maximum synergies. During fiscal 2012, this segment had net revenues of ¥140,400 million, which accounted for 52.8% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five businesses as follows:

•

Social Content business:    We produce and distribute social content for social networks, build computer systems related to online games, maintain and operate online servers, produce and distribute content for mobile phones, and produce online games. We also plan, produce and sell music and video package products.

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

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. During fiscal 2012, this segment had net revenues of ¥82,555 million, which accounted for 31.1% of our consolidated net revenues, before elimination of intersegment revenues.

Gaming & Systems Segment

This segment is involved in development and sales of content, hardware and casino management systems for gaming machines for casinos outside of Japan. During fiscal 2012, our net revenues from this segment were ¥25,212 million, which accounted for 9.5% of our consolidated net revenues, before elimination of intersegment revenues.

Pachinko & Pachinko Slot Machines Segment

This segment is involved in production, manufacturing and sales of pachinko slot machines and LCDs for pachinko machines. During fiscal 2012, our net revenues from this segment were ¥18,430 million, which accounted for 6.9% of our consolidated net revenues, before elimination of intersegment revenues.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2012.

Segment Revenues

	Year ended March 31,
	2010	2011	2012	2012
	(yen in millions, dollar in thousands)
Net Revenues:
Digital Entertainment	¥142,650	¥133,124	¥140,400	$1,708,236
Health & Fitness	85,765	85,911	82,555	1,004,441
Gaming & Systems	19,996	21,868	25,212	306,753
Pachinko & Pachinko Slot Machines	14,429	17,987	18,430	224,237
Eliminations	(696)	(902)	(839)	(10,208)

Consolidated net revenues	¥262,144	¥257,988	¥265,758	$3,233,459

Notes:

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥133,124 million in fiscal 2011 and ¥140,400 million in fiscal 2012, an increase of ¥7,276 million.

Social Content Business

Social Content Business Overview

Growth of broadband, online games and mobile phones as a platform

At the end of March 2012, the number of mobile phone handset subscriptions worldwide has grown by 8.2% to 1.4 billion compared to the previous year, and is expected to further increase, especially in emerging countries. Particularly in Japan, social content using social networks, or social platforms for mobile phones are popular, leading this recent rapid growth.

On the other hand, the market of the mobile phone handset has shifted from the existing feature phone handset to the smart phone handset equipped with iPhone and Android OS, and the number of smart phone subscribers rapidly increased by 71.2% to 470 million compared to the previous year. Additionally, the usage of the smart phones on social platforms has been increasing. While users of social games in feature phones have shifted to the use of smart phones, there is still a small number of social games for smart phones that contents providers provide, and there spreads a large business opportunity.

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

Our Social Content Business

We develop, publish, distribute and sell software for home video game systems, personal computers, mobile phones and online networks. We plan to actively enter the mobile phone and social networking services business in light of the recent growth of the online and mobile phone game markets, and we believe there may be new opportunities for profits with our software titles.

In October 2001, we established Konami Mobile Online, Inc., which developed games for mobile phones, and after changing its trade name and merging it with our operations, since March 31, 2006 we have developed our online business through Konami Digital Entertainment Co., Ltd. for the purpose of realizing synergies between our Games Software and Card Games businesses. As a result, this business has expanded to include the development and distribution of game content not only for mobile phones but also for various multi-function devices such as smartphones and has grown to be an important income generating business for us. In addition, as a distribution service of game content, in recent years this business has expanded rapidly through growth in content for social networking sites. Since many of our social games can be played free of charge, the number of users registered on social networking sites has increased, and accordingly revenues from purchases of items granting players in-game advantages have increased. Based on this business model, DRAGON COLLECTION, for which the online distribution was launched on GREE in September 2010, has enjoyed high popularity among players, including achieving the top game ranking of GREE for 50 consecutive weeks, and we have steadily increased the number of users and achieved favorable results for this title. Furthermore, the online distribution of PAWAFURU YAKYU CLUB, a baseball social game in which players aim to become the best baseball club, and Professional Baseball Dram Nine, a baseball social game officially licensed from Nippon Professional Baseball, were launched on GREE, and the online distribution of SENGOKU COLLECTION, a social game in which players aim to become a shogun ruler, was launched on Mobage. We also have reinforced the content roll-out for the social games market. Through the introduction of these titles, we have been strengthening our content development for the social game market.

On April 1, 2011, we acquired 100% ownership in HUDSON SOFT CO., LTD. (“HUDSON”), a leader of the mobile industry, and completed a merger with HUDSON into Konami Digital Entertainment Co., Ltd. on March 1, 2012. While growth in the smart phones business is expected, we will properly respond to the rapidly changing social game market by integrating the know-how of the Konami group with its high staging and producing ability for games with the strengths of HUDSON, with its outstanding planning ability and flexibility.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

		Year of Introduction
Manufacturer	Platform Name	Japan	U.S.	Media Format
Home Game Consoles:
Nintendo	NES	1983	1985	Cartridge
Sega	Genesis	1988	1989	Cartridge
Nintendo	SNES	1990	1991	Cartridge
Sega	Saturn	1994	1995	CD-ROM Disc
Sony	PlayStation	1994	1995	CD-ROM Disc
Nintendo	Nintendo 64	1996	1996	Cartridge
Sega	Dreamcast	1999	1999	Proprietary Disc
Sony	PlayStation 2	2000	2000	DVD-ROM Disc
Nintendo	GameCube	2001	2001	Proprietary Disc
Microsoft	Xbox	2002	2001	DVD-ROM Disc
Microsoft	Xbox 360	2005	2005	DVD-ROM Disc
Nintendo	Wii	2006	2006	Proprietary Disc
Sony	PlayStation 3	2006	2006	BD-ROM

Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge
Nintendo	Game Boy Color	1998	1998	Cartridge
Nintendo	Game Boy Advance	2001	2001	Cartridge
Nintendo	Nintendo DS	2004	2004	Cartridge
Sony	PlayStation Portable	2004	2005	UMD
Nintendo	Nintendo 3DS	2011	2011	Cartridge
Sony	PlayStation Vita	2011	2011	Cartridge

Handheld systems such as Nintendo DS and Sony PlayStation Portable have achieved global popularity since their introduction due to the inexpensive price of the hardware compared to a console systems and the popularization of casual games. In February 2011, Nintendo 3DS with the 3D function was launched as a successor device, and Sony PlayStation Vita was also launched starting in Japan in December 2011.

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

Internet technology for high speed broadband enables customers to have a more enhanced and interactive online experience. Going forward, we expect the spread of broadband services and continued competition among broadband providers to lead to further growth in the market for online games. With the rapid spread of broadband infrastructure, many game console manufacturers and video game software publishers have entered the online game business. For example, Sony Computer Entertainment started a broadband online service for PlayStation 2 in the beginning of 2002 through which users can play games online and download software as well as enjoy broadband contents such as movies and music at home. In the middle of 2002, Sony Computer Entertainment America Inc. started selling online adaptors and software for PlayStation 2 in the U.S., and in late 2006, started a download service through its network in conjunction with the release of PlayStation 3. In late 2002, Nintendo started an online service for GameCube in Japan and the U.S., and in conjunction with the release of Wii at the end of 2006, started a “virtual console” service in which users can download and play previously released game software for old models, and in March 2008, launched the “WiiWare” service, in which users can download new game software not available in stores. Microsoft started an online service for Xbox called “Xbox Live” in November 2002 in the U.S. and in January 2003 in Japan, and the service has continued with Xbox 360, which was released in 2005. Currently, all portable game consoles and stationary game consoles have built-in network functions. Consequently, we are expanding further our range of online services. In addition, online distribution of additional content for packaged software has brought about a change in the old business model, under which a sale was concluded upon the delivery of the product to a retailer, to a new business model under which we can expect continued revenues from selling additional content to players. These services are expected to become a new source of income in part because risks unique to a retail business such as inventory, price protection and returned goods do not exist.

Our Consumer Games Business

Our Consumer Games business develops, publishes, distributes and markets software for video game systems and, to a lesser extent, personal computers. Most of our software consists of video games designed for use with video game platforms, including PlayStation 2, PlayStation 3, PlayStation Portable, PlayStation Vita, Nintendo DS, Nintendo 3DS and Wii and Microsoft Xbox 360, and PCs.

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

Software Titles

Although we have published more than 100 new titles of video game software each year, in fiscal 2010 we streamlined the number of new titles to 61 titles under the theme of “Selection and Concentration” and in fiscal 2011, to 54 titles and in fiscal 2012, to 46 titles. Almost all of these titles are designed for use with leading home and portable game platforms. We publish software titles in a variety of genres, including sports, action, role playing and music simulation.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2012 and 2013 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2013 will be released when scheduled, if ever.

Titles Released in Fiscal 2012

Title	Category	Platform	Release Date	Market
METAL GEAR SOLID SNAKE EATER 3D	Tactical Espionage Action	Nintendo 3DS	March 2012	Worldwide

METAL GEAR SOLID HD EDITION	Tactical Espionage Action	Multi-Platform	November 2011	Worldwide

PROFESSIONAL BASEBALL SPIRITS 2011	Sports (Baseball)	Multi-Platform	April 2011	Japan

PROFESSIONAL BASEBALL SPIRITS 2012	Sports (Baseball)	Multi-Platform	March 2012	Japan

JIKKYOU PAWAFURU PUROYAKYU 2011	Sports (Baseball)	Multi-Platform	July 2011	Japan

WORLD SOCCER Winning Eleven 2012	Sports (Soccer)	Multi-Platform	October 2011	Japan

Pro Evolution Soccer 2012	Sports (Soccer)	Multi-Platform	September 2011	North America

			October 2011	Europe

NEW LOVEPLUS	Romance Communication	Nintendo 3DS	February 2012	Japan

Titles Anticipated to be Released in Fiscal 2013

Title	Category	Platform	Release Date	Market
METAL GEAR RISING REVENGEANCE	Tactical Espionage Action	Multi-Platform	Fiscal 2013	Worldwide

PUROYAKYU SPIRITS 2013	Sports (Baseball)	Multi-Platform	Fiscal 2013	Japan

JIKKYOU PAWAFURU PUROYAKYU 2012	Sports (Baseball)	Multi-Platform	Fiscal 2013	Japan

WORLD SOCCER Winning Eleven 2013	Sports (Soccer)	Multi-Platform	Fiscal 2013	Japan

Pro Evolution Soccer 2013	Sports (Soccer)	Multi-Platform	Fiscal 2013	Europe

North America

*	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•

METAL GEAR SOLID.    With respect to our METAL GEAR SOLID series, we have sold over five million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and five million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. METAL GEAR SOLID 3

SNAKE EATER, launched in 2004, sold more than four million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, and METAL GEAR SOLID 4 GUNS OF THE PATRIOT, launched in 2008, sold more than 5 million units in total, increasing our total series sales to over 32 million units as of March 31, 2012.

•

Soccer titles.    We have sold a total of over 76 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe and North America) in worldwide as of March 31, 2012, since the initial title was released during the fiscal year ended March 31, 1996.

•	Baseball titles. We have sold a total of more than 23 million units of baseball titles as of March 31, 2012, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2010	2011	2012
Platforms	Units	Units	Units
	(sales units in tens of thousands)
PlayStation	0	—	—
PlayStation 2	241	130	84
PlayStation 3	472	588	629
PlayStation Portable	340	448	384
PlayStation Vita	—	—	7
Nintendo DS	335	349	176
Nintendo 3DS	—	41	116
Wii	438	349	191
Xbox	0	—	—
Xbox 360	152	251	219
PC	42	38	24
Other	0	0	0

Total	2,020	2,194	1,830

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

Further, the consumer game market is recently experiencing a polarizing trend whereby so-called “high-end AAA titles” designed with leading-edge programming technology to optimize the specifications of a game machine have increased in sales volume while many other titles remain stagnant. As these “high-end AAA titles” usually have a long two to three year development period and require commitment of management resources for research and development of technology, it is necessary to establish a strategic product development structure and perform allocation of management resources.

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

Manufacturer	Platform	Territory	Initial Contract Date
Nintendo	Nintendo DS	Japan	October 1, 2004
Nintendo	Nintendo DS	United States and Canada	June 23, 2005
Nintendo	Nintendo DS	Europe	June 24, 2005
Nintendo	Wii	Japan	October 2, 2006
Nintendo	Nintendo 3DS	Japan	December 1, 2010
Sony	PlayStation 2	Japan	April 1, 2003
Sony	PlayStation 2	Asia	April 1, 2003
Sony	PlayStation 2	United States and Canada	October 25, 2001
Sony	PlayStation Portable	Japan	November 19, 2004
Sony	PlayStation Portable	Asia	May 1, 2005
Sony	PlayStation Portable	United States and Canada	February 11, 2005
Sony	PlayStation 3	Japan	October 20, 2006
Sony	PlayStation 3	United States and Canada	October 20, 2006
Sony	PlayStation 3	Europe	October 20, 2006
Sony	PlayStation 3	Asia	November 17, 2006
Sony	PlayStation Vita	Japan	October 24, 2011
Sony	PlayStation Vita	Asia	March 31, 2012
Microsoft	Xbox360	Worldwide	November 22, 2005

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

According to an industry statistical report, the amusement industry in Japan recorded total revenues of ¥673.6 billion in fiscal 2011. The breakdown by category is shown in the following table.

Amusement Industry-Revenues in Japan

	Fiscal Year Ended on March 31,
Industry	2005	2006	2007	2008	2009	2010	2011
	(billions of yen)
Amusement arcade operations	¥649.2	¥682.5	¥702.9	¥678.1	¥573.1	¥504.3	¥495.8
Amusement arcade games (Japan)
Video game machines	39.6	48.5	50.2	49.7	48.4	37.7	38.4
Token-operated game machines	37.0	46.0	48.5	44.0	37.1	28.9	30.6
Prize machines	14.6	12.7	14.0	12.7	10.3	7.8	8.2
Vending machines	19.5	19.3	18.4	16.9	12.1	10.2	11.0
Music simulation game machines	3.3	3.4	3.4	4.7	4.2	4.0	4.2
Card games, etc. (excluding kids’)	5.5	11.5	8.7	8.0	9.4	8.3	6.6
*Kids’ card games, etc.	—	—	23.7	19.6	15.0	10.9	10.4
Other	48.2	47.2	43.3	50.0	46.4	48.8	52.4

Sub-total	167.7	188.6	210.2	205.6	182.9	156.6	161.8
Amusement arcade games (exports)	12.9	10.6	13.2	13.5	13.3	13.0	16.0

Total	¥829.8	¥881.7	¥926.3	¥897.2	¥769.3	¥673.9	¥673.6

*	Sales amounts related to the Kids’ card games industry was added from fiscal 2007.

Source:	“Amusement Industry Survey, Fiscal 2011” (September 2011), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have diverse leisure alternatives. In Japan’s amusement industry as a whole, the revenues produced by the amusement arcade operations continued to decrease to ¥495.8 billion in the fiscal year ended March 31, 2011 from ¥504.3 billion in the fiscal year ended March 31, 2010 (according to the latest available data). This decrease in the industry-wide revenue was primarily due to shutdown of relatively small scale amusement arcades, which in turn had resulted from a decline in the number of customers and the level consumer spending amidst the deteriorating economy. The restructuring of the amusement industry such as development of large-scale amusement arcades attractive to customers continues. Furthermore, the sales volume of equipment slightly recovered but still remained on the decline, recording ¥161.8 billion in the fiscal year ended March 31, 2011 compared to ¥156.6 billion in the fiscal year ended March 31, 2010. This trend is primarily due to reduced investment in plant and equipment by amusement arcade operators along with a decline in the number of amusement arcades and deterioration of revenues at the amusement arcades.

KONAMI’s e-Amusement Business—Video Game Machines

Our e-Amusement business develops, produces and sells video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In the fiscal year ended March 31, 2012, we introduced approximately 5 new titles for video game machines for amusement arcades. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, and at the same time, some constitute a recognized brand such as DanceDanceRevolution and MAH-JONG FIGHT CLUB.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that cannot be replicated easily by home video game systems. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our e-Amusement business. Hit music simulation games have included DanceDanceRevolution, pop’n music, GuitarFreaks & DrumMania and jubeat. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

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

Token-operated game machines in Japan

As indicated in the previous table, as of fiscal 2011 sales of token-operated game machines amounted to ¥30.6 billion, comprising approximately 19% of the ¥161.8 billion Japanese amusement arcade game market. Also, as indicated in the following table, revenues from the e-Amusement business and revenues from the operation of token-operated game machines increased every year through fiscal 2007, but decreased from fiscal 2008. This decrease was caused by a decline in the number of customers due to the recent economic downturn and the revival of home video game machines such as Nintendo Wii as well as a trend of decline in the total number of amusement arcades.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2005	2006	2007	2008	2009	2010	2011
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥37.0	¥46.0	¥48.5	¥44.0	¥37.1	¥28.9	¥30.6
Revenues from amusement arcade operations	649.2	682.5	702.9	678.1	573.1	504.3	495.8
Revenues from token-operated game machines	176.2	179.7	199.8	195.1	167.0	151.3	146.9
Token-operated game machine revenues as a percentage of amusement arcade revenues	27.1%	26.3%	28.4%	28.8%	29.1%	30.0%	29.6%

Source:	“Amusement Industry Survey, Fiscal 2011” (September 2011), Japan Amusement Machinery Manufacturers Association.

Our e-Amusement Business—Overview of Token-Operated Game Machines Business

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by purchasing tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our popular token-operated game machine released in February 2012 called “Venus Fountain” is a token-operated game which can be played by inserting a digital token and making entries by a touch panel. We plan to introduce a service that allows a smart phone application to link to the arcade game so that a user can enjoy the game any time.

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline, the child population is expected to continue to decline slightly in the future. According to the National Institute of Population and Social Security Research, the number of births in Japan has declined from 2.09 million in 1973 to 1.06 million in 2011. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 16.7 million in the population census of 2011. The population of children is expected to fall below 10 million in 2046.

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

Under these circumstances, the age target set by toy makers has widened from infants aged zero to seniors. Furthermore, the trading card game products, regarded to belong to the peripheral area of conventional toys, are expected to expand due to the release of new products, such as new games that are played in combination with social games for mobile devices and PCs.

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

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥82,555 million in fiscal 2012, a decrease of ¥3,356 million from ¥85,911 million in fiscal 2011.

Fitness Club Business

Industry Overview

According to “Fitness Club Industry Trends in Japan, 2010” published by Club Business Japan, the fitness club industry in Japan has reached a mature stage, with revenues generated at private fitness club in Japan increasing only slightly from ¥401.9 billion in 2005 to over ¥414.2 billion in 2010 and the number of private fitness club memberships remaining at generally the same level, from 3.97 million to 3.99 million over the same period. This cause was deemed to a decrease in the enrollment of young people aged from 20 to 35. Particularly a decrease in the enrollment of women, while admission of middle-aged and senior adults increased. In 2010, the number of major fitness club memberships remained at approximately the same level as the previous year and it is anticipated that this trend may not change significantly in 2011.

On the other hand, the number of facilities continued to increase but not at the same pace as in 2007 when an increase of 20% was recorded compared to the previous year, and the total number of facilities was estimated to be 3,574 as of the end of December 2010. Although nearly 400 small-scale circuit-training gyms opened each year in 2007 and 2008, such pace steadied down in 2010 with the opening of 155 small-scale circuit-training gyms. A pace of opening of new types of facilities such as small-scale gyms exclusively for women and studio-type facilities specialized in yoga and Pilates exercise has remained at the level of the previous year, and it was reported that 200 clubs were newly opened overall in 2010. In 2010, the number of new gyms declined compared to the previous year and it is anticipated that the number of fitness club facilities will stabilize.

Despite this slower pace, because facilities in line with the diversity of customers’ preferences were continuously opened, the overall supply of facilities exceeded demand, resulting in intensified competition in the same sales areas located mainly in metropolitan areas. As a result, the number of membership per facility has been on a declining trend that has continued since 2005 as stated in the aforementioned “Fitness Club Industry Trends in Japan, 2010”. However, as economic conditions have improved, this declining trend bottomed out during the period of October and December 2009 and has shown signs of recovery since 2010.

Moreover, the future fitness market is expected to grow in the medium to long term period considering the growing interest in diet programs and measures against slowing metabolisms, the movement to build a new health service scheme in local communities with the cooperation of the private sector, governmental authorities and academia, an increased number of people who enjoy outdoor sports such as running and cycling, as well as the growing popularity of home fitness as represented by Wii Fit and fitness DVDs.

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

As of March 31, 2012, we directly owned and operated a nationwide network of 205 fitness clubs and operated an additional 161 sports facilities outsourced to us. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We also act as a nationwide agent of health and fitness programs for the Japan area, acquiring licenses for programs having worldwide popularity, and supply these programs to other fitness clubs as well. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations and publishing a web magazine for club members.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. Going forward, we will seek to provide a wide range of health-themed services with the aim of establishing ourselves as a “Total Health Partner” with connections in the entire nation. We are not only striving to establish exercise habits in our sports facilities but also outside our facilities by introducing a health management system counseling program for employees affiliated with health insurance unions challenged by the issue of how to control medical costs. In addition, in our aging society, we will promote health programs to maintain and improve physical functions for those who need to reduce the risk of needing care in the future as their physical and muscular strength weaken. Moreover, we expect to develop a life support program under a theme of the aging care management that can be utilized to review an individual’s exercise habits, diet and sleeping habits and other programs with the goal of exploring the possibilities of health related services and further expand the scope of our business.

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

As a new service development, one of the Ministry of Economy, Trade and Industry’s “Community-based Comprehensive Health Service Industry Creation Projects”, a consortium of six organizations including KONAMI has promoted health enhancement projects using IT in Takamatsu, Kagawa and its surrounding areas. We have engaged in efforts to support health enhancement of community residents through the utilization of IT, such as exercise and dietary instruction through IT collaboration between medical institutions and fitness clubs, and the promotion of walking through the use of a pedometer and health management software developed by us. Furthermore, we are involved, as a representative organization, with the Ministry of Economy, Trade and Industry’s “Regulatory Reform and Industry Creation Research Projects in the Medical and Nursing Care related Areas”, a consortium engaged in the creation of new services in the healthcare field in collaboration with the medical and nursing care organizations in the Kyoto and Osaka regions.

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

In addition, we are making efforts to provide safe, clean and comfortable facilities from the viewpoint of our customers. We plan to further improve the safeness of our facilities and provide quality services to our customers, through introducing Automated External Defibrillators or AEDs in all of Konami Sports Club facilities as well as renovating older buildings. We aim to respond to diversifying customer needs by providing a broad range of services through development of facilities and introduction of services that cater to all age groups and regional characteristics and to operate fitness club facilities that can contribute to the enhancement of the health of our community members.

We operate the following three types of service businesses at various locations in Japan.

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we are making efforts to provide an ever higher quality of service through the “digitization of health control” and the “enhancement of programs”. We have expanded the introduction of “e-XAX”, an IT health control system in which individual exercise histories and data for the enhancement of health are maintained, and continued the promotion of various programs such as “6 WEEKS”, a countermeasure program for lifestyle-related diseases and “BIOMETRICS”, a diet program, Targeting Waist Program, a program to combat metabolic syndrome. We provide three services at Konami Sports Club: XAX, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting younger age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 82.0% of the total operating income of our Health & Fitness segment in fiscal 2012.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of the relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. Our operating income generated from operation of facilities by contract accounted for 8.7% of total income of our Health & Fitness segment in fiscal 2012. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in fiscal 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, we offered an experience-oriented tour of the LES MILLS in New Zealand for which we are licensed, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 9.3% of total income of our Health & Fitness segment for fiscal 2012.

Marketing

Our marketing campaigns are directed by our in-house Marketing Department. This team conveys each of our nationally branded fitness clubs as the premier network of fitness clubs in that region. Advertisements are designed to highlight the consistent quality and high value-to-price ratio that we believe we provide through a combination of our membership programs, club facilities and personnel. Our goal is to achieve broad awareness of our brand names primarily through television, newspaper, magazine and our web site.

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

Health Products

Having perceived the needs of health-conscious people, we have engaged in the improvement of product lineups, developed original supplement products for use as one of the health-related products used by those who come to our fitness clubs as well as those at home and actively promoted support for the maintenance and enhancement of health starting from within the inner body. In addition, we have been offering highly convenient services through the introduction of a service called “Supplement Member,” a delivery service of popular supplements for our club members to their home addresses.

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

Gaming & Systems Segment

Our Gaming & Systems segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Net revenues generated by our Gaming business, before elimination of intersegment revenues, amounted to approximately ¥21,868 million in fiscal 2011 and approximately ¥25,212 million in fiscal 2012, an increase of approximately ¥3,344 million, or 15.3%. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America and Australia.

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

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. We participated in the Global Gaming Expo in October 2011, and exhibited and received favorable reviews for, a wide-ranging product lineup that responded to the needs of each relevant market. It included new content for KP3, the new electronic platform with 3D graphics capability, which was loaded onto the Podium, new cabinet (outer structure) for the expo; Advantage3, the new 3 reel mechanical slot machine; the latest slot machine Dynamics 5; Fortune Chaser; and the Konami Casino Management System.

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

Pachinko & Pachinko Slot Machines Segment

Our Pachinko & Pachinko Slot Machines segment is involved in the production, manufacturing and sales of LCDs for pachinko machines and pachinko slot machines. Net revenues generated by this segment, before elimination of intersegment revenues, amounted to ¥18,430 million in fiscal 2012, an increase of ¥443 million from ¥17,987 million in fiscal 2011.

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

Additionally, we newly formed KPE Takasago Sales Co., Ltd. on February 1, 2012, which markets the products of KPE Inc. and Takasago Electric Industry Co., Ltd. with a goal of maximizing the number of units sold.

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

During the fiscal year ended March 31, 2012, we released eight different pachinko slot titles. In the future, we plan to expand our market share by utilizing our experience in consumer game development and by presenting our uniqueness through the development of original content and use of our own titles.

Marketing and Sales

We sell our pachinko slot machines through two different methods. The first is to sell our pachinko slot machines to pachinko halls and pachinko slot halls directly, and the other is to sell through agencies. In February 2012, we formed a new sales company, KPE Takasago Sales Co., Ltd., in order to maximize sales volume and thus reinforce our sales system.

Market Environment

The number of pachinko and pachinko slot outlets in Japan has decreased in the last few years. According to statistics released by the National Police Agency in April 2012, the number of nationwide pachinko outlets has decreased by 176, or 1.3%, to 12,323 at the end of 2011 compared to the previous year and the number of pachinko machines per outlet was 371.9, an increase of 1.9% compared to the previous year.

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

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2010, 2011 and 2012:

Year Ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment (1)	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	¥199,427	¥33,845	¥22,598	¥6,560	¥262,430	¥(18,950)	¥243,480

Operating income	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Property and equipment, net	¥60,345	¥1,739	¥93	¥257	¥62,434	—	¥62,434

Year Ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment (1)	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	¥201,244	¥32,144	¥18,670	¥6,687	¥258,745	¥(21,548)	¥237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Property and equipment, net	¥56,742	¥2,460	¥77	¥229	¥59,508	—	¥59,508

Year Ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
Customers	¥208,641	¥35,955	¥14,561	¥6,601	¥265,758	—	¥265,758
Intersegment (1)	12,557	3,706	512	234	17,009	¥(17,009)	—

Total	221,198	39,661	15,073	6,835	282,767	(17,009)	265,758
Operating expenses	¥189,256	¥32,277	¥14,149	¥6,234	¥241,916	¥(17,108)	¥224,808

Operating income	¥31,942	¥7,384	¥924	¥601	¥40,851	¥99	¥40,950

Property and equipment, net	¥57,815	¥4,191	¥56	¥189	¥62,251	—	¥62,251

Year Ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Thousands of U.S. Dollars)
Net revenues:
Customers	$2,538,520	$437,462	$177,163	$80,314	$3,233,459	—	$3,233,459
Intersegment (1)	152,780	45,091	6,229	2,847	206,947	$(206,947)	—

Total	2,691,300	482,553	183,392	83,161	3,440,406	(206,947)	3,233,459
Operating expenses	$2,302,664	$392,712	$172,150	$75,849	$2,943,375	$(208,152)	$2,735,223

Operating income	$388,636	$89,841	$11,242	$7,312	$497,031	$1,205	$498,236

Property and equipment, net	$703,431	$50,992	$681	$2,299	$757,403	—	$757,403

1.	Intersegment means transactions between geographic areas.
2.	Eliminations means elimination of intersegment transactions and operating expenses not allocated to a specific geographic region.

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

In fiscal 2012, our net revenues increased ¥954 million in the United States and decreased ¥6,113 million in Europe. The increase in our net revenues in the United States was due primarily to the growth in sales of the Pro Evolution Soccer series in South America as well as the growth in sales of casino gaming machines and casino management systems. In Europe, net revenues decreased in fiscal 2012 due to, among other factors, the fact that we did not release a sequel to Castlevania Lords of Shadow as we did in fiscal 2011 and the decrease in demand for the Pro Evolution Soccer series compared to the favorable sales achieved as a result of the once-every-four-years soccer festivities in fiscal 2011.

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

We are committed to building our market share in China by localizing our popular products for the Chinese market. Additionally, in Korea, we released the PC online-game version of the WORLD SOCCER Winning Eleven series in March 2006, and following the release of the online-game version of Yu-Gi-Oh!. We plan to start full operation in other Internet-developed countries in Asia. In order to allow for flexible development and sales, we incorporated a company in Korea in May 2008.

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

Digital Entertainment

Game software such as WORLD SOCCER Winning Eleven 2010 and Pro Evolution Soccer 2010 and METAL GEAR SOLID PEACE WALKER.

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

Digital Entertainment

Game software such as WORLD SOCCER Winning Eleven 2011 and Pro Evolution Soccer 2011 and METAL GEAR series and social games such as DRAGON COLLECTION and SENGOKU COLLECTION.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games, medium- and large-sized token-operated games and amusement machines compatible with e-AMUSEMENT.

Health & Fitness	Nursing care machines such as STEPWELL2 and supplements such as PROTEIN PRO. Programs such as 6WEEKS, IT health management system such as e-XAX and verification of new health management services and business models in relation to the Ministry of Economy, Trade and Industry’s medical and nursing care related services industry creation research projects, iPhone compatible application such as Konami Sports Club for iPhone.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	Pachinko slot machines and LCDs for pachinko machines

Year Ended March 31, 2012
Segment	Focus of R&D Activity

Digital Entertainment

Social games such as DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine and CROWS X WORST.

Game software such as WORLD SOCCER Winning Eleven 2012, Pro Evolution Soccer 2012, series of METAL GEAR, JIKKYOU PAWAFURU PUROYAKYU and PROFESSIONAL BASEBALL SPIRITS.

Card games such as the Yu-Gi-Oh! Trading Card Game and action figures such as BUSOU SHINKI series.

Video games such as MAH-JONG FIGHT CLUB and STEEL CHRONICLE, software for music simulation games such as jubeat copious, medium- and large-sized token-operated games and amusement machines such as Venus Fountain.

Game software compatible with e-AMUSEMENT Participation such as MAH-JONG FIGHT CLUB ultimate version and QUIZ MAGIC ACADEMY Kenja no Tobira.

Health & Fitness

Health drinks such as Collagen Cristal Rich, Kenkou Daizu, Ryokunou Aojiru and Ryokunou Aojiru Saratto Noushuku.

Verification of new health management services and business models in relation to the Ministry of Economy, Trade and Industry’s medical and nursing care related services industry creation research projects.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	New cabinet (outer structure) and basic technology for pachinko slot and pachinko machines

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

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., (currently, SQUARE ENIX HOLDINGS CO., LTD.) is expected to focus on strengthening software development and expanding the lineup of online games. Also, in October 2004, Sammy Corporation founded Sega Sammy Holdings Inc., a holding company through which it acquired SEGA Corporation. In addition, Bandai Co., Ltd. and Namco Limited consolidated their operations to establish Namco Bandai Holdings Inc. in September 2005, and later established Namco Bandai Games Inc. through the consolidation of their domestic game businesses in March 2006. Furthermore, KOEI Co., Ltd. and TECMO Ltd. consolidated their operations to establish TECMO KOEI Holdings Co., Ltd. in April 2009. In addition, Konami Digital Entertainment Co., Ltd. merged with HUDSON on March 1, 2012.

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

In the Social Content business, our principal competitors are GREE, Inc. and DeNA Co., Ltd. which have more established social content business than we do, carry out operation of social platforms and production of games. Other potential competitors include the companies engaged in production and sales of home video game software such as Capcom Co., Ltd., Square Enix Holdings Co., Ltd. and NAMCO BANDAI Holdings Inc. which entered the market led by the recent popularity of social games. In addition, the production cost of social games is lower than that of video game software, and due to the low entry barrier compared to the existing video game software, an increasing number of emerging companies engaged in production of games have entered the market. If these companies launch hit titles, they may become our major competitors.

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

The market for pachinko slot machines is becoming oligopolistic with intense competition among several major makers, such as Sega Sammy Holdings Inc., Universal Entertainment Corporation. and Sankyo Co., Ltd. The principal method of competition in the market for software for LCDs for pachinko machines and pachinko slot machines is new product development.

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

Intellectual Property

As of March 31, 2012, we had approximately 3,374 trademarks, 2,228 patents and 50 registered designs (excluding applications pending) in Japan and we also had approximately 5,250 trademarks, 2,417 patents, two registered utility models and 234 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our hardware and software for video game software products, input equipment for home video games, amusement arcade and token-operated games and gaming machines, fitness machines, nursing care machines, nursing prevention care machines, LCDs for pachinko machines and pachinko slot machines. The utility models relate to input equipment for home video games, amusement and gaming machines and creative products. The registered designs relate to input equipment for home video game machines, amusement and gaming machines, designs for icons, creative products, pachinko equipment and pachinko slot machines.

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

New Jersey Regulations

The manufacture, distribution, and operation of gaming machines, and other aspects of casino gaming in New Jersey, are subject to strict regulation pursuant to the New Jersey Casino Control Act and the regulations promulgated thereunder (collectively, referred to as New Jersey Act). The New Jersey Act created the New Jersey Casino Control Commission (New Jersey Commission) and the New Jersey Division of Gaming Enforcement (the New Jersey Division). After the substantial amendment of the New Jersey Act in January 2011, the authority to decide license applications of casino service industry suppliers (“CSI”) and the authority to promulgate regulations has been transferred from the New Jersey Commission to the New Jersey Division. The New Jersey Division was granted authority for these matters in addition to its authority to investigate all license applications and to prosecute violations of the New Jersey Act. However , the New Jersey Commission still retains the authority to deliberate the issue when the New Jersey Division requests the rejection of a CSI license application. Under the New Jersey Act, a CSI license is required for the manufacture and distribution of gaming machines to casinos in New Jersey. The issuance, renewal and maintenance of a CSI license requires that directors, officers, key employees and owners of the application company obtain certification by the New Jersey Division of being of good character, honest, trustworthy and financially stable by a showing of clear and convincing evidence. We, together with our subsidiary Konami Gaming, Inc., were granted a CSI license in 2004. We are required to submit information relating to the company every five years to the New Jersey Division.

A CSI license application consists of extensive disclosure forms for the applicant, each of its holding companies, and each individual required to be found qualified by the New Jersey Division. The persons affiliated with an applicant who must be found qualified by the New Jersey Division are certain officers, directors and management employees, all beneficial owners of five percent (5%) or more of the applicant, and any other person the New Jersey Division deems appropriate.

With respect to security holders, the New Jersey Division may waive the qualification requirement for “institutional investors”, as defined in the New Jersey Act, of an applicant if: (i) there is no reason to believe that the institutional investor may be unqualified; (ii) the institutional investor holds less than 25 percent of the outstanding securities; (iii) the securities were acquired for investment purposes only, and (iv) the holder has no intention of influencing the affairs of the applicant, other than voting its securities. The New Jersey Act defines an “institutional investor” as (i) any retirement fund administered by a public agency for the exclusive benefit of federal, state or local public employees; (ii) an investment company registered under the Investment Corporate Law of 1940; (iii) a collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency, (iv) a closed end investment trust; (v) a chartered or licensed life insurance company or property and casualty insurance company; (vi) banking or other licensed or chartered lending institutions; (vii) an investment adviser registered under the Investment Advisers Act of 1940, and (viii) such other persons as the New Jersey Division may determine for reasons consistent with the policies of the New Jersey Act.

In connection with a license application, the New Jersey Division conducts an investigation of the applicant and its individual qualifiers to determine their suitability for licensure. In order for a CSI license to be issued by the New Jersey Division, the applicant and its individual qualifiers must demonstrate by clear and convincing evidence their good character, honesty and integrity, their financial stability, integrity and responsibility.

The application fee for a CSI license consists of a non-refundable deposit of $5,000 and an obligation to pay an additional $5,000 if the processing of the application requires more than 333 but less than 667 hours and a further $5,000 if the processing of the application exceeds 667 hours, plus the expenses of the New Jersey Division. The same fee structure applies to any renewal application. If the processing of the application exceeds 1,000 hours, the New Jersey Division may charge an additional application fee calculated on an hourly basis. All unexpected cash disbursements are charged directly to the applicant.

The New Jersey Division has broad discretion regarding the issuance, suspension or revocation of CSI licenses. There is no guarantee that our license resubmission will continuously be granted. The New Jersey Division may impose conditions on a license. In addition, the New Jersey Division has the authority to impose fines or suspend or revoke a license for violations of the New Jersey Act, including the failure to satisfy the licensure requirements. A CSI license is effective for five years and will essentially remain effective thereafter unless the license is suspended, expires or is renounced. The applicant is asked to resubmit related information every five years.

In addition to our required licensure, the gaming equipment manufactured, distributed or sold by us to New Jersey casinos is subject to a technical examination and approval by the New Jersey Division for, at a minimum, quality, design, integrity, fairness, honesty, suitability and compliance with rigorous technical standards. The approval process includes the submission of a model of the machine to the New Jersey Division for testing, examination and analysis and for comparison with documentation of the schematics, block diagram, circuit analysis and written explanation of the method of operation, odds determination and all other pertinent information. All costs of such testing, examination and analysis are borne by us.

As part of this approval process, the New Jersey Division may require that the manufacturer of any component of the gaming equipment which the New Jersey Commission, in its discretion, determines is essential to the gaming aspects of the device submit to licensing. Such components would include the computer control circuitry which causes or allows the device to operate as a gambling device. The failure or refusal of such a manufacturer to submit to licensing or the denial of a license by the New Jersey Division to such manufacturer would result in our inability to distribute and market that gambling device to New Jersey casinos.

Prior to a decision by the New Jersey Division to approve a particular model of machine, it may require a trial period to test the machine in a licensed casino. Once a model is approved by the New Jersey Division, all machines of that model placed in operation in licensed casinos shall operate in conformity with the model tested by the New Jersey Division. Any changes in the design, function or operation of the machine are subject to prior approval by the New Jersey Division.

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

Video Game Software

Japan.    No governmental entity in Japan is authorized to censor the content of computer entertainment software. The Computer Entertainment Supplier’s Association, or CESA, is a Japanese industry association that conducts market surveys, research and other activities to promote the computer entertainment software industry in Japan. CESA’s members are corporations and individuals engaged in projects relating to the development, manufacture and sale of computer entertainment software and organizations comprised of such individuals or organizations. We are a member of CESA and our Representative Director, Chairman, Kagemasa Kozuki, had been the Chairman of CESA since its establishment in 1996 for three terms over six years.

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

Pachinko Machines (Pachinko, Pachinko Slot)

Standards for pachinko and pachinko slot machines are regulated under the Rules of the National Public Safety Commission pursuant to the Act Regulating Adults Entertainment Business, etc. The Security Association is the only organization authorized to test models of pachinko and pachinko slot machines and render a decision on whether such models meet certain specified technical criteria. Those who expect to produce and distribute models are first required to pass such model test conducted by the Security Association and then to obtain verification that such model complies with prescribed standards from the prefectural Public Safety Commission in the area in which such models would be distributed.

Property

The following table sets forth information, as of March 31, 2012, with respect to our principal facilities:

Belong to	Location	Uses	Space	Tenure	User
			(square meters)
Holding Company	Minato-ku, Tokyo	Administrative	1,237	Leased	Holding Company

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo	Production, Sales, Administrative	32,179	Leased	Konami Digital Entertainment Co., Ltd.

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 205 locations	Fitness club	736,625	Some owned and some leased	Konami Sports & Life Co., Ltd.

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Training Facility	547,137	Owned	Corporate

Konami Real Estate, Inc.	Zama-shi, Kanagawa Kobe-shi, Hyogo, and Other	Production, Manufacturing, Administrative	128,181	Owned	Konami Digital Entertainment Konami Manufacturing and Service, Inc., and Other

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Sales, Administrative	5,818	Leased	Konami Digital Entertainment, Inc.

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Sales, Administrative	4,582	Leased	Konami Digital Entertainment GmbH

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Production, Manufacturing, Sales, Administrative	55,825	Some owned and some leased	Konami Gaming, Inc.

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2012. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

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

Eight other companies

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

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2012 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2012 in this annual report refers to the fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment and health-related products and services provider. We publish and distribute video game software for use by customers with home and handheld video game systems, principally those manufactured by Sony, Nintendo and Microsoft, and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of fitness clubs in Japan. We produce and market health-related products. Furthermore, we produce and market a variety of entertainment and components, including LCDs for pachinko machines, pachinko slot machines and gaming machines. We earn revenues and income and generate cash from the sales of these products and services.

We divide our worldwide operations principally into four business segments for financial reporting purposes: Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines. The net revenue of these segments, before elimination of intersegment revenues, accounted for 52.8%, 31.1%, 9.5% and 6.9%, respectively, of our total net revenue in fiscal 2012. Our consolidated net revenue for fiscal 2012 was ¥265,758 million.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent remain, affected by a product and service that individually or as a series is a hit with consumers such as video game software, social games and card games. See “Factors Affecting Our Results of Operations—Hit Products.” We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, featuring a growing number and variety of products and services. We are also diversifying our revenue sources by expanding our businesses overseas. Our Digital Entertainment segments have been active in the North American and European markets and our Gaming & Systems segment has actively developed its operations particularly in the North American market, the biggest gaming market in the world with high future growth potential.

The entertainment industry in Japan has been expanding, reflecting an increasing social recognition of the importance of developing intellectual property and the rapid advance of technology.

Within the Japanese entertainment industry, the video game software industry has become increasingly competitive and more hit products-oriented, with the size of the market fluctuating depending on the number of hit products produced and distributed in a given year. The toy industry in Japan faces problems, including a declining birthrate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable incomes due to the sluggish economy and an increase in spending on other entertainment. The toy industry is holding firm, however, without any sharp decline in sales, due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. The amusement arcade industry has suffered a decline in the number of users triggered by a decline in consumer spending caused by the global recession as well as by the growing number of users who refrained from going out due to the surge in oil prices. Although the surge in oil prices has begun to ease, the recovery of the number of users is still slow, and thus, the slowdown of the amusement arcade industry continues to be severe. To respond to such situation, there has been increasing expectation for the emergence of “hit” products that will stimulate the market. Also, with the popularization of smart phones and the advancement of digital technology such as cloud technology, the social game market for the mobile devices and PCs has been expanding as a new entertainment business.

The Japanese health industry in which our Health & Fitness segment operates is also feeling the impact of the recession. The fitness club industry where we boast a large market share has accelerated the price decline of membership fees and various services due to a decrease in number of fitness club members triggered by a decline in consumer spending. At the same time, due to the enforcement of health-related laws and regulations, there has been a growing interest in nursing care prevention as Japan’s population grows older. Measures to tackle lifestyle-related diseases have been taken at the national level and steps to maintain good health are underway. We believe there will be an increasing demand for health-related services among middle-aged and senior consumers.

Our main business strategies for each segment are as follows:

•	Digital Entertainment Segment

In our Social Content business, we plan to continue providing “intangible” services, adding value in new ways as made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, including social games, mobile games and PC online games. In addition, we will develop our services to make them compatible with various other devices such as smart phones and tablet PCs in addition to providing our services on new platforms through development overseas.

In our game soft business, due to the rapid growth of content for social networks, we have reached the point that we need to change our sales strategy for home video game software for consoles such as the Nintendo Wii, Sony Computer Entertainment’s PlayStation 3 and Microsoft’s Xbox 360. We plan to actively develop our business in global markets, with a focus on Europe and the U.S., and will increase the success rates for our titles through title selection and concentration.

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

In the Pachinko & Pachinko Slot Machines segment, we aim to expand our market share through the provision of our own value-added products by taking advantage of the entertainment know-how that we have cultivated over the years in response to the changes in the market, such as play methods and changes in user preferences.

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

Hit Products and Services

Most of our revenues come from sales of hit products and services and are dependent on our ability to anticipate and sell successfully the kinds of products and services that are popular with consumers. A single hit product or service can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through expansion and extension of the concept or characters to other businesses from a popular game.

Previously, our strategy was to develop a large number of titles for various platforms, in order to limit fluctuations in sales. However, due to recent changes in the business environment, such as the spread of social games, and our expansion into overseas markets, we have decided to adopt a new strategy of increasing revenues for each title through streamlining and enhancing the versatility of our content. Accordingly, we are cutting the number of titles through a process of “Selection and Concentration”, which we expect will provide a more consistent stream of revenues from each hit title. We have also decreased the volatility of our net revenues by entering the fitness club business, which provides a more stable revenue base.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on the successful identification and acquisition of rights to popular ideas and images. We have steadily increased the number of intellectual property licenses we hold to over 500 licenses in fiscal 2012.

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

•

Consolidation of HUDSON, which was previously an affiliate accounted for by the equity method after our acquisition of 45.5% of its common stock in fiscal 2002, in April 2005, due to a capital investment of ¥1,434 million whereby KONAMI CORPORATION increased their interest to 54.0%. HUDSON became our wholly owned subsidiary as a result of a share exchange in April 2011, and completed a merger with HUDSON into Konami Digital Entertainment Co., Ltd. on March 1, 2012.

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

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payable commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, you should read Item 11 of this annual report and Note 18 to our consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in our business segments are as follows:

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of software for mobile phones and smartphones through social networking services and online services, the production and distribution of video game software for home and handheld game platforms and personal computers, we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades as well as the production and sale of books and music of our products. In fiscal 2012, net revenues from the Digital Entertainment segment were ¥140,400 million, accounting for 52.8% of consolidated net revenues before elimination of intersegment revenue.

Our online services are affected by market acceptance of network-based interactive games, the number of mobile phones, smartphones and Internet users, network system stability, which is the backbone of our services, and general economic trends. We make every effort to strengthen stability of our network-based services through such measures as server maintenance and improved stress tests.

In addition, the social content we develop for social networks have been rapidly growing because our games can be played free of charge, a feature that has obtained support from players. If this type of game is deemed to be harmful to players’ interest in light of commonly accepted social norms, legal regulations may be imposed by the government, which could potentially impact the growth of content for social networks. In cooperation with the social platform operators, we will endeavor to improve the health and soundness of the social content business by taking appropriate measures as needed.

Our video game software is sold mainly in the format of DVD-ROMs or proprietary discs for home video game platforms such as Sony PlayStation 2, PlayStation 3, Nintendo Wii and Microsoft Xbox 360 and ROM-cartridges and other media for handheld video game platforms such as Nintendo DS, Nintendo 3DS, Sony PlayStation Portable and Sony PlayStation Vita.

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

Our cost of services rendered for content for social networks, mobile phones, mobile terminals and personal computers game content consists of expenses incurred in the development of content, maintenance expenses for servers in our online services and service charge collection fees. We capitalize development and production costs and then amortize such costs as cost of services rendered for a period of two to three years or based on the expected length of services.

As for amusement arcade games and token-operated games, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software content for existing machines rather than selling new machines, because of lower cost of parts and raw materials. We are currently working on further improving margins in our e-Amusement business through the introduction of the less expensive “e-AMUSEMENT” gaming machine, which links amusement arcades online throughout Japan, and other measures to decrease production costs.

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

Health & Fitness Segment

Net Revenues.    We are one of the largest fitness club operators in Japan. We also design, manufacture and sell fitness and health related products. As of March 31, 2012, we operated 205 fitness clubs and provided outsourced services at 161 clubs. In addition, in June 2008, Sportsplex Japan Co., Ltd. was merged into Konami Sports & Life Co., Ltd., and we aim to enhance convenience for our members through the integration of our brands. Our Health & Fitness segment had ¥82,555 million in net revenues or 31.1% of our total net revenue, before elimination of intersegment revenues, in fiscal 2012.

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

In fiscal 2011, we recognized ¥4,455 million of earthquake related impairment charges and expenses due to the facilities damaged by the Great East Japan Earthquake of March 11, 2011 mainly in our Health & Fitness segment.

Gaming & Systems Segment

Net Revenues.    In fiscal 2012, net revenues from the Gaming & Systems segment, before elimination of intersegment revenues, were ¥5,212 million, accounting for 9.5% of consolidated net revenues. The main revenue source for the Gaming & Systems segment is the sales of video and mechanical slot machines, casino management systems, software contents and revenue share with the casino operators in North America and Australia. Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Revenues for the Gaming & Systems segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles, general economic trends and currency exchange rates.

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

Pachinko & Pachinko Slot Machines Segment

Net Revenues.    In fiscal 2012, net revenues from the Pachinko & Pachinko Slot Machines segment, before elimination of intersegment revenues, were ¥18,430 million, accounting for 6.9% of consolidated net revenues. Our revenues from LCDs for pachinko machines and pachinko slot machines may be affected if our pachinko slot machines do not pass the testing of the Security Association due to circumstances beyond our control and if our pachinko machines are not able to be sold as scheduled due to the tightening of regulations on the pachinko business and establishment of a period of voluntary ban on replacement by the National Police Agency or the bankruptcy of our suppliers.

Expenses.    Expenses from the Pachinko & Pachinko Slot Machines segment consist largely of initial cost of parts and materials, manufacturing costs and research and development.

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
NET REVENUES:
Product sales revenue	¥166,884	¥156,867	¥140,159	$1,705,305
Service and other revenue	95,260	101,121	125,599	1,528,154

Total net revenues	262,144	257,988	265,758	3,233,459

COSTS AND EXPENSES:
Costs of products sold	100,457	102,741	89,924	1,094,099
Costs of services rendered and others	85,277	86,291	84,491	1,027,996
Selling, general and administrative	55,407	46,253	50,051	608,967
Restructuring and impairment charges	2,339	—	—	—
Earthquake related impairment charges and expenses	—	4,455	342	4,161
Gain on bargain purchase	—	(2,543)	—	—

Total costs and expenses	243,480	237,197	224,808	2,735,223

Operating income	18,664	20,791	40,950	498,236

OTHER INCOME (EXPENSES):
Interest income	165	268	215	2,616
Interest expense	(1,574)	(1,541)	(1,427)	(17,362)
Foreign currency exchange gain (loss), net	67	(342)	331	4,027
Other, net	(200)	(94)	(43)	(523)

Other expenses, net	(1,542)	(1,709)	(924)	(11,242)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	17,122	19,082	40,026	486,994

INCOME TAXES:
Current	7,177	7,319	14,117	171,760
Deferred	(3,577)	(918)	2,824	34,360

Total	3,600	6,401	16,941	206,120

EQUITY IN NET INCOME OF AFFILIATED COMPANY	56	41	52	632
NET INCOME	13,578	12,722	23,137	281,506
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	264	(212)	125	1,521

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥13,314	¥12,934	¥23,012	$279,985

Comparison of Fiscal 2012 with Fiscal 2011

Net Revenues

Net revenues increased by ¥7,770 million, or 3.0%, to ¥265,758 million for fiscal 2012 from ¥257,988 million for fiscal 2011. The increase was due mainly to an increase in net revenues in the Digital Entertainment segment and the Gaming & Systems segment.

Net revenues of our Digital Entertainment segment from external customers increased by ¥7,236 million, or 5.5%, from the previous fiscal year to ¥139,710 million in fiscal 2012, accounting for 52.6% of the total net revenues. This increase was due mainly to the steady increase in the number of the registered users for our social games. For our social games, the total number of registered users for DRAGON COLLECTION and SENGOKU COLLECTION surpassed 6 million and 3 million, respectively, as of the end of March 2012, and the number of registered users for CROWS X WORST—Saikyou Densetsu, which is based on the poplar manga series, and STAR WARS COLLECTION, which is based on the Star Wars film series, has steadily increased since the introduction of these titles. In addition, we commenced online distribution of Professional Baseball Dream Nine on mixi, following the launch of online distribution on GREE and Mobage. Among our game software, WORLD SOCCER Winning Eleven 2012 (known in the U.S. and Europe as Pro Evolution Soccer 2012), the latest title in the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series, was released. Baseball titles such as JIKKYOU PAWAFURU PUROYAKYU 2011 series and PROFESSIONAL BASEBALL SPIRITS 2011 also performed strongly. Among amusement arcade video games, STEEL CHRONICLE, a network co-op action-based shooting game, and MAH-JONG FIGHT CLUB ultimate version which has adopted the e-AMUSEMENT Participation system, continued to perform strongly. We also launched jubeat copious, a music simultaneous game, Venus Fountain, a medal game, and QUIZ MAGIC ACADEMY Kenja no Tobira, which has adopted the e-AMUSEMENT Participation system. Furthermore, in card games, the Yu-Gi-Oh! Card Game series continued to record strong sales.

Net revenues of our Health & Fitness segment from external customers decreased by ¥3,232 million, or 3.8%, compared to the previous fiscal year to ¥82,429 million in fiscal 2012, accounting for 31.0% of the total net revenues. Although market conditions remained challenging, we continued to see growing health consciousness among consumers and stronger interest in preventive care associated with the aging population. We have therefore worked to upgrade and diversify services that fit the characteristics of each region, and we have expanded our services by developing and introducing new services utilizing IT, which is one of our strengths, in our health management, exercise and nutritional guidance services.

Net revenues of our Gaming & Systems segment from external customers increased by ¥3,344 million, or 15.3%, to ¥25,212 million in fiscal 2012 compared to the previous fiscal year. In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage 5 and the Advantage Revolution mechanical slot machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding in terms of market share. In the Oceania market, sales of Podium also progressed favorably. Full-scale marketing is also in progress in Europe, Central and South America, Asia and Africa, with the goal of building a distribution network for these markets.

Net revenues of our Pachinko & Pachinko Slot Machines segment from external customers increased by ¥422 million, or 2.3%, from the previous year to ¥18,407 million in fiscal 2012. We released MAGICAL HALLOWEEN 3, the latest title in the popular series, which recorded the highest ever sales volume for a Konami Group pachinko slot machine and also released pachinko slot machines featuring our original content such as ONIHAMA GAIDEN HAYATO SHIPPU DEU, GAMBARE GOEMON 2 and Castlevania III, which achieved steady performance.

Cost of Revenues

Cost of revenue decreased by ¥14,617 million, or 7.7%, to ¥174,415 million for fiscal 2012, compared to ¥189,032 million for fiscal 2011. This decrease was due mainly to a decrease in cost of revenues in the Digital Entertainment segment and Health & Fitness segment. The percentage of cost of revenues to net revenues on product sales decreased from 65.5% to 64.2%, due mainly to an increase in card game product sales which has a low cost of revenues ratio, in the Digital Entertainment segment. The percentage of cost of revenues to net revenues on service and other revenue also decreased from 85.3% to 67.3%, due mainly to an increase in sales of content for social networks, which has a low cost of revenues ratio, in the Digital Entertainment segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥3,798 million, or 8.2%, to ¥50,051 million for fiscal 2012 from ¥46,253 million for fiscal 2011. This increase was due mainly to an increase in the expenses in the Pachinko & Pachinko Slot Machines segment associated with the acquisition of 100% equity ownership of TAKASAGO ELECTRIC INDUSTRY CO., LTD. as our consolidated subsidiary during the fourth quarter of the previous fiscal year, as well as an increase in advertising expenses focusing on social games in the Digital Entertainment segment.

Earthquake Related Impairment Charge and Expenses

Earthquake related impairment charges and expenses decreased by ¥4,113 million to ¥342 million for fiscal 2012 from ¥4,455 million for fiscal 2011. In fiscal 2012, we have recorded repair expenses for facilities damaged by the Great East Japan Earthquake in the Health & Fitness segment.

Gain on Bargain Purchase

We recognized a ¥2,543 million gain on bargain purchase in fiscal 2011 at the time of our acquisition of a 100% equity ownership of TAKASAGO as a consolidated subsidiary for our Pachinko & Pachinko Slot Machines segment, due to the fact that fair value of the net assets of TAKASAGO exceeded our acquisition price.

Operating Income

As a result of the foregoing, our operating income increased by ¥20,159 million, or 97.0% to ¥40,950 for fiscal 2012 from ¥20,791 million for fiscal 2011.

As a percentage of net revenues, operating income increased by 7.3% to 15.4% in fiscal 2012 from 8.1% in fiscal 2011. This increase was due mainly to the improvement in the operating income ratio from 12.9% in fiscal 2011 to 23.6% in the Digital Entertainment segment, as a result of the improvement in operating margin associated with an increase in sales of the social games.

Other Expenses, net

Other expenses, net, decreased by ¥785 million to ¥924 million for fiscal 2012 from ¥1,709 million for fiscal 2011. Although there was not a substantial fluctuation of foreign exchange rates due to the continued strength of the yen in fiscal 2012, ¥331 million of foreign exchange gain was recognized mainly for certain foreign currency-denominated assets acquired in interim period when the yen was relatively stronger compared to the fiscal year end.

Income Before Income Taxes and Equity in net income of affiliated company

As a result of the foregoing, our income before income taxes and equity in net income of affiliated company increased by ¥20,944 million, or 109.8%, to ¥40,026 million for fiscal 2012 from ¥19,082 million for fiscal 2011.

Income Taxes

Income tax expenses increased by ¥10,540 million to ¥16,941 million for fiscal 2012 from ¥6,401 million for fiscal 2011. The effective tax rate increased to 42.3% for fiscal 2012 from 33.6% for fiscal 2011, due primarily to a decrease in tax credit, no impact for unrecognized tax benefits and an impact of change in tax rates in Japan. We recognized the total amount of unrecognized tax benefits of ¥706 million based on our estimate of the outcome of the underlying tax position in fiscal 2011. The decrease in tax credits related primarily to our research & development activities also contributed to the increase in the effective tax rate for fiscal 2012. In addition, there was the impact of tax rate change from our net deferred tax assets that existed at the date of enactment of the new tax law. Specifically, amendments to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate will be reduced from approximately 40.9% to 38.0% effective from the year beginning April 1, 2012, and to approximately 35.6% effective from the year beginning April 1, 2015 thereafter. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities expected to be settled or realized in the period from April 1, 2012 to March 31, 2015 is approximately 38.0% and for periods beginning April 1, 2015 the rate is approximately 35.6%. The effect of the tax rate change was not material and was charged to income taxes in the consolidated statements of income for the year ended March 31, 2012.

Equity in Net Income of Affiliated Company

Equity in net income increased by ¥11 million to ¥52 million for fiscal 2012 from ¥41 million for fiscal 2011. As there was no significant change in earnings of Resort Solution Co., Ltd, income attributable to equity method affiliates in fiscal 2012 was at generally the same level as that in fiscal 2011.

Net Income (Loss) Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest increased by ¥337 million to ¥125 million for fiscal 2012 from loss of ¥212 million in fiscal 2011. Although we recorded net loss attributable to the noncontrolling interest due to a decrease in income at HUDSON in fiscal 2011, we recorded net income attributable to the noncontrolling interest due to an increase in income at Internet Revolution, Inc.

Net Income Attributable to KONAMI CORPORATION

As a result of the foregoing, net income attributable to KONAMI’s shareholders increased by ¥10,078 million, or 77.9%, to ¥23,012 million for fiscal 2012 from ¥12,934 million in fiscal 2011.

Comparison of Fiscal 2011 with Fiscal 2010

Net Revenues

Net revenues decreased by ¥4,156 million, or 1.6%, to ¥257,988 million for fiscal 2011 from ¥262,144 million for fiscal 2010. This decrease mainly resulted from the decrease in net revenues from our Digital Entertainment segment from the previous fiscal year in which several major titles were released.

Net revenues of our Digital Entertainment segment from external customers decreased by ¥9,765 million, or 6.9%, from the previous fiscal year to ¥132,474 million in fiscal 2011, accounting for 51.3% of the total net revenues. This decline was mainly due to the absence of popular titles, such as FORTUNE TRINITY in the e-Amusement business, which was released during the previous fiscal year. We released video game software such as METAL GEAR SOLID PEACE WALKER, the first Sony PlayStation Portable, in the METAL GEAR series, WORLD SOCCER Winning Eleven 2011 (called Pro Evolution Soccer 2011 in Europe and North America) in the Winning Eleven (called Pro Evolution Soccer in Europe and North America) series and WORLD SOCCER Winning Eleven 2010 Aoki Samurai no Chosen on multiple platforms to coincide with the once-every-four-year festivities that excite soccer fans worldwide. Furthermore, we released Castlevania: Loads of Shadow worldwide which is the latest title in the Castlevania series reborn in association with Kojima Productions and in collaboration with Mercury Steam of Spain and achieved a steady performance. Overseas, we released a variety of titles such as Def Jam Rapstar and Karaoke Revolution Glee. As for games in our Social Content business, DRAGON COLLECTION, for which online distribution was launched on GREE in September 2010, saw membership top two million players. Moreover, we have further reinforced content roll-out for the social games market with membership surpassing one million players for SENGOKU COLLECTION after online distribution commenced on Mobage-town in December 2010. In the e-Amusement business, MAH-JONG FIGHT CLUB ultimate version, the latest title in the MAH-JONG FIGHT CLUB series, began operations. In addition, REFLEC BEAT, BASEBALL HEROES 2010 WINNER, AnimaLotta, and the video game LOVEPLUS ARCADE

COLORFUL CLIP as well as the medal-pusher game LOVEPLUS MEDAL Happy Daily Life which were the first amusement arcade video games for the series also began operations with stable sales. Additionally, the Card Games business continuously recorded a steady performance.

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

Cost of Revenues

Cost of revenue increased by ¥3,298 million, or 1.8%, to ¥189,032 million for fiscal 2011, compared to ¥185,734 million for fiscal 2010. This increase was primarily due to the rise in revenues of the Pachinko & Pachinko Slot Machines segment. The percentage of costs of products sold to product sales revenue increased from 60.2% to 65.5%, due mainly to the fact that we recorded higher sales volume of our video game software compared to the last year, for which costs were relatively higher because of rapid technological advances. The decline of sales of amusement machines also resulted in higher cost ratio since they were composed of lower cost parts and raw materials. The percentage of cost of revenues to net revenues on service and other revenue also decreased from 89.5% to 85.3%, due mainly to an increase in sales of content for social networks, which has a low cost of revenues ratio, in the Digital Entertainment segment.

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

Earthquake Related Impairment Charges and Expenses

We recognized ¥4,455 million of earthquake related impairment charges and expenses in fiscal 2011 due primarily to impairment losses and write-downs of damaged assets mainly related to facilities in the Kanto and Tohoku regions due to the earthquake disaster caused by the Great East Japan Earthquake of March 2011 mainly for our Health & Fitness segment.

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

Income Taxes

Income tax expenses increased by ¥2,801 million to ¥6,401 million for fiscal 2011 from ¥3,600 million for fiscal 2010. The effective tax rate increased from 21.0% for fiscal 2010 to 33.6% for fiscal 2011. The increase in the effective tax rate was primarily due to the reversal of deferred tax asset valuation allowance at our U.S. subsidiaries in light of the strong financial performance in our Gaming & Systems segment in fiscal 2010, while there was no such significant item in fiscal 2011.

Equity in Net Income of Affiliated Company

Equity in net income decreased by ¥15 million to ¥41 million for fiscal 2011 from ¥56 million for fiscal 2010. As there was no significant change in earnings of Resort Solution Co., Ltd, income attributable to equity method affiliates in fiscal 2011 was at the same level as that in fiscal 2010.

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

In fiscal 2011, we classified and separately recorded the Pachinko & Pachinko Slot Machines segment, which was previously included in Others. Accordingly, we have reclassified the results for fiscal 2010. The following tables present net revenues, including both customers and intersegment revenues, operating expenses and operating income (loss) for fiscal 2010, 2011 and 2012, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2010	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥85,480	¥19,996	¥14,429	—	¥262,144
Intersegment	411	285	—	—	¥(696)	—

Total	142,650	85,765	19,996	14,429	(696)	262,144
Operating expenses	121,167	87,687	15,323	11,577	7,726	243,480

Operating income (loss)	¥21,483	¥(1,922)	¥4,673	¥2,852	¥(8,422)	¥18,664

Year Ended March 31, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥85,661	¥21,868	¥17,985	—	¥257,988
Intersegment	650	250	—	2	¥(902)	—

Total	133,124	85,911	21,868	17,987	(902)	257,988
Operating expenses	116,099	88,456	15,420	11,788	5,434	237,197

Operating income (loss)	¥17,025	¥(2,545)	¥6,448	¥6,199	¥(6,336)	¥20,791

Year Ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥139,710	¥82,429	¥25,212	¥18,407	—	¥265,758
Intersegment	690	126	—	23	¥(839)	—

Total	140,400	82,555	25,212	18,430	(839)	265,758
Operating expenses	107,379	79,726	18,556	14,251	4,896	224,808

Operating income (loss)	¥33,021	¥2,829	¥6,656	¥4,179	¥(5,735)	¥40,950

Year Ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Net revenue:
Customers	$1,699,841	$1,002,908	$306,753	$223,957	—	$3,233,459
Intersegment	8,395	1,533	—	280	$(10,208)	—

Total	1,708,236	1,004,441	306,753	224,237	(10,208)	3,233,459
Operating expenses	1,306,472	970,021	225,770	173,391	59,569	2,735,223

Operating income (loss)	$401,764	$34,420	$80,983	$50,846	$(69,777)	$498,236

Comparison of Fiscal 2012 with Fiscal 2011

Digital Entertainment segment

Net revenues from external customers of our Digital Entertainment segment increased by ¥7,236 million, or 5.5%, from ¥132,474 million in fiscal 2011 to ¥139,710 million in fiscal 2012, accounting for 52.6% of the total net revenues. This increase was due mainly to the steady increase in the number of the registered users for our social games.

The number of the registered users for our social games such as DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine for social networking sites continued to increase steadily, which contributed to our net revenues. In addition, among our game software, core titles such as the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series performed strongly. Furthermore, sales of card games, including the Yu-Gi-Oh! Trading Card Game series, achieved strong results.

Operating expenses decreased by ¥8,720 million, or 7.5%, to ¥107,379 million in fiscal 2012 from ¥116,099 million in fiscal 2011. This decrease was due primarily to a decrease in cost of revenues, reflecting an increase in sales of content for social networks, which have a low cost of revenues ratio, and a decrease in sales of game software from approximately 50% of the total sales for our Digital Entertainment segment in fiscal 2011 to approximately 36% the total sales for our Digital Entertainment segment in 2012.

As a result, operating income increased by ¥15,996 million, or 94.0% to ¥33,021 million in fiscal 2012 from ¥17,025 million in fiscal 2011.

Health & Fitness segment

Net revenues from external customers of our Health & Fitness segment decreased by ¥3,232 million, or 3.8%, from ¥85,661 million in fiscal 2011 to ¥82,429 million in fiscal 2012. Although market conditions remained challenging, in the Health & Fitness segment, we developed and introduced health programs utilizing IT, which is one of our strengths, in health management, exercise and nutritional guidance and provided upgraded services to our customers, whose health consciousness is on the rise.

Operating expenses decreased by ¥8,730 million, or 9.9%, to ¥79,726 million in fiscal 2012 from ¥88,456 million in fiscal 2011. In fiscal 2011, we recognized ¥4,455 million of losses related to the Great East Japan Earthquake of March 2011. This decrease was due primarily to a decrease in cost of revenues for fiscal 2012, which reflects a decrease in facility operating costs achieved through increases in operating efficiency for our directly-operated facilities and a decrease in depreciation expenses due to the progression of depreciation of fixed assets.

As a result, we recognized an operating income of ¥2,829 million in fiscal 2012 compared to an operating loss of ¥2,545 million in fiscal 2011.

Gaming & Systems segment

Net revenues from external customers of our Gaming & Systems segment increased by ¥3,344 million, or 15.3%, from ¥21,868 million in fiscal 2011 to ¥25,212 million in fiscal 2012, which represents a historical high in net revenues and operating income for this segment. This increase was due primarily to the strong sales performance of Podium, the video slot machine, and the Advantage 5 series of five-reel mechanical slot machines, mainly in the U.S. market.

Operating expenses increased by ¥3,136 million, or 20.3%, to ¥18,556 million in fiscal 2012 from ¥15,420 million in fiscal 2011. This increase was primarily due to an increase in cost of revenues and sales commissions that accompanied the increase in net revenues.

As a result, operating income increased by ¥208 million, or 3.2%, to ¥6,656 million in fiscal 2012 from ¥6,448 million in fiscal 2011.

Pachinko & Pachinko Slot Machines segment

Net revenues from external customers of our Pachinko & Pachinko Slot Machines segment increased by ¥422 million, or 2.3%, from ¥17,985 million in fiscal 2011 to ¥18,407 million in fiscal 2012. This increase, which allowed us to achieve a historical high in sales for this segment, reflects MAGICAL HALLOWEEN 3 recording the highest ever sales volume for a Konami Group pachinko slot machine and the release of GAMBARE GOEMON 2 and Castlevania III, pachinko slot machines featuring our original content.

Operating expenses increased by ¥2,463 million, or 20.9%, to ¥14,251 million in fiscal 2012 from ¥11,788 million in fiscal 2011. We recognized a ¥2,543 million gain on bargain purchase in fiscal 2011 at the time of our acquisition of a 100% equity ownership of TAKASAGO as a consolidated subsidiary. In addition, accompanying an increase in pachinko slot machines sales, sales commissions paid to third-party distributors also increased.

As a result, operating income decreased by ¥2,020 million, or 32.6%, to ¥4,179 million in fiscal 2012 from ¥6,199 million in fiscal 2011.

Comparison of Fiscal 2011 with Fiscal 2010

Digital Entertainment segment

Net revenues from external customers of our Digital Entertainment segment decreased by ¥9,765 million, or 6.9%, to ¥132,474 million in fiscal 2011, accounting for 51.3% of the total net revenues from ¥142,239 million in fiscal 2010. The decrease in net revenue was mainly due to the absence of major hit titles in the e-Amusement business in fiscal 2011 compared to fiscal 2010.

Games for social networks such as DRAGON COLLECTION and SENGOKU COLLECTION made a steady performance. In our home video game software series, we released the latest title in the METAL GEAR series and developed the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series on multiple platforms and recorded steady sales. In addition, we released a new romantic communication game of LOVEPLUS which won popularity. Furthermore, the revenues from card games which include the Yu-Gi-Oh! Trading Card Game series steadily increased.

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

Health & Fitness segment

Net revenues from external customers of our Health & Fitness segment increased by ¥181 million, or 0.2%, to ¥85,661 million in fiscal 2011 from ¥85,480 million in fiscal 2010. In our Health & Fitness segment, we developed and introduced health programs utilizing IT, which is one of our strengths, in health management, exercise and nutritional guidance and provided upgraded services to our customers, whose health consciousness is on the rise. Due to the Great East Japan Earthquake of March 2011, several of our facilities in the Kanto and Tohoku regions have been damaged. However, we were able to resume our sports club operations and most clubs were able to return to normal operations within a few weeks and, therefore, we assessed that the effects of the earthquake were immaterial to our net revenues of Health & Fitness segment.

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

Gaming & Systems segment

Net revenues from external customers of our Gaming & Systems segment increased by ¥1,872 million, or 9.4%, to ¥21,868 million in fiscal 2011 from ¥19,996 million in fiscal 2010, reaching record-high net revenues and operating income. This increase was due primarily to a steady sales performance of the Advantage 5 series in the case of mechanical stepper machines and of Podium, the video slot machines mainly in the North American market.

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

Pachinko & Pachinko Slot Machines segment

Net revenues from external customers of our Pachinko & Pachinko Slot Machines segment increased by ¥3,556 million, or 24.6%, to ¥17,985 million in fiscal 2011 from ¥14,429 million in fiscal 2010. This increase was primarily due to the sales of pachinko slot machines based on our Group content, such as Castlevania II, and strong sales of LCDs units for pachinko machine manufacturers. The recognition of three months of sales from our acquisition of TAKASAGO did not have a significant impact on segment revenues.

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

When we determine that the carrying amount of intangible assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the carrying amount of the assets based on their fair value. If the fair value is less than the carrying amount of the assets, we recognize an impairment loss based on the difference between the carrying amount and the fair value of the assets.

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

In the fourth quarter of the fiscal year ended March 31, 2010, we determined that the fair value of indefinite lived intangible assets related to credit card contracts recognized in the Health & Fitness reporting unit was lower than their carrying value. Consequently, an aggregate non-cash impairment charge of ¥451 million was recorded in restructuring and impairment charges. This impairment charge was attributed to determination that the sufficient future cash flow in relation to the assets could not be estimated as a result of review of the business segment in part as we proceed with restructuring in the business segment. In the fourth quarter of the fiscal year ended March 31, 2011, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥1,900 million ($22,850 thousand) was recognized in earthquake related impairment charges and expenses. The impairment charge was attributed to determination that the assets would fail to achieve expected future growth resulting from our certain facilities damaged and the recovery of Japan’s economy would be more delayed in the long run by the Great East Japan Earthquake in March 2011.

As for the carrying value of goodwill, there was no impairment for any of our reporting units during the fiscal years ended March 31, 2011 and 2012. The fair values of the reporting units that had significant amounts of goodwill were significantly in excess of their respective carrying values.

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

No impairment charges for long-lived assets were necessary for the fiscal year ended March 31, 2012.

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

Revenue Recognition

We derive revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, amusement machines and related equipment, gaming machines and related casino management systems, pachinko slot machines and LCDs for pachinko machines; (ii) service revenue from game content, which includes content for social networks and e-AMUSEMENT Participation; and (iii) membership fee revenue from health and fitness club members.

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

For content for social networks KONAMI enters into agreements with certain social platform providers, pursuant to which KONAMI provides content for social networks through the platform to players. The agreements provide for distribution, provision and allocation of revenue with regard to the content for social networks. The amount of virtual goods purchased social by the players within the games is electronically recorded by KONAMI’s server as well as by the servers of the social platform providers. The social platform providers collect cash from players based on the data and pay proceeds to KONAMI, net of the contractual fees attributable to their social platform.

For KONAMI’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery Has Occurred or Service has been Rendered to the Player.

Packaged game software and other products are physically delivered to customers, with standard transfer terms. Also, KONAMI’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. These arrangements generally include an acceptance clause. KONAMI recognizes revenue from product sales upon delivery and acceptance, which is the timing the rights and risks are transferred to the customer. Generally, KONAMI does not permit exchanges nor accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances KONAMI may allow returns, for which management estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. KONAMI maintains detail listings of software titles in distribution channel, closely monitors their movements, and is able to reasonably estimate future credits to be issued for price protection. These estimates are deducted from gross sales.

Revenue from content for social networks is recognized when the service, related to the virtual goods within the game, have been rendered to the player. For purposes of determining when the service has been rendered to the player, we have determined that an implied obligation to the paying player exists for us to continue providing the purchased virtual goods within the social game over the period the player is expected to access the game or when the virtual goods are consumed. KONAMI categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s screen and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual goods, KONAMI recognizes revenue when the goods are consumed. Durable virtual goods represent virtual goods that are accessible to the player over an extended period of time. KONAMI recognizes revenue from the sale of durable virtual goods on a straight-line basis over the estimated average playing period. The average playing period of paying players for the applicable game is estimated to be from five months to eight months based on the analysis of historical online usage data. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

Revenue from health and fitness club membership is derived primarily from monthly membership fees received from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires KONAMI to defer the applicable membership fee revenue for one month.

The Price is Fixed or Determinable.

The price customers pay for KONAMI’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement.

As for content for social networks, prices of virtual goods offered to the players and the fees attributable to social platform providers are fixed by the agreements.

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

For those sources that involve multiple deliverables except for multiple software deliverables, KONAMI applies the recognition criteria. Specifically, deliverables are divided into separate units of accounting if:

(1)	each item has value to the customer on a stand-alone basis, and

(2)	delivery of any undelivered item is considered probable and substantially in KONAMI’s control.

Separate units of accounting are recognized in earnings as they are delivered or ratably over the service period, as applicable.

We recognize revenues from package software with online functionality for certain platforms in Digital Entertainment Segment which is hosted on its internal servers as multiple software deliverables. As VSOE of fair value for the online services could not be established, revenue from the package products has not been allocated among the package game products and online service for those titles, and the entire revenue from the sale of the package products has been recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months based on historical online usage data.

Further, we describe revenue and cost for package game products and online services and online services that VSOE of the fair value can and/or cannot be established as “products sales revenue” and “costs of products sold” collectively.

We sell amusement machines in Digital Entertainment Segment, and provide disposal service for the amusement machines, “e-AMUSEMENT” service connecting multiple amusement arcades online, and “e-AMUSEMENT Participation” service sharing playing fees of users with customers (amusement arcade operators), as multiple deliverable arrangements. We do not grant the right to return amusement machines to the customers. The customers are granted the right to receive disposal services of the amusement machines at the point of sale, which is exercisable within 5 to 7 years as a fixed fee arrangement to require us to handle disposal of the machines at the end of their useful lives. The e-AMUSEMENT and e-AMUSEMENT Participation services are a separate contract from the sale of the machines. However, those service contracts are generally entered into concurrently with the sale of the machines. We have evaluated and concluded that each of these components contained in such arrangements is a separate unit of accounting since it has standalone value, and recognizes revenue when the customers have accepted the machine or the services have been rendered. We elected to early adopt Accounting Standards Update (“ASU”) 2009-13 and ASU2009-14, which did not have a material impact on revenue recognition of these items. Under a selling price hierarchy modified by those standards, consideration is allocated to each component based on the relative selling price for the deliverables. The selling price for a deliverable is based on VSOE or third party evidence, which is the price of the vendor’s or any competitor’s largely interchangeable services in standalone sales to similarly situated customers.

Revenues from casino management systems that are a part of Gaming & Systems Segment are also recognized as multiple deliverable arrangements. Revenues for individual deliverables are generally recognized when the recognition criteria for that element has been met. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of purchase price established by renewal rates. We early adopted ASU2009-13 and ASU2009-14, which did not have a material impact on revenue recognition of these items.

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

Establishing a valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. At March 31, 2011 and 2012, the aggregate valuation allowances provided against deferred tax assets were ¥12,275 million and ¥10,330 million, respectively. The net change in total valuation allowance for the fiscal years ended March 31, 2010, 2011 and 2012 were a decrease of ¥4,448million, an increase of ¥10,996 million, and a decrease of ¥1,945 million, respectively. The decrease of ¥4,448 million for the fiscal year ended March 31, 2010 primarily resulted from the reversal of the valuation allowance against deferred tax assets at our U.S. subsidiaries as they recorded strong financial results and made stable income in our Gaming & Systems segment. The increase of ¥10,996 million for the fiscal year ended March 31, 2011 primarily resulted from the adjustments made to valuation allowance to deferred tax assets in light of the consolidated tax system to be implemented from the fiscal year ending March 31, 2012, which was approved by the tax authority in the fiscal year ended March 31, 2011, and resulted from the acquisition of TAKASAGO, where valuation allowance for its existing net operating loss carryforwards was provided at the acquisition date. There were no significant changes in assessment of valuation allowance at the beginning of the fiscal year during the fiscal year ended March 31, 2012.

Capital Expenditures

Our capital expenditures for fiscal 2010 amounted to ¥7,962 million on an accrual basis, which primarily consisted of additions to Konami Sports Club’s facility equipment, tools for products development relating to the Gaming & Systems segment. Our capital expenditures for fiscal 2011 amounted to ¥8,265 million on an accrual basis, which primarily consisted of additions to Konami Sports Clubs’ facility equipment and tools for products development relating to the Gaming & Systems segment. Our capital expenditures for fiscal 2012 amounted to ¥10,690 million on an accrual basis, which primarily consisted of additions to Konami Sports Clubs’ facility equipment, tools for product development relating to the Gaming & Systems segment and expenditures related to our plant facilities.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis for fiscal 2010, 2011 and 2012:

	Fiscal year ended March 31,
	2010	2011	2012	2012
	(millions of yen and thousands of dollars)
Capital expenditure in the consolidated statement of cash flows	¥6,318	¥10,554	¥9,260	$112,666
Effects of timing difference of payments and other	1,644	(2,289)	1,430	17,398

Capital expenditure (accrual basis)	¥7,962	¥8,265	¥10,690	$130,064

B.    Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for fitness club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes. Our principal needs for cash during fiscal 2012 included cash used for ordinary operations of our business. From time to time, we consider potential opportunities to expand our current business or enter new areas of business.

Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that as of the end of fiscal 2012, cash and deposit balance, expected cash from operations, execution of commitment line contracts with main banks and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. In addition, taking into account the above circumstances, we believe that the amount we generated and expect to generate from our operating activities through the end of fiscal 2012, will be sufficient to meet our operating requirements for the next twelve months through the end of fiscal 2013. In our opinion, the working capital is sufficient for KONAMI’s present requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction.

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2010, 2011 and 2012:

	Fiscal year ended March 31,
	2010	2011	2012	2012
	(millions of yen and thousands of dollars)
Net cash provided by operating activities	¥14,297	¥26,605	¥37,915	$461,309
Net cash used in investing activities	(6,449)	(10,773)	(7,646)	(93,028)
Net cash used in financing activities	(10,744)	(6,182)	(13,254)	(161,260)

Effect of exchange rate changes on cash and cash equivalents	68	(849)	(105)	(1,278)

Net increase (decrease) in cash and cash equivalents	(2,828)	8,801	16,910	205,743
Cash and cash equivalents at beginning of year	53,568	50,740	59,541	724,431

Cash and cash equivalents at end of year	¥50,740	¥59,541	¥76,451	$930,174

Comparison of Fiscal 2012 with Fiscal 2011

Net cash provided by operating activities increased by ¥11,310 million, or 42.5%, to ¥37,915 million in fiscal 2012 from ¥26,605 million in fiscal 2011. This increase was due mainly to an increase in cash collected from customers due to increased sales, mainly in our digital entertainment business, and a reduction in cash paid to suppliers due to a reduction in operating expenses and inventory purchases, which was partially offset by the increase in income taxes paid of ¥2,671 million compared to fiscal 2011 due to the increase in our taxable income.

Net cash used in investing activities decreased by ¥3,127 million, or 29.0% to ¥7,646 million in fiscal 2012 from ¥10,773 million in fiscal 2011. This decrease mainly resulted from a decrease in capital expenditures for investments and time deposit.

Net cash used in financing activities increased by ¥7,072 million, or 114.4%, to ¥13,254 million for fiscal 2012 from ¥6,182 million in fiscal 2011. These financing activities primarily resulted from the repayment of short-term borrowings and redemption of corporate bonds.

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

Net cash used in financing activities decreased by ¥4,562 million yen, or 42.5%, to ¥6,182 million for fiscal 2011 from ¥10,744 million in fiscal 2010. These financing activities primarily resulted from the proceeds from sale-leaseback transactions and a decrease in dividend payments.

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. As of March 31, 2012, short-term debt was ¥2,300 million of unsecured bank loans. As of March 31, 2012, long-term debt consisted of outstanding ¥10,000 million of ¥15,000 million of unsecured bonds described in the following paragraphs. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2012, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our loans ranged from 0.53% to 1.73% during fiscal 2012.

During fiscal 2008, we issued series 6, 7 and 8 unsecured domestic bonds, due in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Each of the bonds was issued for ¥5,000 million for an aggregate total principal amount of ¥15,000 million. The interest rates of these bonds issued by us range from 1.51% to 1.73%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. We are also from time to time required to provide irrevocable letters of credit in connection with other transactions. As of March 31, 2012, we had outstanding letter of credit of $18,000.

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

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing video game software, amusement arcade games, card games, gaming machines, and pachinko slot machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥2,964 million, ¥2,163 million and ¥2,444 million on research and development for fiscal 2010, 2011 and 2012, respectively.

D.    Trend Information.

While our results of operations for fiscal 2013 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2013 will increase slightly from the previous year. We also expect a slight increase in operating income in fiscal 2013 due to stable revenues generated by regular titles in each segment. Due to the European sovereign-debt crisis, we may experience certain negative effects but we expect the adverse impact, if any, that would be incurred in fiscal 2013 to be immaterial. We base our expectations on the following assumptions:

•

Digital Entertainment segment:    Despite the intensely competitive environment, we expect an increase in sales in our Social Content business resulting from our development of overseas platforms and targeting multifunction devices such as smartphones. In the Consumer Games business, we expect an increase in sales due to the new series of METAL GEAR and continuously stable sports-related titles. We expect our sales volume and net revenues to decrease slightly as a whole, as a result of the streamlining of the number of titles under our “Selection and Concentration Policy”. In our e-Amusement business, while we expect sales of products supporting our e-AMUSEMENT service to increase, we expect overall sales to decrease to some degree due to the decrease in unit sales in connection with the overall reduction in the number of amusement facilities. We expect our net revenues of our Card Games business to remain almost at the same level as fiscal 2011, reflecting solid sales of the Yu-Gi-Oh! Trading Card Game.

•

Health & Fitness segment:    In the Health & Fitness segment, we expect an improvement in our profitability due to structural reforms implemented in previous years. Although severe conditions are expected to continue for a while, we expect an increase in the number of members and opportunities for development and sales of health related machines, triggered by the arrival of aging society and measures against the adult diseases. We recognize the increase of fee-based programs such as measures against metabolic and diet programs, expansion of services out of fitness clubs by digitizing exercise instruction, nutrition instruction and heath management which is our strength and the potential expansion of demands for operation of exercise facilities and provision of exercise instruction from local authorities and the private sector.

•

Gaming & Systems segment:    We expect an increase in net revenues by our Gaming & Systems segment reflecting anticipated gains in sales of gaming machines and casino management systems in the North American market.

•

Pachinko & Pachinko Slot Machines segment:    We expect improvement in our market operations and strengthening of our brand through product development efforts including expansion of product line ups and improvement of our internal evaluation systems. We also expect to increase our market share through our sales efforts by implementing a sales strategy that makes full use of our sales network together with the commencement of full business operations by KPE Takasago Sales Co., Ltd.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2012:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt, including contractual interest	¥10,000	¥5,000	¥5,000	—	—
Capital Lease Obligations	35,393	3,622	6,246	¥5,563	¥19,962
Operating Leases	94,389	9,620	19,199	18,738	46,832
Purchase Obligations	1,326	1,326	—	—	—
Derivative	493	493	—	—	—
Pension Contributions	805	805	—	—	—
Asset Retirement Obligations	3,489	380	—	—	3,109

Total	¥145,895	¥21,246	¥30,445	¥24,301	¥69,903

Licenses.    We have several on-going contractual commitments involving minimum future royalties’ payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2012 is ¥307 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our directors including the corporate officers and corporate auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of KONAMI CORPORATION shares owned as of March 31, 2012 (1)	Percentage of holding of KONAMI CORPORATION shares outstanding as of March 31, 2012
Directors:
Kagemasa Kozuki	Representative Director, Chairman	November 12, 1940	June 2013	March 1974	38,686,503 (0)	27.91%
Takuya Kozuki	Representative Director, President	May 19, 1971	June 2013	June 2009	16,027 (0)	*
Kimihiko Higashio	Director	September 24, 1959	June 2013	June 2005	25,606 (0)	*
Noriaki Yamaguchi	Director and Senior Corporate Adviser	January 26, 1944	June 2013	June 1994	63,828 (0)	*
Tomokazu Godai	Outside Director	October 6, 1939	June 2013	May 1992	11,744 (0)	*
Hiroyuki Mizuno	Outside Director	April 20, 1929	June 2013	June 2001	10,640 (0)	*
Akira Gemma	Outside Director	August 1, 1934	June 2013	June 2004	8,000 (0)	*
Corporate Auditors:
Noboru Onuma	Standing Corporate Auditor	January 1, 1948	June 2013	June 1999	2,628 (0)	*
Nobuaki Usui	Corporate Auditor	January 1, 1941	June 2015	June 2011	118 (0)	*
Setsuo Tanaka	Corporate Auditor	April 29, 1943	June 2015	June 2011	118 (0)	*
Hisamitsu Arai	Corporate Auditor	January 10, 1944	June 2015	June 2011	197 (0)	*
Corporate Officers:
Fumiaki Tanaka	Chief Operating Officer	March 10, 1961	—	June 2000	81,234 (0)	*
Satoshi Sakamoto	Corporate Officer	August 22, 1948	—	April 2007	0 (0)	*
Mineaki Yoshiba	Corporate Officer	May 16, 1964	—	May 2008	2,650 (0)	*
Yasuyuki Yamaji	Corporate Officer	April 13, 1972	—	January 2011	642 (0)	*
Kazuyuki Kisohara	Corporate Officer	June 17, 1971	—	April 2011	325 (0)	*
Junichi Motobayashi	Corporate Officer	June 17, 1969	—	May 2012	3,440 (0)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Kozuki Foundation for Sports, Athletes and Higher Education (15,800,000 shares), Kozuki Holding (15,700,000 shares), Kozuki Capital Corporation (7,048,596 shares) and the Director Stock Purchase Association (67,051 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

•

All of our directors are Japanese nationals and, except for Tomokazu Godai, Hiroyuki Mizuno and Akira Gemma, are engaged in our business on a full-time basis. The business address of our directors is 7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan.

•	Asterisks indicate ownership of less than one percent.

Kagemasa Kozuki became our Representative Director and President in 1974 and Representative Director and Chairman in 1987. He also served as President since 1994, and became Representative Director, Chairman in 2012. He established KONAMI CORPORATION in 1973.

Takuya Kozuki became our Director in 2009, Representative Director in 2011 and President in 2012. He joined Konami Computer Entertainment America, Inc. as Director and Vice President in 1997. He has also served as Director, Chairman of Konami Corporation of America since 2012. He is a son of our Representative Director, Chairman, Kagemasa Kozuki.

Kimihiko Higashio became our Director in 2005 and has also served Representative Director, Chairman of Konami Sports & Life Co., Ltd since 2012. He joined KONAMI CORPORATION in 1997.

Noriaki Yamaguchi became our Managing Director in 1994, Representative Director in 2001 and Director and Senior Corporate Advisor in 2011. He joined KONAMI CORPORATION in 1994.

Tomokazu Godai has served as our Director since 1992. He also became Representative Director and President of Maya Tec Co., Ltd. in 1975 and has served as Representative Director and Chairman of the Board of Maya Tec Co., Ltd since 2006.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Director of Hiroshima Prefectural Institute of Industrial Science and Technology since 1998.

Akira Gemma has served as our Director since 2004. He has also served as Adviser of Shiseido Co., Ltd. since 2003.

Noboru Onuma has served as our Standing Corporate Auditor since 1999. He also served as Director of Mitsui Bank (Currently Sumitomo Mitsui Banking Corporation) in 1999.

Nobuaki Usui has served as our Corporate Auditor since 2011. He has served as External Director of ORIX Corporation since 2012.

Setsuo Tanaka has served as our Corporate Auditor since 2011. He has served as President of Japan Automobile Federation from 2006 to 2012. He has also served as External Auditor of Nippon Sheet Glass Co. Ltd. since 2007.

Hisamitsu Arai has served as our Corporate Auditor since 2011. He has served as Representative Director and President of Tokyo Small and Medium Business Investment & Consultation Co., Ltd. since 2007.

Fumiaki Tanaka was in charge of the Amusement business until 2005 and served as Executive Corporate Officer since 2000 till 2006. He has served as Chief Operating Officer since 2011. He also served as Director from 1996 to 2001. He has served as Representative Director, President of Konami Digital Entertainment Co., Ltd. since 2006 and also Representative Director, President, Corporate Officer of Konami Sports & Life Co., Ltd. since 2009. He joined KONAMI CORPORATION in 1981.

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

Mineaki Yoshiba has served as Corporate Officer since 2008. He joined KONAMI CORPORATION in 2000.

Yasuyuki Yamaji has served as Corporate Officer since 2011. He joined KONAMI CORPORATION in 2001.

Kazuyuki Kisohara has served as Corporate Officer since 2011. He joined KONAMI CORPORATION in 2001.

Junichi Motobayashi has served as Corporate Officer since 2012. He joined KONAMI CORPORATION in 1997.

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

Our Articles of Incorporation provide for the appointment of not more than five corporate auditors, at least half of whom must not have been a director, corporate officer (shikko-yakuin), manager or employee of the Company or any of our subsidiaries prior to the date on which such person assumes the office of corporate auditor. Corporate auditors are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The term of office of a corporate auditor provided for under the Corporate Law and our Articles of Incorporation is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation, etc. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Corporate Law of Japan, the corporate auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his or her opinion in the audit report if different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by corporate auditors of our affairs and financial position and other matters concerning the performance of the corporate auditors’ duties.

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

B.    Compensation.

(1) Amount of Compensation to Our Directors and Corporate Auditors in Fiscal 2012

Category	Basic compensation (Millions of Yen)	Number of Directors or Corporate Officers
Directors (Excluding Outside Directors)	413	4
Outside Directors	78	10

(1)	Outside directors include all corporate auditors.
(2)	Outside directors include corporate auditors who resigned during the year ended March 31, 2012.
(3)	There is not any payment of compensation other than basic compensation to directors or corporate auditors (such as bonuses, stock options and others).

(2) Directors and Corporate Auditors whose Total Compensation Amount was over ¥100 million in Fiscal 2012

Name	Category	Company	Basic compensation (Millions of Yen)
Kagemasa Kozuki	Directors (Excluding Outside Directors)	KONAMI CORPORATION	296

(1)	Mr. Kozuki did not receive any payment of compensation other than basic compensation.

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

D.    Employees.

We employed 5,362 persons on a full-time basis and 6,744 persons on a part-time basis as of March 31, 2012. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 766 employees belonged as of March 31, 2012. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2010	2011	2012
Digital Entertainment	3,297	3,085	2,814
Health & Fitness	1,547	1,569	1,353
Gaming & Systems	396	415	465
Pachinko & Pachinko Slot Machines	242	463	454
General Administrative (1)	226	226	276

Total	5,708	5,758	5,362

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2010	2011	2012
Japan	4,863	4,949	4,580
North America	429	431	461
Asia (other than Japan)	179	156	93
Europe	124	110	115
Australia	113	112	113

Total	5,708	5,758	5,362

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

(2) Stock option plan for directors and employees

We do not currently have in place any stock option plans for our directors, officers or employees. While we have issued stock options to certain of our and our subsidiaries’ directors and employees in the past, there are currently no outstanding stock options held by our or our subsidiaries’ directors, officer or employees.

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. As of March 31, 2012 the Employee Stock Purchase Association held a total of 1,777,043 shares of our common stock and the Director Stock Purchase Association held a total of 133,827 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.     Major Shareholders.

As of March 31, 2012, 138,620,152 shares of our common stock were outstanding.

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

To our knowledge, as of March 31, 2012 or a later date as indicated, the following persons beneficially owned more than 5% of our outstanding common stock. The information in this table is based upon our register of shareholders and reports filed with the Regional Financial Bureau:

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2012
Kagemasa Kozuki (1)	38,686,503	27.91%
Kozuki Foundation For Sports and Education (2)	15,800,000	11.40
Kozuki Holding (2)	15,700,000	11.33
The Master Trust Bank of Japan	11,380,100	8.21
Japan Trustee Services Bank, Ltd.	8,542,500	6.16
Kozuki Capital Corporation (2)	7,048,596	5.08

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Kozuki Foundation for Sports and Education (15,800,000 shares), Kozuki Holding (15,700,000 shares), Kozuki Capital Corporation (7,048,596 shares), and the Director Stock Purchase Association (67,051 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2012 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Outstanding Shares
Japanese financial institutions	55	36,866,800	26.60%
Japanese securities companies	69	10,456,500	7.54
Other Japanese corporations	459	24,019,400	17.33
Foreign corporations and individuals	377	47,401,900	34.19
Japanese individuals and others	53,205	19,875,200	14.34

Total	54,165	138,620,100	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2012, there were 138,620,152 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2012, 443,015 shares of our common stock were held in the form of ADRs and there were 24 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2012, there were 54,165 holders of common stock of record worldwide, including 126 shareholders of record with addresses in the United States who held 14,424,050 shares, representing approximately 10.40% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of our control.

B.    Related Party Transactions.

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from ROKUROKUSOU LLC where Takuya Kozuki, Representative Director, President of KONAMI CORPORATION, is the representative, at ¥1,336 million ($16,067 thousand). The acquisition price was determined based on the third party appraisal.

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

B.    Significant Changes.

We are not aware of any significant change in our financial position since March 31, 2012, the date of our last audited financial statements.

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

Fiscal Year ended March 31,	Price per Share of KONAMI CORPORATION Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of KONAMI CORPORATION Common Stock	Closing TOPIX		Closing Nikkei Stock Average
Fiscal Period	High	Low		High	Low	High	Low
2008	4,120	2,580	1,042,096	1,796.89	1,139.62	18,297.00	11,691.00
2009	4,410	1,275	1,458,497	1,449.14	698.46	14,601.27	6,994.90
2010	2,080	1,416	912,983	987.27	778.21	11,147.62	8,084.62
2011	1,976	1,289	1,050,423	1,001.77	725.90	11,408.17	8,227.63
2012	2,906	1,460	1,743,622	879.48	703.88	10,255.15	8,135.79
2011:
First quarter	1,976	1,380	1,141,387	1,001.77	835.91	11,408.17	9,347.07
Second quarter	1,524	1,289	765,735	874.25	800.69	9,807.36	8,796.45
Third quarter	1,827	1,372	979,884	909.67	799.64	10,394.22	9,123.62
Fourth quarter	1,875	1,293	1,328,580	976.28	725.90	10,891.60	8,227.63
2012:
First quarter	1,947	1,460	1,252,885	874.35	801.78	10,017.47	9,318.62
Second quarter	2,906	1,900	2,108,768	879.48	727.33	10,207.91	8,359.70
Third quarter	2,740	2,050	1,542,284	779.08	703.88	9,152.39	8,135.79
Fourth quarter	2,398	1,856	2,058,579	872.42	722.85	10,255.15	8,349.33

Calendar Period
2012:
January	2,352	1,856	1,876,974	769.36	722.85	8,911.62	8,349.33
February	2,289	1,901	2,411,805	847.83	754.84	9,866.41	8,780.10
March	2,398	2,174	1,869,662	872.42	815.85	10,255.15	9,509.10
April	2,423	2,180	1,308,240	863.23	800.55	10,190.35	9,388.14
May	2,320	1,637	1,892,600	801.97	711.38	9,472.25	8,455.13
June	1,843	1,535	1,609,276	773.21	692.18	9,044.04	8,238.96

On July 6, 2012, the reported closing price of our shares on the Tokyo Stock Exchange was ¥1,756 per share, the closing Nikkei Stock Average was ¥9,020.75 and the closing TOPIX was ¥771.83.

On July 6, 2012, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $21.84 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
Fiscal Period	High ($)	Low ($)
2008	39.93	20.22	5,612
2009	42.79	12.77	11,898
2010	21.98	14.80	3,593
2011	22.47	15.14	7,802
2012	37.22	17.35	8,853
2011:
First quarter	21.16	15.50	4,929
Second quarter	18.00	15.14	3,673
Third quarter	21.59	17.05	13,145
Fourth quarter	22.47	16.74	9,466
2012:
First quarter	24.18	17.35	7,652
Second quarter	37.22	23.66	15,647
Third quarter	35.88	26.13	4,824
Fourth quarter	30.56	24.25	7,153

Calendar Period:
2012:
January	30.56	24.25	3,615
February	28.41	24.95	7,910
March	28.67	26.30	9,682
April	29.74	27.26	7,520
May	28.78	20.86	6,482
June	23.15	19.76	3,257

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the fiscal year ended March 31, 2012, we had no diluted securities.

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

There is no provision under our Articles of Incorporation or under the Corporate Law which requires a director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his or her assumption of office. Directors can be re-elected. All of our existing directors have been elected by the resolution of the shareholders’ meeting held on June 28, 2012 and each has entered into contract with us on the same date.

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

General

Our authorized share capital consists of 450,000,000 shares. All issued shares are fully-paid and non-assessable. As of March 31, 2012, 138,620,152 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, and in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders. However, by amendment of the Law Concerning Central Clearing of Bonds, Share Certificates and Other Securities in Japan (effective January 5, 2009), the share certificate system has been replaced by a book-entry transfer system administered by the Japan Securities Depositary Center, Inc ( “JASDEC”). Under the new system, Japanese listed companies cannot issue share certificates and those certificates previously issued are void. The shareholder’s ownership right that was represented by the share certificate is now recorded as an entry in an account that the shareholder is required to open with an Account Management Institution, i.e. a financial institution such as a bank, trust bank or a securities firm. A transfer of shares is effected by recording the transfer from the transferor’s account to the transferee’s account. We amend our register of shareholders (to, for example, reflect a transfer of shares) upon receipt of a General Shareholders Notification from JASDEC.

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

Shareholders’ Rights to Bring Actions Against Directors

The provisions of Articles 847 of the Corporate Law constitute the Japanese shareholder derivative action mechanism. The provisions allow any shareholder who has continuously held a share for the previous six months to demand of the corporation that it file a suit to protect the company and enforce the liability of directors. Specifically, it provides that derivative actions may be brought to “enforce the liability of directors” in situations including, but not limited to, that where directors engage in self-interested transactions, or violate any laws and regulations or the articles of incorporation. If the company has not instituted an action for the company within sixty days, the plaintiff-shareholder may initiate a lawsuit as a derivative action. Article 847 Clause 5 of the Corporate Law provides an exception to the sixty day waiting period, however, for cases in which waiting sixty days might cause the company “irreparable damage.” In such cases, the shareholder may institute the action immediately. After having brought the action, the shareholder who has done so must make notification of litigation (notice under litigation proceedings) to the company “without delay.” If a company might suffer irreparable damage from an act of a director, a shareholder who has owned a share continuously for the previous six months may seek an injunction suspending the performance of the act by the director pursuant to Article 360 of the Corporate Law.

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

On July 6, 2012, the closing price of our shares on the Tokyo Stock Exchange was ¥1,756 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥1,500 and ¥2,000 per share, as well as the daily price limit if our per share price were to rise to between ¥2,000 and ¥3,000 or ¥3,000 and ¥5,000, or fall to between ¥1,000 and ¥1,500. Other daily price limits would apply if our per share price moved to other ranges.

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

E.    Taxation.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

Passive Foreign Investment Company Rules

We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is subject to change because it is a factual determination that is made annually based on our asset values, including the value of our intangibles, and our gross income, each of which is itself subject to change.

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

If you own shares or ADSs during any year that we are a PFIC, you may be required to file Internal Revenue Service Form 8621.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20% (on or after January 1, 2013, 20.42%). Except for any individual shareholder who holds 3% or more of the total outstanding shares, the aforementioned withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 7% for dividends due and payable on or before December 31, 2012, and (ii) 7.147% for dividends due and payable on or after January 1, 2013 to December 31, 2013, and (iii) 15.315% for dividends due and payable on or after January 1, 2014. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

The Treaty established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident, with the proviso that this does not apply if the beneficial owner of dividends is a United States resident that carries on business through a permanent establishment in Japan and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment. Under the Treaty, the maximum withholding rates for U.S. shareholders and U.S. holders of ADSs are limited to (a) 5% of the gross amount of the dividends if the recipient is a corporation which holds more than 10% of the voting shares of the paying corporation, or (b) 10% of the gross amount of the dividends otherwise.

•	Notwithstanding the above, no withholding tax shall be imposed if the recipient is, for example:

•

a corporation which has continued to hold more than 50% of the voting shares of the paying corporation for a period of 12 months ending on the date on which entitlement to the dividends is determined, provided that either (i) its shares are listed or registered on a certified stock exchange and traded thereon; or (ii) the competent authority determines that its purpose or business is not focused on achieving the benefit of the Treaty, and which has continued to hold more than 50% of the voting shares of the paying corporation for a period of 12 months ending on the last day of the financial year of such paying corporation; or

•	a pension fund that is a resident of U.S., provided that such dividends are not delivered from the carrying on of a business by such pension fund.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2012, our U.S. dollar and Euro denominated sales comprised 13.53% and 5.48% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had significant U.S. dollar and Euro dominated monetary assets. As of March 31, 2012 we had net U.S. dollar dominated monetary assets of approximately $251 million and Euro denominated monetary assets of approximately €40 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign exchange forward contracts at March 31, 2011

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	—	—	—	—
Selling EURO	171	176	(5)	114.245

Total	¥171	¥176	¥(5)

Foreign exchange forward contracts at March 31, 2012

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	165	164	1	82.55
Selling EURO	328	329	(1)	109.36

Total	¥493	¥493	¥0

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2011 and 2012 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2011

	Expected maturity dates
Type of debt and average interest rates	2012	2013	2014	2015	2016	Thereafter	Total 3/31/11	Fair Value 3/31/11
	(in millions of yen)
Unsecured bonds (1.62%)	¥5,000	¥5,000	¥5,000	—	—	—	¥15,000	¥14,898

Total	¥5,000	¥5,000	¥5,000	—	—	—	¥15,000	¥14,898

Interest rate risk at March 31, 2012

	Expected maturity dates
Type of debt and average interest rates	2013	2014	2015	2016	2017	Thereafter	Total 3/31/12	Fair Value 3/31/12
	(in millions of yen)
Unsecured bonds (1.62%)	¥5,000	¥5,000	—	—	—	—	¥10,000	¥10,035

Total	¥5,000	¥5,000	—	—	—	—	¥10,000	¥10,035

Investment price risk

The fair value of certain of our investments, primarily in marketable equity securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2012 would be ¥51 million. We had no open equity derivative positions from April 1, 2011 to March 31, 2012.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2011 and 2012, respectively:

	Millions of Yen
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥229	¥2	¥(90)	¥140
Other securities	—	—	—	—

Total	¥229	¥2	¥(90)	¥140

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012				March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥511	¥11	¥(93)	¥429	$6,217	$134	$(1,131)	$5,220
Other securities	—	—	—	—	—	—	—	—

Total	¥511	¥11	¥(93)	¥429	$6,217	$134	$(1,131)	$5,220

Credit Risk

As of March 31, 2012 we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2012 we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities

Item 12D.	3. Fees payable by ADR Holders

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (USD)

Deposit or substitution the underlying shares (including execution and delivery of Receipts)	USD5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Receipt or distribution dividends	USD0.02 or less per ADS

Sale or exercise of rights	USD5.00 for each 100 ADSs (or portion thereof)

Withdrawal of underlying security (including the surrender of Receipts)	USD5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Transfer, split or grouping of receipts	USD1.50 per ADS

General depositary services, including any annually charged fee	USD0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

Taxes and other governmental charges	As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable

Item 12D. 4. Fees paid to KONAMI CORPORATION by the Depositary

JPMorgan Chase Bank N.A., as Depositary, has agreed to reimburse KONAMI CORPORATION for expenses incurred in relation to the maintenance of KONAMI CORPORATION’s ADR program, up to a total of US$110,000 for the annual expenses associated with Investor Relations and NYSE annual fees, including investor relations expenses and stock exchange application and listing fees. Furthermore, from April 1, 2011 to March 31, 2012, the Depositary has waived a total of $40,000 in fees associated with the administration of the ADR program and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2012, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, these officers concluded that, as of March 31, 2012, the disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The management assessed the effectiveness of internal control over financial reporting as of March 31, 2012. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2012, our internal control over financial reporting was effective.

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

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA LLC to perform an annual audit of our financial statements in the years ended March 31, 2011 and 2012. The following table presents information concerning fees paid to KPMG AZSA LLC and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2011	2012
Audit fees (1)	¥480	¥442
Tax fees (2)	192	152
All other fees (3)	—	—

Total	¥672	¥594

(1)	Fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	Fees for professional tax services performed including tax compliance, tax advice and tax planning.
(3)	Fees for all other services except those separately defined above.

Pre-Approval of Services Provided by KPMG

Our corporate auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for KONAMI CORPORATION or its subsidiaries without the prior approval of our corporate auditors.

All of the services provided by KPMG in the fiscal year ended March 31, 2012 were approved by our corporate auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2011	791	1,522.40	—	—
May 1 to May 31, 2011	774	1,604.45	—	—
June 1 to June 30, 2011	1,789	1,802.92	—	—
July 1 to July 31, 2011	2,087	2,005.32	—	—
August 1 to August 31, 2011	3,199	2,449.49	—	—
September 1 to September 30, 2011	1,541	2,764.94	—	—
October 1 to October 31, 2011	376	2,636.76	—	—
November 1 to November 30, 2011	229	2,460.19	—	—
December 1 to December 31, 2011	325	2,258.89	—	—
January 1, to January 31, 2012	333	2,084.98	—	—
February 1, to February 28, 2012	1,029	1,986.56	—	—
March 1 to March 31, 2012	666	2,254.13	—	—

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

Under Japan’s Corporate Law and relevant regulations (collectively, the “Corporate Law”), large listed companies may elect to structure their corporate governance system to be either that of a company with a Board of Statutory Auditors and an independent auditing firm (kaikei-kansanin), or that of a company with specified committees. The Company is currently a company with a Board of Statutory Auditors and an independent auditing firm (i.e. the “system of” Board of Statutory Auditors” of corporate governance). For large listed companies under the system of “Board of Statutory Auditors”, including the Company, the Corporate Law has no independence requirement with respect to directors. The task of overseeing management is assigned to the corporate auditors, who are separate from the Company’s management.

Companies under the system of “Board of Statutory Auditors”, including the Company, are required to have at least three corporate auditors and the majority have to be “outside” corporate auditors who must meet independence requirements under the Corporate Law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting consultant (kaikei sanyo), executive officer (shikkoyaku), manager or any other employee of the company or any of its subsidiaries in previous years prior to the appointment.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors.	Total amounts of compensation including remuneration, bonuses and other financial benefits, for the Company’s directors and corporate auditors are proposed to, and voted on at, a meeting of shareholders. Once the proposals for such total amounts of compensation are approved at the meeting of shareholders, each of the board of directors and Board of Statutory Auditors allocate the respective total amounts among their respective members.

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to the Corporate Law, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the plan by a “special resolution” of a general meeting of shareholders, where the quorum is at least one-third of the total number of voting rights which are entitled to vote at such a general meeting of shareholders and the approval of at least two-thirds of the voting rights represented at the meeting is required.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)****

1.2	— Share Handling Regulations of the registrant (English translation)

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics**

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007.
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005.
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.
****	Incorporated by reference to the Annual Report on Form 20-F filed on August 3, 2009.

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 25, 2012 expressed an unqualified opinion on the effectiveness of KONAMI CORPORATION’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2012 have been translated into United States dollars solely for convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KONAMI CORPORATION’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, KONAMI CORPORATION maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated July 25, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 25, 2012

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2011 and 2012

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥59,541	¥76,451	$930,174
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥275 million and ¥380 million ($4,623 thousand) at March 31, 2011 and 2012, respectively	28,564	33,647	409,381
Inventories	25,479	22,121	269,145
Deferred income taxes, net	23,239	20,503	249,458
Prepaid expenses and other current assets	12,111	9,243	112,459

Total current assets	148,934	161,965	1,970,617
PROPERTY AND EQUIPMENT, net	59,508	62,251	757,403
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	140	429	5,220
Investment in affiliate	2,131	2,184	26,573
Identifiable intangible assets	41,565	41,283	502,287
Goodwill	21,880	21,875	266,152
Lease deposits	27,360	26,827	326,402
Deferred income taxes, net	2,934	976	11,875
Other assets	9,439	10,216	124,297

Total investments and other assets	105,449	103,790	1,262,806

TOTAL ASSETS	¥313,891	¥328,006	$3,990,826

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,000	¥2,300	$27,984
Current portion of long-term debt	5,000	5,000	60,835
Current portion of capital lease and financing obligations	1,783	2,458	29,906
Trade notes and accounts payable	19,003	16,290	198,199
Accrued income taxes	6,121	10,449	127,132
Accrued expenses	16,747	19,993	243,254
Deferred revenue	4,804	5,595	68,074
Other current liabilities	5,697	5,805	70,629

Total current liabilities	63,155	67,890	826,013
LONG-TERM LIABILITIES:
Long-term debt, less current portion	10,000	5,000	60,835
Capital lease and financing obligations, less current portion	25,516	24,803	301,776
Accrued pension and severance costs	2,932	1,641	19,966
Deferred income taxes, net	5,503	4,024	48,960
Other long-term liabilities	8,378	8,928	108,626

Total long-term liabilities	52,329	44,396	540,163

TOTAL LIABILITIES	115,484	112,286	1,366,176

COMMITMENTS AND CONTINGENCIES (Notes 11 and 24)

EQUITY:
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2011 and 2012: outstanding 136,140,971 shares and 138,620,152 shares at March 31, 2011 and 2012, respectively	47,399	47,399	576,700
Additional paid-in capital	75,490	74,175	902,482
Legal reserve	284	284	3,455
Retained earnings	90,250	107,565	1,308,736
Accumulated other comprehensive loss	(2,547)	(2,719)	(33,082)
Treasury stock, at cost- 7,359,029 shares and 4,879,848 shares at March 31, 2011 and 2012, respectively	(16,962)	(11,246)	(136,829)

Total KONAMI CORPORATION stockholders’ equity	193,914	215,458	2,621,462

Noncontrolling interest	4,493	262	3,188

TOTAL EQUITY	198,407	215,720	2,624,650

TOTAL LIABILITIES AND EQUITY	¥313,891	¥328,006	$3,990,826

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2010, 2011 and 2012

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
NET REVENUES:
Product sales revenue	¥166,884	¥156,867	¥140,159	$1,705,305
Service and other revenue	95,260	101,121	125,599	1,528,154

Total net revenues	262,144	257,988	265,758	3,233,459

COSTS AND EXPENSES:
Costs of products sold	100,457	102,741	89,924	1,094,099
Costs of services rendered and others	85,277	86,291	84,491	1,027,996
Selling, general and administrative	55,407	46,253	50,051	608,967
Restructuring and impairment charges	2,339	—	—	—
Earthquake related impairment charges and expenses	—	4,455	342	4,161
Gain on bargain purchase	—	(2,543)	—	—

Total costs and expenses	243,480	237,197	224,808	2,735,223

Operating income	18,664	20,791	40,950	498,236

OTHER INCOME (EXPENSES):
Interest income	165	268	215	2,616
Interest expense	(1,574)	(1,541)	(1,427)	(17,362)
Foreign currency exchange gain (loss), net	67	(342)	331	4,027
Other, net	(200)	(94)	(43)	(523)

Other expenses, net	(1,542)	(1,709)	(924)	(11,242)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	17,122	19,082	40,026	486,994

INCOME TAXES:
Current	7,177	7,319	14,117	171,760
Deferred	(3,577)	(918)	2,824	34,360

Total	3,600	6,401	16,941	206,120

EQUITY IN NET INCOME OF AFFILIATED COMPANY	56	41	52	632

NET INCOME	13,578	12,722	23,137	281,506
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	264	(212)	125	1,521

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥13,314	¥12,934	¥23,012	$279,985

PER SHARE DATA:	Yen			U.S. Dollars
	2010	2011	2012	2012
Basic net income attributable to KONAMI CORPORATION stockholders per share	¥99.76	¥96.48	¥166.23	$2.02

Diluted net income attributable to KONAMI CORPORATION stockholders per share	¥99.76	¥96.48	¥166.23	$2.02

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

Years ended March 31, 2010, 2011 and 2012

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

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

Years ended March 31, 2010, 2011 and 2012—(Continued)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2011	¥47,399	¥75,490	¥284	¥90,250	¥(2,547)	¥(16,962)	¥193,914	¥4,493	¥198,407
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥50.0 per share				(5,697)			(5,697)		(5,697)
Purchase of treasury stock						(29)	(29)		(29)
Reissuance of treasury stock		(0)				5,745	5,745		5,745
Equity transaction with noncontrolling interests and others		(1,315)					(1,315)	(4,356)	(5,671)
Comprehensive income:
Net income				23,012			23,012	125	23,137
Foreign currency translation adjustments					(455)		(455)		(455)
Net unrealized losses on available-for-sale securities					(0)		(0)		(0)
Pension liability adjustment					283		283		283

Total comprehensive income for the year							22,840	125	22,965

Balance at March 31, 2012	¥47,399	¥74,175	¥284	¥107,565	¥(2,719)	¥(11,246)	¥215,458	¥262	¥215,720

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

Years ended March 31, 2010, 2011 and 2012—(Continued)

	Thousands of U.S. Dollars
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2011	$576,700	$918,481	$3,455	$1,098,064	$(30,989)	$(206,373)	$2,359,338	$54,666	$2,414,004
Cash dividends attributable to KONAMI CORPORATION stockholders, $0.61 per share				(69,313)			(69,313)		(69,313)
Purchase of treasury stock						(353)	(353)		(353)
Reissuance of treasury stock		(0)				69,897	69,897		69,897
Equity transaction with noncontrolling interests and others		(15,999)					(15,999)	(52,999)	(68,998)
Comprehensive income:
Net income				279,985			279,985	1,521	281,506
Foreign currency translation adjustments					(5,535)		(5,535)		(5,535)
Net unrealized losses on available-for-sale securities					(3)		(3)		(3)
Pension liability adjustment					3,445		3,445		3,445

Total comprehensive income for the year							277,892	1,521	279,413

Balance at March 31, 2012	$576,700	$902,482	$3,455	$1,308,736	$(33,082)	$(136,829)	$2,621,462	$3,188	$2,624,650

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2010, 2011 and 2012

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Cash flows from operating activities:
Net income	¥13,578	¥12,722	¥23,137	$281,506
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	12,899	12,388	9,798	119,212
Provision for doubtful receivables	259	(192)	44	535
Restructuring and impairment charges	2,339	—	—	—
Earthquake related impairment charges and expenses	—	4,455	—	—
Gain on bargain purchase	—	(2,543)	—	—
Loss on sale or disposal of property and equipment, net	822	271	311	3,784
Equity in net income of affiliated company	(56)	(41)	(52)	(632)
Deferred income taxes	(3,577)	(918)	2,824	34,360
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(261)	2,385	(5,406)	(65,774)
Decrease (increase) in inventories	(2,455)	(2,632)	2,201	26,779
Decrease (increase) in other receivables	(406)	20	152	1,849
Decrease (increase) in prepaid expense	(24)	101	790	9,612
Increase (decrease) in trade notes and accounts payable	(949)	2,357	(2,458)	(29,906)
Increase (decrease) in accrued income taxes, net of tax refunds	(2,526)	576	4,396	53,486
Increase (decrease) in accrued expenses	(262)	(425)	1,947	23,689
Increase (decrease) in deferred revenue	(1,294)	(1,157)	830	10,099
Decrease in advance received	(478)	(185)	(256)	(3,115)
Increase (decrease) in deposits	(396)	(117)	92	1,119
Other, net	(2,916)	(460)	(435)	(5,294)

Net cash provided by operating activities	14,297	26,605	37,915	461,309
Cash flows from investing activities:
Capital expenditures, including interest capitalized	(6,318)	(10,554)	(9,260)	(112,666)
Proceeds from sales of property and equipment	10	8	11	134
Acquisition of new subsidiaries, net of cash acquired	—	679	—	—
Decrease (increase) in lease deposits, net	(374)	497	466	5,670
Net decrease (increase) in term deposits	—	(1,412)	1,412	17,180
Other, net	233	9	(275)	(3,346)

Net cash used in investing activities	(6,449)	(10,773)	(7,646)	(93,028)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	—	680	(1,700)	(20,684)
Repayments of long-term debt	(592)	(278)	—	—
Redemption of bonds	—	—	(5,000)	(60,834)
Principal payments under capital lease and financing obligations	(2,581)	(2,678)	(2,385)	(29,018)
Dividends paid	(7,569)	(5,785)	(5,689)	(69,217)
Purchases of treasury stock by parent company	(3)	(101)	(29)	(353)
Proceeds from sale-leaseback transaction	—	1,975	1,547	18,822
Other, net	1	5	2	24

Net cash used in financing activities	(10,744)	(6,182)	(13,254)	(161,260)
Effect of exchange rate changes on cash and cash equivalents	68	(849)	(105)	(1,278)
Net increase (decrease) in cash and cash equivalents	(2,828)	8,801	16,910	205,743
Cash and cash equivalents, beginning of year	53,568	50,740	59,541	724,431

Cash and cash equivalents, end of year	¥50,740	¥59,541	¥76,451	$930,174

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011, and 2012

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

Substantially all of KONAMI’s revenues from content for social networks, video game software have historically been derived from sales of software for use on proprietary game platforms developed and manufactured by other manufacturers. KONAMI may only publish its games for use on the manufacturers’ game platforms if it receives a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If KONAMI cannot obtain licenses to develop video game software from manufacturers of popular game platforms or if any of its existing license agreements are terminated, it will not be able to release software for those platforms, which may have a negative impact on its results of operations and profitability. To date, KONAMI has successfully obtained extensions or new agreements with the platform manufacturers each time it has attempted to do so. These licenses include other provisions such as approval rights by the manufacturers of all products and related promotional materials which could have an effect on KONAMI’s costs and the release date of new game titles.

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

Reclassifications

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2012.

Translation into U.S. Dollars

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The U.S. dollar amounts included

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

herein represent a translation using the mid price for telegraphic transfer of U.S. dollars for yen quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of March 31, 2012 of ¥82.19 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

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

(c) Marketable Securities

KONAMI classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which KONAMI has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2011 and 2012, all equity securities held by KONAMI are classified as available-for-sale.

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

KONAMI recognizes the financial statement effects of tax positions when it is more likely than not that the tax positions, taken or expected to be taken in a tax return, will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. interests and penalties related to unrecognized tax benefits are included in income taxes in its consolidated financial statements.

(m) Revenue Recognition

KONAMI derives revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, amusement machines and related equipment, gaming machines and related casino management systems, and pachinko slot machines and LCDs for pachinko machines, (ii) service revenue from game content, which includes social game content and e-AMUSEMENT Participation, and (iii) membership fee revenue from health and fitness club members.

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

For social game content, KONAMI enters into agreements with certain social game platform providers, in which KONAMI provides social game content through the platform to players. The agreements specify for distribution, provision and allocation of revenue in regard with the social game content. The number of virtual

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

goods purchased by the players within the games is electronically recorded by KONAMI’s server as well as by the servers of the platform providers. The platform providers collect cash from players based on the data and pays proceeds to KONAMI, net of the contractual fees attributable to their social game platform.

For KONAMI’s health and fitness clubs, members are required to sign a standard monthly membership agreement upon admission, which is automatically renewed unless the member provides advance notice of his or her intention to cancel prior to the tenth day of the month at the end of which the membership will terminate.

Delivery has Occurred or Service has been Rendered to the Player.

Packaged game software and other products are physically delivered to customers, with standard transfer terms. Also, KONAMI’s game machines and related equipment are physically delivered to customers as a fully-assembled, ready to be installed unit. These arrangements generally include an acceptance clause. KONAMI recognizes revenue from product sales upon delivery and acceptance, which is the timing the rights and risks are transferred to the customer. Generally, KONAMI does not permit exchanges nor accept returns of unsold merchandise except in the case of obvious defects. In certain limited circumstances KONAMI may allow returns, for which management estimates the related allowances based upon management’s evaluation of historical experience, the nature of the software titles and other factors. KONAMI maintains detail listings of software titles in distribution channel, closely monitor their movements, and is able to reasonably estimate future credits to be issued for price protection. These estimates are deducted from gross sales.

Revenue from social game content is recognized when the services, related to the virtual goods within the game, have been rendered to the player. For purposes of determining when the service has been rendered to the player, KONAMI has determined that an implied obligation to the paying player exists for it to continue providing the purchased virtual goods within the social game over the period the player is expected to access the game or when the virtual goods are consumed. KONAMI categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s game board and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual goods, KONAMI recognizes revenue as the goods are consumed. Durable virtual goods represent virtual goods that are accessible to the player over an extended period of time. KONAMI recognizes revenue from the sale of durable virtual goods on a straight-line basis over the estimated average playing period. The average playing period of paying players for the applicable game is estimated to be from five months to eight months based on the analysis of historical online usage data. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

Revenue from health and fitness club membership is derived primarily from monthly membership fees received from club members. Revenue for those fees is recognized as monthly charges are generally made to the members’ accounts in advance, at the end of each month, with respect to the following month’s membership. This policy requires KONAMI to defer the applicable membership fee revenue for one month.

The Price is Fixed or Determinable.

The price customers pay for KONAMI’s products is negotiated at the outset of an arrangement, and is generally determined by the specific volume of product to be delivered. Therefore, the prices are considered to be fixed or determinable at the start of the arrangement.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

As for social game content, prices of virtual goods offered to the players and the fees attributable to social game platform providers are fixed by the agreements.

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

For those sources that involve multiple software deliverables, management evaluates revenue recognition based on the following criteria;

(1)	if and when each element has been delivered

(2)	whether undelivered elements are essential to the functionality of the delivered elements

(3)	whether vender-specific objective evidence of fair value (VSOE) exists for undelivered elements

(4)	allocation of the total price among the various elements

For those sources that involve multiple deliverables except for multiple software deliverables, KONAMI applies the recognition criteria. Specifically, deliverables are divided into separate units of accounting if:

(1)	each item has value to the customer on a stand-alone basis, and

(2)	delivery of any undelivered item is considered probable and substantially in KONAMI’s control.

Separate units of accounting are recognized in earnings as they are delivered or ratably over the service period, as applicable.

KONAMI recognizes revenue from packaged software with online functionality for certain platforms in its Digital Entertainment Segment, which is hosted on its internal servers, as multiple software deliverables. As VSOE of fair value for the online services could not be established, revenue from the packaged products has not been allocated among the packaged game products and the online service for those titles, and the entire revenue from the sale of the packaged products has been recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months based on historical online usage data.

KONAMI’s Digital Entertainment Segment sells amusement machines, provides disposal service for the amusement machines, provides e-AMUSEMENT service which is connecting multiple amusement arcades online, and e-AMUSEMENT Participation service which is sharing playing fees of users with customers (amusement arcade operators), as multiple deliverable arrangements. KONAMI does not grant the right to return amusement machines to the customers. The customers are granted the right to receive disposal services for the amusement machines at the point of sale as a fixed fee arrangement, which is exercisable within 5 to 7 years and require KONAMI to dispose of the machines at the end of their useful lives. The e-AMUSEMENT connection service and e-AMUSEMENT Participation service are a separate contract from the sale of the machines.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

However, those service contracts are generally entered into concurrently with the sale of the machines. KONAMI has concluded that each of these components contained in such arrangements is a separate unit of accounting since they have standalone value and therefore recognizes revenue when the customers have accepted the machine or when the services have been rendered. As described in (v) New Accounting Pronouncements Adopted, KONAMI elected to early adopt ASU2009-13 and ASU2009-14, which did not have a material impact on revenue recognition of these items. Under a selling price hierarchy modified by those standards, consideration is allocated to each component based on the relative selling price for the deliverables. The selling price for a deliverable is based on VSOE or third party evidence, which is the price of the vendor’s or any competitor’s largely interchangeable services in standalone sales to similarly situated customers.

Revenue from casino management systems that are a part of the Gaming & Systems Segment are recognized as multiple deliverable arrangements. Revenues for individual deliverables are generally recognized when the recognition criteria for that element has been met. Maintenance service revenue is recognized ratably over the maintenance period based on VSOE of selling price established by renewal rates. The early adoption of ASU2009-13 and ASU2009-14 did not have a material impact on revenue recognition of these items.

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥2,964 million, ¥2,163 million and ¥2,444 million ($29,736 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively, in the accompanying consolidated statements of income.

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

(o) Royalties and License Fees

KONAMI pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to costs of products sold over the contractual terms ranging primarily from 4 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥887 million and ¥307 million ($3,735 thousand) at March 31, 2011 and 2012, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

(p) Shipping and Handling Expenses

Shipping and handling expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and handling expenses amounted to ¥2,185 million, ¥2,692 million and ¥2,594 million ($31,561 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥9,880 million, ¥8,947 million and ¥9,017 million ($109,709 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively.

(r) Foreign Currencies Transactions and Translations

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

(s) Consumption Taxes

Revenue is recorded net of applicable consumption taxes.

(t) Use of Estimates

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

(u) Net Income Per Share

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

converted into common stock. Diluted net income attributable to KONAMI CORPORATION stockholders per common share is calculated by dividing net income attributable to KONAMI CORPORATION stockholders by the sum of the weighted-average number of common shares plus additional shares that would be outstanding if potential dilutive shares had been issued.

The components of basic and diluted net income attributable to KONAMI CORPORATION stockholders per common share are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Net income available for KONAMI CORPORATION stockholders	¥13,314	¥12,934	¥23,012	$279,985

	Shares
Weighted-average common shares outstanding	133,461,138	134,065,450	138,433,751

Common stock and common stock equivalents	133,461,138	134,065,450	138,433,751

	Yen			U.S. Dollars
Net income attributable to KONAMI CORPORATION stockholders per common share:
Basic	¥99.76	¥96.48	¥166.23	$2.02

Diluted	¥99.76	¥96.48	¥166.23	$2.02

There were no potentially dilutive shares outstanding for the years ended March 31, 2010, 2011 and 2012.

(v) New Accounting Pronouncements Adopted

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

Effective October 1, 2010, KONAMI has adopted ASU2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. ASU2010-20 requires to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As KONAMI did not have material financing receivables which were subject to the provisions of ASU2010-20, required additional disclosures have not been provided.

Effective April 1, 2011, KONAMI has adopted ASU2011-09 “Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80)”. ASU2011-09 requires that an employer provides more detailed information about an employer’s involvement in the multiemployer pension plans, including the names of the significant multiemployer plans and the level of an employer’s participation in the significant multiemployer plans. See Notes 15.

(w) New Accounting Pronouncements Not Yet Adopted

In September, 2011, the FASB issued ASU2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” and, in November 2011, ASU2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU2011-05”. ASU2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. ASU2011-05 also requires separate presentation on the face of the financial statements for items reclassified from other comprehensive income into net income within both the net income and other comprehensive income sections of the financial statements. ASU2011-05 is effective for financial statements issued for fiscal years beginning after December 15, 2011. ASU2011-12 would defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income. However, the proposed ASU would be effective as the same time as ASU2011-12. Management has not yet decided which presentation method Konami will use when it adopts ASU 2011-05.

2.    Business Combinations

In accordance with a share exchange agreement between the Company and TAKASAGO ELECTRIC INDUSTRY CO., LTD. (formerly Abilit Corporation, “TAKASAGO”), pursuant to the resolution of the Company’s board of directors’ meeting held on September 21, 2010, the Company executed the share exchange agreement on January 1, 2011 and made TAKASAGO a wholly owned subsidiary of the Company. Under the terms of the agreement, 0.052 shares of the Company’s common stock were exchanged for one common share of TAKASAGO. The Company issued approximately 2,593 thousand shares from its treasury stock for all of the shares of TAKASAGO. The fair value of the acquisition price for the shares of TAKASAGO was ¥4,476 million, which was determined based on the allocated number of the Company’s treasury stocks to TAKASAGO’s

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

shareholders and the Company’s stock price at the share exchange date. TAKASAGO’s operating results have been included in the Company’s consolidated financial statements from the date of acquisition. Costs related to the acquisition of TAKASAGO of ¥27 million were recorded in the operating expense in the accompanying consolidated statements of income.

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

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date, as adjusted to give effects to the acquisition method accounting adjustments:

Millions of Yen
Current assets	¥6,686
Property and equipment	530
Identifiable intangible assets	8,413
Other assets	457

Total assets acquired	16,086

Current liabilities	5,352
Long-term liabilities	3,715

Total liabilities assumed	9,067

Net assets acquired	7,019

The fair value of current assets acquired includes trade notes and account accounts receivable and the gross amount due under the contract is ¥ 1,617 million of which ¥489 million is expected to be uncollectible. The acquired identifiable intangible assets consist of memberships in the trade association related to pachinko business with an indefinite useful life of ¥6,640 million, patents of ¥1,418 million with weighted-average useful life 17 years and trademarks of ¥355 million with useful life 20 years.

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

As a result, a bargain purchase gain of ¥2,543 million was recognized and included in the accompanying consolidated statements of income for the year ended March 31, 2011. KONAMI believes the bargain purchase gain resulted from various factors including KONAMI’s recognition and fair value measurement of certain identifiable intangible assets that TAKASAGO was not able to effectively utilize, TAKASAGO’s deteriorating financial condition and its willingness to restructure its operations under KONAMI Group’s expertise.

Revenues and loss before income taxes of TAKASAGO and its subsidiaries amounted to ¥79 million and ¥630 million for the year ended March 31, 2011, respectively, in the accompanying consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

The following unaudited pro forma condensed combined results of operations for KONAMI were prepared assuming that the foregoing acquisition had been completed as of the beginning of the respective period in which the acquisition occurred. This pro forma condensed combined financial information did not purport to represent what KONAMI’s results of operations would actually have been if such transaction had in fact occurred on such date. The pro forma adjustments were based upon available information and upon certain assumptions that management believes were reasonable.

	Millions of Yen
	2010	2011
Total net revenues	¥265,973	¥260,566
Net income attributable to KONAMI CORPORATION	9,072	7,087

3.    Investment in Affiliate

The carrying amounts of investment in affiliate as of March 31, 2011 and 2012 were ¥2,131 million and ¥2,184 million ($26,573 thousand), respectively.

At March 31, 2010, 2011 and 2012, KONAMI held an investment in affiliate as follows:

	Description of business	Acquisition Date	Ownership %
			2010	2011	2012
Resort Solution Co., Ltd. (“Resort Solution”)	Management of resort facilities	March 2006	20.4%	20.4%	20.4%

Summarized financial information for the affiliated company accounted for by the equity method is presented below:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Financial Position:
Property and equipment, net	¥16,368	¥11,361	$138,228
Other assets, net	13,077	19,569	238,095

Total assets	¥29,445	¥30,930	$376,323

Debt	¥7,136	¥7,642	$92,979
Other liabilities	13,754	14,335	174,413
Noncontrolling interest	32	83	1,010
Total Resort Solution stockholders’ equity	8,523	8,870	107,921

Total liabilities and equity	¥29,445	¥30,930	$376,323

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Operations:
Revenues	¥22,807	¥19,961	¥17,992	$218,907
Cost of revenues	10,988	9,403	8,696	105,803
Selling, general and administrative expenses	11,114	10,430	9,177	111,656

Operating income	705	128	119	1,448
Interest expense, net	(116)	(122)	(151)	(1,837)
Other, net	(65)	321	524	6,375

Net income	¥524	¥327	¥492	$5,986

The difference between the amount at which an investment is carried and the amount of underlying equity in net assets represents mainly intangible assets recognized at the Company.

The Company’s shares of undistributed earnings of the affiliate included in the consolidated retained earnings were earnings of nil as of March 31, 2010, 2011 and 2012.

The investment in Resort Solution with a carrying amount of ¥2,131 million and ¥2,184 million ($26,573 thousand) as of March 31, 2011 and 2012, respectively, was traded on established markets and was quoted at a market value of ¥1,507 million and ¥1,847 million ($22,472 thousand) as of March 31, 2011 and 2012, respectively.

4.    Inventories

Inventories at March 31, 2011 and 2012 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Finished products	¥9,992	¥7,158	$87,091
Work in process	10,756	10,078	122,618
Raw materials and supplies	4,731	4,885	59,436

Total	¥25,479	¥22,121	$269,145

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

5.    Investments in Marketable Securities

Investments in marketable securities at March 31, 2011 and 2012 consisted of the following:

	Millions of Yen
	March 31, 2011
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥229	¥2	¥(90)	¥140

Total	¥229	¥2	¥(90)	¥140

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012				March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥511	¥11	¥(93)	¥429	$6,217	$134	$(1,131)	$5,220

Total	¥511	¥11	¥(93)	¥429	$6,217	$134	$(1,131)	$5,220

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position at March 31, 2011 and 2012 are as follows:

	Millions of Yen
	March 31, 2011
	Less than 12 months		12 months or greater
	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Marketable equity securities	¥134	¥90	—	—

Total	¥134	¥90	—	—

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012				March 31, 2012
	Less than 12 months		12 months or greater		Less than 12 months		12 months or greater
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Marketable equity securities	¥1	¥0	¥129	¥93	$12	$0	$1,570	$1,131

Total	¥1	¥0	¥129	¥93	$12	$0	$1,570	$1,131

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

6.    Property and Equipment

Property and equipment at March 31, 2011 and 2012 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Property and equipment, at cost:
Land	¥12,901	¥14,532	$176,810
Buildings and structures	67,851	75,301	916,182
Tools, furniture and fixtures	24,867	25,050	304,782
Construction in progress	538	182	2,214

Total	106,157	115,065	1,399,988
Less-Accumulated depreciation and amortization	(46,649)	(52,814)	(642,585)

Net property and equipment	¥59,508	¥62,251	$757,403

See Note 12 for assets under capital leases that are included in the above.

Depreciation and amortization expense for the years ended March 31, 2010, 2011 and 2012 amounted to ¥8,284 million, ¥8,432 million and ¥7,482 million ($91,033 thousand), respectively.

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

During the fiscal year ended March 31, 2011, KONAMI recorded a pre-tax impairment charge of ¥2,253 million for long-lived assets related to damaged facilities by the Great East Japan Earthquake in March 2011, which was included in earthquake related and expenses in the accompanying consolidated statements of income for the year ended March 31, 2011. See Note 9.

7.    Goodwill and Identifiable Intangible Assets

In the fourth quarter of the fiscal year ended March 31, 2010, KONAMI determined that the fair value of indefinite lived intangible assets related to credit card contracts in the Health & Fitness reporting unit was lower

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

In the fourth quarter of the fiscal year ended March 31, 2011, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥1,900 million was recorded in earthquake related impairment charges and expenses in the accompanying consolidated statements of income for the year ended March 31, 2011. The impairment is attributable to the direct and indirect effects of the Great East Japan Earthquake, which took place in March 2011, on the business of the reporting unit as well as on Japanese economy as a whole. See Note 9.

The changes in the carrying amounts of goodwill by operating segments for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & Systems	Total
Balance at March 31, 2010	¥15,206	¥6,568	¥125	¥21,899
New acquisition	30	—	—	30
Foreign currency translation adjustment	(49)	—	—	(49)

Balance at March 31, 2011	¥15,187	¥6,568	¥125	¥21,880
Foreign currency translation adjustment	(5)	—	—	(5)

Balance at March 31, 2012	¥15,182	¥6,568	¥125	¥21,875

	Thousands of U.S. Dollars
	Digital Entertainment	Health & Fitness	Gaming & Systems	Total
Balance at March 31, 2011	$184,779	$79,913	$1,521	$266,213
Foreign currency translation adjustment	(61)	—	—	(61)

Balance at March 31, 2012	$184,718	$79,913	$1,521	$266,152

During the fiscal year ended March 31, 2011, the Company acquired all outstanding shares of DIGITAL GOLF Inc. and made it a consolidated subsidiary in the Digital Entertainment Segment.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

Identifiable intangible assets at March 31, 2011 and 2012 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Identifiable intangible assets subject to amortization:
Franchise and other contracts	¥1,582	¥1,582	$19,248
Customer relationships	418	418	5,086
Patents	1,418	1,418	17,253
Trademarks	355	355	4,319
Less-Accumulated amortization	(811)	(1,091)	(13,274)

Net amortized identifiable intangible assets	2,962	2,682	32,632

Identifiable intangible assets with an indefinite life:
Trademarks	31,653	31,653	385,120
Gaming licenses	310	308	3,747
Memberships	6,640	6,640	80,788

Total unamortized identifiable intangible assets	38,603	38,601	469,655

Total identifiable intangible assets	¥41,565	¥41,283	$502,287

Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors including, but not limited to, the expected use of the asset by KONAMI, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. Intangible assets related to customer relationships, patents and franchise and other contracts have been amortized over their estimated useful lives of 7 to 20 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2010, 2011 and 2012 was ¥251 million, ¥197 million and ¥280 million ($3,407 thousand), respectively.

The estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2013	¥277
2014	277
2015	264
2016	220
2017	219

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

The following table summarizes the restructuring and impairment charges recognized in the accompanying consolidated statement of income for the year ended March 31, 2010, 2011, and 2012:

	Millions of Yen			Thousands of U.S. dollars
	2010	2011	2012	2012
Impairment charges of long-lived assets	¥480	—	—	—
Impairment charge of identifiable intangible assets	451	—	—	—
Expenses related to closure of facilities	1,408	—	—	—

Total	¥2,339	—	—	—

Impairment charges for long-lived assets and intangible assets for the year ended March 31, 2010 are more fully discussed in Note 6 and 7, respectively.

The following table presents the activities for liabilities with contract terminations related to closure of facilities for the year ended March 31, 2011 and 2012:

	Millions of Yen		Thousands of U.S. dollars
	2011	2012	2012
Balance at beginning of year	¥37	—	—
Additional costs incurred	—	—	—
Cash disbursements	¥(37)	—	—

Balance at end of year	—	—	—

9.    Earthquake related impairment charges and expenses

During the fiscal year ended March 31, 2011 and 2012, KONAMI recorded certain losses and expenses related to the damage of certain facilities in Health & Fitness Segment caused by the Great East Japan Earthquake in March 2011.

The following table summarizes the losses and expenses recognized in the accompanying consolidated statement of income for the year ended March 31, 2011 and 2012:

	Millions of Yen		Thousands of U.S. dollars
	2011	2012	2012
Impairment charges of long-lived assets	¥2,253	—	—
Impairment charge of identifiable intangible assets	1,900	—	—
Write-offs of damaged property and equipment	186	—	—
Repair expenses and others	116	¥342	$4,161

Total	¥4,455	¥342	$4,161

Impairment charges for long-lived assets and intangible assets for the year ended March 31, 2011 is more fully discussed in Note 6 and 7, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

10.    Other Assets

Other assets at March 31, 2011 and 2012 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Capitalized computer software, net	¥3,905	¥4,635	$56,394
Investments in non-marketable securities	639	613	7,458
Other	4,895	4,968	60,445

Total other assets	¥9,439	¥10,216	$124,297

KONAMI acquired computer software of ¥1,347 million and ¥3,510 million ($42,706 thousand) in fiscal years 2011 and 2012, respectively.

Capitalized computer software at March 31, 2011 and 2012 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Capitalized computer software, at cost	¥22,428	¥23,913	$290,948
Less—Accumulated amortization	(18,523)	(19,278)	(234,554)

Capitalized computer software, net	¥3,905	¥4,635	$56,394

Amortization expense of computer software for the years ended March 31, 2010, 2011 and 2012 amounted to ¥4,075 million, ¥3,637 million and ¥1,993 million ($24,249 thousand), respectively.

Estimated amortization expense of computer software for the following years is as follows:

Millions of Yen
Year ending March 31,
2013	1,735
2014	1,401
2015	890
2016	439
2017	170

Amortization expense of other intangible assets for the years ended March 31, 2010, 2011 and 2012 amounted to ¥288 million, ¥122 million and ¥43 million ($523 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

11.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2011 and 2012 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Unsecured short-term borrowings from banks	¥4,000	¥2,300	$27,984

Short-term borrowings	¥4,000	¥2,300	$27,984

Weighted-average interest rates on short-term borrowings were both 0.61% at March 31, 2011 and 2012. The interest rates ranged from 0.53% to 0.68% and 0.53% to 0.65% per annum at March 31, 2011 and 2012, respectively. The above-mentioned short-term borrowings from banks included no loans denominated in foreign currencies.

A summary of long-term debt at March 31, 2011 and 2012 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Unsecured 1.51% per annum bonds due in September 2011	¥5,000	—	—
Unsecured 1.61% per annum bonds due in September 2012	5,000	¥5,000	$60,835
Unsecured 1.73% per annum bonds due in September 2013	5,000	5,000	60,835

Total long-term debt	15,000	10,000	121,670
Less: current portion	(5,000)	(5,000)	(60,835)

Long-term debt, non-current portion	¥10,000	¥5,000	$60,835

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total on September 5, 2007. Unsecured long-term loans from banks included no loans denominated in foreign currencies at March 31, 2011. Additionally, the interest rates on those loans as of March 31, 2010 ranged from 0.87% to 1.03%, which was fully repaid in 2011. At March 31, 2011 and 2012, KONAMI did not have any assets that were pledged as collateral for any of the debt obligations.

The Company has committed lines of credit available for immediate borrowings amounting to ¥20,000 million ($243,339 thousand) with certain financial institutions on November 7, 2006. Upon the five-year expiration date has arrived, the Company has new committed lines amounting to ¥25,000 million ($304,173 thousand). KONAMI did not have any balance for the agreements as of March 31, 2011 and 2012. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2011 and 2012 amounted to ¥15 million and ¥16 million ($195 thousand), respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

The aggregate annual maturities of long-term debt outstanding at March 31, 2012 are as follows:

Millions of Yen
Year ending March 31,
2013	¥5,000
2014	5,000

12.    Leases

KONAMI is obligated under various capital leases and noncancelable operating leases which expire at various dates during the next 25 years.

For the year ended March 31, 2011 and 2012, certain tools, furniture and fixtures were sold for ¥1,975 million and ¥788 million ($9,588 thousand), respectively, and then leased back. These leases were accounted for as a capital lease since the rights of ownership are to be transferred to the lessee at the end of respective lease terms of 3 to 10 years.

For the year ended March 31, 2012, certain properties including buildings were sold at ¥759 million ($9,235 thousand) and leased back. Those sale-leaseback contractual terms are 10 years, and the rights of ownership are to be transferred to the lessee at the end of lease term of 10 years. Based upon KONAMI’s continuing involvement under the applicable accounting standards, those sale-leaseback transactions were accounted for under the financing method and the proceeds from the transactions were recognized as financing obligations.

At March 31, 2011 and 2012, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet recorded under capital leases and financing obligations were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Building and structures	¥20,118	¥21,476	$261,296
Tools, furniture and fixtures	4,822	4,584	55,773
Accumulated amortization	(12,178)	(14,224)	(173,062)

Net leased property	¥12,762	¥11,836	$144,007

Amortization of capitalized leases is included in depreciation expense.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

Future minimum lease payments under capital leases and financing obligations and noncancelable operating leases as of March 31, 2012 are as follows:

	Millions of Yen
	Capital Leases and Financing Obligations	Operating Leases
Year ending March 31,
2013	¥3,622	¥9,620
2014	3,175	9,617
2015	3,071	9,582
2016	2,890	9,563
2017	2,673	9,175
2018 and thereafter	19,962	46,832

Total minimum lease payments	¥35,393	¥94,389

Less: amount representing interest (rates ranging from 1.250% to 9.362% per annum)	(8,132)

Present value of net minimum lease payments	27,261
Less: current portion	(2,458)

Non-current portion	¥24,803

KONAMI occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2010, 2011 and 2012 totaled ¥18,763 million, ¥18,438 million and ¥18,255 million ($222,107 thousand), respectively, and were included in costs of products sold, costs of services rendered and others and selling, general and administrative expenses in the accompanying consolidated statements of income.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

The following table presents the activity for asset retirement obligations for the years ended March 31, 2011 and 2012:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Balance at beginning of year	¥3,384	¥3,424	$41,660
Accretion expense	83	85	1,034
Liabilities settled	(271)	(478)	(5,816)
Additional liabilities incurred	111	458	5,572
Changes in estimates, including timing	117	(0)	(0)

Balance at end of year	¥3,424	¥3,489	$42,450

14.    Income Taxes

The Company and its domestic subsidiaries are subject to national corporate tax of 30% and corporate inhabitant tax plus enterprise tax of approximately 10.9%, after considering the non-deductible expense to the corporation tax, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2010, 2011 and 2012. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

The amendments to the Japanese corporate tax law were enacted on November 30, 2011, and the corporate tax rate will be changed. As a result, the aggregate statutory income tax rate will be reduced to 38.0% for fiscal years from April 1, 2012 to March 31, 2015, and to 35.6% for fiscal years from April 1, 2015 and thereafter. KONAMI recognized deferred tax assets and liabilities resulting from temporary differences based on the enacted tax rates that will be applied when those differences are expected to be reversed. The effect of the tax rate change was not material and was charged to income taxes in the consolidated statements of income for the year ended March 31, 2012.

In the fiscal year ended March 31, 2011, the Company and its wholly owned domestic subsidiaries applied for the consolidated tax return filing system of the national corporate taxes, and the application was approved by the national tax agency. The Company started to file the consolidated tax return from the fiscal year ended March 31, 2012. Accordingly, the Company evaluated the realizability of the national corporate tax portion of deferred tax assets as of March 31, 2011 based on the projected future taxable income of the consolidated tax filing group.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

The income before income taxes and equity in the earnings of an affiliated company, and income tax expense (benefit) for the years ended March 31, 2010, 2011 and 2012 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Income before income taxes and equity in income of an affiliated company:
Japan	¥11,507	¥8,756	¥31,066	$377,978
Foreign	5,615	10,326	8,960	109,016

Total	¥17,122	¥19,082	¥40,026	$486,994

Income taxes—Current:
Japan	¥5,446	¥5,413	¥12,538	$152,549
Foreign	1,731	1,906	1,579	19,211

Total	¥7,177	¥7,319	¥14,117	$171,760

Income taxes—Deferred:
Japan	¥(404)	¥(1,557)	¥2,574	$31,317
Foreign	(3,173)	639	250	3,043

Total	¥(3,577)	¥(918)	¥2,824	$34,360

The significant components of total income taxes for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Income taxes on continuing operations before equity in net income (loss) of an affiliated company and net income attributable to the noncontrolling interest	¥3,600	¥6,401	¥16,941	$206,120
Equity in net income (loss) of an affiliated company	11	(6)	22	268
Income tax expense (benefit) reported in other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(6)	(33)	(0)	(0)
Foreign currency translation adjustment	—	—	43	523
Pension liability adjustment	(40)	(122)	196	2,385

Total income taxes	¥3,565	¥6,240	¥17,202	$209,296

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates are as follows:

	2010	2011	2012
Statutory income tax rate	40.9%	40.9%	40.9%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	2.7	1.8	1.0
Non-taxable income	(0.0)	(0.1)	(0.1)
Change in valuation allowance	(22.4)	1.5	(1.7)
Dividend of overseas subsidiaries	0.3	0.7	0.4
Adjustment of estimated income tax accruals	(0.4)	1.4	(0.5)
Unrecognized tax benefits	—	(4.3)	0.0
Tax credit	(1.4)	(5.4)	(1.1)
Effect of tax rate changes	—	—	3.0
Other, net	1.3	(2.9)	0.4

Effective income tax rate	21.0%	33.6%	42.3%

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2011 and 2012 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Deferred tax assets:
Accrued enterprise taxes	¥632	¥1,091	$13,274
Accrued expenses	3,399	3,210	39,056
Accrued pension and severance costs	1,443	813	9,892
Allowance for doubtful accounts	372	224	2,725
Inventories	17,984	15,733	191,422
Net operating loss carryforwards	16,758	14,401	175,216
Property and equipment basis differences	4,418	3,596	43,752
Asset retirement obligations	1,372	1,314	15,987
Deferred revenue	416	767	9,332
Investments in affiliate	1,547	1,354	16,474
Other	3,661	2,294	27,911

Gross deferred tax assets	52,002	44,797	545,041
Less valuation allowance	(12,275)	(10,330)	(125,684)

Total deferred tax assets	39,727	34,467	419,357
Deferred tax liabilities:
Intangible assets	(17,075)	(14,809)	(180,180)
Investments in subsidiaries	(1,040)	(1,123)	(13,663)
Other	(1,312)	(1,479)	(17,995)

Gross deferred tax liabilities	(19,427)	(17,411)	(211,838)

Net deferred tax assets	¥20,300	¥17,056	$207,519

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that KONAMI will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2012.

The net change in the total valuation allowance for the years ended March 31, 2010, 2011 and 2012 was a decrease of ¥4,448 million, an increase of ¥10,996 million and a decrease of ¥1,945 million ($23,665 thousand), respectively. The increase in the valuation allowance for the years ended March 31, 2011 mainly resulted from the acquisition of TAKASAGO, where valuation allowance for its existing net operating loss carryforwards was provided at the acquisition date.

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Current assets:
Deferred income taxes, net	¥23,239	¥20,503	$249,458
Investments and other assets:
Deferred income taxes, net	2,934	976	11,875
Current liabilities:
Other current liabilities, net	(370)	(399)	(4,854)
Long-term liabilities:
Deferred income taxes, net	(5,503)	(4,024)	(48,960)

Net deferred tax assets	¥20,300	¥17,056	$207,519

At March 31, 2012, KONAMI had operating loss carryforwards aggregating approximately ¥47,640 million ($579,633 thousand), which will expire as follows:

Millions of Yen
Year ending March 31
2013	¥2,546
2014	5,563
2015	5,701
2018	8,848
2019	13,701
2020	2,468
2021 and thereafter	8,813

Total	¥47,640

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Balance at beginning of year	¥706	¥706	—	—
Additions for tax positions of prior years	—	—	¥1,006	$12,240
Settlements with taxing authorities	—	¥(706)	—	—

Balance at end of year	¥706	—	¥1,006	$12,240

As of March 31, 2012, the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rates is not material.

Although KONAMI believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases that may occur within the next twelve months cannot be made March 31, 2012.

KONAMI recognizes interest and penalties related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both the amount of interest and penalties in the consolidated balance sheets accrued as of March 31, 2011 and 2012, and the amount of interest and penalties included in income taxes in the consolidated statements of income for the years ended March 31, 2011 and 2012 are not material.

KONAMI files its income tax returns in various tax jurisdictions. KONAMI is no longer subject to tax examinations by the respective local tax authorities for fiscal years prior to the year ended March 31, 2004 for Europe, fiscal years prior to the year ended March 31, 2007 for North America and Australia, and fiscal years prior to the year ended March 31, 2008 for Japan.

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

The Company and certain of its domestic subsidiaries terminated the defined benefit plans, resulting in a settlement gain for the year ended March 31, 2011.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

For the year ended March 31, 2012, certain of its domestic subsidiaries terminated existing defined benefit plans and made a transition to new defined contribution plans. Benefit obligations will be settled over eight years by contributing to the new plans and a net, loss was recognized when the settlement occurred. Meanwhile, certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special granting termination benefits.

As a result, KONAMI terminated all of its defined benefit severance and retirement plans. Certain domestic subsidiaries made a transition to the defined contribution plans.

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,902	¥3,246	$39,494
Service cost	254	132	1,606
Interest cost	33	15	183
Actuarial loss	25	—	—
Benefits paid	(167)	(1,406)	(17,107)
Effects of transitions to defined contribution plans	—	(1,759)	(21,402)
Curtailments and settlements	(801)	¥(228)	$(2,774)

Benefit obligation, end of year	¥3,246	—	—

Change in plan assets:
Fair value of plan assets, beginning of year	¥2,237	¥1,403	$17,070
Actual return on plan assets	(49)	14	170
Employer contribution	199	100	1,217
Benefits paid	(74)	(487)	(5,925)
Pension assets refunding cost	(3)	—	—
Effects of transitions to defined contribution plans	—	(1,011)	(12,301)
Curtailments and settlements	(907)	¥(19)	$(231)

Fair value of plan assets, end of year	¥1,403	—	—

Funded status, end of year	¥(1,843)	—	—

Amounts recognized in the consolidated balance sheets consist of:
Other current liabilities	(34)	—	—
Accrued pension and severance costs	(1,809)	—	—

Net amount recognized	¥(1,843)	—	—

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

Recognized accumulated other comprehensive income (loss) at March 31, 2011 and 2012 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Actuarial net loss	¥(335)	¥(52)	$(633)

	¥(335)	¥(52)	$(633)

	Millions of Yen		Thousands of U.S. Dollars
	2011	2012	2012
Pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	¥3,246	—	—
Accumulated benefit obligation	3,048	—	—
Fair value of plan assets	1,403	—	—

The measurement date used to determine pension benefit obligations for all the pension plans was March 31. The accumulated benefit obligations for the defined benefit plans were ¥3,048 million and nil at March 31, 2011 and 2012, respectively.

Net periodic cost of the Company and its domestic subsidiaries’ plans for the years ended March 31, 2010, 2011 and 2012 included the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Service cost—benefits earned during the year	¥210	¥254	¥132	$1,606
Interest cost on projected benefit obligation	25	33	15	183
Expected return on plan assets	(38)	(26)	(14)	(170)
Recognized actuarial gain or loss	(27)	20	20	243
Settlement gain or loss	—	(103)	292	3,553
Loss from special termination benefit	—	—	769	9,356

Net periodic cost	¥170	¥178	¥1,214	$14,771

Estimated amortization for actuarial loss for the year ending March 31, 2013 is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Actuarial net loss	—	—

Weighted-average assumptions used to determine projected benefit obligations at March 31, 2011 and 2012 were as follows:

	2011	2012
Weighted-average assumptions:
Discount rate	0.9%	—
Assumed rate of increase in future compensation levels	1.5%	—

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
Weighted-average assumptions:
Discount rate	1.1%	0.9%	0.9%
Assumed rate of increase in future compensation levels	1.9%	1.8%	1.5%
Expected long-term rate of return on plan assets	2.0%	2.0%	2.0%

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

The fair values of the Company and its domestic subsidiaries’ plan assets at March 31, 2011 by asset category, for which the three levels of input used to measure fair value are more fully described in Note 20, are as follows:

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

As of March 31, 2012, the Company and its domestic subsidiaries did not have any plan assets.

The Company and its domestic subsidiaries have participated in Kanto IT Software Pension Fund (the Fund) as a multi-employer pension plan. The Fund was established pursuant to a Japanese law by multi-employers which are mainly Software and IT industry companies, and is a welfare pension fund for a multi-employer contributory plan. The benefits which the Fund makes are retirement plans, lump-sum severance payments and lump-sum benefits for bereaved family. The Fund is a Japanese domestic plan and thus there is not an Employer Identification Number or a Pension Plan Number under in the U.S. There is not a U.S. Pension Protection Plan Act zone status applicable for the plan. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented. There is no collective bargaining agreement applicable to the plan.

The risks of Participating in a multi-employer plan are different from a single-employer plan in the following aspects; assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers; and if a participating employer stops contributing to the plan, any unfunded obligations of the plan may be borne by the remaining participating employers.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

As of March 31, 2010, 2011 and 2012, our participation in the Fund is outlined in the table below. The financial information for the year ended March 31, 2012 was not available at the time of this filing. Therefore, we disclose the Fund financial information as of March 31, 2010 and 2011 as these were the most recent dates available.

Pension Funds	EIN/ Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented		Contributions (Millions of Yen)			Surcharge Imposed		Expiration Date of Agreement
		2011	2012	2011	2012	2010	2011	2012	2011	2012
Kanto IT Software Pension Fund	N/A	N/A	N/A	No	No	985	809	781	No	No	—

The Fund financial statements for the years ended March 31, 2010 and 2011 indicated total plan asset of ¥161,055 million and ¥171,945 million, respectively; total actuarial present value of accumulated benefit obligations of ¥159,999 million and ¥172,108 million, respectively. The fund financial statements for the years ended March 31, 2010 and 2011 indicate that the plan was overfunded by ¥1,056 million (0.7%) and underfunded by ¥163 million (0.1%), respectively.

The employers make matching contributions to the funds up to a certain percentage of each employee’s standard pay. The contributions consist of standard contributions prepared for retirement plans or lump-sum payments, special contributions prepared for amortization of unamortized prior service cost and administrative fee’s contributions prepared for managing the Fund. The employers assume an obligation for contributions to the Fund.

Under the related acts and the terms, the Fund reevaluates the amount of contributions at least every five years in order to be of the value that would allow the maintenance the financial condition now and in the future. The Fund verifies the plan assets would be reserved as planed and agreed with benefit obligation for prior years of service on an annual basis. If the verifications would reveal a shortage of the reserve, the Fund shall resolve the shortage of the reserve by the implementation of additional special contributions.

KONAMI’s contributions to the plan amounted to ¥985 million, ¥809 million and ¥781 million ($9,502 thousand) for the years ended March 31, 2010, 2011 and 2012, respectively. The contributions we made to the Fund represent more than 5% of the total Fund. The expenses were recorded as costs and expenses in the consolidated statements of income.

KONAMI’s contributions to the plan are expected to amount to ¥805 million for the year ended March 31, 2013.

The Company has accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,123 million and ¥1,096 million ($13,335 thousand) at March 31, 2011 and 2012, respectively, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

Some of its domestic subsidiaries have defined contribution plans.

For the year ended March 31, 2012, certain of its domestic subsidiaries terminated the defined benefit plans and made a transition to the defined contribution plans. Benefit obligations to be contributed to the defined contribution plans was determined as ¥1,759 million ($21,402 thousand), which will be settled over eight years. As of March 31, 2012, the amount of benefit obligations which has not been settled was ¥637 million ($7,750 thousand), included in other current liabilities of ¥92 million ($1,119 thousand) and accrued pension and severance costs of ¥545 million ($6,631 thousand), respectively, in the consolidated balance sheets.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

The certain domestic subsidiaries’ contributions to the defined contribution plans amounted to ¥150 million ($1,825 thousand) for the years ended March 31, 2012. The expenses were recorded as costs and expenses in the consolidated statements of income.

16.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. At March 31, 2012, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account were ¥91,294 million ($1,110,768 thousand).

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2011 and 2012:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2010	10,039,336	¥23,187
Acquisition through purchase of odd-lot shares	3,716	6
Sell upon request for purchase of odd-lot shares	(3,222)	(7)
Issuance in stock exchanges	(2,735,853)	(6,319)
Repurchase of shares from shareholders dissenting to the share exchange	55,000	95
Acquisition through purchase off odd-lot shares	52	0

Balance at March 31, 2011	7,359,029	¥16,962
Acquisition through purchase of odd-lot shares	13,139	29
Sell upon request for purchase of odd-lot shares	(987)	(2)
Issuance in stock exchanges	(2,491,373)	(5,743)
Acquisition through purchase off odd-lot shares	40	0

Balance at March 31, 2012	4,879,848	¥11,246

Change in Treasury stock
Thousands of U.S. Dollars
Balance at March 31, 2011	$206,373
Acquisition through purchase of odd-lot shares	353
Sell upon request for purchase of odd-lot shares	(24)
Issuance in stock exchanges	(69,873)
Acquisition through purchase off odd-lot shares	0

Balance at March 31, 2012	$136,829

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

17.    Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2010, 2011 and 2012 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥189	¥(18)	¥(2,158)	$(26,257)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	(207)	(2,140)	(455)	(5,535)

Balance, end of year	¥(18)	¥(2,158)	¥(2,613)	$(31,792)

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥9	¥1	¥(54)	$(654)
Net change	(8)	(55)	(0)	(3)

Balance, end of year	¥1	¥(54)	¥(54)	$(657)

Adjustment on retirement benefits, net of tax:
Balance, beginning of year	¥(100)	¥(158)	¥(335)	$(4,078)
Net change	(58)	(177)	283	3,445

Balance, end of year	¥(158)	¥(335)	¥(52)	$(633)

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥98	¥(175)	¥(2,547)	$(30,989)
Adjustments for the year	(273)	(2,372)	(172)	(2,093)

Balance, end of year	¥(175)	¥(2,547)	¥(2,719)	$(33,082)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2010
Foreign currency translation adjustments	¥(207)	—	¥(207)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(199)	¥81	(118)
Less: reclassification adjustment for gains included in net income	185	(75)	110

Net unrealized losses	(14)	6	(8)

Pension liability adjustment:
Net loss arising during the year	(71)	29	(42)
Less: settlement or amortization of net gain	(27)	11	(16)

Pension liability adjustments, net	(98)	40	(58)
Other comprehensive loss	¥(319)	¥46	¥(273)

2011
Foreign currency translation adjustments	¥(2,140)	—	¥(2,140)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(88)	¥33	(55)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(88)	33	(55)

Pension liability adjustment:
Net loss arising during the year	(318)	130	(188)
Less: settlement or amortization of net gain	19	(8)	11

Pension liability adjustments, net	(299)	122	(177)
Other comprehensive loss	¥(2,527)	¥155	¥(2,372)

2012
Foreign currency translation adjustments	¥(412)	¥(43)	¥(455)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(0)	0	(0)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(0)	0	(0)

Pension liability adjustment:
Net loss arising during the year	186	(76)	110
Less: settlement or amortization of net gain	293	(120)	173

Pension liability adjustments, net	479	(196)	283

Other comprehensive loss	67	¥(239)	¥(172)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

	Thousands of U.S. Dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2012
Foreign currency translation adjustments	$(5,012)	$(523)	$(5,535)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(3)	0	(3)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(3)	0	(3)

Pension liability adjustment:
Net loss arising during the year	2,264	(925)	1,339
Less: settlement or amortization of net gain	3,566	(1,460)	2,106

Pension liability adjustments, net	5,830	(2,385)	3,445

Other comprehensive loss	$815	$(2,908)	$(2,093)

18.    Derivative Financial Instruments

KONAMI uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. KONAMI does not hold derivative financial instruments for trading purposes.

The location and fair value amounts of derivative instruments reported in the consolidated statement of financial position as of March 31, 2011 and 2012 were as follows:

	Millions of Yen
	Asset derivatives				Liability derivatives
	2011		2012		2011		2012
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments:
Forward exchange contracts	—	—	—	—	Other current liabilities	¥5	Other current liabilities	¥0

Total derivatives		—		—		¥5		¥0

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

	Thousands of U.S. Dollars
	Asset derivatives		Liability derivatives
	2012		2012
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments:
Forward exchange contracts	—	—	Other current liabilities	$0

Total derivatives				$0

The aggregate notional amount of forward exchange contracts at March 31, 2012 is ¥493 million ($5,998 thousand).

KONAMI does not designate the foreign exchange forward contracts as hedges. The gain or loss recognized in earnings on derivatives for the year ended March 31, 2011 and 2012 were as follows:

	Location of gain or loss recognized in Income on Derivative	For the year ended March 31, 2011	For the year ended March 31, 2012
		Millions of Yen	Millions of Yen	Thousands of U.S. Dollars
Derivatives not designated as hedging instruments:
Forward exchange contracts	Foreign currency exchange gain (loss), net	¥155	¥87	$1,059

Total		¥155	¥87	$1,059

Foreign exchange net gain or losses, including those on these forward exchange contracts, for the years ended March 31, 2010, 2011 and 2012 were gain of ¥67 million, loss of ¥342 million and gain of ¥331 million ($4,027 thousand), respectively. Effects of exchange rate changes subsequent to March 31, 2012 on fair value of those forward exchange contracts have not been significant as of the reporting date.

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

The estimated fair values of KONAMI’s financial instruments at March 31, 2011 and 2012 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2011		2012		2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investments in marketable securities	¥140	¥140	¥429	¥429	$5,220	$5,220
Long-term debt, including current installments	(15,000)	(14,898)	(10,000)	(10,035)	(121,670)	(122,095)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—	—	—
Liabilities	5	5	0	0	0	0

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

Years ended March 31, 2010, 2011 and 2012—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2011 and 2012, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year ended March 31, 2011	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥140	—	—	¥140

Total assets	¥140	—	—	¥140

Liabilities:
Derivatives	—	¥5	—	¥5

Total liabilities	—	¥5	—	¥5

	Millions of Yen
Year ended March 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥429	—	—	¥429

Total assets	¥429	—	—	¥429

Liabilities:
Derivatives	—	¥0	—	¥0

Total liabilities	—	¥0	—	¥0

	Thousands of U.S. Dollars
Year ended March 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$5,220	—	—	$5,220

Total assets	$5,220	—	—	$5,220

Liabilities:
Derivatives	—	$0	—	$0

Total liabilities	—	$0	—	$0

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

As of March 31, 2011 and 2012, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

As of March 31, 2011, our assets and liabilities measured at fair value on a non-recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements. As of March 31, 2012, KONAMI did not have any asset and liability measured that were measured and recorded at fair value on a non-recurring basis.

	Millions of Yen
Year ended March 31, 2011	Carrying value	Level 1	Level 2	Level 3	Total gains or losses
Non-financial assets:
Property and equipment, net	¥1,103	—	—	¥1,103	¥(2,253)
Identifiable intangible assets	31,583	—	—	31,583	(1,900)

Total non-financial assets	¥32,686	—	—	¥32,686	¥(4,153)

During the year ended March 31, 2011, KONAMI wrote down the carrying value of the long-lived assets amounted to ¥3,356 million to their fair value amount of ¥1,103 million, and classified them as Level 3, whose fair value was valued with inputs to be unobservable including our business plan. As a result, KONAMI recorded impairment losses of ¥2,253 million for property and equipment, and those losses were included in the accompanying consolidated statements of income for the year ended March 31, 2011.

During the year ended March 31, 2011, KONAMI concluded the fair value of certain indefinite lived intangible assets was lower than their carrying value. Consequently, the carrying value of the assets was written down to their fair value of ¥31,583 million, and classified them as Level 3, whose fair value was valued with inputs to be unobservable including our business plan. As a result, KONAMI recorded an aggregate impairment loss of ¥1,900 million for identifiable intangible assets, and the loss was included in the accompanying consolidated statements of income for the year ended March 31, 2011.

Impairment losses for long-lived assets and intangible assets are more fully discussed in Notes 6 and 7, respectively.

21.    Related Party Transactions

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from ROKUROKUSOU LLC where Takuya Kozuki, a director of KONAMI CORPORATION, is the representative, for ¥1,336 million. The acquisition price was determined based on the third party appraisal.

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from Kozuki Capital Corporation for ¥685 million. Kozuki Capital Corporation is a company owned by a key management personnel of the Company and his immediate family members. The acquisition price was determined based on the third party appraisal.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

22.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen			Thousands of U.S. Dollars
	2010	2011	2012	2012
Cash paid during the year for:
Interest, excluding interest capitalized	¥1,545	¥1,515	¥1,398	$17,009
Income taxes	9,641	6,654	9,325	113,457
Acquisitions of new subsidiaries:
Fair value of assets acquired	—	15,733	—	—
Liabilities assumed	—	(9,178)	—	—
Goodwill	—	30	—	—
Gain on bargain purchase	—	(2,543)	—	—
Treasury stock	—	(4,721)	—	—
Cash paid, net of cash acquired	—	(679)	—	—
Property acquired under capital leases during the year	4,371	2,851	2,370	28,836
Recognition of tangible fixed assets due to asset retirement obligations	505	228	458	5,572

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

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.
2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.
3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.
4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated in a consistent manner which we believe is reasonable.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

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

a.    Segment information

(1) Revenue and operating income (loss)

	(Millions of Yen)
Year ended March 31, 2010	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥142,239	¥85,480	¥19,996	¥14,429	—	¥262,144
Intersegment	411	285	—	—	¥(696)	—

Total	142,650	85,765	19,996	14,429	(696)	262,144
Operating expenses	121,167	87,687	15,323	11,577	7,726	243,480

Operating income (loss)	¥21,483	¥(1,922)	¥4,673	¥2,852	¥(8,422)	¥18,664

	(Millions of Yen)
Year ended March 31, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥132,474	¥85,661	¥21,868	¥17,985	—	¥257,988
Intersegment	650	250	—	2	¥(902)	—

Total	133,124	85,911	21,868	17,987	(902)	257,988
Operating expenses	116,099	88,456	15,420	11,788	5,434	237,197

Operating income (loss)	¥17,025	¥(2,545)	¥6,448	¥6,199	¥(6,336)	¥20,791

	(Millions of Yen)
Year ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥139,710	¥82,429	¥25,212	¥18,407	—	¥265,758
Intersegment	690	126	—	23	¥(839)	—

Total	140,400	82,555	25,212	18,430	(839)	265,758
Operating expenses	107,379	79,726	18,556	14,251	4,896	224,808

Operating income	¥33,021	¥2,829	¥6,656	¥4,179	¥(5,735)	¥40,950

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

	(Thousands of U.S. Dollars)
Year ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	$1,699,841	$1,002,908	$306,753	$223,957	—	$3,233,459
Intersegment	8,395	1,533	—	280	$(10,208)	—

Total	1,708,236	1,004,441	306,753	224,237	(10,208)	3,233,459
Operating expenses	1,306,472	970,021	225,770	173,391	59,569	2,735,223

Operating income	$401,764	$34,420	$80,983	$50,846	$(69,777)	$498,236

As further described in Note 8, non-cash restructuring and impairment charges of ¥1,950 million were included in the operating expenses of the Health & Fitness Segment for the years ended March 31, 2010

As further described in Note 9, non-cash earthquake related impairment charges and expenses of ¥4,358 million was included in the operating expenses of the Health & Fitness Segment and for the year ended March 31, 2011, and ¥71 million was included in the Pachinko & Pachinko Slot Machines Segment for the year ended March 31, 2011. In addition, gain on bargain purchase of ¥2,543 million was included in the operating expenses of Pachinko & Pachinko Slot Machines Segment for the year ended March 31, 2011.

(2) Segment assets, depreciation and amortization and capital expenditures

	(Millions of Yen)
Year ended March 31, 2010	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Assets	¥133,973	¥107,523	¥14,049	¥5,963	¥36,690	¥298,198
Depreciation and amortization	2,907	4,894	732	138	4,228	12,899
Capital expenditures	1,523	4,803	976	100	560	7,962

	(Millions of Yen)
Year ended March 31, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Assets	¥144,383	¥100,098	¥16,151	¥25,005	¥28,254	¥313,891
Depreciation and amortization	3,120	5,243	1,013	174	2,838	12,388
Capital expenditures	1,221	2,819	1,705	208	2,312	8,265

	(Millions of Yen)
Year ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Assets	¥162,387	¥98,150	¥18,528	¥20,327	¥28,614	¥328,006
Depreciation and amortization	1,957	4,331	1,349	299	1,862	9,798
Capital expenditures	1,156	1,850	3,222	532	3,930	10,690

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

	(Thousands of U.S. Dollars)
Year ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Assets	$1,975,751	$1,194,184	$225,429	$247,317	$348,145	$3,990,826
Depreciation and amortization	23,811	52,695	16,413	3,638	22,655	119,212
Capital expenditures	14,065	22,509	39,202	6,472	47,816	130,064

Corporate and eliminations primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment and are stated on an accrual basis.

b.    Geographic information

	(Millions of Yen)
Year ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Property and equipment, net	¥60,345	¥1,739	¥93	¥257	¥62,434	—	¥62,434

	(Millions of Yen)
Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Property and equipment, net	¥56,742	¥2,460	¥77	¥229	¥59,508	—	¥59,508

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012—(Continued)

	(Millions of Yen)
Year ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥208,641	¥35,955	¥14,561	¥6,601	¥265,758	—	¥265,758
Intersegment	12,557	3,706	512	234	17,009	¥(17,009)	—

Total	221,198	39,661	15,073	6,835	282,767	(17,009)	265,758
Operating expenses	189,256	32,277	14,149	6,234	241,916	(17,108)	224,808

Operating income	¥31,942	¥7,384	¥924	¥601	¥40,851	¥99	¥40,950

Property and equipment, net	¥57,815	¥4,191	¥56	¥189	¥62,251	—	¥62,251

	(Thousands of U.S. Dollars)
Year ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	$2,538,520	$437,462	$177,163	$80,314	$3,233,459	—	$3,233,459
Intersegment	152,780	45,091	6,229	2,847	206,947	$(206,947)	—

Total	2,691,300	482,553	183,392	83,161	3,440,406	(206,947)	3,233,459
Operating expenses	2,302,664	392,712	172,150	75,849	2,943,375	(208,152)	2,735,223

Operating income	$388,636	$89,841	$11,242	$7,312	$497,031	$1,205	$498,236

Property and equipment, net	$703,431	$50,992	$681	$2,299	$757,403	—	$757,403

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

As further described in Note 8, non-cash restructuring and impairment charges of ¥1,950 million was included in the operating expenses of Japan for the years ended March 31, 2010.

As further described in Note 9, non-cash earthquake related impairment charges and expenses of ¥4,429 million was included in the operating expenses of Japan for the year ended March 31, 2011. In addition, gain on bargain purchase of ¥2,543 million was included in the operating expenses of Japan.

24.    Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥1,326 million ($16,133 thousand) as of March 31, 2012.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2010, 2011 and 2012

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts	Deductions	Balance at end of the year
2010
Allowance for doubtful accounts
Trade accounts receivable	¥470	¥222	¥(12)	—	¥680
Other assets	56	37	0	—	93
Total	¥526	¥259	¥(12)	—	773
2011
Allowance for doubtful accounts
Trade accounts receivable	¥680	¥(149)	¥(256)	—	¥275
Other assets	93	(43)	238	—	288
Total	¥773	¥(192)	¥(18)	—	¥563
2012
Allowance for doubtful accounts
Trade accounts receivable	¥275	¥103	¥2	—	¥380
Other assets	288	(59)	—	—	229
Total	¥563	¥44	¥2	—	¥609

Notes:

1.	“Charged (Credited) to Other Accounts” primarily consists of the reclassification from current receivables to non-current receivables and the foreign exchange adjustment resulting from translations of amounts against allowance accounts at foreign subsidiaries.
2.	“Deductions” primarily consists of amounts written off.

	Thousands of U.S. Dollars
	Balance at beginning of the year	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts	Deductions	Balance at end of the year
2012
Allowance for doubtful accounts
Trade accounts receivable	$3,346	$1,253	$24	—	$4,623
Other assets	3,504	(718)	—	—	2,786
Total	$6,850	$535	$24	—	$7,409

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date: July 25, 2012

/S/ TAKUYA KOZUKI
Takuya Kozuki Representative Director, President

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