Form 20-F
period 2013-03-31
KONAMI CORP
filed 2013-09-12
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

As of March 31, 2013, 138,618,060 shares of common stock were outstanding, including 428,861 shares represented by 428,861 American Depositary Shares.

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

As used in this annual report, “fiscal 2013” refers to our fiscal year ended March 31, 2013, and other fiscal years are referred to in a corresponding manner.

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

A.    Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2009 through 2013, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2009	2010	2011	2012	2013
	(Yen in millions, except per share data)
Income Statement Data:
Net revenues	¥309,771	¥262,144	¥257,988	¥265,758	¥225,995
Cost of products sold and services rendered and others	212,636	185,734	189,032	174,415	152,813
Selling, general and administrative expenses	58,653	55,407	46,253	50,051	51,307
Restructuring and impairment charges (1)(2)	11,121	2,339	—	—	—
Earthquake related impairment charges and expenses (3)	—	—	4,455	342	—
Gain on bargain purchase (4)	—	—	(2,543)	—	—

Operating income	27,361	18,664	20,791	40,950	21,875

Other income (expenses), net	(2,642)	(1,542)	(1,709)	(924)	40

Income before income taxes and equity in net income of affiliated company	24,719	17,122	19,082	40,026	21,915
Income taxes	10,715	3,600	6,401	16,941	8,473
Equity in net income (loss) of affiliated company	(2,490)	56	41	52	44

Net income	11,514	13,578	12,722	23,137	13,486
Net income (loss) attributable to the noncontrolling interest	640	264	(212)	125	312

Net income attributable to KONAMI CORPORATION	¥10,874	¥13,314	¥12,934	¥23,012	¥13,174

Basic net income attributable to KONAMI CORPORATION stockholders per share	¥79.30	¥99.76	¥96.48	¥166.23	¥95.04
Diluted net income attributable to KONAMI CORPORATION stockholders per share	¥79.30	¥99.76	¥96.48	¥166.23	¥95.04
Cash dividends declared per share (5)	¥54.00	¥54.00	¥32.00	¥50.00	¥50.00

Balance Sheet Data:
Total current assets	¥136,675	¥134,562	¥148,934	¥161,965	¥153,483
Total goodwill, identifiable intangible assets and property and equipment	118,360	119,579	122,953	125,409	126,810
Total assets	301,670	298,198	313,891	328,006	322,948
Total current liabilities	62,386	53,465	63,155	67,890	59,512
Total long-term liabilities	55,745	55,502	52,329	44,396	37,437
Common stock	47,399	47,399	47,399	47,399	47,399
Total KONAMI CORPORATION stockholders’ equity	178,632	184,465	193,914	215,458	225,425
Noncontrolling interest	4,907	4,766	4,493	262	574
Total equity	183,539	189,231	198,407	215,720	225,999

(1)	During fiscal 2009, we recognized ¥11,121 million of restructuring and impairment charges that include impairment losses of long-lived assets for our Health & Fitness segment.
(2)	During fiscal 2010, we recognized ¥2,339 million of restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities for our Health & Fitness segment.
(3)	During fiscal 2011, we recognized ¥4,455 million of earthquake related impairment charges and expenses that include impairment losses and write-downs of damaged assets related to our facilities mainly in the Kanto and Tohoku regions due to the impact of the March 11, 2011 earthquake disaster mainly on our Health & Fitness segment and others.
(4)	During fiscal 2011, we recognized a ¥2,543 million gain on bargain purchase at the time of acquiring 100% equity ownership of TAKASAGO ELECTRIC INDUSTRY CO., LTD. as a consolidated subsidiary for our Pachinko & Pachinko Slot Machines segment, due to the fact that fair value of the net assets of TAKASAGO ELECTRIC INDUSTRY CO., LTD. exceeded our acquisition price.
(5)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

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

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2009	110.48	87.80	100.62	99.15
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41
2013	96.16	77.41	82.96	94.16

Calendar year 2013
January	91.28	86.92	89.06	91.28
February	93.64	91.38	93.00	92.36
March	96.16	93.32	94.77	94.16
April	99.61	92.96	97.76	97.52
May	103.52	97.28	100.92	100.83
June	100.15	94.29	97.24	99.21
July	101.08	97.80	99.67	98.35

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of August 23, 2013, the noon buying rate was ¥98.57 per $1.00.

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

The market for video game software, amusement arcade games, token-operated games, card games and online service products that belong to our Digital Entertainment segment, gaming machines that belong to our Gaming & Systems segment, and pachinko liquid crystal display and pachinko slot machines that belong to our Pachinko & Pachinko Slot Machines segment are “hit” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, the fast growth of our card game products in recent years resulted from the sales of our Yu-Gi-Oh! TRADING CARD GAME, and revenues for our content for social networks business are heavily dependent on the sales of our rapidly growing titles such as DRAGON COLLECTION, SENGOKU COLLECTION, CROWS X WORST—Saikyou Densetsu—and Professional Baseball Dream Nine. Similarly, hit home video game software titles such as the WORLD SOCCER Winning Eleven series and the METAL GEAR SOLID series, as well as our e-AMUSEMENT products for our amusement facilities, have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability in these segments could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits in these segments could be harmed.

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

The markets for content for social networks, video game software, amusement arcade games, token-operated games, card game products, gaming machines and most of our other products are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In the case of video game software for handheld systems and home game consoles, amusement arcade games, token-operated games, gaming machines and pachinko and pachinko slot machines, significant price competition and reduced profit margins may result as the hardware product cycle matures. In addition, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

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

Our product sales are affected by customer’s ability and desire to spend disposable income on the purchase of our products. Any significant downturn in general economic conditions which results in a reduction in consumers’ discretionary spending could reduce demand especially for entertainment and health-oriented products and services like ours and may harm our business. For example, economic weakness in Europe and lingering uncertainty surrounding the sovereign debt of several European economies have negatively affected consumer spending trends in Europe and in the global economy generally and may continue to have an adverse impact on economic conditions, including in Japan. Economic downturns have been, and may continue to be, characterized by diminished product and service demand and subsequent erosion of average selling prices.

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

Our quarterly operating results also may be materially impacted by other factors, including the operating condition of our content for social networks, the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title. Also, many of our products are in the greatest demand from November to January, particularly in November and December and at the end and beginning of the year. The reason for this trend is that these months correspond to the periods of children’s school holidays. In Japan, it is customary to give presents to girlfriends, boyfriends, and family members during the Christmas and New Year season and buy toys as Christmas and New Year presents in December and January. In addition, in the U.S. demand is highest from November, starting with Thanksgiving and through the Christmas season. Moreover, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of video game systems by the manufacturers of those platforms, such as Sony Corporation (“Sony”), Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”).

Inability to procure commercially valuable intellectual property licenses may prevent product releases or result in reduced product sales.

We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of our products are based on intellectual property and other character or story rights acquired or licensed from third parties. For example, our products often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as Major League Baseball Properties, Inc., and Major League Baseball Players Association. We have also acquired content licenses from sports organizations such as FIFPro Commercial Enterprises BV, the UEFA Champions League, the Japan Professional Baseball League, the Japan Professional Soccer League, or J-League, and the Japan Football Association. In addition, we have obtained content licenses from various companies, including NIHON AD SYSTEMS Inc., Kodansha Ltd. and Shogakukan-Shueisha Productions Co., Ltd.

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

Our video game software products, amusement arcade games, token-operated games, exercise equipment, gaming machines, pachinko liquid crystal displays (“LCDs”) and pachinko slot machines are complex and may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

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

Approximately 80% of our net revenues during fiscal 2013 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we continue to expand our international operations, particularly with respect to content for social networks, video game software, gaming machines and card game products, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens, twenties and thirties, the traditional target market for our products and services including content for social networks, computer and video games products and amusement arcade games, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining and its demographic makeup is already aging considerably. According to government estimates, as of October 2012, 24.1% of Japan’s population was aged 65 or over, and this percentage, which was released in January 2012 and calculated for the 2010 national census, is expected to reach 31.6% by 2030 and 39.4% by 2055.

Unexpected network interruptions or security breaches, including hackings, may cause delays, interruptions of service or leak of personal information, resulting in a material adverse effect on our business, financial condition and results of operations and damage to our reputation and brands.

Hacking may cause delays or other service interruptions or leak of confidential information, such as personal information and could result in significant damage to our hardware, software systems and databases, disruptions to our service and business activities, such as to our website, e-mail and other communication systems. If we experience frequent or persistent service disruptions, whether caused by hackings or failures of our own systems or those of third-party service providers, our customers’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation and brands and our business, financial condition and results of operations.

Wars, terrorism, pandemic, natural disasters and other incidents which may cause political, economic or social instability may disrupt our operations or otherwise result in a material adverse effect on our financial performance.

Incidents such as terrorism, riots, wars, pandemic and natural disasters may adversely affect the world economy. Resulting social and political instability may cause further economic and political uncertainty in each of the regions we conduct our operations. As a result, our and our suppliers’ operations and financial performance as well as our customers’ investment and consumption patterns may be adversely affected. For instance, on March 11, 2011, a large earthquake and subsequent tsunami and aftershock hit northeastern Japan, causing material losses and damage to life, infrastructure and distribution routes, as well as supply instability in certain regions caused by damage to a nuclear power plant complex in Fukushima Prefecture.

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

Also, when new game consoles are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current consoles in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation 2 and Nintendo GameCube platforms were negatively affected by the platform transition to Sony PlayStation 3, Nintendo Wii and Microsoft Xbox 360. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, we may experience lower-than-expected sales.

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

Almost all of our revenues from the game software business have historically been derived from sales of video game software for use on proprietary game platforms developed and manufactured by other companies. We may only publish our games for play on their game platforms if we receive a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If we cannot obtain licenses to develop video game software from manufacturers of popular game consoles or if any of our existing license agreements are terminated, we will not be able to release video game software for those systems, which may have a negative impact on our results of operations and profitability. Although we cannot assure shareholders that we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems when the term of existing license agreements end, to date we have always obtained extensions or new agreements with the hardware companies. We also depend on hardware manufacturers for the following additional reasons:

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

Our game software for both game consoles and amusement arcade games may be subject to governmental restrictions, rating restrictions or to legal claims regarding content.

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

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over networks and on mobile phones. Although we are marketing mobile phone-based games as well as games which can be downloadable or which allows multiple players to play against each other using Wii, Nintendo DS, Nintendo 3DS, PlayStation 2, PlayStation 3, PlayStation Portable, PlayStation Vita, Xbox 360 or personal computers, games have diversified over recent years and consumers now have expanded choices. If there is any substantial decline in the popularity of our network-based games, our business, revenues and profits could be harmed.

In addition, the development and operation of Internet-based games require a long period for development and a substantial amount of initial investment, including for example numerous test operations of facilities such as servers. If our Internet-based games are not received favorably in the market, we may be unable to recoup our initial investment or operating expenses, and may have to recognize an impairment charge with respect to the servers and software assets associated with such games.

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

Any development adversely affecting our operation of content for social networks may have a negative impact on our profitability and growth.

Our ability to achieve wide acceptance of our content for social networks by users depends in part on whether we can provide attractive content in a timely manner and efficiently operate our games. Even if our content for social networks achieves wide acceptance, we may be unable to generate adequate revenue from such content for social networks, as most of the games in this category are free to play and generate revenue only from sales of virtual items to players. In addition, the success of our content for social networks may be affected by the expansion of the industry related to content for social networks as well as other factors which are beyond our control. Such factors include:

•	changes in the economy;

•	the pace of market expansion;

•	popularity of content for social networks; and

•	establishment of legal regulations concerning content for social networks and self-imposed restrictions in the industry.

If we are not able to provide competitive content, or if these political, economic, legal and other factors adversely affect the operation of our content for social networks our financial conditions and results of operation may be negatively impacted.

If the agreements entered into with the distributors of our content for social networks are terminated, the continued provision of the services we are currently providing will become difficult, which may adversely affect our revenues and profitability.

We currently provide content for social networks almost entirely on the social networking sites operated by other companies. Our provision of content for social networks is based on agreements entered into with the distributors which operate the social networking sites. In addition, with respect to our content for social networks, the proportion accounted for the use of specific distributors has increased. Therefore, if the agreements with the distributors are terminated, it will become difficult for us to continue providing services of our content on those social networking sites, and our businesses and financial performance may be damaged.

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

Risks Relating to Our Health & Fitness Segment

Our Health & Fitness segment may not grow as we expect if we are not able to efficiently operate club locations upon opening such locations.

Our operating results depend in part on our ability to efficiently operate club locations upon opening such locations. The successful development of clubs will depend on various factors, including our ability to:

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

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2013, such deposits and guarantee money accounted for over 8% of our total assets.

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

In North America, the manufacture and distribution of gaming products is subject to numerous federal, state, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in the states of Arizona, California, Colorado, Connecticut, Florida, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, New York, North Dakota, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Dakota, West Virginia, Wisconsin, and the Provinces of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan in Canada due to our gaming product business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator for participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

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

Natural disaster such as the Great East Japan Earthquake may cause postponement of the release of our products, delays in shipment due to the disruption of distribution network, decreases in or cancellation of orders from facilities located in disaster-stricken areas, delays in delivery of parts procured from suppliers in the disaster-stricken areas and related revisions to our production system, as well as increases in procurement costs for parts and delays in procurement caused by increased scarcity of parts and inventory supply shortages in the market. Any of these factors could have an adverse effect on our business.

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

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the highs and lows of price per share of our common stock ranged from ¥1,535 to ¥2,423 during fiscal 2013.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of March 31, 2013, there were 138,618,060 shares of our common stock outstanding including 38,694,426 shares, representing 27.91% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman and his Kozuki Foundation for Sports and Education, Kozuki Holding and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,500,000 additional shares of common stock generally without any shareholder approval. In addition, as of March 31, 2013, we held 4,881,940 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

B.    Business Overview.

Overview

We develop, publish, market and distribute video game software products globally for stationary consoles such as Sony PlayStation 2, PlayStation 3, Nintendo Wii, and Microsoft Xbox 360, and for portable consoles such as Sony PlayStation Portable, PlayStation Vita, Nintendo DS and Nintendo 3DS, as well as for use on personal computers. In addition, we plan, produce, operate and distribute content for social networks and entertainment content for mobile phone online games.

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

In addition, we believe that we are the leading operator of fitness clubs in Japan, in terms of revenues and members. As of March 31, 2013, we had a nationwide network of 203 directly operated health and fitness club facilities and 172 sports facilities whose operations are outsourced to us and which cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006. We also have enhanced the value of each facility of former Sportsplex Japan Co., Ltd., which was merged into Konami Sports & Life Co., Ltd. as of June 30, 2008, by promoting the expansion of high quality and wide-ranging services. As part of our plan to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of health-related equipment and supplements, we acquired our consolidated subsidiary, COMBI WELLNESS Corporation, merging into Konami Sports & Life Co., Ltd. on June 1, 2012, in order to rationalize our business and concentrate our corporate resources.

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

•

METAL GEAR SOLID, first sold in 1998, was developed into METAL GEAR SOLID2 SUNS OF LIBERTY in 2001, METAL GEAR SOLID3 SNAKE EATER in 2004 and METAL GEAR SOLID 4 GUNS OF THE PATRIOT in 2008 and has been sold worldwide in combination with various secondary titles, and received high reviews from the market. Total sales volume for the series has exceeded 35 million units.

•	Tokimeki Memorial, a teenage romance game first introduced in 1994, have been hit video game software products and have also generated substantial sales of related character goods.

•

LOVEPLUS, a romance communication game introduced in September 2009, became a hit product due to a widely-discussed new game element that allows players to blend reality and the virtual world. It recorded favorable sales generated not only by sales of game software but also by sales of serialized comic books and related products.

•

We began selling the Winning Eleven series, a soccer game, in the form of home video game software in Japan in July 1995, and later expanded its compatibility to several home video game platforms. We have also introduced the series in overseas markets, particularly Europe and the Americas. We have sold a total of more than 82 million units for the series. In addition, we developed the title as amusement game software and mobile content.

•	Since 2010, DRAGON COLLECTION, for which online distribution was launched on GREE, a social networking site, has shown favorable sales. We have focused on developing the content for the content for social networks market and have started distributing a wide range of game contents for these titles since 2011, such as Professional Baseball Dream Nine, World Soccer Collection, CROWS X WORST—Saikyou Densetsu—, and SENGOKU COLLECTION on domestic platforms, including GREE and Mobage, and overseas platforms, including KAKAO and T-store.

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

For the fiscal year ended March 31, 2013, we had consolidated net revenues and net income attributable to our shareholders of ¥225,995 million and ¥13,174 million, respectively, compared with net revenues and net income attributable to our shareholders of ¥265,758 million and ¥23,012 million, respectively, for the fiscal year ended March 31, 2012.

Products and Services

We classify our businesses into four segments: Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Operating in a business environment with lowering barriers to entry in the digital entertainment industry, we decided to reposition our existing major products and services, including content for social networks, video game software, amusement arcade games, and card games, into one Digital Entertainment segment from March 2011 to create a business structure where we can achieve maximum synergies. During fiscal 2013, this segment had net revenues of ¥116,366 million, which accounted for 51.5% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five types of products and services as follows:

•

Content for social networks:    We produce and distribute content for social networks, build computer systems related to online games, maintain and operate online servers, produce and distribute content for mobile phones, and produce online games. We also plan, produce and sell music and video package products.

•	Video game software: We produce, manufacture and sell video game software, purchase and distribute video game software for home use.

•	Amusement arcade games: We produce, manufacture and sell video games for amusement facilities and content for token-operated games.

•	Card games: We plan, produce, manufacture and sell card games.

•	Other products: We plan, produce, manufacture and sell electronic toys, figures and character goods.

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. During fiscal 2013, this segment had net revenues of ¥79,896 million, which accounted for 35.4% of our consolidated net revenues, before elimination of intersegment revenues.

Gaming & Systems Segment

This segment is involved in development and sales of content, hardware and casino management systems for gaming machines for casinos outside of Japan. During fiscal 2013, our net revenues from this segment were ¥24,984 million, which accounted for 11.1% of our consolidated net revenues, before elimination of intersegment revenues.

Pachinko & Pachinko Slot Machines Segment

This segment is involved in production, manufacturing and sales of pachinko slot machines and LCDs for pachinko machines. During fiscal 2013, our net revenues from this segment were ¥5,398 million, which accounted for 2.4% of our consolidated net revenues, before elimination of intersegment revenues.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2013.

Segment Revenues

	Year ended March 31,
	2011	2012	2013
	(yen in millions)
Net Revenues:
Digital Entertainment	¥133,124	¥140,400	¥116,366
Health & Fitness	85,911	82,555	79,896
Gaming & Systems	21,868	25,212	24,984
Pachinko & Pachinko Slot Machines	17,987	18,430	5,398
Eliminations	(902)	(839)	(649)

Consolidated net revenues	¥257,988	¥265,758	¥225,995

Notes:

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥140,400 million in fiscal 2012 and ¥116,366 million in fiscal 2013, a decrease of ¥24,034 million.

Content for Social Networks

Industry Overview

At the end of March 2013, the number of mobile phone handset subscriptions worldwide has grown by 7.5% to 6,410 million compared to the previous year, and is expected to further increase, especially in emerging countries.

Further, the shift in the mobile phone handset market from the traditional feature phone handset to the smart phone handset equipped with iPhone and Android OS has continued and the number of smart phone subscribers is estimated to exceed 50% in the global market by fiscal year 2015. Additionally, the usage of the smart phones on social platforms has been increasing. As users of content for social networks in feature phones have shifted to the use of smart phones, the number of content for social networks for smart phones that contents providers provide has increased and the market for these games has rapidly expanded.

In recent years, in North America, content for social networks on PC platforms have become mainstream, and free service without basic fee or pay-per-item has led the market and continues to expand. Furthermore, although the applications market in the smart phones has also flourished, there is a severe competition due to low entry barriers.

In China, the pricing plans offered by communication carriers are not fully developed, and as a result, the market is still poised for growth. In South Korea, the pricing plans offered by communication carriers have expanded and smart phones have become prevalent, increasing the number of users of game contents.

Our Content for Social Networks

We develop, publish, distribute and sell software for home video game systems, personal computers, mobile phones and online networks. We plan to be actively involved in the mobile phone and social networking products and services in light of the recent growth of the markets and we believe that there is a opportunity to increase our profits by leveraging our software titles.

In October 2001, we established Konami Mobile Online, Inc., which developed games for mobile phones, and after changing its trade name and merging it with our operations, since March 31, 2006 we have developed our online business through Konami Digital Entertainment Co., Ltd. for the purpose of realizing synergies between our video games software and card game products and services. As a result, these products and services have expanded to include the development and distribution of game content not only for mobile phones but also for various multi-function devices such as smartphones and have grown to be important income generating products and services for us. In addition, as a distribution service of game content, in recent years these products and services have expanded rapidly through growth in content for social networking sites. Since many of our content for social networks can be played free of charge, the number of users registered on social networking sites has increased, and accordingly revenues from purchases of items granting players in-game advantages have increased. Based on this business model, DRAGON COLLECTION, for which the online distribution was launched on GREE in September 2010, has enjoyed high popularity among players, including achieving the top game ranking of GREE for 50 consecutive weeks, and we have steadily increased the number of users and achieved favorable results for this title. Furthermore, the online distribution of Professional Baseball Dream Nine, a baseball content for social networks officially licensed from Nippon Professional Baseball, was launched on GREE, and the online distribution of SENGOKU COLLECTION, a content for social networks in which players aim to become a shogun ruler, was launched on Mobage. We also have reinforced the content roll-out for the content for social networks market. Through the introduction of these titles, we have been strengthening our content development for the content for social networks market.

On April 1, 2011, we acquired 100% ownership in HUDSON SOFT CO., LTD. (“HUDSON”), a leader of the mobile industry, and completed a merger with HUDSON into Konami Digital Entertainment Co., Ltd. on March 1, 2012. While growth in the smart phones business is expected, we aim to establish a business structure that can properly respond to the rapidly changing content for social networks market by integrating the know-how of the Konami group with its high staging and producing ability for games with the strengths of HUDSON, with its outstanding planning ability and flexibility.

Video Game Software

Industry Overview

The video game industry is comprised of video game hardware manufacturers and video game software publishers. Game hardware systems, frequently referred to as platforms, include home game consoles, handheld game consoles and personal computers.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

		Year of Introduction
Manufacturer	Platform Name	Japan	U.S.	Media Format
Home Game Consoles:
Nintendo	NES	1983	1985	Cartridge
Sega	Genesis	1988	1989	Cartridge
Nintendo	SNES	1990	1991	Cartridge
Sega	Saturn	1994	1995	CD-ROM Disc
Sony	PlayStation	1994	1995	CD-ROM Disc
Nintendo	Nintendo 64	1996	1996	Cartridge
Sega	Dreamcast	1999	1999	Proprietary Disc
Sony	PlayStation 2	2000	2000	DVD-ROM Disc
Nintendo	GameCube	2001	2001	Proprietary Disc
Microsoft	Xbox	2002	2001	DVD-ROM Disc
Microsoft	Xbox 360	2005	2005	DVD-ROM Disc
Nintendo	Wii	2006	2006	Proprietary Disc
Sony	PlayStation 3	2006	2006	BD-ROM
Nintendo	Wii U	2012	2012	Proprietary Disc

Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge
Nintendo	Game Boy Color	1998	1998	Cartridge
Nintendo	Game Boy Advance	2001	2001	Cartridge
Nintendo	Nintendo DS	2004	2004	Cartridge
Sony	PlayStation Portable	2004	2005	UMD
Nintendo	Nintendo 3DS	2011	2011	Cartridge
Sony	PlayStation Vita	2011	2011	Cartridge

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

As for stationary systems, starting with Microsoft Xbox 360 released in December 2005 in Japan and November 2005 in North America, Sony PlayStation 3 was launched in November 2006 in Japan and March 2007 in Europe, as well as Nintendo Wii in December 2006 in Japan and November 2006 in North America. These game consoles have become more highly sophisticated in their ability to show expressiveness when playing games. Furthermore, next-generation game consoles are being introduced with the launch of the Nintendo Wii U in December 2012 and the scheduled launch of the Sony PlayStation 4 and Xbox One, from the end of 2013 to the beginning of 2014.

Internet technology for high speed broadband has enabled customers to have a more interactive and enhanced online experience. The spread of broadband services and continued competition among broadband providers has led to further growth in the market for online games. With the rapid spread of broadband infrastructure, many game console manufacturers and video game software publishers have entered the online game business. For example, Sony Computer Entertainment started a broadband online service for PlayStation 2 in the beginning of 2002 through which users can play games online and download software as well as enjoy broadband contents such as movies and music at home. In the middle of 2002, Sony Computer Entertainment America Inc. started selling online adaptors and software for PlayStation 2 in the U.S., and in late 2006, started a download service through its network in conjunction with the release of PlayStation 3. In late 2002, Nintendo started an online service for GameCube in Japan and the U.S., and in conjunction with the release of Wii at the end of 2006, started a “virtual console” service in which users can download and play previously released game software for old models, and in March 2008, launched the “WiiWare” service, in which users can download new game software not available in stores. Microsoft started an online service for Xbox called “Xbox Live” in November 2002 in the U.S. and in January 2003 in Japan, and the service has continued with Xbox 360, which was released in 2005. Currently, all portable game consoles and stationary game consoles have built-in network functions. Consequently, we are expanding further our range of online services. In addition, online distribution of additional content for packaged software has brought about a change in the old business model, under which a sale was concluded upon the delivery of the product to a retailer, to a new business model under which we can expect continued revenues from selling additional content to players. These services are expected to become a new source of income in part because risks unique to a retail business such as inventory, price protection and returned goods do not exist.

Our Video Game Software

As for our video game software, we develop, publish, distribute and market software for video game systems and, to a lesser extent, personal computers. Most of our software consists of video games designed for use with video game platforms, including PlayStation 2, PlayStation 3, PlayStation Portable, PlayStation Vita, Nintendo DS, Nintendo 3DS and Wii and Microsoft Xbox 360, and PCs.

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

Software Titles

Although we once published more than 100 new titles of video game software each year, since fiscal 2010, we have streamlined the number of new titles under the theme of “Selection and Concentration” to 54 titles in fiscal 2011, 46 titles in fiscal 2012 and 10 titles in fiscal 2013. Almost all of these titles are designed for use with leading home and portable game platforms. We publish software titles in a variety of genres, including sports, action, role playing and communication.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2013 and 2014 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2014 will be released when scheduled, if ever.

Titles Released in Fiscal 2013

Title	Category	Platform	Release Date	Market
METAL GEAR RISING REVENGEANCE	Tactical Espionage Action	Multi-Platform	February 2013	Worldwide

PROFESSIONAL BASEBALL SPIRITS 2013	Sports (Baseball)	Multi-Platform	March 2013	Japan

JIKKYOU PAWAFURU PUROYAKYU 2012	Sports (Baseball)	Multi-Platform	July 2012	Japan

JIKKYOU PAWAFURU PUROYAKYU 2012 KETTEIBAN	Sports (Baseball)	Multi-Platform	December 2012	Japan

WORLD SOCCER Winning Eleven 2013	Sports (Soccer)	Multi-Platform	October 2012	Japan

Pro Evolution Soccer 2013	Sports (Soccer)	Multi-Platform	September 2012	North America

Europe

Tongari Boushi to Mahou no Machi	Communication	Nintendo 3DS	December 2012	Japan

SILENT HILL : Book Of Memories	Horror Action RPG	PlayStation Vita	October 2012	Worldwide

FRONTIER GATE Boost+	Roll Playing Game	PlayStation Portable	March 2013	Japan

Castlevania: Lords of Shadow—Mirror of Fate	Action	Nintendo 3DS	March 2013	Worldwide

Titles Anticipated to be Released in Fiscal 2014
Title	Category	Platform	Release Date	Market
PROFESSIONAL BASEBALL SPIRITS 2014	Sports (Baseball)	Multi-Platform	Fiscal 2014	Japan

JIKKYOU PAWAFURU PUROYAKYU 2013	Sports (Baseball)	Multi-Platform	Fiscal 2014	Japan

WORLD SOCCER Winning Eleven 2014	Sports (Soccer)	Multi-Platform	Fiscal 2014	Japan

Pro Evolution Soccer 2014	Sports (Soccer)	Multi-Platform	Fiscal 2014	North America

Europe

*	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•

METAL GEAR SOLID.    With respect to our METAL GEAR SOLID series, we have sold over five million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and five million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. METAL GEAR SOLID 3 SNAKE EATER, launched in 2004, sold more than four million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, and METAL

GEAR SOLID 4 GUNS OF THE PATRIOT, launched in 2008, sold more than 5 million units in total. METAL GEAR RISING REVENGEANCE was also launched during the fiscal year ended March 31, 2013, increasing our total series sales to over 35 million units as of March 31, 2013.

•

Soccer titles.    We have sold a total of over 82 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe and North America) in worldwide as of March 31, 2013, since the initial title was released during the fiscal year ended March 31, 1996.

•	Baseball titles. We have sold a total of over 24 million units of baseball titles as of March 31, 2013, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2011	2012	2013
Platforms	Units	Units	Units
	(sales units in tens of thousands)
PlayStation 2	130	84	39
PlayStation 3	588	629	656
PlayStation Portable	448	384	176
PlayStation Vita	—	7	66
Nintendo DS	349	176	34
Nintendo 3DS	41	116	82
Wii	349	191	75
Xbox 360	251	219	213
PC	38	24	20
Other	0	0	0

Total	2,194	1,830	1,361

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

Further, the video game software market is recently experiencing a polarizing trend whereby so-called “high-end AAA titles” designed with leading-edge programming technology to optimize the specifications of a game machine have increased in sales volume while many other titles remain stagnant. As these “high-end AAA titles” usually have a long two to three year development period and require commitment of management resources for research and development of technology, it is necessary to establish a strategic product development structure and perform allocation of management resources.

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

Hiring and retaining talented creative staff is crucial to develop successful content. We believe that our compensation structure that rewards creators for the success of their games and our policy of providing creators substantial independence and flexibility, enables us to attract and retain game creators that are among the best in the industry.

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

Amusement Arcade Games

As for our amusement arcade games, we produce and sell video game machines and token-operated game machines for amusement arcades.

Industry Overview

According to an industry statistical report, the amusement industry in Japan recorded total revenues of ¥672.2 billion in fiscal 2012. The breakdown by category is shown in the following table.

Amusement Industry-Revenues in Japan

	Fiscal Year Ended on March 31,
Industry	2006	2007	2008	2009	2010	2011	2012
	(billions of yen)
Amusement arcade operations	¥682.5	¥702.9	¥678.1	¥573.1	¥504.3	¥495.8	¥487.5
Amusement arcade games (Japan)
Video game machines	48.5	50.2	49.7	48.4	37.7	38.4	43.5
Token-operated game machines	46.0	48.5	44.0	37.1	28.9	30.6	36.2
Prize machines	12.7	14.0	12.7	10.3	7.8	8.2	7.8
Vending machines	19.3	18.4	16.9	12.1	10.2	11.0	14.0
Music simulation game machines	3.4	3.4	4.7	4.2	4.0	4.2	5.3
Card games, etc. (excluding kids’)	11.5	8.7	8.0	9.4	8.3	6.6	5.3
*Kids’ card games, etc.	—	23.7	19.6	15.0	10.9	10.4	11.8
Other	47.2	43.3	50.0	46.4	48.8	52.4	49.8

Sub-total	188.6	210.2	205.6	182.9	156.6	161.8	173.7
Amusement arcade games (exports)	10.6	13.2	13.5	13.3	13.0	11.5	11.0

Total	¥881.7	¥926.3	¥897.2	¥769.3	¥673.9	¥669.1	¥672.2

*	Sales amounts related to the Kids’ card games industry was added from fiscal 2007.

Source:	“Amusement Industry Survey, Fiscal Year Ended on March 31, 2012” (September 2012), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have diverse leisure alternatives. In Japan’s amusement industry as a whole, the revenues produced by the amusement arcade operations continued to decrease to ¥487.5 billion in the fiscal year ended March 31, 2012 from ¥495.8 billion in the fiscal year ended March 31, 2011 (according to the latest available data). This decrease in the industry-wide revenue was primarily due to shutdown of relatively small scale amusement arcades, which in turn had resulted from a decline in the number of customers and the level consumer spending amidst the deteriorating economy. The restructuring of the amusement industry such as development of large-scale amusement arcades attractive to customers continues. Furthermore, the sales volume of equipment increased from the previous year, recording ¥173.7 billion in the fiscal year ended March 31, 2012 compared to ¥161.8 billion in the fiscal year ended March 31, 2011. This trend is primarily due to the shutdown of amusement arcades with deteriorating revenues and the rationalization of arcade operations.

Our Amusement Arcade Games—Video Game Machines

As for our amusement arcade games, we develop, produce and sell video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In the fiscal year ended March 31, 2013, we introduced approximately 13 new titles for video game machines for amusement arcades. Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, and at the same time, some constitute a recognized brand such as DanceDanceRevolution and MAH-JONG FIGHT CLUB.

The main purchasers of our video game machines are amusement arcades. We have sought to respond to market trends by introducing low price products and products that involve the type of play that cannot be replicated easily by home video game systems. In this regard, our music simulation games have been successful. These games evolved from beatmania, a disc jockey simulation game developed in our amusement arcade game business. Hit music simulation games have included DanceDanceRevolution, pop’n music, GuitarFreaks & DrumMania and jubeat. These music-simulation game machines are relatively expensive, but can accommodate relatively inexpensive software updates for sequel games. Because the price of new software generally is substantially less expensive as compared to the price of a new amusement arcade machine, software upgrades tend to be more attractive to our customers.

In March 2002, our amusement arcade game business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by KONAMI, creating a new amusement arcade market. This service allows multiple players to participate in the same game simultaneously from different locations nationwide and to continue playing after saving the game. Our MAH-JONG FIGHT CLUB, which is our first title compatible with e-AMUSEMENT, is retaining its popularity in part due to events such as national conventions where players can try their skills in a tournament. With respect to the MAH-JONG FIGHT CLUB series, starting with MAH-JONG FIGHT CLUB ultimate version, we have introduced e-Amusement Participation (a method to share playing fees of users with operators) as a new business model enabling the distribution of new contents in sequence depending on the requests of users and operational status of the consoles, contributing to the enhancement of the operational ratio of the consoles and stable profits as well as providing the equipment necessary for consoles and systems at an inexpensive price, resulting in the mitigation of the initial investments by operators.

Our Amusement Arcade Game Titles:

The following are the major models of our video game machines currently on sale that are compatible with our e-AMUSEMENT service.

•	MAH-JONG FIGHT CLUB, a Mah-jong game that allows multiple players to participate simultaneously from different locations;

•	QUIZ MAGIC ACADEMY, an online quiz game participated by many players from all over the country;

•	BEMANI series: beatmania IIDX, pop’n music, DanceDanceRevolution, GuitarFreaks & DrumMania, music simulation games such as jubeat; and

•	BASEBALL HEROES, an online baseball game that allows multiple players to participate by using professional baseball players’ cards.

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

Amusement Arcade Games—Token-Operated Game Machines

Token-operated Game Machines in Japan

As indicated in the previous table, as of fiscal 2012 sales of token-operated game machines amounted to ¥36.2 billion, comprising approximately 21% of the ¥173.7 billion Japanese amusement arcade game market. Also, as indicated in the following table, although the sales of token-operated game machines continued to decrease until fiscal 2010, they started increasing again in fiscal 2012. This increase was due to the launch of new popular large-sized game machines, upgrading several popular game machines and the release of medal new games for kids and medium-sized game machines.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2006	2007	2008	2009	2010	2011	2012
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥46.0	¥48.5	¥44.0	¥37.1	¥28.9	¥30.6	¥36.2
Revenues from amusement arcade operations	682.5	702.9	678.1	573.1	504.3	495.8	487.5
Revenues from token-operated game machines	179.7	199.8	195.1	167.0	151.3	146.9	139.5
Token-operated game machine revenues as a percentage of amusement arcade revenues	26.3%	28.4%	28.8%	29.1%	30.0%	29.6%	28.6%

Source:	“Amusement Industry Survey, Fiscal Year Ended on March 31, 2012” (September 2012), Japan Amusement Machinery Manufacturers Association.

Our Amusement Arcade Games—Token-Operated Game Machines

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by renting tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our popular token-operated game machine released in February 2012 called “Venus Fountain” is a token-operated game which can be played by inserting a digital token and making entries by a touch panel. We have introduced a service that allows a smart phone application to link to the arcade game so that a user can enjoy the game at any time.

Medium- and large-sized game machines, which attract older children and adults, are supplied mainly to amusement arcades. Our principal machines also include the ETERNAL KNIGHTS series, a new sensory experience adventure game simulation RPG, the FANTASTIC FEVER series and the GI series, large-scale horse race games in which users can bet tokens and play racing games or training games. We also sell the Tower Pusher series, a type of small-sized token-operated game machines. In this way, we are advancing a full lineup of various types of token games.

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline, the child population is expected to continue to decline slightly in the future. According to government estimates, the number of births in Japan has declined from 2.09 million in 1973 to 1.03 million in 2012. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 16.5 million in the estimated population as of April 2013. The population of children is expected to fall below 10 million in 2046.

The phenomenon of children abandoning toys at a younger age is due to the changing pattern of children’s lives. A large number of children go to music classes (piano classes, etc.), fitness clubs (swimming schools, etc.) and cram schools (educational institutions to help enter kindergartens, primary schools and junior and senior high schools) from infancy, and thus, they spend less of their leisure time playing with toys than previous generations did. Moreover, electronic toys such as Nintendo 3DS now occupy an important position in the toy market. These toys are also used by younger people. The popularity of electronic games is a significant factor for the decreasing demand for general toys.

Trends and Characteristics of Toy Demand

In recent years, the toy and hobby business has been under difficult conditions not only due to the declining birthrate but also due to the diversification and the changes in customer’s preference.

Under these circumstances, the age target set by toy makers has widened from infants aged zero to seniors. Furthermore, the trading card game products, regarded to belong to the peripheral area of conventional toys, are expected to expand due to the release of new products, such as games that are played in combination with content for social networks for mobile devices and PCs.

Our Card Games

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

More than 90% of our revenues from card games have been derived from worldwide sales of our Yu-Gi-Oh! TRADING CARD GAME, and changes in the revenues and income from our card games have depended primarily on changes in worldwide sales of our Yu-Gi-Oh! TRADING CARD GAME. We believe we have the largest share of the worldwide card game market according to data available from the Japan Toy Association and the Toy Industry Association, Inc. In February 1999, we launched our Yu-Gi-Oh! TRADING CARD GAME in Japan. The Yu-Gi-Oh! TRADING CARD GAME is based on a comic that was originally serialized in one of Japan’s most popular weekly comic magazines.

We continue to sell our Yu-Gi-Oh! TRADING CARD GAME globally in the United States and European countries, as well as in Japan.

Production

Our card game products are produced both overseas and in Japan by various third-party manufacturers. We are not dependent on any single manufacturer for the production of our card game products.

Marketing, Sales and Distribution

Marketing and sales in Japan are mostly conducted through direct sales to retailers, but depending on our target users and market conditions, we may choose more suitable methods. In July 2001, we opened the Konami Card Game Center in Tokyo as a customer service base for our card game business and in April 2011, it moved to Tokyo Midtown, where our headquarters are located, changed its name to KONAMI CARDGAME STATION and commenced new operations. Although we used to have partnership with retailers in the United States and Europe, we have switched to our independent distribution and have conducted sales in the United States since December 2008 and in Europe since April 2009, respectively.

Health & Fitness Segment

Our Health & Fitness segment is comprised of the operation of fitness clubs and the design, manufacture and sales of fitness machines and fitness-related products.

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥79,896 million in fiscal 2013, a decrease of ¥2,659 million from ¥82,555 million in fiscal 2012.

Fitness Club Business

Industry Overview

According to “Fitness Club Industry Trends in Japan, 2011” published by Club Business Japan, the fitness club industry in Japan has reached a mature stage, with revenues generated at private fitness club in Japan leveling-off from ¥422.0 billion in 2007 to over ¥409.5 billion in 2011 and the number of private fitness club memberships remaining at generally the same level, from 4.1 million to 3.93 million over the same period. In 2012, the number of major fitness club memberships remained at approximately the same level as the previous year and it is anticipated that this trend may not change significantly in 2013.

On the other hand, the number of facilities continued to increase but not at the same pace as in 2007 when an increase of 20% was recorded compared to the previous year, and the total number of facilities was estimated to be 3,574 as of the end of December 2011. In 2011, a total of 192 new clubs were opened. While the pace of opening small-scale circuit training gyms remains higher, the pace of opening regular-sized gyms declined year-on-year and the pace of opening new-type facilities, such as small-scale gyms and studio-type facilities specializing in yoga and pilates exercise, has remained at approximately the same level as the previous year. It is anticipated that this trend may not have changed significantly as of the end of December 2012.

In this manner, competition intensified in metropolitan areas due to the diversity of industries or the emergence of specialized facilities. On the other hand, withdrawal from membership is on a declining trend and the annual consumption rate per individual is increasing overall due to an increase in the rate of participation by middle age groups, as well as a swingback of consumption since the stagnation that followed Great East Japan Earthquake and an increased interest in health and fitness after the Great East Japan Earthquake due to a heightened awareness for the need to improve health and fitness.

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

Our Fitness Club Services

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

As of March 31, 2013, we directly owned and operated a nationwide network of 203 fitness clubs and operated an additional 172 sports facilities outsourced to us. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We also act as a nationwide agent of health and fitness programs for the Japan area, acquiring licenses for programs having worldwide popularity, and supply these programs to other fitness clubs as well. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations.

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

We have experienced significant growth through a combination of (i) acquiring existing single and multi-club businesses, and (ii) developing and opening new club locations. Going forward, we will seek to provide a wide range of health-themed services with the aim of establishing ourselves as a “Total Health Partner” with connections in the entire nation. We are not only striving to establish exercise habits in our sports facilities but also outside our facilities by introducing a health management system counseling program for employees affiliated with health insurance unions challenged by the issue of how to control medical costs. In addition, in our aging society, we have promoted health programs to maintain and improve physical functions for those who need to reduce the risk of needing care as their physical and muscular strength weaken. Moreover, we expect to develop a life support program under a theme of the aging care management that can be utilized to review an individual’s exercise habits, diet and sleeping habits and other programs with the goal of exploring the possibilities of health related services and further expand the scope of our business.

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

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the fitness club industry in Japan, we unified our collection of brands, including XAX and PEOPLE, into a single brand: Konami Sports club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides fee-based individualized lessons for each customer. Furthermore, we launched the first official i-mode, Ezweb, Yahoo! (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information, and in January 2011, we launched iPhone compatible applications. Going forward, we are offering healthcare support services, such as our core service “e-XAX”, an IT health management system that manages exercise and health data, to connect the three scenes of daily health and fitness—in the fitness club, at home and outside the home. We also plan to improve customer access by launching an online webpage available for members of the club called Konami Sports club member service, which has improved customer accessibility by enabling customers to manage various procedures online.

Not only do we focus more on improving the quality of our services than on reducing our member prices within the fitness clubs in order to compete efficiently, we also offer value-added services such as spa and massage for extra charges. Also, outside of the fitness clubs, we offer various sporting events and tours in which our members can participate.

Our Health & Fitness segment develops fitness machines for home use by our consumers and fitness equipment for serious exercise for use principally in our sports fitness clubs, Konami Sports Clubs. In fiscal 2006, we completed a full lineup of our fitness machines, such as the “EZ series”, and these machines are now in Konami Sports Clubs. In addition, since COMBI WELLNESS Corporation became a wholly-owned subsidiary in May 2006, our product portfolio was expanded, including “Aerobike”, our principal product in this business. We have established a more efficient business structure for product development by merging COMBI WELLNESS Corporation into Konami Sports & Life Co., Ltd. in June 2012 and promoting the rationalization of the health service business operation.

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

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we are making efforts to provide an ever higher quality of service through the “digitization of health control” and the “enhancement of programs”. We have expanded the introduction of “e-XAX”, an IT health control system in which individual exercise histories and data for the enhancement of health are maintained, and continued the promotion of various programs such as “6 WEEKS”, a countermeasure program for lifestyle-related diseases and “BIOMETRICS”, a diet program, Targeting Waist Program, a program to combat metabolic syndrome. We are supporting the fitness of our customers by introducing a new counseling system “MY Fit Planner” which combines highly individualized one-on-one personal training based on experience, our fitness club operation know-how, a database of information collected through our fitness counseling experience and original counseling methods developed using collected data and medical interviews. The new system enables us to provide the best exercise menu to customers from 285 types of exercise programs, and to support our customers health and fitness goals by enabling regular exercise. Amid the growing needs for nursing care prevention in an increasingly aging society and with a view to develop services primarily for elderly people in good health, we established the new brand “OyZ” in October 2012, which primarily targets clients over 60 years of age, especially those with no fitness club experience or who are not currently fitness club members, in order to provide these individuals with a chance to maintain and improve their health. With the addition of OyZ, we now have four service brands at Konami Sports Club. The others brands are XAX, through which we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting younger age groups; Undo-Jyuku for children up to high school students, with various fitness schools including swimming and gymnastics schools; and GRANCISE, furnished with top-level services and facilities for business people. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, scuba diving classes and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 81% of the total operating income of our Health & Fitness segment in fiscal 2013.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of the relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. Our operating income generated from operation of facilities by contract accounted for 10% of total income of our Health & Fitness segment in fiscal 2013. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in fiscal 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, we offered an experience-oriented tour of the LES MILLS in New Zealand for which we are licensed, as well as an experience-oriented camp called “NEICHILD CAMP” allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 9% of total income of our Health & Fitness segment for fiscal 2013.

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

In joining a club, a new member signs a membership agreement which obligates the member to pay monthly dues on an ongoing basis. We collect approximately 65% of monthly membership dues through automatic payments based on credit card contained in the membership agreement. Most membership dues are paid one month in advance. Members can generally cancel their membership at the end of any month provided that they give advance notice by the tenth day of that month. We believe that this program of monthly dues collection provides a predictable and stable cash flow for us and eliminates the traditional accounts receivable function while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. During the first week of each month, we receive the dues for that month initiated by third party processors.

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

Our Fitness Products

Our fitness equipment business is primarily comprised of procurement and sales, manufacturing and marketing of fitness equipment and related products. We believe that we can create fitness machines which meet customer needs and provide convenience to provide healthy and enjoyable training as well as enabling the management of one’s exercise history by using the e-XAX IT health management system, leveraging our know-how gained through development of entertainment software and hardware as well as operation and management systems networked with such software and hardware. Such machines will further stimulate the desires of consumers thinking about joining fitness clubs, and through the exercise history and being able to see the results of their exercise, will maintain the motivation of current members. This will result in profits for our fitness club business.

We also expanded into the home fitness equipment market, by leveraging the product development know-how of COMBI WELLNESS Corporation, which became a wholly-owned subsidiary in May 2006. We have established a more efficient corporate structure for product development by merging COMBI WELLNESS

Corporation into Konami Sports & Life Co., Ltd. in June 2012 and by rationalizing our health service business operations. We plan to grow our operations by developing high quality, branded fitness equipment that meets the needs of our customers and retailers.

Production, Marketing, Sales and Distribution

Fitness Equipment

We have developed and introduced the EZ Series as “Exertainment” equipment which adds entertainment aspects to traditional fitness machines and combines exercising and entertainment. Home fitness products, allowing users to enjoy exercising at home, were also introduced, such as Refreshment Bike, a home fitness machine with a built-in generator of high amounts of concentrated oxygen and negative ions, as well as Kenshin Keikaku, a software displaying and managing physical activity data stored in e-walkeylife, a multi-functioned pedometer.

Further, with respect to full-scale exercise-oriented equipment, we have released products such as FORCED REP, a next generation strength machine which can automatically control the load and Massugu Sesuji, nursing care equipment for the elderly. Additionally, we have released e-walkeylife2 and Kenshin Keikaku 2, updated versions of pedometer and management software, and we provide a system by which users can enhance their exercise habits and lifestyle by using their own data at home.

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

Our fitness equipment and health related products had been designed, produced, developed, manufactured, marketed, sold and distributed by Konami Sports Life Corporation, our wholly owned subsidiary. Konami Sports Life Corporation merged with Konami Sports Corporation and became Konami Sports & Life Co., Ltd. as of February 28, 2006. In addition, through its merger with COMBI WELLNESS Corporation, which became our wholly-owned subsidiary in May 2006, we have established a more efficient corporate structure for product development and rationalized our health service business operations. We will promote creation of new markets and provision of various health services, through for example engaging in comprehensive operation of fitness club facilities, development and manufacturing of health-related equipment and supplement products.

Gaming & Systems Segment

Our Gaming & Systems segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Consolidated net revenues generated by our Gaming & Systems Segment, before elimination of intersegment revenues, amounted to ¥25,212 million in fiscal 2012 and ¥24,984 million in fiscal 2013, a decrease of ¥228 million. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America and Australia.

Gaming Industry Overview

Global Gaming Industry

The North American market is the world’s largest gaming market, followed by the Asia-Pacific market. Other major gaming markets include South America, Africa and Europe. Casinos are authorized to operate in more than 130 countries, and the number of countries authorizing casinos has been increasing each year.

Gaming in the United States

The gaming industry in the United States had generally experienced substantial growth during the decade between 1998 and 2007. However, the markets in some areas have been shrinking in this fiscal year due to the recent recession. Prior to 1976, gaming was limited to Nevada. In 1976, gaming was legalized in New Jersey. Between 1979 and 1988, gaming activities by various Native American tribes developed, leading to the enactment of the federal Indian Gaming Regulatory Act. The growth of Native American gaming served as a catalyst for certain jurisdictions to consider non-Native American gaming because of its potential as a source of government revenue. Since 1989, various forms of gaming have been legalized in numerous states including but not limited to Colorado, Illinois, Indiana, Iowa, Louisiana, Maryland, Michigan, Mississippi, Missouri, Ohio, Pennsylvania, Florida and Rhode Island. In addition, gaming facilities operate at casino hotels, river boat casinos and on cruise ships sailing out of numerous ports in and around the United States. Several other states have approved or are considering approval of some form of gaming.

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

Our Gaming Business

We have expanded our gaming machines business in international markets. This expansion, initiated in March 1998 by exporting components of video slot machines to Australia, was followed by the launch of video slot machine sales in the United States in late 2000. In August 2001, we acquired Paradigm Gaming Systems, Inc., through our American subsidiary, Konami Gaming, Inc., and integrated it into the Systems Division of Konami Gaming, Inc. Paradigm Gaming Systems, Inc. is a developer of casino management systems. Our casino management system product enables simultaneous accounting, marketing management, customer management and security enhancement by connecting all of the gaming machines to a casino in a unified management system. Due to the acquisition of Paradigm Gaming Systems, Inc., we are further expanding our opportunities in the gaming machine market in North America and are steadily expanding our client list. We have received licenses to manufacture and sell gaming machines in almost all of the major states and provinces in North America and Canada that permit gaming. For example, we acquired licenses from New Jersey in 2004, Oklahoma and Alberta, Canada in 2005, Pennsylvania and Florida in 2006, and Rhode Island in 2007. In October 2005, we entered into an agreement for a large-scale installation of the Casino Management System in Quebec, Canada which commenced implementation in 2006 and was completed in 2007. Furthermore, in certain states and regions in Australia, we have commenced installations and engaged in expansion of sales.

We originally started our Gaming & Systems segment with sales of video slot machines in Australia and later introduced our video slot machine products into the North American market. We are currently focused on the development of new models, including mechanical slot machines, to secure revenues generated in the North American market.

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. The Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to receive favorable reviews. For the fiscal year ended March 31, 2013, we also launched SYNKROS, which was a new-generation Konami Casino Management System, enhanced with various new functions.

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

Pachinko & Pachinko Slot Machines Segment

Our Pachinko & Pachinko Slot Machines segment is involved in the production, manufacturing and sales of LCDs for pachinko machines and pachinko slot machines. Net revenues generated by this segment, before elimination of intersegment revenues amounted to ¥5,398 million in fiscal 2013, a decrease of ¥13,032 million from ¥18,430 million in fiscal 2012.

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

Our Pachinko Slot Machines

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

During the fiscal year ended March 31, 2013, we released six different pachinko slot titles. In the future, we plan to expand our market share by utilizing our experience in video game software development and by presenting our uniqueness through the development of original content and use of our own titles.

Marketing and Sales

We sell our pachinko slot machines through two different methods. The first is to sell our pachinko slot machines to pachinko halls and pachinko slot halls directly, and the other is to sell through agencies. In February 2012, we formed a new sales company, KPE Takasago Sales Co., Ltd., in order to maximize sales volume and thus reinforce our sales system.

Market Environment—Pachinko and Pachinko Slot Machines

The number of pachinko and pachinko slot outlets in Japan has decreased in the last few years. According to statistics released by the National Police Agency in March 2013, the number of nationwide pachinko outlets has decreased by 174, or 1.4%, to 12,149 at the end of 2012 compared to the previous year and the number of pachinko machines per outlet was 378.0, an increase of 1. 6% compared to the previous year.

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

•	We have obtained licenses from film makers, comic’s publishers and animation companies, including NIHON AD SYSTEMS, Inc., Kodansha Ltd. and Shogakukan-Shueisha Production Co., Ltd.

Overseas Activities

The following tables show net revenues, operating expenses and operating income (loss) by geographic area for the fiscal years ended March 31, 2011, 2012 and 2013:

Year Ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
External Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intercompany (1)	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	¥201,244	¥32,144	¥18,670	¥6,687	¥258,745	¥(21,548)	¥237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Property and equipment, net	¥56,742	¥2,460	¥77	¥229	¥59,508	—	¥59,508

Year Ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
External Customers	¥208,641	¥35,955	¥14,561	¥6,601	¥265,758	—	¥265,758
Intercompany (1)	12,557	3,706	512	234	17,009	¥(17,009)	—

Total	221,198	39,661	15,073	6,835	282,767	(17,009)	265,758
Operating expenses	¥189,256	¥32,277	¥14,149	¥6,234	¥241,916	¥(17,108)	¥224,808

Operating income	¥31,942	¥7,384	¥924	¥601	¥40,851	¥99	¥40,950

Property and equipment, net	¥57,815	¥4,191	¥56	¥189	¥62,251	—	¥62,251

Year Ended March 31, 2013	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations (2)	Consolidated
	(Millions of Yen)
Net revenues:
External Customers	¥171,057	¥36,631	¥12,703	¥5,604	¥225,995	—	¥225,995
Intercompany (1)	12,713	3,097	608	607	17,025	¥(17,025)	—

Total	¥183,770	¥39,728	¥13,311	¥6,211	243,020	(17,025)	225,995
Operating expenses	¥165,640	¥35,650	¥14,057	¥5,952	¥221,299	¥(17,179)	¥204,120

Operating income (loss)	¥18,130	¥4,078	¥(746)	¥259	¥21,721	¥154	¥21,875

Property and equipment, net	¥57,730	¥4,317	¥388	¥216	¥62,651	—	¥62,651

1.	Intercompany means transactions between geographic areas.
2.	Eliminations means elimination of intercompany transactions and operating expenses not allocated to a specific geographic region.

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

In fiscal 2012, our net revenues increased ¥954 million in the United States and decreased ¥6,113 million in Europe. The increase in our net revenues in the United States was due primarily to the growth in sales of the Pro Evolution Soccer series in South America as well as the growth in sales of casino gaming machines and casino management systems. In Europe, net revenues decreased in fiscal 2012 due to, among other factors, the fact that we did not release a sequel to Castlevania: Lords of Shadow as we did in fiscal 2011 and the decrease in demand for the Pro Evolution Soccer series compared to the favorable sales achieved as a result of the once-every-four-years soccer festivities in fiscal 2011.

In fiscal year 2013, our net revenues increased ¥67 million in the United States and decreased ¥1,762 million in Europe. The slight increase in net revenues in the United States was due to the launch of METAL GEAR RISING REVENGEANCE, the latest title in the METAL GEAR SOLID series, and strong revenues from the launch of the latest title of the Pro Evolution Soccer series in South America, which was partially offset by a decrease in revenues from the Pro Evolution Soccer series in North America and our decision to narrow the number of titles we offer to ones with high profitability. On the other hand, in Europe, net revenues decreased in fiscal year 2013 from the previous fiscal year because sales of the latest release of the Pro Evolution Soccer series were not favorable.

We initiated overseas operations by exporting amusement arcade games in 1979, and in 1982 we established a sales subsidiary in the United States. In subsequent years, we established additional sales subsidiaries in Germany, the United Kingdom, Korea, Singapore and Hong Kong, and a software game development subsidiary in Shanghai. In January 1997 we established Konami Gaming, Inc. to manufacture and distribute gaming machines in Nevada. Having received all licenses required by the state and county officials in Nevada, we began distributing gaming machines in Nevada beginning in fiscal 2001. Since then, we have received similar licenses and/or permission to operate in major states in North America. In addition, we have been licensed by Native American tribes in California, Arizona, New Mexico, Minnesota and Michigan. We have obtained licenses in a number of other gaming jurisdictions in North America. Konami Australia Pty Ltd., which became our consolidated subsidiary in October 2001, have obtained licenses to manufacture and sell gaming machines in all states in Australia, and exports gaming machines to overseas markets.

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

In October 2003, Konami of America, Inc., our sales subsidiary in the United States, added a new function of overseas business administration to its existing sales business and changed its name to Konami Digital Entertainment, Inc. It established a new administrative office in Los Angeles in order to conduct various activities responding to local market needs for expanding shares of our computer and video games business overseas. Subsequently used to introduce the regional autonomy system from April 2005, all overseas offices in our Digital Entertainment business changed their names to Konami Digital Entertainment, and we have promoted the establishment of the global Digital Entertainment business system.

We are committed to building our market share in China by localizing our popular products for the Chinese market. Additionally, in Korea, we released the PC online-game version of the WORLD SOCCER Winning Eleven series in March 2006, and following the release of the online-game version of Yu-Gi-Oh! We plan to start full operation in other Internet-developed countries in Asia. In order to allow for flexible development and sales, we incorporated a company in Korea in May 2008.

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

Year Ended March 31, 2011
Segment	Focus of R&D Activity

Digital Entertainment

Video game software such as WORLD SOCCER Winning Eleven 2011 and Pro Evolution Soccer 2011 and METAL GEAR series and content for social networks such as DRAGON COLLECTION and SENGOKU COLLECTION.

Card games such as the Yu-Gi-Oh! TRADING CARD GAME and action figures such as BUSOU SHINKI series.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, new software for music simulation games, medium- and large-sized token-operated games and amusement machines compatible with e-AMUSEMENT.

Health & Fitness	Nursing care machines such as STEPWELL 2 and supplements such as PROTEIN PRO. Programs such as 6WEEKS, IT health management system such as e-XAX and verification of new health management services and business models in relation to the Ministry of Economy, Trade and Industry’s medical and nursing care related services industry creation research projects, iPhone compatible application such as Konami Sports Club for iPhone.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	Pachinko slot machines and LCDs for pachinko machines

Year Ended March 31, 2012
Segment	Focus of R&D Activity

Digital Entertainment

Content for social networks such as DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine and CROWS X WORST—Saikyou Densetsu—.

Video game software such as WORLD SOCCER Winning Eleven 2012, Pro Evolution Soccer 2012, series of METAL GEAR, JIKKYOU PAWAFURU PUROYAKYU and PROFESSIONAL BASEBALL SPIRITS.

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

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	New cabinet (outer structure) and basic technology for pachinko slot and pachinko machines

Year Ended March 31, 2013
Segment	Focus of R&D Activity

Digital Entertainment

Content for social networks such as DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine and CROWS X WORST—Saikyou Densetsu—.

Video game software such as WORLD SOCCER Winning Eleven 2013, Pro Evolution Soccer 2013, series of METAL GEAR, JIKKYOU PAWAFURU PUROYAKYU and PROFESSIONAL BASEBALL SPIRITS, as well as development of new game engines.

Card games such as the Yu-Gi-Oh! TRADING CARD GAME.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, software for music simulation games such as series of BEMANI, and e-AMUSEMENT Participation compatible with game software above.

Medium and large-sized token-operated games such as GI-GranDesire, and card game machines from which original cards of Monster Retsuden ORECA BATTLE are issued.

Health & Fitness	Development of new supplement line, launch of fitness programs for the elderly, organization of new counseling system, sale of beauty goods for facial esthetic treatments and hypertonic beverages and renewal of existing body make program.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	New cabinet (outer structure) and basic technology for pachinko slot and pachinko machines

Competition

The markets for video game software and most of our other products are intensely competitive and are characterized by the frequent introduction of new hardware systems, software products and other innovations.

In addition, the domestic Japanese market is gradually shrinking due partly to the declining birthrate. Japanese game producers are competing to bolster their product lineups and expand their overseas operations. Moreover, the spread of online games (rise of content for social networks) due to the expansion of broadband networks and the market growth of cellular phone contents owing to the improvement of cellular phone capabilities have intensified competitions over limited users’ leisure times and made it extremely important for game software producers to develop software for a wide variety of media and outlets in order to maintain growth.

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

In content for social networks market, our principal competitors are GREE, Inc. and DeNA Co., Ltd. which have more established content for social networks business than we do, carry out operation of social platforms and production of games. Other potential competitors include the companies engaged in production and sales of home video game software such as Capcom Co., Ltd., Square Enix Holdings Co., Ltd. and NAMCO BANDAI Holdings Inc. which entered the market led by the recent popularity of content for social networks. In addition, the production cost of content for social networks is lower than that of video game software, and due to the low entry barrier compared to the existing video game software, an increasing number of emerging companies engaged in production of games have entered the market. If these companies launch hit titles, they may become our major competitors.

Our competitors and potential competitors in the video game software industry include the following:

•

Other Japanese publishers of video game software, including Capcom Co. Ltd., SQUARE ENIX HOLDINGS Co., Ltd., Namco Bandai Holdings Inc. and Sega Sammy Holdings Inc., as well as overseas publishers such as Electronic Arts Inc., Activision Blizzard, Inc., Take-Two Interactive Software, Inc. and Ubisoft Entertainment.

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

Intellectual Property

As of March 31, 2013, we had approximately 2,941 trademarks, 2,575 patents and 38 registered designs (excluding applications pending) in Japan and we also had approximately 4,437 trademarks, 2,820 patents, two registered utility models and 233 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our game software for home video games, applications of content for social networks for mobile devices, input equipment for home video games, amusement arcade games, token-operated games, gaming machines, pachinko machines, pachinko slot machines, fitness machines and others. The utility models relate to amusement machines. The registered designs relate to amusement machines, gaming machines, pachinko machines and pachinko slot machines.

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

Various gaming regulatory agencies have issued licenses allowing us to manufacture and/or distribute our products and operate “wide area progressive” systems, also known as WAP systems. We and our key personnel have obtained or applied for all government licenses, permits, registrations, findings of suitability and approvals necessary allowing for the manufacture, distribution, and where permitted, operation of gaming machines in the jurisdictions where we do business. We have never been denied a gaming related license, nor have our licenses been suspended or revoked. Following is a summary of the regulatory requirements of a few of the jurisdictions in which we are regulated. They are indicative of the regulatory requirements in the other jurisdictions in which we are regulated.

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

The Mississippi Act requires any person who acquires beneficial ownership of more than 5% of our voting securities to report the acquisition to the Mississippi Commission. The Mississippi Act requires that beneficial owners of more than 5% of our voting securities apply to the Mississippi Commission for a finding of suitability within 30 days after the mailing of the written notice by the Executive Director of the Mississippi Commission requiring that filing. Under certain circumstances, an “institutional investor”, as defined in the Mississippi Act, which acquires more than 10%, but not more than 15% of our voting securities may apply to the Mississippi Commission for a waiver of that finding for suitability if the institution investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of our board of directors, any change in our corporate charter, bylaws, management, policies or operations, or those of any of our gaming affiliates, or any other action which the Mississippi Commission finds to be inconsistent with holding our voting securities for invest purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for information purposes and not to cause a change in our management policies or operations; and (iii) other activities that the Mississippi Commission may determine to be consistent with investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all cost of investigation.

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

We may not make a public offering of our securities without the prior approval of the Mississippi Commission if the securities or the proceeds are intended to be used to construct, acquire or finance gaming facilities in Mississippi, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation, or approval by the Mississippi Commission as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. To this end, we received continuous approval of public offerings and/or private placements and related approvals (shelf approval) that are valid for a two-year-period which can and will be renewed for each subsequent two years-period.

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

The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect Mississippi gaming licensees and publicly-traded corporations that are affiliated with those operations may be injurious to stable and productive corporate gaming. The Mississippi Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi’s gaming industry and to further Mississippi’s policy to: (i) assure the financial stability of corporate licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Mississippi Commission before we can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Mississippi Act also requires prior approval if we were to adopt a plan of recapitalization proposed by our board of directors in opposition to a tender offer made directly to our shareholders for the purposes of acquiring control of us.

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

New Jersey Regulations

The manufacture, distribution, and operation of gaming machines, and other aspects of casino gaming in New Jersey, are subject to strict regulation pursuant to the New Jersey Casino Control Act and the regulations promulgated thereunder (collectively, referred to as New Jersey Act). The New Jersey Act created the New Jersey Casino Control Commission (New Jersey Commission) and the New Jersey Division of Gaming Enforcement (New Jersey Division). Under the New Jersey Act, a casino service industry (CSI) license is required for the manufacture and distribution of gaming machines to casinos in New Jersey. The New Jersey Division has the authority to decide CSI license applications. The New Jersey Division also has the responsibility to investigate all license applications and to prosecute violations of the New Jersey Act. However, the New Jersey Commission still retains the authority to decide a CSI license application when the New Jersey Division recommends the denial of a CSI license application. The issuance and maintenance of a CSI license requires that directors, officers, key employees and owners of the applicant company be found by the New Jersey Division to be of good character, honesty and financially stable by a showing of clear and convincing evidence. We, together with our subsidiary Konami Gaming, Inc., were granted a CSI license in 2004. We are required to submit information relating to the company every five years to the New Jersey Division.

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

In connection with a license application, the New Jersey Division conducts an investigation of the applicant and its individual qualifiers to determine their suitability for licensure. In order for a CSI license to be issued by the New Jersey Division, the applicant and its individual qualifiers must demonstrate, by clear and convincing evidence, their good character, honesty and integrity, and their financial stability, integrity and responsibility.

The application fee for a CSI license consists of a non-refundable deposit of $5,000 and an obligation to pay an additional $5,000 if the processing of the application requires more than 333 but less than 667 hours and a further $5,000 if the processing of the application exceeds 667 hours, plus the expenses of the New Jersey

Division. The same fee structure applies to any resubmission application. If the processing of the application exceeds 1,000 hours, the New Jersey Division may charge an additional application fee calculated on an hourly basis. All unexpected cash disbursements are charged directly to the applicant.

The New Jersey Division has broad discretion regarding the issuance, suspension or revocation of CSI licenses. There is no guarantee that our license resubmission will continuously be granted. The New Jersey Division may impose conditions on a license. In addition, the New Jersey Division has the authority to impose fines or suspend or revoke a license for violations of the New Jersey Act, including the failure to satisfy the licensure requirements. A CSI license is effective for five years and will essentially remain effective thereafter unless the license is suspended, expires or is revoked. The applicant is asked to resubmit related information every five years.

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

As part of this approval process, the New Jersey Division may require that the manufacturer of any component of the gaming equipment which the New Jersey Division, in its discretion, determines is essential to the gaming aspects of the device submit to licensing. Such components would include the computer control circuitry which causes or allows the device to operate as a gambling device. The failure or refusal of such a manufacturer to submit to licensing or the denial of a license by the New Jersey Division to such manufacturer would result in our inability to distribute and market that gambling device to New Jersey casinos.

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

Property

The following table sets forth information, as of March 31, 2013, with respect to our principal facilities:

Belong to	Location	Uses	Space	Tenure	User
			(square meters)
KONAMI CORPORATION	Minato-ku, Tokyo	Administrative	1,452	Leased	KONAMI CORPORATION (Holding Company)

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo	Production, Sales, Administrative	31,683	Leased	Konami Digital Entertainment Co., Ltd.

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo, and 202 locations	Fitness club	733,057	Some owned and some leased	Konami Sports & Life Co., Ltd.

Konami Real Estate, Inc.	Nasu-gun, Tochigi	Training Facility	547,137	Owned	Corporate

Konami Real Estate, Inc.	Zama-shi, Kanagawa Kobe-shi, Hyogo, and Other	Production, Manufacturing, Administrative	128,181	Owned	Konami Digital Entertainment Co., Ltd. Konami Manufacturing and Service, Inc., and other

Konami Digital Entertainment, Inc.	Los Angeles, California, U.S.A.	Sales, Administrative	5,818	Leased	Konami Digital Entertainment, Inc.

Konami Digital Entertainment GmbH	Frankfurt, Germany (primary location)	Sales, Administrative	4,582	Leased	Konami Digital Entertainment GmbH

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Production, Manufacturing, Sales, Administrative	55,825	Some owned and some leased	Konami Gaming, Inc.

In addition to the above facilities, we lease some floor space in office buildings in various locations around the world including Japan, China, the United States and Europe.

Material plans after fiscal 2013

Material plans for new expansion and renovation as of March 31, 2013 are as follows:

				Estimated amount of expenditures (Millions of Yen)			Schedule
Belong to	Location	Segment	Uses	Total amount of expenditures	Amount already paid	Method of financing	Commenced	To be completed
Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming & Systems	Manufacturing	3,814	—	Own fund and borrowings	September 2012	March 2015

Konami Real Estate, Inc.	Chuo-ku, Tokyo	Digital Entertainment	*Production, Sales, Administrative	17,886	1,800	Own fund	May 2012	June 2013

*	This property will undergo a conversion to become the “Konami Creative Center Ginza (working name),” intending to be a hub for production of our content and for communication between the Konami Group and its customers.

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2013. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Registered office	Issued share capital (in millions)	Ownership interest Voting rights (%)	Principal business	Establishment date
In Japan
Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo	¥26,000	100	Planning, production, and distribution of content for social networks, online games, computer & video games, amusement machines, card games, content for mobile phones and toys	March 2006

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo	¥13,000	100	Operation of fitness clubs and sales of fitness equipment	March 1973

Name	Registered office	Issued share capital (in millions)		Ownership interest Voting rights (%)	Principal business	Establishment date

KPE, Inc.	Minato-ku, Tokyo		¥1,000	100	Production, manufacturing and sales of pachinko LCDs and pachinko slot machines	June 1999

TAKASAGO ELECTRIC INDUSTRY CO., LTD.	Osaka City, Osaka		¥6,651	100	Development, manufacturing and sales of pachinko slot and pachinko machines	July 1956

Konami Real Estate, Inc.	Minato-ku, Tokyo		¥10,000	100	Real estate management	December 1987

Internet Revolution, Inc.	Minato-ku, Tokyo		¥1,250	70	Operation of portal site	February 2006

Resort Solution Co., Ltd. (1)	Shinjuku-ku, Tokyo		¥3,948	20	Operation of golf courses, hotels and resorts	February 1931

Six other companies

Overseas
Konami Digital Entertainment, Inc.	El Segundo, U.S.A.	U.S.$	23.9	100	Sales of video game software, toys and hobby products and production and sale of amusement arcade games	November 1982

Konami Corporation of America	Delaware, U.S.A.	U.S.$	35.5	100	Holding company	October 1996

Konami Gaming, Inc.	Las Vegas, U.S.A.	U.S.$	25.0	100	Production and sales of gaming machines	January 1997

Konami Digital Entertainment GmbH	Frankfurt am Main, Germany		€5.1	100	Sales of video game software	December 1984

Konami Digital Entertainment Limited	Hong Kong, China	HK$	19.5	100	Sales of video game software and amusement arcade games and sales of toys and hobby products	September 1994

Konami Software Shanghai, Inc.	Shanghai, China	U.S.$	2.0	100	Development of video game software	June 2000

Konami Australia Pty Ltd.	New South Wales, Australia	A$	30.0	100	Production and sales of gaming machines	November 1996

Six other companies

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4. “Information on the Company.” B “Business Overview” of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2013 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2012 in this annual report refers to the fiscal year ended March 31, 2013, and other fiscal years are referred to in a corresponding manner.

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

We divide our worldwide operations principally into four business segments for financial reporting purposes: Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines. The net revenue of these segments, before elimination of intersegment revenues, accounted for 51.5%, 35.4%, 11.1% and 2.4%, respectively, of our total net revenue in fiscal 2013. Our consolidated net revenue for fiscal 2013 was ¥225,995 million.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent, remain affected by a product and service that individually or as a series is a hit with consumers such as video game software, content for social networks and card games. See “Factors Affecting Our Results of Operations—Hit Products.” We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, featuring a growing number and variety of products and services. We are also diversifying our revenue sources by expanding our businesses overseas. Our Digital Entertainment segment has been active in the North American and European markets and our Gaming & Systems segment has actively developed its operations particularly in the North American market, the biggest gaming market in the world with high future growth potential.

The entertainment industry in Japan has been expanding, reflecting an increasing social recognition of the importance of developing intellectual property and the rapid advance of technology.

Within the Japanese entertainment industry, the video game software industry has become increasingly competitive and more hit products-oriented, with the size of the market fluctuating depending on the number of hit products produced and distributed in a given year. The toy industry in Japan faces problems, including a declining birthrate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable income due to the sluggish economy and an increase in spending on other entertainment. The toy industry is holding firm, however, without any sharp decline in sales, due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. The amusement arcade industry has suffered a decline in the number of users triggered by a decline in consumer spending caused by the global recession as well as by the growing number of users who refrained from going out due to the surge in oil prices. Although the surge in oil prices has begun to ease, the recovery of the number of users is still slow, and thus, the slowdown of the amusement arcade industry continues to be severe. To respond to such situation, there has been increasing expectation for the emergence of “hit” products that will stimulate the market. Also, with the popularization of smart phones and the advancement of digital technology such as cloud technology, the content for social networks market for the mobile devices and PCs has been expanding as a new entertainment business.

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

As for our content for social networks, we plan to continue providing “intangible” services, adding value in new ways as made possible by the Internet, by planning, producing, operating and distributing Internet-based entertainment contents, including content for social networks, mobile games and PC online games. In addition, we will develop our services to make them compatible with various other devices such as smart phones and tablet PCs in addition to providing our services on new platforms through development overseas.

As for our video game software, due to the rapid growth of content for social networks, we have reached the point that we need to change our sales strategy for home video game software for consoles such as the Nintendo Wii, Sony’s PlayStation 3 and Microsoft’s Xbox 360. We plan to actively develop our business in global markets, with a focus on Europe and the U.S., and will increase the success rates for our titles through title selection and concentration.

As for our amusement arcade games, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades on line throughout Japan, by strengthening existing content and introducing new titles. Furthermore, in addition to our sales in the matured domestic market, we attempt to expand our sales overseas, focusing on Asia.

As for our card games, we are aiming to develop and acquire highly recognized characters and contents both produced by us as well as licensed by third parties, in order to expand our product lineup.

•	Health & Fitness segment

In the Health & Fitness segment, we are focusing on improving the quality of our services by offering a wide range of health-related value-added services in order to develop our operations effectively.

We aim to strengthen development and sales of goods such as health and nursing care prevention machines, supplements and health-related equipment and support health maintenance and promotion services within and outside the fitness club facilities as the main source of revenue other than fitness club membership fees.

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

Factors Affecting Our Results of Operations

Factors Affecting Combined Results of Operations

A number of factors affect revenues and expenses across several of our segments, and therefore have a substantial impact on our combined results of operations. These factors subject to the impact of economic trends include a decline in consumer spending, price surge of raw materials, falling price of products, the importance of “hit products” that respond to trends in popular culture, intellectual property licensing, seasonal fluctuations, investments and acquisitions.

Economic Trends

Home game software and card games, which are enjoyed at home, are generally deemed to be less affected by a weak economy. However, with respect to amusement arcade games, a decline in consumer spending caused by the deterioration of the economy would cause fewer people to visit amusement arcades more frequently, which may result in the deterioration of the operator’s business. If purchasing power decreases due to the deterioration of the operator’s business, sales of our amusement arcade games will be affected. In addition, in the worst case scenario, we may not be able to collect payment for goods we have sold. We attempt to prevent risk by purchasing credit insurance under the assumption that the worst case scenario, such as bankruptcy of our buyers, will occur in addition to building a scheme under which we conduct sales upon careful evaluation of the credibility of our buyers. Furthermore, with respect to the operation of fitness clubs, similarly to amusement arcades, a decline in consumer spending may trigger a decrease in the number of members and a reduction in collection of membership fees. We aim to acquire new members and to keep our members from withdrawing from membership by attempting to enhance the quality of our services.

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

Previously, our strategy was to develop a large number of titles for various platforms, in order to limit fluctuations in sales. However, due to recent changes in the business environment, such as the spread of content for social networks, and our expansion into overseas markets, we have decided to adopt a new strategy of increasing revenues for each title through streamlining and enhancing the versatility of our content. Accordingly, we are cutting the number of titles through a process of “Selection and Concentration”, which we expect will provide a more consistent stream of revenues from each hit title. We have also decreased the volatility of our net revenues by entering the fitness club business, which provides a more stable revenue base.

Intellectual Property Licensing

One means we use to increase the likelihood that our products will succeed is licensing the right to utilize ideas and images from popular culture, such as comic book characters, sports and entertainment personalities and high visibility events. Thus, to some extent our revenues are dependent on the successful identification and acquisition of rights to popular ideas and images. The number of intellectual property licenses we hold has been increasing as we acquire such licenses for strategic purposes.

These licenses typically require a guarantee of minimum future guaranty. We may experience losses if sales based on licensed intellectual property do not produce sufficient revenues to cover our minimum guaranty. In addition, games that are based on licensed ideas have lower margins than games that we develop independently.

In recent years, the entertainment industry has seen acceleration in crossovers with other industries such as toys, films, music, comics, publishing and communications. When we are able to use intellectual property licenses in multiple segments, we are able to obtain higher revenues. For example, our Yu-Gi-Oh! TRADING CARD GAME originated from the popular Yu-Gi-Oh! comic in a prominent Japanese weekly magazine. Following our “media-mix strategy”, we made good use of the license for the game, making substantial sales of our Yu-Gi-Oh! TRADING CARD GAME as our card game products and also as our video game software products.

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

•

Acquisition of all the shares of COMBI WELLNESS Corporation for a total cash consideration of ¥600 million by KONAMI CORPORATION in May 2006, through which it became our wholly-owned subsidiary. On June 1, 2012, it was merged into Konami Sports & Life Co., Ltd.

•

Acquisition of assets of Blue Label Interactive, Inc. by Konami Digital Entertainment, Inc., our U.S. affiliated company, for a total cash consideration of ¥1,099 million, pursuant to an asset acquisition agreement entered into on June 22, 2006.

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

•

Acquisition of assets of 4Kids Entertainment, Inc. by 4K Media Inc. (formerly 4K Acquisition Corp.), a subsidiary of the Company, for a total cash consideration of ¥1,164 million, pursuant to an asset acquisition agreement entered into on July 2, 2012.

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

We use foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payable commitments and receivables that we expect to pay or receive in foreign currencies. Changes in the fair values of our foreign exchange forward contracts are recognized as gains or losses on derivative instruments in our income statement. For a more detailed discussion of these instruments, refer to Item 11 of this annual report and Note 18 to the consolidated financial statements included in this annual report.

Factors Affecting Results of Business Segments

In addition to the factors affecting our combined results of operations through several segments, there are other factors that affect the results of each of our segments independently. The factors affecting results in our business segments are as follows:

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production and distribution of software for mobile phones and smartphones through social networking services and online services, the production and distribution of video game software for home and handheld game platforms and personal computers, we are engaged in the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades as well as the production and sale of books and music of our products. In fiscal 2013, net revenues from the Digital Entertainment segment were ¥116,366 million, accounting for 51.5% of consolidated net revenues before elimination of intersegment revenue.

Our online services are affected by market acceptance of network-based interactive games, the number of mobile phones, smartphones and Internet users, network system stability, which is the backbone of our services, and general economic trends. We make every effort to strengthen stability of our network-based services through such measures as server maintenance and improved stress tests.

In addition, the content we develop for social networks have been rapidly growing because our games can be played free of charge, a feature that has obtained support from players. If this type of game is deemed to be harmful to players’ interest in light of commonly accepted social norms, legal regulations may be imposed by the government, which could potentially impact the growth of content for social networks. In cooperation with the social platform operators, we will endeavor to improve the health and soundness of the content for social networks business by taking appropriate measures as needed.

Our video game software is sold mainly in the format of DVD-ROMs, Blue-ray Discs or proprietary discs for home video game platforms such as Sony PlayStation 2, PlayStation 3, Nintendo Wii and Microsoft Xbox 360 and ROM-cartridges and other media for handheld video game platforms such as Nintendo DS, Nintendo 3DS, Sony PlayStation Portable and Sony PlayStation Vita.

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

Net revenues from amusement arcade games are affected by market acceptance, the number and size of video arcades in Japan, introduction of hit titles and general economic trends. In addition, our e-Amusement service, which links amusement arcade throughout Japan online, is influenced by market acceptance of network-

based interactive games, network stability, which is the backbone of our services, and general economic trends. In addition to creating new games, we believe that we may be able to increase margins in this business by extending the life cycle of our existing arcade games by continuing to provide stable services after purchases of our machines. We also continue to benefit from sales of token-operated machines in Japan. We are proud of being one of the leading companies in the token-operated machine industry in Japan. Because the arcade game industry in Japan continues to be streamlined, the average scale of each amusement arcade is expanding along with a decrease in the number of amusement arcades. Accordingly, large-scale token-operated machines that attract a large number of customers have a tendency to gain popularity within large amusement arcades.

Our net revenue from card games and toys are principally affected by our identification and acquisition of rights to characters of popular comic books and TV programs, our ability to produce unique games, the number of children in the population, the timing of market entry, market competition, lifecycle of products and general economic trends. The toy industry in Japan is now faced with such issues as a decline of birthrates, young children’s shift away from toys due to their maturing at a younger age, and an increase in household expenses for children or other amusement purposes. However, the toy industry has not experienced a rapid decline in sales, but has continued a steady growth because of an increase in expense spent per child and a growing demand for toy products for adults along with an ageing society. In response, in order to maintain the balance of our business portfolio and to make our lineup of products more attractive, we strive to diversify products targeted to the Japanese market.

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

The rapid technological advances in home game consoles have significantly changed the software development process. It is expected that the process is to become even more complex and expensive with the advent of more powerful next-generation game consoles. Our cost of revenues from software also includes the costs of licenses from content licensors. While some of our content licenses include prepaid or guaranteed royalties, most of the royalties we pay are on a revenue basis. We amortize the cost of prepaid royalties based on the number the associated products sold. We evaluate the future recoverability of any prepaid royalties and capitalized software development costs on a regular basis based on actual title performance. We expense as part of product development costs those capitalized costs that we deem unrecoverable.

Our cost of services rendered for content for social networks, mobile phones, mobile terminals and personal computers game content consists of expenses incurred in the development of content, maintenance expenses for servers in our online services and service charge collection fees. We capitalize development and production costs and then amortize such costs as cost of services rendered for a period of one to three years or based on the expected length of services.

As for arcade games and token-operated games for amusement facilities, we incur more limited cost of parts and raw materials and therefore have higher margins when we provide new game software content for existing machines rather than selling new machines, because of lower cost of parts and raw materials. We are currently working on further improving margins for our amusement arcade games through the introduction of the less expensive “e-AMUSEMENT” gaming machine, which links amusement arcades online throughout Japan, and other measures to decrease production costs.

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

Health & Fitness Segment

Net Revenues.    We are one of the largest fitness club operators in Japan. We also design, manufacture and sell fitness and health related products. As of March 31, 2013, we operated 203 fitness clubs and provided outsourced services at 172 clubs. In addition, in June 2008, Sportsplex Japan Co., Ltd. was merged into Konami Sports & Life Co., Ltd., and we aim to enhance convenience for our members through the integration of our brands. Our Health & Fitness segment had ¥79,896 million in net revenues or 35.4% of our total net revenue, before elimination of intersegment revenues, in fiscal 2013.

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

Gaming & Systems Segment

Net Revenues.    In fiscal 2013, net revenues from the Gaming & Systems segment, before elimination of intersegment revenues, were ¥24,984 million, accounting for 11.1% of consolidated net revenues. The main revenue source for the Gaming & Systems segment is the sales of video and mechanical slot machines, casino management systems, software contents and revenue share with the casino operators in North America and Australia. Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Revenues for the Gaming & Systems segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles, general economic trends and currency exchange rates.

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

Pachinko & Pachinko Slot Machines Segment

Net Revenues.    In fiscal 2013, net revenues from the Pachinko & Pachinko Slot Machines segment, before elimination of intersegment revenues, were ¥5,398 million, accounting for 2.4% of consolidated net revenues. Our revenues from LCDs for pachinko machines and pachinko slot machines may be affected if our pachinko slot machines do not pass the testing of the Security Association due to circumstances beyond our control and if our pachinko machines are not able to be sold as scheduled due to the tightening of regulations on the pachinko business and establishment of a period of voluntary ban on replacement by the National Police Agency or the bankruptcy of our suppliers.

Expenses.    Expenses from the Pachinko & Pachinko Slot Machines segment consist largely of initial cost of parts and materials, manufacturing costs and research and development.

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen
	2011	2012	2013
NET REVENUES:
Product sales revenue	¥156,867	¥140,159	¥103,928
Service and other revenue	101,121	125,599	122,067

Total net revenues	257,988	265,758	225,995

COSTS AND EXPENSES:
Costs of products sold	102,741	89,924	64,152
Costs of services rendered and others	86,291	84,491	88,661
Selling, general and administrative	46,253	50,051	51,307
Earthquake related impairment charges and expenses	4,455	342	—
Gain on bargain purchase	(2,543)	—	—

Total costs and expenses	237,197	224,808	204,120

Operating income	20,791	40,950	21,875

OTHER INCOME (EXPENSES):
Interest income	268	215	182
Interest expense	(1,541)	(1,427)	(1,300)
Foreign currency exchange gain (loss), net	(342)	331	1,285
Other, net	(94)	(43)	(127)

Other income (expenses), net	(1,709)	(924)	40

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	19,082	40,026	21,915

INCOME TAXES:
Current	7,319	14,117	9,099
Deferred	(918)	2,824	(626)

Total	6,401	16,941	8,473
EQUITY IN NET INCOME OF AFFILIATED COMPANY	41	52	44
NET INCOME	12,722	23,137	13,486
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(212)	125	312

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥12,934	¥23,012	¥13,174

Comparison of Fiscal 2013 with Fiscal 2012

Net Revenues

Net revenues decreased by ¥39,763 million, or 15.0%, to ¥225,995 million for fiscal 2013 from ¥265,758 million for fiscal 2012. Further, in fiscal 2013, product sales revenues decreased by ¥36,231 million, or 25.8%, while service and other revenues only decreased by ¥3,532 million, or 2.8%, thereby resulting in service and other revenues surpassing product sales revenues in fiscal 2013. The decrease was due mainly to a decrease in net revenues along with a decrease in the number of released titles of video game software in the Digital Entertainment segment and of products in the Pachinko & Pachinko Slot Machines segment. Please refer to “Segment Information” for the details.

Cost of Revenues

Cost of revenue decreased by ¥21,602 million, or 12.4%, to ¥152,813 million for fiscal 2013, compared to ¥174,415 million for fiscal 2012. This decrease was due mainly to a decrease in cost of revenues on products in the Digital Entertainment segment and Pachinko & Pachinko Slot Machines segment. Further, the percentage of cost of revenues to net revenues increased from 65.6% to 67.6%. This was due mainly to an increase in the percentage of cost of revenues to service and other revenues from 67.3% to 72.6%, resulting from an increase in the cost of revenues ratio for content for social networks in the Digital Entertainment segment. Please refer to “Segment Information” for the details.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥1,256 million, or 2.5%, to ¥51,307 million for fiscal 2013 from ¥50,051 million for fiscal 2012. This increase was due mainly to an increase in advertising expenses associated with holding events and running TV commercials to support the opening of the London Olympic Games.

Operating Income

As a result of the foregoing, our operating income decreased by ¥19,075 million, or 46.6% to ¥21,875 for fiscal 2013 from ¥40,950 million for fiscal 2012. Further, as a percentage of net revenues, operating income decreased by 5.7% to 9.7% in fiscal 2013 from 15.4% in fiscal 2012. This decrease was due mainly to a decline in the operating income ratio from 23.6% in fiscal 2012 to 18.3% in the Digital Entertainment segment, resulting from an increase in the cost of revenues ratio in content for social networks, and to the recognition of operating loss amounting to ¥1,166 million in the Pachinko & Pachinko Slot Machines segment for fiscal 2013. Please refer to “Segment Information” for the details.

Other Income (Expenses), net

Other income (expenses), net, increased by ¥964 million to other income of ¥40 million for fiscal 2013 from other expenses of ¥924 million for fiscal 2012. This was due to an increase in foreign exchange gains of ¥954 million in fiscal 2013 from fiscal 2012, which resulted from a substantial weakening of the yen during the latter portion of fiscal 2013.

Income Before Income Taxes and Equity in net income of affiliated company

As a result of the foregoing, our income before income taxes and equity in net income of affiliated company decreased by ¥18,111 million, or 45.2%, to ¥21,915 million for fiscal 2013 from ¥40,026 million for fiscal 2012.

Income Taxes

Income tax expenses decreased by ¥8,468 million to ¥8,473 million for fiscal 2013 from ¥16,941 million for fiscal 2012. The effective tax rate decreased to 38.7% for fiscal 2013 from 42.3% for fiscal 2012, due primarily to a change in statutory income tax rate by a change in tax rates in Japan and reversal of valuation allowance, offset by adjustments to unrecognized tax benefits.

Equity in Net Income of Affiliated Company

Equity in net income decreased by ¥8 million to ¥44 million for fiscal 2013 from ¥52 million for fiscal 2012. As there was no significant change in earnings of Resort Solution Co., Ltd., the sole equity method investee, income attributable to equity method affiliates in fiscal 2013 was at generally the same level as that in fiscal 2012.

Net Income (Loss) Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest increased by ¥187 million to ¥312 million for fiscal 2013 from ¥125 million in fiscal 2012. This was due to an increase in income from Internet Revolution, Inc., one of our subsidiaries in Digital Entertainment segment.

Net Income Attributable to KONAMI CORPORATION

As a result of the foregoing, net income attributable to KONAMI’s shareholders decreased by ¥9,838 million, or 42.8%, to ¥13,174 million for fiscal 2013 from ¥23,012 million in fiscal 2012.

Comparison of Fiscal 2012 with Fiscal 2011

Net Revenues

Net revenues increased by ¥7,770 million, or 3.0%, to ¥265,758 million for fiscal 2012 from ¥257,988 million for fiscal 2011. Further, for fiscal 2012, as revenues from product sales decreased by ¥16,708 million, or 10.7%, service and other revenues increased by ¥24,478 million, or 24.2%, compared to fiscal 2011. The increase in net revenues was due mainly to the popularity of content for social networks in the Digital Entertainment segment contributing largely to revenues, and an increase in revenues attributable to Participation in the Gaming & Systems segment, despite a decrease in revenues for video game software in the Digital Entertainment segment.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥3,798 million, or 8.2%, to ¥50,051 million for fiscal 2012 from ¥46,253 million for fiscal 2011. This increase was due mainly to an increase in the expenses in the Pachinko & Pachinko Slot Machines segment associated with the acquisition of 100% equity ownership of TAKASAGO ELECTRIC INDUSTRY CO., LTD. as our consolidated subsidiary during the fourth quarter of the previous fiscal year, as well as an increase in advertising expenses focusing on content for social networks in the Digital Entertainment segment.

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

Operating Income

As a result of the foregoing, our operating income increased by ¥20,159 million, or 97.0% to ¥40,950 for fiscal 2012 from ¥20,791 million for fiscal 2011.As a percentage of net revenues, operating income increased by 7.3% to 15.4% in fiscal 2012 from 8.1% in fiscal 2011. This increase was due mainly to the improvement in the operating income ratio from 12.9% in fiscal 2011 to 23.6% in the Digital Entertainment segment, as a result of the improvement in operating margin associated with an increase in sales of the content for social networks.

Other income (expenses), net

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

Net Income (Loss) Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest increased by ¥337 million to ¥125 million for fiscal 2012 from loss of ¥212 million in fiscal 2011. Although we recorded net loss attributable to the noncontrolling interest due to a decrease in income from HUDSON in fiscal 2011, we recorded net income attributable to the noncontrolling interest due to an increase in income from Internet Revolution, Inc.

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

The following tables present net revenues, including both customers and intersegment revenues, operating expenses and operating income (loss) for fiscal 2011, 2012 and 2013, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and operating income (loss) for each year.

Year Ended March 31, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥85,661	¥21,868	¥17,985	—	¥257,988
Intersegment	650	250	—	2	¥(902)	—

Total	133,124	85,911	21,868	17,987	(902)	257,988
Operating expenses	116,099	88,456	15,420	11,788	5,434	237,197

Operating income (loss)	¥17,025	¥(2,545)	¥6,448	¥6,199	¥(6,336)	¥20,791

Year Ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥139,710	¥82,429	¥25,212	¥18,407	—	¥265,758
Intersegment	690	126	—	23	¥(839)	—

Total	140,400	82,555	25,212	18,430	(839)	265,758
Operating expenses	107,379	79,726	18,556	14,251	4,896	224,808

Operating income (loss)	¥33,021	¥2,829	¥6,656	¥4,179	¥(5,735)	¥40,950

Year Ended March 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥115,750	¥79,866	¥24,984	¥5,395	—	¥225,995
Intersegment	616	30	—	3	¥(649)	—

Total	116,366	79,896	24,984	5,398	(649)	225,995
Operating expenses	95,203	76,882	19,378	6,564	6,093	204,120

Operating income (loss)	¥21,163	¥3,014	¥5,606	¥(1,166)	¥(6,742)	¥21,875

Comparison of Fiscal 2013 with Fiscal 2012

Digital Entertainment segment

Net revenues from external customers of our Digital Entertainment segment decreased by ¥23,960 million, or 17.1%, from ¥139,710 million in fiscal 2012 to ¥115,750 million in fiscal 2013, accounting for 51.2% of the total net revenues.

Our revenues from content for social networks, decreased partially as result of the fact that, as the market for content for social networks expanded and became more competitive, the number of paying users(1) during the fiscal year for our leading titles that provide the substantial majority of our revenues for content for social networks, decreased to approximately 25 million users, or by approximately 15% compared to the previous fiscal year. As a result, our revenues from content for social networks decreased by ¥4,386 million, from ¥36,656 million in fiscal 2012, to ¥32,270 million in fiscal 2013.

For revenues from computer and video games, while we launched METAL GEAR RISING REVENGEANCE, the latest game in the METAL GEAR SOLID series, for the last two to three years we have been reducing the number of titles we release as part of our “Selection and Concentration” policy aimed at focusing our resources on selected “high-end AAA” titles. As a result, our revenues from computer and video games decreased by ¥13,413 million from ¥50,449 million in fiscal 2012 to ¥37,036 million in fiscal 2013 due to a decrease in the overall number of those games to be released.

Despite the continued increase in sales of MONSTER RETSUDEN OREKA BATTLE, the card game machines for children, revenues from amusement machines decreased overall as a result of our decision to focus on expanding titles such as the BEMANI series that incorporate the e-AMUSEMENT Participation system (a method to share playing fees of users with operators), a decision that was made in order to build a business model by which stable revenues can be maintained. Our revenues from amusement machines decreased by ¥738 million from ¥25,310 million in fiscal 2012 to ¥24,572 in fiscal 2013.

Our revenues from sales of card games decreased by ¥4,457 million from ¥26,179 million in fiscal 2012 to ¥21,722 million in fiscal 2013. This decrease was due primarily to a decrease in repeat sales of the Yu-Gi-Oh! TRADING CARD GAME series in Japan.

Operating expenses decreased by ¥12,176 million, or 11.3%, to ¥95,203 million in fiscal 2013 from ¥107,379 million in fiscal 2012. While there was a decrease in cost of revenues resulting from a decrease in product sales, development and operating costs for content for social networks increased, as a result of an increase in the number of titles distributed and improvements to our content.

(1)	The number of paying users means the sum of the number of daily unique paying users for each day within the particular fiscal year.

As a result, operating income decreased by ¥11,858 million, or 35.9% to ¥21,163 million in fiscal 2013 from ¥33,021 million in fiscal 2012.

Health & Fitness segment

Net revenues from external customers of our Health & Fitness segment decreased by ¥2,563 million, or 3.1%, from ¥82,429 million in fiscal 2012 to ¥79,866 million in fiscal 2013. Amid the growing need for preventative care in an increasingly aging society and with a view to develop services primarily for elderly people in good health, we provide a wide range of health-themed services with the new aim of establishing ourselves as a “Total Health Partner.” We established the new brand “OyZ”, which primarily targets clients over 60 years of age, the new counseling system “My Fit Planner” and the new program “Grid Series” in Les Mills.

Operating expenses decreased by ¥2,844 million, or 3.6%, to ¥76,882 million in fiscal 2013 from ¥79,726 million in fiscal 2012. This decrease was primarily due to our efforts to reduce operating expenses, which contributed to a decrease in cost of revenues.

As a result, our operating income increased by ¥185 million, or 6.5% to ¥3,014 million in fiscal 2013 from ¥2,829 million in fiscal 2012.

Gaming & Systems segment

Net revenues from external customers of our Gaming & Systems segment decreased by ¥228 million, or 0.9%, from ¥25,212 million in fiscal 2012 to ¥24,984 million in fiscal 2013. This was due primarily to the strong sales performance of Podium, the video slot machine and the Advantage series of five-reel mechanical slot machines, mainly in the U.S. market.

Operating expenses increased by ¥822 million, or 4.4%, to ¥19,378 million in fiscal 2013 from ¥18,556 million in fiscal 2012. This increase was primarily due to an increase in fees to obtain permits for new products or in new markets.

As a result, operating income decreased by ¥ 1,050 million, or 15.8%, to ¥5,606 million in fiscal 2013 from ¥6,656 million in fiscal 2012.

Pachinko & Pachinko Slot Machines segment

Net revenues from external customers of our Pachinko & Pachinko Slot Machines segment decreased by ¥13,012 million, or 70.7%, from ¥18,407 million in fiscal 2012 to ¥5,395 million in fiscal 2013. While we achieved the highest number of units sold for MAGICAL HALLOWEEN 3 for our pachinko slot machine sales in the previous fiscal year, our product revenues substantially decreased this fiscal year due to a decrease in the number of units sold mainly resulting from the rescheduling of release dates for certain major titles due to market conditions.

Operating expenses decreased by ¥7,687 million, or 53.9% to ¥6,564 million in fiscal 2013 from ¥14,251 in fiscal 2012. This was primarily due to a decrease in cost of revenue accompanying a decrease in sales.

As a result, operating income decreased by ¥5,345 million, to an operating loss of ¥1,166 million in fiscal 2013 from an operating income of ¥4,179 million in fiscal 2012.

Comparison of Fiscal 2012 with Fiscal 2011

Digital Entertainment segment

Net revenues from external customers of our Digital Entertainment segment increased by ¥7,236 million, or 5.5%, from ¥132,474 million in fiscal 2011 to ¥139,710 million in fiscal 2012, accounting for 52.6% of the total net revenues. This increase was due mainly to the steady increase in the number of the registered users for our content for social networks.

With respect to our content for social networks, the number of paying users(1) during the fiscal year for our leading titles that provide the substantial majority of our revenues for content for social networks, including DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine, was approximately 29 million, or by 507% increase from the prior fiscal year during which our content for social networks services were established in September 2010. As a result, our revenues from content for social networks increased by ¥20,900 million, from ¥15,756 million in fiscal 2011, to ¥36,656 million in fiscal 2012.

Our revenues from computer and video games decreased by ¥15,260 million to ¥50,449 million in fiscal 2012 from ¥65,709 million in fiscal 2011 despite the launch and stable sales of the Winning Eleven series (also known as Pro Evolution Soccer series in Europe and North America) as major titles, such as METAL GEAR PEACE WALKER and Castlevania: Lords of Shadow, were released in the previous fiscal year.

Our revenues from amusement machines decreased as we introduced more products that adopted our e-AMUSEMENT Participation. Our revenues decreased by ¥2,955 million to ¥25,310 in fiscal 2012 from ¥28,265 million in fiscal 2011.

Our revenues from card games increased by ¥4,780 million to ¥26,179 million in fiscal 2012 from ¥21,399 million in fiscal 2011 as our worldwide sales of our Yu-Gi-Oh! TRADING CARD GAME strengthened.

Operating expenses decreased by ¥8,720 million, or 7.5%, to ¥107,379 million in fiscal 2012 from ¥116,099 million in fiscal 2011. This decrease was due primarily to a decrease in cost of revenues, reflecting an increase in sales of content for social networks, which have a low cost of revenues ratio, and a decrease in sales of computer and video games from approximately 50% of the total sales for our Digital Entertainment segment in fiscal 2011 to approximately 36% the total sales for our Digital Entertainment segment in 2012.

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

(1)	The number of paying users means the sum of the number of daily unique paying users for each day within the particular fiscal year.

As a result, we recognized an operating income of ¥2,829 million in fiscal 2012 compared to an operating loss of ¥2,545 million in fiscal 2011.

Gaming & Systems segment

Net revenues from external customers of our Gaming & Systems segment increased by ¥3,344 million, or 15.3%, from ¥21,868 million in fiscal 2011 to ¥25,212 million in fiscal 2012, which represents a historical high in net revenues and operating income for this segment. This increase was due primarily to the strong sales performance of Participation, Podium, the video slot machine, and the Advantage 5 series of five-reel mechanical slot machines, mainly in the U.S. market.

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

Upon the initial completion of the purchase price allocation of TAKASAGO during fiscal 2011, the fair value of the net assets acquired exceeded the fair value of the purchase consideration transferred. Before recognizing a bargain purchase gain, we reassessed whether we have correctly identified all of the assets acquired and all of the liabilities assumed and also reviewed the procedures used to measure the amounts required to be recognized at the acquisition date for the identifiable assets acquired and liabilities assumed and the consideration transferred. After such reassessment, we recognized a gain on bargain purchase of ¥2,543 million which was included in the consolidated statements of income for the year ended March 31, 2011. We believe the gain on bargain purchase resulted from various factors including KONAMI’s recognition and fair value measurement of certain identifiable intangible assets that TAKASAGO was not able to effectively utilize, TAKASAGO’s deteriorating financial condition and its willingness to restructure its operations under Konami Group’s expertise.

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

Based on such assessment, intangible assets related to trademarks and memberships have been determined to have an indefinite life while intangible assets related to customer relationships, patents and franchise and other contracts have been amortized over their estimated useful lives of 3 to 20 years.

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

In the fourth quarter of the fiscal year ended March 31, 2011, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥1,900 million was recognized in earthquake related impairment charges and expenses. The impairment charge was attributed to determination that the assets would fail to achieve expected future growth resulting from our certain facilities damaged and the recovery of Japan’s economy would be more delayed in the long run by the Great East Japan Earthquake in March 2011.

As for the carrying value of goodwill, there was no impairment for any of our reporting units during the fiscal years ended March 31, 2012 and 2013. The fair values of the reporting units that had significant amounts of goodwill were significantly in excess of their respective carrying values.

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

During the fiscal year ended March 31, 2011, KONAMI recognized a pre-tax impairment charge of ¥2,253 million for long-lived assets resulting from the Great East Japan Earthquake in March 2011.

No impairment charges for long-lived assets were necessary for the fiscal year ended March 31, 2012 and 2013.

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

For content for social networks KONAMI enters into agreements with certain social platform providers, pursuant to which KONAMI provides content for social networks through the platform to players. The agreements provide for distribution, provision and allocation of revenue with regard to the content for social networks. The amount of virtual goods purchased by the players within the games is electronically recorded by KONAMI’s server as well as by the servers of the social platform providers. The social platform providers collect cash from players based on the data and pay proceeds to KONAMI, net of the contractual fees attributable to their social platform.

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

Revenue from content for social networks is recognized when the service, related to the virtual goods within the game, have been rendered to the player. For purposes of determining when the service has been rendered to the player, we have determined that an implied obligation to the paying player exists for us to continue providing the purchased virtual goods within the content for social networks over the period the player is expected to access the game or when the virtual goods are consumed. KONAMI categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s screen and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual goods, KONAMI recognizes revenue when the goods are consumed. Durable virtual goods represent virtual goods that are accessible to the player over an extended period of time. KONAMI recognizes revenue from the sale of durable virtual goods on a straight-line basis over the estimated average playing period. The average playing period of paying players for the applicable game is estimated to be from five months to eight months based on the analysis of historical online usage data. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

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

We sell amusement machines in Digital Entertainment Segment, and provide disposal service for the amusement machines, “e-AMUSEMENT” service connecting multiple amusement arcades online, and “e-AMUSEMENT Participation” service sharing playing fees of users with customers (amusement arcade operators), as multiple deliverable arrangements. We do not grant the right to return amusement machines to the customers. The customers are granted the right to receive disposal services of the amusement machines at the point of sale, which is exercisable within 5 to 7 years as a fixed fee arrangement to require us to handle disposal of the machines at the end of their useful lives. The e-AMUSEMENT and e-AMUSEMENT Participation services are a separate contract from the sale of the machines. However, those service contracts are generally entered into concurrently with the sale of the machines. We have evaluated and concluded that each of these components contained in such arrangements is a separate unit of accounting since it has standalone value, and recognizes revenue when the customers have accepted the machine or the services have been rendered. Under a selling price hierarchy, consideration is allocated to each component based on the relative selling price for the deliverables. The selling price for a deliverable is based on VSOE or third party evidence, which is the price of the vendor’s or any competitor’s largely interchangeable services in standalone sales to similarly situated customers.

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

Establishing a valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. At March 31, 2012 and 2013, the aggregate valuation allowances provided against deferred tax assets were ¥10,330 million and ¥9,487 million, respectively. The net change in total valuation allowance for the fiscal years ended March 31, 2011, 2012 and 2013 were an increase of ¥10,996 million, a decrease of ¥1,945 million and a decrease of ¥843 million, respectively. The increase of ¥10,996 million for the fiscal year ended March 31, 2011 primarily resulted from the adjustments made to valuation allowance to deferred tax assets in light of the consolidated tax system to be implemented from the fiscal year ending March 31, 2012, which was approved by the tax authority in the fiscal year ended March 31, 2011, and resulted from the acquisition of TAKASAGO, where valuation allowance for its existing net operating loss carryforwards was provided at the acquisition date. There were no significant changes in assessment of valuation allowance during the fiscal years ended March 31, 2012. During the fiscal year ended March 31, 2013, there was a change in judgment with respect to the need for valuation allowance at a certain domestic subsidiary as it is no longer in a cumulative loss position in recent years.

New Accounting Standard Not Yet Adopted

In February 2013, the FASB issued Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. ASU 2013-02 is effective for financial statements issued for fiscal years beginning on or after April 1, 2013. This ASU only updates disclosure requirements.

Capital Expenditures

Our capital expenditures for fiscal 2011 amounted to ¥8,265 million on an accrual basis, which primarily consisted of additions to Konami Sports Clubs’ facility equipment and tools for products development relating to the Gaming & Systems segment. Our capital expenditures for fiscal 2012 amounted to ¥10,690 million on an accrual basis, which primarily consisted of additions to Konami Sports Clubs’ facility equipment, tools for product development relating to the Gaming & Systems segment and expenditures related to our plant facilities. Our capital expenditures for fiscal 2013 amounted to ¥9,399 million on an accrual basis, which primarily related to the purchase of production equipment for the Digital Entertainment segment, Konami Sports Clubs’ facility equipment and tools for product development and manufacturing relating to the Gaming & Systems segment.

The following table shows reconciliation between capital expenditure disclosed in the cash flow statements to the amounts discussed here on an accrual basis for fiscal 2011, 2012 and 2013:

	Fiscal year ended March 31,
	2011	2012	2013
	(millions of yen)
Capital expenditure in the consolidated statement of cash flows	¥10,554	¥9,260	¥9,927
Effects of timing difference of payments and other	(2,289)	1,430	(528)

Capital expenditure (accrual basis)	¥8,265	¥10,690	¥9,399

B.    Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for fitness club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes. Our principal needs for cash during fiscal 2013 included cash used for ordinary operations of our business. From time to time, we consider potential opportunities to expand our current business or enter new areas of business.

Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that as of the end of fiscal 2013, cash and deposit balance, expected cash from operations, execution of commitment line contracts with main banks and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. In addition, taking into account the above circumstances, we believe that the amount we generated and expect to generate from our operating activities through the end of fiscal 2012, will be sufficient to meet our operating requirements for the next twelve months through the end of fiscal 2013. In our opinion, the working capital is sufficient for KONAMI’s present requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction.

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2011, 2012 and 2013:

	Fiscal year ended March 31,
	2011	2012	2013
	(millions of yen)
Net cash provided by operating activities	¥26,605	¥37,915	¥10,236
Net cash used in investing activities	(10,773)	(7,646)	(11,575)
Net cash used in financing activities	(6,182)	(13,254)	(12,377)

Effect of exchange rate changes on cash and cash equivalents	(849)	(105)	934

Net increase (decrease) in cash and cash equivalents	8,801	16,910	(12,782)
Cash and cash equivalents at beginning of year	50,740	59,541	76,451

Cash and cash equivalents at end of year	¥59,541	¥76,451	¥63,669

Comparison of Fiscal 2013 with Fiscal 2012

Cash provided by operating activities decreased by ¥27,679 million, or 73.0%, to ¥10,236 million in fiscal 2013 from ¥37,915 million in fiscal 2012. This decrease was due mainly to a decrease in cash collected from customers as a result of decreased sales of Digital Entertainment and Pachinko & Pachinko Slot Machines segments, an increase in cash used for development costs in those segments and an increase in payment for income taxes by ¥5,772 million compared to the previous fiscal year due to an increase in our taxable income.

Net cash used in investing activities increased by ¥3,929 million, or 51.4% to ¥11,575 million in fiscal 2013 from ¥7,646 million in fiscal 2012. This increase mainly resulted from an increase in time deposit and expenditures for business acquisitions.

Net cash used in financing activities decreased by ¥877 million, or 6.6%, to ¥12,377 million for fiscal 2013 from ¥13,254 million in fiscal 2012. This decrease primarily resulted from an increase in dividend payments and the fact that there was no income from sale and leaseback transactions for the current consolidated fiscal year; however, this was partially offset by income from borrowings.

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

Net cash used in financing activities increased by ¥7,072 million, or 114.4%, to ¥13,254 million for fiscal 2012 from ¥6,182 million in fiscal 2011. These financing activities primarily resulted from the repayment of short-term borrowings and the redemption of corporate bonds.

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. As of March 31, 2013, short-term debt was ¥4,681 million of unsecured bank loans. As of March 31, 2013, long-term debt consisted of outstanding ¥5,000 million of ¥15,000 million of unsecured bonds described in the following paragraphs. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2013, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case is market-based rates in Japan. The interest rates of our loans ranged from 0.46% to 1.73% during fiscal 2013.

During fiscal 2008, we issued series 6, 7 and 8 unsecured domestic bonds, due in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Each of the bonds was issued for ¥5,000 million for an aggregate total principal amount of ¥15,000 million. The interest rates of these bonds issued by us range from 1.51% to 1.73%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. We are also from time to time required to provide irrevocable letters of credit in connection with other transactions. As of March 31, 2013, we had outstanding letter of credit of $18,000.

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

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing content for social networks, computer and video game software, amusement arcade games, card games, gaming machines, and pachinko slot machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥2,163 million, ¥2,444 million and ¥2,412 million on research and development for fiscal 2011, 2012 and 2013 respectively.

D.    Trend Information.

While our results of operations for fiscal 2014 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2014 will increase from the previous year. We also expect an increase in operating income in fiscal 2014 due to stable revenues generated by regular titles in each segment. Due to the lingering European sovereign-debt crisis, we may experience certain negative effects but we expect the adverse impact, if any, that would be incurred in fiscal 2014 to be immaterial. We base our expectations on the following assumptions:

•

Digital Entertainment segment:    Despite the intensely competitive environment, we expect an increase in sales in our content for social networks business resulting from our development of overseas platforms and targeting multifunction devices such as smartphones. In the video game software business, we expect an increase in sales of new titles in the METAL GEAR series and continuously stable sports-related titles, but we expect our sales volume and net revenues to decrease slightly as a whole, as a result of shifting from traditional package sales to online distribution and DL sales aimed at increasing profitability. In our amusement arcade game business, while we expect sales of products that adopted our e-AMUSEMENT Participation to increase, we expect overall sales to decrease to some degree due to the decrease in unit sales in connection with the overall reduction in the number of amusement facilities. We expect our net revenues of our card game business to remain almost at the same level as fiscal 2013, reflecting solid sales of the Yu-Gi-Oh! TRADING CARD GAME.

•

Health & Fitness segment:    In the Health & Fitness segment, we expect our business to remain at approximately the same level as the previous year, despite the fact that severe conditions are expected to continue for a while due to unfavorable economic conditions. With an increasingly aging society and the government taking measures to combat the occurrence of adult diseases in the background, there is increased health awareness in society as a whole and there is likely to be increased opportunities to promote healthy lifestyles to a wide variety of age groups, such as through fitness clubs or the development and sale of health related machines. We would like to use our status as the largest fitness operator in Japan, operating more than 300 fitness clubs, to expand our health improvement related services, through the enhancement of fitness programs, digitizing health management, and expansion of various products, both inside and outside our fitness facilities.

•

Gaming & Systems segment:    We expect an increase in net revenues by our Gaming & Systems segment reflecting anticipated gains in sales of gaming machines and casino management systems in the North American market.

•

Pachinko & Pachinko Slot Machines segment:    We expect to increase our revenues and improve our brand by improving upon and re-releasing our main titles and establishing a business structure that allows us to adjust the volume of our production according to demand in the market and intend to create a foundation to maximize our sales.

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

Accounting Matters.

We use principally the declining-balance method for calculating the depreciation of property and equipment, and plan to change it to the straight-line method from the fiscal year ending March 31, 2014. We believe that the straight-line method better reflects the pattern of consumption of property and equipment. The effect of the change in depreciation method will be recognized throughout future fiscal years as a change in accounting estimates. The change in depreciation method is anticipated to cause a decrease in depreciation expense by approximately ¥1,000 million for the fiscal year ending March 31, 2014.

E.    Off-Balance Sheet Arrangements.

Not applicable.

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2013:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt, including contractual interest	¥5,000	¥5,000	—	—	—
Capital Lease Obligations	31,777	3,176	¥5,965	¥5,143	¥17,493
Operating Leases	85,251	9,857	19,285	17,869	38,240
Purchase Obligations	16,833	16,833	—	—	—
Derivative	—	—	—	—	—
Pension Contributions	780	780	—	—	—
Asset Retirement Obligations	3,183	—	—	—	3,183

Total	¥142,824	¥35,646	¥25,250	¥23,012	¥58,916

Licenses.    We have several on-going contractual commitments involving minimum future royalties’ payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2013 is ¥430 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors, Corporate Auditors and Executive Officers

The following table sets forth our directors including the corporate officers and corporate auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director, Corporate Auditor or Corporate Officer Since	Number of KONAMI CORPORATION shares owned as of March 31, 2013 (1)	Percentage of holding of KONAMI CORPORATION shares outstanding as of March 31, 2013
Directors:
Kagemasa Kozuki	Representative Director, Chairman	November 12, 1940	June 2014	March 1974	38,694,426 (0)	27.91%
Takuya Kozuki	Representative Director, President	May 19, 1971	June 2014	June 2009	17,994 (0)	*
Kimihiko Higashio	Director	September 24, 1959	June 2014	June 2005	26,336 (0)	*
Noriaki Yamaguchi	Director and Senior Corporate Adviser	January 26, 1944	June 2014	June 1994	66,253 (0)	*
Tomokazu Godai	Director (External)	October 6, 1939	June 2014	May 1992	12,529 (0)	*
Hiroyuki Mizuno	Director (External)	April 20, 1929	June 2014	June 2001	10,900 (0)	*
Akira Gemma	Director (External)	August 1, 1934	June 2014	June 2004	8,000 (0)	*
Corporate Auditors:
Shinichi Furukawa	Standing Corporate Auditor	February 18, 1960	June 2017	June 2013	24,672 (0)	*
Minoru Maruoka	Standing Corporate Auditor (External)	November 7, 1956	June 2017	June 2013	0 (0)	*
Nobuaki Usui	Corporate Auditor (External)	January 1, 1941	June 2015	June 2011	311 (0)	*
Setsuo Tanaka	Corporate Auditor (External)	April 29, 1943	June 2015	June 2011	311 (0)	*
Hisamitsu Arai	Corporate Auditor (External)	January 10, 1944	June 2015	June 2011	518 (0)	*
Corporate Officers:
Fumiaki Tanaka	Chief Operating Officer	March 10, 1961	—	June 2000	84,748 (0)	*
Satoshi Sakamoto	Corporate Officer	August 22, 1948	—	April 2007	0 (0)	*
Mineaki Yoshiba	Corporate Officer	May 16, 1964	—	May 2008	2,715 (0)	*
Yasuyuki Yamaji	Corporate Officer	April 13, 1972	—	January 2011	721 (0)	*
Kazuyuki Kisohara	Corporate Officer	June 17, 1971	—	April 2011	106 (0)	*
Junichi Motobayashi	Corporate Officer	June 17, 1969	—	May 2012	3,528 (0)	*
Masato Kubota	Corporate Officer	October 23, 1976	—	April 2013	907 (0)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Kozuki Foundation for Sports, Athletes and Higher Education (15,800,000 shares), Kozuki Holding (15,700,000 shares), Kozuki Capital Corporation (7,048,596 shares) and the Director Stock Purchase Association (74,974 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

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

Tomokazu Godai has served as our Director since 1992. He also became Representative Director and President of MAYATEC Co., Ltd. in 1975 and has served as Representative Director and Chairman of the Board of MAYATEC Co., Ltd. since 2006.

Hiroyuki Mizuno has served as our Director since 2001. He has also served as Director of Hiroshima Prefectural Institute of Industrial Science and Technology since 1998.

Akira Gemma has served as our Director since 2004. He has also served as Adviser of Shiseido Co., Ltd. since 2013.

Shinichi Furukawa has served as our Standing Corporate Auditor since 2013. He joined KONAMI CORPORATION in 1982.

Minoru Maruoka has served as our Standing Corporate Auditor since 2013. He served as Director of Panasonic Ecology Systems Co., Ltd. from 2010 to 2011.

Nobuaki Usui has served as our Corporate Auditor since 2011. He has also served as Outside Director of ORIX Corporation since 2012.

Setsuo Tanaka has served as our Corporate Auditor since 2011. He has also served as External Corporate Auditor of NGK INSULATORS, LTD. since 2007.

Hisamitsu Arai has served as our Corporate Auditor since 2011. He has also served as External Corporate Auditor of Soken Chemical & Engineering Co., Ltd. since 2013.

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

Masato Kubota has served as Corporate Officer since 2013. He joined KONAMI CORPORATION in 1999.

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

B.     Compensation.

(1) Amount of Compensation to Our Directors and Corporate Auditors in Fiscal 2013

Category	Basic compensation (Millions of Yen)	Number of Directors or Corporate Officers
Directors (Excluding Outside Directors)	420	4
Outside Directors	80	7

(1)	Outside directors include all corporate auditors.
(2)	There is not any payment of compensation other than basic compensation to directors or corporate auditors (such as bonuses, stock options and others).

(2) Directors and Corporate Auditors whose Total Compensation Amount was over ¥100 million in Fiscal 2013

Name	Category	Company	Basic compensation (Millions of Yen)
Kagemasa Kozuki	Directors	KONAMI CORPORATION	296

(1)	Mr. Kozuki did not receive any payment of compensation other than basic compensation.

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

D.    Employees.

We employed 5,538 persons on a full-time basis and 7,076 persons on a part-time basis as of March 31, 2013. One of our subsidiaries, Konami Sports & Life Co., Ltd., has a labor union to which 741 employees belonged as of March 31, 2012. We have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2011	2012	2013
Digital Entertainment	3,085	2,814	3,002
Health & Fitness	1,569	1,353	1,288
Gaming & Systems	415	465	499
Pachinko & Pachinko Slot Machines	463	454	468
General Administrative (1)	226	276	281

Total	5,758	5,362	5,538

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2011	2012	2013
Japan	4,949	4,580	4,596
North America	431	461	580
Asia (other than Japan)	156	93	125
Europe	110	115	128
Australia	112	113	109

Total	5,758	5,362	5,538

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

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. As of March 31, 2013 the Employee Stock Purchase Association held a total of 1,786,543 shares of our common stock and the Director Stock Purchase Association held a total of 154,827 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2013, 138,618,060 shares of our common stock were outstanding.

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

The following table shows, to the best of our knowledge, our major shareholders, as of March 31, 2013, who owned more than 5% of our outstanding common stock according to our register of shareholders or, in the case of Kagemasa Kozuki, owned a beneficial interest in more than 5% of our outstanding common stock. The Company understands that, other than Kagemasa Kozuki whose beneficial ownership is discussed below, the following shareholders may not be beneficial owners of the Company’s common stock and that, consequently, there may be other beneficial owners of more than 5% of our outstanding common stock that are not listed below. However, the Company does not have any further information available to determine the beneficial ownership of these shares, except as otherwise set forth below.

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2013
Kagemasa Kozuki (1)	38,694,426	27.91%
Kozuki Foundation For Sports and Education (2)	15,800,000	11.40
Kozuki Holding (2)	15,700,000	11.33
The Master Trust Bank of Japan (3)	12,732,000	9.18
Japan Trustee Services Bank, Ltd. (3)	8,857,700	6.39
Kozuki Capital Corporation (2)	7,048,596	5.08

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Kozuki Foundation for Sports and Education (15,800,000 shares), Kozuki Holding (15,700,000 shares), Kozuki Capital Corporation (7,048,596 shares), and the Director Stock Purchase Association (74,974 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.
(3)	The Master Trust Bank of Japan and Japan Trustee Services Bank, Ltd. are not considered beneficial owners under United States securities laws because they hold securities as custodians only and, therefore, are not required to file Schedule 13 with the United States Securities and Exchange Commission.

In addition, according to a statement on Schedule 13G (Amendment No. 1) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 13, 2013, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2012, 7,244,734 shares, or 5.2% of the then issued shares, of KONAMI CORPORATION’s Common Stock.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2013 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Outstanding Shares
Japanese financial institutions	53	38,048,179	27.45%
Japanese securities companies	55	9,396,277	6.78
Other Japanese corporations	434	23,898,280	17.24
Foreign corporations and individuals	404	47,041,184	33.93
Japanese individuals and others	52,154	20,234,140	14.60

Total	53,100	138,618,060	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2013, there were 138,618,060 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2013, 428,861 shares of our common stock were held in the form of ADRs and there were 25 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2013, there were 53,100 holders of common stock of record worldwide, including 116 shareholders of record with addresses in the United States who held 10,344,203 shares, representing approximately 7.46% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

None of our shares of common stock entitles the holder to any preferential voting rights.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We know of no arrangements the operation of which may at a later time result in a change of our control.

B.    Related Party Transactions.

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from ROKUROKUSOU LLC where Takuya Kozuki, Representative Director, President of KONAMI CORPORATION, is the representative, at ¥1,336 million. The acquisition price was determined based on the third party appraisal.

During the fiscal year ended March 31, 2011, Konami Real Estate, Inc., a consolidated subsidiary, acquired certain fixed assets from Kozuki Capital Corporation at ¥685 million. Kozuki Capital Corporation is a company owned by a key management personnel of the Company and his immediate family members. The acquisition price was determined based on the third party appraisal.

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

B.    Significant Changes.

Except as disclosed in this annual report, we are not aware of any significant change since March 31, 2013, the date of our last audited financial statements.

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

Fiscal Year ended March 31,	Price per Share of KONAMI CORPORATION Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume of KONAMI CORPORATION Common Stock	Closing TOPIX		Closing Nikkei Stock Average
Fiscal Period	High	Low		High	Low	High	Low
2009	4,410	1,275	1,458,497	1,449.14	698.46	14,601.27	6,994.90
2010	2,080	1,416	912,983	987.27	778.21	11,147.62	8,084.62
2011	1,976	1,289	1,050,423	1,001.77	725.90	11,408.17	8,227.63
2012	2,906	1,460	1,743,622	879.48	703.88	10,255.15	8,135.79
2013	2,423	1,535	1,284,193	1,061.75	692.18	12,650.26	8,238.96
2012:
First quarter	1,947	1,460	1,252,885	874.35	801.78	10,017.47	9,318.62
Second quarter	2,906	1,900	2,108,768	879.48	727.33	10,207.91	8,359.70
Third quarter	2,740	2,050	1,542,284	779.08	703.88	9,152.39	8,135.79
Fourth quarter	2,398	1,856	2,058,579	872.42	722.85	10,255.15	8,349.33
2013:
First quarter	2,423	1,535	1,608,132	863.23	692.18	10,190.35	8,238.96
Second quarter	1,910	1,606	979,056	781.94	703.31	9,288.53	8,328.02
Third quarter	2,129	1,666	958,016	861.57	710.32	10,433.63	8,488.14
Fourth quarter	1,986	1,704	1,618,029	1,061.75	862.62	12,650.26	10,398.61

Calendar Period
2013:
January	1,984	1,704	2,042,258	942.08	862.62	11,145.38	10,398.61
February	1,974	1,753	1,490,047	981.80	930.04	11,662.52	11,046.92
March	1,986	1,780	1,336,595	1,061.75	971.22	12,650.26	11,464.71
April	2,293	1,723	2,008,124	1,176.23	971.33	13,983.87	11,805.78
May	2,984	2,121	2,033,152	1,289.77	1,129.07	15,942.60	13,555.66
June	2,557	2,000	1,651,100	1,139.76	1,033.02	13,724.44	12,415.85
July	2,369	1,988	1,312,859	1,232.02	1,127.01	14,953.29	13,562.70

On August 23, 2013, the reported closing price of our shares on the Tokyo Stock Exchange was ¥2,169 per share, the closing Nikkei Stock Average was ¥13,660.55 and the closing TOPIX was ¥1,141.63.

On August 23, 2013, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $22.11 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
Fiscal Period	High ($)	Low ($)
2009	42.79	12.77	11,898
2010	21.98	14.80	3,593
2011	22.47	15.14	7,802
2012	37.22	17.35	8,853
2013	29.74	18.90	5,574
2012:
First quarter	24.18	17.35	7,652
Second quarter	37.22	23.66	15,647
Third quarter	35.88	26.13	4,824
Fourth quarter	30.56	24.25	7,153
2013:
First quarter	29.74	19.76	5,737
Second quarter	24.11	20.51	2,978
Third quarter	25.49	21.17	3,161
Fourth quarter	23.18	18.90	10,623

Calendar Period:
2013:
January	23.18	19.35	9,152
February	21.10	18.90	14,716
March	20.84	19.09	8,280
April	22.85	17.51	15,977
May	28.32	21.41	18,186
June	25.25	21.13	12,995
July	23.29	20.18	5,636

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the fiscal year ended March 31, 2013, we had no diluted securities.

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

General

Our authorized share capital consists of 450,000,000 shares. All issued shares are fully-paid and non-assessable. As of March 31, 2013, 138,618,060 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, and in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders. However, by amendment of the Law Concerning Central Clearing of Bonds, Share Certificates and Other Securities in Japan (effective January 5, 2009), the share certificate system has been replaced by a book-entry transfer system administered by the Japan Securities Depositary Center, Inc (“JASDEC”). Under the new system, Japanese listed companies cannot issue share certificates and those certificates previously issued are void. The shareholder’s ownership right that was represented by the share certificate is now recorded as an entry in an account that the shareholder is required to open with an Account Management Institution, i.e. a financial institution such as a bank, trust bank or a securities firm. A transfer of shares is effected by recording the transfer from the transferor’s account to the transferee’s account. We amend our register of shareholders (to, for example, reflect a transfer of shares) upon receipt of a General Shareholders Notification from JASDEC.

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

On August 23, 2013, the closing price of our shares on the Tokyo Stock Exchange was ¥2,169 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,000 and ¥1,500 or ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

Previous Day’s Closing Price or Special Quote				Maximum Daily Price Movement
Over	¥1,000	Less than	¥1,500	¥300
Over	1,500	Less than	2,000	400
Over	2,000	Less than	3,000	500
Over	3,000	Less than	5,000	700

For a history of the trading price of our shares on the Tokyo Stock Exchange, see Item 9.A of this annual report.

Takeover Defense Measures

“The Countermeasures to Large-Scale Acquisitions of KONAMI CORPORATION Shares (Takeover Defense Measures)” (the “Current Plan”) was approved and subsequently introduced upon resolution at a general shareholders’ meeting held on June 27, 2013. The outline of the Current Plan is as follows:

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2014 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20% (on or after January 1, 2013, 20.42%). Except for any individual shareholder who holds 3% or more of the total outstanding shares, the aforementioned withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 7.147% for dividends due and payable on or after January 1, 2013 to December 31, 2013, and (ii) 15.315% for dividends due and payable on or after January 1, 2014. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

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

F.    Dividends and Paying Agents.

Not applicable.

G.    Statement by Experts.

Not applicable.

H.    Documents on Display.

We file periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Securities and Exchange Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at www.konami.co.jp/en. Our website is not part of this annual report.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2013, our U.S. dollar and Euro denominated sales comprised 16.21% and 5.62% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had significant U.S. dollar and Euro dominated monetary assets. As of March 31, 2013 we had net U.S. dollar dominated monetary assets of approximately $307 million and Euro denominated monetary assets of approximately €40 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign exchange forward contracts at March 31, 2012

	Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	165	164	1	82.55
Selling EURO	328	329	(1)	109.36

Total	¥493	¥493	¥0

Foreign exchange forward contracts at March 31, 2013

Millions of Yen
	Contract amount	Fair value	Gain (loss)	Weighted average exchange rates
Foreign exchange forward contracts
Selling U.S. Dollar	—	—	—	—
Selling EURO	—	—	—	—

Total	—	—	—

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2012 and 2013 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2012

	Expected maturity dates
Type of debt and average interest rates	2013	2014	2015	2016	2017	Thereafter	Total 3/31/12	Fair Value 3/31/12
	(in millions of yen)
Unsecured bonds (1.62%)	¥5,000	¥5,000	—	—	—	—	¥10,000	¥10,035

Total	¥5,000	¥5,000	—	—	—	—	¥10,000	¥10,035

Interest rate risk at March 31, 2013

	Expected maturity dates
Type of debt and average interest rates	2014	2015	2016	2017	2018	Thereafter	Total 3/31/13	Fair Value 3/31/13
	(in millions of yen)
Unsecured bonds (1.73%)	¥5,000	—	—	—	—	—	¥5,000	¥5,014

Total	¥5,000	—	—	—	—	—	¥5,000	¥5,014

Investment price risk

The fair value of certain of our investments, primarily in marketable equity securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2013 would be ¥40 million. We had no open equity derivative positions from April 1, 2012 to March 31, 2013.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2012 and 2013, respectively:

	Millions of Yen
	March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥511	¥11	¥(93)	¥429
Other securities	—	—	—	—

Total	¥511	¥11	¥(93)	¥429

	Millions of Yen
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥397	¥43	¥—	¥440
Other securities	—	—	—	—

Total	¥397	¥43	¥—	¥440

Credit Risk

As of March 31, 2013 we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2013 we had no open commodity derivative positions.

Item 12.	Description of Securities Other Than Equity Securities.

Item 12D.	3. Fees payable by ADR Holders.

The following table shows the fees and charges that a holder of our ADR may have to pay, either directly or indirectly:

Type of Services:	Amount of Fee (USD)

Deposit or substitution the underlying shares (including execution and delivery of Receipts)	USD5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Receipt or distribution dividends	USD0.02 or less per ADS

Sale or exercise of rights	USD5.00 for each 100 ADSs (or portion thereof)

Withdrawal of underlying security (including the surrender of Receipts)	USD5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

Transfer, split or grouping of receipts	USD1.50 per ADS

General depositary services, including any annually charged fee	USD0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

Taxes and other governmental charges	As applicable

Such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement	As applicable

Such expenses as are incurred by the Depositary in the conversion of Foreign Currency	As applicable

Item 12D. 4. Fees paid to KONAMI CORPORATION by the Depositary.

JPMorgan Chase Bank N.A., as Depositary, has agreed to reimburse KONAMI CORPORATION for expenses incurred in relation to the maintenance of KONAMI CORPORATION’s ADR program, up to a total of US$ 25,000 for the annual expenses associated with Investor Relations and NYSE annual fees, including investor relations expenses and stock exchange application and listing fees. Furthermore, from April 1, 2012 to March 31, 2013, the Depositary has waived a total of $40,000 in fees associated with the administration of the ADR program and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2013, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, these officers concluded that, as of March 31, 2013, the disclosure controls and procedures were effective.

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

The management assessed the effectiveness of internal control over financial reporting as of March 31, 2013. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2013, our internal control over financial reporting was effective.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. Their report appears at the beginning of our consolidated financial statements in this annual report.

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

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA LLC to perform an annual audit of our financial statements in the years ended March 31, 2012 and 2013. The following table presents information concerning fees paid to KPMG AZSA LLC and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2012	2013
Audit fees (1)	¥442	¥432
Tax fees (2)	152	174
All other fees	—	3

Total	¥594	¥609

(1)	Fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	Fees for professional tax services performed including tax compliance, tax advice and tax planning.

Pre-Approval of Services Provided by KPMG

Our corporate auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for KONAMI CORPORATION or its subsidiaries without the prior approval of our corporate auditors.

All of the services provided by KPMG in the fiscal year ended March 31, 2013 were approved by our corporate auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2012	335	2,289.93	—	—
May 1 to May 31, 2012	341	2,090.12	—	—
June 1 to June 30, 2012	238	1,780.76	—	—
July 1 to July 31, 2012	185	1,698.86	—	—
August 1 to August 31, 2012	501	1,771.98	—	—
September 1 to September 30, 2012	165	1,796.87	—	—
October 1 to October 31, 2012	144	1,785.17	—	—
November 1 to November 30, 2012	214	1,879.79	—	—
December 1 to December 31, 2012	366	1,961.07	—	—
January 1, to January 31, 2013	196	1,839.06	—	—
February 1, to February 28, 2013	426	1,850.82	—	—
March 1 to March 31, 2013	298	1,858.03	—	—

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

Companies under the system of “Board of Statutory Auditors”, including the Company, are required to have at least three corporate auditors and the majority have to be “outside” corporate auditors who must meet independence requirements under the Corporate Law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting consultant (kaikei sanyo), executive officer (shikko yakuin), manager or any other employee of the company or any of its subsidiaries in previous years prior to the appointment.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any compensation adviser.	The Company is not required under the Corporate law to have a compensation committee and does not currently have a compensation committee. Total amounts of compensation including remuneration, bonuses and other financial benefits, for the Company’s directors and corporate auditors are proposed to, and voted on at, a meeting of shareholders. Once the proposals for such total amounts of compensation are approved at the meeting of shareholders, each of the board of directors and Board of Statutory Auditors allocate the respective total amounts among their respective members.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by KONAMI
A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to the Corporate Law, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the plan by a “special resolution” of a general meeting of shareholders, where the quorum is at least one-third of the total number of voting rights which are entitled to vote at such a general meeting of shareholders and the approval of at least two-thirds of the voting rights represented at the meeting is required.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)****

1.2	— Share Handling Regulations of the registrant (English translation)*****

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics**

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007.
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005.
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.
****	Incorporated by reference to the Annual Report on Form 20-F filed on August 3, 2009.
*****	Incorporated by reference to the Annual Report on Form 20-F filed on July 25, 2012.

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 12, 2013 expressed an unqualified opinion on the effectiveness of KONAMI CORPORATION’s internal control over financial reporting.

/s/    KPMG AZSA LLC

Tokyo, Japan

September 12, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KONAMI CORPORATION’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, KONAMI CORPORATION maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated September 12, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

September 12, 2013

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2012 and 2013

	Millions of Yen
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,451	¥63,669
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥380 million at March 31, 2012 and ¥683 million at March 31, 2013	33,647	33,066
Inventories	22,121	26,349
Deferred income taxes, net	20,503	20,749
Prepaid expenses and other current assets	9,243	9,650

Total current assets	161,965	153,483
PROPERTY AND EQUIPMENT, net	62,251	62,651
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	429	440
Investment in affiliate	2,184	2,247
Identifiable intangible assets	41,283	42,225
Goodwill	21,875	21,934
Lease deposits	26,827	26,625
Deferred income taxes, net	976	1,875
Other assets	10,216	11,468

Total investments and other assets	103,790	106,814

TOTAL ASSETS	¥328,006	¥322,948

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥2,300	¥4,681
Current portion of long-term debt	5,000	5,000
Current portion of capital lease and financing obligations	2,458	2,166
Trade notes and accounts payable	16,290	14,443
Accrued income taxes	10,449	4,104
Accrued expenses	19,993	19,971
Deferred revenue	5,595	5,464
Other current liabilities	5,805	3,683

Total current liabilities	67,890	59,512
LONG-TERM LIABILITIES:
Long-term debt, less current portion	5,000	—
Capital lease and financing obligations, less current portion	24,803	22,588
Accrued pension and severance costs	1,641	1,531
Deferred income taxes, net	4,024	4,424
Other long-term liabilities	8,928	8,894

Total long-term liabilities	44,396	37,437

TOTAL LIABILITIES	112,286	96,949

COMMITMENTS AND CONTINGENCIES (Notes 10 and 23)

EQUITY:
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2012 and 2013: outstanding 138,620,152 shares at March 31, 2012 and 138,618,060 shares at March 31, 2013	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	107,565	113,808
Accumulated other comprehensive income (loss)	(2,719)	1,009
Treasury stock, at cost- 4,879,848 shares at March 31, 2012 and 4,881,940 shares at March 31, 2013	(11,246)	(11,250)

Total KONAMI CORPORATION stockholders’ equity	215,458	225,425

Noncontrolling interest	262	574

TOTAL EQUITY	215,720	225,999

TOTAL LIABILITIES AND EQUITY	¥328,006	¥322,948

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2011, 2012 and 2013

	Millions of Yen
	2011	2012	2013
NET REVENUES:
Product sales revenue	¥156,867	¥140,159	¥103,928
Service and other revenue	101,121	125,599	122,067

Total net revenues	257,988	265,758	225,995

COSTS AND EXPENSES:
Costs of products sold	102,741	89,924	64,152
Costs of services rendered and others	86,291	84,491	88,661
Selling, general and administrative	46,253	50,051	51,307
Earthquake related impairment charges and expenses	4,455	342	—
Gain on bargain purchase	(2,543)	—	—

Total costs and expenses	237,197	224,808	204,120

Operating income	20,791	40,950	21,875

OTHER INCOME (EXPENSES):
Interest income	268	215	182
Interest expense	(1,541)	(1,427)	(1,300)
Foreign currency exchange gain (loss), net	(342)	331	1,285
Other, net	(94)	(43)	(127)

Other income (expenses), net	(1,709)	(924)	40

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	19,082	40,026	21,915

INCOME TAXES:
Current	7,319	14,117	9,099
Deferred	(918)	2,824	(626)

Total	6,401	16,941	8,473
EQUITY IN NET INCOME OF AFFILIATED COMPANY	41	52	44

NET INCOME	12,722	23,137	13,486
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	(212)	125	312

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥12,934	¥23,012	¥13,174

PER SHARE DATA:	Yen
	2011	2012	2013
Basic net income attributable to KONAMI CORPORATION stockholders per share	¥96.48	¥166.23	¥95.04

Diluted net income attributable to KONAMI CORPORATION stockholders per share	¥96.48	¥166.23	¥95.04

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended March 31, 2011, 2012 and 2013

	Millions of Yen
	2011	2012	2013
Net income	¥12,722	¥23,137	¥13,486

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,153)	(455)	3,646
Net unrealized gains (losses) on available-for-sale securities	(55)	(0)	79
Pension liability adjustment	(171)	283	3

Other comprehensive income (loss)	(2,379)	(172)	3,728

Comprehensive income	10,343	22,965	17,214
Comprehensive income (loss) attributable to the non controlling interest	(219)	125	312

Comprehensive income attributable to KONAMI CORPORATION	¥10,562	¥22,840	¥16,902

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2011, 2012 and 2013

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

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2011, 2012 and 2013—(Continued)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2012	¥47,399	¥74,175	¥284	¥107,565	¥(2,719)	¥(11,246)	¥215,458	¥262	¥215,720
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥50.0 per share				(6,931)			(6,931)		(6,931)
Purchase of treasury stock						(6)	(6)		(6)
Reissuance of treasury stock		(0)				2	2		2
Comprehensive income:
Net income				13,174			13,174	312	13,486
Foreign currency translation adjustments					3,646		3,646		3,646
Net unrealized gains on available-for-sale securities					79		79		79
Pension liability adjustment					3		3		3

Total comprehensive income for the year							16,902	312	17,214

Balance at March 31, 2013	¥47,399	¥74,175	¥284	¥113,808	¥1,009	¥(11,250)	¥225,425	¥574	¥225,999

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2011, 2012 and 2013

	Millions of Yen
	2011	2012	2013
Cash flows from operating activities:
Net income	¥12,722	¥23,137	¥13,486
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	12,388	9,798	10,513
Provision for doubtful receivables	(192)	44	266
Earthquake related impairment charges and expenses	4,455	—	—
Gain on bargain purchase	(2,543)	—	—
Loss on sale or disposal of property and equipment, net	271	311	176
Equity in net income of affiliated company	(41)	(52)	(44)
Deferred income taxes	(918)	2,824	(626)
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	2,385	(5,406)	2,427
Decrease (increase) in inventories	(2,632)	2,201	(5,484)
Decrease in prepaid expense	101	790	623
Increase (decrease) in trade notes and accounts payable	2,357	(2,458)	(3,066)
Increase (decrease) in accrued income taxes, net of tax refunds	576	4,396	(6,343)
Increase (decrease) in accrued expenses	(425)	1,947	70
Increase (decrease) in deferred revenue	(1,157)	830	(386)
Decrease in advance received	(185)	(256)	(847)
Other, net	(557)	(191)	(529)

Net cash provided by operating activities	26,605	37,915	10,236
Cash flows from investing activities:
Capital expenditures, including interest capitalized	(10,554)	(9,260)	(9,927)
Proceeds from sales of property and equipment	8	11	79
Acquisition of new subsidiaries, net of cash acquired	679	—	—
Decrease in lease deposits, net	497	466	189
Net decrease (increase) in term deposits	(1,412)	1,412	(569)
Acquisition of business	—	—	(1,245)
Other, net	9	(275)	(102)

Net cash used in investing activities	(10,773)	(7,646)	(11,575)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	680	(1,700)	2,124
Repayments of long-term debt	(278)	—	—
Redemption of bonds	—	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(2,678)	(2,385)	(2,578)
Dividends paid	(5,785)	(5,689)	(6,919)
Purchases of treasury stock by parent company	(101)	(29)	(6)
Proceeds from sale-leaseback transaction	1,975	1,547	—
Other, net	5	2	2

Net cash used in financing activities	(6,182)	(13,254)	(12,377)
Effect of exchange rate changes on cash and cash equivalents	(849)	(105)	934
Net increase (decrease) in cash and cash equivalents	8,801	16,910	(12,782)
Cash and cash equivalents, beginning of year	50,740	59,541	76,451

Cash and cash equivalents, end of year	¥59,541	¥76,451	¥63,669

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013

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

Reclassifications

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the year ended March 31, 2013.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

(c) Marketable Securities

KONAMI classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which KONAMI has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the accretion or amortization of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2012 and 2013, all equity securities held by KONAMI are classified as available-for-sale.

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

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

The difference between the initial cost of an investment and the estimated fair value of underlying equity in net assets of an equity method investee (“investor level goodwill”) is not amortized but continues to be reviewed for impairment at the total investment level. When an other-than-temporary decline in value of an equity-method investment occurs, an impairment loss is recognized in earnings. On a continuous basis, but no less frequently than at the end of each quarter period, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Any impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. A decline in the fair value of an investment below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the investment is established. The impairment is first applied to reduce the amount of any investor level goodwill, and then to the remaining basis in the investment.

(e) Inventories

Inventories, consisting of merchandise for resale, finished products, work-in-process, raw materials and supplies, are stated at the lower of cost or market. Cost is determined by the specific identification method for software products, and by the weighted average method for others.

(f) Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the declining-balance method using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized over the shorter of the lease term or estimated useful life of the asset.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or loss.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

(h) Business Combinations

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

To the extent a reporting unit’s carrying amount exceeds its fair value; the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recognized.

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

Years ended March 31, 2011, 2012, and 2013—(Continued)

reporting units. Significant assumptions used in this analysis includes 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples.

The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results.

In September 2011, the FASB issued ASU 2011-08 “Testing Goodwill for Impairment.” This ASU permits an entity to make a qualitative assessment before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. KONAMI adopted this ASU during the year ended March 31, 2013.

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

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

(l) Income Taxes

KONAMI accounts for income taxes based on income before income tax on its consolidated statement of income. Deferred income taxes are recognized by the asset and liability method for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards using enacted tax rates in effect for the years in which those temporary differences and operating loss and credit carryforwards are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

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

(m) Revenue Recognition

KONAMI derives revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, amusement machines and related equipment, gaming machines and related casino management systems, and pachinko slot machines and LCDs for pachinko machines, (ii) service revenue from game content, which includes content for social networks and e-AMUSEMENT Participation, and (iii) membership fee revenue from health and fitness club members.

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

For content for social networks, KONAMI enters into agreements with certain social game platform providers, in which KONAMI provides content for social networks through the platform to players. The agreements specify for distribution, provision and allocation of revenue in regard with the content for social networks. The number of virtual goods purchased by the players within the games is electronically recorded by KONAMI’s server as well as by the servers of the platform providers. The platform providers collect cash from players based on the data and pays proceeds to KONAMI, net of the contractual fees attributable to their social game platform.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

Revenue from content for social networks is recognized when the services, related to the virtual goods within the game, have been rendered to the player. For purposes of determining when the service has been rendered to the player, KONAMI has determined that an implied obligation to the paying player exists for it to continue providing the purchased virtual goods within the social game over the period the player is expected to access the game or when the virtual goods are consumed. KONAMI categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s game board and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual goods, KONAMI recognizes revenue as the goods are consumed. Durable virtual goods represent virtual goods that are accessible to the player over an extended period of time. KONAMI recognizes revenue from the sale of durable virtual goods on a straight-line basis over the estimated average playing period. The average playing period of paying players for the applicable game is estimated to be from five months to eight months based on the analysis of historical online usage data. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

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

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥2,163 million, ¥2,444 million and ¥2,412 million for the years ended March 31, 2011, 2012 and 2013, respectively, in the accompanying consolidated statements of income.

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

(o) Royalties and License Fees

KONAMI pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as prepaid royalties and are expensed to costs of products sold over terms ranging primarily from 2 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥307 million and ¥430 million at March 31, 2012 and 2013, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and handling expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and handling expenses amounted to ¥2,692 million, ¥2,594 million and ¥2,152 million for the years ended March 31, 2011, 2012 and 2013, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥8,947 million, ¥9,017 million and ¥11,455 million for the years ended March 31, 2011, 2012 and 2013, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

(s) Consumption Taxes

Revenue is presented net of applicable consumption taxes.

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

KONAMI has identified five areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are service period for deferred net revenue, accounting for software development costs, impairment of long-lived and intangible assets, realizability of deferred tax assets, and reserves for income tax uncertainties.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The components of basic and diluted net income attributable to KONAMI CORPORATION stockholders per common share are as follows:

	Millions of Yen
	2011	2012	2013
Net income available for KONAMI CORPORATION stockholders	¥12,934	¥23,012	¥13,174

	Shares
Weighted-average common shares outstanding	134,065,450	138,433,751	138,619,128

Common stock and common stock equivalents	134,065,450	138,433,751	138,619,128

	Yen
Net income attributable to KONAMI CORPORATION stockholders per common share:
Basic	¥96.48	¥166.23	¥95.04

Diluted	¥96.48	¥166.23	¥95.04

There were no potentially dilutive shares outstanding for the years ended March 31, 2011, 2012 and 2013.

(v) New Accounting Pronouncements Adopted

Effective April 1, 2012, KONAMI has adopted ASU 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which was subsequently amended by ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05”. ASU 2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. KONAMI has elected to adopt ASU 2011-05 using the two separate but consecutive statements presentation method.

2.    Business Combinations

In accordance with a share exchange agreement between the Company and TAKASAGO ELECTRIC INDUSTRY CO., LTD. (formerly Abilit Corporation, “TAKASAGO”), pursuant to the resolution of the Company’s board of directors’ meeting held on September 21, 2010, the Company executed the share exchange agreement on January 1, 2011 and made TAKASAGO a wholly owned subsidiary of the Company. Under the terms of the agreement, 0.052 shares of the Company’s common stock were exchanged for one common share of TAKASAGO. The Company issued approximately 2,593 thousand shares from its treasury stock for all of the shares of TAKASAGO. The fair value of the acquisition price for the shares of TAKASAGO was ¥4,476 million, which was determined based on the allocated number of the Company’s treasury stocks to TAKASAGO’s shareholders and the Company’s stock price at the share exchange date. TAKASAGO’s operating results have been included in the Company’s consolidated financial statements from the date of acquisition. Costs related to the acquisition of TAKASAGO of ¥27 million were reported in the operating expense in the accompanying consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

TAKASAGO is engaged in the business of production and sale of pachinko and pachinko slot machines. KONAMI targets to enhance the corporate value by combining the KONAMI Group’s business resources with the extensive expertise of TAKASAGO in the field.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The following unaudited pro forma condensed combined results of operations for KONAMI were prepared assuming that the foregoing acquisition had been completed as of April 1, 2010. This pro forma condensed combined financial information did not purport to represent what KONAMI’s results of operations would actually have been if such transaction had in fact occurred on such date. The pro forma adjustments were based upon available information and upon certain assumptions that management believes were reasonable.

Millions of Yen
2011
Total net revenues	¥260,566
Net income attributable to KONAMI CORPORATION	7,087

On July 2, 2012, 4K Media Inc. (formerly 4K Acquisition Corp.), a subsidiary of the Company, entered into an asset purchase agreement with 4Kids Entertainment, Inc., which was engaged in the business of production of television and movie programs and licensing-out its content. The purpose of this agreement was to upgrade and extend the content of the Digital Entertainment business. The assets including merchandising rights to its content were acquired for ¥1,164 million in cash. Costs related to the acquisition of these assets of ¥43 million were reported in the operating expense in the accompanying consolidated statements of income.

The following table summarizes the fair values of the assets acquired at the acquisition date:

Millions of Yen
Current assets	¥125
Property and equipment	7
Identifiable intangible assets	1,001
Other assets	31

Total assets acquired	¥1,164

The acquired identifiable intangible assets consist of distribution and merchandising rights of ¥985 million and libraries of ¥16 million, which will be amortized over their estimated useful lives of 8 years.

The results of operations of 4K Media Inc. from the acquisition date to the year ended March 31, 2013 were not material. The pro forma condensed combined financial information is not disclosed because the effect of this acquisition on KONAMI’s consolidated financial statements is not material.

3.    Investment in Affiliate

The carrying amounts of investment in affiliate as of March 31, 2012 and 2013 were ¥2,184 million and ¥2,247 million, respectively.

At March 31, 2011, 2012 and 2013, KONAMI held an investment in affiliate as follows:

	Description of business	Acquisition Date	Ownership %
			2011	2012	2013
Resort Solution Co., Ltd. (“Resort Solution”)	Management of resort facilities	March 2006	20.4%	20.4%	20.4%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

Summarized financial information for the affiliated company accounted for by the equity method is presented below:

	Millions of Yen
	2012	2013
Financial Position:
Property and equipment, net	¥11,361	¥11,090
Other assets, net	19,569	18,884

Total assets	¥30,930	¥29,974

Debt	¥7,642	¥8,400
Other liabilities	14,335	12,260
Noncontrolling interest	83	95
Total Resort Solution stockholders’ equity	8,870	9,219

Total liabilities and equity	¥30,930	¥29,974

	Millions of Yen
	2011	2012	2013
Operations:
Revenues	¥19,961	¥17,992	¥20,069
Cost of revenues	9,403	8,696	7,710
Selling, general and administrative expenses	10,430	9,177	11,718

Operating income	128	119	641
Interest expense, net	(122)	(151)	(181)
Other, net	321	524	58

Net income	¥327	¥492	¥518

The difference between the amount at which an investment is carried and the amount of underlying equity in net assets represents mainly intangible assets recognized at the Company.

The Company’s shares of undistributed earnings of the affiliate included in the consolidated retained earnings were earnings of nil as of March 31, 2011, 2012 and 2013.

The investment in Resort Solution with a carrying amount of ¥2,184 million and ¥2,247 million as of March 31, 2012 and 2013, respectively, was traded on established markets and was quoted at a market value of ¥1,847 million and ¥2,549 million as of March 31, 2012 and 2013, respectively.

4.    Inventories

Inventories at March 31, 2012 and 2013 consisted of the following:

	Millions of Yen
	2012	2013
Finished products	¥7,158	¥7,813
Work in process	10,078	13,513
Raw materials and supplies	4,885	5,023

Total	¥22,121	¥26,349

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

5.    Investments in Marketable Securities

Investments in marketable securities at March 31, 2012 and 2013 consisted of the following:

	Millions of Yen
	March 31, 2012				March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥511	¥11	¥(93)	¥429	¥397	¥43	—	¥440

Total	¥511	¥11	¥(93)	¥429	¥397	¥43	—	¥440

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position at March 31, 2012 and 2013 are as follows:

	Millions of Yen
	March 31, 2012				March 31, 2013
	Less than 12 months		12 months or greater		Less than 12 months		12 months or greater
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Marketable equity securities	¥1	¥0	¥129	¥93	—	—	—	—

Total	¥1	¥0	¥129	¥93	—	—	—	—

6.    Property and Equipment

Property and equipment at March 31, 2012 and 2013 consisted of the following:

	Millions of Yen
	2012	2013
Property and equipment, at cost:
Land	¥14,532	¥14,542
Buildings and structures	75,301	77,796
Tools, furniture and fixtures	25,050	26,672
Construction in progress	182	2,050

Total	115,065	121,060
Less-Accumulated depreciation and amortization	(52,814)	(58,409)

Net property and equipment	¥62,251	¥62,651

See Note 11 for assets under capital leases that are included in the above.

Depreciation and amortization expense for the years ended March 31, 2011, 2012 and 2013 amounted to ¥8,432 million, ¥7,482 million and ¥7,469 million, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

During the fiscal year ended March 31, 2011, KONAMI recognized a pre-tax impairment charge of ¥2,253 million for long-lived assets related to damaged facilities by the Great East Japan Earthquake in March 2011, which was included in earthquake related impairment charges and expenses in the accompanying consolidated statements of income for the year ended March 31, 2011. See Note 8.

7.    Goodwill and Identifiable Intangible Assets

In the fourth quarter of the fiscal year ended March 31, 2011, KONAMI determined that the fair value of indefinite lived intangible assets related to trademarks in the Health & Fitness reporting unit was lower than their carrying value. As a result, an aggregate non-cash impairment charge of ¥1,900 million was recognized and reported in earthquake related impairment charges and expenses in the accompanying consolidated statements of income for the year ended March 31, 2011. The impairment is attributable to the direct and indirect effects of the Great East Japan Earthquake, which took place in March 2011, on the business of the reporting unit as well as on Japanese economy as a whole. See Note 8.

The changes in the carrying amounts of goodwill by operating segments for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & Systems	Total
Balance at March 31, 2011	¥15,187	¥6,568	¥125	¥21,880
Foreign currency translation adjustment	(5)	—	—	(5)

Balance at March 31, 2012	¥15,182	¥6,568	¥125	¥21,875
Foreign currency translation adjustment	59	—	—	59

Balance at March 31, 2013	¥15,241	¥6,568	¥125	¥21,934

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

Identifiable intangible assets at March 31, 2012 and 2013 primarily representing intangible assets acquired in connection with acquisitions of subsidiaries consisted of the following:

	Millions of Yen
	2012	2013
Identifiable intangible assets subject to amortization:
Franchise and other contracts	¥1,582	¥1,582
Customer relationships	418	418
Patents	1,418	1,418
Trademarks	355	355
Distribution and merchandising rights	—	985
Others	—	95
Less-Accumulated amortization	(1,091)	(1,274)

Net amortized identifiable intangible assets	2,682	3,579

Identifiable intangible assets with an indefinite life:
Trademarks	31,653	31,653
Gaming licenses	308	353
Memberships	6,640	6,640

Total unamortized identifiable intangible assets	38,601	38,646

Total identifiable intangible assets	¥41,283	¥42,225

Intangible assets determined to have an indefinite useful life have been reassessed at least annually based on the factors including, but not limited to, the expected use of the asset by KONAMI, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. Intangible assets related to customer relationships, patents and franchise and other contracts have been amortized over their estimated useful lives of 3 to 20 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2011, 2012 and 2013 was ¥197 million, ¥280 million and ¥399 million, respectively.

The estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2014	¥457
2015	444
2016	377
2017	367
2018	367

8.    Earthquake related impairment charges and expenses

During the fiscal year ended March 31, 2011 and 2012, KONAMI recognized certain losses and expenses related to the damage of certain facilities in Health & Fitness Segment caused by the Great East Japan Earthquake in March 2011.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The following table summarizes the losses and expenses recognized in the accompanying consolidated statement of income for the year ended March 31, 2011, 2012 and 2013:

	Millions of Yen
	2011	2012	2013
Impairment charges of long-lived assets	¥2,253	—	—
Impairment charge of identifiable intangible assets	1,900	—	—
Write-offs of damaged property and equipment	186	—	—
Repair expenses and others	116	¥342	—

Total	¥4,455	¥342	—

Impairment charges for long-lived assets and intangible assets for the year ended March 31, 2011 is more fully discussed in Note 6 and 7, respectively.

9.    Other Assets

Other assets at March 31, 2012 and 2013 consisted of the following:

	Millions of Yen
	2012	2013
Capitalized computer software, net	¥4,635	¥5,893
Investments in non-marketable securities	613	706
Other	4,968	4,869

Total other assets	¥10,216	¥11,468

KONAMI acquired computer software of ¥3,510 million and ¥3,901 million in fiscal years 2012 and 2013, respectively.

Capitalized computer software at March 31, 2012 and 2013 consisted of the following:

	Millions of Yen
	2012	2013
Capitalized computer software, at cost	¥23,913	¥27,408
Less—Accumulated amortization	(19,278)	(21,515)

Capitalized computer software, net	¥4,635	¥5,893

Amortization expense of computer software for the years ended March 31, 2011, 2012 and 2013 amounted to ¥3,637 million, ¥1,993 million and ¥2,595 million, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

Estimated amortization expense of computer software for the following years is as follows:

Millions of Yen
Year ending March 31,
2014	2,469
2015	1,516
2016	981
2017	620
2018	307

Amortization expense of other intangible assets for the years ended March 31, 2011, 2012 and 2013 amounted to ¥122 million, ¥43 million and ¥50 million, respectively.

10.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2012 and 2013 is as follows:

	Millions of Yen
	2012	2013
Unsecured short-term borrowings from banks	¥2,300	¥4,681

Short-term borrowings	¥2,300	¥4,681

Weighted-average interest rates on short-term borrowings were both 0.61% at March 31, 2012 and 2013. The interest rates ranged from 0.53% to 0.65% and 0.46% to 0.85% per annum at March 31, 2012 and 2013, respectively. The above-mentioned short-term borrowings from banks included $20,000 (¥1,881 Million) thousand loans denominated in foreign currencies.

A summary of long-term debt at March 31, 2012 and 2013 is as follows:

	Millions of Yen
	2012	2013
Unsecured 1.61% per annum bonds due in September 2012	¥5,000	—
Unsecured 1.73% per annum bonds due in September 2013	5,000	¥5,000

Total long-term debt	10,000	5,000
Less: current portion	(5,000)	¥(5,000)

Long-term debt, non-current portion	¥5,000	—

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total on September 5, 2007. At March 31, 2012 and 2013, KONAMI did not have any assets that were pledged as collateral for any of the debt obligations.

The Company has committed lines of credit available for immediate borrowings amounting to ¥20,000 million with certain financial institutions on November 7, 2006. As the five-year expiration date arrived, the Company contracted new committed lines amounting to ¥25,000 million in the years ended March 31, 2012. KONAMI did not have any balance for the agreements as of March 31, 2012 and 2013. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2012 and 2013 amounted to ¥16 million and ¥19 million, respectively.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The aggregate annual maturities of long-term debt outstanding at March 31, 2013 are as follows:

Millions of Yen
Year ending March 31,
2014	5,000

11.    Leases

KONAMI is obligated under various capital leases and noncancelable operating leases.

For the year ended March 31, 2011 and 2012, certain tools, furniture and fixtures were sold for ¥1,975 million and ¥788 million, respectively, and then leased back. These leases were accounted for as a capital lease since the rights of ownership are to be transferred to the lessee at the end of respective lease terms of 3 to 10 years.

For the year ended March 31, 2012, certain properties including buildings were sold at ¥759 million and leased back. Those sale-leaseback contractual terms are 10 years, and the rights of ownership are to be transferred to the lessee at the end of lease term of 10 years. Based upon KONAMI’s continuing involvement under the applicable accounting standards, those sale-leaseback transactions were accounted for under the financing method and the proceeds from the transactions were recognized as financing obligations.

At March 31, 2012 and 2013, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet reported under capital leases and financing obligations were as follows:

	Millions of Yen
	2012	2013
Building and structures	¥21,476	¥21,479
Tools, furniture and fixtures	4,584	4,082
Accumulated amortization	(14,224)	(18,130)

Net leased property	¥11,836	¥7,431

Amortization of capitalized leases is included in depreciation expense.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

Future minimum lease payments under capital leases and financing obligations and noncancelable operating leases as of March 31, 2013 are as follows:

	Millions of Yen
	Capital Leases and Financing Obligations	Operating Leases
Year ending March 31,
2014	¥3,176	¥9,857
2015	3,073	9,684
2016	2,892	9,601
2017	2,675	9,423
2018	2,468	8,446
2019 and thereafter	17,493	38,240

Total minimum lease payments	¥31,777	¥85,251

Less: amount representing interest	(7,023)

Present value of net minimum lease payments	24,754
Less: current portion	(2,166)

Non-current portion	¥22,588

KONAMI occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2011, 2012 and 2013 totaled ¥18,438 million, ¥18,255 million and ¥18,172 million, respectively, and were included in costs of products sold, costs of services rendered and others and selling, general and administrative expenses in the accompanying consolidated statements of income.

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

The following table presents the activity for asset retirement obligations for the years ended March 31, 2012 and 2013:

	Millions of Yen
	2012	2013
Balance at beginning of year	¥3,424	¥3,489
Accretion expense	85	84
Liabilities settled	(478)	(380)
Additional liabilities incurred	458	40
Changes in estimates, including timing	(0)	(50)

Balance at end of year	¥3,489	¥3,183

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

13.    Income Taxes

The Company and its domestic subsidiaries were subject to national corporate tax of 30%, corporate inhabitant tax of approximately 20.7% as a percentage of national corporate tax and enterprise tax of approximately 7.5%, after considering the deductible nature of certain taxes, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2011 and 2012. The Company and its domestic subsidiaries are subject to national corporate tax of 28%, corporate inhabitant tax of approximately 20.7% as a percentage of national corporate tax and enterprise tax of approximately 7.5%, after considering the deductible nature of certain taxes, which in the aggregate resulted in a statutory income tax rate of 38.0% for the years ended March 31, 2013. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Due to the amendments to the Japanese corporate tax law that were enacted on November 30, 2011, the corporate tax rate was changed. As a result, the aggregate statutory income tax rate was reduced to 38.0% for fiscal years from April 1, 2012 to March 31, 2015, and to 35.6% for fiscal years from April 1, 2015 and thereafter. KONAMI recognized deferred tax assets and liabilities resulting from temporary differences and operating loss and credit carryforwards based on the enacted tax rates that will be applied when those differences and loss and credit carryforwards are expected to reverse. The effect of the tax rate change was not material and was charged to income taxes in the consolidated statements of income for the year ended March 31, 2012.

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

The income before income taxes and equity in net income of an affiliated company and income tax expense (benefit) for the years ended March 31, 2011, 2012 and 2013 consisted of the following:

	Millions of Yen
	2011	2012	2013
Income before income taxes and equity in income of an affiliated company:
Japan	¥8,756	¥31,066	¥18,385
Foreign	10,326	8,960	3,530

Total	¥19,082	¥40,026	¥21,915

Income taxes—Current:
Japan	¥5,413	¥12,538	¥8,736
Foreign	1,906	1,579	363

Total	¥7,319	¥14,117	¥9,099

Income taxes—Deferred:
Japan	¥(1,557)	¥2,574	¥21
Foreign	639	250	(647)

Total	¥(918)	¥2,824	¥(626)

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The significant components of total income taxes for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Millions of Yen
	2011	2012	2013
Income taxes on continuing operations before equity in net income (loss) of an affiliated company and net income attributable to the noncontrolling interest	¥6,401	¥16,941	¥8,473
Equity in net income (loss) of an affiliated company	(6)	22	22
Income tax expense (benefit) reported in other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(33)	(0)	44
Foreign currency translation adjustment	—	43	16
Pension liability adjustment	(122)	196	2

Total income taxes	¥6,240	¥17,202	¥8,557

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates are as follows:

	2011	2012	2013
Statutory income tax rate	40.9%	40.9%	38.0%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	1.8	1.0	1.3
Non-taxable income	(0.1)	(0.1)	(0.1)
Change in valuation allowance	1.5	(1.7)	(2.4)
Dividend of overseas subsidiaries	0.7	0.4	0.3
Adjustment of estimated income tax accruals	1.4	(0.5)	0.4
Unrecognized tax benefits	(4.3)	0.0	2.2
Tax credit, principally research	(5.4)	(1.1)	(1.2)
Effect of tax rate changes	—	3.0	—
Other, net	(2.9)	0.4	0.2

Effective income tax rate	33.6%	42.3%	38.7%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012	2013
Deferred tax assets:
Accrued enterprise taxes	¥1,091	¥665
Accrued expenses	3,210	3,814
Accrued pension and severance costs	813	548
Allowance for doubtful accounts	224	343
Inventories	15,733	15,377
Net operating loss carryforwards	14,401	14,440
Property and equipment basis differences	3,596	3,697
Asset retirement obligations	1,314	1,236
Deferred revenue	767	414
Investments in affiliate	1,354	1,335
Other	2,294	2,706

Gross deferred tax assets	44,797	44,575
Less valuation allowance	(10,330)	(9,487)

Total deferred tax assets	34,467	35,088
Deferred tax liabilities:
Intangible assets	(14,809)	(14,634)
Investments in subsidiaries	(1,123)	(1,139)
Other	(1,479)	(1,486)

Gross deferred tax liabilities	(17,411)	(17,259)

Net deferred tax assets	¥17,056	¥17,829

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss and credit carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible and utilizable, management believes it is more likely than not that KONAMI will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2013.

The net change in the total valuation allowance for the years ended March 31, 2011, 2012 and 2013 was an increase of ¥10,996 million, a decrease of ¥1,945 million and a decrease of ¥843 million, respectively. The increase in the valuation allowance for the years ended March 31, 2011 mainly resulted from the acquisition of TAKASAGO, where valuation allowance for its existing net operating loss carryforwards was provided at the acquisition date.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen
	2012	2013
Current assets:
Deferred income taxes, net	¥20,503	¥20,749
Investments and other assets:
Deferred income taxes, net	976	1,875
Current liabilities:
Other current liabilities, net	(399)	(371)
Long-term liabilities:
Deferred income taxes, net	(4,024)	(4,424)

Net deferred tax assets	¥17,056	¥17,829

At March 31, 2013, KONAMI had operating loss carryforwards aggregating approximately ¥46,654 million, which will expire as follows:

Millions of Yen
Year ending March 31
2014	¥5,058
2015	5,664
2018	9,443
2019	12,244
2020	3,122
2021	8,764
2022 and thereafter	2,359

Total	¥46,654

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of Yen
	2011	2012	2013
Balance at beginning of year	¥706	—	¥1,006
Additions for tax positions of prior years	—	¥1,006	2,331
Settlements with taxing authorities	¥(706)	—	¥(3,337)

Balance at end of year	—	¥1,006	—

As of March 31, 2012 and 2013, the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is immaterial.

Although KONAMI believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases that may occur within the next twelve months cannot be made as of March 31, 2013.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

KONAMI recognizes interest and penalties related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both the amount of interest and penalties in the consolidated balance sheets accrued as of March 31, 2012 and 2013, and the amount of interest and penalties included in income taxes in the consolidated statements of income for the years ended March 31, 2012 and 2013 are not material.

KONAMI files its income tax returns in various tax jurisdictions. KONAMI is no longer subject to tax examinations by the respective local tax authorities for fiscal years prior to the year ended March 31, 2004 for major tax jurisdictions in Europe, Germany, fiscal years prior to the year ended March 31, 2008 in United States and Australia, and fiscal years prior to the year ended March 31, 2008 in Japan.

14.    Severance and Retirement Plans

The Company and its domestic subsidiaries’ defined benefit severance and retirement plans covering its employees, were terminated or transitioned to new defined contribution plans by March 31, 2012. These plans generally provided retirement benefits and lump-sum severance payments to the employees based on employee’s rates of pay at the time of termination, years of service and certain other factors.

KONAMI recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the consolidated balance sheets and reported the adjustments, after considering tax effect, as a component of accumulated other comprehensive income (loss). The adjustments made to accumulated other comprehensive income (loss) represent actuarial (gain) loss and unamortized prior service cost.

The Company and certain of its domestic subsidiaries terminated the defined benefit plans, resulting in a settlement gain for the year ended March 31, 2011.

For the year ended March 31, 2012, certain of its domestic subsidiaries terminated existing defined benefit plans and made a transition to new defined contribution plans, resulting in a settlement losses. Meanwhile, certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special granting termination benefits.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its domestic subsidiaries’ plans are as follows:

	Millions of Yen
	2012	2013
Change in benefit obligation:
Benefit obligation, beginning of year	¥3,246	—
Service cost	132	—
Interest cost	15	—
Benefits paid	(1,406)	—
Effects of transitions to defined contribution plans	(1,759)	—
Curtailments and settlements	¥(228)	—

Benefit obligation, end of year	—	—

Change in plan assets:
Fair value of plan assets, beginning of year	¥1,403	—
Actual return on plan assets	14	—
Employer contribution	100	—
Benefits paid	(487)	—
Effects of transitions to defined contribution plans	(1,011)	—
Curtailments and settlements	¥(19)	—

Fair value of plan assets, end of year	—	—

Funded status, end of year	—	—

Recognized accumulated other comprehensive loss at March 31, 2012 and 2013 is as follows:

	Millions of Yen
	2012	2013
Actuarial net loss	¥(52)	¥(49)

	¥(52)	¥(49)

Net periodic cost of the Company and its domestic subsidiaries’ plans for the years ended March 31, 2011, 2012 and 2013 included the following components:

	Millions of Yen
	2011	2012	2013
Service cost—benefits earned during the year	¥254	¥132	—
Interest cost on projected benefit obligation	33	15	—
Expected return on plan assets	(26)	(14)	—
Recognized actuarial loss	20	20	—
Settlement (gain) or loss	(103)	292	¥5
Loss from special termination benefit	—	769	—

Net periodic cost	¥178	¥1,214	¥5

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Weighted-average assumptions:
Discount rate	0.9%	0.9%	—
Assumed rate of increase in future compensation levels	1.8%	1.5%	—
Expected long-term rate of return on plan assets	2.0%	2.0%	—

The Company and its domestic subsidiaries determine the expected long-term rate of return on plan assets of the various asset investments categories. When determining the rate, management considers the current expectations for future returns and the actual historical returns of each plan asset category.

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

As of March 31, 2011, 2012 and 2013, our participation in the Fund is outlined in the table below. The Fund financial information for the year ended March 31, 2013 was not available at the time of these consolidated financial statements were issued. Therefore, the Company discloses the Fund financial information as of March 31, 2011 and 2012 as these were the most recent dates available.

Pension Funds	EIN/ Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented		Contributions (Millions of Yen)			Surcharge Imposed		Expiration Date of Agreement
		2012	2013	2012	2013	2011	2012	2013	2012	2013
Kanto IT Software Pension Fund	N/A	N/A	N/A	No	No	809	781	790	No	No	—

The Fund financial statements for the years ended March 31, 2011 and 2012 indicated total plan asset of ¥171,945 million and ¥186,190 million, respectively; total actuarial present value of accumulated benefit obligations of ¥172,108 million and ¥186,649 million, respectively. The fund financial statements for the years ended March 31, 2011 and 2012 indicate that the plan were underfunded by ¥163 million (0.1%) and underfunded by ¥459 million (0.2%), respectively.

The employers make matching contributions to the funds up to a certain percentage of each employee’s standard pay. The contributions consist of standard contributions prepared for retirement plans or lump-sum

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

The Company and its domestic subsidiaries’ contributions to the plan amounted to ¥809 million, ¥781 million and ¥790 million for the years ended March 31, 2011, 2012 and 2013, respectively. The contributions the Company and its domestic subsidiaries made to the Fund represent more than 5% of the total Fund. The expenses were reported as costs and expenses in the consolidated statements of income.

The Company and its domestic subsidiaries’ contributions to the plan are expected to amount to ¥780 million for the year ended March 31, 2014.

The Company and certain of its domestic subsidiaries have accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,096 million and ¥1,096 million at March 31, 2012 and 2013, respectively, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

Some of its domestic subsidiaries have defined contribution plans.

For the year ended March 31, 2012, certain of its domestic subsidiaries terminated the defined benefit plans and made a transition to the defined contribution plans. Benefit obligations to be contributed to the defined contribution plans was determined as ¥1,759 million, which will be settled in 8 years. As of March 31, 2012, the amount of benefit obligations which has not been settled was ¥637 million, included in other current liabilities of ¥92 million and accrued pension and severance costs of ¥545 million, respectively, in the consolidated balance sheets. As of March 31, 2013, the amount of benefit obligations which has not been settled was ¥520 million, included in other current liabilities of ¥85 million and accrued pension and severance costs of ¥435 million, respectively, in the consolidated balance sheets.

Certain domestic subsidiaries’ contributions to the defined contribution plans amounted to ¥150 million and ¥249 million for the years ended March 31, 2012 and 2013, respectively. The expenses were reported as costs and expenses in the consolidated statements of income.

15.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. At March 31, 2013, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account were ¥108,319 million.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2012 and 2013:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2011	7,359,029	¥16,962
Acquisition through purchase of odd-lot shares	13,139	29
Sell upon request for purchase of odd-lot shares	(987)	(2)
Issuance in stock exchanges	(2,491,373)	(5,743)
Acquisition through purchase off odd-lot shares	40	0

Balance at March 31, 2012	4,879,848	¥11,246
Acquisition through purchase of odd-lot shares	3,409	6
Sell upon request for purchase of odd-lot shares	(1,317)	(2)

Balance at March 31, 2013	4,881,940	¥11,250

16.    Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at March 31, 2011, 2012 and 2013 were as follows:

	Millions of Yen
	2011	2012	2013
Foreign currency translation adjustments, net of tax:
Balance, beginning of year	¥(18)	¥(2,158)	¥(2,613)
Current period other comprehensive (loss) income	(2,140)	(455)	3,646

Balance, end of year	¥(2,158)	¥(2,613)	¥1,033

Net unrealized gains (losses) on available-for-sale securities, net of tax:
Balance, beginning of year	¥1	¥(54)	¥(54)
Current period other comprehensive (loss) income	(55)	(0)	79

Balance, end of year	¥(54)	¥(54)	¥25

Adjustment on retirement benefits, net of tax:
Balance, beginning of year	¥(158)	¥(335)	¥(52)
Current period other comprehensive (loss) income	(177)	283	3

Balance, end of year	¥(335)	¥(52)	¥(49)

Total accumulated other comprehensive income (loss), net of tax:
Balance, beginning of year	¥(175)	¥(2,547)	¥(2,719)
Current period other comprehensive (loss) income	(2,372)	(172)	3,728

Balance, end of year	¥(2,547)	¥(2,719)	¥1,009

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2011
Foreign currency translation adjustments	¥(2,140)	—	¥(2,140)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(88)	¥33	(55)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(88)	33	(55)

Pension liability adjustment:
Net loss arising during the year	(318)	130	(188)
Less: settlement or amortization of net gain	19	(8)	11

Pension liability adjustments, net	(299)	122	(177)
Other comprehensive loss	¥(2,527)	¥155	¥(2,372)

2012
Foreign currency translation adjustments	¥(412)	¥(43)	¥(455)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(0)	0	(0)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(0)	0	(0)

Pension liability adjustment:
Net loss arising during the year	186	(76)	110
Less: settlement or amortization of net gain	293	(120)	173

Pension liability adjustments, net	479	(196)	283
Other comprehensive loss	¥67	¥(239)	¥(172)

2013
Foreign currency translation adjustments	¥3,662	¥(16)	¥3,646

Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	14	(5)	9
Less: reclassification adjustment for losses included in net income	109	(39)	70

Net unrealized gains	123	(44)	79

Pension liability adjustment:
Net loss arising during the year	—	—	—
Less: settlement or amortization of net gain	5	(2)	3

Pension liability adjustments, net	5	(2)	3

Other comprehensive loss	¥3,790	¥(62)	¥3,728

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

17.    Derivative Financial Instruments

KONAMI uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. KONAMI does not hold derivative financial instruments for trading purposes.

The location and fair value amounts of derivative instruments reported in the consolidated statement of financial position as of March 31, 2012 and 2013 were as follows:

	Millions of Yen
	Asset derivatives				Liability derivatives
	2012		2013		2012		2013
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments:
Forward exchange contracts	—	—	—	—	Other current liabilities	¥(0)	—	—

Total derivatives		—		—		¥(0)		—

The aggregate notional amount of forward exchange contracts at March 31, 2012 was ¥493 million.

KONAMI does not designate the foreign exchange forward contracts as hedges. The gain or loss recognized in earnings on derivatives for the year ended March 31, 2012 and 2013 were as follows:

	Location of gain or loss recognized in Income on Derivative	Millions of Yen
		For the year ended March 31, 2012	For the year ended March 31, 2013
Derivatives not designated as hedging instruments:
Forward exchange contracts	Foreign currency exchange gain (loss), net	¥87	¥(87)

Total		¥87	¥(87)

Foreign exchange net gain or losses, including those on these forward exchange contracts, for the years ended March 31, 2011, 2012 and 2013 were loss of ¥342 million, gain of ¥331 million and gain of ¥1,285 million, respectively.

18.  Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

The estimated fair values of KONAMI’s financial instruments at March 31, 2012 and 2013 are as follows:

	Millions of Yen
	2012		2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investments in marketable securities	¥429	¥429	¥440	¥440
Long-term debt, including current installments	(10,000)	(10,035)	(5,000)	(5,014)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	(0)	(0)	—	—

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

Years ended March 31, 2011, 2012, and 2013—(Continued)

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2012 and 2013, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
Year ended March 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥429	—	—	¥429

Total assets	¥429	—	—	¥429

Liabilities:
Derivatives	—	¥(0)	—	¥(0)

Total liabilities	—	¥(0)	—	¥(0)

	Millions of Yen
Year ended March 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥440	—	—	¥440

Total assets	¥440	—	—	¥440

Liabilities:
Derivatives	—	—	—	—

Total liabilities	—	—	—	—

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

As of March 31, 2012 and 2013, KONAMI did not have any Level 3 financial instruments that were measured and reported at fair value on a recurring basis.

20.    Related Party Transactions

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

21.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen
	2011	2012	2013
Cash paid during the year for:
Interest, excluding interest capitalized	¥1,515	¥1,398	¥1,276
Income taxes	6,654	9,325	15,097
Acquisitions of new subsidiaries:
Fair value of assets acquired	15,733	—	—
Liabilities assumed	(9,178)	—	—
Goodwill	30	—	—
Gain on bargain purchase	(2,543)	—	—
Treasury stock	(4,721)	—	—
Cash paid, net of cash acquired	(679)	—	—
Property acquired under capital leases during the year	2,851	2,370	6
Recognition of tangible fixed assets due to asset retirement obligations	228	458	40

22.    Segment and Geographic Information

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.
2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.
3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.
4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.
3.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which does not include other income (expenses), income taxes and equity in net income of affiliated company. Expenses not directly associated with specific segments are allocated in a consistent manner which management believes is reasonable.
4.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated in a consistent manner which management believes is reasonable.
5.	Intersegment sales and revenues are generally recognized at values that represent arm’s-length fair value.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

	(Millions of Yen)
Year ended March 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥139,710	¥82,429	¥25,212	¥18,407	—	¥265,758
Intersegment	690	126	—	23	¥(839)	—

Total	140,400	82,555	25,212	18,430	(839)	265,758
Operating expenses	107,379	79,726	18,556	14,251	4,896	224,808

Operating income	¥33,021	¥2,829	¥6,656	¥4,179	¥(5,735)	¥40,950

	(Millions of Yen)
Year ended March 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Net revenues:
External Customers	¥115,750	¥79,866	¥24,984	¥5,395	—	¥225,995
Intersegment	616	30	—	3	¥(649)	—

Total	116,366	79,896	24,984	5,398	(649)	225,995
Operating expenses	95,203	76,882	19,378	6,564	6,093	204,120

Operating income (loss)	¥21,163	¥3,014	¥5,606	¥(1,166)	¥(6,742)	¥21,875

As further described in Note 8, non-cash earthquake related impairment charges and expenses of ¥4,358 million was included in the operating expenses of the Health & Fitness Segment and for the year ended March 31, 2011, and ¥71 million was included in the Pachinko & Pachinko Slot Machines Segment for the year ended March 31, 2011. In addition, gain on bargain purchase of ¥2,543 million was included in the operating expenses of Pachinko & Pachinko Slot Machines Segment for the year ended March 31, 2011.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

	(Millions of Yen)
Year ended March 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
Assets	¥161,510	¥96,087	¥21,135	¥19,906	¥24,310	¥322,948
Depreciation and amortization	2,530	4,079	1,736	342	1,826	10,513
Capital expenditures	1,844	2,127	1,548	516	3,364	9,399

Corporate and eliminations primarily consist of eliminations of intercompany profits on inventories and assets for corporate headquarters, which primarily consist of cash and financial assets.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment and are stated on an accrual basis.

b.    Geographic information

	(Millions of Yen)
Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intercompany	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Property and equipment, net	¥56,742	¥2,460	¥77	¥229	¥59,508	—	¥59,508

	(Millions of Yen)
Year ended March 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥208,641	¥35,955	¥14,561	¥6,601	¥265,758	—	¥265,758
Intercompany	12,557	3,706	512	234	17,009	¥(17,009)	—

Total	221,198	39,661	15,073	6,835	282,767	(17,009)	265,758
Operating expenses	189,256	32,277	14,149	6,234	241,916	(17,108)	224,808

Operating income	¥31,942	¥7,384	¥924	¥601	¥40,851	¥99	¥40,950

Property and equipment, net	¥57,815	¥4,191	¥56	¥189	¥62,251	—	¥62,251

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

	(Millions of Yen)
Year ended March 31, 2013	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
Net revenues:
External Customers	¥171,057	¥36,631	¥12,703	¥5,604	¥225,995	—	¥225,995
Intercompany	12,713	3,097	608	607	17,025	¥(17,025)	—

Total	183,770	39,728	13,311	6,211	243,020	(17,025)	225,995
Operating expenses	165,640	35,650	14,057	5,952	221,299	(17,179)	204,120

Operating income	¥18,130	¥4,078	¥(746)	¥259	¥21,721	¥154	¥21,875

Property and equipment, net	¥57,730	¥4,317	¥388	¥216	¥62,651	—	¥62,651

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

As further described in Note 8, non-cash earthquake related impairment charges and expenses of ¥4,429 million was included in the operating expenses of Japan for the year ended March 31, 2011. In addition, gain on bargain purchase of ¥2,543 million was included in the operating expenses of Japan.

23.    Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥16,833 million as of March 31, 2013.

24.    Subsequent event

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total on September 3, 2013. The bonds have interest rates and maturity dates as follows:

Amount	Interest rate	Maturity date
5,000 millions of yen	0.460% per annum	September 1, 2017
5,000 millions of yen	0.527% per annum	September 3, 2018
5,000 millions of yen	0.659% per annum	September 3, 2019

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2011, 2012, and 2013—(Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Acquisitions	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts	Deductions	Balance at end of the year
2011
Allowance for doubtful accounts
Trade accounts receivable	¥680	—	¥(149)	¥(256)	—	¥275
Other assets	93	—	(43)	238	—	288
Total	¥773	—	¥(192)	¥(18)	—	¥563
Valuation allowance for deferred tax assets	¥1,279	¥10,670	¥367	—	¥(41)	¥12,275
2012
Allowance for doubtful accounts
Trade accounts receivable	¥275	—	¥103	¥2	—	¥380
Other assets	288	—	(59)	—	—	229
Total	¥563	—	¥44	¥2	—	¥609
Valuation allowance for deferred tax assets	¥12,275	—	¥(673)	—	¥(1,272)	¥10,330
2013
Allowance for doubtful accounts
Trade accounts receivable	¥380	—	¥292	¥11	—	¥683
Other assets	229	—	(26)	—	—	203
Total	¥609	—	¥266	¥11	—	¥886
Valuation allowance for deferred tax assets	¥10,330	—	¥(523)	—	¥(320)	¥9,487

Notes:

1.	“Charged (Credited) to Other Accounts” primarily consists of the reclassification from current receivables to non-current receivables and the foreign exchange adjustment resulting from translations of amounts against allowance accounts at foreign subsidiaries.
2.	“Deductions” primarily consists of amounts written off of trade accounts receivable and amounts of valuation allowance released with corresponding deferred tax assets due to expiry of net operating loss or effect of change in tax laws.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date: September 12, 2013

/s/ TAKUYA KOZUKI
Takuya Kozuki Representative Director, President

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation)****

1.2	— Share Handling Regulations of the registrant (English translation)*****

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt***

8.1	— List of subsidiaries of the registrant

11.1	— The Konami Group Code of Business Conduct and Ethics**

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007
**	Incorporated by reference to the Annual Report on Form 20-F filed on July 22, 2005
***	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.
****	Incorporated by reference to the Annual Report on Form 20-F filed on August 3, 2009
*****	Incorporated by reference to the Annual Report on Form 20-F filed on July 25, 2012

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.