Form 20-F
period 2014-03-31
KONAMI CORP
filed 2014-07-31
CIK 1191141

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

As of March 31, 2014, 138,612,321 shares of common stock were outstanding, including 390,061 shares represented by 390,061 American Depositary Shares.

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

As used in this annual report, “fiscal 2014” refers to our fiscal year ended March 31, 2014, and other fiscal years are referred to in a corresponding manner.

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

A. Selected Financial Data.

The following tables include selected historical financial data as of and for the fiscal years ended March 31, 2010 through 2014, derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data below in conjunction with Item 5 of this annual report and our audited consolidated financial statements and information prepared in accordance with U.S. GAAP which are included in this annual report.

Selected Financial Data Prepared in Accordance with U.S. GAAP

	Fiscal year ended/as of March 31,
	2010	2011	2012	2013	2014
	(Yen in millions, except per share data)
Income Statement Data:
Net revenues	¥262,144	¥257,988	¥265,758	¥225,995	¥217,595
Cost of products sold and services rendered and others	185,734	189,032	174,415	152,813	152,279
Selling, general and administrative expenses	55,407	46,253	50,051	51,307	52,369
Restructuring and impairment charges (1)	2,339	—	—	—	—
Earthquake related impairment charges and expenses (2)	—	4,455	342	—	—
Gain on bargain purchase (3)	—	(2,543)	—	—	—
Impairment charges for goodwill, property and equipment, and other intangible assets (4)	—	—	—	—	5,251

Operating income	18,664	20,791	40,950	21,875	7,696

Other income (expenses), net	(1,542)	(1,709)	(924)	40	1,532

Income before income taxes and equity in net income of affiliated company	17,122	19,082	40,026	21,915	9,228
Income taxes	3,600	6,401	16,941	8,473	5,331
Equity in net income of affiliated company	56	41	52	44	22

Net income	13,578	12,722	23,137	13,486	3,919
Net income (loss) attributable to the noncontrolling interest	264	(212)	125	312	85

Net income attributable to KONAMI CORPORATION	¥13,314	¥12,934	¥23,012	¥13,174	¥3,834

Basic net income attributable to KONAMI CORPORATION stockholders per share	¥99.76	¥96.48	¥166.23	¥95.04	¥27.66
Diluted net income attributable to KONAMI CORPORATION stockholders per share	¥99.76	¥96.48	¥166.23	¥95.04	¥27.66
Cash dividends declared per share (5)	¥54.00	¥32.00	¥50.00	¥50.00	¥34.00

Balance Sheet Data:
Total current assets	¥134,562	¥148,934	¥161,965	¥153,483	¥139,658
Total goodwill, identifiable intangible assets and property and equipment	119,579	122,953	125,409	126,810	139,439
Total assets	298,198	313,891	328,006	322,948	320,251
Total current liabilities	53,465	63,155	67,890	59,512	45,328
Total long-term liabilities	55,502	52,329	44,396	37,437	49,131
Common stock	47,399	47,399	47,399	47,399	47,399
Total KONAMI CORPORATION stockholders’ equity	184,465	193,914	215,458	225,425	225,133
Noncontrolling interest	4,766	4,493	262	574	659
Total equity	189,231	198,407	215,720	225,999	225,792

(1)	During fiscal 2010, we recognized ¥2,339 million of restructuring and impairment charges that include impairment losses of long-lived assets and expenses related to closure of facilities for our Health & Fitness segment.
(2)	During fiscal 2011, we recognized ¥4,455 million of earthquake related impairment charges and expenses that include impairment losses and write-downs of damaged assets related to our facilities mainly in the Kanto and Tohoku regions due to the impact of the March 11, 2011 earthquake disaster mainly on our Health & Fitness segment and others.
(3)	During fiscal 2011, we recognized ¥2,543 million gain on bargain purchase at the time of acquiring 100% equity ownership of TAKASAGO ELECTRIC INDUSTRY CO., LTD. as a consolidated subsidiary for our Pachinko & Pachinko Slot Machines segment, due to the fact that fair value of the net assets of TAKASAGO ELECTRIC INDUSTRY CO., LTD. exceeded our acquisition price.
(4)	During fiscal 2014, we recognized ¥5,251 million of impairment charges for goodwill, property and equipment, and other identifiable intangible assets for our Health & Fitness segment.
(5)	Cash dividends per share consist of interim dividends paid during the fiscal year and year-end dividends paid after the fiscal year-end.

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

Fiscal year ended March 31,	High	Low	Average (1)	Period-end
2010	100.71	86.12	92.93	93.40
2011	94.68	78.74	85.71	82.76
2012	85.26	75.72	79.00	82.41
2013	96.16	77.41	82.96	94.16
2014	105.25	92.96	100.46	102.98

Calendar year 2014
January	104.87	102.20	103.76	102.28
February	102.71	101.11	102.13	102.08
March	103.38	101.36	102.34	102.98
April	103.94	101.43	102.46	102.14
May	102.34	101.26	101.77	101.77
June	102.69	101.28	102.06	101.28

(1)	Calculated from the average of the exchange rates on the last day of each month during the period with respect to fiscal years and from the average of daily noon buying rate with respect to calendar years.

As of July 11, 2014, the noon buying rate was ¥101.33 per $1.00.

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

Our Digital Entertainment segment, Gaming & Systems segment, and Pachinko & Pachinko Slot Machines segment are “hit” driven. “Hit” products account for a substantial portion of our net revenues and of the revenues in each of these markets. For example, in recent years revenues from our mobile games(*) have been heavily dependent on the sales of our rapidly growing titles such as DRAGON COLLECTION, SENGOKU COLLECTION, CROWS X WORST—Saikyou Densetsu, and Professional Baseball Dream Nine. Similarly, hit

home video game software titles such as the WORLD SOCCER Winning Eleven series and the METAL GEAR SOLID series, as well as our e-AMUSEMENT products for our amusement facilities, have contributed significantly to our recent results. If we do not develop, publish and distribute “hit” products in the future, our financial condition, results of operations and profitability in these segments could be negatively affected. The most important factor in developing hit products is to respond quickly to public tastes and preferences that change rapidly and are hard to predict. Therefore, if we fail to accurately anticipate and promptly respond to changing tastes and preferences, our business, revenues and profits in these segments could be harmed.

(*) In our Form 20-F filings through fiscal year 2013, our products and services related to “mobile games” were referred to as “content for social networks.”

Our revenues are dependent on timely introduction of popular new products to the market.

Our success depends on generating revenue from the timely introduction and shipment of new products. The majority of sales of new video game software for home use generally occurs in the first thirty to one hundred and twenty days after release. The sales occurrence for our Digital Entertainment segment, Gaming & Systems segment and Pachinko & Pachinko Slot Machines segment also tends to be limited. We are constantly required to introduce new products in order to generate revenues and/or to replace declining revenues from older products. Also, because revenues earned during the early life of a product generally constitute a relatively high percentage of the total revenues earned from a product, a significant delay in the introduction of one or more new products, or the inability to ship in sufficient quantities to meet demand, could negatively affect sales and have a negative impact on our financial condition and results of operations. Unanticipated delays could also cause us to miss an important selling season such as the year-end holiday buying season or summer vacation. Moreover, our products may not achieve and sustain market acceptance during the short life cycle sufficient to generate revenue to recover our investment in developing the products and to cover our other costs.

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

The markets for our Digital Entertainment segment, Gaming & Systems segment, and Pachinko & Pachinko Slot Machines segment, as well as the markets for most of our other products, are intensely competitive and new products and platforms are regularly introduced. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. In addition, while significant price competition and reduced profit margins may result as the hardware product cycle matures, competition from new technologies such as video game software for play over the Internet or mobile phones may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand due to competing technologies, our operations in the past have been, and in the future could continue to be, negatively impacted.

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

Our product sales are affected by customer’s ability and desire to spend disposable income on the purchase of our products and services. Any significant downturn in general economic conditions which results in a reduction in consumers’ discretionary spending could reduce demand especially for entertainment and health-oriented products and services like ours and may harm our business. For example, adverse economic conditions in emerging markets, including the slowing growth rate in China, as well as lingering uncertainty surrounding European sovereign debt and government austerity measures have negatively affected consumer spending trends in those regions and in the global economy generally and may continue to have an adverse impact on economic conditions, including in Japan. Economic downturns have been, and may continue to be, characterized by diminished product and service demand and subsequent erosion of average selling prices.

In addition, Japan’s consumption tax was increased from 5% to 8% in April 2014 and currently it is scheduled to be increased further to 10% in October 2015. Such a tax increase may adversely affect consumer spending, which could in turn reduce the demand for our products and services and adversely affect our results of operations.

Our performance may be vulnerable to rapidly changing consumer preferences.

Sales of our products depend substantially on how consumers decide to spend their money. Many of our markets are characterized by rapidly changing trends and fads, and frequent innovations and improvements are necessary to maintain consumer interest. We compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using our products, and more time using the Internet or otherwise choose to engage in other forms of entertainment and leisure activities. Our financial performance may be harmed if we are unable to successfully adapt our products and services to these changing trends and fads.

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

Our quarterly operating results also may be materially impacted by other factors, including the operating condition of our mobile games, the level of market acceptance or demand for video game software, the timing of hardware platform introductions, the level of development and/or promotion expenses for a video game title. Also, many of our products are in the greatest demand from November to January, particularly in November and December and at the end and beginning of the year. The reason for this trend is that these months correspond to the periods of children’s school holidays. In Japan, it is customary to give presents to girlfriends, boyfriends, and family members during the Christmas and New Year season and buy toys as Christmas and New Year presents in December and January. In addition, in the U.S. demand is highest from November, starting with Thanksgiving and through the Christmas season. Moreover, in a platform transition period, sales of video game software products can be significantly affected by the timeliness of introduction of video game systems by the manufacturers of those platforms, such as Sony Corporation (“Sony”), Nintendo Co., Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”).

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

We regard our products as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various patents, copyrights and trademarks. We are aware that unauthorized copying occurs within some of the industries to which Digital Entertainment segment belongs. For example, unauthorized copies of the Yu-Gi-Oh! TRADING CARD GAME have been found all over the world. If a significant volume of unauthorized copying of our products were to occur, it could cause material harm to our business and financial results.

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

Our products are complex and may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

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

While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the digital entertainment, fitness club, gaming machine and pachinko and pachinko slot industries continue to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or investments on terms acceptable to us or such an acquisition or investment may not enhance our business or may decrease rather than increase our earnings. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.

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

Approximately 70% of our net revenues during fiscal 2014 were derived from sales in Japan. Although we expect that domestic sales will continue to account for a significant portion of our revenues in future periods, we continue to expand our international operations, particularly with respect to our Digital Entertainment segment and Gaming & Systems segment, including through alliances or investments. Sales in foreign countries may involve expenses incurred to customize products to comply with local laws, especially in the case of gaming machines. In addition, products that are successful in the domestic Japanese market may not be successful in foreign markets due to different consumer preferences. In addition, our costs will increase as a result of the need to conduct market research to discover local preferences and tastes and to develop foreign language versions or make product modifications in order to tailor our products to various local markets. In the case of video game software, we may have to grant price concessions to or accept returns from major retailers that control market access to consumers. International trade is also subject to general country risks, including suspension of currency exchange by governments, increases in tariffs, and forfeiture of property through expropriation by governments. International trade is also exposed to fluctuating exchange rates. We may become exposed to increased litigation risks or unexpected bankruptcy risks through product liabilities, facility liabilities, product defect or labor issues in the course of further expanding our business, enhancing our international network and increasing our vendors and customers. These and other factors specific to international trade may result in increased costs or reduced revenues.

Demographic trends may have an adverse effect on our target market and our ability to increase revenues.

The Japanese population of people in their teens, twenties and thirties, the traditional target market for our products and services, in particular with respect to our Digital Entertainment segment, is expected to decline. Accordingly, we may not be able to increase or maintain revenues if we are unable to expand our customer base and product offerings to overseas markets. Life expectancy in Japan is among the highest of the developed countries. However, as a result of a decline in fertility rates, Japan’s population is expected to begin declining and its demographic makeup is already aging considerably. According to government estimates, as of September 2013, 25.1% of Japan’s population was aged 65 or over, and this percentage, which was released in January 2012 and calculated for the 2010 national census, is expected to reach 31.6% by 2030 and 39.4% by 2055.

Unexpected network interruptions or security breaches, including hacking, may cause delays, interruptions of service or leak of personal information, resulting in a material adverse effect on our business, financial condition and results of operations and damage to our reputation and brands.

Security breaches, including hacking and unauthorized access, affecting any of our systems may cause delays or other service interruptions or leaks of confidential information, such as personal information, and could result in significant damage to our hardware, software systems and databases, disruptions to our service and business activities, such as to our website, e-mail and other communication systems. While we endeavor to maintain robust security protections to prevent security breaches, there have been cases of unauthorized access to our systems in the past. If we experience frequent or persistent service disruptions, whether caused by hackings or failures of our own systems or those of third-party service providers, our customers’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation and brands and our business, financial condition and results of operations.

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

Risks Relating to Our Digital Entertainment Segment

Transitions in game consoles and technological change have a material impact on the relevant markets and may adversely affect our revenues and profitability.

The life cycle of existing game consoles and the market acceptance and popularity of new game consoles significantly affect the success of our products. The introduction of new technologies could render our current products or products in development obsolete or unmarketable. In addition, we cannot guarantee that we will be successful in developing and releasing video game software for new game consoles on a timely basis. Further, the release dates of new game platforms or the number of units that will be shipped upon such release are beyond the scope of our control.

Furthermore, when new game consoles are announced or introduced into the market, consumers typically reduce their purchases of video game software products for current consoles in anticipation of new platforms becoming available. During these periods, sales of our video game software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. For example, sales of some of our products for the previous PlayStation 2 and Nintendo GameCube platforms were negatively affected by the platform transition to Sony PlayStation 3, Nintendo Wii and Microsoft Xbox 360. Also, if fewer than expected units of a new game platform are manufactured or shipped, or the introduction of a new platform is significantly delayed, we may experience lower-than-expected sales.

Due to the popularity of alternative platforms for content distribution such as mobile games, it is also possible that demand for console game platforms as a whole will decline over time, which could negatively impact our results of operations to the extent we are unable to adapt our games or develop new contents for any such alternative platforms.

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

Almost all of our revenues from game software products have historically been derived from sales of products for use on proprietary game platforms developed and manufactured by other companies. We may only produce products for use on other companies’ game platforms if we receive a platform license from them, which is generally for an initial term of several years and may be extended for additional one-year terms. If we cannot obtain licenses to develop products from manufacturers of popular game consoles or if any of our existing license agreements are terminated, we will not be able to release products for those systems, which may have a negative impact on our results of operations and profitability. Although we cannot assure shareholders that we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems when the term of existing license agreements end, to date we have always obtained extensions or new agreements with the hardware companies. We also depend on hardware manufacturers for the following additional reasons:

•	platform manufacturers have considerable control over the prices for their publisher licenses;

•	we must obtain their prior review and approval to produce products for their platforms;

•

if the popularity of a game platform declines, or the manufacturer stops manufacturing or does not meet the demand for a platform, or delays the introduction of a platform in a region important to us, the products that we have produced and that we are developing for that platform would likely produce lower sales than we anticipate;

•	these manufacturers control the manufacture of, or approval to manufacture, the game discs and cartridges that incorporate our products; and

•

these companies have the exclusive right to protect the intellectual property rights to their respective hardware platforms and technology and to discourage others from producing unauthorized products for their platforms that compete with our products.

In addition, we depend on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms. Products for Microsoft’s hardware platforms must be manufactured by an authorized replicator. Our hardware platform licenses with these hardware manufacturers provide that the manufacturer may change licenses’ costs. These licenses include other provisions such as approval rights of all products and related promotional materials that could have an effect on our costs and the timing of release of new titles.

Since major manufacturers such as Sony and Nintendo also manufacture products for their own hardware platforms and manufacture products for all of their other licensees, such manufacturers may give priority to their own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo, which has occurred in the past. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacturing products for their consoles, or elect to manufacture products themselves or use developers other than us.

Our products for both game consoles and amusement arcade games may be subject to governmental restrictions, rating restrictions or to legal claims regarding content.

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

Although neither the terrorist attacks in the United States of America in September 2001, the late 2001 bio-terrorist attacks on various organizations nor the terrorist attacks relating to the Iraq war commenced in March 2003 have had a material adverse effect on our business, operations or financial condition, we cannot assure you that future terrorist attacks or the response of governments to any future terrorist actions, would not negatively affect our business by requiring us to modify the contents of our products, which could result in expensive product recalls, reprogramming or delays in the release of future products.

Our results of operations may suffer if amusement arcade revenues and sales of products for amusement arcades continue to decline.

Amusement arcades are the primary venue for video game machines and token-operated game machines in Japan. Amusement arcade revenues and sales of products for amusement arcades have recently been affected by the shrinking market for such games. In addition, due to the development of full-scale home video game systems that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with network and game functions, consumers now have increasing leisure alternatives outside of amusement arcades. As customer preferences diversify, fewer people may visit frequently the amusement arcades on which we depend for sales of products for amusement arcades and this could have a negative impact on our results of operations if amusement arcade operators reduce purchases of our products as a result.

If our games are not accepted in the competitive domestic market for products for amusement arcades, our results of operations will suffer.

Our success as a manufacturer of products for amusement arcades is dependent upon numerous factors, including our ability to design, manufacture, market and service products that achieve player acceptance while maintaining product quality and acceptable margins. In addition, we must compete against other large and well-established game manufacturers such as SEGA SAMMY HOLDINGS INC. and BANDAI NAMCO Holdings Inc. If any of these game manufacturers, or another competitor, develops products for amusement arcades and installed these products in the same arcade floor space as our products, our sales may decrease significantly.

Our business could be harmed if there is any substantial decline in the popularity of interactive Internet-based games or if our Internet-based games are not received favorably in the market.

In recent years, the rapid growth of the Internet has resulted in the development of interactive software games for play over networks and on mobile phones. Although we are marketing mobile phone-based, smart phone-based, and tablet terminal-based games as well as games which can be downloadable or which allows multiple players to play against each other using Wii, Nintendo DS, Nintendo 3DS, PlayStation 2, PlayStation 3, PlayStation 4, PlayStation Portable, PlayStation Vita, Xbox 360, Xbox One or personal computers, games have diversified over recent years and consumers now have expanded choices. In particular, demand for smart phone-based and tablet terminal-based games has rapidly grown in recent years. If consumers increasingly choose smart phone-based and tablet terminal-based games, demand for our existing mobile phone-based games as well as our games for other platforms could decline, and our business, revenues and profits could be affected if we are unable to expand sales of our smart phone-based and tablet terminal-based games. If there is any decline in the popularity of our network-based games, our business, revenues and profits could be harmed.

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

Any development adversely affecting our operation of mobile games may have a negative impact on our profitability and growth.

Our ability to achieve wide acceptance of our mobile games by users depends in part on whether we can provide attractive contents in a timely manner and efficiently operate our games. Even if our mobile games achieve wide acceptance, we may be unable to generate adequate revenue from such mobile games, as most of the games in this category are free to play and generate revenue only from sales of virtual items to players. In addition, the success of our mobile games may be affected by the expansion of the industry related to mobile games as well as other factors which are beyond our control. Such factors include:

•	changes in the economy;

•	the pace of market expansion;

•	popularity of mobile sites and application stores; and

•	establishment of legal regulations concerning mobile games and self-imposed restrictions in the industry.

If we are not able to provide competitive contents, or if these political, economic, legal and other factors adversely affect the operation of our mobile games our financial conditions and results of operation may be negatively impacted.

If the agreements entered into with operators of the mobile sites and application stores through which our mobile games are distributed are terminated, the continued provision of the services we are currently providing will become difficult, which may adversely affect our revenues and profitability.

We currently provide mobile games almost entirely on the mobile sites and application stores operated by other companies. Our provision of mobile games is based on agreements entered into with the distributors which operate the mobile sites and application stores. In addition, with respect to our mobile games, the proportion accounted for the use of specific distributors has increased. Therefore, if the agreements with the distributors are terminated, it will become difficult for us to continue providing services of our mobile games on those mobile sites and application stores, and our businesses and financial performance may be damaged.

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

If we are not able to adequately implement the factors outlined above, the growth of our Health & Fitness segment may be limited. We cannot assure you that we will be able to open new clubs in a timely and cost-efficient basis or operate our clubs profitably. Upon opening a new fitness club, we often experience an initial period of operating losses with respect to that club for the first year. However, this period can vary depending on the individual club, and may be substantially longer than a year. If we are unable to enhance the performance of our fitness clubs, our operating income may be adversely affected. We may still incur future impairment charges against goodwill, other identifiable intangible assets, or property and equipment. For the fiscal year ended March 31, 2014, we recognized ¥5,251 million of impairment charges for goodwill, property and equipment, and other identifiable intangible assets because of the worsening operating results of our facilities and the revision of the future business prospects of certain facilities due to changes in the business environment.

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

In many cases, we rent land and buildings when we open new fitness clubs. Under the lease agreements that we enter into with landowners, we are often required to make deposits and to provide guarantee money in case we default in payment of rent or neglect to restore the property to its original state upon termination of the lease agreement. Under such lease agreements, if we pay our rent and restore the property as stipulated, we are entitled to obtain refund of such deposits and guarantee money. However, if the owner of the property faces financial difficulty or is otherwise unable or unwilling to return these funds, we may not be able to obtain full refunds of such deposits and guarantee money. As of March 31, 2014, such deposits and guarantee money accounted for over 8% of our total assets.

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

In order to diversify and expand sales, we have obtained licenses in every state and territory in Australia, the majority of states and territories in the United States, and all legal gaming provinces in Canada, and are marketing and selling gaming products in those markets. If our games and our system products fail to be accepted by the market, and we are otherwise unable to develop products that offer technological advantages or unique entertainment features, we will be unable to generate the revenues necessary to compete effectively in the competitive gaming product market. Consequently, the results of our operations could suffer.

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

Our ability to grow our business and operate profitably is substantially dependent upon the expansion of the gaming industry and factors that are beyond our control. These factors include, among others:

•	changes in the economy;

•	the pace of market expansion;

•	changes in regulation;

•	fluctuations in popularity of the casino industry; and

•	changes in tax rates concerning the gaming industry instituted by national, state or province governments.

An adverse change in any of these political, legal and other factors may negatively impact our results of operations.

Our failure to obtain or retain required licenses for our Gaming & Systems segment could prevent us from expanding our market and prohibit us from generating revenue in certain jurisdictions.

In North America, the manufacture and distribution of gaming products is subject to numerous federal, state, territory, provincial, tribal, international and local regulations. In particular, we are subject to extensive regulation in the states of Arizona, California, Colorado, Connecticut, Florida, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Nevada, New Jersey, New Mexico, New York, North Dakota, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Dakota, West Virginia, Wisconsin, and the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario, Quebec and Saskatchewan in Canada due to our gaming product business in those jurisdictions. In addition, we may also be subject to regulation as a gaming operator for participation agreements under which we share in the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which we can generate revenues.

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

The record rainfall in the Australian northeastern region in January 2011 and in the surrounding areas of the Mississippi River in the U.S. in May 2011 raised concerns about a delay in transporting equipment for our products. Similar natural disasters could adversely affect the future business results of our Gaming & Systems segment.

Risks Relating to Our Pachinko & Pachinko Slot Machines Segment

Our pachinko and pachinko slot machines may not pass the testing of the Security Association due to circumstances beyond our control, and as a result, there may be delays in the date of release. Further, due to the tightening of regulations on the pachinko business and establishment of a period of voluntary ban on replacement by the National Police Agency or the bankruptcy of our suppliers, pachinko and pachinko slot machines which had passed the Security Association testing, and released or were scheduled for release, may not be able to be sold.

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

Our pachinko and pachinko slot machines may be adversely affected because of groups attempting to make money through illicit methods (commonly referred to as goto-shi) in the pachinko and pachinko slot industry.

Our pachinko and pachinko slot machines may be adversely affected because of groups attempting to make money through illicit methods (commonly referred to as goto-shi) in the pachinko and pachinko slot industries. In the event of such manipulation by goto-shi, there may be a decline in sales volume due to the tarnishing of our brand image, and delays in the dates of release due to measures to prevent goto-shi manipulation of our other products.

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

Disclosures of our operating results (particularly if below the estimates of securities industry analysts), announcements of various events by us or by our competitors or other industry participants or the development and marketing of new products, as well as other factors, may cause the market price of our common stock to change significantly over short periods of time. The price of our common stock has been and is likely to continue to be highly volatile, and shareholders may not be able to recoup their investment. For example, the highs and lows of price per share of our common stock ranged from ¥1,723 to ¥2,984 during fiscal 2014.

A substantial number of our shares of common stock are eligible for future sale, and the sale of these shares may cause the price of our common stock to decline even if our business is performing well.

As of March 31, 2014, there were 138,612,321 shares of our common stock outstanding including 39,500,597 shares, representing 28.50% of our outstanding shares, beneficially owned by Kagemasa Kozuki, our founder, Representative Director, Chairman and his Kozuki Foundation, Kozuki Holding and Kozuki Capital Corporation. These shares and, generally, the shares owned by other shareholders, can be disposed of on the Tokyo Stock Exchange or otherwise in Japan without any legal restriction. Additionally, under our Articles of Incorporation, our board of directors is authorized to issue 306,500,000 additional shares of common stock generally without any shareholder approval. In addition, as of March 31, 2014, we held 4,887,679 shares of treasury stock which our board of directors may sell without any shareholder approval.

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

U.S. investors may have difficulty in serving process or enforcing a judgment against us or our directors or corporate auditors.

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors and corporate auditors reside in Japan. All or substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is a concern as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

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

B.    Business Overview.

Overview

We produce, operate and distribute contents for mobile sites and for application stores. In addition, we develop, publish, market and distribute video game software products globally for stationary consoles such as Sony PlayStation 2, PlayStation 3, PlayStation 4, Nintendo Wii, and Microsoft Xbox 360, Xbox One, and for portable consoles such as Sony PlayStation Portable, PlayStation Vita, Nintendo DS and Nintendo 3DS, as well as for use on personal computers.

We produce gaming machines for casinos in the United States, Australia and other overseas jurisdictions, in addition to video games and token-operated games installed in amusement arcades and other entertainment venues in Japan. We also produce card games, character goods, toys and hobbies, CDs and DVDs and other merchandize products, many of which use popular characters seen in movies, television, comic books, video games, advertising or other media. In addition, we produce pachinko machines and pachinko slot machines.

In addition, we believe that we are the leading operator of fitness clubs in Japan, in terms of revenues and members. As of March 31, 2014, we had a nationwide network of 200 directly operated health and fitness club facilities and 185 sports facilities whose operations are outsourced to us and which cater to all age groups, from children through senior citizens. Moreover, Konami Sports Corporation merged with Konami Sports Life Corporation to establish Konami Sports & Life Co., Ltd. as of February 28, 2006. We also have enhanced the value of each facility of former Sportsplex Japan Co., Ltd., which was merged into Konami Sports & Life Co., Ltd. as of June 30, 2008, by promoting the expansion of high quality and wide-ranging services. As part of our plan to create new markets and provide various health-related services through the operation of fitness club facilities and the development and manufacturing of health-related equipment and supplements, we acquired our consolidated subsidiary, COMBI WELLNESS Corporation, merging into Konami Sports & Life Co., Ltd. on June 1, 2012, in order to rationalize our business and concentrate our corporate resources.

Because our sales are affected by changes in how consumers, particularly children and young adults, spend their leisure time, we seek to meet consumers’ needs and preferences by developing products that can be used in a number of environments. We also recognize that borders that separate product categories such as games, movies, music, toys, books and television programs are blurring. We seek to capitalize on this trend by projecting successful concepts across different types of leisure environments and product categories.

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

•

METAL GEAR SOLID, first sold in 1998, was developed into METAL GEAR SOLID2 SUNS OF LIBERTY in 2001, METAL GEAR SOLID3 SNAKE EATER in 2004 and METAL GEAR SOLID 4 GUNS OF THE PATRIOTS in 2008 and has been sold worldwide in combination with various secondary titles, and received high reviews from the market.

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

•

We began selling the Winning Eleven series, a soccer game, in the form of home video game software in Japan in July 1995, and later expanded its compatibility to multiple video game platforms. We have also introduced the series in overseas markets, particularly Europe and the Americas. In addition, we developed the title as amusement game software and mobile contents.

•

Since 2010, DRAGON COLLECTION, for which online distribution was launched on GREE, a mobile site, has shown favorable sales. We have focused on developing the contents for the mobile game market and have started distributing a wide range of game contents for these titles since 2011, such as Professional Baseball Dream Nine, World Soccer Collection, CROWS X WORST—Saikyou Densetsu, and SENGOKU COLLECTION on domestic platforms, including GREE and Mobage, and overseas platforms, including KAKAO and T-store.

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

For the fiscal year ended March 31, 2014, we had consolidated net revenues and net income attributable to our shareholders of ¥217,595 million and ¥3,834 million, respectively, compared with net revenues and net income attributable to our shareholders of ¥225,995 million and ¥13,174 million, respectively, for the fiscal year ended March 31, 2013.

Products and Services

We classify our businesses into four segments: Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines, each of which is operated on a separate basis. The net revenue figures for each business segment described below are before elimination of intersegment revenues.

Digital Entertainment Segment

Given that we operate in the digital entertainment industry, a business environment with lowering barriers to entry, we focus on creating a business structure where we can achieve maximum synergies of each of our products and services. During fiscal 2014, this segment had net revenues of ¥104,335 million, which accounted for 47.9% of our consolidated net revenues, before elimination of intersegment revenues. Our Digital Entertainment Segment consists of the five types of products and services as follows:

•

Mobile games:    We produce, operate and distribute contents for mobile sites and for application stores, produce and build computer systems related to online games, maintain and operate online servers, and produce online games. We also plan, produce and sell music and video package products.

•	Video game software: We produce, manufacture and sell video game software, purchase and distribute video game software for home use.

•	Amusement arcade games: We produce, manufacture and sell video games for amusement facilities and contents for token-operated games.

•	Card games: We plan, produce, manufacture and sell card games.

•	Other products: We plan, produce, manufacture and sell electronic toys, figures and character goods.

Health & Fitness Segment

We are the leading health and fitness club operator and health-related business enterprise in Japan. During fiscal 2014, this segment had net revenues of ¥76,511 million, which accounted for 35.2% of our consolidated net revenues, before elimination of intersegment revenues.

Gaming & Systems Segment

This segment is involved in development and sales of contents, hardware and casino management systems for gaming machines for casinos outside of Japan. During fiscal 2014, our net revenues from this segment were ¥31,600 million, which accounted for 14.5% of our consolidated net revenues, before elimination of intersegment revenues.

Pachinko & Pachinko Slot Machines Segment

This segment is involved in production, manufacturing and sales of pachinko and pachinko slot machines. During fiscal 2014, our net revenues from this segment were ¥5,788 million, which accounted for 2.7% of our consolidated net revenues, before elimination of intersegment revenues.

The following table presents net revenues in each of our historical business segments, before elimination of intersegment revenues, for each of the three years ended March 31, 2014.

Segment Revenues

	Year ended March 31,
	2012	2013	2014
	(yen in millions)
Net Revenues:
Digital Entertainment	¥140,400	¥116,366	¥104,335
Health & Fitness	82,555	79,896	76,511
Gaming & Systems	25,212	24,984	31,600
Pachinko & Pachinko Slot Machines	18,430	5,398	5,788
Intersegment eliminations	(839)	(649)	(639)

Consolidated net revenues	¥265,758	¥225,995	¥217,595

Note:

“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

Digital Entertainment Segment

Consolidated net revenues generated by our Digital Entertainment Segment, before elimination of intersegment revenues, amounted to ¥116,366 million in fiscal 2013 and ¥104,335 million in fiscal 2014, a decrease of ¥12,031 million.

Mobile Games

Industry Overview

At the end of March 2014, the number of mobile phone handset subscriptions worldwide has grown by 5.1% to 4,770 million compared to the previous year, and is expected to further increase, especially in emerging countries.

Further, the shift in the mobile phone handset market from the traditional feature phone handset to the iPhone and smart phone handset equipped with Android OS has continued and the number of smart phone subscribers is estimated to exceed 50% in the global market by fiscal year 2015. Additionally, the usage of the smart phones on mobile game platforms has been increasing. As users of mobile games in feature phones have shifted to the use of smart phones, the number of mobile games for smart phones that contents providers provide has increased and the market for these games has rapidly expanded.

In recent years, in North America, contents for social games on PC platforms have become mainstream, and free service without basic fee or pay-per-item has led the market and continues to expand. Furthermore, although the applications market in the smart phones has also flourished, there is a severe competition due to low entry barriers.

In China, the pricing plans offered by communication carriers are not fully developed, and as a result, the market is still poised for growth. In South Korea, the pricing plans offered by communication carriers have expanded and smart phones have become prevalent, increasing the number of users of game contents.

Our Mobile Games

We develop, produce, operate and distribute software for mobile phones, smart phones, home video game systems, personal computers and online networks. We plan to be actively involved in mobile game products and services in light of the recent growth of the markets for these products and services and we believe that there is an opportunity to increase our profits by leveraging our software titles.

In October 2001, we established Konami Mobile Online, Inc., which developed games for mobile phones, and after changing its trade name and merging it with our operations, since March 31, 2006 we have developed our online business through Konami Digital Entertainment Co., Ltd. for the purpose of realizing synergies between our video games software and card game products and services. As a result, these products and services have expanded to include the development and distribution of game contents not only for mobile phones but also for various multi-function devices such as smartphones and have grown to be important income generating products and services for us. In addition, as a distribution service of game contents, in recent years these products and services have expanded rapidly through growth in mobile sites. Since many of our mobile games can be played free of charge, the number of users registered on mobile sites has increased, and accordingly revenues from purchases of items granting players in-game advantages have increased. Based on this business model, DRAGON COLLECTION, for which the online distribution was launched on GREE in September 2010, has enjoyed high popularity among players, including achieving the top game ranking of GREE for 50 consecutive weeks, and we have steadily increased the number of users and achieved favorable results for this title. Furthermore, the online distribution of Professional Baseball Dream Nine, a baseball mobile game officially licensed from Nippon Professional Baseball, was launched on GREE, and the online distribution of SENGOKU COLLECTION, a mobile game in which players aim to become a shogun ruler, was launched on Mobage. We also have reinforced the contents roll-out for the mobile game market. Through the introduction of these titles, we have been strengthening our contents development for the mobile game market.

On April 1, 2011, we acquired 100% ownership in HUDSON SOFT CO., LTD. (“HUDSON”), a leader of the mobile industry, and completed a merger with HUDSON into Konami Digital Entertainment Co., Ltd. on March 1, 2012. While growth in the smart phones business is expected, we aim to establish a business structure that can properly respond to the rapidly changing mobile game market by integrating the know-how of the Konami group with its high staging and producing ability for games with the strengths of HUDSON, with its outstanding planning ability and flexibility.

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

The following table illustrates the evolution of the principal platforms of both video game system and handheld system.

		Year of Introduction
Manufacturer	Platform Name	Japan	U.S.	Media Format
Home Game Consoles:
Nintendo	NES	1983	1985	Cartridge
Sega	Genesis	1988	1989	Cartridge
Nintendo	SNES	1990	1991	Cartridge
Sega	Saturn	1994	1995	CD-ROM Disc
Sony	PlayStation	1994	1995	CD-ROM Disc
Nintendo	Nintendo 64	1996	1996	Cartridge
Sega	Dreamcast	1999	1999	Proprietary Disc
Sony	PlayStation 2	2000	2000	DVD-ROM Disc
Nintendo	GameCube	2001	2001	Proprietary Disc
Microsoft	Xbox	2002	2001	DVD-ROM Disc
Microsoft	Xbox 360	2005	2005	DVD-ROM Disc
Nintendo	Wii	2006	2006	Proprietary Disc
Sony	PlayStation 3	2006	2006	BD-ROM
Nintendo	Wii U	2012	2012	Proprietary Disc
Sony	PlayStation 4	2014	2013	BD-ROM
Microsoft	Xbox One	Unreleased	2013	BD-ROM

Handheld systems:
Nintendo	Game Boy	1989	1989	Cartridge
Nintendo	Game Boy Color	1998	1998	Cartridge
Nintendo	Game Boy Advance	2001	2001	Cartridge
Nintendo	Nintendo DS	2004	2004	Cartridge
Sony	PlayStation Portable	2004	2005	UMD
Nintendo	Nintendo 3DS	2011	2011	Cartridge
Sony	PlayStation Vita	2011	2011	Cartridge

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

As for stationary systems, starting with Microsoft Xbox 360 released in December 2005 in Japan and November 2005 in North America, Sony PlayStation 3 was launched in November 2006 in Japan and March 2007 in Europe, as well as Nintendo Wii in December 2006 in Japan and November 2006 in North America. These game consoles have become more highly sophisticated in their ability to show expressiveness when playing games. Furthermore, next-generation game consoles have been introduced with the launch of the Nintendo Wii U in December 2012 and the launch of the Sony PlayStation 4 and Xbox One in November 2013 in North America.

Internet technology for high speed broadband has enabled customers to have a more interactive and enhanced online experience. The spread of broadband services and continued competition among broadband providers has led to further growth in the market for online games. With the rapid spread of broadband infrastructure, many game console manufacturers and video game software publishers have entered the online game business. For example, Sony Computer Entertainment started a broadband online service for PlayStation 2 in the beginning of 2002 through which users can play games online and download software as well as enjoy broadband contents such as movies and music at home. In the middle of 2002, Sony Computer Entertainment

America Inc. started selling online adaptors and software for PlayStation 2 in the U.S., and in late 2006, started a download service through its network in conjunction with the release of PlayStation 3. In late 2002, Nintendo started an online service for GameCube in Japan and the U.S., and in conjunction with the release of Wii at the end of 2006, started a “virtual console” service in which users can download and play previously released game software for old models, and in March 2008, launched the “WiiWare” service, in which users can download new game software not available in stores. Microsoft started an online service for Xbox called “Xbox Live” in November 2002 in the U.S. and in January 2003 in Japan, and the service has continued with Xbox 360, which was released in 2005. Currently, all portable game consoles and stationary game consoles have built-in network functions. Consequently, we are expanding further our range of online services. In addition, online distribution of additional contents for packaged software has brought about a change in the old business model, under which a sale was concluded upon the delivery of the product to a retailer, to a new business model under which we can expect continued revenues from selling additional contents to players. These services are expected to become a new source of income in part because risks unique to a retail business such as inventory, price protection and returned goods do not exist.

Our Video Game Software

We develop, publish, distribute and market video game machines, handheld video game machines and products for personal computers. Most of our products consists of video games designed for use with video game platforms, including PlayStation 2, PlayStation 3, PlayStation 4, PlayStation Portable, PlayStation Vita, Nintendo DS, Nintendo 3DS and Wii and Microsoft Xbox 360, Xbox One, and PCs.

By developing products for each of the leading home and handheld video game platforms, we are able to limit our dependence on individual platforms, capitalize on the popularity of successful platforms from time to time, and sell to a more diverse group of consumers since the target age group for each major platform differs.

The market for video game software is substantially affected by sales of the various video game platforms. Our sales of video game software are inevitably affected to a substantial degree by the cyclical nature of the industry generally as platforms change, but through diversification we seek to limit this effect.

Software Titles

Although we once published more than 100 new titles of video game software each year, since fiscal 2010, we have streamlined the number of new titles under the theme of “Selection and Concentration” to 46 titles in fiscal 2012, 10 titles in fiscal 2013, and 10 titles in fiscal 2014. Almost all of these titles are designed for use with leading home and portable game platforms. We publish software titles in a variety of genres, including sports, action, role playing and communication.

The following two tables indicate the major software titles that we have either published, or anticipate publishing, during fiscal years 2014 and 2015 in each geographic market indicating for each title (i) the category of the game, (ii) the platform on which the game can be played, (iii) the date of release or anticipated release, and (iv) the market in which the product is sold. We cannot assure you that each of the titles anticipated for release in fiscal 2015 will be released when scheduled, if ever.

Titles Released in Fiscal 2014

Title	Category	Platform	Release Date	Market
PROFESSIONAL BASEBALL SPIRITS 2014	Sports (Baseball)	Multi-Platform	Fiscal 2014	Japan

JIKKYOU PAWAFURU PUROYAKYU 2013	Sports (Baseball)	Multi-Platform	Fiscal 2014	Japan

WORLD SOCCER Winning Eleven 2014	Sports (Soccer)	Multi-Platform	Fiscal 2014	Japan

Pro Evolution Soccer 2014	Sports (Soccer)	Multi-Platform	Fiscal 2014	North America Europe

METAL GEAR SOLID: THE LEGACY COLLECTION	Action	Multi-Platform	Fiscal 2014	Worldwide

METAL GEAR RISING REVENGEANCE SPECIAL EDITION	Action	PlayStation 3	Fiscal 2014	Japan

METAL GEAR SOLID V: GROUND ZEROES	Action	Multi-Platform	Fiscal 2014	Worldwide

Tongari Boushi to Mahou no Machi Special Pack	Simulation	Nintendo 3DS	Fiscal 2014	Japan

NEW LOVEPLUS PLUS	Simulation	Nintendo 3DS	Fiscal 2014	Japan

Castlevania: Lords of Shadow 2	Action	Multi-Platform	Fiscal 2014	Europe North America

Yu-Gi-Oh! ZEXAL World Duel Carnival	Match-up	Nintendo 3DS	Fiscal 2014	Japan

Titles Anticipated to be Released in Fiscal 2015
Title	Category	Platform	Release Date	Market

WORLD SOCCER Winning Eleven 2014: Aoki Samurai no Chousen	Sports (Soccer)	Multi-Platform	May 2014	Japan

*	Excluding titles that are scheduled but have not yet been publicly announced to be released.

The primary home video game software products on which we rely as revenue sources have been our hit titles, which include the following:

•

METAL GEAR SOLID. With respect to our METAL GEAR SOLID series, we have sold over five million units of METAL GEAR SOLID, the original action game that we introduced in 1999 and five million units of the sequel, METAL GEAR SOLID 2 SONS OF LIBERTY. METAL GEAR SOLID 3 SNAKE EATER, launched in 2004, sold more than four million units. Products derived from METAL GEAR SOLID, such as METAL GEAR SOLID PORTABLE OPS, have also been launched, and METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, launched in 2008, sold more than five million units in total. METAL GEAR SOLID V: GROUND ZEROES was also launched during the fiscal year ended March 31, 2014, increasing our total series sales to over 38 million units as of March 31, 2014.

•

Soccer titles. We have sold a total of over 86 million units of Winning Eleven series (also known as Pro Evolution Soccer series in Europe and North America) in worldwide as of March 31, 2014, since the initial title was released during the fiscal year ended March 31, 1996.

•	Baseball titles. We have sold a total of over 24 million units of baseball titles as of March 31, 2014, since we began releasing titles during the year ended March 31, 1994.

The following table illustrates the number of units that we have sold by platform for the periods indicated on a consolidated basis. This table indicates where we have concentrated our development efforts as well as changes in the relative significance of individual platforms.

	Year ended March 31,
	2012	2013	2014
Platforms	Units	Units	Units
	(sales units in tens of thousands)
PlayStation 3	629	656	528
PlayStation Portable	384	176	106
PlayStation Vita	7	66	48
Nintendo DS	176	34	8
Nintendo 3DS	116	82	52
Wii	191	75	25
Xbox 360	219	213	152
Other	108	59	162

Total	1,830	1,361	1,081

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

Hiring and retaining talented creative staff is crucial to develop successful contents. We believe that our compensation structure that rewards creators for the success of their games and our policy of providing creators substantial independence and flexibility, enables us to attract and retain game creators that are among the best in the industry.

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

Manufacturer	Platform	Territory	Initial Contract Date
Nintendo	Nintendo DS	Japan	October 1, 2004
Nintendo	Nintendo DS	United States and Canada	June 23, 2005
Nintendo	Nintendo DS	Europe	June 24, 2005
Nintendo	Wii	Japan	October 2, 2006
Nintendo	Nintendo 3DS	Japan	December 1, 2010
Sony	PlayStation 2	Japan	April 1, 2003
Sony	PlayStation 2	Asia	April 1, 2003
Sony	PlayStation 2	United States and Canada	October 25, 2001
Sony	PlayStation Portable	Japan	November 19, 2004
Sony	PlayStation Portable	Asia	May 1, 2005
Sony	PlayStation Portable	United States and Canada	February 11, 2005
Sony	PlayStation 3	Japan	October 20, 2006
Sony	PlayStation 3	United States and Canada	October 20, 2006
Sony	PlayStation 3	Europe	October 20, 2006
Sony	PlayStation 3	Asia	November 17, 2006
Sony	PlayStation Vita	Japan	October 24, 2011
Sony	PlayStation Vita	Asia	March 31, 2012
Microsoft	Xbox 360	Worldwide	November 22, 2005
Microsoft	Xbox One	Worldwide	October 1, 2013

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

Industry Overview

According to an industry statistical report, the amusement industry in Japan recorded total revenues of ¥649.1 billion in fiscal 2013. The breakdown by category is shown in the following table.

Amusement Industry-Revenues in Japan

	Fiscal Year Ended on March 31,
Industry	2009	2010	2011	2012	2013
	(billions of yen)
Amusement arcade operations	¥573.1	¥504.3	¥495.8	¥487.5	¥470.0
Amusement arcade games (Japan)
Video game machines	48.4	37.7	38.4	43.5	21.1
Token-operated game machines	37.1	28.9	30.6	36.2	34.9
Prize machines	10.3	7.8	8.2	7.8	4.9
Vending machines	12.1	10.2	11.0	14.0	14.0
Music simulation game machines	4.2	4.0	4.2	5.3	6.1
Card games, etc. (excluding kids’)	9.4	8.3	6.6	5.3	5.4
*Kids’ card games, etc.	15.0	10.9	10.4	11.8	15.8
Other	46.4	48.8	52.4	49.8	65.3

Sub-total	182.9	156.6	161.8	173.7	167.5
Amusement arcade games (exports)	13.3	13.0	11.5	11.0	11.6

Total	¥769.3	¥673.9	¥669.1	¥672.2	¥649.1

*	Sales amounts related to the Kids’ card games industry was added from fiscal 2007.

Source:	“Amusement Industry Survey, Fiscal Year Ended on March 31, 2013” (published in September 2013), Japan Amusement Machinery Manufacturers Association.

Due to the development of powerful home game consoles that can rival amusement arcade games in play quality and the introduction of advanced mobile telephones equipped with online and game functions, consumers now have diverse leisure alternatives. In Japan’s amusement industry as a whole, the revenues produced by the amusement arcade operations continued to decrease to ¥470.0 billion in the fiscal year ended March 31, 2013 from ¥487.5 billion in the fiscal year ended March 31, 2012 (according to the latest available data). This decrease in the industry-wide revenue was primarily due to shutdown of relatively small scale amusement arcades, which in turn had resulted from a decline in the number of customers and the level consumer spending amidst the deteriorating economy. The restructuring of the amusement industry such as development of large-scale amusement arcades attractive to customers continues. Furthermore, the sales volume of equipment decreased from the previous year, recording ¥167.5 billion in the fiscal year ended March 31, 2013 compared to ¥173.7 billion in the fiscal year ended March 31, 2012. This decrease is primarily due to a decrease in sales in the operations area, the effects from the changeover period of the new product launch cycle, and the fact that “conversion kits” (consisting of software updates) with a low unit selling price became the leading products of the major manufacturers.

Our Amusement Arcade Games—Video Game Machines

As for our amusement arcade games, we develop, produce and sell video game machines for amusement arcades, many of which use sophisticated computer graphics technology. In the fiscal year ended March 31, 2014, we introduced approximately 14 new titles for e-AMUSEMENT Participation (a method to share playing fees of users with operators). Such titles typically have life spans of six to 18 months, although popular titles may have a longer life and are sometimes developed into a series of titles, and at the same time, some constitute a recognized brand such as DanceDanceRevolution and MAH-JONG FIGHT CLUB.

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

In March 2002, our amusement arcade game business introduced the “e-AMUSEMENT” service that connects amusement arcades all over Japan through a computer network run by KONAMI, creating a new amusement arcade market. This service allows multiple players to participate in the same game simultaneously from different locations nationwide and to continue playing after saving the game. Our MAH-JONG FIGHT CLUB, which is our first title compatible with e-AMUSEMENT, is retaining its popularity in part due to events such as national conventions where players can try their skills in a tournament. With respect to the MAH-JONG FIGHT CLUB series, starting with MAH-JONG FIGHT CLUB ultimate version, we have introduced e-AMUSEMENT Participation as a new business model enabling the distribution of new contents in sequence depending on the requests of users and operational status of the consoles, contributing to the enhancement of the operational ratio of the consoles and stable profits as well as providing the equipment necessary for consoles and systems at an inexpensive price, resulting in the mitigation of the initial investments by operators.

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

Video Game Machines—Marketing, Sales and Distribution

Konami Digital Entertainment Co., Ltd. markets, sells and distributes our video game machines for amusement arcades. By utilizing the distribution network that we have built up, we believe we provide more efficient services in our distribution activities. In overseas markets, our foreign sales subsidiaries are responsible for marketing, sales and distribution of our video game machines for amusement arcades.

Amusement Arcade Games—Token-Operated Game Machines

Token-operated Game Machines in Japan

As indicated in the previous table, as of fiscal 2014 sales of token-operated game machines amounted to ¥34.9 billion, comprising approximately 21% of the ¥167.5 billion Japanese amusement arcade game market. Also, as indicated in the following table, although the sales of token-operated game machines continued to decrease until fiscal 2010, they started increasing again in fiscal 2012. This increase was due to the launch of new popular large-sized game machines, upgrading several popular game machines and the release of medal new games for kids and medium-sized game machines.

Token-Operated Game Machines—Japanese Industry Revenues

	Fiscal Year Ended on March 31,
	2009	2010	2011	2012	2013
	(billions of yen except for percentages)
Revenues from the sale of token-operated game machines	¥37.1	¥28.9	¥30.6	¥36.2	¥34.9
Revenues from amusement arcade operations	573.1	504.3	495.8	487.5	470.0
Revenues from token-operated game machines	167.0	151.3	146.9	139.5	120.7
Token-operated game machine revenues as a percentage of amusement arcade revenues	29.1%	30.0%	29.6%	28.6%	25.7%

Source:	“Amusement Industry Survey, Fiscal Year Ended on March 31, 2013” (published in September 2013), Japan Amusement Machinery Manufacturers Association.

Our Amusement Arcade Games—Token-Operated Game Machines

We develop, produce and sell token-operated game machines that are primarily targeted to amusement arcade operators in Japan. All token-operated game machines that we sell in Japan are played by renting tokens that are inserted into the machine, the object being for the player to win more tokens to extend the playing time. Our popular token-operated game machine released in February 2012 called Venus Fountain is a token-operated game which can be played by inserting a digital token and making entries by a touch panel. We have introduced a service that allows a smart phone application to link to the arcade game so that a user can enjoy the game at any time.

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

Token Operated Game Machines—Production

Our domestic token-operated game machines are developed in our production facilities in Kanagawa, Japan. As for production, Konami Digital Entertainment Co., Ltd. produces the domestic token-operated game machines.

Token Operated Game Machines—Marketing, Sales and Distribution

Konami Digital Entertainment Co., Ltd. Markets, distributes and sells our token-operated game machines.

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

Since the population of children (those aged 0-14 years old) has been steadily declining and since the number of live births has also tended to decline, the child population is expected to continue to decline slightly in the future. According to government estimates, the number of births in Japan has declined from 2.09 million in 1973 to 1.03 million in 2013. Consequently, the population of this age group has decreased from 27 million in the beginning of the 1980s to 16.3 million in the estimated population as of April 2014. The population of children is expected to fall below 10 million in 2046.

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

Under these circumstances, the age target set by toy makers has widened from infants aged zero to seniors. Furthermore, the trading card game products, regarded as belonging to the peripheral area of conventional toys, are expected to expand due to the release of new products, such as games that are played in combination with contents for mobile devices and PCs.

Our Card Games

We produce, develop, design and sell a range of card products and card-related products. These products are based on well-known characters, brands and images, or contents, which we either produce on our own or license from third parties. Because of our strong reputation in the industry, we are able to acquire licenses to use popular characters and images such as those contained in Yu-Gi-Oh! Although each product is different, in most cases, we produce, develop and design the product around popular contents and subcontract the manufacturing to a third party.

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

Consolidated net revenues generated by our Health & Fitness segment, before elimination of intersegment revenues, amounted to ¥76,511 million in fiscal 2014, a decrease of ¥3,385 million from ¥79,896 million in fiscal 2013.

Fitness Club Business

Industry Overview

According to “Fitness Club Industry Trends in Japan, 2012” published by Club Business Japan, the fitness club industry in Japan has reached a mature stage, with revenues generated at private fitness club in Japan leveling-off from ¥415.7 billion in 2008 to over ¥412.4 billion in 2012 and the number of private fitness club memberships remaining at generally the same level, from 4.01 million to 4.03 million over the same period. In 2013, the number of major fitness club memberships remained at approximately the same level as the previous year and it is anticipated that this trend may not change significantly in 2013.

On the other hand, the number of facilities continued to increase, and the total number of facilities was estimated to be 3,945 as of the end of December 2012. In 2012, a total of 212 new clubs were opened. While the pace of opening small-scale circuit training gyms remains higher, the pace of opening regular-sized gyms declined year-on-year and the pace of opening new-type facilities, such as small-scale gyms and studio-type facilities specializing in yoga and pilates exercise, has remained at approximately the same level as the previous year. It is anticipated that this trend may not have changed significantly as of the end of December 2013.

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

As of March 31, 2014, we directly owned and operated a nationwide network of 200 fitness clubs and operated an additional 185 sports facilities outsourced to us. We offer a wide variety of health and fitness related services, including traditional membership-based clubs with swimming, gymnastics and tennis school programs, aerobics programs, combat-type exercise programs and health and advisory services to people of all ages. In addition to our facility-based operations, we also provide health and fitness advisory services to corporations and to public sector entities. Our non-facility business includes franchising of fitness clubs and the licensing of specific products and programs, such as diet programs. We also act as a nationwide agent of health and fitness programs for the Japan area, acquiring licenses for programs having worldwide popularity, and supply these programs to other fitness clubs as well. We are also engaged in other activities incidental to our core Health & Fitness segment, including travel agency operations.

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

We have taken actions to create a more powerful brand. To cement our position as the No. 1 brand in the fitness club industry in Japan, we unified our collection of brands, including XAX and PEOPLE, into a single brand: Konami Sports Club, thereby strengthening our brand recognition and providing more sophisticated facility services, as part of our continuous efforts to improve the retention rate of current customers. Improving the retention rate of customers of existing clubs is one of our major objectives as revenue growth of existing clubs is lower than newly opened clubs. In a move to improve customer convenience, we introduced new services and products such as a personal trainer system where an instructor with specialized knowledge provides fee-based individualized lessons for each customer. Furthermore, we launched the first official i-mode, Ezweb, Yahoo! (internet enabled cellular phone) site in the fitness industry, which provides various club facility information and health related information, and in January 2011, we launched iPhone compatible applications. Going forward, we are offering healthcare support services, such as our core service “e-XAX”, an IT health management system that manages exercise and health data, to connect the three scenes of daily health and fitness—in the fitness club, at home and outside the home. We have also improved customer access by launching an online webpage available for members of the club called Konami Sports Club member service, which has improved customer accessibility by enabling customers to manage various procedures online.

Not only do we focus more on improving the quality of our services than on reducing our member prices within the fitness clubs in order to compete efficiently, we also offer value-added services such as spa and massage for extra charges. Also, outside of the fitness clubs, we offer various sporting events and tours in which our members can participate.

Our Health & Fitness segment develops fitness machines for home use by our consumers and fitness equipment for serious exercise for use principally in our sports fitness clubs, Konami Sports Clubs. In fiscal 2006, we completed a full lineup of our fitness machines, such as the EZ series, and these machines are now in Konami Sports Clubs. In addition, since COMBI WELLNESS Corporation became a wholly-owned subsidiary in May 2006, our product portfolio was expanded, including Aerobike, our principal product in this business. We have established a more efficient business structure for product development by merging COMBI WELLNESS Corporation into Konami Sports & Life Co., Ltd. in June 2012 and promoting the rationalization of the health service business operation.

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

Furthermore, we were involved, as a representative organization, with the Ministry of Economy, Trade and Industry’s “Regulatory Reform and Industry Creation Research Projects in the Medical and Nursing Care related Areas”, a consortium engaged in the creation of new services in the healthcare field in collaboration with the medical and nursing care organizations in the Kyoto and Osaka regions.

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

•

Operation of our fitness clubs.    In an effort to expand the network of our fitness club facilities, we are making efforts to provide an ever higher quality of service through the “digitization of health control” and the “enhancement of programs”. We have expanded the introduction of e-XAX, an IT health control system in which individual exercise histories and data for the enhancement of health are maintained, and continued the promotion of various programs such as 6 WEEKS, a countermeasure program for lifestyle-related diseases and BIOMETRICS, a diet program, Targeting Waist Program, a program to combat metabolic syndrome. We are supporting the fitness of our customers by introducing a new counseling system MY Fit Planner which combines highly individualized one-on-one personal training based on experience, our fitness club operation know-how, a database of information collected through our fitness counseling experience and original counseling methods developed using collected data and medical interviews. The new system enables us to provide the best exercise menu to customers from over 600 types of exercise programs, and enables us to support our customers’ health and fitness goals by enabling regular exercise. Through the XAX service brand, we provide various programs combining studio fitness programs, machine exercises and swimming exercises targeting wide range of age groups. The Undo-Jyuku service brand is for younger age groups, with various fitness schools including swimming and gymnastics schools. GRANCISE-branded fitness clubs are furnished with top-level services and facilities for business people. In addition, amid the growing needs for nursing care prevention in an increasingly aging society and with a view to develop services primarily for elderly people in good health, we established the new brand OyZ in October 2012, which primarily targets clients over 60 years of age, especially those with no fitness club experience or who are not currently fitness club members, in order to provide these individuals with a chance to maintain and improve their health. With the addition of OyZ, we now have four service brands at Konami Sports Club: XAX, Undo-Jyuku, GRANCISE and OyZ. Additionally, since 2002 we have expanded member services such as personal training, fitness counseling, acupuncture and massage, muscle toning training, diet programs, lifestyle diseases prevention programs, and golf training, for additional fees. The income generated from operation of our fitness club facilities accounted for 80.5% of the total operating income of our Health & Fitness segment in fiscal 2014.

•

Operation of sports facilities outsourced to us.    We operate sports facilities of private companies and of local governments by contract upon obtaining the approval of the relevant boards or councils. We actively utilize our expertise and experience in the health enhancement of community members. Our operating income generated from operation of facilities by contract accounted for 11.0% of total income of our Health & Fitness segment in fiscal 2014. In addition to the outsourcing business, we have franchise contracts under which we receive a royalty or advertising fees from franchised fitness clubs for use of our brand names and to be licensed for our specific products and programs. In fiscal 2006, we reviewed our existing franchise contracts and determined that fewer franchise stores were desirable for our brands. As a result, a majority of the existing 28 franchise contracts was not renewed and we recognized impairment losses for intangible assets related to those franchise contracts terminated in fiscal 2006.

•

Other.    Our other businesses include, in particular, providing tours relating to sports and leisure mainly to adults, as well as extracurricular activities for children. For example, we offered an experience-oriented tour of the LES MILLS in New Zealand for which we are licensed, as well as an experience-oriented camp called NEICHILD CAMP allowing children to get closer to nature. We also generated additional income through sales of products at our stores, convenience stores, and online shopping. Our operating income generated from other operation accounted for 8.5% of total income of our Health & Fitness segment for fiscal 2014.

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

We generally offer six principal types of memberships: (i) “Murisezu Kakushu”, which entitles members to use any Konami Sports Clubs facilities nationwide for up to twice a month and is designed for those who cannot continue to regularly exercise or those who have busy schedules; (ii) “Mazuha Shu 1”, which entitles members to use any Konami Sports Clubs facilities nationwide for up to four times a month and is designed for those who wish to incorporate exercise habits into their daily lives; (iii) “Shikkari Shu 2”, which entitles members to use any Konami Sports Clubs facilities nationwide for up to eight times a month and is designed for those who can visit the gym regularly; and (iv) “Sukinadake Free”, which entitles members to use any Konami Sports Clubs facilities nationwide for an unlimited number of times and is designed for those who wish to enjoy exercising as often as they wish. With respect to memberships (i) through (iv) above, the facilities of Konami Sports Clubs nationwide are classified into four categories, I, II, III and IV, and members can use any Konami Sports Clubs facilities which belong to the specific category of which they are a member as well as any facilities which belong to a lesser category for no additional usage charge. If a member wishes to use a facility which belongs to a higher category than that the member has selected, the member can use such facilities by paying the additional fees for each category. With respect to memberships (i) through (iii), if a member wishes to use the facilities for more than the designated number of times which they are entitled to use the facilities, they can do so by paying additional fees. Furthermore, we offer the (v) GRANCISE Regular Membership, which entitles members to use all GRANCISE facilities and Konami Sports Clubs facilities for no additional usage charge; and the (vi) GRANCISE Branch Membership, which enables members to use one GRANCISE facility and all XAX-branded Konami Sports Club facilities for no additional usage charge

In joining a club, a new member signs a membership agreement which obligates the member to pay monthly dues on an ongoing basis. We collect approximately 65% of monthly membership dues through automatic payments based on credit card contained in the membership agreement. Most membership dues are paid one month in advance. Members can generally cancel their membership at the end of any month provided that they give advance notice by the tenth day of that month. We believe that this program of monthly dues collection provides a predictable and stable cash flow for us and eliminates the traditional accounts receivable function while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. During the first week of each month, we receive the dues for that month initiated by third party processors.

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

Gaming & Systems Segment

Our Gaming & Systems segment develops, produces and sells gaming machines such as video and mechanical slot machines and management systems to gaming operators in North America, Oceania and other overseas markets. Consolidated net revenues generated by our Gaming & Systems Segment, before elimination of intersegment revenues, amounted to ¥24,984 million in fiscal 2013 and ¥31,600 million in fiscal 2014, an increase of ¥6,616 million. We develop, produce and sell gaming machines for international markets, primarily in North America and Australia, and sell casino management systems in North America and Australia.

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

In North America, the largest gaming machine market in the world, we currently hold licenses to manufacture and sell gaming machines in major states and sell gaming machines to major Native American casinos. The Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to receive favorable reviews. For the fiscal year ended March 31, 2013, we also launched SYNKROS, which was a new-generation casino management system, enhanced with various new functions.

Konami Australia Pty Ltd, which has licenses for sales and manufacturing of gaming machines in all Australian states, markets gaming machines with a focus on our main KP3 series product, a new platform which was released in fiscal 2013, as well as our K2V series product. Although the dominance of the largest player in the Australian gaming markets has made it difficult for us to become a market leader quickly, we have gained a stable position in the Australian market as one of the other main gaming machine sellers and manufacturers. We believe the Australian gaming market is mature and has been leveling off, due in part to the tax system revision, smoking bans, and regulations limiting the maximum number of gaming machines allowed in each state, and we do not expect our sales of gaming machines in Australia to expand substantially in the future unless there is a major change in the nature or regulation of the market. We intend to continue to try to expand our business to overseas markets.

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

Production

Our gaming machines and casino management systems, sold in North America are assembled at our production facility in Las Vegas, Nevada. Gaming machines sold in Australia are assembled at our production facility in Sydney, Australia. Our products are assembled utilizing various parts and components from a large base of local vendors. A Japanese branch of our North American subsidiary supplies certain software and electronic components to our overseas production facilities. We have also identified alternate sources of supply for significant parts and components in the event any of our current vendors fail to meet order requirements.

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

Pachinko & Pachinko Slot Machines Segment

Our Pachinko & Pachinko Slot Machines segment is involved in the production, manufacturing and sales of pachinko machines and pachinko slot machines. Net revenues generated by this segment, before elimination of intersegment revenues amounted to ¥5,788 million in fiscal 2014, an increase of ¥390 million from ¥5,398 million in fiscal 2013.

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

Additionally, we newly formed KPE-TAKASAGO Sales Co., Ltd. on February 1, 2012, which markets the products of KPE Inc. and Takasago Electric Industry Co., Ltd. with a goal of maximizing the number of units sold.

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

During the fiscal year ended March 31, 2014, we released three different pachinko slot titles. In the future, we plan to expand our market share by utilizing our experience in video game software development and by presenting our uniqueness through the development of original contents and use of our own titles.

Marketing and Sales

We sell our pachinko slot machines through two different methods. The first is to sell our pachinko slot machines to pachinko halls and pachinko slot halls directly, and the other is to sell through agencies. In February 2012, we formed a new sales company, KPE-TAKASAGO Sales Co., Ltd., in order to maximize sales volume and thus reinforce our sales system.

Market Environment—Pachinko and Pachinko Slot Machines

The number of pachinko and pachinko slot outlets in Japan has decreased in the last few years. According to statistics released by the National Police Agency in March 2014, the number of nationwide pachinko outlets has decreased by 256, or 2.1%, to 11,893 at the end of 2013 compared to the previous year and the number of pachinko machines per outlet was 387.8, an increase of 2.6% compared to the previous year.

Brand Sourcing

A significant portion of our products include contents (brands) such as characters, images, trademarks and logos, to which we have been granted licenses from a broad range of licensors. The success of our business depends to a significant extent on our ability to create or license contents with strong consumer appeal and a high level of recognition or acceptance. To do so, we must identify and respond rapidly to new and emerging consumer trends.

Contents is one of our most valuable assets. Accordingly, we actively seek to obtain licenses of prominent brands for each of our products. Our most important source for licensed brands has been sports organizations. Use of the names of actual players in our games is a relatively new phenomenon in response to the demand for greater reality in game software contents and as such, securing necessary licenses is critical to success of our sports titles. Increasingly, we also seek to license brands from film makers, comic’s publishers, and animation and TV program producers.

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

•	We have obtained licenses from film makers, comic’s publishers and animation companies, including NIHON AD SYSTEMS, Inc., Kodansha Ltd. and Shogakukan-Shueisha Production Co., Ltd.

Overseas Activities

The following tables show net revenues by geographic area for the fiscal years ended March 31, 2012, 2013 and 2014:

	Millions of yen
	2012	2013	2014
Net revenues:
Japan	¥208,641	¥171,057	¥155,364
United States	35,955	36,631	41,679
Europe	14,561	12,703	14,088
Asia/Oceania	6,601	5,604	6,464

Consolidated net revenues	¥265,758	¥225,995	¥217,595

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

In fiscal year 2014, our net revenues increased ¥5,048 million in the United States and increased ¥1,385 million in Europe. The increase in net revenues in the United States was due to the launch of METAL GEAR SOLID V: GROUND ZEROES, the latest title in the METAL GEAR SOLID series, and strong sales of the Yu-Gi-Oh! TRADING CARD GAME. In Europe, net revenues increased in fiscal year 2014 from the previous fiscal year because sales of the Yu-Gi-Oh! TRADING CARD GAME were favorable.

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

Year Ended March 31, 2012
Segment	Focus of R&D Activity

Digital Entertainment

Mobile games such as DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine and CROWS×WORST—Saikyou Densetsu.

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

Game software compatible with the e-AMUSEMENT Participation system such as MAH-JONG FIGHT CLUB ultimate version and QUIZ MAGIC ACADEMY Kenja no Tobira.

Health & Fitness

Health drinks such as Collagen Cristal Rich, Kenkou Daizu, Ryokunou Aojiru and Ryokunou Aojiru Saratto Noushuku.

Verification of new health management services and business models in relation to the Ministry of Economy, Trade and Industry’s medical and nursing care related services industry creation research projects.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	New cabinet (outer structure) and basic technology for pachinko machines and pachinko slot machines

Year Ended March 31, 2013
Segment	Focus of R&D Activity

Digital Entertainment

Mobile games such as DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine and CROWS×WORST—Saikyou Densetsu.

Video game software such as WORLD SOCCER Winning Eleven 2013, Pro Evolution Soccer 2013, series of METAL GEAR, JIKKYOU PAWAFURU PUROYAKYU and PROFESSIONAL BASEBALL SPIRITS, as well as development of new game engines.

Card games such as the Yu-Gi-Oh! TRADING CARD GAME.

Video games such as MAH-JONG FIGHT CLUB and BASEBALL HEROES, software for music simulation games such as series of BEMANI, and versions of the game software above compatible with the e-AMUSEMENT Participation system.

Medium and large-sized token-operated games such as GI-GranDesire, and card game machines from which original cards of Monster Retsuden ORECA BATTLE are issued.

Health & Fitness	Development of new supplement line, launch of fitness programs for the elderly, organization of new counseling system, sale of beauty goods for facial esthetic treatments and hypertonic beverages and renewal of existing body make program.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	New cabinet (outer structure) and basic technology for pachinko machines and pachinko slot machines

Year Ended March 31, 2014
Segment	Focus of R&D Activity

Digital Entertainment

Mobile games such as DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine, CROWS×WORST—Saikyou Densetsu, and World Soccer Collection.

Video game software such as the Pro Evolution Soccer series, the METAL GEAR series, JIKKYOU PAWAFURU PUROYAKYU and the PROFESSIONAL BASEBALL SPIRITS series, as well as development of new game engines.

Card games such as the Yu-Gi-Oh! TRADING CARD GAME.

Video games such as the MAH-JONG FIGHT CLUB series, software for music simulation games such as the BEMANI series, and versions of the game software above compatible with the e-AMUSEMENT Participation system.

Medium and large-sized token-operated games such as the AnimaLotta series, and card game machines from which original Monster Retsuden ORECA BATTLE cards are issued.

Health & Fitness	Establishment of “Naze hitoha tsudukanainoka? Kenkyujo,” development of the “Konami Method” incorporating know-how relating to exercise and health promotion, development of “Nichijo seikatsu dosa kojo series,” which is an exercise program targeting people with decreased physical strength who use a facility to prevent the need for nursing care in old age and commencement of the “Tsuzu LOG” service which is a portal website concerning health & fitness.

Gaming & Systems	Gaming machines, software and casino management systems for North America and Australia.

Pachinko & Pachinko Slot Machines	New cabinet (outer structure) and basic technology for pachinko machines and pachinko slot machines

Competition

The markets for video game software and most of our other products are intensely competitive and are characterized by the frequent introduction of new hardware systems, software products and other innovations.

In addition, the domestic Japanese market is gradually shrinking due partly to the declining birthrate. Japanese game producers are competing to bolster their product lineups and expand their overseas operations. Moreover, the spread of online games (and the rise of mobile games) due to the expansion of broadband networks and the market growth of cellular phone contents owing to the improvement of cellular phone capabilities have intensified competitions over limited users’ leisure times and made it extremely important for game software producers to develop software for a wide variety of media and outlets in order to maintain growth.

Rapid changes in the business environment as mentioned above are also driving reorganization in the game software industry. For example, Enix Co., Ltd. and Square Co., Ltd. merged on April 1, 2003 and the new company, Square Enix Co., Ltd., (currently, SQUARE ENIX HOLDINGS CO., LTD.) is expected to focus on strengthening software development and expanding the lineup of online games. Also, in October 2004, Sammy Corporation founded SEGA SAMMY HOLDINGS INC., a holding company through which it acquired SEGA Corporation. In addition, Bandai Co., Ltd. and Namco Limited consolidated their operations to establish BANDAI NAMCO Holdings Inc. in September 2005, and later established BANDAI NAMCO Games Inc. through the consolidation of their domestic game businesses in March 2006. Furthermore, KOEI Co., Ltd. and TECMO Ltd. consolidated their operations to establish TECMO KOEI Holdings Co., Ltd. in April 2009. In addition, Konami Digital Entertainment Co., Ltd. merged with HUDSON on March 1, 2012.

We believe that the most significant competitive factors in all of our major business lines are the ability to develop compelling contents and bring it to market at the appropriate time to capitalize on ever-changing consumer preferences. We believe our ability to develop contents internally, as well as our strong distribution network, give us an advantage over many of our competitors. However, our competitors vary in size from small companies to very large corporations which have significantly greater financial, marketing and product development resources than we have. Due to these greater resources, some of our competitors are better able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and pay higher fees to licensors of desirable properties.

In mobile games, our principal competitors are GREE, Inc. and DeNA Co., Ltd. which have more established mobile game business than we do, carry out operation of social platforms and production of games. Other potential competitors include the companies engaged in production and sales of home video game software such as CAPCOM CO., LTD., SQUARE ENIX HOLDINGS CO., LTD. and BANDAI NAMCO Holdings Inc. which entered the market led by the recent popularity of mobile games. In addition, the production cost of mobile games is lower than that of video game software, and due to the low entry barrier compared to the existing video game software, an increasing number of emerging companies engaged in production of games have entered the market. Among these emerging companies, GungHo Online Entertainment, Inc. and COLOPL, Inc. which launched hit titles, have also became our major competitors.

Our competitors and potential competitors in the video game software industry include the following:

•

Other Japanese publishers of video game software, including CAPCOM CO., LTD., SQUARE ENIX HOLDINGS CO., LTD., BANDAI NAMCO Holdings Inc. and SEGA SAMMY HOLDINGS INC., as well as overseas publishers such as Electronic Arts Inc., Activision Blizzard, Inc., Take-Two Interactive Software, Inc. and Ubisoft Entertainment.

•

Integrated video game system hardware/software companies, such as Sony, Microsoft and Nintendo, which compete directly with us in the development and publishing of software titles for their respective platforms.

•

Large diversified entertainment or software companies, many of which own substantial libraries of available contents and have substantially greater financial resources than we have, and which may decide to compete directly with us or to enter into exclusive relationships with our competitors.

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

Our most significant competitors in the market for card game products and toy and hobby products are mainly toy makers, such as BANDAI NAMCO Holdings Inc. We believe that the most significant competitive factor in the market for card game products and toy and hobby products is the ability to timely develop popular products based on appealing characters and themes. In addition, there have been business reorganizations such as consolidation of the operations of Takara Co., Ltd. and Tomy Co., Ltd. in March 2006 and their establishment of Takara Tomy Co., Ltd.

The market for video game machines and token-operated game machines for amusement arcades in Japan is dominated by a few large manufacturers, including ourselves as well as SEGA SAMMY HOLDINGS INC. and BANDAI NAMCO Holdings Inc., and competition in these markets is intense. The principal method of competition in the market for video game machines and token-operated game machines for amusement arcades is new product development.

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

The market for pachinko and pachinko slot machines is becoming oligopolistic with intense competition among several major makers, such as SEGA SAMMY HOLDINGS INC., Universal Entertainment Corporation and Sankyo Co., Ltd. The principal method of competition in the market for pachinko and pachinko slot machines is new product development.

Intellectual Property

As of March 31, 2014, we had approximately 2,617 trademarks, 2,998 patents and 37 registered designs (excluding applications pending) in Japan and we also had approximately 4,008 trademarks, 2,195 patents, one registered utility model and 219 registered designs (excluding applications pending) overseas. The trademarks and patents relate to our game software for home video games, applications of mobile games for mobile devices, input equipment for home video games, amusement arcade games, token-operated games, gaming machines, pachinko machines, pachinko slot machines, fitness machines and others. The utility models relate to amusement machines. The registered designs mainly relate to amusement machines, gaming machines, pachinko machines and pachinko slot machines.

Intellectual property rights are registered to us, our subsidiaries or to us and our subsidiaries as joint owners.

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

In Europe, Pan European Game Information, an age rating system applied in 30 countries (primarily those in the EU), conducts voluntary age rating inspections using standards developed by the Interactive Software Federation of Europe, a Europe-based industry group. Furthermore, in Germany, the Unterhaltungs Software Selbstkontrolle (USK) conducts morals inspections pursuant to the country’s Minor Protection Law.

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

Property

The following table sets forth information, as of March 31, 2014, with respect to our principal facilities:

Belong to	Location	Uses	Space	Tenure	User
			(square meters)
KONAMI CORPORATION	Minato-ku, Tokyo, JAPAN	Administrative	1,595	Leased	KONAMI CORPORATION (Holding Company)

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo, JAPAN	Production, Distribution, Administrative	31,576	Leased	Konami Digital Entertainment Co., Ltd.

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo and 199 other locations in JAPAN	Fitness club	722,022	Some owned and some leased	Konami Sports & Life Co., Ltd.

Konami Real Estate, Inc.	Nasu-gun, Tochigi, JAPAN	Training Facility	547,137	Owned	Corporate

Konami Real Estate, Inc.	Zama-shi, Kanagawa, Kobe-shi, Hyogo and other locations in JAPAN	Production, Manufacturing, Administrative	128,181	Owned	Konami Digital Entertainment Co., Ltd. and other

Konami Digital Entertainment, Inc.	California, U.S.A.	Production, Distribution, Administrative	6,653	Leased	Konami Digital Entertainment, Inc.

Konami Digital Entertainment B.V.	Berkshire, U.K.	Production, Distribution, Administrative	722	Leased	Konami Digital Entertainment B.V.

Konami Gaming, Inc.	Nevada, U.S.A.	Production, Manufacturing, Distribution, Administrative	63,023	Some owned and some leased	Konami Gaming, Inc.

In addition to the above facilities, we lease some floor space in office buildings in various locations around the world including Japan, China, Australia, the United States and Europe.

Material plans after fiscal 2014

Material plans for new expansion and renovation as of March 31, 2014 are as follows:

				Estimated amount of expenditures (Millions of Yen)			Schedule
Belong to	Location	Segment	Uses	Total amount of expenditures	Amount already paid	Method of financing	Commenced	To be completed
Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	Gaming & Systems	Manufacturing	3,814	828	Own fund and borrowings	September 2012	March 2015

Konami Real Estate, Inc.	Chuo-ku, Tokyo, JAPAN	Corporate	*Administrative	10,000	—	Own fund	April 2014	August 2017

*	This property will undergo a conversion to become the “Konami Creative Center Ginza (working name),” intending to be a hub for communication between the Konami Group and its customers.

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

Breakdown of Total Revenues by Category of Activity and Geographic Market

See Item 5.A of this annual report.

C.    Organizational Structure.

The table below shows our principal subsidiaries (companies in which we hold, directly or indirectly, more than 50% of the issued share capital and where we exercise control) and affiliates (companies in which we hold, directly or indirectly, 20-50% of the issued share capital and where we have significant influence) as of March 31, 2014. Except where stated otherwise, each of these companies is accounted for as a consolidated subsidiary. The issued share capital of each of these companies is fully-paid.

Name	Main office	Issued share capital (in millions)		Ownership interest Voting rights (%)	Principal business	Establishment date
In Japan
Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo		¥26,000	100	Planning, production, manufacturing and distribution of mobile games, online games, video game software, amusement machines, card games and toys	March 2006

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo		¥13,000	100	Operation of fitness clubs and sales of fitness equipment	March 1973

KPE, Inc.	Minato-ku, Tokyo		¥1,000	100	Production and manufacturing of pachinko slot machines	June 1999

TAKASAGO ELECTRIC INDUSTRY CO., LTD.	Osaka City, Osaka		¥1,760	100	Production and manufacturing of pachinko machines and pachinko slot machines	July 1956

Konami Real Estate, Inc.	Minato-ku, Tokyo		¥10,000	100	Real estate management	December 1987

Internet Revolution, Inc.	Minato-ku, Tokyo		¥1,250	70	Operation of portal site	February 2006

Resort Solution Co., Ltd. (1)	Shinjuku-ku, Tokyo		¥3,948	20	Operation of golf courses, hotels and resorts	February 1931

Five other companies

Overseas
Konami Digital Entertainment, Inc.	El Segundo, California, U.S.A.	U.S.$	23.9	100	Planning, production and distribution of online games, video game software, amusement arcade games, card games, mobile games and hobby products	November 1982

Name	Main office	Issued share capital (in millions)		Ownership interest Voting rights (%)	Principal business	Establishment date
Konami Corporation of America	El Segundo, California, U.S.A.	U.S.$	35.5	100	Holding company	October 1996

Konami Gaming, Inc.	Las Vegas, Nevada, U.S.A.	U.S.$	25.0	100	Production, manufacturing and distribution of gaming machines	January 1997

Konami Digital Entertainment B.V.	Berkshire, U.K.		€9.0	100	Planning, production and distribution of online games, video game software, mobile games and hobby products	November 1997

Konami Digital Entertainment Limited	Hong Kong, China	HK$	19.5	100	Planning, production, distribution of amusement arcade games, video game software, card games and toys	September 1994

Konami Australia Pty Ltd.	New South Wales, Australia	A$	30.0	100	Manufacturing, production and distribution of gaming machines	November 1996

Six other companies

(1)	It is accounted for by the equity method.

D.    Property, Plants and Equipment.

The information required by this item is set forth in Item 4. “Information on the Company.” B “Business Overview” of this annual report.

Item 4A.	Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2014 and which remain unresolved as of the date of the filing of this annual report with the Commission.

Item 5.	Operating and Financial Review and Prospects.

A.    Operating Results.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and other information included in this annual report. Fiscal 2014 in this annual report refers to the fiscal year ended March 31, 2014, and other fiscal years are referred to in a corresponding manner.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under Item 3.D and elsewhere in this annual report.

Overview

We are a global entertainment and health-related products and services provider. We produce, operate and distribute software for mobile phones and video games for use by customers with home and handheld video game systems, principally those manufactured by Sony, Nintendo and Microsoft, and also produce and distribute Internet-based entertainment contents. We also offer a variety of other digital entertainment products by producing toys, including card games, manufacturing and distributing amusement games and token-operated games for amusement arcades. Some of these products use characters from or inspired by characters in our home video game software and other products. Since February 2001, we have also run the largest chain of fitness clubs in Japan. We produce and market health-related products. Furthermore, we produce and market a variety of entertainment and components, including pachinko machines, pachinko slot machines and gaming machines. We earn revenues and income and generate cash from the sales of these products and services.

We divide our worldwide operations principally into four business segments for financial reporting purposes: Digital Entertainment, Health & Fitness, Gaming & Systems and Pachinko & Pachinko Slot Machines. The net revenue of these segments, before elimination of intersegment revenues, accounted for 47.9%, 35.2%, 14.5% and 2.7%, respectively, of our total net revenue in fiscal 2014. Our consolidated net revenue for fiscal 2014 was ¥217,595 million.

Due to the nature of the entertainment industry, our results of operations have largely been, and will to a considerable extent, remain affected by a product and service that individually or as a series is a hit with consumers such as video game software, mobile games and card games. See “Factors Affecting Our Results of Operations—Hit Products.” We have been working to reduce volatility in our results by building a solid and well-balanced business portfolio with multiple segments, featuring a growing number and variety of products and services. We are also diversifying our revenue sources by expanding our businesses overseas. Our Digital Entertainment segment has been active in the North American and European markets and our Gaming & Systems segment has actively developed its operations particularly in the North American market, the biggest gaming market in the world with high future growth potential.

The entertainment industry in Japan has been expanding, reflecting an increasing social recognition of the importance of developing intellectual property and the rapid advance of technology.

Within the Japanese entertainment industry, the video game software industry has become increasingly competitive and more hit products-oriented, with the size of the market fluctuating depending on the number of hit products produced and distributed in a given year. The toy industry in Japan faces problems, including a declining birthrate, children growing out of toys at younger ages due to earlier maturity, a decrease in disposable income due to the sluggish economy and an increase in spending on other entertainment. The toy industry is holding firm, however, without any sharp decline in sales, due to an increase in expenditures per child and an increase in demand for toys targeting adults in line with the aging of society. The amusement arcade industry has suffered a decline in consumer spending caused by the global recession, and thus, the slowdown of the amusement arcade industry continues to be severe. To respond to such situation, there has been increasing expectation for the emergence of “hit” products that will stimulate the market. Also, with the popularization of smart phones and the advancement of digital technology such as cloud technology, the contents market for the mobile devices and PCs has been expanding as a new entertainment business.

The Japanese health industry in which our Health & Fitness segment operates is also feeling the impact of the recession. The fitness club industry where we boast a large market share has accelerated the price decline of membership fees and various services due to a decrease in number of fitness club members triggered by a decline in consumer spending. At the same time, due to the enforcement of health-related laws and regulations, there has been a growing interest in nursing care prevention as Japan’s population grows older. Measures to tackle lifestyle-related diseases have been taken at the national level and steps to maintain good health are underway. We believe the demand for health-related services among middle-aged and senior consumers will increase. In addition, in September 2013, Tokyo was chosen to host the 2020 Olympic Games. Because of this, not only has the public become even more aware of the importance of health and sports, but also, under the Industrial Competitiveness Enhancement Act, which was enacted in December, the goal of “developing an industry to extend healthy life expectancy” was positioned as the nation’s growth strategy and the “Next-generation Health Care Industry Council” has been established to effectuate this goal. The public and private sectors have taken measures to ensure the quality of and develop the infrastructure for private services. Accordingly, we believe that the social environment surrounding us has reached a turning point and that the further growth can be anticipated.

Our main business strategies for each segment are as follows:

•	Digital Entertainment Segment

As for our mobile games, we plan to continue providing “intangible” services, adding value in new ways as made possible by the Internet, by producing and distributing contents for mobile sites and for application stores. In addition, we will develop our services to make them compatible with various other devices such as smart phones and tablet PCs in addition to providing our services on new platforms through development overseas.

As for our video game software, since we anticipate a booming market led by the release of a new model console game machine, we aim for further growth by producing and selling well-selected titles for such machines. In addition, although we have concerns about the effect on the sales of video game software caused by the rapid growth of contents for mobile sites and for application stores, since there still has been a strong demand for high quality games which can be played only on video game machines, particularly overseas, we plan to actively develop our business in global markets, with a focus on Europe and the U.S., and will increase the success rates for our titles through title selection and concentration.

As for our amusement arcade games, we plan to further enhance our “e-AMUSEMENT” service, which links amusement arcades on line throughout Japan, by strengthening existing contents and introducing new titles. Furthermore, in addition to our sales in the matured domestic market, we attempt to expand our sales overseas, focusing on Asia.

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

Hit Products and Services

Most of our revenues come from sales of hit products and services, which are dependent on our ability to anticipate and sell successfully the kinds of products and services that are popular with consumers. A single hit product or service can generate very substantial revenues, which can continue over an extended period through the release of sequel products and through expansion and extension of the concept or characters to other businesses from a popular game.

Previously, our strategy was to develop a large number of titles for various platforms, in order to limit fluctuations in sales. However, due to recent changes in the business environment, such as the spread of mobile games, and our expansion into overseas markets, we have decided to adopt a new strategy of increasing revenues for each title through streamlining and enhancing the versatility of our content. Accordingly, we are cutting the number of titles through a process of “Selection and Concentration”, which we expect will provide a more consistent stream of revenues from each hit title. We have also decreased the volatility of our net revenues by entering the fitness club business, which provides a more stable revenue base.

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

Foreign Currency Fluctuations

An increasing portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars and Euro, as we increase our sales overseas. Our business is thus becoming sensitive to fluctuations in foreign currency exchange rates, especially the yen-U.S. dollar and yen-Euro exchange rates. Our consolidated financial statements are increasingly becoming subject to both translation risk and transaction risk. Translation risk arises from the fact that our foreign subsidiaries have different functional currencies than we do. Changes in the value of the Japanese yen relative to the functional currencies of these subsidiaries create translation gains or losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated statements of changes in equity in accumulated other comprehensive income (loss) until we dispose of, liquidate or take an impairment charge with respect to, the relevant subsidiaries.

Transaction risk arises when the currency structure of our costs and liabilities deviates from the currency structure of our sales proceeds and assets. A substantial portion of our overseas sales are denominated in U.S. dollars and Euros. Our sales denominated in U.S. dollars and Euro are, to a significant extent, offset by U.S. dollar and Euro-denominated costs. Transaction risk remains for products sold in foreign currency to the extent that we must purchase parts for our products from Japan, the costs for which are denominated in yen.

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

Digital Entertainment Segment

Net Revenues.    In our Digital Entertainment segment, in addition to the production, operation and distribution of contents for mobile sites and for application stores, we are engaged in the production and distribution of video game software for home and handheld game platforms and personal computers, the production and sales of card games and boys’ toy products, the development, manufacturing and maintenance of video arcade games and token-operated games for amusement arcades as well as the production and sale of books and music of our products. In fiscal 2014, net revenues from the Digital Entertainment segment were ¥104,335 million, accounting for 47.9% of consolidated net revenues before elimination of intersegment revenue.

Our online services are affected by market acceptance of network-based interactive games, the number of mobile phones, smartphones and Internet users, network system stability, which is the backbone of our services, and general economic trends. We make every effort to strengthen stability of our network-based services through such measures as server maintenance and improved stress tests.

In addition, the mobile games we produce have been rapidly growing because our games can be played free of charge, a feature that has obtained support from players. If this type of game is deemed to be harmful to players’ interests in light of commonly accepted social norms, legal regulations may be imposed by the government, which could potentially impact the growth of mobile games. In cooperation with the mobile games platform operators, we will endeavor to improve the health and soundness of the mobile game operation by taking appropriate measures as needed.

Our video game software is sold mainly in the format of DVD-ROMs, Blue-ray Discs or proprietary discs for home video game platforms such as Sony PlayStation 2, PlayStation 3, PlayStation 4, Nintendo Wii, Microsoft Xbox 360 and Xbox One and ROM-cartridges and other media for handheld video game platforms such as Nintendo DS, Nintendo 3DS, Sony PlayStation Portable and Sony PlayStation Vita.

Our sales of video game software are strongly influenced by our ability to develop or acquire popular game contents. See “—Factors Affecting Combined Results of Operations—Hit Products, Intellectual Property Licensing”. For instance, sales of video game software are significantly affected by sales volumes of video game systems. The potential market for a software product designed for a particular video game system is determined by the total number of such video game systems purchased by consumers, a number which is sometimes referred to as the “installed base” of such video game systems. When new hardware systems are introduced, we may experience a temporary decline in net sales attributable to video game software until we are able to produce one or more hit products that utilize the increased capabilities of the new hardware.

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

Our cost of services rendered for contents for mobile sites, mobile phones, mobile devices and personal computers game content consists of expenses incurred in the development of content, maintenance expenses for servers in our online services and service charge collection fees. We capitalize development and production costs and then amortize such costs as cost of services rendered for a period of one to three years or based on the expected length of services.

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

Health & Fitness Segment

Net Revenues.    We are one of the largest fitness club operators in Japan. We also design, manufacture and sell fitness and health related products. As of March 31, 2014, we operated 200 fitness clubs and provided outsourced services at 185 clubs. In addition, in June 2008, Sportsplex Japan Co., Ltd. was merged into Konami Sports & Life Co., Ltd., and we aim to enhance convenience for our members through the integration of our brands. Our Health & Fitness segment had ¥76,511 million in net revenues or 35.2% of our total net revenue, before elimination of intersegment revenues, in fiscal 2014.

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

Gaming & Systems Segment

Net Revenues.    In fiscal 2014, net revenues from the Gaming & Systems segment, before elimination of intersegment revenues, were ¥31,600 million, accounting for 14.5% of consolidated net revenues. The main revenue source for the Gaming & Systems segment is the sales of video and mechanical slot machines, casino management systems, software contents and revenue share with the casino operators in North America and Australia. Our sales of gaming machines are conducted overseas, primarily in North America and in Australia. Revenues for the Gaming & Systems segment are affected by the timing of the introduction of products, timing of regulatory approvals in various markets, the ability to penetrate into foreign gaming markets, the number of gaming players, gaming regulations in relevant markets, our competitiveness in these markets, the average product life cycles, general economic trends and currency exchange rates.

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

Pachinko & Pachinko Slot Machines Segment

Net Revenues.    In fiscal 2014, net revenues from the Pachinko & Pachinko Slot Machines segment, before elimination of intersegment revenues, were ¥5,788 million, accounting for 2.7% of consolidated net revenues. Our revenues from pachinko machines and pachinko slot machines may be affected if our pachinko slot machines do not pass the testing of the Security Association due to circumstances beyond our control and if our pachinko machines are not able to be sold as scheduled due to the tightening of regulations on the pachinko business and establishment of a period of voluntary ban on replacement by the National Police Agency or the bankruptcy of our suppliers.

Expenses.    Expenses from the Pachinko & Pachinko Slot Machines segment consist largely of initial cost of parts and materials, manufacturing costs and research and development.

Results of Operations

The table below shows our consolidated statements of income for the periods indicated:

	Millions of Yen
	2012	2013	2014
NET REVENUES:
Product sales revenue	¥140,159	¥103,928	¥97,649
Service and other revenue	125,599	122,067	119,946

Total net revenues	265,758	225,995	217,595

COSTS AND EXPENSES:
Costs of products sold	89,924	64,152	61,352
Costs of services rendered and others	84,491	88,661	90,927
Selling, general and administrative	50,051	51,307	52,369
Earthquake related impairment charges and expenses	342	—	—
Impairment charges for goodwill	—	—	2,031
Impairment charges for property and equipment, and other intangible assets	—	—	3,220

Total costs and expenses	224,808	204,120	209,899

Operating income	40,950	21,875	7,696

OTHER INCOME (EXPENSES):
Interest income	215	182	233
Interest expense	(1,427)	(1,300)	(1,187)
Foreign currency exchange gain, net	331	1,285	2,560
Other, net	(43)	(127)	(74)

Other income (expenses), net	(924)	40	1,532

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	40,026	21,915	9,228

INCOME TAXES:
Current	14,117	9,099	4,695
Deferred	2,824	(626)	636

Total	16,941	8,473	5,331
EQUITY IN NET INCOME OF AFFILIATED COMPANY	52	44	22
NET INCOME	23,137	13,486	3,919
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	125	312	85

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥23,012	¥13,174	¥3,834

Comparison of Fiscal 2014 with Fiscal 2013

Net Revenues

Net revenues decreased by ¥8,440 million, or 3.7%, to ¥217,595 million for fiscal 2014 from ¥225,995 million for fiscal 2013. Further, in fiscal 2014, product sales revenues decreased by ¥6,279 million, or 6.0%, while service and other revenues only decreased by ¥2,121 million, or 1.7%, thereby resulting in the higher percentage of service and other revenues to net revenues. The decrease was due mainly to a decline in product sales revenue of home video game software in our Digital Entertainment segment, as well as the higher percentage of service and other revenues relating to amusement machines to businesses. Please refer to “Segment Information” for the details.

Cost of Revenues

Cost of revenues decreased by ¥534 million, or 0.3%, to ¥152,279 million for fiscal 2014, compared to ¥152,813 million for fiscal 2013. Further, the percentage of cost of revenues to net revenues increased from 67.6% to 70.0%. This was due mainly to an increase in the percentage of cost of revenues to service and other revenues from 72.6% to 75.8%, resulting from an increase in the cost of revenues ratio for mobile games in the Digital Entertainment segment. Please refer to “Segment Information” for the details.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥1,062 million, or 2.1%, to ¥52,369 million for fiscal 2014 from ¥51,307 million for fiscal 2013. This increase was due mainly to an increase in personnel costs, while advertising expenses decreased compared to the previous fiscal year when London Olympic Games were held.

Impairment charges for goodwill, property and equipment, and other intangible assets

In our Health & Fitness segment, in addition to the recognition of impairment charges for goodwill of ¥2,031 million, we recognized ¥3,220 million of impairment charges for property and equipment, and other identifiable intangible assets. These impairment charges were recognized because we became unable to achieve the initial growth prospects of our business in our Health & Fitness segment because of the worsening operating results of our facilities attributable to a decline in sales and the number of members and the fact that the future business prospects of certain of our facilities were revised due to changes in the business environment.

Operating Income

As a result of the foregoing, our operating income decreased by ¥14,179 million, or 64.8% to ¥7,696 million for fiscal 2014 from ¥21,875 million for fiscal 2013. Further, as a percentage of net revenues, operating income decreased by 6.2% to 3.5% in fiscal 2014 from 9.7% in fiscal 2013. This decrease was due mainly to a decline in the operating income ratio from 18.3% in fiscal 2013 to 11.3% in our Digital Entertainment segment, resulting from an increase in the cost to net revenues ratio in mobile games, and an operating loss of ¥4,024 million in our Health & Fitness segment due to the recognition of impairment charges for goodwill, property and equipment, and other intangible assets for fiscal 2014. Please refer to “Segment Information” for the details.

Other Income (Expenses), net

Other income (expenses), net, increased to ¥1,532 million for fiscal 2014, by ¥1,492 million, from ¥40 million for fiscal 2013. This was due to an increase in foreign currency exchange gains of ¥1,275 million in fiscal 2014 from fiscal 2013, which resulted from the trend of a weakening of the yen during fiscal 2014.

Income before Income Taxes and Equity in net income of affiliated company

As a result of the foregoing, our income before income taxes and equity in net income of affiliated company decreased by ¥12,687 million, or 57.9%, to ¥9,228 million for fiscal 2014 from ¥21,915 million for fiscal 2013.

Income Taxes

Income tax expenses decreased to ¥5,331 million for fiscal 2014, by ¥3,142 million, from ¥8,473 million for fiscal 2013. This was due to a decrease of taxable income amount caused by a decrease in income for fiscal 2014. Meanwhile, the effective tax rate increased to 57.8% for fiscal 2014 from 38.7% for fiscal 2013, due primarily to a change in the statutory income tax rate by a change in tax rates in Japan and the effect of the recognition of an impairment charge for goodwill, which is not tax deductible.

Equity in Net Income of Affiliated Company

Equity in net income decreased to ¥22 million for fiscal 2014, by ¥22 million, from ¥44 million for fiscal 2013. This was due to a decline in earnings of Resort Solution Co., Ltd., the sole equity method investee.

Net Income (Loss) Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest decreased to ¥85 million for fiscal 2014, by ¥227 million, from ¥312 million in fiscal 2013. This was due to a decrease in income from Internet Revolution, Inc., one of our subsidiaries in Digital Entertainment segment.

Net Income Attributable to KONAMI CORPORATION

As a result of the foregoing, net income attributable to KONAMI’s shareholders decreased by ¥9,340 million, or 70.9%, to ¥3,834 million for fiscal 2014 from ¥13,174 million in fiscal 2013.

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

Cost of Revenues

Cost of revenues decreased by ¥21,602 million, or 12.4%, to ¥152,813 million for fiscal 2013, compared to ¥174,415 million for fiscal 2012. This decrease was due mainly to a decrease in cost of revenues on products in the Digital Entertainment segment and Pachinko & Pachinko Slot Machines segment. Further, the percentage of cost of revenues to net revenues increased from 65.7% to 67.6%. This was due mainly to an increase in the percentage of cost of revenues to service and other revenues from 67.3% to 72.6%, resulting from an increase in the cost to net revenues ratio for mobile games in the Digital Entertainment segment. Please refer to “Segment Information” for the details.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by ¥1,256 million, or 2.5%, to ¥51,307 million for fiscal 2013 from ¥50,051 million for fiscal 2012. This increase was due mainly to an increase in advertising expenses associated with holding events and running TV commercials to support the opening of the London Olympic Games.

Operating Income

As a result of the foregoing, our operating income decreased by ¥19,075 million, or 46.6% to ¥21,875 million for fiscal 2013 from ¥40,950 million for fiscal 2012. Further, as a percentage of net revenues, operating income decreased by 5.7% to 9.7% in fiscal 2013 from 15.4% in fiscal 2012. This decrease was due mainly to a decline in the operating income ratio from 23.6% in fiscal 2012 to 18.3% in the Digital Entertainment segment, resulting from an increase in the cost to net revenues ratio in mobile games, and to the recognition of operating loss amounting to ¥1,166 million in the Pachinko & Pachinko Slot Machines segment for fiscal 2013. Please refer to “Segment Information” for the details.

Other Income (Expenses), net

Other income (expenses), net, increased to other income of ¥40 million for fiscal 2013, by ¥964 million, from other expenses of ¥924 million for fiscal 2012. This was due to an increase in foreign currency exchange gains of ¥954 million in fiscal 2013 from fiscal 2012, which resulted from a substantial weakening of the yen during the latter portion of fiscal 2013.

Income before Income Taxes and Equity in net income of affiliated company

As a result of the foregoing, our income before income taxes and equity in net income of affiliated company decreased by ¥18,111 million, or 45.2%, to ¥21,915 million for fiscal 2013 from ¥40,026 million for fiscal 2012.

Income Taxes

Income tax expenses decreased to ¥8,473 million for fiscal 2013, by ¥8,468 million, from ¥16,941 million for fiscal 2012. The effective tax rate decreased to 38.7% for fiscal 2013 from 42.3% for fiscal 2012, due primarily to a change in statutory income tax rate by a change in tax rates in Japan and reversal of valuation allowance, offset by adjustments to unrecognized tax benefits.

Equity in Net Income of Affiliated Company

Equity in net income decreased to ¥44 million for fiscal 2013, by ¥8 million, from ¥52 million for fiscal 2012. As there was no significant change in earnings of Resort Solution Co., Ltd., the sole equity method investee, income attributable to equity method affiliates in fiscal 2013 was at generally the same level as that in fiscal 2012.

Net Income (Loss) Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest increased to ¥312 million for fiscal 2013, by ¥187 million, from ¥125 million in fiscal 2012. This was due to an increase in income from Internet Revolution, Inc., one of our subsidiaries in Digital Entertainment segment.

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

The following tables present net revenues, including both customers and intersegment revenues and segment profit (loss) for fiscal 2012, 2013 and 2014, by segment, which are the primary measures used by our chief operating decision makers to measure our operating results and to measure segment profitability and performance. The year-to-year comparisons following the tables discuss comparisons of net revenues, before elimination of intersegment revenues, operating expenses and segment profit (loss) for each year.

	Millions of yen
	2012	2013	2014
Net revenues:
Digital Entertainment—
External customers	¥139,710	¥115,750	¥103,733
Intersegment	690	616	602

Total	¥140,400	¥116,366	¥104,335
Health & Fitness—
External customers	¥82,429	¥79,866	¥76,482
Intersegment	126	30	29

Total	¥82,555	79,896	¥76,511
Gaming & Systems—
External customers	¥25,212	¥24,984	¥31,600
Intersegment	—	—	—

Total	¥25,212	¥24,984	¥31,600
Pachinko & Pachinko Slot Machines—
External customers	¥18,407	¥5,395	¥5,780
Intersegment	23	3	8

Total	¥18,430	¥5,398	¥5,788
Intersegment eliminations	(839)	(649)	(639)

Consolidated	¥265,758	¥225,995	¥217,595

Segment profit (loss):
Digital Entertainment	¥33,021	¥21,163	¥11,738
Health &Fitness	2,829	3,014	(4,024)
Gaming & Systems	6,656	5,606	7,321
Pachinko & Pachinko Slot Machines	4,179	(1,166)	(1,911)

Total segment profit and loss, net	¥46,685	¥28,617	¥13,124

Comparison of Fiscal 2014 with Fiscal 2013

Digital Entertainment segment

Net revenues from external customers of our Digital Entertainment segment decreased by ¥12,017 million, or 10.4%, from ¥115,750 million in fiscal 2013 to ¥103,733 million in fiscal 2014, accounting for 47.7% of the total net revenues.

Our revenues from mobile games decreased compared to the previous fiscal year partially due to a decline in browser games and delays in the development of native applications, while the functionality of mobile devices and communications infrastructure have continued to develop due to the rapid adoption of smart phones and tablet devices. Such decline in browser games and delays in the development of native applications resulted in a decrease in the number of paying users(1) for our leading titles, which provide the substantial majority of our

(1)	The number of paying users means the sum of the number of daily unique paying users for each day within the particular fiscal year.

revenues, to approximately 18 million users, or a decrease of approximately 26% compared to the previous fiscal year. As a result, our revenues from mobile games decreased by ¥3,023 million, from ¥32,270 million in fiscal 2013, to ¥29,247 million in fiscal 2014.

In connection with our revenues from computer and video games, while we launched METAL GEAR SOLID V: GROUND ZEROES, the latest game in the METAL GEAR SOLID series, due to a decrease in the overall number of the games we released, our revenues from computer and video games decreased by ¥6,018 million from ¥37,036 million in fiscal 2013 to ¥31,018 million in fiscal 2014.

In connection with our revenues from amusement machines to businesses, although we continued to achieve an increase in revenues led by the stable operation of titles which incorporate the “e-AMUSEMENT Participation” system (a method to share playing fees of users with operators), including MAH-JONG FIGHT CLUB and music titles, our product sales revenue decreased. Our revenues from amusement machines to businesses decreased by ¥3,144 million from ¥24,572 million in fiscal 2013 to ¥21,428 million in fiscal 2014.

Our revenues from sales of card games decreased due primarily to sluggish sales in Japan, while the sales of the Yu-Gi-Oh! TRADING CARD GAME series in Europe significantly increased. Our revenues from card games decreased by ¥376 million from ¥21,722 million in fiscal 2013 to ¥21,346 million in fiscal 2014.

Operating expenses decreased by ¥2,606 million, or 2.7%, to ¥92,597 million in fiscal 2014 from ¥95,203 million in fiscal 2013. Although there was a decrease in cost of products sold decreased by ¥5,579 million accompanying a decrease in product sales, cost to net revenues ratio increased to 61.2% in fiscal 2014 from 56.1% in fiscal 2013. This is primarily due to an increase by ¥4,078 million in costs of services rendered and others resulting from increases, for mobile games, in the platform commission fees because of development for native application settings and in the royalties accompanying sales-increase in the titles which were licensed from outside.

As a result, segment profit decreased by ¥9,425 million, or 44.5% to ¥11,738 million in fiscal 2014 from ¥21,163 million in fiscal 2013.

Health & Fitness segment

Net revenues from external customers of our Health & Fitness segment decreased by ¥3,384 million, or 4.2%, from ¥79,866 million in fiscal 2013 to ¥76,482 million in fiscal 2014. We introduced a new fee plan in which users can choose a number of facilities’ usage per week as well as a new facility usage system in which users can easily use multiple facilities. In addition, we commenced the provision of personalized programs called Partner Stretch and Core Training as well as low-intensity studio program focusing on the prevention of locomotive syndrome.

Operating expenses increased by ¥3,653 million, or 4.8%, to ¥80,535 million in fiscal 2014 from ¥76,882 million in fiscal 2013. Cost of revenues decreased by ¥2,834 million to ¥71,111 million in fiscal 2014 from ¥73,945 million in fiscal 2013 resulting from our efforts to reduce operating expenses for the facilities including personnel costs and rent expense. Cost to net revenues ratio slightly increased to 92.9% in fiscal 2014 from 92.6% in fiscal 2013. In addition, the segment recognized impairment charges for goodwill, property and equipment, and other intangible assets totaling ¥5,251 million.

As a result, our segment profit decreased by ¥7,038 million, to a segment loss of ¥4,024 million in fiscal 2014 from a segment profit of ¥3,014 million in fiscal 2013.

Gaming & Systems segment

Net revenues from external customers of our casino business increased by ¥6,616 million, or 26.5%, from ¥24,984 million in fiscal 2013 to ¥31,600 million in fiscal 2014. Podium, the video slot machine, and the

Advantage series of five-reel mechanical slot machines received positive receptions, and SYNKROS, the casino management system with the enhanced function, received a high reputation from casino operators.

Operating expenses increased by ¥4,901 million, or 25.3%, to ¥24,279 million in fiscal 2014 from ¥19,378 million in fiscal 2013. Cost of revenues increased by ¥2,329 million accompanying an increase in sales, and cost to net revenues ratio of 35.2% in fiscal 2014 was at generally the same level as compared to cost to net revenues ratio of 35.1% in fiscal 2013 because its business continued to be stable. Other operating expenses increased by ¥2,572 million primarily due to increases in sales commission and personnel costs which were accompanying an increase in sales.

As a result, segment profit increased by ¥1,715 million, or 30.6%, to ¥7,321 million in fiscal 2014 from ¥5,606 million in fiscal 2013.

Pachinko & Pachinko Slot Machines segment

Net revenues from external customers of our Pachinko & Pachinko Slot Machines segment increased by ¥385 million, or 7.1%, from ¥5,395 million in fiscal 2013 to ¥5,780 million in fiscal 2014. In regards to new pachinko slot machines, we released MAGICAL HALLOWEEN 4, the latest title of the MAGICAL HALLOWEEN series, which has won strong support from the market, and GEKITO!SAIYUKI, which is equipped with customized moving game parts for the first time.

Operating expenses increased by ¥1,135 million, or 17.3% to ¥7,699 million in fiscal 2014 from ¥6,564 million in fiscal 2013. This was primarily due to an increase by ¥1,235 million in cost of revenues accompanying an increase in sales as well as an increase in cost to net revenues ratio to 91.9% in fiscal 2014 from 75.7% in fiscal 2013 primarily due to an increase in the production costs of contents resulting from spending a relatively long production time and labor to achieve the high specification.

As a result, segment loss increased by ¥745 million, to ¥1,911 million in fiscal 2014 from ¥1,166 million in fiscal 2013.

Comparison of Fiscal 2013 with Fiscal 2012

Digital Entertainment segment

Net revenues from external customers of our Digital Entertainment segment decreased by ¥23,960 million, or 17.1%, from ¥139,710 million in fiscal 2012 to ¥115,750 million in fiscal 2013, accounting for 51.2% of the total net revenues.

Our revenues from mobile games, decreased partially as result of the fact that, as the market for mobile games expanded and became more competitive, the number of paying users(1) during the fiscal year for our leading titles that provide the substantial majority of our revenues for mobile games, decreased to approximately 25 million users, or by approximately 15% compared to the previous fiscal year. As a result, our revenues from mobile games decreased by ¥4,386 million, from ¥36,656 million in fiscal 2012, to ¥32,270 million in fiscal 2013.

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

Despite the continued increase in sales of MONSTER RETSUDEN ORECA BATTLE, the card game machines for children, revenues from amusement machines decreased overall as a result of our decision to focus on expanding titles such as the BEMANI series that incorporate the e-AMUSEMENT Participation system (a method to share playing fees of users with operators), a decision that was made in order to build a business model by which stable revenues can be maintained. Our revenues from amusement machines decreased by ¥738 million from ¥25,310 million in fiscal 2012 to ¥24,572 million in fiscal 2013.

Our revenues from sales of card games decreased by ¥4,457 million from ¥26,179 million in fiscal 2012 to ¥21,722 million in fiscal 2013. This decrease was due primarily to a decrease in repeat sales of the Yu-Gi-Oh! TRADING CARD GAME series in Japan.

Operating expenses decreased by ¥12,176 million, or 11.3%, to ¥95,203 million in fiscal 2013 from ¥107,379 million in fiscal 2012. While there was a decrease in costs of products sold by ¥19,050 million resulting from a decrease in product sales revenue, costs of services rendered and others for mobile games increased by ¥5,500 million primarily due to increases in development and operating costs, the result of an increase in the number of titles distributed and improvements to our contents. Consequently, cost to net revenues ratio was 56.1% in fiscal 2013 as compared to cost to net revenues ratio of 56.2% in fiscal 2012.

As a result, segment profit decreased by ¥11,858 million, or 35.9% to ¥21,163 million in fiscal 2013 from ¥33,021 million in fiscal 2012.

Health & Fitness segment

Net revenues from external customers of our Health & Fitness segment decreased by ¥2,563 million, or 3.1%, from ¥82,429 million in fiscal 2012 to ¥79,866 million in fiscal 2013. Amid the growing need for preventative care in an increasingly aging society and with a view to develop services primarily for elderly people in good health, we provide a wide range of health-themed services with the new aim of establishing ourselves as a “Total Health Partner.” We established the new brand OyZ, which primarily targets clients over 60 years of age, the new counseling system My Fit Planner and the new program Grid Series in Les Mills.

Operating expenses decreased by ¥2,844 million, or 3.6%, to ¥76,882 million in fiscal 2013 from ¥79,726 million in fiscal 2012. Cost of revenues decreased by ¥1,428 million to ¥73,945 million in fiscal 2013 from ¥75,373 million in fiscal 2012 due to our efforts to reduce operating expenses for the facilities, including a decrease in personnel costs. Cost to net revenues ratio increased to 92.5% in fiscal 2013 from 91.3% in fiscal 2012 primarily because the degree of a decrease in sales was larger than that in cost of revenues as the cost was mostly composed of fixed costs, such as personnel costs and rent costs. Other operating expenses decreased by ¥1,416 million because there were earthquake related expense of ¥342 million and loss from special termination benefit and settlement loss from defined benefit plan of ¥821 million in fiscal 2012, but there were no such expenses in fiscal 2013.

As a result, our segment profit increased by ¥185 million, or 6.5% to ¥3,014 million in fiscal 2013 from ¥2,829 million in fiscal 2012.

Gaming & Systems segment

Net revenues from external customers of our Gaming & Systems segment decreased by ¥228 million, or 0.9%, from ¥25,212 million in fiscal 2012 to ¥24,984 million in fiscal 2013. This was due primarily to the strong sales performance of Podium, the video slot machine and the Advantage series of five-reel mechanical slot machines, mainly in the U.S. market.

Operating expenses increased by ¥822 million, or 4.4%, to ¥19,378 million in fiscal 2013 from ¥18,556 million in fiscal 2012. Selling, general and administrative expense to net revenues ratio increased to

42.4% in fiscal 2013 from 37.3% in fiscal 2012 primarily due to an increase by ¥1,189 million in selling, general and administrative expenses including increases in fees to obtain permits for new products or in new markets. Cost of revenues decreased by ¥367 million accompanying a decrease in sales, and cost to net revenues ratio slightly decreased to 35.2% in fiscal 2013 from 36.3% in fiscal 2012.

As a result, segment profit decreased by ¥1,050 million, or 15.8%, to ¥5,606 million in fiscal 2013 from ¥6,656 million in fiscal 2012.

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

Operating expenses decreased by ¥7,687 million, or 53.9% to ¥6,564 million in fiscal 2013 from ¥14,251 million in fiscal 2012. While cost of revenues decreased by ¥6,256 million accompanying a decrease in sales, cost to net revenues ratio increased to 75.7% in fiscal 2013 from 56.1% in fiscal 2012 primarily due to an increase in production costs of contents resulting from spending a relatively long production time and labor to achieve the high specification. Other operating expenses decreased by ¥1,431 million primarily due to a decrease in sales commission accompanying a decrease in sales.

As a result, segment profit decreased by ¥5,345 million, to a segment loss of ¥1,166 million in fiscal 2013 from a segment profit of ¥4,179 million in fiscal 2012.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires our management to make assumptions and estimates about expected future cash flows and other matters that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 of the notes to our consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. We consider that some of our significant accounting policies are critical to our reported results because they require our management to make complex judgments in making assumptions and estimates about the effects of matters that are inherently uncertain and therefore subject to change. Changes in such assumptions and estimates could have a material effect on the amounts reported in our financial statements. We believe that among our significant accounting policies, the following policies may involve complexity and a higher degree of judgment.

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

In determining the estimated fair value for intangible assets, we typically utilize the income approach, which employs discounting of the projected future net cash flow using an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Specifically, the estimated fair value of intangible assets related to trademarks and patents is determined using the relief from royalty method under the income approach, which involves the estimation of an amount of hypothetical royalty savings enjoyed by the company that owns the intangible asset because that company is relieved from having to license that intangible asset from another owner. The estimated royalty savings are calculated based on market comparable royalty rates, which are discounted to the present value at an appropriate discount rate. For the estimated fair value of intangible assets related to membership, we employed the excess earnings method under the income approach, which is a common valuation method used when the revenue stream of a particular asset cannot easily be separated from another asset. The excess earnings after deducting certain contributory asset charges are discounted to the present value at an appropriate discount rate. Discount rates were estimated based on the weighted average cost of capital and the weighted average return on assets analysis. Some of the more significant estimates and assumptions inherent in the income approach or other methods include the projected future cash flows (including timing) and the discount rate reflecting the risks inherent in the future cash flows.

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

We perform an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred. The assessment of goodwill for impairment permits us to make a qualitative assessment before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is more than its carrying amount, it shall be required to perform the two-step quantitative impairment test for that reporting unit. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. We have determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill.

To the extent a reporting unit’s carrying amount exceeds its fair value; the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recognized.

For the purpose of evaluating the recoverability of the carrying value of goodwill, we engage an independent appraiser to assist our management in its determination of the fair values of its reporting units. In its computation of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price, market capitalization and asset and liability structure of the reporting units. Significant assumptions used in this analysis include: (i) expected future revenue growth rates, profit margins and working capital levels of the reporting units; (ii) a discount rate; and (iii) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on our expectation of future results.

Intangible assets determined to have an indefinite useful life are also tested for impairment annually or more frequently if there is an indication of potential impairment. We also reassess indefinite useful life determinations periodically for each asset. The assessment of goodwill for intangible assets with infinite useful lives permits us to make a qualitative assessment before evaluating fair value. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is more than its carrying amount, it shall be required to perform a quantitative assessment. In evaluating the recoverability of other intangible assets which are allocated to the reporting units, we primarily utilize a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis.

As for the carrying value of goodwill and other intangible assets, there was no impairment for any of our reporting units during the fiscal years ended March 31, 2012 and 2013. The fair values of the reporting units that had significant amounts of goodwill were significantly in excess of their respective carrying values. During the fiscal year ended March 31, 2014, KONAMI recognized impairment charges of ¥2,031 million for goodwill, all of which was allocated to a reporting unit, the Health & Fitness segment. The fair value of the goodwill was determined by utilizing a discounted cash flow analysis and a comparable company analysis. We also concluded the fair value of certain trademarks were lower than their carrying value, all of which was allocated to a reporting unit, the Health & Fitness segment. Consequently, the Health & Fitness segment recognized impairment charges of ¥2,573 million for property and equipment, and other intangible assets. The fair value of the trademarks was determined by utilizing a relief from royalty method. These impairment charges were recognized because we became unable to achieve the initial growth prospects of our business in our Health & Fitness segment because of the worsening operating results of our facilities attributable to a decline in sales and the number of members and the fact that the future business prospects of certain of our facilities were revised due to changes in the business environment. Considering these circumstances, we reconsidered the assumed average annual revenue growth rate, which was used for calculating the future net cash flows, and changed to 3.2% in fiscal 2014 from 5.0% in fiscal 2013. The discount rate was also changed to 5.4% in fiscal 2014 from 5.0% in fiscal 2013. Meanwhile, the number of years used for calculating the future net cash flows and the terminal value growth rate were unchanged from three years and 1.0%, respectively. The remaining carrying value of goodwill in the Health & Fitness segment was ¥4,537 million at March 31, 2014. The estimated fair value of the Digital Entertainment reporting unit, which has goodwill with a carrying value of ¥15,285 million, was significantly in excess of its respective carrying value at March 31, 2013 and 2014. The fair values of this reporting unit were determined primarily using an income approach and also consider certain market approaches. We also reassess annually estimated cash flows, assumed a terminal growth rate and other inputs for determinations. Estimated cash flows were forecasted for three years and assumed a terminal growth rate of 1%. The discount rate used was 5.5% and 6.4% at March 31, 2013 and 2014, respectively.

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

No impairment charges for long-lived assets were necessary for the fiscal year ended March 31, 2012 and 2013. During the fiscal year ended March 31, 2014, KONAMI recorded a pre-tax impairment charge of ¥647 million for property and equipment related to facilities, whose operating results were underperforming and future prospects were revised due to changes in the business environment.

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

Revenue Recognition

We derive revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, amusement machines and related equipment, gaming machines and related casino management systems, pachinko machines and pachinko slot machines; (ii) service revenue from game contents, which includes mobile games and e-AMUSEMENT Participation; and (iii) membership fee revenue from health and fitness club members.

For those sources that do not involve delivery of multiple software and other products and services, KONAMI recognizes revenue based on the basic criteria outlined below:

Persuasive Evidence of an Arrangement.

For product sales, it is KONAMI’s customary practice to have a written contract, which is signed by both the customer and KONAMI, or a purchase order or amendment to the written contract from those customers that have previously negotiated a standard purchase agreement.

For mobile games KONAMI enters into agreements with certain mobile game platform providers, pursuant to which KONAMI provides mobile games through the platform to players. The agreements provide for distribution, provision and allocation of revenue with regard to the mobile games. The amount of virtual goods purchased by the players within the games is electronically recorded by KONAMI’s server as well as by the servers of the mobile game platform providers. The mobile game platform providers collect cash from players based on the data and pay proceeds to KONAMI, net of the contractual fees attributable to their mobile game platform. KONAMI assesses whether it is the primary obligor responsible for users, whether it has the right to determine the price at the time of sales to users, and whether it has credit risk to determine whether or not it is acting as a principal or an agent in each arrangement. If KONAMI is a principal in an arrangement, the revenue is reported on a gross basis. If KONAMI is an agent in an arrangement, the revenue is reported on a net basis.

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

Revenue from mobile games is recognized when the service, related to the virtual goods within the game, have been rendered to the player. For purposes of determining when the service has been rendered to the player, we have determined that an implied obligation to the paying player exists for us to continue providing the purchased virtual goods within the mobile games over the period the player is expected to access the game or when the virtual goods are consumed. KONAMI categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s screen and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual goods, KONAMI recognizes revenue when the goods are consumed. Durable virtual goods represent virtual goods that are accessible to the player over an extended period of time. KONAMI recognizes revenue from the sale of durable virtual goods on a straight-line basis over the estimated average playing period. The average playing period of paying players for the applicable game is estimated to be from five months to eight months based on the analysis of historical online usage data. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

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

As for mobile games, prices of virtual goods offered to the players and the fees attributable to mobile game platform providers are fixed by the agreements.

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

We recognize revenues from package software with online functionality for certain platforms in Digital Entertainment Segment which is hosted on its internal servers as multiple deliverable arrangements. As VSOE of fair value for the online services could not be established, revenue from the package products has not been allocated among the package game products and online service for those titles, and the entire revenue from the sale of the package products has been recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months based on historical online usage data.

Further, we describe revenue and cost for package game products and online services and online services that VSOE of the fair value can and/or cannot be established as “product sales revenue” and “costs of products sold” collectively.

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

Establishing a valuation allowance requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. At March 31, 2013 and 2014, the aggregate valuation allowances provided against deferred tax assets were ¥9,487 million and ¥7,095 million, respectively. The net change in total valuation allowance for the fiscal years ended March 31, 2012, 2013 and 2014 were a decrease of ¥1,945 million, a decrease of ¥843 million and a decrease of ¥2,392 million, respectively.

During the fiscal year ended March 31, 2012, the valuation allowance for deferred tax assets was reduced by ¥241 million due to utilization of net operating loss carryforwards. Also, the valuation allowance was reduced by ¥452 million for the reduction in the carrying amount of deferred tax assets related to temporary differences not expected to be realized. The remainder of the decrease primarily related to the reduction in the carrying amount of deferred tax assets not expected to be realized for the impact of income tax rate changes in Japan, which had no impact on income tax expense.

During the fiscal year ended March 31, 2013, the valuation allowance was reduced by ¥314 million for a change in judgment primarily with respect to the need for valuation allowance at certain subsidiaries that were no longer in a cumulative loss position in recent years. Also, the valuation allowance for deferred tax assets was reduced by ¥185 million due to utilization of net operating loss carryforwards. The remainder of the decrease primarily related to the derecognition of deferred tax assets for tax loss carryforwards that expired unused, which had no impact on income tax expense.

During the fiscal year ended March 31, 2014, the valuation allowance was increased by ¥42 million for a change in judgment about the realization of certain deferred tax assets. Also, the valuation allowance for deferred tax assets was reduced by ¥229 million due to utilization of net operating loss carryforwards. The remainder of the decrease primarily related to the de-recognition of deferred tax assets for tax loss carryforwards that expired unused and for local tax portion that resulted from tax law change in Japan, which had no impact on income tax expense.

New Accounting Standard Not Yet Adopted

In May, 2014, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers”. This ASU 2014-09 will supersede the current revenue recognition requirements in Accounting Standard Codification (ASC) 605, “Revenue Recognition”, and requires an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods therein. Early application is not permitted. An entity should apply the amendments in this ASU 2014-09 using one of the two methods which are to either apply retrospectively to each prior reporting period presented, or to apply retrospectively with the cumulative effect of initially applying this ASU 2014-09 recognized at the date of initial application. We are currently reviewing which of the two methods to apply and the impact the adoption of the applicable method may have on our consolidated financial statements.

Capital Expenditures

Our capital expenditures for fiscal 2012 amounted to ¥10,690 million on an accrual basis, which primarily consisted of additions to Konami Sports Clubs’ facility equipment, tools for product development relating to the Gaming & Systems segment and expenditures related to our plant facilities. Our capital expenditures for fiscal 2013 amounted to ¥9,399 million on an accrual basis, which primarily related to the purchase of production equipment for the Digital Entertainment segment, Konami Sports Clubs’ facility equipment and tools for product development and manufacturing relating to the Gaming & Systems segment. Our capital expenditures for fiscal 2014 amounted to ¥26,006 million on an accrual basis, which primarily related to the purchase of production equipment for the Digital Entertainment segment and acquisition of a business site as the Corporate (company-wide) asset.

The following table shows reconciliation between capital expenditures disclosed in the cash flow statements to the amounts discussed here on an accrual basis for fiscal 2012, 2013 and 2014:

	Fiscal year ended March 31,
	2012	2013	2014
	(millions of yen)
Capital expenditure in the consolidated statement of cash flows	¥9,260	¥9,927	¥26,555
Effects of timing difference of payments and other	1,430	(528)	549

Capital expenditure (accrual basis)	¥10,690	¥9,399	¥26,006

B.    Liquidity and Capital Resources

Our principal needs for cash are: fees for manufacturing and royalty payments to video game hardware manufacturers who produce our game software; payments to content licensors; purchase of parts and raw materials; selling, general and administrative expenses such as research and development expenses; payments for the acquisition of companies targeted under our acquisitions strategy; employees’ salaries, wages and other payroll costs; lease payments for fitness club facilities; debt service requirements; expenditures to renovate and maintain our properties; payments of dividends to our shareholders; and taxes. Our principal needs for cash during fiscal 2014 included cash used for ordinary operations of our business. From time to time, we consider potential opportunities to expand our current business or enter new areas of business.

Generally, our sources of funds include available cash reserves, cash provided by our current and future operating activities, borrowings from banks and other financial institutions and issuance of debt securities. We believe that as of the end of fiscal 2014, cash and deposit balance, expected cash from operations, execution of commitment line contracts with main banks and future borrowings or issuance of debt capital will provide sufficient financial resources to meet our currently anticipated capital and other expenditure requirements. In addition, taking into account the above circumstances, we believe that the amount will be sufficient to meet our operating requirements for the next twelve months through the end of fiscal 2015. In our opinion, the working capital is sufficient for KONAMI’s present requirements. There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction.

Cash Flows

The following table sets forth certain information about our cash flows during fiscal 2012, 2013 and 2014:

	Fiscal year ended March 31,
	2012	2013	2014
	(millions of yen)
Net cash provided by operating activities	¥37,915	¥10,236	¥9,027
Net cash used in investing activities	(7,646)	(11,575)	(26,734)
Net cash used in financing activities	(13,254)	(12,377)	3,448

Effect of exchange rate changes on cash and cash equivalents	(105)	934	614

Net increase (decrease) in cash and cash equivalents	16,910	(12,782)	(13,645)
Cash and cash equivalents at beginning of year	59,541	76,451	63,669

Cash and cash equivalents at end of year	¥76,451	¥63,669	¥50,024

Comparison of Fiscal 2014 with Fiscal 2013

Cash provided by operating activities decreased by ¥1,209 million, or 11.8%, to ¥9,027 million in fiscal 2014 from ¥10,236 million in fiscal 2013. This decrease was due mainly to a decrease in cash collected from customers as a result of decreased sales in our Digital Entertainment segment and an increase in cash used for the production costs in both our Digital Entertainment segment and our Pachinko & Pachinko Slot Machines segment, which was partially offset by a decrease of ¥6,515 million in cash paid for income taxes compared to the previous financial year.

Net cash used in investing activities increased by ¥15,159 million, or 131.0% to ¥26,734 million in fiscal 2014 from ¥11,575 million in fiscal 2013. This increase mainly resulted from the capital expenditures of the capital investment.

Net cash provided by financing activities increased by ¥3,448 million to ¥15,825 million for fiscal 2014 from ¥12,377 million in fiscal 2013. This increase primarily resulted from the issue of new bonds.

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

Long and Short-term Debt

Our debt includes both long-term and short-term debt. Our debt requirements have not been seasonal. As of March 31, 2014, short-term debt was ¥6,458 million of unsecured bank loans. As of March 31, 2014, long-term debt consisted of ¥15,000 million of unsecured bonds described in the following paragraphs. For information regarding the aggregate annual maturities of our long-term debt outstanding at March 31, 2014, please see the Contractual Obligations table below under Item 5.F. We are able to borrow from financial institutions at local market-based interest rates, which in our case are market-based rates in Japan. The interest rates of our loans ranged from 0.45% to 0.66% during fiscal 2014.

During fiscal 2014, we issued series 9, 10 and 11 unsecured domestic bonds, due in fiscal 2018, fiscal 2019 and fiscal 2020, respectively. Each of the bonds was issued for ¥5,000 million for an aggregate total principal amount of ¥15,000 million. The interest rates of these bonds issued by us range from 0.46% to 0.66%.

In connection with our purchases of certain products for distribution in North America and Europe, some of our suppliers require us to provide irrevocable letter of credit prior to accepting our purchase orders. We are also from time to time required to provide irrevocable letters of credit in connection with other transactions. As of March 31, 2014, we had outstanding letter of credit of $18,000.

Derivative Transactions

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to pay or receive in foreign currencies. For a more detailed discussion of these instruments, you should read Item 17 in this annual report and Note 16 to our consolidated financial statements included in this annual report. We do not hold or issue derivatives for speculation purposes. Because the counterparties to those contracts are limited to major international financial institutions, we do not anticipate any material losses arising from credit risk. A fund administrator of each subsidiary of our group executes and controls those contracts. Each contract and its results are to be periodically reported to a representative director or an officer in charge of finance of each company.

We do not designate any derivative financial instruments as hedges and, as a result, they are recognized as either assets or liabilities at fair value and the corresponding gains and losses are recognized in earnings in the period of change.

C.    Research and Development, Patents and Licenses, etc.

Our research and development activities consist primarily of developing mobile games, computer and video game software, amusement arcade games, card games, gaming machines, pachinko machines, and pachinko slot machines. Research and development expenses are charged to earnings as incurred. On a consolidated basis, we spent ¥2,444 million, ¥2,412 million and ¥2,620 million on research and development for fiscal 2012, 2013 and 2014 respectively.

D.    Trend Information.

While our results of operations for fiscal 2015 remain subject to a number of uncertainties, we currently expect that our net revenues for fiscal 2015 will increase from the previous year. We also expect an increase in operating income in fiscal 2015 due to stable revenues generated by regular titles in each segment. Due to the lingering European sovereign-debt crisis, we may experience certain negative effects but we expect the adverse impact, if any, that would be incurred in fiscal 2015 to be immaterial. We base our expectations for fiscal year 2015 on the following assumptions:

•

Digital Entertainment segment:    Despite the intensely competitive environment in our mobile games, we expect an increase in sales from the introduction of the new several programs for smart phone devices in the future. In video game software, we expect an increase in sales of continuously stable sports-related titles, resulting in a slight increase in net revenues. As for our amusement arcade games, while we expect sales of products that adopted our e-AMUSEMENT Participation to increase, we expect overall sales to decrease to some degree due to the decrease in unit sales in connection with the overall reduction in the number of amusement facilities. In our card game business, we expect continuous and stable sales in North America and Europe and an increase in revenues in Japan led by the new TV animation series that we plan to start.

•

Health & Fitness segment:    In the Health & Fitness segment, we expect our business to remain at approximately the same level as the previous year, despite the fact that severe conditions are expected to continue for a while due to unfavorable economic conditions. With an increasingly aging society and the government taking measures to combat the occurrence of adult diseases in the background, there is increased health awareness in society as a whole and there is likely to be increased opportunities to promote healthy lifestyles to a wide variety of age groups, such as through fitness clubs or the development and sale of health related machines. We would like to use our status as the largest fitness operator in Japan, operating more than 400 fitness clubs, to expand our health improvement related services, through the enhancement of fitness programs, digitizing health management, and expansion of various products, both inside and outside our fitness facilities.

•

Gaming & Systems segment:    Amid the intensifying competition among the competitive manufacturers mainly in the North American market, we expect our revenue from the sales of gaming machines and casino management systems to remain at the same level as fiscal 2013.

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

F.    Tabular Disclosure of Contractual Obligations.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments that will affect our liquidity position for the next several years, as of March 31, 2014:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of yen)
Long-Term Debt, including contractual interest	¥15,000	—	—	¥10,000	¥5,000
Capital Lease Obligations	28,219	¥3,071	¥5,561	4,800	14,787
Operating Leases	78,224	10,006	19,297	14,052	34,869
Purchase Obligations	185	185	—	—	—
Pension Contributions	885	885	—	—	—
Asset Retirement Obligations	3,442	—	—	—	3,442

Total	¥125,955	¥14,147	¥24,858	¥28,852	¥58,098

Licenses.    We have several on-going contractual commitments involving minimum future royalties’ payments. Under these agreements, we commit to provide specified payments to the intellectual property holders, such as professional sports organizations, based upon contractual arrangements. Assuming all contractual provisions are met, the total future minimum contract commitment for contracts in place as of March 31, 2014 is ¥494 million, substantially all of which has been prepaid and recorded as prepaid royalties and license fees.

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

Directors and Corporate Auditors

The following table sets forth our directors including the corporate auditors and certain other information:

Name	Position	Date of Birth	Current Term Expires	Director or Corporate Auditor Since	Number of KONAMI CORPORATION shares owned as of March 31, 2014 (1)	Percentage of holding of KONAMI CORPORATION shares outstanding as of March 31, 2014
Directors:
Kagemasa Kozuki	Representative Director, Chairman	November 12, 1940	June 2015	March 1974	39,500,597 (0)	28.50%
Takuya Kozuki	Representative Director, President	May 19, 1971	June 2015	June 2009	19,576 (0)	*
Kimihiko Higashio	Director	September 24, 1959	June 2015	June 2005	26,913 (0)	*
Fumiaki Tanaka	Director	March 10, 1961	June 2015	June 2014	87,541 (0)	*
Satoshi Sakamoto	Director	August 22, 1948	June 2015	June 2014	0 (0)	*
Tomokazu Godai	Director	October 6, 1939	June 2015	May 1992	13,142 (0)	*
Akira Gemma	Director (External)	August 1, 1934	June 2015	June 2004	8,000 (0)	*
Kaori Yamaguchi	Director (External)	December 28, 1964	June 2015	June 2014	0 (0)	*
Corporate Auditors:
Shinichi Furukawa	Standing Corporate Auditor	February 18, 1960	June 2017	June 2013	24,857 (0)	*
Minoru Maruoka	Standing Corporate Auditor (External)	November 7, 1956	June 2017	June 2013	185 (0)	*
Nobuaki Usui	Corporate Auditor (External)	January 1, 1941	June 2015	June 2011	466 (0)	*
Setsuo Tanaka	Corporate Auditor (External)	April 29, 1943	June 2015	June 2011	466 (0)	*
Hisamitsu Arai	Corporate Auditor (External)	January 10, 1944	June 2015	June 2011	778 (0)	*

(1)	Includes shares beneficially owned through the Director Stock Purchase Association. Numbers in parenthesis indicate the numbers of shares issuable by the exercise of rights to purchase shares held by each person listed above—see Item 6.E. “Share Ownership”.

•

Includes shares beneficially owned through Kozuki Foundation (16,600,000 shares), Kozuki Holding (15,700,000 shares), Kozuki Capital Corporation (7,048,596 shares) and the Director Stock Purchase Association (81,145 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).

•

All of our directors are Japanese nationals and, except for Akira Gemma and Kaori Yamaguchi are engaged in our business on a full-time basis. The business address of our directors is 7-2, Akasaka 9-chome, Minato-ku, Tokyo 107-8323, Japan.

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

Kimihiko Higashio has served as our Director since 2005. He joined KONAMI CORPORATION in 1997.

Fumiaki Tanaka has served as our Director since 2014. He also served as our Director from 1996 to 2001, and as President and Representative Director of Konami Digital Entertainment Co., Ltd. since 2006 to 2014. He joined KONAMI CORPORATION in 1981.

Satoshi Sakamoto has served as our Director since 2014. He joined Konami Australia Pty Ltd. as Managing Director in 1996, and he has been serving as Chairman of Konami Gaming Inc. since 2002.

Tomokazu Godai has served as our Director since 1992 and has served as Representative Director, Chairman of KPE, Inc. since 2014.

Akira Gemma has served as our Director since 2004. He has also served as Adviser of Shiseido Co., Ltd. since 2013.

Kaori Yamaguchi has served as our Director since 2014. She has been also serving as Associate Professor at University of Tsukuba since 2011.

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

Our Articles of Incorporation provide for the appointment of not more than five corporate auditors, at least half of whom must not have been a director, corporate officer (shikko-yaku), manager or employee of the Company or any of our subsidiaries prior to the date on which such person assumes the office of corporate auditor. Corporate auditors are elected at a general meeting of shareholders from among those candidates nominated by our board of directors and, if any, by shareholders. The term of office of a corporate auditor provided for under the Corporate Law and our Articles of Incorporation is four years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by our directors, to examine our financial statements and business reports to be submitted by our board of directors to the general meetings of our shareholders and to report to the shareholders regarding any actions by our directors that are seriously unreasonable or which are in violation of laws, ordinances or our Articles of Incorporation, etc. They are required to attend meetings of our board of directors and to express their opinions, but they are not entitled to vote. Under the Corporate Law of Japan, the corporate auditors collectively constitute the board of corporate auditors. The board of corporate auditors has a statutory duty to prepare and submit an audit report to our board of directors each year. A Corporate Auditor may note his or her opinion in the audit report if different from the opinion expressed in the audit report. The board of corporate auditors is empowered to establish audit principles, the methods of examination by corporate auditors of our affairs and financial position and other matters concerning the performance of the corporate auditors’ duties.

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

B.    Compensation.

(1) Amount of Compensation to Our Directors and Corporate Auditors in Fiscal 2014

Category	Basic compensation (Millions of Yen)	Number of Directors or Corporate Officers
Directors (Excluding Outside Directors)	429	4
Corporate Auditors (Excluding Outside Auditors)	11	1
Outside Directors	76	8

Note:	There is not any payment of compensation other than basic compensation to directors or corporate auditors (such as bonuses, stock options and others).

(2) Directors and Corporate Auditors whose Total Compensation Amount was over ¥100 million in Fiscal 2014

Name	Category	Company	Basic compensation (Millions of Yen)
Kagemasa Kozuki	Directors	KONAMI CORPORATION	296

Note:	Mr. Kozuki did not receive any payment of compensation other than basic compensation.

(3) Policy concerning Determination of Compensation Amount for Directors and its Calculation Method

Compensation for directors is determined pursuant to a resolution adopted at a meeting of board of directors to the upper range of directors compensation amount determined by a resolution adopted at a general meeting of shareholders. Individual compensation is determined, taking into account trend of business performance, considering status of representation rights, positions, roles and scale of duty, term period, full-time/part-time, by evaluating degree of contribution concerning achievements and management.

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

C.    Board Practices.

The information required by this item in relation to the date of expiration of the current term of office for our directors and corporate auditors is set forth in Items 6.A and 6.B of this annual report.

D.    Employees.

We employed 5,453 persons on a full-time basis and 7,277 persons on a part-time basis as of March 31, 2014. While Konami Sports & Life Co., Ltd. has a labor union, we have no other labor union and have experienced no labor disputes. We believe that our labor relations are good.

The following two tables show the number of our employees by segment and geographic location as of the dates indicated:

Breakdown of Employees by Segment

	As of March 31,
Segment	2012	2013	2014
Digital Entertainment	2,814	3,002	2,903
Health & Fitness	1,353	1,288	1,206
Gaming & Systems	465	499	537
Pachinko & Pachinko Slot Machines	454	468	515
General Administrative (1)	276	281	292

Total	5,362	5,538	5,453

(1)	Employees in the General Administrative segment consist of those who cannot be classified into a specific segment.

Breakdown of Employees by Geographic Location

	As of March 31,
	2012	2013	2014
Japan	4,580	4,596	4,566
North America	461	580	605
Asia (other than Japan)	93	125	66
Europe	115	128	108
Australia	113	109	108

Total	5,362	5,538	5,453

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

(2) Stock option plan for directors and employees

We do not currently have in place any stock option plans for our directors or employees. While we have issued stock options to certain of our and our subsidiaries’ directors and employees in the past, there are currently no outstanding stock options held by our or our subsidiaries’ directors or employees.

(3) Employee Stock Purchase Plan

Our directors and employees (excluding part-time employees) are eligible to participate in stock purchase plans, pursuant to which a plan administrator makes open market purchases of our shares of common stock for the accounts of participating directors and employees on a monthly basis. Such purchases are made out of amounts deducted from each director’s or employee’s salary. As of March 31, 2014 the Employee Stock Purchase Association held a total of 1,759,843 shares of our common stock and the Director Stock Purchase Association held a total of 169,627 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

As of March 31, 2014, 138,612,321 shares of our common stock were outstanding.

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

The following table shows, to the best of our knowledge, our major shareholders, as of March 31, 2014, who owned more than 5% of our outstanding common stock according to our register of shareholders or, in the case of Kagemasa Kozuki, owned a beneficial interest in more than 5% of our outstanding common stock. The Company understands that, other than Kagemasa Kozuki whose beneficial ownership is discussed below, the following shareholders may not be beneficial owners of the Company’s common stock and that, consequently, there may be other beneficial owners of more than 5% of our outstanding common stock that are not listed below. However, the Company does not have any further information available to determine the beneficial ownership of these shares, except as otherwise set forth below.

Shareholders	Number of shares of common stock owned	Percentage of common stock outstanding as of March 31, 2014
Kagemasa Kozuki (1)	39,500,597	28.50%
Kozuki Foundation (2)	16,600,000	11.98
Kozuki Holding (2)	15,700,000	11.33
The Master Trust Bank of Japan (3)	15,566,200	11.23
Japan Trustee Services Bank, Ltd. (3)	9,313,500	6.72
Kozuki Capital Corporation (2)	7,048,596	5.09

(1)	Kagemasa Kozuki’s share ownership includes shares beneficially owned through Kozuki Foundation (16,600,000 shares), Kozuki Holding (15,700,000 shares), Kozuki Capital Corporation (7,048,596 shares), and the Director Stock Purchase Association (81,145 shares) in addition to those owned of record by Kagemasa Kozuki (70,856 shares).
(2)	As explained in note (1) above, Kagemasa Kozuki is also a beneficial owner of these shares.
(3)	The Master Trust Bank of Japan and Japan Trustee Services Bank, Ltd. are not considered beneficial owners under United States securities laws because they hold securities as custodians only and, therefore, are not required to file Schedule 13 with the United States Securities and Exchange Commission.

In addition, according to a statement on Schedule 13G (Amendment No. 2) filed by Mitsubishi UFJ Financial Group, Inc. with the Securities and Exchange Commission on February 12, 2014, Mitsubishi UFJ Financial Group, Inc. directly and indirectly held, as of December 31, 2013, 5,948,493 shares, or 4.3% of the then issued shares, of KONAMI CORPORATION’s Common Stock.

The ownership and distribution of the shares (in 100-share units) by category of shareholders according to our register of shareholders and register of beneficial shareholders as at March 31, 2014 were as follows:

Category	Number of Shareholders	Number of Shares Held	Percentage of Outstanding Shares
Japanese financial institutions	55	41,233,879	29.75%
Japanese securities companies	51	8,140,109	5.87
Other Japanese corporations	432	24,599,070	17.75
Foreign corporations and individuals	443	46,245,493	33.36
Japanese individuals and others	46,787	18,393,770	13.27

Total	47,768	138,612,321	100.00%

According to our register of shareholders and register of beneficial owners, as of March 31, 2014, there were 138,612,321 shares of our common stock outstanding. According to JPMorgan Chase Bank, depositary for our ADSs, as of March 31, 2014, 390,061 shares of our common stock were held in the form of ADRs and there were 26 ADR holders of record in the United States. According to our register of shareholders and register of beneficial owners, as of March 31, 2014, there were 47,768 holders of common stock of record worldwide, including 114 shareholders of record with addresses in the United States who held 7,038,067 shares, representing approximately 5.08% of our outstanding common stock as of that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

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

Not applicable.

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

B.    Significant Changes.

Except as disclosed in this annual report, we are not aware of any significant change since March 31, 2014, the date of our last audited financial statements.

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

Fiscal Year ended March 31,	Price per Share of KONAMI CORPORATION Common Stock on Tokyo Stock Exchange		Average Daily Trading Volume	Closing TOPIX		Closing Nikkei Stock Average
Fiscal Period	High	Low		High	Low	High	Low
2010	2,080	1,416	912,983	987.27	778.21	11,147.62	8,084.62
2011	1,976	1,289	1,050,423	1,001.77	725.90	11,408.17	8,227.63
2012	2,906	1,460	1,743,622	879.48	703.88	10,255.15	8,135.79
2013	2,423	1,535	1,284,193	1,061.75	692.18	12,650.26	8,238.96
2014	2,984	1,723	1,550,538	1,308.08	971.33	16,320.22	11,805.78
2013:
First quarter	2,423	1,535	1,608,132	863.23	692.18	10,190.35	8,238.96
Second quarter	1,910	1,606	979,056	781.94	703.31	9,288.53	8,328.02
Third quarter	2,129	1,666	958,016	861.57	710.32	10,433.63	8,488.14
Fourth quarter	1,986	1,704	1,618,029	1,061.75	862.62	12,650.26	10,398.61
2014:
First quarter	2,984	1,723	1,901,432	1,289.77	971.33	15,942.60	11,805.78
Second quarter	2,669	1,988	1,313,330	1,232.02	1,103.94	14,953.29	13,118.14
Third quarter	2,725	2,125	1,459,966	1,302.87	1,138.75	16,320.22	13,748.94
Fourth quarter	2,668	2,181	1,529,917	1,308.08	1,139.27	16,164.01	13,995.86

Calendar Period
2014:
January	2,527	2,293	1,807,489	1,308.08	1,211.22	16,164.01	14,764.57
February	2,625	2,181	1,690,111	1,234.54	1,139.27	15,094.54	13,995.86
March	2,668	2,235	1,114,040	1,241.88	1,145.90	15,312.60	14,203.21
April	2,443	2,209	918,252	1,223.26	1,121.50	15,164.39	13,885.11
May	2,415	2,130	1,175,875	1,205.60	1,143.63	14,744.16	13,964.43
June	2,365	2,202	1,165,624	1,273.80	1,210.82	15,442.67	14,777.51

On July 11, 2014, the reported closing price of our shares on the Tokyo Stock Exchange was ¥2,249 per share, the closing Nikkei Stock Average was ¥15,164.04 and the closing TOPIX was ¥1,255.19.

On July 11, 2014, the closing sale price of our American Depositary Shares on the New York Stock Exchange was $22.17 per share. The following table sets forth, for the periods indicated, the closing high and low sales price in U.S. dollars and the average trading volume of our American Depositary Shares on the New York Stock Exchange:

	New York Stock Exchange Price per ADS		Average daily trading volume of ADSs
Fiscal Period	High ($)	Low ($)
2010	21.98	14.80	3,593
2011	22.47	15.14	7,802
2012	37.22	17.35	8,853
2013	29.74	18.90	5,574
2014	28.32	17.51	6,710
2013:
First quarter	29.74	19.76	5,737
Second quarter	24.11	20.51	2,978
Third quarter	25.49	21.17	3,161
Fourth quarter	23.18	18.90	10,623
2014:
First quarter	28.32	17.51	15,805
Second quarter	25.29	20.18	5,581
Third quarter	26.34	22.16	3,144
Fourth quarter	25.86	22.07	2,093

Calendar Period:
2014:
January	24.16	22.31	2,495
February	25.25	22.07	1,711
March	25.86	22.22	2,038
April	23.06	21.84	1,586
May	24.89	20.34	2,962
June	23.06	21.84	1,586

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See Item 9.A of this annual report for information on the markets on which our common stock is listed or quoted.

D.    Selling Shareholders.

Not applicable.

E.    Dilution.

For the fiscal year ended March 31, 2014, we had no diluted securities.

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

There is no provision under our Articles of Incorporation or under the Corporate Law which requires a director to retire from our board of directors at a particular age. However, in accordance with Article 22 of our Articles of Incorporation, the term of office of each director who has been duly elected at a general meeting of shareholders in accordance with Article 21 of our Articles of Incorporation shall expire upon conclusion of the ordinary general meeting of shareholders for the last fiscal period ending within one year after his or her assumption of office. Directors can be re-elected. All of our existing directors have been elected by the resolution of the shareholders’ meeting held on June 27, 2014, and each has entered into contract with us on the same date.

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

General

Our authorized share capital consists of 450,000,000 shares. All issued shares are fully-paid and non-assessable. As of March 31, 2014, 138,612,321 of our shares were issued and outstanding and our stated capital was ¥47,399 million. Under the Corporate Law, the transfer of shares is effected by delivery of share certificates, and in order to assert rights as a shareholder against us, the transferee must have its name and address registered on our register of shareholders. However, by amendment of the Law Concerning Central Clearing of Bonds, Share Certificates and Other Securities in Japan (effective January 5, 2009), the share certificate system has been replaced by a book-entry transfer system administered by the Japan Securities Depositary Center, Inc (“JASDEC”). Under the new system, Japanese listed companies cannot issue share certificates and those certificates previously issued are void. The shareholder’s ownership right that was represented by the share certificate is now recorded as an entry in an account that the shareholder is required to open with an Account Management Institution, i.e. a financial institution such as a bank, trust bank or a securities firm. A transfer of shares is effected by recording the transfer from the transferor’s account to the transferee’s account. We amend our register of shareholders (to, for example, reflect a transfer of shares) upon receipt of a General Shareholders Notification from JASDEC.

A registered shareholder is generally entitled to exercise its rights as shareholder, such as voting rights, and to receive dividends (if any). In order to exercise minority shareholder rights, a shareholder must make a request through their Account Management Institution for JASDEC to send us an Individual Shareholder Notification. Minority shareholder rights must be exercised within four weeks of delivery of the Individual Shareholder Notification. New shares issued with respect to registered shares, including those issued upon a stock split, automatically become registered shares.

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

Article 445 Clause 4 of the Corporate Law and Article 22 of the Corporate Computation Rule under the Corporate Law provide in effect that, in the event that we distribute profits by way of annual dividends or interim dividends, until the sum of our capital reserve and our earned reserve is one-quarter of our capital we must have retained in our legal reserve and set aside as our legal reserve, an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings. We may distribute profits by way of annual dividends or interim dividends out of the amount remaining (the “Distributable Amount” (Article 461 Clause 2 of the Corporate Law)) from the aggregate of retained capital and retained earnings at the end of the most recent fiscal year, adjusted for the amount of dividends distributed thereafter, “Retained Earnings” (Article 446 of the Corporate Law) and after adjustment, such as deduction of the book value of treasury stock, in accordance with laws and regulations. In our group, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

For information as to Japanese taxes on dividends, see Item 10.E “Taxation—Japanese Taxation” below.

Capital and Reserves

The entire amount of the issue price of new shares is required to be accounted for as stated capital stock, although we may account for an amount not exceeding one-half of such issue price as capital reserve. We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to capital stock by resolution of a general meeting of our shareholders. The whole or any part of retained capital and retained earnings which are distributable as annual dividends may also be transferred to capital stock by resolution of a general meeting of our shareholders.

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

On July 11, 2014, the closing price of our shares on the Tokyo Stock Exchange was ¥2,249 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥2,000 and ¥3,000 per share, as well as the daily price limit if our per share price were to rise to between ¥3,000 and ¥5,000, or fall to between ¥1,000 and ¥1,500 or ¥1,500 and ¥2,000. Other daily price limits would apply if our per share price moved to other ranges.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, unless you make a mark-to-market election or a special “purging election” with respect to your shares or ADSs, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file Internal Revenue Service Form 8621.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 20% (on or after January 1, 2013, 20.42%). Except for any individual shareholder who holds 3% or more of the total outstanding shares, the aforementioned withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan and the Act on Special Measures Concerning the Securing of Financial Resources for Reconstruction Measures Involving the Great East Japan Earthquake to (i) 7.147% for dividends due and payable on or after January 1, 2013 to December 31, 2013, and (ii) 15.315% for dividends due and payable on or after

January 1, 2014. Japan has income tax treaties, conventions or agreements whereby this withholding tax rate is reduced to, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

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

Foreign currency exchange rate risk

Transaction risk

A portion of our business is conducted in currencies other than yen, most significantly the U.S. dollar and the Euro. For the fiscal year ended March 31, 2014, our U.S. dollar and Euro denominated sales comprised 19.15% and 6.47% of total revenues, respectively. While sales denominated in U.S. dollars and the Euro are, to a significant extent, offset by U.S. dollar and Euro denominated costs, we generally have had significant U.S. dollar and Euro dominated monetary assets. As of March 31, 2014 we had net U.S. dollar dominated monetary assets of approximately $294 million and Euro denominated monetary assets of approximately €44 million. To the extent that there are any open foreign currency positions, we are exposed to the risk of foreign currency fluctuations. Any gains and losses that result are recorded in our results of operations for the period. The foreign exchange gain (loss), net represents the differences between the value of monetary assets and liabilities when they are originated at exchange rates current when a purchase or sale occurs and their value at the prevailing exchange rate when they are settled or translated at year-end. Foreign currency-denominated monetary assets may include bank deposits, trade receivables and other receivables and monetary liabilities may include trade and notes payable, borrowings and debt.

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

Foreign currency derivatives

We enter into foreign exchange forward contracts to manage foreign exchange exposure associated with short-term movements in exchange rates applicable to our payables commitments and receivables that we expect to be paid that are denominated in foreign currencies. Because the counterparties to these contracts are limited to major international financial institutions, we do not anticipate any losses arising from credit risk. Our finance department of each company executes and controls these contracts. Foreign exchange forward contracts are presented below by the notional balances with weighted average exchange rates. Generally these forward contracts are expected to mature in three to six months. As of March 31, 2013 and 2014, the balance of assets and liabilities of derivative instruments were nil.

Interest rate risk

The tables below present the principal cash flows and related weighted-average interest rates for our long-term loan debt obligations by expected maturity dates and the expected fair value as of March 31, 2013 and 2014 respectively. All of our long-term debt obligations have fixed interest rates.

Interest rate risk at March 31, 2013

	Expected maturity dates
Type of debt and average interest rates	2014	2015	2016	2017	2018	Thereafter	Total 3/31/13	Fair Value 3/31/13
	(in millions of yen)
Unsecured bonds (1.73%)	¥5,000	—	—	—	—	—	¥5,000	¥5,014

Total	¥5,000	—	—	—	—	—	¥5,000	¥5,014

Interest rate risk at March 31, 2014

	Expected maturity dates
Type of debt and average interest rates	2015	2016	2017	2018	2019	Thereafter	Total 3/31/14	Fair Value 3/31/14
	(in millions of yen)
Unsecured bonds (0.55%)	—	—	—	¥5,000	¥5,000	¥5,000	¥15,000	¥14,625

Total	—	—	—	¥5,000	¥5,000	¥5,000	¥15,000	¥14,625

Investment price risk

The fair value of certain of our investments, primarily in marketable equity securities, exposes us to equity price risks. In general, we have invested in highly-liquid and low-risk instruments, which are not held for trading purposes. These investments are subject to changes in the market prices of the securities. If the fair value of these securities were to change by 10%, the impact on the carrying amount of those securities as of March 31, 2014 would be ¥40 million. We had no open equity derivative positions from April 1, 2013 to March 31, 2014.

The following tables below provide information about our market sensitive marketable securities as of March 31, 2013 and 2014, respectively:

	Millions of Yen
	March 31, 2013
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥397	¥43	¥—	¥440

Total	¥397	¥43	¥—	¥440

	Millions of Yen
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥397	¥121	¥(0)	¥518

Total	¥397	¥121	¥(0)	¥518

Credit Risk

As of March 31, 2014 we did not have any significant concentration of business transacted with an individual counterparty or group of counterparties that could, if suddenly eliminated, severely impact our operations. Moreover our derivative financial instruments are executed with credit worthy financial institutions, and our management believes there is little risk of default by these parties.

Commodity price risk

As of March 31, 2014 we had no open commodity derivative positions.

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

JPMorgan Chase Bank N.A., as Depositary, has agreed to reimburse KONAMI CORPORATION for expenses incurred in relation to the maintenance of KONAMI CORPORATION’s ADR program, up to a total of US$ 25,000 for the annual expenses associated with Investor Relations and NYSE annual fees, including investor relations expenses and stock exchange application and listing fees. Furthermore, from April 1, 2013 to March 31, 2014, the Depositary has waived a total of $40,000 in fees associated with the administration of the ADR program and administrative fees for routine corporate actions such as, among others, proxy process fees and cash distribution process fees, in addition to their standard fees for providing investor relations information services.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Our Disclosure Committee is charged with the maintenance and evaluation of our disclosure controls and procedures. As of March 31, 2014, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, and the Disclosure Committee, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based on that evaluation, these officers concluded that, as of March 31, 2014, the disclosure controls and procedures were effective.

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

The management assessed the effectiveness of internal control over financial reporting as of March 31, 2014. In making this assessment, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (issued 1992) (the COSO criteria).

Based on its assessment, the management concluded that, as of March 31, 2014, our internal control over financial reporting was effective.

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

We have adopted a code of ethics, the “Konami Group Code of Business Conduct and Ethics” which applies to all of our personnel, including our chief executive officer, chief financial officer, corporate auditors, and employees, whether working for KONAMI CORPORATION or another company in the Konami Group. The text of the Konami Group Code of Business Conduct and Ethics is attached as exhibit 11.1 to this annual report.

Item 16C.	Principal Accountant Fees and Services.

Fees Paid to the Independent Auditor

The board of directors engaged KPMG AZSA LLC to perform an annual audit of our financial statements in the years ended March 31, 2013 and 2014. The following table presents information concerning fees paid to KPMG AZSA LLC and KPMG international member firms (“KPMG”) in those years.

	Year ended March 31,
	(in millions)
	2013	2014
Audit fees (1)	¥432	¥462
Tax fees (2)	174	135
All other fees	3	5

Total	¥609	¥602

(1)	Fees for professional services for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filings.
(2)	Fees for professional tax services performed including tax compliance, tax advice and tax planning.

Pre-Approval of Services Provided by KPMG

Our corporate auditors have adopted policies and procedures for pre-approving all non-audit work performed by KPMG. Specifically, the policies and procedures prohibit KPMG from performing any services for KONAMI CORPORATION or its subsidiaries without the prior approval of our corporate auditors.

All of the services provided by KPMG in the fiscal year ended March 31, 2014 were approved by our corporate auditors pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Period	(a) Total Number of Shares Purchased (shares)	(b) Average Price Paid per Share (yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans
April 1 to April 30, 2013	514	1,866.53	—	—
May 1 to May 31, 2013	1,574	2,477.63	—	—
June 1 to June 30, 2013	306	2,418.79	—	—
July 1 to July 31, 2013	328	2,241.34	—	—
August 1 to August 31, 2013	132	2,225.86	—	—
September 1 to September 30, 2013	318	2,314.69	—	—
October 1 to October 31, 2013	396	2,317.06	—	—
November 1 to November 30, 2013	509	2,561.74	—	—
December 1 to December 31, 2013	1,112	2,514.04	—	—
January 1, to January 31, 2014	127	2,400.81	—	—
February 1, to February 28, 2014	77	2,367.58	—	—
March 1 to March 31, 2014	643	2,583.37	—	—

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

Companies under the system of “Board of Statutory Auditors”, including the Company, are required to have at least three corporate auditors and the majority have to be “outside” corporate auditors who must meet independence requirements under the Corporate Law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting consultant (kaikei sanyo), executive officer (shikko yaku), manager or any other employee of the company or any of its subsidiaries in previous years prior to the appointment.

Currently, the Company has five corporate auditors and four of them are outside corporate auditors.

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

Under the Corporate Law, the Company is required to have at least three corporate auditors. Currently, the Company has five corporate auditors. Each corporate auditor elected before the date of the ordinary meeting of shareholders of the Company relating to the fiscal year ended March 31, 2003 has a three-year term, while each corporate auditor elected on or after that date has a four-year term. In contrast, the term of each director of the Company is one year.

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

A NYSE-listed U.S. company must have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy the additional independence requirements under Section 303A.02(a)(ii) of the NYSE Listed Company Manual. A compensation committee must also have authority to retain or obtain the advice of compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	The Company is not required under the Corporate Law to have a compensation committee and does not currently have a compensation committee. Total amounts of compensation including remuneration, bonuses and other financial benefits, for the Company’s directors and corporate auditors are proposed to, and voted on at, a meeting of shareholders. Once the proposals for such total amounts of compensation are approved at the meeting of shareholders, each of the board of directors and Board of Statutory Auditors allocate the respective total amounts among their respective members.

Corporate Governance Practices Followed by NYSE-listed U.S. Companies	Corporate Governance Practices Followed by KONAMI
A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.	Pursuant to the Corporate Law, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the plan by a “special resolution” of a general meeting of shareholders, where the quorum is at least one-third of the total number of voting rights which are entitled to vote at such a general meeting of shareholders and the approval of at least two-thirds of the voting rights represented at the meeting is required.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

Not applicable.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-2 of this annual report.

Item 19.	Exhibits.

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation) ***

1.2	— Share Handling Regulations of the registrant (English translation) ****

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

8.1	— List of subsidiaries of the registrant at March 31, 2014

11.1	— Konami Group Code of Business Conduct and Ethics

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007.
**	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.
***	Incorporated by reference to the Annual Report on Form 20-F filed on August 3, 2009.
****	Incorporated by reference to the Annual Report on Form 20-F filed on July 25, 2012.

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

KONAMI CORPORATION

AND SUBSIDIARIES

Index to Consolidated Financial Statements and Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited the accompanying consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KONAMI CORPORATION and subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As further described in Note 1(f) to the consolidated financial statements, the Company and its domestic subsidiaries changed their method of accounting for calculating depreciation of certain property and equipment beginning April 1, 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 30, 2014 expressed an unqualified opinion on the effectiveness of KONAMI CORPORATION’s internal control over financial reporting.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 30, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KONAMI CORPORATION:

We have audited KONAMI CORPORATION’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). KONAMI CORPORATION’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, KONAMI CORPORATION maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of KONAMI CORPORATION and subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated July 30, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG AZSA LLC

Tokyo, Japan

July 30, 2014

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2013 and 2014

	Millions of Yen
	2013	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669	¥50,024
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥469 million at March 31, 2014	33,066	29,069
Inventories	26,349	30,229
Deferred income taxes, net	20,749	18,773
Prepaid expenses and other current assets	9,650	11,563

Total current assets	153,483	139,658
PROPERTY AND EQUIPMENT, net	62,651	80,213
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440	518
Investment in affiliate	2,247	2,249
Identifiable intangible assets	42,225	39,279
Goodwill	21,934	19,947
Lease deposits	26,625	26,381
Deferred income taxes, net	1,875	1,913
Other assets	11,468	10,093

Total investments and other assets	106,814	100,380

TOTAL ASSETS	¥322,948	¥320,251

LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681	¥6,458
Current portion of long-term debt	5,000	—
Current portion of capital lease and financing obligations	2,166	2,078
Trade notes and accounts payable	14,443	10,480
Accrued income taxes	4,104	686
Accrued expenses	19,971	17,522
Deferred revenue	5,464	5,693
Other current liabilities	3,683	2,411

Total current liabilities	59,512	45,328
LONG-TERM LIABILITIES:
Long-term debt, less current portion	—	15,000
Capital lease and financing obligations, less current portion	22,588	20,487
Accrued pension and severance costs	1,531	1,424
Deferred income taxes, net	4,424	3,052
Other long-term liabilities	8,894	9,168

Total long-term liabilities	37,437	49,131

TOTAL LIABILITIES	96,949	94,459

COMMITMENTS AND CONTINGENCIES (Notes 10 and 21)

EQUITY:
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and 2014: outstanding 138,618,060 shares at March 31, 2013 and 138,612,321 shares at March 31, 2014	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	113,808	111,820
Accumulated other comprehensive income	1,009	2,719
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,887,679 shares at March 31, 2014	(11,250)	(11,264)

Total KONAMI CORPORATION stockholders’ equity	225,425	225,133

Noncontrolling interest	574	659

TOTAL EQUITY	225,999	225,792

TOTAL LIABILITIES AND EQUITY	¥322,948	¥320,251

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31, 2012, 2013 and 2014

	Millions of Yen, except per share data
	2012	2013	2014
NET REVENUES:
Product sales revenue	¥140,159	¥103,928	¥97,649
Service and other revenue	125,599	122,067	119,946

Total net revenues	265,758	225,995	217,595

COSTS AND EXPENSES:
Costs of products sold	89,924	64,152	61,352
Costs of services rendered and others	84,491	88,661	90,927
Selling, general and administrative	50,051	51,307	52,369
Earthquake related impairment charges and expenses	342	—	—
Impairment charges for goodwill	—	—	2,031
Impairment charges for property and equipment, and other intangible assets	—	—	3,220

Total costs and expenses	224,808	204,120	209,899

Operating income	40,950	21,875	7,696

OTHER INCOME (EXPENSES):
Interest income	215	182	233
Interest expense	(1,427)	(1,300)	(1,187)
Foreign currency exchange gain, net	331	1,285	2,560
Other, net	(43)	(127)	(74)

Other income (expenses), net	(924)	40	1,532

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	40,026	21,915	9,228

INCOME TAXES:
Current	14,117	9,099	4,695
Deferred	2,824	(626)	636

Total	16,941	8,473	5,331
EQUITY IN NET INCOME OF AFFILIATED COMPANY	52	44	22

NET INCOME	23,137	13,486	3,919
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	125	312	85

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥23,012	¥13,174	¥3,834

PER SHARE DATA:	Yen
	2012	2013	2014
Basic net income attributable to KONAMI CORPORATION stockholders per share	¥166.23	¥95.04	¥27.66

Diluted net income attributable to KONAMI CORPORATION stockholders per share	¥166.23	¥95.04	¥27.66

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONPREHENSIVE INCOME

Years ended March 31, 2012, 2013 and 2014

	Millions of Yen
	2012	2013	2014
Net income	¥23,137	¥13,486	¥3,919

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(455)	3,646	1,658
Net unrealized gains (losses) on available-for-sale securities	(0)	79	50
Pension liability adjustment	283	3	2

Other comprehensive income (loss)	(172)	3,728	1,710

Comprehensive income	22,965	17,214	5,629
Comprehensive income attributable to the noncontrolling interest	125	312	85

Comprehensive income attributable to KONAMI CORPORATION	¥22,840	¥16,902	¥5,544

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2012, 2013 and 2014

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2011	¥47,399	¥75,490	¥284	¥90,250	¥(2,547)	¥(16,962)	¥193,914	¥4,493	¥198,407
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥50.0 per share				(5,697)			(5,697)		(5,697)
Purchase of treasury stock						(29)	(29)		(29)
Reissuance of treasury stock		(0)				5,745	5,745		5,745
Equity transaction with noncontrolling interests and others		(1,315)					(1,315)	(4,356)	(5,671)
Comprehensive income:
Net income				23,012			23,012	125	23,137
Other comprehensive loss					(172)		(172)		(172)

Total comprehensive income for the year							22,840	125	22,965

Balance at March 31, 2012	¥47,399	¥74,175	¥284	¥107,565	¥(2,719)	¥(11,246)	¥215,458	¥262	¥215,720
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥50.0 per share				(6,931)			(6,931)		(6,931)
Purchase of treasury stock						(6)	(6)		(6)
Reissuance of treasury stock		(0)				2	2		2
Comprehensive income:
Net income				13,174			13,174	312	13,486
Other comprehensive income					3,728		3,728		3,728

Total comprehensive income for the year							16,902	312	17,214

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended March 31, 2012, 2013 and 2014—(Continued)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2013	¥47,399	¥74,175	¥284	¥113,808	¥1,009	¥(11,250)	¥225,425	¥574	¥225,999
Cash dividends attributable to KONAMI CORPORATION stockholders, ¥34.0 per share				(5,822)			(5,822)		(5,822)
Purchase of treasury stock						(15)	(15)		(15)
Reissuance of treasury stock		0				1	1		1
Comprehensive income:
Net income				3,834			3,834	85	3,919
Other comprehensive income					1,710		1,710		1,710

Total comprehensive income for the year							5,544	85	5,629

Balance at March 31, 2014	¥47,399	¥74,175	¥284	¥111,820	¥2,719	¥(11,264)	¥255,133	¥659	¥225,792

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31, 2012, 2013 and 2014

	Millions of Yen
	2012	2013	2014
Cash flows from operating activities:
Net income	¥23,137	¥13,486	¥3,919
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9,798	10,513	10,407
Bad debt expense (recoveries)	44	266	(20)
Impairment charges for goodwill	—	—	2,031
Impairment charges for property and equipment, and other intangible assets	—	—	3,220
Loss on sale or disposal of property and equipment, net	311	176	101
Equity in net income of affiliated company	(52)	(44)	(22)
Deferred income taxes	2,824	(626)	636
Change in assets and liabilities, net of businesses acquired:
Decrease (increase) in trade notes and accounts receivable	(5,406)	2,427	4,600
Decrease (increase) in inventories	2,201	(5,484)	(4,187)
Decrease (increase) in prepaid expense	790	623	(775)
Decrease in trade notes and accounts payable	(2,458)	(3,066)	(5,111)
Increase (decrease) in accrued income taxes, net of tax refunds	4,396	(6,343)	(4,234)
Increase (decrease) in accrued expenses	1,947	70	(2,837)
Increase (decrease) in deferred revenue	830	(386)	(57)
Other, net	(447)	(1,376)	1,356

Net cash provided by operating activities	37,915	10,236	9,027
Cash flows from investing activities:
Capital expenditures, including interest capitalized	(9,260)	(9,927)	(26,555)
Decrease in lease deposits, net	466	189	204
Net decrease (increase) in term deposits	1,412	(569)	(483)
Acquisition of business	—	(1,245)	—
Other, net	(264)	(23)	100

Net cash used in investing activities	(7,646)	(11,575)	(26,734)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	(1,700)	2,124	1,600
Proceeds from issuance of bonds	—	—	15,000
Redemption of bonds	(5,000)	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(2,385)	(2,578)	(2,239)
Dividends paid	(5,689)	(6,919)	(5,814)
Other, net	1,520	(4)	(99)

Net cash provided by (used in) financing activities	(13,254)	(12,377)	3,448
Effect of exchange rate changes on cash and cash equivalents	(105)	934	614
Net increase (decrease) in cash and cash equivalents	16,910	(12,782)	(13,645)
Cash and cash equivalents, beginning of year	59,541	76,451	63,669

Cash and cash equivalents, end of year	¥76,451	¥63,669	¥50,024

See accompanying notes to consolidated financial statements.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014

1.    Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

Business and Organization

KONAMI CORPORATION (the “Company”) was founded in 1969 and was incorporated under the laws of Japan in March 1973. The Company and its subsidiaries (collectively “KONAMI”) engage in production and sale of content for mobile devices and PCs, video game software for home video game systems, game machines for installation in amusement arcades and other entertainment venues and other amusement-related products, and operation of health and fitness club facilities. The principal markets for KONAMI’s products are Japan, North America, Europe, Asia and Australia while all of its health and fitness club facility operation is in Japan.

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

In the United States, Canada and Australia, the manufacture and distribution of KONAMI’s gaming machines are subject to numerous federal, state and local regulations. In addition, KONAMI may be subject to other regulations as a gaming operator if it enters into lease participation agreements under which it shares the revenues generated by gaming machines. These regulations are constantly changing and evolving, and may curtail gaming in various jurisdictions in the future, which would decrease the number of jurisdictions from which KONAMI can generate revenues. KONAMI and its key personnel are subject to an extensive investigation before each jurisdictional gaming license is issued. Moreover, KONAMI’s gaming machines are subjected to independent testing and evaluation prior to approval from each jurisdiction. Generally, regulatory authorities have broad discretion when granting, renewing or revoking these game approvals and licenses.

Basis of Presentation

The consolidated financial statements herein are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended March 31, 2014.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its wholly- and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Noncontrolling interests in the net assets of majority-owned subsidiary are reported as a component of equity in the consolidated financial statements. Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. Noncontrolling interests in the subsidiary’s earnings or losses are reported as a component of net income in the accompanying consolidated financial statements.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

(c) Investments in Marketable Securities

KONAMI classifies its debt and marketable equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held primarily for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which KONAMI has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity categories are classified as available-for-sale. Trading and available-for-sale securities whose fair values are readily determinable are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the accretion or amortization of premiums or discounts. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from sale of available-for-sale securities are determined based on the average cost method. A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when received. As of March 31, 2013 and 2014, all equity securities held by KONAMI are classified as available-for-sale.

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

Years ended March 31, 2012, 2013, and 2014—(Continued)

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

(f) Property and Equipment, net

Property and equipment are carried at cost. Depreciation is computed based primarily on the straight-line method by the Company and its subsidiaries using estimated useful lives ranging from 10 to 50 years for buildings and structures and from 2 to 20 years for tools, furniture and fixtures. Equipment under capital leases is stated at the lower of the present value of minimum lease payments or the fair value of the leased equipment at the inception of the lease and is amortized over the shorter of the lease term or estimated useful life of the asset.

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally began generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in pattern of consumption. As such, the company and its domestic subsidiaries determined that the new method better reflects the future economic benefit from the usage of the property and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate.

As a result of the change in depreciation method, depreciation expense for the year ended March 31, 2014 decreased by approximately ¥814 million, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥505 million and ¥3.64, respectively, for the year ended March 31, 2014.

Ordinary maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in operating income or loss.

KONAMI recognizes the fair value of a liability for asset retirement obligations in the period in which it is incurred if sufficient information is available to make a reasonable estimate of fair value. When a company initially recognizes a liability for an asset retirement obligation, it must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

(g) Software for Internal Use

KONAMI capitalizes costs associated with software systems for internal use, which have reached the application stage and meet recoverability tests, as capitalized computer software in the accompanying consolidated balance sheets. Such capitalized costs primarily include external direct costs utilized in developing or obtaining the applications. Capitalization of such costs ceases at a point in which the project is substantially complete and ready for its intended use. The costs capitalized are amortized on a straight-line basis over the estimated useful life of each application, ranging from 2 to 5 years. KONAMI expenses costs incurred during the preliminary project stage which include costs for making strategic decisions about the project and determining performance and system requirements. KONAMI also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs.

(h) Business Combinations

KONAMI accounts for business combinations under the acquisition method and, accordingly, recognizes assets acquired including identifiable intangible assets, liabilities assumed and noncontrolling interests based on the respective estimated fair values at the acquisition date. Acquisition related costs are expensed as incurred.

(i) Goodwill and Identifiable Intangible Assets

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

KONAMI performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred. The assessment of goodwill for impairment permits KONAMI to make a qualitative assessment before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is more than its carrying amount, it shall be required to perform the two-step quantitative impairment test for that reporting unit. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. KONAMI has determined its reporting units to be the same as its reportable segments. The fair value of each reporting unit is then compared to the reporting unit’s carrying amount including assigned goodwill.

To the extent a reporting unit’s carrying amount exceeds its fair value, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. If the implied fair value of a reporting unit’s goodwill is less than its carrying amount, an impairment loss is recognized.

For the purpose of evaluating the recoverability of the carrying value of goodwill, KONAMI engages an independent appraiser to assist the management in its determination of the fair values of its reporting units. In its computation of the fair values, the appraiser primarily utilizes a discounted cash flow analysis as well as other valuation approaches including the stock price, market capitalization and asset and liability structure of the reporting units. Significant assumptions used in this analysis includes 1) expected future revenue growth rates, profit margins and working capital levels of the reporting units, 2) a discount rate, and 3) a terminal value multiples. The revenue growth rates, profit margins and working capital levels of the reporting units are based on management’s expectation of future results.

Intangible assets determined to have an indefinite useful life are also tested for impairment annually or more frequently if there is an indication of potential impairment. KONAMI also reassesses indefinite useful life determinations periodically for each asset. The assessment of goodwill for intangible assets with infinite useful lives permits KONAMI to make a qualitative assessment before evaluating fair value. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is more than its carrying amount, it shall be required to perform a quantitative assessment. In evaluating the recoverability of other intangible assets which were allocated to the reporting units, KONAMI primarily utilizes a discounted cash flow analysis as well as other applicable valuation approaches, and if applicable, independent valuations.

Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. KONAMI assesses the recoverability of these intangible assets as part of KONAMI’s other long-lived assets as described below.

(j) Impairment or Disposal of Long-Lived Assets

KONAMI’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Factors KONAMI considers important which could trigger an impairment review include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the use of the assets or the strategy for overall business; significant negative industry or economic trends. When it is determined that the carrying amount of assets or asset groups to be held and used may not be recoverable based upon the existence of one or more of these indicators of impairment, recoverability is measured by a comparison of the carrying amount of an asset or asset group to future net cash flows (undiscounted and without interest charges) expected

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k) Derivative Financial Instruments

From time to time, KONAMI uses certain derivative financial instruments to manage its foreign currency risks. KONAMI may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen.

KONAMI reports all derivative instruments on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in accumulated other comprehensive income (loss) until it is recognized in earnings in the same period in which the hedged item affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of all hedges are reported in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge are recorded each period in current earnings. If a derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period when the change occurs. To date, KONAMI has not designated any derivative instrument as a hedge.

(l) Income Taxes

KONAMI accounts for income taxes based on the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards using enacted tax rates in effect for the years in which those temporary differences and operating loss and credit carryforwards are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

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

(m) Revenue Recognition

KONAMI derives revenue from primarily three sources: (i) product revenue, which includes packaged game software and other products, amusement machines and related equipment, gaming machines and related casino management systems, and pachinko slot machines and pachinko machines, (ii) service revenue from game content, which includes mobile games and e-AMUSEMENT Participation, and (iii) membership fee revenue from health and fitness club members.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

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

For mobile games, KONAMI enters into agreements with certain mobile game platform providers, in which KONAMI provides mobile games through the platform to players. The agreements specify for distribution, provision and allocation of revenue in regard with the mobile games. The number of virtual goods purchased by the players within the games is electronically recorded by KONAMI’s server as well as by the servers of the platform providers. The platform providers collect cash from players based on the data and pays proceeds to KONAMI, net of the contractual fees attributable to their mobile game platform. KONAMI assesses whether it is the primary obligor responsible for users, whether it has the right to determine the price at the time of sales to users, and whether it has credit risk to determine whether or not it is acting as a principal or an agent in each arrangement. If KONAMI is a principal in an arrangement, the revenue is reported on a gross basis. If KONAMI is an agent in an arrangement, the revenue is reported on a net basis.

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

Revenue from mobile games is recognized when the services, related to the virtual goods within the game, have been rendered to the player. For purposes of determining when the service has been rendered to the player, KONAMI has determined that an implied obligation to the paying player exists for it to continue providing the purchased virtual goods within the mobile game over the period the player is expected to access the game or when the virtual goods are consumed. KONAMI categorizes its virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s game board and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual goods, KONAMI recognizes revenue as the goods are consumed. Durable virtual goods represent virtual

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

goods that are accessible to the player over an extended period of time. KONAMI recognizes revenue from the sale of durable virtual goods on a straight-line basis over the estimated average playing period. The average playing period of paying players for the applicable game is estimated to be from five months to eight months based on the analysis of historical online usage data. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

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

As for mobile games, prices of virtual goods offered to the players and the fees attributable to mobile game platform providers are fixed by the agreements.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

KONAMI considers sales of packaged software with online functionality for certain platforms in its Digital Entertainment Segment, which is hosted on its internal servers, as multiple deliverable arrangements. As VSOE of fair value for the online services could not be established, revenue from the packaged products has not been allocated between the packaged game products and the online service for those titles, and the entire revenue from the sale of the packaged products has been recognized on a straight-line basis over the estimated online service period. The service period is estimated to be six months based on historical online usage data.

KONAMI’s Digital Entertainment Segment sells amusement machines, concurrent with disposal service for the amusement machines, e-AMUSEMENT service which is connecting multiple amusement arcades online, and e-AMUSEMENT Participation service which is sharing playing fees of users with customers (amusement arcade operators), in multiple deliverable arrangements. KONAMI does not grant the right to return amusement machines to the customers. The customers are granted the right to receive disposal services for the amusement machines at the point of sale as a fixed fee arrangement, which is exercisable within 5 to 7 years and require KONAMI to dispose of the machines at the end of their useful lives. The e-AMUSEMENT connection service and e-AMUSEMENT Participation service are a separate contract from the sale of the machines. However, those service contracts are generally entered into concurrently with the sale of the machines. KONAMI has concluded that each of these components contained in such arrangements is a separate unit of accounting since they have standalone value and therefore recognizes revenue when the customers have accepted the machine or when the services have been rendered. Under a selling price hierarchy, consideration is allocated to each component based on the relative selling price for the deliverables. The selling price for a deliverable is based on VSOE or third party evidence, which is the price of the vendor’s or any competitor’s largely interchangeable services in standalone sales to similarly situated customers.

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

(n) Software Development Costs

Research and development expenses are charged to earnings as incurred. Research and development expenses included in selling, general and administrative expenses amounted to ¥2,444 million, ¥2,412 million and ¥2,620 million for the years ended March 31, 2012, 2013 and 2014, respectively, in the accompanying consolidated statements of income.

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

(o) Royalties and License Fees

KONAMI pays royalties and license fees to professional sports organizations and certain other third parties for use of their trade names. Minimum portions of such royalties and license fees paid up-front are recorded as

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

prepaid royalties and are expensed to costs of products sold over terms ranging primarily from 2 to 12 months. Variable portions of such royalties and license fees, which are generally determined based on the number of copies shipped at the predetermined royalty rates, are expensed to cost of products sold based on actual shipment. Management periodically evaluates the future realizability of prepaid royalties and charges to income any amounts deemed unlikely to be realized. Prepaid royalties amounted to ¥430 million and ¥494 million at March 31, 2013 and 2014, respectively, and were included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(p) Shipping and Handling Expenses

Shipping and handling expenses are charged to earnings as incurred and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Shipping and handling expenses amounted to ¥2,594 million, ¥2,152 million and ¥1,853 million for the years ended March 31, 2012, 2013 and 2014, respectively.

(q) Advertising Expenses

Advertising expenses are charged to earnings as incurred and are included in Selling, general and administrative expenses in the accompanying consolidated statements of income. Advertising expenses amounted to ¥9,017 million, ¥11,455 million and ¥9,084 million for the years ended March 31, 2012, 2013 and 2014, respectively.

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

KONAMI has identified five areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are service period for deferred net revenue, accounting for software development costs, impairment of long-lived and intangible assets including goodwill, realizability of deferred tax assets, and uncertain tax positions.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

(u) Net Income Per Share

Basic net income attributable to KONAMI CORPORATION stockholders per common share excludes dilution for potential common stock and is computed by dividing the consolidated net income attributable to KONAMI CORPORATION stockholders by the weighted-average number of shares of common stock outstanding. Diluted net income attributable to KONAMI CORPORATION stockholders per share of common stock reflects the effect of potential dilution that could occur if securities or other contracts to issue shares of common stock were exercised or converted into common stock. Diluted net income attributable to KONAMI CORPORATION stockholders per share of common stock is calculated by dividing the consolidated net income attributable to KONAMI CORPORATION stockholders by the sum of the weighted-average number of shares of common stock plus additional shares that would be outstanding if potential dilutive shares had been issued.

The components of basic and diluted net income attributable to KONAMI CORPORATION stockholders per share of common stock are as follows:

	Millions of Yen
	2012	2013	2014
Net income available for KONAMI CORPORATION stockholders	¥23,012	¥13,174	¥3,834

	Shares
Weighted-average shares of common stock outstanding	138,433,751	138,619,128	138,614,929

Common stock and common stock equivalents	138,433,751	138,619,128	138,614,929

	Yen
Net income attributable to KONAMI CORPORATION stockholders per common share:
Basic	¥166.23	¥95.04	¥27.66

Diluted	¥166.23	¥95.04	¥27.66

There were no potentially dilutive shares outstanding for the years ended March 31, 2012, 2013 and 2014.

(v) New Accounting Pronouncement Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This presentation information is included in Note 15 to these consolidated financial statements.

(w) New Accounting Standard Not Yet Adopted

On May 28, 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

services to customers. This ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for KONAMI on April 1, 2017. Early adoption is not permitted. Management is evaluating the effect that the ASU will have on KONAMI’s consolidated financial statements and related disclosures. Management has not yet selected a transition method nor has it determined the effect of the standard on KONAMI’s ongoing financial reporting.

2.    Business Combinations

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

3.    Investment in Affiliate

At March 31, 2012, 2013 and 2014, KONAMI held an investment in affiliate as follows:

	Description of business	Acquisition Date	Ownership %
			2012	2013	2014
Resort Solution Co., Ltd. (“Resort Solution”)	Management of resort facilities	March 2006	20.4%	20.4%	20.4%

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Summarized financial information for the affiliated company accounted for by the equity method is presented below:

	Millions of Yen
	2013	2014
Financial Position:
Property and equipment, net	¥11,090	¥15,932
Other assets, net	18,884	14,145

Total assets	¥29,974	¥30,077

Debt	¥8,400	¥8,474
Other liabilities	12,260	12,246
Noncontrolling interest	95	104
Total Resort Solution stockholders’ equity	9,219	9,253

Total liabilities and equity	¥29,974	¥30,077

	Millions of Yen
	2012	2013	2014
Operations:
Revenues	¥17,992	¥20,069	¥19,239
Cost of revenues	8,696	7,710	7,164
Selling, general and administrative expenses	9,177	11,718	11,580

Operating income	119	641	495
Interest expense, net	(151)	(181)	(174)
Other, net	524	58	(120)

Net income	¥492	¥518	¥201

The difference between the amount at which an investment is carried and the amount of underlying equity in net assets represents mainly intangible assets recognized at the Company.

The Company’s shares of undistributed earnings of the affiliate included in the consolidated retained earnings were earnings of nil as of March 31, 2012, 2013 and 2014.

The carrying amount of the investment in Resort Solution was ¥2,247 million and ¥2,249 million as of March 31, 2013 and 2014, respectively. The market value of this investment, based on the quoted market price of the shares, was ¥2,549 million and ¥2,662 million as of March 31, 2013 and 2014, respectively.

4.    Inventories

Inventories at March 31, 2013 and 2014 consisted of the following:

	Millions of Yen
	2013	2014
Finished products	¥7,813	¥7,655
Work in process	13,513	17,232
Raw materials and supplies	5,023	5,342

Total	¥26,349	¥30,229

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

5.    Investments in Marketable Securities

Investments in marketable securities at March 31, 2013 and 2014 consisted of the following:

	Millions of Yen
	March 31, 2013				March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Available-for-sale:
Marketable equity securities	¥397	¥43	—	¥440	¥397	¥121	¥(0)	¥518

Total	¥397	¥43	—	¥440	¥397	¥121	¥(0)	¥518

Gross unrealized holding losses on available-for-sale securities and the fair value of the related securities in a continuous unrealized loss position at March 31, 2013 and 2014 are as follows:

	Millions of Yen
	March 31, 2013				March 31, 2014
	Less than 12 months		12 months or greater		Less than 12 months		12 months or greater
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Marketable equity securities	—	—	—	—	¥1	¥0	—	—

Total	—	—	—	—	¥1	¥0	—	—

6.    Property and Equipment, net

Property and equipment at March 31, 2013 and 2014 consisted of the following:

	Millions of Yen
	2013	2014
Property and equipment, at cost:
Land	¥14,542	¥33,712
Buildings and structures	77,796	79,692
Tools, furniture and fixtures	25,520	27,994
Construction in progress	2,050	945

Total	119,908	142,343
Less-Accumulated depreciation and amortization	(57,257)	(62,130)

Net property and equipment	¥62,651	¥80,213

See Note 10 for assets under capital leases that are included in the above.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Depreciation and amortization expense for the years ended March 31, 2012, 2013 and 2014 amounted to ¥7,482 million, ¥7,469 million and ¥5,675 million, respectively.

When KONAMI identifies a change in circumstances that indicates the carrying amount of long-lived assets might not be recoverable, KONAMI considers the impairment of the assets.

For the purpose of assessing recovery of property and equipment used for Health & Fitness operations, grouping is at the individual club operation level which is considered to be the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets. The carrying amount of the club assets is compared to the expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the club. Cash flows are projected for each club based on historical results and expectations. In cases where the expected undiscounted future cash flows are less than the carrying amount of the assets, the carrying amount of the assets is not considered recoverable, and if it exceeds the fair value, the assets are written down to fair value. For purposes of estimating fair value, KONAMI utilized the projected future cash flows of the clubs discounted at its weighted average cost of capital.

During the fiscal year ended March 31, 2014, KONAMI recognized an impairment charge of ¥647 million for property and equipment related to facilities, whose operating results were underperforming and future prospects were revised due to changes in the business environment. This impairment charge is included in “impairment charges for property and equipment, and other intangible assets” in the accompanying consolidated statements of income. See Note 18 for additional information.

7.    Goodwill and Identifiable Intangible Assets

During the fiscal year ended March 31, 2014, KONAMI recognized an impairment loss of ¥2,031 million, all of which was attributable to the Health & Fitness segment and reporting unit, due to lower than expected operating results and the resulting changes in estimates about its future expected cash flows. The fair value of the reporting unit was determined by using the discounted cash flow method and the guideline public company method. See Note 18 for additional information.

During the year ended March 31, 2014, KONAMI concluded the fair value of certain trademarks was lower than their carrying value, all of which are attributable to the Health & Fitness segment. Consequently, it recognized an impairment loss of ¥2,573 million that is included in “impairment charges for property and equipment, and other intangible assets” in the accompanying consolidated statements. The fair value of the trademarks was determined by using the relief from royalty method. See Note 18 for additional information.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

The changes in the carrying amounts of goodwill by operating segments for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Millions of Yen
	Digital Entertainment	Health & Fitness	Gaming & Systems	Total
Goodwill, at cost	¥15,182	¥6,568	¥125	¥21,875
Accumulated impairment charges	—	—	—	—

Balance at March 31, 2012	¥15,182	¥6,568	125	¥21,875

Foreign currency translation adjustment	59	—	—	59

Goodwill, at cost	¥15,241	¥6,568	¥125	¥21,934
Accumulated impairment charges	—	—	—	—

Balance at March 31, 2013	¥15,241	¥6,568	¥125	¥21,934

Foreign currency translation adjustment	44	—	—	44
Impairment charges for goodwill	—	(2,031)	—	(2,031)

Goodwill, at cost	¥15,285	¥6,568	¥125	¥21,978
Accumulated impairment charges	—	(2,031)	—	(2,031)

Balance at March 31, 2014	¥15,285	¥4,537	¥125	¥19,947

Identifiable intangible assets at March 31, 2013 and 2014 primarily representing intangible assets acquired in connection with acquisitions of other businesses consisted of the following:

	March 31, 2013 Millions of Yen
	Cost	Accumulated amortization	Carrying amount
Identifiable intangible assets subject to amortization:
Franchise and other contracts	¥1,582	¥(823)	¥759
Customer relationships	418	(314)	104
Patents	1,418	(191)	1,227
Trademarks	355	(40)	315
Distribution and merchandising rights	1,194	(109)	1,085
Others	115	(26)	89

Total amortized identifiable intangible assets	¥5,082	¥(1503)	¥3,579

Identifiable intangible assets with an indefinite life:
Trademarks			¥31,653
Gaming licenses			353
Memberships			6,640

Total unamortized identifiable intangible assets			38,646

Total identifiable intangible assets			¥42,225

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

	March 31, 2014 Millions of Yen
	Cost	Accumulated amortization	Carrying amount
Identifiable intangible assets subject to amortization:
Franchise and other contracts	¥1,582	¥(939)	¥643
Customer relationships	418	(372)	46
Patents	1,418	(275)	1,143
Trademarks	355	(58)	297
Distribution and merchandising rights	1,307	(280)	1,027
Others	126	(66)	60

Total amortized identifiable intangible assets	¥5,206	¥(1,990)	¥3,216

Identifiable intangible assets with an indefinite life:
Trademarks			¥29,080
Gaming licenses			343
Memberships			6,640

Total unamortized identifiable intangible assets			36,063

Total identifiable intangible assets			¥39,279

Intangible assets with an indefinite useful life are reassessed for its useful life at least annually based on the factors including, but not limited to, the expected use of the asset by KONAMI, legal or contractual provisions that may affect the useful life or renewal or extension of the asset’s contractual life without substantial cost, and the effects of demand, competition and other economic factors. Intangible assets related to customer relationships, patents and franchise and other contracts have been amortized over their estimated useful lives of 3 to 20 years.

The aggregate amortization expense for identifiable intangible assets for the years ended March 31, 2012, 2013 and 2014 was ¥280 million, ¥399 million and ¥469 million, respectively.

The estimated amortization expense for the following years is as follows:

Millions of Yen
Year ending March 31,
2015	¥461
2016	391
2017	381
2018	381
2019	377

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

8.    Other Assets

Other assets at March 31, 2013 and 2014 consisted of the following:

	Millions of Yen
	2013	2014
Capitalized computer software, net	¥5,893	¥5,274
Investments in non-marketable securities	706	658
Other	4,869	4,161

Total other assets	¥11,468	¥10,093

KONAMI acquired computer software of ¥3,901 million and ¥3,721 million in fiscal years 2013 and 2014, respectively.

Capitalized computer software at March 31, 2013 and 2014 consisted of the following:

	Millions of Yen
	2013	2014
Capitalized computer software, at cost	¥27,408	¥29,625
Less—Accumulated amortization	(21,515)	(24,351)

Capitalized computer software, net	¥5,893	¥5,274

Amortization expense of computer software for the years ended March 31, 2012, 2013 and 2014 amounted to ¥1,993 million, ¥2,595 million and ¥4,166 million, respectively.

Estimated amortization expense of computer software for the following years is as follows:

Millions of Yen
Year ending March 31,
2015	2,350
2016	1,335
2017	907
2018	549
2019	133

Amortization expense of other intangible assets for the years ended March 31, 2012, 2013 and 2014 amounted to ¥43 million, ¥50 million and ¥97 million, respectively.

9.    Short-term Borrowings and Long-term Debt

A summary of short-term borrowings at March 31, 2013 and 2014 is as follows:

	Millions of Yen
	2013	2014
Unsecured short-term borrowings from banks	¥4,681	¥6,458

Short-term borrowings	¥4,681	¥6,458

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Weighted-average interest rates on short-term borrowings were 0.61% and 0.51% at March 31, 2013 and 2014, respectively. The interest rates ranged from 0.46% to 0.85% and 0.45% to 0.64% per annum at March 31, 2013 and 2014, respectively. The above-mentioned short-term borrowings from banks included $20 million (¥1,881 million) and $20 million (¥2,058 million) loans denominated in foreign currencies at March 31, 2013 and 2014, respectively.

A summary of long-term debt at March 31, 2013 and 2014 is as follows:

	Millions of Yen
	2013	2014
Unsecured 1.73% per annum bonds due in September 2013	¥5,000	—
Unsecured 0.46% per annum bonds due in September 2017	—	¥5,000
Unsecured 0.53% per annum bonds due in September 2018	—	5,000
Unsecured 0.66% per annum bonds due in September 2019	—	5,000

Total long-term debt	5,000	15,000
Less: current portion	¥(5,000)	—

Long-term debt, non-current portion	—	¥15,000

The Company issued unsecured bonds in the aggregate amount of ¥15,000 million in total on September 3, 2013. At March 31, 2013 and 2014, KONAMI did not have any assets that were pledged as collateral for any of the debt obligations.

While the Company has committed lines of credit available for immediate borrowings amounting to ¥25,000 million, it did not have any balance for the agreements as of March 31, 2013 and 2014. The aggregate commitment fee paid for such credit line agreements for the years ended March 31, 2013 and 2014 amounted to ¥19 million and ¥19 million, respectively.

The aggregate annual maturities of long-term debt outstanding at March 31, 2014 are as follows:

Millions of Yen
Year ending March 31,
2018	5,000
2019	5,000
2020	5,000

10.    Leases

KONAMI is obligated under various capital leases and noncancelable operating leases.

For the year ended March 31, 2012, certain tools, furniture and fixtures were sold for ¥788 million, and then leased back. These leases were accounted for as a capital lease since the rights of ownership are to be transferred to KONAMI at the end of respective lease terms of 3 to 10 years. For the year ended March 31, 2012, certain properties including buildings were sold at ¥759 million and leased back. Those sale-leaseback contractual terms are 10 years, and the rights of ownership are to be transferred to the lessee at the end of lease term of 10 years. Based upon KONAMI’s continuing involvement under the applicable accounting standards, those sale-leaseback transactions were accounted for under the financing method and the proceeds from the transactions were recognized as financing obligations.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

At March 31, 2013 and 2014, the amounts of assets and related accumulated amortization included in property and equipment on the consolidated balance sheet reported under capital leases and financing obligations were as follows:

	Millions of Yen
	2013	2014
Building and structures	¥21,479	¥21,479
Tools, furniture and fixtures	4,265	4,146
Accumulated amortization	(10,657)	(12,040)

Net leased property	¥15,087	¥13,585

Amortization of capitalized leases is included in depreciation expense.

Future minimum lease payments under capital leases and financing obligations and noncancelable operating leases as of March 31, 2014 are as follows:

	Millions of Yen
	Capital Leases and Financing Obligations	Operating Leases
Year ending March 31,
2015	3,071	10,006
2016	2,890	9,841
2017	2,671	9,456
2018	2,464	8,459
2019	2,336	5,593
2020 and thereafter	14,787	34,869

Total minimum lease payments	¥28,219	¥78,224

Less: amount representing interest	(5,654)

Present value of net minimum lease payments	22,565
Less: current portion	(2,078)

Non-current portion	¥20,487

KONAMI occupies certain offices and lease equipment under cancelable lease arrangements. Rental expenses for all operating leases for the years ended March 31, 2012, 2013 and 2014 totaled ¥18,255 million, ¥18,172 million and ¥18,074 million, respectively, and were included in costs of products sold, costs of services rendered and others and selling, general and administrative expenses in the accompanying consolidated statements of income.

11.    Asset Retirement Obligations

KONAMI has asset retirement obligations arising from the contractual requirements to perform certain asset retirement activities at the time that certain leasehold improvements relating primarily to the office and the health

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

and fitness facilities are disposed of. The liability was initially measured at fair value and subsequently is adjusted for accretion expenses and changes in amount or timing of estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of related long-lived assets and depreciated over the assets’ useful life.

The following table presents the activity for asset retirement obligations for the years ended March 31, 2013 and 2014:

	Millions of Yen
	2013	2014
Balance at beginning of year	¥3,489	¥3,183
Accretion expense	84	85
Liabilities settled	(380)	(22)
Additional liabilities incurred	40	179
Changes in estimates, including timing	(50)	17

Balance at end of year	¥3,183	¥3,442

12.    Income Taxes

The Company and its domestic subsidiaries were subject to national corporate tax of 30%, corporate inhabitant tax of approximately 20.7% as a percentage of national corporate tax and enterprise tax of approximately 7.5%, after considering the deductible nature of certain taxes, which in the aggregate resulted in a statutory income tax rate of 40.9% for the years ended March 31, 2012. The Company and its domestic subsidiaries are subject to national corporate tax of 28%, corporate inhabitant tax of approximately 20.7% as a percentage of national corporate tax and enterprise tax of approximately 7.5%, after considering the deductible nature of certain taxes, which in the aggregate resulted in a statutory income tax rate of 38.0% for the years ended March 31, 2013 and 2014. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Due to the amendments to the Japanese corporate tax law that were enacted on November 30, 2011, the corporate tax rate was changed. As a result, the aggregate statutory income tax rate was reduced to 38.0% for fiscal years from April 1, 2012 to March 31, 2015, and to 35.6% for fiscal years from April 1, 2015 and thereafter.

In addition, due to the amendments to the Japanese corporate tax law that were enacted on March 20, 2014, the Special Reconstruction Corporation Tax, which has been imposed for fiscal years beginning on or after April 1 2012, was abolished a year ahead of the original schedule. As a result, the statutory income tax rate, which is used for calculating deferred tax assets and liabilities resulting from temporary differences and operating loss and credit carryforwards, was reduced to 35.6% from 38.0% for fiscal years beginning on or after April 1, 2014.

KONAMI recognized deferred tax assets and liabilities resulting from temporary differences and operating loss and credit carryforwards based on the enacted tax rates that will be applied when those differences and loss and credit carryforwards are expected to reverse.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

The income before income taxes and equity in net income of an affiliated company and income tax expense (benefit) for the years ended March 31, 2012, 2013 and 2014 consisted of the following:

	Millions of Yen
	2012	2013	2014
Income before income taxes and equity in income of an affiliated company:
Japan	¥31,066	¥18,385	¥2,297
Foreign	8,960	3,530	6,931

Total	¥40,026	¥21,915	¥9,228

Income taxes—Current:
Japan	¥12,538	¥8,736	¥2,394
Foreign	1,579	363	2,301

Total	¥14,117	¥9,099	¥4,695

Income taxes—Deferred:
Japan	¥2,574	¥21	¥641
Foreign	250	(647)	(5)

Total	¥2,824	¥(626)	¥636

The significant components of total income taxes for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Millions of Yen
	2012	2013	2014
Income taxes on continuing operations before equity in net income of an affiliated company and net income attributable to the noncontrolling interest—exclusive of the effects of other components listed below	¥16,512	¥8,473	¥4,438
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	429	—	893

Total	¥16,941	¥8,473	¥5,331
Income tax expense (benefit) reported in other comprehensive income related to:
Net unrealized gains (losses) on available-for-sale securities	(0)	44	28
Foreign currency translation adjustment	43	16	(8)
Pension liability adjustment	196	2	1

Total income taxes	¥17,180	¥8,535	¥5,352

Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan was recognized by statutory income tax rate changes due to the amendments to the Japanese income tax law that were enacted on March 20, 2014,

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Reconciliations of the differences between the statutory income tax rates and the effective income tax rates are as follows:

	2012	2013	2014
Statutory income tax rate	40.9%	38.0%	38.0%
Increase (reduction) in taxes resulting from:
Non-deductible expenses	1.0	1.3	2.8
Non-taxable income	(0.1)	(0.1)	(0.1)
Change in valuation allowance	(1.7)	(2.4)	(1.6)
Adjustment of estimated income tax accruals	(0.5)	0.4	(2.5)
Unrecognized tax benefits	0.0	2.2	0.6
Tax credit, principally research	(1.1)	(1.2)	(5.1)
Effect of tax law changes	1.1	—	7.5
Impairment charges for goodwill, nondeductible	—	—	8.4
The difference between the current statutory tax rate and the future statutory rate	1.9	(0.4)	2.6
Non-deductible local taxes	1.5	2.3	5.2
Other, net	(0.7)	(1.4)	2.0

Effective income tax rate	42.3%	38.7%	57.8%

The effects of temporary differences that give rise to deferred tax assets and liabilities at March 31, 2013 and 2014 are as follows:

	Millions of Yen
	2013	2014
Deferred tax assets:
Accrued enterprise taxes	¥665	¥(34)
Accrued expenses	3,814	3,333
Accrued pension and severance costs	548	504
Allowance for doubtful accounts	343	222
Inventories	15,377	14,439
Net operating loss carryforwards	14,440	12,187
Property and equipment basis differences	3,697	3,532
Asset retirement obligations	1,236	1,294
Deferred revenue	414	1,156
Investments in affiliate	1,335	1,334
Other	2,706	2,353

Gross deferred tax assets	44,575	40,320
Less valuation allowance	(9,487)	(7,095)

Total deferred tax assets	35,088	33,225
Deferred tax liabilities:
Intangible assets	(14,634)	(13,573)
Investments in subsidiaries	(1,139)	(1,169)
Other	(1,486)	(927)

Gross deferred tax liabilities	(17,259)	(15,669)

Net deferred tax assets	¥17,829	¥17,556

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss and credit carryforwards are utilizable. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible and utilizable, management believes it is more likely than not that KONAMI will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2014.

The net change in the total valuation allowance for the years ended March 31, 2012, 2013 and 2014 were a decrease of ¥1,945 million, a decrease of ¥843 million and a decrease of ¥2,392 million, respectively. The changes in the beginning-of-year valuation allowance for deferred tax assets due to a change in circumstances that resulted in a change in judgment about realization of deferred tax assets in future years for the years ended March 31, 2012, 2013 and 2014 were nil, a decrease of ¥314 million and an increase of ¥42 million, respectively. The change in the beginning-of-year valuation allowance for deferred tax assets due to utilization of net operating loss carryforwards for the years ended March 31, 2012, 2013 and 2014 were a decrease of ¥241 million, a decrease of ¥185 million and a decrease of ¥229 million, respectively.

Net deferred tax assets were included in the accompanying consolidated balance sheets as follows:

	Millions of Yen
	2013	2014
Current assets:
Deferred income taxes, net	¥20,749	¥18,773
Investments and other assets:
Deferred income taxes, net	1,875	1,913
Current liabilities:
Other current liabilities, net	(371)	(78)
Long-term liabilities:
Deferred income taxes, net	(4,424)	(3,052)

Net deferred tax assets	¥17,829	¥17,556

At March 31, 2014, KONAMI had operating loss carryforwards aggregating approximately ¥42,942 million, which will expire as follows:

Millions of Yen
Year ending March 31
2015	¥657
2017	4,660
2018	9,241
2019	12,025
2020	3,122
2021	8,653
2022	2,326
2023 and thereafter	2,258

Total	¥42,942

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of Yen
	2012	2013	2014
Balance at beginning of year	—	¥1,006	—
Additions for tax positions of prior years	¥1,006	2,331	¥51
Settlements with taxing authorities	—	¥(3,337)	—

Balance at end of year	¥1,006	—	¥51

As of March 31, 2013 and 2014, the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is immaterial.

Although KONAMI believes its estimates and assumptions of unrecognized tax benefits are reasonable, given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases that may occur within the next twelve months cannot be made as of March 31, 2014.

KONAMI recognizes interest and penalties related to unrecognized tax benefits in income taxes in the accompanying consolidated statements of income. Both the amount of interest and penalties in the consolidated balance sheets accrued as of March 31, 2013 and 2014, and the amount of interest and penalties included in income taxes in the accompanying consolidated statements of income for the years ended March 31, 2013 and 2014 are not material.

KONAMI files its income tax returns in various tax jurisdictions. KONAMI is no longer subject to tax examinations by the respective local tax authorities for fiscal years prior to the year ended March 31, 2004 for its major tax jurisdictions in Europe, Germany, fiscal years prior to the year ended March 31, 2008 in United States and Australia, and fiscal years prior to the year ended March 31, 2008 in Japan.

13.    Severance and Retirement Plans

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

For the year ended March 31, 2012, certain of its domestic subsidiaries terminated existing defined benefit plans and made a transition to new defined contribution plans, resulting in settlement losses. Meanwhile, certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special granting termination benefits.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Net periodic cost of certain domestic subsidiaries’ plans for the years ended March 31, 2012, included the following components:

Millions of Yen
2012
Service cost—benefits earned during the year	¥132
Interest cost on projected benefit obligation	15
Expected return on plan assets	(14)
Recognized actuarial loss	20
Settlement loss	292
Loss from special termination benefit	769

Net periodic cost	¥1,214

Weighted-average assumptions used to determine net periodic cost for the years ended March 31, 2012 were as follows:

2012
Weighted-average assumptions:
Discount rate	0.9%
Assumed rate of increase in future compensation levels	1.5%
Expected long-term rate of return on plan assets	2.0%

Certain domestic subsidiaries determine the expected long-term rate of return on plan assets of the various asset investments categories. When determining the rate, management considers the current expectations for future returns and the actual historical returns of each plan asset category.

As a result, the Company and its domestic subsidiaries have defined contribution plans.

Certain domestic subsidiaries adopted the defined contribution plans for the year ended March 31, 2012 and the Company and other domestic subsidiaries adopted the defined contribution plans for the year ended March 31, 2014. For the year ended March 31, 2012, certain of its domestic subsidiaries terminated the defined benefit plans and made a transition to the defined contribution plans. Benefit obligations to be contributed to the defined contribution plans was determined as ¥1,759 million, which will be settled in 8 years. As of March 31, 2013, the amount of benefit obligations which has not been settled was ¥520 million, included in other current liabilities of ¥85 million and accrued pension and severance costs of ¥435 million, respectively, in the consolidated balance sheets. As of March 31, 2014, the amount of benefit obligations which has not been settled was ¥420 million, included in other current liabilities of ¥81 million and accrued pension and severance costs of ¥339 million, respectively, in the consolidated balance sheets.

The Company and certain of its domestic subsidiaries’ contributions to the defined contribution plans amounted to ¥249 million and ¥472 million for the years ended March 31, 2013 and 2014, respectively. The expenses were reported as costs and expenses in the consolidated statements of income.

The Company and its domestic subsidiaries have participated in Kanto IT Software Pension Fund (the Fund) as a multi-employer pension plan. The Fund was established pursuant to a Japanese law by multi-employers which are mainly Software and IT industry companies, and is a welfare pension fund for a multi-employer

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

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

As of March 31, 2012, 2013 and 2014, our participation in the Fund is outlined in the table below. The Fund financial information for the year ended March 31, 2014 was not available at the time of these consolidated financial statements were issued. Therefore, the Company discloses the Fund financial information as of March 31, 2012 and 2013 as these were the most recent dates available.

Pension Funds	EIN/ Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented		Contributions (Millions of Yen)			Surcharge Imposed		Expiration Date of Agreement
		2013	2014	2013	2014	2012	2013	2014	2013	2014
Kanto IT Software Pension Fund	N/A	N/A	N/A	No	No	781	790	805	No	No	—

The Fund financial statements for the years ended March 31, 2012 and 2013 indicated total plan asset of ¥186,190 million and ¥222,957 million, respectively; total actuarial present value of accumulated benefit obligations of ¥186,649 million and ¥206,135 million, respectively. The fund financial statements for the years ended March 31, 2012 and 2013 indicate that the plan were underfunded by ¥459 million (0.2%) and overfunded by ¥16,822 million (8.2%), respectively.

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

The Company and its domestic subsidiaries’ contributions to the plan amounted to ¥781 million, ¥790 million and ¥805 million for the years ended March 31, 2012, 2013 and 2014, respectively. The contributions the Company and its domestic subsidiaries made to the Fund represent more than 5% of the total Fund. The expenses were reported as costs and expenses in the consolidated statements of income.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

The Company and its domestic subsidiaries’ contributions to the plan are expected to amount to ¥885 million for the year ending March 31, 2015.

The Company has accrued the liability for retirement benefits for their directors and corporate auditors in the amount of ¥1,096 million and ¥1,085 million at March 31, 2013 and 2014, respectively, which is included in accrued pension and severance costs in the accompanying consolidated balance sheets.

14.    Stockholders’ Equity

Dividends

Under the Japanese Corporate Law (the “Law”), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with Japanese GAAP. At March 31, 2014, retained earnings available for dividends determined in accordance with Japanese GAAP recorded on the Company’s books of account were ¥114,654 million.

The Law provides that an amount equal to at least 10% of the aggregate amount of cash dividends of retained earnings associated with cash outlays shall be appropriated as a legal reserve until such reserve and additional paid-in-capital equals 25% of common stock.

Treasury Stock Transactions

The following table summarizes treasury stock activities for the years ended March 31, 2013 and 2014:

	Change in Treasury stock
	Shares	Millions of yen
Balance at March 31, 2012	4,879,848	¥11,246
Acquisition through purchase of odd-lot shares	3,409	6
Sell upon request for purchase of odd-lot shares	(1,317)	(2)

Balance at March 31, 2013	4,881,940	¥11,250
Acquisition through purchase of odd-lot shares	6,036	15
Sell upon request for purchase of odd-lot shares	(297)	(1)

Balance at March 31, 2014	4,887,679	¥11,264

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

15.    Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the years ended March 31, 2012 and 2013 were as follows:

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains (losses) on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2011	¥(2,158)	¥(54)	¥(335)	¥(2,547)

Current period other comprehensive (loss) income	(455)	(0)	283	(172)

Balance at March 31, 2012	¥(2,613)	¥(54)	¥(52)	¥(2,719)

Current period other comprehensive (loss) income	3,646	79	3	3,728

Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the year ended March 31, 2014 are as follows:

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Other comprehensive income before reclassifications	1,658	50	—	1,708
Amounts reclassified from accumulated other comprehensive income	—	—	2	2

Changes in accumulated other comprehensive income, net	1,658	50	2	1,710

Balance at March 31, 2014	¥2,691	¥75	¥(47)	¥2,719

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Reclassifications out of accumulated other comprehensive income (loss) for the year ended March 31, 2014 are as follows:

	Millions of Yen
	Amount reclassified from accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Pension liability adjustment	¥(3)	Selling, general and administrative

	(3)	INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY
	1	INCOME TAXES

	(2)	NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION

Total amount reclassified	¥(2)

Note: Amounts in parentheses indicate decreases in earnings

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of Yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2012
Foreign currency translation adjustments	¥(412)	¥(43)	¥(455)

Net unrealized losses on available-for-sale securities:
Unrealized losses arising during the year	(0)	0	(0)
Less: reclassification adjustment for gains included in net income	—	—	—

Net unrealized losses	(0)	0	(0)

Pension liability adjustment:
Net loss arising during the year	186	(76)	110
Less: settlement or amortization of net gain	293	(120)	173

Pension liability adjustments, net	479	(196)	283
Other comprehensive loss	¥67	¥(239)	¥(172)

2013
Foreign currency translation adjustments	¥3,662	¥(16)	¥3,646

Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	14	(5)	9
Less: reclassification adjustment for losses included in net income	109	(39)	70

Net unrealized gains	123	(44)	79

Pension liability adjustment:
Net loss arising during the year	—	—	—
Less: settlement or amortization of net gain	5	(2)	3

Pension liability adjustments, net	5	(2)	3
Other comprehensive income	¥3,790	¥(62)	¥3,728

2014
Foreign currency translation adjustments	¥1,650	¥8	¥1,658

Net unrealized gains on available-for-sale securities:
Unrealized gains arising during the year	78	(28)	50
Less: reclassification adjustment for losses included in net income	—	—	—

Net unrealized gains	78	(28)	50

Pension liability adjustment:
Net loss arising during the year	—	—	—
Less: settlement or amortization of net gain	3	(1)	2

Pension liability adjustments, net	3	(1)	2

Other comprehensive income	¥1,731	¥(21)	¥1,710

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

16.    Derivative Financial Instruments

KONAMI uses foreign exchange forward contracts with terms ranging from 3 to 6 months to reduce its exposure to short-term movements in the exchange rates applicable to firm funding commitments denominated in currencies other than Japanese yen. KONAMI does not hold derivative financial instruments for trading purposes.

As of March 31, 2013 and 2014, the balance of assets and liabilities of derivative instruments were nil.

KONAMI does not designate the foreign exchange forward contracts as hedges. The gain or loss recognized in earnings on derivatives for the year ended March 31, 2013 and 2014 were as follows:

	Location of gain or loss recognized in Income on Derivative	Millions of Yen
		For the year ended March 31, 2013	For the year ended March 31, 2014
Derivatives not designated as hedging instruments:
Forward exchange contracts	Foreign currency exchange gain (loss), net	¥(87)	—

Total		¥(87)	—

Foreign exchange net gain or losses, including those on these forward exchange contracts, for the years ended March 31, 2012, 2013 and 2014 were gain of ¥331 million, gain of ¥1,285 million and gain of ¥2,560 million, respectively.

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

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

The estimated fair values of KONAMI’s financial instruments at March 31, 2013 and 2014 are as follows:

	Millions of Yen
	2013		2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investments in marketable securities	¥440	¥440	¥518	¥518
Long-term debt, including current installments	(5,000)	(5,014)	(15,000)	(14,625)

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

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2013 and 2014, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by type of inputs used in the fair value measurements.

	Millions of Yen
Year ended March 31, 2013	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥440	—	—	¥440

Total assets	¥440	—	—	¥440

Liabilities:
Derivatives	—	—	—	—

Total liabilities	—	—	—	—

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

	Millions of Yen
Year ended March 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥518	—	—	¥518

Total assets	¥518	—	—	¥518

Liabilities:
Derivatives	—	—	—	—

Total liabilities	—	—	—	—

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

As of March 31, 2013 and 2014, KONAMI did not have any Level 3 financial instruments that were measured and reported at fair value on a recurring basis.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

In measuring the fair value of assets and liabilities using assumptions classified as Level 3 inputs, KONAMI uses valuation techniques including discounted cash flow method, relief from royalty method and guideline public company method. KONAMI determines the most appropriate valuation technique to reflect features, natures and risks of each asset and liability to measure the fair value. KONAMI verifies the reasonableness of the selected valuation techniques and appropriateness and adequacy of and the unobservable inputs. In addition, KONAMI generally engages an independent appraiser in some cases to determine the fair values of its assets and liabilities.

As of March 31, 2014, KONAMI’s assets and liabilities measured at fair value on a non-recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements. As of March 31, 2013, KONAMI did not have any assets and liabilities measured at fair value on a non-recurring basis.

	Millions of Yen
Year ended March 31, 2014	Carrying value	Level 1	Level 2	Level 3	Total losses
Non-financial assets:
Property and equipment	—	—	—	—	¥(647)
Identifiable intangible assets	¥29,010	—	—	¥29,010	(2,573)
Goodwill	4,537	—	—	4,537	(2,031)

Total non-financial assets	¥33,547	—	—	¥33,547	¥(5,251)

During the year ended March 31, 2014, KONAMI wrote down the carrying value of certain property and equipment to their estimated fair value of nil, and KONAMI classified them as Level 3. A fair value of nil was

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

determined with unobservable inputs that were primarily based negative future net cash flows expected to be generated from these assets as well as assumed salvage values of nil upon the ultimate disposition of these assets. As a result, KONAMI recognized an aggregate impairment charge of ¥647 million for such property and equipment, which is included in earnings.

During the year ended March 31, 2014, KONAMI concluded the fair value of certain identifiable intangible assets was lower than their carrying value. Consequently, the carrying value of the assets was written down to their fair value of ¥29,010 million, and classified them as Level 3. The fair value was determined using the royalty relief method and an assumed royalty rate of 2.5% on future revenues generated by these intangible assets. As a result, KONAMI recognized an aggregate impairment charge of ¥2,573 million for identifiable intangible assets included in earnings.

During the year ended March 31, 2014, KONAMI concluded implied the fair value of certain goodwill was lower than its carrying value. Consequently, the carrying value of the goodwill was written down to its implied fair value of ¥4,537 million, and classified them as Level 3. The estimated fair value of the Health & Fitness reporting unit was determined based on the weighted average of its fair value calculated by using an income approach and the market approach. Future net cash flows for the next three years were used with an assumed average annual revenue growth rate of 3.2% and a terminal value growth rate was estimated to be 1.0%. As a result, KONAMI recognized an impairment charge of ¥2,031 million for goodwill, which is included in earnings.

Impairment charges for property and equipments, net, identifiable intangible assets and goodwill are further discussed in Notes 6 and 7.

As of March 31, 2014, KONAMI’s assets and liabilities measured at fair value on a non-recurring basis in Level 3 are detailed in the following table.

	Year ended March 31, 2014
	Fair value Millions of Yen	Valuation techniques	Unobservable Inputs	Range
Property and equipment	—	Discounted cash flow method	Discount rate	5.4%
Identifiable intangible assets	29,010	Relief from royalty method	Discount rate	7.5%
Goodwill	4,537	Discounted cash flow method	Discount rate	5.4%
		Guideline public company method	EBITDA multiple	10.4 - 11.4

19.    Supplemental Disclosures to Consolidated Statements of Cash Flows

	Millions of Yen
	2012	2013	2014
Cash paid during the year for:
Interest, excluding interest capitalized	¥1,398	¥1,276	¥1,151
Income taxes	9,325	15,097	8,582
Property acquired under capital leases during the year	2,370	6	3
Recognition of tangible fixed assets due to asset retirement obligations	458	40	196

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

20.    Segment and Geographic Information

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

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Mobile games, Online games, Computer & Video Games, Amusement and Card Games.
2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.
3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.
4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

Notes:

1.	“Corporate expenses” primarily consists of administrative expenses not directly associated with specific segments.
2.	“Intersegment eliminations” primarily consists of eliminations of intercompany sales.
3.	Segment profit (loss) is measured in a consistent manner with consolidated operating income, which does not include other income (expenses), income taxes and equity in net income of affiliated company.
4.	Assets of each segment including investments in affiliates and deferred tax assets are measured in a same manner as those included in the accompanying consolidated balance sheets. Segment assets are based on those directly associated with each segment. Assets not directly associated with specific segments, except those of corporate assets, are allocated in a consistent manner which management believes is reasonable.
5.	Intersegment sales and revenues are generally recognized at values that represent arm’s-length fair value.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

The following table presents segment revenue, segment operating income (loss), segment assets, segment depreciation and amortization and segment capital expenditures information. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a.    Segment information

	Millions of yen
	2012	2013	2014
Net revenues:
Digital Entertainment—
External customers	¥139,710	¥115,750	¥103,733
Intersegment	690	616	602

Total	¥140,400	¥116,366	¥104,335
Health & Fitness—
External customers	¥82,429	¥79,866	¥76,482
Intersegment	126	30	29

Total	¥82,555	79,896	¥76,511
Gaming & Systems—
External customers	¥25,212	¥24,984	¥31,600
Intersegment	—	—	—

Total	¥25,212	¥24,984	¥31,600
Pachinko & Pachinko Slot Machines—
External customers	¥18,407	¥5,395	¥5,780
Intersegment	23	3	8

Total	¥18,430	¥5,398	¥5,788
Intersegment eliminations and Eliminations	(839)	(649)	(639)

Consolidated	¥265,758	¥225,995	¥217,595

Segment profit (loss):
Digital Entertainment	¥33,021	¥21,163	¥11,738
Health &Fitness	2,829	3,014	(4,024)
Gaming & Systems	6,656	5,606	7,321
Pachinko & Pachinko Slot Machines	4,179	(1,166)	(1,911)

Total segment profit and loss, net	46,685	28,617	13,124
Corporate expenses	(6,223)	(7,259)	(6,189)
Other, net	(436)	557	2,293

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	¥40,026	¥21,915	¥9,228

Segment assets:
Digital Entertainment	¥162,387	¥161,510	¥156,840
Health &Fitness	98,150	96,087	88,394
Gaming & Systems	18,528	21,135	26,210
Pachinko & Pachinko Slot Machines	20,327	19,906	22,138
Corporate assets	28,614	24,310	26,669

Consolidated	¥328,006	¥322,948	¥320,251

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

	Millions of yen
	2012	2013	2014
Depreciation and amortization:
Digital Entertainment	¥1,957	¥2,530	¥4,413
Health &Fitness	4,331	4,079	3,549
Gaming & Systems	1,349	1,736	538
Pachinko & Pachinko Slot Machines	299	342	358
Corporate	1,862	1,826	1,549

Consolidated	¥9,798	¥10,513	¥10,407

Capital expenditures:
Digital Entertainment	¥1,156	¥1,844	¥2,201
Health &Fitness	1,850	2,127	1,684
Gaming & Systems	3,222	1,548	2,617
Pachinko & Pachinko Slot Machines	532	516	1,505
Corporate	3,930	3,364	17,999

Consolidated	¥10,690	¥9,399	¥26,006

Corporate expenses primarily consist of personnel costs, advertising expenses and rental expenses, which are primarily related to our administrative department.

Corporate assets primarily consist of cash and cash equivalents, financial assets and property and equipment.

Capital expenditures include expenditures for acquisitions of tangible and intangible long-lived assets used in operations of each segment.

As discussed in Notes 6 and 7, impairment charges of ¥647 million for property and equipment, and ¥4,604 million for goodwill and identifiable intangible assets were included in the segment loss of the Health & Fitness segment for the year ended March 31, 2014.

For the years ended March 31, 2012, 2013 and 2014, the Pachinko & Pachinko Slot Machines segment profit and loss included inventory write-downs of ¥110 million, ¥192 million and ¥759 million, respectively.

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method As a result of the change in depreciation method, compared with previous method, depreciation expense for the year ended March 31, 2014 decreased by approximately ¥104 million of the Digital Entertainment segment, ¥381 million of the Health &Fitness segment, ¥13 million of the Gaming & Systems segment, ¥78 million of the Pachinko & Pachinko Slot Machines and ¥238 million of the Corporate.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

b.    Geographic information

	Millions of yen
	2012	2013	2014
Net revenues:
Japan	¥208,641	¥171,057	¥155,364
United States	35,955	36,631	41,679
Europe	14,561	12,703	14,088
Asia/Oceania	6,601	5,604	6,464

Consolidated net revenues	¥265,758	¥225,995	¥217,595

Property and equipment, net:
Japan	¥57,815	¥57,730	¥73,341
United States	4,191	4,317	6,176
Europe	56	388	527
Asia/Oceania	189	216	169

Consolidated property and equipment, net	¥62,251	¥62,651	¥80,213

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

21.    Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥185 million as of March 31, 2014.

KONAMI CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2012, 2013, and 2014—(Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Millions of Yen
	Balance at beginning of the year	Acquisitions	Charged (Credited) to Costs and Expenses	Charged (Credited) to Other Accounts	Deductions	Balance at end of the year
2012
Allowance for doubtful accounts
Trade accounts receivable	¥275	—	¥103	¥2	—	¥380
Other assets	288	—	(59)	—	—	229

Total	¥563	—	¥44	¥2	—	¥609
Valuation allowance for deferred tax assets	¥12,275	—	¥(673)	—	¥(1,272)	¥10,330
2013
Allowance for doubtful accounts
Trade accounts receivable	¥380	—	¥292	¥11	—	¥683
Other assets	229	—	(26)	—	—	203

Total	¥609	—	¥266	¥11	—	¥886
Valuation allowance for deferred tax assets	¥10,330	—	¥(523)	—	¥(320)	¥9,487
2014
Allowance for doubtful accounts
Trade accounts receivable	¥683	—	¥(59)	¥65	¥(220)	¥469
Other assets	203	—	39	—	(25)	217

Total	¥886	—	¥(20)	¥65	¥(245)	¥686
Valuation allowance for deferred tax assets	¥9,487	—	¥(150)	—	¥(2,242)	¥7,095

Notes:

1.	“Charged (Credited) to Other Accounts” primarily consists of the reclassification from current receivables to non-current receivables and the foreign exchange adjustment resulting from translations of amounts against allowance accounts at foreign subsidiaries.
2.	“Deductions” primarily consists of amounts written off of trade accounts receivable and amounts of valuation allowance released with corresponding deferred tax assets due to expiry of net operating loss or effect of change in tax laws.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONAMI CORPORATION

Date: July 30, 2014

/s/ TAKUYA KOZUKI
Takuya Kozuki Representative Director, President

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	— Articles of Incorporation of the registrant (English translation) ***

1.2	— Share Handling Regulations of the registrant (English translation) ****

1.3	— Regulations of the board of directors of the registrant (English translation)*

1.4	— Regulations of the board of corporate auditors of the registrant (English translation)*

2.1

— Form of Deposit Agreement among the registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

8.1	— List of subsidiaries of the registrant at March 31, 2014

11.1	— Konami Group Code of Business Conduct and Ethics

12.1	— Certification of the Chief Executive Officer required by Rule 13a-14(a)

12.2	— Certification of the Chief Financial Officer required by Rule 13a-14(a)

13.1	— Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2	— Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Incorporated by reference to the Annual Report on Form 20-F filed on August 2, 2007
**	Incorporated by reference to the Registration Statement on Form F-6 filed on September 20, 2002.
***	Incorporated by reference to the Annual Report on Form 20-F filed on August 3, 2009
****	Incorporated by reference to the Annual Report on Form 20-F filed on July 25, 2012

We have not included as exhibits certain instruments with respect to our long-term debt. The amount of debt authorized under each such debt instrument does not exceed 10% of our total assets. We agree to furnish a copy of any such instrument to the Commission upon request.